Form 20-F
period 2000-12-31
INDO PACIFIC ENERGY LTD
filed 2001-06-28
CIK 1041829

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20F

              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2000.

                         Commission file number 0-29344

                            INDO-PACIFIC ENERGY LTD.
             (Exact name of Registrant as specified in its charter)

                             Yukon Territory, Canada
                 (Jurisdiction of incorporation or organization)

                             284 Karori Road, Karori
                                   Wellington
                                New Zealand, 6003
         (Address of Principal Executive Offices, including Postal Code)

                Registrant's telephone number:     (644) 476-2717

           Securities registered pursuant to Section 12(b) of the Act:

                                      None
                                (Title of class)


           Securities registered pursuant to Section 12(g) of the Act:

                                  Common Shares
                                (Title of class)

  Securities for which there is a reporting obligation pursuant to Section 15(d)
                                   of the Act.

                                      None
                                (Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of close of the period covered by the annual report:

                            32,446,622 Common Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes     [X]     No     [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17     [X]     Item 18     [ ]

                                   The Index to the Exhibits is found at Page 88

                                TABLE OF CONTENTS

                                                                            Page
               Glossary of Terms                                               3
Part I
     Item 1    Identity of Directors, Senior Management and Advisers           7
     Item 2    Offer Statistics and Expected Timetable                         7
     Item 3    Key Information                                                 7
     Item 4    Information on the Company                                     13
     Item 5    Operating and Financial Review and Prospects                   30
     Item 6    Directors, Senior Management and Employees                     34
     Item 7    Major Shareholders and Related Party Transactions              40
     Item 8    Financial Information                                          43
     Item 9    The Offer and Listing                                          43
     Item 10   Additional Information                                         45
     Item 11   Quantitative and Qualitative Disclosures About Market Risk-    47
     Item 12   Description of Securities other than Equity Securities         47

Part II

     Item 13   Defaults, Dividend Arrearages and Delinquencies                48
     Item 14   Material Modification to the Rights of Security Holders
               and Use of Proceeds                                            48
     Item 15   Reserved                                                       48
     Item 16   Reserved                                                       48

Part III

     Item 17   Financial Statements                                           48

Signature                                                                     49

     Item 18   Financial Statements (Not Used)                                88
     Item 19   Exhibits                                                       88

GLOSSARY OF TERMS
-----------------

The following terms as defined here are used throughout this filing:

INDO or Company or Registrant refers to Indo-Pacific Energy Ltd., a corporation organized and registered under the laws of Yukon, Canada, and includes the company and its subsidiaries.

Anticline is a geologic structure in which the sedimentary strata are folded to form an arch or dome.

Appraisal Well is a well drilled after an existing discovery well to determine the extent of the resources of the field.

Basin is a segment of the crust of the Earth in which thick layers of sediments have accumulated over a long period of time.

Bbl or Barrel is one stock tank barrel, of 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

Boe refers to one barrel of oil equivalent using the ratio of one barrel of crude oil, condensate or natural gas liquids to 6 Mcf of natural gas, unless defined otherwise.

Boepd is one barrel of oil equivalent per day

Bopd Barrels of oil per day.

Condensate refers to hydrocarbons associated with natural gas which are liquid under surface conditions but gaseous in the reservoir before extraction.

Depletion is the reduction in petroleum reserves due to production.

Development refers to the phase in which a proven oil or gas field is brought into production by drilling and completing production wells and the wells, in most cases, are connected to the petroleum gathering system.

Discovery is the location by drilling of a well of an accumulation of gas, condensate or oil reserves, the size of which may be estimated but not precisely quantified and which may or may not be commercially economic, depending on a number of factors.

Dry Hole is a well drilled without finding commercially economic quantities of hydrocarbons.

Exploration Well is a well drilled in a prospect without knowledge of the underlying sedimentary rock or the contents of the underlying rock.

Farm In or Farm Out refers to a common form of agreement between or among petroleum companies where the holder of the petroleum interest agrees to assign all or part of an interest in the ownership to another party that is willing to fund agreed exploration activities which may be more or less than the proportionate interest assigned to such other party.

Fault is a fracture in a rock or rock formation along which there has been an observable amount of displacement.

Field is an area that is producing, or has been proven to be capable of producing, hydrocarbons.

Formation is a reference to a group of rocks of the same age extending over a substantial area of a basin.

Frontier Exploration is exploration in an area that has seen little previous exploration but offers the potential for the discovery of large reserves of hydrocarbons.

GAAP Generally accepted accounting principles.

Geology is the science relating to the history and development of the Earth.

Hydrocarbon is the general term for oil, gas, condensate and other petroleum products.

Lead is an inferred geological feature or structural pattern which on further investigation may be upgraded to a prospect.

Mbbls One thousand barrels of crude oil or other liquid hydrocarbons.

Mboe One thousand BOEs.

Mcf One thousand cubic feet of natural gas.

Mcfd One thousand cubic feet of natural gas per day

MMcf One million cubic feet of natural gas.

Participating Interest or Working Interest is an equity interest, as compared to a royalty interest, in an oil and gas property whereby the participating interest holder pays its proportionate or agreed percentage share of development and operating costs and receives its proportionate share of the proceeds of hydrocarbon sales after deduction of royalties due on gross income.

Pay Zone is the stratum or strata of sedimentary rock in which oil or gas is found.

Permit or License is an area that is granted for a prescribed period of time for exploration, development or production under specific contractual or legislative conditions.

Pipeline is a system of interconnected pipes that gather and transport hydrocarbons from a well or field to a processing plant or to a facility that is built to take the hydrocarbons for further transport, such as a gas liquefaction plant.

Play is a combination of geologic features that have the potential for the accumulation of hydrocarbons.

Prospect is a potential hydrocarbon trap which has been confirmed by geological and geophysical studies to warrant the drilling of an exploration well.

Proved Developed Reserves are Proved Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Proved Reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved Undeveloped Reserves are Proved Reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

Reservoir is a porous and permeable sedimentary rock formation containing adequate pore space in the rock to provide storage space for oil, gas or water.

Royalty is the entitlement to a stated or determinable percentage of the proceeds received from the sale of hydrocarbons calculated as prescribed in applicable legislation or in the agreement reserving the royalty to the owner of the royalty.

Seal is an impervious sedimentary rock formation overlying a reservoir that prevents the further migration of hydrocarbons.

Seep is the natural flow of oil or gas to the Earth's surface from a formation or through cracks and faults indicating that a formation containing hydrocarbons may be located somewhere nearby.

Seismic refers to a geophysical technique using low frequency sound waves to determine the subsurface structure of sedimentary rocks.

Show is the detectable presence of hydrocarbons during the drilling of a well.

Source Rock is sedimentary rock, usually fine-grained shale rich in organic matter, the geologic conditions, including conditions of temperature, pressure and time, and history of which is favorable for the formation of hydrocarbons.

Top Seal is a rock formation through which hydrocarbons cannot move which lies above a trap and below which hydrocarbons accumulate to form a pool.

Trap is a geological structure in which hydrocarbons build up to form an oil, condensate or gas field.


Other Expressions

Metric and Imperial Units - Conversion from metric units into imperial equivalents is as follows:

Metric Units          Imperial Units

hectare (ha)          2.471 acres

meter (m)             3.281 feet

kilometer (km)        0.621 miles (3,281 feet)

Name of Era           Name of Period   Number of Years Before Present (Millions)

Quaternary            Holocene          0 to 0.4
                      Pleistocene       0.4 to 1.8

Tertiary              Pliocene          1.8 to 5.0
                      Miocene           5.0 to 24
                      Oligocene         24 to 38
                      Eocene            38 to 56
                      Paleocene         56 to 60
Mesozoic              Cretaceous        60 to 140
                      Jurassic          140 to 200
                      Triassic          200 to 250

Paleozoic             Permian           250 to 290
                      Carboniferous     290 to 365
                      Devonian          365 to 405
                      Silurian          405 to 425
                      Ordovician        425 to 500
                      Cambrian          500 to 570

Precambrian           Precambrian       > 570

PRESENTATION OF INFORMATION

Indo-Pacific Energy Ltd. (the "Company") conducts its operations directly and through subsidiaries. The term "INDO" as used herein refers, unless the context otherwise requires, to the Company and its consolidated subsidiaries. Unless otherwise specified, all dollar amounts described herein are in United States currency. All references to daily production are before royalty, unless stated otherwise.


FORWARD LOOKING STATEMENTS

This Report contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements are not guarantees of INDO's future operational or financial performance and are subject to risks and uncertainties. Certain statements in this Report constitute forward looking statements. When used in this Annual Report, the words estimate", "intend", "expect", "anticipate" and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these statements, which speak only as of the date of this Annual Report. These statements are subject to risks and uncertainties that could cause results to differ materially from those contemplated in such forward-looking statements. Such risks and uncertainties include, but are not limited to, those identified under the subheading "Risk Factors" in Item 3 hereof.

Actual operational and financial results may differ materially from INDO's expectations contained in the forward looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from INDO's oil and gas fields, changes in the price of crude oil and natural gas, adverse technical factors associated with exploration, development, product or transportation of INDO's crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in INDO's areas of activity, changes in Canadian or USA tax, energy or other laws or regulations, changes in significant capital expenditures, delays in production starting up due to an industry shortage of skilled manpower, equipment or materials, and cost of inflation.

PART I
------

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable


ITEM 3.     KEY INFORMATION

A.     Selected financial data

The selected historical financial information presented in the table below for each of the years ended December 31, 2000, 1999, 1998, 1997 and 1996, is derived from the audited consolidated financial statements of INDO. The audited financial statements of INDO for the years ended December 31, 2000, 1999 and 1998 are included in this Filing. The selected historical financial information for the years ended December 31, 1997 and 1996 presented in the table below are derived from audited financial statements of INDO that are not included in this Filing. The selected financial information presented below should be read in conjunction with INDO's consolidated financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) elsewhere in this Filing.

The selected consolidated financial data has been prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). The consolidated financial statements included in Item 17 in this filing are also prepared under Canadian GAAP. Included within these financial consolidated statements in Note 15 is a reconciliation between Canadian and US GAAP which differ only in respect of profit after tax and shareholders equity.

                INDO-PACIFIC ENERGY LTD. AND SUBSIDIARY COMPANIES
         SELECTED FINANCIAL DATA AS OF AND FOR THE YEARS ENDED AS SHOWN
                       (IN US$000'S EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------
                         Selected Income Statement Data
                    Amounts in accordance with Canadian GAAP
--------------------------------------------------------------------------------

                                          Year                Year                Year                Year                Year
                                          Ended               Ended               Ended               Ended               Ended
                                        December 31         December 31         December 31         December 31         December 31
                                          2000                1999                1998                1997                1996
-----------------------------------------------------------------------------------------------------------------------------------
Oil and gas revenue net of royalties   $        476      $        315        $        234        $         488       $         163
Other income                                    224               359                 451                  382                 263
Operating expenses                              (59)              (66)               (140)                (112)                (38)
General and administrative expenses            (744)             (541)               (693)                (950)               (443)
Depletion and depreciation                     (112)             (104)                (96)                 (98)                (98)
Property write-downs                         (2,726)             (983)               (765)                (162)                (38)
Other Items                                      70              (161)               -                    -                   -
Income (loss) before income taxes            (2,871)           (1,181)             (1,009)                (452)               (191)
Income taxes                                   -                 -                   -                    -                   -
Income (loss) for the year             $     (2,871)     $     (1,181)       $     (1,009)        $       (452)      $        (191)
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) per share                $      (0.09)     $      (0.04)       $      (0.04)        $      (0.02)      $       (0.01)
-----------------------------------------------------------------------------------------------------------------------------------
Dividends declared per share           $       -         $       -           $       -            $       -          $        -
-----------------------------------------------------------------------------------------------------------------------------------

Amounts in accordance with US GAAP
Income (loss) for the year             $     (3,186)     $     (1,173)       $       (880)        $       (738)      $        (885)
Comprehensive income / (loss)          $     (3,256)     $     (2,665)       $        595         $       (651)      $        (885)
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) per share                $      (0.10)     $      (0.04)       $      (0.03)        $      (0.03)      $       (0.03)
-----------------------------------------------------------------------------------------------------------------------------------

                INDO-PACIFIC ENERGY LTD. AND SUBSIDIARY COMPANIES
         SELECTED FINANCIAL DATA AS OF AND FOR THE YEARS ENDED AS SHOWN
                       (IN US$000'S EXCEPT PER SHARE DATA)

                       SELECTED BALANCE SHEET INFORMATION

-----------------------------------------------------------------------------------------------------------------------------------
                                            Amounts in accordance with Canadian GAAP
-----------------------------------------------------------------------------------------------------------------------------------
                                           As at             As at             As at             As at             As at
                                        December 31       December 31       December 31       December 31       December 31
                                           2000              1999              1998              1997              1996
-----------------------------------------------------------------------------------------------------------------------------------
Working capital                          3,061             6,131             8,578            10,740             9,510
-----------------------------------------------------------------------------------------------------------------------------------
Current Assets                           3,226             6,409             8,735            10,785             9,597
Investments                               -                  670               250              -                 -
Oil and gas properties                   6,636             3,656             2,820             1,930             1,114
Property & Equipment                       125               144               134               115                35
Total assets                             9,987            10,879            11,939            12,830            10,746
-----------------------------------------------------------------------------------------------------------------------------------
Long-term debt                            -                 -                 -                 -                 -
Share Capital                           19,478            17,386            17,386            17,379            14,802
Accumulated deficit                     (9,656)           (6,785)           (5,604)           (4,595)           (4,143)
-----------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                     9,822            10,601            11,782            12,784            10,659
-----------------------------------------------------------------------------------------------------------------------------------

Amounts in accordance with US GAAP
-----------------------------------------------------------------------------------------------------------------------------------
Current Assets                           3,226             6,409             9,047            10,873             9,597
Oil and gas properties                   6,636             3,656             2,820             1,930              1,114
Total assets                             9,987            10,949            13,501            12,918             10,746
-----------------------------------------------------------------------------------------------------------------------------------
Share Capital                           20,653            18,246            18,254            18,376             15,513
Accumulated deficit                    (10,831)           (7,645)           (6,472)           (5,592)            (4,854)
Comprehensive Income Adjustment           -                   70             1,562                88               -
-----------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                     9,822            10,671            13,344            12,872             10,659
-----------------------------------------------------------------------------------------------------------------------------------

Exchange Rates

The Registrant's financial statements, as provided under Items 8 and 17 are presented in US$ - the host country currency. However, years prior to 1998 were presented in Canadian dollars, so for comparison the Canadian exchange rates are provided. Rates of exchange are obtained from the Bank of Canada and believed by the Registrant to approximate closely the rates certified for customs purposes by the Federal Reserve Bank in New York.

At the close of business on June 15, 2001 the buying rate was: US$1.00:
Cdn$1.5243, and on December 29, 2000, the last business day for year 2000, the buying rate for Canadian dollars was US$1.00: Cdn$1.4995.

The following table sets out the buying rate for Canadian dollars for the last 6 months:

                  May 2001        Apr 2001        Mar 2001        Feb 2001        Jan 2001        Dec 2000
Month End           1.5384          1.5366          1.5763          1.5361          1.4989          1.4995
Average             1.5415          1.5575          1.5585          1.5218          1.5032          1.5224
High [1]            1.5542          1.5825          1.5795          1.5422          1.5175          1.5480
Low [1]             1.5271          1.5345          1.5364          1.4901          1.4905          1.4946

[1] The high and low buying rate figures are selected from daily high and low figures.

     The following table sets out the buying rate for Canadian dollars for the last 5 financial years:

             2000         1999          1998         1997         1996
Year End     1.4995       1.4433        1.5333       1.4305       1.3706
Average      1.4852       1.4868        1.4831       1.3844       1.3636
High [1]     1.5583       1.5287        1.5795       1.4393       1.3855
Low [1]      1.4353       1.4433        1.4082       1.3365       1.3295

[1] The high and low buying rate figures are selected from daily high and low figures.

B.     Capitalisation and indebtedness

Not applicable

C.     Reasons for the offer and use of proceeds

Not applicable

D.     Risk Factors
The common shares of the Registrant must be considered a speculative investment due to a number of significant risk factors. Purchasers of the Registrant's common shares should consider the following:

1.     Reliance on Expertise of Certain Persons
       The Registrant is dependent on the management by its president, David Bennett, and, in the acquisition, exploration and development of petroleum properties, on the advice and project management skills of various consulting geologists, geophysicists and engineers retained by the Registrant from time to time. The current president of the Registrant is experienced in the acquisition, exploration and development of petroleum properties in New Zealand and other Asian countries, particularly Papua New Guinea and Australia. Should the current president leave the Registrant, the Registrant may have difficulty in immediately finding a person of comparable experience to manage the business of the Registrant. The Registrant does not currently maintain key person insurance on the president or any other employee.

2.     Limited Financial Resources and Lack of Sufficient Capital
       The Registrant's auditors for the 2000 fiscal year have expressed substantial doubt as to the Registrant's ability to continue to meet future commitments. The Registrant has limited financial resources and may not be able to raise sufficient funds to sustain, continue or expand its business. Currently the Registrant does not have sufficient capital to satisfy the required capital expenditures for the 2001 fiscal year in order to maintain the Registrant's interests in all of its permits. Should the Registrant fail to raise additional capital, or fail to enter into agreement with third parties to fund permit obligations, or fail to renegotiate such obligations, the Registrant may be unable to carry out its plan of operations and may be forced to abandon some of its permit interests (See Risk Factor #16). The Registrant currently has limited revenues and relies on farmout of expenditure to third parties, and issuance of common shares to raise funds to finance the business of the Registrant. In order to satisfy the required capital expenditures for the upcoming fiscal year to maintain the Registrant's interests in its permits, the Registrant will either have to raise additional capital through the issuance of common shares, or enter into agreements with third parties to fund permit obligations, or renegotiate such obligations. There is no assurance that market conditions will continue to permit the Registrant to raise funds if required, or that the Registrant will be able to enter into agreement with third parties to fund permit obligations, or be able to renegotiate such obligations. Due to the above uncertainties the auditors' report expressed substantial doubt about the Registrant's ability to continue to meet future commitments.

3.     Competition with Other Companies
       Other companies are in competition with the Registrant. The Registrant must compete with such companies in bidding for the acquisition of petroleum interests from various state authorities, in purchasing or leasing equipment necessary to explore for, develop and produce hydrocarbons and in obtaining the services of personnel in the exploration for, and development and production of, hydrocarbons.

4.     Failure to Locate Commercial Quantities of Hydrocarbons and Geological
       Risks
       There is no assurance that commercial quantities of hydrocarbons will be discovered. Geological conditions are variable and of limited predictability. Even if production is commenced from a well or field, production will inevitably decline over the course of time, reducing the operating profitability of the enterprise and eventually causing its termination.

5.     Fluctuation of Oil and Gas Prices
       Prices for oil and gas will fluctuate depending on international demand, production and other factors which cannot be foreseen by the Registrant. Oil is a global commodity, which has seen major fluctuations in value over the last 30 years, such fluctuations occurring in a rapid and unpredictable manner. In early 1999, the average price of oil dropped to near $10/barrel, while during year 2000 the price was maintained above $20/barrel. The long run average price through the last 20 years has, however, been in the $18-20/barrel range. Most forecasting agencies are now placing the long run price for the coming decade in the $20-28/barrel range. There is no foreseeable shortage of oil reserves, but short term shortages in production capacity and infrastructure, tanker capacity and political factors, can and do cause price rises. These in turn trigger responses to enable supply to meet demand (and vice versa), which counteract such price rises over a time scale of a year or so. Therefore, the longer that prices remain elevated, the more likely it becomes that prices will eventually fall below the long run price. A decline in price may render a discovery uneconomic. Production, if any, from the Registrant's offshore and PNG properties would take some years to develop and all production will be sold under financial conditions that cannot be determined.

       This fluctuation in prices can be seen from the following table of the average monthly prices received by the Registrant for Ngatoro oil in the last 2 years.

             Month     Oil Price (US$/bbl)     Month     Oil Price (US$/bbl)
             Jan-99         $  8.79            Jan-00         $ 21.85
             Feb-99         $  7.88            Feb-00         $ 23.59
             Mar-99         $  9.61            Mar-00         $ 24.51
             Apr-99         $ 12.55            Apr-00         $ 23.07
             May-99         $ 13.14            May-00         $ 26.24
             Jun-99         $ 13.25            Jun-00         $ 28.93
             Jul-99         $ 15.87            Jul-00         $ 28.98
             Aug-99         $ 17.87            Aug-00         $ 29.74
             Sep-99         $ 20.03            Sep-00         $ 32.54
             Oct-99         $ 20.14            Oct-00         $ 30.56
             Nov-99         $ 20.47            Nov-00         $ 30.49
             Dec-99         $ 20.59            Dec-00         $ 25.23

6.     Governmental Laws and Local Conditions
       There is no assurance that governmental regulation will not vary, including regulations relating to prices, royalties, allowable production, environmental matters, import and export of hydrocarbons and protection of water resources and agricultural lands. The Registrant is subject to foreign governmental regulations that relate directly and indirectly to its operations including title to the petroleum interests acquired by the Registrant, production, marketing and sale of hydrocarbons, taxation, environmental matters, restriction on the withdrawal of capital from a country in which the Registrant is operating and other factors. There is no assurance that the laws relating to the ownership of petroleum interests and the operation of the business of the Registrant in the jurisdictions in which it currently operates will not change in a manner that may materially and adversely affect the business of the Registrant. There is no assurance that the laws of any jurisdiction in which the Registrant carries on business may not change in a manner that materially and adversely affects the business of the Registrant.

7.     Aboriginal Claims
       Claims of aboriginal peoples in Australia, New Zealand and Papua New Guinea may adversely affect the rights or operations of the Registrant.

              * The Registrant has Permits in the Timor Sea (AC/P 19, AC/P 26
                and AC/P 31), an area governed by Australian Law.

              * The Registrant has a Permit in the Zone Of Cooperation between
                Australia and East Timor (ZOCA) (ZOCA 96-16) an area which is governed by both The Republic of East Timor and Australia. Currently the Royalty regime in the ZOCA is being re-negotiated by the United Nations on behalf of the Republic of East Timor, and Australia. The Registrant has no control over the outcome of these negotiations in the ZOCA regarding the royalty/revenue or tax take by The Republic of East Timor.

              * The Registrant has Permits in Papua New Guinea (PPL 215, PPL
                192, PPL 157, PRL4, PRL 5, APPL 228) which are subject to the rule of the democratic government of the nation of Papua New Guinea.

              * The Registrant has Permits in New Zealand (PEP's 38256, 38328,
                38330, 38332, 38716, 38720, 38723, 38736 and PMP 38148) where the government has a right to either a 5% Ad Valorum Royalty or 20% accounting profits tax.

8.     Environmental Risks
       The Registrant is subject to laws and regulations that control the discharge of materials into the environment, require removal and cleanup in certain circumstances, require the proper handling and disposal of waste materials or otherwise relate to the protection of the environment. The Registrant believes that it has conducted its business in substantial compliance with all applicable environmental laws and regulations.

9.     Possible Lack of or Inadequacy of Insurance
       The Registrant maintains insurance against certain public liability, operational and environmental risks, but there is no assurance that an event causing loss will be covered by such insurance, that such insurance will continue to be available to, or carried by, the Registrant or, if available and carried, that such insurance will be adequate to cover the Registrant's liability.

10.    No Assurance of Earnings
       The Registrant currently has one oil and gas producing property, with two separate producing pools, which, until December 31, 2000, did not generate enough revenue to meet the Registrant's expenses. The Registrant has a limited history of earnings and there is no assurance that the business of the Registrant will be profitable. As at the end of the Registrant's last fiscal year ended December 31, 2000, the Registrant had an accumulated deficit of $9,656,106. Subsequent to the year-end, the Registrant made a discovery at Goldie-1, which will provide significantly greater revenues than previously, but this may not be sufficient to offset the previously accumulated deficit. The Registrant cannot guarantee that it will continue generating revenues in the future. A failure to generate revenues will likely cause the Registrant to eventually go out of business.

11.    No Assurance of Dividends
       Even if the business of the Registrant is profitable, there is no assurance the board of directors will declare dividends on common shares. The Registrant has not paid dividends at any time in its history to date and there is no assurance that the Registrant will pay a dividend at any time in the future.

12.    Effect of Taxation of Dividends on Shareholders
       The register of members of the Registrant discloses that the majority of the shares of the Registrant are held of record by persons resident in the United States of America. If the Registrant should declare a dividend, a withholding tax of five percent is payable in Canada on payment of a dividend to a corporate resident of the United States of America holding more than ten per cent of the shares of the Registrant and 15% to all other residents of the United States. This may have a negative effect on those shareholders' returns from dividends, and possibly impact the price received for their shares.

13.    Marketing of Petroleum Products
       The availability of products sold, or to be sold, by the Registrant may be restricted or rendered unavailable due to factors beyond the control of the Registrant, such as change in laws in the jurisdictions in which the properties of the Registrant are located, changes in the source of supply in foreign countries, prohibition on use due to testing and licencing requirements and in certain areas of the world civil disorder or governmental confiscation without compensation.

14.    Effect of Different Currencies for Revenue and Expenses
       The Registrant holds its cash reserves and receives the majority of its revenues in US dollars, but incurs the majority of its expenses and its petroleum property expenditures in Australian and New Zealand dollars. Subsequent to the reporting date, the value of both the Australian and New Zealand currencies has depreciated against the value of the US currency to the benefit of the Registrant during that period. An increase in value of either of the New Zealand and Australian dollar versus the US dollar would have a detrimental effect to the Registrant as the Registrant's expenses incurred would, in turn, increase in US dollars.

15.    Inadequacy of Public Market
       As of August 21, 2000 the Registrant's common shares were de-listed from trading on the OTCBB as the Registrant had outstanding comments on its initial 1934 Exchange Act registration statement from the Securities and Exchange Commission ("SEC"). In order to be re-listed on the OTCBB, the Registrant was required to achieve a "no comment" status with the SEC.
       As at December 31, 2000, there was no organized market within which the Registrant's common shares could be traded. Subsequently, on April 16, 2001 the Registrant reached a "no comment" status with the SEC, and was re-listed on the OTCBB on May 23, 2001. The Registrant is required to hereafter maintain its status as a "reporting" issuer under the Securities Exchange Act of 1934 (the "34 Act"), in order to be traded by broker-dealers regulated by the National Association of Securities Dealers ("NASD"). There can be no assurance that a stable market for the Registrant's common shares will be maintained. If the Registrant fails to remain current in its filings with the SEC, the Registrant may be de-listed again and the Registrant's shareholders may not be able to sell their shares in the public market within the United States. There can be no assurance that the Registrant will remain eligible for listing on the OTCBB.

16. Consequences of Failure to Satisfy Prescribed Permit or License Terms and Conditions
       In all cases, the terms and conditions of the permit or license granting the right to the Registrant, or the party from which the Registrant acquired, the right to explore for, and develop, hydrocarbons prescribe a work program and the date or dates before which such work program must be done. Varying circumstances, including the financial resources available to the Registrant and reliance on third party operators of permits and licenses, or circumstances beyond the control or influence of the Registrant may result in the failure to satisfy the terms and conditions of a permit or license and result in the complete loss of the interest in the permit or license without compensation to the Registrant. Such terms and conditions may be renegotiated with applicable regulatory authorities, but there is no assurance that if a term or condition of a license or permit that is required to be satisfied has not been met, that such term or condition will be renegotiated with the applicable authority.

17.    Dilution
       The Registrant's Articles of Incorporation authorize the issuance of 100,000,000 shares of common stock. The Registrant's Board of Directors has the power to issue any or all of such shares that are not yet issued without stockholder approval. The Registrant's Board of Directors will likely issue some or all of such shares to acquire further capital in order to carry out its intended operations or expand its current operations, or to provide additional financing in the future. The issuance of any such shares may result in a reduction of the book value or market price of the outstanding shares of the Registrant's common shares. If the Registrant does issue any such additional shares, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change of control of the Registrant.

18.    No Title Insurance
       The Registrant does not maintain title insurance over its permits.

19.    Dealings With Associated Companies
       The Registrant has acquired interests in some petroleum properties with, or from, or transferred interests to, other companies or their respective subsidiaries, being Trans-Orient Petroleum Ltd., Durum Cons. Energy Corp., Gondwana Energy Ltd. and AMG Oil Ltd., which have common or connected management, and the same principal shareholder. The percentage participation of the Registrant and another associated company in a property is determined by the boards of directors of each such company in accordance with the best business judgment of the board based on the assessment of the relative requirements and abilities of the companies to participate and applicable law. Persons who are not willing to rely on the exercise of judgment by the respective boards of directors in determining the participation in properties should not consider an investment in the shares of the Registrant or of other associated companies. See ITEM 4D.- PROPERTY, PLANT and EQUIPMENT, ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES AND ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

ITEM 4.     INFORMATION ON THE COMPANY

A.  History and Development of the Company

1. The Registrant's legal and commercial name is: Indo-Pacific Energy Ltd.

2. The Registrant was incorporated on July 31, 1979 under the name Pryme Energy Resources Ltd. under the Company Act (British Columbia, Canada), and has operated continuously since that time. The Registrant is currently operating, under the above name - Indo-Pacific Energy Ltd.

3. The Registrant is domiciled in the Yukon in Canada.
     Its registered office is:
       Suite 200 Financial Plaza
       204 Lambert Street
       Whitehorse, YT
       Y1A 3T2
       CANADA

     Its principal offices are:
       Indo-Pacific House
       284 Karori Road
       Karori, Wellington
       NEW ZEALAND
       Telephone Number: (644) 476-2717

4. Important Events / Company History

The Registrant was incorporated on July 31, 1979 under the name Pryme Energy Resources Ltd. under the Company Act (British Columbia, Canada). On March 21, 1980 the Registrant became a reporting or distributing company in British Columbia with the issuance of a receipt for its initial prospectus offering. The business of the Registrant was not successful and the Registrant was reorganized. On August 23, 1985 the name was changed to Newjay Resources Ltd. and a consolidation of its common shares on a 2.5 old for one new basis occurred. The business of the Registrant was the exploration for hydrocarbons in Alberta, California and Texas. The business of the Registrant was not successful and the Registrant was again reorganized. The Registrant applied to be, and was deemed, inactive by the Vancouver Stock Exchange on February 26, 1993 and subsequently completed a reorganization satisfactory to the Vancouver Stock Exchange and was removed from inactive status on April 25, 1994. On August 25, 1993 the name of the Registrant was changed to Consolidated Newjay Resources Ltd. and a consolidation of its common shares on a 3.5 old for one new basis occurred. The Registrant did not commence any business after these events until 1996.

In April 1995, control of the Registrant was acquired by Mr. Alex Guidi, who has been a member of the board of directors and the principal shareholder of the Registrant. On May 9, 1995 the name of the Registrant was changed to its current name. A subdivision of its common shares on a one and a half new for one old basis occurred on April 15, 1996 and a further subdivision of its common shares on a two new for one old basis on May 31, 1996 occurred. The Registrant began to acquire its current petroleum properties in 1996.

The common shares of the Registrant commenced trading in January, 1996 on the Bulletin Board operated by the National Association of Securities Dealers, Inc.(the "Bulletin Board") and traded under the symbol "INDX". Trading in the common shares of the Registrant was halted by the Vancouver Stock Exchange on September 12, 1996 and the Registrant voluntarily delisted from the Vancouver Stock Exchange on September 13, 1996.

On September 25, 1997, the Registrant was continued from being a corporation subsisting under the Company Act (British Columbia) to a corporation subsisting under the Business Corporations Act (Yukon). The Registrant maintains its head office and exploration office in Wellington, New Zealand.

From 1996 to 2000, the Registrant acquired interests in petroleum exploration licences and permits in New Zealand, Australia and Papua New Guinea. The Registrant also acquired the outstanding shares of Ngatoro Energy Limited [formerly, Minora Energy (New Zealand) Limited] and entered into an agreement with China National Oil and Gas Exploration and Development Corporation for a Technical Study Agreement in the Nanling and Wuwei basins, Anhui province, China. The exploration of certain of the petroleum interests commenced in 1996. The Registrant continues to acquire and explore petroleum interests.

On January 31, 2000 the Registrant announced that it had entered into a letter of intent to acquire all the exploration permit interests of Trans-Orient Petroleum Ltd. The Agreement was formally closed on March 29, 2000 and ratified by the shareholders of Trans-Orient Petroleum Ltd at a General Meeting held on May 23, 2000.

 On August 21, 2000 the National Association of Securities Dealers (the "NASD") removed the Registrant's Common Shares from trading on the NASD Over-the-Counter Electronic Bulletin Board (the "OTCBB") because the Registrant did not meet NASD eligibility rule 6530(b)(1). From August 20, 2000 until May 23, 2001, the Registrant's Common Shares did not trade on an organized market. Following confirmation, on April 16, 2001, from the SEC of the Registrant achieving a "no comment" status, the Registrant's shares were re-listed on the OTCBB under the symbol INDXF, on May 23, 2001.


5 & 6. Principal Capital Expenditures

During the last 3 fiscal years the Registrant has made several significant expenditures on its oil and gas properties in the normal course of operations, having participated in the drilling of 10 wells in that time. The significant expenditures on the properties are detailed in ITEM 4D.- PROPERTY, PLANT and EQUIPMENT. In addition to these expenditures in the normal course of operations, in fiscal 2000 the Registrant purchased all the properties held by Trans-Orient Petroleum Ltd. in a significant transaction which is summarized below.

Summary of the Material Conditions of the Asset Purchase from Trans-Orient Petroleum Ltd.

The terms of the Agreement between the Registrant and Trans-Orient Petroleum Ltd. provided that the Registrant:

* received a range of non-producing exploration assets ("the Assets"), from Trans-Orient Petroleum Ltd. The value placed upon the Assets by the Registrant and Trans-Orient Petroleum Ltd. was $4,097,360. The Registrant assumed the rights and obligations attached to those Assets as at December 31, 1999.

*      in return for the above assets, Trans-Orient Petroleum Ltd. received:
       1) forgiveness of outstanding loans ($1,042,928) by the Registrant to Trans-Orient Petroleum Ltd.,
       2) transfer at deemed market value of shares held by the Registrant to Trans-Orient Petroleum Ltd:
          i) 1,800,000 shares of AMG Oil Ltd. to Trans-Orient Petroleum Ltd. at a deemed value of $720,000;
          ii) 600,000 shares of Gondwana Energy, Ltd. to Trans-Orient Petroleum Ltd. at a deemed value of $20,000;
          iii) 517,020 shares of Trans-Orient Petroleum Ltd. to Trans-Orient Petroleum Ltd. for cancellation.
       3) issuance of 4,184,224 units in the Registrant to Trans-Orient Petroleum Ltd., at a deemed value of $0.50 per unit. Each Unit consists of one common share and one "A" Warrant. Each "A" Warrant will entitle the holder to purchase one additional common share of the Registrant in consideration for $0.50 per common share exercisable up to March 29, 2001 and thereafter for $0.75 per common share up to March 29, 2002. Upon the exercise of the "A" Warrants by Trans-Orient Petroleum Ltd., and subject to a commercial discovery having occurred on the Assets or the Subsidiary's Assets, the Registrant shall issue to Trans-Orient Petroleum Ltd. one "B" Warrant for each "A" Warrant exercised. The "B" Warrants shall be exercisable at a price of $1.50 for a period of one year from the date of issue of the "B" Warrants, and
       4) grant to Trans-Orient Petroleum Ltd. of a range of gross over-riding royalties on the transferred assets, as detailed in the table below, and;
       5) granting the right for Trans-Orient Petroleum Ltd. to participate in up to 25% of any Equity Financing made by the Registrant up until December 31, 2001, provided that such right is not in contradiction to any condition of a third party arms-length Equity Financing.

The acquisition of the Assets means that the Registrant now has the right to produce petroleum in the relevant permit areas (once a discovery has been made) and it must comply with the work commitments attached to the permits.

The Assets purchased by the Registrant consisted of the following interests:

 Permit Description     Location     Participating Interest    Gross Over-riding
                                                                   Royalty
New Zealand
PEP 38328            East Coast Basin           22.5%              2% (1)
PEP 38332            East Coast Basin           20%                2%
PEP 38335            East Coast Basin           15%                2%
PEP 38339            East Coast Basin           50%                2%
PEP 38720            Taranaki Basin             50%                2%
PEP 38723            Taranaki Basin             40%                2%
PEP 38256            Taranaki Basin             35%                2%

Australia and ZOCA (Zone of Cooperation, Area A; between Australia & United Nations)
ZOCA 96-16           Timor Sea                  10%                1%
AC/P 26              Timor Sea                  35%                1%

Papua New Guinea
PPL 192              Papuan Basin - Foreland    20%                1%
PPL 157              Papuan Basin - Foreland     7.5%              1%
PPL 215              Papuan Basin - Foreland    40%                1%
PPL 213               Papuan Basin - Highlands   5%                1%

Note: (1) For a pool of a one-kilometre radius around the Whakatu-1 well in PEP 38328, the royalty is 5%.

None of these assets acquired from Trans-Orient were producing assets.

The Registrant had, prior to the acquisition, already owned a partial interest in a majority of the permits acquired, and was, therefore, familiar from a technical and operational point of view, with the exploration merits of these interests.


7. Public Takeovers

The Registrant is not aware of any planned takeover of its shares by third parties, nor is the Registrant planning any takeover of another company.


B.  Business Overview

1.     Nature of Operations

The Registrant is an oil and gas exploration and production company incorporated in Canada, and based in Wellington New Zealand, with interests in the Austral-Pacific region in hydrocarbon properties described in Item 4.D. The Registrant is involved in the exploration for commercial quantities of hydrocarbons and, to a lesser extent, the development and production of hydrocarbons. It is likely the Registrant's activity in development and production of hydrocarbons will increase following the Registrant's commercial discovery at Goldie-1 in March 2001. Total production revenue for the year ended December 31, 2000 was $475,646. The majority of the Registrant's properties are in the exploration stage. The Registrant's focus is on the acquisition, exploration and development of properties in the Austral- Pacific region.

The Registrant sells oil and gas from producing properties in which it holds an interest. For the last 3 years, the Registrant's only producing property has been the PMP 38148 "Ngatoro" Mining Permit in Taranaki, New Zealand, with production being from the Ngatoro oil field. However currently it has two producing pools within the property, with the "Goldie-1" pool being a separate accumulation, in the above Mining Permit.

2.     Principal Markets

The Registrant sells all of its oil and gas production to a single company - Energy Exploration NZ Limited (now a subsidiary of Shell Petroleum NZ Ltd.). The oil is sold into the Australasian market covering the New Zealand refinery and the east coast of Australia. The gas is sold into the New Zealand reticulation system.

3.     Seasonality of Company's business

The Registrant's business is generally not seasonal, being solely reliant on international oil prices and local gas prices in New Zealand. Gas prices do not vary under the current sales contracts, whilst oil prices vary in line with international prices, for which there have been, in past years, seasonal highs in the summer months (for the "US driving season") and in the winter months (for the northern hemisphere heating oil season).

4.     Raw materials

The Registrant does not have a reliance on raw materials, as it operates in an extractive industry.

5.     Marketing channels

As the Registrant's oil and gas are sold under single contracts, different marketing channels are not currently required.

6.     Patents or licences

The Registrant does not have a reliance on any significant patents or licences, apart from the use of certain software programs.

7.     Company's competitive position

The Registrant competes with other companies in bidding for the acquisition of petroleum interests from various state authorities, and in exploring and producing oil and gas in the Australasian region. However, the Company does have a competitive position in being the holder of the largest acreage in onshore licences in New Zealand and in the position of several of its key properties in New Zealand, Australia and Papua New Guinea.

8.     Material effects of government regulations

The Registrant is subject to government regulation of the oil and gas properties it holds and in the operations it conducts on those properties. The effects of those regulations are detailed in ITEM 4D.- PROPERTY, PLANT and EQUIPMENT.


C.  Organizational Structure

The Registrant is the publicly listed parent company of a group of companies. The Registrant's operations are conducted through its 100% wholly owned subsidiaries, as described below:

Company:                       Country of Incorporation   Ownership/Voting Power
--------                       ------------------------   ----------------------

PARENT:
Indo-Pacific Energy Ltd.               Canada

SUBSIDIARIES:
Source Rock Holdings Limited           New Zealand                100%
Indo-Pacific Energy (NZ) Limited       New Zealand                100%
Ngatoro Energy Limited                 New Zealand                100%
PEP 38716 Limited                      New Zealand                100%
Indo-Pacific Energy (PNG) Ltd.         Papua New Guinea           100%
Indo-Pacific Energy (Aust) Pty. Ltd.   Australia                  100%
Trans-Orient Petroleum (Aust) Pty Ltd  Australia                  100%
ZOCA 96-16 Pty Ltd                     Australia                  100%
Trans-Orient Petroleum (PNG) Ltd       Papua New Guinea           100%

Note: all companies are owned 100% and the Registrant has 100% of the voting power.

Unless the context indicates otherwise, the "Registrant" will refer to Indo-Pacific Energy Ltd. and its subsidiaries.


D.  Property, plant and equipment

The Registrant's major operations and principal activities are in the oil and gas exploration and production business. The Company has operated in four countries over the past three years: New Zealand, Australia, China and Papua New Guinea. Apart from Petroleum Properties, the Registrant has only minor office assets held for the purpose of operating the business.

Petroleum Properties in New Zealand, Australia and Papua New Guinea

The Registrant holds a number of government issued permits in the jurisdictions of Australia, New Zealand and Papua New Guinea, which authorize prospecting and exploration for hydrocarbons. These are listed on page 18.

General

* Except for PMP 38148, which is a Production Mining Permit in New Zealand, the properties of the Registrant are exploration Permits or Licences and have no proven hydrocarbon reserves.

*     Exploration Permits or Licenses have work obligations described below.

* At the date of this Form 20F, the Registrant has no encumbrances, liens or mortgages on the properties, except:

      (a) for the royalties payable from oil & gas production achieved on the assets acquired from Trans-Orient Petroleum Ltd., as detailed in the summary of the Purchase from Trans-Orient Petroleum Ltd. above.

      (b) a right of participation exists in favor of Lonman Pty Ltd ("Lonman"), and applies over the Registrant's interest in AC/P 19 and AC/P 26. Lonman may, prior to the first well or farm-in to the first well, exercise an option to acquire 5% of the Registrant's interest by repayment of past costs and contribution pro-rata to ongoing costs. Alternatively, if a farmout at a premium is made to a third party prior to the first well, Lonman shall be granted a Carried to Production equity amounting to 5% of the free carried equity of the Original Parties in such farmout. Lonman will be required to repay all past costs associated with this equity out of its share of production revenue.

For definitions of technical terms used in the description of properties, see the Glossary of Terms on page 3.

The following properties which are discussed in this ITEM 4.D, with interests as at June 20, 2001:

Property          Location                                Working Interest
Developed
PMP 38148         Taranaki Basin, New Zealand               5.0%
 (Goldie Sole Risk Area in PMP 38148)                     100.0%    [1]

Undeveloped
New Zealand
PEP 38256         Canterbury Basin, New Zealand            20.0%    [1]
PEP 38328         East Coast Basin, New Zealand            62.5%    [1]
PEP 38330         East Coast Basin, New Zealand            39.28%   [1]
PEP 38332         East Coast Basin, New Zealand            62.5%    [1]
PEP 38335         East Coast Basin, New Zealand            25.0%
PEP 38716         Taranaki Basin, New Zealand              23.8%
PEP 38720         Taranaki Basin, New Zealand             100.0%    [1]
PEP 38723         Taranaki Basin, New Zealand              36.0%    [1]
PEP 38736         Taranaki Basin, New Zealand             100.0%
Australia
AC/P19            Offshore Timor Sea, Australia           100.0%    [1] [2]
AC/P31            Offshore Timor Sea, Australia           100.0%    [1] [2]
AC/P26            Offshore Bonaparte Basin, Timor Sea      50.0%    [2]
ZOCA 96-16        The Timor Gap Zone of Cooperation        10%
Papua New Guinea
PPL 192           Onshore Papua New Guinea Foreland        60.0%    [1]
PPL 215           Onshore Papua New Guinea Foreland        80.0%    [1]
PPL 157           Onshore Papua New Guinea Foreland         7.5%
PRL 4&5           Onshore Papua New Guinea Foreland         7.5%
APPL 228          Onshore Papua New Guinea                 10%      [2]

[1] Operated by the Registrant. See Item 7.B - Related Transactions
[2] Increase in equity interest subject to completion of compliance paperwork, currently in process with relevant government agencies.

New Zealand

Unless otherwise indicated, petroleum exploration permits granted in New Zealand provide for the exclusive right to explore for petroleum for an initial term of five years, renewable for a further five years over one-half of the original area. The participants are allowed to exceed the committed work programs for the permits or apply for extensions or reductions of such work programs for any particular year. Any production permits granted will be for a term of up to 40 years from the date of issue. The New Zealand government has reserved a royalty of the greater of 5% of net sales revenue or 20% of accounting profits from the sale of petroleum products. No performance bond is required, but in the event that the permit holder(s) do not satisfy the regulatory agency that they have met the performance obligations of the committed work program (or such variation as may have been agreed with the regulatory agency), the government has the power to cancel the permit.

Developed
New Zealand, Onshore Taranaki Basin, North Island

The Taranaki Basin is located on the west coast of the North Island. The sediments in the Taranaki Basin range in age from Late Cretaceous to the Quaternary and encompass a depth of some 25,000 feet with complex structure and geology. Compression across the eastern portion of the Basin during the early Miocene period created a thrusted fold belt up to ten miles wide, which contains the McKee, Tariki, Ahuroa and Waihapa-Ngaere fields. Further west in the onshore region are the fault bounded Kapuni, Ngatoro and Kaimiro fields. All these fields are currently in production.

Petroleum Mining Permit PMP 38148 (5.0%)

Effective September 1, 1996 the Registrant bought the outstanding shares of Minora Energy (New Zealand) Limited for AUS$575,000 (US$348,790). The name of the company was changed to Ngatoro Energy Limited. Ngatoro Energy Limited owns a five percent participating interest and revenue interest in Petroleum Mining Permit 38148 ("PMP 38148").

The permit area is 9,400 acres. The permit expires on December 23, 2010. Production is from turbidite sandstones of the Mount Messenger Formation at depths of 1,500 metres to 2,000 metres. The other participants are New Zealand Oil & Gas Ltd. (35.43%) and Shell Petroleum NZ Ltd. (59.57%). New Zealand Oil & Gas Ltd. is the operator. Revenues from the permit are subject to the Crown's right of a royalty of the greater of five per cent of net sales revenue from the sale of petroleum products or 20% of accounting profits, whichever is the greater in any one year.

The permit has produced from the Ngatoro oil field since 1992, with average production rates being approximately 900-1,200 bopd (Company share 45-60 bopd) for the last three years. The Ngatoro oil field has seven producing oil wells and one producing gas well. Production averaged approximately 860 bopd of oil plus 3.0 MMscfd of gas (Company share 43 bopd and 0.15 MM scfd) during May 2001. A recent "minifrac" workover to one well, Ngatoro-7 increased production by 300 to 400 bopd (Company share 15 to 20 bopd) from the beginning of June 2001. Further enhancements through similar minifracs to at least two other wells (Ngatoro-1 and Ngatoro-6) might provide similar improvements in production, and a waterflood project to improve ultimate recovery from the field, is under consideration by the joint venture, following an independent assessment of its potential by Schlumberger-Hilditch consultancy. This independent assessment identified that the proposed water flood project could add an estimated 500,000 bbl (Company share 25,000 bbl) to currently estimated remaining reserves of approximately 1,000,000 bbl (Company share 50,000 bbl).

The Goldie-1 well was drilled by the Registrant at its sole risk, in the northwest of the permit area, during February/March 2001, and was completed as an oil producer. By beginning of June 2001 the well had produced approximately 50,000 barrels of oil, at an average rate of approximately 650 barrels per day. The oil is a light sweet crude, which is transported to the oil tank farm at the nearby port of New Plymouth and sold at a world parity price. Under the sole risk operation, the Company receives 100 per cent of the revenues from the discovery pool, and will continue to do so for some years, until a sole risk premium which is a multiplier of the well cost is recovered from net revenues.Volumetric estimation of the likely extent of the pool, based on 3D seismic data, the Goldie-1 well intersection and by comparison with the immediately adjacent Ngatoro oil field, which has produced from very similar sandstones for a number of years, presently places the potential recovery from the Goldie pool in the range 650,000-1,200,000 barrels of oil. After the first 6 months of production from Goldie-1 is completed, a pressure buildup test will be performed to enable material balance reserves estimation to be made. The well is currently producing at approximately 650 bopd of oil and 0.6 MMscfd of associated gas.

The Registrant is currently considering options for future development of the Goldie oil field. It is likely a second well will be drilled further southwest in the pool later in the 2001 year, which, if successful, might increase accessible oil recovery by 300,000 to 500,000 bbl and increase rates of field production to over 1,000 bopd of oil. Equipment on the site is currently hired, but the Registrant is considering options for site facilities, which would reduce ongoing production costs and enable possible sale of gas. The Registrant would probably attempt to time any such development to coincide with a reservoir pressure test after 6 months production.

For work planned to be done before December 31, 2001 on PMP 38148 and its estimated cost see ITEM 5.B Liquidity and Capital Resources.

Oil and gas reserves information for the Registrant's last three fiscal years:

Summary of Oil and Gas Sales, Net of Royalties, by Country

--------------------------------------------------------------------------------
                           Year Ended          Year Ended          Year Ended
                       December 31, 2000   December 31, 1999   December 31, 1998
--------------------------------------------------------------------------------
Revenues:
--------------------------------------------------------------------------------
New Zealand (Ngatoro)
--------------------------------------------------------------------------------
   Sales revenue            $  475,646        $  314,698         $  234,168
   Less Royalties              (23,962)          (15,248)           (10,269)
                            ----------        ----------         ----------
   Sales net of royalty        451,684           299,450            223,899
--------------------------------------------------------------------------------
Australia                         -                 -                  -
--------------------------------------------------------------------------------
Papua New Guinea                  -                 -                  -
--------------------------------------------------------------------------------
Revenue net of royalty         451,684           299,450            223,899
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                           Year Ended          Year Ended          Year Ended
                       December 31, 2000   December 31, 1999   December 31, 1998
--------------------------------------------------------------------------------
                        Oil &    Natural    Oil &    Natural    Oil &    Natural
                      Liquids      Gas    Liquids      Gas    Liquids      Gas
                      (Bbls)     (MMcf)   (Bbls)     (MMcf)   (Bbls)     (MMcf)
--------------------------------------------------------------------------------
Sales:
--------------------------------------------------------------------------------
New Zealand (Ngatoro)  17,089     49.3     19,786     38.6     20,629     27.7
--------------------------------------------------------------------------------
Australia                -        -          -        -          -        -
--------------------------------------------------------------------------------
Papua New Guinea         -        -          -        -          -        -
--------------------------------------------------------------------------------

Reserves

The reserves quoted for the Ngatoro oil field are from the field Operator's estimated reserves, which are supplied annually to the New Zealand Ministry of Economic Development (formerly the Ministry of Commerce). The field Operator is an independent company: New Zealand Oil & Gas Limited, which employs its own independent petroleum engineering experts. The Registrant also contracted Johnston Consulting of Wellington, New Zealand, independent petroleum engineering consultant, to evaluate the Company's New Zealand reserves at December 31, 2000 and December 31, 1999 and at April 30, 2001, following the Goldie-1 discovery. The main difference between the reported Reserves at December 31, 2000, 1999 and 1998, is simply due to production in the intervening interval.

--------------------------------------------------------------------------------
                          Reserves, Working Interest Before Royalties
               -----------------------------------------------------------------
        As at:        December 31, 2000   December 31, 1999   December 31, 1998
                        Oil &    Natural    Oil &    Natural    Oil &    Natural
                      Liquids      Gas    Liquids      Gas    Liquids      Gas
                     (MBbls)     (MMcf)   (MBbls)    (MMcf)   (MBbls)    (MMcf)
--------------------------------------------------------------------------------
Proven
 New Zealand:
   Ngatoro             53.7       152       70.4      30        90.0      130

   Australia           -                    -        -                    -
   Papua New Guinea    -                    -        -                    -
--------------------------------------------------------------------------------
Total proven           53.7       152       70.4      30        90.0      130
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                            US$'000            US$'000             US$'000
--------------------------------------------------------------------------------
Standard Measure Value
of Reserves:
New Zealand:
   Revenue                   1,317              1,646              1,222
   Less future production
    and development costs     (443)              (573)              (645)
--------------------------------------------------------------------------------
Net Revenue                    874              1,073                577
Less Taxes                    -                  -                  -
--------------------------------------------------------------------------------
Net income                     874              1,073                577
Less 10% discount             (161)              (202)              (117)
--------------------------------------------------------------------------------
Net Standard Measure           713                871                460
--------------------------------------------------------------------------------

All reserves quoted are proved developed reserves, as they are from producing formations in the producing wells.

All reserves for New Zealand permits are quoted before royalties, according to reserves published by the Ministry for Economic Development in New Zealand. As royalties payable to the New Zealand government are calculated on an annual basis as the greater of 5% of net sales revenue or 20% of accounting profits from the sale of petroleum products, the amount (and percentage) of royalty attributable to the reserves is unable to be calculated, and therefore reserves are quoted before royalties.

The undiscounted future net cash flow from proved producing oil and natural gas reserves is largely based on information provided by in-house reserve calculations. A discount factor of 10% was applied to estimated future cash flows to compute the estimated present value of proved oil and natural gas reserves. This valuation procedure does not necessarily result in an estimate of the fair market value of the Company's oil and natural gas properties. There has been no provision for income taxes, as the Company has resource and other unused tax pools to offset future taxable income. The standardized measure of future cash flows from production has been calculated solely on the Registrant's 5% interest in the producing Ngatoro oil field, as this is the only interest the Company holds in a proven oil property, as at December 31, 2000. The standardized measure calculation for the property, at December 31, 2000, was $713,000, as compared to the Net Book Value of $349,752.

Undeveloped

New Zealand, Onshore Canterbury Basin, South Island

Petroleum Exploration Permit 38256 (20%)

The Canterbury Basin is located both onshore and offshore in the area surrounding Christchurch, on the east coast of the South Island. The total area of the onshore and offshore Canterbury Basin is about twelve million acres with the 2.76 million acre PEP 38256 covering approximately half of the onshore area. The sediments in the Canterbury Basin range in age from Early Cretaceous to Quaternary. The participants in this permit are the Registrant, Orion Exploration Limited, AMG Oil Ltd., Magellan Petroleum Australia Ltd. and Durum Energy Cons. Ltd.

PEP 38256 was granted on August 25, 1997 to the Registrant and to Trans-Orient Petroleum Ltd.

The Registrant and Trans-Orient Petroleum Ltd. by agreement dated June 25, 1998 optioned up to 80% of the permit to AMG Oil Ltd. In August 1998 AMG Oil Ltd. earned 30% of the permit by paying the cost of a 120-mile seismic survey. To earn an additional 50%, AMG was required to elect before December 4, 1998 to pay the cost of any additional seismic required to define two drilling prospects and to pay the dry hole costs of drilling two wells to a maximum of about US$2,100,000. The option agreement was modified by three subsequent agreements dated December 3, 1998, October 26, 1999 and February 23, 2000 which extended the period of time in which the AMG must exercise its option to acquire up to a further 50% interest in the 38256 permit area to June 16, 2000. Additionally, the February 23, 2000 amendment also required AMG to fund all expenditure for an agreed further program of seismic work. In June 2000 AMG Oil Ltd. exercised its option to acquire the further 50 % and thereby acquired a total 80 % interest in the permit area by funding all the costs associated with the drilling of two exploration wells on the PEP 38256 permit. After exercising the option AMG Oil Ltd. proceeded to pay for the costs of the drilling from a combination of its own cash resources and by further farmouts of its 80% to Orion Exploration Limited, Durum Energy Cons. Ltd. and Magellan Petroleum (NZ) Ltd. The resulting interests in the Permit being finalized as Registrant 20%; AMG Oil Ltd 52.5%; Durum Cons Energy Corp 10%; Magellan Petroleum (NZ) Ltd 7.5%; Orion Exploration Ltd 10%.

The Ealing-1 exploration well was drilled during October/November 2000, and reached a TD of 5565 feet. The main objective sandstones were encountered near the predicted depth and were well developed, but there was no evidence for commercial hydrocarbons, and the well was plugged and abandoned. By drilling the Ealing-1 well, the participants completed all work required for the first 3 years under the permit conditions.

The Arcadia-1 well was drilled to a TD of 4,852 feet during November in the northern part of PEP 38256 to test a large "pop-up" structure , but was also plugged and abandoned without evidence of commercial hydrocarbons.

50% of the permit area was relinquished, per government compliance requirements, in September 2000. The permit is in good standing with respect to its current work commitments.

For work planned to be done before December 31, 2001 on PEP 38256 and its estimated cost, see ITEM 5.B Liquidity and Capital Resources.

New Zealand, East Coast Basin, North Island

Petroleum Exploration Permit PEP 38328 (62.5%)

The participants in the permit are the Registrant (62.5%) and Origin Energy Resources (NZ) Limited (37.5%). The Registrant is the operator. The permit area is 785,000 acres (1,226 square miles). The permit was granted on July 1, 1996.

The conditions of the first year of the permit were satisfied by drilling the Kereru-1 well in 1996 which recorded some gas shows, but was plugged and abandoned without testing.

Through the subsequent acquisition of nearly 200 miles of new seismic, reprocessing of over 200 miles of existing seismic and the completion of a variety of geological studies, a number of exploration leads and prospects were identified. During 1999 the Registrant and its partner concentrated their exploration efforts on three prospects: the Napier, Whakatu and Mai Mai by collecting a further 25 miles of new seismic data over these areas. The Whakatu-1 well was drilled during January and February 2000 to test a large anticlinal structure located near the city of Hastings. The well was drilled to a total depth of 4800 feet; and although there were some hydrocarbon indications during drilling, electric logging of the well did not reveal any reservoir zones worthy of flow testing, and was, therefore, plugged and abandoned in early February.

The drilling of the Whakatu-1 well fulfilled all permit obligations to June
2001.

For work planned to be done before December 31, 2001 on PEP 38328 and its estimated cost see ITEM 5.B Liquidity and Capital Resources.

Petroleum Exploration Permit PEP 38330 (39.28%)

PEP 38330 was granted on July 1, 1996. The Registrant is the operator. The permit area is 1,077,000 acres. The participants have fulfilled all work requirements of the permit to July 1, 2000, which has included acquisition of 60 miles of new seismic data. On March 12, 1999, the participants in the permit were granted a Certificate of Change of Conditions by the New Zealand government. This moved the requirement to commit to drill a well to the end of year four (July 1, 2000) rather than the end of year three (July 1, 1999). This well was then required to be drilled in year five (2001) of the permit. Approximately 28 miles of new seismic were acquired during January 2000 over the Waingaromia, Kanakanaia, Arataha and Kowhai lead areas. This seismic was funded by Origin Energy Resources (NZ) Ltd. at their sole cost, in order to earn a 17.5% equity in the permit. A further small seismic survey was conducted subsequently, in which the Company earned an additional 2.5% from Mosaic Oil NL and Continental Oil Ltd by funding their part of the costs. In December 2000 Mosaic Oil NL and Continental Oil Ltd assigned their interests at no cost to the other parties such that the other participants are Origin Energy Resources (NZ) Ltd (22.5%) and Pan Continental Oil and Gas NL (formerly Moondance Energy Ltd) (38.22%).

Due to difficult weather conditions the permit participants have sought a further permit variation which will allow the Waingaromia-2 well to be drilled prior to February 2002. This permit variation has been granted. The well will be located near the old Waingaromia-1 well, which was drilled to a depth of 1350 ft in the late 1800's and reportedly produced oil for a time before the rig burned down. The Waingaromia-2 well will be drilled to a depth of 1700 ft to intersect the oil sands reportedly encountered in the original well, and to test deeper sands not reached at that time.

For work planned to be done before December 31, 2001 on PEP 38330 and its estimated cost see ITEM 5.B Liquidity and Capital Resources.

Petroleum Exploration Permit PEP 38332 (62.5%)

PEP 38332 was granted on June 24, 1997. The other participant is Origin Energy Resources (NZ) Limited. (37.5%). The Registrant is the operator. The permit area is situated immediately south of PEP 38328 and is 999,700 acres in area.

Through the past acquisition of 110 miles of new seismic, reprocessing of over 100 miles of existing seismic and the completion of a variety of geological studies, a number of exploration leads and prospects have been identified. A further four mile seismic line was acquired over Speedy in January 2000, and confirmed a closed structure, which was drilled in July 2000. Speedy-1 reached a maximum depth of 2,874 feet and encountered some hydrocarbon indications during drilling. The well was plugged and suspended due to difficult drilling conditions, and the Joint Venture is considering whether to bring a rig back to the site at some future date, to deepen the well.

The Registrant and the other participant have completed the work program required for the first three years and have submitted an ongoing work program to the government for the remaining two years of the initial permit term.

For work planned to be done before December 31, 2001 on PEP 38332 and its estimated cost, see ITEM 5.B Liquidity and Capital Resources.

Petroleum Exploration Permit PEP 38335 (25.0%)

Petroleum Exploration Permit PEP 38335 was granted on November 29. The participants are Westech Energy New Zealand (27.5%), Orion Exploration Ltd (27.5%), Everest Energy Inc. (5.0%), Sun Resources NL (7.50%), Pancontinental Oil and Gas NL (7.50%) and the Registrant (25.0%). Westech Energy NZ Ltd. is the operator.

The Registrant and its partners acquired fourteen miles of new seismic in January 2000, over the Waitaria and Kaiponi structures. The Waitaria-2 well was drilled adjacent to the Waitaria-1 site in February 2001. Although electric logging confirmed an extended interval of interbedded sandstones and mudstones from 4,500 to 7,000 feet, an open hole flow test failed to produce any gas and the well was plugged and abandoned in early March 2001.

PEP 38335 is in good standing with respect to its current work commitments.

For work planned to be done before December 31, 2001 on PEP 38335 and its estimated cost see ITEM 5.B Liquidity and Capital Resources.

Petroleum Exploration Permit PEP 38339, Clarence Basin, Marlborough (100%)

PEP 38339 was granted on November 26, 1998 to the Registrant. The permit area encompasses onshore portions of the South Island and offshore portions of Cook Strait lying between the North and South Islands. The Registrant is the operator. Following initial geotechnical studies and a seismic acquisition program, this permit was relinquished in December 2000.


New Zealand, Onshore Taranaki Basin, North Island

Petroleum Exploration Permit PEP 38716 (23.8%)

PEP 38716 was granted on January 30, 1996. The present participants are the Registrant (23.8%), Marabella Enterprises Ltd. (29.6%), Euro-Pacific Energy Pty. Ltd. (6.6%), Australia Worldwide Exploration NL (25.0%), Antrim Energy Ltd. (7.5%) and Swift Energy New Zealand Limited (7.5%).

PEP 38716 is situated in the eastern margin of the onshore Taranaki Basin and covers an area of approximately 67,000 acres. It is located adjacent to the Waihapa-Ngaere oil and gas field, and the gathering station for the Waihapa-Ngaere oil and gas field is located within two miles of the boundary of

PEP 38716. Previous exploration of PEP 38716 has included several hundred miles of seismic and several wells, all of which had oil shows.

The Huinga-1 well was drilled during March-May 1999 to a total depth of 13,000 feet, but was plugged and suspended in order to allow a reassessment of the prospect, given that the geology drilled was somewhat different to that expected.

The Oru Prospect is considered to be a secondary target within the permit area. The Waihapa-8 well, drilled on the very edge of the Oru structure, and flow tested oil from the target sandstones at rates in excess of 750 barrels per day. Oru Prospect is a potential future drilling target. Several other leads are identified.

The Joint Venture has evaluated seismic and geologic data relevant to the Huinga Deep Prospect, and is currently considering options to deepen the Huinga-1 well to intersect Tariki sands in a trap situation similar to that in the Rimu oil discovery, in a third party permit along trend to the south.

For work planned to be done before December 31, 2001 on PEP 38716 and its estimated cost see ITEM 5.B Liquidity and Capital Resources.

Petroleum Exploration Permit PEP 38720 (100%)

PEP 38720 was granted on September 2, 1996. The permit is approximately 6,322 acres in area. The Clematis-1 well was spudded in early December 1999 to test the shallow potential of the Waitoriki prospect, and reached its Target Depth of 5900 feet on December 20, 1999. Following a review of electric logs from the well, the decision was made to plug and abandon the well, as it was not considered that any zones would flow hydrocarbons at commercially viable rates. At some later date, it is planned to re-enter and deepen the well to test the structure's major gas potential in the deeper play zones to 13,000-foot depth.

3D seismic covering approximately 7 sq km in the southern part of the permit was purchased, in an agreement which also provided an equivalent amount of 3D in the immediately adjacent lands outside the permit area. The Windsor gas discovery, which was made during the year by a third party in the adjacent permit, highlighted the potential of this area, as also did the Company's own Goldie oil discovery, immediately along trend to southwest of this permit.

The permit is in good standing with regard to work commitments.

For work planned to be done before December 31, 2001 on PEP 38720 and its estimated cost, see ITEM 5.B Liquidity and Capital Resources.

Petroleum Exploration Permit PEP 38723 (36%)

PEP 38723 was granted on October 30, 1997. The other present participants in this permit are Texas Petroleum Investment Company (NZ) Ltd ('TPIC') (55.0%) and Gondwana Energy Ltd (9.0%). The Registrant is the operator. The permit is 19,783 acres in area.

An agreement was entered into with Texas exploration company TPIC in mid 2000, whereby TPIC agreed to fund the cost of drilling the Ratapiko-1 well and will fund a second well yet to be defined within the permit area, in order to earn a total 55% equity in the permit. Following this agreement, the Company's equity in the permit area reduced to 36%.

The Ratapiko-1 well was drilled in January 2001. The well was fully funded by TPIC. Good quality and thickness reservoir sandstones were intersected at the main target objective near 4,000 foot depth, but contained no indications of oil. Several gas charged sandstone intervals were encountered between 2,600 and 3,000 feet, but were deemed to be uneconomic, and the well was plugged and abandoned. This well met the permit obligation to drill a well during the first 3 years of the permit term, and the permit is in good standing.

For work planned to be done before December 31, 2001 on PEP 38723 and its estimated cost, see ITEM 5.B Liquidity and Capital Resources.

Petroleum Prospecting License PEP 38736 (100%)

The Registrant has a 100% participating interest in Petroleum Exploration Permit 38736 ("PEP 38736") which was granted on July 14, 1999.

An infill seismic survey over the Kahili Prospect was acquired during May 2000. These data were incorporated into the existing seismic data base and the Kahili Prospect was remapped. A drilling location was defined on the prospect, and the access and site was prepared in early-mid 2001. A well to 2900m is planned to test Kahili in late 2001. The drilling of this well will satisfy the permit requirement to drill a well prior to July 14, 2002. Additional parties will be sought to assist in funding this well. PEP 38736 is presently in good standing with respect to its work commitments.

For work planned to be done before December 31, 2001 on PEP 38736 and its estimated cost, see ITEM 5.B Liquidity and Capital Resources.


AUSTRALIA

Offshore exploration permits granted in Australia provide for the exclusive right to explore for petroleum for an initial term of six years, renewable for an unlimited number of five-year terms over one-half of the remaining area at each renewal. The participants are allowed to exceed the committed work programs for the permits and to apply for extensions or reductions of such work programs for any particular year. Any production permits granted will be for a term of 21 years from the date of issue, renewable for a further 21 years. In addition to general Australian taxation provisions, most offshore permits, including all of the Company's Australian permits, are subject to Petroleum Resource Rent Taxation at the rate of 40% on a project's net income after deduction of allowable project and exploration expenditures, with undeducted exploration expenditures compounded forward at the Long-Term Bank Rate ("LTBR") plus 15% and project expenditures at LTBR plus 5%. No performance bond is required, but in the event that the permit holder(s) do not satisfy the regulatory agency that they have met the performance obligations of the committed work program (or such variation as may have been agreed with the regulatory agency), the government has the power to cancel the permit.

Offshore Petroleum Exploration Permit Ashmore Cartier AC/P19 (100% -[2]), Timor Sea

AC/P 19 was granted to the Registrant (65%)and Mosaic Oil NL (35%), commencing 30 May 1997. In May 2001, the Registrant agreed to accept Mosaic Oil's interest on its withdrawal from the permit, and will henceforward hold 100% of the permit interest, upon completion of transfer formalities.

AC/P19 is approximately 364,500 acres in area, located across the southern Ashmore Platform and Cartier Trough area in the Timor Sea. The Registrants acquired the Corvus 2D seismic data in 1998, which detailed the Ursa Prospect as a potential Plover Sands trap, mapped as covering an area of up to 3,000 acres. The Ursa Prospect's expected main reservoirs, Middle Jurassic Plover Formation sandstones and Upper Triassic Nome sandstones, are predicted to be both sourced and sealed by organic-rich Oxfordian/Kimmeridgian syn-rift shales and mudstones of the Lower Vulcan Formation. These sands are a proven high quality producer at Jabiru and other nearby fields.

By an agreement dated August 12, 1997 the participants granted an option to earn an interest to Lonman Pty. Ltd. which is 5% of the free carried equity obtained in farmout of the first well in the permit, unless previously converted to a 5% participating interest. Upon commencement of production, there shall be reimbursement of past costs related to the carried interest payable out of 50% of attributable, net production revenue.

Non-proprietary 3D seismic covering an area of 50 sq km was purchased during 2000, and the existing grid of 2D seismic data over the Ursa prospect was PSDM reprocessed and remapped to better define this structure.

Further seismic acquisition over Ursa is being considered prior to a drilling decision, and a request for a permit variation has been lodged with the regulatory authority to allow seismic acquisition to replace the drilling of a well during Year Five of the permit, with the well placed in Year Six. This variation application is presently under consideration by the regulatory agency. If not approved, the well must be drilled during permit year five, else the permit must be relinquished.

For work planned to be done before December 31, 2001 on AC/P19 and its estimated cost, see ITEM 5.B Liquidity and Capital Resources.

Petroleum Permit Area AC/P31 (100% -[2])

AC/P 31 was granted to the Registrant (65%) and Mosaic Oil NL (35%), commencing September 12, 1999. In May 2001, the Registrant agreed to accept Mosaic Oil's interest on its withdrawal from the permit, and will henceforward hold 100% of the permit interest, upon completion of transfer formalities. The permit covers 18,000 acres, and is being explored in conjunction with the adjacent, larger AC/P 19.

Relevant seismic data has been purchased, and the permit is presently in good standing.
For work planned to be done before December 31, 2001 on AC/P 31 and its estimated cost, see ITEM 5.B Liquidity and Capital Resources.

Permit AC/P26, Offshore Bonaparte Basin, (50% -[2])

Permit AC/P26 was granted under the Petroleum (Submerged Lands) Act 1967 on February 25, 1997 to the Registrant (35.0%), West Oil N.L. (30.0%) and Mosaic Oil N.L. (35.0%). Mosaic Oil N. L. was the operator, but in early 2001 the Registrant and West Oil NL agreed to accept Mosaic Oil's interest on its withdrawal from the permit such that Registrant's interest will be 50% on completion of transfer formalities.

The permit covers 101,250 acres, situated about 120 miles offshore from the Western Australia coastline and is administered by the state government of the Northern Territory, Australia. A permit variation has been granted which provides for the acquisition of 2D seismic and the drilling of a well during the current permit year.

By an agreement dated May 5, 1998 the participants granted an option to earn an interest to Lonman Pty. Ltd. which is 5% of the free carried equity obtained in farmout of the first well in the permit, unless previously converted to an equivalent participating interest. Upon commencement of production, there shall be reimbursement of past costs related to the carried interest payable out of 50% of attributable net production revenue.

Several prospects have been defined by 2D and 3D seismic, including the Rossini and Anson West structures. Further 2D seismic over the Rossini Prospect is to be acquired in mid 2001, prior to drilling either Rossini or Anson West prospect to fulfill the modified permit obligation to drill an exploration well by February 2002. Participants to assist in funding this exploration well are being sought.

The permit is presently in good standing with respect to the revised work commitments.

For work planned to be done before December 31, 2001 on AC/P26 and its estimated cost, see ITEM 5.B Liquidity and Capital Resources.

Timor Gap Zone of Cooperation

Zone of Cooperation Area A Block 96-16, Australia and Indonesia (10%)

The participants in this permit are Phillips Petroleum (66%), Norwest Energy NL (14%), West Oil NL (10%), and the Registrant (10%).

The Timor Gap Zone of Cooperation was established in 1989 by treaty between Indonesia and Australia in settlement of a dispute between the two countries during the 1980's regarding the boundary between their respective economic zones, which had halted all exploration of this prospective area. ZOCA 96-16 lies within Area A of the Zone of Cooperation, which is now jointly administered by Australia and the United Nations (on behalf of the Republic of East Timor).

ZOCA 96-16 is subject to an annual contract service fee of US$125,000 and a production sharing agreement with the Australia-United Nations Joint Authority. For the first five years of production, the Joint Authority is entitled to 50% to 70% of the initial 10% of gross production, and of the initial 20% of gross production for each year thereafter. Any excess production, after deduction of allowable operating costs and investment credits of 127% of exploration expenditures, is shared with the Joint Authority at rates of 50% to 70%. In addition, any taxable income from the area is also subject to a combined tax regime, with an effective corporate tax rate of 42%. The production sharing agreement has a stated term of 30 years, but if no petroleum has been located in commercial quantities before November 14, 2002 the participants may by notice extend the term over the remaining area to November 14, 2006. If no petroleum has been discovered in commercial quantities by this date, the contract will terminate. Before November 14, 2002 the participants are required to relinquish a further 25% of the difference between the area granted in the production sharing contract less any area allocated to a commercial discovery. In the event that the permit holder(s) do not satisfy the regulatory agency that they have met the performance obligations of the committed work program (or such variation as may have been agreed with the regulatory agency), the Joint Authority has the power to cancel the permit, and to require payment of any outstanding portion of the annual service fee remaining to be paid to the end of the 6 year permit term.

Phillips Petroleum Ltd funded the Coleraine-1 exploration well in the permit during November 2000, at no cost to the Registrant, under the terms of a farm-in agreement. The Registrant's equity in the permit became 10%, following Phillips entry and assumption of permit operatorship.

Coleraine-1 was plugged and abandoned at a depth of 11,375 feet. The well intersected Flamingo and Elang formation sandstones below 11,000 feet, but electric logging demonstrated that these sandstones had poor reservoir quality. Fracture porosity higher in the well also appeared to be charged with hydrocarbons, but was considered to have insufficient ability to sustain economically viable flow rates to be worthy of testing. This well fulfilled the Year Five well obligation, and the permit is presently in good standing with respect to its work commitments. Subsequent permit review work has focused on prospects identified in the eastern part of the permit area.

For work planned to be done before December 31, 2001 on ZOCA 96-16 and its estimated cost, see ITEM 5.B Liquidity and Capital Resources.


PAPUA NEW GUINEA

Petroleum Prospecting Licenses in Papua New Guinea are granted for a standard 6-year term, on the basis of an acceptable program of work. In the event that the permit holder(s) do not satisfy the regulatory agency that they have met the performance obligations of the committed work program (or such variation as may have been agreed with the regulatory agency), the government has the power to cancel the permit, and to require forfeiture of a license bond of between Kina 50,000 to Kina 100,000 (3 Kina = approx $1). A Petroleum Prospecting License awards the exclusive right to explore for petroleum for an initial six year term, extendable for a further five year term over 50% of the original area, and the exclusive right to enter into a production agreement upon a discovery. A production agreement provides the right to produce any oil and gas discovered for a period of up to 30 years from discovery, subject to a maximum 22.5% participating interest that can be acquired by the Government of Papua New Guinea, which includes a two per cent participating interest that can be acquired by local landowners.

Petroleum Prospecting Licence PPL 192 (60%)

PPL 192 was granted in on January 28, 1997 to the Registrant (60%, license operator), Durum Cons. Energy Corp. (20%) and Mosaic Oil Niugini Pty. Ltd. (20%).

PPL 192 comprises some 1,200,000 acres located in the foreland of the Papuan Basin, immediately south of the Highlands fold belt. The area is covered by forests and is relatively flat and sparsely populated, and due to the lack of roads, the principal mode of transport is the Strickland River.

The license holders have acquired the Kamu seismic survey, and reprocessed and analyzed existing seismic data, in fulfillment of the work obligations for the first three years of the license. Following application to the PNG Department of Mines & Energy for a license variation the first well in the license term is now required to be drilled by January 28, 2002. The license holders are, therefore, presently in good standing with respect to the license work commitments.

AVO and Fluid Replacement studies have high-graded the Douglas prospect as a drilling target, and the drill site has been inspected and surveyed as the first step in logistics planning for the well, scheduled to be drilled in late 2001. Under the approved, modified terms of the license, the well is to be drilled by end January 2002. Participants to assist in funding this well are now being sought.

For work planned to be done before December 31, 2001 on PPL 192 and its estimated cost, see ITEM 5.B Liquidity and Capital Resources.

Petroleum Prospecting Licence PPL 215 (80%)

PPL 215 was awarded in May 1999 to the Registrant (80%, license operator) and Mosaic Oil Niugini Pty Ltd (20%). The PPL 215 license covers approximately 600,000 acres situated in the Papuan Basin Foreland, and adjoins the Registrant's PPL 192 permit.

The seismic program conducted in PPL 192 during fiscal 1999 included the acquisition of 18 miles of seismic in PPL 215, to evaluate the Aiema Lead area. This seismic work counts towards partial fulfillment of the Year Three seismic obligation. Discussions are in progress with the government on a variation to the work programme obligations.

For work planned to be done before December 31, 2001 on PPL 215 and its estimated cost, see ITEM 5.B Liquidity and Capital Resources.

Petroleum Prospecting License 157 (7.5%) and PRL 4 (7.5%) and PRL 5 (7.5%)

The participants in the license are Santos Ltd. (35.25%, operator), Omega Oil N.L. (15%), Carnarvon Petroleum N.L. (15%), Bligh Oil & Minerals N.L. (7.25%), the Registrant (7.5%) and SPI Ltd. (20%).

PPL 157 was granted on June 2, 1993 for an initial term of six years. During the initial license term, the Elevala-1 and Ketu-1 wells were drilled as gas-condensate discoveries. The Registrant acquired a 7.5% interest in the second term license by contributing 10% of the cost of the Stanley-1 well, which was drilled in early 1999 to a depth of 10,600 feet, and discovered hydrocarbons in the Toro Sandstone.

On February 15, 2000, Papua New Guinea's Minister for Petroleum & Energy granted to the Company and its joint venture partners a Petroleum Retention License
(PRL5) for an initial 5 year term over an area of approximately 190,000 acres incorporating the potential extent of the Ketu-1 and Elevala-1 gas-condensate discoveries; and on September 1, 2000 awarded PRL4 for a 5 year term over an area of approximately 85,000 acres incorporating the potential extent of the Stanley-1 gas-condensate discovery. These areas are excised from the original area of PPL 157. Application was made to relinquish the remaining area of PPL 157 in early 2001, and ministerial approval to surrender this license is awaited.

Petroleum Prospecting License 213 (5%) and PPL 228 (10%)

The participants in the permit are Santos Ltd. (35%, operator), Woodside Petroleum Ltd. (25%), First Australian Resources N.L. (8.25%), Bligh Oil & Minerals N.L. (7.5%), Highland Petroleum Pty Ltd (5.63%), Lakes Oil N.L. (5%), Victoria Petroleum N.L. (4.08%), Farpuri Ltd (2.5%), the Registrant (5%) and TPEX Exploration (PNG) Pty Ltd. (2.04%). PPL 213 was granted over an area of approximately 900,000 acres on February 11, 1999 for an initial term of six years.

The Tumuli-1 well was drilled in April / May 1999 to test a large compressional fold anticline, but was plugged and abandoned at a depth of 6,600 feet without reaching its target, due to difficult drilling conditions.

Tumuli-1satisified the license first year work obligation, and after review of all other exploration possibilities in the licence, the joint venture parties elected not to continue exploration of PPL 213 and to collectively withdraw from the license at the end of Year Two.

The Minister of Petroleum has now approved the surrender of this license, and surrender formalities are in progress. However, the Registrant is a party to a joint venture including most of the original PPL213 participants, which in May

2001 was offered a new licence (PPL 228) comprising part of the western area of the former PPL 213 and certain adjacent acreage which is considered to have ongoing exploration potential. The Registrant will hold a 10% equity in PPL 228, Santos Nuigini Exploration Ltd will be license operator, and the other participants are Barracuda Ltd, Victoria Exploration (PNG) Ltd, Highland Petroleum Ltd, First Australian Resources (PNG) Ltd and Bligh PNG Ltd.

CHINA

Technical Study Area, Nanling and Wuwei Basins, Anhui Province, China (50%)

The Production Sharing Contract entered into by the Registrant and its joint venture partner, Moondance Energy Ltd., with Sinopec (China Petrochemical Corporation) formally expired in 1999, and the joint venture no longer has an interest in these areas.


Environmental Regulation in New Zealand, Australia and PNG

New Zealand

In New Zealand, on land and in waters within twelve miles of the coast, the Resource Management Act 1991 controls users of natural and physical resources, including petroleum explorers, with a view to managing resource usage in ways that will not compromise future utilization. The Resource Management Act 1991 places the emphasis on assessment of the effect the proposed activity will, or might, have on the environment with a view to promoting sustainable management. Under the Resource Management Act 1991, most of the responsibility for managing resources and their use is given to local authorities. Regional and district councils must produce and continuously update planning schemes for their jurisdictions which establish procedures and standards for assessing and approving environmental standards in accordance with the Resource Management Act.

Australia

In Australia, for permit areas lying further offshore than three miles from the coast, the federal Commonwealth is involved in pollution control through a number of government departments. Federal and state government departments and commissions administer pollution control laws. These entities enforce a variety of statutes and regulations relating to air, water and noise pollution. There is an increasingly significant emphasis on pollution control and breaches of legislation attract severe penalties.

Papua New Guinea

In Papua New Guinea, the Environmental Planning Act, the Environmental Contaminants Act, the Water Resources Act and the Conservation Areas Act are the four main statutes relating to environmental regulation of the exploration for, and development and production of, hydrocarbons.

The Environmental Planning Act requires the preparation of an environmental plan and prescribes the procedures for submitting, and obtaining the approval for, a prospecting development license. The Environmental Contaminants Act regulates the prevention and control of environmental contamination and provides for other aspects of environmental protection. The Water Resources Act regulates water use in all of Papua New Guinea. For the use of water in the exploration for, or development and production of, hydrocarbons, a permit is required under this statute. The Conservation Areas Act regulates preservation of the environment and of natural cultural sites and areas. If the exploration for, or development and production of, hydrocarbons is to occur in such a site or area, a permit is required under this statute from the Minister of the Environment.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis is management's opinion of INDO's historical financial and operating results and should be read in conjunction with the audited consolidated financial statements of the Company (See ITEM 17) for the years ended December 31, 2000, 1999, and 1998, together with the notes related thereto. The financial statements have been prepared in accordance with Canadian GAAP, and a reconciliation to US GAAP is provided in Note 15 to the financial statements, under Item 17. All dollar values are expressed in U.S. dollars, unless otherwise stated. All references to daily production are before royalty, unless stated otherwise.


A.  Operating Results

Summary

The Registrant is in the exploration and evaluation stage on nearly all its oil and gas properties and hence, to December 31, 2000, has not yet achieved profitability or break even cash flow. The Registrant has experienced losses in each fiscal period reported on, but expects to report a net profit for the upcoming fiscal year. Total losses incurred from incorporation to December 31, 2000 were $9,656,106. The level of future operations is limited by the availability of capital resources, the sources of which are not predictable. The sales value of any oil and gas produced and sold by the Registrant will be largely dependent on factors beyond the Registrant's control such as the market value of the hydrocarbons produced.

1. Sales and Operating Revenues

Except for the Registrant's interest in Petroleum Mining Permit ("PMP") 38148, the Registrant's petroleum permits are in the exploration stage and do not generate any production revenues. The Registrant holds a 5% participating interest and revenue interest in PMP 38148 located in the Taranaki Basin, North Island, New Zealand. The Registrant receives 5% of the total revenues from oil and gas production from the Ngatoro oil field and, from March 2001, 100% of the revenues from the Goldie oil field in PMP 38148.

The Registrant's share of production revenue from oil and gas sales from PMP 38148 was $475,646 for the year ended December 31, 2000, $314,698 for the year ending December 31, 1999 and $234,168 for the year ended December 31, 1998. The increase for the year was due to a rise of US$11.77 in the average crude oil selling price from US$15.29 per barrel of oil to US$27.06 per barrel over the comparable period, partially offset by a fall in production volume from 19,786 barrels to 17,089 barrels.

Production costs and royalties were $59,373 for the year ended December 31, 2000, $65,846 for the year ended December 31, 1999 and $140,050 for the year ended December 31, 1998. With depletion costs of $112,332 for 2000, $104,475 for 1999 and $95,779 for 1998 the net income from production was therefore $303,941 in 2000, compared to $144,377 in 1999 and a loss of $(1,661) in 1998.
Production costs have essentially remained the same for 2000 as for 1999, whilst depletion recognized is in accordance with production over the period.

Interest Income and Total Revenues

The Registrant's revenue from interest on cash and deposits held was $224,549 for the year ended December 31, 2000, $358,911 for the year ending December 31, 1999 and $450,597 for the year ended December 31, 1998, providing total revenues of $700,195 for the year ended December 31, 2000, $673,609 for the year ended December 31, 1999 and $684,765 for the year ended December 31, 1998. The interest revenue has decreased during the last two years as the cash on deposit has decreased, being invested in petroleum properties.

Costs and Expenses

General and administrative expenses for the year ended December 31, 2000 were $743,600. For the year ended December 31, 1999 the general and administrative expenses were $540,622 and for the year ended December 31, 1998 were $692,480. Differences in administrative expenses have mainly been due to exchange variations recognized in each year. $2,725,925 was written off against oil and gas properties for the year ended December 31, 2000, as compared to $983,168 in the year ended December 31, 1999 and $765,144 in the year ended December 31, 1998. The amounts written off on Oil and Gas Properties for the year were mainly due to the negative results in three wells: Whakatu-1 in PEP 38328, Speedy-1 in PEP 38332 and Coleraine-1 in ZOCA 96-16, resulting in a diminution in value in those permits; and also the write-down of PPL 157 from exchange value to the previous carrying value in Trans-Orient Petroleum Ltd.'s accounts, due to the application of the ceiling test to that property.

Operating (losses) were $(2,941,035) for the year ended December 31, 2000, $(1,020,502) for the year ending December 31, 1999 and $(1,008,688) for the year ended December 31, 1998. The current year 2000 loss is significantly greater than the previous years due to the amount written off on Oil and Gas properties for the year.

Interest Expense

The Registrant finances its business primarily from the issuance of common shares and to a lesser extent from the receipt of petroleum revenues from its interest in the Ngatoro oil field, New Zealand. The Registrant has not effected any borrowing and has consequently not incurred any interest expense.

Acquisition, Exploration and Development Expenditure

In the year ended December 31, 2000 the Registrant incurred expenditures in the acquisition, exploration and development of petroleum interests of $1,701,808, in addition to the purchase price for the Assets acquired from Trans-Orient of $4,097,360. The amount incurred in the acquisition, exploration and development of petroleum interests for the year ended December 31, 1999 was $1,923,921. The amount incurred in the acquisition, exploration and development of petroleum interests for the year ended December 31, 1998 was $1,901,030.


2. Inflation

The Registrant operates in New Zealand, Australia and Papua New Guinea, where inflation for the Registrant's operational costs is at low levels - i.e. in the 2-5% range.

3. Foreign Currency Fluctuations

The Registrant holds its cash reserves and receives the majority of its revenues in US dollars, but incurs the majority of its expenses and its petroleum property expenditures in Australian and New Zealand dollars. Subsequent to the reporting date, the value of both the Australian and New Zealand currencies has depreciated against the value of the US currency to the benefit of the Registrant during that period. An increase in value of either of the New Zealand and Australian dollar versus the US dollar would have a detrimental effect to the Registrant, as the Registrant's expenses incurred would, in turn, increase in US dollars. Conversely a decrease in either of the New Zealand and Australian dollars decreases the expenses in US dollars. The Registrant does not currently hedge its exposure to currency rate changes, although it may choose to selectively hedge exposure to foreign currency exchange rate risk. The Registrant, however, has no policies relating to the foregoing.

4. Government regimes

The Registrant is subject to foreign governmental regulations that relate directly and indirectly to its operations including title to the petroleum interests acquired by the Registrant, production, marketing and sale of hydrocarbons, taxation, environmental matters, restriction on the withdrawal of capital from a country in which the Registrant is operating and other factors. There is no assurance that the laws relating to the ownership of petroleum interests and the operation of the business of the Registrant in the jurisdictions in which it currently operates will not change in a manner that may materially and adversely affect the business of the Registrant. There is no assurance that the laws of any jurisdiction in which the Registrant carries on business may not change in a manner that materially and adversely affects the business of the Registrant.

B.  Liquidity and Capital Resources

1. Liquidity

As of December 31, 2000 the Registrant had $3,061,007 in working capital as compared with $6,130,997 as of December 31, 1999 and $8,890,218 as of December 31, 1998.

For the upcoming fiscal year, as at December 31, 2000, the Registrant did not have sufficient capital to satisfy all the capital expenditures which are necessary to satisfy the prescribed work commitments contained within the Registrant permit license grants and joint venture agreements (see below). In the event that the Registrant does not farm-out major capital expenditures or renegotiate or reschedule commitments, the required permit expenditures for the upcoming fiscal year will, if fully committed to, exhaust the Registrant's current working capital with the result that the Registrant will not have sufficient working capital to continue its operations without further infusions of capital. The production revenue and interest income, which the Registrant currently receives from the Ngatoro and Goldie oil fields, covers the Registrant's operating expenses and provides a significant net income (approximately $450,000 to $500,000 per month) from April 2001. As such these revenues will improve the Registrant's anticipated deficiency in working capital. However, in order to satisfy the required capital expenditures for the upcoming fiscal year, the Registrant will need to raise additional capital from outside sources, or to farm-out capital expenditures, or to reschedule commitments. The Registrant relies on its ability to raise additional capital through the issuance of common shares, which has a dilutive effect on the Registrant's shareholders. It is uncertain whether the Registrant will be able to secure outside sources of capital in an amount that is sufficient for it to continue with its current operations on its permits.

The Registrant's current plan is to endeavor to enter into farm out arrangements with third parties to reduce its capital exposure on exploration drilling programs and is investigating the possibility of raising additional capital in Australia (subject, of course, to meeting all regulatory requirements in all applicable jurisdictions) to meet future capital commitments in fiscal 2001 and beyond. The Registrant may also reschedule commitments and/or withdraw and/or dispose of some or all of its permit interests in order to reduce the capital requirements attributable to the Registrant.

Subsequent to the reporting date, the Registrant has met all permit commitments, either by direct funding or by farm-out of parts of its permit interests to third parties. Accordingly, the Registrant's working capital has only reduced to approximately $2.5 million at the end of May 2001, and the Registrant anticipates production revenues will provide around $400,000 each month after operating expenses.

2. Capital Resources

For a description of the Registrant's material capital commitments for the upcoming fiscal year see below. The Registrant has no other anticipated capital expenditures of a material amount.

The Registrant's capital resources have been comprised primarily of private investors, including members of management, who are either existing contacts of the Registrant's management or who come to the attention of the Registrant through personal and business contacts, financial institutions and other intermediaries. Conventional bank financing of exploration projects is generally unavailable to resource companies, which are in the exploration stage, in the absence of significant producing properties that can be used as collateral. The Registrant's producing property (PMP 38148) has been of too small a scale to be used for such purpose, and the Registrant does not intend that it be used for such purpose. The Registrant's access to capital is always dependent upon general financial market conditions, especially those which pertain to venture capital situations such as oil and gas exploration companies. The Registrant has no agreements with management, investors, shareholders or anyone else respecting additional financing at this time, but is investigating the possibility of raising additional capital in Australia. Due to the speculative nature of the Registrant's business and its lack of revenue generating assets, potential investors are generally limited to those willing to accept a high degree of risk. Therefore the number of outside sources of capital for the Registrant are somewhat limited. Other than the foregoing, there are no other trends in the nature of its capital resources which could be considered predictable.

3. Capital Commitments

Plan of Operations

The Registrant is required to carry out the following significant work obligation projects by the following date:

Anticipated Total Work Obligation Before December 31, 2001
(As at 31 December 2000)

Property           Description of Work                                 (US$)                      Source of funds
Developed
PMP 38148 (TB)     No work commitments                                  NIL

Undeveloped
PEP 38330 (ECB)    Drill Waingaromia-2 well & studies               150,000             Funded by Working capital
PEP 38335 (ECB)    Drill Waitaria-2 well                            440,000             Funded by Working capital
PEP 38723 (TB)     Drill Ratapiko-1 well                            555,000                     Funded by Farmout
AC/P19 (TS)        Seismic data acquisition/review                   50,000             Funded by Working capital
AC/P31 (TS)        Seismic reprocessing                              25,000             Funded by Working capital
AC/P26 (TS)        Drill 1 well (carried through cost)            1,445,000      Deferral until funded by farmout
ZOCA 96-16 (TS)    Administration & geological studies               15,000             Funded by Working capital
PPL 192 (PBF)      Drill 1 well                                   3,000,000      Deferral until funded by farmout
                                                                 ------------------------------------------------
Total Work Obligation Commitments                                $5,680,000

ECB/ = East Coast Basin, NZ; TB/ = Taranaki Basin, NZ; TS/ = Timor Sea; PBF/ = Papuan Basin Foreland

In addition to the above required work programs the Registrant is planning to carry out the following significant projects during fiscal 2001:

Anticipated Planned Work Before December 31, 2001
(As at 31 December 2000)

Property           Description of Work                                 (US$)                      Source of funds
Developed
PMP 38148 (TB)     Goldie-1 Drill, Complete and Test                850,000                       Working Capital
                   (Goldie-1 100% share)                                      and repaid from oil and gas revenue
                   BS-780 well Drill, Complete and Test              50,000           Ngatoro oil and gas revenue
                   (BS-780 5% share)

Undeveloped
PEP 38332 (ECB)    Administration & geological studies               60,000             Funded by Working capital
PEP 38716 (TB)     Huinga-1 well deepening                          290,000               To be funded by Farmout
PEP 38736 (TB)     Drill Kahili-1 well                            1,000,000               To be funded by Farmout
                                                                 ------------------------------------------------
Total Planned Program                                            $2,250,000

[1] ECB/ = East Coast Basin, NZ; TB/ = Taranaki Basin, NZ; CB/ = Canterbury Basin, NZ; TS/ = Timor Sea; PBF/ = Papuan Basin Foreland; PBH/ = Papuan Basin Highlands

The projects completed to date from the above programs were: the drilling of the Waitaria-2 well (funded from working capital), Ratapiko-1 (fully funded by farm-out) and the Goldie-1 well which was funded from working capital, but has already repaid its cost from production revenues. In addition to the above significant expenditures the Registrant anticipates various minor expenditures on technical review studies in all of its properties, which will total approximately $250,000 to $300,000 for fiscal 2001, and will be funded from working capital.

Apart from those major projects, which are indicated as being funded by way of farmout, the Registrant will fund the remainder of the projects from working capital and production revenues. For the 5 months to May 31, 2001, this has been successfully achieved and the Registrant has replenished working capital from revenues from production from the Goldie discovery. It is anticipated these revenues will continue to build working capital for the remainder of fiscal 2001, as well funding the smaller projects yet to be completed. For the major projects listed above the Registrant intends to fund the majority of the expenditure through farmouts to other Exploration companies and will continue to investigate the possibility of raising additional capital in Australia. Should such funding not become available as appropriate the Registrant intends to seek deferral of projects until such time as funding is available. If funding by farmout or capital raising is not achieved and deferral is not possible, the Registrant would then be required to relinquish certain properties, with substantial obligations which are listed in the Total Work Obligations above.

C.  Research and development, patents and licenses

Not applicable

D.  Trend Information

Significant trend information since the latest financial year:

The most important trend for the Registrant is production and sales of oil. Subsequent to the latest financial year ended 31 December 2000, the Registrant drilled a successful exploration well in PMP 38148, in February/March 2001. This has increased the Registrant's share of oil production and sales from approximately 45-50 barrels of oil per day to approximately 700 barrels of per day. Trends which are also important are oil prices and exchange rates, as the revenue is subject to international prices and the Registrant's costs are mainly in NZ$, so the NZ$ / US$ exchange rate is important.

Oil production and sales, prices and exchange rates for the months subsequent to December 31, 2000:

--------------------------------------------------------------------------------
Month         Production       Sales      Oil price      Revenue      Exchange
                 (bbl)         (bbl)      (US$/bbl)     (US$'000)     (NZ$/US$)
--------------------------------------------------------------------------------
January          1,462         1,466         23.53         34.5         0.4414
--------------------------------------------------------------------------------
February         1,304         1,293         25.32         32.7         0.4326
--------------------------------------------------------------------------------
March           12,295        12,295         24.67        300.2         0.4094
--------------------------------------------------------------------------------
April           19,460        19,300         25.52        492.5         0.4117
--------------------------------------------------------------------------------
May             21,650        21,615         26.39        570.5         0.4172
--------------------------------------------------------------------------------


ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and senior management

The names, municipality of residence, age and position held of the directors and senior management of the Registrant are as follows:

Name                      Residence      Age     Position Held

Dr. David Bennett [1]     Wellington,     55     President, Chief Executive
                          New Zealand            Officer and Director

Ronald Bertuzzi [1][2]    Vancouver,      63     Director
                          B.C., Canada

Alex P. Guidi [3]         Vancouver,      41     Director
                          B.C., Canada

Brad J. Holland [1]       Saudi Arabia    43     Director

David McDonald            Vancouver,      69     Chairman of the Board and
                          B.C., Canada           Director

Bernhard Zinkhofer [4]    Vancouver,      46     Director
                          B.C., Canada

Jeanette Watson           Wellington,     37     Secretary
                          New Zealand

Jenni Lean                Wellington,     50     Corporate Affairs Manager
                          New Zealand

[1] Member of audit committee.

[2] Appointed on March 31, 1998.

[3] Not re-elected at AGM on June 4, 2001

[4] Appointed February 20, 2001

Dr. David Bennett
Dr. Bennett has been a member of the board of directors and an officer since October 1996, being appointed as Chief Executive Officer on October 30, 1996. Dr. Bennett received a Bachelor of Arts (Natural Sciences) from Cambridge University in 1968 and a Master of Science in Exploration Geophysics from the University of Leeds in 1969. In 1973, Dr. Bennett received his doctorate in Geophysics from the Australian National University and from 1973 to 1975 conducted post-doctoral research at the University of Texas (Dallas). From 1975 to 1977, Dr. Bennett was a post-doctoral fellow and lecturer at the University of Wellington, New Zealand. From 1977 to 1982, Dr. Bennett was employed by the Department of Scientific and Industrial Research, Government of New Zealand and from 1982 to 1994 was employed as geophysicist, exploration manager and finally general manager by New Zealand Oil and Gas Ltd. Dr. Bennett was an independent consultant from 1994 to 1996 when he joined the Registrant and other associated companies. Dr. Bennett has been the president and a member of the board directors of the Registrant since October 1996. Since November 1996, Dr. Bennett has been a member of the board of directors, and since April 1997 the president, of Trans-Orient Petroleum Ltd. In 2000, Dr. Bennett resigned the position of President of Trans-Orient Petroleum Ltd, although he remains a member of the board of directors of that company. He has also since April 1997, been a member of the board of directors of Durum Cons. Energy Corp. and since June 25, 1998 a member of the board of directors of AMG Oil Ltd. Dr. Bennett spends approximately 95% of his total work time on behalf of the Registrant. Dr Bennett's spouse: Ms Jenni Lean is also employed by the Company as Corporate Affairs Manager.

Mr. David R. McDonald (Non-Executive Chairman)
Mr McDonald has been a member of the board of directors and the Non Executive Chairman since February 20, 2000. Since his retirement from a long career of 43 years in the Oil Exploration and Production industry in 1995, Mr McDonald has stayed abreast of the industry with Directorships in Oil Companies that have involved him in Italy, Colombia and since 1999 with Indo Pacific Energy Limited. This follows a successful 13 year career in Canada, where he was a key member of the Burmah Oil team (BOCAL) that operated and made the initial large discoveries on Australia's N.W Shelf, rising from Chief Geophysicist in 1965 through Exploration Manager and thence to General Manager Exploration and Production when the interests were sold to BHP & Shell in 1976. Joining Hudbay Oil, the company that eventually became part of Lasmo in 1977, he held positions of Managing Director the Lasmo Companies in Australia for 13 years; Director of New Ventures Lasmo Plc. London (1 year); and Managing Director of the Lasmo Companies in Italy, Rome (3 years). He has been honored with a Distinguished Membership in 1981 by the Petroleum Exploration Society of Australia (PESA). He is also a recipient of an Honorary Life Membership in 1990 and a Reg Sprigg Gold Medal in 1998 from the Australian Petroleum Production and Exploration Association (APPEA).

Mr. Ronald Bertuzzi
Mr. Bertuzzi was a member of the board of directors from October 2, 1992 to October 30, 1996 and was appointed on March 31, 1998 to fill the vacancy resulting from the passing of Mr. John Holland. Mr. Bertuzzi received a Bachelor of Arts from the University of British Columbia in 1965 and has worked in the medical sales and product development industries since that time. Mr. Bertuzzi is a member of the board of directors of several companies, including AMG Oil Ltd., of which he is president, and Gondwana Energy, Ltd., of which he is a member of the Board of Directors.

Mr. Alex Guidi
Mr. Alex Guidi has been a member of the board of directors and an officer since October 1996. Mr. Guidi has organized and financed five oil and gas companies including the Registrant. The other four companies are Walking Stick Oil and Gas Ltd., Trans-Orient Petroleum Ltd, AMG Oil Ltd. and Durum Energy Cons. Ltd. Mr. Guidi has been chairman of the board and a member of the board of directors of the Registrant since October, 1996, until February 2000, when Mr. McDonald replaced him as chairman, and in June 2001 Mr. Guidi did not seek re-election to the board. From July 1988 to December 1995, Mr. Guidi was a member of the board of directors of Trans-Orient Petroleum Ltd. and was elected a member of the board of directors on January 28, 1998 and chairman on April 22, 1998. From December 1990 to May 1996, Mr. Guidi was a member of the board of directors of Durum Cons. Energy Corp. and was president from August 1992 to May 1996. From August 6, 1997 Mr. Guidi has been a member of the board of directors of AMG Oil Ltd.

Mr. Brad Holland
Mr. Brad Holland was a member of the board of directors from May 1996 to February 1997, an officer from February 1997 to October 15, 1997 and was appointed a member of the board on October 15, 1997. Mr. Holland received a Bachelor of Science in Chemical Engineering from the University of Alberta in 1979. Mr. Holland was initially employed for two years by John Holland Consultants Ltd. in property valuation, production management, evaluation and financing for production acquisition. From 1982 to 1988, Mr. Holland was employed by Canadian Western Natural Gas, a natural gas utility. From 1988 to 1992, Mr. Holland was employed as a senior project engineer with Nova Corp. where he was responsible for the design and construction of large diameter pipeline projects. Since 1992, Mr. Holland has been employed by ARAMCO in Saudi Arabia in the construction of pipelines.

Mr. Bernhard J. Zinkhofer
Mr. Zinkhofer was appointed to the board of directors on February 20, 2001. Mr Zinkhofer, age 46, was educated at the universities of Calgary (B.Comm-1977) and Victoria (LL.B-1983) and is qualified as a Chartered Accountant (1980) and as a lawyer (1984). He has practised law as a partner the Canadian law firm of Lang Michener in their Vancouver, British Columbia office since 1991. Mr Zinkhofer also serves as a director of several public and private corporations including two which are associated with Indo-Pacific Energy Ltd. by virtue of intercompany shareholdings or common shareholders namely Trans-Orient Petroleum Ltd and Durum Energy Corp.

Ms Jeanette Watson
Ms Watson was appointed as Corporate Secretary on November 16, 2000. Ms Watson attended Victoria University of Wellington, gaining a B.Sc. (Geology) in 1983 and an LLB in 1986, and is qualified as a lawyer (1987). She has practised commercial and corporate law as an associate (from 1986 to 1989) and then as a senior associate (from 1992 to 2000) at Rudd Watts & Stone, at their Wellington office and in the United Kingdom, at Slaughter and May (from 1989 to 1991).

Ms Jenni Lean
Ms Lean has a BSc and MBA from Victoria University in Wellington. She has experience as a computer programmer at the Australian National University in Canberra, teaching mathematics and science in Wellington and has worked in the strategic planning division at New Zealand's government science research body
(DSIR). She has been Executive Officer for New Zealand's rural consultants body (NZSFM) and an integral part of a forestry trading group (NZFE) in New Zealand. Since 1995 she has been involved with Indo-Pacific Energy Ltd. as part of the senior management team and also as Corporate Affairs Manager. Ms Lean is the spouse of Dr Bennett, the Chief Executive Officer.

Events Subsequent to December 31, 2000

On February 20, 2001 Mr. Bernhard Zinkhofer was appointed to the board of directors. Mr. Alex Guidi did not put himself forward for re-election, and was therefore not reappointed at the Registrant's Annual and Special General Meeting ("AGM") on June 4, 2001.

Indemnification of Directors and Officers

The Registrant has taken out liability insurance to cover Directors and Officers in the performance of their duties.

To date, no agreements to contractually provide indemnities have been executed or delivered.

B.  Compensation

The following table sets forth the aggregate compensation paid by the Company for services rendered during the last full financial year indicated:

                           SUMMARY COMPENSATION TABLE

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                               Common Shares
  Name and                        Compensation                      Securities Under Option (1)(2)                  Owned
Position with               Salary            Other            Number of       Exercise      Expiry                            %
  Company                   (US$)             (US$)             Options          Price        Date         Number            Owned
-----------------------------------------------------------------------------------------------------------------------------------
Dr David Bennett
   President, Chief      $81,075           $Nil [1]           1,500,000         $0.50 [2]  Jul 6,          203,000          0.6%
   Executive Officer,                                         1,000,000         $0.60 [3]  2005
   Director

David McDonald
   Chairman, Director    $   Nil           $Nil                 200,000         $0.50 [2]  Jul 6,              Nil          Nil
                                                                                           2005

Ronald Bertuzzi
   Director              $   Nil           $Nil                 200,000         $0.50 [2]  Jul 6,            1,790           -
                                                                                           2005

Alex P. Guidi
   Director              $   Nil           $Nil               1,000,000         $0.50 [2]  Jul 6,        5,824,076         17.9%
                                                              1,000,000         $0.60 [3]  2005

Brad J. Holland
   Director              $   Nil           $Nil                 200,000         $0.50 [2]  Jul 6,             Nil           Nil
                                                                                           2005


Bernhard Zinkhofer
   Director              $   Nil           $Nil                 300,000         $0.50 [4]  Mar 26,            Nil           Nil
                                                                                           2006

Jeanette Watson
   Corporate             $   Nil           $Nil                  40,000         $0.50 [4]  Mar 26,            Nil           Nil
   Secretary                                                                               2006

Jenni Lean
   Corporate Affairs     $43,248           $Nil [1]             120,000         $0.50 [2]  Jul 6,             Nil           Nil
                                                                                           2005

[1] David Bennett and Jenni Lean, via the DJ and JM Bennett Family Trust, own the building in which the Registrant's New Zealand office is located. During the year the Registrant paid $23,439 in office rental costs for the use of the building.

[2] Stock Options granted on July 6, 2000 vest over a period of 42 months exercisable at a price of $0.50

[3] Stock Options granted on July 6, 2000 exercisable at a price of $0.60

[4] Stock Options granted on March 26, 2001 vest over a period of 42 months exercisable at a price of $0.50

Compensation of Directors

It has been the past policy of the board of directors not to receive an annual salary for their services solely as a director. Rather, the directors have been compensated through stock awards and option grants, except for directors who also serve as executive officers of the Registrant and hence also receive compensation. This is outlined in the above "SUMMARY COMPENSATION TABLE".
The following options lapsed during fiscal 2000, without exercise:

David Bennett     200,000 options exercisable at a price of $2.50 expired on October 30, 2000
Alex Guidi        500,000 options exercisable at a price of $2.50 expired on October 30, 2000
Brad Holland      300,000 options exercisable at a price of $2.50 expired on May 13, 2000

There were no directors' or senior officers' options exercised in the years ended December 31, 2000 and 1999.

Options Granted During the Year

On July 6, 2000 the Registrant granted new options to its directors and officers in the following manner:

Name          Shares Underlying the Option   Exercise Price   Expiry Date
David Bennett           1,500,000               $.50        July 6, 2005(1)
David Bennett           1,000,000               $.60        July 6, 2005 (2)
Alex Guidi              1,000,000               $.50        July 6, 2005(1)
Alex Guidi              1,000,000               $.60        July 6, 2005(2)
David McDonald            200,000               $.50        July 6, 2005(3)
Ronald Bertuzzi           200,000               $.50        July 6, 2005(1)
Brad Holland              200,000               $.50        July 6, 2005(1)
Bernhard Zinkhofer        300,000               $.50        March 26, 2006(1)(4)
Jeanette Watson            40,000               $.50        March 26, 2006(1)(4)
Jenni Lean                120,000               $.50        July 6, 2005(1)

(1) These options are subject to vesting provision in which 25% vests 6 months after the granting date while a further 12.5% vests every 6 months thereafter.

(2)  These options vest immediately on granting.

(3) On April 19, 2001 the Board removed the vesting provisions on the options granted to Mr David McDonald, amending them to non-vesting options exercisable at a price of $0.50/share, expiring on July 6, 2005.

(4) The Board granted the options to Bernie Zinkhofer and Jeanette Watson on March 26, 2001.

C.  Board practices

1.  Term of office

    All directors have a term of office expiring at the next annual general meeting of the Registrant to be scheduled in June 2001 unless re-elected or unless a director's office is earlier vacated in accordance with the by-laws of the Registrant or the provisions of the Business Corporations Act (Yukon). All officers have a term of office lasting until their removal or replacement by the board of directors.

    Name                                        Period served in position

    Dr. David Bennett [1]                              5 years
    Ronald Bertuzzi [1]                                5 years
    Alex P. Guidi                                      5 years
    Brad J. Holland [1]                                5 years
    David McDonald                                     1 year
    Bernhard Zinkhofer                                 4 months
    Jeanette Watson                                    8 months
    Jenni Lean                                         5 years

     [1]     Member of the Audit Committee


2.  Directors' service contracts

    No director has a contract which provides for any benefits upon termination of his/her service.

3.  Audit and remuneration committees

    List of Audit Committee members
         Dr. David Bennett
         Ronald Bertuzzi
         Brad J. Holland

D.  Employees

Employees and Consultants

As of December 31, 2000, the Registrant employs six people full time in its Wellington New Zealand office. The persons employed in the Wellington office are the president / chief executive officer and five persons occupied with technical support, company and joint venture accounting, financial reporting, office management and New Zealand, Australian and PNG corporate affairs. In addition another three people are employed on a part time basis to assist in administrative support.

In addition to the foregoing, the Registrant also receives technical services from a number of exploration consultants.

E.  Share Ownership

The following schedule sets forth the Common Stock ownership of each director, individual, and all officers and directors of the Registrant as a group known by the Registrant to be the beneficial owner of Common Stock. All ownership shown is of record and reflects beneficial ownership as of June 11, 2001.

Name and address             Number of Shares   Position                Percent
of owner                     of Class

David Bennett                1,765,500          President, CEO          5.2% (1)
Karori, Wellington                              and Director
New Zealand

Ronald Bertuzzi                 76,790          Director                0.2% (2)
Vancouver, BC
Canada

Alex Guidi                   7,693,076          Director               22.4% (3)
Vancouver, BC
Canada

Brad Holland                    75,000          Director                0.2% (4)
Dhahran,
Saudi Arabia

David McDonald                 200,000          Chairman and Director   0.6% (4)
Vancouver, BC
Canada

Bernhard Zinkhofer                 Nil          Director                0.0% (4)
Vancouver, BC
Canada

Jeanette Watson                    Nil          Secretary               0.0% (4)
Wellington
New Zealand

Jenni Lean                      48,000          Corporate Affairs       0.1% (5)
Wellington                                      Manager
New Zealand


ALL OFFICERS AND
DIRECTORS AS A
GROUP (7 persons)            9,858,366                                 27.2%

(1) Of the 1,765,500 common shares reported to be beneficially owned, 200,000 are held in a family trust in which Dr. Bennett is a one of the beneficiaries. 3,000 common shares are owned by Jenni Lean, and 1,562,500 relate to the number of underlying common shares which may be acquired within 60 days through the exercise of options held by Dr. Bennett.

(2) Of the 76,790 common shares reported to be beneficially owned, 75,000 are attributable to the number of common shares which may be acquired within 60 days through the exercise of options held by Mr. Bertuzzi.

(3) Of the 7,693,076 common shares reported to be beneficially owned, 1,869,000 are attributable to the number of common shares which may be acquired within 60 days through the exercise of options and warrants held by Mr. Guidi.

(4) These reflect the number of common shares, which may be acquired within 60 days under a stock option.

(5) Of the 48,000 common shares reported to be beneficially owned, 45,000 are attributable to the number of common shares which may be acquired within 60 days through the exercise of options held Ms Lean.


ITEM 7.     MAJOR SHAREHOLDERS AND RELATED TRANSACTIONS

A.  Major shareholders

1. Beneficial Holders of More Than Five Percent of Outstanding Shares

The following schedule sets forth the Common Stock ownership of each person known by the Registrant to be the beneficial owner of five percent or more of the Registrant's Common Stock. All ownership shown is of record and reflects beneficial ownership as of June 11, 2001.

(a)     Security Held by Certain Beneficial Owners

Name and address                        Number of            Percent
of owner                                Shares               of Class

Trans-Orient Petroleum Ltd.             8,368,448 (1)          22.8% (1)
Vancouver, BC
Canada

(b)     Security Held by Management

Name and address               Number of         Percent          Position
of owner                       Shares            of Class

Alex Guidi                    7,693,076 (2)      22.4% (2)        Director
Vancouver, BC
Canada

David Bennett                 1,765,500 (3)       5.2% (3)        President, CEO
Wellington                                                        and Director
New Zealand

(1) As part of the purchase price paid to Trans-Orient Petroleum Ltd. for its assets, the Registrant issued, on March 29, 2000, 4,184,224 "A" Warrants. Each "A" Warrant entitles Trans-Orient Petroleum Ltd. to purchase one additional common share of the Registrant in consideration for $0.50 per common share, exercisable up to the end of business on March 29, 2001 and thereafter for $0.75 per common share up to the close of business on March 29, 2002. Upon the exercise of the "A" Warrants by Trans-Orient Petroleum Ltd. and subject to a commercial discovery having occurred on the permits, the Registrant will issue to Trans-Orient Petroleum Ltd. one "B" Warrant for each "A" Warrant exercised. The "B" Warrants are exercisable at a price of $1.50 for a period of one year from the date of issue of the "B" Warrants. Of the 8,368,448 common shares reported to be beneficially owned, 4,184,224 are the number of common shares which may be acquired within 60 days through the exercise of the "A" warrants issued.

(2) Of the 7,693,076 common shares reported to be beneficially owned, 1,869,000 are attributable to the number of common shares which may be acquired within 60 days through the exercise of options and warrants held by Mr. Guidi.

(3) Of the 1,765,500 common shares reported to be beneficially owned, 200,000 are held in a family trust in which Dr. Bennett is a one of the beneficiaries. 3,000 common shares are owned by Jenni Lean, and 1,562,500 relate to underlying common shares which are the subject of an option held by Dr. Bennett which can be exercised within 60 days.

2. Host country shareholders

     The portion and numbers of shareholders in the host country are as follows:
     Proportion of shareholders          59.56%
     Number of shareholders              1,107
     Number of shares held               19,326,830

3. Controlling shareholders

     None

4. Arrangements affecting shareholdings

There are no known arrangements, which would significantly affect the control of the major shareholder, apart from the effect of the warrants available to Trans-Orient Petroleum Ltd and Alex Guidi and the options available to Alex Guidi and David Bennett.

B.  Related party transactions

The following are reported as Related Party Transactions. The nature of the transaction, the affiliate(s) who had an interest in the transaction and the nature of the interest are included in the description of each of the transactions:

(a) On January 31, 2000 the Registrant announced that it had entered into a letter of intent to acquire all the assets of Trans-Orient Petroleum Ltd. The Agreement was formally closed on March 29, 2000 and ratified by the shareholders of Trans-Orient Petroleum Ltd at a General Meeting held on May 23, 2000, while the effective date of the Agreement is January 1, 2000.

      The value placed upon the Assets by the Registrant and Trans-Orient Petroleum Ltd. was $4,097,360 less an intercompany loan from the Registrant to Trans-Orient Petroleum Ltd. in the amount of $1,042,928, resulting in a net consideration payable by the Registrant to Trans-Orient Petroleum Ltd. of $3,054,432. See ITEM 4A. History and Development of the Company for a description of the assets acquired.

      As at January 31, 2000, Mr. Guidi was the chairman, a member of the board of directors and principal shareholder of Trans-Orient Petroleum Ltd. owning 15,501,400 common shares of Trans-Orient Petroleum Ltd. which represented 38.63% of Trans-Orient Petroleum Ltd.'s outstanding common shares. Mr. Guidi also owned options and warrants to acquire up to a further 6,000,000 common shares of Trans-Orient Petroleum Ltd. Dr. David Bennett was the president, director and a shareholder of Trans-Orient Petroleum Ltd. beneficially owning 200,000 common shares in Trans-Orient Petroleum Ltd. which represented 0.50% of Trans-Orient Petroleum Ltd.'s outstanding common shares. Additionally, Mr. Bennett beneficially owned warrants and options to acquire up to 1,225,000 common shares of Trans Orient Petroleum Ltd. The common shares, warrants and options attributable to Dr. Bennett are held in a family trust of which Dr. Bennett is one of the beneficiaries. Dr. Bennett's spouse, Jenni Lean, also owned 28,000 common shares in Trans-Orient Petroleum Ltd. Mr. Ron Bertuzzi owned 946,886 common shares of Trans-Orient Petroleum Ltd., which represented 2.36% of shares outstanding. Mr. Brad Holland owned 1,565,500 common shares in Trans-Orient Petroleum Ltd., which represents 3.90% of shares outstanding. Additionally, Mr. Holland owned warrants to acquire 2,000,000 common shares of Trans-Orient Petroleum Ltd. In order to evaluate whether the transaction was fair amongst the Registrant and Trans-Orient Petroleum Ltd. the Registrant commissioned a fairness report by Evans & Evans Inc. Evans & Evans analyzed the terms of the proposed transactions and determined that the terms were supported by the valuation of the assets being exchanged. At the meeting of directors held on March 17, 2000 in which the resolution was passed to enter into the formal Agreement of Purchase and Sale of Assets, Mr. Alex Guidi and Dr. Dave Bennett declared their interest in the matter and abstained from voting. The remaining director in attendance at the meeting, David MacDonald, approved the resolution.

(b) At December 31, 1999, Trans-Orient Petroleum Ltd. owed a total of $1,062,211 including interest charges of $18,051 to the Registrant as a result of accrued joint venture permit expenditures which were paid by the Registrant on behalf of joint venture operations in which Trans-Orient Petroleum Ltd. was a participant with the Registrant. The majority of this amount relates to drilling the Whakutu-1 and Clematis-1 wells. The $1,062,211 outstanding was offset against the purchase price paid by the Registrant to Trans-Orient Petroleum Ltd. for the purchase of its permit interests. (See (a) above for management's interests in the transaction).

(c) The Registrant and Trans-Orient Petroleum Ltd., by agreement dated June 25, 1998, optioned up to 80% of the PEP 38256 permit to AMG Oil Ltd. In August 1998, AMG Oil Ltd. earned 30% of the permit by paying the cost of a 120 mile seismic survey. To earn an additional 50%, AMG was required to elect before December 4, 1998 to pay the cost of any additional seismic required to define two drilling prospects and to pay the dry hole costs of drilling two wells to a maximum of about US$2,100,000. The option agreement was modified by three subsequent agreements dated December 3, 1998, October 26, 1999 and February 23, 2000 which extended the period of time in which the AMG must exercise its option to acquire up to a further 50% interest in the 38256 permit area to June 16, 2000. Additionally, the February 23, 2000 amendment provided AMG with a choice of committing to:
      ('Option A') to earn an additional 50% in PEP 38256 from the Registrant by funding all expenditure including an agreed program of seismic work leading up to and including the drilling of two exploration wells. Alternatively, AMG may, at its election, earn an additional 35% the Registrant in the permit by funding all work leading up to and including the drilling of one exploration well ('Option B'). In the event that the AMG exercises Option B, it shall acquire a further option ('Option C') to earn an additional 15% in the permit by funding all further work up to and including a second exploration well on a separate exploration target. Option C must be exercised within 30 days of reaching the predetermined target depth in the exploration well drilled pursuant to exercise of Option B. As at February 23, 2000 Mr. Guidi was the president, a member of the board of directors and the principal shareholder of AMG. Oil Ltd., owning 4,477,500 common shares of AMG Oil Ltd., which represented 31.53% of AMG Oil Ltd.'s outstanding common shares. Dr. David Bennett was a member of AMG Oil Ltd.'s board of directors and beneficially owned 20,000 common shares in AMG Oil Ltd., which represented 0.14% of AMG Oil Ltd.'s outstanding common shares. Mr. Ron Bertuzzi owned 1,103,000 common shares of AMG Oil Ltd., which represented 7.77% of shares outstanding. Mr. Brad Holland owned 1,173,500 common shares in AMG Oil Ltd. that represents 8.26% of shares outstanding. The Registrant's management approved the amendment of the option agreement, and no steps were taken to independently determine the fairness of the transaction.

(d) On March 17, 1999 the Registrant partially exercised its share purchase option in AMG Oil Ltd. and acquired 800,000 common shares at a cost of $400,000. As at March 17, 1999, Mr. Guidi was a member of the board of directors and the principal shareholder of AMG. Oil Ltd., owning 4,477,500 common shares of AMG Oil Ltd., which represented 31.53% of AMG Oil Ltd.'s outstanding common shares. Dr. David Bennett was the president and a member of AMG Oil Ltd.'s board of directors and beneficially owned 20,000 common shares in AMG Oil Ltd., which represented 0.14% of AMG Oil Ltd.'s outstanding common shares. Mr. Ron Bertuzzi owned 1,103,000 common shares of AMG Oil Ltd. which represented 7.77% of shares outstanding. Mr. Brad Holland owned 1,070,500 common shares in AMG Oil Ltd. that represents 7.54% of shares outstanding. The Registrant's management approved the exercise of the options and no steps were taken to independently determine the fairness of the transaction.

(e) During the year ending December 31, 2000, the Registrant paid $23,439 (year ended December 31, 1999: $27,177) in office rental fees to the DJ & JM Bennett Family Trust, which owns the building in which the Registrant's New Zealand office is located.

C.  Interests of experts and counsel

Not applicable

ITEM 8.     FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

Consolidated financial statements are provided under PART III. Item 17. FINANCIAL STATEMENTS

There are no material legal proceedings to which the Registrant is subject or which are anticipated or threatened.

The Company has never paid dividends to shareholders nor is there a policy in place to do so. All cash flow derived by the Company is re-invested in oil and gas exploration and development.

B.  Significant Changes

All significant events subsequent to the financial statements have been covered in Note 14. Subsequent Events in the Financial Statements provided under Item 17.


ITEM 9.     THE OFFER AND LISTING

A.  Offer and Listing Details

Price History of the stock

The shares of the Registrant traded on the Vancouver Stock Exchange ("VSE") in Vancouver, British Columbia, Canada until September 12, 1996. Beginning in January, 1996 the shares of the Registrant traded on the OTC Bulletin Board ("OTCBB") under the symbol "INDX".

Summary trading by year, in United States dollars per share, except for the 1996 Low price in Canadian dollars, for the five most recently competed fiscal periods ending December 31, 2000 up to the date the Registrant's common shares were de-listed from the OTCBB on August 21 2000:

Year                     High(1)          Low(2)

1996                     10.25        CDN$0.97
1997                      6.562           0.30
1998                      3.563           0.563
1999                      1.281           0.3125
2000                      0.95            0.125

Summary trading by quarter for the two most recently competed fiscal periods ending December 31, 2000 and additional summary trading by fiscal quarter up to the date the Registrant's common shares were de-listed from the OTCBB on August 21 2000.

Year and
Quarter                  High(1)          Low(2)

1999
First Quarter             1.281           0.42
Second Quarter            1.25            0.5625
Third Quarter             0.781           0.50
Fourth Quarter            0.656           0.3125

2000
First Quarter             0.905           0.3125
Second Quarter            0.63            0.32
Third Quarter (3)         0.95            0.125
Fourth Quarter (3)        Not traded

2001
First Quarter (3)         Not traded
Second Quarter (4)        0.55            0.40


Summary trading by quarter for the six most recently completed months ending May 31, 2001

Month                    High(1)          Low(2)
December 2000 to          Not traded
April 2001                Not traded
May 2001 (4)              0.55            0.40

(1) OTCBB quotations may reflect interdealer prices, without retail markup, markdown or commission and may not necessarily reflect actual transactions.
(2) The source for the quotations listed between the first quarter 1999 until the first quarter 2000 is found at the OTCBB's own website located at www.otcbb.com. All quotes thereafter are from the Canada Stockwatch website located at www.canada-stockwatch.com.
(3) quotations are provided until the date the Registrant's shares were de-listed from trading on the OTCBB. On August 21,2000 the National Association of Securities Dealers (the "NASD") removed the Registrant's Common Shares from trading on the OTCBB because the Registrant did not meet NASD eligibility rule 6530(b)(1). From August 20, 2000 until May 23, 2001 the Registrant's Common Shares were not traded on an organized market.
(4) On April 19, 2001 the Registrant regained eligibility under NASD rule 6530(b)(1), applied for re-listing on the OTCBB and was re-listed on May 23, 2001.

As at June 11, 2001 there were 32,446,622 shares outstanding. At June 11, 2001 there were 213 shareholders of record resident in Canada holding 13,105,690 shares and 1,107 shareholders of record resident in the United States holding 19,326,831 shares.

B.  Plan of Distribution

Not applicable


C.  Markets

The authorized capital of the Company consists of 100,000,000 Common Shares without par value, of which 32,446,622 Common Shares are issued as of June 11, 2001.

The shares of the Registrant traded on the Vancouver Stock Exchange ("VSE") in Vancouver, British Columbia, Canada until September 12, 1996. Beginning in January, 1996 the shares of the Registrant traded on the OTC Bulletin Board ("OTCBB") under the symbol "INDX". Summary trading by quarter for the two most recently competed fiscal periods ending December 31, 1999 and additional summary trading by fiscal quarter up to the date the Registrant's common shares were de-listed from the OTCBB on August 21 2000.

The Registrant received clearance from the Securities Commission for reporting in the United States in April 2001 and applied for re-listing on the OTCBB. The Registrant's shares were re-listed on the OTCBB under the symbol INDXF on May 23, 2001.


ITEM 10.     ADDITIONAL INFORMATION

A.  Share Capital

Not applicable

B.  Memorandum and Articles of association

The Articles of Association have been previously filed with Form 10K for the Year Ended December 31, 1997, dated April 8, 1998. The relevant provisions have not changed since that time.

C.  Material contracts

Other than the Agreement to purchase the properties from Trans-Orient Petroleum Ltd., summarized in ITEM 4A. HISTORY AND DEVELOPMENT OF THE COMPANY, and contracts entered into in the ordinary course of business, which are summarized in ITEM 4D.- PROPERTY, PLANT and EQUIPMENT, the Registrant has not entered into any material contracts in the two years prior to the date hereof which can reasonably be regarded as presently material to the Company.

All such material contracts, including the Agreement to purchase the properties from Trans-Orient Petroleum Ltd., have been filed under Form 8K and Form 6K.

D.  Exchange controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of the Company, other than withholding tax requirements. See "Item 10.E -Taxation" and "Certain United States Federal Income Tax Consequences".

There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (Canada) (the "Investment Act"). The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire common shares of the Company. It is general only, it is not a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in common shares of the Company by a non-Canadian other than a "WTO Investor" (as defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was Cdn$5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in common shares of the Company by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment in 2001 to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, exceeds Cdn$209 million. A non-Canadian would acquire control of the Company for the purposes of the Investment Act through acquisition of common shares if the non-Canadian acquired a majority of the common shares of the Company. The acquisition of less than a majority but one third or more of the common shares of the Company would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of common shares.

Certain transactions relating to common shares of the Company would be exempt from the Investment Act, including

(a) acquisition of common shares of the Company by a person in the ordinary course of that person's business as a trader or dealer in securities,

(b) acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions on the Investment Act, and

(c) acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of common shares, remained unchanged.

E.  Taxation

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of common shares of the Company for a shareholder of the Company who is not resident in Canada and who is resident in the United States. It is based on the current provisions of the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder. The provisions of the Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980) (the "Convention"). This discussion is general only and is not a substitute for independent advice from a shareholder's own tax advisor. Management of the Corporation considers that the following discussion fairly describes the principal and material Canadian federal income tax consequences applicable to shareholders of the Corporation who are residents of the United States and are not residents of Canada and do not hold, and are deemed not to hold, shares of the Corporation in connection with carrying on a business in Canada (a "non-resident").

Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends. However, Article X of the reciprocal tax treaty between Canada and the United States reduced to 15% the withholding tax on the gross amount of dividends paid to residents of the United States. The withholding tax rate on the gross amount of dividends is reduced to 5% of the amount of the gross dividend when a U.S. corporation owns at least 10% of the voting stock of the Canadian corporation paying the dividends.

A non-resident who holds shares of the Corporation as capital property will not be subject to tax on capital gains realized on the disposition of such shares unless such shares are "taxable Canadian Property" within the meaning of the Income Tax Act (Canada) and no relief is afforded under any applicable tax treaty.

The shares of the Corporation would be taxable Canadian property of a non-resident if at any time during the five year period immediately preceding a disposition by the non-resident of such shares not less than 25% of the issued shares of any class of the Corporation belonged (a) to the non-resident, (b) to a person with whom the non-resident dealt did not deal at arm's length, or (c) to the non-resident and any person with whom the non-resident did not deal at arm's length.

The register of members of the Registrant discloses that the majority of the shares of the Registrant are held of record by persons resident in the United States of America. If the Registrant should declare a dividend, a withholding tax of five percent is payable in Canada on payment of a dividend to a corporate resident of the United States of America holding more than ten per cent of the shares of the Registrant and 15% to all other residents of the United States.


F.  Dividends and paying agents

Not applicable

G.  Statement by experts

Not applicable

H.  Documents on display

Documents concerning the Company which are referred to in this document may be inspected at the offices of Indo-Pacific Energy Ltd, at Indo-Pacific House, 284 Karori Road, Karori, Wellington, New Zealand or at the registered office at Suite 200 Financial Plaza, 204 Lambert Street, White Horse, YT, Y1A 3T2, Canada. Documents referred to in this document are filed with the US Securities Commission ("SEC"), and are available for view on the SEC website at: http//www.sec.gov.

I.  Subsidiary information

A list of subsidiaries of the Company is identified in Note 2 in the notes to the consolidated financial statements in ITEM 17 and in ITEM 4C. ORGANIZATIONAL STRUCTURE.


ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not required as the Company is a small business issuer, in accordance with
Section 12(b)-2 of the Act.


ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

There are no securities in the Registrant other than equity securities, being Common Stock and Options or Warrants to purchase Common Stock in the Registrant.

PART II
-------


ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A. There has been no material default in any indebtedness, as the Registrant has no debt.

B. The registrant has never paid nor declared a dividend, so there are no arrearages.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A raising of capital on the Australian Stock Exchange is being considered, but the plan is not yet finalised.


ITEM 15.     RESERVED
ITEM 16.     RESERVED




PART III
--------


ITEM 17.     FINANCIAL STATEMENTS.

Financial Statements begin on page 51.

                            INDEX TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
                                                                         Page
                                                                         ----
--------------------------------------------------------------------------------
Auditors' Report                                                          51
--------------------------------------------------------------------------------
Consolidated Balance Sheets                                               52
--------------------------------------------------------------------------------
Consolidated Statements of Income and Deficit                             53
--------------------------------------------------------------------------------
Consolidated Statements of Cash Flows                                     55
--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements                            57
--------------------------------------------------------------------------------


The financial statements and Report of the independent Auditors are filed as part of the Company's Annual Report.

                                    SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the Registrant hereby certifies that it meets all of the requirements for filing on Form 20F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INDO-PACIFIC ENERGY LTD.


Date: June 26, 2001       By:         /s/ David Bennett
                             ___________________________________________________
                          Dr. David Bennett, President & Chief Executive Officer

                             INDO-PACIFIC ENERGY LTD.

                       CONSOLIDATED FINANCIAL STATEMENTS
                      (Expressed in United States Dollars)

                            DECEMBER 31, 2000 AND 1999

                                AUDITORS' REPORT



To the Shareholders of Indo-Pacific Energy Ltd.

We have audited the accompanying consolidated balance sheets of Indo-Pacific Energy Ltd. as of December 31, 2000 and 1999 and the related consolidated statements of operations and deficit, changes in stockholders' equity and cash flows for each of the years in the three year period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements referred to above present fairly, in all material respects, the financial position of Indo-Pacific Energy Ltd. as of December 31, 2000 and 1999 and the results of their operations and cash flows for each of the years in the three year period ended December 31, 2000, in conformity with generally accepted accounting principles in Canada.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, there is substantial doubt regarding the ability of the Company to continue to meet all of its future commitments. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ Sadovnick Telford + Skov

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
Canada
March 23, 2001

================================================================================
INDO-PACIFIC ENERGY LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars)
================================================================================

As at December 31,                                        2000          1999
--------------------------------------------------------------------------------

Assets

Current
Cash and short-term deposits                        $ 2,887,771     $ 4,863,254
Accounts receivable                                     219,837         148,419
Loan receivable from related party (Note 3)                -          1,062,211
Marketable securities (Note 4)                             -            222,319
Due from related parties (Note 8)                        79,838          62,667
Prepaid expenses and deposits (Note 8)                   38,728          50,110
--------------------------------------------------------------------------------
                                                      3,226,174       6,408,980

Investments (Note 5)                                       -            670,000
Property and equipment (Note 6)                         124,835         143,961
Oil and gas properties (Note 7)                       6,636,417       3,656,224
--------------------------------------------------------------------------------

Total Assets                                        $ 9,987,426     $10,879,165
================================================================================

Liabilities

Current
Accounts payable and accrued liabilities            $   165,167     $   277,983
--------------------------------------------------------------------------------

Total Liabilities                                       165,167         277,983
--------------------------------------------------------------------------------

Commitments and Contingencies (Notes 1 and 9)

Stockholders' Equity

Common stock without par value (Note 10);
100,000,000 shares authorized;
Issued and outstanding at December 31,
   2000: 32,446,622 shares and
   1999: 28,262,398 shares                           19,478,365      17,386,253
Accumulated deficit                                  (9,656,106)     (6,785,071)
--------------------------------------------------------------------------------

Total Stockholders' Equity                            9,822,259      10,601,182
--------------------------------------------------------------------------------

Total Liabilities and Stockholders' Equity          $ 9,987,426     $10,879,165
================================================================================

Approved by the Directors:

/s/ David Bennett                            /s/ David McDonald
______________________________               ______________________________
Director                                     Director
         See accompanying notes to the consolidated financial statements

================================================================================
INDO-PACIFIC ENERGY LTD.
Consolidated Statements of Operations and Deficit
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31,           2000          1999         1998
--------------------------------------------------------------------------------

Revenue

Oil and gas sales                    $    475,646   $    314,698   $    234,168
Interest income                           224,549        358,911        450,597
--------------------------------------------------------------------------------

Total revenue                             700,195        673,609        684,765
--------------------------------------------------------------------------------
Expenses

Production costs                           35,411         50,598        129,781
Royalties                                  23,962         15,248         10,269
Depletion                                 112,332        104,475         95,779
Write-off of oil and gas properties     2,725,925        983,168        765,144
General and administrative (Schedule)     743,600        540,622        692,480
--------------------------------------------------------------------------------

Total expenses                          3,641,230      1,694,111      1,693,453
--------------------------------------------------------------------------------

Loss for the year before other items   (2,941,035)    (1,020,502)    (1,008,688)

Other Items

Gain on disposal of investments            70,000           -              -
Write down of marketable securities          -          (160,756)          -
--------------------------------------------------------------------------------

Net loss for the year                  (2,871,035)    (1,181,258)    (1,008,688)

Deficit - Beginning of Year            (6,785,071)    (5,603,813)    (4,595,125)
--------------------------------------------------------------------------------

Deficit - End of year                 $(9,656,106)   $(6,785,071)   $(5,603,813)
================================================================================

Basic and diluted loss per share
  (Note 11)                           $     (0.09)   $     (0.04)   $     (0.04)
================================================================================



See accompanying notes to the consolidated financial statements

================================================================================
INDO-PACIFIC ENERGY LTD.
Consolidated Statements of Changes in Stockholders' Equity
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2000, 1999, and 1998
----------------------------------------------------------------------------------------------------------------
                                                                                                      Total
                                                Common Stock                Accumulated            Stockholders'
                                    ----------------------------------
                                          Shares           Amount               Deficit                 Equity
                                    ----------------------------------------------------------------------------
Balance at December 31, 1997        28,262,398     $  17,379,737         $ (4,595,125)          $  12,784,612

Common stock issued for private
     placements                      1,406,250             9,774                 -                      9,774
Cancellation of previously issued
     common stock                   (1,406,250)           (3,258)                -                     (3,258)
Net loss during the year                                                   (1,008,688)             (1,008,688)
----------------------------------------------------------------------------------------------------------------

Balance at December 31, 1998        28,262,398     $  17,386,253         $ (5,603,813)          $  11,782,440

Net loss during the year                                                   (1,181,258)             (1,181,258)
----------------------------------------------------------------------------------------------------------------

Balance at December 31, 1999        28,262,398     $  17,386,253         $ (6,785,071)          $  10,601,182

Common stock issued for purchase
  from Trans-Orient Petroleum Ltd    4,184,224         2,092,112                 -                  2,092,112
  (Note 8)
Net loss during the year                                                   (2,871,035)             (2,871,035)
----------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000        32,446,622     $  19,478,365         $ (9,656,106)          $   9,822,259
================================================================================================================

         See accompanying notes to the consolidated financial statements

================================================================================
INDO-PACIFIC ENERGY LTD.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31,                                     2000          1999         1998
----------------------------------------------------------------------------------------------------------
Operating Activities

Net loss for the year                                           $ (2,871,035)  $ (1,181,258)  $ (1,008,688)
Adjustments to reconcile net loss to
 cash applied to operating activities:
   Depletion                                                         112,332        104,475         95,779
   Write-off of oil and gas properties                             2,725,925        983,168        765,144
   Amortization                                                       60,575         72,380         53,096
   Gain on disposal of investments                                   (70,000)          -              -
   Write-down of marketable securities                                  -           160,756           -
Changes in non-cash working capital:
   Accounts receivable                                               (71,418)       (46,225)        32,280
   Due from related parties                                          (17,171)       (16,506)       106,212
   Prepaid expenses and deposits                                      11,382        (41,075)           434
   Accounts payable and accrued liabilities                         (112,816)       121,087        111,192
----------------------------------------------------------------------------------------------------------

Net cash provided by (used in) operating activities                 (232,226)       156,802        155,449
----------------------------------------------------------------------------------------------------------

Financing Activity

Common shares issued for cash                                          -              -              6,516
----------------------------------------------------------------------------------------------------------

Net cash provided by financing activity                                -              -              6,516
----------------------------------------------------------------------------------------------------------

Investing Activities

Loan receivable from related party                                     -        (1,062,211)          -
Purchase of marketable securities                                      -              -          (149,565)
Purchase of investments                                                -          (420,000)      (250,000)
Purchase of property and equipment                                  (41,449)       (82,265)       (71,928)
Oil and gas properties, net of recoveries                        (1,701,808)    (1,923,921)    (1,901,030)
Proceeds from sale of license interest                                 -              -           150,000
----------------------------------------------------------------------------------------------------------
Net cash used in investing activities                            (1,743,257)    (3,488,397)    (2,222,523)
----------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash during the year                  (1,975,483)    (3,331,595)    (2,060,558)

Cash and short-term deposits -
 Beginning of year                                                4,863,254      8,194,849     10,255,407
----------------------------------------------------------------------------------------------------------
Cash and short-term deposits - End of year                     $  2,887,771   $  4,863,254   $  8,194,849
==========================================================================================================

         See accompanying notes to the consolidated financial statements

================================================================================
INDO-PACIFIC ENERGY LTD.
Consolidated Statements of Cash Flows
- Supplemental Disclosure of Non-cash Financing and Investing Activities (Expressed in United States Dollars)
================================================================================

For the Years Ended December 31,                                     2000          1999         1998
----------------------------------------------------------------------------------------------------------
Purchase of Oil and Gas Properties from
Trans-Orient Petroleum Limited

Purchase of oil and gas properties                              $ (4,097,360)          -              -
==========================================================================================================

Gross overriding royalties issued                                          1
Marketable securities transferred                                    222,319           -              -
Investments transferred                                              670,000           -              -
Gain on investments transferred                                       70,000
Loan balance forgiven                                              1,062,211           -              -
Foreign exchange translation effect                                  (19,283)          -              -
Common stock issued as consideration for the
  purchase of oil and gas properties                               2,092,112           -              -
----------------------------------------------------------------------------------------------------------
                                                                $  4,097,360           -              -
==========================================================================================================

================================================================================
INDO-PACIFIC ENERGY LTD.
Consolidated Schedules of General and Administrative Expenses
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31,                                     2000          1999         1998
----------------------------------------------------------------------------------------------------------
GENERAL AND ADMINISTRATIVE EXPENSES

Accounting and audit                                            $     44,611   $     46,189   $     43,576
Consulting fees (Note 8)                                              41,213         29,751         44,081
Corporate relations and development                                   95,385         46,775         57,938
Amortization                                                          60,575         72,380         53,096
Filing and transfer agency fees                                       16,997          4,836         11,413
Foreign exchange loss (gain)                                          95,563        (42,886)        14,771
Legal                                                                159,948         50,795        113,101
Office and miscellaneous                                             107,047        110,152        127,988
Printing                                                              40,026         67,243        109,453
Rent (Note 8)                                                         43,481         57,294         70,132
Telephone                                                             27,931         39,823         51,176
Travel and accommodation                                              50,588         52,530         54,470
Wages and benefits                                                   169,741        159,618         64,922
                                                                ------------------------------------------
Gross general and administrative expenses                            953,106        694,500        816,117

Recovery of general and administrative expenses                     (209,506)      (153,878)      (123,637)
                                                                ------------------------------------------
Net general and administrative expenses                         $    743,600   $    540,622   $    692,480
                                                                 =========================================

         See accompanying notes to the consolidated financial statements

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 1 - NATURE OF OPERATIONS AND CONTINGENCIES

The Company was incorporated under the Company Act (British Columbia) and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon).

The Company is primarily engaged in the acquisition, exploration and development of its oil and gas properties and, with the exception of PMP 38148, has yet to determine whether its properties contain oil and gas reserves that are economically recoverable. The recoverability of the amounts capitalized for oil and gas properties is dependent upon the completion of exploration work, the discovery of oil and gas reserves in commercial quantities and the subsequent development of such reserves.

The Company does not generate sufficient cash flow from operations to fund its entire exploration and development activities and has therefore relied principally upon the issuance of securities for financing. Additionally, the Company has periodically reduced its exposure in oil and gas properties by farming out to other participants. The Company intends to continue relying on these measures to finance its exploration and development activities to the extent such measures are available and obtainable under terms acceptable to the Company. Accordingly, the Company's consolidated financial statements are presented on a going concern basis.

Refer to Note 9


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)  Accounting Principles and Use of Estimates

    These financial statements are prepared in conformity with Canadian generally accepted accounting principles and requires the Company's management to make informed judgements and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the year reported. Actual results could differ from these estimates.

    Material differences between Canadian and United States generally accepted accounting principles which affect the Company are referred to in Note 15.

b)  Basis of Consolidation

    These consolidated financial statements include the accounts of Indo-Pacific Energy Ltd. and its wholly-owned subsidiaries, Indo Overseas Exploration Ltd., Indo-Pacific Energy Pty. Ltd., Indo-Pacific Energy (PNG) Limited, Source Rock Holdings Limited, Indo-Pacific Energy (NZ) Limited, Ngatoro Energy Limited, PEP 38716 Limited, Trans-Orient Petroleum (Aust) Pty Limited, ZOCA 96-16 Pty Limited and Trans-Orient Petroleum (PNG) Limited. All significant intercompany balances and transactions have been eliminated upon consolidation.

c)  Joint Operations

    The Company's exploration and development activities are conducted jointly with other companies and accordingly, these financial statements reflect only the Company's proportionate interest in these activities.

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d)  Translation of Foreign Currencies

    The Company's foreign operations through its subsidiaries are of an integrated nature and accordingly, the remeasurement method of foreign currency translation is used for conversion into United States dollars. Monetary assets and liabilities are translated into United States dollars at the rates prevailing on the balance sheet date. Other assets and liabilities are translated into United States dollars at the rates prevailing on the transaction dates. Revenues and expenses arising from foreign currency transactions are translated into United States dollars at the average rate for the year. Exchange gains and losses are recorded as income or expense in the year in which they occur.

e)  Financial Instruments

    Cash and short-term deposits, accounts receivable, due from related parties, accounts payable and accrued liabilities are carried at cost which approximates fair value due to the short-term maturity of these instruments. Loan receivable from related party is carried at cost, which approximates fair value as it bears interest at rates approximating current market rates. Marketable securities and investments are carried at fair value.

f)  Cash and Short-Term Deposits

    Cash and short-term deposits include government treasury bills and bankers' acceptances with original maturities of three months or less, together with accrued interest.

g)  Marketable Securities and Investments

    Marketable securities and investments are recorded at cost and are valued at the lower of cost or market value at each balance date.

h)  Property and Equipment

    Property and equipment consist of furniture and office equipment and are recorded at cost and amortized over their estimated useful lives on a declining-balance basis at annual rates of 10% to 20%.

i)  Oil and Gas Properties

    The Company follows the full cost method of accounting for oil and gas operations whereby all costs associated with the acquisition, exploration and development of oil and gas reserves are capitalized in cost centers on a country-by-country basis. Such costs include property acquisition costs, geological and geophysical studies, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, and overhead expenses directly related to these activities.

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i)  Oil and Gas Properties (continued)

    Depletion is calculated for producing properties by using the unit-of-production method based on proved reserves, before royalties, as determined by management of the Company or independent consultants. Sales or dispositions of oil and gas properties are credited to the respective cost centers and a gain or loss is recognized when all properties in a cost center have been disposed of, unless such sale or disposition significantly alters the relationship between capitalized costs and proved reserves of oil and gas attributable to the cost center. Costs of abandoned oil and gas properties are accounted for as adjustments of capitalized costs and written off to expense.

    A ceiling test is applied to each cost center by comparing the net capitalized costs to the present value of the estimated future net revenues from production of proved reserves discounted by 10%, net of the effects of future costs to develop and produce the proved reserves, plus the costs of unproved properties net of impairment, and less the effects of income taxes. Any excess capitalized costs are written off to expense. The calculation of future net revenues is based upon prices, costs and regulations in effect at each year end.

    Unproved properties are assessed for impairment on an annual basis by applying factors that rely on historical experience. In general, the Company may write-off any unproved property under one or more of the following conditions:

    (i)   there are no firm plans for further drilling on the unproved property;
    (ii)  negative results were obtained from studies of the unproved property;
    (iii) negative results were obtained from studies conducted in the vicinity of the unproved property; or
    (iv) the remaining term of the unproved property does not allow sufficient time for further studies or drilling.

j)  Income Taxes

    The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, all expected future events other than enactment of changes in the tax laws or rates are considered.

NOTE 3 - LOAN RECEIVABLE FROM RELATED PARTY

As at December 31, 2000 the Company was owed Nil (December 31, 1999:$1,062,211) including interest of Nil (December 31, 1999: $18,051) by Trans-Orient Petroleum Ltd. ("Trans-Orient") for payments relating to oil and gas exploration on behalf of Trans-Orient. This amount was unsecured with no fixed terms of repayment and accrued interest on a monthly basis at the average three-month bankers' acceptance rate plus 3%. The loan was repaid as part of the consideration provided to Trans-Orient for the transfer of properties detailed in Note 8.

Refer to Note 8

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 4 - MARKETABLE SECURITIES

Marketable securities comprised: Nil shares (December 31, 1999: 517,020 shares) of Trans-Orient Petroleum Ltd. ("Trans-Orient") acquired at a cost of Nil (December 31, 1999: $383,075) and recorded at an estimated market value of Nil (December 31, 1999: $222,319).

The marketable securities were included as part of the consideration provided to Trans-Orient for the transfer of properties detailed in Note 8.

Refer to Note 8


NOTE 5 - INVESTMENTS

Investments comprised: Nil shares (December 31, 1999: 1,800,000 shares) of AMG Oil Ltd. ("AMG") acquired at a cost of Nil (December 31, 1999: $650,000) and Nil shares (December 31, 1999: 600,000 shares) of Gondwana Energy, Ltd. acquired at a cost of Nil (December 31, 1999: $20,000), recorded at estimated market values of Nil (December 31, 1999: $720,000) and Nil (December 31, 1999: $20,000),
respectively.

As at December 31, 1999, the Company held an option to purchase a further 200,000 shares of AMG at a price of $0.50 per share expiring on December 31, 2000. The investments (including the options in AMG) were included as part of the consideration provided to Trans-Orient Petroleum Ltd. for the transfer of properties detailed in Note 8.

Refer to Note 8


NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment are comprised as follows:

                                                     2000               1999
                                                  ----------         ----------
Furniture and office equipment                    $  305,317         $  263,868

Accumulated amortization                            (180,482)          (119,907)
                                                  ----------         ----------

                                                  $  124,835         $  143,961
                                                  ==========         ==========

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 7 - OIL AND GAS PROPERTIES

Oil and gas properties are comprised as follows:

                                        Net Book         Acquisition of        Additions/           Depletion/       Net Book
                                        Value at        Properties from       (Recoveries)          Write Downs      Value at
                                       December 31,       Trans-Orient         During the           During the      December 31,
                                          1999           Petroleum Ltd            Year                  Year           2000
                                                            (Note 8)
                                     ----------------------------------------------------------------------------------------------
Proved:
New Zealand
   PMP 38148 - Ngatoro Oil Field     $      374,417     $         -        $        87,667     $      (112,332)     $       349,752
                                     ----------------------------------------------------------------------------------------------

Total Proved                                374,417               -                 87,667            (112,332)             349,752
                                     ----------------------------------------------------------------------------------------------

Unproved:
New Zealand
   PEP 38256 - Exploration                   46,590             50,153               1,609                -                  98,352
   PEP 38328 - Exploration                  721,729            774,183             408,848          (1,282,740)             622,020
   PEP 38330 - Exploration                  211,179               -                 39,893                -                 251,072
   PEP 38332 - Exploration                  238,412            120,898             477,559            (425,235)             411,634
   PEP 38335 - Exploration                   10,808            118,076              40,352                -                 169,236
   PEP 38339 - Exploration                   39,697             42,568              20,971            (103,236)                -
   PEP 38716 - Exploration                  412,323               -                 43,983                -                 456,306
   PEP 38720 - Exploration                  547,149            554,902              61,568                -               1,163,619
   PEP 38723 - Exploration                   22,427             22,910              45,176                -                  90,513
   PEP 38736 - Exploration                   28,428               -                122,716                -                 151,144
   New licenses                               2,702              3,242               8,130             (14,024)                  50
Australia
   AC/P 19 - Exploration                    290,106               -                105,888                -                 395,994
   AC/P 31 - Exploration                      9,489               -                   -                   -                   9,489
   AC/P 26 - Exploration                       -               144,084              96,867                -                 240,951
   ZOCA 96-16 - Exploration                    -               603,767              (4,822)           (357,509)             241,436
Papua New Guinea
   PPL 192 - Exploration                    528,504            250,506              93,651                -                 872,661
   PPL 215 - Exploration                    172,264            187,548              35,153                -                 394,965
   PPL 157- Exploration                        -             1,224,522              28,522            (535,821)             717,223
   PPL 213 - Exploration                       -                  -                  1,940              (1,940)                -
People's Republic of China
   Nanling-Wuwei Blocks                        -                  -                  5,420              (5,420)                -
Foreign Exchange Translation Effect            -                19,283             (19,283)               -                    -
                                     ----------------------------------------------------------------------------------------------

Total Unproved                            3,281,807          4,116,642           1,614,141          (2,725,925)           6,286,665
                                     ----------------------------------------------------------------------------------------------
                                     $    3,656,224     $    4,116,642     $     1,701,808     $    (2,838,257)     $     6,636,417
                                     ==============================================================================================

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 7 - OIL AND GAS PROPERTIES (continued)

NEW ZEALAND

Unless otherwise indicated, petroleum exploration permits granted in New Zealand provide for the exclusive right to explore for petroleum for an initial term of five years, renewable for a further five years over one-half of the original area. The participants can apply for extensions or reductions of the committed work programs for the permits under certain circumstances. Any production permits granted will be for a term of up to 40 years from the date of issue.
The New Zealand government has reserved a royalty of the greater of 5% of net sales revenue or 20% of accounting profits from the sale of petroleum products.

a)  PMP 38148 Ngatoro Oil Field

    The Company has a 5% participating interest in Petroleum Mining Permit 38148, which includes seven producing oil and/or gas wells in the Ngatoro Oil Field. The New Zealand government has reserved a royalty of the greater of 5% of net sales revenue or 20% of accounting profits from the sale of petroleum products amounting to $23,962 for the 2000 fiscal year (1999 fiscal year: $15,248).

    At December 31, 2000, PMP 38148 is in good standing with respect to its work commitments and does not require the Company to incur minimum exploration expenditures for the 2001 fiscal year.

    Refer to Note 14

b)  PEP 38256

    The Company has a 20% participating interest in, and is the operator of, Petroleum Exploration Permit 38256 ("PEP 38256") which was granted on August 25, 1997. One-half of the original area was relinquished on August 25, 2000 in addition to the area which would normally be required to be relinquished upon renewal of PEP 38256. The other participants of PEP 38256 are: AMG Oil Ltd. (52.5%), Orion New Zealand Ltd (10%), Durum Cons. Energy Corp (10%) and Magellan Petroleum Ltd (7.5%).

    By an agreement dated June 25, 1998, AMG Oil Ltd. ("AMG") acquired a right to earn up to an 80% participating interest in PEP 38256 from Trans-Orient Petroleum Ltd. ("Trans-Orient") and the Company. In December 1998, AMG earned a 30% participating interest in PEP 38256 by funding all of the costs of acquiring, processing and interpreting 200 kilometers of seismic data. The Company received a 35% participating interest in the permit under the purchase from Trans-Orient detailed in Note 8. AMG earned the right to an additional 50% participating interest by funding all of the costs of drilling two exploration wells, Ealing-1 and Arcadia-1, in October and November 2000. AMG subsequently farmed out certain interests to Orion, Durum and Magellan upon their contributing to the costs of the two wells.

    The Company and the other participants have completed the work program required for the entire first five year term.

    At December 31, 2000, PEP 38256 is in good standing with respect to its work commitments and does not require the Company to incur minimum exploration expenditures for the 2001 fiscal year.

    Refer to Note 8
================================================================================

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 7 - OIL AND GAS PROPERTIES (continued)

c)  PEP 38328

    The Company has a 62.5% participating interest in, and is the operator of, Petroleum Exploration Permit 38328 ("PEP 38328") which was granted on June 19, 1996. The other participant of PEP 38328 is Origin Energy Resources Limited - formerly Boral Limited - (37.5%). The Company received a 22.5% participating interest in the permit under the purchase from Trans-Orient detailed in Note 8.

    The Company and the other participant have completed the work program required for the first five years that included drilling the Kereru-1 and Whakatu-1 exploration wells. PEP 38328 requires the participants to submit an acceptable work programme for the second five year term prior to June 19, 2001, or surrender the permit.

    At December 31, 2000, PEP 38328 is in good standing with respect to its work commitments and does not require the Company to incur minimum exploration expenditures for the 2001 fiscal year.

    Refer to Note 8

d)  PEP 38330

    The Company has a 39.3% participating interest in, and is the operator of, Petroleum Exploration Permit 38330 ("PEP 38330") which was granted on July 1, 1996. The other participants of PEP 38330 are Pan Continental Petroleum N.L. (38.2%) and Origin Energy Resources Limited ("Origin") - formerly Boral Limited - (22.5%).

    In January 2000, Origin earned a 17.5% participating interest by funding the costs of acquiring, processing and interpreting approximately 45 km of seismic in the permit. By agreements effective December 31, 2000, Norwest Energy N.L. assigned its interest to Pan Continental Petroleum N.L., and Mosaic Oil N.L. assigned its interest to the Company and the remaining participants for no consideration.

    The Company and the other participants have completed the work program required for the first four and half years. PEP 38330 requires the participants to complete the remaining work program to drill an exploration well by July 1, 2001, or surrender the permit.

    At December 31, 2000, PEP 38330 is in good standing with respect to its work commitments. The Company's share of work commitments for the 2001 fiscal year requires an estimated $150,000 of exploration expenditures to be incurred.

    Refer to Note 14

e)  PEP 38332

    The Company has a 62.5% participating interest in, and is the operator of, Petroleum Exploration Permit 38332 ("PEP 38332") which was granted on June 24, 1997. The other participant of PEP 38332 is Origin Energy Resources Limited - formerly Boral Limited - (37.5%). The Company received a 20% participating interest in the permit under the purchase from Trans-Orient detailed in Note 8.

================================================================================

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 7 - OIL AND GAS PROPERTIES (continued)

e)  PEP 38332 (continued)

    The Company and the other participant have completed the work program required for the first five year term.

    At December 31, 2000, PEP 38332 is in good standing with respect to its work commitments and does not require the Company to incur minimum exploration expenditures for the 2001 fiscal year.

    Refer to Note 8

f)  PEP 38335

    The Company has a 25% participating interest in Petroleum Exploration Permit 38335 ("PEP 38335") which was granted on November 29, 1998. The other participants of PEP 38335 are Westech Energy Corporation (35%), as the operator, Orion New Zealand Ltd (35%) and Everest Energy Inc. (5%). The Company received a 15% participating interest in the permit under the purchase from Trans-Orient detailed in Note 8.

    The Company and the other participants have completed the work program for the first year including acquiring, processing and interpreting 20 kilometers of seismic data. The Company and the other participants are also required to complete the work program originally due by November 29, 2000 and extended to March 29, 2001 to drill one exploration well. Additionally, PEP 38335 requires the participants to complete the remaining work program that includes the following:

    (i) prior to March 29, 2001, either commit to complete the next stage of the work program detailed below in (ii) or surrender the permit; and
    (ii) prior to November 29, 2001, evaluate the results of the exploration well drilled during the second year and either commit to a satisfactory work program for the remainder of the permit term or surrender the permit.

    At December 31, 2000, PEP 38335 is in good standing with respect to its work commitments. The Company's share of work commitments for the 2001 fiscal year requires an estimated $440,000 of exploration expenditures to be incurred.

    Refer to Note 8

g)  PEP 38339

    The Company has a 100% participating interest in, and is the operator of, Petroleum Exploration Permit 38339 ("PEP 38339") which was granted on November 26, 1998. The Company received a 50% participating interest in the permit under the purchase from Trans-Orient detailed in Note 8.

    The Company has completed the work program required to February 26, 2000.

================================================================================

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 7 - OIL AND GAS PROPERTIES (continued)

g)  PEP 38339 (continued)

    As at December 31, 2000, the Company decided to relinquish PEP 38339 prior to incurring any further significant expenditures. Accordingly the Company has written off all costs associated with the permit in these financial statements and no further expenditure will be incurred.

    Refer to Note 8

h)  PEP 38716

    The Company has a 23.8% participating interest in Petroleum Exploration Permit 38716 ("PEP 38716") which was granted on January 30, 1996. The other participants of PEP 38716 are Marabella Enterprises Ltd. (29.6%), as the operator, Australian Worldwide Exploration N.L. (25%), Antrim Oil and Gas Limited (7.5%), Swift Energy International Inc. (7.5%) and Euro-Pacific Energy Pty. Ltd. (6.6%).

    In December 1999, Durum Cons. Energy Corp. relinquished its 4% participating interest in PEP 38716 in favor of the Company for no consideration.

    By an agreement effective July 30, 1998 with Antrim Oil and Gas Limited ("Antrim"), the Company and one other participant agreed to assign a 15% participating interest in PEP 38716 to Antrim for a total amount of $450,000. The Company received $150,000 for assigning a 5% participating interest in PEP 38716 to Antrim.

    The Company and the other participants have completed the work program required to January 30, 2001 that included drilling the Huinga-1 exploration well.

    A work program has been submitted for approval for the second five year term of PEP 38716 from January 30, 2001 over 50% of the original area.

    At December 31, 2000, PEP 38716 is in good standing with respect to its work commitments and does not require the Company to incur minimum exploration expenditures for the 2001 fiscal year.

    Refer to Note 8

i)  PEP 38720

    The Company has a 100% participating interest in, and is the operator of, Petroleum Exploration Permit 38720 ("PEP 38720") which was granted on September 2, 1996. The Company received a 50% participating interest in the permit under the purchase from Trans-Orient detailed in Note 8.

    The Company has completed the work program required for the first four years that included drilling the Clematis-1 exploration well. A work program has been submitted for approval for the remaining term of PEP 38720 which expires on September 2, 2001 unless renewed.

    At December 31, 2000, PEP 38720 is in good standing with respect to its work commitments and does not require the Company to incur minimum exploration expenditures for the 2001 fiscal year.

    Refer to Note 8

================================================================================

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 7 - OIL AND GAS PROPERTIES (continued)

j)  PEP 38723

    The Company has an 80% participating interest in, and is the operator of, Petroleum Exploration Permit 38723 ("PEP 38723") which was granted on October 30, 1997. The other participant of PEP 38723 is Gondwana Energy, Ltd. (20%). The Company received a 40% participating interest in the permit under the purchase from Trans-Orient detailed in Note 8.

    The Company and the other participant have completed the work program required to April 30, 2000, including acquiring, processing and interpreting eight kilometers of seismic data. PEP 38723 requires the participants to complete the remaining work program that includes drilling an exploration well by October 30, 2000, extended to January 31, 2001 or surrender the permit.

    At December 31, 2000, PEP 38723 is in good standing with respect to its work commitments. The Company's share of work commitments for the 2001 fiscal year requires an estimated $555,000 of exploration expenditures to be incurred. These expenditures will be fully met by Texas Petroleum Investment Company ("TPIC"), under the terms of a farmin agreement, outlined in Note 14.

    Refer to Notes 8 and 14

k)  PEP 38736

    The Company has a 100% participating interest in Petroleum Exploration Permit 38736 ("PEP 38736") which was granted on July 14, 1999. The Company received a 50% participating interest in the permit under the purchase from Trans-Orient detailed in Note 8.

    The Company has completed the work program required to January 14, 2002, including acquiring, processing and interpreting eight kilometers of seismic data. PEP 38736 requires the Company to complete a work program that includes the following:

    (i) prior to January 14, 2002, either commit to complete the next stage of the work program detailed below in (ii) or surrender the permit; and
    (ii) prior to July 14, 2002, drill one exploration well and either commit to a satisfactory work program for the remainder of the permit term or surrender the permit.

    At December 31, 2000, PEP 38736 is in good standing with respect to its work commitments and does not require the Company to incur minimum exploration expenditures for the 2001 fiscal year.

AUSTRALIA

Unless otherwise indicated, offshore exploration permits granted in Australia provide for the exclusive right to explore for petroleum for an initial term of six years, renewable for an unlimited number of five-year terms over one-half of the remaining area at each renewal. The participants can apply for extensions or reductions of the committed work programs for the permits under certain circumstances. Any production permits granted will be for a term of 21 years from the date of issue, renewable for a further 21 years. In addition to general Australian taxation provisions, most offshore permits, including all of the Company's Australian permits, are subject to Petroleum Resource Rent Taxation at the rate of 40% on a project's net income after deduction of allowable project and exploration expenditures, with undeducted exploration

================================================================================

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 7 - OIL AND GAS PROPERTIES (continued)

expenditures compounded forward at the Long-term Bank Rate ("LTBR") plus 15% and project expenditures at LTBR plus 5%.

l)  AC/P19

    The Company has a 65% participating interest in, and is the operator of, Ashmore-Cartier Permit 19 ("AC/P19") which was granted on May 30, 1997. The other participant of AC/P19 is Mosaic Oil N.L. (35%). AC/P19 is subject to a maximum 5% carried interest to the original participants, convertible to an equivalent participating interest upon commencement of production through the reimbursement of past costs payable out of 50% of net production revenue.

    The Company and the other participant have completed the work program required for the first three years. AC/P19 requires the participants to complete the remaining work program that includes the following:
    (i) prior to May 30, 2001, acquire, process and interpret additional seismic data;
    (ii)   prior to May 30, 2002, drill one exploration well; and
    (iii)  prior to May 30, 2003, reinterpret and evaluate results.

    The participants have the right to withdraw from AC/P19 at the end of each year's work program starting in the third year.

    At December 31, 2000, AC/P19 is in good standing with respect to its work commitments. The Company's share of work commitments for the 2001 fiscal year requires an estimated $50,000 of exploration expenditures to be incurred.

m)  AC/P31

    The Company acquired a 65% participating interest in, and is the operator of, Ashmore-Cartier Permit 31 ("AC/P31") which was granted on September 12, 1999. The other participant of AC/P31 is Mosaic Oil N.L. (35%).

    The Company and the other participant have completed the work program required for the first year. AC/P31 requires the participants to complete the remaining work program that includes the following:
    (i)    prior to September 12, 2001, reprocess 30 kilometers of seismic data;
    (ii) prior to September 12, 2002, acquire, process and interpret 20 kilometers of seismic data;
    (iii) prior to September 12, 2003, acquire, process and interpret 20 kilometers of seismic data;
    (iv)   prior to September 12, 2004, reinterpret and evaluate seismic data;
           and
    (v)    prior to September 12, 2005, drill one exploration well.

    The participants have the right to withdraw from AC/P31 at the end of each year's work program starting in the third year.

    At December 31, 2000, AC/P31 is in good standing with respect to its work commitments. The Company's share of work commitments for the 2001 fiscal year requires an estimated $25,000 of exploration expenditures to be incurred.

================================================================================

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 7 - OIL AND GAS PROPERTIES (continued)

n)  AC/P 26

    The Company received a 35% participating interest in Ashmore-Cartier Permit 26 ("AC/P26"), which commenced on February 26, 1998, under the purchase from Trans-Orient detailed in Note 8. The other participants in AC/P26 are Mosiac Oil N.L., as operator (35%) and West Oil N.L. (30%). AC/P26 is subject to a maximum 5% carried interest to the original participants, convertible to an equivalent participating interest upon commencement of production through the reimbursement of past costs payable out of 50% of net production revenue.

    The Company and the other participants have completed the work program required for the first two years. The remaining work program requires the participants to complete the following:
    (i)    prior to February 25, 2001, drill one exploration well;
    (ii) prior to February 25, 2002, complete a work program which includes acquiring the balance of 3D seismic data from the Onnia Survey or acquire 100 kilometers of new 3D seismic data, or surrender the permit;
    (iii) prior to February 25, 2003, complete a work program which includes interpreting seismic data to define prospects, or surrender the permit; and
    (iv) prior to February 25, 2004, drill a second exploration well, or surrender the permit.

    At December 31, 2000, AC/P26 is in good standing with respect to its work commitments. The Company's share of the committed work program for the 2001 fiscal year requires an estimated $1,445,000 of exploration expenditures to be incurred.

    Refer to Note 8

o)  ZOCA 96-16

    The Company received a 10% participating interest in the Zone of Cooperation Area 96-16 ("ZOCA 96-16") which commenced on November 14, 1996, under the purchase from Trans-Orient detailed in Note 8. ZOCA 96-16 grants the exclusive right to explore for petroleum for an initial term of six years, renewable for a further four years. The participants have relinquished 25% of the original permit area at the end of the third year and are required to relinquish a further 25% of the original permit area at the end of the sixth year, with the remaining area relinquished in its entirety by the end of the tenth year. ZOCA 96-16 is subject to an annual contract service fee of US$125,000 and production sharing with the Australia-Indonesia Joint Authority. For the first five years of production, the Joint Authority is entitled to 50% to 70% of the initial 10% of gross production, and of the initial 20% of gross production for each year thereafter. Any excess production, after deduction of allowable operating costs and investment credits of 127% of exploration expenditures, is shared with the Joint Authority at rates of 50% to 70%. In addition, any taxable income from the area is also subject to a combined tax regime, with an effective corporate tax rate of 42%. The other participants in ZOCA 96-16 are Phillips Petroleum Ltd (66%), as operator, Norwest Energy N.L., (14%) and West Oil N.L. (10%).

    The Company and its co-participants have completed the work program required for the four years. The requirements of the remaining work program are as follows:

================================================================================

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 7 - OIL AND GAS PROPERTIES (continued)

o)  ZOCA 96-16 (continued)

    (i) prior to November 14, 2001, complete a work program which includes seismic data review, or surrender the permit;
    (ii) prior to November 14, 2002, complete a work program which includes seismic data review, or surrender the permit.

    At December 31, 2000, ZOCA 96-16 is in good standing with respect to its work commitments. The Company's share of the committed work program for the 2001 fiscal year requires an estimated $15,000 of exploration expenditures to be incurred.

    Refer to Note 8

PAPUA NEW GUINEA

Petroleum prospecting licenses granted in Papua New Guinea provide for the exclusive right to explore for petroleum for an initial term of six years, renewable for a further five years over one-half of the original area, and the right to enter into a Petroleum Agreement upon a discovery. The Petroleum Agreement provides the right to produce any oil and gas discovered for a period of up to 30 years from discovery, subject to a maximum 22.5% participating interest that can be acquired by the Government of Papua New Guinea and a 2% participating interest that can be acquired by local landowners. The participants can apply for extensions or reductions of the committed work programs for the licenses under certain circumstances.

p)  PPL 192

    The Company has a 60% participating interest in, and is the operator of, Petroleum Prospecting License No. 192 ("PPL 192") which was granted on January 28, 1997. The other participants of PPL 192 are Durum Cons. Energy Corp. (20%) and Mosaic Oil N.L. (20%).

    The Company and the other participants have completed the work program required for the first three years. PPL 192 requires the participants to complete the remaining work program that includes the following:
    (i) prior to January 28, 2001, drill one exploration well. In addition, the participants must commit to a minimum work program prior to November 28, 2000 for the fifth and sixth years, or surrender the permit;
    (ii) prior to January 28, 2002, acquire, process and interpret 400 kilometers of seismic data or equivalent 3D seismic data; and
    (iii)  prior to January 28, 2003, drill a second exploration well.

    At December 31, 2000, PPL 192 is in good standing with respect to its work commitments. The Company's share of work commitments for the 2001 fiscal year requires an estimated $3,000,000 of exploration expenditures to be incurred.

    Refer to Notes 8 and 14

================================================================================

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 7 - OIL AND GAS PROPERTIES (continued)

q)  PPL 215

    The Company acquired an 80% participating interest in, and is the operator of, Petroleum Prospecting License No. 215 ("PPL 215") which was granted on May 6, 1999. The other participant of PPL 215 is Mosaic Oil N.L. (20%).

    PPL 215 requires the participants to complete a work program that includes the following:

    (i) prior to May 7, 2001, reprocess 200 kilometers of seismic data. In addition, the participants must commit to a minimum work program prior to March 7, 2001 for the third and fourth years, or surrender the permit;
    (ii) prior to May 7, 2003, acquire, process and interpret 100 kilometers of seismic data. In addition, the participants must commit to a minimum work program prior to March 7, 2003 for the fifth and sixth years, or surrender the permit; and
    (iii)  prior to May 7, 2005, drill one exploration well.

    At December 31, 2000, PPL 215 is in good standing with respect to its work and does not require the Company to incur minimum exploration expenditures for the 2001 fiscal year.

    Refer to Note 8

r)  PPL 157

    The Company acquired a 7.5% participating interest in Petroleum Prospecting License No. 157 ("PPL 157") which commenced on June 2, 1993, by purchasing Trans-Orient Petroleum (PNG) Ltd in the transaction detailed in Note 8. The other participants in PPL 157 are Santos Ltd. (35.25%), as the operator, Omega Oil N.L. (15%), Carnarvon Petroleum N.L. (15%), Bligh Oil & Minerals N.L. (7.25%) and SPI Ltd. (20%).

    By a farmout agreement dated August 3, 1998, Trans-Orient acquired its 7.5% participating interest in PPL 157 from Santos Ltd. by funding 10% of the costs of drilling the Stanley-1 exploration well.

    The Company and the other participants made applications for an extension license over 50% of the original permit area of PPL 157 and two retention licenses over the Ketu/Elevala and Stanley prospects. The two retention licenses were granted on February 15, 2000 and September 27, 2000 respectively.

    At December 31, 2000, PPL 157 is in good standing with respect to its work commitments and does not require the Company to incur minimum exploration expenditures for the 2001 fiscal year.

    Refer to Note 8

================================================================================

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 7 - OIL AND GAS PROPERTIES (continued)

s)  PPL 213

    The Company acquired a 5% participating interest in Petroleum Prospecting License No. 213 ("PPL 213") which commenced on February 11, 1999, by purchasing Trans-Orient Petroleum (PNG) Ltd in the transaction detailed in
    Note 8. The other participants in PPL 213 are Santos Ltd. (35%), as the operator, Woodside Petroleum Ltd. (25%), First Australian Resources N.L. (8.67%), Bligh Oil & Minerals N.L. (7.5%), Sun Resources N.L. (6.46%), Lakes Oil N.L. (5%), Victoria Petroleum N.L. (4.91%) and Kestrel Energy, Inc. (2.46%).

    By a farmout agreement dated January 11, 1999, Trans-Orient acquired a 5% participating interest in PPL 213 by funding 8.45% of the costs of drilling the Tumuli-1 exploration well to a maximum of $929,500.

    The Company and the other participants have completed the work program required for the first two years by drilling the Tumuli-1 exploration well and completing various technical studies.

    All participants have agreed to relinquish PPL 213, and an application, by those participants, has been submitted for a new license covering an area including part of the PPL 213 area. Accordingly the Company has written off all the costs associated with the license and no further expenditures are required under the license.

    Refer to Note 8


PEOPLE'S REPUBLIC OF CHINA

t)  Nanling-Wuwei Blocks

    By a Joint Study Agreement dated March 18, 1996 with China National Oil and Gas Exploration and Development Corp. ("CNODC"), the Company acquired a 50% participating interest to study the Nanling and Wuwei Blocks ("the Blocks"). The other participant in the Blocks was Moondance Energy Limited (50%).

    The Company had an exclusive right to obtain partners to enter into a Production Sharing Contract which expired in July 1999. Accordingly, the Company has written off the Blocks in its entirety.

================================================================================

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 8 - RELATED PARTY TRANSACTIONS

a)  Purchase of Oil & Gas Properties from Trans-Orient Petroleum Limited

    By a letter of intent dated January 30, 2000 and under an effective date of January 1, 2000 between Trans-Orient Petroleum Ltd. ("Trans-Orient") and the Company, the Company agreed to acquire all of Trans-Orient's onshore and offshore oil and gas interests located in New Zealand, Australia and Papua New Guinea at a purchase price of $4,097,360, representing an aggregate 20% premium of the total book value of the interests. At the request of the boards of directors of both Trans-Orient and the Company, an independent party reviewed the proposed transaction and determined that the transaction was fair to both companies. As part of the transaction, the loan receivable from Trans-Orient to the Company was offset against the purchase price.

    The Company issued 4,184,224 units of the Company to Trans-Orient at a deemed value of $0.50 per unit for a total value of $2,092,112. Each unit consists of one common share of the Company, one Series A warrant and one Series B warrant. Each Series A warrant is exercisable to purchase one common share at a price of $0.50 during the first year and thereafter at a price of $0.75 during the second year. Each Series B warrant will, upon a commercial discovery on any one of the oil and gas interests in the transaction, replace each Series A warrant exercised and is exercisable to purchase one common share at a price of $1.50 until expiry during the first two years. Additionally, the Company provided Trans-Orient with anti-dilution protection for a period of one year from the closing date (March 31, 2000) if the aggregate amount raised was greater than $500,000 and the average price is less than $0.50 per share or unit.

    The Company provided Trans-Orient additional consideration for the transaction, as follows:

    (i) 1,800,000 common shares of AMG Oil Ltd. ("AMG Oil") acquired at a cost of $650,000 and valued at $720,000 for the transaction, including the option to purchase a further 200,000 shares of AMG Oil at a price of $0.50 per share expiring on December 31, 2000;
    (ii) 600,000 shares of Gondwana Energy, Ltd. acquired at a cost of and valued at $20,000 for the transaction;
    (iii) 517,020 shares of Trans-Orient Petroleum Ltd. acquired at a cost of $383,075 and valued at $222,319 for the transaction; and
    (iv) gross overriding royalties, valued at $1 for the transaction, on all oil and gas interests purchased from Trans-Orient ranging from 1% to 5%.

At an extraordinary general meeting held on May 23, 2000, this transaction was approved by the shareholders of Trans-Orient and completed.

The Company purchased the following Trans-Orient subsidiaries as part of the transaction: Trans-Orient Petroleum (PNG) Limited, Trans-Orient Petroleum (Aust) Pty Limited and its wholly-owned subsidiary ZOCA 96-16 Pty Limited.

================================================================================

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 8 - RELATED PARTY TRANSACTIONS (continued)

The following is a summary of the oil and gas interests purchased in the transaction:

                                    Interest            Agreed       GORR on
                                  Purchased at          Transfer     Interest
Permit                              January 1,         Value of       Due to
Description                           2000            Properties    Trans-Orient
                      ----------------------------------------------------------
Unproved:
New Zealand
   PEP 38256                           35%          $      50,153     2%
   PEP 38328                           22.5%              774,183     2%(A)/(B)
   PEP 38332                           20%                120,898     2%
   PEP 38335                           15%                118,076     2%
   PEP 38339                           50%                 42,568     2%
   PEP 38720                           50%                554,902     2%
   PEP 38723                           40%                 22,910     2%
   New Ventures                                             3,242
Australia
   AC/P 26                             30%                144,084     1%
   ZOCA 96-16                          10%                603,767     1%
Papua New Guinea
   PPL 157                              7.5%            1,224,522     1%
   PPL 192                             20%                250,506     1%
   PPL 213                              5%                   -        1%
   PPL 215                             40%                187,548     1%
                                                    -------------
                                                    $   4,097,359
                                                    =============

Notes:

    (A) A 2% GORR applies over PEP 38328 unless a discovery is made on a well drilled within one kilometer of the Whakatu-1 well in which case a 5% GORR would apply.
    (B)  The value of the GORR of $1 has been applied to PEP38328.

b)  Prepaid Expenses

    The Company had in its prepaid expenses Nil (December 31, 1999: $41,571) relating to general and administrative expenses to DLJ Management Corp., a wholly-owned subsidiary of a company having directors, officers and/or principal shareholders in common with the Company.

c)  Loan Receivable from Related Party

    The Company was owed Nil (December 31, 1999: $1,062,211) by Trans-Orient Petroleum Ltd., a company having directors, officers and/or principal shareholders in common with the Company.

================================================================================

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 8 - RELATED PARTY TRANSACTIONS (continued)

    Refer to Note 3 and 8 a)

d)  Marketable Securities and Investments

    Marketable securities and investments held at December 31, 1999 consisted entirely of common shares of companies having directors, officers and/or principal shareholders in common with the Company. These companies are Trans-Orient Petroleum Limited, AMG Oil Ltd and Gondwana Energy, Ltd.

    Refer to Notes 4 and 5

e)  Due from Related Parties

    At December 31, 2000, the Company is owed $79,838 (December 31, 1999:
    $62,667) by certain public companies with directors, officers and/or principal shareholders in common with the Company. This amount is unsecured, non-interest bearing and has no fixed terms of repayment.

f)  Oil and Gas Properties

    Certain participants of oil and gas properties have directors, officers and/ or principal shareholders in common with the Company. These participants are AMG Oil Ltd., Durum Cons. Energy Corp. and Gondwana Energy, Ltd.

    Refer to Note 7

g)  Other

    During the 2000 fiscal year, the Company incurred $81,275 (1999 fiscal year
    - $60,899, 1998 fiscal year - $57,123) in consulting fees and $23,439 (1999 fiscal year - $27,177, 1998 fiscal year - $19,480) in rent to the President of the Company.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

a)  Work Commitments

    The Company participates in oil and gas exploration and development joint operations with third and related parties and is contractually committed under agreements to complete certain exploration programs. The Company's management estimates that the total commitments under various agreements is approximately $5,680,000 of which an unrelated third party participant which has farmed into PEP 38723 is to contribute approximately $555,000.

b)  Political Risks

    Papua New Guinea is subject to political uncertainty and instability and the Company faces a number of risks and uncertainties which may adversely impact on its ability to pursue its exploration and development activities.

================================================================================

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 9 - COMMITMENTS AND CONTINGENCIES (continued)

c)  Environmental Laws and Regulations

    The Company is not aware of any events of noncompliance in its operations with any environmental laws or regulations nor of any potentially material contingencies related to environmental issues. However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company.


NOTE 10 - COMMON STOCK

a)  Authorized and Issued Share Capital

    The authorized share capital of the Company is 100,000,000 shares of common stock without par value.

                                                      Number
    Issued and fully paid:                           of Shares       Amount
                                                    -----------    -------------
    Balance at December 31, 1998                     28,262,398    $  17,386,253

    Issued during the 1999 fiscal year                     -                -
                                                    -----------    -------------

    Balance at December 31, 1999                     28,262,398    $  17,386,253

    Issued during the 2000 fiscal year:
    Issued pursuant to property purchase
      from Trans-Orient                               4,184,224        2,092,112
                                                    -----------    -------------

    Balance at December 31, 2000                     32,446,622    $  19,478,365
                                                    ===========    =============

    Refer to Note 15

b)  Incentive Stock Options

    The following stock options are outstanding at December 31, 2000:

                      Number            Price           Expiry
                   of Shares          per Share          Date
                  ------------      -------------   ---------------
                   2,000,000          $0.60          July 6, 2005
                   3,668,000          $0.50          July 6, 2005
                  ------------
                   5,668,000
                  ============

================================================================================

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 10 - COMMON STOCK (continued)

    During the 2000 fiscal year, previously granted stock options to purchase 1,950,000 shares at a price of $0.90 per share expired without exercise. During the 2000 fiscal year, the Company granted stock options to purchase 3,668,000 shares exercisable at a price of $0.50 per share until July 6, 2005, which vest over a period of 4 years, and stock options to purchase 2,000,000 shares exercisable at a price of $0.60 per share until July 6, 2005, which are non-vesting.

    During the 1999 fiscal year, previously granted stock options to purchase 50,000 shares at a price of $2.50 per share, 6,000 shares at a price of $3.00 per share and 10,000 shares at a price of $3.125 per share expired without exercise. No stock options were granted or amended by the Company during the 1999 fiscal year.

c)  Share Purchase Warrants

    The following share purchase warrants to purchase shares of the Company are outstanding at December 31, 2000:

                      Number            Price           Expiry
                   of Shares          per Share          Date
                  ------------      -------------   ---------------
                  Warrants:
                     950,000          $0.40          May 27, 2001
                   1,000,000          $0.40          July 3, 2001
            Series A Warrants:
                   4,184,224          $0.50 (1)      March 29, 2001
                                      $0.75 (1)      March 29, 2002
                  ------------
                   6,134,224
                  ============

(1) Upon a commercial discovery in one of the properties received in the purchase from Trans-Orient Petroleum Limited, detailed in Note 8, for each Series A warrant exercised a Series B warrant will be issued exercisable at a price of $1.50 per share for a period of one year from the issuance date, but no later than March 29, 2003.

During the 2000 fiscal year, previously issued share purchase warrants to purchase 950,000 shares exercisable at a price of $0.90 per share until May 27, 2000 were amended to 950,000 shares exercisable at a price of $0.40 per share until May 27, 2001. Additionally, previously issued share purchase warrants to purchase 1,000,000 shares exercisable at a price of $0.90 per share until July 3, 2000 were amended to 1,000,000 shares exercisable at a price of $0.40 per share until July 3, 2001. During the 2000 fiscal year the Company issued Series A share purchase warrants to purchase 4,184,224 shares exercisable at a price of $0.50 per share until March 29, 2001, and thereafter at a price of $0.75 per share until March 29, 2002, pursuant to the asset purchase from Trans-Orient Petroleum Limited detailed in Note 8.

================================================================================

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 10 - COMMON STOCK (continued)

    During the 1999 fiscal year, previously issued share purchase warrants to purchase 950,000 shares exercisable at a price of Cdn$3.485 per share until May 27, 1999 were amended to 950,000 shares exercisable at a price of $0.90 per share until May 27, 2000. Additionally, previously issued share purchase warrants to purchase 1,000,000 shares exercisable at a price of $2.00 per share until July 3, 1999 and thereafter at a price of $2.10 per share until July 3, 2000 were amended to 1,000,000 shares exercisable at a price of $0.90 per share until July 3, 2000.

d)  Escrow Shares

    During the 1998 fiscal year, 1,406,250 shares at a price of Cdn$0.00333 per share, subject to escrow restrictions, were cancelled. To replace these cancelled escrow shares, 1,406,250 shares at a price of Cdn$0.01 per share were issued by private placements.


NOTE 11 - LOSS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations for the 2000, 1999 and 1998 fiscal years:

                                        2000            1999            1998
                                    -----------     -----------     -----------

Numerator, net loss for the year    $(2,871,035)    $(1,181,258)    $(1,008,688)
                                    -----------     -----------     -----------

Denominator:
Weighted-average number of shares    30,800,370      28,262,398      28,262,398
                                    -----------     -----------     -----------

Basic and diluted loss per share    $     (0.09)    $     (0.04)    $     (0.04)
                                    ===========     ===========     ===========

Due to net losses incurred for the 2000, 1999 and 1998 fiscal years, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive.


NOTE 12 - INCOME TAXES

There are no income taxes payable for the 2000 and 1999 fiscal years. At December 31, 2000, the Company has approximately Cdn$1.63 million (December 31, 1999 - Cdn$1.61 million) of resource and other unused tax pools to offset future taxable income derived in Canada. Additionally, the Company has non-capital losses of approximately Cdn$1.55 million (December 31, 1999 - Cdn$1.26 million) available for future deductions from taxable income derived in Canada, which expire as follows:

================================================================================

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 12 - INCOME TAXES (continued)

                              2000     Cdn$    10,071
                              2001             52,731
                              2002            251,664
                              2003            662,559
                              2004               -
                              2005            153,875
                              2006            131,714
                              2007            286,535
                                   ------------------
                                       Cdn $1,549,149
                                   ==================

Significant components of the Company's deferred tax assets are comprised of the following at December 31, 2000 calculated at 44.12% (December 31, 1999: 44.12%):

    December 31,                                        2000          1999
    ----------------------------------------------------------------------------

    Resource and other unused tax pools           $     719,454   $     711,601
    Net operating loss carry-forwards                   683,485         557,065
                                                  -------------   -------------

                                                      1,402,939       1,268,666
    Valuation allowance                              (1,402,939)     (1,268,666)
                                                  -------------   -------------

                                                  $      -        $         -
                                                  =============   =============

A valuation allowance has been established, and accordingly, no benefit has been recognized for the Company's net operating losses and deferred tax assets. The Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded. These factors include the Company's current history of net losses and the expected near-term future losses. The Company will continue to assess the realizability of the deferred tax assets based on actual and forecasted operating results.

The Company also has losses and deductions of approximately NZ$19.82 million (December 31, 1999: NZ$9.79 million) available to offset future taxable income derived in New Zealand, Australia and Papua New Guinea.


NOTE 13 - COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year's presentation.


================================================================================

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 14 - SUBSEQUENT EVENTS

a)  PMP 38148

    In February 2001 the Company drilled the Goldie-1 exploration well in PMP 38148, as a sole risk operation. The Company funded 100% of the costs of the well and will receive 100% of the revenues from the well, subject to a buy back option available to the other participants. The other participants are entitled to "buy back" into their interest share of revenues by either:
    (i) paying the Company their share of the sole risk well costs up front and receipt by the Company of revenues equal to 6 times the cost of the well; or
    (ii) receipt by the Company of revenues equal to 15 times the cost of the well.

    The Goldie-1 well was completed and put onto production test in March 2001, and at March 22, 2001 was producing at a rate of approximately 580 barrels of oil per day. The Company is entitled to the entire revenue from the sale of the oil from the well.

b)  PEP 38330

    Mosaic Oil NL withdrew from PEP38330 effective December 31, 2000, and by a deed of assignment dated March 16, 2001 assigned their interest to the remaining participants. Effective January 1, 2001 the participants in PEP 38330 will be: the Company (39.3%), Pan Continental Oil NL (38.2%) and Origin Energy Resources Ltd (22.5%).

c)  PEP 38723

    The participants of PEP 38723 committed to drill one exploration well prior to January 31, 2001. This was fulfilled by the drilling of Ratapiko-1.

    By an agreement dated October 9, 2000 between Texas Petroleum Investment Company ("TPIC") and the Company, TPIC funded the drilling of the above well and will fund a second exploration well in the permit to earn a 55% participating interest in the permit. Upon TPIC fulfilling their obligations under the agreement, the participants in PEP 38723 will be: the Company (36%), TPIC (55%) and Gondwana Energy, Ltd (9%).

d)  AC/P 26

    The Company and the other participants had not commenced drilling a well in the permit by the time of this report, March 23, 2001, and negotiations with the Department of Mines and Energy of Northern Territory, Australia, for a variation to the permit work program were ongoing.

================================================================================

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 14 - SUBSEQUENT EVENTS (continued)

e)  PPL 192

    On January 31, 2001, the Department of Petroleum and Energy in Papua New Guinea granted the Company and the other participants of PPL 192 a variation to the remaining work program on the licence. PPL 192 now requires the participants to complete the following remaining work program:

    (i) prior to January 28, 2002, drill one exploration well, and commit to the minimum work program for the sixth year, or surrender the permit;
    (ii) prior to January 28, 2003, acquire, process and interpret 400 kilometers of seismic data or equivalent 3D seismic data; and
    (iii) if applying for an extension for a second 5 year term, prior to January 28, 2003, commence drilling a second exploration well;
    at a total cost of not less than $10,000,000.


NOTE 15 - DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which conform in all material respects with United States generally accepted accounting principles ("U.S. GAAP") except for the following differences:

CONSOLIDATED BALANCE SHEETS
---------------------------

a)  Assets

    i)    Marketable Securities

          Under Canadian GAAP, the Company's marketable equity securities are valued at the lower of cost or market value.

          Under U.S. GAAP, the Company's marketable equity securities are classified as available-for-sale securities and reported at market value, with unrealized gains and losses included as a component of comprehensive income.

================================================================================

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 15 - DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)


a)  Assets

    i)    Marketable Securities (continued)

          December 31,                                    2000          1999
          ----------------------------------------------------------------------

          Marketable Securities under Canadian GAAP     $      -    $   222,319

          Adjustment required under U.S. GAAP                  -       (311,800)
          Cumulative historical adjustments to date            -        311,800
                                                        ----------- -----------
          Marketable Securities under U.S. GAAP         $      -    $   222,319
                                                        =========== ===========

          Total current assets under US GAAP as at December 31, 2000 and 1999 are $3,226,174 and $6,408,980 respectively.

    ii)   Investments

          Under Canadian GAAP, the Company's long-term investments are reported at cost or, for other than a temporary decline from cost, market value. Under U.S. GAAP, the Company's long-term investments are classified as available-for-sale securities and reported at market value, with unrealized gains and losses included as a component of comprehensive income.

          December 31,                                    2000          1999
          ----------------------------------------------------------------------

          Investments under Canadian GAAP               $      -    $   670,000

          Adjustment required under U.S. GAAP                  -     (1,180,000)
          Cumulative historical adjustments to date            -      1,250,000
                                                        ----------- -----------

          Investments under U.S. GAAP                   $      -    $   740,000
                                                        =========== ===========

          Total assets under US GAAP as at December 31, 2000 and 1999 are $9,987,426 and $10,949,165, respectively.

================================================================================

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 15 - DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

b)  Stockholders' Equity

    i)    Common Stock

          Under U.S. GAAP, compensation cost must be considered for all stock options granted requiring the Company to utilize both the intrinsic value-based and the fair value based methods of accounting and reporting stock-based compensation. Under Canadian GAAP, no such cost is recognized.

          The Company, if required to report under US GAAP, would elect to apply Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees ("APB 25") to account for all stock options granted. Further, Statement of Financial Accounting Standards No. 123: Accounting for Stock-Based Compensation ("SFAS 123") requires additional disclosure to reflect the results of the Company had it elected to follow SFAS 123. SFAS 123 requires a fair value based method of accounting for stock options using the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options and require the input of and are highly sensitive to subjective assumptions including the expected stock price volatility. Stock options granted by the Company have characteristics significantly different from those of traded options. In the opinion of management, the existing model does not provide a reliable single measure of the fair value of stock options granted by the Company.

          Under APB 25, compensation cost must be recognized for all compensatory stock options granted whenever the market price of the Company's shares on the date of grant exceeds the exercise price.

          December 31,                                    2000          1999
          ----------------------------------------------------------------------

          Common stock under Canadian GAAP              $19,478,365 $17,386,253

          Accrued compensation from stock options
           granted or amended during the year               440,000        -
          Compensation recovery from cancellation
           of previously issued stock options              (125,000)     (8,125)
          Cumulative historical adjustments to date         859,614     867,739
                                                        ----------- -----------

          Common stock under U.S. GAAP                  $20,652,979 $18,245,867

================================================================================

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 15 - DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

          In accordance with SFAS 123, the following is a summary of the changes in the Company's stock options for the 2000, 1999 and 1998 fiscal years:

    December 31,                                  2000                            1999                            1998
    ----------------------------------------------------------------------------------------------------------------------------
                                                     Weighted                        Weighted                        Weighted
                                                      Average                         Average                         Average
                                        Number       Exercise           Number       Exercise            Number      Exercise
    Fixed options                     of Shares        Price           of Shares       Price           of Shares       Price
                                  -------------------------------  -------------------------------  -------------------------------
     Balance at beginning of year     1,000,000         $ 2.50        1,066,000         $ 2.51         2,098,000       $ 2.50
     Granted                          5,668,000           0.54             -              -                 -            -
     Exercised                             -              -                -              -                 -            -
     Expired/cancelled               (1,000,000)          2.50          (66,000)          2.64        (1,032,000)        2.50
                                     ----------         ------        ---------         ------        ----------       ------

     Outstanding and exercisable
      at end of year                  5,668,000         $ 0.54        1,000,000         $ 2.50         1,066,000       $ 2.51
                                     ==========         ======        =========         ======        ==========       ======

     Weighted-average fair
      Value of options granted
      During the year                                   $ 0.77                          $ -                            $ -
                                                        ======                          ======                         ======

          There were no stock options granted during the 1999 and 1998 fiscal years thus no weighted-average fair values have been assigned. For the 2000 fiscal year, the weighted-average fair value for stock options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 6.16%; volatility factors of the expected market price of the Company's common stock of 229%; option lives of 5 years; and no expected dividends.

          The following is a summary of the Company's net loss and basic and diluted loss per share as reported and pro forma as if the fair value based method of accounting defined in SFAS 123 had been applied for the 2000, 1999 and 1998 fiscal years:

    December 31,                                  2000                            1999                            1998
    ----------------------------------------------------------------------------------------------------------------------------
                                            As             Pro              As             Pro             As             Pro
                                         Reported         Forma          Reported         Forma         Reported         Forma
                                  -------------------------------  -------------------------------  -------------------------------

     Net loss for the year           $(3,186,035)    $(3,086,035)    $(1,173,133)    $(1,090,738)    $  (879,688)    $(1,008,688)
                                     ===========     ===========     ===========     ===========     ===========     ===========
     Basic and diluted
       Loss per share                $     (0.10)    $     (0.10)    $     (0.04)    $     (0.04)    $     (0.03)    $     (0.04)
                                     ===========     ===========     ===========     ===========     ===========     ===========

================================================================================

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 15 - DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

    ii)   Accumulated Deficit

          The effects of Note 15(b)i) on accumulated deficit are as follows:

          December 31,                                  2000          1999
          ----------------------------------------------------------------------

          Accumulated deficit under Canadian GAAP    $ (9,656,106) $ (6,785,071)

          Adjustment required under US GAAP:
           For compensation recovery on cancellation
              of previously issued stock options          125,000         8,125
           For stock options issued during the year      (440,000)         -

          Cumulative historical adjustments
              Required under US GAAP                     (859,614)     (867,739)
                                                     ------------  ------------

          Accumulated deficit under U.S. GAAP        $(10,830,720) $ (7,644,685)
                                                     ============  ============

    iii)  Cumulative Comprehensive Adjustment

          Under U.S. GAAP, the components of other comprehensive income (loss) are required to be reported as part of the basic financial statements. Under Canadian GAAP, no such requirement exists.

          The effects of Note 15(a) on cumulative comprehensive adjustment are as follows:

          December 31,                                  2000          1999
          ----------------------------------------------------------------------

          Cumulative comprehensive adjustment
              Under Canadian GAAP                    $       -     $       -

          Adjustments required under US GAAP              (70,000)   (1,491,800)

          Cumulative historical adjustments
              Required under US GAAP                       70,000     1,561,800
                                                     ------------  ------------

          Cumulative comprehensive adjustment
              Under U.S. GAAP                        $       -     $     70,000
                                                     ============  ============

          As a result of these adjustments under US GAAP, total stockholders' equity as at December 31, 2000 and 1999 are $ 9,822,259 and $10,671,182, respectively.

================================================================================

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 15 - DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
-------------------------------------------------

c)  Net Loss for the Year

    The following are the effects of Note 15 (b) on Net Loss for the 2000, 1999 and 1998 fiscal years:

    December 31,                                       2000          1999         1998
    ---------------------------------------------------------------------------------------
    Net loss for the year under Canadian GAAP     $(2,871,035)  $(1,181,258)  $(1,008,688)

    Compensation (expense) / recovery, from:
      previously issued stock options expired         125,000         8,125       129,000
      stock options issued during the year           (440,000)         -             -
                                                  ---------------------------------------
    Net loss for the year U.S. GAAP               $(3,186,035)  $(1,173,133)  $  (879,688)

    Other comprehensive income/(loss)
      under US GAAP                                   (70,000)   (1,491,800)    1,474,233
                                                  ---------------------------------------

    Net comprehensive income/(loss) for the year
      under U.S. GAAP                             $(3,256,035)  $(2,664,933)  $   594,545
                                                  =======================================

d)  Loss per Share

    Under U.S. GAAP, shares held in escrow are excluded from the calculation of the eighted-average number of shares outstanding until such shares are released for trading. Under Canadian GAAP, shares held in escrow are included in the calculation of loss per share.

    The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations for the 2000, 1999 and 1998 fiscal years:

================================================================================

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 15 - DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

    December 31,                                       2000          1999         1998
    ---------------------------------------------------------------------------------------
    Numerator, net loss for the year
      under US GAAP                               $(3,186,035)  $(1,173,133)  $  (879,688)

    Denominator:
      Weighted average number of shares
       under Canadian GAAP                         30,800,370    28,262,398    28,262,398
      Adjustment required under US GAAP                  -             -         (400,685)
                                                  ---------------------------------------
    Weighted average number of shares
       under US GAAP                               30,800,370    28,262,398    27,861,713
                                                  ---------------------------------------

    Basic and diluted loss per share
       under U.S. GAAP                            $     (0.10)  $     (0.04)  $     (0.03)
                                                  =======================================

    Due to net losses incurred for the 2000, 1999 and 1998 fiscal years, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive.

CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------

e)  Operating Activities

    The following are the effects of the adjustments required to reconcile from Canadian to U.S. GAAP for the 2000, 1999 and 1998 fiscal years:

    December 31,                                       2000          1999         1998
    ---------------------------------------------------------------------------------------
    Net loss for the year under US GAAP           $(3,186,035)  $(1,173,133)  $  (879,688)

    Compensation expense / (recovery), from:
      previously issued stock options expired        (125,000)       (8,125)     (129,000)
      stock options issued during the year            440,000          -             -
    Other components of operating activities
      which are similar under US and
      Canadian GAAP                                 2,638,809     1,338,060     1,164,137
                                                  ---------------------------------------

    Net cash provided by / (used in)
      operating activities under U.S. GAAP        $ (232,226)  $    156,802   $   155,449
                                                  =======================================

================================================================================

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 15 - DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)


CONSOLIDATED SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES
-------------------------------------------------------------

f)  General and Administrative Expenses

    The following are the effects of Note 15(b) on general and administrative expenses for the 2000, 1999 and 1998 fiscal years:


    December 31,                                       2000          1999         1998
    ---------------------------------------------------------------------------------------
    General and administrative expenses
      under Canadian GAAP                         $   743,600   $   540,622   $   692,480
    Compensation expense / (recovery), from:
      previously issued stock options expired        (125,000)       (8,125)     (129,000)
      stock options issued during the year            440,000          -             -
                                                  ---------------------------------------

    General and administrative expenses
      under U.S. GAAP                             $ 1,058,600   $   532,497   $   563,480
                                                  =======================================

================================================================================

ITEM 18.     FINANCIAL STATEMENTS

Not Applicable



ITEM 19.     EXHIBITS

EXHIBITS AND REPORTS ON FORM 8K

All schedules are omitted because they are not applicable or the required information is included in the financial statements or notes thereto.

B.     Reports on Form 8-K

10 Asset Purchase Agreement between the Registrant and Trans-Orient Petroleum Ltd. [1]


C.     Index to Exhibits

       The following Exhibits are incorporated by reference:

--------------------------------------------------------------------------------
Exhibit Reference  Exhibit Description                               Page Number
--------------------------------------------------------------------------------
3.5/3.8            Articles of Association for the Registrant [2]         N/A
--------------------------------------------------------------------------------
4.1                BC Form 20 - Issue of Stock Options -                   89
                   dated July 20, 2000
--------------------------------------------------------------------------------
4.2                Stock Option Agreement with David Bennett               93
                   for Non-vesting options, July 6, 2000
--------------------------------------------------------------------------------
4.3                Stock Option Agreement with Alex Guidi for             100
                   Non-vesting options, dated July 6, 2000
--------------------------------------------------------------------------------
4.4                Stock Option Agreement with David McDonald             106
                   for Vesting options, dated July 6, 2000
                   (Form of agreement for all vesting options
                   granted to other named directors and officers)
--------------------------------------------------------------------------------
8                  List of Subsidiaries of the Registrant                 113
--------------------------------------------------------------------------------
10                 Asset Purchase Agreement between the Registrant        N/A
                   and Trans-Orient Petroleum Ltd. [1]
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

        Exhibit Number     Document Description


[1] herein incorporated by reference as previously included in our Form 8-K filed on April 13, 2000.

[2] herein incorporated by reference as previously included in our Form 10-K for the Year Ended December 31, 1997 filed on April 8, 1998.

This is the form required under section 139 of the Securities Regulation and, if applicable, by an order issued under section 76 of the Securities Act.

                                      FORM 20

                                   Securities Act
                           Notice of Exempt Distribution

Report of a distribution of a security under section 74(2)(1) to (5), (8) to
(10), 11(i), (14), (16)(i), (18), (19) or (23) to (26) of the Securities Act,
S.B.C. 1996, c. 418, or section 128(a), (b), (c) or (e) to (h) of the Securities Rules, B.C. Reg. 194/97 or, if applicable, by an order issued under section 76 of the Securities Act.

1. Name, address and telephone number of the Issuer of the security distributed:

       INDO-PACIFIC ENERGY LTD.
       Suite 1200, 1090 West Pender Street
       Vancouver, BC  V6E 2N7
       (604) 682-6496

2. State whether the Issuer is or is not an exchange issuer (i.e. listed on the Vancouver Stock Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada):

       The Issuer is not an exchange issuer.

3.     Describe the type of security and the aggregate number distributed:

       Issuance of stock options to directors, officers and employees of the Company to acquire up to 3,668,000 common shares of the Company at an exercise price of US$0.50 per share and 2,000,000 common shares of the Company at an exercise price of US$0.60 per share.

4.     Date of the distribution(s) of the security:

       July 6, 2000

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number under which the distribution(s) of the security was made:

       Section 74(2)(9) of the Act

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section:

(a)

                                         Number of           Price           Total       Section of
Full Name and Residential               Securities          Per Share       Purchase      Act/Rules
Address of Purchaser                     Purchased                           Price
David Bennett                         1,500,000              US$0.50          N/A        s. 74(2)(9)
736 Makara Road
Makara, Wellington, New Zealand

Alex Guidi                            1,000,000              US$0.50          N/A        s. 74(2)(9)
3516 Athalmer Road
Kelowna, BC  V1Y 9M8

Ron Bertuzzi                            200,000              US$0.50          N/A        s. 74(2)(9)
4489 Angus Drive
Vancouver, BC  V6J 4J2

Brad Holland                            200,000              US$0.50          N/A        s. 74(2)(9)
P.O. Box 2314
Dhahran, Saudi Arabia  31311

David McDonald                          200,000              US$0.50          N/A        s. 74(2)(9)
65 Riverview Gardens
26 Lower River Terrace
South Brisbane, Qld. Australia 4101

Jenni Lean                             120,000               US$0.50          N/A        s. 74(2)(9)
736 Makara Road
Makara, Wellington, New Zealand

John Burt                               64,000               US$0.50          N/A        s. 74(2)(9)
c/o 284 Karori Road
Karori, Wellington, New Zealand

Peter Rantucci                          40,000               US$0.50          N/A        s. 74(2)(9)
#403 - 3083 W. 4th Ave.
Vancouver, BC  V6K 1R5

Mark Katsumata                          40,000               US$0.50          N/A        s. 74(2)(9)
15755 - 92B Avenue
Surrey, BC  V4N 3B2

Dave Stephens                           40,000               US$0.50          N/A        s. 74(2)(9)
c/o Suite 1200, 1090 West Pender
Vancouver, BC  V6E 2N7

Garth Johnson                           24,000               US$0.50          N/A        s. 74(2)(9)
1724 Ocean Park Road
Surrey, BC  V4A 3L9

Ronda Travers                           16,000               US$0.50          N/A        s. 74(2)(9)
#307 - 125 West 5th Street
North Vancouver, BC  V7M 1J6

Brian Tycho                             16,000               US$0.50          N/A        s. 74(2)(9)
8626 Saffron Place
Burnaby, BC  V5A 4H9

Gary Saik                               16,000               US$0.50          N/A        s. 74(2)(9)
1001-1415 West Georgia St.
Vancouver, BC  V6G 3C8

                                         Number of           Price           Total       Section of
Full Name and Residential               Securities          Per Share       Purchase      Act/Rules
Address of Purchaser                     Purchased                           Price
Bruce Morris                            48,000               US$0.50          N/A        s. 74(2)(9)
c/o 284 Karori Road
Karori, Wellington, New Zealand

Carey Mills                             48,000               US$0.50          N/A        s. 74(2)(9)
c/o 284 Karori Road
Karori, Wellington, New Zealand

Scott Langdale                          16,000               US$0.50          N/A        s. 74(2)(9)
c/o 284 Karori Road
Karori, Wellington, New Zealand

Ralph Warlich                           16,000               US$0.50          N/A        s. 74(2)(9)
c/o 284 Karori Road
Karori, Wellington, New Zealand

Philip Cridge                           16,000               US$0.50          N/A        s. 74(2)(9)
c/o 284 Karori Road
Karori, Wellington, New Zealand

Keren Witt                              16,000               US$0.50          N/A        s. 74(2)(9)
c/o 284 Karori Road
Karori, Wellington, New Zealand

Geoff Lean                              32,000               US$0.50          N/A        s. 74(2)(9)
c/o 284 Karori Road
Karori, Wellington, New Zealand

David Bennett                        1,000,000               US$0.60          N/A        s. 74(2)(9)
736 Makara Road
Makara, Wellington, New Zealand

Alex Guidi                           1,000,000               US$0.60          N/A        s. 74(2)(9)
3516 Athalmer Road
Kelowna, BC  V1Y 9M8

      (b) The Issuer has prepared and certified a list of purchasers comprising the information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value of the securities distributed by the Issuer to purchasers resident in British Columbia in respect of which this report is filed:

    N/A

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid:

    N/A

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security:

    N/A

10. If the distribution of the security was made under section 128(h) of the Rules, state:

    (a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security:

         N/A; and

    (b) the total dollar value of all securities of the Issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security:

         N/A

The undersigned hereby certifies that the statements made in this report are true and correct.


DATED at Vancouver, British Columbia this 21th day of July, 2000.


                                         INDO-PACIFIC ENERGY LTD.
                                         ---------------------------------------
                                         Name of Issuer


                                         ---------------------------------------
                                         Signature of authorized signatory

                                         Mark Katsumata,.Corporate Secretary
                                         ---------------------------------------
                                         Name and office of authorized signatory



IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER (1)
    THE U.S. SECURITIES ACT OF 1933, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER, OR (2) ANY APPLICABLE CANADIAN LAWS, AND MAY NEITHER BE OFFERED OR SOLD WITHIN THE UNITED STATES (AS DEFINED IN REGULATION S) OR TO OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS (AS DEFINED IN REGULATION S), EXCEPT PURSUANT TO REGISTRATION UNDER THE 1933 ACT OR AN EXEMPTION THEREFROM NOR FOR THE BENEFIT OF A CANADIAN RESIDENT EXCEPT IN COMPLIANCE WITH APPLICABLE CANADIAN LAWS.

THIS STOCK OPTION AGREEMENT is made as of the 6th day of July, 2000.

BETWEEN:

         Indo-Pacific Energy Ltd., a body corporate duly incorporated pursuant to the laws of the Yukon Territory, Canada and having its head office at Suite 1200, 1090 West Pender Street, Vancouver, B.C., Canada V6E 2N7

         (the "Company")

                                                               OF THE FIRST PART

AND:

         David Bennett,
         736 Makara Rd
         Wellington
         New Zealand


         (the "Optionee")

                                                              OF THE SECOND PART


          WHEREAS the Company wishes to encourage the best efforts of the Optionee and to recognize the Optionee's efforts by granting to the Optionee an option to purchase shares in the capital stock of the Company (the "Option").

          WHEREAS the option hereunder is being granted pursuant to exemptions from registration afforded by Regulation S ("Regulation S") as promulgated by the United States Securities and Exchange Commission ("SEC"), under the United States Securities Act of 1933, as amended and regulations thereto (the "1933 Act"), and under the British Columbia Securities Act and rules and regulations thereto (the "B.C. Act") (the 1933 Act and the B.C. Act are collectively referred to herein as the "Securities Laws").

          NOW THEREFORE in consideration of the mutual covenants and agreements herein, the parties agree as follows:

Interpretation
--------------

1. For the purposes of clauses 2 and 3 of this Agreement, all references to the "Company" will, unless the context otherwise requires, include all subsidiaries of the Company.

2. For the purposes of this Agreement, a Management Company Employee means an individual employed by another individual or a company ("Person") providing services to the Company, which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a Person engaged in investor relations activities.

Representations and Warranties of the Optionee
----------------------------------------------

3. The Optionee represents and warrants that the Optionee is one or more of the following (any of which are referred to herein as a "Qualifying Relationship"):

    (a) a director (including directors of subsidiaries of the Company), senior officer (as that term is defined in the B.C. Act), or Management Company Employee of the Company;

    (b) an employee of the Company, or a corporation providing services to the Company, by meeting the criteria of one of the following categories:

        i) an individual who is considered an employee under the relevant Income Tax Act (i.e. for whom the equivalent Australian, New Zealand or Papua New Guinean type of income tax, employment insurance and CPP deductions must be made at source)
        ii) an individual who works full-time for the Company providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source;
        iii) an individual who works for the Company on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source.
    (c) an individual (or a company wholly-owned by Individuals) who is a Consultant of the Company that, in relation to the Company:

        i) provides ongoing consulting services to the Company or an affiliate of the Company under written contract to the Company;

        ii) possesses technical, business or management expertise of value to the Company or an affiliate of the Company;

        iii) spends a significant amount of time and attention on the business and affairs of the Company or an affiliate of the Company; and

        iv) has a relationship with the Company or an affiliate of the Company that enables the individual to be knowledgeable about the business and affairs of the Company.

4. The Optionee represents and warrants that the Optionee is not a U.S. Person (as defined in the attached Schedule "A"), and the grant of the Option hereunder was not made to the Optionee while present in the United States.

5.  If the Optionee is a corporation, the Optionee represents and warrants that:

    (a) the Optionee is wholly-owned by individuals in a Qualifying Relationship with the Company; and

    (b) the execution of this Agreement and all related documents by the Optionee have been duly authorized, and the Optionee has the full power and capacity to enter into this Agreement.

Grant of Option
---------------

6. The Company hereby grants to the Optionee the Option to purchase all or any portion of 1,000,000 fully paid common shares (the "Optioned Shares") of the Company from treasury, exercisable at the price of US$0.60 per share (the "Exercise Price"), on or before July 6, 2005 (the "Expiry Date").

7. The Option is exercisable by notice in writing to the Company Secretary accompanied by a certified cheque or equivalent form of guaranteed payment in favour of the Company for the full amount of the purchase price of the shares being then purchased at least 24 hours in advance of the termination or expiry of the Option. When due notice and payment are received, the Company covenants and agrees to issue and deliver to the Optionee share certificates or equivalent type of proof of ownership in the name of the Optionee for the number of shares so purchased.

8. This is an option agreement only and does not impose upon the Optionee any obligation to take up and pay for any of the Optioned Shares.

Restrictions on Transfer of Option and Shares
---------------------------------------------

9. The Option will not be transferable or assignable by the Optionee otherwise than by will or the law of intestacy and the Option may be exercised during the lifetime of the Optionee only by the Optionee.

10. The Optionee acknowledges and agrees that the Optioned Shares will be subject to the following resale restrictions and conditions:

    (a) Prior to the expiration of 40 days following the exercise of the Option hereunder, the Optionee may not offer, transfer or sell the Optioned Shares to a U.S. Person, or a person in the United States; and

    (b) The Optioned Shares may not be resold to a resident of any Province of Canada, other than a resident of British Columbia, except in accordance with an exemption from the registration and prospectus requirements under the securities laws and regulations applicable in such Province;

    and if the undersigned is a resident of a jurisdiction other than the province of British Columbia, Canada, the Optioned Shares may also be subject to additional hold periods.

11. If the Optionee should die while a Director, Senior Officer or employee of the Company, the Option may then be exercised by the legal heirs or personal representatives of the Optionee, to the same extent as if the Optionee were alive and a Director, Senior Officer or employee of the Company for a period not exceeding the earlier of 6 months after the death of the Optionee, or the Expiry Date but only for such shares as the Optionee was entitled to at the date of the death of the Optionee.

Termination and Expiry of Option
--------------------------------

12. Subject to paragraphs 11 and 13 hereof, the Option will terminate on the earlier of 45 days after the Optionee ceases to be in a Qualifying Relationship with the Company, and the Expiry Date.

13. If the Optionee's Qualifying Relationship to the Company is terminated by the Directors for cause, or terminated by regulatory sanction or by reason of judicial order, the Option will immediately expire. The Optionee acknowledges that the Company is under no obligation to provide advance notice of the termination of the Option.

Adjustment
----------

14. In the event of any subdivision, consolidation or other change in the share capital of the Company while any portion of the Option is outstanding, the number of shares under option to the Optionee and the price thereof will be adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Company. For greater certainty, upon a consolidation of capital of the Company, the number of Optioned Shares will be reduced by dividing the number of outstanding Optioned Shares by the consolidation ratio, and multiplying the Exercise Price by the consolidation ratio.

Covenants of the Company and Optionee
-------------------------------------

15. The Optionee covenants and agrees to complete, execute and deliver to the Company such documents as may be necessary to carry out the intent of this Agreement.

16. The Optionee covenants and agrees not to exercise the Option hereunder if at the time of exercise the Optionee is a U.S. Person (as defined in the attached Schedule "A") or the Optionee is present in the United States, unless a legal opinion satisfactory to the Company has been delivered to the Company confirming compliance by the Optionee with state and federal securities laws and regulations in connection with the exercise of the Option.

17. The Company hereby covenants and agrees that it will reserve in its treasury sufficient shares to permit the issuance and allotment of shares to the Optionee in the event the Option is exercised.

18. The Optionee covenants and agrees to sign and be bound by all documents required in connection with an application for listing on any stock exchange or trading facility, including any amendments to this Option Agreement required in order for the Company to comply with or otherwise meet listing requirements of any such stock exchange or trading facility, provided that the Company will use reasonable efforts to preserve the terms of this agreement.

General Provisions
------------------

19. Time will be of the essence of this Agreement.

20. This Agreement will enure to the benefit of or be binding upon the Company, its successors and assigns and the Optionee and the Optionee's personal representatives to the extent provided in clauses 9 and 11.

21. This Agreement may be executed in counterparts which may be delivered by facsimile. Each executed counterpart shall be deemed to be an original and all such counterparts when read together constitute one and the same instrument.

     IN WITNESS WHEREOF the parties have hereunto caused these presents to be executed as of the day and year first above written.

Signed for an on behalf of Indo-Pacific Energy Ltd.  )
by its duly authorized attorney:                     )
                                                     )
                                                     )
-----------------------------------                  )
Authorized Signatory                                 )
                                                     )
                                                     )
                                                     )
                                                     )
                                                     )

SIGNED, SEALED AND DELIVERED in the presence of:     )
                                                     )
                                                     )
-----------------------------------                  )
Name                                                 )     ---------------------
                                                     )     DAVID BENNETT
-----------------------------------                  )
Address                                              )
                                                     )
-----------------------------------                  )
                                                     )

                                           Schedule "A"

Definitions of U.S. person.

(1)  "U.S. person" means:
     (i)    Any natural person resident in the United States;
     (ii) Any partnership or corporation organized or incorporated under the laws of the United States;
     (iii)  Any estate of which any executor or administrator is a U.S. person;
     (iv)   Any trust of which any trustee is a U.S. person;
     (v)    Any agency or branch of a foreign entity located in the United
            States;
     (vi) Any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person;
     (vii) Any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States; and
     (viii) Any partnership or corporation if:

           (A) Organized or incorporated under the laws of any foreign jurisdiction; and
           (B) Formed by a U.S. person principally for the purpose of investing in securities not registered under the '33 Act, unless it is organized or incorporated, and owned, by accredited investors (as defined in Rule 501(a) promulgated under the '33 Act) who are not natural persons, estates or trusts.
(2)  The following are not "U.S. persons":
     (i) Any discretionary account or similar account (other than an estate or trust) held for the benefit or account of a non-U.S. person by a dealer or other professional fiduciary organized, incorporated, or (if an individual) resident in the United States;
     (ii) Any estate of which any professional fiduciary acting as executor or administrator is a U.S. person if:
            (A) An executor or administrator of the estate who is not a U.S.
                person has sole or shared investment discretion with respect to the assets of the estate; and
            (B) The estate is governed by foreign law;
     (iii) Any trust of which any professional fiduciary acting as trustee is a U.S. person, if a trustee who is not a U.S. person has sole or shared investment discretion with respect to the trust assets, and no beneficiary of the trust (and no settlor if the trust is revocable) is a U.S. person;
     (iv) An employee benefit plan established and administered in accordance with the law of a country other than the United States and customary practices and documentation of such country;
     (v) Any agency or branch of a U.S. person located outside the United States if:
            (A) The agency or branch operates for valid business reasons; and
            (B) The agency or branch is engaged in the business of insurance or banking and is subject to substantive insurance or banking regulation, respectively, in the jurisdiction where located; and
     (vi) The International Monetary Fund, the International Bank for Reconstruction and Development, the Inter-American Development Bank, the Asian Development Bank, the African Development Bank, the United Nations, and their agencies, affiliates and pension plans, and any other similar international organizations, their agencies, affiliates and pension plans.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER (1)
    THE U.S. SECURITIES ACT OF 1933, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER, OR (2) ANY APPLICABLE CANADIAN LAWS, AND MAY NEITHER BE OFFERED OR SOLD WITHIN THE UNITED STATES (AS DEFINED IN REGULATION S) OR TO OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS (AS DEFINED IN REGULATION S), EXCEPT PURSUANT TO REGISTRATION UNDER THE 1933 ACT OR AN EXEMPTION THEREFROM NOR FOR THE BENEFIT OF A CANADIAN RESIDENT EXCEPT IN COMPLIANCE WITH APPLICABLE CANADIAN LAWS.

THIS STOCK OPTION AGREEMENT is made as of the 6th day of July, 2000.

BETWEEN:

         Indo-Pacific Energy Ltd., a body corporate duly incorporated pursuant to the laws of the Yukon Territory, Canada and having its head office at Suite 1200, 1090 West Pender Street, Vancouver, B.C., Canada V6E 2N7

         (the "Company")

                                                               OF THE FIRST PART

AND:

         Alex Guidi, c/o #1200 - 1090 West Pender Street,
         Vancouver, British Columbia, V6E 2N7


         (the "Optionee")

                                                              OF THE SECOND PART


          WHEREAS the Company wishes to encourage the best efforts of the Optionee and to recognize the Optionee's efforts by granting to the Optionee an option to purchase shares in the capital stock of the Company (the "Option").

          WHEREAS the option hereunder is being granted pursuant to exemptions from registration afforded by Regulation S ("Regulation S") as promulgated by the United States Securities and Exchange Commission ("SEC"), under the United States Securities Act of 1933, as amended and regulations thereto (the "1933 Act"), and under the British Columbia Securities Act and rules and regulations thereto (the "B.C. Act") (the 1933 Act and the B.C. Act are collectively referred to herein as the "Securities Laws").

          NOW THEREFORE in consideration of the mutual covenants and agreements herein, the parties agree as follows:

Interpretation
--------------

1. For the purposes of clauses 2 and 3 of this Agreement, all references to the "Company" will, unless the context otherwise requires, include all subsidiaries of the Company.

2. For the purposes of this Agreement, a Management Company Employee means an individual employed by another individual or a company ("Person") providing services to the Company, which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a Person engaged in investor relations activities.

Representations and Warranties of the Optionee
----------------------------------------------

3. The Optionee represents and warrants that the Optionee is one or more of the following (any of which are referred to herein as a "Qualifying Relationship"):

    (a) a director (including directors of subsidiaries of the Company), senior officer (as that term is defined in the B.C. Act), or Management Company Employee of the Company;

    (b) an employee of the Company, or a corporation providing services to the Company, by meeting the criteria of one of the following categories:

        i) an individual who is considered an employee under the relevant Income Tax Act (i.e. for whom the equivalent Australian, New Zealand or Papua New Guinean type of income tax, employment insurance and CPP deductions must be made at source)

        ii) an individual who works full-time for the Company providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source;

        iii) an individual who works for the Company on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source.

    (c) an individual (or a company wholly-owned by Individuals) who is a Consultant of the Company that, in relation to the Company:

        i) provides ongoing consulting services to the Company or an affiliate of the Company under written contract to the Company;

        ii) possesses technical, business or management expertise of value to the Company or an affiliate of the Company;

        iii) spends a significant amount of time and attention on the business and affairs of the Company or an affiliate of the Company; and

        iv) has a relationship with the Company or an affiliate of the Company that enables the individual to be knowledgeable about the business and affairs of the Company.

4. The Optionee represents and warrants that the Optionee is not a U.S. Person (as defined in the attached Schedule "A"), and the grant of the Option hereunder was not made to the Optionee while present in the United States.

5.  If the Optionee is a corporation, the Optionee represents and warrants that:

    (a) the Optionee is wholly-owned by individuals in a Qualifying Relationship with the Company; and

    (b) the execution of this Agreement and all related documents by the Optionee have been duly authorized, and the Optionee has the full power and capacity to enter into this Agreement.

Grant of Option
---------------

6. The Company hereby grants to the Optionee the Option to purchase all or any portion of 1,000,000 fully paid common shares (the "Optioned Shares") of the Company from treasury, exercisable at the price of US$0.60 per share (the "Exercise Price"), on or before July 6, 2005 (the "Expiry Date").

7. The Option is exercisable by notice in writing to the Company Secretary accompanied by a certified cheque or equivalent form of guaranteed payment in favour of the Company for the full amount of the purchase price of the shares being then purchased at least 24 hours in advance of the termination or expiry of the Option. When due notice and payment are received, the Company covenants and agrees to issue and deliver to the Optionee share certificates or equivalent type of proof of ownership in the name of the Optionee for the number of shares so purchased.

8. This is an option agreement only and does not impose upon the Optionee any obligation to take up and pay for any of the Optioned Shares.

Restrictions on Transfer of Option and Shares
---------------------------------------------

8. The Option will not be transferable or assignable by the Optionee otherwise than by will or the law of intestacy and the Option may be exercised during the lifetime of the Optionee only by the Optionee.

9. The Optionee acknowledges and agrees that the Optioned Shares will be subject to the following resale restrictions and conditions:

    (a) Prior to the expiration of 40 days following the exercise of the Option hereunder, the Optionee may not offer, transfer or sell the Optioned Shares to a U.S. Person, or a person in the United States; and

    (b) The Optioned Shares may not be resold to a resident of any Province of Canada, other than a resident of British Columbia, except in accordance with an exemption from the registration and prospectus requirements under the securities laws and regulations applicable in such Province;

    and if the undersigned is a resident of a jurisdiction other than the province of British Columbia, Canada, the Optioned Shares may also be subject to additional hold periods.

10. If the Optionee should die while a Director, Senior Officer or employee of the Company, the Option may then be exercised by the legal heirs or personal representatives of the Optionee, to the same extent as if the Optionee were alive and a Director, Senior Officer or employee of the Company for a period not exceeding the earlier of 6 months after the death of the Optionee, or the Expiry Date but only for such shares as the Optionee was entitled to at the date of the death of the Optionee.

Termination and Expiry of Option
--------------------------------

11. Subject to paragraphs 11 and 13 hereof, the Option will terminate on the earlier of 45 days after the Optionee ceases to be in a Qualifying Relationship with the Company, and the Expiry Date.

12. If the Optionee's Qualifying Relationship to the Company is terminated by the Directors for cause, or terminated by regulatory sanction or by reason of judicial order, the Option will immediately expire. The Optionee acknowledges that the Company is under no obligation to provide advance notice of the termination of the Option.

Adjustment
----------

13. In the event of any subdivision, consolidation or other change in the share capital of the Company while any portion of the Option is outstanding, the number of shares under option to the Optionee and the price thereof will be adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Company. For greater certainty, upon a consolidation of capital of the Company, the number of Optioned Shares will be reduced by dividing the number of outstanding Optioned Shares by the consolidation ratio, and multiplying the Exercise Price by the consolidation ratio.

Covenants of the Company and Optionee
-------------------------------------

14. The Optionee covenants and agrees to complete, execute and deliver to the Company such documents as may be necessary to carry out the intent of this Agreement.

15. The Optionee covenants and agrees not to exercise the Option hereunder if at the time of exercise the Optionee is a U.S. Person (as defined in the attached Schedule "A") or the Optionee is present in the United States, unless a legal opinion satisfactory to the Company has been delivered to the Company confirming compliance by the Optionee with state and federal securities laws and regulations in connection with the exercise of the Option.

16. The Company hereby covenants and agrees that it will reserve in its treasury sufficient shares to permit the issuance and allotment of shares to the Optionee in the event the Option is exercised.

17. The Optionee covenants and agrees to sign and be bound by all documents required in connection with an application for listing on any stock exchange or trading facility, including any amendments to this Option Agreement required in order for the Company to comply with or otherwise meet listing requirements of any such stock exchange or trading facility, provided that the Company will use reasonable efforts to preserve the terms of this agreement.

General Provisions
------------------

18. Time will be of the essence of this Agreement.

19. This Agreement will enure to the benefit of or be binding upon the Company, its successors and assigns and the Optionee and the Optionee's personal representatives to the extent provided in clauses 9 and 11.

20. This Agreement may be executed in counterparts which may be delivered by facsimile. Each executed counterpart shall be deemed to be an original and all such counterparts when read together constitute one and the same instrument.

     IN WITNESS WHEREOF the parties have hereunto caused these presents to be executed as of the day and year first above written.

Signed for an on behalf of Indo-Pacific Energy Ltd.  )
by its duly authorized attorney:                     )
                                                     )
                                                     )
-----------------------------------                  )
Authorized Signatory                                 )
                                                     )
                                                     )
                                                     )
                                                     )
                                                     )

SIGNED, SEALED AND DELIVERED in the presence of:     )
                                                     )
                                                     )
-----------------------------------                  )
Name                                                 )     ---------------------
                                                     )     ALEX GUIDI
-----------------------------------                  )
Address                                              )
                                                     )
-----------------------------------                  )
                                                     )

                                           Schedule "A"

Definitions of U.S. person.

(1)  "U.S. person" means:
     (i)    Any natural person resident in the United States;
     (ii) Any partnership or corporation organized or incorporated under the laws of the United States;
     (iii)  Any estate of which any executor or administrator is a U.S. person;
     (iv)   Any trust of which any trustee is a U.S. person;
     (v)    Any agency or branch of a foreign entity located in the United
            States;
     (vi) Any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person;
     (vii) Any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States; and
     (viii) Any partnership or corporation if:

           (A) Organized or incorporated under the laws of any foreign jurisdiction; and
           (B) Formed by a U.S. person principally for the purpose of investing in securities not registered under the '33 Act, unless it is organized or incorporated, and owned, by accredited investors (as defined in Rule 501(a) promulgated under the '33 Act) who are not natural persons, estates or trusts.
(2)  The following are not "U.S. persons":
     (i) Any discretionary account or similar account (other than an estate or trust) held for the benefit or account of a non-U.S. person by a dealer or other professional fiduciary organized, incorporated, or (if an individual) resident in the United States;
     (ii) Any estate of which any professional fiduciary acting as executor or administrator is a U.S. person if:
            (A) An executor or administrator of the estate who is not a U.S.
                person has sole or shared investment discretion with respect to the assets of the estate; and
            (B) The estate is governed by foreign law;
     (iii) Any trust of which any professional fiduciary acting as trustee is a U.S. person, if a trustee who is not a U.S. person has sole or shared investment discretion with respect to the trust assets, and no beneficiary of the trust (and no settlor if the trust is revocable) is a U.S. person;
     (iv) An employee benefit plan established and administered in accordance with the law of a country other than the United States and customary practices and documentation of such country;
     (v) Any agency or branch of a U.S. person located outside the United States if:
            (A) The agency or branch operates for valid business reasons; and
            (B) The agency or branch is engaged in the business of insurance or banking and is subject to substantive insurance or banking regulation, respectively, in the jurisdiction where located; and

The International Monetary Fund, the International Bank for Reconstruction and Development, the Inter-American Development Bank, the Asian Development Bank, the African Development Bank, the United Nations, and their agencies, affiliates and pension plans, and any other similar international organizations, their agencies, affiliates and pension plans.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER (1)
    THE U.S. SECURITIES ACT OF 1933, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER, OR (2) ANY APPLICABLE CANADIAN LAWS, AND MAY NEITHER BE OFFERED OR SOLD WITHIN THE UNITED STATES (AS DEFINED IN REGULATION S) OR TO OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS (AS DEFINED IN REGULATION S), EXCEPT PURSUANT TO REGISTRATION UNDER THE 1933 ACT OR AN EXEMPTION THEREFROM NOR FOR THE BENEFIT OF A CANADIAN RESIDENT EXCEPT IN COMPLIANCE WITH APPLICABLE CANADIAN LAWS.

THIS STOCK OPTION AGREEMENT is made as of the 6th day of July, 2000.

BETWEEN:

         Indo-Pacific Energy Ltd., a body corporate duly incorporated pursuant to the laws of the Yukon Territory, Canada and having its head office at Suite 1200, 1090 West Pender Street, Vancouver, B.C., Canada V6E 2N7

         (the "Company")

                                                               OF THE FIRST PART

AND:

         David McDonald, 65 Riverview Gardens, 26 Lover River
         Terrace, South Brisbane, Queensland, Australia, 4101


         (the "Optionee")

                                                              OF THE SECOND PART


          WHEREAS the Company wishes to encourage the best efforts of the Optionee and to recognize the Optionee's efforts by granting to the Optionee an option to purchase shares in the capital stock of the Company (the "Option").

          WHEREAS the option hereunder is being granted pursuant to exemptions from registration afforded by Regulation S ("Regulation S") as promulgated by the United States Securities and Exchange Commission ("SEC"), under the United States Securities Act of 1933, as amended and regulations thereto (the "1933 Act"), and under the British Columbia Securities Act and rules and regulations thereto (the "B.C. Act") (the 1933 Act and the B.C. Act are collectively referred to herein as the "Securities Laws").

          NOW THEREFORE in consideration of the mutual covenants and agreements herein, the parties agree as follows:

Interpretation
--------------

1. For the purposes of clauses 2 and 3 of this Agreement, all references to the "Company" will, unless the context otherwise requires, include all subsidiaries of the Company.

2. For the purposes of this Agreement, a Management Company Employee means an individual employed by another individual or a company ("Person") providing services to the Company, which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a Person engaged in investor relations activities.

Representations and Warranties of the Optionee
----------------------------------------------

3. The Optionee represents and warrants that the Optionee is one or more of the following (any of which are referred to herein as a "Qualifying Relationship"):

    (a) a director (including directors of subsidiaries of the Company), senior officer (as that term is defined in the B.C. Act), or Management Company Employee of the Company;

    (b) an employee of the Company, or a corporation providing services to the Company, by meeting the criteria of one of the following categories:

        i) an individual who is considered an employee under the relevant Income Tax Act (i.e. for whom the equivalent Australian, New Zealand or Papua New Guinean type of income tax, employment insurance and CPP deductions must be made at source)

        ii) an individual who works full-time for the Company providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source;

        iii) an individual who works for the Company on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source.

    (c) an individual (or a company wholly-owned by Individuals) who is a Consultant of the Company that, in relation to the Company:

        i) provides ongoing consulting services to the Company or an affiliate of the Company under written contract to the Company;

        ii) possesses technical, business or management expertise of value to the Company or an affiliate of the Company;

        iii) spends a significant amount of time and attention on the business and affairs of the Company or an affiliate of the Company; and

        iv) has a relationship with the Company or an affiliate of the Company that enables the individual to be knowledgeable about the business and affairs of the Company.

4. The Optionee represents and warrants that the Optionee is not a U.S. Person (as defined in the attached Schedule "A"), and the grant of the Option hereunder was not made to the Optionee while present in the United States.

5.  If the Optionee is a corporation, the Optionee represents and warrants that:

    (a) the Optionee is wholly-owned by individuals in a Qualifying Relationship with the Company; and

    (b) the execution of this Agreement and all related documents by the Optionee have been duly authorized, and the Optionee has the full power and capacity to enter into this Agreement.

Grant of Option
---------------

6. The Company hereby grants to the Optionee the Option to purchase all or any portion of 1,000,000 fully paid common shares (the "Optioned Shares") of the Company from treasury, exercisable at the price of US$0.60 per share (the "Exercise Price"), on or before July 6, 2005 (the "Expiry Date").

7. The Option is exercisable by notice in writing to the Company Secretary accompanied by a certified cheque or equivalent form of guaranteed payment in favour of the Company for the full amount of the purchase price of the shares being then purchased at least 24 hours in advance of the termination or expiry of the Option. When due notice and payment are received, the Company covenants and agrees to issue and deliver to the Optionee share certificates or equivalent type of proof of ownership in the name of the Optionee for the number of shares so purchased.

8. This is an option agreement only and does not impose upon the Optionee any obligation to take up and pay for any of the Optioned Shares.

Restrictions on Transfer of Option and Shares
---------------------------------------------

8. The Option will not be transferable or assignable by the Optionee otherwise than by will or the law of intestacy and the Option may be exercised during the lifetime of the Optionee only by the Optionee.

9. The Optionee acknowledges and agrees that the Optioned Shares will be subject to the following resale restrictions and conditions:

    (a) Prior to the expiration of 40 days following the exercise of the Option hereunder, the Optionee may not offer, transfer or sell the Optioned Shares to a U.S. Person, or a person in the United States; and

    (b) The Optioned Shares may not be resold to a resident of any Province of Canada, other than a resident of British Columbia, except in accordance with an exemption from the registration and prospectus requirements under the securities laws and regulations applicable in such Province;

    and if the undersigned is a resident of a jurisdiction other than the province of British Columbia, Canada, the Optioned Shares may also be subject to additional hold periods.

10. If the Optionee should die while a Director, Senior Officer or employee of the Company, the Option may then be exercised by the legal heirs or personal representatives of the Optionee, to the same extent as if the Optionee were alive and a Director, Senior Officer or employee of the Company for a period not exceeding the earlier of 6 months after the death of the Optionee, or the Expiry Date but only for such shares as the Optionee was entitled to at the date of the death of the Optionee.

Termination and Expiry of Option
--------------------------------

11. Subject to paragraphs 11 and 13 hereof, the Option will terminate on the earlier of 45 days after the Optionee ceases to be in a Qualifying Relationship with the Company, and the Expiry Date.

12. If the Optionee's Qualifying Relationship to the Company is terminated by the Directors for cause, or terminated by regulatory sanction or by reason of judicial order, the Option will immediately expire. The Optionee acknowledges that the Company is under no obligation to provide advance notice of the termination of the Option.

Adjustment
----------

13. In the event of any subdivision, consolidation or other change in the share capital of the Company while any portion of the Option is outstanding, the number of shares under option to the Optionee and the price thereof will be adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Company. For greater certainty, upon a consolidation of capital of the Company, the number of Optioned Shares will be reduced by dividing the number of outstanding Optioned Shares by the consolidation ratio, and multiplying the Exercise Price by the consolidation ratio.

Covenants of the Company and Optionee
-------------------------------------

14. The Optionee covenants and agrees to complete, execute and deliver to the Company such documents as may be necessary to carry out the intent of this Agreement.

15. The Optionee covenants and agrees not to exercise the Option hereunder if at the time of exercise the Optionee is a U.S. Person (as defined in the attached Schedule "A") or the Optionee is present in the United States, unless a legal opinion satisfactory to the Company has been delivered to the Company confirming compliance by the Optionee with state and federal securities laws and regulations in connection with the exercise of the Option.

16. The Company hereby covenants and agrees that it will reserve in its treasury sufficient shares to permit the issuance and allotment of shares to the Optionee in the event the Option is exercised.

17. The Optionee covenants and agrees to sign and be bound by all documents required in connection with an application for listing on any stock exchange or trading facility, including any amendments to this Option Agreement required in order for the Company to comply with or otherwise meet listing requirements of any such stock exchange or trading facility, provided that the Company will use reasonable efforts to preserve the terms of this agreement.

General Provisions
------------------

18. Time will be of the essence of this Agreement.

19. This Agreement will enure to the benefit of or be binding upon the Company, its successors and assigns and the Optionee and the Optionee's personal representatives to the extent provided in clauses 9 and 11.

20. This Agreement may be executed in counterparts which may be delivered by facsimile. Each executed counterpart shall be deemed to be an original and all such counterparts when read together constitute one and the same instrument.

     IN WITNESS WHEREOF the parties have hereunto caused these presents to be executed as of the day and year first above written.

Signed for an on behalf of Indo-Pacific Energy Ltd.  )
by its duly authorized attorney:                     )
                                                     )
                                                     )
-----------------------------------                  )
Authorized Signatory                                 )
                                                     )
                                                     )
                                                     )
                                                     )
                                                     )

SIGNED, SEALED AND DELIVERED in the presence of:     )
                                                     )
                                                     )
-----------------------------------                  )
Name                                                 )     ---------------------
                                                     )     DAVID MCDONALD
-----------------------------------                  )
Address                                              )
                                                     )
-----------------------------------                  )
                                                     )

                                           Schedule "A"

Definitions of U.S. person.

(1)  "U.S. person" means:
     (i)    Any natural person resident in the United States;
     (ii) Any partnership or corporation organized or incorporated under the laws of the United States;
     (iii)  Any estate of which any executor or administrator is a U.S. person;
     (iv)   Any trust of which any trustee is a U.S. person;
     (v)    Any agency or branch of a foreign entity located in the United
            States;
     (vi) Any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person;
     (vii) Any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States; and
     (viii) Any partnership or corporation if:

           (A) Organized or incorporated under the laws of any foreign jurisdiction; and
           (B) Formed by a U.S. person principally for the purpose of investing in securities not registered under the '33 Act, unless it is organized or incorporated, and owned, by accredited investors (as defined in Rule 501(a) promulgated under the '33 Act) who are not natural persons, estates or trusts.
(2)  The following are not "U.S. persons":
     (i) Any discretionary account or similar account (other than an estate or trust) held for the benefit or account of a non-U.S. person by a dealer or other professional fiduciary organized, incorporated, or (if an individual) resident in the United States;
     (ii) Any estate of which any professional fiduciary acting as executor or administrator is a U.S. person if:
            (A) An executor or administrator of the estate who is not a U.S.
                person has sole or shared investment discretion with respect to the assets of the estate; and
            (B) The estate is governed by foreign law;
     (iii) Any trust of which any professional fiduciary acting as trustee is a U.S. person, if a trustee who is not a U.S. person has sole or shared investment discretion with respect to the trust assets, and no beneficiary of the trust (and no settlor if the trust is revocable) is a U.S. person;
     (iv) An employee benefit plan established and administered in accordance with the law of a country other than the United States and customary practices and documentation of such country;
     (v) Any agency or branch of a U.S. person located outside the United States if:
            (A) The agency or branch operates for valid business reasons; and
            (B) The agency or branch is engaged in the business of insurance or banking and is subject to substantive insurance or banking regulation, respectively, in the jurisdiction where located; and

The International Monetary Fund, the International Bank for Reconstruction and Development, the Inter-American Development Bank, the Asian Development Bank, the African Development Bank, the United Nations, and their agencies, affiliates and pension plans, and any other similar international organizations, their agencies, affiliates and pension plans.

                                       EXHIBIT 8

                                  LIST OF SUBSIDIARIES

-------------------------------------------------------------------------------------------------------------------
Name                                          Jurisdiction             Business                             % of
----                                          ------------             --------
                                                                                                          Ownership
                                                                                                          ---------
-------------------------------------------------------------------------------------------------------------------
Indo-Pacific Energy Ltd.                   Yukon, Canada         Parent Company                              100%
-------------------------------------------------------------------------------------------------------------------

Source Rock Holdings Limited               New Zealand           Holding company                             100%
-------------------------------------------------------------------------------------------------------------------

Indo-Pacific Energy (NZ) Limited           New Zealand           Oil and gas exploration and development     100%
-------------------------------------------------------------------------------------------------------------------

Ngatoro Energy Limited                     New Zealand           Oil and gas exploration and development     100%
-------------------------------------------------------------------------------------------------------------------

PEP 38716 Limited                          New Zealand           Oil and gas exploration and development     100%
-------------------------------------------------------------------------------------------------------------------

Indo-Pacific Energy (Aust) Pty Limited     Australia             Oil and gas exploration and development     100%
-------------------------------------------------------------------------------------------------------------------

Indo-Pacific Energy (PNG) Limited          Papua New Guinea      Oil and gas exploration and development     100%
-------------------------------------------------------------------------------------------------------------------

Trans-Orient Petroleum (Aust) Pty Limited  Australia             Oil and gas exploration and development     100%
-------------------------------------------------------------------------------------------------------------------

ZOCA 96-16 Pty Limited                     Australia             Oil and gas exploration and development     100%
-------------------------------------------------------------------------------------------------------------------

Trans-Orient Petroleum (PNG) Limited       Papua New Guinea      Oil and gas exploration and development     100%
-------------------------------------------------------------------------------------------------------------------