Form 20-F
period 2001-12-31
INDO PACIFIC ENERGY LTD
filed 2002-06-28
CIK 1041829

UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                          SECURITIES EXCHANGE ACT OF 1934

                        For the Year ended December 31, 2001

                            Commission File No.: 0-29344

                              INDO-PACIFIC ENERGY LTD.
              (Exact name of Registrant as specified in its charter)

                              Yukon Territory, Canada
                  (Jurisdiction of incorporation or organization)

                              284 Karori Road, Karori
                                     Wellington
                                 New Zealand, 6003
                      (Address of principal executive offices)

            Securities registered pursuant to Section 12(b) of the Act:

                                        None

            Securities registered pursuant to Section 12(g) of the Act:

                                   (Title of class)
                                    Common Shares

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                      of the Act.

                                        None

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of close of the period covered by the annual report:

                               6,489,324 Common Shares

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes   X     No
    -----      -----
Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   X    Item 18
        -----          -----

                                   The Index to the Exhibits is found at Page 79

                                  TABLE OF CONTENTS

                                                                            Page
                    Glossary of Terms                                         3
Part I                                                                        7
          Item 1    Identity of Directors, Senior Management and Advisers     7
          Item 2    Offer Statistics and Expected Timetable                   7
          Item 3    Key Information                                           7
          Item 4    Information on the Company                                12
          Item 5    Operating and Financial Review and Prospects              24
          Item 6    Directors, Senior Management and Employees                29
          Item 7    Major Shareholders and Related Party Transactions         34
          Item 8    Financial Information                                     35
          Item 9    The Offer and Listing                                     37
          Item 10   Additional Information                                    38
          Item 11   Quantitative and Qualitative Disclosures About
                    Market Risk-                                              42
          Item 12   Description of Securities other than Equity Securities    42
Part II                                                                       43
          Item 13   Defaults, Dividend Arrearages and Delinquencies           43
          Item 14   Material Modification to the Rights of Security
                    Holders and Use of Proceeds                               43
          Item 15   Reserved                                                  43
          Item 16   Reserved                                                  43
Part III                                                                      43
          Item 17   Financial Statements                                      43
Signature                                                                     78
          Item 18   Financial Statements (Not Used)                           79
          Item 19   Exhibits                                                  79

GLOSSARY OF TERMS
-----------------

The following terms as defined here are used throughout this filing:

INDO or Company or Registrant refers to Indo-Pacific Energy Ltd., a corporation organized and registered under the laws of Yukon, Canada, and includes its subsidiaries.

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

Boepd is one barrel of oil equivalent per day.

Bopd is one barrel of oil per day.

Condensate refers to hydrocarbons associated with natural gas which are liquid under surface conditions but gaseous in the reservoir before extraction.

Depletion is the reduction in petroleum reserves due to production.

Development refers to the phase in which an oil or gas field is brought into production, usually by drilling and completing production wells, and the wells, in most cases, are connected to the petroleum gathering system.

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

Farm In or Farm Out refers to a common form of agreement between or among petroleum companies where the holder of the petroleum interest agrees to assign all or part of an interest in the ownership to another party that is willing to fund agreed exploration activities which is usually equalivalent to more than the proportionate interest assigned to such other party.

Fault is a fracture in a rock or rock formation along which there has been an observable amount of displacement.

Field is an area that is producing, or has been proven to be capable of producing, hydrocarbons.

Formation is a reference to a group of rocks of the same age extending over a substantial area of a basin.

GAAP Generally accepted accounting principles.

Geology is the science relating to the history and development of the Earth, and is also used to refer to the make-up of the rocks in a particular area.

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

Overthrust Basement Block is a substantial segment of rock from beneath dominant sediments which, due to movement in a low-angle fault, has been moved to lie above sedimentary strata.

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

Sole Risk refers to a permit holder undertaking a project within a permit, with which the other permit holders do not join, but giving such other parties the right to election to join in the project at a later date, on payment of their pro rata share of costs already incurred and a substantial premium (based on a multiple of the incurred costs). The premium is usually paid incrementally by the original sole risk party taking all production from the project, and setting off the value of the other party's share against the premium due, until the premium is fully paid.

Sole Risk Notice is the notice that one permit holder sends to the other permit holders, proposing to enter into a sole risk operation within the permit, and giving the other permit holders the right to join in the project immediately.

Topfile Application is the procedure available in Papua New Guinea, whereby the current permit holders in a permit apply for a new permit over the same (or part of the same) area in their current permit, which if granted automatically cancels the current permit.

Trap is a geological structure in which hydrocarbons build up to form an oil, condensate or gas field.


Other Expressions

Metric and Imperial Units - Conversion from metric units into imperial equivalents is as follows:

Metric Units        Imperial Units

hectare (ha)        2.471 acres

meter (m)        3.281 feet

kilometer (km)        0.621 miles (3,281 feet)

square kilometer (sq km)   247.106 acres

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


FORWARD LOOKING STATEMENTS

This Report contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements are not guarantees of INDO's future operational or financial performance and are subject to risks and uncertainties. Certain statements in this Report constitute forward looking statements. When used in this Annual Report, the words "estimate", "intend", "expect", "anticipate" and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these statements, which speak only as of the date of this Annual Report. These statements are subject to risks and uncertainties that could cause results to differ materially from those contemplated in such forward-looking statements. Such risks and uncertainties include, but are not limited to, those identified under the subheading "Risk Factors" in Item 3 hereof.

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

PART I
------

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable


ITEM 3.   KEY INFORMATION

A.   Selected financial data

The selected historical financial information presented in the table below for each of the years ended December 31, 2001, 2000, 1999, 1998, and 1997, is derived from the audited consolidated financial statements of INDO. The audited financial statements of INDO for the years ended December 31, 2001, 2000, and 1999 are included in this Filing. The selected historical financial information for the years ended December 31, 1998 and 1997 presented in the table below are derived from audited financial statements of INDO that are not included in this Filing. The selected financial information presented below should be read in conjunction with INDO's consolidated financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) elsewhere in this Filing.

The selected consolidated financial data has been prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). Selected financial data has also been provided under US GAAP to the extent that amounts are different. The consolidated financial statements included in Item 17 in this filing are also prepared under Canadian GAAP. Included within these consolidated financial statements in Note 13 is a reconciliation between Canadian and US GAAP.


               INDO-PACIFIC ENERGY LTD. AND SUBSIDIARY COMPANIES
          SELECTED FINANCIAL DATA AS OF AND FOR THE YEARS ENDED AS SHOWN
                        (IN $000'S EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------------------------------------------
                                               Selected Income Statement Data
                                           Amounts in accordance with Canadian GAAP
--------------------------------------------------------------------------------------------------------------------
                                                Year           Year           Year           Year           Year
                                               Ended          Ended          Ended          Ended          Ended
                                             December        December       December       December       December
                                                31              31             31             31             31
                                               2001            2000           1999           1998           1997
--------------------------------------------------------------------------------------------------------------------
Oil and gas revenue                             3,744            476            315            234            488
Other income                                       94            224            359            451            382
Royalty expense                                  (370)           (24)           (15)           (10)           (44)
Operating expenses                               (652)           (35)           (51)          (130)           (68)
General and administrative expenses              (736)          (744)          (541)          (693)          (950)
Depletion and depreciation                       (266)          (112)          (104)           (96)           (98)
Property write-downs                             (706)        (2,726)          (983)          (765)          (162)
Income (loss) from Operations                   1,108         (2,941)        (1,020)        (1,009)          (452)
Other Items                                      -                70           (161)          -              -
Income (loss) before income taxes               1,108         (2,871)        (1,181)        (1,009)          (452)
Income taxes                                     -              -              -              -              -
Income (loss) for the year                      1,108         (2,871)        (1,181)        (1,009)          (452)
--------------------------------------------------------------------------------------------------------------------
Income (loss) per share                          0.17          (0.47)         (0.21)         (0.18)         (0.08)
--------------------------------------------------------------------------------------------------------------------
Dividends declared per share             $       0.00   $       0.00   $       0.00   $       0.00   $       0.00
--------------------------------------------------------------------------------------------------------------------


Amounts in accordance with US GAAP
General and administrative expenses            (1,640)        (1,059)          (533)          (563)        (1,248)
Income (loss) from Operations                     204         (3,186)        (1,173)          (879)          (750)
Income (loss) for the year                        204         (3,186)        (1,173)           595           (651)
Comprehensive income / (loss)                     204         (3,256)        (2,665)           595           (651)
--------------------------------------------------------------------------------------------------------------------
Income (loss) per share                          0.03          (0.52)         (0.21)         (0.15)         (0.14)
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                          Selected Balance Sheet Information
                                       Amounts in accordance with Canadian GAAP
--------------------------------------------------------------------------------------------------------------------
                                              As at           As at          As at          As at          As at
                                             December        December       December       December       December
                                                31              31             31             31             31
                                               2001            2000           1999           1998           1997
--------------------------------------------------------------------------------------------------------------------
Working capital                                 2,738          2,981          6,131          8,578         10,740
Current Assets                                  3,699          3,146          6,409          8,735         10,785
Due from Related Parties                           28             80           -              -              -
Investments                                      -              -               670            250           -
Oil and gas properties                          8,094          6,636          3,656          2,820          1,930
Property & Equipment                               70            125            144            134            115
Total assets                                   11,891          9,987         10,879         11,939         12,830
--------------------------------------------------------------------------------------------------------------------
Long-term debt                                   -              -              -              -              -
Share Capital                                  19,478         19,478         17,386         17,386         17,379
Accumulated deficit                            (8,547)        (9,656)        (6,785)        (5,604)        (4,595)
--------------------------------------------------------------------------------------------------------------------
Shareholders' equity                           10,931          9,822         10,601         11,782         12,784
--------------------------------------------------------------------------------------------------------------------

Amounts in accordance with US GAAP
Current Assets                                  3,699          3,146          6,409          9,047         10,873

Total assets                                   11,891          9,987         10,949         13,501         12,918
--------------------------------------------------------------------------------------------------------------------
Share Capital                                  21,557         20,653         18,246         18,254         18,376
Accumulated deficit                           (10,626)       (10,831)        (7,645)        (6,472)        (5,592)
Comprehensive Income Adjustment                  -              -                70          1,562             88
--------------------------------------------------------------------------------------------------------------------
Shareholders' equity                           10,391          9,822         10,671         13,344         12,872
--------------------------------------------------------------------------------------------------------------------

B.   Capitalisation and indebtedness

Not applicable

C.   Reasons for the offer and use of proceeds

Not applicable

D.   Risk Factors

Industry Risks

The Company is subject to normal industry risks due to the relatively small size of the Company, its low level of cash flow and lack of earnings to date, and the nature of the Company's involvement in the exploration for, and the acquisition, development and production of, oil and natural gas. Exploration for oil and natural gas involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that further commercial quantities of oil and natural gas will be discovered by the Company.

The Company's operations are subject to the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, premature decline of reservoirs, invasion of water into producing formations, blow-outs, cratering, fires and oil spills, all of which could result in personal injuries, loss of life and damage to the property of the Company and others. Although the Company maintains insurance, in amounts and coverages which it considers adequate, in accordance with customary industry practice, the Company is not fully insured against all of these risks, nor are all such risks insurable, and, as a result, liability of the Company arising from these risks could have material adverse effect upon its financial condition.

The marketability and price of oil and natural gas which may be acquired or discovered by the Company may be affected by numerous factors beyond the control of the Company. The Company may be affected by the differential between the price paid by refiners for light, quality oil and various grades of oil produced by the Company. The Company is subject to market fluctuations in the prices of oil and natural gas, deliverability uncertainties related to the proximity of its reserves to pipeline and processing facilities and government regulation relating to prices, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business. The Company's operations will be further affected by the remoteness of, and restrictions on access to, certain properties as well as climatic conditions.

The Company is also subject to compliance with laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment. The Company is not aware of present material liability related to environmental matters. However, it may, in the future, be subject to liability for environmental offenses of which it is presently unaware.

The operations and earnings of the Company and its subsidiaries are also affected by local, regional and global events or conditions that affect supply and demand for oil and natural gas. These events or conditions are generally not predictable and include, among other things, the development of new supply sources; supply disruptions; weather; international political events; technological advances; and the competitiveness of alternative energy sources or product substitutes.

There is no assurance that commercial quantities of hydrocarbons will be discovered. Geological conditions are variable and of limited predictability. Even if production is commenced from a well or field, production will inevitably decline over the course of time, reducing the operating profitability of the enterprise and eventually causing its termination.

Risks Relating to Papua New Guinea

Beyond the risks inherent in the oil and gas industry, the Company is subject to additional risks resulting from doing business in Papua New Guinea. While the Company has attempted to reduce many of these risks through agreements with the Government of Papua New Guinea and others, no assurance can be given that such risks have been mitigated. These risks can involve matters arising out of the evolving laws and policies of Papua New Guinea, the imposition of special taxes or similar charges, oil export or pipeline restrictions, foreign exchange fluctuations and currency controls, the unenforceability of contractual rights, restrictions on the use of expatriates in the operations and other matters. Operations in Papua New Guinea are subject to risks due to the harsh climate, difficult topography and the potential for social, political, economic, legal and financial instability.

Oil and Gas Prices are Volatile

The Company's revenues, operating results, profitability, future rate3 of growth and the carrying value of its oil and gas properties depend heavily on prevailing market prices for oil and gas. Management of the Company expects the markets for oil and gas to continue to be volatile. Any substantial or extended decline in the price of oil or gas would have a material adverse effect on the Company's financial condition and results of operations. It could reduce the Company's cash flow as well as the value of its reserves. Various factors beyond the Company's control will affect prices of oil and gas, including, worldwide and Australasian supplies of oil and gas, political instability or armed conflict in oil or gas producing regions, worldwide economic conditions, and marketability of production and other factors mentioned in "Industry Risks" above.

Uncertainty of Reserves Figures

There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves and their values, including many factors beyond the control of the Company. Although management believes the estimates provided in Item 4D. - Property, Plants and Equipment are reasonable, estimates of production, revenues and reserve expenditures will likely vary from actual, and these variances may be material. Estimates of oil and gas reserves are projected from geological interpretation of data. Such interpretations are inherently uncertain, as are the projections of future rates of production and timing of development expenditure, from such interpretations. The accuracy of the reserves estimates is a function of the quality of available data, engineering and geological interpretation and judgment. Factors such as historical production from the area compared with production from other producing areas, assumed effects of governmental regulations, assumptions of future oil and gas prices, future operating costs, development costs and remedial and workover costs, will affect the estimates of economically recoverable quantities and of future net cash flow. Any significant variance in the assumptions could materially affect the estimated quantity and value of reserves.

Reliance on Expertise of Certain Persons

The Registrant is dependent on the management by its president, David Bennett, and, in the acquisition, exploration and development of petroleum properties, on the advice and project management skills of various consulting geologists, geophysicists and engineers retained by the Registrant from time to time. The current president of the Registrant is experienced in the acquisition, exploration and development of petroleum properties in New Zealand and other Asian countries, particularly Papua New Guinea and Australia. If the current president leaves the Registrant, the Registrant may have difficulty in immediately finding a person of comparable experience to manage the business of the Registrant. The Registrant does not currently maintain key person insurance on its president or any other employee.

Limited Financial Resources and Lack of Sufficient Capital

The Registrant's auditors for the 2001 fiscal year have expressed substantial doubt as to the Registrant's ability to continue to meet future commitments. In order to satisfy the required capital expenditures for the upcoming fiscal year to maintain the Registrant's interests in its permits, the Registrant will either have to raise additional capital through the issuance of common shares, or enter into agreements with third parties to fund permit obligations, or renegotiate such obligations. There is no assurance that market conditions will continue to permit the Registrant to raise funds if required, or that the Registrant will be able to enter into agreements with third parties to fund permit obligations, or be able to renegotiate such obligations. If the Registrant is unable to fund the obligations by share issues or farmout agreements or renegotiate them, the Registrant may be unable to carry out its plan of operations and may be forced to abandon some of its permit interests (See Title to Properties below).

Title to Properties

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

The Company participates in its permits or licences with industry partners with access to greater resources from which to meet their joint venture capital commitments. If the Company is unable to meet its commitments, the other joint venture participants may assume some or all of the Company's deficiency and thereby assume a pro-rata portion of the Company's interest in any production from the joint venture area. The Company is not a majority interest owner in all of its properties and does not have sole control over the future course of development in those properties.

The Registrant does not maintain title insurance over its properties.

Competition

The Company encounters strong competition from other independent operators and from major oil companies in acquiring properties suitable for development, in contracting for drilling equipment and in securing trained personnel. Many of these competitors have financial resources and staffs substantially larger than those available to the Company. The availability of a ready market for oil and gas discovered by the Company depends on numerous factors beyond its control, including the proximity and capacity of natural gas pipelines and the effect of regional or national regulations.

Governmental Laws and Local Conditions

In the areas where the Company conducts activities there are statutory laws and regulations governing the activities of oil and gas companies. These laws and regulations allow administrative agencies to govern the activities of oil companies in the exploration for, and development, production and sale of both oil and gas, including regulations relating to prices, royalties, allowable production, environmental matters, import and export of hydrocarbons, restriction on the withdrawal of capital from a country in which the Registrant is operating and protection of water resources and agricultural lands. Changes in these laws and regulations may substantially increase the costs of conducting any exploration or development project.

There is no assurance that these laws and regulations will not change in a manner that may materially and adversely affect the business of the Registrant. The Company believes that its operations comply with all applicable legislation and regulations and that the existence of such regulations have no more restrictive effect on the Company's method of operations than on similar companies in the industry.

Claims of aboriginal peoples in Australia, New Zealand and Papua New Guinea may adversely affect the rights or operations of the Registrant.

The Registrant has a Permit in the Zone Of Cooperation between Australia and East Timor (ZOCA 96-16), an area which is governed by both The Republic of East Timor and Australia. Currently the Royalty regime in the ZOCA is being re-negotiated between the United Nations on behalf of the Republic of East Timor, and Australia. The Registrant has no control over the outcome of these negotiations in the ZOCA regarding the royalty/revenue or tax take by The Republic of East Timor.

No Assurance of Earnings

The Registrant currently has one oil and gas producing property, with two separate producing pools, which, until December 31, 2000, did not generate enough revenue to meet the Registrant's expenses. The Registrant has a limited history of earnings and there is no assurance that the business of the Registrant will continue to be profitable. As at the end of the Registrant's last fiscal year ended December 31, 2001, the Registrant had an accumulated deficit of $8,547,307. The Registrant cannot guarantee that it will continue generating revenues in the future. A failure to generate revenues will likely cause the Registrant to eventually go out of business. The Registrant has not paid dividends at any time in its history to date and there is no assurance that the Registrant will pay a dividend at any time in the future.

Effect of Taxation of Dividends on Shareholders

If the Registrant declares a dividend, a withholding tax of five percent is payable in Canada on payment of a dividend to a corporate resident of the United States of America holding more than ten per cent of the shares of the Registrant and 15% to all other residents of the United States. This may have a negative effect on those shareholders' returns from dividends, and possibly impact the price received for their shares.

Effect of Different Currencies for Revenue and Expenses

The Registrant holds its cash reserves and receives the majority of its revenues in US dollars, but incurs the majority of its expenses and its petroleum property expenditures in Australian and New Zealand dollars. An increase in value of either or both the New Zealand and Australian dollar versus the US dollar has a detrimental effect to the Registrant as the Registrant's expenses incurred would, in turn, increase in US dollars. The Registrant does not currently hedge its exposure to currency rate changes, although it may choose to selectively hedge exposure to foreign currency exchange rate risk. The Registrant, however, has no policies relating to the foregoing.

Inadequacy of Public Market

There can be no assurance that a stable market for the Registrant's common shares will be maintained. If the Registrant fails to remain current in its filings with the SEC, the Registrant may be de-listed and the Registrant's shareholders may not be able to sell their shares in the public market within the United States. There can be no assurance that the Registrant will remain eligible for listing on the OTCBB.

Dilution

The Registrant's Articles of Incorporation authorize the issuance of an unlimited number of shares of common stock. The Registrant's Board of Directors has the power to issue any further shares without stockholder approval. The Registrant's Board of Directors is likely to issue some of such shares to acquire further capital in order to carry out its intended operations or expand its current operations, or to provide additional financing in the future. The issuance of any such shares may result in a reduction of the book value or market price of the outstanding shares of the Registrant's common shares. If the Registrant does issue any such additional shares, such issuance will also cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change of control of the Registrant.

Conflict of Interest

The Registrant has acquired interests in some petroleum properties with, or from, or transferred interests to, other companies or their respective subsidiaries, being Trans-Orient Petroleum Ltd., Durum Cons. Energy Corp. (recently re-named TAG Oil Ltd.), Gondwana Energy Ltd. and AMG Oil Ltd., which have common or connected management, and the same principal shareholder. Certain of the directors of the Company are also directors and/or officers of these other corporations, or of other corporations engaged in the petroleum exploration and development industry. It is possible that a conflict of interest may arise between their duties as director of the Company, and as director or officer of other corporations. Under the Company's ByLaws and the relevant legislation, any such conflict of interest is required to be disclosed, any contract in which a director has a material interest must be referred to the board of directors for approval and the interested director will not vote on any resolution given such approval.

The percentage participation of the Registrant and any other associated company in a property is determined by each board of directors of each such company independently, using the best business judgment of the board.

Legal Proceedings Against Foreign Directors

The Company is incorporated under the laws of the Yukon Territory, Canada, and all of the Company's directors and officers are residents of Canada, Australia or New Zealand. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Company or upon its directors or officers, or to realize in the United States upon judgements of United States courts predicated upon civil liabiliites under the United States Securities Exchange Act of 1934, as amended. Furthermore, it may be difficult for investors to enforce judgements of the U.S. courts based on civil liability provisions of the U.S. federal securities laws in a foreign court against the Company or any of the Company's non-U.S. resident officers or directors.

ITEM 4.   INFORMATION ON THE COMPANY

A. History and Development of the Company

1.   The Registrant's legal and commercial name is: Indo-Pacific Energy Ltd.

2. The Registrant was incorporated on July 31, 1979 under the name Pryme Energy Resources Ltd. under the Company Act (British Columbia, Canada), and has operated continuously since that time.

3. The Registrant is now domiciled in the Yukon in Canada, and operates as a corporation under the Business Corporations Act (Yukon).

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

With effect from 23 July 2001, the Company consolidated its shares on a 1 for 5 basis, resulting in the issued shares being reduced from 32,446,622 common shares to 6,489,324 common shares. The number of shares shown in this Annual Report for the periods prior to 2001 have been adjusted as if this consolidation had applied retrospectively to those periods. All references and calculations involving the Company's number of shares (or options or warrants) and the applicable prices have been similarly adjusted, unless the contrary is stated.

5&6.   Principal Capital Expenditures

During the last 3 fiscal years the Registrant has made several significant expenditures on its oil and gas properties in the normal course of operations, having participated in the drilling of a number of wells in that time. The significant expenditures on the properties are detailed in ITEM 4D.- PROPERTY, PLANTS and EQUIPMENT.

In addition to these expenditures in the normal course of operations, in fiscal 2000 the Registrant purchased all the properties held by Trans-Orient Petroleum Ltd. ("Trans-Orient"). The terms of the Agreement between the Registrant and Trans-Orient provided that the Registrant:

o received a range of non-producing exploration assets ("the Assets"), from Trans-Orient. The value placed upon the Assets by the Registrant and Trans-Orient was $4,097,360. The Registrant assumed the rights and obligations attached to those Assets as at December 31, 1999.

o   in return for the above assets, Trans-Orient received:

     1) forgiveness of outstanding loans ($1,042,928) by the Registrant to Trans-Orient,
     2)   transfer at fair value of shares held by the Registrant to Trans-
          Orient:
          i) 1,800,000 shares of AMG Oil Ltd. to Trans-Orient valued at $720,000;
          ii) 600,000 shares of Gondwana Energy, Ltd. to Trans-Orient valued at $20,000;
          iii) 517,020 shares of Trans-Orient to Trans-Orient for cancellation, valued at $222,319.
     3) issuance of 836,845 units in the Registrant to Trans-Orient, at a deemed value of $2.50 per unit. Each Unit consists of one common share and one series "A" Warrant, and a conditional right to one series "B" Warrant. Each "A" Warrant will entitle the holder to purchase one additional common share of the Registrant in consideration for $2.50 per common share exercisable up to March 29, 2001 and thereafter for $3.75 per common share up to March 29, 2002. Upon the exercise of the "A" Warrants by Trans-Orient, and subject to a commercial discovery having occurred on the Assets or the Subsidiary's Assets, the Registrant shall issue to Trans-Orient one "B" Warrant for each "A" Warrant exercised. The "B" Warrants shall be exercisable at a price of $7.50 for a period of one year from the date of issue of the "B" Warrants. Additionally, the Company provided Trans-Orient with anti-dilution protection for a period of one year from the closing date (March 31, 2000) if the aggregate amount raised was greater than $500,000 and the average price was less than $2.50 per share or unit, and
     4) grant to Trans-Orient of a range of gross over-riding royalties on the transferred assets, as detailed in the table below, and;
     5) granting the right for Trans-Orient to participate in up to 25% of any Equity Financing made by the Registrant up until December 31, 2001, provided that such right is not in contradiction to any condition of a third party arms-length Equity Financing.

The acquisition of the Assets means that the Registrant now has the right to produce petroleum in the relevant permit areas (once a discovery has been made) and it must comply with the work commitments attached to the permits.

The Assets purchased by the Registrant consisted of the following interests:

   Permit Description      Location   Participating Interest   Gross Over-riding
                                                                     Royalty
   New Zealand
   PEP 38328         East Coast Basin             22.5%                2% (1)
   PEP 38332         East Coast Basin             20%                  2%
   PEP 38335         East Coast Basin             15%                  2%
   PEP 38339         East Coast Basin             50%                  2%
   PEP 38720         Taranaki Basin               50%                  2%
   PEP 38723         Taranaki Basin               40%                  2%
   PEP 38256         Taranaki Basin               35%                  2%

   Australia and ZOCA (Zone of Cooperation, Area A; between Australia & United Nations)
   ZOCA 96-16        Timor Sea                    10%                  1%
   AC/P 26           Timor Sea                    30%                  1%

   Papua New Guinea
   PPL 192           Papuan Basin - Foreland      20%                  1%
   PPL 157           Papuan Basin - Foreland       7.5%                1%
   PPL 215           Papuan Basin - Foreland      40%                  1%
   PPL 213           Papuan Basin - Highlands      5%                  1%

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

In January 2002, the parties agreed to vary that agreement to assign the gross overriding royalties from Trans-Orient to the Company in exchange for the terms of the warrants issued to Trans-Orient being amended to extend the availability of the first year price to 31 December 2002 and the second year price to 31 December 2003, and to reprice these "A" warrants to $1.25 and $1.40 respectively. As well, the additional "B" warrants to be acquired in the event of a discovery, equal in number to the original number of warrants exercised, were repriced to $2.50.

7.   Public Takeovers

The Registrant is not aware of any planned takeover of its shares by third parties, nor is the Registrant planning any takeover of another company.

B. Business Overview

1.   Nature of Operations

The Registrant is an oil and gas exploration and production company incorporated in Canada, and based in Wellington New Zealand. The Registrant is involved in the exploration for commercial quantities of hydrocarbons and, to a lesser extent, the development and production of hydrocarbons. The Registrant's focus is on the acquisition, exploration and development of properties in the Austral-Pacific region. The Company currently holds varying interests in approximately
3.5 million acres of exploration permits in New Zealand, 1 million acres of exploration permits in Australia, and 3 million acres of exploration interests in Papua New Guinea. The Company's primary focus is the acquisition and exploration of oil and gas properties; and the majority of the Company's permits are in the exploration stage. The Company's policy is to acquire interests, and, where possible, to minimize its risk exposure by farming out or joint venturing property interests to other industry participants.

The Registrant sells oil and gas from producing properties in which it holds an interest. The Registrant's only producing property is the PMP 38148 "Ngatoro" Mining Permit in Taranaki, New Zealand, with production from two producing fields within the property, the Ngatoro oil field (comprising several separate pools) and the "Goldie" pool.

2.   Principal Markets

The Registrant sells all of its oil production to Energy Exploration NZ Limited (a subsidiary of Shell Petroleum NZ Ltd) and its gas production to Greymouth Petroleum Acquisition Company Ltd. The oil is sold into the Australasian market. The gas is sold via the Kaimiro treatment station into the New Zealand reticulation system. Details of revenues, by geographic region and by category, are included in Item 4D. - Property, Plants and Equipment.

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

8.   Material effects of government regulations

The Registrant is subject to government regulation of the oil and gas properties it holds and in the operations it conducts on those properties. The effects of those regulations are detailed in Item 3D. - Risk Factors, and in Item 4D.- Property, Plants and Equipment.

C. Organizational Structure

The Registrant (a publicly listed Canadian company) is the parent company of and conducts all its operations through several wholly owned subsidiaries, as follows:

Subsidiary:                           Country of Incorporation               Ownership & Voting Power
-----------                           -------------------------              ------------------------
Source Rock Holdings Limited                 New Zealand                                100%
Millennium Oil & Gas Limited                 New Zealand                                100%
Indo-Pacific Energy (NZ) Limited             New Zealand                                100%
Ngatoro Energy Limited                       New Zealand                                100%
PEP 38716 Limited                            New Zealand                                100%
Indo-Pacific Energy (PNG) Ltd.               Papua New Guinea                           100%
Odyssey International Pty Ltd [1]            Australia                                  100%
Indo-Pacific Energy Australia Pty Ltd. [2]   Australia                                  100%
Trans-Orient Petroleum (Aust) Pty Ltd        Australia                                  100%
ZOCA 96-16 Pty Ltd                           Australia                                  100%
Trans-Orient Petroleum (PNG) Ltd             Papua New Guinea                           100%

[1] During the reporting period, Odyssey International Ltd changed its name from its original name of Indo-Pacific Energy Pty Ltd to Indo-Pacific Energy (Aust) Pty Ltd, then to Indo (Aust) Pty Ltd, then to Odyssey International Pty Ltd and finally in 2001 to Odyssey International Ltd when it was converted to a public company. Its name was further changed, after the end of the reporting period, to Odyssey International Pty Ltd, on its re-conversion to a proprietary company.

[2] Indo-Pacific Energy Australia Pty Ltd was incorporated during fiscal 2001 as a public company called Indo-Pacific Energy Australia Ltd, and its name was changed, after the end of the reporting period, to Indo-Pacific Energy Australia Pty Ltd, on its conversion to a proprietary company

D. Property, Plants and Equipment

The Registrant's major operations and principal activities are in the oil and gas exploration and production business. The Company has operated in four countries over the past three years: New Zealand, Australia, Zone of Cooperation Area A between Australia and East Timor, China and Papua New Guinea. It now has no interests in China, since the expiry of a Production Sharing Contract in 1999. Apart from Petroleum Properties, the Registrant has only minor office assets held for the purpose of operating the business and some oilfield equipment and materials.

Petroleum Properties in New Zealand, Australia and Papua New Guinea

The Registrant holds a number of government issued permits in the jurisdictions of Australia, New Zealand and Papua New Guinea, which authorize prospecting and exploration for hydrocarbons.

Property                        Location                    Working Interest
Developed
PMP 38148              Taranaki Basin, New Zealand                 5.0%
(Goldie Sole Risk Area in PMP 38148)                             40.43%      [1]

Undeveloped
New Zealand
PEP 38256              Canterbury Basin, New Zealand             20.0%       [1]
PEP 38328              East Coast Basin, New Zealand             62.5%       [1]
PEP 38330              East Coast Basin, New Zealand             34.28% [2]  [1]
PEP 38332              East Coast Basin, New Zealand             62.5%       [1]
PEP 38335              East Coast Basin, New Zealand             25.0%
PEP 38716              Taranaki Basin, New Zealand               12.3%
PEP 38723              Taranaki Basin, New Zealand               80.0%       [1]
PEP 38736              Taranaki Basin, New Zealand              100.0%       [1]
PEP 38741              Taranaki Basin, New Zealand              100.0%       [1]
Australia
AC/P19                 Offshore Timor Sea, Australia            100.0%       [1]
AC/P31                 Offshore Timor Sea, Australia            100.0%       [1]
AC/P26                 Offshore Bonaparte Basin, Timor Sea       50.0%
ZOCA 96-16             The Timor Gap Zone of Cooperation         10%
Papua New Guinea
PPL 192                Onshore Papua New Guinea Foreland         60.0%       [1]
PPL 215                Onshore Papua New Guinea Foreland         80.0%       [1]
PRL 4&5                Onshore Papua New Guinea Foreland          7.5%
APPL 228               Onshore Papua New Guinea                  10%

[1] Operated by the Registrant
[2] Subject to final governmental documentation requirements.

General

Except for PMP 38148, which is a Production Mining Permit in New Zealand, the properties of the Registrant are Exploration Permits or Licences and have no proven hydrocarbon reserves.

Interests are quoted as at June 25, 2002.

Exploration Permits or Licenses have work obligations as described below.

At June 25, 2002, the Registrant has no encumbrances, liens or mortgages on the properties, except for a right of participation in favor of Lonman Pty Ltd ("Lonman"), which applies over the Registrant's interest in AC/P 19 and AC/P 26. Lonman may, prior to the first well or farm-in to the first well, exercise an option to acquire 5% of the Registrant's interest by repayment of past costs and contribution pro-rata to ongoing costs. Alternatively, if a farmout at a premium is made to a third party prior to the first well, Lonman shall be granted a Carried to Production equity amounting to 5% of the free carried equity of the Original Parties in such farmout. Lonman will be required to repay all past costs associated with this equity out of its share of production revenue. Following the drilling of the Anson North-1 well in AC/P 26, the Registrant's 50% interest in this permit is encumbered by a 0.625% Carried to Production equity in favour of Lonman.

For work planned to be done before December 31, 2002 on each property and estimated cost thereof, see Item 5B - Liquidity and Capital Resources. For further detail on each property and previous work done, refer to the Company's Financial Statements (Item 17).

For definitions of technical terms used in the description of properties, see the Glossary of Terms on page 3.

New Zealand

Unless otherwise indicated, petroleum exploration permits granted in New Zealand provide for the exclusive right to explore for petroleum for an initial term of five years, renewable for a further five years over one-half of the original area. The participants are allowed to exceed the committed work programs for the permits or apply for extensions or reductions of such work programs for any particular year. Any production permits granted will be for a term of up to 40 years from the date of issue. The New Zealand government has reserved a royalty of the greater of 5% of net sales revenue or 20% of accounting profits in any one year from the sale of petroleum products. No performance bond is required, but if the permit holder(s) do not satisfy the regulatory agency that they have met the performance obligations of the committed work program (or such variation as may have been agreed with the regulatory agency), the government has the power to cancel the permit.

Developed
New Zealand, Onshore Taranaki Basin, North Island

The Taranaki Basin is located on the west coast of the North Island. The sediments in the Taranaki Basin encompass a depth of some 25,000 feet with complex structure and geology. Compression across the eastern portion of the Basin created a thrusted fold belt up to ten miles wide, which contains the McKee, Tariki, Ahuroa and Waihapa-Ngaere fields. Further west in the onshore region are the fault bounded Kapuni, Ngatoro and Kaimiro fields. All these fields are currently in production.

Petroleum Mining Permit PMP 38148 (5.0%)

The Company's subsidiary, Ngatoro Energy Limited, owns a five percent participating interest and revenue interest in Petroleum Mining Permit 38148 ("PMP 38148").

The permit area is 9,442 acres. The permit expires on December 23, 2010. Production is from turbidite sandstones of the Mount Messenger Formation at depths of 1,500 metres to 2,000 metres. The other participants are New Zealand Oil & Gas Ltd (35.43%) and Greymouth Petroleum Acquisition Company Ltd (59.57%). New Zealand Oil & Gas Ltd is the operator.

By mid March 2002, the Ngatoro field had produced over 3.3 million barrels of oil and 7 billion cubic foot of gas. Gas continued to be sold under long term contract, and oil sold on a monthly basis at world market reference prices. A 'FracPac' stimulation of both Ngatoro-1 and Ngatoro-7 wells during the year produced substantial increases in oil production at both wells. In the case of Ngatoro-7, the flow was increased from 165 to 520 barrels per day. The success of these operations indicates that other wells, including Goldie-1, may benefit from such treatment. At the end of February 2002, production from the Ngatoro field was averaging 900 barrels of oil per day and 7.2 million cubic foot of gas per day. Remaining recoverable oil reserves under primary recovery are estimated at 0.7 million barrels. However, independent reviews recognise that approximately two million barrels of additional oil could be recovered from the N1 pool of the Ngatoro Field through a water flood project, as is successfully employed at the adjacent Kaimiro oil field. It is planned that such a water flood project be initiated during the 2002 year.

The Goldie-1 well was drilled by the Registrant at its sole risk, in the northwest of the permit area, during February/March 2001, and was completed as an oil producer. By mid May 2002, the well had produced 193,000 barrels of oil. Initial production averaged 600-700 barrels of oil per day on a " choke, which was reduced to a 3/8" choke in July in order to minimise associated gas production. Oil production then stabilised to around 500 barrels per day. Since that time production has continued with no significant problems, showing a typical depletion drive decline characteristic, averaging 300 barrels of oil per day in May 2002. Shell Petroleum exercised its right in July 2001 to back in to the Goldie project by paying Indo-Pacific a 59.57% share of the cost of the Goldie-1 sole risk well. Shell has since sold this share to a private New Zealand company, Greymouth Petroleum Acquisition Company Ltd. Indo-Pacific continues to take 100% of all petroleum revenues until the sole risk premium of six times the cost of Goldie-1 is recovered from net production revenues. The Goldie-2 well is planned to test the southern part of the Goldie pool, but has yet to be drilled, and a water injection recovery enhancement project also awaits the drilling of the Goldie-2 well.

The share in PMP38148 formerly held by subsidiaries of Fletcher Challenge Energy Limited (subsequently acquired by the Shell Group of Companies) has now (from April 16, 2002) been assigned by Shell to Greymouth Petroleum Acquisition Company Limited ("GPAC"). That company has now made certain claims as a permit holder and under the joint venture operating agreement. It also claims rights to purchase gas produced from Goldie by virtue of its interest, formerly held by Fletcher Challenge Energy Limited and assigned to GPAC, as Buyer under an agreement between the permit holders and Fletcher Challenge Energy Limited. These claims have not been articulated in any formal legal action but have been indicated to the Company in correspondence.

There are several distinct but related claims. The Company has reviewed and taken advice in respect of the claims, which are all at a preliminary stage, as at the reporting date. The Company considers that some of the claims have no merit, and others are sufficiently uncertain in their basis and factual background that the Company is unable to evaluate satisfactorily whether they have merit or not. However, in that latter category, none of the claims appear to have a material substantial impact for the Company, even if they prove to be successful. The particular claims are as follows:

o GPAC seeks to exercise rights under the Joint Venture Operating Agreement which would give it control over the conduct of the Goldie operations. The Company is unable to evaluate satisfactorily the degree of merit in this claim, though it considers it to be low to negligible. Even if the claim were successful, it is not likely to materially disrupt the revenue available to The Company from Goldie 1. However, it might possibly disrupt the flow of future revenues from potential future wells in the permit.

o GPAC claims that it has a right to purchase the gas produced from the Goldie discovery, by virtue of rights under the existing gas contract between the permit holders in PMP38148 and (formerly) Fletcher Challenge Energy Limited. The Company considers that this claim has no merit, but even if it were successful, would have little or no material financial impact.

o GPAC has claimed that the Company has been acting in breach of certain duties of the operator. The Company considers that this claim is without merit. However, even if the claim were successful, the Company does not consider that the financial consequences for The Company would be material.

o GPAC claims that the interest to which it is entitled in the Goldie discovery amounts to 92.2564% instead of approximately 59.57%. The Company considers that this claim is without merit, but even if the claim were successful, the financial impact on the Company, if any, is uncertain. If GPAC is entitled to the higher level of interest, it would be required to make an additional cash settlement to the Company and it would contribute to costs at a higher level and would share in production only after the Company has recovered its sole risk premium. Depending upon future oil prices, reservoir performance and other operational factors, any outcome for the Company may be positive or negative.

Following the success of the Goldie-1 oil discovery, several other prospects identified on the Ngatoro 3D seismic survey have been high-graded for drilling. In mid 2001, Indo-Pacific served a sole risk notice on the other joint venture participants to drill one of these, the Tabla Prospect, at its own cost and risk. Subsequently, both the other participants elected to join in this project, and the Company's interest in Tabla then reduced to 5%. The well site is situated 1 mile southeast of the Ngatoro field, and the well is scheduled for drilling in June 2002. If this is also a successful oil discovery, it is expected that several more such targets would be drilled.

Oil and gas information for the Registrant's last three fiscal years:

Summary of Oil and Gas Sales, Net of Royalties, by Country

--------------------------------------------------------------------------------
                           Year Ended          Year Ended          Year Ended
                       December 31, 2001   December 31, 2000   December 31, 1999
--------------------------------------------------------------------------------
Revenues:
--------------------------------------------------------------------------------
New Zealand (Ngatoro)
--------------------------------------------------------------------------------
   Sales revenue - Oil      $ 3,733,298       $   462,381        $   302,079
   Sales revenue - Gas      $    10,738       $    13,265        $    12,619
                            -----------       -----------        -----------
   Less Royalties              (369,536)          (23,962)           (15,248)
                            -----------       -----------        -----------
   Sales net of royalty       3,374,500           451,684            299,450
--------------------------------------------------------------------------------
Australia                          -                 -                  -
--------------------------------------------------------------------------------
Papua New Guinea                   -                 -                  -
--------------------------------------------------------------------------------
Revenue net of royalty        3,374,500           451,684            299,450
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                       Year Ended                  Year Ended                 Year Ended
                                    December 31, 2001          December 31, 2000          December 31, 1999
---------------------------------------------------------------------------------------------------------------
                                  Oil &       Natural         Oil &       Natural        Oil &       Natural
                                 Liquids        Gas          Liquids        Gas         Liquids        Gas
---------------------------------------------------------------------------------------------------------------
                                 (Bbls)        (MMcf)        (Bbls)        (MMcf)       (Bbls)        (MMcf)
---------------------------------------------------------------------------------------------------------------
Sales:
---------------------------------------------------------------------------------------------------------------
New Zealand                    163,900         44.5        17,090          49.3       19,768          38.6
---------------------------------------------------------------------------------------------------------------
Australia                         -             -            -              -           -              -
---------------------------------------------------------------------------------------------------------------
Papua New Guinea                  -             -            -              -           -              -
---------------------------------------------------------------------------------------------------------------

Reserves

The reserves quoted for the Ngatoro oil field are from the field Operator's estimated reserves, which are supplied annually to the New Zealand Ministry of Economic Development (formerly the Ministry of Commerce). The field Operator is an independent company: New Zealand Oil & Gas Limited, which employs its own independent petroleum engineering experts. The Registrant also contracted Johnston Consulting of Wellington, New Zealand, independent petroleum engineering consultant, to evaluate the Company's New Zealand reserves at December 31, 2000 and December 31, 1999 and at April 30, 2001, following the Goldie-1 discovery. The main difference between the reported Reserves at December 31, 2001, 2000, and 1999, is simply due to production from Ngatoro in the intervening interval, with the addition of Goldie reserves at end 2001.

---------------------------------------------------------------------------------------------------------------
                                    Reserves, Working Interest Before Royalties
                           ------------------------------------------------------------------------------------
                    As at:        December 31, 2001         December 31, 2000         December 31, 1999
                                  Oil &       Natural         Oil &       Natural        Oil &       Natural
                                 Liquids        Gas          Liquids        Gas         Liquids        Gas
                                 (MBbls)       (MMcf)        (MBbls)       (MMcf)       (MBbls)       (MMcf)
---------------------------------------------------------------------------------------------------------------
Proven

   New Zealand:
     Ngatoro                        212           650          53.7          152          70.4          30

   Australia                       -             -            -             -            -            -
   Papua New Guinea                -             -            -             -            -            -
---------------------------------------------------------------------------------------------------------------
Total proven                        212           650          53.7          152          70.4          30
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                          US$'000                    US$'000
---------------------------------------------------------------------------------------------------------------
Standardized Measure of
Discounted Net Cash Flows:
New Zealand:
   Revenue                                  8,697                      1,317                   1,646
   Less future production
     And development costs                 (5,163)                      (443)                   (573)
---------------------------------------------------------------------------------------------------------------
Net Revenue                                 3,534                        874                   1,073
Less Taxes                                     (2)                      -                       -
---------------------------------------------------------------------------------------------------------------
Net income                                  3,532                        874                   1,073
Less 10% discount                            (508)                      (161)                   (202)
---------------------------------------------------------------------------------------------------------------
Standardized Measure                        3,024                        713                     871
---------------------------------------------------------------------------------------------------------------

All reserves quoted are developed reserves, as they are from producing formations in the producing wells.

All reserves for New Zealand permits are quoted before royalties, in accordance with reserves figures published by the Ministry for Economic Development in New Zealand. Since royalties payable to the New Zealand government are calculated on an annual basis as the greater of 5% of net sales revenue or 20% of accounting profits from the sale of petroleum products, the amount (and percentage) of royalty attributable to the reserves is unable to be precisely calculated, and therefore reserves are quoted before royalties.

The undiscounted future net cash flow from proved producing oil and natural gas reserves is largely based on information provided by in-house reserve calculations. A discount factor of 10% was applied to estimated future cash flows to compute the estimated present value of proved oil and natural gas reserves. This valuation procedure does not necessarily result in an estimate of the fair market value of the Company's oil and natural gas properties. The standardized measure of discounted net cash flows from production has been calculated on the Registrant's 5% interest in the producing Ngatoro oil field and 40.43% working interest (but currently 100% revenue interest) in the Goldie pool, as these are the only interests the Company holds in proven oil properties, as at December 31, 2001. The standardized measure calculation for the property, at December 31, 2001, was $3,024,000, as compared to the Net Book Value of $762,847.

Estimates of Stock Tank Oil Originally in Place ("STOOIP") in the Goldie pool have been made by Johnston Consulting on the basis of four shut-in pressure surveys, the most recently in May 2002, together with an estimate of recoverable oil from Goldie-1 under primary recovery only, from decline curve analysis of the well's production history. Following the intended drilling of Goldie-2, and the acquisition of further production history and pressure data, a formal re-definition of Proven and Probable reserves in the Goldie pool will be made.

Undeveloped

New Zealand, Onshore Canterbury Basin, South Island

Petroleum Exploration Permit 38256 (20%)

The Canterbury Basin is located both onshore and offshore in the area surrounding Christchurch, on the east coast of the South Island. The total area of the onshore and offshore Canterbury Basin is about twelve million acres. The original area of PEP 38256 (some 2.76 million acres) covered approximately half of the onshore area. Half of that original acreage was surrendered, as required by the permit conditions, during the year.

Review of the permit, following the drilling of two wells in 2000, has identified the Rakaia Trough as the best area for possible generation of oil or gas, while seismic interpretation has identified the Salmon and Chertsey South leads as potential targets adjacent to this trough. Reprocessing of seismic data over Salmon has provided an improved image of this feature, but additional seismic data will be required before any drilling could be considered. In the adjacent offshore area, Anschutz Petroleum has plans to drill an exploration well during 2002. If this well is successful, it would enhance the exploration prospectivity of PEP 38256.

New Zealand, East Coast Basin, North Island

Petroleum Exploration Permit PEP 38328 (62.5%)

The permit area is now 387,869 acres, half the original acreage having been surrendered in June 2001, in accordance with the permit conditions, at the end of the first 5 years of the permit term. The permit was originally granted on July 1, 1996, and now expires on 30 June 2006.

The drilling of the Whakatu-1 well fulfilled all permit obligations to June 2001. Subsequent reprocessing of existing seismic data produced significant improvement in data quality, and highlighted several leads. The Hukarere-1 well was drilled by a third party adjacent to the 38328 permit boundary in late 2001, to test a structure lying dominantly within the 38328 permit. The results of this well remain confidential.

Petroleum Exploration Permit PEP 38330 (34.28%)

PEP 38330 was granted on July 1, 1996. The permit area is now 530,210 acres, half the original acreage having been surrendered during the year, in accordance with the permit conditions, at the end of the first 5 years of the permit term.

Due to difficult weather conditions, the permit participants sought permit variations to allow the Waingaromia-2 well to be drilled later than originally scheduled by the permit work program. The Waingaromia-2 well finally commenced in late April 2002, to test the zones which reportedly produced oil in the 1880's Waingaromia-1 well. The proximity of the spectacular Waitangi oil seeps, and of oil in several old well bores, demonstrated the potential for oil discovery. Waingaromia-2 was drilled to a target depth of 502 metres (1650 feet). Despite a number of oil and gas "shows", no reservoir was encountered, and the well was plugged and abandoned.

Petroleum Exploration Permit PEP 38332 (62.5%)

PEP 38332 was granted on June 24, 1997. The permit area is situated immediately south of PEP 38328 and is 1,000,122 acres in area.

Through the past acquisition of 110 miles of new seismic, reprocessing of over 100 miles of existing seismic and the completion of a variety of geological studies, a number of exploration leads and prospects have been identified. The Speedy structure was drilled in July 2000, but was plugged and suspended due to difficult drilling conditions and lack of evidence of a reservoir, and the Joint Venture is now proceeding to plug and abandon the well.

During 2001, field mapping was conducted in the vicinity of the Waewaepa and Oporae Leads in PEP 38332, to confirm oil generation and reservoir rock presence. Further seismic reprocessing is planned for 2002.

Petroleum Exploration Permit PEP 38335 (25.0%)

Petroleum Exploration Permit PEP 38335 was granted on November 29, 1998.

The Waitaria-2 well was drilled adjacent to the Waitaria-1 site in February 2001. Although electric logging confirmed an extended interval of interbedded sandstones and mudstones from 4,500 to 7,000 feet, an open hole flow test failed to produce any gas and the well was plugged and abandoned in early March 2001.

The previous operator has given notice to withdraw from the permit, and Indo-Pacific has been elected as the ongoing operator, with a revised permit interest of 50%. This withdrawal is still subject to negotiation and completion of documentation. Ongoing permit work is planned to include seismic reprocessing and field work, to define several possible structures identified in the area.

New Zealand, Onshore Taranaki Basin, North Island

Petroleum Exploration Permit PEP 38716 (12.3%)

PEP 38716 was granted on January 30, 1996. PEP 38716 is situated in the eastern margin of the onshore Taranaki Basin and covers an area of approximately 33,000 acres. It is located adjacent to the Waihapa-Ngaere oil and gas field, and the gathering station for the Waihapa-Ngaere oil and gas field is located within two miles of the boundary of PEP 38716. Previous exploration of PEP 38716 has included several hundred miles of seismic and several wells, all of which had oil shows.

The Huinga-1B well was commenced in April 2002 as a re-entry of the Huinga-1 well (originally drilled March-May 1999), to deviate 1600 feet westwards and test a Tariki sands trap below 13,000 feet, beneath the overthrust basement block. This trap is of similar style to Swift Energy's Rimu oil discovery 14 miles to the south along this same fault trend. Indo-Pacific has farmed out an interest in the PEP 38716 permit, and most of its costs through Huinga-1B will be met by the German company Preussag Energie GmbH. By June 27, 2002, the well had reached a depth in excess of 14,000 feet. Total mud losses occurred beneath 14,000 feet, while still in the basement overthrust block, and on re-establishment of circulation, high gas levels and oil globules in the drilling mud were observed. This is consistent with the presence of hydrocarbons in fractures. Several sandstone beds have now been intersected in the Kapuni target., and electric logging is continuing. but no decision had yet been made as to whether or not to flow-test the well.

Petroleum Exploration Permit PEP 38723 (80%)

PEP 38723 was granted on October 30, 1997. The permit is 19,807 acres in area.

An agreement was entered into with Texas exploration company TPIC in mid 2000, whereby TPIC agreed to fund the cost of drilling the Ratapiko-1 well and to fund a second well then yet to be defined within the permit area, in order to earn a total 55% equity in the permit. Following this agreement, the Company's equity in the permit area reduced to 36%.

The Ratapiko-1 well was drilled in January 2001. The well was fully funded by TPIC. Good quality and thickness reservoir sandstones were intersected at the main target objective near 4,000 foot depth, but contained no indications of oil. Several gas charged sandstone intervals were encountered between 2,600 and 3,000 feet, but were deemed to be uneconomic, and the well was plugged and abandoned. This well met the permit obligation to drill a well during the first 3 years of the permit term. TPIC subsequently withdrew from the permit and re-assigned its interest to the other joint venture participants, including the Registrant.

Seismic reprocessing is in progress to delineate possible Mt Messenger targets and the Totara West deep gas prospect, which lies on trend with the Mangahewa gas field situated in a third party permit a few miles to the north. Seismic acquisition is scheduled for later in 2002.

Petroleum Exploration Permit PEP 38736 (100%)

Petroleum Exploration Permit 38736 ("PEP 38736") was granted on July 14, 1999.

The Kahili-1 well was drilled during December 2001 to February 2002 to a depth of 9950 feet, to test a structure situated on the Tariki thrust trend, 3 miles north of the Tariki gas-condensate field. The target Tariki sands were intersected 800 foot deeper than expected. The upper 180 feet of these sands were interpreted from electric log and pressure data to be oil bearing, and a short term open hole flow test of this interval produced 1-2 barrels of a light sweet oil similar to that in adjacent oil fields, together with formation water. Remapping of the structure shows that a well deviated 2000 feet to the southeast can expect to intersect theTariki sands some 900 feet shallower than at Kahili-1.

The Kahili-1A well is planned to test this target during the 2002 year, and should also intersect the shallower Tikorangi limestone at a crestal location where it may be an oil bearing fracture reservoir. Additional parties are being sought to assist in funding this well. Approximately 50% of the funding of Kahili-1A has been secured from third parties as at the report date, and this well is planned to be commenced in July 2002.

Petroleum Exploration Permit PEP 38741 (100%)

The original PEP 38720 was relinquished at the end of its first five year term in September 2001. PEP38741 was awarded in May 2002, covering approximately 3,100 acres in the northern half of the old PEP 38720 area, where the Waitoriki Prospect is mapped as a gas-condensate target at 13,000 feet. Waitoriki can be tested by re-entering and deepening the Clematis-1 well, which lies within PEP 38741.

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

Offshore Permit AC/P19 (100%), Timor Sea

AC/P 19 was granted to the Registrant (65%) and Mosaic Oil NL (35%), commencing 30 May 1997. In May 2001, the Registrant agreed to accept Mosaic Oil's interest on its withdrawal from the permit.

AC/P19 is approximately 370,000 acres in area, located across the southern Ashmore Platform and Cartier Trough area in the Timor Sea. A permit variation was sought, to allow further seismic acquisition over Ursa to replace the drilling of a well during Year Five of the permit, with the well placed in Year Six. This variation was allowed and a 100 mile seismic survey over the Ursa Prospect was acquired in January 2002 and is being incorporated with existing seismic data to define an optimal drilling location. Ursa is a large structure of a type in which major oil fields have been discovered elsewhere, and is situated adjacent to the oil generative Paqualin Trough. Nearby oil discoveries and oil 'shows' in the immediately adjacent well improve the chances of oil charge in Ursa. Third parties will be sought to fund this well for drilling in late 2002/early 2003. A suspension of the permit until end 2002 was sought and granted in June 2002. This will allow time to complete technical evaluation prior to entering into Year Six of the permit term (now being calendar 2003).

Offshore Permit AC/P31 (100%), Timor Sea

AC/P 31 was granted to the Registrant (65%) and Mosaic Oil NL (35%), commencing September 12, 1999. In May 2001, the Registrant agreed to accept Mosaic Oil's interest on its withdrawal from the permit. The permit covers 20,759 acres, and is being explored in conjunction with the adjacent, larger AC/P 19.

Offshore Permit AC/P26 (50%) , Bonaparte Basin

Permit AC/P26 was granted under the Petroleum (Submerged Lands) Act 1967 on February 25, 1997 to the Registrant, West Oil N.L. and Mosaic Oil N.LMosaic Oil
N. L. was the operator, but in early 2001 the Registrant and West Oil NL agreed to accept Mosaic Oil's interest on its withdrawal from the permit.

The permit covers 103,290 acres, situated about 120 miles offshore from the Western Australia coastline and is administered by the state government of the Northern Territory, Australia. A permit variation was granted to allow for the acquisition of 2D seismic and the drilling of a well during 2001.

Several prospects have been defined by 2D and 3D seismic, including the Rossini and Anson West structures. During 2001, Anadarko Petroleum carried out an evaluation of the permit, including the acquisition of a 120 mile seismic survey over the Rossini Prospect. Anadarko identified the Anson North target, near to the existing Talbot oil field, for initial exploration drilling, and drilled the

Anson North-1 well to a depth of 6,400 feet during February 2002. This fulfills the modified permit obligation to drill an exploration well by February 2002. The target reservoir was encountered over 100 foot deeper than expected, and did not contain hydrocarbons. Anson West and Rossini remain the preferred prospects in the permit, and are not downgraded by Anson North-1. Future work in the permit will focus on these targets. Anadarko elected not to take up any interest in AC/P 26 following the Anson North-1 well.

Timor Gap Zone of Cooperation

Zone of Cooperation Area A Block 96-16 (ZOCA 96-16), Australia and East Timor (10%)

The Timor Gap Zone of Cooperation was established in 1989 by treaty between Indonesia and Australia in settlement of a dispute between the two countries during the 1980's regarding the boundary between their respective economic zones, which had halted all exploration of this prospective area. ZOCA 96-16 lies within Area A of the Zone of Cooperation, which is now jointly administered by Australia and the United Nations (on behalf of the Republic of East Timor). A revision to the profit sharing arrangement between these countries, entered into May 2002, has no bearing on the fiscal terms applying to the Registrant. However, certain tax issues in their joint jurisdiction area are presently under negotiation between these countries, and may impact on the registrant's equity at some future date.

ZOCA 96-16 is subject to an annual contract service fee of US$125,000 and a production sharing agreement with the Australia-United Nations Joint Authority. For the first five years of production, the Joint Authority is entitled to 50% to 70% of the initial 10% of gross production, and of the initial 20% of gross production for each year thereafter. Any excess production, after deduction of allowable operating costs and investment credits of 127% of exploration expenditures, is shared with the Joint Authority at rates of 50% to 70%. In addition, any taxable income from the area is also subject to a combined tax regime, with an effective corporate tax rate of 42%. The production sharing agreement has a stated term of 30 years, but if no petroleum has been located in commercial quantities before November 14, 2002 the participants may by notice extend the term over the remaining area to November 14, 2006. If no petroleum has been discovered in commercial quantities by this date, the contract will terminate. Before November 14, 2002 the participants are required to relinquish a further 25% of the difference between the area granted in the production sharing contract less any area allocated to a commercial discovery. If the permit holder(s) do not satisfy the regulatory agency that they have met the performance obligations of the committed work program (or such variation as may have been agreed with the regulatory agency), the Joint Authority has the power to cancel the permit, and to require payment of any outstanding portion of the annual service fee remaining to be paid to the end of the 6 year permit term.

Permit review work has focused on prospects identified in the eastern part of the permit area. The Operator has advised the joint venture that they may propose to drill an exploration well in the east of the permit area during 2002. This is planned to test the Portrush Prospect, which may contain gas-condensate, which if successful would supplement the reserves in the nearby supergiant Undan-Bayu field. The Operator announced in March 2002 that, as a participant in a third party permit, it was proceeding with development of Undan-Bayu. This will include a several hundred mile pipeline to Darwin, where they plan to construct an LNG (liquefied natural gas) plant.

Papua New Guinea

Petroleum Prospecting Licenses in Papua New Guinea are granted for a standard 6-year term, on the basis of an acceptable program of work. If the permit holder(s) do not satisfy the regulatory agency that they have met the performance obligations of the committed work program (or such variation as may have been agreed with the regulatory agency), the government has the power to cancel the permit, and to require forfeiture of a license bond of between Kina 50,000 to Kina 100,000 (3 Kina = approx $1). A Petroleum Prospecting License awards the exclusive right to explore for petroleum for an initial six year term, extendable for a further five year term over 50% of the original area, and the exclusive right to enter into a production agreement upon a discovery. A production agreement provides the right to produce any oil and gas discovered for a period of up to 25 years from discovery, extendable for a further period of not more than 20 years, subject to a maximum 22.5% participating interest that can be acquired by the Government of Papua New Guinea, which includes a two per cent participating interest that can be acquired by local landowners.

Petroleum Prospecting Licence PPL 192 (60%)

PPL 192 was granted on January 28, 1997. It comprises some 1,250,000 acres located in the foreland of the Papuan Basin, immediately south of the Highlands fold belt. The area is covered by forests and is relatively flat and sparsely populated, and due to the lack of roads, the principal mode of transport is the Strickland River.

AVO and Fluid Replacement studies have high-graded the Douglas prospect as a drilling target, and the drill site has been inspected and surveyed as the first step in logistics planning for the Douglas well. Under the modified terms of the license, the well was to be drilled by end January 2002. Participants to assist in funding such a well continue to be sought.

An application has been made to replace this licence and PPL 215 with a single permit covering the most prospective part of the acreage. This application has been registered as APPL 231, and is presently under consideration by the PNG Department of Petroleum and Energy. Indo-Pacific holds 90% of the APPL 231 application, and would be operator of the new licence. The Petroleum Advisory Board, which awards new licences, has delayed meetings due to political unrest, which is expected to be short-term.

The initial work stage of APPL 231, if granted, would be to acquire a further seismic survey over the southwestern corner of the Douglas Prospect and the adjacent Aiema Prospect. These prospects are well situated from a development perspective, being close to a major navigable river for oil export, and an accessible pipeline route to the planned PNG-Australia pipeline system.

Petroleum Prospecting Licence PPL 215 (80%)

PPL 215 was awarded in May 1999 and it covers approximately 580,000 acres situated in the Papuan Basin Foreland, and adjoins the Registrant's PPL 192 permit. This licence is being explored in conjunction with PPL 192.

Petroleum Retention Licenses PRL 4 (7.5%) and PRL 5 (7.5%)

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

On February 15, 2000, Papua New Guinea's Minister for Petroleum & Energy granted to the Company and its joint venture partners a Petroleum Retention License
(PRL5) for an initial 5 year term over an area of approximately 190,000 acres incorporating the potential extent of the Ketu-1 and Elevala-1 gas-condensate discoveries; and on September 1, 2000 awarded PRL4 for a 5 year term over an area of approximately 80,000 acres incorporating the potential extent of the Stanley-1 gas-condensate discovery. These areas are excised from the original area of the Registrant's PPL 157. The remaining area of PPL 157 was relinquished in 2001.

A review of hydrocarbon entrapment within PRL 4 & PRL 5 areas was completed during 2001. Apart from the known fields, as established by the Elevala-1, Ketu-1 and Stanley-1 gas-condensate discovery wells, the review established several other targets in the areas. These licences, together with Indo-Pacific's other permits to the southwest, have the potential to be a substantial source of gas to Australia via the planned PNG-Australia gas pipeline. This mega-infrastructure project, led by ExxonMobil, plans to build a 2,000 mile pipeline across the Coral Sea to link the gas fields of PNG with the eastern seaboard of Australia - its population and industrial heartland. In March 2002, ExxonMobil announced the first gas sales agreement with AGL, and is reported to be in negotiation with several major Australian power generators. The first gas deliveries are planned for 2006, providing the construction of the pipeline proceeds.

Petroleum Prospecting License PPL 228 (10%)

PPL 228 was granted in May 2001 for an initial term of six years, covering an area of some 830,000 acres, including part of the Registrant's previous PPL 213, which has now been relinquished. A seismic survey is planned over the Amdi and Maipa Prospects in late 2002.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis is management's opinion of the Company's historical financial and operating results and should be read in conjunction with the audited consolidated financial statements of the Company (See ITEM 17) for the years ended December 31, 2001, 2000, and 1999, together with the notes related thereto. The financial statements have been prepared in accordance with Canadian GAAP, and a reconciliation to US GAAP is provided in Note 13 to the financial statements, under Item 17. All dollar values are expressed in U.S. dollars, unless otherwise stated. All references to daily production are before royalty, unless stated otherwise.

A. Operating Results

Summary

The Registrant is in the exploration and evaluation stage on nearly all of its oil and gas properties. The Registrant has experienced losses in each fiscal period to December 2000, but reported a net profit for the 2001 year of $1,108,799. Total losses incurred from incorporation to December 31, 2001 were $8,547,307.

1.   Discussion of Material Changes

Production revenues and costs

Except for the Registrant's interest in Petroleum Mining Permit 38148, the Registrant's petroleum permits are in the exploration stage and do not generate any production revenues. The Registrant holds a 5% participating interest and revenue interest in PMP 38148 generally and 40.43% participating interest (but currently 100% revenue interest) in the Goldie pool within that permit, located in the Taranaki Basin, North Island, New Zealand. From this permit, the Registrant receives 5% of the total revenues from oil and gas production from the Ngatoro oil field and, from March 2001 until the sole risk premium is paid back out of revenues by the other joint venture participant, 100% of the revenues from the Goldie oil field.

The Registrant's share of production revenue from oil and gas sales from PMP 38148 was $3,744,036 for the year ended December 31, 2001, $475,646 for the year ended December 31, 2000, and $314,698 for the year ending December 31, 1999. The increase for the year was largely due to increased oil production as a result of the Goldie oil field commencing production in March 2001, together with some effect from a rise in the average crude oil selling price during the period.
Oil production was 163,900 Bbls for the year ended December 31, 2001, 17,090 Bbls for the year ended December 31, 2000 and 19,768 Bbls for the year ended December 31, 1999.

Production costs and royalties were $1,021,776 for the year ended December 31, 2001, $59,373 for the year ended December 31, 2000, and $65,846 for the year ended December 31, 1999. With depletion costs of $266,329 for 2001, $112,332 for 2000, and $104,475 for 1999, the net income from production was therefore $2,455,931 in 2001, compared to $303,941 in 2000 and $144,377 in 1999.

Production costs increased significantly in the year ended December 31, 2001, as a result of the increase in oil production.

Interest income

The Registrant's interest income on cash and deposits held was $94,954 for the year ended December 31, 2001, $224,549 for the year ended December 31, 2000, and $358,911 for the year ending December 31, 1999. The interest income has decreased during the last three years as cash held on deposit has decreased, being invested in petroleum properties.

Costs and expenses

General and administrative expenses for the year ended December 31, 2001 were $735,624, compared to $743,600 for the year ended December 31, 2000 and $540,622 for the year ended December 31, 1999. Differences in administrative expenses have mainly been due to exchange variations recognized in each year. $706,462 was written off against oil and gas properties for the year ended December 31, 2001, as compared to $2,725,925 in the year ended December 31, 2000 and $983,168 in the year ended December 31, 1999. The amounts written off on Oil and Gas Properties for the year were mainly due to the negative results in PEP 38335 resulting in a diminution in value in that permit.

An operating gain of $1,108,799 for the year ended December 31, 2001 was achieved, compared to operating losses of $(2,941,035) for the year ended December 31, 2000, and $(1,020,502) for the year ending December 31, 1999. The current year 2001 gain is due to the commencement of production from Goldie-1 from March 2001.

Interest expense

The Registrant finances its business primarily from the issuance of common shares and to a lesser extent from the receipt of petroleum revenues from its interest in the Ngatoro oil field, New Zealand. The Registrant has not effected any borrowing and has consequently not incurred any interest expense.

Capital expenditure

In the year ended December 31, 2001 the Registrant incurred expenditures in the acquisition, exploration and development of petroleum interests of $2,430,115. Of this amount, $511,044 is included in accounts payable and will be paid in 2002. The amount incurred in the acquisition, exploration and development of petroleum interests for the year ended December 31, 2000 was $1,701,808 and for the year ended December 31, 1999 was $1,970,198.

2. Inflation

The Registrant operates in New Zealand, Australia and Papua New Guinea, where inflation for the Registrant's operational costs has been at low levels in recent times - i.e. in the 2-5% range.

3. Foreign Currency Fluctuations

The Registrant holds its cash reserves and receives the majority of its revenues in US dollars, but incurs the majority of its expenses and its petroleum property expenditures in Australian and New Zealand dollars. Subsequent to the reporting date, the value of both the Australian and New Zealand currencies has increased against the value of the US currency to the detriment of the Registrant during that period. The Registrant does not currently hedge its exposure to currency rate changes, although it may choose to selectively hedge exposure to foreign currency exchange rate risk. The Registrant, however, has no policies relating to the foregoing.

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

B. Liquidity and Capital Resources

1. Liquidity

As of December 31, 2001 the Registrant had $2,738,719 in working capital as compared with $2,981,169 as of December 31, 2000 and $6,130,997 as of December 31, 1999.

The production revenue which the Registrant currently receives from the Ngatoro and Goldie oil fields covers the Registrant's operating expenses and provides a significant net income (approximately $100,000 per month). The Registrant also receives some interest income on deposits held in US dollars and New Zealand dollars. These revenues will improve the Registrant's anticipated available cash funds. However, in order to satisfy the required capital expenditures for the upcoming fiscal year, the Registrant will need to raise additional capital from outside sources, or to farm-out capital expenditures, or to reschedule and defer commitments. The Registrant relies on its ability to raise additional capital through the issuance of common shares, which has a dilutive effect on the Registrant's shareholders. It is uncertain whether the Registrant will be able to secure outside sources of capital in an amount that is sufficient for it to continue with its current operations on its permits. The Registrant has not borrowed any loan funding and does not intend to do so.

In the year ended December 31, 2001, operating activities generated a cash surplus of $2,274,574, This compares with a cash deficiency of ($215,055) in the year ended December 31, 2000 and a cash surplus of $173,308 in the year ended December 31, 1999. The improvement in 2001 was due to the significant increase in oil production due to production commencing from the Goldie oil field.

In the year ended December 31, 2001, cash of $1,919,071 was applied towards the exploration and development of the Company's oil and gas properties. A significant portion of this relates to the drilling costs of the successful Goldie oil well which was drilled in February/March 2001. In the year ended December 31, 2000, cash of $1,701808 was applied towards the exploration and development of the Company's oil and gas properties and in the year ended December 31, 1999, cash of $1,923,921 was spent. The amount of cash required to be spent each year on exploring and developing the Company's properties varies according to the activity undertaken. In addition, the Company has used cash to purchase plant and equipment of $12,710 in the year ended December 31, 2001, and $41,449 in the year ended December 31, 2000, and $82,265 in the year ended December 31, 1999.

The audit report on the Registrant's December 31, 2001 financial statements recorded that there is substantial doubt regarding the ability of the Registrant to continue to meet all its future commitments in relation to the properties it holds.

In fiscal 2002, the Registrant originally estimated that it would require cash of $6.36 million to carry on its operations. Due to farmout arrangements already made and work already completed as June 22, 2002, that total has been revised, for the remainder of fiscal 2002, to $1 million of required work obligations and $2.2 million of planned other work. Of this total of $3.2 million, it estimates that $1.95 million will be generated from existing cash available and revenue from operations, and it plans to raise the balance of $1.25 million by the issue of common shares or by seeking farmout agreements with third parties.

Subsequent to the end of the reporting period, the Registrant has met all permit commitments, either by direct funding or by farm-out of parts of its permit interests to third parties, except in relation to PPL 192 in Papua New Guinea. The Registrant's working capital had been reduced to approximately $2.27 million at the end of April 2002.

2. Capital Resources

The Registrant's capital resources have been comprised primarily of private investors, including members of management, who are either existing contacts of the Registrant's management or who come to the attention of the Registrant through personal and business contacts, financial institutions and other intermediaries. Conventional bank financing of exploration projects is generally unavailable to resource companies, which are in the exploration stage, in the absence of significant producing properties that can be used as collateral. The Registrant's producing property (PMP 38148) has been of too small a scale to be used for such purpose, and the Registrant does not intend that it be used for such purpose. The Registrant's access to capital is always dependent upon general financial market conditions, especially those which pertain to venture capital situations such as oil and gas exploration companies. The Registrant has no binding agreements with management, investors, shareholders or anyone else respecting additional financing at this time, but has announced a proposal for a private placement to be taken up by Trans-Orient Petroleum Ltd, which is currently not being pursued. Due to the speculative nature of the Registrant's business and its limited revenue generating assets, potential investors are generally limited to those willing to accept a high degree of risk. Therefore the number of outside sources of capital for the Registrant are somewhat limited. Other than the foregoing, there are no other trends in the nature of its capital resources which could be considered predictable.

3. Capital Commitments

Plan of Operations

The Registrant is required to carry out the following significant work obligation projects by the following date(s):

Anticipated Total Work Obligation Before December 31, 2002
(As at 31 December 2001)

Property          Description of Work            (US$)         Source of funds

Developed
PMP 38148           Maintenance                 34,000

Undeveloped
PEP38716            Drill Huinga-1B             25,000
PEP 38736           Kahili-1 drill           1,382,000
PEP 38330           Drill Waingaromia-2        150,000
AC/P 19             Acquire 100 mile seismic   150,000
AC/P 31             Admin and studies           16,000
AC/P 26             Anson North drill        1,595,000
PPL 192             Drill Douglas            3,000,000
ZOCA                Studies                      8,000
                    ----------------------------------
Total Work Obligation Commitments           $6,360,000

These estimates have been revised as at 20 June 2002, and the amendments are as follows:

Property          Description of Work            (US$)         Source of funds
Developed
PMP 38148         No work commitments              NIL

Undeveloped
PEP38716          Drill Huinga-1B              300,000         Farmout and working capital
PEP 38723         Acquire 10 km seismic        100,000         Funded by working
capital
PEP 38330         Drill Waingaromia-2          150,000         Funded by working capital
AC/P 19           Acquire 100 mile seismic     200,000         Funded by working capital
PPL 228           Acquire 25 km seismic        250,000         Funded by working capital
                    ----------------------------------
Total Work Obligation Commitments           $1,000,000

In addition to the above required work programs, the Registrant is planning to carry out the following significant projects during fiscal 2002:

Anticipated Planned Work Before December 31, 2002
(As at 20 June 2002)

Property          Description of Work                   (US$)             Source of funds
Developed
PMP 38148         Goldie-2 Drill, Complete and Test       850,000         Working Capital
                  Tabla-1                                  50,000         Working Capital
                  Ngatoro water flood                      50,000         Working Capital

Undeveloped
PEP 38736 (TB)    Drill & Test Kahili-1A                1,250,000         Part Funded by Farmout
                    ----------------------------------
Total Planned Program                                  $2,200,000

The projects completed to date from the above programs are AC/P 19 seismic, drilling of Anson North and Waingaromia-2. Huinga-1B is in progress as at the date of this report.

One of the major capital items in the $6.36 million budget at December 31, 2001, the drilling of Anson North in AC/P 26, was farmed out to Anadarko, a US company, which covered all of the Company's costs. 10% of the Company's costs of drilling Waingaromia-2 were farmed out to Sun Resources NL, an Australian company, and the drilling of Douglas in PPL 192 was deferred until further notice (see section on Papua New Guinea in Item 4 D. - Property, Plants and Equipment).

In addition to the above significant expenditures planned as at June 2002, the Registrant anticipates various minor expenditures on geology and geophysics desk and field studies in various permits, which will total approximately $200,000 for fiscal 2002, and will be funded from working capital.

For the 5 months to May 31, 2002, the Registrant has successfully funded its projects from working capital, production revenues and/or farmout agreements and the Registrant has replenished working capital from revenues from production from the Goldie discovery. It is anticipated these revenues will continue to build working capital for the remainder of fiscal 2002, as well funding the smaller projects yet to be completed. The Registrant intends to continue to investigate the possibility of funding expenditure through farmouts to other exploration companies and/or by raising additional capital by private placement or public investment. If such funding does not become available as appropriate, the Registrant intends to seek deferral of projects until such time as funding is available. If none of these options is possible, the Registrant would then be required to relinquish certain properties.

C. Research and development, patents and licenses

Not applicable

D. Trend Information

Significant trend information since the latest financial year:

The most important trend for the Registrant is production and sales of oil. Trends which are also important are oil prices and exchange rates, as the revenue is subject to international prices and the Registrant's costs are mainly in NZ$, so the NZ$/US$ exchange rate is important.

Oil production and sales, prices and exchange rates for the months subsequent to December 31, 2001:

--------------------------------------------------------------------------------------------------------------------
Month                     Production           Sales           Oil price             Revenue            Exchange
                            (bbl)              (bbl)            (US$/bbl)           (US$'000)           (NZ$/US$)
--------------------------------------------------------------------------------------------------------------------
January 02                 12,888             12,807             17.1456               220               0.4160
--------------------------------------------------------------------------------------------------------------------
February 02                11,188             11,182             17.6796               198               0.4205
--------------------------------------------------------------------------------------------------------------------
March 02                   12,032             11,894             20.6738               246               0.4392
--------------------------------------------------------------------------------------------------------------------
April 02                   10,531             11,268             22.5367               254               0.4470
--------------------------------------------------------------------------------------------------------------------
May 02                      6,149              6,370             23.0749               147               0.4760
--------------------------------------------------------------------------------------------------------------------

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

The names, municipality of residence, age and position held of the directors and senior management of the Registrant are as follows:

Name                      Residence          Age      Position Held

Dr. David Bennett [1]     Wellington,         56      President, Chief Executive
                          New Zealand                 Officer and Director

Ronald Bertuzzi [1]       Vancouver           64      Director
                          B.C., Canada

Alex P. Guidi [3]         Vancouver,          42      Director
                          B.C., Canada

Brad J. Holland [1][2]    Saudi Arabia        44      Director

David McDonald            Vancouver,          70      Chairman of the Board and
                          B.C., Canada                Director

Bernhard Zinkhofer [1][4] Vancouver,          47      Director
                          B.C., Canada

Jeanette Watson           Wellington,         38      Corporate Secretary
                          New Zealand

Jenni Lean                Wellington,         51      Corporate Affairs
                          New Zealand                 Manager

[1] Member of audit committee.

[2] Resigned on January 7, 2002.

[3] Did not seek re-election at the Annual General Meeting on June 4, 2001.

[4] Appointed February 20, 2001

Dr. David Bennett
Dr. Bennett has been a member of the board of directors and an officer since October 1996, being appointed as Chief Executive Officer on October 30, 1996. Dr. Bennett received a Bachelor of Arts (Natural Sciences) from Cambridge University in 1968 and a Master of Science in Exploration Geophysics from the University of Leeds in 1969. In 1973, Dr. Bennett received his doctorate in Geophysics from the Australian National University and from 1973 to 1975 conducted post-doctoral research at the University of Texas (Dallas). From 1975 to 1977, Dr. Bennett was a post-doctoral fellow and lecturer at the Victoria University of Wellington, New Zealand. From 1977 to 1982, Dr. Bennett was employed by the Department of Scientific and Industrial Research, Government of New Zealand and from 1982 to 1994 was employed as geophysicist, exploration manager and finally general manager by New Zealand Oil and Gas Ltd. Dr. Bennett was an independent consultant from 1994 to 1996 when he joined the Registrant and other associated companies. From November 1996, Dr. Bennett was a member of the board of directors, and from April 1997, the President, of Trans-Orient Petroleum Ltd. In 2000, Dr. Bennett resigned the position of President of Trans-Orient Petroleum Ltd, and in 2001 resigned as a member of the board of directors of that company. He was also, from April 1997 to April 2001, a member of the board of directors of Durum Cons. Energy Corp. (since re-named TAG Oil Ltd.). Since June 25, 1998, he has been a member of the board of directors of AMG Oil Ltd. Dr. Bennett spends approximately 95% of his total work time on behalf of the Registrant. Dr. Bennett's spouse, Ms Jenni Lean is also employed by the Company as Corporate Affairs Manager.

Mr. David R. McDonald (Non-Executive Chairman)
Mr. McDonald has been a member of the board of directors and the Non Executive Chairman since February 2000. Since his retirement from a long career of 43 years in the Oil Exploration and Production industry in 1995, Mr. McDonald has stayed abreast of the industry with Directorships in Oil Companies that have involved him in Italy, Colombia, and since 2000 solely with Indo Pacific Energy Ltd. This follows a successful 13 year career in Canada, where he was a key member of the Burmah Oil team (BOCAL) that operated and made the initial large discoveries on Australia's North West Shelf, rising from Chief Geophysicist in 1965 through Exploration Manager and thence to General Manager Exploration and Production when the interests were sold to BHP & Shell in 1976. In 1977, he joined Hudbay Oil, the company that eventually became part of Lasmo in 1977, he held positions of Managing Director of the Lasmo Companies in Australia for 13 years; Director of New Ventures Lasmo plc in London (1 year); and Managing Director of the Lasmo Companies in Italy, in Rome (3 years). He has been honored with a Distinguished Membership in 1981 by the Petroleum Exploration Society of Australia (PESA). He is also a recipient of an Honorary Life Membership in 1990 and a Reg Sprigg Gold Medal in 1998 from the Australian Petroleum Production and Exploration Association (APPEA).

Mr. Ronald Bertuzzi
Mr. Bertuzzi was a member of the board of directors from October 2, 1992 to October 30, 1996 and was re-appointed on March 31, 1998. Mr. Bertuzzi received a Bachelor of Economics from the University of British Columbia in 1965 and has worked in the medical sales and product development industries since that time. For the last ten years, Mr. Bertuzzi was a sales manager with El Rad Services of Vancouver, B.C. in Canada. Mr. Bertuzzi is a member of the board of directors of several companies, including AMG Oil Ltd., of which he is president, and Gondwana Energy, Ltd., of which he is a member of the Board of Directors.

Mr. Alex Guidi
Mr. Alex Guidi has been a member of the board of directors and an officer since October 1996. Mr. Guidi has organized and financed five oil and gas companies including the Registrant. The other four companies are Walking Stick Oil and Gas Ltd., Trans-Orient Petroleum Ltd, AMG Oil Ltd. and Durum Cons. Energy Corp. (recently re-named TAG Oil Ltd.). Mr. Guidi was chairman of the board and a member of the board of directors of the Registrant from October, 1996, until February 2000, when Mr. McDonald replaced him as chairman, and in June 2001, Mr. Guidi did not seek re-election to the board. From July 1988 to December 1995, Mr. Guidi was a member of the board of directors of Trans-Orient Petroleum Ltd., being re-elected a member of the board of directors on January 28, 1998 and chairman on April 22, 1998. From December 1990 to May 1996, Mr. Guidi was a member of the board of directors of Durum Cons. Energy Corp. and was president from August 1992 to May 1996. From August 6, 1997, Mr. Guidi has been a member of the board of directors of AMG Oil Ltd.

Mr. Brad Holland
Mr. Brad Holland was a member of the board of directors from May 1996 to February 1997, an officer from February 1997 to October 15, 1997, was re-appointed a member of the board on October 15, 1997, and resigned from the board on January 7, 2002. Mr. Holland received a Bachelor of Science in Chemical Engineering from the University of Alberta in 1979. Mr. Holland was initially employed for two years by John Holland Consultants Ltd. in property valuation, production management, evaluation and financing for production acquisition. From 1982 to 1988, Mr. Holland was employed by Canadian Western Natural Gas, a natural gas utility. From 1988 to 1992, Mr. Holland was employed as a senior project engineer with Nova Corp. where he was responsible for the design and construction of large diameter pipeline projects. Since 1992, Mr. Holland has been employed by ARAMCO in Saudi Arabia in the construction of pipelines.

Mr. Bernhard J. Zinkhofer
Mr. Zinkhofer was appointed to the board of directors in March, 2001. Mr. Zinkhofer was educated at the universities of Calgary (B.Comm-1977) and Victoria (LL.B-1983) in Canada and is qualified as a Chartered Accountant (1980) and as a lawyer (1984). He has practised law as a partner at the Canadian law firm of Lang Michener in their Vancouver, British Columbia office since 1992. Mr. Zinkhofer also serves as a director of several public and private corporations including two which are associated with Indo-Pacific Energy Ltd. by virtue of intercompany shareholdings or common shareholders, namely Trans-Orient Petroleum Ltd and Durum Cons. Energy Corp. (recently re-named TAG Oil Ltd.).

Ms Jeanette Watson
Ms Watson was appointed as Corporate Secretary on November 16, 2000. Ms Watson attended Victoria University of Wellington, New Zealand, gaining a B.Sc. (Geology) in 1983 and an LLB in 1986, and is qualified as a lawyer (1987). She has practised commercial and corporate law as an associate (from 1986 to 1989) and then as a senior associate (from 1992 to 2000) at Rudd Watts & Stone, at their Wellington, New Zealand office, and in the United Kingdom, at Slaughter and May (from 1989 to 1991). Ms Watson spends approximately 40% of her total work time on behalf of the Registrant.

Ms Jenni Lean
Ms Lean has a BSc and MBA from Victoria University in Wellington. She has experience as a computer programmer at the Australian National University in Canberra, teaching mathematics and science in Wellington and has worked in the strategic planning division at New Zealand's government science research body
(DSIR). She has been Executive Officer for New Zealand's rural consultants body (NZSFM) and an integral part of a forestry trading group (NZFE) in New Zealand. Since 1996, she has been involved with Indo-Pacific Energy Ltd. as part of the senior management team and also as Corporate Affairs Manager. Ms Lean's spouse, Dr. Bennett, is the Company's Chief Executive Officer. Ms Lean spends approximately 80% of her total work time on behalf of the Registrant.

Events Subsequent to December 31, 2001

On January 7, 2002, Mr. Holland resigned from the board and Mr. Peter Loretto was appointed to replace him. On May 2, 2002, Mr. Loretto resigned from the board.

Indemnification of Directors and Officers

The Registrant has taken out liability insurance to cover Directors and Officers in the performance of their duties.

To date, no agreements to contractually provide indemnities have been executed or delivered.


B. Compensation

The following table sets forth the aggregate compensation paid by the Company for services rendered during the last full financial year indicated, reported as at December 31, 2001:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                    SUMMARY COMPENSATION TABLE
                                                                                                               Common Shares
          Name and                               Compensation          Securities Under Option                    Owned [5]
                                        -------------------------------------------------------------------------------------------
        Position with                      Salary       Other      Number of      Exercise          Expiry                  %
            Company                         (US$)       (US$)       Options        Price             Date      Number      Owned
-----------------------------------------------------------------------------------------------------------------------------------
Dr. David Bennett                       $111,942       $  Nil [1]   300,000        $1.25[2]       Jul 6, 2005     45,600    0.70%
President, Chief                                                    200,000        $1.25[3]
Executive Officer,
Director

David McDonald
Chairman, Director                      $    Nil       $  Nil        40,000        $1.25[3][6]    Jul 6, 2005        Nil     Nil

Ronald Bertuzzi                         $    Nil       $  Nil        40,000        $1.25[2]       Jul 6, 2005     20,358    0.31%
Director

Alex P. Guidi                           $    Nil       $  Nil       200,000        $1.25[2]       Jul 6, 2005  1,681,761   25.92%
Director                                                            200,000        $1.25[3]

Brad J. Holland                         $    Nil       $  Nil        40,000        $1.25[2]       Jul 6, 2005        Nil     Nil
Director

Bernhard Zinkhofer                      $    Nil       $  Nil        60,000        $1.25[2]       Mar 26, 2006       Nil     Nil
Director

Jeanette Watson                         $    Nil       $16,999[7]     8,000        $1.25[4]       Mar 26, 2006       Nil     Nil
Corporate Secretary

Jenni Lean                              $  4,867       $58,666[1][7] 24,000        $1.25[2]       Jul 6, 2005     45,600    0.7%
Corporate Affairs Manager

[1] David Bennett and Jenni Lean, via the DJ and JM Bennett Family Trust, own the building in which the Registrant's New Zealand office is located. During the year the Registrant paid $21,581 in office rental costs for the use of the building.

[2] Stock Options vesting over a period of 42 months

[3] Stock Options not subject to vesting provisions

[4] Stock Options vesting over a period of 48 months

[5] Shares held directly or indirectly by directors or officers of the Registrant.

[6] On April 19, 2001 the Board removed the vesting provisions on the options granted to Mr. David McDonald, amending them to non-vesting options.

[7] Ms Lean (from February 2001) and Ms Watson are contractors to the Company, not employees, and therefore do not receive salary payments.

Each Stock Option disclosed gives a right to call for a common share, and no purchase price was paid.

Compensation of Directors

It has been the past policy of the board of directors not to receive an annual salary for their services solely as a director. Rather, the directors have been compensated through stock awards and option grants, except for directors who also serve as executive officers of the Registrant and hence also receive compensation. This is outlined in the above "SUMMARY COMPENSATION TABLE". Subsequent to the fiscal 2001 year, the board decided to pay directors' fees to the Chairman and the non-executive directors (except Mr. Zinkhofer, who is not entitled by his partnership to receive such fees). Such fees are payable for the 2002 and subsequent years. Mr. McDonald will receive US$10,000 per year as Chairman and each other non-executive director (except Mr. Zinkhofer) will receive CDN$200 per meeting attended.

No options lapsed during fiscal 2001, without exercise.

There were no directors' or senior officers' options exercised in the years ended December 31, 2001 and 2000.

Options Granted During the Year

On March 26, 2001, the Registrant granted new options to its directors and officers in the following manner:

Name                     Shares Underlying the Option         Exercise Price     Expiry Date
Bernhard Zinkhofer                  60,000                        $1.25          March 26, 2006(1)
Jeanette Watson                      8,000                        $1.25          March 26, 2006(2)

(1) These options are subject to a vesting provision in which 25% vests 6 months after the granting date while a further 12.5% vests every 6 months thereafter.

(2) These options are subject to a vesting provision in which 12.5% vests every 6 months after the granting date.

C. Board practices

1.   Term of office

     All directors have a term of office expiring at the next annual general meeting of the Registrant, but are eligible for re-election, unless a director's office is earlier vacated in accordance with the by-laws of the Registrant or the provisions of the Business Corporations Act (Yukon). All officers have a term of office lasting until their resignation or their replacement by the board of directors.

       Name                    Period served in position
                               (as at June 2002)

       Dr. David Bennett [1]               6 years
       Ronald Bertuzzi [1]                 4 years
       Alex P. Guidi                       5 years[2]
       Brad J. Holland [1]                 4 years[2]
       David McDonald                      2 years
       Bernhard Zinkhofer [1]              1 year
       Jeanette Watson                     2 years
       Jenni Lean                          6 years

       [1]   Member of the Audit Committee

       [2] Mr. Guidi ceased to be a director on June 4, 2001. Mr. Holland resigned, subsequent to the end of the reporting period.

2.   Directors' service contracts

     No director has a contract which provides for any benefits upon termination of his/her service as a director.

     In January 2002, the Company entered into a management agreement with a subsidiary, Indo-Pacific Energy (NZ) Limited, which has an employment agreement with Dr. David Bennett, to manage all the Company's operations and its affiliates, including providing services to the Company of Dr. Bennett as CEO and President. The severance terms of that employment agreement provide that he will be paid two months severance for each year of service since October 1997 and six months severance in lieu of equivalent notice.

3.   Audit and remuneration committees

     List of Audit Committee members as at June 25, 2002:
       Dr. David Bennett
       Ronald Bertuzzi
       Bernhard Zinkhofer

     The Company does not have a remuneration committee.

D. Employees

As of December 31, 2001, the Registrant employs five people full time in its Wellington New Zealand office. The persons employed in the Wellington office are the president / chief executive officer and four persons occupied with technical support, company and joint venture accounting, financial reporting, office management and New Zealand, Australian and PNG corporate affairs. In addition another four people are employed on a part time basis to assist in administrative support.

In addition to the foregoing, the Registrant also receives technical and administrative services from a number of contractors and consultants.

E. Share Ownership

Share ownership and stock options granted and outstanding to officers and directors of the Company are outlined in the table in Item 6B.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED TRANSACTIONS

A. Major shareholders

1. Beneficial Holders of More Than Five Percent of Outstanding Shares

To the knowledge of the Company, the only persons holding, directly or indirectly, five percent or more of the Registrant's Common Stock are listed below (as of June 10, 2002):

Owner                                Number of           Percent
                                     Shares              of Class

Trans-Orient Petroleum Ltd.[1]         776,945 [2]         11.97%

Alex Guidi                           1,681,761[3]          25.92%

[1] Trans-Orient is a public company traded on the OTC Bulletin Board in the United States. Mr. Zinkhofer (a director of the Company) is a director of Trans-Orient and Dr. Bennett is a former director of Trans-Orient.

[2] Trans-Orient also holds Series "A" warrants to purchase a further 836,845 common shares of the Company, at any time. Upon the exercise of the "A" Warrants by Trans-Orient and subject to a commercial discovery having occurred on the permits acquired by the Company from Trans-Orient, the Company will issue to Trans-Orient one "B" Warrant for each "A" Warrant exercised. The "B" Warrants are exercisable at a price of $2.50 for a period of one year from the date of issue of the "B" Warrants.

[3] Mr. Guidi is a former director but remains a promoter of the Company. Mr. Guidi holds, directly, options to purchase a further 400,000 common shares of the Company, 325,000 of which are available for exercise within 60 days. Mr. Guidi is a principal shareholder of Trans-Orient Petroleum Ltd ("Trans-Orient") and as such is also beneficially interested in all holdings disclosed in relation to Trans-Orient.

To the knowledge of the Company, there have been no significant changes in percentage share ownership held by any major shareholders, during the last three years.

2. Host country shareholders

To the knowledge of the Company, 3,880,678 common shares are held by 1,133 registered shareholders in the United States representing 59.8 per cent of the total common shares outstanding.

3. Controlling shareholders

Mr. Alex Guidi, directly and via his controlling position in Trans-Orient Petroleum Ltd, controls an undiluted 25.92% shareholding in the Company.

To the knowledge of the Company, the Company is not directly or indirectly owned or controlled by another corporation, foreign government or person.

4. Arrangements affecting shareholdings

To the knowledge of the Company, there have been no transfers of common shares which have materially affected control of the Company since the last Annual General Meeting of the Members of the Company held on June 18, 2002.

In April 2002, the Company announced that it had reached agreement in principle with Trans-Orient Petroleum Ltd to issue units (being one common share and one warrant for a further common share) at $0.65 per unit to Trans-Orient for a minimum of $1 million to $1.3 million maximum and other investors affiliated with Trans-Orient or the Company to the extent of $300,000. The shares would be subject to a one year hold. The proposal would result in the aggregate number of shares under the direct or indirect control of Mr. Guidi increasing to 3,220,223 shares (40%) and 5,995,530 (51%) fully diluted, if the financing is completed to the minimum value only. Such Shareholdings would equate to 41% and 51% (fully diluted), if the placement is completed to the maximum value by Trans-Orient and other investors. No further action has been taken, as of June 27, 2002, to implement this proposal.

B. Related party transactions

The following are reported as Related Party Transactions. The nature of the transaction, the affiliate(s) who had an interest in the transaction and the nature of the interest are included in the description of each of the transactions:

In fiscal 2001, office rents of $21,581 were paid to a family trust controlled by Dr. David Bennett. These amounts were fair market payments.

The Company entered into an agreement with Trans-Orient Petroleum Ltd ("Trans-Orient") to acquire all of its participating interests in 13 oil and gas permits and licenses effective January 1, 2000. The total consideration to Trans-Orient originally included the grant of gross overriding royalties over any future production and the issuance of 836,845 units in the Company, with an agreed value of $2.50 per unit. Each unit consisted of one common share and a two year share purchase warrant (an "A" Warrant), exercisable at a price of $2.50 in the first year and $3.75 in the second year. The warrant also stipulated that if a commercial petroleum discovery is made on any of the permits transferred from Trans-Orient under the agreement, the Company was required to issue Trans-Orient additional one year warrants ("B" Warrants) to acquire additional shares at a price of $7.50 per share, equal to the number of original "A" warrants exercised.

In January 2002, the parties agreed to vary that agreement to assign the gross overriding royalties from Trans-Orient to the Company in exchange for the terms of the warrants issued to Trans-Orient being amended to extend the availability of the first year price to 31 December 2002 and the second year price to 31 December 2003, and to reprice these "A" warrants to $1.25 and $1.40 respectively. As well, the additional "B" warrants to be acquired in the event of a discovery, equal in number to the original number of warrants exercised, were repriced to $2.50.

The amendment was approved although all board members except Mr. McDonald abstained from the vote, as all of the directors except Mr. McDonald held office or securities in Trans-Orient.

C. Interests of experts and counsel

Not applicable

ITEM 8.   FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Consolidated financial statements are provided under PART III. Item 17. FINANCIAL STATEMENTS

There are no material legal proceedings to which the Registrant is subject or which are anticipated or threatened, except as follows:

o As reported in Item 4 D. - Property, Plants and Equipment, under the heading "Petroleum Mining Permit PMP 38148 (5.0%)", Greymouth Petroleum Acquistion Company Ltd has asserted that they are entitled to a greater equity in the Goldie project and certain other matters as set out above, but such claims as they make in respect of these matters either have no merit or are not sufficiently clearly stated to evalutate as at this report date. In any event, none of the claims (even if successful) is, in the Company's opinion, material to the Company's results.

o The Company has agreed to take assignment of a proportion of Westech Energy's interest in PEP 38335 on Westech's withdrawal from that New Zealand permit but a dispute remains as to Westech's assertion that the assigned interest should remain subject to a royalty originally created by Westech and granted to a third party.

The Company has never paid dividends to shareholders nor is there a policy in place to do so. All cash flow derived by the Company is re-invested in oil and gas exploration and development.

B. Significant Changes

On 16 April 2002, Greymouth Petroleum Acquisition Company Ltd completed the acquisition of Shell's 59.57% interest in PMP 38148 and the Goldie field, and has since made certain assertions, as reported in Item 4 D. and 8 A. The Goldie-1 well was shut in for several days in May 2002. Negotiations to market associated gas produced with the Goldie oil are in progress.

A 5% portion of the Company's equity in PEP 38330 has been farmed out to Australian listed company, Sun Resources NL. Sun has paid 10% of the dry hole costs of the drilling of Waingaromia-2 to earn 5% interest from Indo-Pacific, which now holds a 34.28% equity in the permit. The assignment is subject only to completion of documentation. The Waingaromia-2 well was plugged and abandoned as a dry hole at a depth of 1650 feet in late May, 2002. Although shows of oil and gas were observed in the well, no potentially economically viable reservoir was intersected.

Following the drilling of Ratapiko-1 in January 2001, TPIC elected to withdraw from PEP 38723 and, since December 2001, has assigned its interest to Indo-Pacific Energy (NZ) Ltd (80%) and Gondwana Energy (NZ) Ltd (20%).

Huinga-1B in PEP 38716 was being drilled as at June 27, 2002. Oil shows have been recorded.

The Company has entered into an arrangement with Claire Energy Pty Ltd, a private Australian company, whereby Claire will fund 50% of the cost of drilling and testing the Kahili-1A deviation well to earn 25% of PEP 38736. Other participants are being sought to fund additional portions of the cost of this operation, scheduled to occur during the September 2002 quarter.

A new permit, PEP 38741, over part of the acreage previously held by the Registrant as PEP 38720, in onshore Taranaki, New Zealand, was awarded 100% to the Company by the New Zealand Ministry of Economic Development on May 24, 2002.

In June 2001, Mosaic Oil NL and Continental Oil NL applied to withdraw from PPL 192 and PPL 215, and the Company applied for acreage over the prospective areas of these permits under topfile APPL 231. At mid June 2002, this application was under consideration for award to Indo-Pacific (90%) and Durum Energy (PNG) Ltd (10%) by the government of Papua New Guinea.

A suspension of AC/P19 requirements until end 2002 has been granted by the Northern Territory Department of Mines and Energy, in order to allow time for completion of delayed technical studies and remote sensing investigation for the presence of natural oil slicks in the permit area.

As reported in Item 7B, by agreement on January 8, 2002, the terms of the Series "A" warrants and Series "B" warrants were amended, so that the availability of the first year price for the Series "A" Warrants was extended to 31 December 2002 and the second year price to 31 December 2003, and they were re-priced to $1.25 and $1.40 respectively. As well, the availability of the Series "B" warrants was extended in line with the Series "A" Warrants and those warrants were re-priced to $2.50.

Brad Holland resigned as a director with effect from January 7, 2002, and the Board of Directors of the Company appointed Peter Loretto as a director from that date. Mr. Loretto subsequently resigned as a director with effect from May 2, 2002.

Between December 31, 2001 and June 10, 2002, 52,800 options granted to directors or employees have lapsed due to ceasing involvement with the Company. Warrants to purchase 190,000 shares in the Company at a price of $2.00 lapsed without being exercised, on May 27, 2002.

ITEM 9.   THE OFFER AND LISTING

A. Offer and Listing Details

1, 2 & 3. Not Applicable

4.   Price History of the stock

Summary trading by year, in United States dollars per share, for the five most recently competed fiscal periods ending December 31, 2001:

--------------------------------------------------------------------------------
Year                         OTCBB           OTCBB         NZSE         NZSE
--------------------------------------------------------------------------------
                             High(1)         Low(2)        High         Low
--------------------------------------------------------------------------------
1997                         32.81           1.50           -            -
--------------------------------------------------------------------------------
1998                         17.82           2.80           -            -
--------------------------------------------------------------------------------
1999                          6.41           1.55           -            -
--------------------------------------------------------------------------------
2000                          4.75           0.63          3.75         2.45
--------------------------------------------------------------------------------
2001                          2.75           0.71          1.55         1.55
--------------------------------------------------------------------------------

Summary trading by quarter for the two most recently competed fiscal periods ending December 31, 2001:


--------------------------------------------------------------------------------
Year and Quarter             OTCBB           OTCBB         NZSE         NZSE
--------------------------------------------------------------------------------
                             High(1)         Low(2)        High         Low
--------------------------------------------------------------------------------
2000
--------------------------------------------------------------------------------
Quarter 1                     4.55           1.55           -            -
--------------------------------------------------------------------------------
Quarter 2                     3.15           1.60           -            -
--------------------------------------------------------------------------------
Quarter 3                     4.75           0.65           -            -
--------------------------------------------------------------------------------
Quarter 4                  Not traded         -            3.75         2.45
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
2001
--------------------------------------------------------------------------------
Quarter 1                  Not traded         -          No trades       -
--------------------------------------------------------------------------------
Quarter 2                     2.75           1.25        No trades       -
--------------------------------------------------------------------------------
Quarter 3                     2.35           1.07        No trades       -
--------------------------------------------------------------------------------
Quarter 4                     1.57           0.71          1.55         1.55
--------------------------------------------------------------------------------

Summary trading for the six most recently completed months ending May 31, 2002


--------------------------------------------------------------------------------
Month                        OTCBB           OTCBB         NZSE         NZSE
--------------------------------------------------------------------------------
                             High(1)         Low(2)        High         Low
--------------------------------------------------------------------------------
December 2001                 1.57           1.20           1.55        1.55
--------------------------------------------------------------------------------
January 2002                  1.40           0.84         No trades      -
--------------------------------------------------------------------------------
February 2002                 1.20           0.84         No trades      -
--------------------------------------------------------------------------------
March 2002                    1.09           0.87         No trades      -
--------------------------------------------------------------------------------
April 2002                    1.23           0.84         No trades      -
--------------------------------------------------------------------------------
May 2002                      1.15           0.74         No trades      -
--------------------------------------------------------------------------------

(1) OTCBB quotations may reflect interdealer prices, without retail markup, markdown or commission and may not necessarily reflect actual transactions.
(2) The source for the OTCBB quotation listed for the first quarter 2000 is found at the OTCBB's own website located at www.otcbb.com. All OTCBB quotes thereafter are from www.investor.stockpoint.com. All NZSE Unlisted
                                 ---------------------------
      trades prices are from www.directbroking.co.nz.
(3) Quotations are provided until the date the Registrant's shares werede-listed from trading on the OTCBB, on August 21, 2000, as reported in Item 9C.
(4)   The shares of the Registrant was re-listed on May 23, 2001.
(5) The Registrant implemented a 5 for 1 share consolidation, with effect from July 23, 2001. The market prices quoted above have been restated to reflect this consolidation.

B. Plan of Distribution

Not applicable

C. Markets

The authorized capital of the Company consists of an unlimited number of Common Shares without par value, of which 6,489,324 Common Shares are issued as of June 25, 2002.

The shares of the Registrant traded on the Vancouver Stock Exchange ("VSE") in Vancouver, British Columbia, Canada until September 12, 1996. Beginning in January, 1996, the shares of the Registrant traded on the OTC Bulletin Board ("OTCBB") under the symbol "INDX". The Registrant's shares now trade on the OTCBB under the symbol "INDOF", and, since October 9, 2000, on the New Zealand Unlisted Board under the symbol "IPE".

On August 21,2000, the National Association of Securities Dealers (the "NASD") removed the Registrant's Common Shares from trading on the OTCBB because the Registrant did not meet NASD eligibility rule 6530(b)(1). On April 19, 2001 the Registrant regained eligibility under NASD rule 6530(b)(1), applied for re-listing on the OTCBB and was re-listed on May 23, 2001.

On re-listing, the Company was listed on the OTCBB under symbol "INDXF". On completion of the Company's share consolidation on 23 July 2001, the post-consolidation shares in the Company were listed under symbol "INDOF".

D., E. & F. Not applicable

ITEM 10.   ADDITIONAL INFORMATION

A. Share Capital

Not applicable

B. Memorandum and Articles of association

The Articles of Association have been previously filed with Form 10K for the Year Ended December 31, 1997, dated April 8, 1998. The relevant provisions have not changed since that time.

C. Material contracts

Other than the Agreement to purchase the properties from Trans-Orient Petroleum Ltd and its amendment, summarized in ITEM 4A. HISTORY AND DEVELOPMENT OF THE COMPANY, and contracts entered into in the ordinary course of business, which are summarized in ITEM 4D.- PROPERTY, PLANTS and EQUIPMENT, the Registrant has not entered into any material contracts in the two years prior to the date hereof which can reasonably be regarded as presently material to the Company.

The Agreement to purchase the properties from Trans-Orient Petroleum Ltd. has been filed under Form 8K, and its amendment is filed as an Exhibit, each as noted in Item 19C. - List of Exhibits.

D. Exchange controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of the Company, other than withholding tax requirements. See "Item 10.E -Taxation".

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

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director and seek an advance ruling. An investment in common shares of the Company by a non-Canadian other than a "WTO Investor" (as defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in common shares of the Company by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, exceeds a specified amount, which in 2001 was Cdn$209 million. A non-Canadian would acquire control of the Company for the purposes of the Investment Act through acquisition of common shares if the non-Canadian acquired a majority of the common shares of the Company. The acquisition of less than a majority but one third or more of the common shares of the Company would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of common shares.

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

E. Taxation

Canadian Taxation Effects

The discussion under this heading summarizes the principal Canadian federal income tax consequences generally applicable to the acquiring, holding and disposing of common shares of the Company for a shareholder of the Company who is not resident in Canada and who is resident in the United States. It is based on the current provisions of the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder. The provisions of the Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980) (the "Convention"). This discussion is general only and is not a substitute for independent advice from a shareholder's own tax advisor. Management of the Company considers that the following discussion fairly describes the principal and material Canadian federal income tax consequences applicable to shareholders of the Company who deal at arms' length with the Company, hold common shares of the Company as capital property, are residents of the United States and are not, and never have been, residents of Canada and do not hold, and are deemed not to hold, shares of the Company in connection with a permanent establishment or fixed base nor with carrying on a business in Canada (a "non-resident").

Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends. However, Article X of the reciprocal tax treaty between Canada and the United States reduced to 15% the withholding tax on the gross amount of dividends paid to residents of the United States. The withholding tax rate on the gross amount of dividends is reduced to 5% of the amount of the gross dividend when a U.S. corporation owns at least 10% of the voting stock of the Canadian corporation paying the dividends. The Company will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the US Holder's account.

A non-resident who holds shares of the Company as capital property will not be subject to tax on capital gains realized on the disposition of such shares unless such shares are "taxable Canadian Property" within the meaning of the Income Tax Act (Canada) and no relief is afforded under any applicable tax treaty.

The shares of the Company would be taxable Canadian property of a non-resident if at any time during the five year period immediately preceding a disposition by the non-resident of such shares not less than 25% of the issued shares of any class of the Company belonged (a) to the non-resident, (b) to a person with whom the non-resident dealt did not deal at arm's length, or (c) to the non-resident and any person with whom the non-resident did not deal at arm's length.

A U.S. Holder whose common shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act, will generally be relieved from such liability under the Treaty unless the value of such shares at the time of disposition is derived principally from real property situated in Canada. The value of Northern Dynasty's common shares is not currently derived principally from real property situated in Canada.

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

U.S. Taxation Effects

The following is a general discussion of the material United States Federal income tax laws for U.S. holders that hold common shares in the Registrant as a capital asset, as defined under United States Federal income tax law and is limited to discussion of U.S. Holders that own less than 10% of the common stock. This discussion does not address all potentially relevant U.S. Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of U.S. Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the U.S. Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, U.S. holders and prospective U.S. holders of common shares of the Company should consult their own tax advisors about the U.S. Federal, state, local, and foreign, tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders
As used herein, a "U.S. Holder" is a holder of common shares of the Company who or which is a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for U.S. federal income tax purposes, a corporation or partnership created or organized (or treated as created or organized for U.S. federal income tax purposes) in the United States, including only the States and District of Columbia, or under the law of the United States or any State or Territory or any political subdivision thereof, or a trust or estate the income of which is includable in its gross income for U.S. federal income tax purposes without regard to its source, if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States trustees have the authority to control all substantial decisions of the trust. For purposes of this discussion, a U.S. Holder does not include persons subject to special provisions of U.S. Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers and Holders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on common shares of the Company
U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign Tax Credit
A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its world-wide taxable income.
In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income" and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of common shares of the Company
A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder's tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder. Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

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

I. Subsidiary information

A list of subsidiaries of the Company is identified in Note 2 in the notes to the consolidated financial statements in ITEM 17 and in ITEM 4C. - Organizational Structure. Subsequent to the end of the reporting period, the status of two of the Company's Australian subsidiaries, Odyssey International Ltd and Indo-Pacific Energy Australia Ltd, was converted from a public company to a proprietary company (as these companies were intended to be used for a public listing but are not now expected to be so used in the near future and the change in status brings a reduction in annual filing fees), so the names of the respective companies are Odyssey International Pty Ltd and Indo-Pacific Energy Australia Pty Ltd with effect from June 14, 2002.


ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II
-------

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15.   RESERVED

ITEM 16.   RESERVED


PART III
--------


ITEM 17.   FINANCIAL STATEMENTS.

Financial Statements begin on page 45.

                          INDEX TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                                                         Page
                                                                         ----
--------------------------------------------------------------------------------
Auditors' Report                                                          45
--------------------------------------------------------------------------------
Consolidated Balance Sheets                                               46
--------------------------------------------------------------------------------
Consolidated Statements of Operations and Deficit                         47
--------------------------------------------------------------------------------
Consolidated Statements of Changes in Stockholders' Equity                48
--------------------------------------------------------------------------------
Consolidated Statements of Cash Flows                                     49
--------------------------------------------------------------------------------
Consolidated Schedules of General and Administrative Expenses             50
--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements                            51
--------------------------------------------------------------------------------


The financial statements and Report of the independent Auditors are filed as part of the Company's Annual Report.

                             INDO-PACIFIC ENERGY LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS
                      (Expressed in United States Dollars)

                               DECEMBER 31, 2001

                                AUDITORS' REPORT



To the Shareholders of Indo-Pacific Energy Ltd.

We have audited the accompanying consolidated balance sheet of Indo-Pacific Energy Ltd. as of December 31, 2001 and the related consolidated statements of operations and deficit, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada and the USA. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements referred to above present fairly, in all material respects, the financial position of Indo-Pacific Energy Ltd. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended, in accordance with generally accepted accounting principles in Canada.

The consolidated statements of operations and deficit and cash flows for the years ended December 31, 2000 and 1999 were reported upon by another firm of auditors who issued an unqualified opinion dated March 23, 2001.

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






BDO SPICERS
CHARTERED ACCOUNTANTS

Wellington,
New Zealand
March 222002

================================================================================
INDO-PACIFIC ENERGY LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars)
================================================================================

As at December 31,                                            2001      2000
--------------------------------------------------------------------------------

Assets

Current
Cash and short-term deposits                          $ 3,282,007   $ 2,887,771
Accounts receivable                                       315,308       219,837
Prepaid expenses and deposits                             101,524        38,728
--------------------------------------------------------------------------------
                                                        3,698,839     3,146,336

Due from related parties (Note 5)                          28,395        79,838
Property and equipment (Note 3)                            70,203       124,835
Oil and gas properties (Note 4)                         8,093,741     6,636,417
--------------------------------------------------------------------------------
Total Assets                                          $11,891,178   $ 9,987,426
================================================================================

Liabilities

Current
Accounts payable and accrued liabilities              $   960,120   $   165,167
--------------------------------------------------------------------------------

Total Liabilities                                         960,120       165,167
--------------------------------------------------------------------------------

Commitments and Contingencies (Notes 1 and 6)

Stockholders' Equity

Common stock without par value (Note 7);
unlimited shares authorized;
Issued and outstanding at December 31,
  2001 and 2000: 6,489,324 shares                      19,478,365    19,478,365
Accumulated deficit                                    (8,547,307)   (9,656,106)
--------------------------------------------------------------------------------
Total Stockholders' Equity                             10,931,058     9,822,259
--------------------------------------------------------------------------------
  Total Liabilities and Stockholders' Equity          $11,891,178   $ 9,987,426
================================================================================

Approved by the Directors:


___________________________________          ___________________________________
Director                                     Director

     See accompanying notes to the consolidated financial statements

================================================================================
INDO-PACIFIC ENERGY LTD.
Consolidated Statements of Operations and Deficit
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31,            2001          2000          1999
--------------------------------------------------------------------------------

Production Income:
Oil and gas sales                       $ 3,744,036   $   475,646   $   314,698
Production operating costs                 (652,240)      (35,411)      (50,598)
Royalties                                  (369,536)      (23,962)      (15,248)
Depletion                                  (266,329)     (112,332)     (104,475)
--------------------------------------------------------------------------------
Net Production Income                     2,455,931       303,941       144,377
--------------------------------------------------------------------------------

Other Income
Interest income                              94,954       224,549       358,911

Expenses
General and administrative (Schedule)      (735,624)     (743,600)     (540,622)
Write-off of oil and gas properties        (706,462)   (2,725,925)     (983,168)
--------------------------------------------------------------------------------
Net income/(loss) for the year
  before other items                      1,108,799    (2,941,035)   (1,020,502)

Other Items

Gain on disposal of investments                -           70,000          -
Write down of marketable securities            -             -         (160,756)
--------------------------------------------------------------------------------
Net profit/(loss) for the year
  before tax                              1,108,799    (2,871,035)   (1,181,258)

Income tax expense (Note 9)                    -             -             -
--------------------------------------------------------------------------------

Net profit/(loss) for the year
  after tax                               1,108,799    (2,871,035)   (1,181,258)

Deficit - Beginning of Year              (9,656,106)   (6,785,071)   (5,603,813)
--------------------------------------------------------------------------------

Deficit - End of year                   $(8,547,307)  $(9,656,106)  $(6,785,071)
================================================================================
Basic earnings/(loss) per share
  (Note 8)                              $      0.17   $     (0.47)  $     (0.21)
================================================================================

Diluted earnings/(loss) per share
  (Note 8)                              $      0.17   $     (0.47)  $     (0.21)
================================================================================


See accompanying notes to the consolidated financial statements

================================================================================
INDO-PACIFIC ENERGY LTD.
Consolidated Statements of Changes in Stockholders' Equity
(Expressed in United States Dollars)
================================================================================
For the Years Ended December 31, 2001, 2000, and 1999
--------------------------------------------------------------------------------

                                                                                                Total
                                                      Common Stock            Accumulated   Stockholders'
                                              ---------------------------
                                                Shares           Amount         Deficit         Equity
-------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                  5,652,479      $ 17,386,253    $  (5,603,813)  $ 11,782,440

Net loss during the year                                                        (1,181,258)    (1,181,258)
-------------------------------------------------------------------------------------------------------------

Balance at December 31, 1999                  5,652,479      $ 17,386,253    $  (6,785,071)  $ 10,601,182

Common stock issued for purchase
  from Trans-Orient Petroleum Ltd               836,845         2,092,112             -         2,092,112
 (Note 5)
Net loss during the year                                                        (2,871,035)    (2,871,035)
-------------------------------------------------------------------------------------------------------------

Balance at December 31, 2000                  6,489,324      $ 19,478,365    $  (9,656,106)  $  9,822,259
-------------------------------------------------------------------------------------------------------------

Issued during fiscal year 2001                     -                 -                -              -

Net profit during the year                                                       1,108,799      1,108,799
-------------------------------------------------------------------------------------------------------------

Balance at December 31, 2001                  6,489,324      $ 19,478,365    $  (8,547,307)  $ 10,931,058
=============================================================================================================





     See accompanying notes to the consolidated financial statements

--------------------------------------------------------------------------------
INDO-PACIFIC ENERGY LTD.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)
================================================================================
For the Years Ended December 31,            2001          2000          1999
--------------------------------------------------------------------------------

Operating Activities

Net income/(loss) for the year          $ 1,108,799   $(2,871,035)  $(1,181,258)
Adjustments to reconcile net income/
  (loss) to cash applied to operating
  activities:
   Depletion                                266,329       112,332       104,475
   Write-off of oil and gas properties      706,462     2,725,925       983,168
   Amortization                              67,342        60,575        72,380
   Gain on disposal of investments             -          (70,000)         -
   Write-down of marketable securities         -             -          160,756
Changes in non-cash working capital:
   Accounts receivable                      (95,471)      (71,418)      (46,225)
   Prepaid expenses and deposits            (62,796)       11,382       (41,075)
   Accounts payable and accrued
     liabilities                            235,402      (111,207)      112,692
   GST payable                               48,507        (1,609)        8,395
--------------------------------------------------------------------------------
Net cash provided by (used in)
  operating activities                    2,274,574      (215,055)      173,308
--------------------------------------------------------------------------------

Financing Activities

--------------------------------------------------------------------------------
Net cash provided by financing activities      -             -             -
--------------------------------------------------------------------------------

Investing Activities

Due from related parties                     51,443       (17,171)      (16,506)
Loan receivable from related party             -             -       (1,062,211)
Purchase of investments                        -             -         (420,000)
Purchase of property and equipment          (12,710)      (41,449)      (82,265)
Oil and gas properties, net of
  recoveries                             (1,919,071)   (1,701,808)   (1,923,921)
--------------------------------------------------------------------------------
Net cash used in investing activities    (1,880,338)   (1,760,428)   (3,504,903)
--------------------------------------------------------------------------------

Net increase (decrease) in cash
  during the year                           394,236    (1,975,483)   (3,331,595)

Cash and short-term deposits -
  Beginning of year                       2,887,771     4,863,254     8,194,849
--------------------------------------------------------------------------------

Cash and short-term deposits -
  End of year                           $ 3,282,007   $ 2,887,771   $ 4,863,254
================================================================================



     See accompanying notes to the consolidated financial statements

================================================================================
INDO-PACIFIC ENERGY LTD.
Consolidated Statements of Cash Flows
- Supplemental Disclosure of Non-cash Financing and Investing Activities (Expressed in United States Dollars)
================================================================================

For the Years Ended December 31,            2001          2000          1999
--------------------------------------------------------------------------------

Purchase of Oil and Gas Properties from
Trans-Orient Petroleum Limited

Purchase of oil and gas properties             -      $(4,097,360)         -
--------------------------------------------------------------------------------

Gross overriding royalties issued                               1
Marketable securities transferred              -          222,319          -
Investments transferred                        -          670,000          -
Gain on investments transferred                            70,000
Loan balance forgiven                          -        1,062,211          -
Foreign exchange translation effect            -          (19,283)         -
Common stock issued as consideration
  for the purchase of oil and gas
  properties                                   -        2,092,112          -
--------------------------------------------------------------------------------

                                               -      $ 4,097,360          -
================================================================================

================================================================================
INDO-PACIFIC ENERGY LTD.
Consolidated Schedules of General and Administrative Expenses
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31,            2001          2000          1999
--------------------------------------------------------------------------------

GENERAL AND ADMINISTRATIVE EXPENSES

Accounting and audit                    $   100,943   $    44,611   $    46,189
Consulting fees                              95,887        41,213        29,751
Corporate relations and development          91,672        95,385        46,775
Amortization                                 67,342        60,575        72,380
Filing and transfer agency fees               3,786        16,997         4,836
Foreign exchange loss (gain)                  8,128        95,563       (42,886)
Legal                                       214,604       159,948        50,795
Office and miscellaneous                    117,581       107,047       110,152
Printing                                     24,226        40,026        67,243
Rent (Note 5)                                35,307        43,481        57,294
Telephone                                    25,764        27,931        39,823
Travel and accommodation                     46,516        50,588        52,530
Wages and benefits                           86,919       169,741       159,618
                                        ---------------------------------------

Gross general and administrative
  expenses                                  918,675       953,106       694,500

Recovery of general and administrative
  expenses                                 (183,051)     (209,506)     (153,878)
                                        ---------------------------------------

Net general and administrative expenses $   735,624   $   743,600   $   540,622
                                        ========================================

     See accompanying notes to the consolidated financial statements

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


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

The Company has generated sufficient cash flow from operations to fund its entire exploration and development activities in fiscal 2001, but may not do so in the future. It has relied principally upon the issuance of securities for financing. Additionally, the Company has periodically reduced its exposure in oil and gas properties by farming out to other participants. The Company intends to continue relying on these measures to finance its exploration and development activities to the extent such measures are available and obtainable under terms acceptable to the Company. Accordingly, the Company's consolidated financial statements are presented on a going concern basis. These financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

Refer to Note 6.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)   Accounting Principles and Use of Estimates

     These financial statements are prepared in conformity with Canadian generally accepted accounting principles, which require the Company's management to make informed judgements and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the year reported. Actual results could differ from these estimates.

     Material differences between Canadian and United States generally accepted accounting principles which affect the Company are referred to in Note 13.

b)   Basis of Consolidation

     These consolidated financial statements include the accounts of Indo-Pacific Energy Ltd. and its wholly-owned subsidiaries: Indo-Pacific Australia Ltd., Odyssey International Ltd., Indo-Pacific Energy (PNG) Limited, Source Rock Holdings Limited, Indo-Pacific Energy (NZ) Limited, Ngatoro Energy Limited, PEP 38716 Limited, Millennium Oil & Gas Limited, Trans-Orient Petroleum (Aust) Pty Limited, ZOCA 96-16 Pty Limited and Trans -Orient Petroleum (PNG) Limited. All significant intercompany balances and transactions have been eliminated upon consolidation.

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

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d)   Translation of Foreign Currencies

     The Company's foreign operations through its subsidiaries are of an integrated nature and accordingly, the temporal method of foreign currency translation is used for conversion into United States dollars. Monetary assets and liabilities are translated into United States dollars at the rates prevailing on the balance sheet date. Other assets and liabilities are translated into United States dollars at the rates prevailing on the transaction dates. The majority of revenues are received in US dollars, but revenues and expenses arising from foreign currency transactions are translated into United States dollars at the average rate for the year. Exchange gains and losses are recorded as income or expense in the year in which they occur.

e)   Financial Instruments

     Cash and short-term deposits, accounts receivable, due from related parties, accounts payable and accrued liabilities are carried at cost which approximates fair value due to the short-term maturity of these instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

f)   Cash and Short-Term Deposits

     Cash and short-term deposits include government treasury bills and bankers' acceptances with original maturities of three months or less, together with accrued interest.

g)   Property and Equipment

     Property and equipment consist of furniture and office equipment, which are recorded at cost and amortized over their estimated useful lives on a declining-balance basis at annual rates of 10% to 33 1/3%.

h)   Oil and Gas Properties

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

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h)   Oil and Gas Properties (continued)

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

     Unproved properties are assessed for impairment on an annual basis by applying factors that rely on historical experience. In general, the Company may write-off an unproved property under one or more of the following conditions:

     (i) there are no firm plans for further drilling on the unproved property;
     (ii) negative results were obtained from studies of the unproved property;
     (iii) negative results were obtained from studies conducted in the vicinity of the unproved property; or
     (iv) the remaining term of the unproved property does not allow sufficient time for further studies or drilling.

i)   Income Taxes

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


NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment are comprised as follows:

                                                      2001             2000
                                                  ------------     ------------
Furniture and office equipment                    $    318,027     $    305,317

Accumulated amortization                              (247,824)        (180,482)
                                                  ------------     ------------

                                                  $     70,203     $    124,835
                                                  ============     ============

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 4 - OIL AND GAS PROPERTIES

Oil and gas properties are comprised as follows:

                                                Net Book      Expenditure                 Depletion/     Net Book
                                                Value at       Additions   (Recoveries)   Write Downs    Value at
                                                December 31,   During the   During the    During the    December 31,
                                                   2000           Year         Year           Year          2001
                                              -------------------------------------------------------------------------
Proved:
New Zealand
   PMP 38148 - Ngatoro Oil Field              $    332,482   $     16,181   $       -      $    (70,979)   $    277,684
   PMP 38148 - Goldie Oil Field                     17,270      1,438,371       (775,128)      (195,350)        485,163
                                              -------------------------------------------------------------------------
Total Proved                                       349,752      1,454,552       (775,128)      (266,329)        762,847

Unproved:
New Zealand
   PEP 38256 - Exploration                          98,352         15,542           -              -            113,894
   PEP 38328 - Exploration                         622,020            898        (52,565)       (73,769)        496,584
   PEP 38330 - Exploration                         251,072         29,266           -              -            280,338
   PEP 38332 - Exploration                         411,634         57,822           -           (19,189)        450,267
   PEP 38335 - Exploration                         169,236        468,056           -          (550,827)         86,465
   PEP 38339 - Exploration                            -             8,410           -            (8,410)           -
   PEP 38716 - Exploration                         456,306         37,789        (40,300)          -            453,795
   PEP 38720 - Exploration                       1,163,619         18,071           -              -          1,181,690
   PEP 38723 - Exploration                          90,513         43,759           -              -            134,272
   PEP 38736 - Exploration                         151,144      1,048,454           -              -          1,199,598
   New Licences                                         50         33,185           -           (25,391)          7,844
Australia
   AC/P 19 - Exploration                           395,994         50,675           -              -            446,669
   AC/P 31 - Exploration                             9,489          1,525           -              -             11,014
   AC/P 26 - Exploration                           240,951         41,360        (48,842)          -            233,469
   ZOCA 96-16 - Exploration                        241,436         15,356           -           (21,065)        235,727
Papua New Guinea
   PPL 192 - Exploration                           872,661          5,382           -            (7,811)        870,232
   PPL 215 - Exploration                           394,965          8,412           -              -            403,377
   PPL 228 - Exploration                              -             2,960           -              -              2,960
  *PRL 4 - Stanley Retention                        71,722          1,938           -              -             73,660
  *PRL 5 - Elevala Retention                       645,501          3,538           -              -            649,039
                                              -------------------------------------------------------------------------

Total Unproved                                   6,286,665      1,892,398       (141,707)      (706,462)      7,330,894
                                              -------------------------------------------------------------------------

                                              $  6,636,417   $  3,346,950   $   (916,835)  $   (972,791)   $  8,093,741
                                              =========================================================================

NB: * PPL 157 was relinquished in favour of the two retention licences PRL 4 and PRL 5, and accordingly the expenditure held for PPL 157 of $717,223 has been allocated to these licences.

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 4 - OIL AND GAS PROPERTIES (continued)

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

a)   PMP 38148 - Ngatoro and Goldie Oil Fields

     The Company has a 5% participating interest in Petroleum Mining Permit 38148, which includes seven producing oil and/or gas wells in the Ngatoro Oil Field, and a 100% interest in the Goldie sole risk area (reducing to a 40.43% interest upon the sole risk premium being reached).

     Gross production revenue from the Company's 5% interest in New Zealand production permit PMP 38148 (and 100% share of Goldie production) was $3,744,036 for the year ended December 31, 2001 (2000: $475,646 and 1999:
     $314,698), from total oil sales of approximately 163,900 barrels (2000:
     17,090 barrels and 1999: 19,768 barrels).

     The Goldie-1 well was drilled by the Company in February-March 2001 as a sole risk operation; and came into production in the second half of March 2001. Under the terms of the sole risk operation, the Company funded the entire cost of the well and is entitled to 100% of production from this well until the sole risk premium is reached.

     The ceiling test was applied to the cash revenues from production for Ngatoro and Goldie, discounted by 10%, based on a WTI oil price as at December 31, 2001 of $20.00 per barrel (December 31, 2000: $26.00/bbl and 1999: $26.00/bbl).

     At December 31, 2001, PMP 38148 is in good standing with respect to its work commitments and does not require the Company to incur minimum exploration expenditures for the 2002 fiscal year.

     In June 2001 the Company issued a sole risk notice to drill the Tabla-1 exploration well to the south-east of the current Ngatoro oil field. In December 2001 the other Joint Venture partners indicated they would join in the sole-risk operation, and so the well will be drilled as a Joint Venture operation by June 2002. The Company has an obligation to fund its 5% share of the cost of the well - estimated to be approximately $680,000 (Company share: $34,000).

b)   PEP 38256

     The Company has a 20% participating interest in, and is the operator of, Petroleum Exploration Permit 38256 ("PEP 38256"), which was granted on August 25, 1997. One-half of the original area was relinquished on August 25, 2000. The other participants of PEP 38256 are: AMG Oil Ltd. (52.5%), Orion New Zealand Ltd (10%), Durum Cons. Energy Corp (10%) and Magellan Petroleum Ltd (7.5%).

     At December 31, 2001, PEP 38256 is in good standing with respect to its work commitments and does not require the Company to incur minimum exploration expenditures for the 2002 fiscal year.

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 4 - OIL AND GAS PROPERTIES (continued)

c)   PEP 38328

     The Company has a 62.5% participating interest in, and is the operator of, Petroleum Exploration Permit 38328 ("PEP 38328"), which was granted on June 19, 1996. The other participant of PEP 38328 is Origin Energy Resources Limited - "Origin" - (37.5%).

     The Company and the other participant have completed the work program required for the first five years that included drilling the Kereru-1 and Whakatu-1 exploration wells. At December 31, 2001, PEP 38328 is in good standing with respect to its work commitments and does not require the Company to incur minimum exploration expenditures for the 2002 fiscal year.

d)   PEP 38330

     The Company has a 39.3% participating interest in, and is the operator of, Petroleum Exploration Permit 38330 ("PEP 38330"), which was granted on July 1, 1996. The other participants of PEP 38330 are Pan Continental Petroleum N.L. (38.2%) and Origin (22.5%).

     The Company and the other participants have completed the work program required for the first four and half years. The Company and the participants of PEP 38330 are required to drill an exploration well in the first half of 2002 and have committed to drill the Waingaromia-2 well. Preparations are underway for Waingaromia-2 to be drilled in the second quarter to fulfill this obligation, at an estimated cost of approximately $380,000 (Company share $150,000).

     At December 31, 2001, PEP 38330 is in good standing with respect to its work commitments and the Company will be required to fund $150,000 of exploration expenditures for the 2002 fiscal year.


e)   PEP 38332

     The Company has a 62.5% participating interest in, and is the operator of, Petroleum Exploration Permit 38332 ("PEP 38332"), which was granted on June 24, 1997. The other participant of PEP 38332 is Origin (37.5%).

     At December 31, 2001, PEP 38332 is in good standing with respect to its work commitments and does not require the Company to incur minimum exploration expenditures for the 2002 fiscal year.

f)   PEP 38335

     The Company has a 25% participating interest in Petroleum Exploration Permit 38335 ("PEP 38335"), which was granted on November 29, 1998. The other participants of PEP 38335 are Westech Energy Corporation (55%), as the operator, Sun Resources NL (7.5%), Pancontinental Oil and Gas NL (7.5%) and Everest Energy Inc. (5%).

     The Company and the other participants have completed the work program for the two years, including the drilling of the Waitaria-2 well. At December 31, 2001, PEP 38335 is in good standing with respect to its work commitments and does not require the Company to incur minimum exploration expenditures for the 2002 fiscal year.

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 4 - OIL AND GAS PROPERTIES (continued)

g)   PEP 38716

     The Company has a 23.8% participating interest in Petroleum Exploration Permit 38716 ("PEP 38716"), which was granted on January 30, 1996. The other participants of PEP 38716 are Marabella Enterprises Ltd. (29.6%), as the operator, Australian Worldwide Exploration N.L. (25%), Antrim Oil and Gas Ltd (7.5%), Swift Energy International Inc. (7.5%) and Euro-Pacific Energy Pty. Ltd. (6.6%).

     The Company and the other participants have completed the work program required to January 30, 2001 that included drilling the Huinga-1 exploration well. The participants of PEP 38716 were required, and committed, to deepen the Huinga-1A exploration well prior to January 31, 2002. Due to delays in rig availability, the New Zealand Government agreed to delay this requirement to July 31, 2002. The well is to be drilled immediately following the Makino-1 well in the adjacent permit, and is expected to spud in March or April 2002. By an agreement dated December 18, 2001 between Preussag Energie GmbH ("Preussag") and the Company, Preussag agreed to funding 23.0% of the Company's share of the drilling of the Huinga-1B well deepening of an estimated well cost of $2.7 million, in return for an 11.5% interest in the permit. The Company is required to fund a 0.8% share of the cost of the operation, estimated to be $21,600.

     At December 31, 2001, PEP 38716 is in good standing with respect to its work commitments and the Company will be required to fund $25,000 of exploration expenditures for the 2002 fiscal year.

h)   PEP 38720

     The Company has a 100% participating interest in, and is the operator of, Petroleum Exploration Permit 38720 ("PEP 38720"), which was granted on September 2, 1996.

     The Company has completed the work program required for the first five year term that included drilling the Clematis-1 exploration well. An "Acceptable Frontier Offer" ("AFO") has been submitted and is currently awaiting approval by the New Zealand government over the area of PEP38720.

i)   PEP 38723

     The Company has an 80% participating interest in, and is the operator of, Petroleum Exploration Permit 38723 ("PEP 38723") which was granted on October 30, 1997. The other participant of PEP 38723 is Gondwana Energy, Ltd. (20%).

     The Company and the other participant have completed the work program required to April 30, 2000, including drilling the Ratapiko-1 exploration well in January 2001. Under the terms of a farmin agreement, Texas Petroleum Investment Company ("TPIC") met the cost of drilling Ratapiko-1 and were required to fund a further well in order to earn a 55% interest in the permit. TPIC subsequently decided not to fund a second well and assigned the interest back to the Company and Gondwana.

     At December 31, 2001, PEP 38723 is in good standing with respect to its work commitments, and does not require the Company to incur minimum exploration expenditures for the 2002 fiscal year.

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 4 - OIL AND GAS PROPERTIES (continued)

j)   PEP 38736

     The Company has a 100% participating interest in Petroleum Exploration Permit 38736 ("PEP 38736"), which was granted on July 14, 1999.

     The Company has completed the work program required for the first two years. The Company is required to drill a well by July 14, 2002 and has fulfilled this obligation by drilling the Kahili-1 well during December 2001 and January 2002. The well successfully recovered oil during an open-hole test and the Company is currently seeking partners to help fund deviating the well to an up-dip location. At December 31, 2001, PEP 38736 is in good standing with respect to its work commitments and does not require the Company to incur minimum exploration expenditures for the 2002 fiscal year. The Company estimates it will incur a further $1,380,000 of expenditure in drilling the Kahili-1 well in fiscal 2002, out of a total expenditure for the well of $2,230,000.

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

k)   AC/P19

     The Company has a 100% participating interest in, and is the operator of, Ashmore-Cartier Permit 19 ("AC/P19") which was granted on May 30, 1997. AC/P19 is subject to a maximum 5% carried interest to the original participants, convertible to an equivalent participating interest upon commencement of production through the reimbursement of past costs payable out of 50% of net production revenue.

     The Company has completed the work program required for the first four years, and is required to complete further program including drilling one exploration well over the 17 months from December 31, 2001. During January 2002 the Company acquired a further 90km of seismic data to firm up the Ursa prospect for drilling. At December 31, 2001, AC/P19 is in good standing with respect to its work commitments. The Company's share of work commitments for the 2002 fiscal year requires an estimated $150,000 of exploration expenditures to be incurred.

l)   AC/P31

     The Company has a 100% participating interest in, and is the operator of, Ashmore-Cartier Permit 31 ("AC/P31"), which was granted on September 12, 1999.

     The Company has completed the work program required for the first year and is required to complete further program including drilling one exploration well over 4 years from December 31, 2001. At December 31, 2001, AC/P31 is in good standing with respect to its work commitments. The Company's share of work commitments for the 2002 fiscal year requires an estimated $16,000 of exploration expenditures to be incurred.

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 4 - OIL AND GAS PROPERTIES (continued)

m)   AC/P 26

     The Company has a 50% participating interest in Ashmore-Cartier Permit 26 ("AC/P26"), which commenced on February 26, 1998. The other participant in AC/P26 is West Oil N.L. (50%), as operator. AC/P26 is subject to a maximum 5% carried interest to the original participants, convertible to an equivalent participating interest upon commencement of production through the reimbursement of past costs payable out of 50% of net production revenue.

     The Company and the other participants have completed the work program required for the first three years, and are required to complete further work program, including drilling a well by May 25, 2002. By an agreement dated December 18, 2001 Anadarko Petroleum Ltd ("Anadarko") agreed to fund the entire cost of the well for an option to take up 75% interest in the permit. Anadarko drilled the Anson North-1 well in fulfillment of this obligation in February 2002, and the permit has been maintained in good standing.

     At December 31, 2001, AC/P26 is in good standing with respect to its work commitments. The Company's share of the committed work program for the 2002 fiscal year requires an estimated $1,595,000 of exploration expenditures to be incurred, but under the agreement with Anadarko, Anadarko will carry the cost of all the Company's obligation, in respect of drilling an exploration well, for an option to take up 37.5% of the Company's interest.

n)   ZOCA 96-16

     The Company has a 10% participating interest in the Zone of Cooperation Area 96-16 ("ZOCA 96-16") which commenced on November 14, 1996. The participants have relinquished 25% of the original permit area at the end of the third year and are required to relinquish a further 25% of the original permit area at the end of the sixth year, with the remaining area relinquished in its entirety by the end of the tenth year. ZOCA 96-16 is subject to an annual contract service fee of US$125,000 and production sharing with the Australia-Indonesia Joint Authority. For the first five years of production, the Joint Authority is entitled to 50% to 70% of the initial 10% of gross production, and of the initial 20% of gross production for each year thereafter. Any excess production, after deduction of allowable operating costs and investment credits of 127% of exploration expenditures, is shared with the Joint Authority at rates of 50% to 70%. In addition, any taxable income from the area is also subject to a combined tax regime, with an effective corporate tax rate of 42%. The other participants in ZOCA 96-16 are Phillips Petroleum Ltd (66%), as operator, Norwest Energy N.L., (14%) and West Oil N.L. (10%).

     The Company and its co-participants have completed the work program required for the four years, including drilling an exploration well:
     Coleraine-1. At December 31, 2001, ZOCA 96-16 is in good standing with respect to its work commitments. The Company's share of the committed work program for the 2002 fiscal year requires an estimated $10,000 of exploration expenditures to be incurred.

PAPUA NEW GUINEA

Petroleum prospecting Licences granted in Papua New Guinea provide for the exclusive right to explore for petroleum for an initial term of six years, renewable for a further five years over one-half of the original area, and the right to enter into a Petroleum Agreement upon a discovery. The Petroleum Agreement provides the right to produce any oil and gas discovered for a period of up to 30 years from discovery, subject to a maximum 22.5% participating interest that can be acquired by the Government of Papua New Guinea and a 2% participating interest that can be acquired by local landowners. The participants can apply for extensions or reductions of the committed work programs for the Licences under certain circumstances.

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 4 - OIL AND GAS PROPERTIES (continued)

o)   PPL 192 (and APPL 231)

     The Company has a 60% participating interest in, and is the operator of, Petroleum Prospecting Licence No. 192 ("PPL 192"), which was granted on January 28, 1997. The other participants of PPL 192 are Durum Cons. Energy Corp. (20%) and Mosaic Oil N.L. (20%).

     The Company and the other participants have completed the work program required for the first three years, including acquiring seismic data. The Company and the other participants were required to drill one exploration well by January 28, 2002. The Company is negotiating to replace the PPL 192 and PPL 215 Licences with one new Licence over the prospective areas of both Licences, which will not require significant expenditures in the next 12 months. The application for the permit: APPL 231 is currently awaiting approval from the Papua New Guinea Department of Mines and Energy.

     At December 31, 2001, PPL 192 is in good standing with respect to its work commitments. The Company's share of work commitments for the 2002 fiscal year requires an estimated $3,000,000 of exploration expenditures to be incurred.

p)   PPL 215 (and APPL 231)

     The Company has an 80% participating interest in, and is the operator of, Petroleum Prospecting Licence No. 215 ("PPL 215") which was granted on May 6, 1999. The other participant of PPL 215 is Mosaic Oil N.L. (20%).

     The Company and the other participants have completed the work program required for the first two years, including acquiring seismic data.

     At December 31, 2001, PPL 215 is in good standing with respect to its work and does not require the Company to incur minimum exploration expenditures for the 2002 fiscal year.

q)   PPL 228

     The Company has a 10% participating interest in Petroleum Prospecting Licence No. 228 ("PPL 228"), which was awarded in June 2001. The other participants in PPL 228 are Santos Ltd. (40%), as the operator, Victoria Petroleum N.L. (15%), First Australian Resources N.L. (12.5%), Highland Petroleum Ltd (12.5%) and Bligh Oil & Minerals N.L. (10%).

     The Licence includes part of the area of the previously held PPL 213 Licence, in which the Tumuli-1 exploration well was drilled, and which was surrendered on June 18, 2001.

     At December 31, 2001, PPL 228 is in good standing with respect to its work and does not require the Company to incur minimum exploration expenditures for the 2002 fiscal year.

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

NOTE 4 - OIL AND GAS PROPERTIES (continued)

r)   PRL 4 and PRL 5

     The Company has a 7.5% participating interest in Petroleum Retention Licence No. 4 ("PRL 4") which was awarded on February 15, 2000, over the Stanley discovery area, and PRL 5, which was awarded on September 27, 2000, over the Elevala and Ketu discoveries. The other participants in PRL 4 and PRL 5 are Santos Ltd. (35.25%), as the operator, Omega Oil N.L. (15%), Carnarvon Petroleum N.L. (15%), Bligh Oil & Minerals N.L. (7.25%) and SPI Ltd. (20%). At December 31, 2001, PRL 4 and 5 are in good standing with respect to work commitments and do not require the Company to incur minimum exploration expenditures for the 2002 fiscal year.

NOTE 5 - RELATED PARTY TRANSACTIONS

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

     The Company issued 836,845 units of the Company to Trans-Orient at a deemed value of $2.50 per unit for a total value of $2,092,112. Each unit consists of one common share of the Company, one Series A warrant and one Series B warrant. Each Series A warrant is exercisable to purchase one common share at a price of $2.50 during the first year and thereafter at a price of $3.75 during the second year. Each Series B warrant will, upon a commercial discovery on any one of the oil and gas interests in the transaction, replace each Series A warrant exercised and is exercisable to purchase one common share at a price of $7.50 until expiry during the first two years. Additionally, the Company provided Trans-Orient with anti-dilution protection for a period of one year from the closing date (March 31, 2000) if the aggregate amount raised was greater than $500,000 and the average price was less than $2.50 per share or unit.

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

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 5 - RELATED PARTY TRANSACTIONS (continued)

     The Company purchased the following Trans-Orient subsidiaries as part of the transaction: Trans-Orient Petroleum (PNG) Limited, Trans-Orient Petroleum (Aust) Pty Limited and its wholly-owned subsidiary ZOCA 96-16 Pty Limited.

     The following is a summary of the oil and gas interests purchased in the transaction:


                                   Interest           Agreed         GORR on
                                 Purchased at        Transfer        Interest
     Permit                        January 1,        Value of         Due to
     Description                     2000           Properties      Trans-Orient
                               -------------------------------------------------
     Unproved:
     New Zealand
       PEP 38256                      35%            $   50,153       2%
       PEP 38328                      22.5%             774,183       2% (A)/(B)
       PEP 38332                      20%               120,898       2%
       PEP 38335                      15%               118,076       2%
       PEP 38339                      50%                42,568       2%
       PEP 38720                      50%               554,902       2%
       PEP 38723                      40%                22,910       2%
       New Ventures                                       3,242
     Australia
       AC/P 26                        30%               144,084       1%
       ZOCA 96-16                     10%               603,767       1%
     Papua New Guinea
       PPL 157                         7.5%           1,224,522       1%
       PPL 192                        20%               250,506       1%
       PPL 213                         5%                  -          1%
       PPL 215                        40%               187,548       1%
                                                    -----------
                                                    $ 4,097,359
                                                    ===========

Notes:

(A) A 2% GORR applies over PEP 38328 unless a discovery is made on a well drilled within one kilometer of the Whakatu-1 well in which case a 5% GORR would apply.
(B)   The value of the GORR of $1 has been applied to PEP38328.


b)   Due from Related Parties

     At December 31, 2001, the Company is owed $28,395 (December 31, 2000:
     $79,838) by certain public companies with directors, officers and/or principal shareholders in common with the Company. This amount is unsecured, non-interest bearing and has no fixed terms of repayment.

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 5 - RELATED PARTY TRANSACTIONS (continued)

c)   Oil and Gas Properties

     Certain participants of oil and gas properties have directors, officers and /or principal shareholders in common with the Company. These participants are AMG Oil Ltd., Durum Cons. Energy Corp. and Gondwana Energy, Ltd.

     Refer to Note 4

d)   Other

     During the 2001 fiscal year, the Company incurred $111,942 (2000 fiscal year - $81,275, 1999 fiscal year - $60,899) in remuneration and $21,581 (2000 fiscal year - $23,439, 1999 fiscal year - $27,177) in rent to the President of the Company.

     The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the consideration established and agreed to by the related parties.


NOTE 6 - COMMITMENTS AND CONTINGENCIES

a)   Work Commitments

     The Company participates in oil and gas exploration and development operations jointly with third and related parties and is contractually committed under agreements to complete certain exploration programs. The Company's management estimates that the total commitments under various agreements for the next fiscal year is approximately $6,360,000, of which, an unrelated third party (Anadarko Petroleum Ltd) has agreed to fund operations with an estimated cost of $1,595,000, for the option to receive an interest in AC/P26.

     The Company's commitments under Licence obligations are summarized as follows:

     Period:                                       Commitment
     Within 1 year                                $ 6,360,000
     More than 1 year and within 2 years            9,080,000
     More than 2 year and within 3 years               55,000
     More than 3 year and within 4 years            3,620,000
     More than 4 years                                   -
                                                  -----------
                                                  $19,115,000
                                                  ===========

     This is the Company's share of commitments as recorded on various Licence documents, but the Company intends to "Farm-Out" major expenditures, as explained in Note 1, and will either Farm-out interests in those Licences, renegotiate terms of the Licence or relinquish its interest, so that its share of expenditures required to be funded will not be the full amount of the commitment listed above.

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 6 - COMMITMENTS AND CONTINGENCIES (continued)

b)   Political Risks

     Papua New Guinea is subject to political uncertainty and instability and the Company faces a number of risks and uncertainties, which may adversely impact on its ability to pursue its exploration and development activities.

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


NOTE 7 - COMMON STOCK

a)   Authorized and Issued Share Capital

     The authorized share capital of the Company is an unlimited number of common shares without par value.

                                                      Number
     Issued and fully paid:                          of Shares       Amount
                                                   -------------   ------------
     Balance at December 31, 1999                      5,652,479   $ 17,386,253

     Issued during the 2000 fiscal year:
     Issued pursuant to property purchase from
        Trans-Orient                                     836,845      2,092,112
                                                   -------------   ------------

     Balance at December 31, 2000                      6,489,324   $ 19,478,365
                                                   =============   ============

     Issued during the 2001 fiscal year                     -              -
                                                   -------------   ------------

     Balance at December 31, 2001                      6,489,324   $ 19,478,365
                                                   =============   ============


     During fiscal 2001 the Company consolidated its shares on a 1 for 5 basis, resulting in the issued shares being reduced from 32,446,622 common shares to 6,489,324 common shares, representing a recorded value of $19,478,365. The number of shares shown for the periods prior to 2001 have been adjusted as if this consolidation had applied retrospectively to those periods. All references and calculations, in these financial statements, involving the Company's number of shares (or options or warrants) have been similarly adjusted.

     Refer to Note 13

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 7 - COMMON STOCK (continued)

b)   Incentive Stock Options

     The Company may grant incentive stock options to its officers, directors and employees, for the purchase of shares in the Company. Stock options are in consideration for services and are non-transferable. The exercise price is determined by the Board of Directors of the Company at the time of grant and may not be less than the discounted market price. Options have a maximum term of five years and terminate 30 days after the termination of employment of the option holder. Vesting of options may be made at the time of granting of the options or over a period of up to 48 months, at the discretion of the Board of Directors. Once approved and vested, options are exercisable at any time until the completion of the term or termination as above.

     The following stock options are outstanding at December 31, 2001:

       Number         Type of Option             Date Fully           Exercise Price          Expiry
     of Shares                                     Vested                per Share             Date
     ---------------------------------------------------------------------------------------------------
       440,000          Non-Vesting                   -                    $1.25            July 6, 2005
       604,000            Vesting                January 6, 2004           $1.25            July 6, 2005
        52,800            Vesting                  July 6, 2004            $1.25            July 6, 2005
        60,000            Vesting               September 26, 2004         $1.25          March 26, 2006
        11,200            Vesting                 March 26, 2005           $1.25          March 26, 2006
     ---------
     1,168,000
     =========

     A summary of stock option activities for the years presented is as follows:

          Description                             Number         Exercise Price
          Of Activity                            of Shares         per Share
     ---------------------------------------------------------------------------

     Outstanding at December 31, 1999               200,000            $12.50

     Granted in 2000: non-vesting                   400,000            $ 3.00
     Granted in 2000: vesting *                     733,600            $ 2.50
     Cancelled (lapsed)                            (200,000)           $12.50
                                                -----------
     Outstanding at December 31, 2000             1,133,600         $2.50 - 3.00

     Granted in 2001: vesting                        71,200            $ 2.50
     Cancelled in 2001: vesting                     (36,800)           $ 2.50
                                                -----------
     Outstanding at December 31, 2001 *           1,168,000            $ 1.25
                                                ===========

     *On November 29, 2001 the Company amended previously granted stock options to purchase 40,000 shares, exercisable at a price of $2.50 per share, from vesting to non-vesting options exercisable immediately, and amended all stock options to have an exercise price of $1.25 per share.

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 7 - COMMON STOCK (continued)

c)   Share Purchase Warrants

     The following share purchase warrants to purchase shares of the Company are outstanding at December 31, 2001:

                   Number               Price                Expiry
                 of Shares            per Share               Date
              ----------------    ----------------    ------------------
                 Warrants:
                       190,000           $2.00            May 27, 2002
                       200,000           $2.00            July 3, 2002
              Series A Warrants:
                       836,845           $3.75 (1)        March 29, 2002
                     ---------
                     1,226,845
                     =========

(1) Upon a commercial discovery in one of the properties received in the purchase from Trans-Orient Petroleum Limited, detailed in Note 5, for each Series A warrant exercised a Series B warrant will be issued exercisable at a price of $7.50 per share for a period of one year from the issuance date, but no later than March 29, 2003.

     A summary of share purchase warrant activities for the years presented is as follows:

               Description                    Number           Exercise Price
               Of Activity                   of Shares            per Share
     ---------------------------------------------------------------------------
     Outstanding at December 31, 1999 *        390,000              $4.50

     Granted in 2000: Series A Warrants        836,845              $2.50
                                         -------------
     Outstanding at December 31, 2000        1,226,845            $2.00 - 2.50

     Granted/(cancelled) in 2001                  -                     -
                                         -------------

     Outstanding at December 31, 2001 **     1,226,845            $2.00 - 3.75
                                         =============

* During the 2000 fiscal year, previously issued share purchase warrants to purchase 190,000 shares exercisable at a price of $4.50 per share until May 27, 2000 were amended to be exercisable at a price of $2.00 per share until May 27, 2001, and previously issued share purchase warrants to purchase 200,000 shares exercisable at a price of $4.50 per share until July 3, 2000 were amended to be exercisable at a price of $2.00 per share until July 3, 2001. On May 9, 2001 the Board further amended the terms of the warrants as follows: the expiry date on 190,000 warrants was extended from May 27, 2001 to May 27, 2002, and the expiry date on 200,000 warrants from July 3, 2001 to July 3, 2002.

** During the 2000 fiscal year the Company issued Series A share purchase warrants to purchase 836,845 shares exercisable at a price of $2.50 per share until March 29, 2001, and thereafter at a price of $3.75 per share until March 29, 2002, pursuant to the asset purchase from Trans-Orient Petroleum Limited detailed in Note 5.

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 8 - EARNINGS/(LOSS) PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share calculations for the 2001, 2000 and 1999 fiscal years:

                                            2001          2000          1999
                                        -----------   -----------   -----------
Numerator, net profit/ (loss)
   for the year                         $ 1,108,799   $(2,871,035)  $(1,181,258)
                                        -----------   -----------   -----------
Denominator:
Weighted-average number of shares
  - basic                                 6,489,324     6,160,074     5,652,479
                                        -----------   -----------   -----------

Basic earnings/(loss) per share         $      0.17   $     (0.47)  $     (0.21)
                                        ===========   ===========   ===========

Denominator:
Weighted-average number of shares
  - diluted                               6,680,384     6,160,074     5,652,479
                                        -----------   -----------   -----------

Diluted earnings/(loss) per share       $      0.17   $     (0.47)  $     (0.21)
                                        ===========   ===========   ===========

Due to net losses incurred for the 2000 and 1999 fiscal years, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive for those years.


NOTE 9 - INCOME TAXES

No income taxes are currently payable by the Company in any of the jurisdictions in which it operates. A reconciliation between the tax cost, using the Canadian statutory income tax rate (44.12% for the fiscal 2001 year) and the provision for income taxes is as follows:

                                            2001          2000          1999
                                        -----------   -----------   -----------
Net profit/ (loss) for the year
  before tax                            $ 1,108,799   $(2,871,035)  $(1,181,258)

Provision for/(benefit of) tax at
  Canadian statutory rate (44.12%)          489,202    (1,266,700)     (521,171)
Effect of varying tax rates in
  other jurisdictions                       (97,059)      285,695       105,661
Permanent differences                        40,904       (90,430)       73,449
Benefit of prior year losses realized      (573,971)         -             -
Increase in valuation allowance             140,924     1,071,435       342,061
                                        -----------   -----------   -----------
Income Tax Provision                    $      -      $      -      $      -
                                        ===========   ===========   ===========

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 9 - INCOME TAXES (continued)

In Canada the Company has non-capital losses of approximately Cdn$1.87 million (December 31, 2000 - Cdn$1.55 million) available for future deduction from taxable income derived in Canada, which expire as follows:

                            2002   Cdn$   251,664
                            2003          662,559
                            2004             -
                            2005          153,875
                            2006          131,714
                            2007          286,535
                            2008          382,213
                                   --------------
                                   Cdn$ 1,868,560
                                   ==============

 In addition, in Canada, at December 31, 2001, the Company has approximately Cdn$1.63 million (December 31, 2000 - Cdn$1.63 million) of resource and other unused tax pools to offset future taxable income derived in Canada. Significant components of the Company's deferred tax assets available in Canada are comprised of the following at December 31, 2001 calculated at 44.12% (December 31, 2000: 44.12%):

     December 31,                                       2001          2000
     ------------------------------------------------------------------------

     Resource and other unused tax pools          $   719,454     $   719,454
     Net operating loss carry-forwards                824,409         683,485
                                                  -----------     -----------
                                                    1,543,863       1,402,939
     Valuation allowance                           (1,543,863)     (1,402,939)
                                                  -----------     -----------
                                                  $      -        $      -
                                                  ===========     ===========

A valuation allowance has been established, and accordingly, no benefit has been recognized for the Company's net operating losses and deferred tax assets. The Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded. These factors include the Company's recent history of net losses and the expected near-term future losses. The Company will continue to assess the realizability of the deferred tax assets based on actual and forecasted operating results.

The Company also has losses and deductions of approximately NZ$18.22 million (December 31, 2000: NZ$19.82 million) available to offset future taxable income derived in New Zealand, Australia and Papua New Guinea.

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 10 - COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year's presentation.

NOTE 11 - SUBSEQUENT EVENTS

Other than those items detailed in Note 4: Oil and Gas Properties, there were no events subsequent to December 31, 2001, which would have a significant effect on these financial statements.

NOTE 12: SEGMENTED INFORMATION

The Company operates in the one industry: petroleum exploration and production. It operates in several geographical regions, therefore information on country segments is provided as follows.

For Year to December 31, 2001:

                                 Canada        New Zealand   Australia          PNG         Total Company
                               --------------------------------------------------------------------------
Production Income:

Revenue                               -         3,744,036           -              -         3,744,036
Production expenses                   -        (1,288,105)          -              -        (1,288,105)
                               --------------------------------------------------------------------------
Net Production Income                 -         2,455,931           -              -         2,455,931

Interest income                     25,788         69,166           -              -            94,954
Administrative expenses           (261,747)      (451,736)        (7,020)       (15,121)      (735,624)
Write-off of oil and gas
  properties                          -          (678,352)       (20,299)        (7,811)      (706,462)
                               --------------------------------------------------------------------------

Net income/(loss)              $  (235,959)   $ 1,395,009    $   (27,319)   $   (22,932)   $ 1,108,799
---------------------------------------------------------------------------------------------------------
Oil and Gas properties                -         5,167,589        926,882      1,999,270      8,093,741
Office Assets                       26,341         43,862           -              -            70,203
Due from Related Parties              -            28,395           -              -            28,395
Other Non-current Assets              -              -              -              -              -
Current Assets                     569,475      3,117,350          4,933          7,081      3,698,839
                               --------------------------------------------------------------------------
Total Assets                   $   595,816    $ 8,357,196    $   931,815    $ 2,006,351    $11,891,178
---------------------------------------------------------------------------------------------------------

Specific Items:
Amortization expense                27,808         39,534           -              -            67,342
Purchase of property and
  equipment                           -           (12,710)          -              -           (12,710)
---------------------------------------------------------------------------------------------------------

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 12: SEGMENTED INFORMATION (continued)

For Year to December 31, 2000:

                                 Canada        New Zealand   Australia          PNG         Total Company
                               --------------------------------------------------------------------------
Production Income:

Revenue                               -           475,646           -              -           475,646
Production expenses                   -          (171,705)          -              -          (171,705)
                               --------------------------------------------------------------------------
Net Production Income                 -           303,941           -              -           303,941
Interest income                    222,176          2,373           -              -           224,549
Administrative expenses           (524,013)      (176,544)       (16,654)       (26,389)      (743,600)
Write-off of oil and gas
  properties                          -        (1,830,655)      (357,509)      (537,761)    (2,725,925)
                               --------------------------------------------------------------------------

Net income/(loss) before
  other items                     (301,837)    (1,700,885)      (374,163)      (564,150)    (2,941,035)

Other Items                           -            70,000           -              -            70,000
Net income/(loss)              $  (301,837)   $(1,630,885)   $  (374,163)   $  (564,150)   $(2,871,035)
---------------------------------------------------------------------------------------------------------

Oil and Gas properties                -         3,763,696        887,871      1,984,850      6,636,417
Office Assets                       54,490         70,345           -              -           124,835
Due from Related Parties              -            79,838           -              -            79,838
Other Non-current Assets              -              -              -              -              -
Current Assets                   2,805,410        339,124           -             1,802      3,146,336
                               --------------------------------------------------------------------------
Total Assets                   $ 2,859,900    $ 4,253,003    $   887,871    $ 1,986,652    $ 9,987,426
---------------------------------------------------------------------------------------------------------

Specific Items:
Amortization expense                13,371         47,204           -              -            60,575
Purchase of property and
  equipment                        (11,982)       (29,467)          -              -           (41,449)
---------------------------------------------------------------------------------------------------------

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 12: SEGMENTED INFORMATION (continued)

For Year to December 31, 1999:


                                 Canada        New Zealand   Australia          PNG               China     Total Company
                               ---------------------------------------------------------------------------------------------
Production Income:

Revenue                               -           314,698           -              -              -           314,698
Production expenses                   -          (170,321)          -              -              -          (170,321)
                               ---------------------------------------------------------------------------------------------
Net Production Income                 -           144,377           -              -              -           144,377

Interest income                    350,425          8,486           -              -              -           358,911
Administrative expenses           (420,730)      (109,694)        (5,503)        (4,695)          -          (540,622)
Write-off of oil and gas
  properties                          -          (653,980)       (17,746)          -          (311,442)      (983,168)
                               ---------------------------------------------------------------------------------------------

Net income/(loss) before
  other items                      (70,305)      (610,811)       (23,249)        (4,695)      (311,442)    (1,020,502)
----------------------------------------------------------------------------------------------------------------------------

Other Items                       (160,756)          -              -              -              -          (160,756)

Net income/(loss)              $  (231,061)   $  (610,811)   $   (23,249)   $    (4,695)   $  (311,442)   $(1,181,258)

Oil and Gas properties                -         2,655,861        299,595        700,768           -         3,656,224
Office Assets                       55,747         88,214           -              -              -           143,961
Due from Related Parties              -            62,667           -              -              -            62,667
Other Non-current Assets           924,988        807,223           -              -              -         1,732,211
Current Assets                   4,824,669        455,966           -             3,467           -         5,284,102
                               ---------------------------------------------------------------------------------------------
Total Assets                   $ 5,805,404    $ 4,069,931    $   299,595    $   704,235    $      -       $10,879,165
----------------------------------------------------------------------------------------------------------------------------

Specific Items:
Amortization expense                23,108         49,272           -              -              -            72,380
Purchase of property and
  equipment                        (23,584)       (58,681)          -              -              -           (82,265)
----------------------------------------------------------------------------------------------------------------------------

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 13 - DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which conform in all material respects with United States generally accepted accounting principles ("U.S. GAAP") except for the following differences:

a)   Assets

       Marketable Securities and Investments. Under Canadian GAAP the Company's marketable securities and investments are reported at cost, or, for other than a temporary decline in value from cost, at market value. Under US GAAP the Company's marketable securities and investments are classified as available-for-sale securities and reported at market value, with unrealized gains and losses included as a component of comprehensive income.

       As the Company's marketable securities and investments were included in the transfer sale process with Trans-Orient (refer Note 5(a)), the Company had no marketable securities nor investments at either December 31, 2001 or 2000, accordingly no adjustment is required between Canadian and US GAAP.

b)   Stockholders' Equity

i)     Common Stock

       Under U.S. GAAP, compensation cost must be considered for all stock options granted requiring the Company to utilize both the intrinsic value -based and the fair value based methods of accounting and reporting stock -based compensation. Under Canadian GAAP, no such cost is recognized.

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

       In 2001 all options were repriced resulting in an increase in the intrinsic value. As a result, such options are accounted for under US GAAP using variable accounting and compensation cost is recognized for the difference between exercise price and quoted market price until such options are exercised, expired, or forfeited.

       December 31,                                       2001           2000
       -------------------------------------------------------------------------

       Common stock under Canadian GAAP             $ 19,478,365   $ 19,478,365

       Accrued compensation from stock
          options granted or amended
          during the year                                904,525        440,000
       Compensation recovery from
          cancellation of previously
          issued stock options                              -          (125,000)
       Cumulative historical adjustments
          to date                                      1,174,614        859,614
                                                    ------------   ------------
       Common stock under U.S. GAAP                 $ 21,557,504   $ 20,652,979
                                                    ============   ============

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 13 - DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

ii)    Accumulated Deficit

       The effects of Note 13(b)i) on accumulated deficit are as follows:

       December 31,                                       2001           2000
       -------------------------------------------------------------------------

       Accumulated deficit under Canadian GAAP      $ (8,547,307)  $ (9,656,106)

       Adjustment required under US GAAP:
          For compensation recovery on cancellation
           of previously issued stock options               -           125,000
       For stock options issued during the year         (904,525)      (440,000)

       Cumulative historical adjustments
          required under US GAAP                      (1,174,614)      (859,614)
                                                    ------------   ------------

       Accumulated deficit under U.S. GAAP          $(10,626,446)  $(10,830,720)
                                                    ============   ============

iii)   Cumulative Comprehensive Adjustment

       Under U.S. GAAP, the components of other comprehensive income (loss) are required to be reported as part of the basic financial statements. Under Canadian GAAP, no such requirement exists.

       The effects of Note 13(a) on cumulative comprehensive adjustment are as follows:

       December 31,                                       2001           2000           1999
       ----------------------------------------------------------------------------------------
       Cumulative comprehensive adjustment
         under Canadian GAAP                        $       -      $       -      $       -

       Adjustments required under US GAAP                   -           (70,000)    (1,491,800)

       Cumulative historical adjustments
         required under US GAAP                             -            70,000      1,561,800
                                                    ------------   ------------   ------------
       Cumulative comprehensive adjustment
         under U.S. GAAP                            $       -      $       -      $     70,000
                                                    ============   ============   ============

       The Comprehensive income adjustments for fiscal years 2000 and 1999 result from the difference between cost and market value on the marketable securities and investments, held at that time.

       As a result of these adjustments under US GAAP, total stockholders' equity as at December 31, 2001 and 2000 are $ 10,931,058 and $9,822,259,
       respectively.

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 13 - DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

c)   Net Profit/(Loss) for the Year

       The following are the effects of Note 13 (b) on Net Profit/(Loss) for the 2001, 2000 and 1999 fiscal years:

       December 31,                                       2001           2000           1999
       ----------------------------------------------------------------------------------------
       Net profit/(loss) for the year under
         Canadian GAAP                              $  1,108,799   $ (2,871,035)  $ (1,181,258)

       Compensation (expense) / recovery, from:
        previously issued stock options expired             -           125,000          8,125
        stock options issued during the year            (904,525)      (440,000)          -
                                                    ------------------------------------------
       Net profit/(loss) for the year U.S. GAAP     $    204,274   $ (3,186,035)  $ (1,173,133)
                                                    ==========================================

       Comprehensive income adjustment for year             -           (70,000)    (1,491,800)
                                                    ------------------------------------------

       Net Comprehensive income/(loss)
        for the year U.S. GAAP                      $    204,274   $ (3,256,035)  $ (2,664,933)
                                                    ==========================================

d)   Earnings/(Loss) per Share

       The following is a reconciliation of the numerators and denominators of the basic and diluted earnings/(loss) per share calculations for the 2001, 2000 and 1999 fiscal years:

       December 31,                                       2001           2000           1999
       ----------------------------------------------------------------------------------------
       Numerator, net profit/(loss) for the year
         under US GAAP                              $    204,274   $ (3,186,035)  $ (1,173,133)
                                                    ------------------------------------------

       Denominator: - Basic
         Weighted average number of shares
          under Canadian GAAP                          6,489,324      6,160,074      5,652,479
         Adjustment required under US GAAP                  -              -              -
                                                    ------------------------------------------
         Weighted average number of shares
          under US GAAP                                6,489,324      6,160,074      5,652,479
                                                    ------------------------------------------

         Basic earnings/(loss) per share under
          U.S. GAAP                                 $       0.03   $      (0.52)  $      (0.21)
                                                    ==========================================

       Denominator: - Diluted
         Weighted average number of shares
          under Canadian GAAP                          6,680,384      6,160,074      5,652,479
         Adjustment required under US GAAP                  -              -              -
                                                    ------------------------------------------
         Weighted average number of shares
          under US GAAP                                6,680,384      6,160,074      5,652,479
                                                    ------------------------------------------

       Diluted earnings/(loss) per share under
        U.S. GAAP                                   $       0.03   $      (0.52)  $      (0.21)
                                                    ==========================================

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 13 - DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

       Due to net losses incurred for the 2000 and 1999 fiscal years, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive.

e)   New Accounting Pronouncements

       Under US GAAP the Company is required to provide details of how the financial statements would be affected by new pronouncements.

       In June 2001, the Financial Accounting Standards Board finalized FASB Statements No. 141, Business Combinations (SFAS 141), and No. 142, Goodwill and Other Intangible Assets (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that the Company reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141.

       SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142.

       The Company does not expect that the adoption of SFAS 141 and SFAS 142 will have a material impact on its results of operations or its financial position, as it has accounted for all business combinations using the purchase method and no goodwill has been recognized previously, only certain intangible assets, which are subject to a regular impairment test.

       In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143 ("SFAS 143"), Accounting for Asset Retirement Obligations, effective for the fiscal years beginning after June 15, 2002. This statement provides the accounting for the cost of legal obligations associated with the retirement of long-lived assets. SFAS 143 requires that companies recognize the fair value of a liability for asset retirement obligations in the period in which the obligations are incurred and capitalize that amount as a part of the book value of the long-lived asset. That cost is then depreciated over the remaining life of the underlying long-lived asset. The Company does not expect that the adoption of SFAS 143 will have a material impact on its results of operations or its financial position.

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 13 - DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)


       In October 2001, the FASB issued Statements of Financial Accounting Standards No. 144 ("SFAS 144"), Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. The standard is effective for fiscal years beginning after December 31, 2001, with early adoption encouraged. The Company does not expect that the adoption of SFAS 144 will have a material impact on its results of operations or its financial position.

                                     SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                     INDO-PACIFIC ENERGY LTD.


Date: June 28, 2002                  By:  /s/ Dr. David Bennett
                                        ______________________________________
                                     Name:   Dr. David Bennett

                                     Title:  President & CEO

ITEM 18.   FINANCIAL STATEMENTS

Not Applicable

ITEM 19.   EXHIBITS

Index to Exhibits

----------------------------------------------------------------------------------------------------------
Exhibit Reference       Exhibit Description                                                   Page Number
----------------------------------------------------------------------------------------------------------
3.5/3.8                 Articles of Association for the Registrant [1]                            N/A
----------------------------------------------------------------------------------------------------------
4.1                     BC Form 20 - Issue of Stock Options - dated March 26, 2001                 80
----------------------------------------------------------------------------------------------------------
4.2                     Form of Stock Option Agreement for all vesting options granted to
                        named directors and officers [2]                                          N/A
----------------------------------------------------------------------------------------------------------
8                       List of Subsidiaries of the Registrant                                     82
----------------------------------------------------------------------------------------------------------
10.1                    Asset Purchase Agreement between the Registrant and Trans-Orient
                        Petroleum Ltd. [3]                                                        N/A
----------------------------------------------------------------------------------------------------------
10.2                    Variation to Asset Purchase Agreement between the Registrant and
                        Trans-Orient Petroleum Ltd.                                                83
----------------------------------------------------------------------------------------------------------

[1] Incorporated by reference as previously included in our Form 10-K for the Year Ended December 31, 1997 filed on April 8, 1998.

[2] Incorporated by reference as previously included in our Form 20-F filed for the year ended December 31, 2000.

[3] Incorporated by reference as previously included in our Form 8-K filed on April 13, 2000.

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

1. Name, address and telephone number of the Issuer of the security distributed:

     INDO-PACIFIC ENERGY LTD.
     284 Karori Road
     Karori, Wellington 6013
     New Zealand
     +64 4 476 2717

2. State whether the Issuer is or is not an exchange issuer (i.e. listed on the Vancouver Stock Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada):

     The Issuer is not an exchange issuer.

3.   Describe the type of security and the aggregate number distributed:

     Issuance of stock options to directors, officers and employees of the Company to acquire up to 356,000 common shares of the Company at an exercise price of US$0.50 per share.

4.   Date of the distribution(s) of the security:

     March 26, 2001

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

     (a)

                                            Number of          Price          Total        Section of
      Full Name and Residential             Securities        Per Share     Purchase        Act/Rules
      Address of Purchaser                  Purchased                         Price
      Jeanette Watson                        40,000          US$0.50           N/A          s. 74(2)(9)
      10 Tainui Terrace
      Mt Cook, Wellington, New Zealand

      Bernie Zinkhofer                      300,000          US$0.50           N/A          s. 74(2)(9)
      6471 Chelmsford Street
      Richmond, BC V7C 4X2

      Rio FioccoPO Box 228                   16,000          US$0.50           N/A          s. 74(2)(9)
      Port Moresby, Papua New Guinea

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


DATED at Wellington, New Zealand this 26th day of March 2001.


                                         INDO-PACIFIC ENERGY LTD.
                                         --------------------------------------
                                         Name of Issuer

                                         --------------------------------------
                                         Signature of authorized signatory

                                         Jeanette Watson, Company Secretary
                                         --------------------------------------
                                         Name and office of authorized signatory



IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION

                                     EXHIBIT 8

                               LIST OF SUBSIDIARIES

----------------------------------------------------------------------------------------------------------------
   Name                                    Jurisdiction               Business                    % of Ownership
   ----                                    ------------               --------                    --------------
----------------------------------------------------------------------------------------------------------------
Source Rock Holdings Limited               New Zealand                Holding company                    100%
----------------------------------------------------------------------------------------------------------------
Millennium Oil & Gas Limited               New Zealand                Oil and gas exploration and        100%
                                                                      development
----------------------------------------------------------------------------------------------------------------
Indo-Pacific Energy (NZ) Limited           New Zealand                Oil and gas exploration and        100%
                                                                      development
----------------------------------------------------------------------------------------------------------------
Ngatoro Energy Limited                     New Zealand                Oil and gas exploration and        100%
                                                                      development
----------------------------------------------------------------------------------------------------------------
PEP 38716 Limited                          New Zealand                Oil and gas exploration and        100%
                                                                      development
----------------------------------------------------------------------------------------------------------------
Odyssey International Pty Limited          Australia                  Oil and gas exploration and        100%
                                                                      development
----------------------------------------------------------------------------------------------------------------
Indo-Pacific Energy Australia Pty Limited  Australia                  Oil and gas exploration and        100%
                                                                      development
----------------------------------------------------------------------------------------------------------------
Indo-Pacific Energy (PNG) Limited          Papua New Guinea           Oil and gas exploration and        100%
                                                                      development
----------------------------------------------------------------------------------------------------------------
Trans-Orient Petroleum (Aust) Pty Limited  Australia                  Oil and gas exploration and        100%
                                                                      development
----------------------------------------------------------------------------------------------------------------
ZOCA 96-16 Pty Limited                     Australia                  Oil and gas exploration and        100%
                                                                      development
----------------------------------------------------------------------------------------------------------------
Trans-Orient Petroleum (PNG) Limited       Papua New Guinea           Oil and gas exploration and        100%
                                                                      development
----------------------------------------------------------------------------------------------------------------

                                EXHIBIT 10.2
                   VARIATION TO ASSET PURCHASE AGREEMENT
             BETWEEN THE REGISTRANT AND TRANS-ORIENT PETROLEUM LTD.


                         Dated            14 February 2002
              _______________________________________________________



                           INDO-PACIFIC ENERGY LTD

                          TRANS-ORIENT PETROLEUM LTD

                    TRANS-ORIENT PETROLEUM (AUST) PTY LTD

                       TRANS-ORIENT PETROLEUM (PNG) LTD

                      TRANS-ORIENT PETROLEUM (NZ) LIMITED

                       INDO-PACIFIC ENERGY (NZ) LIMITED




                  VARIATION TO AGREEMENT OF PURCHASE AND SALE

                  (To Amend Warrant Terms And Assign Royalties)

THIS AGREEMENT is made                     2002

BETWEEN INDO-PACIFIC ENERGY LTD incorporated in Canada with a head office at 284 Karori Road, Karori, Wellington, New Zealand ("Indo Canada")

AND TRANS-ORIENT PETROLEUM LTD of 887 Helmcken Street, Vancouver, B.C., Canada V6Z 1B1 ("Top Canada")

AND TRANS-ORIENT PETROLEUM (AUST) PTY LTD (ACN 076 410 994) of 15th floor, AMP Building, 1 King William Street, Adelaide, SA, Australia ("Top Aust")

AND TRANS-ORIENT PETROLEUM (PNG) LTD of Level 2, Brian Bell Plaza, Turumu Street, Boroko, NCD 111, Papua New Guinea ("Top PNG")

AND TRANS-ORIENT PETROLEUM (NZ) LIMITED of 284 Karori Road, Wellington, New Zealand ("Top NZ")

AND INDO-PACIFIC ENERGY (NZ) LIMITED of 284 Karori Road, Wellington, New Zealand ("IPENZ")

BACKGROUND
----------

A. By an Agreement of Purchase and Sale dated 29 January 2000, Top Canada and its subsidiaries agreed to sell certain assets to Indo Canada and its subsidiaries, in return for certain consideration. Such consideration included the receipt of grants of gross overriding royalties over petroleum exploration assets from Indo Canada's subsidiaries and of Units (including grant of warrants) from Indo Canada.

B. Indo Canada consolidated its shares, by replacing every 5 old shares with 1 new share, with effect from 23 July 2001.

C. The Parties have agreed to amend the Agreement of Purchase and Sale by Indo Canada amending the terms of the warrants (by reducing the exercise prices and extending the exercise periods) in consideration for Top Canada assigning the GORRs to Indo Canada, to hold at its discretion.

AGREEMENT

1.    DEFINITIONS AND INTERPRETATION

1.1 Definitions: In this Variation (including the Background), unless the context otherwise requires:

      "Effective Date" means 3 January 2002;

      "Sale Agreement" means the Agreement of Purchase and Sale dated 29 January 2000 between the Parties to this Variation;

      "Variation" means this agreement between the Parties to vary the terms of the Sale Agreement;

      "$" or other references to money mean US dollars.

1.2   Interpretation: In this Variation, unless a contrary intention appears:

      (a) a reference to any legislation or any provision of any legislation includes:

            (i) all regulations, orders or instruments issued under the legislation or provision; and

            (ii) any modification, consolidation, amendment, re-enactment, replacement or codification of such legislation or provision;

      (b)   a word:

            (i)    importing the singular includes the plural and vice versa;
                   and

            (ii) denoting an individual includes corporations, firms, unincorporated bodies, authorities and instrumentalities;

      (c) a reference to a party to this Variation or any other instrument includes that party's executors, administrators, successors and permitted assigns;

      (d) where a word or phrase has a defined meaning, any other part of speech or grammatical form has a corresponding meaning;

      (e) a reference to a clause number, schedule number or annexure number (or letter) is a reference to a clause, schedule or annexure of this Variation; and

      (f) words and expressions used in this Variation which are defined in the Sale Agreement shall where the context admits have the same meaning as they have in the Sale Agreement.

2.   GOVERNMENTAL APPROVALS

2.1 This Variation and the assignments of the GORRs provided for by it are conditional upon the consent of the relevant governmental agencies in the relevant jurisdictions being given to the assignments, pursuant to the relevant legislation. The assignments contemplated by this Variation will, when approved in accordance with the relevant legislation, take effect on and from the Effective Date.

2.2 The Parties must use all reasonable endeavours to have all dealings evidenced by this Variation approved as contemplated by clause 2.1 as expeditiously as possible.

2.3 If, despite such endeavours, consent to any of the assignments evidenced by this Variation is not received in accordance with clause 2.1 within 6 months after the date of this Variation (or such other date as the Parties may agree), then Top Canada shall be deemed to hold all the benefit of any such GORR for Indo Canada and shall pay all money received under it to Indo Canada immediately upon receipt, after deducting any withholding or income tax applicable thereto.

3.    VARIATION OF WARRANTS

3.1 In consideration for the assignment of the GORRs under clause 4, Indo Canada agrees to amend the terms of the Units as follows:

      (a) each of the 836,845 "A" Warrants held by Top Canada will entitle the holder to purchase one additional common share of Indo Canada in consideration for $1.25 per common share exercisable until 31 December 2002, and thereafter for one year (ie ending 31 December
            2003) in consideration for $1.40 per common share;

      (b) every "B" Warrant (if any) issued on the exercise of "A" Warrants shall be exercisable at a price of $2.50 per common share for a period ending on the later of one year after the issue date of the "B" Warrant and 31 December 2003.

3.2 In all other respects, the terms of the Warrants are confirmed as set out in the Sale Agreement.

4.    ASSIGNMENTS

4.1 With effect on and from the Effective Date, Top Canada assigns to Indo Canada and Indo Canada accepts the assignment of the GORRs created under the Sale Agreement by the GORR Agreements and the Deed, (the Deed being subject to the variations made by the "Deed of Amendment and Consent" dated 19 July 2000 between Top NZ, Indo NZ and Origin Energy Resources NZ Limited and the "Variation to the Deed of Assignment and Covenant" dated 21 September 2000 between Top NZ and Indo NZ). The relevant grantees and GORRs are listed (for convenience only) in the attached Schedule.

4.2 The grantee of each GORR acknowledges and consents to the assignment of the relevant GORR effected by clause 4.1. The grantee covenants and agrees to duly and punctually discharge all its liabilities and perform all its obligations in respect of the relevant GORR, as set out in the GORR Agreement or the Deed (as the case may be).

4.3 Top Canada warrants to Indo Canada that it has not created, and to the best of its knowledge there are no, encumbrances, liens, mortgages, pledges, claims, options, net profits or other burdens over the GORRs.

4.4 The Parties acknowledge that the Assets underlying the GORRs have changed, as set out in the Schedule, since the date of the Sale Agreement.

5.    GENERAL

5.1 The Parties will bear their own legal costs arising out of the preparation of this Variation, and Indo Canada will bear all consent fees payable on this Variation and any document directly related to or consequential upon this Variation.

5.2 Each of the Parties must take all such steps, execute all such documents and do all such acts and things as may be reasonably required by any other Party to give effect to the intent of this Variation. In particular, immediately upon execution of this Variation, Indo Canada will issue to Top Canada an amended Series A Warrant certificate to purchase 836,845 Indo Canada common shares on the terms in the Sale Agreement as varied by this Variation.

5.3 If any Party executes this Variation by means of an attorney then such attorney states that he or she has no notice of the revocation of that power of attorney.

5.4 If any of the provisions of this Variation are invalid or unenforceable, the invalidity or unenforceability shall not affect the operation, construction or interpretation of any other provision of this Variation with the intent that the invalid or unenforceable provision shall be treated for all purposes as severed from this Variation.

5.5 In all respects the Parties confirm the terms of the Sale Agreement (including the GORR Agreements and the Deed as varied previously) as varied by this Variation, and except as expressly varied by this Variation, the Sale Agreement remains in full force and effect.

--------------------------------------------------------------------------------
For INDO-PACIFIC ENERGY LTD:                For TRANS-ORIENT PETROLEUM LTD:


By:________________________                 By:________________________



By:________________________                 By:________________________
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
For TRANS-ORIENT PETROLEUM (AUST) PTY LTD:  For TRANS-ORIENT PETROLEUM(PNG) LTD:
                                                --------------------------------

By:________________________                 By:________________________



By:________________________                 By:________________________
--------------------------------------------------------------------------------

For TRANS-ORIENT PETROLEUM (NZ) LIMITED:    For INDO-PACIFIC ENERGY(NZ) LIMITED:
    ------------------------------------        --------------------------------


By:________________________                 By:________________________



By:________________________                 By:________________________
--------------------------------------------------------------------------------

                            Schedule of GORRs Assigned

------------------------------------------------------------------------------------------------------------------
Grantee                       Permit          Equity Held      Royalty                  Changes
                                                                                      (since Sale)
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
ZOCA 96-16 Pty Ltd            ZOCA 96-16           10%           1%
------------------------------------------------------------------------------------------------------------------
Trans-Orient (Aust)           AC/P26               30%           1%
Pty Ltd.
------------------------------------------------------------------------------------------------------------------
Trans-Orient Petroleum        PPL 192              20%           1%
(PNG) Ltd.
------------------------------------------------------------------------------------------------------------------
Trans-Orient Petroleum        PPL 215              40%           1%
(PNG) Ltd.
------------------------------------------------------------------------------------------------------------------
Trans-Orient Petroleum        PPL 157               7.5%         1%                   Now PRL 4 and PRL 5
(PNG) Ltd.
------------------------------------------------------------------------------------------------------------------
Trans-Orient Petroleum        PPL 213               5%           1%                   Relinquished - no further
(PNG) Ltd.                                                                            equity in this area.
------------------------------------------------------------------------------------------------------------------
Indo-Pacific Energy (NZ)      PEP 38328            22.5%         2% and 5%
Ltd.                                                             within 1km
                                                                 radius of
                                                                 Whakatu-1
------------------------------------------------------------------------------------------------------------------
Indo-Pacific Energy (NZ)      PEP 38332            20%           2%
Ltd.
------------------------------------------------------------------------------------------------------------------
Indo-Pacific Energy (NZ)      PEP 38335            15%           2%
Ltd.
------------------------------------------------------------------------------------------------------------------
Indo-Pacific Energy (NZ)      PEP 38723            40%           2%
Ltd.
------------------------------------------------------------------------------------------------------------------
Indo-Pacific Energy (NZ)      PEP 38256            35%           2%
Ltd.
------------------------------------------------------------------------------------------------------------------
Indo-Pacific Energy (NZ)      PEP 38720            50%           2%
Ltd.
------------------------------------------------------------------------------------------------------------------
Indo-Pacific Energy (NZ)      PEP 38339            50%           2%                   Relinquished 26 Jan 2001
Ltd.
------------------------------------------------------------------------------------------------------------------