Form 20-F/A
INDO PACIFIC ENERGY LTD
filed 2003-06-23
CIK 1041829

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Year ended December 31, 2001

Commission File No.: 0 29344

INDO PACIFIC ENERGY LTD.

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

None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of close of the period covered by the annual report:

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

Item 17 X Item 18

Explanatory Note

This Form 20-F/A has been filed to include the predecessor audit reports for the fiscal years ending December 31, 1999 and 2000.

This 20-F/A consists of a cover page, this explanatory note, the above described audit reports and the signature page.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, update, or restate the information in any Item of the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

ITEM 19 EXHIBITS

Audit reports for December 31, 1999 and 2000.

This is the form required under section 139 of the Securities Regulation and, if applicable, by an order issued under section 76 of the Securities Act.

The undersigned hereby certifies that the statements made in this report are true and correct.

SIGNATURE

DATED at Wellington, New Zealand this 20 June 2003.

INDO-PACIFIC ENERGY LTD. .

Name of Issuer

Signature of authorized signatory

Jeanette Watson, Company Secretary

Name and office of authorized signatory

EXHIBIT 99.1

AUDITORS' REPORT

To the Shareholders of Indo-Pacific Energy Ltd.

We have audited the accompanying consolidated balance sheets of Indo-Pacific Energy Ltd. as of December 31, 2000 and 1999 and the related consolidated statements of operations and deficit, changes in stockholders’ equity and cash flows for each of the years in the three year period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, there is substantial doubt regarding the ability of the Company to continue to meet all of its future commitments. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

SADOVNICK TELFORD + SKOV

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

Canada

March 23, 2001