Form 20-F
period 2002-12-31
INDO PACIFIC ENERGY LTD
filed 2003-07-01
CIK 1041829

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Year ended December 31, 2002

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

7,739,324 Common Shares

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☒    No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☒      Item 18 ☐

The Index to the Exhibits is found at Page 88

GLOSSARY OF TERMS

The following terms as defined here are used throughout this filing:

INDO or Company or Registrant refers to Indo-Pacific Energy Ltd., a corporation organized and registered under the laws of Yukon, Canada, and includes its subsidiaries.

$ or dollar refers to the currency of the United States of America, unless otherwise noted in relation to a particular reference.

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

Entrapment is the geological structure in which hydrocarbons build up to form an oil, condensate or gas field.

Exploration Well is a well drilled in a prospect without knowledge of the underlying sedimentary rock or the contents of the underlying rock.

Farm In or Farm Out refers to a common form of agreement between or among petroleum companies where the holder of the petroleum interest agrees to assign all or part of an interest in the ownership to another party that is willing to fund agreed exploration activities which is usually equivalent to more than the proportionate interest assigned to such other party.

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

Mbbls One thousand barrels of crude oil or other liquid hydrocarbons.

Mcf One thousand cubic feet of natural gas.

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

Permit or Licence is an area that is granted for a prescribed period of time for exploration, development or production under specific contractual or legislative conditions.

Pipeline is a system of interconnected pipes that gather and transport hydrocarbons from a well or field to a processing plant or to a facility that is built to take the hydrocarbons for further transport, such as a gas liquefaction plant.

Preemption is the right granted to a party in a Joint Venture Operating Agreement to require another party, which party is proposing to assign its interest in a permit or licence, to assign that interest to the first party on the terms of the proposed assignment.

Pressure survey is a geological survey to test the pressure at which hydrocarbons are being held in the relevant formation.

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

Shut-in refers to a well which is suspended from production, usually for operational reasons, such as in order to build up pressure in the reservoir.

Sole Risk refers to a permit holder undertaking a project within a permit, with which the other permit holders do not join, but giving such other parties the right to election to join in the project at a later date, on payment of their pro rata share of costs already incurred and a substantial premium (based on a multiple of the incurred costs). The premium is usually paid incrementally by the original sole risk party taking all production from the project, and setting off the value of the other party’s share against the premium due, until the premium is fully paid.

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

FORWARD LOOKING STATEMENTS

This Report contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements are not guarantees of INDO's future operational or financial performance and are subject to risks and uncertainties. Certain statements in this Report constitute forward looking statements. When used in this Annual Report, the words “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these statements, which speak only as of the date of this Annual Report. These statements are subject to risks and uncertainties that could cause results to differ materially from those contemplated in such forward-looking statements. Such risks and uncertainties include, but are not limited to, those identified under the subheading “Risk Factors” in Item 3 hereof.

Actual operational and financial results may differ materially from INDO's expectations contained in the forward looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from INDO's oil and gas fields, changes in the price of crude oil and natural gas, adverse technical factors associated with exploration, development, product or transportation of INDO's crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in INDO's areas of activity, changes in tax regimes, energy or other laws or regulations within the jurisdictions in which the Company operates, changes in significant capital expenditures, delays in production starting up due to an industry shortage of skilled manpower, equipment or materials, and cost of inflation.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Selected financial data

The selected historical financial information presented in the table below for each of the years ended December 31, 2002, 2001, 2000, 1999, and 1998, is derived from the audited consolidated financial statements of INDO. The audited financial statements of INDO for the years ended December 31, 2002, 2001, and 2000 are included in this Filing. The selected historical financial information for the years ended December 31, 1999 and 1998 presented in the table below are derived from audited financial statements of INDO that are not included in this Filing. The selected financial information presented below should be read in conjunction with INDO's consolidated financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) elsewhere in this Filing.

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

INDO-PACIFIC ENERGY LTD. AND SUBSIDIARY COMPANIES
SELECTED FINANCIAL DATA AS OF AND FOR THE YEARS ENDED AS SHOWN
(IN $000'S EXCEPT PER SHARE DATA)

Selected Income Statement Data
Amounts in accordance with Canadian GAAP

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	December	December	December	December	December
	31	31	31	31	31
	2002	2001	2000	1999	1998

Oil and gas revenue	1,846	3,744	476	315	234
Other income	29	94	224	359	451
Royalty expense	(184)	(370)	(24)	(15)	(10)
Operating expenses	(773)	(652)	(35)	(51)	(130)
General and	(581)	(736)	(744)	(541)	(693)
administrative expenses
Depletion and depreciation	(106)	(266)	(112)	(104)	(96)
Property write-downs	(2,784)	(706)	(2,726)	(983)	(765)
Stock option compensation	(274)	-	-	-	-
expense [1]
Income (loss) from Operations	(2,827)	1,108	(2,941)	(1,020)	(1,009)
Other Items	-	-	70	(161)	-
Income (loss) before income	(2,827)	1,108	(2,871)	(1,181)	(1,009)
taxes
Income taxes	-	-	-	-	-
Income (loss) for the year	(2,827)	1,108	(2,871)	(1,181)	(1,009)

Income (loss) per share	(0.41)	0.17	(0.47)	(0.21)	(0.18)

Dividends declared per share	$0.00	$0.00	$0.00	$0.00	$0.00

[1] During the year the company adopted the new recommendations of CICA handbook section 3870, stock option based compensation for the recognition, measurement and disclosure of stock option based compensation and other stock based payments made in exchange for goods and services.

Amounts in accordance with US GAAP
General and administrative (1,325)	(1,640)	(1,059)	(533)	(563)
expenses
Income (loss) from Operations (3,297)	204	(3,256)	(1,012)	(880)
Income (loss) for the year (3,297)	204	(3,186)	(1,173)	(880)
Comprehensive income / (loss) (3,297)	204	(3,186)	(1,173)	(880)

Income (loss) per share (0.48)	0.03	(0.52)	(0.21)	(0.15)

Selected Balance Sheet Information
Amounts in accordance with Canadian GAAP

	As at	As at	As at	As at	As at
	December	December	December	December	December
	31	31	31	31	31
	2002	2001	2000	1999	1998

Working capital	1,775	2,739	2,981	6,131	8,578

Current Assets	2,158	3,699	3,146	6,409	8,735
Due from Related Parties	52	28	80	-	-
Investments	-	-	-	670	250
Oil and gas properties	7,523	8,094	6,636	3,656	2,820
Property & Equipment	29	70	125	144	134
Total assets	9,762	11,891	9,987	10,879	11,939

Long-term debt	-	-	-	-	-
Share Capital	20,478	19,478	19,478	17,386	17,386
Contributed surplus	274	-	-	-	-
Accumulated deficit	(11,374)	(8,547)	(9,656)	(6,785)	(5,604)

Shareholders' equity	9,378	10,931	9,822	10,601	11,782

Amounts in accordance with US GAAP

Current Assets	2,158	3,699	3,146	6,409	9,047

Total assets	9,762	11,891	9,987	10,949	13,501

Share Capital	23,301	21,557	20,653	18,246	18,254
Accumulated deficit	(13,923)	(10,626)	(10,831)	(7,645)	(6,472)
Comprehensive Income	-	-	-	70	1,562
Adjustment

Shareholders’ equity	9,378	10,391	9,822	10,671	13,344

B. Capitalisation and indebtedness

Not applicable

C. Reasons for the offer and use of proceeds

Not applicable

D. Risk Factors

Industry Risks

The Company is subject to normal industry risks arising from its low level of cash flow and lack of earnings to date, and the nature of the Company’s involvement in the exploration for, and the acquisition, development and production of, oil and natural gas. Exploration for oil and natural gas involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that further commercial quantities of oil and natural gas will be discovered by the Company.

The Company’s operations are subject to the risks normally incident upon the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, premature decline of reservoirs, invasion of water into producing formations, blow-outs, cratering, fires and oil spills, all of which could result in personal injuries, loss of life and damage to the property of the Company and others. Although the Company maintains insurance, in amounts and coverages which it considers adequate, in accordance with customary industry practice, the Company is not fully insured against all of these risks, nor are all such risks insurable, and, as a result, liability of the Company arising from these risks could have material adverse effect upon its financial condition.

The marketability and price of oil and natural gas that may be acquired or discovered by the Company may be affected by numerous factors beyond the control of the Company. The Company may be affected by the differential between the price paid by refiners for light, quality oil and various grades of oil produced by the Company. The Company is subject to market fluctuations in the prices of oil and natural gas, deliverability uncertainties related to the proximity of its reserves to pipeline and processing facilities and government regulation relating to prices, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business. The Company’s operations will be further affected by the remoteness of, and restrictions on access to, certain properties as well as climatic conditions.

The Company is also subject to compliance with laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment. The Company is not aware of present material liability related to environmental matters. However, it may, in the future, be subject to liability for environmental offences of which it is presently unaware.

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

The Company focuses its efforts mainly in the Taranaki region of New Zealand where large tracts of acreage can be accumulated, there is a positive history of oil exploration success but the acreage is relatively under explored, geological conditions are favorable for hydrocarbon accumulation, and where its limited manpower and technical resources are already deployed.

Oil exploration involves a high degree of technical and commercial risk and is characterized by a continuous need for fresh capital. The Company seeks to minimize and spread this risk by joint-venturing oil exploration projects with other companies and participating in properties exhibiting a range of risk profiles to reduce its cost exposure. The Company faces competition from other oil companies for oil and gas properties and investor dollars. The Company seeks to minimize these effects by not attempting to compete with the major oil companies but focuses on the market niches of exploration and small development stage properties where its technical competence and experience give it a credible advantage.

The Company’s principal long term objective is to grow the Company into a oil and gas exploration, development and production company with internally generated oil and gas sales revenues sufficient to maintain a selective grass roots exploration program to replace produced reserves. Additional reserves and production growth are sought through carefully considered acquisitions of additional oil and gas properties by the purchase of existing properties from other companies. The Company intends to retain its focus in the Austral-Pacific area - primarily in the Taranaki region of New Zealand, and plans to expand as available cash flow and meritorious opportunities permit. Its long term goal is maximum capital appreciation of the Company's securities to reflect the true value of both its reserves base and of its potential resources not yet discovered.

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

Oil and Gas Prices are Volatile

The Company’s revenues, operating results, profitability, future rate of growth and the carrying value of its oil and gas properties depend heavily on prevailing market prices for oil and gas. Management of the Company expects the markets for oil and gas to continue to be volatile. Any substantial or extended decline in the price of oil or gas would have a material adverse effect on the Company’s financial condition and results of operations. It could reduce the Company’s cash flow as well as the value of its reserves. Various factors beyond the Company’s control will affect prices of oil and gas, including, worldwide and Australasian supplies of oil and gas, political instability or armed conflict in oil or gas producing regions, worldwide economic conditions, and marketability of production and other factors mentioned in “Industry Risks” above.

Uncertainty of Reserves Figures

There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves and their values, including many factors beyond the control of the Company. Although management believes the estimates provided in Item 4D. – Property, Plants and Equipment are reasonable, estimates of production, revenues and reserve expenditures will likely vary from actual, and these variances may be material. Estimates of oil and gas reserves are projected from geological interpretation of data. Such interpretations are inherently uncertain, as are the projections of future rates of production and timing of development expenditure, from such interpretations. The accuracy of the reserves estimates is a function of the quality of available data, engineering and geological interpretation and judgment. Factors such as historical production from the area compared with production from other producing areas, assumed effects of governmental regulations, assumptions of future oil and gas prices, future operating costs, development costs and remedial and workover costs, will affect the estimates of economically recoverable quantities and of future net cash flow. Any significant variance in the assumptions could materially affect the estimated quantity and value of reserves.

Reliance on Expertise of Certain Persons

The Registrant is dependent on the management by its president, David Bennett, and, in the acquisition, exploration and development of petroleum properties, on the advice and project management skills of various consulting geologists, geophysicists and engineers retained by the Registrant from time to time. The current president of the Registrant is experienced in the acquisition, exploration and development of petroleum properties in New Zealand and other Austral-Pacific countries, particularly Papua New Guinea and Australia. If the current president leaves the Registrant, the Registrant may have difficulty in immediately finding a person of comparable experience to manage the business of the Registrant. The Registrant does not currently maintain key person insurance on its president or any other employee.

Limited Financial Resources and Lack of Sufficient Capital

The Registrant’s auditors for the 2002 fiscal year have expressed substantial doubt as to the Registrant’s ability to continue to meet future commitments. In order to satisfy the required capital expenditures for the upcoming fiscal year to maintain the Registrant’s interests in its permits, the Registrant will either have to raise additional capital through the issuance of common shares, or enter into agreements with third parties to fund permit obligations, or renegotiate such obligations. There is no assurance that market conditions will continue to permit the Registrant to raise funds if required, or that the Registrant will be able to enter into agreements with third parties to fund permit obligations, or be able to renegotiate such obligations. If the Registrant is unable to fund the obligations by share issues or farmout agreements or renegotiate them, the Registrant may be unable to carry out its plan of operations and may be forced to abandon some of its permit interests (See Title to Properties below).

Title to Properties

In all cases, the terms and conditions of the permit or licence granting the right to the Registrant, or the party from which the Registrant acquired, the right to explore for, and develop, hydrocarbons prescribe a work program and the date or dates before which such work program must be done. Varying circumstances, including the financial resources available to the Registrant and reliance on third party operators of permits and licenses, or circumstances beyond the control or influence of the Registrant may result in the failure to satisfy the terms and conditions of a permit or license and result in the complete loss of the interest in the permit or license without compensation to the Registrant.

Such terms and conditions may be renegotiated with applicable regulatory authorities, but there is no assurance that if a term or condition of a license or permit that is required to be satisfied has not been met, that such term or condition will be renegotiated with the applicable authority.

The Company participates in its permits or licences with industry partners with access to greater resources from which to meet their joint venture capital commitments. If the Company is unable to meet its commitments, the other joint venture participants may assume some or all of the Company’s deficiency and thereby assume a pro-rata portion of the Company’s interest in any production from the joint venture area. The Company is not a majority interest owner in all of its properties and does not have sole control over the future course of development in those properties. Property interests may be subject to joint venture and other like agreements which can give rise to interpretive disputes with other parties who are financially interested in the property.

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

There is no assurance that these laws and regulations will not change in a manner that may materially and adversely affect the business of the Registrant. The Company believes that its operations comply with all applicable legislation and regulations and that the existence of such regulations have no more restrictive effect on the Company’s method of operations than on similar companies in the industry.

Claims of aboriginal peoples in Australia, New Zealand and Papua New Guinea may adversely affect the rights or operations of the Registrant.

No Assurance of Earnings

The Registrant currently has one oil and gas producing property, with two separate producing pools, which, until December 31, 2000, did not generate enough revenue to meet the Registrant’s expenses. During the 2001 fiscal year, such revenues did meet expenses, but did not do so in the 2002 fiscal year. The Registrant has a limited history of earnings and there is no assurance that the business of the Registrant will continue to be profitable. As at the end of the Registrant’s last fiscal year ended December 31, 2002, the Registrant had an accumulated deficit of $11,374,077. The Registrant cannot guarantee that it will continue generating revenues in the future. A failure to generate revenues will likely cause the Registrant to eventually go out of business. The Registrant has not paid dividends at any time in its history to date and there is no assurance that the Registrant will pay a dividend at any time in the future.

Effect of Different Currencies for Revenue and Expenses

The Registrant currently holds the majority of its cash reserves in New Zealand dollars and receives the majority of its revenues in US dollars, but incurs the majority of its expenses and its petroleum property expenditures in Australian and New Zealand dollars. An increase in value of either or both the New Zealand and Australian dollar versus the US dollar has a detrimental effect to the Registrant as the Registrant’s expenses incurred would, in turn, increase in US dollars. The Registrant does not currently hedge its exposure to currency rate changes, although it may choose to selectively hedge exposure to foreign currency exchange rate risk. The Registrant, however, has no policies relating to the foregoing. See also Item 5.A.3 – Foreign Currency Fluctuations.

Inadequacy of Public Market

There can be no assurance that a stable market for the Registrant's common shares will be achieved. If the Registrant fails to remain current in its filings with the SEC, the Registrant may be de-listed and the Registrant’s shareholders may not be able to sell their shares in the public market within the United States.

Dilution

The Registrant's Articles of Incorporation authorize the issuance of an unlimited number of shares of common stock. The Company and one subsidiary have several types of dilutive securities outstanding. The Registrant's Board of Directors has the power to issue any further shares without stockholder approval. The Registrant's Board of Directors is likely to issue some of such shares to acquire further capital in order to carry out its intended operations or expand its current operations, or to provide additional financing in the future. The issuance of any such shares may result in a reduction of the book value or market price of the outstanding shares of the Registrant's common shares. If the Registrant does issue any such additional shares, such issuance will also cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change of control of the Registrant.

Conflict of Interest

The Registrant has acquired interests in some petroleum properties with, or from, or transferred interests to, other companies or their respective subsidiaries, being Trans-Orient Petroleum Ltd., TAG Oil Ltd. (previously called Durum Cons. Energy Corp.), Gondwana Energy Ltd. and AMG Oil Ltd., which have common or connected management, and certain common principal shareholders. Certain of the directors of the Company are or were directors and/or officers of these other corporations, or of other corporations engaged in the petroleum exploration and development industry. Currently, only one director serves on the board of other resource companies. It is possible that a conflict of interest may arise between their duties as director of the Company, and as director or officer of other corporations. Under the Company’s ByLaws and the relevant legislation, any such conflict of interest is required to be disclosed, any contract in which a director has a material interest must be referred to the board of directors for approval and the interested director will not vote on any resolution given such approval.

The percentage participation of the Registrant and any other associated company in a property is determined by each board of directors of each such company independently, using the best business judgment of the board.

Legal Proceedings Against Foreign Directors

The Company is incorporated under the laws of the Yukon Territory, Canada, and all of the Company’s directors and officers are residents of Canada or New Zealand. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Company or upon its directors or officers, or to realize in the United States upon judgements of United States courts predicated upon civil liabiliites under the United States Securities Exchange Act of 1934, as amended. Furthermore, it may be difficult for investors to enforce judgements of the U.S. courts based on civil liability provisions of the U.S. federal securities laws in a foreign court against the Company or any of the Company’s non-U.S. resident officers or directors.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

1.	The Registrant’s legal and commercial name is: Indo-Pacific Energy Ltd.

2.	The Registrant was incorporated on July 31, 1979 under the name Pryme Energy Resources Ltd. under the Company Act (British Columbia, Canada), and has operated continuously since that time.

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

The Company announced on June 30, 2003 (New Zealand time) that it had entered into an agreement with an Australian company, Horizon Oil NL, to purchase its equity interests in several onshore Taranaki (New Zealand) permits. The Company intends to purchase PEP 38716, PEP 38728 and PEP 38718 directly and to purchase all of the shares in Bligh Oil & Minerals NZ Limited, which company owns the interest in PEP 38738. The total price of approximately $575,000 is agreed to be paid as to 20% on upon completion and the remainder ninety days later. Two permit interests are new to the Company – 10% of PEP 38718 and 48% of PEP 38728. Two others consolidate interests already held by the Company – a further 28.34% of PEP 38716 and a net revenue interest in PEP 38738. The transactions are all subject to governmental consent. Each of the interests in PEP 38718 and PEP 38728 are subject to the relevant co-venturers’ rights to pre-empt the purchase.

On June 16, 2003, the Company entered into an arrangement with Krystal Corporation Pte Ltd (Krystal), in relation to New Zealand permit PEP 38753 with effect from May 30, 2003, whereby Krystal will fund a portion of past costs, 26.4% of the Wawiri-1 well, and is obligated to fund 26.4% of the Akama deep gas test, when drilled, in order to earn a 20% interest in PEP 38753. The Company’s present interest in PEP 38753 is 50%, so over half of the Company’s capital commitment for the proposed wells is to be met by Krystal, and the Company’s interest will reduce to 30% as a result of the transaction. The transaction is still subject to documentation with co-venturers and then subject to governmental consent. No pre-emption rights apply in PEP 38753.

On June 18, 2003, a private placement in one of the Registrant’s New Zealand subsidiaries, Indo-Pacific Energy (NZ) Limited (IPENZ), was made by certain private investors for the issue of 1,500,000 Special Class shares in that company, for a total of NZ$1,500,000 (approx. US$877,650). Such shares confer no voting rights, but do confer the right to convert such shares to common shares of IPENZ in the event of a listing of and issue of other common shares in IPENZ on the New Zealand Stock Exchange and at a 40% discount to the offering price of other shares then sold to the public in conjunction with the listing. If the listing does not proceed, the subscription agreement provides the right to either (i) receive twice their paid up value in redemption dividends paid out of 20% of IPENZ’s production income or (ii) exchange such Special Class shares for common shares in the Company at the higher of 80% of prevailing market and $0.75 per common share of the Registrant.

On September 12, 2002, 1,250,000 shares and the same number of two-year warrants were issued, under a private financing arrangement, agreed with a group of investors led by Mr. Alex Guidi, a current shareholder of the Company and the controlling shareholder of Trans-Orient. The financing consisted of a placement of 1,250,000 units at $0.80 per unit, comprising a common share and a two-year share purchase warrant exercisable at $0.90 in the first year and $1.15 in the second, to raise a total of $1million.

In the Registrant’s New Zealand Permit PEP 38736, the Kahili-1B sidetrack well, drilled in November 2002, encountered a 115 feet gross hydrocarbon column in the Tariki sandstone. Analysis of pressure data from flow testing carried out on the uppermost 50 feet of this zone indicates sufficient gas-condensate reserves to justify development. A review of the development options available is being completed, with a development decision to be made by mid-2003. There are various funding options and development options available, however it is considered that the level of capital commitment for these options can be estimated to be $998,000, which may be funded by the gas purchaser.

A gas prepayment agreement was entered into with a New Zealand company, NGC New Zealand Limited (NGC), whereby NGC provided $1,050,400 towards the Company’s ongoing exploration programs. This money was received on April 3, 2003. In return NGC are able to receive a prepurchase of the first $1,050,400 of gas supplied by the Company to NGC, under contracts to be negotiated at then prevailing market rates. The Company will negotiate in the first instance with NGC, and if no contract is entered into within a certain time period after notification, the Company is free to seek other markets for the gas. If the amount is not discharged through gas sales to NGC over a ten year period, it must either be repaid by the Company or may be converted into share equity in one of the Company’s New Zealand subsidiaries, Indo-Pacific Energy (NZ) Limited.

In the Registrant’s New Zealand permit PMP38148, the Goldie-1 well was drilled by a subsidiary of the Company, Ngatoro Energy Limited (NEL), in February-March 2001, as a sole risk operation (whereby the Company funded the entire cost of the well and is entitled to 100% of production from this well until the sole risk premium is reached). The well was a successful oil discovery, with approximately 217,000 barrels produced and sold up to August 2002.

On 16 April 2002, Greymouth Petroleum Acquisition Company Ltd. (‘GPAC’) completed the acquisition of Shell’s 59.56% interest in PMP 38148, including Shell’s rights to a share of the Goldie sole risk field. On July 25, 2002, GPAC lodged a Statement of Claim in the High Court of New Zealand against NEL regarding GPAC’s entitlements with respect to the Goldie sole risk field. The GPAC claim was primarily to the effect that NEL had underestimated the interest of GPAC in the well’s revenue and was also in breach of contract and in breach of certain duties to its co-venturer in respect of the Goldie sole risk discovery. Goldie-1 was shut-in due to non-approval of flaring consents by the Ministry of Economic Development. In summary, GPAC’s principal claims were:

(i)	That it was entitled to a 92.26% share of production revenues from Goldie;

(ii)
That Goldie-1 had not been developed for production and that consequently the sole risk premium was effectively zero and that GPAC was, therefore, entitled to 92.26% percent of all past and future revenues;

(iii)	That NEL was in breach of the Joint Venture Operating Agreement, and that GPAC was, therefore, entitled to remove NEL as Goldie operator and assume that position;

(iv)	That the field was being produced in a sub optimal manner with the consequence that GPAC is entitled to recompense for loss of potential production and for gas flared; and

(v)	That GPAC was entitled to purchase the gas produced.

The Company disputed these claims, and NEL lodged a Statement of Defence with the Court on August 26, 2002. The case was heard in the High Court, Wellington New Zealand and concluded on April 4, 2003. Judgment was delivered on May 30, 2003. The judge held in favour of NEL on 8 causes of action, ruling that NEL is entitled to the full $NZ18.6 million by way of sole risk premium before GPAC receives its 40.43% of subsequent revenue, and NEL is entitled to a further premium of NZ$9.7million from the share attributable to New Zealand Oil and Gas Limited. Thereafter NEL will be entitled to its 5% interest. NEL is not required to sell the gas to GPAC. The judge ruled in favour of GPAC on three causes of action, including that the Goldie operation should have been conducted as a sub joint venture after the GPAC post discovery funding had been contributed, before recovery of the Sole Risk premium. He further found that NEL, as operator, had wilfully or recklessly disregarded the rights of GPAC in that sub-joint venture and therefore, under the joint venture contract, is susceptible to removal as operator. Three matters were left undecided, for further argument and in some cases evidence, if required. Those matters relate two claims by GPAC, for compensatory and exemplary damages, and the question of costs. As at June 29, 2003, the Goldie-1 well remains “shut in”, Greymouth Petroleum Limited has been appointed as the new operator and the handover of operatorship is in progress. The judgment is still subject to any appeal that either party wishes to take. The Company is continuing to assess the effect of the judgment and (with the new operator and sub joint venture participants) the prospects for the Goldie field as at the date of this report.

5 & 6. Principal Capital Expenditures

During the last 3 fiscal years the Registrant has made several significant expenditures on its oil and gas properties in the normal course of operations, having participated in the drilling of a number of wells in that time. The significant expenditures on the properties are detailed in Item 4.D– Property, Plants and Equipment.

In addition to these expenditures in the normal course of operations, in fiscal 2000 the Registrant purchased all the properties held by Trans-Orient Petroleum Ltd. (Trans-Orient) (a non-arms-length party). The terms of the Agreement between the Registrant and Trans-Orient provided that the Registrant:

•
received a range of non-producing exploration assets (“the Assets”), from Trans-Orient. The value placed upon the Assets by the Registrant and Trans-Orient was $4,097,360. The Registrant assumed the rights and obligations attached to those Assets as at December 31, 1999.

•	in return for the above assets, Trans-Orient received:
	1)	forgiveness of outstanding loans ($1,042,928) by the Registrant to Trans-Orient,
	2)	transfer at fair value of shares held by the Registrant to Trans-Orient:
		i)	1,800,000 shares of AMG Oil Ltd. to Trans-Orient valued at $720,000;
		ii)	600,000 shares of Gondwana Energy, Ltd. to Trans-Orient valued at $20,000;
		iii)	517,020 shares of Trans-Orient to Trans-Orient for cancellation, valued at $222,319.
3)
issuance of 836,845 units in the Registrant to Trans-Orient, at a deemed value of $2.50 per unit. Each Unit consists of one common share and one series “A” Warrant, and a conditional right to one series “B” Warrant. Each “A” Warrant will entitle the holder to purchase one additional common share of the Registrant in consideration for $2.50 per common share exercisable up to March 29, 2001 and thereafter for $3.75 per common share up to March 29, 2002. Upon the exercise of the “A” Warrants by Trans-Orient, and subject to a commercial discovery having occurred on the Assets or the Subsidiary’s Assets, the Registrant shall issue to Trans-Orient one “B” Warrant for each “A” Warrant exercised. The “B” Warrants shall be exercisable at a price of $7.50 for a period of one year from the date of issue of the “B” Warrants. Additionally, the Company provided Trans-Orient with anti-dilution protection for a period of one year from the closing date (March 31, 2000) if the aggregate amount raised was greater than $500,000 and the average price was less than $2.50 per share or unit., and

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

In January 2002, the parties agreed to vary that agreement to assign the gross overriding royalties from Trans-Orient to the Company in exchange for the terms of the warrants issued to Trans-Orient being amended to extend the availability of the first year price to 31 December 2002 and the second year price to 31 December 2003, and to reprice these “A” warrants to $1.25 and $1.40 respectively. As well, the additional “B” warrants to be acquired in the event of a discovery, equal in number to the original number of warrants exercised, were repriced to $2.50 and will expire on the later of 31 December 2003 or one year after issuance. The fair value of the royalties is nominal. From the properties originally transferred, only PEP 38256, PRL 4 & 5, PPL 192 & 215 and AC/P 26 remain prospective and liable to be affected by the “B” Warrant requirements.

7. Public Takeovers

The Registrant is not aware of any planned takeover of its shares by third parties, nor is the Registrant planning any takeover of another company.

B. Business Overview

1. Nature of Operations

The Registrant is an oil and gas exploration and production company incorporated in Canada, and based in Wellington, New Zealand. The Registrant is involved in the exploration for commercial quantities of hydrocarbons and, to a lesser extent, the development and production of hydrocarbons. The Registrant's focus is on the acquisition, exploration and development of properties in the Austral- Pacific region. The Company currently holds varying interests in approximately 1.5 million acres of exploration permits in New Zealand, 0.5 million acres of exploration permits in Australia, and 1.8 million acres of exploration interests in Papua New Guinea. The Company’s primary focus is the acquisition and exploration of oil and gas properties; and the majority of the Company’s permits are in the exploration stage. The Company’s policy is to acquire interests, and, where possible, to minimize its risk exposure by farming out or joint venturing property interests to other industry participants.

The Registrant sells oil and gas from producing properties in which it holds an interest. The Registrant’s only producing property is in Taranaki, New Zealand - the PMP 38148 “Ngatoro” Mining Permit, with production from two production fields within the property, the Ngatoro oil field (comprising several separate pools) and the “Goldie” pool, (currently shut in, since August 30, 2002). Options are currently being formulated for a development program for the discovery in PEP 38736 “Kahili” Exploration Permit, also located in the Taranaki region. The Kahili discovery is not yet in production.

2. Principal Markets

The Registrant sells all of its oil production to Energy Exploration NZ Limited (a subsidiary of Shell Petroleum NZ Ltd) and its gas production to Greymouth Petroleum Acquisition Company Ltd. The oil is sold into the Australasian market. The gas is sold via the Kaimiro treatment station into the New Zealand reticulation system. Details of revenues, by geographic region and by category, are included in Item 4D. – Property, Plants and Equipment.

3. Seasonality of Company’s business

The Registrant’s business is generally not seasonal, being solely reliant on international oil prices and local gas prices in New Zealand. Gas prices do not vary under the current sales contracts, whilst oil prices vary in line with international prices, for which there have been, in past years, seasonal highs in the summer months (for the “US driving season”) and in the winter months (for the northern hemisphere heating oil season).

4. Raw materials

The Registrant does not have a reliance on raw materials, as it operates in an extractive industry.

5. Marketing channels

As the Registrant’s oil and gas are sold under single contracts, different marketing channels are not currently required.

6. Patents or licences

The Registrant does not have a reliance on any significant patents or licences, apart from the use of certain software programs.

7. Company’s competitive position

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

8. Material effects of government regulations

The Registrant is subject to government regulation of the oil and gas properties it holds and in the operations it conducts on those properties. The effects of those regulations are detailed in Item 3.D – Risk Factors, and in Item 4.D – Property, Plants and Equipment.

C. Organizational Structure

The Registrant (a Canadian company listed on the OTCBB in the USA) is the parent company of and conducts all its operations through several wholly owned subsidiaries, as follows:

Subsidiary:	Country of Incorporation	Ownership & Voting Power

Source Rock Holdings Limited	New Zealand	100%
Millennium Oil & Gas Limited	New Zealand	100%
Indo-Pacific Energy (NZ) Limited [4]	New Zealand	100%
Ngatoro Energy Limited	New Zealand	100%
Rata Energy Limited [1]	New Zealand	100%
Indo-Pacific Energy (PNG) Ltd.	Papua New Guinea	100%
Odyssey International Pty Ltd [2]	Australia	100%
Indo-Pacific Energy Australia Pty Ltd. [3]	Australia	100%
Trans-Orient Petroleum (Aust) Pty Ltd	Australia	100%
ZOCA 96-16 Pty Ltd	Australia	100%
Trans-Orient Petroleum (PNG) Ltd	Papua New Guinea	100%

[1] Rata Energy Limited changed its name from PEP 38716 Limited on February 7, 2003.

[2] During the reporting period, Odyssey International Ltd changed its name to Odyssey International Pty Ltd, on its conversion from a public company to a proprietary company.

[3] During the reporting period, Indo-Pacific Energy Australia Ltd changed its name to Indo-Pacific Energy Australia Pty Ltd, on its conversion from a public company to a proprietary company.

[4] After the end of the reporting period, Indo-Pacific Energy (NZ) Limited issued 1,500,000 Special Class shares, as reported in Item 4.A.4 – Important Events/Company History.

D. Property, Plants and Equipment

The Registrant’s major operations and principal activities are in the oil and gas exploration and production business. The Company has operated in three countries in the past three years: New Zealand, Australia (including the Zone of Cooperation Area A between Australia and East Timor), and Papua New Guinea. Apart from Petroleum Properties, the Registrant has only minor office assets held for the purpose of operating the business and some oilfield equipment and materials.

Petroleum Properties in New Zealand, Australia and Papua New Guinea

The Registrant holds a number of government issued permits in the jurisdictions of Australia, New Zealand and Papua New Guinea, which authorize prospecting and exploration for hydrocarbons.

Property Location	Working Interest
Developed
PMP 38148 (Ngatoro)	5.00%
PMP 38148 (Goldie Sole Risk Area) [1]	40.43%

Undeveloped
New Zealand
PEP 38256 (Canterbury)	20.00%
PEP 38328 (East Coast) [2]	0.00%
PEP 38330 (East Coast)	34.28%
PEP 38332 (East Coast) [2]	0.00%
PEP 38335 (East Coast) [4]	0.00%
PEP 38480 (Offshore Taranaki) [3]	75.00%
PEP 38716 (Taranaki) [8] [9]	14.05%
PEP 38723 (Taranaki) [4]	0.00%
PEP 38736 (Taranaki)	45.00%
PEP 38738 (Taranaki) [5]	33.50%
PEP 38741 (Taranaki) [3]	30.00%
PEP 38746 (Taranaki) [3]	25.00%
PEP 38748 (Taranaki) [5]	25.00%
PEP 38753 (Taranaki) [3]	50.00%
PPP 38761 (Taranaki) [6]	27.50%
Australia
AC/P19	100.00%
AC/P31	100.00%
AC/P26	50.00%
ZOCA 96-16 [4]	0.00%
Papua New Guinea
PPL 192	60.00%
PPL 215	80.00%
PRLs 4&5	7.50%
APPL 235	90.00%
PPL 228 [7]	10.00%

[1] Goldie revenue interest is 100% until premium earned, 40.43% thereafter.
[2] Surrendered after the end of the reporting period.
[3] Acquired during the reporting period.
[4] Expired or surrendered during the reporting period.
[5] Acquired during the reporting period, interest changed after the end of the reporting period.
[6] Acquired after the end of the reporting period.
[7] In the process of being relinquished during 2003.
[8] Interest increased after the end of the reporting period.
[9] Agreement to increase interest to 52.39%, entered into June 30, 2003, subject to governmental consent.

General

Except for PMP 38148, which is a Production Mining Permit in New Zealand, and the Kahili discovery in PEP38736 in New Zealand, the properties of the Registrant are Exploration Permits or Licences and have no proven hydrocarbon reserves.

Interests are quoted as at June 19, 2003.

Exploration Permits or Licenses have work obligations as described below.

At June 19, 2003, the Registrant has no encumbrances, liens or mortgages on the properties, except as follows:

  a right of participation in favor of Lonman Pty Ltd (“Lonman”), which applies over the Registrant's interest in AC/P 19 and AC/P 26. Lonman may, prior to the first well or farm-in to the first well, exercise an option to acquire 5% of the Registrant's interest by repayment of past costs and contribution pro-rata to ongoing costs. Alternatively, if a farmout at a premium is made to a third party prior to the first well, Lonman shall be granted a Carried to Production equity amounting to 5% of the free carried equity of the Original Parties in such farmout. Lonman will be required to repay all past costs associated with this equity out of its share of production revenue. Following the drilling of the Anson North-1 well in AC/P 26, the Registrant’s 50% interest in this permit is encumbered by a 0.625% Carried to Production equity in favour of Lonman;
  a security interest granted by Millennium Oil & Gas Limited to NGC New Zealand Limited over Millennium’s 25% interest in PEP38736, to secure performance of the Registrant under the gas prepayment agreement referred to at Item 4.A.4 – Important Events/Company History.
  PEP 38738 was acquired in return for the grant of a 25% net profits royalty. The burden of this royalty is now shared by all the JV participants in their participating interest shares, except that in relation to production from the Cheal prospect, the Company and Cheal Petroleum Limited will each receive a 3.5% ad valorem royalty from IRM while each retaining a 50% burden of the 25% accounting profits royalty. The Company has entered into an agreement to acquire the shares in the company owning a significant percentage of the net revenue interest from Horizon Oil NL, which agreement is subject to governmental consent at report date – see Item 4.A.4 – Important Events/Company History.

For details of work planned to be done before December 31, 2003 on each property and estimated cost thereof, see Item 5.B – Liquidity and Capital Resources. For further detail on each property and previous work done, refer to the Company’s Financial Statements (Item 17).

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

New Zealand Permit PMP 38148; Taranaki Basin (5%)
The Company’s subsidiary, Ngatoro Energy Limited, owns a five percent participating interest and revenue interest in Petroleum Mining Permit 38148 (“PMP 38148”).

The permit area is 9,442 acres. The permit expires on December 23, 2010. Production is from turbidite sandstones of the Mount Messenger Formation at depths of 1,500 metres to 2,000 metres. The other participants are New Zealand Oil & Gas Ltd (35.43%) and Greymouth Petroleum Acquisition Company Ltd (59.57%). New Zealand Oil & Gas Ltd is the operator.

By end of May 2003, the Ngatoro wells (excluding Goldie-1) had produced over 3.5 million barrels of oil and

7.3 billion cubic foot of gas. Gas continued to be sold under long-term contract, and oil sold on a monthly basis at world market reference prices. At the end of May 2003, production from the Ngatoro field was averaging 617 barrels of oil per day (Company share 31 barrels per day) compared to 900 bopd (Company share 45 bopd) at March 2002, and 1.9 million cubic foot of gas per day (Company share 0.095 million cubic feet), compared to 2.4 million cubic foot of gas as at March 2002. The reduction in gas production is due to normal depletion levels. Remaining recoverable oil reserves under primary recovery are estimated at 0.52 million barrels. However, independent reviews recognise that approximately two million barrels of additional oil could be recovered from the N1 pool of the Ngatoro Field through a water flood project, as is successfully employed at the adjacent Kaimiro oil field. It is planned that a water flood project will be initiated during the 2003 year.

The Company funded its 5% share of the cost of the Tabla-1 well in 2002. This well remains to be tested, with further estimated expenditures required of $95,000 during fiscal 2003.

New Zealand Permit PMP 38148; Taranaki Basin, Goldie Oil Field (40.43% sole risk)
The Goldie-1 well was placed in long-term production in March 2001. By end August 2002, the well had produced 217,856 barrels of oil. Oil production had stabilised at around 255 barrels per day by August 2002, when the well was required to be shut-in, due to non-approval of flaring consents by the Ministry of Economic Development.

The Goldie-2 well is planned to test the southern part of the Goldie pool, but has yet to be drilled, (estimated cost $850,000) and a water injection recovery enhancement project also awaits the drilling of the Goldie-2 well.

On 16 April 2002, Greymouth Petroleum Acquisition Company Ltd. (‘GPAC’) completed the acquisition of Shell’s 59.56% interest in PMP 38148. On July 25, 2002, GPAC commenced a lawsuit in the High Court of New Zealand regarding its entitlements with respect to the Goldie sole risk field. See Item 4.A.4 – Important Events/Company History. Pending resolution of the final aspects of the case, the transition to the new operator and a market for Goldie gas being established, the Goldie-1 well remains shut-in and no action to drill Goldie-2 is being undertaken.

Oil and gas information for the Registrant’s last three fiscal years:

Summary of Oil and Gas Sales, Net of Royalties, by Country

	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
Revenues:
New Zealand	$	$	$
Sales revenue – Oil	1,823,142	3,733,298	462,381
Sales revenue – Gas	22,783	10,738	13,265
Less Royalties	(184,207)	(369,536)	(23,962)
Sales net of royalty	1,661,718	3,374,500	451,684
Australia	-	-	-
Papua New Guinea	-	-	-
Revenue net of royalty	1,661,718	3,374,500	451,684

	Year Ended December 31, 2002		Year Ended December 31, 2001		Year Ended December 31, 2000
	Oil & Liquids	Natural Gas	Oil & Liquids	Natural Gas	Oil & Liquids	Natural Gas
	(Bbls)	(MMcf)	(Bbls)	(MMcf)	(Bbls)	(MMcf)
Sales:
New Zealand	85,358	46.5	163,900	44.5	17,090	49.3
Australia	-	-	-	-	-	-
Papua New Guinea	-	-	-	-	-	-

Reserves

The reserves quoted for the Ngatoro oil field are from the field Operator’s estimated reserves, which are supplied annually to the New Zealand Ministry of Economic Development (formerly the Ministry of Commerce). The field Operator is an independent company, New Zealand Oil & Gas Limited, which employs its own independent petroleum-engineering experts. The Registrant also contracted Johnston Consulting of Wellington, New Zealand, independent petroleum engineering consultant, to evaluate the Company’s New Zealand reserves at December 31, 2002 following the Kahili discovery, and December 31, 2000 and at April 30, 2001, following the Goldie-1 discovery. The main difference between the reported Reserves at December 31, 2002, 2001, and 2000, is simply due to production from Ngatoro in the intervening interval, with the addition of Kahili at end 2002 and Goldie reserves at end 2001.

Apart from the Kahili discovery, which is undeveloped, all oil reserves quoted are developed reserves, as they are from producing formations in the producing wells.

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

The undiscounted future net cash flow from proved producing oil and natural gas reserves is largely based on information provided by in-house reserve calculations. A discount factor of 10% was applied to estimated future cash flows to compute the estimated present value of proved oil and natural gas reserves. This valuation procedure does not necessarily result in an estimate of the fair market value of the Company's oil and natural gas properties. The standardized measure of discounted net cash flows from production has been calculated on the Registrant’s 5% interest in the producing Ngatoro oil field and 40.43% working interest (but currently 100% revenue interest) in the Goldie pool, as these are the only interests the Company holds in proven and developed oil properties, as at December 31, 2002. The standardized measure calculation for the property, at December 31, 2002, was $7,305,000 (US$3,443,990), as compared to the Net Book Value of $802,170 (US$374,281).

Estimates of Stock Tank Oil Originally in Place (“STOOIP”) in the Goldie pool have been made by Johnston Consulting on the basis of four shut-in pressure surveys, the most recent in May 2002, together with an estimate of recoverable oil from Goldie-1 under primary recovery only, from decline curve analysis of the well’s production history. Due to Goldie-1 being “shut in”, no further pressure surveys can be completed. Following the intended drilling of Goldie-2, and the acquisition of further production history and pressure data, a formal re-definition of Proven and Probable reserves in the Goldie pool will be made.

Undeveloped

Detailed 2002 expenditure per permit is shown in Note 4 in the financial statements. (Item 17.)

New Zealand, Onshore Canterbury Basin, South Island

New Zealand Permit 38256 (20%); Canterbury
The Canterbury Basin is located both onshore and offshore in the area surrounding Christchurch, on the east coast of the South Island. The total area of the onshore and offshore Canterbury Basin is about twelve million acres. The original area of PEP 38256 (some 2.76 million acres) covered approximately half of the onshore area. One-half of the original area was relinquished in 2000, and a further one-half of the then-current area was relinquished during 2002. At that time, the duration of the permit was also extended to 2007.

The permit work program requires the Company to incur minimum exploration expenditures for the 2003 fiscal year. It is currently planned to undertake some geological and geophysical work on prospects associated with the Rakaia Trough, within the permit area. One party is withdrawing from this permit and another has served notice that it wishes to do so at the end of the relevant permit year. The Company has agreed to take up a further 10% from the party currently withdrawing. This transaction is still subject to governmental consent as at report date. The Company is considering the amount of interest it will take up from the party who wishes to withdraw.

New Zealand, East Coast Basin, North Island

New Zealand Permit 38330 (34.28%); East Coast
The Waingaromia-2 well commenced in late April 2002. Despite the proximity of the spectacular Waitangi oil seeps, and of oil in several old well bores, this well was unsuccessful and was plugged and abandoned.

New Zealand Permits 38328 & 38332 (62.5%); East Coast
These permits do not require the Company to incur minimum exploration expenditures for the 2003 fiscal year. The Company and its joint venture participant agreed, after the end of the reporting period, to relinquish these permits as the work to date has shown that they have not proven to be prospective.

Petroleum Exploration Permit PEP 38335 (25.0%)
The Waitaria-2 well was drilled adjacent to the Waitaria-1 site in February 2001. An open hole flow test failed to produce any gas and the well was plugged and abandoned in early March 2001. The previous operator gave notice to withdraw from the permit in early 2002, and the other joint venturers, including the Company decided to relinquish the permit. This surrender was completed during the reporting period.

New Zealand, Onshore Taranaki Basin, North Island

New Zealand Permit 38480 (75%); Offshore Taranaki
This permit was granted to the Company in August 2002. It requires the Company to undertake a 2D seismic programme to detail prospects in the permit area, at an estimated cost of $54,000. This programme was acquired in February 2003. Data processing continues as at report date.

New Zealand Permit PEP 38716 (14.05%); Taranaki Basin
This permit is situated in the eastern margin of the onshore Taranaki Basin. It is located adjacent to the Waihapa-Ngaere oil and gas field, and the gathering station for the Waihapa-Ngaere oil and gas field is located within two miles of the boundary of PEP 38716. Previous exploration of PEP 38716 has included several hundred miles of seismic and several wells, all of which had oil shows.

The Huinga-1B well was commenced in April 2002, and later plugged and suspended. The Company will be required to fund $142,000 of exploration expenditures for the 2003 fiscal year. The Company’s interest in the permit increased during the period, as a consequence of the decision by one JV participant to withdraw from the permit. The Company has entered into an agreement to increase its interest in this permit to 52.39%, subject to governmental consent – see Item 4.A.4 Important Events/Company History.

New Zealand Permit PEP 38723 (0%); Taranaki Basin
The first term of this permit expired on October 29, 2002, with the permit not being renewed for a second term. The Company has secured certain areas of this permit that are considered prospective under an application to extend the areas of the adjacent permits, PEP 38741 and PEP 38748, after the end of the reporting period.

New Zealand Permit PEP 38736 (45%); Taranaki Basin
The Kahili-1 well was drilled during December 2001. The well recovered a minor amount of oil during a short term open-hole test. Kahili-1A was directionally drilled to test an up-dip location in October 2002, but the target sands were found to be faulted out in this well bore.

The Kahili-1B sidetrack well was drilled in November 2002, and encountered a 115 feet gross hydrocarbon column in the Tariki sandstone. Analysis of pressure data from flow testing carried out on the uppermost 50 feet of this zone indicates sufficient gas-condensate reserves to justify development. Test production sales (during 2002) of condensate (light oil) from this initial test totalled $16,253 from approximately 613 barrels. A subsequent test after the end of the reporting period (in April/May 2003) recovered an additional 1236 barrels of condensate over a seven day period.

A review of the development options available is being completed, with a development decision to be made by mid-2003. It is anticipated that the Company’s share of development costs is likely to be in the order of $998,000. The permit does not require the Company to incur minimum exploration expenditures for the 2003 fiscal year.

New Zealand Permit PEP 38738 (33.5%); Taranaki Basin
This permit was originally granted on January 15, 2000 and was acquired by the Company in October 2002. The Company and its current JV participant agreed after balance date to assign 33% to IRM Malaysia Inc., thereby reducing their interests to 33.5% each.

PEP 38738 was acquired in return for the grant of a 25% net profits royalty. The burden of this royalty is now shared by all the JV participants in their participating interest shares, except that in relation to production from the Cheal prospect, the Company and Cheal Petroleum Limited will each receive a 3.5% ad valorem royalty from IRM while each retaining a 50% burden of the 25% accounting profits royalty.

The participants are re-entering the Cheal-1 well, drilled in 1995 by the then permit holder, and which tested oil and gas from a shallow secondary target. They intend to undertake further testing of the Cheal-1 well, aimed at establishing the potential for commercial development. This program commenced after the end of the reporting period, on May 14, 2003.

New Zealand Permit PEP38741 (30%); Taranaki Basin
This permit was granted on May 24, 2002, and requires the Company to incur $89,000 exploration expenditure for the 2003 fiscal year, including a 3D seismic survey, which was conducted over PEP 38741 and adjacent permit areas during the period. Data processing continues as at report date.

New Zealand Permit PEP 38746 (25%); Taranaki Basin
This permit was granted on August 8, 2002. The permit’s work commitments including permit maintenance require the Company to drill an exploration well in the latter part of the 2003 fiscal year, at indicative cost to the Company of $327,000.

New Zealand Permit PEP 38748 (25%); Taranaki Basin
This permit was granted on August 8, 2002, with an interest to the Company of 37.5%. The Company transferred 12.5% to one of the current JV participants after the end of the reporting period. An application to extend the area of this permit to encompass adjoining areas previously covered by PEP 38723 was approved by the Government, on February 13, 2003.

The permit’s work commitments require the Company to incur $49,000 exploration expenditure for the 2003 fiscal year, including a 3D seismic survey which was conducted over PEP 38748 and adjacent permit areas during the period. Data processing continues as at report date.

New Zealand Permit PEP 38753 (50%); Taranaki Basin
This permit was granted on August 8, 2002. Seismic reprocessing and interpretation continued during late 2002 and early 2003, as precursor work to the drilling of an exploration well in third quarter, 2003 at indicative cost to the Company of $650,000. The Company has reached agreement with Krystal Corporation Pte Ltd to farm-in to this permit, as reported in Item 4.A.4 – Important Events/Company History.

New Zealand Permit PPP 38761 (27.5%); Taranaki Basin
This permit was granted to the Company and other JV participants in February 2003. The term was set as the earlier of one year after grant or the closing of bids for acreage which includes the area covered by this permit. Such bids have now been invited, the closing date for which is October 31, 2003, so PPP 38761 expires on that date.

The Company has completed a 3D seismic survey over PPP 38761 and adjacent permit areas, and continues to process the resultant data.

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

Offshore Permits AC/P 19 and AC/P 31 (100%); Timor Sea
These adjacent permits are operated by the Company in conjunction with each other. The Company has completed the work program required for the first five years, including acquiring, during January 2002, a further 90km of seismic data to firm up the Ursa prospect for drilling. Processing of this data continues. Suspension of the permit obligations until end 2002 was sought and granted in June 2002, allowing time to complete technical evaluations. Year 6 of the permit is now calendar 2003.

The Company is required to complete a further program including drilling one exploration well by December 2003. This expenditure will be significantly reduced by farmout or sale to a third party; otherwise the permit will be surrendered.

AC/P 31 also requires acquisition of a minimum of 40 kms of new 2D seismic in year 3 and 4 and the integration and interpretation of this into the existing database. Pending availability of a seismic vessel this is to be completed by September 11, 2003 (the end of permit year 4).

Offshore Permit AC/P 26 (50%); Timor Sea
Anadarko Petroleum Ltd funded the entire costs of an obligation well in 2002, drilling the Anson North-1 well in February 2002. Subsequently, Anadarko decided not to exercise its option to take up an interest in the permit. Rossini and Anson West remain the preferred prospects in this permit and the results of Anson North do not degrade these prospects.

The Company's share of the committed work program for the 2003 fiscal year does not require any expenditures to be incurred.

Timor Gap – Zone of Cooperation

Zone of Cooperation Area A Block 96-16 (ZOCA 96-16) (0%); Timor Sea
The Company and all its co-participants except Phillips elected to withdraw from this permit in 2002 as it was not deemed prospective. The documentation for this withdrawal was approved and registered on December 13, 2002.

Papua New Guinea
Petroleum Prospecting Licenses in Papua New Guinea are granted for a standard 6-year term, on the basis of an acceptable program of work. If the permit holder(s) do not satisfy the regulatory agency that they have met the performance obligations of the committed work program (or such variation as may have been agreed with the regulatory agency), the government has the power to cancel the permit, and to require forfeiture of a license bond of Kina 100,000 (3.89 Kina = approx $1). A Petroleum Prospecting License awards the exclusive right to explore for petroleum for an initial six year term, extendable for a further five year term over 50% of the original area, and the exclusive right to enter into a production agreement upon a discovery. A production agreement provides the right to produce any oil and gas discovered for a period of up to 25 years from discovery, extendable for a further period of not more than 20 years, subject to a maximum 22.5% participating interest that can be acquired by the Government of Papua New Guinea, which includes a two per cent participating interest that can be acquired by local landowners.

Papua New Guinea Licence PPL 192 (60%) and 215 (80%); Onshore Papuan Basin
An application has been made to replace these two licences with a single permit covering the most prospective part of the acreage. This application has been registered as APPL 235, and has been offered to the Company by the PNG Department of Petroleum and Energy. The Company currently holds 90% of the APPL 235 application, and will be operator of the new licence. The Company’s co-venturer, an affiliate, Durum Energy (PNG) Ltd, wishes to withdraw from PPL 192 and the new licence application. The initial work stage of APPL 235, when granted and accepted, will be to drill an exploration well within the first two years of the licence, at a cost of approximately US$10m. This cost will be farmed out. The Licence offer has not yet been accepted.

Papua New Guinea Licences PRLs 4 & 5 (7.5%)
A review of hydrocarbon entrapment within these permit areas was completed during 2001. Apart from the known fields, as established by the Elevala-1, Ketu-1 and Stanley-1 gas-condensate discovery wells, the review established several other large targets in the areas. The joint venture is considering a condensate stripping and gas re-injection project at Elevala.

Papua New Guinea Licence PPL 228 (10%)
This licence includes part of the area originally held as PPL 213, and was granted on June 26, 2001 for an initial six year term. The Amdi structure has been mapped as having major oil trapping potential. The PPL 228 joint venture is currently withdrawing from this permit, in conjunction with a top file application for a further permit over a similar area.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis is management’s opinion of the Company’s historical financial and operating results and should be read in conjunction with the audited consolidated financial statements of the Company (see Item 17) for the years ended December 31, 2002, 2001, and 2000, together with the notes related thereto. The financial statements have been prepared in accordance with Canadian GAAP, and a reconciliation to US GAAP is provided in Note 13 to the financial statements, under Item 17. All dollar values are expressed in U.S. dollars, unless otherwise stated. All references to daily production are before royalty, unless stated otherwise.

A. Operating Results

Summary

The Registrant is in the exploration and evaluation stage on nearly all of its oil and gas properties. The Registrant has experienced losses in each fiscal period to December 2000, (2000; loss of $2,871,035) but reported a net profit for the 2001 year of $1,108,799. The 2002 fiscal period reported a loss of $2,826,770. Total losses incurred from incorporation to December 31, 2002 were $11,374,077.

Discussion of Material Changes

Production revenues and costs

Gross oil production revenue from the Company’s 5% interest in New Zealand production permit PMP 38148 was $1,811,929 for the year ended December 31, 2002 compared to $3,733,298 for the year ended December 31, 2001(2000; 462,381). The decreased revenue is due to normal levels of reduced production in the Goldie-1 well (drilled in February - March 2001), and also due to the well being “shut in” from August 30, 2002. Additionally, the Company received revenue from a 45% share of PEP 38736 oil sales. The company’s share being $11,213 from 428 barrels of “test” production as at 31 December 2002.

The average crude oil selling price decreased from an average of US$23.00 per barrel of oil (2001) to US$21.00 per barrel (2002) over the comparable period, and a decrease in production volume from 163,900 barrels to 85,358 barrels (2000; 17,090). Natural gas production revenues were $22,783 compared to $10,738 for 2001 (2000; 13,265).

Direct production costs and royalties were $957,012 in 2002 versus $1,021,776 in 2001 (2000; 59,373) and the Company realized net production revenues of $782,422 in 2002 compared to $2,455,931 in 2001(2000; 303,941), subsequent to recording $106,491 (2001; $266,329, 2000; $112,332) of depletion.

The reduction in comparative revenues from 2002 to 2001 is mainly due to Goldie-1 being shut in from August 30, 2002. Production costs during 2002 include additional legal and consulting fees relating to the legal claim made against the Goldie sole risk field (see Item 4.A.4 – Important Events/Company History).

The Company’s gross profits are likely to be materially affected by any changes in exchange rates between (in particular) the US, Canadian and New Zealand dollars, in oil prices and in gas prices. See Item 3.D – Risk Factors – Oil and Gas Prices, Item 5.A.3 – Foreign Currency Fluctuations and Item 5.D – Trend Information.

Costs and Expenses

General and administrative expenses were $580,896 compared to $735,624 for 2001 (2000; $743,600). The 2002 reduction was mainly due to year-end foreign exchange gains and the part sale of licenses to joint venture parties. The main 2002 administrative expenses included accounting & audit $122,276, and wages of $322,283. Additionally, due to the adoption of a new accounting principle, a stock option compensation expense of $274,080 was brought to account as at December 2002. The Registrant has adopted the fair value method for Accounting for Stock Based Compensation. Further commentary on Stock Based Compensation can be found within Item 17, Note 2 (l) and Note 7. Also included in the general and administrative expenses was a credit being a net gain of $53,457 in relation to the part sale of New Zealand permits PEPs 38480, 38736 and 38741.

The 2002 results included Oil and Gas Properties write offs of $2,783,734 compared to write-offs in 2001 of $706,462 (2000 write off; $2,725,925). The write-offs on Oil and Gas Properties for the 2002 year were mainly due to various permits being relinquished as at December 31, 2002 or being in the process of being relinquished. Details of these permits are:

1.
PPL 228 is in the process of being relinquished during 2003. PEP 38328 & PEP 38332 were relinquished on May 6, 2003 and PEP 38335 was relinquished on September 10, 2002. All capital in relation to these permits was written off as at December 31, 2002.

2.	PEP 38720 was relinquished in favour of PEP 38741, and accordingly the expenditure held for PEP 38720 has been allocated to PEP 38741.

3.	PEP 38723 and ZOCA 96-16 have been relinquished. All capital costs in relation to these permits have been written off as at December 31, 2002.

Interest Income

These results included interest income earned on surplus cash balances of $29,518 (2001 - $94,954; 2000 - $224,549). Interest earned has reduced in line with the reducing balance of cash on deposit.

Interest expense

The Registrant finances its business primarily from the issuance of common shares and to a lesser extent from the receipt of petroleum revenues from its interest in the Ngatoro oil field, New Zealand. The Registrant has not effected any borrowing and has consequently not incurred any interest expense.

Capital Expenditure

Oil and Gas Property expenditure for the 2002 fiscal period amounted to $2,470,865 (2001; $3,346,950, 2000; $5,842,555). Detailed 2002 expenditure per permit may be obtained from Note 4 in the financial statements.

2. Inflation

The Registrant operates in New Zealand, Australia and Papua New Guinea, where inflation for the Registrant’s operational costs has been at low levels in recent times – i.e. in the 2-5% range.

3. Foreign Currency Fluctuations

The Registrant currently holds the majority of its cash reserves in NZ dollars and receives the majority of its revenues from its Ngatoro field in US dollars, but incurs the majority of its expenses and its petroleum property expenditures in Australian and New Zealand dollars. During 2002 and subsequent to the reporting date, the value of both the Australian and New Zealand currencies has increased against the value of the US currency to the detriment of the Registrant during that period. NZD to US$ foreign exchange rates have changed by approximately 30% from January 01, 2002 to June 19, 2003 from 0.4160 to 0.5851. The Registrant does not currently hedge its exposure to currency rate changes, although it may choose to selectively hedge exposure to foreign currency exchange rate risk. Additionally, the Registrant has some expenses payable in US dollars and has a natural hedge by using its US dollar account. The Registrant, however, has no formal policy relating to the foregoing.

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

5. Other

The Registrant is subject to changes in accounting standards. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which conform in all material respects with United States generally accepted accounting principles (“U.S. GAAP”) However there are some exceptions and these are detailed below.

a)

Assets

Marketable Securities and Investments. Under Canadian GAAP the Company’s marketable securities and investments are reported at cost, or, for other than a temporary decline in value from cost, at market value. Under US GAAP the Company’s marketable securities and investments are classified as available-for-sale securities and reported at market value, with unrealized gains and losses included as a component of comprehensive income.

b)	Stockholders’ Equity

Contributed Surplus

Under Canadian GAAP, CICA issued a new accounting pronouncement that applies to the Company with respect to the 2002 and subsequent years. The general effect of the pronouncement is to:

(1) require the cost of stock options issued, or repriced in the 2002 or subsequent years, to both employees and non-employees to be booked as an expense, and

(2) require disclosure in its financial statements of various details relating to options issued.

The Company has adopted a fair value based method for determining the cost of all options for Canadian reporting purposes. This has resulted in a stock option compensation cost of $274,080 being recorded in these financial statements for the 2002 year.

The Company, for purposes of US GAAP, follows Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) to account for all stock options granted to employees. Under APB 25, the intrinsic value model is followed and compensation cost is recognized if the market price of the company’s common shares exceeds the exercise price on the date of grant. During 2001 the Company repriced all outstanding options. The repriced options are accounted for under variable accounting and compensation cost is recognized for the difference between the exercise price and the market price of the common shares until such options are exercised, expired or forfeited. During 2002 the Company granted 300,000 performance options to employees. No compensation cost has been recognized for these options as the performance criteria have not yet been met. Compensation cost will be recognized if and when the performance criteria are met, based on the excess of market price over exercise price at that date.

For non-employees, the Company uses the fair value model for determining stock option compensation cost of options granted. Although similar to the fair value based method adopted for Canadian reporting purposes, US GAAP requires that the options be revalued each period (and cumulative compensation cost adjusted accordingly) until earned.

The Common Stock and Warrant issuance expense comprises a discount on shares issued to insiders on September 12, 2002 and the fair value of warrants issued on the same date. The discount on the 1,250,000 common shares was calculated as the difference between the market value at the date of issue ($1.10) and the discounted share price ($0.80) and applied to the total number of shares issued. The fair value of each warrant is estimated using the Black-Scholes pricing model with the following assumptions:

Expected dividend yield	0.00%
Expected price volatility	96.00%
Risk-free interest rate	4.50%
Expected life of option	1.67 years

For the 2002 year the effect on net profit/(loss) is to add back the 2002 stock option compensation expense of $274,080 under Canadian GAAP (2001; nil) and to calculate and adjust for the net stock option compensation of $744,353 (2001; $904,525) under US GAAP. Net loss for the year is $2,826,770 (2001; Net profit $1,108,799) under Canadian GAAP compared to a net loss of $3,297,043 (2001; Net profit $204,274) under US GAAP. Further details can be found in Item 17, Note 13.

For the 2002 year the effect on accumulated deficit is to add back the 2002 stock option compensation of $274,080 (under Canadian GAAP) (2001; nil) and to calculate and adjust for a net stock option compensation of $744,353 under US GAAP. Accumulated deficit as at 2002 is $11,374,077 (2001; $8,547,307) under Canadian GAAP, compared to an accumulated deficit of $13,923,489 (2001; $10,923,489) under US GAAP. Further details can be found in Item 17, Note 13.

c)	New Accounting Pronouncements

In December 2002, the FASB issued SFAS No. 148, an amendment of SFAS 123, Accounting for Stock-Based Compensation, which provides alternatives for companies electing to account for stock-based compensation using the fair value criteria established by SFAS 123. The Company intends to continue to account for stock-based compensation under the provisions of APB No. 25.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143 ("SFAS 143"), Accounting for Asset Retirement Obligations, effective for the fiscal years beginning after June 8, 2002. This statement provides the accounting for the cost of legal obligations associated with the retirement of long-lived assets. SFAS 143 requires that companies recognize the fair value of a liability for asset retirement obligations in the period in which the obligations are incurred and capitalize that amount as a part of the book value of the long-lived asset. That cost is then depreciated over the remaining life of the underlying long-lived asset. The Company does not expect that the adoption of SFAS 143 will have a material impact on its results of operations or its financial position.

During 2002, the Company early adopted FASB statement No 145, rescission of FASB Statements No 4, 44 and 64, amendment of FSAB No 13 and Technical Corrections (“SFAS No. 145”). SFAS No. 145 requires any gain or loss on early extinguishment of debt to be included in income from continuing operations instead of being classified as an extraordinary item.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities. The objective of this interpretation is to provide guidance on how to identify a variable interest entity (VIE) and determine when the assets, liabilities, non-controlling interests, and results of operations of a VIE need to be included in a company's consolidated financial statements. A company that holds variable interests in an entity will need to consolidate the entity if the company's interest in the VIE is such that the company will absorb a majority of the VIE's expected losses and/or receive a majority of the entity's expected residual returns, if they occur. Interpretation No. 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. The provisions of this interpretation became effective upon issuance. The Company does not expect this interpretation to have a material effect on its consolidated financial statements.

In November 2002, the FASB issued FSAB Interpretation No. 45, “Guarantor’s Accounting and Disclosure requirements guarantees, including indirect guarantees of indebtedness of others”, which addresses the accounting for and disclosure of guarantees. Interpretation 45 requires a guarantor to recognize a liability for the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee. The disclosure requirements are effective for interim and annual financial statements ending December 15, 2002. The initial recognition and measurement provisions are effective for all guarantees within the scope of interpretation 45 issued or modified after December 31, 2002. The adoption of Interpretation No. 45 is not expected to have a material effect on the Company’s financial statements.

6. Critical Accounting Estimates

The application of GAAP involves the exercise of varying degrees of judgment. While the resulting accounting estimates will, by definition, not always precisely equal the related actual results, these estimates involve more judgment than others.

Oil and Gas Properties

The Company uses the full cost method of accounting for oil and gas properties. The Company's oil and gas expenditures on its properties are capitalized within the subsidiary that has ownership of the permit. Under the full cost method, all costs related to the acquisition, exploration or development of oil and gas properties are capitalized into the "full cost pool" as Capitalized Petroleum Expenditure (CPE). Such costs may include those related to lease acquisitions, drilling and equipping of productive and non-productive wells, delay rentals, geological and geophysical work and certain internal costs directly associated with the acquisition, exploration or development of oil and gas properties.

Unproved properties, which are not subject to depletion, are assessed periodically for possible write downs to the Statement of Operations and Deficit. Under the full cost method of accounting, a "full cost ceiling test" is determined at least annually or when determined significant by management wherein net capitalized costs of oil and gas properties cannot exceed the present value of estimated future net revenues from unproved properties not subject to depletion.

Depletion of proved oil and gas properties is computed using the unit-of-production method based on estimated proved oil and gas reserves wherein net capitalized costs of oil and gas properties cannot exceed the present value of estimated future net revenues from proved oil and gas reserves, The Company had $106,491 of depletion relating to its proven properties and $2,783,734 of write downs relating to its unproven properties as of December 31, 2002.

Stock Options

Under Canadian GAAP, CICA issued a new accounting pronouncement that applies to the Company with respect to the 2002 and subsequent years. The general effect of the pronouncement is to:

1.	require the cost of stock options issued, or repriced in the 2002 or subsequent years, to both employees and non-employees to be booked as an expense, and
2.	require disclosure in its financial statements of various details relating to options issued.

The Company has adopted a fair value based method for determining the cost of all options for Canadian reporting purposes. This has resulted in a stock option compensation cost of $274,080 being recorded in these financial statements for the 2002 year. Further details are discussed in A. 5. b). above.

B. Liquidity and Capital Resources

1. Liquidity

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

The Company had cash and short-term deposits of $1,292,827 at December 31, 2002 compared to $3,282,007 as of December 31, 2001 (2000; $2,887,771). Working capital as at December 31, 2002 was $1,774,680 versus $2,738,719 for December 31, 2001 (2000; $2,981,169).

The Company used cash of $688,056 in operating activities during the year ended December 31, 2002 compared to cash provided of $2,274,574 in 2001 (2000; cash used $215,055). Purchases of property and equipment were $11,259 compared to $12,710 in 2001 (2000; $41,449). The Company’s exploration activities expended $2,464,494 during 2002 versus $1,919,071 for the year ended December 31, 2001 (2000; $1,701,808).

The increase in the 2002 accounts receivable total of $394,587 (2001; $95,471, 2000; $$71,418) is a result of TAG Oil Ltd, a related party, owing the Company $308,000 as a result of a buy-in into permit 38741. (The $308,000 has subsequently been received.)

The 2002 inventory amount of $5,423 is due to stock on hand consisting of 778 barrels of Ngatoro crude oil. There were no stocks on hand as at December 31, 2001 and 2000. The change between 2002 and 2001 accounts payable and accrued liabilities is mainly due to cash calls accrued of approximately $494,111 as at December 31, 2001 for permit 38736.

The net effect of the above noted transactions was a decrease in cash of $1,989,180 for the year ended December 31, 2002 compared to an increase of $394,236 for the 2001 year and a decrease of $1,975,483 during 2000.

The audit report on the Registrant’s December 31, 2002 financial statements recorded that there is substantial doubt regarding the ability of the Registrant to continue to meet all its future commitments in relation to the properties it holds.

For fiscal 2003, the Registrant originally estimated that it would require cash of $7.085 million to carry on its operations. Due to farmout and other arrangements already made and work already completed as at June 19, 2003, that total has been revised for the remainder of fiscal 2003, to $1.260 million of required work obligations and $1 million of planned other work. Of this total of $2.260 million, it estimates that $0.5 million will be generated from existing cash available and revenue from operations, and it plans to raise the balance of $1.760 million by seeking farmout agreements with third parties or raising investment funds.

Subsequent to the end of the reporting period, the Registrant has met all permit commitments, either by direct funding or by farm-out of parts of its permit interests to third parties, except in relation to PPL 192 in Papua New Guinea, where it has offered to relinquish that permit in return for PPL 235 being awarded. PPL 235 has been offered but the Registrant has not yet accepted at June 19, 2003.The Registrant’s working capital had been reduced to approximately $923,946 at the end of March 2003.

2. Capital Resources

The Registrant's capital resources have been comprised primarily of private investors, including members of management, who are either existing contacts of the Registrant's management or who come to the attention of the Registrant through personal and business contacts, financial institutions and other intermediaries. Conventional bank financing of exploration projects is generally unavailable to resource companies, which are in the exploration stage, in the absence of significant producing properties that can be used as collateral. The Registrant’s producing property (PMP 38148) has been of too small a scale to be used for such purpose, and the Registrant does not intend that it be used for such purpose. The Registrant's access to capital is always dependent upon general financial market conditions, especially those that pertain to venture capital situations such as oil and gas exploration companies.

At the end of the reporting period, the Registrant had no binding agreements with management, investors, shareholders or anyone else respecting additional financing. After the end of the reporting period, the Registrant entered into the following agreements:

  the gas prepayment agreement with NGC New Zealand Limited (see Item 4.A.4 – Important Events/Company History);
  a private placement in one of the Registrant’s New Zealand subsidiaries, Indo-Pacific Energy (NZ) Limited (see Item 4.A.4 – Important Events/Company History)
  a farm-out agreement with Krystal Corporation Pte Ltd (see Item 4.A.4 – Important Events/Company History).

Due to the speculative nature of the Registrant’s business and its limited revenue generating assets, potential investors are generally limited to those willing to accept a high degree of risk. Therefore the numbers of outside sources of capital for the Registrant are somewhat limited. Other than the foregoing, there are no other trends in the nature of its capital resources that could be considered predictable.

3. Capital Commitments

Plan of Operations

The Registrant is required to carry out the following significant work obligation projects by the following date(s):

Anticipated Total Work Obligation Before December 31, 2003 (As at 31 December 2002)

Property	Description of Work	(US$)	Source of funds

Developed
PMP 38148	Maintenance & Well	95,000	Production revenues
			and working capital
Undeveloped
PEP 38256	Permit Maintenance	4,000	Working capital
PEP 38330	Permit Maintenance	14,000	Working capital
PEP 38480	Seismic	54,000	Working capital
PEP 38716	Permit Maintenance	142,000	Working capital
PEP 38736	Frac/Pipeline	1003,000	Working capital
			and Gas Purchaser
PEP 38738	Well	216,000	Working capital
PEP 38741	Seismic	89,000	Working capital
PEP 38746	Well & Permit maintenance	676,000	Working capital
PEP 38748	3D Seismic	49,000	Working capital
PEP 38753	Well & Permit maintenance	341,000	Working capital
PPP 38761	Seismic	142,000	Working capital
PRL 4&5	Permit Maintenance	5,000	Working capital
AC/P 19	Well & Permit maintenance	4,231,000	Working capital
			and farm-out
AC/P 31	Seismic	24,000	Working capital

Total Work Obligation Commitments		$7,085,000

These estimates have been revised as at June 19, 2003, and the amendments are as follows:

Property	Description of Work	(US$)	Source of Funds

Developed
PMP 38148	Maintenance	5,000	Working capital

Undeveloped
PEP 38256	Permit Maintenance	8,000	Working capital
PEP 38330	Permit Maintenance	12,000	Working capital
PEP 38480	Permit Maintenance	45,000	Working capital
PEP 38716	Permit Maintenance	9,000	Working capital
PEP 38736	Permit Maintenance	23,000	Working capital
PEP 38738	Production Testing	91,000	Working capital
PEP 38741	Permit Maintenance	40,000	Working capital
PEP 38746	Well & Permit maintenance	327,000	Working capital
			and farm-out
PEP 38748	Permit Maintenance	31,000	Working capital
PEP 38753	Well & Permit maintenance	650,000	Working capital
			and farm-out
PPP 38761	Permit Maintenance (expires 30 Oct 03)	4,000	Working capital
PRL 4&5	Permit Maintenance	5,000	Working capital
AC/P 19	Permit maintenance	5,000	Working capital
AC/P 31	Permit Maintenance	5,000	Working capital

Total Work Obligation Commitments		$1,260,000

In addition to the above required work programs, the Registrant is planning to carry out the following significant projects during fiscal 2003:

Anticipated Planned Work Before December 31, 2003
(As at June 19, 2003)

Property	Description of Work	(US$)	Source of funds

Developed
PMP 38148	Goldie-2 Drill, Complete and Test	850,000	Working Capital
	Tabla-1 Flow testing	50,000	Working Capital
	Ngatoro water flood	50,000	Working Capital

Undeveloped
PEP 38736	Kahili-1B - Development	50,000	Gas Purchaser

Total Planned Program		$ 1,000,000

The projects completed to date from the above programs are nil. PEP 38738 production testing is in progress as at the date of this report. Kahili-1B development will be funded by the gas purchaser and will require approximately $50,000 in G & A costs.

In addition to the above significant expenditures planned subsequent to June 2003, the Registrant anticipates various minor expenditures on geology and geophysics desk and field studies in various permits, which will total approximately $200,000 for fiscal 2003, and will be funded from working capital and/or farmout.

For the 5 months to May 31, 2003, the Registrant has successfully funded its projects from working capital, production revenues and/or farmout. The Registrant intends to continue to investigate the possibility of funding expenditure through farmouts to other exploration companies and/or by raising additional capital by private placement or public investment. If such funding does not become available as appropriate, the Registrant intends to seek deferral of projects until such time as funding is available. If none of these options are possible, the Registrant would then be required to relinquish certain properties.

The ACP/19 estimate has reduced to permit maintenance, as the intention is to farm out 100% of any well expenditure.

C. Research and development, patents and licenses

Not applicable

D. Trend Information

Significant trend information since the latest financial year:

The most important trend for the Registrant is production and sales of oil. Trends which are also important are oil prices and exchange rates, as the revenue is subject to international prices and the Registrant’s costs are mainly in NZ$, so the NZ$/US$ exchange rate is important.

Ngatoro Oil production and sales, prices and exchange rates for the months subsequent to December 31, 2002 are:

Month	Production (bbl)	Sales (bbl)	Oil price (US$/bbl)	Revenue (US$’000)	Exchange (NZ$/US$)
January 03	981	1,257	31.7310	40	0.5468
February 03	849	233	33.6200	8	0.5623
March 03	947	817	31.3470	26	0.5512
April 03	792	1,009	26.8710	27	0.5593
May 03	814	727	25.5370	19	0.5830

E. – G.

[RESERVED]

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

The names, municipality of residence and position held of the directors and senior management of the Registrant are as follows:

Name	Residence	Position Held

Dr. David Bennett	Wellington,	President, Chairman of the Board [7],
	New Zealand	Chief Executive Officer, Director

Ronald Bertuzzi [1]	Vancouver	Director
B.C., Canada

David McDonald [1] [6]	Vancouver,	Chairman of the Board, Director
B.C., Canada

Bernhard Zinkhofer [1]	Richmond,	Director, (Interim) Chairman of the Board [8]
B.C., Canada

Garth Johnson [1] [2]	Vancouver,	Director
B.C., Canada

Brad Holland [3]	Saudi Arabia	Director

Peter Loretto [4]	Vancouver,	Director
B.C., Canada

Drew Cadenhead [5]	Calgary	Director
Alberta, Canada

Jeanette Watson	Wellington,	Corporate Secretary
New Zealand

Jenni Lean	Wellington,	Corporate Affairs
	New Zealand	Manager

[1] Member of audit committee
[2] Appointed May 28, 2003 and appointed to audit committee on June 20, 2003.
[3] Resigned on January 7, 2002
[4] Appointed January 7, 2002 and resigned May 2, 2002
[5] Appointed October 17, 2002 and resigned March 24, 2003.
[6] Resigned June 19, 2003.
[7] Elected Chairman on June 20, 2003.
[8] Elected interim Chairman on June 23,2003.

Dr. David Bennett
Dr. Bennett has been a member of the board of directors and an officer since October 1996, being appointed as Chief Executive Officer on October 30, 1996. Dr. Bennett received a Bachelor of Arts (Natural Sciences) from Cambridge University in 1968 and a Master of Science in Exploration Geophysics from the University of Leeds in 1969. In 1973, Dr. Bennett received his doctorate in Geophysics from the Australian National University and from 1973 to 1975 conducted post-doctoral research at the University of Texas (Dallas). From 1975 to 1977, Dr. Bennett was a post-doctoral fellow and lecturer at the Victoria University of Wellington, New Zealand. From 1977 to 1982, Dr. Bennett was employed by the Department of Scientific and Industrial Research, Government of New Zealand and from 1982 to 1994 was employed as geophysicist, exploration manager and finally general manager by New Zealand Oil and Gas Ltd. Dr. Bennett was an independent consultant from 1994 to 1996 when he joined the Registrant and other associated companies. From November 1996, Dr. Bennett was a member of the board of directors, and from April 1997, the President, of Trans-Orient Petroleum Ltd. In 2000, Dr. Bennett resigned the position of President of Trans-Orient Petroleum Ltd, and in 2001 resigned as a member of the board of directors of that company. He was also, from April 1997 to April 2001, a member of the board of directors of Durum Cons. Energy Corp. (since re-named TAG Oil Ltd.), and from June 1998 to January 2003, a member of the board of directors of AMG Oil Ltd. He was elected Chairman of the Board of INDO, on the retirement of Mr. McDonald, in June 2003. Dr. Bennett spends approximately 95% of his total work time on behalf of the Registrant. Dr. Bennett’s spouse, Ms Jenni Lean is also employed by the Company as Corporate Affairs Manager.

Mr. Ronald Bertuzzi
Mr. Bertuzzi was a member of the board of directors from October 2, 1992 to October 30, 1996 and was reappointed on March 31, 1998. Mr. Bertuzzi received a Bachelor of Economics from the University of British Columbia in 1965 and has worked in the medical sales and product development industries since that time. For the last ten years, Mr. Bertuzzi was a sales manager with El Rad Services of Vancouver, B.C. in Canada. Mr. Bertuzzi is a member of the board of directors of several companies, including AMG Oil Ltd., and Gondwana Energy, Ltd., of which he is president.

Mr. Bernhard J. Zinkhofer
Mr. Zinkhofer was appointed to the board of directors in March, 2001. Mr. Zinkhofer was educated at the universities of Calgary (B.Comm-1977) and Victoria (LL.B-1983) in Canada and is qualified as a Chartered Accountant (1980) and as a lawyer (1984). He has practised law as a partner at the Canadian law firm of Lang Michener in their Vancouver, British Columbia office since 1992. Mr. Zinkhofer also serves as a director of several public and private corporations, including (until May, 2003) two which are associated with Indo-Pacific Energy Ltd. by virtue of intercompany shareholdings or common shareholders, namely Trans-Orient Petroleum Ltd and TAG Oil Ltd. (previously called Durum Cons. Energy Corp.).

Mr.Garth Johnson
Mr. Johnson was appointed as a director of the Company in May 2003. Mr. Johnson has been employed by an affiliate, TAG Oil Ltd, since 1997 as its corporate accountant and became its Chief Financial Officer in 2000 and a director in 2001. Mr. Johnson is responsible for TAG Oil meeting its regulatory compliance obligations with the Securities and Exchange Commission and the British Columbia Securities Commission and various other regulatory bodies. Mr. Johnson has been engaged in the administration of private and public companies since 1995 and is a Certified General Accountant. Mr. Johnson also serves as CFO, Corporate Secretary and a director of Trans-Orient Petroleum Ltd., and as Corporate Secretary of Gondwana Energy, Ltd.

Mr. David R. McDonald (former Non-Executive Chairman)
Mr. McDonald has been a member of the board of directors and the Non Executive Chairman from February 2000 until his retirement from the board at age 71 in June, 2003.

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

Ms Jenni Lean
Ms Lean has a BSc and MBA from Victoria University in Wellington, New Zealand. She has experience as a computer programmer at the Australian National University in Canberra, teaching mathematics and science in Wellington and has worked in the strategic planning division at New Zealand’s government science research body (DSIR). She has been Executive Officer for New Zealand’s rural consultants body (NZSFM) and an integral part of a forestry trading group (NZFE) in New Zealand. Since 1996, she has been involved with Indo-Pacific Energy Ltd. as part of the senior management team and also as Corporate Affairs Manager. Ms Lean’s spouse, Dr. Bennett, is the Company’s Chief Executive Officer. Ms Lean spends approximately 80% of her total work time on behalf of the Registrant.

Events Subsequent to December 31, 2002

On March 24, 2003, Mr. Cadenhead resigned from the board.
On May 28, 2003, Mr. Johnson was appointed to the board.
On June 19, 2003, Mr. McDonald resigned from the board.

Indemnification of Directors and Officers

The Registrant has taken out liability insurance to cover Directors and Officers in the performance of their duties.

To date, no agreements to contractually provide indemnities have been executed or delivered.

B. Compensation

The following table sets forth the aggregate compensation paid by the Company for services rendered during the last full financial year indicated, reported as at December 31, 2002:

SUMMARY COMPENSATION TABLE

[1]
David Bennett and Jenni Lean, via the DJ and JM Bennett Family Trust, own the building in which the Registrant’s New Zealand office is located. During the year the Registrant paid $24,245 in office rental costs for the use of the building.

[2]	Stock Options vest over a period of 18 months
[3]	Stock Options not subject to vesting provisions
[4]	Common shares and common shares under vested options or exercisable warrants held directly or indirectly by directors or officers of the Registrant, as at June 19, 2003.
[5]	Ms Lean and Ms Watson are contractors to the Company, not employees, and therefore do not receive salary payments.
[6]	Mr. Cadenhead resigned as a director from March 24, 2003, so his options lapsed from May 8, 2003.
[7]	Vesting of Stock Options subject to performance measurement.
[8]	Mr. Loretto resigned from the board during the reporting period but is still a principal shareholder.
[9]	Mr. Johnson was appointed after the end of the reporting period and therefore did not receive directors’ fees during the reporting period.
[10]	Mr. McDonald resigned as a director from June 19, 2003, so his options will lapse, if not exercised prior, on August 3, 2003.

[11]	Common shares and common shares under vested options or exercisable warrants beneficially owned is less than one percent of total common shares.
[12]	David Bennett and Jenni Lean are married to each other, so each individual’s options and shareholdings are aggregated with the other’s in calculating beneficial holdings.

Each Stock Option disclosed gives a right to call for a common share. No purchase price was paid for the option.

Compensation of Directors

It has been the past policy of the board of directors not to receive an annual salary for their services solely as a director. Rather, the directors have been compensated through stock awards and option grants. In 2002, the board decided to pay directors’ fees to the Chairman and the non-executive directors (except Mr. Zinkhofer, who invoices time charges in lieu). Such fees were payable for the 2002 and subsequent years. The Chairman (if non-executive) receives US$10,000 per year and each other non-executive director (except Mr. Zinkhofer) receives CAD$200 per meeting attended.

56,000 options lapsed during fiscal 2002, without exercise, due to cessation of involvement with the Company. 200,000 options were agreed by the optionholder to be cancelled on October 15, 2002.

There were no directors' or senior officers' options exercised in the years ended December 31, 2002 and 2001.

Options Granted During the Year

On October 15, 2002, the Registrant issued a further 893,000 options to various directors, officers, employees and consultants, and varied the terms of vesting of outstanding options to align with the new options granted. All options are issued without purchase price. The exercise price of options (both new and outstanding) granted to Mr. Bennett and Ms Lean was reduced to $1.00. The Registrant granted additional options to its directors and officers currently holding options, and new options to new directors and officers as follows:

Name	Shares Underlying the Option	Exercise Price	Expiry Date
Bernhard Zinkhofer	15,000	$1.25	March 26, 2006
Jeanette Watson	2,000	$1.25	March 26, 2006
David Bennett	100,000	$1.00	July 6, 2005
	300,000	$1.00	October 15, 2007
Drew Cadenhead [1]	100,000	$0.90	October 15, 2007
Ron Bertuzzi	10,000	$1.25	July 6, 2005
Jennifer Lean	126,000	$1.00	July 6, 2005
David McDonald [2]	60,000	$1.25	July 6, 2005
Garth Johnson	5,200	$1.25	July 6, 2005

[1]	Mr. Cadenhead resigned as a director from March 24, 2003, so his options lapsed on May 8, 2003.
[2]	Mr. McDonald resigned as a director from June 19, 2003, so his options will lapse if not exercised prior, on August 3, 2003.

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

Name	Period served in position
(as at June 20, 2003)

Dr. David Bennett	7 years
Ronald Bertuzzi [1]	5 years
Bernhard Zinkhofer [1]	2 years
Garth Johnson [1]	1 month

Jeanette Watson	3 years
Jenni Lean	7 years

[1] Member of the Audit Committee

2.

Directors’ service contracts

No director has a contract that provides for any benefits upon termination of his/her service as a director.

In January 2002, the Company entered into a management agreement with a subsidiary, Indo-Pacific Energy (NZ) Limited, which has an employment agreement with Dr. David Bennett, to manage all the Company’s operations and its affiliates, including providing to the Company the services of Dr. Bennett as CEO and President. The severance terms of that employment agreement provide that he will be paid two months severance for each year of service since October 1997 and six months severance in lieu of equivalent notice.

3.	Audit and remuneration committees List of Audit Committee members as at June 20, 2003:
Ronald Bertuzzi Bernhard Zinkhofer Garth Johnson
The Company does not have a remuneration committee.

D.  Employees

As of December 31, 2002, the Registrant employed six people full time in its Wellington, New Zealand office. The persons employed in the Wellington office are the president / chief executive officer and four persons occupied with technical support, company and joint venture accounting, financial reporting, and office management. In addition another one or two persons have been employed in the 2002 year on a part time basis to assist in administrative support.

In addition to the foregoing, the Registrant also receives technical and administrative services from a number of contractors and consultants.

E.  Share Ownership

Share ownership and stock options granted and outstanding to officers and directors of the Company are outlined in the table in Item 6.B - Compensation.

The Company has no defined plan for involving employees in the capital of the Company. The Company may, at the discretion of the board of directors, grant incentive stock options to its officers, directors, employees and consultants, for the purchase of shares in the Company. Stock options are in consideration for services and are non-transferable. The Board of Directors of the Company determines the exercise price. Options have a maximum term of five years and terminate 45 days after the termination of employment or other contracting arrangement of the option holder. Vesting of options may be made at the time of granting of the options or over a period of up to 18 months as set out in each option agreement. Once approved and vested, options are exercisable at any time until expiry or termination as above.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED TRANSACTIONS

A. Major shareholders

1.  Beneficial Holders of More Than Five Percent of Outstanding Shares

To the knowledge of the Company, the only persons holding, directly or indirectly, five percent or more of the Registrant's Common Stock are listed below (as of June 16, 2003):

Owner	Number of	Percent
	Shares	of Class

Trans-Orient Petroleum Ltd.[1]	832,945 [2]	10.76%

Alex Guidi	1,067,516 [3]	13.79%

[1]

Trans-Orient Petroleum Ltd (“Trans-Orient”) is a public company traded on the OTC Bulletin Board in the United States. Mr. Zinkhofer and Dr. Bennett (directors of the Company) are former directors of Trans-Orient.

[2]
Trans-Orient also holds 175,000 share purchase warrants and 836,845 Series “A” warrants to purchase common shares of the Company, at any time. Upon the exercise of the “A” Warrants by Trans-Orient and subject to a commercial discovery having occurred on the permits acquired by the Company from Trans-Orient, the Company will issue to Trans-Orient one “B” Warrant for each “A” Warrant exercised. The “B” Warrants are exercisable at a price of $2.50 for a period of one year from the date of issue of the “B” Warrants.

[3]

Mr. Guidi is a former director of the Company. Mr. Guidi holds, directly, warrants to purchase a further 512,000 common shares of the Company, all of which are available for exercise within 60 days. Mr. Guidi is a principal shareholder of Trans-Orient and as such is also beneficially interested in all holdings disclosed in relation to Trans-Orient.

To the knowledge of the Company, there have been no significant changes in percentage share ownership held by any major shareholders, during the last three years. The Company’s major shareholders do not have different voting rights.

2. Host country shareholders

To the knowledge of the Company, 3,884,658 common shares are held by 1,152 registered shareholders in the United States representing 50.19 per cent of the total common shares outstanding.

3. Controlling shareholders

Mr. Alex Guidi, a resident of Canada, directly and via his controlling position in Trans-Orient Petroleum Ltd, controls an undiluted 24.55% shareholding in the Company.

To the knowledge of the Company, the Company is not directly or indirectly owned or controlled by another corporation, foreign government or person.

4. Arrangements affecting shareholdings

To the knowledge of the Company, there have been no transfers of common shares which have materially affected control of the Company since the last Annual General Meeting of the Members of the Company held on June 17, 2003, and there are no other arrangements known to the Company the operation of which may at a subsequent date result in a change of control of the Company.

On June 18, 2003, a New Zealand subsidiary of the Company, Indo-Pacific Energy (NZ) Limited, issued 1,500,000 Special Class shares in that company to certain private investors (see Item 4.A.4 – Important Events/Company History). Such shares confer no voting rights, but do confer the right to convert such shares to common shares in a proposed listing of and issue of common shares in that company on the New Zealand Stock Exchange. If the listing does not proceed, the subscription agreements provide the right to exchange such Special Class shares for common shares in the Company. The issue of such shares would not result in a change in control of the Company.

B. Related party transactions

In fiscal 2002, office rents of $24,245 were paid to a family trust controlled by Dr. David Bennett. These amounts were fair market payments.

The Company entered into an agreement with Trans-Orient Petroleum Ltd (“Trans-Orient”) to acquire all of its participating interests in 13 oil and gas permits and licenses effective January 1, 2000. See Item 4.A.5 – Principal Capital Expenditures.

In January 2002, the parties agreed to vary that agreement. (See Item 4.A.5 – Principal Capital Expenditures) The amendment was approved although all board members except Mr. McDonald abstained from the vote, as all of the directors except Mr. McDonald held office or securities in Trans-Orient.

Certain participants in the Company’s oil and gas properties have directors, officers and/or principal shareholders in common with the Company. These participants are AMG Oil Ltd., TAG Oil Ltd. (formerly called Durum Cons. Energy Corp.) and Gondwana Energy, Ltd. In addition, the Company and TAG Oil Ltd. (TAG) entered into arrangements for the purchase by TAG from the Company of interests in two New Zealand petroleum properties – being a 20% interest in PEP 38741 and 25% of PEP 38480 – at fair market values.

At December 31, 2002, the Company was owed $52,065 by certain public companies with directors, officers and/or principal shareholders in common with the Company (being AMG Oil Ltd., TAG Oil Ltd. (formerly called Durum Cons. Energy Corp.) and Gondwana Energy, Ltd.). This amount is unsecured, non-interest bearing and has no fixed terms of repayment. In addition, TAG Oil Ltd, a related party, owed the Company $308,000 as a result of a buy-in into New Zealand permit PEP 38741. The $308,000 has been received subsequent to December 31, 2002. As at June 19, 2003, the related party amounts outstanding totaled $6,898.

C. Interests of experts and counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Consolidated financial statements are provided under PART III. Item 17. Financial Statements.

There are no material legal proceedings to which the Registrant is subject or which are anticipated or threatened, except as follows:

  As reported in Item 4.A.4 – Important Events/Company History, Greymouth Petroleum Acquisition Company Ltd (GPAC) asserted that they were entitled to a greater equity in the Goldie project and certain other matters as set out in that Item. Judgment on those claims has now been delivered – as to the equity and revenue claims, in favour of the Company’s subsidiary, but as to certain continuing contractual rights, in favour of GPAC. The payment of costs and certain damages claims remain outstanding. The judgment is still subject to any appeal that either party wishes to take.

The Company has never paid dividends to shareholders nor is there a policy in place to do so. All cash flow derived by the Company is re-invested in oil and gas exploration and development.

B. Significant Changes

In April 2003, a gas prepayment agreement was entered into with a New Zealand company, NGC New Zealand Limited (NGC), whereby NGC provided $1,050,400 towards the Company’s ongoing exploration programs, as reported in Item 4.A.4 – Important Events/Company History.

On May 30, 2003, judgment was delivered on the claims made by Greymouth Petroleum Acquisition Company Ltd, as reported in Item 4.A.4 and 8.A, and in the Company’s financial statements. The Company is continuing to assess the effect of the judgment and the prospects for the Goldie field as at the date of this report, but does not believe they will have a materially adverse impact on the Company’s financial position except for the continuation of the shut-in status of Goldie.

On June 19, 2003, a New Zealand subsidiary of the Company, Indo-Pacific Energy (NZ) Limited, issued 1,500,000 Special Class shares in that company to certain private investors, in exchange for $NZ1,500,000, as reported in Item 4.A.4 – Important Events/Company History.

On June 30, 2003 (New Zealand time), the Company announced that it had entered into an agreement with an Australian company, Horizon Oil NL, to purchase its equity interests in several onshore Taranaki (New Zealand) permits, as reported in Item 4.A.4 – Important Events/Company History.

On June 16, 2003, the Company entered into an arrangement with Krystal Corporation Pte Ltd for Krystal to obtain a 20% interest in PEP 38753 in exchange paying a contribution to past costs and a greater percentage of drilling costs in two proposed wells, as reported in Item 4.A.4 – Important Events/Company History.

No other significant changes material to the business of the Company has occurred since the date of the annual financial statements.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

1, 2 & 3. Not Applicable

4. Price History of the stock

Summary trading by year, in United States dollars per share, for the five most recently completed fiscal periods ending December 31, 2002:

Year	OTCBB	OTCBB	NZSE	NZSE
	High(1)	Low(2)	High	Low

1998	17.82	2.80	-	-
1999	6.41	1.55	-	-
2000	4.75	0.63	3.75	2.45
2001	2.75	0.71	1.55	1.55
2002	1.50	0.63	No trades

Summary trading by quarter for the two most recently competed fiscal periods ending December 31, 2002:

Year and Quarter	OTCBB	OTCBB	NZSE	NZSE
	High(1)	Low(2)	High	Low

2001
Quarter 1	Not traded	-	No trades	-
Quarter 2	2.75	1.25	No trades	-
Quarter 3	2.35	1.07	No trades	-
Quarter 4	1.57	0.71	1.55	1.55

2002
Quarter 1	1.16	0.91	No trades
Quarter 2	1.23	0.88	No trades
Quarter 3	1.50	0.80	No trades
Quarter 4	1.50	0.63	No trades

2003
Quarter 1	1.02	0.80	No trades

Summary trading for the six most recently completed months ending May 31, 2003

Month	OTCBB	OTCBB	NZSE	NZSE
	High(1)	Low(2)	High	Low

December 2002	1.50	1.00	No trades
January 2003	1.02	0.80	No trades
February 2003	0.91	0.63	No trades
March 2003	0.75	0.35	No trades
April 2003	0.70	0.58	No trades
May 2003	0.75	0.55	No trades

(1)	OTCBB quotations may reflect interdealer prices, without retail markup, markdown or commission and may not necessarily reflect actual transactions.

(2)	All OTCBB quotes are from www.investor.stockpoint.com. All NZSE Unlisted trades prices are from www.directbroking.co.nz.

(3)	Quotations are provided from the date the Registrant’s shares were re-listed for trading on the OTCBB, on May 23, 2001 (after being de-listed on August 21, 2000), as reported in Item 9C.

(4)	The Registrant implemented a 5 for 1 share consolidation, with effect from July 23, 2001. The market prices quoted above have been restated to reflect this consolidation.

B. Plan of Distribution

Not applicable

C. Markets

The authorized capital of the Company consists of an unlimited number of Common Shares without par value, of which 7,739,324 Common Shares are issued as of June 19, 2003.

The shares of the Registrant traded on the Vancouver Stock Exchange ("VSE") in Vancouver, British Columbia, Canada until September 12, 1996. Beginning in January, 1996, the shares of the Registrant traded on the OTC Bulletin Board (“OTCBB”) under the symbol "INDX". The Registrant’s shares now trade on the OTCBB under the symbol “INDOF”, and, since October 9, 2001, on the New Zealand Unlisted Board under the symbol “IPE”.

On August 21, 2000, the National Association of Securities Dealers (the "NASD") removed the Registrant’s Common Shares from trading on the OTCBB because the Registrant did not meet NASD eligibility rule 6530(b)(1). On April 19, 2001, the Registrant regained eligibility under NASD rule 6530(b)(1), applied for relisting on the OTCBB and was re-listed on May 23, 2001.

On re-listing, the Company was listed on the OTCBB under symbol “INDXF”. On completion of the Company’s share consolidation on 23 July 2001, the post-consolidation shares in the Company were listed under symbol “INDOF”.

D., E. & F. Not applicable

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable

B. Memorandum and Articles of association

The Articles of Association have been previously filed with Form 10K for the Year Ended December 31, 1997, dated April 8, 1998. The relevant provisions have not changed since that time.

C. Material contracts

Other than the Agreements with Trans-Orient Petroleum Ltd, Krystal Corporation Pte Ltd, Natural Gas Corporation Holdings Limited, and Horizon Oil NL and with subscribers to Indo-Pacific Energy (NZ) Limited (IPENZ) and to the Company summarized in Item 4.A – History and Development of the Company, and contracts entered into in the ordinary course of business, which are summarized in Item 4.D – Property, Plants and Equipment, the Registrant has not entered into any material contracts in the two years prior to the date hereof which can reasonably be regarded as being out of the ordinary course of the Company’s business which includes the routine purchase and farmin/farmout of oil and gas properties.

The Agreement to purchase petroleum properties from Trans-Orient Petroleum Ltd. has been filed under Form 8-K, and its amendment has been filed under Form 20-F. The agreements with Horizon Oil NL, Krystal Corporation Pte Ltd, Natural Gas Corporation Holdings Limited and the subscription agreements entered into by IPENZ and the Company are filed as Exhibits, as noted under Item 19.C – List of Exhibits.

D. Exchange controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of the Company, other than withholding tax requirements. See “Item 10.E –Taxation”.

There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”). The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire common shares of the Company. It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director and seek an advance ruling. An investment in common shares of the Company by a non-Canadian other than a “WTO Investor” (as defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in common shares of the Company by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, exceeds a specified amount, which in 2003 was Cdn$223 million. A non-Canadian would acquire control of the Company for the purposes of the Investment Act through acquisition of common shares if the non-Canadian acquired a majority of the common shares of the Company. The acquisition of less than a majority but one third or more of the common shares of the Company would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of common shares.

Certain transactions relating to common shares of the Company would be exempt from the Investment Act, including

(a)	acquisition of common shares of the Company by a person in the ordinary course of that person’s business as a trader or dealer in securities,

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

E.  Taxation

Certain Canadian Federal Income Tax Information for United States Residents

The following summarizes the principal Canadian federal income tax considerations generally applicable to the holding and disposition of common shares of the Company by a holder (a) who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”), is not resident in Canada, deals at arm’s length with the Company, holds the common shares as capital property and does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada-United States Income Tax Convention (the “Treaty”), is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) common shares in connection with a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Treaty. Holders who meet all such criteria in clauses (a) and (b) are referred to herein as a “U.S. Holder” or “U.S. Holders”, and this summary only addresses such U.S. Holders. The summary does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or otherwise.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, all proposed amendments to the Tax Act and regulations publicly announced by the Minister of Finance (Canada) to the date hereof, the current provisions of the Treaty and the current administrative practices of the Canada Customs and Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law, the Treaty or administrative policy, although no assurance can be given in these respects. This summary does not take into account provincial, U.S. or other foreign income tax considerations, which may differ significantly from those discussed herein. The summary also assumes that the Company will be treated as a resident of Canada for purposes of the Tax Act.

This summary is not exhaustive of all possible Canadian income tax consequences. It is not intended as legal or tax advice to any particular holder of common shares and should not be so construed. The tax consequences to any particular holder of common shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdictions in which that holder is subject to taxation and, generally, according to that holder’s particular circumstances. Each holder should consult the holder’s own tax advisor with respect to the income tax consequences applicable to the holder’s own particular circumstances.

Dividends
Dividends paid or deemed to be paid or credited by the Company to a U.S. Holder are subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross dividend (or 5% in the case of corporate shareholders owning at least 10% of the Company’s voting shares).

Disposition
A U.S. Holder is subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a common share unless the U.S. Holder is entitled to relief under the Treaty. Relief under the Treaty is generally available unless the value of the common shares is derived principally from real property situated in Canada. Management of the Company believes that the value of the Company’s common shares is currently not derived principally from real property situated in Canada.

Even where a U.S. Holder is not subject to tax under the Tax Act by virtue of the Treaty relief referred to above, the Tax Act requires the U.S. Holder to file a Canadian income tax return for the taxation year of disposition, claiming any applicable Treaty relief in that return. In addition, the Tax Act imposes a separate obligation on a purchaser (wherever resident) of common shares of the Company who acquires common shares of the Company from a non-resident of Canada. Unless an appropriate tax clearance certificate has been obtained from the Canadian tax authorities, the purchaser will become liable to pay 25% of the purchase price of such common shares to the Canadian tax authorities as tax on behalf of the non-resident, and will be entitled to impose appropriate withholding. U.S. Holders should consult their own tax advisors in advance of a sale or other disposition or deemed disposition of common shares to determine the appropriate way of dealing with the Canadian reporting and filing requirements under the Tax Act.

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

F. Dividends and paying agents

Not applicable

G. Statement by experts

Not applicable

H. Documents on display

Certain documents concerning the Company which are referred to in this document may be inspected at the offices of Indo-Pacific Energy Ltd., at Indo-Pacific House, 284 Karori Road, Karori, Wellington, New Zealand or at the registered office at Suite 200 Financial Plaza, 204 Lambert Street, White Horse, YT, Y1A 3T2, Canada.

Documents referred to in this document are filed with the US Securities Commission (“SEC”), and are available for view on the SEC website at: http//www.sec.gov.

I. Subsidiary information

A list of subsidiaries of the Company is identified in Note 2 in the notes to the consolidated financial statements in Item 17, and in Item 4.C – Organizational Structure. During the reporting period, the status of two of the Company’s Australian subsidiaries, Odyssey International Ltd and Indo-Pacific Energy Australia Ltd, was converted from a public company to a proprietary company (as these companies were intended to be used for a public listing but are not now expected to be so used in the near future and the change in status brings a reduction in annual filing fees), so the names of the respective companies are Odyssey International Pty Ltd and Indo-Pacific Energy Australia Pty Ltd with effect from June 14, 2002.

One of the Company’s New Zealand subsidiaries, PEP38716 Limited, changed its name after the end of the reporting period, to Rata Energy Limited.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15. CONTROLS AND PROCEDURES

As required by Section 302(a) of the Sarbanes-Oxley Act of 2002, the Company’s Chief Executive Officer and Chief Financial Officer will be making certifications related to the information in our annual report on Form 20-F. As part of such certification, the Chief Executive Officer and Chief Financial Officer must certify that they are responsible for establishing and maintaining disclosure controls and procedures to ensure that material information with respect to the Company is made known to them and that they have evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to filing the Company’s annual report. Disclosure controls and procedures are intended to ensure that information required to be disclosed by the Company in its annual report is recorded, processed, summarized and reported within the time periods required. The Company has adopted or formalized such controls and procedures as it believes are necessary and consistent with its business and internal management and supervisory practices.

Evaluation of Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) as of a date within 90 days prior to the filing date of this report, have concluded that, as of such date, the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company would be made known to them by others within the Company.

Changes in Internal Controls

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect the Company’s internal controls subsequent to the date of their evaluation, nor does the Company believe that there are any significant deficiencies or material weaknesses in its internal controls. As a result, no corrective actions were required or undertaken.

ITEM 16. [RESERVED]

PART III

ITEM 17. FINANCIAL STATEMENTS.

ITEM 18. FINANCIAL STATEMENTS

Not Applicable

ITEM 19. EXHIBITS

List of Exhibits

Exhibit Reference	Exhibit Description
1	Articles of Association for the Registrant [1]
4.1	Asset Purchase Agreement between the Registrant and Trans-Orient Petroleum Ltd. [2]
4.2	Variation to Asset Purchase Agreement between the Registrant and Trans-Orient Petroleum Ltd. [3]
4.3	Form of Stock Option Agreement for all vesting options granted to named directors and officers
4.4	Stock Option Agreement with David Bennett for performance vesting options
4.5	Farm-out Agreement between the Registrant and Krystal Corporation Pte Ltd
4.6	Form of Subscription Agreement between the Registrant, Indo-Pacific Energy (NZ) Limited and subscribers to IPENZ
4.8	Gas Pre-purchase and Option Agreement between the Registrant and NGC New Zealand Limited
4.8.1	Form of Asset Purchase Agreement – for each of PEP 38716, PEP 38728 and PEP 38716
4.8.2	Agreement for Sale & Purchase of Data and Shares in Bligh Oil & Minerals NZ Limited
8	List of Subsidiaries of the Registrant
12.1	Auditor’s report for the fiscal year 2000 [4]
99.1	Section 906 Certification

[1] Incorporated by reference as previously included in our Form 10-K for the year ended December 31, 1997 filed on April 8, 1998.

[2] Incorporated by reference as previously included in our Form 8-K filed on April 13, 2000.

[3] Incorporated by reference as previously included in our Form 20-F filed for the year ended December 31, 2001.

[4] Incorporated by reference as previously included in our Form 20-F/A filed for the year ended December 31, 2001, on June 20, 2003.

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

INDO-PACIFIC ENERGY LTD.

Date: June 30, 2003	By:	/s/ David Bennett

	Name:	Dr. David Bennett
	Title:	President & CEO

SECTION 302(a) CERTIFICATION

I, David John Bennett, certify that:

1.	I have reviewed this annual report of Form 20-F of Indo-Pacific Energy Ltd.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4.
The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

a.
designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b.	evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
	c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent function):

a.
all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

	b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6.
The Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/s/ John Bennett

David John Bennett
Chief Executive Officer

SECTION 302(a) CERTIFICATION

I, Patrick Knowles, certify that:

1.	I have reviewed this annual report of Form 20-F of Indo-Pacific Energy Ltd.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4.
The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

a.
designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b.	evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
	c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent function):

a.
all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

	b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6.
The Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/s/ Patrick Knowles

Patrick Knowles
Principal Financial Officer

INDO-PACIFIC ENERGY LTD.

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)

DECEMBER 31, 2002

AUDITORS' REPORT

To the Shareholders of Indo-Pacific Energy Ltd.

We have audited the consolidated balance sheets of Indo-Pacific Energy Ltd. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles.

The consolidated statements of operations and deficit and cash flows for the year ended December 31, 2000 were reported upon by other auditors. Their report covered the year ended December 31, 2000 contained no reservations and was dated March 23, 2001.

BDO INTERNATIONAL
CHARTERED ACCOUNTANTS

Wellington,
New Zealand
April 16, 2003

Comments by Auditors for US Readers on Canada-US Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. The United States reporting standards also require the addition of an explanatory paragraph when changes in an accounting policy, such as those involving stock option based compensation described in Note 2, has a material effect on the consolidated financial statements. Our report to the shareholders dated April 16, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors report when these are adequately disclosed in the financial statements.

BDO INTERNATIONAL
CHARTERED ACCOUNTANTS

Wellington,
New Zealand
April 16, 2003

INDO-PACIFIC ENERGY LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars)

As at December 31,	2002	2001

Assets

Current
Cash and cash equivalents	1,292,827	3,282,007
Accounts receivable	709,895	315,308
Inventory	5,423	-
Prepaid expenses and deposits	150,112	101,524

	2,158,257	3,698,839

Due from related parties (Note 5)	52,065	28,395
Property and equipment (Note 3)	28,455	70,203
Oil and gas properties (Note 4)	7,523,168	8,093,741

Total Assets	$9,761,945	$11,891,178

Liabilities

Current
Accounts payable and accrued liabilities	383,577	960,120

Total Liabilities	$383,577	$960,120

Commitments and Contingencies (Notes 1 and 6)

Stockholders’ Equity

Common stock without par value (Note 7);
unlimited number of shares authorized;
Issued and outstanding at December 31, 2002:
7,739,324 shares; and at December 31, 2001: 6,489,324	20,478,365	19,478,365
Contributed surplus	274,080	-
Accumulated deficit	(11,374,077)	(8,547,307)

Total Stockholders’ Equity	$9,378,368	$10,931,058

Total Liabilities and Stockholders’ Equity	$9,761,945	$11,891,178

Approved by the Directors:

Director	Director

See accompanying notes to the consolidated financial statements

INDO-PACIFIC ENERGY LTD.
Consolidated Statements of Operations and Deficit
(Expressed in United States Dollars)

For the Years Ended December 31,	2002	2001	2000

Production Income:
Oil and gas sales	1,845,925	3,744,036	475,646
Production operating costs	(772,805)	(652,240)	(35,411)
Royalties	(184,207)	(369,536)	(23,962)
Depletion	(106,491)	(266,329)	(112,332)

Net Production Income	$782,422	$2,455,931	$303,941

Other Income
Interest income	29,518	94,954	224,549

Expenses
General and administrative (Schedule)	(580,896)	(735,624)	(743,600)
Stock option compensation expense (7(b))	(274,080)	-	-
Write-off of oil and gas properties	(2,783,734)	(706,462)	(2,725,925)

Net income/(loss) for the year
before other items	(2,826,770)	1,108,799	(2,941,035)
Other Items
Gain on disposal of investments	-	-	70,000

Net profit/(loss) for the year before tax	(2,826,770)	1,108,799	(2,871,035)

Income tax expense (Note 9)	-	-	-

Net profit/(loss) for the year after tax	(2,826,770)	1,108,799	(2,871,035)

Deficit – Beginning of Year	(8,547,307)	(9,656,106)	(6,785,071)

Deficit – End of year	$(11,374,077)	$(8,547,307)	$(9,656,106)

Basic earnings/(loss) per share (Note 8)	$(0.41)	$0.17	$(0.47)

Diluted earnings/(loss) per share (Note 8)	$(0.41)	$0.17	$(0.47)

See accompanying notes to the consolidated financial statements

INDO-PACIFIC ENERGY LTD.
Consolidated Statements of Changes in Stockholders’ Equity
(Expressed in United States Dollars)

For the Years Ended December 31, 2002, 2001, and 2000

					Total
	Common Stock		Contributed	Accumulated	Stockholders’

	Shares	Amount	Surplus	Deficit	Equity

Balance at December 31, 1999	5,652,479	$17,386,253	-	$(6,785,071)	$10,601,182

Common stock issued for purchase
from Trans-Orient Petroleum Ltd	836,845	2,092,112	-	-	2,092,112
(Note 5)
Net loss during the year	-	-		(2,871,035)	(2,871,035)

Balance at December 31, 2000	6,489,324	$19,478,365	-	$(9,656,106)	$9,822,259

Net profit during the year	-	-	-	1,108,799	1,108,799

Balance at December 31, 2001	6,489,324	$19,478,365	-	$(8,547,307)	$10,931,058

Issued during fiscal year 2002 (note 7(a))	1,250,000	1,000,000	-	-	1,000,000
Stock Option Compensation	-	-	274,080	-	274,080
Net loss during the year	-	-	-	(2,826,770)	(2,826,770)

Balance at December 31, 2002	7,739,324	$20,478,365	$274,080	$(11,374,077)	$9,378,368

See accompanying notes to the consolidated financial statements

INDO-PACIFIC ENERGY LTD.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

For the Years Ended December 31,	2002	2001	2000

Operating Activities
Net income/(loss) for the year	(2,826,770)	1,108,799	(2,871,035)
Adjustments to reconcile net income/(loss) to
cash applied to operating activities:
Depletion	106,491	266,329	112,332
Write-off of oil and gas properties	2,783,734	706,462	2,725,925
Amortization	53,007	67,342	60,575
Stock Option Compensation	274,080	-	-
Loss (gain) on disposal of investments/licences	(53,457)	-	(70,000)
Changes in non-cash working capital:
Accounts receivable	(394,587)	(95,471)	(71,418)
Prepaid expenses and deposits	(48,588)	(62,796)	11,382
Inventory	(5,423)	-	-
Accounts payable and accrued liabilities	(564,470)	235,402	(111,207)
GST payable	(12,073)	48,507	(1,609)

Net cash provided by (used in) operating activities	(688,056)	2,274,574	(215,055)

Financing Activities
Share Issue	1,000,000	-	-

Net cash provided by financing activities	1,000,000	-	-

Investing Activities
Due from related parties	(23,670)	51,443	(17,171)
Purchase of property and equipment	(11,259)	(12,710)	(41,449)
Proceeds from Sale of Licence’s	198,299	-	-
Oil and gas properties	(2,464,494)	(1,919,071)	(1,701,808)

Net cash used in investing activities	(2,301,124)	(1,880,338)	(1,760,428)

Net increase (decrease) in cash	(1,989,180)	394,236	(1,975,483)
Cash and cash equivalents -
Beginning of year	3,282,007	2,887,771	4,863,254

Cash and cash equivalents – Year end	$1,292,827	$3,282,007	$2,887,771

See accompanying notes to the consolidated financial statements

INDO-PACIFIC ENERGY LTD.
Consolidated Statements of Cash Flows
– Supplemental Disclosure of Non-cash Financing and Investing Activities
(Expressed in United States Dollars)

For the Years Ended December 31,	2002	2001	2000

Purchase of Oil and Gas Properties from
Trans-Orient Petroleum Limited
Purchase of oil and gas properties	-	-	$(4,097,360)

Gross overriding royalties issued	-	-	1
Marketable securities transferred	-	-	222,319
Investments transferred	-	-	670,000
Gain on investments transferred	-		70,000
Loan balance forgiven	-	-	1,062,211
Foreign exchange translation effect	-	-	(19,283)
Common stock issued as consideration for the-
purchase of oil and gas properties	-	-	2,092,112

	-	-	$4,097,360

Stock option compensation	$274,080	-	-

SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES

For the Years Ended December 31,	2002	2001	2000

Accounting and audit	122,276	100,943	44,611
Consulting fees	114,542	95,887	41,213
Corporate relations and development	112,056	91,672	95,385
Amortization	53,007	67,342	60,575
Filing and transfer agency fees	9,431	3,786	16,997
Foreign exchange loss (gain)	(151,049)	8,128	95,563
Sale of licences (net)	(53,457)	-	-
Legal	55,397	214,604	159,948
Office and miscellaneous	274,863	117,581	107,047
Printing	38,835	24,226	40,026
Rent (Note 5)	24,245	35,307	43,481
Telephone	20,050	25,764	27,931
Travel and accommodation	41,871	46,516	50,588
Wages and benefits	322,283	275,691	169,741

Gross general and administrative expenses	984,350	1,107,447	953,106

Recovery of general and administrative	(403,454)	(371,823)	(209,506)

Net general and administrative expenses	$580,896	$735,624	$743,600

See accompanying notes to the consolidated financial statements

NOTE 1 - NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

The Company was incorporated under the Company Act (British Columbia) and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon).

The accompanying financial statements have been prepared on a going concern basis that contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has incurred losses to date of $11,374,077 which includes a net loss for the current period of $2,826,770.

The Company’s cash balances and working capital are not sufficient to fund all of its obligations with respect to its ongoing work program requirements related to the exploration permits. The continued operations of the Company and recoverability of amounts relating to oil and gas properties is dependant upon the existence of economically viable reserves, farming out oil and gas interests to other participants and obtaining additional equity financing.

The Company is primarily engaged in the acquisition, exploration and development of oil and gas properties in New Zealand, Papua New Guinea and Australia. With the exception of PMP 38148 and PEP 38736, the Company has yet to determine whether its properties contain oil and gas reserves that are economically recoverable. The recoverability of the amounts capitalized for oil and gas properties is dependent upon the completion of exploration work, the discovery of oil and gas reserves in commercial quantities and the subsequent development of such reserves.

In PEP 38736, the Kahili-1B sidetrack, drilled in November 2002, the JV encountered a 115 feet gross hydrocarbon column in the Tariki sandstone. Analysis of pressure data from flow testing carried out on the uppermost 50 feet of this zone indicates sufficient gas-condensate reserves to justify development. A review of the development options available is being completed, with a development decision to be made by mid-2003. There are various funding options and development options available, however it is considered that the level of capital commitment for these options can be estimated to be $998,000.

A subsidiary of the Company, Ngatoro Energy Limited (NEL) is named as defendant in a claim by Greymouth Petroleum Acquisition Company Limited (GPAC) and Southern Petroleum (Ohanga) Limited in relation to its interest and operations in respect of the Ngatoro petroleum mining permit (PMP 38148) in Taranaki. Due to the legal proceedings, the Goldie-1 sole risk discovery within PMP 38148 was “shut- in” as at 30th August 2002. As at December 31, 2002, there was no oil revenue being received from Goldie-1. For further details refer to note 6.

During the 2002 year the Company issued 1,250,000 shares at $0.80 to assist in funding ongoing exploration and development. Additionally, the Company has periodically reduced its exposure in oil and gas properties by farming out to other participants. The Company intends to continue relying on these measures to finance its exploration and development activities to the extent such measures are available and obtainable under terms acceptable to the Company, however there can be no assurance that the company will be successful.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations. The inability to obtain one or other of the aforementioned would have an adverse material effect on the Company’s business. The above-noted conditions raise substantial doubt about the validity of the going concern assumption. If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Accounting Principles and Use of Estimates

These financial statements are prepared in conformity with Canadian generally accepted accounting principles, which requires management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses for the year reported. Actual results could differ from these estimates.

Material differences between Canadian and United States generally accepted accounting principles which affect the company are referred to in Note 13.

b) Basis of Consolidation

These consolidated financial statements include the accounts of Indo-Pacific Energy Ltd. and its wholly-owned subsidiaries: Indo-Pacific Energy Australia Pty Limited, Odyssey International Pty Limited, Indo-Pacific Energy (PNG) Limited, Source Rock Holdings Limited, Indo-Pacific Energy (NZ) Limited, Ngatoro Energy Limited, PEP 38716 Limited (which changed its name after balance date to Rata Energy Limited), Millennium Oil & Gas Limited, Trans-Orient Petroleum (Aust) Pty Limited, ZOCA 96-16 Pty Limited and Trans-Orient Petroleum (PNG) Limited. All significant intercompany balances and transactions have been eliminated upon consolidation.

c) Joint Operations

The Company's exploration and development activities are conducted through its wholly-owned subsidiaries, jointly with other companies, and accordingly, these financial statements reflect only the Company's proportionate interest in these activities, and refer to the Company as owning such interests.

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

e) Financial Instruments

Cash and cash equivalents, accounts receivable, due from related parties, accounts payable and accrued liabilities are carried at cost which approximates fair value due to the short-term maturity of these instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

f) Cash and Cash Equivalents

Cash and cash equivalents include government treasury bills and bankers' acceptances with original maturities of three months or less, together with accrued interest.

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

A ceiling test is applied to each cost center by comparing the net capitalized costs to the present value of the estimated future net revenues from production of proved reserves discounted by 10%, net of the effects of future costs to develop and produce the proved reserves, plus the costs of unproved properties net of impairment, and less the effects of income taxes. Any excess capitalized costs are written off to expense. The calculation of future net revenues is based upon prices, costs and regulations in effect at balance date.

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

i) Income Taxes

The Company accounts for income taxes under the liability method. This requires the recognition of future tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns using enacted tax rates in effect in the years in which the differences are expected to reverse.

j) Inventory

Inventories of crude oil are valued at the lower of cost and net realizable value.

k) Net Loss per Common Share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The Company has adopted the revised recommendations of the Canadian Institute of Chartered Accountants, whereby the new rules are applied on a retroactive basis and did not result in any restatement of the Company’s financial statements. The effect of potential issuances of 1,805,000 (2001: 1,168,000) shares under options and 2,286,845 (2001: 1,226,845) common share warrants would be antidilutive and therefore basic and diluted losses per share are the same.

l) Change in Accounting Policy – Stock Based Compensation

The Company has adopted the new recommendations of CICA handbook section 3870, stock option based compensation. It is applied on a prospective basis and applies to all awards granted on or after January 1, 2002. Section 3870 established standards for the recognition, measurement and disclosure of stock option based compensation and other stock based payments made in exchange for goods and services.

Consultants

The standard requires that all stock option based awards made to consultants be measured and recognized in these consolidated financial statements using a fair value based method.

Employees

The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock options are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. The Company continues to use the fair value method of accounting for stock options granted to directors, consultants and employees.

Effective from the date of the modification, the Company regularly remeasures compensation expense for the options where there has been a substantive change or modification to such options.

For further details refer to Note 7 and 13.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment are comprised as follows:

	2002	2001

Furniture and office equipment	81,462	318,027

Accumulated amortization	(53,007)	(247,824)

	$28,455	$70,203

NOTE 4 - OIL AND GAS PROPERTIES

Oil and gas properties are comprised as follows:

	Net Book	Expenditure		Depletion/	Net Book
	Value at	Additions	(Recoveries)	Write Downs	Value at
	December 31,	During the	During the	During the	December 31,
	2001	Year	Year	Year	2002

Proved:
New Zealand
PMP 38148 – Ngatoro Oil Field	277,684	70,096	-	(48,171)	299,609
PMP 38148 – Goldie Oil Field	485,163	75,718	-	(58,320)	502,561

Total Proved	$762,847	$145,814	-	$(106,491)	$802,170

Unproved:
New Zealand
PEP 38256 – Exploration	113,894	-	-	-	113,894
PEP 38328 – Exploration[1]	496,584	20,050	-	(516,634)	-
PEP 38330 – Exploration	280,338	119,645	-	(221,186)	178,797
PEP 38332 – Exploration[1]	450,267	26,185	-	(476,452)	-
PEP 38335 – Exploration[1]	86,465	1,874	-	(88,339)	-
PEP 38716 – Exploration	453,795	475,561	-	(846,318)	83,038
PEP 38720 – Exploration [2]	1,181,690	(934,568)	(93,317)	(153,805)	-
PEP 38723 – Exploration [3]	134,272	35,554	-	(169,826)	-
PEP 38736 – Exploration	1,199,598	1,200,097	-		2,399,695
PEP 38738 – Exploration	-	601	-	-	601
PEP 38480 – Exploration	-	-	-	-	-
PEP 38741 – Exploration [2]	-	930,343	-	-	930,343
PEP 38746 – Exploration	-	-	-	-	-
PEP 38748 – Exploration	-	-	-	-	-
PEP 38753 – Exploration	-	-	-	-	-
New licences/ventures	7,844	87,642	-	(39,200)	56,286
Australia
AC/P 19 – Exploration	446,669	256,678	-	-	703,347
AC/P 31 – Exploration	11,014	11,851	-	-	22,865
AC/P 26 – Exploration	233,469	20,950	(57,896)	-	196,523
ZOCA 96-16 – Exploration [3]	235,727	15,653	-	(251,380)	-
Papua New Guinea

PPL 192 – Exploration [4]	870,232	13,810	-	-	884,042
PPL 215 – Exploration	403,377	17,031	-	-	420,408
APPL 235 – Exploration[4]	-	-	-	-	-
PPL 228 – Exploration	2,960	17,634	-	(20,594)	-
PRL 4 – Stanley Retention	73,660	4,313	-	-	77,973
PRL 5 – Elevala Retention	649,039	4,147	-	-	653,186

Total Unproved	7,330,894	2,325,051	(151,213)	(2,783,734)	6,720,998

Total Proved & Unproved	$8,093,741	$2,470,865	$(151,213)	$(2,890,225)	$7,523,168

1.	PEP 38328, PEP 38332, PEP 38335, and PPL 228 are currently in the process of being relinquished during early 2003. All capital in relation to these permits has been written off as at 31 December 2002.
2.
PEP 38720 was relinquished in favour of PEP 38741, and accordingly the expenditure held for PEP 38720 has been allocated to PEP 38741 (due to PEP 38741 mainly replacing the same physical area as PEP 38720)

3.	PEP 38723 and ZOCA 96-16 have been relinquished. All capital in relation to these permits has been written off as at 31 December 2002.
4.	PPL 192 and PPL 215 are in the process of being replaced as APPL 235.

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

Gross production revenue from the Company’s 5% interest in New Zealand production permit PMP 38148 (and 100% share of Goldie production) was $1,834,712 for the year ended December 31, 2002 (2001: $3,744,036 and 2000: $475,646), from total oil sales of approximately 84,930 barrels (2001: 163,900 and 2000: 17,090 barrels).

The Goldie-1 well was drilled by the Company in February-March 2001 as a sole risk operation and came into production in the second half of March 2001. Under the terms of the sole risk operation, the Company funded the entire cost of the well and is entitled to 100% of production from this well until the sole risk premium is reached.

The ceiling test was applied to the cash revenues from production for Ngatoro and Goldie, discounted by 10%, based on a WTI oil price as at December 31, 2002 of $27.00 per barrel (December 31, 2001: $20.00/bbl and 2000: $26.00/bbl)

At December 31, 2002, PMP 38148 is in good standing with respect to its work commitments and does not require the Company to incur minimum exploration expenditures for the 2003 fiscal year, although a waterflood to improve production from the field is envisaged to occur in 2nd quarter 2003.

The Company funded its 5% share of the cost of the Tabla-1 well – estimated to be approximately $680,000 (Company share: $34,000) in 2002. This well remains to be completed and tested with further estimated expenditures required of $95,000 during fiscal 2003.

On 16 April 2002, Greymouth Petroleum Acquisition Company Ltd. (‘GPAC’) completed the acquisition of Shell’s 59.56% interest in PMP 38148. On July 25, 2002 GPAC lodged a Statement of Claim in the High Court of New Zealand regarding its entitlements with respect to the Goldie sole risk field, which lies within PMP 38148. In summary, GPAC’s principal claims are:

(i)	That it is entitled to a 92.26% share of production revenues from Goldie;
(ii)	That it disputes Goldie-1 has been developed for production and that consequently it claims the sole risk premium is effectively zero and that GPAC is, therefore,

entitled to 92.26% percent of all past and future revenues;
(iii)	That Ngatoro Energy Ltd is in breach of the Joint Venture Operating Agreement, and that GPAC is, therefore, entitled to remove Ngatoro Energy Ltd as Goldie operator and assume that position;
(iv)	That the field is being produced in a sub optimal manner such that GPAC is entitled to recompense for this and for gas flared; and
(v)	That GPAC is entitled to purchase the gas produced.

The Company disputes these claims, and Ngatoro Energy Limited lodged a Statement of Defence with the Court on August 26, 2002. A one week Court hearing of certain of these claims was scheduled for December 16, but at a preliminary (timetabling) hearing on November 21, Justice Wild decided that the full hearing should be deferred to allow time for all claims to be heard in full. The full hearing commenced on 17 March 2003 and is expected to run for three weeks. Pending this litigation and a market for Goldie gas being established, the Goldie-1 well remains shut-in and no action to drill Goldie-2 is being undertaken.

b) PEP 38256

The Company has a 20% participating interest in, and is the operator of, Petroleum Exploration Permit 38256 ("PEP 38256"), which was granted on August 25, 1997. One-half of the original area was relinquished on October 25, 2000, and a further one-half of the then-current area was relinquished on August 22, 2002. On that date, the duration of the permit was also extended to August 25, 2007. The other participants in PEP 38256 are: AMG Oil (NZ) Limited. (52.5%), Orion Exploration Limited (10%), Durum Energy (New Zealand) Limited (10%) and Magellan Petroleum (NZ) Ltd (7.5%).

At December 31, 2002, PEP 38256 is in good standing with respect to its work commitments and requires the Company to incur minimum exploration expenditures of $4,000 for the 2003 fiscal year. It is currently planned to undertake some geological and geophysical work on prospects associated with the Rakaia Trough, within the permit area.

c) PEP 38328

The Company has a 62.5% participating interest in, and is the operator of, Petroleum Exploration Permit 38328 ("PEP 38328"), which was granted on July 1, 1996. The other participant of PEP 38328 is Origin Energy Resources NZ Limited (37.5%). One-half of the original area was relinquished and the permit duration was extended to June 30, 2006, on June 29, 2001.

At December 31, 2002, PEP 38328 is in good standing with respect to its work commitments and does not require the Company to incur minimum exploration expenditures for the 2003 fiscal year. The Company and its joint venture partner agreed, after balance date, to relinquish this permit as the work to date has shown that it has not proven to be prospective.

d) PEP 38330

The Company has a 34.28% participating interest in, and is the operator of, Petroleum Exploration Permit 38330 ("PEP 38330"), which was granted on July 1, 1996. The other participants of PEP 38330 are Pancontinental Oil and Gas N.L. (33.22%), Origin Energy Resources NZ Limited (22.5%) and Sun Resources NL (10%).

The Company and the other participants of PEP 38330 drilled the Waingaromia-2 well in 2002. This well proved to be unsuccessful and was plugged and abandoned.

At December 31, 2002, PEP 38330 is in good standing with respect to its work commitments and the Company will be required to fund $14,000 of exploration expenditures for the 2003/04 fiscal year.

e) PEP 38332

The Company has a 62.5% participating interest in, and is the operator of, Petroleum

Exploration Permit 38332 ("PEP 38332"), which was granted on June 24, 1997. The other participant of PEP 38332 is Origin Energy Resources NZ Ltd (37.5%).

At December 31, 2002, PEP 38332 is in good standing with respect to its work commitments and does not require the Company to incur minimum exploration expenditures for the 2003 fiscal year. The Company and its joint venture partner agreed, after balance date, to relinquish this permit as the work to date has shown that it has not proven to be prospective.

f) PEP 38335

The Company had a 25% participating interest in Petroleum Exploration Permit 38335 (“PEP 38335”), which was granted on November 29, 1998. The other participants of PEP 38335 were Westech Energy New Zealand (55%), as the operator, Sun Resources NL (7.5%), Pancontinental Oil and Gas NL (7.5%), and Everest Energy Inc. (5%).

The Company and the other participants have completed the initial work program, including the drilling of the Waitaria-2 well. The Company and its joint venture partners agreed during 2002 to relinquish this permit as the work to date had shown that it had not proven to be prospective. At December 31, 2002, the Government had approved the surrender of PEP 38335.

g) PEP 38716

The Company has a 12.3% participating interest in Petroleum Exploration Permit 38716 ("PEP 38716"), which was granted on January 30, 1996. The other participants of PEP 38716 are Marabella Enterprises Ltd. (24.8%), as the operator, AWE New Zealand Pty Ltd (12.5%), Swift Energy New Zealand Ltd (15%), Preussag Energie GmbH (24%), Springfield Oil and Gas Ltd (4.8%) and Euro-Pacific Energy Pty Ltd (6.6%).

The participants of PEP 38716 were required, and committed, to deepen the Huinga-1A exploration well prior to January 31, 2002. Due to delays in rig availability, the New Zealand Government agreed to delay this requirement to July 31, 2002. The well was drilled during the second quarter, 2002. Oil was recovered on a DST of Kapuni Group sands, but an extensive testing programme failed to establish commercial hydrocarbon production and the well was consequently plugged and suspended.

At December 31, 2002, PEP 38716 is in good standing with respect to its work commitments and the Company will be required to fund $142,000 of exploration expenditures for the 2003 fiscal year. The Company’s interest in the permit will increase to 14.05% after the balance date, as a consequence of the decision by AWE to withdraw from the permit.

h) PEP 38720

The Company had a 100% participating interest in, and was the operator of, Petroleum Exploration Permit 38720 ("PEP 38720"), which was granted on September 2, 1996, and expired on September 1, 2001.

The Company completed the work program required for the first five year term that included drilling the Clematis-1 exploration well. An “Acceptable Frontier Offer” (“AFO”) was submitted and approved by the New Zealand government over part of the area of PEP38720. This was subsequently awarded as PEP 38741 on May 24, 2002.

i) PEP 38723

The Company had a 30% participating interest in, and was the operator of, Petroleum Exploration Permit 38723 ("PEP 38723") which was granted on October 30, 1997. The other participants in PEP 38723 were Gondwana Energy (NZ) Ltd. (20%) and Tap (New Zealand) Pty Ltd (50%).

The first term of this permit expired on 29 October, 2002, with the permit not being renewed for a second term. The Company has secured certain areas of this permit that are considered prospective under an application to extend the areas of the adjacent permits, PEP 38741 and PEP 38748, after balance date.

j) PEP 38741

The Company has a 30% participating interest in, and is operator of, Petroleum Exploration Permit 38741 (“PEP 38741”), which was granted on May 24, 2002. The other participants in PEP 38741 are Durum Energy (New Zealand) Limited (20% ) and Tap (New Zealand) Pty Limited (50%).

As at December 31, 2002, PEP 38741 is in good standing with respect to its work commitments, and requires the Company to incur $89,000 exploration expenditure for the 2003 fiscal year, including a 3D seismic survey which is being conducted over PEP 38741 and adjacent permit areas in first quarter 2003.

k) PEP 38746

The Company has a 25% participating interest in, and is operator of, Petroleum Exploration Permit 38746 (“PEP 38746”), which was granted on August 8, 2002. The other participants in PEP 38746 are Magellan Petroleum (NZ) Ltd (25%), Tap (New Zealand) Pty Limited (25%) and AWE New Zealand Pty Ltd (25%).

As at December 31, 2002, PEP 38746 is in good standing with respect to its work commitments, and requires the Company to incur $676,000 of drilling expenditure for the latter part of the 2003 fiscal year, being the drilling of an exploration well.

l) PEP 38738

The Company has a 50% participating interest in, and is operator of, Petroleum Exploration Permit 38738 (“PEP 38738”), which was originally granted on January 15, 2000 and was acquired by the Company in October 2002. The other participant in PEP 38738 is Cheal Petroleum Limited (50%) The current participants agreed after the balance date to assign 33% to IRM Malaysia Inc., thereby reducing their interests to 33.5% each.

PEP 38738 was acquired from Marabella Enterprises Ltd. and Springfield Oil & Gas Pty Ltd in return for a 25% net profits royalty. The burden of this royalty is now shared by Cheal Petroleum, and IRM in their participating interest shares, except that in relation to production from the Cheal prospect, the Company and Cheal Petroleum will each receive a 3.5% ad valorem royalty from IRM while retaining a 50% burden of the 25% accounting profits royalty.

The participants are re-entering the Cheal-1 well, drilled in 1995 by the then permit holder, and which tested oil and gas from a shallow secondary target. The participants in PEP 38738 will undertake further testing of the Cheal 1 well, aimed at establishing the potential for commercial development.

As at December 31, 2002, PEP 38738 is in good standing with respect to its work commitments, and requires the Company complete the re-entry of the Cheal well in 2003. The Company estimates it will incur a further $216,000 of expenditure in fiscal 2003.

m) PEP 38736

The Company has a 45% participating interest in, and is operator of, Petroleum Exploration Permit 38736 ("PEP 38736"), which was granted on July 14, 1999. The other parties are Claire Energy Pty Limited (25%) and Tap (New Zealand) Pty Limited (30%).

The Company was required to drill a well by July 14, 2002 and has fulfilled this obligation by drilling the Kahili-1 well during December 2001 and January 2002. The well successfully recovered oil during an open-hole test. Sales of this oil totalled $11,213 from approximately 428 barrels. Kahili-1A was directionally drilled to test an up-dip location in October 2002, but the target sands were found to be faulted out in this well bore. The Kahili-1B sidetrack was drilled in November 2002, and encountered a 115 feet gross hydrocarbon column in the Tariki sandstone. Analysis of pressure data from flow testing carried out on the uppermost 50 feet of this zone indicates sufficient gas-condensate reserves to justify development.

A review of the development options available is being completed, with a development decision to be made by mid-2003. It is anticipated that the Company’s share of development costs is likely to be in the order of $998,000

As at December 31, 2002, PEP 38736 is in good standing with respect to its work commitments and does not require the Company to incur minimum exploration expenditures for the 2003 fiscal year. The Company estimates it will incur a further $5,000 of permit maintenance expenditure in fiscal 2003.

n) PEP 38748

The Company has a 25% participating interest in, and is operator of, Petroleum Exploration Permit 38748 ("PEP 38748"), which was granted on August 8, 2002. The other parties are Magellan Petroleum (NZ) Limited (25%) and Tap (New Zealand) Pty Limited (50%).

An application to extend the area of this permit to encompass adjoining areas previously covered by PEP 38723 was approved by the Government after balance date on February 13, 2003.

As at December 31, 2002, PEP 38748 is in good standing with respect to its work commitments, and requires the Company to incur $49,000 exploration expenditure for the 2003 fiscal year, including a 3D seismic survey which is being conducted over PEP 38748 and adjacent permit areas in first quarter 2003.

o) PEP 38480

The Company has a 75% participating interest in, and is operator of, Petroleum Exploration Permit 38480 ("PEP 38480"), which was granted on August 8, 2002. The other participant is Durum Energy (New Zealand) Limited (25%). PEP 38480 is situated offshore, in the northern Taranaki Basin.

As at December 31, 2002, PEP 38480 is in good standing with respect to its work commitments, and requires the Company to undertake a 2D seismic programme to detail prospects in the permit area, at an estimated cost of $54,000. This programme was acquired after the balance date, in February 2003.

p) PEP 38753

The Company has a 50% participating interest in, and is operator of, Petroleum Exploration Permit 38753 ("PEP 38753"), which was granted on August 8, 2002. The other parties are Magellan Petroleum (NZ) Limited (25%) and Tap (New Zealand) Pty Limited (25%).

Seismic reprocessing and interpretation is in progress, during late 2002 and early 2003, as precursor work to the drilling of an exploration well in third quarter, 2003.

As at December 31, 2002, PEP 38753 is in good standing with respect to its work commitments, and required the Company to incur $341,000 exploration expenditure for the 2003 fiscal year.

q) PPP 38761

The Company has a 27.5% participating interest in, and is operator of, Petroleum Prospecting Permit 38761 ("PPP 38761"), which was granted after balance date, on February 13, 2003. The other parties are Magellan Petroleum (NZ) Limited (12.5%), Tap (New Zealand) Pty Limited (50%) and Durum Energy (New Zealand) Ltd (10%).

PPP 38761 requires the Company to incur $142,000 exploration expenditure for the 2003 fiscal year, including a 3D seismic survey which is being conducted over PPP 38761 and adjacent permit areas in first quarter 2003.

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

r) AC/P19

The Company has a 100% participating interest in, and is the operator of, Ashmore-Cartier Permit 19 (“AC/P 19”) which was granted on May 30, 1997, and is now to expire December 31, 2003. AC/P 19 and AC/P 31 are subject to a maximum 5% carried interest option to Lonman Pty Ltd, convertible, if exercised, to an equivalent participating interest upon commencement of production through the reimbursement of past costs payable out of 50% of net production revenue.

The Company has completed the work program required for the first five years, including acquiring, during January 2002, a further 90km of seismic data to firm up the Ursa prospect for drilling. Processing of this data continues. Suspension of the permit obligations until end 2002 was sought and granted in June 2002, allowing time to complete technical evaluations. Year 6 of the permit is now calendar 2003. The Company is required to complete a further program including drilling one exploration well by December 2003.

As at December 31, 2002, AC/P 19 is in good standing with respect to its work commitments. The Company's share of work commitments for the 2003 fiscal year requires an estimated $4,231,000 of exploration expenditures to be incurred. This expenditure will be significantly reduced by farmout or sale to a third party; otherwise the permit will be surrendered.

s) AC/P31

The Company has a 100% participating interest in, and is the operator of, Ashmore-Cartier Permit 31 (“AC/P 31”), which was granted on September 12, 1999.

The Company is required to complete a further program including acquisition of a minimum of 40 kms of new 2D seismic in year 3 and 4 and the integration and interpretation of this into the existing database. Pending availability of a seismic vessel this is to be completed by September 11, 2003 (the end of permit year 4).

At December 31, 2002, AC/P 31 is in good standing with respect to its work commitments. The Company's share of work commitments for the 2003 fiscal year requires an estimated $24,000 of permit maintenance and seismic expenditures to be incurred.

t) AC/P26

The Company has a 50% participating interest in Ashmore-Cartier Permit 26 (“AC/P 26”), which commenced on February 26, 1998. The other participant in AC/P26 is Ashmore Oil Pty Ltd (50%) as operator (a wholly owned subsidiary of West Oil Pty Limited). AC/P 26 is subject to a maximum 5% carried interest option to Lonman Pty Ltd which is convertible to an equivalent participating interest, if exercised, upon commencement of production through the reimbursement of past costs payable out of 50% of net production revenue.

By an agreement dated December 18 2001, Anadarko Petroleum Ltd (“Anadarko”) agreed to fund the entire cost of the obligation well due by May 25, 2002, for an option to take up 75% interest in the permit. Anadarko drilled the Anson North-1 well in fulfillment of this obligation in February 2002. Subsequently, Anadarko decided not to exercise the option to take up an interest in the permit. Rossini and Anson West remain the preferred prospects in this permit and the results of Anson North do not degrade these prospects.

At December 31, 2002, AC/P26 is in good standing with respect to its work commitments. The Company's share of the committed work program for the 2003 fiscal year does not require any expenditures to be incurred.

u) ZOCA 96-16

The Company had a 10% participating interest in the Zone of Cooperation Area 96-16 ("ZOCA 96-16") which commenced on November 14, 1996. The other participants in ZOCA 96-16 were Phillips Petroleum Ltd (66%), as operator, Norwest Energy N.L., (14%) and West Oil N.L. (10%).

The Company and all its co-participants except Phillips elected to withdraw from this permit in 2002 as it was not deemed prospective. The documentation for this withdrawl was approved and registered on December 13, 2002.

PAPUA NEW GUINEA

Petroleum prospecting licences granted in Papua New Guinea provide for the exclusive right to explore for petroleum for an initial term of six years, renewable for a further five years over one-half of the original area, and the right to enter into a Petroleum Development Agreement upon a discovery. The Petroleum Development Agreement provides the right to produce any oil and gas discovered for a period of up to 25 years and may be extended for a further period of up to 20 years from discovery, subject to a maximum 22.5% participating interest that can be acquired by the Government of Papua New Guinea which includes a 2% participating interest that can be acquired by local landowners. The participants can apply for extensions or reductions of the committed work programs for the licences under certain circumstances. (by way of an Application for Variation of the Work Program)

v) PPL 192 (and APPL 235)

The Company has a 60% participating interest in, and is the operator of, Petroleum Prospecting Licence No. 192 ("PPL 192"), which was granted on January 28, 1997. The other participants of PPL 192 are Durum Energy (PNG) Ltd (20%), Mosaic Oil Niugini Ltd (15%) and Continental Oil (PNG) Ltd (5%).

The Company and the other participants have completed the work program required for the first three years to January 28th 2000, including acquiring seismic data. The Company and the other participants were required to drill one exploration well by January 28, 2002. The Company has been negotiating to replace the PPL 192 and PPL 215 licences with one new licence over the prospective areas of both licences, which will not require significant expenditures in the next 12 months. The application for the permit: APPL 235 is currently awaiting approval from the Papua New Guinea Department of Mines and Energy. Mosaic and Continental have notified that they do not wish to take an interest in APPL 235, so the interests in the APPL 235 are 90% to the Company (who would be operator of the new licence) and 10% to Durum Energy (PNG) Ltd.

At December 31, 2002, PPL 192 is on hold with respect to its work commitments and does not require the Company to incur minimum exploration expenditures for the 2003 fiscal year. Any work is awaiting the decision of the Papua New Guinea Government’s Petroleum Advisory Board on the award of APPL 235. The Company’s share of work commitments for APPL 235 for the 2003 fiscal year, if awarded, requires no exploration expenditures to be incurred, but in year 2 requires a well to be drilled at an estimated cost of $5,252,000. The Company would seek to fund this expenditure by farmout to third parties.

w) PPL 215 (and APPL 235)

The Company has an 80% participating interest in, and is the operator of, Petroleum Prospecting Licence No. 215 ("PPL 215") that was granted on May 6, 1999. The other participants of PPL 215 are Mosaic Oil Niugini Ltd (15%) and Continental Oil (PNG) Ltd (5%).

The Company and the other participants have completed the work program required for the first two years, including acquiring seismic data. This licence is being explored in conjunction with PPL 192 and the Company is negotiating to replace the PPL 192 and PPL 215 licences with one new licence over the prospective areas of both licences, which will not require significant expenditures in the next 12 months.

At December 31, 2002, PPL 215 is on hold with respect to its work commitments and does not require the Company to incur minimum exploration expenditures for the 2003 fiscal year.

x) PPL 228

The Company had a 10% participating interest in Petroleum Prospecting Licence No. 228 ("PPL 228"), which was awarded on June 26, 2001. The other participants in PPL 228 are Santos Ltd. (40%), as the operator, Victoria Petroleum N.L. (15%), First Australian Resources N.L. (12.5%), Highland Petroleum Ltd (12.5%) and Bligh Oil & Minerals N.L. (10%), through their respective PNG subsidiaries.

The licence includes part of the area of the previously held PPL 213 licence, in which the Tumuli-1 exploration well was drilled, and which was surrendered on June 18, 2001.

At December 31, 2002, PPL 228 was in good standing with respect to its work commitments and would not require the Company to incur minimum exploration expenditures for the 2003 fiscal year.

The PPL 228 joint venture is currently seeking to surrender this permit, in conjunction with a top file application for a further permit over a similar area. The Company agreed (after balance date) to not join in this new application and therefore effectively withdrew from the licence.

y) PRL 4 and PRL 5

The Company has a 7.5% participating interest in Petroleum Retention Licence No. 4 ("PRL 4") that was awarded on September 1, 2000, over the Stanley discovery area, and PRL 5, which was awarded on February 15, 2000, over the Elevala and Ketu discoveries. The other participants in PRL 4 and PRL 5 are Santos Ltd. (35.25%), as the operator, Omega Oil N.L. (15%), Carnarvon Petroleum N.L. (15%), Bligh Oil & Minerals N.L. (7.25%) and SPI Ltd. (20%), through their respective PNG subsidiaries.

At December 31, 2002, PRL 4 and 5 are in good standing with respect to work commitments and require the Company to incur minimum exploration expenditures of $5,000 for the 2003 fiscal year.

NOTE 5 - RELATED PARTY TRANSACTIONS

a) The Company entered into an agreement with Trans-Orient Petroleum Ltd. (“Trans-Orient”) to acquire all of its participating interests in 13 oil and gas permits and licences effective January 1, 2000. The total consideration to Trans-Orient originally included the grant of gross overriding royalties over any future production and the issuance of 836,845 units in the Company, with an agreed value of $2.50 per unit. Each unit consisted of one common share and a two year share purchase warrant (an “A” Warrant), exercisable at a price of $2.50 in the first year and $3.75 in the second year. The warrant also stipulated that if a commercial petroleum discovery is made on any of the permits transferred from Trans-Orient under the agreement, the Company was required to issue Trans-Orient additional one year warrants (“B” Warrants) to acquire additional shares at a price of $7.50 per share, equal to the number of original “A” warrants exercised.

In January 2002, the parties agreed to vary that agreement to assign the gross overriding royalties from Trans-Orient to the Company, in exchange for the terms of the warrants issued to Trans-Orient being amended to extend the availability of the first year price to 31 December 2002 and the second year price to 31 December 2003, and to reprice the “A” warrants to $1.25 and $1.40 respectively. In addition, series “B” warrants to be acquired in the event of discovery, equal in number to the number of “A” warrants exercised, were repriced to $2.50 and will expire on the later of 31 December 2003 or one year after issuance. The fair value of the royalties is nominal.

From the properties originally transferred, only PEP 38256, PEP 38328, PEP 38332, PRL 4 & 5, PPL 192 & 215 and AC/P 26 remain prospective and liable to be affected by the “B” Warrant requirements.

b) Due from Related Parties

At December 31, 2002, the Company is owed $52,065 (December 31, 2001: $28,395) by certain public companies with directors, officers and/or principal shareholders in common with the Company. This amount is unsecured, non-interest bearing and has no fixed terms of repayment.

In addition, TAG Oil Ltd, a related party, owe the Company $308,000 as a result of a buy-in into permit 38741. This amount is included within the accounts receivable balance.

c) Oil and Gas Properties

Certain participants of oil and gas properties have directors, officers and/or principal shareholders in common with the Company. These participants are AMG Oil Ltd., TAG Oil Ltd. (formerly called Durum Cons. Energy Corp.) and Gondwana Energy, Ltd.

Refer to Note 4

d) Other

During the 2002 fiscal year, the Company incurred $152,177 (2001 fiscal year $111,942, 2000 fiscal year - $81,275) in remuneration to the president of the company and $24,245 (2001 fiscal year $21,581, 2000 fiscal year - $23,439) in rent to a trust in which the President of the Company is a trustee.

All other directors received a total remuneration of $12,001 during fiscal 2002. (2001: $Nil; 2000: $Nil)

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the consideration established and agreed to by the related parties.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

a) Work Commitments

The Company participates in oil and gas exploration and development operations jointly with third and related parties and is contractually committed under agreements to complete certain exploration programs. The Company’s management estimates that the total commitments under various agreements for the next fiscal year is approximately $7,085,000, of which, an unrelated third party (IRM Malaysia Inc.) has agreed to fund operations in PEP 38738 at a level in excess of their working interest.

The Company’s commitments under licence obligations are summarized as follows:

Period:	Commitment
Within 1 year	$7,085,000
More than 1 year and within 2 years	6,283,000
More than 2 year and within 3 years	6,158,000
More than 3 year and within 4 years	-
More than 4 years	-

$19,526,000

This is the Company’s share of commitments as recorded on various licence documents, but the Company intends to “Farm-Out” major expenditures, as explained in Note 1, and will either Farm-out interests in those licences, renegotiate terms of the licence or relinquish its interest, so that its share of expenditures required to be funded will not necessarily be the full amount of the commitment listed above. Alternatively, the Company may seek further investor funds to meet the commitments listed.

b) Contingencies

A subsidiary of the Company, Ngatoro Energy Limited (NEL) is named as defendant in a claim by Greymouth Petroleum Acquisition Company Limited (GPAC) and Southern Petroleum (Ohanga) Limited in relation to its interest and operations in respect of the Ngatoro petroleum mining permit (PMP 38148) in Taranaki.

The GPAC claim is for between five to ten million dollars and is primarily to the effect that NEL is in breach of contract and in breach of certain duties to its co-venturer in respect of the Goldie sole risk discovery. Counsel has been engaged and NEL has filed statements of defence and counterclaim.

The case was heard in the High Court, Wellington New Zealand and concluded on April 4, 2003. The Judge has reserved judgement. Counsel considers it unlikely that the claim will succeed. Furthermore the Company will be seeking damages.

For further details, see Note 4 - PMP 38148.

c) Political Risks

Papua New Guinea is subject to political uncertainty and instability and the Company faces a number of risks and uncertainties, which may adversely impact on its ability to pursue its exploration and development activities.

d) Environmental Laws and Regulations

The Company is not aware of any events of noncompliance in its operations with any environmental laws or regulations or of any potentially material contingencies related to environmental issues. However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company.

NOTE 7 - COMMON STOCK

a) Authorized and Issued Share Capital

The authorized share capital of the Company is an unlimited number of shares of common stock without par value.

	Number
Issued and fully paid:	of Shares	Amount

Balance at December 31, 2000	6,489,324	$19,478,365

Issued during the 2001 fiscal year	-	-

Balance at December 31, 2001	6,489,324	$19,478,365

Issued during the 2002 fiscal year	1,250,000	1,000,000

Balance at December 31, 2002	7,739,324	$20,478,365

On September 12, 2002, 1,250,000 shares and the same number of two-year warrants were issued, under a private financing arrangement, agreed with a group of investors led by Mr.Alex Guidi, a current shareholder of the Company and the controlling shareholder of Trans-Orient Petroleum Ltd., an affiliate of the Company. The financing consisted of a placement of 1,250,000 units at US80c per unit comprising a common share and a two year share purchase warrant exercisable at US90c in the first year and US$1.15 in the second, to raise a total of US$1 million. The securities have a one-year hold period and there were no brokerage fees payable in connection with the financing.

During fiscal 2001 the Company consolidated its shares on a 1 for 5 basis, resulting in the issued shares being reduced from 32,446,622 common shares to 6,489,324 common shares, representing a recorded value of $19,478,365. The number of shares shown for the periods prior to 2001 have been adjusted as if this consolidation had applied retrospectively to those periods. All references and calculations, in these financial statements, involving the Company’s number of shares (or options or warrants) have been similarly adjusted.

b) Incentive Stock Options

The Company may grant incentive stock options to its officers, directors, employees and consultants, for the purchase of shares in the Company. Stock options are in consideration for services and are non-transferable. The Board of Directors of the Company determines the exercise price. Options have a maximum term of five years and terminate 45 days after the termination of employment or other contracting arrangement of the option holder. Vesting of options may be made at the time of granting of the options or over a period of up to 18 months as set out in each option agreement. Once approved and vested, options are exercisable at any time until expiry or termination as above.

The following stock options were outstanding at December 31, 2002:

Number	Type of Option	Date Fully	Number Vested	Exercise	Expiry
of Shares		Vested	December 31,	Price per	Date
			2002	Share

300,000	Performance	-	-	$1.00	October 15, 2007
	shares
150,000	Vesting	April 15, 2004	37,500	$1.00	July 6, 2005
200,000	Non Vesting	-	200,000	$1.00	July 6, 2005
400,000	Vesting	April 15, 2004	187,500	$1.00	July 6, 2005
160,000	Vesting	April 15, 2004	60,300	$1.25	July 6, 2005
250,000 (2)	Vesting	October 15, 2003	150,000	$1.25	July 6, 2005
100,000 (1)	Vesting	April 15, 2004	25,000	$0.90	October 15, 2007
100,000	Vesting	October 15, 2003	25,000	$1.25	October 15, 2007
50,000	Vesting	April 15, 2004	12,500	$1.25	October 15, 2007
95,000	Vesting	April 15, 2004	35,500	$1.25	March 26, 2006

1,805,000			733,300

The weighted average exercise price for options outstanding at December 31, 2002 is $1.08
(December 31, 2001: $1.25). No options were exercised during the year.

The weighted average exercise price for options fully vested at December 31, 2002 is $1.09
(December 31, 2001: $1.25). No options were exercised during the year.

1.	Drew Cadenhead resigned as director on March 24, 2003. His options (100,000) will lapse on May 8, 2003.
2.	Alex Guidi ceased to be a consultant on December 31, 2002. His options (200,000) lapsed on February 14, 2003.

A summary of stock option activities for the years presented is as follows:

Description	Number	Exercise Price
Of Activity	Of Shares	per Share

Outstanding at December 31, 1999	200,000	$12.50
Granted in 2000: non-vesting	400,000	$3.00
Granted in 2000: vesting	733,600	$2.50
Cancelled (lapsed)	(200,000)	$12.50

Outstanding at December 31, 2000	1,133,600	$2.50 - 3.00

Granted in 2001: vesting	71,200	$2.50
Cancelled in 2001: vesting	(36,800)	$2.50

Outstanding at December 31, 2001	1,168,000	$1.25

Granted in 2002: vesting	100,000	$0.90
Granted in 2002: vesting	526,000	$1.00
Granted in 2002: vesting	267,000	$1.25
Cancelled in 2002: non-vesting	(200,000)	$1.25
Cancelled in 2002: vesting (lapsed)	(56,000)	$1.25

Outstanding at December 31, 2002	1,805,000	$0.90 - 1.25

In addition to the above movement in options outstanding during the year, with effect from October 15, 2002, the vesting terms of existing options were varied and some options were repriced.

The stock option compensation cost recognized as an expense for the year ended December 31, 2002 is $274,080 (December 31, 2001 and 2000: Nil). This cost is based on the estimated fair value of all options that were issued during the year, using the Black-Scholes option-pricing model, amortized over the vesting period using the following weighted-average assumptions:

Expected dividend yield
0.00%
Expected price volatility
96.00%
Risk-free interest rate
3.55%
Expected life of option
1.8 to 2 years

c) Share Purchase Warrants

The following share purchase warrants to purchase shares of the Company are outstanding at December 31, 2002:

Number	Price	Expiry
Of Shares	per Share	Date

Warrants:
200,000	$2.00	July 3, 2003
1,250,000	$0.90 (1)	Sept 12, 2004
Series A Warrants(2)
836,845	$1.25 (3)	December 31, 2003

2,286,845

(1)	The price per share of the Warrants issued on Sept 12, 2002 increases to $1.15 for the period September 12, 2003 to September 12, 2004.
(2)
Upon a commercial discovery in one of the properties purchased from Trans-Orient Petroleum Ltd., for each Series A warrant exercised, a Series B warrant will be issued exercisable at a price of $2.50 per share for a period of one year from the issuance date, but no later than December 31, 2004.

(3)	The price per share of the Series A Warrants increases to $1.40 for the period December 31, 2002 to December 31, 2003.

A summary of share purchase warrant activities for the years presented is as follows:

Description	Number	Exercise Price
Of Activity	of Shares	per Share

Outstanding at December 31, 2000(1)	1,226,845	$2.00 – 2.50

Granted/(cancelled) in 2001	-	-

Outstanding at December 31, 2001	1,226,845	$2.00 – 3.75	(2)

Granted in 2002	1,250,000	$0.90
Cancelled in 2002	(190,000)	$2.00

Outstanding at December 31, 2002(2)(3)	2,286,845	$0.90 - 2.00

(1)
The 836,845 Series A Warrants, granted in 2000, were exercisable at a price of $2.50 until March 29, 2001, and thereafter at a price of $3.75 per share until March 29, 2002. The Series A Warrants also carry the right, after exercise, and upon a commercial discovery in certain properties, to call for the issue of a Series B Warrant for each A Warrant exercised. As the issue of the B Warrants is conditional, they are not included in the number of warrants outstanding.

(2)
In January 2002, the terms of the “A” and “B” Warrants were amended to extend the availability of the first year price to 31 December 2002 and the second year price to 31 December 2003, and to reprice the “A” warrants to $1.25 and $1.40 respectively. As well, the additional “B” warrants to be available in the event of a discovery, equal in number to the original number of warrants exercised, were repriced to $2.50.

(3)
During the fiscal 2002 year, previously granted warrants to purchase 190,000 shares at a price of $2.00 per share lapsed without exercise. The expiry date for warrants to purchase 200,000 shares in the Company at a price of $2.00 was extended for one year, on July 3 2002, to July 3 2003. 1,250,000 warrants to purchase shares of the Company were issued on Sept 12, 2002, exercisable at a price of $0.90 to Sept 12, 2003 and $1.15 to Sept 12, 2004.

NOTE 8 – EARNINGS/(LOSS) PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share calculations for the 2002, 2001 and 2000 fiscal years:

	2002	2001	2000

Numerator, net profit/ (loss) for the year	(2,826,770)	1,108,799	(2,871,035)

Denominator:
Weighted-average number of shares - basic	6,869,461	6,489,324	6,160,074

Basic earnings/(loss) per share	($0.41)	$0.17	($0.47)

Denominator:
Weighted-average number of shares - diluted	6,869,461	6,680,384	6,160,074

Diluted earnings/(loss) per share	($0.41)	$0.17	($0.47)

Due to net losses incurred for the 2002 and 2000 fiscal years, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive for those years.

NOTE 9 - INCOME TAXES

No income taxes are currently payable by the Company in any of the jurisdictions in which it operates. A reconciliation between the tax cost, using the Canadian statutory income tax rate of 39.12% (44.12% for the fiscal 2001 and 2000 year) and the provision for income taxes is as follows:

	2002	2001	2000

Net profit/ (loss) for the year before tax	$(2,826,770)	$1,108,799	$(2,871,035)

Provision for / (benefit of) tax at Canadian
statutory rate (39.12%)	(1,105,832)	489,202	(1,266,700)
Effect of varying tax rates in other jurisdictions	118,638	(97,059)	285,695
Permanent differences	152,940	40,904	(90,430)
Benefit of prior year losses realized	-	(573,971)	-
Increase in valuation allowance	834,254	140,924	1,071,435

Income Tax Provision	$-	$-	$-

In Canada the Company has non-capital losses of approximately Cdn$2.02 million (December 31, 2001 - Cdn$1.87 million) available for future deduction from taxable income derived in Canada, which expire as follows:

2003	662,559
2004	-
2005	153,875
2006	131,714
2007	286,535
2008	382,213
2009	405,459

Cdn$ 2,022,355

In addition, in Canada, at December 31, 2002, the Company has approximately Cdn$2.02 million (December 31, 2001 - Cdn$1.63 million) of resource and other unused tax pools to offset future taxable income derived in Canada. The Company also has losses and deductions of approximately NZ$25.94 million (December 31, 2001: NZ$18.22 million) available to offset future taxable income derived in New Zealand, Australia and Papua New Guinea.

Significant components of the Company’s deferred tax assets are comprised of the following at December 31, 2002 calculated at 39.12% (December 31, 2001 and 2000: 44.12%):

December 31,	2002	2001

Resource and other unused tax pools	404,372	456,056
Net operating loss carry-forwards	5,829,852	4,745,112

	6,234,224	5,201,168
Valuation allowance	(6,234,224)	(5,201,168)

	$-	$-

A valuation allowance has been established, and accordingly, no benefit has been recognized for the Company’s net operating losses and deferred tax assets. The Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the future tax assets such that a full valuation allowance has been recorded. These factors include the Company’s recent history of net losses and the expected near-term future losses. The Company will continue to assess the realizability of the future tax assets based on actual and forecasted operating results.

The increase in the valuation allowance of $1,033,056 is attributed to the following:

- current year provision	834,254
- timing differences not booked	850,669
- change in tax rate	(589,434)
- tax losses forfeited	(62,433)

1,033,056

NOTE 10 - COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year’s presentation.

NOTE 11 - SUBSEQUENT EVENTS

A gas prepayment agreement was entered into with a New Zealand company, NGC New Zealand Limited (NGC), whereby NGC provided $1,050,400 towards the Company’s ongoing exploration programs. This money was received on April 3 2003. In return NGC are able to receive a prepurchase of the first $1,050,400 of gas supplied by the Company to NGC, under contracts to be freely negotiated at existing market rates. The Company will negotiate in the first instance with NGC, and if no contract is entered into within three months of notification, the Company is free to seek other markets for the gas.

There were no other events subsequent to December 31, 2002, (other than those disclosed in Note 4) which would have a significant effect on these financial statements.

NOTE 12: SEGMENTED INFORMATION

The Company operates in the one industry: petroleum exploration and production. It operates in several geographical regions, therefore information on country segments is provided as follows.

For Year to December 31, 2002:

	Canada	New Zealand	Australia	PNG	Total Company

Production Income:
Revenue	-	1,845,925	-	-	1,845,925
Production expenses	-	(1,063,503)	-	-	(1,063,503)

Net Production Income	-	782,422	-	-	782,422
Interest income	8,301	21,217	-	-	29,518
Administrative expenses	(300,082)	(1,120,408)	160,482	679,112	(580,896)
Stock compensation
expense	(274,080)	-	-	-	(274,080)
Write-off of oil and gas
properties	-	(2,532,027)	(230,778)	(20,929)	(2,783,734)

Net income/(loss)	$(565,861)	$(2,848,796)	$(70,296)	$658,183	(2,826,770)

Oil and Gas properties	-	4,508,660	966,635	2,047,873	7,523,168
Office Assets	-	28,455	-	-	28,455
Due from Related Parties	-	55,410	24,474	(27,819)	52,065
Other Non-current Assets	-	-	-	-	-
Current Assets	516,174	1,625,263	10,013	6,807	2,158,257

Total Assets	$516,174	$6,217,788	$1,001,122	$2,026,861	$9,761,945

Specific Items:
Amortization expense	25,974	27,033	-	-	53,007
Purchase of property and
equipment	-	(11,529)	-	-	(11,529)

For Year to December 31, 2001:

	Canada	New Zealand	Australia	PNG	Total Company

Production Income:
Revenue	-	3,744,036	-	-	3,744,036
Production expenses	-	(1,288,105)	-	-	(1,288,105)

Net Production Income	-	2,455,931	-	-	2,455,931
Interest income	25,788	69,166	-	-	94,954
Administrative expenses	(261,747)	(451,736)	(7,020)	(15,121)	(735,624)
Write-off of oil and gas
properties	-	(678,352)	(20,299)	(7,811)	(706,462)

Net income/(loss)	$(235,959)	$1,395,009	$(27,319)	$(22,932)	$1,108,799

Oil and Gas properties	-	5,167,589	926,882	1,999,270	8,093,741
Office Assets	26,341	43,862	-	-	70,203
Due from Related Parties	-	28,395	-	-	28,395
Other Non-current Assets	-	-	-	-	-
Current Assets	569,475	3,117,350	4,933	7,081	3,698,839

Total Assets	$595,816	$8,357,196	931,815	$2,006,351	$11,891,178

Specific Items:
Amortization expense	27,808	39,534	-	-	67,342
Purchase of property and
equipment	-	(12,710)	-	-	(12,710)

For Year to December 31, 2000:

	Canada	New Zealand	Australia	PNG	Total Company

Production Income:
Revenue	-	475,646	-	-	475,646
Production expenses	-	(171,705)	-	-	(171,705)

Net Production Income	-	303,941	-	-	303,941

Interest income	222,176	2,373	-	-	224,549
Administrative expenses	(524,013)	(176,544)	(16,654)	(26,389)	(743,600)
Write-off of oil and gas
properties	-	(1,830,655)	(357,509)	(537,761)	(2,725,925)

Net income/(loss) before
other items	(301,837)	(1,700,885)	(374,163)	(564,150)	(2,941,035)
Other Items	-	70,000	-	-	70,000
Net income/(loss)	$(301,837)	$(1,630,885)	$(374,163)	$(564,150)	$(2,871,035)

NOTE 13 - DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which conform in all material respects with United States generally accepted accounting principles (“U.S. GAAP”) except for the following differences:

a) Assets

Marketable Securities and Investments. Under Canadian GAAP the Company’s marketable securities and investments are reported at cost, or, for other than a temporary decline in value from cost, at market value. Under US GAAP the Company’s marketable securities and investments are classified as available-for-sale securities and reported at market value, with unrealized gains and losses included as a component of comprehensive income.

b) Stockholders’ Equity

i) Contributed Surplus

Under Canadian GAAP, CICA issued a new accounting pronouncement that applies to the Company with respect to the 2002 and subsequent years. The general effect of the pronouncement is to:

1.	require the cost of stock options issued, or repriced in the 2002 or subsequent years, to both employees and non-employees to be booked as an expense, and

2.	require disclosure in its financial statements of various details relating to options issued.

The Company has adopted a fair value based method for determining the cost of all options for Canadian reporting purposes. This has resulted in a stock option compensation cost of $274,080 being recorded in these financial statements for the 2002 year.

The Company, for purposes of US GAAP, follows Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) to account for all stock options granted to employees. Under APB 25, the intrinsic value model is followed and compensation cost is recognized if the market price of the company’s common shares exceeds the exercise price on the date of grant. During 2001 the Company repriced all outstanding options. The repriced options are accounted for under variable accounting and compensation cost is recognized for the difference between the exercise price and the market price of the common shares until such options are exercised, expired or forfeited. During 2002 the Company granted 300,000 performance options to employees. No compensation cost has been recognized for these options as the performance criteria have not yet been met. Compensation cost will be recognized if and when the performance criteria are met, based on the excess of market price over exercise price at that date.

For non-employees, the Company uses the fair value model for determining stock option compensation cost of options granted. Although similar to the fair value based method adopted for Canadian reporting purposes, US GAAP requires that the options be revalued each period (and cumulative compensation cost adjusted accordingly) until earned.

December 31,	2002	2001

Contributed surplus under Canadian GAAP	$274,080	-

Less compensation stock (Canadian GAAP)	(274,080)	-
Stock option compensation cost (recovery)
Employees	35,524	584,036
Non-employees	(69,921)	320,489
Common stock and warrant placement expense	778,750	-
Cumulative historical adjustments to date	2,079,139	1,174,614

Common stock under U.S. GAAP	$2,823,492	$2,079,139

The Common Stock and Warrant issuance expense comprises a discount on shares issued to insiders on September 12, 2002 and the fair value of warrants issued on the same date. The discount on the 1,250,000 common shares was calculated as the difference between the market value at the date of issue ($1.10) and the discounted share price ($0.80) and applied to the total number of shares issued. The fair value of each warrant is estimated using the Black-Scholes pricing model with the following assumptions:

Expected dividend yield	0.00%
Expected price volatility	96.00%
Risk-free interest rate	4.50%
Expected life of option	1.67 years

ii) Accumulated Deficit

The effects of Note 13(b) (i) on accumulated deficit are as follows:

December 31,	2002	2001

Accumulated deficit under Canadian GAAP	$(11,374,077)	$(8,547,307)

Add back compensation stock (Canadian GAAP)	274,080	-

Stock option compensation cost (US GAAP)
Employees	(35,524)	(548,036)
Non-employees	69,921	(320,489)
Common stock and warrant placement expense	(778,750)	-

	(11,844,350)	(9,451,832)
Cumulative historical adjustments
required under US GAAP	(2,079,139)	(1,174,614)

Accumulated deficit under U.S. GAAP	$(13,923,489)	$(10,626,446)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

c) Net Profit/(Loss) for the Year

The following are the effects of Note 13 (b) on Net Profit/(Loss) for the 2002, 2001 and 2000 fiscal years:

December 31,	2002	2001	2000

Net profit/(loss) for the year under
Canadian GAAP	$(2,826,770)	$1,108,799	$(2,871,035)
Add back Canadian GAAP compensation cost	274,080	-	-
Stock Option compensation cost
Employees	(35,524)	(584,036)	(315,000)
stock options issued during the year	69,921	(320,489)	-
Common stock and warrant placement expense	(778,750)	-	-

Net profit/(loss) for the year U.S. GAAP	$(3,297,043)	$204,274	$(3,186,035)

Comprehensive income adjustment for year	-	-	(70,000)

Net Comprehensive income/(loss)
for the year U.S. GAAP	$(3,297,043)	$204,274	$(3,256,035)

d) Earnings/(Loss) per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings/(loss) per share calculations for the 2002, 2001, and 2000 fiscal years:

December 31,	2002	2001	2000

Numerator, net profit/(loss) for the year
under US GAAP	$(3,297,043)	$204,274	$(3,186,035)

Denominator: - Basic
Weighted average number of shares
under Canadian GAAP	6,869,461	6,489,324	6,160,074
Adjustment required under US GAAP	-	-	-

Weighted average number of shares
under US GAAP	6,869,461	6,489,324	6,160,074

Basic earnings/(loss) per share under U.S. GAAP	$(0.48)	$0.03	$(0.52)

Denominator: - Diluted
Weighted average number of shares
under Canadian GAAP	6,869,461	6,680,384	6,160,074
Adjustment required under US GAAP	-	-	-

Weighted average number of shares
under US GAAP	6,869,461	6,680,384	6,160,074

Diluted earnings/(loss) per share under U.S. GAAP	$(0.48)	$0.03	$(0.52)

Due to net losses incurred for the 2002 and 2000 fiscal years, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive.

e) New Accounting Pronouncements

In December 2002, the FASB issued SFAS No. 148, an amendment of SFAS 123, Accounting for Stock-Based Compensation, which provides alternatives for companies electing to account for stock-based compensation using the fair value criteria established by SFAS 123. The Company intends to continue to account for stock-based compensation under the provisions of APB No. 25.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143 ("SFAS 143"), Accounting for Asset Retirement Obligations, effective for the fiscal years beginning after June 8, 2002. This statement provides the accounting for the cost of legal obligations associated with the retirement of long-lived assets. SFAS 143 requires that companies recognize the fair value of a liability for asset retirement obligations in the period in which the obligations are incurred and capitalize that amount as a part of the book value of the long-lived asset. That cost is then depreciated over the remaining life of the underlying long-lived asset. The Company does not expect that the adoption of SFAS 143 will have a material impact on its results of operations or its financial position.

During 2002, the company early adopted FASB statement No 145, rescission of FASB Statements No 4, 44 and 64, amendment of FSAB No 13 and Technical Corrections (“SFAS No. 145”). SFAS No. 145 requires any gain or loss on early extinguishment of debt to be included in income from continuing operations instead of being classified as an extraordinary item.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities. The objective of this interpretation is to provide guidance on how to identify a variable interest entity (VIE) and determine when the assets, liabilities, non-controlling interests, and results of operations of a VIE need to be included in a company's consolidated financial statements. A company that holds variable interests in an entity will need to consolidate the entity if the company's interest in the VIE is such that the company will absorb a majority of the VIE's expected losses and/or receive a majority of the entity's expected residual returns, if they occur. Interpretation No. 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. The provisions of this interpretation became effective upon issuance. The Company does not expect this interpretation to have a material effect on its consolidated financial statements.

In November 2002, the FASB issued FSAB Interpretation No. 45, “Guarantor’s Accounting and Disclosure requirements guarantees, including indirect guarantees of indebtedness of others”, which addresses the accounting for and disclosure of guarantees. Interpretation 45 requires a guarantor to recognize a liability for the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee. The disclosure requirements are effective for interim and annual financial statements ending December 15, 2002. The initial recognition and measurement provisions are effective for all guarantees within the scope of interpretation 45 issued or modified after December 31, 2002. The adoption of Interpretation No. 45 is not expected to have a material effect on the Company’s financial statements.

Index to Exhibits

Exhibit Reference	Exhibit Description	Page Number
1	Articles of Association for the Registrant [1]	N/A
4.1	Asset Purchase Agreement between the Registrant and Trans-Orient Petroleum Ltd. [2]	N/A
4.2	Variation to Asset Purchase Agreement between the Registrant and Trans-Orient Petroleum Ltd. [3]	N/A
4.3	Form of Stock Option Agreement for all vesting options granted to named directors and officers	89
4.4	Stock Option Agreement with David Bennett for performance vesting options	93
4.5	Farm-out Agreement between the Registrant and Krystal Corporation Pte Ltd	97
4.6	Form of Subscription Agreement between the Registrant, Indo-Pacific Energy (NZ) Limited and subscribers to IPENZ	114
4.8	Gas Pre-purchase and Option Agreement between the Registrant and NGC New Zealand Limited	128
4.8.1	Form of Asset Purchase Agreement – for each of PEP 38716, PEP 38728 and PEP 38716	N/A
4.8.2	Agreement for Sale & Purchase of Data and Shares in Bligh Oil & Minerals NZ Limited	N/A
8	List of Subsidiaries of the Registrant	140
12.1	Auditor’s report for the fiscal year 2000 [4]	N/A
99.1	Section 906 Certification	141

[1]	Incorporated by reference as previously included in our Form 10-K for the year ended December 31, 1997 filed on April 8, 1998.

[2]	Incorporated by reference as previously included in our Form 8-K filed on April 13, 2000.

[3]	Incorporated by reference as previously included in our Form 20-F filed for the year ended December 31, 2001.

[4]	Incorporated by reference as previously included in our Form 20-F/A filed for the year ended December 31, 2001, on June 20, 2003.