Form 20-F
period 2003-12-30
AUSTRAL PACIFIC ENERGY LTD
filed 2004-06-30
CIK 1041829

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2003

Commission File No.: 0-29344

AUSTRAL PACIFIC ENERGY LTD.
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

Item 17   ☒         Item 18    ☐

The Index to the Exhibits is found at Page [86]

GLOSSARY OF TERMS

The following terms as defined here are used throughout this filing:

Austral Pacific or Company or Registrant refers to Austral Pacific Energy Ltd., a corporation organized and registered under the laws of Yukon, Canada, and includes its subsidiaries.

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

Bopd is a flow rate of one barrel of oil per 24 hour day.

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

Joint Venture or JV refers to a standard form of participation in petroleum exploration, via unincorporated joint arrangements between a number of industry participants, with one party operating the permit (ie managing the operations) on behalf of all the participants, and Joint Venturers has a corresponding meaning.

Mbbls One thousand barrels of crude oil or other liquid hydrocarbons.

MMcf One million cubic feet of natural gas.

NZSX is the New Zealand Stock Exchange.

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

Sole Risk refers to a permit holder undertaking a project (usually a test well) within a permit, with which the other permit holders do not join, but giving such other parties the right to election to join in the project at a later date, on payment of their pro rata share of costs already incurred and a substantial premium (based on a multiple of the incurred costs). The premium is usually paid incrementally by the original sole risk party taking all production from the project, and setting off the value of the other party's share against the premium due, until the premium is fully paid.

Topfile Application is the procedure available in Papua New Guinea, whereby the current permit holders in a permit apply for a new permit over the same (or part of the same) area in their current permit, which if granted automatically cancels the current permit.

TSX-V is the TSX Venture Exchange, part of the Toronto-based TSX Group, which includes the Toronto Stock Exchange.

Other Expressions

Metric and Imperial Units - Conversion from metric units into imperial equivalents is as follows:

Metric Units	Imperial Units

hectare (ha)	2.471 acres

meter (m)	3.281 feet

kilometer (km)	0.621 miles (3,281 feet)

square kilometer (sq km)	247.106 acres

PRESENTATION OF INFORMATION

Austral Pacific Energy Ltd. (the "Company") conducts its operations directly and through subsidiaries. The term "Austral Pacific" as used herein refers, unless the context otherwise requires, to the Company and its consolidated subsidiaries. Unless otherwise specified, all dollar amounts described herein are in United States currency. All references to daily production are before royalty, unless stated otherwise.

FORWARD LOOKING STATEMENTS

This Report contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements are not guarantees of Austral Pacific's future operational or financial performance and are subject to risks and uncertainties. Certain statements in this Report constitute forward looking statements. When used in this Annual Report, the words "estimate", "intend", "expect", "anticipate" and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these statements, which speak only as of the date of this Annual Report. These statements are subject to risks and uncertainties that could cause results to differ materially from those contemplated in such forward-looking statements. Such risks and uncertainties include, but are not limited to, those identified under the subheading "Risk Factors" in Item 3 hereof.

Actual operational and financial results may differ materially from Austral Pacific's expectations contained in the forward looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from Austral Pacific's oil and gas fields, changes in the price of crude oil and natural gas, adverse technical factors associated with exploration, development, product or transportation of Austral Pacific's crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in Austral Pacific's areas of activity, changes in tax regimes, energy or other laws or regulations within the jurisdictions in which the Company operates, changes in significant capital expenditures, delays in production starting up due to an industry shortage of skilled manpower, equipment or materials, and cost of inflation.

PART I

ITEM 1.                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2.                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.                KEY INFORMATION

A.                Selected financial data

The selected historical financial information presented in the table below for each of the years ended December 31, 2003, 2002, 2001, 2000 and 1999, is derived from the audited consolidated financial statements of Austral Pacific. The audited financial statements of Austral Pacific for the years ended December 31, 2003, 2002, and 2001 are included in this Filing. The selected historical financial information for the years ended December 31, 2000 and 1999 presented in the table below are derived from audited financial statements of Austral Pacific that are not included in this Filing. The selected financial information presented below should be read in conjunction with Austral Pacific 's consolidated financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) elsewhere in this Filing.

The selected consolidated financial data has been prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). Selected financial data has also been provided under US GAAP to the extent that amounts are different. The consolidated financial statements included in Item 17 in this Filing are also prepared under Canadian GAAP. Included within these consolidated financial statements in Note 17 is a reconciliation between Canadian and US GAAP.

     AUSTRAL PACIFIC ENERGY LTD. AND SUBSIDIARY COMPANIES
SELECTED FINANCIAL DATA AS OF AND FOR THE YEARS ENDED AS SHOWN
(IN $000'S EXCEPT PER SHARE DATA)

Selected Income Statement Data
Amounts in accordance with Canadian GAAP

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	December	December	December	December	December
	31	31	31	31	31
	2003	2002	2001	2000	1999
Oil and gas revenue	173	1,846	3,744	476	315
Other income	58	29	94	224	359
Gain on license sales	3,896	53	-	-	-
Royalty expense	(34)	(184)	(370)	(24)	(15)
Operating expenses	(61)	(773)	(652)	(35)	(51)
General and	(656)	(634)	(736)	(744)	(541)
administrative expenses
Depletion and depreciation	(26)	(106)	(266)	(112)	(104)
Litigation Costs and Settlement	(2,250)	-	-	-	-
Property write-downs	(909)	(2,784)	(706)	(2,726)	(983)
Stock option compensation	(143)	(274)	-	-	-
expense [1]
Income (loss) from Operations	48	(2,827)	1,108	(2,941)	(1,020)
Other Items	-	-	-	70	(161)
Income (loss) before income taxes taxes	48	(2,827)	1,108	(2,871)	(1,181)
Income taxes	-	-	-	-	-
Income (loss) for the year	48	(2,827)	1,108	(2,871)	(1,181)
Income (loss) per share	0.01	(0.41)	0.17	(0.47)	(0.21)
Dividends declared per share	$0.00	$0.00	$0.00	$0.00	$0.00

[1] In 2002, the Company adopted the new recommendations of CICA handbook section 3870, stock option based compensation for the recognition, measurement and disclosure of stock option based compensation and other stock based payments made in exchange for goods and services.

Amounts in accordance with US GAAP

General and administrative	(1,165)	(1,378)	(1,640)	(1,059)	(533)
expenses
Income (loss) from Operations	(318)	(3,297)	204	(3,256)	(1,012)
Income (loss) for the year	(318)	(3,297)	204	(3,186)	(1,173)
Comprehensive income / (loss)	(318)	(3,297)	204	(3,186)	(1,173)
Income (loss) per share	(0.04)	(0.48)	0.03	(0.52)	(0.21)

Selected Balance Sheet Information
Amounts in accordance with Canadian GAAP
	As at	As at	As at	As at	As at
	December	December	December	December	December
	31	31	31	31	31
	2003	2002	2001	2000	1999
Working capital	1,768	1,775	2,739	2,981	6,131
Current Assets	3,381	2,158	3,699	3,146	6,409
Due from Related Parties	-	52	28	80	-
Investments	-	-	-	-	670
Oil and gas properties	8,307	7,523	8,094	6,636	3,656
Property & Equipment	30	29	70	125	144
Deferred offering costs	408	-	-	-	-
Total assets	12,126	9,762	11,891	9,987	10,879
Long-term debt	944	-	-	-	-
Share Capital	20,478	20,478	19,478	19,478	17,386
Contributed surplus	417	274	-	-	-
Accumulated deficit	(11,326)	(11,374)	(8,547)	(9,656)	(6,785)
Shareholders' equity	9,569	9,378	10,931	9,822	10,601

Amounts in accordance with US GAAP
Current Assets	3,381	2,158	3,699	3,146	6,409

Total assets	12,126	9,762	11,891	9,987	10,949
Share Capital	23,811	23,301	21,557	20,653	18,246
Accumulated deficit	(14,242)	(13,923)	(10,626)	(10,831)	(7,645)
Comprehensive Income	-	-	-	-	70
Adjustment
Shareholders' equity	9,569	9,378	10,391	9,822	10,671

B.                Capitalisation and indebtedness

Not applicable

C.                Reasons for the offer and use of proceeds

Not applicable

D.                Risk Factors

Industry Risks

The Company is subject to normal industry risks arising from its low level of cash flow and limited earnings to date, and the nature of the Company's involvement in the exploration for, and the acquisition, development and production of, oil and natural gas. Exploration for oil and natural gas involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that further commercial quantities of oil and natural gas will be discovered by the Company.

The Company's operations are subject to the risks normally incident upon the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, premature decline of reservoirs, invasion of water into producing formations, blow-outs, cratering, fires and oil spills, all of which could result in personal injuries, loss of life and damage to the property of the Company and others. Although the Company maintains insurance, in amounts and coverages which it considers adequate, in accordance with customary industry practice, the Company is not fully insured against all of these risks, nor are all such risks insurable, and, as a result, liability of the Company arising from these risks could have material adverse effect upon its financial condition.

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

The Company's principal long term objective is to grow the Company into a oil and gas exploration, development and production company with internally generated oil and gas sales revenues sufficient to maintain a selective grass roots exploration program to replace produced reserves. Additional reserves and production growth are sought through carefully considered acquisitions of additional oil and gas properties by the purchase of existing properties from other companies. The Company intends to retain its focus in the Austral-Pacific area - primarily in the Taranaki region of New Zealand, and plans to expand as available cash flow and meritorious opportunities permit. Its long term goal is maximum capital appreciation of the Company's securities to reflect the true value of both its reserves base and of its potential resources not yet discovered.

Risks Relating to Papua New Guinea

Beyond the risks inherent in the oil and gas industry, the Company is subject to additional risks resulting from doing business in Papua New Guinea. While the Company has attempted to reduce these risks, no assurance can be given that such risks have been mitigated. These risks can involve matters arising out of oil export or pipeline restrictions, foreign exchange fluctuations and currency controls, and other matters, such as a higher degree of lawlessness among Nationals than in some other countries. Operations in Papua New Guinea, therefore are subject to risks due to the potential for social, political, economic, legal and financial instability.

Oil and Gas Prices are Volatile

The Company's revenues, operating results, profitability, future rate of growth and the carrying value of its oil and gas properties depend heavily on prevailing market prices for oil and gas. Management of the Company expects the market prices for oil and gas to continue to be volatile. Any substantial or extended decline in the price of oil or gas would have a material adverse effect on the Company's financial condition and results of operations. It could reduce the Company's cash flow as well as the value of its reserves. Various factors beyond the Company's control will affect prices of oil and gas, including, worldwide and Australasian supplies of oil and gas, political instability or armed conflict in oil or gas producing regions, worldwide economic conditions, and marketability of production and other factors mentioned in "Industry Risks" above.

Uncertainty of Reserves Figures

There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves and their values, including many factors beyond the control of the Company. Although management believes the estimates provided in Item 4D. – Property, Plants and Equipment are reasonable, estimates of production, revenues and reserve expenditures will likely vary from actual, and these variances may be material. Estimates of oil and gas reserves are projected from geological, petrophysical and reservoir engineering interpretation of data. Such interpretations are inherently uncertain, as are the projections of future rates of production and timing of development expenditures. The accuracy of the reserves estimates is a function of the quality of available data, engineering and geological interpretation and judgment. Factors such as historical production from the area compared with production from other producing areas, assumed effects of governmental regulations, assumptions of future oil and gas prices, future operating costs, development costs and remedial and workover costs, will affect the estimates of economically recoverable quantities and of future net cash flow. Any significant variance in the assumptions could materially affect the estimated quantity and value of reserves.

Reliance on Expertise of Certain Persons

The Registrant is dependent on the capabilities of its employees and themanagement by its chief excutive officer, David Bennett, and, in the acquisition, exploration and development of petroleum properties, on the advice and project management skills of various consulting geologists, geophysicists, engineers retained by the Registrant from time to time. The Regristrant's current CEO is experienced in the acquisition, exploration and development of petroleum properties in New Zealand and other Austral Pacific countries, particularly Papua New Guinea and Australia. If the current CEO leaves the Registrant, the Registrant may have difficulty in immediately finding a person of comparable experience to manage the business of the Registrant. The Registrant does not currently maintain key person insurance on its CEO or any other employee.

Limited Financial Resources and Lack of Sufficient Capital

The Registrant's auditors for the 2003 fiscal year have expressed substantial doubt as to the Registrant's ability to continue to meet future commitments. In order to satisfy the required capital expenditures for the upcoming fiscal year to maintain the Registrant's interests in its permits, the Registrant has raised additional capital through the issuance of common shares, and will be looking to enter into agreements with third parties to fund permit obligations, or to renegotiate such obligations. There is no assurance that market conditions will continue to permit the Registrant to raise funds if required, or that the Registrant will be able to enter into agreements with third parties to fund permit obligations, or be able to renegotiate such obligations. If the Registrant is unable to fund the obligations by share issues or farmout agreements or to renegotiate them, the Registrant may be unable to carry out its plan of operations and may be forced to abandon some of its permit interests (See Title to Properties below).

Title to Properties

In all cases, the terms and conditions of the permit or licence granting the right to the Registrant, or the party from which the Registrant acquired the right, to explore for, and develop, hydrocarbons prescribe a work program and the date or dates by which such work program must be done. Varying circumstances, including the financial resources available to the Registrant and reliance on third party operators of permits and licences, or circumstances beyond the control or influence of the Registrant, may result in the failure to satisfy the terms and conditions of a permit or licence and result in the complete loss of the interest in the permit or licence without compensation to the Registrant.

Such terms and conditions may be renegotiated with applicable regulatory authorities, but there is no assurance that if a term or condition of a licence or permit that is required to be satisfied has not been met, that such term or condition will be renegotiated with the applicable authority.

The Company participates in its permits or licences with industry participants some of whom have access to greater resources from which to meet their joint venture capital commitments. If the Company is unable to meet its commitments, the other joint venture participants may assume some or all of the Company's deficiency and thereby assume a pro-rata portion of the Company's interest in any production from the joint venture area. The Company is not a majority interest owner in most of its properties and does not have sole control over the future course of development in those properties. Property interests may be subject to joint venture and other like agreements which can give rise to interpretive disputes with other parties who are financially interested in the property.

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

Governmental Laws and Local Conditions

In the areas where the Company conducts activities, there are statutory laws and regulations governing the activities of oil and gas companies. These laws and regulations allow administrative agencies to govern the activities of oil companies in the exploration for, and development, production and sale of both oil and gas, including regulations relating to prices, royalties, allowable production, environmental matters, import and export of hydrocarbons, restriction on the withdrawal of capital from a country in which the Registrant is operating and protection of water resources and agricultural lands. Changes in these laws and regulations may substantially increase the costs of conducting any exploration or development project.

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

General claims of aboriginal peoples in Australia, New Zealand and Papua New Guinea may adversely affect the rights or operations of the Registrant although the Registrant has not received any notice of any direct challenge to any of the Registrant's titles or tenures.

No Assurance of Earnings

The Registrant currently has two oil and gas properties in the pre-production stage, expected to generate revenues in third quarter 2004. Previously the Registrant had another oil and gas producing property, consisting of several separate producing pools, which, until December 31, 2000, did not generate enough revenue to meet the Registrant's expenses. During the 2001 fiscal year, such revenues did meet expenses, but did not do so in the 2002 fiscal year. The Registrant's rights to this oil and gas producing property were sold in 2003 and this sale resulted in the Registrant revenues meeting expenses in the 2003 fiscal year

(revenues did not meet expenses under US GAAP in the 2003 fiscal year). The Registrant has a limited history of earnings and there is no assurance that the business of the Registrant will continue to be profitable. As at the end of the Registrant's last fiscal year ended December 31, 2003, the Registrant had an accumulated deficit of $11,326,461 (under US GAAP $14,241,559). The Registrant cannot guarantee that it will continue generating revenues in the future. A failure to generate revenues may cause the Registrant to eventually go out of business. The Registrant has not paid dividends at any time in its history to date and there is no assurance that the Registrant will pay a dividend at any time in the future.

Effect of Different Currencies for Revenue and Expenses

The Registrant currently holds the majority of its cash reserves in New Zealand dollars and receives the majority of its revenues in US dollars, but incurs the majority of its expenses and its petroleum property expenditures in Australian and New Zealand dollars. An increase in value of either or both the New Zealand and Australian dollar versus the US dollar has a detrimental effect to the Registrant as the Registrant's expenses incurred would, in turn, increase in US dollars. The Registrant does not currently hedge its exposure to currency rate changes, although it may choose to selectively hedge exposure to foreign currency exchange rate risk. The Registrant, however, has no specific policies relating to the foregoing, but has a history of managing this risk to some degree by shifting a portion of its excess cash from one currency to another in a timely fashion. See also Item 5.A.3 – Foreign Currency Fluctuations.

Inadequacy of Public Market

There can be no assurance that a stable market for the Registrant's common shares will be achieved. If the Registrant fails to remain current in its filings with the SEC and Canadian and New Zealand regulatory authorities, the Registrant may lose its OTC BB quotation as well as its Canadian and New Zealand listings and the Registrant's shareholders may not be able to resell their shares in the public market within the United States as well as the overseas markets.

Dilution

The Registrant's Articles of Continuance authorize the issuance of an unlimited number of shares of common stock. The Company has several types of dilutive securities outstanding. The Registrant's Board of Directors has the power to issue any further shares without stockholder approval, but subject to compliance with the policies of the TSX-V. The Registrant's Board of Directors is likely to issue some of such shares to acquire further capital in order to carry out its intended operations or expand its current operations, or to provide additional financing in the future. The issuance of any such shares may result in a reduction of the book value or market price of the outstanding shares of the Registrant's common shares. If the Registrant does issue any such additional shares, such issuance will also cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change of control of the Registrant. However, in such a case, TSX-V policies do require the Company to obtain shareholder approval of any transaction which will result in the creation of a new control person.

Conflict of Interest

The Registrant has acquired interests in some petroleum properties with, or from, or transferred interests to, other companies or their respective subsidiaries, being Trans-Orient Petroleum Ltd., TAG Oil Ltd. (previously called Durum Cons. Energy Corp.), Gondwana Energy Ltd. and AMG Oil Ltd., which have common or connected management, and certain common principal shareholders. Certain of the directors of the Company are or were directors and/or officers of these other corporations, or of other corporations engaged in the petroleum exploration and development industry. Currently, one director serving on the board is CFO and a Director of related resource companies. It is possible that conflict of interests may arise between their duties as director and CFO of the related Companies, and as director or officer of the Registrant. Under the Company's ByLaws and the relevant legislation, any such conflict of interest is required to be disclosed, any contract in which a director or officer has a material interest must be referred to the board of directors for approval and the interested director will not vote on any resolution given such approval.

The percentage participation of the Registrant and any other associated company in a property is determined by each board of directors of each such company independently, using the best business judgment of the board.

Legal Proceedings Against Foreign Directors

The Company is incorporated under the laws of the Yukon Territory, Canada, and all of the Company's directors and officers are residents of Canada or New Zealand. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Company or upon its directors or officers, or to realize in the United States upon judgements of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. Furthermore, it may be difficult for investors to enforce judgements of the U.S. courts based on civil liability provisions of the U.S. federal securities laws in a foreign court against the Company or any of the Company's non-U.S. resident officers or directors.

ITEM 4.                INFORMATION ON THE COMPANY

A.                History and Development of the Company

1.	As of December 31, 2003 the Registrant's legal and commercial name is: Austral Pacific Energy Ltd. It was previously named "Indo-Pacific Energy Ltd".

2.	The Registrant was incorporated on July 31, 1979 under the name Pryme Energy Resources Ltd. under the Company Act (British Columbia, Canada), and has operated continuously since that time.

3.	The Registrant is now domiciled in the Yukon in Canada, and operates as a corporation under the Business Corporations Act (Yukon).

Its registered office is in care of its Yukon attorneys:
Suite 200 Financial Plaza
204 Lambert Street
Whitehorse, YT
Y1A 3T2
CANADA

Its principal business offices are:
Austral Pacific House
284 Karori Road
Karori, Wellington
NEW ZEALAND
Telephone Number: (644) 476-2717

4 .	Important Events / Company History

The Company announced on April 28, 2004 that it had signed a preliminary negotiation document with Genesis Power, a New Zealand State Owned Enterprise and the leading generator and retailer of electricity and gas in New Zealand, to drill Cardiff-2, a deep gas well, in Petroleum Exploration Permit PEP 38738 in the onshore Taranaki Basin, New Zealand. The Company and its present JV participants in PEP 38738 are negotiating to enter into commercial arrangements with Genesis, whereby Genesis will fund the drilling and flow-testing of the Cardiff-2 appraisal well to acquire a 40% equity interest in respect of the deep petroleum rights in Petroleum Exploration Permit 38738, and associated rights to purchase all deep gas. These arrangements are subject to finalisation of contracts. Austral Pacific and its present JV participants will retain all rights to shallow petroleum in PEP 38738, including the Cheal field and similar prospects.

On January 15, 2004 the Company announced that final agreements have been executed for the sale of gas from the Kahili gas-condensate field (PEP 38736) in the onshore Taranaki Basin, New Zealand. The Kahili-1B sidetrack well, drilled in November 2002, encountered a 115 feet gross hydrocarbon column in the Tariki sandstone. Analysis of pressure data from flow testing carried out on the uppermost 50 feet of this zone indicates sufficient gas-condensate reserves to justify development. A review of the development options available was completed. Natural Gas Corporation (NGC) will buy all gas produced from the field. NGC will construct, own and operate a separation plant to process the raw well stream and install 12 km of pipelines to connect Kahili gas to the existing NGC pipeline infrastructure. Kahili gas is expected to be available to the market in Third Quarter 2004.

On January 2, 2004 the Company listed on the TSX-V. In conjunction with the TSX-V listing, the Company listed on the NZSX on 5 January 2004, raising approximately $5.2 million through the issuance of 4 million units. Each unit consisted of one common share and a half warrant – each full warrant entitling the holder to purchase one additional share, at any time on or before January 5, 2005, at a price of approximately $1.37 (NZ$2.10) .

On December 31, 2003, to enable the TSX-V listing, a special meeting of shareholders was held to change the Registrant's name to Austral Pacific Energy Ltd. (previously Indo-Pacific Energy Ltd.).

On June 18, 2003, a private placement in one of the Registrant's New Zealand subsidiaries, Austral Pacific Energy (NZ) Limited (formerly Indo-Pacific Energy (NZ) Limited), was made by certain private investors for the issue of 1,500,000 Special Class shares in that company, for a total of NZ$1,500,000 (approx. US$943,525). The Special Class shares were exchanged for Units in the Company (each Unit comprising one common share and a half warrant) on January 5, 2004, upon the listing of the Company on the TSX-V and the NZSX, at the rate of one common share for every 1.35 Special Class share, resulting in the issuing of 1,111,123 common shares, and 555,569 warrants exercisable at a price of NZ$1.85 (approx. $1.20) any time before January 5, 2005.

On December 9, 2003 the Company announced that it had placed US $500,000 in unlisted convertible notes with Global Resource Investments Ltd ("GRIL" – a US based institutional resource investment fund and a significant international participant in the resources industry) conditional upon the TSX-V and NZSX listings occurring. On January 5, 2004, the Company issued two Convertible Notes for $250,000 each. Each Note is convertible, at the option of the holder, into Units at the conversion rate of $1.10 per Unit within 12 months of issue (by 5 January 2005). Each Unit on conversion will comprise one common share and one share purchase warrant permitting the holder to purchase an additional common share at a price of $1.15 per share, for a 12 month period from issuance date of the Note (by 5 January 2005). Interest is payable at a rate of 8% per annum from issue date to the earlier of conversion date or repayment date. Both of the Convertible Notes are unsecured.

The Company announced on June 30, 2003 that it had entered into an agreement with an Australian company, Horizon Oil NL, to purchase its equity interests in several onshore Taranaki (New Zealand) permits. The Company intended to purchase PEP 38716, PEP 38728 and PEP 38718 directly and to purchase all of the shares in Totara Energy Limited (formerly Bligh Oil & Minerals NZ Limited), which company owned a royalty interest in PEP 38738. The total price of approximately $575,000 was agreed to be paid as to 20% upon completion and the remainder ninety days later. PEP38728 was not included in the final purchase, that interest having been pre-empted (ie offered to current JV participants under a first right of refusal and sold to them) before settlement occurred.One permit interest was new to the Company – 10% of PEP 38718. The other two consolidated interests already held by the Company – a further 28.34% of PEP 38716 and a royalty interest in PEP 38738. The transaction was completed in September 2003.

On June 16, 2003, the Company entered into an arrangement with Krystal Corporation Pte Ltd (Krystal), in relation to New Zealand Permit PEP 38753 with effect from May 30, 2003, whereby Krystal funded a portion of past costs and 26.4% of the Wawiri-1 well, and is obligated to fund 26.4% of the Akama deep gas test, when drilled, in order to earn a 20% interest in PEP 38753. The Company's interest in PEP 38753 was 50%, so over half of the Company's capital commitment for these wells is to be and has been met by Krystal, and the Company's interest reduced to 30% as a result of the transaction.

In April 2003, a gas prepayment agreement was entered into with a New Zealand company, NGC New Zealand Limited (NGC), whereby NGC provided $1,258,033 towards the Company's ongoing exploration programs. This money was received on April 3, 2003. In return NGC are able to receive a prepurchase of the first $1,258,033 of gas supplied by the Company to NGC, under contracts to be negotiated at then prevailing market rates. The Company will negotiate in the first instance with NGC, and if no contract is entered into within a certain time period after notification, the Company is free to seek other markets for the gas. If the amount is not discharged through gas sales to NGC over a ten year period, it must either be repaid by the Company or may be converted into share equity in one of the Company's New Zealand subsidiaries, Austral-Pacific Energy (NZ) Limited.

On April 16, 2002, Greymouth Petroleum Acquisition Company Ltd. (‘GPAC') completed the acquisition of Shell's 59.56% interest in PMP 38148, including Shell's rights to a share of the Goldie field, operated by the registrant's subsidiary Ngatoro Energy Ltd. (‘NEL'). On july 25, 2002, GPAC lodged a claim against NEL regarding GPAC's entitlements with respect to the Goldie field. The Company disputed these claims, and judgement in the case was delivered on May 30, 2003. Three matters were lft undecided, for further argument and in some case evidence, if required.

On September 28, 2003 the Company announced that agreement had been reached with GPAC whereby GPAC purchased all the Company's assets in PMP38148, which included the Goldie-1 well and the Ngatoro fields. The purchase transaction had an effective date of July 1, 2003 and received regulatory approval on Friday, September 26, 2003. A separate agreement settled all outstanding claims between the GPAC and Austral Pacific companies.

5 & 6.                Principal Capital Expenditures

During the last 3 fiscal years the Registrant has made several significant expenditures on its oil and gas properties in the normal course of operations, having participated in the drilling of a number of wells in that time. The significant expenditures on the properties are detailed in Item 4.D– Property, Plants and Equipment.

In addition to these expenditures in the normal course of operations:

The Company entered into an agreement with Trans-Orient Petroleum Ltd. ("Trans-Orient") to acquire all of its participating interests in 13 oil and gas permits and licences effective January 1, 2000. The total consideration to Trans-Orient originally included the grant of gross overriding royalties over any future production and the issuance of 836,845 units in the Company, with an agreed value of $2.50 per unit. Each unit consisted of one common share and a two year share purchase warrant (an "A" Warrant), exercisable at a price of $2.50 in the first year and $3.75 in the second year. The warrant also stipulated that if a commercial petroleum discovery is made on any of the permits transferred from Trans-Orient under the agreement, the Company was required to issue Trans-Orient additional one year warrants ("B" Warrants) to acquire additional shares at a price of $2.50 per share, equal to the number of original "A" warrants exercised.

In January 2002, the parties agreed to vary that agreement to assign the gross overriding royalties from Trans-Orient to the Company, in exchange for the terms of the warrants issued to Trans-Orient being amended to extend the availability of the first year price to 31 December 2002 and the second year price to 31 December 2003, and to reprice the "A" warrants to $1.25 and $1.40 respectively. In addition, series "B" warrants to be acquired in the event of discovery, equal in number to the number of "A" warrants exercised, were repriced to $2.50 and expiry was extended to the later of 31 December 2003 or one year after issuance. The fair value of the royalties assigned was nominal.

In December 2003, the parties further agreed to extend the terms of the "A" Warrants fo 5 January 2005 in consideration for an increase in the exercise price to $1.50 and cancellation of the "B" Warrant right.

7.                Public Takeovers

The Registrant is not aware of any planned takeover of its shares by third parties, nor is the Registrant planning any takeover of another company.

B.                Business Overview

1.                Nature of Operations

The Registrant is an oil and gas exploration and production company incorporated in Canada, and based in Wellington, New Zealand. The Registrant is involved in the exploration for commercial quantities of hydrocarbons and, to a lesser extent, the development and production of hydrocarbons. The Registrant's focus is on the acquisition, exploration and development of properties in the Australasian region. The Company currently holds varying net interests equivalent to approximately 2.6 million acres of exploration permits in New Zealand (gross 4.2m), 0.44 million acres of exploration permits in Australia (gross 0.5m), and 0.8 million acres of exploration interests in Papua New Guinea (gross 1.8m) . The Company's primary focus is the acquisition and exploration of oil and gas properties; and the majority of the Company's permits are in the exploration stage. The Company's policy is to acquire interests, and, where possible, to minimize its risk exposure by farming out or joint venturing property interests to other industry participants.

The Registrant sells oil and gas from producing properties in which it holds an interest. During 2003, the

Registrant sold its interest in its producing property in Taranaki, New Zealand - the PMP 38148 "Ngatoro" Mining Permit, refer to Item 4.A.4 - Important Events / Company History. Arrangements have been finalised for a development program for the discovery in PEP 38736 "Kahili" Exploration Permit, also located in the Taranaki region. The Kahili discovery is not yet in production, but is expected to be in third quarter 2004.

2.                Principal Markets

The Registrant currently does not have any oil or gas production to sell. Previously the Registrant sold all of its oil production to Energy Exploration NZ Limited (a subsidiary of Shell Petroleum NZ Ltd) and its gas production to Greymouth Petroleum Acquisition Company Ltd. The oil was sold into the Australasian market. The gas was sold via the Kaimiro treatment station into the New Zealand reticulation system. Details of revenues, by geographic region and by category, are included in Item 4D. – Property, Plants and Equipment.

3.                Seasonality of Company's business

The Registrant's business is generally not seasonal, and is generally reliant on international oil prices and local gas prices in New Zealand. Gas prices do not vary under the current sales contracts, whilst oil prices vary in line with international prices, for which there have been, in past years, seasonal highs in the summer months (for the "US driving season") and in the winter months (for the northern hemisphere heating oil season).

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

8.                Material effects of government regulations

The Registrant is subject to government regulation of the oil and gas properties it holds and of the operations it conducts on those properties. The effects of those regulations are detailed in Item 3.D – Risk Factors, and in Item 4.D – Property, Plants and Equipment.

C.                Organizational Structure

The Registrant (a Canadian company listed on the OTCBB in the USA, TSX-V in Canada and NZSX in New Zealand) is the parent company of and conducts all its operations through several wholly owned subsidiaries, as follows:

Subsidiary:	Country of Incorporation	Ownership & Voting Power

Source Rock Holdings Limited	New Zealand	100%
Austral Pacific Energy (NZ) Limited [2]	New Zealand	100%
Millennium Oil & Gas Limited	New Zealand	100%
Ngatoro Energy Limited	New Zealand	100%
Rata Energy Limited [1]	New Zealand	100%

Totara Energy Limited [3]	New Zealand	100%
Odyssey International Pty Ltd	Australia	100%
Indo-Pacific Energy Australia Pty Ltd.	Australia	100%
Trans-Orient Petroleum (Aust) Pty Ltd	Australia	100%
ZOCA 96-16 Pty Ltd	Australia	100%
Trans-Orient Petroleum (PNG) Ltd	Papua New Guinea	100%
Indo-Pacific Energy (PNG) Ltd.	Papua New Guinea	100%

[1]	Rata Energy Limited changed its name from PEP 38716 Limited on February 7, 2003.

[2]
During the reporting period, Austral Pacific Energy (NZ) Limited (formerly Indo-Pacific Energy (NZ) Limited, name changed January 19,2004) issued 1,500,000 Special Class shares, as reported in Item 4.A.4 – Important Events/Company History. These shares were later converted into securities of the Registrant.

[3]
Totara Energy Limited (formerly Bligh Oil & Minerals (NZ) Limited, name changed November 3, 2003) was purchased during the year from Horizon Oil NL. Details are under Item 4.A.4 – Important Events/ Company History.

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

Property Location	Working Interest
Developed
PEP 38736 (Kahili)	45.00%

Undeveloped
New Zealand
PEP 38256 (Canterbury)	30.00%[1]
PEP 38258 (Offshore Canterbury)	75.00%
PEP 38330 (East Coast)	44.23%
PEP 38480 (Offshore Taranaki)	75.00%
PEP 38716 (Taranaki)	42.40%
PEP 38718 (Taranaki)	10.00%[2]
PEP 38738 (Taranaki)	33.50%[3]
PEP 38741 (Taranaki)	30.00%
PEP 38746 (Taranaki)	50.00%
PEP 38748 (Taranaki)	25.00%
PEP 38753 (Taranaki)	30.00%
PEP 38765 (Taranaki)[4]	27.50%
PEP 38766 (Taranaki)[5]	25.00%
PEP 38768 Taranaki)[5]	50.00%

Australia
AC/P19	100.00%
AC/P31[6]	100.00%
AC/P26[7]	50.00%

Papua New Guinea
PRLs 4&5	7.50%
PPL 235[8]	100.00%
PPL 228[9]	10.00%

[1]	Permit interest will increase to 34.62% on completion of governmental approval procedures.
[2]	Permit interest will increase to 12.5% completion of governmental approval procedures.
[3]	Permit interest will change to 36.5% interest in shallow formations and 25.1% deep formations, subject to completion of farm-out negotiations and governmental approval procedures.
[4]	Permit replaced PPP 38761 after the end of the reporting period.
[5]	Permits acquired after the end of the reporting period.
[6]	Government authority notice of intent to cancel has been appealed, outcome pending.
[7]	Relinquishment pending, subject to completion of negotiations and governmental approval procedures. Option right in one prospect retained for 2 years.
[8]	Replaced PPL 192 and 215 during the year.
[9]	Permit will be surrendered upon acceptance of a top file application for a further permit over a similar area.

General

Except for the Kahili discovery in PEP38736 in New Zealand, the properties of the Registrant are Exploration Permits or Licences and have no proven hydrocarbon reserves.

Interests are quoted as at June 12, 2004.

Exploration Permits or Licences have work obligations as described below.

At June 12, 2004, the Registrant has no encumbrances, liens or mortgages on the properties, except as follows:

  a right of participation in favor of Lonman Pty Ltd ("Lonman"), which applies over the Registrant's interestin AC/P 19 . Lonman may, prior to the first well or farm-in to the first well, exercise an option to acquire 5%of the Registrant's interest by repayment of past costs and contribution pro-rata to ongoing costs. Alternatively, if a farmout at a premium is made to a third party prior to the first well, Lonman shall begranted a Carried to Production equity amounting to 5% of the free carried equity of the Original Parties insuch farmout. Lonman will be required to repay all past costs associated with this equity out of its share ofproduction revenue.
  a security interest granted by Millennium Oil & Gas Limited to NGC New Zealand Limited overMillennium's 25% interest in PEP38736, to secure performance of the Registrant under the gasprepayment agreement referred to at Item 4.A.4 – Important Events/Company History.
  PEP 38738 was acquired in return for the grant of a 25% net profits royalty. The burden of this royalty wasshared by all the existing JV participants in their participating interest shares. In September 2003, the Company purchased the net profit royalty back – see Item 4.A.4 – Important Events/Company History. As a result of a reorganisation of the net profit royalties, the Company currently holds a 6.25% net profit royalty on gross production that is to be met by one of the other permit participants. At report date, an agreement to cancel the royalty in return for further equity in the permit is being negotiated.

For details of work planned to be done before December 31, 2004 on each property and estimated cost thereof, see Item 5.B – Liquidity and Capital Resources. For further detail on each property and previous work done, refer to the Company's Financial Statements (Item 17).

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

New Zealand Permit PMP 38148

By the end of June 2003, the Ngatoro wells (excluding Goldie-1) had produced over 3.6 million barrels of oil and 8.4 billion cubic feet of gas. Gas continued to be sold under long-term contract, and oil was sold on a monthly basis at world market reference prices. At the end of June 2003, production from the Ngatoro field was averaging 516 barrels of oil per day (Company share 26 barrels per day) compared to 800 bopd (Company share 40 bopd) at June 2002, and 2.1 million cubic feet of gas per day (Company share 0.10 million cubic feet of gas per day). The Goldie-1 well within PMP 38148 remained shut-in throughout the year, up to the effective date of sale of PMP 38148 by the Company.

On September 26, 2003 the Company gained regulatory approval to sell its interest and entitlement to petroleum in PMP 38148 to Greymouth Petroleum Acquisition Company Limited and Southern Petroleum (Ohanga) Limited. The effective date of the sale was July 1, 2003.

New Zealand Permit PEP 38736 (45%)

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

A review of the development options available was completed, with the development and sale of gas contract being signed with NGC Holdings in January 2004. See Item 4.A.4 – Important Events/Company History. It is anticipated that Kahili-1A/B will commence production in Third Quarter 2004.

Oil and gas information for the Registrant's last three fiscal years:

Summary of Oil and Gas Sales, Net of Royalties, by Country

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Revenues:
New Zealand	$	$	$
Sales revenue – Oil Sales revenue – Gas Less Royalties Sales net of royalty	159,112 13,603 (33,543) 139,172	1,823,142 22,783 (184,207) 1,661,718	3,733,298 10,738 (369,536) 3,374,500
Australia	-	-	-
Papua New Guinea	-	-	-
Revenue net of royalty	139,172	1,661,718	3,374,500

	Year Ended December 31, 2003		Year Ended December 31, 2002		Year Ended December 31, 2001
	Oil & Liquids	Natural Gas	Oil & Liquids	Natural Gas	Oil & Liquids	Natural Gas
	(Bbls)	(MMcf)	(Bbls)	(MMcf)	(Bbls)	(MMcf)
Sales:
New Zealand	5,792	17.1	85,358	46.5	163,900	44.5
Australia	-	-	-	-	-	-
Papua New Guinea	-	-	-	-	-	-

Reserves

The December 31,2003 reserves quoted for the undeveloped Kahili Gas and Condensate field are from an evaluation completed by Sproule International Limited on data provided by the Company and from public sources, and have an effective date of December 31, 2003 in constant US dollar prices and costs. The accuracy of reserves estimates and associated economic analysis is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. As a well matures and new information becomes available, revision may be required which may either increase or decrease the previous reserve assignments. Sometimes these revisions may result not only in a significant change to the reserves and value assigned to a property, but also may impact the total company reserve and economic status. The reserves and forecasts provided above were based upon technical analysis of the available data using accepted engineering principles. However, they must be accepted with the understanding that further information and future reservoir performance subsequent to the date of the estimate may justify their revision.

The reserves quoted for the Ngatoro oil field are from the field Operator's estimated reserves, which are supplied annually to the New Zealand Ministry of Economic Development. The field Operator is an independent company, New Zealand Oil & Gas Limited, which employs its own independent petroleum-engineering experts. The Registrant also contracted Johnston Consulting of Wellington, New Zealand, independent petroleum engineering consultant, to evaluate the Company's New Zealand reserves at December 31, 2002 following the Kahili discovery, and December 31, 2000 and at April 30, 2001, following the Goldie-1 discovery. The main difference between the reported Reserves at December 31, 2003, 2002, and 2001, is due to the sale of PMP 38148 (Ngatoro and Goldie fields), production from Ngatoro in the intervening interval and the addition of Kahili at end 2002.

Reserves, Working Interest Before Royalties
As at:	December 31, 2003		December 31, 2002		December 31, 2001
	Oil & Liquids (MBbls)	Natural Gas (MMcf)	Oil & Liquids (MBbls)	Natural Gas (MMcf)	Oil & Liquids (MBbls)	Natural Gas (MMcf)
Proven New Zealand: Ngatoro– developed Kahili-undeveloped Australia Papua New Guinea	- 22.9 - -	- 1,109 - -	520 - - -	67 933 - -	623 - - -	650 - - -
Total proven	22.9	1,109	520	1,000	623	650
	US$'000		US$'000		US$'000
Standardized Measure of Undiscounted Net Cash Flows: New Zealand: Revenue Less future production And development costs	3,700 (941)		1,917 (1,096)		8,697 (5,163)
Net Revenue Less Taxes	2,759 -		821 -		3,534 (2)
Net income Less 10% discount	2,759 (310)		821 (361)		3,532 (508)
Standardized Measure	2,449		460		3,024

Apart from the Kahili discovery, which is not yet in production, all previous oil reserves quoted are developed reserves, as they are from producing formations in the producing wells.

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

The December 31, 2003 undiscounted future net cash flow from proved producing oil and natural gas reserves is largely based on information provided by in-house reserve calculations and have been calculated with the inclusion of all estimated future production and development costs, before royalties . A discount factor of 10% was applied to estimated future cash flows to compute the estimated present value of proved oil and natural gas reserves. This valuation procedure does not necessarily result in an estimate of the fair market value of the Company's oil and natural gas properties. The December 31, 2003 undiscounted and discounted future net cash flow have been evaluated by Sproule International Limited in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") and have an effective date of December 31, 2003.

The standardized measure of discounted net cash flows from production has been calculated on the Registrant's 45% interest in the undeveloped Kahili gas and condensate field as this is the only interest the Company holds in proven oil and gas properties, as at December 31, 2003.

The December 31, 2002 undiscounted future net cash flow from proved producing oil and natural gas reserves is largely based on information provided by in-house reserve calculations. A discount factor of 10% was applied to estimated future cash flows to compute the estimated present value of proved oil and natural gas reserves. This valuation procedure does not necessarily result in an estimate of the fair market value of the Company's oil and natural gas properties. The standardized measure of discounted net cash flows from production has been calculated on the Registrant's 5% interest in the producing Ngatoro oil field and 40.43% working interest (but current 100% revenue interest) in the Goldie pool, as these were the only interests the Company holds in proven and developed oil properties, as at December 31, 2002.

Undeveloped

Detailed 2003 expenditure per permit is shown in Note 4 in the financial statements. (Item 17.)

New Zealand, Canterbury Basin, South Island

New Zealand Permit 38256 (30%); Onshore Canterbury
A magnetotelluric survey completed in September 2003, fulfilled the work obligation to the end 2003. One JV party has withdrawn from this permit and another has served notice that it wishes to do so at the end of the relevant permit year. The Company has taken up a further 10% from the party that withdrew. The Company is considering the amount of interest it will take up from the party that wishes to withdraw. Prospects and leads are identified in the vicinity of the Rakaia River, and will be the focus of ongoing evaluation to identify a prospect for drilling before the end of the permit term in August 2007. The Salmon structure may extend into the adjacent PEP 38258.

New Zealand Permit PEP 38258 (75%); Onshore/Offshore Canterbury
This permit was granted to the Company and an associated company, Durum Energy (New Zealand) Limited, on August 18, 2003. Work commitments for the first two permit years consist of seismic reprocessing and reinterpretation. Several prospects and leads were identified on the extensive existing seismic data obtained by previous holders of permits over this area. These include Schooner, Corvette and Frigate, this latter being relatively near shore in relatively shallow water. The onshore Salmon structure appears likely to lie partly within the onshore area of PEP 38258.

New Zealand, East Coast Basin, North Island

New Zealand Permit PEP 38330 (44.23%)

A permit variation was applied for, and was accepted, whereby the participants reprocessed certain existing seismic, and conducted seismic field trials prior to April 2004, and considered whether or not to subsequently acquire new seismic data. Several exploration targets are identified in the Tolaga Bay area; but all are likely to require further seismic surveys before a decision to drill is made. A well is targeted for drilling before the end of the permit term in July 2006.

New Zealand Permits PEPs 38328 & 38332 (0%)
These permits did not require the Company to incur minimum exploration expenditures for the 2003 fiscal year. The Company and its joint venture participant agreed, during the period, to relinquish these permits as on the basis of the work to date they are not presently considered to be prospective.

New Zealand, Taranaki Basin, North Island

New Zealand Permit PEP 38480 (75%); Offshore Taranaki
In February 2003 the Company undertook a 2D seismic program to detail prospects in the permit area. Specialised processing and interpretation of the 2003 seismic and other data over the Orca and Humpback Prospects are the focus of ongoing work.

New Zealand Permit PEP 38716 (42.40%)
During 2003, the Company completed the purchase of a further 28.34% interest in the permit. The Huinga-1B well was commenced in April 2002, and later suspended. This well must be completed for production or plugged before the end of the second permit term (January 2006). The main prospects remaining in the permit are Makino (Tariki Sands level), the Oru/Wingrove Prospect, and Huinga-1B itself, where oil was flowed, although engineering problems precluded definitive assessment. The Company now operates the permit, and intends to complete the geotechnical studies deemed appropriate to justify a target to be drilled before the end of the permit term in January 2006.

New Zealand Permit PEP 38718 (10%)
The Company acquired a 10% interest in the permit in September 2003. Permit work obligations to the government to December 2003 were to acquire new seismic, or deepen Tuihu-1, and commit to further geological and geophysical work to be completed by 1 December 2005, or surrender the permit. The joint venture agreed to deepen Tuihu-1 and Tuihu-1A was drilled to 4845m during the year, but was plugged and abandoned in late October as a dry hole.

New Zealand Permit PEP 38738 (33.5%)
This permit was originally granted on January 15, 2000 and was acquired by the Company in October 2002, in return for the grant of a 25% net profit royalty. In September 2003 the Company purchased the net profit royalty back. As a result of a reorganisation of the net profit royalties, the Company now holds a 6.25% net profit royalty on gross production that is to be met by one of the other permit participants. At report date, an agreement to cancel the royality in return for further equity in the permit is being negotiated.

In May 2003, the participants re-entered the Cheal-1 well, originally drilled in 1995, which at that time had tested oil and gas from a shallow secondary target. A test of the Cheal-1 well in July 2003 flowed gas at rates up to 4.5 mmscfd in a one day test period. Further testing was deferred until suitable production test equipment was installed. Extended flow testing commenced in October, in order to establish developable reserves. Analysis of the test results indicates that this well is only accessing gas and oil reserves from within a few hundred metres of the wellbore. Oil reserves could not be estimated conventionally, despite steady oil production during the test. A means of selling or disposing the gas will now be sought in order to enable long term oil production to continue.

The Cheal-A3X well spudded in April 2004. This well was deviated 500m north from the existing Cheal-1 site to intersect both the Urenui and the deeper Mt Messenger sandstones. A decision to flow-test both these intervals was made, on the basis of information acquired during drilling. This flow-test program commenced in June 2004.

The Company is currently negotiating to fund drilling of the deep gas well Cardiff-2 in this permit area – refer discussion at Item 4.A.4 – Important Events/Company History.

New Zealand Permit PEP 38741 (30%)
The Company has completed a 3D seismic survey over PEP 38741 and the adjacent permit areas. The

Honeysuckle-1 well spudded on June 15, 2004, and is to be drilled to 1700m (5,500 feet) to test Mt Messenger targets mapped from the 2003 3D seismic survey.

New Zealand Permit PEP 38746 (50%)
The Bluff-1 exploration well was drilled in October 2003 but was unsuccessful.

New Zealand Permit PEP 38748 (25%)
This permit was granted on August 8, 2002, with an interest to the Company of 37.5% . The Company transferred 12.5% to one of the current JV participants during the 1st quarter of 2003. An application to extend the area of this permit to encompass adjoining areas previously covered by PEP 38723 was approved by the Government, on February 13, 2003. On September 1, 2003, from the Company to another of the JV parties.

The Company and its other joint venture participants acquired the Kaimata 3D seismic survey data over the entire permit in early 2003, and have identified a number of potential drilling targets from this data. No drilling commitment is required in the second year of the permit, but at least one exploration well is expected to be drilled in 2004.

New Zealand Permit PEP 38753 (30%)
This permit was granted on August 8, 2002. Seismic reprocessing and interpretation was completed in early 2003 as precursor work to the drilling of an exploration well. The Wawiri-1 exploration well was drilled in September 2003 but was unsuccessful.

In May 2003, the Company reduced its interest from 50% to 30% by a farm-out to Krystal Corporation – see Item 4.A.4 – Important Events/Company History.

New Zealand Permit PEP 38765 (previously PPP 38761) (27.5%)
The Company completed the Kaimata 3D seismic survey over PPP 38761 and adjacent areas in early 2003. The term for PPP 38761 was set as the earlier of one year after grant or the closing of bids for acreage which includes the area covered by this permit. Such bids were invited; the closing date for which was October 31, 2003, so PPP 38761 expired on that date. The same joint venture participants submitted a bid for this acreage which was successful, and the resultant permit was granted on February 4, 2004 as PEP 38765. The Miromiro-1 exploration well is scheduled for drilling in PEP 38765 in late 2004.

New Zealand Permit PEP 38766 (25%)
This permit was granted on February 4, 2004 for an initial five year term.

New Zealand Permit PEP 38768 (50%)
This permit was granted on February 4, 2004 for an initial five year term.

Australia

Offshore exploration permits granted in Australia provide for the right to explore for petroleum within Australia's territorial waters for an initial term of six years. Exploration permits are generally renewable for a five-year term over a permit area of approximately one-half of the remaining area at each renewal. In order to maintain an exploration permit, the permittee must undertake an exploration work program prescribed by the authorities. The authorities may grant the permittee the right to suspend the committed work programs for a permit and to apply for an extensions or reductions of such work programs for any particular year. Any production permits granted before July 30,1998 will be for a term of 21 years from the date of issue, renewable for a further 21 years whilst production permits granted after July 30, 1998 will be for an indefinite term. Upon the finding of petroleum the holder of an exploration permit may apply for a production licence. In addition to general Australian taxation provisions, most offshore production projects, including future production permits granted over the Company's exploration permits, will be subject to a tax assessment under the Petroleum Resource Rent Tax Assessment Act 1987. Any tax payable at the rate of 40% on a project's net income after deduction of allowable project and exploration expenditures, with eligible undeducted exploration expenditures compounded forward at the Long-Term Bond Rate ("LTBR") plus 1.15 and eligible project expenditures at LTBR plus 1.05. The Company is not required to lodge a performance bond to ensure the completion of it's obligations under the exploration permits, however there is an obligation to ensure activities performed under a permit, maintained as directed by the authorities from time to time. Further, in the event that the permit holder(s) do not satisfy the regulatory agency that they have met the performance obligations of the committed work program (or such variation as may have been agreed with the regulatory agency), the regulatory authorities have the power to cancel the permit.

Offshore Permits AC/P 19 and AC/P 31 (100%); Timor Sea
These permits are adjacent and operated in conjunction with each other. The Company was required to drill one exploration well in AC/P 19 by December 29, 2003. This was not done, however, both the Ursa and Dorado Prospects are ready for drilling. A variation to the permit was sought and granted to allow the Company an extension until July 29, 2004 to drill a well, due to the lack of availability of a suitable drilling rig. AC/P 31 required the acquisition of a minimum of 40 kms of new 2D seismic in Years 3 and 4, ending September 2003. This was not completed, but purchase of data was offered instead and a deferral of the seismic commitment until July 2004 was sought. The Regulator has rejected the Company's application and the Company has appealed that decision. At the time of this Filing, no determination of this appeal has been reached by the regulatory agency.

Offshore Permit AC/P 26 (50%); Timor Sea
The Company's share of the committed work program for the 2003 fiscal year did not require any expenditures to be incurred. The company decided to withdraw from this permit in June 2004, but retains the option to participate at 20% contributing and beneficial interest level in the Anson West prospect if it is drilled within 2 years of the Company's withdrawal.

Papua New Guinea

Petroleum Prospecting Licences in Papua New Guinea are granted for a standard 6-year term, on the basis of an acceptable program of work. If the permit holder(s) do not satisfy the regulatory agency that they have met the performance obligations of the committed work program (or such variation as may have been agreed with the regulatory agency), the government has the power to cancel the permit, and to require forfeiture of a licence bond of Kina 100,000 (3.89 Kina = approx $1). A Petroleum Prospecting Licence awards the exclusive right to explore for petroleum for an initial six year term, extendable for a further five year term over 50% of the original area, and the exclusive right to enter into a production agreement upon a discovery. A production agreement provides the right to produce any oil and gas discovered for a period of up to 25 years from discovery, extendable for a further period of not more than 20 years, subject to a maximum 22.5% participating interest that can be acquired by the Government of Papua New Guinea, which includes a two per cent participating interest that can be acquired by the affected project area landowners and the affected Local Level Governement.

Papua New Guinea Licence PPL 192 (60%) and 215 (80%); Onshore Papuan Basin
These two permits were relinquished and replaced by PPL 235 in August 2003.

Papua New Guinea Licence PPL 235 (100%); Onshore Papuan Basin
The Company was awarded this permit in August 2003. PPL 235 covers most of the prospective part of the acreage previously held under PPL 192 and PPL 215.

The initial work stage of PPL 235 is to drill an exploration well within the first two years of the licence. A tested well will cost approximately US$10,000,000, and funding arrangements for this well will be made by farm-in or other avenues of financing. The Douglas Prospect is ready for drilling. In the event of discovery, it is located near a navigable river system suitable for import of necessary hardware and export of oil. Other prospects are identified, which would likely be drilled if the Douglas well is successful.

Papua New Guinea Licences PRLs 4 & 5 (7.5%)
Gas-condensate discoveries have been established by the Elevala-1, Ketu-1 and Stanley-1 gas-condensate discovery wellswithin these retention licences. The joint venture is considering various options to develop the Elevala discovery, including gas-to-liquids conversion and condensate stripping/ gas re-injection. These would take advantage of infrastructure including logging roads and navigable river, to export condensate, gasoline or other liquid products to market. Should such studies indicate likely commercial viability, an Elevala-2 well will be considered for drilling in 2005.

Papua New Guinea Licence PPL 228 (10%)

The Amdi structure has been mapped as having major oil trapping potential. The PPL 228 joint venture lodged a top file application for a permit over a similar area, in July 2003. This is presently under consideration by the regulatory agency. If APPL 247 is successful in award of a licence, PPL 228 will be relinquished.

ITEM 5.                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis is management's opinion of the Company's historical financial and operating results and should be read in conjunction with the audited consolidated financial statements of the Company (see Item 17) for the years ended December 31, 2003, 2002, and 2001, together with the notes related thereto. The financial statements have been prepared in accordance with Canadian GAAP, and a reconciliation to US GAAP is provided in Note 17 to the financial statements, under Item 17. All dollar values are expressed in U.S. dollars, unless otherwise stated. All references to daily production are before royalty, unless stated otherwise.

A.                Operating Results

Summary

The Registrant is in the exploration and evaluation stage on the majority of its oil and gas properties. The Registrant has experienced net income in the fiscal period to December 2001, (2001; net income of $1,108,799) but reported a loss for the 2002 year (2002; loss of $2,826,770). The 2003 fiscal period reported a net income of $47,616 (under US GAAP – loss of $318,070). Total losses incurred from incorporation to December 31, 2003 were $11,326,461 (under US GAAP –total losses of $14,241,559).

Discussion of Material Changes

Production revenues and costs

Gross oil production revenue from the Company's 5% interest in New Zealand production permit PMP 38148 was $138,482 for the year ended December 31, 2003 compared to $1,811,929 (includes Goldie-1 revenue) for the year ended December 31, 2002 (2001; $3,733,298). The Company sold its interest in PMP 38148 in September 2003 with an effective date July 1, 2003. As a result there is no PMP 38148 oil revenue from July 1, 2003. Production from the Goldie-1 oil discovery was also "shut-in" as from August 30, 2002, and this is the other reason for the decrease in revenues. Additionally, PEP 38736 and PEP 38738 had oil sales of $20,630 in 2003 (2002- $11,213) from "test" production.

Sales volumes have decreased from 85,358 barrels in 2002 to 5,792 barrels in 2003 (2001; 163,900 barrels) because of the shut-in and sale of interest. The average crude oil selling price increased from an average of US$21.47per barrel of oil (2002) to US$28.54 per barrel (2003) over the comparable period. Natural gas production revenues were $13,603 compared to $22,783 for 2002 (2001; $10,738).

Direct production costs and royalties were $94,675 versus $957,012 (2001; $1,021,776) and the Company realized net production revenues of $52,110 compared to $782,422 (2001; $2,455,931), subsequent to recording $25,930 (2002 - $106,491, 2001; $266,329) of depletion.

The reduction in net production revenue for the period was mainly due to Goldie-1 well shut-in from August 30, 2002 and the sale of interest in the PMP 38148 permit effective from July 1, 2003 (see Item 4.A.4 – Important Events/Company History).

The Company's gross profits are likely to be materially affected by any changes in exchange rates between (in particular) the US, Canadian and New Zealand dollars, in oil prices and in gas prices. See Item 3.D – Risk Factors – Oil and Gas Prices, Item 5.A.3 – Foreign Currency Fluctuations and Item 5.D – Trend Information.

Costs and Expenses

General and administrative expenses were $656,216 as compared to $634,353 for 2002 (2001; $735,624). The increase was mainly due to non-capitalised listing expenditure, an increase in Wages and Benefits along with a general increase in most other expenses. This was partially offset by an unrealized foreign exchange gain of $673,909 and an increase in cost recovery from joint ventures totaling $477,439. Administrative expenses included wages and benefits of $544,366, non-capitalized listing expenditure of $344,332 and Office and miscellaneous expenditure of $320,447. Additionally, Litigation Costs and Settlement expenditure in defending and finally settling the PMP 38148 ("Goldie") claim were incurred totaling $2,250,463. This was more than offset by the gain on sale of PMP 38148 of $3,896,306. Additionally, stock option compensation expenses were $143,312 as compared to $274,080 for 2002 (2001: Nil).

The 2003 results included Oil and Gas Properties write offs of $908,433 compared to write-offs in 2002 of $2,783,734 (2001 write off; $706,462). The write-offs on Oil and Gas Properties for the 2003 year were mainly due to various wells drilled in the 4th quarter being "plugged and abandoned". Details of those wells and permits adjustments are:

1.	Bluff-1 exploration well (PEP 38746) was plugged and abandoned in October 2003.
2.	Waiwiri-1 exploration well (PEP 38753) was plugged and abandoned in October 2003.
3.	Tuihu-1A exploration well (PEP 38718) was plugged and abandoned in October 2003.

Interest Income

These results included interest income earned on surplus cash balances of $57,624 (2002 - $29,518; 2001 -$94,954). Interest earned has increased in line with the increased balance of cash on deposit.

Interest expense

The Registrant finances its business primarily from the issuance of common shares and from the receipt of petroleum revenues. The Registrant has not previously effected any borrowing and has consequently not incurred any interest expense.

Capital Expenditure

Oil and Gas Property expenditure for the 2003 fiscal period amounted to $1,717,643 (2002; $2,470,865, 2001; $3,346,950). Detailed 2003 expenditure per permit may be obtained from Note 4 in the financial statements.

2.                 Inflation

The Registrant operates in New Zealand, Australia and Papua New Guinea, where inflation for the Registrant's operational costs has been at low levels in recent times – i.e. in the 2-5% range.

3.                Foreign Currency Fluctuations

The Registrant currently holds the majority of its cash reserves in NZ dollars and has in the past received the majority of its revenues from its Ngatoro field in US dollars, but incurs the majority of its expenses and its petroleum property expenditures in Australian and New Zealand dollars. During 2003 and subsequent to the reporting date, the value of both the Australian and New Zealand currencies has increased against the value of the US currency to the detriment of the Registrant during that period. NZD to US$ foreign exchange rates have changed by approximately 20% from January 1, 2003 to June 12, 2004 from 0.5252 to 0.6313. The Registrant does not currently hedge its exposure to currency rate changes, although it may choose to selectively hedge exposure to foreign currency exchange rate risk. Additionally, the Registrant has some expenses payable in US dollars and has a natural hedge by using its US dollar account. The Registrant, however, has no formal policy relating to the foregoing.

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

5.                Other

The Registrant is subject to changes in accounting standards. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which conform in all material respects with United States generally accepted accounting principles ("U.S. GAAP"). However there are some exceptions and these are detailed below.

a)	Liabilities

	i)	Prepaid gas revenue

As the non-interest bearing prepaid gas revenue is considered a loan under US GAAP, it should be recorded at its fair value at the time of issuance calculated based on the face value of the notes discounted by an imputed interest rate of 8% resulting in a debt discount of $688,282. The discount is amortized to interest expense over the term of the related debt using the effective interest rate method. For the year ended December 31, 2003, $46,966 of interest expenses should be charged against net loss of operations under US GAAP.

	ii)	Special Class shares

Under US GAAP, Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" requires that certain financial instruments that, under previous guidance, could be classified as equity or "mezzanine" equity to be classified as liabilities (or assets in some circumstances) in the statement of financial position. These financial instruments include the following freestanding instruments: a) Mandatorily redeemable instruments b) Financial instruments to repurchase an entity's own equity instruments c) Financial instruments embodying obligations that the issuer must or could choose to settle by issuing a variable number of its shares or other equity instruments based solely on (i) a fixed monetary amount known at inception or (ii) something other than changes in its own equity instruments. SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The standard also requires disclosure regarding the terms of those instruments and settlement alternatives. The Special Class shares have been classified as liability in accordance with SFAS 150.

Under US GAAP, Emerging Issues Task Force ("EITF") issue No. 00-27 requires the value of a beneficial conversion feature associated with convertible instruments to be recorded as a discount and to be amortized over the term of the related convertible instrument using the effective interest rate method. When a company issues a convertible instrument that is convertible into common stock the value of the beneficial conversion feature is computed by comparing the proceeds of the convertible instrument allocated to the common stock portion of the conversion option and the fair value at the commitment date of the common stock to be received by the holder upon conversion. Upon conversion of the underlying convertible instrument into common stock, the unamortized discount is recorded as interest expense.

For the convertible special class shares of the subsidiary issued during 2003, no beneficial conversion feature is recorded as the fair value of the common stock on the commitment date is less than the portion of proceeds of the convertible instrument allocated to the common stock of the conversion option.

Furthermore, under US GAAP, the carrying value of special class shares with a mandatory redemption feature of the subsidiary should reflect the redemption value of the shares at the end of the period. Consequently, the carrying value of the special class shares for US GAAP purposes should be increased by $5,732 with the same amount being charged as interest expense. Further details can be found in Item 17, Note 17.

b)	Stockholders' Equity

i)

Contributed Surplus

With respect to 2002 and subsequent years, the Company has adopted a fair value based method for determining the cost of all options for Canadian reporting purposes. This has resulted in a stock option compensation cost of $143,312 (2002: $274,080 ; 2001: $nil) being recorded in these financial statements for the 2003 year.

The Company, for purposes of US GAAP, follows Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees APB 25 to account for all stock options granted to employees. Under APB 25, the intrinsic value model is followed and compensation cost is recognized if the market price of the company's common shares exceeds the exercise price on the date of grant. During 2001 the Company repriced all outstanding options. The repriced options are accounted for under variable accounting and compensation cost is recognized for the difference between the exercise price and the market price of the common shares until such time as the options are exercised, expired or forfeited. During 2002 the Company granted 300,000 performance options to employees. No compensation cost has been recognized for these options as the performance criteria have not yet been met. Compensation cost will be recognized if and when the performance criteria are met, based on the excess of market price over exercise price at that date.

For non-employees for US GAAP and Canadian purposes, the Company uses the fair value model for determining stock option compensation cost of options granted. Both standards require that the options be revalued each period (and cumulative compensation cost adjusted accordingly) until earned. The additional compensation costs recognized under US GAAP resulted from revaluation of options granted prior to the adoption of the Canadian standard.

28

December 31,	2003	2002	2001

Contributed surplus under Canadian GAAP	417,392	274,080	-

Less compensation stock (Canadian GAAP)	(417,392)	(274,080)	-

Stock option compensation cost (recovery)
Employees	174,316	35,524	584,036
Non-employees	21,681	(69,921)	320,489
Common stock and warrant issuance expense	-	778,750	-
Cumulative historical adjustments	2,823,492	2,079,139	1,174,614
Debt discount on prepaid gas revenue	688,282
Compensation expense of new Series A
warrants	260,303	-	-

Additional paid-in capital under US GAAP	3,968,074	2,823,492	2,079,139

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

Expected dividend yield	0.00%
Expected price volatility	55.76%
Risk-free interest rate	2.96%
Expected life of option	0.67 years

Under US GAAP, the amendment to the terms of Series A warrants is considered a grant of new warrants. Consequently, $260,303 compensation expenses is recorded for this amendment. The compensation expenses were calculated using the Black Scholes pricing model with the following assumptions:

Expected dividend yield	0.00%
Expected price volatility	55.76%
Risk-free interest rate	1.28%
Expected life of option	1.04 years

ii)	Accumulated Deficit

The effects of 5 (a) and (b)(i) on accumulated deficit are as follows:

December 31,	2003	2002

Accumulated deficit under Canadian GAAP	(11,326,461)	(11,374,077)

Add back compensation stock (Canadian GAAP)	417,392	274,080

Stock option compensation cost (US GAAP)
Employees	(174,316)	(35,524)
Non-employees	(21,681)	69,921
Common stock and warrant placement expense	-	(778,750)
Accretion of debt discount	(46,966)	-
Compensation expense of new Series A warrants	(260,303)	-
Interest expense on the redemption value of
special class shares	(5,732)
	(11,418,067)	(11,844,350)
Cumulative historical adjustments
required under US GAAP	(2,823,492)	(2,079,139)

Accumulated deficit under U.S. GAAP	(14,241,559)	($ 13,923,489)

c)	Net Profit (Loss) for the Year

The following are the effects of 5 (a) and (b) on Net Income (Loss) for the 2003, 2002, and 2001 fiscal years:

December 31,	2003	2002	2001

Net profit (loss) for the year under
Canadian GAAP	47,616	(2,826,770)	1,108,799
Add back Canadian GAAP compensation cost	143,312	274,080	-
Stock Option compensation cost
Employees	(174,316)	(35,524)	(584,036)
Non-employees	(21,681)	69,921	(320,489)
Common stock and warrant issuance expense	-	(778,750)	--
Accretion of debt discount	(46,966)	-	-
Compensation expense of new Series A
warrants	(260,303)	-	-
Interest expense on the redemption value of
special class shares	(5,732)	-	-

Net profit (loss) for the year U.S. GAAP	(318,070)	(3,297,043)	204,274

d)	Statements of Cash Flows

Under US GAAP, the Prepaid Gas Revenue is considered a loan and thus should be reflected as a financing activity in the Statement of Cash Flows. As a result, the cash used in operating activities for the year ended December 31, 2003 should be increased by $1,258,033 to ($3,736,626) under US GAAP and the cash provided from financing activities should be increased by the same amount to $1,793,475 under US GAAP.

e)	Earnings (Loss) per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings/(loss) per share calculations for the 2003, 2002, and 2001 fiscal years:

December 31,	2003	2002	2001

Numerator, net profit(loss) for the year
under US GAAP	($318,070)	($3,297,043)	$204,274

Denominator: - Basic
Weighted average number of shares
under Canadian GAAP	7,739,324	6,869,461	6,489,324
Adjustment required under US GAAP	-	-	-
Weighted average number of shares
under US GAAP	7,739,324	6,869,461	6,489,324
Basic earnings(loss) per share under U.S. GAAP	($0.04)	($0.48)	$0.03

Denominator: - Diluted
Weighted average number of shares
under Canadian GAAP	7,739,324	6,869,461	6,680,384
Adjustment required under US GAAP	-	-	-
Weighted average number of shares
under US GAAP	7,739,324	6,869,461	6,680,384

Diluted earnings(loss) per share under U.S. GAAP	($0.04)	($0.48)	$0.03

Due to net losses incurred in 2003 and 2002, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive in those years.

f)	New Accounting Pronouncements

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB 51." The primary objectives of FIN No. 46 are to provide guidance on the identification of entities for which control is achieved through means other than voting rights (variable interest entities or "VIEs") and how to determine when and which business enterprise should consolidate the VIE. This new model for consolidation applies to an entity for which either: (1) the equity investors do not have a controlling financial interest; or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN No. 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. As amended in December 2003, the effective dates of FIN No. 46 for all non small business issuers are as follows: (a) For interests in special-purpose entities: periods ended after December 15, 2003; and (b) For all VIEs created before January 31, 2003: periods ending after December 15, 2004 (c) For all VIEs created after January 31, 2003, FIN 46 is applicable immediately. The December 2003 amendment of FIN No. 46 also includes transition provisions that govern how an SBI which previously adopted the pronouncement (as it was originally issued) must account for consolidated VIEs.

The implementation of this new standard is not expected to have a material effect on the Company's financial statements.

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

A ceiling test is applied to each cost center by comparing the net capitalized costs to the present value of the estimated future net revenues from production of proved reserves, net of the effects of future costs to develop and produce the proved reserves, plus the costs of unproved properties net of impairment. Any excess capitalized costs are written off to expense. The calculation of future net revenues is based upon prices, costs and regulations in effect at balance date.

The Company has included the asset retirement obligations in the capitalized cost of the full cost pool and included the related liability as a reduction of the carrying amount of the capitalized costs. The Company has also included in the calculation of the full-cost ceiling limitation the cash outflows that are needed to settle the recorded asset retirement obligations.

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

The Company had $25,930 of depletion relating to its proven properties and $908,433 of write downs relating to its unproven properties as of December 31, 2003.

Stock Options

The Company has recognized stock based compensation expense based on the following:

All stock option based awards granted on or after January 1, 2002 are measured and recognized in these consolidated financial statements using a fair value based method. Fair value is based using the Black-Scholes option-pricing model and the compensation cost is amortized over the vesting period. Compensation associated with unvested options is remeasured on each balance sheet date using the Black Scholes option pricing model.

The Company measures compensation expense for the options where there has been a substantive change or modification to such options on each balance sheet date.

This has resulted in a stock option compensation cost of $143,312 being recorded in these financial statements for the 2003 year. Further details are discussed in A. 5. b). above.

B.                Liquidity and Capital Resources

1.                Liquidity

In order to satisfy the required capital expenditures for the upcoming fiscal year, the Registrant will need to raise additional capital from outside sources, or to farm-out capital expenditures, or to reschedule and defer commitments. The Registrant relies on its ability to raise additional capital through the issuance of common shares, which has a dilutive effect on the Registrant's shareholders. It is uncertain whether the Registrant will be able to secure outside sources of capital in an amount that is sufficient for it to continue with its current operations on its permits. The Registrant has issued convertible notes (see Item 4.A.4 - Important Events/Company History) and has obtained a gas prepayment (see Item 4.A.4 - Important Events/Company History),which are forms of loan funding and the Regristrant may utilize loan funding as an alternative source of funding if this can be achieved in terms that are beneficial to the Registrant.

The Company had cash and short-term deposits of $2,234,287 at December 31, 2003 compared to $1,292,827 as of December 31, 2002 (2001; $3,282,007). Working capital as at December 31, 2003 was $1,767,967 versus $1,774,680 for December 31, 2002 (2001; $2,738,719).

The Company used cash of $2,478,593 in operating activities during the year ended December 31, 2003 compared to cash used in operating activities of $839,105 in 2002 (2001; cash provided of $2,282,702). $20,028 was used for purchases of property and equipment compared to $11,259 in 2002 (2001; $12,710) and $2,147,426 was expended on the Company's exploration activities versus $2,313,445 for the year ended December 31, 2002 (2001; $1,927,199).

Cash was provided by the sale of licences for $5,000,000 during the year ended December 31, 2003 compared to cash provided of $198,299 in 2002. Financing activities raised $535,442 for the year ended December 31, 2003 compared to $1,000,000 for 2002. Cash of $52,065 that was due from related parties was received compared to $23,670 that was paid to related parties in 2002 (2001: $51,443 received from related parties).

The net effect of the above noted transactions was an increase of cash of $941,460 for the year ended December 31, 2003 compared to a decrease of $1,989,180 for the comparable 2002 year (2001; increase of $394,236).

The audit report on the Registrant's December 31, 2003 financial statements recorded that there is substantial doubt regarding the ability of the Registrant to continue to meet all its future commitments in relation to the properties it holds.

On January 5, 2004 the Company successfully raised on the NZSX $5.2 million through the issuance of 4 million common shares (see Item 4.A.4 - Important Events/Company History). In addition, the Company issued on January 5, 2004, two convertible notes for $250,000 each (see Item 4.A.4 - Important Events/Company History). Since balance date, the Company has increased its cash reserves by approximately $5.7 million through the fund raising mentioned above. This has significantly increased the Company's cash balances to help fund its future commitments.

The Company and its joint venture participants in PEP 38736 agreed in January 2004 on the sale of gas from the Kahili gas-condensate field to NGC New Zealand Limited (see Item 4.A.4 - Important Events/Company History). It is the joint venture's intention that production will commence in third quarter 2004.

For fiscal 2004, the Registrant originally estimated that it would require cash of $7.5 million to carry on its operations. Due to farmout, relinquishment and other arrangements already made and work already completed as at June 12, 2004, that total has been revised for the remainder of fiscal 2004, to $1.8 million of required work obligations and $9 million of planned other work. Of this total of $10.8 million, the Registrant estimates that $1.8 million will be generated from existing cash available and revenue from operations, and the Registrant plans to raise the balance of $9 million by seeking farmout agreements with third parties or raising investment funds.

Subsequent to the end of the reporting period, the Registrant has met all permit commitments, either by direct funding or by farm-out of parts of its permit interests to third parties or extension of permit work program, except in relation to AC/P 31 in Australia, where it has not been granted an extension to the permit work program. This non-extension of AC/P 31 work program is currently subject to appeal by the Company. The

Registrant's working capital had been increased to approximately $6,498,948 at the end of March 2004.

2.                Capital Resources

The Registrant's capital resources have been comprised primarily of private investors, including members of management, who are either existing contacts of the Registrant's management or who come to the attention of the Registrant through personal and business contacts, financial institutions and other intermediaries. Conventional bank financing of exploration projects is generally unavailable to resource companies which are in the exploration stage, in the absence of significant producing properties that can be used as collateral. The Registrant's previously producing property (PMP 38148) has been of too small a scale to be used for such purpose. The Registrant's access to capital is always dependent upon general financial market conditions, especially those that pertain to venture capital situations such as oil and gas exploration companies.

At the end of the reporting period, the Registrant had binding agreements with subscribers to the New Zealand public offer, and with GRIL for issue of two convertible notes respecting additional financing. After the end of the reporting period, the Registrant completed those agreements (see Item 4.A.4 – Important Events/Company History) and entered into a gas sales agreement with NGC (see Item 4.A.4 – Important Events/Company History).

As at the date of this Filing, the Registrant has no binding agreements with management, investors, shareholders or anyone else respecting additional financing.

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

3.                Capital Commitments

Plan of Operations

The Registrant is required to carry out the following significant work obligation projects by the following date(s):

Anticipated Total Work Obligation Before December 31, 2004
(As at 31 December 2003. Where marked as ‘completed', has been completed by June 12, 2004.)

Property	Description of Work	(US$)	Source of funds

Undeveloped
PEP 38256	Permit Maintenance	0	Working capital
PEP 38258	Seismic & Permit Maintenance	189,600	Working capital
PEP 38330	Seismic & Permit Maintenance	12,500	Working capital
PEP 38480	Permit Maintenance	0	Working capital
PEP 38716	Seismic (completed)	238,700	Working capital
PEP 38718	Permit Maintenance	0	Working Capital
PEP 38736	Permit Maintenance	21,300	Working capital
PEP 38738	Well (completed)	263,300	Working capital
PEP 38741	Seismic (completed) & Well	314,700	Working capital
PEP 38746	Permit Maintenance	36,300	Working capital
PEP 38748	Permit Maintenance	9,000	Working capital
PEP 38753	Permit Maintenance	26,600	Working capital
PEP 38765	Well	242,900	Working capital
PEP 38766	Permit Maintenance	9,000	Working capital
PEP 38768	Seismic & Permit Maintenance	81,800	Working capital
PRLs 4&5	Permit Maintenance	2,200	Working capital
AC/P 19	Well & Permit maintenance	5,996,000	Working capital
			and farm-out
AC/P 26	Permit Maintenance	37,500	Working capital
AC/P 31	Seismic (cancelled)	37,500	Working capital
PPL 235	Permit Maintenance	0	Working capital
PPL 228	Permit Maintenance	0	Working capital

Total Work Obligation Commitments		$7,518,900

These estimates have been revised as at June 12, 2004, and the amendments are as follows:

Property	Description of Work	(US$)	Source of Funds

Developed
PMP 38153	Maintenance	50,000	Working capital

Undeveloped
PEP 38256	Permit Maintenance	7,900	Working capital
PEP 38258	Seismic & Permit Maintenance	126,000	Working capital
PEP 38330	Permit Maintenance	59,200	Working capital
PEP 38480	Permit Maintenance	70,000	Working capital
PEP 38716	Permit Maintenance	75,600	Working capital
PEP 38718	Permit Maintenance	20,500	Working capital
PEP 38736	Seismic & Permit Maintenance	141,000	Working capital
PEP 38738	Production Testing	442,700	Working capital
PEP 38741	Well & Permit maintenance	232,400	Working capital
PEP 38746	Well & Permit maintenance	65,300	Working capital
			and farm-out
PEP 38748	Permit Maintenance	34,900	Working capital
PEP 38753	Well & Permit maintenance	30,600	Working capital
			and farm-out
PEP 38765	Well & Permit maintenance	284,300	Working capital
PEP 38766	Permit Maintenance	22,500	Working capital
PEP 38768	Permit Maintenance	63,300	Working capital
PRLs 4&5	Permit Maintenance	22,000	Working capital
AC/P 19	Well & Permit maintenance	30,000	Working capital
AC/P 26	Permit Relinquished	0	Not required
AC/P 31	Permit Maintenance	34,800	Working capital
PPL 235	Permit Maintenance	30,000	Working capital
PPL 228	Permit Maintenance	5,000	Working capital

Total Work Obligation Commitments		$1,848,000

In addition to the above required work programs, the Registrant is planning to carry out the following significant projects during fiscal 2004:

Anticipated Planned Work Before December 31, 2004
(As at June 9, 2004)

Property	Description of Work	(US$)	Source of funds
Developed
Undeveloped
PEP 38738	Cardiff-2 Drill, Complete and Test	9,000,000	"Farm-out" Partner

Total Planned	Program	$ 9,000,000

The projects completed to date from the above programs are drilling of Cheal A3X and some permit and seismic work ($856,600) funded from working capital. The ACP/19 estimate has reduced to permit maintenance, as the intention is to farm out 100% of any well expenditure. PEP 38738 production testing is in progress as at the date of this report. Kahili-1B development will be funded by the gas purchaser and will require approximately $50,000 in G & A costs to be funded by the Registrant.

In addition to the above significant expenditures planned subsequent to June 2004, the Registrant anticipates various minor expenditures on geology and geophysics desk and field studies in various permits, which will total approximately $200,000 for fiscal 2004 and will be funded from working capital and/or farmout.

For the 5 months to May 31, 2004, the Registrant has successfully funded its projects from fundraisings, working capital, production revenues and/or farmout. The Registrant intends to continue to investigate the possibility of funding expenditure through farmouts to other exploration companies and/or by raising additional capital by private placement or public investment. If such funding does not become available as appropriate, the Registrant intends to seek deferral of projects until such time as funding is available. If none of these options are possible, the Registrant would then be required to relinquish certain properties.

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

There has been no Oil production and sales in the current fiscal year (2004). Oil prices and closing exchange rates for the months subsequent to December 31, 2003 are:

Month	Production (bbl)	Sales (bbl)	Oil price (US$/bbl)	Revenue (US$'000)	Exchange (NZ$/US$)
January 04	-	-	32.40	-	0.6702
February 04	-	-	35.43	-	0.6876
March 04	-	-	35.03	-	0.6575
April 04	-	-	36.63	-	0.6233
May 04	-	-	39.15	-	0.6319

E.                Off-Balance Sheet Arrangements

The Company has off-balance arrangements in the form of "farm-in" arrangements, whereby a third party will take part share of a permit for a premium to recognize the work previously undertaken. This is one of the options that the Company's has available to meet the exploration permit commitments. See item 5.B.1. – Liquidity.

Only one such material "farm-in" arrangement was in effect during the reporting period, relating to PEP 38738. The "farm-in" agreement was agreed March 5, 2003, whereby the current permit holders (Rata Energy Limited (a subsidiary of Austral Pacific Energy Ltd) and Cheal Petroleum Limited) jointly agreed to farm-out 16.5% to allow IRM (Malaysia) Inc. to obtain a 33% interest in PEP 38738 for a proportion of past costs and higher share of future drilling and testing costs for Cheal-1, Cheal-2 and Cheal-3 wells.

This "farm-in" arrangement has reduced the Company's current share of the expenditure required to meet the permit commitments in relation to this permit from approximately $225,000 to $80,000 in 2003, and will reduce the Company's expenditure for drilling of Cheal A3-X in the permit, in 2004.

F.                Tabular Disclosure of Contractual Obligations

As at December 31, 2003, the Company has the following commitments for Capital Expenditure:

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long Term Debt	-	-	-	-	-
Capital Lease Obligations	-	-	-	-	-

Operating Leases	19,641	19,641	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long Term Obligations (1)	17,549,517	7,514,900	10,034,617	-	-
Total Contractual Obligations	17,569,158	7,534,541	10,034,617	-	-

(1) The Other Long Term Obligations that the Company has are in respect to the Company's share of expected exploration permit obligations.

G.

[RESERVED]

ITEM 6.                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                Directors and senior management

The names, municipality of residence and position held of the directors and senior management of the Registrant are as follows:

Name	Residence	Position Held

David Newman [1] [3] [7]	Wellington,	Chairman of the Board, Director
New Zealand

Ronald Bertuzzi [12]	Vancouver	Director
B.C., Canada

Bernhard Zinkhofer [12]	Richmond,	Director, (Past Interim) Chairman of the Board [8]
B.C., Canada

Garth Johnson [1] [2]	Vancouver,	Director
B.C., Canada

Peter Tapper [1] [3]	Wellington,	Director
New Zealand

David McDonald [6]	Vancouver,	Former Chairman of the Board, Director
B.C., Canada

Drew Cadenhead [5]	Calgary	Former Director
Alberta, Canada

Dr. David Bennett	Wellington,	President, Chairman of the Board [9],
	New Zealand	Chief Executive Officer, Director [4]

Jeanette Watson	Wellington,	Corporate Secretary
New Zealand

Jenni Lean	Wellington,	Commercial Manager
New Zealand

Dr. Terry Russell [10]	Wellington,	Exploration Manager
New Zealand

Nigel Robinson [11]	Wellington,	Chief Financial Officer
New Zealand
36

[1]	Current member of audit committee
[2]	Appointed May 28, 2003 and appointed to audit committee on June 20, 2003.
[3]	Appointed September 26, 2003 and appointed to audit committee on November 14, 2003.
[4]	Resigned from Board September 26, 2003
[5]	Appointed October 17, 2002 and resigned March 24, 2003.
[6]	Resigned June 19, 2003.
[7]	Elected Chairman on September 26, 2003.
[8]	Elected interim Chairman on June 23,2003 and replaced September 26, 2003.
[9]]	Elected Chairman on June 20, 2003 and resigned June 23, 2003.
{10}	Employed as Exploration Manager on February 1, 2003.
[11]	Appointed Chief Financial Officer on December 1, 2003.
[12]	Resigned from the audit committee November 14, 2003.

Mr. David Newman

Mr. Newman was appointed to the Board in September 2003. Mr. Newman retired as Chief Executive Officer of the Institute of Directors in New Zealand in March 2004 after 6 years. He previously had a 22 year career with British Petroleum, culminating in four years as Chief Executive and Managing Director of BP New Zealand Limited (1990 - 1994). Mr. Newman's current directorships include Chairman of Finmedia Limited and of Wellington International Airport Limited, and Deputy Chairman of Infratil Limited. Mr. Newman's past directorships have included Chairman of Norwich Union and State Insurance Group in New Zealand, Chairman of the NZ Refining Company Limited, member of the advisory board of BP Australia, and a director of New Zealand Post Limited. Mr. Newman is a Chartered Accountant, who resides in the Wellington region of New Zealand.

Mr. Peter Tapper

Mr. Tapper was appointed to the Board in September 2003. Mr. Tapper has an honours degree in Civil Engineering from the University of Auckland, New Zealand and has had a career in the oil and gas industry, working for Royal Dutch Shell for 34 years (1956-1990). His career included a large number of overseas postings, working in Holland, Brunei, Indonesia, USA, Qatar, UK and Australia, and he is widely recognised for his extensive experience and expertise in offshore and large condensate fields. While employed by Shell, Mr. Tapper held senior management positions, which included Deputy Managing Director (and Technical Director) of Shell Brunei, and (on secondment from Shell) Executive General Manager of Woodside Offshore Petroleum (the operator of the North West Shelf Project, a joint venture between Shell, BP Chevron, BHP, Mitsubishi and Mitsui, and Woodside). Mr. Tapper's past directorships have included Dawson Group, and Chairman of Coplex Resources Limited. He is a Trustee of the Dilworth Board, a Fellow of the Institute of Engineers (Aust), a Fellow of the Institute of Petroleum (UK), a Chartered Engineer (UK) and a Member of the Institute of Professional Engineers of New Zealand. Mr. Tapper resides in Auckland, New Zealand.

Mr. Ronald Bertuzzi

Mr. Bertuzzi was a member of the board of directors from October 2, 1992 to October 30, 1996 and was reappointed in March 1998. Mr. Bertuzzi received a Bachelor of Economics from the University of British Columbia in 1965 and has worked in the medical sales and product development industries since that time. He has recently retired but for the 10 years previous, Mr. Bertuzzi was a sales manager with El Rad Services of Vancouver, British Columbia, Canada.

Mr. Bertuzzi is a past member of the board and a past president of Gondwana Energy Ltd. and is a past member of the board of AMG Oil Ltd. AMG and Gondwana are affiliated with the Company by virtue of having certain principal shareholders in common. Mr Bertuzzi resides in Vancouver, Canada.

Mr. Bernhard J. Zinkhofer

Mr. Zinkhofer was appointed to the board of directors in March, 2001 after serving the Company for a number of years as legal counsel. Mr. Zinkhofer was educated at the universities of Calgary (B.Comm-1977) and Victoria (LL.B-1983) in Canada and is accredited as a Chartered Accountant (1980) and as a lawyer (1984). He has practised law as a partner at the Canadian law firm of Lang Michener LLP in their Vancouver, British Columbia office since 1992.

Mr. Zinkhofer has served as a director of two companies affiliated with the Company, namely Trans-Orient Petroleum Ltd (1997-2003), and TAG Oil Ltd. (previously called Durum Cons. Energy Corp.) (1997 – 2003). Mr. Zinkhofer also serves or has served on the boards of several other private and public companies in North America - Strategic Technologies Inc. (1995 to present), Helijet International Corp. (1996 to present), Foran

Mining Corp. (1997 – 2000), Caliente Capital Corp. (1999 – 2003), Verida Internet Corp. (1999 – 2001) and Arrabbiata Capital Corp. (2002 to present). Mr Zinkhofer resides in Richmond, Canada.

Mr.Garth Johnson

Mr. Johnson was appointed as a director of the Company in May 2003. Mr. Johnson has been employed by an affiliate of the Company, TAG Oil Ltd, since 1997 as its corporate accountant and became its Chief Financial Officer in 2000 and a director in 2001. Mr. Johnson has been engaged in the administration of private and public companies since 1995 and is a Certified General Accountant.

Mr. Johnson serves as CFO, Corporate Secretary and a director of certain affiliates of the Company, namely Trans-Orient Petroleum Ltd., and TAG Oil Ltd., and is a former Treasurer and Corporate Secretary of Gondwana Energy Ltd. He is an employee of DLJ Management Ltd. which company provides administration services to the Company. Mr. Johnson resides in Vancouver, Canada.

Mr. David McDonald (former Non-Executive Chairman)

Mr. McDonald was a member of the board of directors and was Non Executive Chairman from February 2000 until his retirement from the board at age 71 on June 19, 2003.

Dr. David Bennett

Dr. Bennett has over 35 years exploration experience, together with various research posts. He joined the Company in 1996, subsequently becoming Chief Executive Officer, President and a director in October 1996. Prior to joining the Company, Dr. Bennett was exploration manager for New Zealand Oil and Gas Limited (NZOG) from 1982 to 1994. During this time NZOG discovered the Kupe South gas-condensate field in 1986, and the Ngatoro oil field in 1991. Under his leadership, Austral purchased a share of the Ngatoro field in 1996, sole risked the Goldie oil discovery in early 2001, and re-entered the Cheal gas discovery and drilled the Kahili gas discovery in late 2002. Dr. Bennett resides in Wellington, New Zealand.

Dr. Bennett formerly served on the boards of three companies affiliated with the Company, namely Trans-Orient Petroleum Ltd, AMG Oil Ltd. and TAG Oil Ltd. (previously called Durum Cons. Energy Corp.) He accommodated the addition of Messrs Newman and Tapper to the Board by resigning as a director of the Company in September 2003 but remains its President. He has been re-nominated to the Board at the next shareholders' meeting (to be held in late June 2004). Dr. Bennett's spouse, Ms Jenni Lean is also employed by the Company as Commercial Manager.

Ms Jeanette Watson

Ms. Watson was appointed as Company Secretary in 2000. Ms Watson has a B.Sc. (Geology) and an LLB from Victoria University in Wellington, New Zealand and is qualified as a lawyer. She has practised commercial and corporate law (1986 to 1989 and 1992 to 2000) at Rudd Watts & Stone (now called Minter Ellison Rudd Watts) at their Wellington office, and in the United Kingdom, at Slaughter and May (from 1989 to 1991). Ms Watson spends approximately 40% of her total work time on behalf of the Registrant.

Dr. Terry Russell

Dr. Russell has a B.Sc (Hons) from Victoria University in Wellington, New Zealand and a PhD from the University of New England, New South Wales. He has over 25 years experience in oil and gas exploration, principally working with junior oil explorers. Dr. Russell joined the Registrant as Exploration Manager in 2002. Prior to joining the Company, he most recently worked for the Australian-based Bligh Oil & Minerals NL where he was responsible for managing Bligh's operated and non-operated permits in New Zealand and Tunisia. Dr. Russell has worked on exploration and/or development projects in New Zealand, Australia, the United States, Argentina and Tunisia. He has extensive experience in the development of exploration plays and prospect generation; seismic and drilling operations; and government liaison, project and joint venture management.

Ms Jenni Lean

Ms Lean has a B.Sc. and MBA from Victoria University in Wellington, New Zealand. She has experience as a computer programmer at the Australian National University in Canberra, taught mathematics and science in Wellington and has worked in the strategic planning division at New Zealand's government science research body. She has been Executive Officer for New Zealand's rural consultants body and an integral part of a forestry trading group in New Zealand. Since 1995 she has been involved with the Registrant as part of the senior management team, latterly as Commercial Manager. Ms Lean's spouse, Dr. Bennett, is the Company's Chief Executive Officer.

Mr. Nigel Robinson

Mr. Robinson has a B.Com (Accounting) from Otago University in Dunedin, New Zealand and is a Chartered Accountant member of the Institute of Chartered Accountants of New Zealand. He joined the Company in September 2003 and was appointed Chief Financial Officer December 1, 2003. He has expertise in corporate reporting/accounting and business processes. Mr. Robinson has been a fishery officer, investigating accountant for the Ministry of Agriculture and Fisheries, assistant financial accountant, internal auditor, general accounting manager and external auditor. He has been involved in the down stream operations of the oil industry with roles as internal auditor and general accounting manager with Caltex New Zealand Limited, a Chevron/Texaco subsidiary.

Events Subsequent to December 31, 2003

On April 23, 2004, Mr. Newman, Mr. Johnson and Dr. Bennett were appointed to the Registrant's remuneration committee.

Indemnification of Directors and Officers

The Registrant has taken out liability insurance to cover Directors and Officers in the performance of their duties.

To date, no agreements to contractually provide indemnities have been executed or delivered.

B.                Compensation

The following table sets forth the aggregate compensation paid by the Company for services rendered during the last full financial year indicated, reported as at December 31, 2003:

SUMMARY COMPENSATION TABLE

Name and						Beneficial
	Compensation		Securities Under Option			Ownership [4]
Position with Company	Salary	Other	Number of	Exercise	Expiry Date		%
	(US$)	(US$)	Options	Price		Number	Owned

Dr. David Bennett,	$197,165	$Nil [1]	400,000	$1.00[2]	Jul 6, 2005	846,768	6.59%
President, Chief			200,000	$1.00[3]	Jul 6, 2005	[12]
Executive Officer			300,000	$1.00[7]	Oct 15, 2007

David Newman
Chairman, Director	$Nil	$8,100	25,000	$1.25[8]	Oct 15,2008	[11]

David McDonald
Chairman, Director	$Nil	$4,817	100,000	$1.25	[10]	[11]

Ronald Bertuzzi
Director	$Nil	$1,150	50,000	$1.25[2]	Jul 6, 2005	55,858	0.43%

Bernhard Zinkhofer
Director	$Nil	$Nil[13]	75,000	$1.25[2]	Mar 26, 2006	[11]

Drew Cadenhead
Director	$Nil	$432	100,000	$0.90	[6]	[Nil]

Garth Johnson
Director	$Nil	$287[9]	10,000	$1.25[2]	Jul 6, 2005	[11]

Peter Tapper
Director	$Nil	$6,200	25,000	$1.25[8]	Oct 15,2008	[11]

Jeanette Watson
Corporate Secretary	$Nil	$68,362[5]	10,000	$1.25[4]	Mar 26, 2006	[11]

Dr. Terry Russell
Exploration Manager	$136,962	$Nil	10,000	$1.25	Oct 15, 2007	[11]

Nigel Robinson
Chief Financial Officer	$13,703	$Nil	Nil			Nil

Jenni Lean
Commercial Manager	$Nil	$111,634	150,000	$1.00[2]	Jul 6, 2005	846,768	6.59%
		[1][5]				[12]

[1]
David Bennett and Jenni Lean, via the DJ and JM Bennett Family Trust, own the building in which the Registrant's New Zealand offices are located. During the year, the Registrant paid $32,741 in office rental costs for the use of the building.

[2]	Stock Options vest over a period of 18 months
[3]	Stock Options not subject to vesting provisions
[4]
Common shares and common shares under vested options or exercisable warrants held directly or indirectly by directors or officers of the Registrant, as at June 17, 2004. Percentage calculated as a percentage of common shares issued.

[5]	Ms Lean and Ms Watson are contractors to the Company, not employees, and therefore do not receive salary payments.
[6]	Mr. Cadenhead resigned as a director from March 24, 2003, so his options lapsed on May 8, 2003.
[7]	Vesting of Stock Options subject to performance measurement.
[8]	Options were granted on October 15, 2003, under substantially the same terms as the vesting options agreement of July 6, 2000, except that all vestings were accelerated to be completed by April 15, 2005.
[9]	In fiscal 2003, DLJ Management Ltd., a financial services firm of which Mr. Johnson is an employee, performed financial services for the Company and was paid $9,454 in fees for such services.
[10]	Mr. McDonald resigned as a director from June 19, 2003, so his options lapsed on August 3, 2003.
[11]	Common shares and common shares under vested options or exercisable warrants beneficially owned is less than one percent of total common shares.
[12]	David Bennett and Jenni Lean are spouses, so each individual's options and shareholdings are aggregated with the other's in calculating beneficial holdings.
[13]	In fiscal 2003, Lang Michener LLP, the law firm in which Mr. Zinkhofer is a partner, performed legal services for the Company, and was paid $95,980 in fees for such services.

Each Stock Option disclosed gives a right, when vested, to call for a common share. No purchase price was paid for any option.

Compensation of Directors

In 2003, the independent directors of the Company were entitled to receive Cdn$200 per meeting cash compensation for services rendered in their capacity as directors of the Company, and the Chairman US$10,000 per year. From September 2003, the Chairman (if non-executive) receives US$25,000 per year, the chairman of the audit committee receives US$20,000 per year and each other non-executive director (except Mr. Zinkhofer, who invoices time charges in lieu) receives US$5000 to US$7,500 per year.

In April 2004, the Board of directors established a remuneration committee, consisting of Mr. Newman (Committee Chair), Mr. Johnson and Dr. Bennett, to review and recommend to the Board on matters relating to compensation of directors and management.

510,000 options lapsed during fiscal 2003, without exercise, due to cessation of involvement with the Company.

There were no directors' or senior officers' options exercised in the years ended December 31, 2003 and 2002.

Options Granted During the Year

On October 15, 2003, the Registrant issued a further 50,000 options to its new directors, without purchase price, as follows:

Name	Shares Underlying the Option	Exercise Price	Expiry Date
David Newman	25,000	$1.25	Oct 15, 2008
Peter Tapper	25,000	$1.25	Oct 15, 2008

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

Name	Period served in position
(as at June 12, 2004)

David Newman [1]	9 months
Ronald Bertuzzi	6 years
Bernhard Zinkhofer	3 years
Garth Johnson [1]	1 year
Peter Tapper [1]	9 months

Dr. David Bennett	8 years
Jeanette Watson	4 years
Jenni Lean	8 years
Dr. Terry Russell	1 year
Nigel Robinson	9 months

[1] Member of the Audit Committee

2.	Directors' service contracts

No director has a contract that provides for any benefits upon termination of his/her service as a director.

In January 2002, the Company entered into a management agreement with a subsidiary, Austral Pacific Energy (NZ) Limited, which has an employment agreement with Dr. David Bennett, to manage all the Company's operations and its affiliates, including providing to the Company the services of Dr. Bennett as CEO and President. The severance terms of that employment agreement provide that, upon termination without cause, he will be paid two months severance for each year of service since October 1997 (limited to a maximum of 24 months' pay) and six months severance in lieu of equivalent notice.

3.

Audit and remuneration committees

List of Audit Committee members as at June 20, 2004:
     Peter Tapper
     David Newman
     Garth Johnson

List of Remuneration Committee members as at June 20, 2004:
     David Newman
     Garth Johnson
     David Bennett

D.                Employees

As of December 31, 2003, the Registrant employed nine people full time in its Wellington, New Zealand office. The persons employed in the Wellington office are the president / chief executive officer and eight persons occupied with technical support, company and joint venture accounting, financial reporting, and office management. In addition another one or two persons have been employed in the 2003 year on a part time basis to assist in administrative support.

In addition to the foregoing, the Registrant also receives technical and administrative services from a number of contractors and consultants.

E.                Share Ownership

Share ownership and stock options granted and outstanding to officers and directors of the Company are outlined in the table in Item 6.B - Compensation.

The Company has, in the past, had no defined plan for involving employees in the capital of the Company. The Company has, at the discretion of the board of directors, granted incentive stock options to its officers, directors, employees and consultants, for the purchase of shares in the Company. Stock options are in consideration for services and are non-transferable. The Board of Directors of the Company determined the exercise price. Such options granted have a maximum term of five years and terminate 45 days after the termination of employment or other contracting arrangement of the option holder. Vesting of options may be made at the time of granting of the options or over a period of up to 18 months as set out in each option agreement. Once approved and vested, options are exercisable at any time until expiry or termination as above.

TSX-V policies require that the Company establish a share option plan for the granting of options to employees and service providers, which plan requires shareholder approval. The Board of directors has adopted a plan and was presented to the annual general meeting of the shareholders (to be held in late June

2004) for approval. The Plan provides for the Board to issue non-assignable, non-transferable options, with a term of up to 5 years, terminating within 90 days after the optionee ceases to be associated with the Company, at an exercise price not less than the TSX-V specified Discounted Market Price, such options vesting over 3 years.

The Plan, if approved by majority vote at the annual general meeting, will be filed with the TSX-V for approval, and it is not anticipated that the Plan will not be acceptable to the TSX-V.

ITEM 7.                MAJOR SHAREHOLDERS AND RELATED TRANSACTIONS

A.                Major shareholders

1.                Beneficial Holders of More Than Five Percent of Outstanding Shares

To the knowledge of the Company, the only persons holding, directly or indirectly, five percent or more of the Registrant's Common Stock are listed below (as of June 1, 2004):

Owner	Number of	Percent
	Shares	of Class

Trans-Orient Petroleum Ltd.[1]	832,145[2]	6.47%

Alex Guidi	1,169,792[3]	9.10%

Peter Loretto	1,444,595[4]	11.28%

[1]
Trans-Orient Petroleum Ltd ("Trans-Orient") is a public company traded on the OTC Bulletin Board in the United States. Mr. Zinkhofer and Dr. Bennett (directors of the Company) are former directors of Trans-Orient. Mr. Johnson serves as CFO, Corporate Secretary and a director of Trans-Orient Petroleum Ltd.

[2]	Trans-Orient also holds 557,750 share purchase warrants and 836,845 Series "A" warrants to purchase common shares of the Company, at any time.

[3]	Mr. Guidi is a former director of the Company. Mr. Guidi holds, directly, warrants to purchase a further 512,000 common shares of the Company, all of which are available for exercise within 60 days.

[4]
Mr. Loretto is a former director of the Company. Mr. Loretto holds, directly, warrants to purchase a further 336,000 common shares of the Company, all of which are available for exercise within 60 days. Mr. Loretto is a principal shareholder of Trans-Orient and as such is also beneficially interested in all holdings disclosed in relation to Trans-Orient.

To the knowledge of the Company, there have been no significant changes in percentage share ownership held by any major shareholders, during the last three years. The Company's major shareholders do not have different voting rights.

2.                Host country shareholders

To the knowledge of the Company, 4,209,880 common shares are held by 1,050 registered shareholders in the United States representing 32.75 per cent of the total common shares outstanding as at June 1, 2004.

3.                Controlling shareholders

Mr. Peter Loretto, a resident of Canada, directly and via his controlling position in Trans-Orient Petroleum Ltd, controls an undiluted 17.75% shareholding in the Company.

To the knowledge of the Company, the Company is not directly or indirectly owned or controlled by another corporation, foreign government or person.

4.                Arrangements affecting shareholdings

To the knowledge of the Company, there have been no transfers of common shares of the Company which have materially affected control of the Company since the last Annual General Meeting of the Members of the Company held on June 17, 2003, and there are no other arrangements known to the Company the operation of which may at a subsequent date result in a change of control of the Company, except that Mr. Alex Guidi transferred his controlling shareholding in Trans-Orient Petroleum Ltd. to Mr. Peter Loretto in November 2003, thereby transferring control of a material portion of the Company to Mr. Loretto.

On June 18, 2003, a New Zealand subsidiary of the Company, Austral Pacific Energy (NZ) Limited, issued 1,500,000 Special Class shares in that company to certain private investors (see Item 4.A.4 – Important Events/Company History). Such shares confer no voting rights, but did confer the right to convert such shares to units in a proposed listing of and issue of common shares in that company on the NZSX. If the listing did not proceed, the subscription agreements provided the right to exchange such Special Class shares for common shares in the Company. Subsequently, the Company decided not to proceed with the listing of that subsidiary.

On November 12, 2003, each Special Class shareholder signed a conditional share exchange agreement which agreed to transfer to the Company all of the Special Class shares in exchange for the issuance of Units by the Company. Each Unit comprised one common share and half a share purchase warrant. The Special Class shares where exchanged for such Units in the Company on January 5, 2004, upon the listing of the Company on the TSX-V and the NZSX, at the rate of one common share for every 1.35 Special Class share resulting in the issuing of 1,111,123 common shares, and 555,569 warrants exercisable at a price of NZ$1.85 any time on or before January 5, 2005, which issuance did not result in a change in control of the Company.

B.                Related party transactions

In fiscal 2003, office rents of $32,741 were paid to the DJ & JM Bennett Family Trust controlled by Dr. David Bennett. These amounts were fair market payments.

The Company entered into an agreement with Trans-Orient Petroleum Ltd ("Trans-Orient") to acquire all of its participating interests in 13 oil and gas permits and licences effective January 1, 2000. See Item 4.A.5 –Principal Capital Expenditures.

In January 2002, the parties agreed to vary that agreement (see Item 4.A.5 – Principal Capital Expenditures) In December 2003, the parties agreed to further vary that agreement (see Item 4.A.5 – Principal Capital Expenditures).

One participant in the Company's oil and gas properties has directors, officers and/or principal shareholders in common with the Company. That participant is TAG Oil Ltd. (formerly called Durum Cons. Energy Corp.).

At December 31, 2003, the Company was owed $Nil (2002: $52,065) by certain public companies with directors, officers and/or principal shareholders in common with the Company (being AMG Oil Ltd., TAG Oil Ltd. (formerly called Durum Cons. Energy Corp.) and Gondwana Energy, Ltd.). As at June 9, 2004, the related party amounts outstanding totaled $Nil.

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

B.                Significant Changes

The Company announced on April 28, 2004 that it had signed a preliminary negotiation document with Genesis Power, a New Zealand State Owned Enterprise and the leading generator and retailer of electricity and gas in New Zealand, to enter into negotiations regarding an agreement to drill Cardiff-2, a deep gas well, in Petroleum Exploration Permit PEP 38738 in the onshore Taranaki Basin, New Zealand, as reported in Item 4.A.4 – Important Events/Company History.

On January 15, 2004 the Company announced that final agreements have been executed for the sale of gas from the Kahili gas-condensate field (PEP 38736) in the onshore Taranaki Basin, New Zealand, as reported in Item 4.A.4 – Important Events/Company History.

On January 2, 2004 the Company listed on the TSX-V. In conjunction with the TSX-V listing, the Company listed on the NZSX on January 5, 2004, raising approximately $5.2 million through the issuance of 4 million units as reported in Item 4.A.4 – Important Events/Company History.

On June 18, 2003, a private placement in one of the Registrant's New Zealand subsidiaries, Austral Pacific Energy (NZ) Limited (formerly Indo-Pacific Energy (NZ) Limited), was made by certain private investors for the issue of 1,500,000 Special Class shares in that company, for a total of NZ$1,500,000 (approx. US$943,525). With the listing on the TSX-V and NZSX, the Special Class shares in Austral Pacific Energy (NZ) Limited were exchanged for Units in the Company on January 5, 2004, as reported in Item 4.A.4 – Important Events/Company History.

On December 9, 2003 the Company announced that it had privately issued US $500,000 in unlisted convertible notes with Global Resource Investments Ltd , which transaction was completed on January 5, 2004, as reported in Item 4.A.4 – Important Events/Company History.

No other significant changes material to the business of the Company have occurred since the date of the annual financial statements.

ITEM 9.                THE OFFER AND LISTING

A.                Offer and Listing Details

1, 2 & 3. Not Applicable

4. Price History of the stock

Summary trading by year, in United States dollars per share, for the five most recently completed fiscal periods ending December 31, 2003:

Year	OTCBB	OTCBB	NZSX (5)	NZSX	TSX-V (6)	TSX-V
	High (1)	Low(2)	High	Low	High	Low

1999	6.41	1.55	-	-	No trades
2000	4.75	0.63	3.75	2.45	No trades
2001	2.75	0.71	1.55	1.55	No trades
2002	1.50	0.63	No trades		No trades
2003	1.55	0.35	No trades		No trades

Summary trading by quarter for the two most recently competed fiscal periods ending December 31, 2003:

Year	OTCBB	OTCBB	NZSX (5)	NZSX	TSX-V (6)	TSX-V
	High (1)	Low(2)	High	Low	High	Low

2002
Quarter 1	1.16	0.91	No trades		No trades
Quarter 2	1.23	0.88	No trades		No trades
Quarter 3	1.50	0.80	No trades		No trades
Quarter 4	1.50	0.63	No trades		No trades

2003
Quarter 1	1.02	0.35	No trades		No trades
Quarter 2	1.02	0.55	No trades		No trades
Quarter 3	1.20	0.78	No trades		No trades
Quarter 4	1.55	0.81	No trades		No trades

2004
Quarter 1	2.50	1.15	1.79	1.34	2.73	1.31

Summary trading for the six most recently completed months ending May 31, 2004

Year	OTCBB	OTCBB	NZSX (5)	NZSX	TSX-V (6)	TSX-V
	High (1)	Low(2)	High	Low	High	Low

December 2003	1.55	1.28	No trades		No trades
January 2004	1.90	1.15	1.47	1.34	1.88	1.32
February 2004	1.48	1.30	1.48	1.38	1.54	1.31
March 2004	2.50	1.38	1.79	1.37	2.43	1.42
April 2004	2.52	1.80	1.90	1.58	2.55	1.86
May 2004	2.68	1.70	2.00	1.71	2.73	1.72

(1)	OTCBB quotations may reflect interdealer prices, without retail markup, markdown or commission and may not necessarily reflect actual transactions.
(2)	All OTCBB quotes are from www.nasdaq.com . All TSX-V and NZSX (listed) trades prices are from www.finance.yahoo.com . All NZSE Unlisted trades prices are from www.directbroking.co.nz.
(3)	Quotations are provided from the date the Registrant's shares were re-listed for trading on the OTCBB, on May 23, 2001 (after being de-listed on August 21, 2000), as reported in Item 9C.
(4)	The Registrant implemented a 5 for 1 share consolidation, with effect from July 23, 2001. The market prices quoted above have been restated to reflect this consolidation.
(5)	The Registrant was listed on the NZSX's unlisted market board until the end of 2003. From January 6, 2004, the Company was quoted on the NZSX main board.
(6)	The Registrant only listed on the TSX-V from January 2, 2004.

B.                Plan of Distribution

Not applicable

C.                Markets

The authorized capital of the Company consists of an unlimited number of Common Shares without par value, of which 12,854,447 Common Shares are issued as of June 12, 2004.

The shares of the Registrant traded on the Vancouver Stock Exchange ("VSE") in Vancouver, British Columbia, Canada until September 12, 1996. Beginning in January, 1996, the shares of the Registrant traded on the OTC Bulletin Board ("OTCBB") under the symbol "INDX"and, from October 9, 2001, until December 31, 2003 on the New Zealand Unlisted Board under the symbol "IPE".

On August 21, 2000, the National Association of Securities Dealers (the "NASD") removed the Registrant's Common Shares from trading on the OTCBB because the Registrant did not meet NASD eligibility rule 6530(b)(1). On April 19, 2001, the Registrant regained eligibility under NASD rule 6530(b)(1), applied for relisting on the OTCBB and was re-listed on May 23, 2001.

On re-listing, the Company was listed on the OTCBB under the symbol "INDXF". On completion of the Company's share consolidation on 23 July 2001, the post-consolidation shares in the Company were listed under the symbol "INDOF". The Registrant's shares now trade on the OCTBB under the symbol ‘APXYF".

On January 2, 2004, the Company was listed on the TSX-V under the symbol "APX". Following this listing on the TSX-V, on January 6, 2004, the Company was listed on the NZSX under the symbol "APX". With the listing on the NZSX the Company issued 4 million units (4 million shares and 2 million warrants – see Item 4.A.4 – Important Events/Company History). The 2 million warrants are tradable on the NZSX only and are listed under the symbol "APXWA".

D., E. & F.                Not applicable

ITEM 10.                ADDITIONAL INFORMATION

A.                Share Capital

Not applicable

B.                Memorandum and Articles of association

The Articles of Association were previously filed with Form 10-12G for the Year Ended December 31, 1997, dated April 8, 1998. The relevant provisions have not changed since that time.

At a special general meeting of the shareholders on December 31, 2003, the Company adopted a new form of Bylaws, which is attached as Exhibit 1.3.

C.                Material contracts

Other than the variation of the agreement with Trans-Orient Petroleum Ltd, and agreements with subscribers to Austral-Pacific Energy (NZ) Limited (APENZ) and to the Company summarized in Item 4.A – History and Development of the Company, and contracts entered into in the ordinary course of business including agreements for substantial acquisitions or disposals with Krystal Corporation Pte Ltd, Natural Gas Corporation Holdings Limited, Horizon Oil NL, and Greymouth Petroleum Acquisition Company Limited, which are summarized in Item 4.D – Property, Plants and Equipment, the Registrant has not entered into any material contracts in the two years prior to the date hereof which can reasonably be regarded as being out of the ordinary course of the Company's business (which ordinary course includes the routine purchase and farmin/farmout of oil and gas properties, and settlement of claims).

The agreement to purchase petroleum properties from Trans-Orient Petroleum Ltd. has been filed under Form 8-K, and its first amendment, together with the agreements with Horizon Oil NL, Krystal Corporation Pte Ltd, and Natural Gas Corporation Holdings Limited have been filed under previous Forms 20-F. The terms of the TSX-V and NZSX listings including the terms of issuance of shares and warrants to New Zealand investors were filed under Forms 6-K. The agreements with Greymouth Petroleum Acquisition Company Limited for a substantial disposal of a permit and related assets, the proposed share option plan, the terms of the convertible notes, the share exchange agreements entered into by APENZ and the Company, and the second amendment to the agreement to purchase petroleum properties from Trans-Orient Petroleum Ltd. have been filed under this Form 20-F.

D.                Exchange controls

The Registrant is a corporation incorporated pursuant to the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of the Registrant (the "Common Shares"), other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See "Taxation", below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Registrant on the right of a non-resident to hold or vote its common shares, other than as provided in the Investment Canada Act (Canada) (the "Investment Act"). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of the Registrant's common shares. It is general only, it is not a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments. The Registrant does not believe the Investment Act will have any affect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and the Registrant's relatively small capitalization.

The Investment Act generally prohibits implementation of a "reviewable" investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (i.e. a "non-Canadian"), unless after review by the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the Registrant's common shares by a non-Canadian (other than a "WTO investor" as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Registrant was not controlled by a WTO investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Registrant and the value of the assets of the Registrant, as determined in accordance with the regulations promulgated under the Investment Act, was over CDN$5 million, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Registrant. An investment in the Common Shares of the Registrant by a WTO investor, or by a non-Canadian when the Registrant was controlled by a WTO investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Registrant and the value of the assets of the Registrant, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2004 exceeds CDN$237 million. A non-Canadian would acquire control of the Registrant for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares of the Registrant. The acquisition of less than a majority but one-third or more of such Common Shares would be presumed to be an acquisition of control of the Registrant unless it could be established that, on the acquisition, the Registrant was not controlled in fact by the acquiror through the ownership of the Common Shares.

The foregoing assumes the Registrant will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to the Common Shares of the Registrant would be exempt from the Investment Act, including

(a)	an acquisition of the Common Shares by a person in the ordinary course of that person's business as a trader or dealer in securities,

(b)
an acquisition of control of the Registrant in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

(c)
an acquisition of control of the Registrant by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Registrant, through the ownership of the Common Shares, remained unchanged.

E.                Taxation

Certain Canadian Federal Income Tax Information for United States Residents

The following summarizes the principal Canadian federal income tax considerations generally applicable to the holding and disposition of common shares of the Company by a holder (a) who, for the purposes of the Income Tax Act (Canada) (the "Tax Act"), is not resident in Canada, deals at arm's length with the Company, holds the common shares as capital property and does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada-United States Income Tax Convention (the "Treaty"), is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) common shares in connection with a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Treaty. Holders who meet all such criteria in clauses (a) and (b) are referred to herein as a "U.S. Holder" or "U.S. Holders", and this summary only addresses such U.S. Holders. The summary does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax-

exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or otherwise.

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

This summary is not exhaustive of all possible Canadian income tax consequences. It is not intended as legal or tax advice to any particular holder of common shares and should not be so construed. The tax consequences to any particular holder of common shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdictions in which that holder is subject to taxation and, generally, according to that holder's particular circumstances. Each holder should consult the holder's own tax advisor with respect to the income tax consequences applicable to the holder's own particular circumstances.

Dividends
Dividends paid or deemed to be paid or credited by the Company to a U.S. Holder are subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross dividend (or 5% in the case of corporate shareholders owning at least 10% of the Company's voting shares).

Disposition
A U.S. Holder is subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a common share unless the U.S. Holder is entitled to relief under the Treaty. Relief under the Treaty is generally available unless the value of the common shares is derived principally from real property situated in Canada. Management of the Company believes that the value of the Company's common shares is currently not derived principally from real property situated in Canada.

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

F.                Dividends and paying agents

Not applicable

G.                Statement by experts

Not applicable

H.                Documents on display

Certain documents concerning the Company which are referred to in this document may be inspected at the offices of Austral Pacific Energy Ltd., at Austral Pacific House, 284 Karori Road, Karori, Wellington, New Zealand or at the registered office at Suite 200 Financial Plaza, 204 Lambert Street, White Horse, YT, Y1A 3T2, Canada.

Documents referred to in this document are filed with the US Securities Commission ("SEC"), and are available for view on the SEC website at: http//www.sec.gov.

I.                Subsidiary information

A list of subsidiaries of the Company is identified in Note 2 in the notes to the consolidated financial statements in Item 17, and in Item 4.C – Organizational Structure. During the reporting period, the Company acquired one subsidiary changed the name of that company from Bligh Oil & Minerals (N.Z.) Limited to Totara Energy Limited.

One of the Company's New Zealand subsidiaries, Indo-Pacific Energy (NZ) Limited, changed its name after the end of the reporting period, to Austral Pacific Energy (NZ) Limited.

ITEM 11.                QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12.                DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.                DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14.                MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15.                CONTROLS AND PROCEDURES

As required by Section 302(a) of the Sarbanes-Oxley Act of 2002, the Company's Chief Executive Officer and Chief Financial Officer will be making certifications related to the information in our annual report on Form 20-F. As part of such certification, the Chief Executive Officer and Chief Financial Officer must certify that they are responsible for establishing and maintaining disclosure controls and procedures to ensure that material information with respect to the Company is made known to them and that they have evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2003. Disclosure controls and procedures are intended to ensure that information required to be disclosed by the Company in its annual report is recorded, processed, summarized and reported within the time periods required. The Company has adopted or formalized such controls and procedures as it believes are necessary and consistent with its business and internal management and supervisory practices.

Evaluation of Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) as of December 31, 2003, have concluded that, as of such date, the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company would be made known to them by others within the Company.

Changes in Internal Controls

There were no significant changes during the period covered by this report in the Company's internal controls or in other factors that could significantly affect the Company's internal controls, nor does the Company believe that there are any significant deficiencies or material weaknesses in its internal controls. As a result, no corrective actions were required or undertaken.

ITEM 16.

A.                Audit committee financial expert

The Registrant's Board of Directors has determined that it has one independent audit committee financial expert serving on its audit committee. This financial expert is Mr Garth Johnson who is accredited in Canada as a Certified General Accountant.

B.                Code of Ethics

The Registrant has adopted a code of ethics that applies to the Chief Executive Officer and the Chief Financial Officer, as well as to all other staff. The Registrant has made available its code of ethics on its website, www.austral-pacific.com/ethics.php .

A copy of the Registrant code of ethics is available, free of charge, from the offices of Austral Pacific Energy Ltd., at Austral Pacific House, 284 Karori Road, Karori, Wellington, New Zealand and this can be requested in writing, addressed to the Company Secretary.

C.                Principal Accountant Fees and Services

Principal Accountant Service (1)	For the fiscal year ended December 31, 2003	For the fiscal year ended December 31, 2002
Audit Fees	89,724	58,937
Audit Related Services	12,072	-
Tax Fees	2,109	2,778
All Other Fees	27,562	46,459

(1)	With effect from December 31, 2003 the Principal Accountant changed from BDO Spicers to BDO Dunwoody LLP in relation to the December 31, 2003 audit.

The nature of the services provided by BDO Spicers and BDO Dunwoody LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered by BDO Dunwoody (BDO Spicers in 2002) for the audit of the Regristrant's annual financial statements and services provided in connection with statutory and regulatory filing or engagements.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements or bi-annual statements that are not reported under "Audit Fees" above.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services. Thjese services consisted of: tax compliance including the review of tax returns, and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, payroll tax and value added tax).

All Other Fees

Fees disclosed in the table above under the item "all other fees" were incurred for services other than the audit fees, audit-related fees and tax fees described above. These services consisted of assistance in the review and documentation of processes and controls.

Pre-Approval Policies and Procedures

It is within the mandate of the Registrant's Audit Committee to approve all audit and non-audit related fees. The Audit Committee has pre-approved specifically identified non-audit related services, including tax compliance, review of tax returns, documentation of processes and controls as submitted to the Audit Committee from time to time. The auditors also present the estimate for the annual audit related services to the Committee for approval prior to undertaking the annual audit of the financial statements.

D.                Exemptions From the Listing Standards for Audit Committees

N/A

E.                Purchases of equity Securities by the Issuer and Affiliated Purchasers

N/A

PART III

ITEM 17.                FINANCIAL STATEMENTS.

ITEM 18.                FINANCIAL STATEMENTS

Not Applicable

ITEM 19.                EXHIBITS

List of Exhibits

Exhibit Reference	Exhibit Description	Page Number
1.1	Articles of Continuance of the Registrant [1]	N/A
1.2	Certificate of Amendment of the Registrant [2]	N/A
1.3	2003 Bylaws of the Registrant	87
2.1.1	TSX-V listing application [3]	N/A
2.1.2	NZSX Prospectus and Investment Statement [4]	N/A
4.1.1	Asset Purchase Agreement between the Registrant and Trans-Orient Petroleum Ltd. [5]	N/A
4.1.2	Variation to Asset Purchase Agreement between the Registrant and Trans-Orient Petroleum Ltd. [6]	104
4.1.3	Warrant Amendment Agreement	N/A
4.2	Form of Stock Option Agreement for all vesting options granted to named directors and officers [7]	N/A
4.3	Stock Option Agreement with David Bennett for performance vesting options [7]	N/A
4.4	Farm-out Agreement between the Registrant and Krystal Corporation Pte Ltd [7]	N/A
4.5.1	Form of Subscription Agreement between the Registrant, Indo-Pacific Energy (NZ) Limited and subscribers to IPENZ [7]	N/A
4.5.2	Form of Share Exchange Agreement between the Registrant, Indo-Pacific Energy (NZ) Limited and subscribers to IPENZ	112
4.6	Gas Pre-purchase and Option Agreement between the Registrant and NGC New Zealand Limited [7]	N/A
4.7.1	Form of Asset Purchase Agreement – for each of PEP 38716, PEP 38728 and PEP 38716 [7]	N/A
4.7.2	Agreement for Sale & Purchase of Data and Shares in Bligh Oil & Minerals NZ Limited [7]	N/A
4.8	2004 Share Option Plan	127

4.9.1	Settlement agreement – GPAC	139
4.9.2	Sale of PML 38148 – GPAC	154
4.10	Report of Reserves Form 51-101F1 [8]	N/A
4.11	Form of Convertible note issued by the Registrant January 2004	176
8	List of Subsidiaries of the Registrant	200
11	Code of Ethics [9]	N/A
14.1	Auditor's report for the fiscal years 2001 and 2002 [7]	N/A
14.2.1	Change of auditor papers January 2004 [10]	N/A
14.2.2	Change of auditor papers April 2004 [11]	N/A
31.1	Section 302(a) Certification of CEO	201
31.2	Section 302(a) Certification of CFO	202
32	Section 906 Certifications	203

[1]	Incorporated by reference as previously included in Form 10-12G filed April 8,1998.
[2]	Incorporated by reference as previously included in a Form 6-K filed December 31, 2003.
[3]	Incorporated by reference as previously included in a Form 6-K filed January 6, 2004.
[4]	Incorporated by reference as previously included in a Form 6-K filed November 28, 2003.
[5]	Incorporated by reference as previously included in our Form 8-K filed on April 13, 2000.
[6]	Incorporated by reference as previously included in our Form 20-F filed for the year ended December 31, 2001.
[7]	Incorporated by reference as previously included in our Form 20-F filed for the year ended December 31, 2002.
[8]	Incorporated by reference as previously included in a Form 6-K filed April 23, 2004.
[9]	Available on the Registrant's website at www.austral-pacific.com
[10]	Incorporated by reference as previously included in a Form 6-K filed January 22, 2004.
[11]	Incorporated by reference as previously included in a Form 6-K filed May 27, 2004.

* Confidential portions as marked in the Exhibit have been omitted pursuant to a request for confidential treatment

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AUSTRAL PACIFIC ENERGY LTD.

Date: June 29, 2004	By:	"David Bennett"

	Name:	Dr. David Bennett

	Title:	President & CEO

AUSTRAL PACIFIC ENERGY LTD.
(Formerly Indo-Pacific Energy Ltd.)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)

DECEMBER 31, 2003

Auditor's Report

To the Shareholders of
Austral Pacific Energy Ltd.
(formerly Indo-Pacific Energy Ltd.)

We have audited the Consolidated Balance Sheet of Austral Pacific Energy Ltd. (formerly Indo-Pacific Energy Ltd.) as at December 31, 2003 and the Consolidated Statements of Operations and Deficit, Changes in Stockholders' Equity and Cash Flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and the results of its operations and its cash flows for the year then ended, in accordance with Canadian generally accepted accounting principles.

The Consolidated Balance Sheet as at December 31, 2002 and the Consolidated Statements of Operations and Deficit and Cash Flows for the years ended December 31, 2002 and 2001 were reported upon by other auditors. Their report covered the years ended December 31, 2002 and 2001, contained no reservations and was dated April 16, 2003.

Comments by the Auditors for U.S. and New Zealand Readers on Canada-U.S. and New Zealand Reporting Differences

In the United States and New Zealand, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 of the consolidated financial statements. United States reporting standards also require the addition of an explanatory paragraph when changes in an accounting policy, such as those involving asset retirement obligations described in Note 2, have a material effect on the consolidated financial statements. Our report to the shareholders dated March 5, 2004, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

"BDO Dunwoody, LLP"

Chartered Accountants

Vancouver, Canada
March 5, 2004

Auditor's Report

To the Shareholders of
Austral Pacific Energy Ltd.
(formerly Indo-Pacific Energy Ltd.)

We have audited the consolidated balance sheet of Austral Pacific Energy Ltd. (formerly Indo-Pacific Energy Ltd.) as at December 31, 2002 and the consolidated statements of operations and deficit, changes in stockholders' equity and cash flows for the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and the results of its operations and its cash flows for the years ended December 31, 2002 and 2001, in accordance with Canadian generally accepted accounting principles.

"BDO Spicers"

Chartered Accountants

Wellington, New Zealand
April 16, 2003

Comments by the Auditors for U.S. and New Zealand Readers on Canada-U.S. and New Zealand Reporting Differences

In the United States and New Zealand, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 of the consolidated financial statements. United States reporting standards also require the addition of an explanatory paragraph when changes in an accounting policy, such as those involving stock option based compensation described in Note 2, have a material effect on the consolidated financial statements. Our report to the shareholders dated April 16, 2003 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

"BDO Spicers"

Chartered Accountants

Wellington, New Zealand
April 16, 2003

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.)
Consolidated Balance Sheets (Expressed in United States Dollars)

December 31	2003	2002
	$	$

Assets

Current
Cash and cash equivalents	2,234,287	1,292,827
Accounts receivable (Note 5)	872,532	709,895
Inventory	-	5,423
Prepaid expenses and deposits	273,994	150,112
	3,380,813	2,158,257

Deferred offering costs (Note 13)	408,083	-
Due from related parties (Note 6)	-	52,065
Property and equipment (Note 3)	30,323	28,455
Oil and gas properties (Note 4)	8,306,448	7,523,168

Total Assets	12,125,667	9,761,945

Liabilities

Current
Accounts payable and accrued liabilities	354,813	383,577
Prepaid gas revenue (Note 12)	1,258,033	-
	1,612,846	383,577

Special Class Shares of Subsidiary (Note 10)	943,525	-

Total Liabilities	2,556,371	383,577

Commitments and Contingencies (Notes 1 and 7)

Stockholders' Equity

Common stock without par value (Note 8);
unlimited number of shares authorized;
Issued and outstanding 7,739,324 shares	20,478,365	20,478,365
Contributed surplus	417,392	274,080
Accumulated deficit	(11,326,461)	(11,374,077)

Total Stockholders' Equity	9,569,296	9,378,368

Total Liabilities and Stockholders' Equity	12,125,667	9,761,945

Approved by the Directors:

"David Newman"	"Peter Tapper"
Director	Director

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.)
Consolidated Statements of Operations and Deficit (Expressed in United States Dollars)

For the years ended December 31	2003	2002	2001
	$	$	$
Production Income:
Oil and gas sales	172,715	1,845,925	3,744,036
Production operating costs	(61,132)	(772,805)	(652,240)
Royalties	(33,543)	(184,207)	(369,536)
Depletion	(25,930)	(106,491)	(266,329)

Net production income	52,110	782,422	2,455,931

Expenses
General and administrative (Schedule)	(656,216)	(634,353)	(735,624)
Litigation Costs and Settlement (Note 7)	(2,250,463)	-	-
Stock option compensation expense (8(b))	(143,312)	(274,080)	-
Write-off of oil and gas properties (Note 4)	(908,433)	(2,783,734)	(706,462)
Gain on License Sales (Note 4)	3,896,306	53,457	-

Total Expenses	(62,118)	(3,638,710)	(1,442,086)

Net Income (loss) for the year before Other	(10,008)	(2,856,288)	1,013,845
Income
Other Income
Interest income	57,624	29,518	94,954

Net income (loss) for the year	47,616	(2,826,770)	1,108,799

Deficit, beginning of year	(11,374,077)	(8,547,307)	(9,656,106)

Deficit, end of year	(11,326,461)	(11,374,077)	(8,547,307)

Basic earnings (loss) per share (Note 9)	0.01	(0.41)	0.17

Diluted earnings (loss) per share (Note 9)	0.01	(0.41)	0.17

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.)
Consolidated Statements of Changes in Stockholders' Equity (Expressed in United States Dollars)

					Total
	Common Stock		Contributed	Accumulated	Stockholders'
	Shares	Amount $	Surplus	Deficit	Equity

Balance at January 1, 2001	6,489,324	19,478,365	-	(9,656,106)	9,822,259

Net income for the year	-	-	-	1,108,799	1,108,799

Balance at December 31, 2001	6,489,324	19,478,365	-	(8,547,307)	10,931,058

Issuance of common shares for cash (Note 8(a))	1,250,000	1,000,000	-	-	1,000,000
Stock Option Compensation (Note 8(b))	-	-	274,080	-	274,080
Net loss for the year	-	-	-	(2,826,770)	(2,826,770)

Balance at December 31, 2002	7,739,324	20,478,365	274,080	(11,374,077)	9,378,368

Stock Option Compensation (Note 8(b))	-	-	143,312	-	143,312
Net income for the year	-	-	-	47,616	47,616

Balance at December 31, 2003	7,739,324	20,478,365	417,392	(11,326,461)	9,569,296

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.)
Consolidated Statements of Cash Flows (Expressed in United States Dollars)
For the years ended December 31	2003	2002	2001
	$	$	$

Operating Activities
Net income (loss) for the year	47,616	(2,826,770)	1,108,799
Adjustments to reconcile net income (loss) to
cash applied to operating activities:
Depletion	25,930	106,491	266,329
Write-off of oil and gas properties	908,433	2,783,734	706,462
Amortization	18,160	53,007	67,342
Stock option compensation	143,312	274,080	-
Gain on license sales	(3,896,306)	(53,457)	-
Foreign exchange loss (gain)	(673,909)	(151,049)	8,128

(Increase) decrease in assets
Accounts receivable	(162,637)	(394,587)	(95,471)
Prepaid expenses and deposits	(123,882)	(48,588)	(62,796)
Inventory	5,423	(5,423)	-
Increase (decrease) in liabilities
Accounts payable and accrued liabilities	(28,766)	(576,543)	283,909
Prepaid gas revenue	1,258,033	-	-
	(2,478,593)	(839,105)	2,282,702
Financing Activities
Share issue	-	1,000,000	-
Issuance of special class shares	943,525
Deferred offering costs	(408,083)	-	-
	535,442	1,000,000	-
Investing Activities
Due from related parties	52,065	(23,670)	51,443
Proceeds from Sale of Licenses	5,000,000	198,299	-
Purchase of property and equipment	(20,028)	(11,259)	(12,710)
Oil and gas properties	(2,147,426)	(2,313,445)	(1,927,199)
	2,884,611	(2,150,075)	(1,888,466)

Net increase (decrease) in cash during the year	941,460	(1,989,180)	394,236
Cash and cash equivalents, beginning of year	1,292,827	3,282,007	2,887,771
Cash and cash equivalents, end of year	2,234,287	1,292,827	3,282,007

Supplemental Disclosure of Non-cash Financing and Investing Activities

Interest and taxes paid	-	-	-
The following transactions which did not result in Cash
Flows have been excluded from financing activities
Stock option compensation (Note 8(b))	143,312	274,080	-

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.)
Schedule of General and Administrative Expenses (Expressed in United States Dollars)

For the years ended December 31	2003	2002	2001
	$	$	$

Audit	88,912	72,313	38,340
Accounting	39,258	49,963	62,602
Consulting fees	75,479	114,542	95,887
Corporate relations and development	114,531	112,056	91,672
Listing Expenditure – Non-capitalized	344,332	-	-
Amortization	18,160	53,007	67,342
Directors fees	20,986	12,001	-
Filing and transfer agency fees	5,979	9,431	3,786
Foreign exchange loss (gain)	(673,909)	(151,049)	8,128
Legal	96,068	55,397	214,604
Office and miscellaneous	320,447	262,862	117,581
Printing	49,180	38,835	24,226
Rent (Note 6)	32,741	24,245	35,307
Telephone	25,562	20,050	25,764
Travel and accommodation	31,563	41,871	46,516
Wages and benefits	544,366	322,283	275,692

	1,133,655	1,037,807	1,107,447

Less: Recovery of general and administrative	(477,439)	(403,454)	(371,823)
expenses from joint ventures

General and administrative expenses	656,216	634,353	735,624

See accompanying notes to the consolidated financial statements

NOTE 1 - NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

The Company was incorporated under the Company Act (British Columbia) and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon). On December 31, 2003 the Company changed its name from Indo-Pacific Energy Ltd. to Austral Pacific Energy Ltd.

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has incurred losses to date of $11,326,461 which includes net income for the current year of $47,616.

The Company's cash balances and working capital are not sufficient to fund all of its obligations with respect to its ongoing work program requirements related to the exploration permits (Note 7). The continued operation of the Company and recoverability of amounts relating to oil and gas properties is dependant upon the existence of economically viable reserves, farming out oil and gas interests to other participants and obtaining additional equity financing.

The Company is primarily engaged in the acquisition, exploration and development of oil and gas properties in New Zealand, Papua New Guinea and Australia. With the exception of PEP 38736, the Company has yet to determine whether its properties contain oil and gas reserves that are economically recoverable. The recoverability of the amounts capitalized for oil and gas properties is dependent upon the completion of exploration work, the discovery of oil and gas reserves in commercial quantities and the subsequent development of such reserves.

On January 5, 2004 the Company successfully raised on the New Zealand Stock Exchange $5.2 million through the issuance of 4 million common shares (Note 13a). In addition the Company issued on January 5, 2004, two convertible notes for $250,000 each (Note 13b). This has significantly increased the Company's cash balances to help fund its future commitments.

The Company and its joint venture participants in PEP 38736 agreed in January 2004 on the sale of gas from the Kahili gas-condensate field to NGC New Zealand Limited (Notes 12 and 13). It is the joint venture's intention that production will commence mid-2004.

Since balance date the Company has increased its cash reserves by approximately $5.7 million through the fund raising mentioned above. The Company will continue to seek additional funds as it sees necessary to support its ongoing operations and commitments. However the Company does recognize that there is no assurance in terms of the generation of funds, resulting from the existence of economically viable reserves, farming out oil and gas interests to other participants and obtaining additional equity financing, to meet its current ongoing commitments. The inability to obtain one or other of the aforementioned would have an adverse material effect on the Company's business which raises substantial doubt about the validity of the going concern assumption.

The Company has made significant steps in 2004 to ensure sufficient funds are readily available to the Company to help meet its obligations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)
Accounting Principles and Use of Estimates

These financial statements are prepared in conformity with Canadian generally accepted accounting principles, which requires management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets, commitments and contingent liabilities at the date of the financial statements and the reported amounts of the revenues and expenses for the year reported. Specifically estimates were utilized in calculating depletion, amortization and impairment write-downs. Actual results could differ from these estimates and the differences could be material.

Material differences between Canadian, New Zealand and United States generally accepted accounting principles which affect the Company are referred to in Notes 16 and 17.

b)	Basis of Consolidation

These consolidated financial statements include the accounts of Austral Pacific Energy Ltd. and its wholly- owned subsidiaries: Indo-Pacific Energy Australia Pty Limited, Odyssey International Pty Limited, Indo- Pacific Energy (PNG) Limited, Source Rock Holdings Limited, Austral Pacific Energy (NZ) Limited (formerly Indo-Pacific Energy (NZ) Limited), Ngatoro Energy Limited, Rata Energy Limited (formerly PEP 38716 Limited), Millennium Oil & Gas Limited, Totara Energy Limited (formerly Bligh Oil & Minerals (NZ) Limited), Trans-Orient Petroleum (Aust) Pty Limited, ZOCA 96-16 Pty Limited and Trans-Orient Petroleum (PNG) Limited. The financial statements of subsidiaries are included in the consolidated financial statements using the purchase method. All significant inter-company balances and transactions have been eliminated upon consolidation.

c)	Joint Operations

The Company's exploration and development activities are conducted through its wholly-owned subsidiaries, jointly with other companies, and accordingly these financial statements reflect only the Company's proportionate interest in these activities, and refer to the Company as owning such interests. Substantially all the activities of the Company are carried out through joint ventures.

d)	Translation of Foreign Currencies

The parent company's and the consolidated entity's functional currency is the United States dollar.

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

A ceiling test is applied to each cost center by comparing the net capitalized costs to the present value of the estimated future net revenues from production of proved reserves, net of the effects of future costs to develop and produce the proved reserves, plus the costs of unproved properties net of impairment. Any excess capitalized costs are written off to expense. The calculation of future net revenues is based upon prices, costs and regulations in effect at balance date.

The Company has included the asset retirement obligations in the capitalized cost of the full cost pool and included the related liability as a reduction of the carrying amount of the capitalized costs. The Company has also included in the calculation of the full-cost ceiling limitation the cash outflows that are needed to settle the recorded asset retirement obligations.

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

The Company accounts for income taxes under the liability method. This requires the recognition of future tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using enacted tax rates in effect in the years in which the differences are expected to reverse.

j)	Inventory

Inventories of crude oil are valued at the lower of cost and net realizable value.

k)	Oil and Gas Revenue Recognition

Sales of oil and gas are recognized in the period in which the product is delivered to the customer. Proceeds received under the gas prepayment agreement (Note 12) are recorded as a liability until the period in which gas is sold and delivered to NGC New Zealand Limited (NGC).

l)	Net Loss per Common Share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The effect of potential issuances of 1,345,000 (December 31, 2002: 1,805,000) shares under options and 2,086,845 (December 31, 2002: 2,286,845) common share warrants would be antidilutive and therefore basic and diluted income (losses) per share are the same.

m)	Stock Based Compensation

The Company has recognized stock based compensation expense based on the following:

All stock option based awards granted on or after January 1, 2002 are measured and recognized in these consolidated financial statements using a fair value based method. Fair value is based using the Black- Scholes option-pricing model and the compensation cost is amortized over the vesting period. Compensation associated with unvested options is remeasured on each balance sheet date using the Black Scholes option pricing model.

The Company measures compensation expense for the options where there has been a substantive change or modification to such options on each balance sheet date. For further details refer to Note 8.

1-	Comparative Figures Certain comparative figures have been reclassified to conform to the current year's presentation.

2-

Changes in Accounting Policy

During 2003, the Company early adopted on a retroactive basis the Canadian Institiute of Chartered Accountant Handbook Section 3110, Asset Retirement Obligations ("Section 3110"). Section 3110 requires the recognition of a liability for an asset retirement obligation in the period in which it is incurred and/or when a reasonable estimate of fair value can be made. The adoption of Section 3110 resulted in $155,927 in asset retirement obligations being accrued in 2003 and had no impact on the comparative figures.

There have been no other changes in accounting policies applied during the year ended December 31, 2003.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment are comprised as follows:

	2003	2002
	$	$

Furniture and office equipment	349,314	329,286

Accumulated amortization	(318,991)	(300,831)

	30,323	28,455

NOTE 4 - OIL AND GAS PROPERTIES
Oil and gas properties are comprised as follows:

	Percentage	Net Book	Additions	Depletion/	Net Book
	Interest	Value at	(Recoveries)	Write Downs	Value at
	December 31,	December 31,	During the	During the	December 31,
	2003	2002	Year	Year	2003
Proved:
New Zealand
PMP 38148 – Ngatoro Oil Field [5]	0.00%	299,609	(273,679)	(25,930)	-
PMP 38148 – Goldie Oil Field [5]	0.00%	502,561	(502,561)	-	-
PEP 38736 – Kahili Gas Field [2]	45.00%	-	2,721,572	-	2,721,572

Total Proved		802,170	1,945,332	(25,930)	2,721,572
Unproved:
New Zealand
PEP 38256 – Exploration	30.00%	113,894	32,198	-	146,092
PEP 38258 – Exploration	75.00%	-	25,668	-	25,668
PEP 38330 – Exploration	34.28%	178,797	16,508	-	195,305
PEP 38335 – Exploration [1]	0.00%	-	1,380	(1,380)	-
PEP 38716 – Exploration	42.40%	83,038	247,518	-	330,556
PEP 38718 – Exploration	10.00%	-	618,123	(472,980)	145,143
PEP 38723 – Exploration [1]	0.00%	-	14,151	(14,151)	-
PEP 38736 – Exploration [2]	45.00%	2,399,695	(2,399,695)	-	-
PEP 38738 – Exploration	33.50%	601	433,078	-	433,679
PEP 38480 – Exploration	75.00%	-	87,388	-	87,388
PEP 38741 – Exploration	30.00%	930,343	(10,474)	-	919,869
PEP 38746 – Exploration	25.00%	-	226,772	(201,246)	25,526
PEP 38748 – Exploration	25.00%	-	105,499	-	105,499
PEP 38753 – Exploration	30.00%	-	246,771	(218,676)	28,095
PPP 38761 – Exploration	27.50%	-	31,219	-	31,219

New licences/ventures		56,286	(51,991)	-	4,295
Australia
AC/P 19 – Exploration[6]	100.00%	703,347	42,325	-	745,672
AC/P 31 – Exploration[6]	100.00%	22,865	7,308	-	30,173
AC/P 26 – Exploration	50.00%	196,523	5,645	-	202,168
Papua New Guinea

PPL 192 – Exploration [3]	0.00%	884,042	(884,042)	-	-
PPL 215 – Exploration [3]	0.00%	420,408	(420,408)	-	-
PPL 235 – Exploration [3]	100.00%	-	1,379,192	-	1,379,192
PPL 228 – Exploration [4]	10.00%	-	7,018	-	7,018
PRL 4 – Stanley Retention	7.50%	77,973	5,665	-	83,638
PRL 5 – Elevala Retention	7.50%	653,186	5,495	-	658,681

Total Unproved		6,720,998	(227,689)	(908,433)	5,584,876

Total Proved & Unproved		7,523,168	1,717,643	(934,363)	8,306,448

1.	PEP 38335 and PEP 38723 were relinquished in 2003.
2.	PEP 38736 was transferred to proven gas properties in 2003 following proven reserves on discovery of the Kahili gas-condensate field. This property is considered to be in the pre-production stage.

3.
PPL 235 was awarded in August 2003, which replaces PPL 192 and PPL 215 (relinquished in August 2003). Expenditure for PPL 192 and 215 has been allocated to PPL 235 as this permit replaces the area within the relinquished permits.

4.	PPL 228 will be surrendered upon acceptance of a top file application for a further permit over a similar area.
5.
On September 26, 2003 the Company sold its interest and entitlement to petroleum in PMP 38148 and recognized a gain on licence sales of $3,896,306 on the Consolidated Accounts. Effective date of this sale was July 1, 2003.

6.
The Company has applied for extension on AC/P 19 and AC/P 31 work programme that were due to be completed by December 29, 2003. Should an extension not be granted, these permits will be surrendered and the related costs written off.

NEW ZEALAND

Unless otherwise indicated, petroleum exploration permits granted in New Zealand provide for the exclusive right to explore for petroleum for an initial term of five years, renewable for a further five years over one-half of the original area. Permit holders can apply for extensions or reductions of the committed work programs for the permits under certain circumstances. Any production permits granted will be for a term of up to 40 years from the date of issue. The New Zealand government has reserved a royalty of the greater of 5% of net sales revenue or 20% of accounting profits from the sale of petroleum products.

AUSTRALIA

Unless otherwise indicated, exploration permits for Petroleum (offshore Australia) granted in Australia provide for the exclusive right to explore for petroleum for an initial term of six years, renewable for an unlimited number of five-year terms over one-half of the remaining area at each renewal. Permit holders can apply for extensions or reductions of the committed work programs for the permits under certain circumstances. Any production permits granted will be for a term of 21 years from the date of issue, renewable for a further 21 years. In addition to general Australian taxation provisions, most offshore permits, including all of the Company's Australian permits, are subject to Petroleum Resource Rent Taxation at the rate of 40% on a project's net income after deduction of allowable project and exploration expenditures, with project expenditures compounded forward at the Long-Term Bond Rate ("LTBR") plus 1.05% .

PAPUA NEW GUINEA

Petroleum prospecting licences granted in Papua New Guinea provide for the exclusive right to explore for petroleum for an initial term of six years, renewable for a further five years over one-half of the original area, and the right to enter into a Petroleum Development Agreement upon a discovery. The Petroleum Development Agreement provides the right to produce any oil and gas discovered for a period of up to 25 years and may be extended for a further period of up to 20 years from discovery, subject to a maximum 22.5% participating interest that can be acquired by the Government of Papua New Guinea which includes a 2% participating interest that can be acquired by project landowners and affected local level government. The participants can apply for extensions or reductions of the committed work programs for the licences under certain circumstances (by way of an Application for Variation of the Work Program).

NOTE 5 – ACCOUNTS RECEIVABLE

	2003	2002
	$	$
Trade receivables	101,007	28,222
Joint venture receivables	771,525	681,673
	872,532	709,895

NOTE 6 - RELATED PARTY TRANSACTIONS

a)	Due from Related Parties

At December 31, 2003, the Company is owed $Nil (December 31, 2002: $52,065) by certain public companies with directors, officers and/or principal shareholders in common with the Company. This amount was unsecured, non-interest bearing and had no fixed terms of repayment.

b)	Oil and Gas Properties

A participant in certain oil and gas properties, has directors, officers and/or principal shareholders in common with the Company.

c)	Other

During 2003, the Company incurred $197,165 (2002: $152,177; 2001: $111,942) in remuneration to the President of the Company and $32,741 (2002: $24,245; 2001: $21,581) in rent to a trust in which the President of the Company is a trustee. Also during 2003, $111,634 (2002: $104,179; 2001: $60,835) was paid to the President of the Company's spouse, in her role as Commercial Manager.

All other directors received a total remuneration of $20,986 during 2003. (2002: $12,001; 2001: $Nil)

During 2003 the Company paid a law firm in which a Director is a partner, $95,980 (2002: $16,490; 2001: $13,890) for legal services.

The Company also paid a company that employs a Director, $9,454 (2002: $Nil; 2001: $Nil) for financial services.

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the consideration established and agreed to by the related parties.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

a)

Work Commitments

The Company participates in oil and gas exploration and development operations jointly with independent third and related parties and is contractually committed under agreements to complete certain exploration programs. The Company's management estimates that the total commitments under various agreements for the 2004 fiscal year is approximately $7,518,900. The Company is seeking to significantly reduce this commitment by farm out and extension of AC/P19 commitment of $5,996,000. Should the company be unsuccessful in achieving a satisfactory farm out arrangement or extension, the permit then will be relinquished.

The Company's commitments under licence obligations are summarized as follows:

Period:Period:	Commitment
Within 1 year	7,518,900
More than 1 year and within 2 years	10,034,617
More than 2 years and within 3 years	-
More than 3 years and within 4 years	-
More than 4 years	-

$17,553,517

Subsequent to balance sheet date, the Company has been awarded a participating interest in three new petroleum exploration permits in the onshore Taranaki area. Work commitment obligations for these new permits have been included in the above amounts.

This is the Company's share of commitments as recorded on various licence documents, but the

Company intends to "Farm-Out" major expenditures and will either Farm-out interests in those licences, renegotiate terms of the licence or relinquish its interest, so that its share of expenditures required to be funded will not necessarily be the full amount of the commitment listed above. Alternatively, the Company may seek further investor funds to meet the commitments listed.

b)	Political Risks

Papua New Guinea is subject to political uncertainty and instability and the Company faces a number of risks and uncertainties, which may adversely impact on its ability to pursue its exploration and development activities in this area.

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

d)	Legal Settlement

On October 3, 2003 the Company paid Greymouth Petroleum Holdings Limited $2 million which released both parties from any claims and liabilities against each other.

NOTE 8 - COMMON STOCK

a)	Authorized and Issued Share Capital

The authorized share capital of the Company is an unlimited number of shares of common stock without par value.

Issued and fully paid:	Number	Amount
	Of Shares	$
Balance at December 31, 2000 and 2001	6,489,324	19,478,365

Issued during 2002	1,250,000	1,000,000

Balance at December 31, 2002 and 2003	7,739,324	20,478,365

On September 12, 2002, 1,250,000 units at $0.80 per unit were issued for total proceeds of $1 million, under a private financing arrangement with a group of investors led by a shareholder of the Company and the controlling shareholder of Trans-Orient Petroleum Ltd. Each unit was comprised of a common share and a two-year share purchase warrant exercisable at $0.90 in the first year and $1.15 in the second year. Each warrant entitles the holder to purchase one common share of the Company. The securities had a one-year hold period and there were no brokerage fees payable in connection with the financing.

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

The following stock options were outstanding at December 31, 2003:

Number	Type of Option	Date Fully	Number Vested	Exercise	Expiry
of Shares		Vested	December 31,	Price per	Date
			2003	Share

300,000	Performance	-	-	$1.00	October 15, 2007
	shares
150,000	Vesting	April 15, 2004	112,500	$1.00	July 6, 2005
200,000	Non Vesting	-	200,000	$1.00	July 6, 2005
400,000	Vesting	April 15, 2004	387,500	$1.00	July 6, 2005
60,000	Vesting	April 15, 2004	50,300	$1.25	July 6, 2005
50,000	Vesting	October 15, 2003	50,000	$1.25	July 6, 2005
40,000	Vesting	April 15, 2004	30,000	$1.25	October 15, 2007
95,000	Vesting	April 15, 2004	83,000	$1.25	March 26, 2006
50,000	Vesting	April 15, 2005	12,500	$1.25	October 15, 2008
1,345,000			925,800

The weighted average exercise price for options outstanding at December 31, 2003 is $1.05 (December 31, 2002: $1.08) . No options were exercised during 2003, 2002 or 2001.

The weighted average exercise price for options fully vested at December 31, 2003 is $1.06 (December 31, 2002: $1.09) .

A summary of stock option activities for the years presented is as follows:

Description	Number	Exercise Price
Of Activity	Of Shares	per Share

Outstanding at January 1, 2000	1,133,600	$2.50 - 3.00*
Granted in 2001: vesting	71,200	$2.50*
Cancelled in 2001: vesting	(36,800)	$2.50*
Outstanding at December 31, 2001	1,168,000	$1.25*

Granted in 2002: vesting	100,000	$0.90
Granted in 2002: vesting	526,000	$1.00
Granted in 2002: vesting	267,000	$1.25
Cancelled in 2002: non-vesting	(200,000)	$1.25
Cancelled in 2002: vesting (forfeited)	(56,000)	$1.25
Outstanding at December 31, 2002	1,805,000	$0.90 - 1.25

Cancelled in 2003: vesting (forfeited)	(410,000)	$1.25
Cancelled in 2003: vesting (forfeited)	(100,000)	$0.90
Granted in 2003: vesting	50,000	$1.25
Outstanding at December 31, 2003	1,345,000	$1.00 – 1.25

* On November 29, 2001, the Company amended previously granted stock options to purchase 40,000 shares exercisable at a price of $2.50 per share, from vesting to non-vesting options exercisable immediately and amended all stock options to have an exercise price of $1.25 per share.

The stock option compensation cost recognized as an expense for 2003 was $143,312 (2002: $274,080 and 2001: Nil). This cost is based on the estimated fair value of all options that were issued during 2003 and 2002, using the Black-Scholes option-pricing model, amortized over the vesting period using the following weighted-average assumptions:

	2003	2002
Expected dividend yield	0.00%	0.00%
Expected price volatility	55.76%	96.00%
Risk-free interest rate	3.20%	3.55%
Expected life of option	2 Years	1.8 to 2 years

The weighted average fair value of the options granted in 2003 and 2002 are $0.31 and $0.34.

c)	Share Purchase Warrants The following share purchase warrants to purchase shares of the Company are outstanding at December 31, 2003:

Number	Price	Expiry
Of Shares	per Share	Date
Warrants:
1,250,000	$1.15	Sept 12, 2004
Series A Warrants
836,845	$1.50	January 5, 2005

2,086,845

A summary of share purchase warrant activities for the years presented is as follows:

Description	Number	Exercise Price
Of Activity	of Shares	per Share

Outstanding at December 31, 2000 and 2001	1,226,845	$2.00 – 3.75
Granted in 2002	1,250,000	$0.90(1)
Cancelled in 2002	(190,000)	$2.00

Outstanding at December 31, 2002	2,286,845	$0.90 - 2.00
Cancelled in 2003	(200,000)	$2.00

Outstanding at December 31, 2003(1)	2,086,845	$1.15 – 1.50(2)

(1)	In accordance with the original term, the exercise price per share of the Warrants issued on Sept 12, 2002 increased from $0.90 to $1.15 for the year from September 13, 2003 to September 12, 2004.

(2)
In January 2002 and then in December 2003, the terms of the series "A" were amended to extend the expiry date to January 5, 2005 and to increase the exercise price per warrant to $1.50. Also, the Series "A" warrant holder's right to receive one Series "B" warrants for each Series A warrant exercised in the event of a commercial discovery was cancelled in December 2003.

NOTE 9 – EARNINGS (LOSS) PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings (loss) per share calculations for the period ending:

	For the years ended December 31
	2003	2002	2001

Numerator, net income (loss) for the year	$ 47,616	($ 2,826,770)	$ 1,108,799

Denominator:
Weighted-average number of shares – basic	7,739,324	6,869,461	6,489,324

Basic earnings (loss) per share	$ 0.01	($ 0.41)	$ 0.17

Denominator:
Weighted-average number of shares – diluted	7,739,324	6,869,461	6,680,384

Diluted earnings (loss) per share	$ 0.01	($ 0.41)	$ 0.17

Due to net losses incurred during 2002 and the average stock price for 2003 being below the strike price, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive in those years.

NOTE 10 – ISSUE OF SPECIAL CLASS SHARES OF SUBSIDIARY

On June 18, 2003, a private placement in one of the Company's New Zealand subsidiaries, Austral Pacific Energy (NZ) Limited ("APENZ"), was made to certain private investors for the issue of 1,500,000 Special Class shares in that company, for a total of NZ$1,500,000 (approx. $943,525). Such shares confer no voting rights, but do confer the right to convert such shares to common shares units of APENZ in the event of a listing of and issue of other common shares in APENZ on the New Zealand Stock Exchange. Each unit consists of one common share and one half warrant with the same terms as the warrants included in the public offering. Subsequently, the company decided not to proceed with the listing of APENZ. In the event that the listing did not proceed, the subscription agreement requires the Company to offer to exchange such Special Class shares for common shares in the Company at the higher of 80% of prevailing market and $0.75 per common share of the Company. If the Special Class shareholders reject the Company's share exchange offer, they are entitled to receive redemption dividends calculated based on and paid out of 20% of APENZ's production income.

On November 12, 2003, each Special Class shareholder signed a conditional share exchange agreement which agreed to transfer to the Company all of the Special Class shares in exchange for the issuance of common shares by the Company. These Special Class shares where exchanged for common shares on January 5, 2004, upon the listing of the Company on the TSX Venture Exchange (TSX-V, part of the Toronto-based TSX Group) and the New Zealand Stock Exchange (NZSX), at one common share for every 1.35 Special Class share resulting in the issuing of 1,111,123 common shares. Also, 555,569 warrants were attached to these shares exercisable at a price of NZ$1.85 any time before January 5, 2005 (See Note 13).

The Special Class shares have been classified as a liability rather than equity on the basis that they confer no voting rights and are repayable via the various options noted above.

As at December 31, 2003 the carrying cost and estimated fair value of the Special Class shares were the same.

NOTE 11 - INCOME TAXES

No income taxes are currently payable by the Company in any of the jurisdictions in which it operates. A reconciliation between the tax cost, using the Canadian statutory income tax rate of 37.12% (39.12% for the fiscal 2002 year and 44.12% for the fiscal 2001 year), and the provision for income taxes is as follows:

For the year ended,	2003	2002	2001

Net income(loss) for the year before tax	47,616	(2,826,770)	1,108,799

Provision for (benefit of) tax at Canadian
Statutory rate (37.12%)	17,675	(1,105,832)	489,202
Effect of varying tax rates in other jurisdictions	(22,955)	118,638	(97,059)
Permanent differences	1,065,598	152,940	40,904
Benefit of prior year losses realized	(322,940)	-	(573,971)
Increase (decrease) in valuation allowance	(737,378)	834,254	140,924

Income Tax Provision	-	-	-

In Canada the Company has non-capital losses of approximately Cdn$2.07 million (December 31, 2002 -Cdn$2.02 million and December 31, 2001 - Cdn$1.87 million) available for future deduction from taxable income derived in Canada, which expire as follows:

Canadian $
2004	-
2005	153,875
2006	131,714
2007	286,535
2008	382,213
2009	405,459
2010	709,198

2,068,994

In addition, in Canada, at December 31, 2003, the Company has approximately Cdn$1.63 million (December 31, 2002 - Cdn$1.63 million and December 31, 2001 – Cdn$1.63 million) of resource and other unused tax pools to offset future taxable income derived in Canada. The Company also has losses and deductions of approximately NZ$14.87 million (December 31, 2002: NZ$17.45 million and December 31, 2001: NZ$18.22 million) available to offset future taxable income derived in New Zealand, Australia and Papua New Guinea. Tax losses reported at December 31, 2002 of NZ$25.94m have been revised down to NZ$17.45m. The below valuation allowance has also been amended to reflect this revision.

Significant components of the Company's future income tax assets are comprised of the following at December 31, 2003 calculated at 37.12% (December 31, 2002 39.12% and December 31, 2001 44.12%):

	2003	2002	2001

Resource and other unused tax pools	467,369	404,372	456,056
Net operating loss carry-forwards	3,807,938	3,525,683	4,745,112
	4,275,307	3,930,055	5,201,168
Valuation allowance	(4,275,307)	(3,930,055)	(5,201,168)
	-	-	-

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

The increase in the 2003 valuation allowance of $345,252 is attributed to the following:

- current year provision	(737,378)
- timing differences not booked	1,621,613
- change in tax rate	(27,196)
- tax losses forfeited	(511,787)
345,252

NOTE 12 – PREPAID GAS AGREEMENT

On April 2, 2003, the Company entered into a gas prepayment agreement with a New Zealand company, NGC New Zealand Limited (NGC), whereby NGC provided approximately $1,258,033 to be drawn down towards the Company's ongoing exploration programs. This money was received on April 3, 2003 and will be applied against the first approximately $1,258,033 of gas supplied by the Company to NGC, under contracts to be negotiated at then prevailing market rates, including under the contract subsequently agreed upon in January, 2004 (Note 13(c)). The Company will negotiate in the first instance with NGC, and if no contract is entered into within a certain time period after notification, the Company is free to seek other markets for the gas. If the amount is not discharged through gas sales to NGC over a ten year period, it must either be repaid by the Company or may be converted into share equity in one of the Company's New Zealand subsidiaries, Austral Pacific Energy (NZ) Limited. The prepayment is secured under a registered charge over Millennium Oil and Gas Ltd's (a wholly-owned subsidiary of the Company) 25% interest in the Kahili joint venture PEP 38736.

As at December 31, 2003, the Company had sold no gas to NGC. As at December 31, 2003, the carrying cost and estimated fair value of the prepaid gas was the same.

NOTE 13 - SUBSEQUENT EVENTS

a)	Issue of Securities and Listing on TSX-V and NZSX

On January 2, 2004 the Company successfully listed on the TSX-V.

In conjunction with the TSX-V listing, the Company listed on the NZSX, raising approximately $5.2 million on January 5, 2004 through the issuance of 4 million common shares. For every two shares issued, one warrant was issued and is exercisable at any time before January 5, 2005, at a price of approximately $1.37 (NZ$2.10).

The proforma basic and diluted income per share for the year ended December 31 2003, assuming these shares were issued on January 5, 2004 would be $0.01. Share issue costs in relation to the NZSX fundraising incurred prior to December 31, 2003 have been treated as deferred offering costs. Such costs will be presented as a reduction of equity in the period proceeds are received and the shares are issued.

b)	Convertible Loan

On January 5, 2004, the Company issued two Convertible Promissory Notes for $250,000 each. Each note is convertible, at the option of the holder, into common shares in the Company at conversion rate of $1.10 per share within 12 months of issue. Each share on conversion will also comprise one warrant permitting the holder to purchase an additional common share at a price of $1.15 per share, for a 12 month period from the issuance date.

Interest is payable at a rate of 8% per annum from issue date to the earlier of conversion date or repayment date.

Both of the Convertible Promissory Notes are unsecured.

c)

Material Contract

In Janaury 2004, the Company and its joint venture participants in PEP 38736 agreed on the sale of gas from the Kahili gas-condensate field to NGC New Zealand Limited. The Company's proceeds from the gas sale will initially be offset against the pre-paid gas contract with NGC (Note 12).

NOTE 14: SEGMENTED INFORMATION

The Company operates in the one industry: petroleum exploration and production. It operates in several geographical regions, therefore information on country segments is provided as follows.

2003

	Canada	New Zealand	Australia	PNG	Total Company
Production Income:
Revenue	-	172,715	-	-	172,715
Production expenses	-	(120,605)	-	-	(120,605)
Net Production Income	-	52,110	-	-	52,110
Interest income	2,188	55,436	-	-	57,624
Gain on Licence Sale	-	3,896,306	-	-	3,896,306
Administrative expenses	(171,650)	(459,192)	(3,716)	(21,658)	(656,216)
Litigation Costs and	-	(2,250,463)	-	-	(2,250,463)
Settlement
Stock compensation	(143,312)	-	-	-	(143,312)
expense
Write-off of oil and gas	-	(908,433)	-	-	(908,433)
properties

Net income(loss)	(312,774)	385,764	(3,716)	(21,658)	47,616

Oil and Gas properties	-	5,199,904	978,015	2,128,529	8,306,448
Property and Equipment	-	30,323	-	-	30,323
Non-current Assets	408,083	-	-	-	408,083
Current Assets	234,083	3,092,359	9,605	44,766	3,380,813
Total Assets	642,166	8,322,586	987,620	2,173,295	12,125,667
Specific Items:
Amortization expense	-	(18,160)	-	-	(18,160)
Purchase of property and	-	20,028	-	-	20,028
equipment

2002

	Canada	New Zealand	Australia	PNG	Total Company
Production Income:
Revenue	-	1,845,925	-	-	1,845,925
Production expenses	-	(1,063,503)	-	-	(1,063,503)
Net Production Income	-	782,422	-	-	782,422

Interest income	8,301	21,217	-	-	29,518
Gain on Licence Sale	-	53,457	-	-	53,457
Administrative expenses	(300,082)	(304,166)	(11,973)	(18,132)	(634,353)
Stock compensation
expense	(274,080)	-	-	-	(274,080)
Write-off of oil and gas
properties	-	(2,532,027)	(230,778)	(20,929)	(2,783,734)

Net income(loss)	(565,861)	(1,979,097)	(242,751)	(39,061)	(2,826,770)
Oil and Gas properties	-	4,508,660	966,635	2,047,873	7,523,168
Property and Equipment	-	28,455	-	-	28,455
Due from Related Parties	-	55,410	24,474	(27,819)	52,065
Other Non-current Assets	-	-	-	-	-
Current Assets	516,174	1,625,263	10,013	6,807	2,158,257
Total Assets	516,174	6,217,788	1,001,122	2,026,861	9,761,945
Specific Items:
Amortization expense	25,974	27,033	-	-	53,007
Purchase of property and
equipment	-	(11,259)	-	-	(11,259)

2001

	Canada	New Zealand	Australia	PNG	Total Company
Production Income:
Revenue	-	3,744,036	-	-	3,744,036
Production expenses	-	(1,288,105)	-	-	(1,288,105)
Net Production Income	-	2,455,931	-	-	2,455,931
Interest income	25,788	69,166	-	-	94,954
Administrative expenses	(261,747)	(451,736)	(7,020)	(15,121)	(735,624)
Write-off of oil and gas
properties	-	(678,352)	(20,299)	(7,811)	(706,462)

Net income(loss)	(235,959)	1,395,009	(27,319)	(22,932)	1,108,799
Specific Items:
Amortization expense	27,808	39,534	-	-	67,342
Purchase of property and
equipment	-	(12,710)	-	-	(12,710)

NOTE 15 – SALES TO SIGNIFICANT CUSTOMERS

The Company made oil sales of $148,991 (2002: $1,817,257; 2001: $3,733,697) to the following significant customer, Shell (Petroleum Mining) Company Ltd.

NOTE 16 - DIFFERENCES BETWEEN NEW ZEALAND AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) which conform in all material respects with New Zealand generally accepted accounting principles (NZ GAAP) except for the following differences:

a)	Stockholders' Equity

	i)	Contributed Surplus

Canadian GAAP requires:

(1)
stock options issued, or repriced in the 2002 or subsequent years, to non-employees to be measured and recognised in the financial statements using a fair value based approach. For stock options issued to employees the Company has elected for Canadian GAAP purposes to also measure and recognise the options in the financial statements using a fair value approach, and

(2) disclosure in its financial statements of various details relating to options issued.

For Canadian reporting purposes this has resulted in a stock option compensation cost of $143,312 for 2003 (2002: $274,080 and 2001: Nil) being recorded in these financial statements.

For purposes of NZ GAAP, there is no requirement to record the fair value of stock options granted.

	ii)	Balance Sheet

The effects of Note 16(a)(i) on Accumulated Deficit and Contributed surplus are as follows:

December 31	2003	2002

Accumulated deficit under Canadian GAAP	(11,326,461)	(11,374,077)

Stock option compensation	417,392	274,080

Accumulated deficit, NZ GAAP	(10,909,069)	(11,099,997)

Contributed surplus, Canadian GAAP	417,392	274,080

Stock option compensation	(417,392)	(274,080)

Contributed surplus, NZ GAAP	-	-

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

b)	Net Income (Loss) for the Year
The following are the effects of Note 16 (a) on Net Income (Loss) for 2003, 2002 and 2001:

For the years ended December 31	2003	2002	2001

Net income (loss) for the year, Canadian GAAP	47,616	(2,826,770)	1,108,799

Stock option compensation	143,312	274,080	-

Net income (loss) for the year, NZ GAAP	190,928	(2,552,690)	1,108,799

CONSOLIDATED STATEMENT OF CASH FLOWS

c)	Cash Flows from operating activities.

The Statement of Cash Flows is presented in Canadian GAAP using the indirect method. NZ GAAP under FRS 10 requires the direct method to be used. Cash Flows for operating activities under the direct method are as follows:

For the years ended December 31	2003	2002	2001
Operating Activities

Cash inflows
Oil and gas proceeds	1,430,748	2,047,059	3,542,880
Interest received	57,624	29,518	94,954

Cash outflows
Payments to suppliers and employees	(3,893,319)	(2,902,979)	(1,403,636)
Net GST payments	(73,646)	(12,703)	48,504

Net cash inflows (outflows) for operating activities	(2,478,593)	(839,105)	2,282,702

NOTE 17 - DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP which conform in all material respects with United States generally accepted accounting principles (U.S. GAAP) except for the following differences:

a)	Liabilities

	i)	Prepaid gas revenue

As the non-interest bearing prepaid gas revenue is considered a loan under US GAAP, it should be recorded at its fair value at the time of issuance calculated based on the face value of the notes discounted by an imputed interest rate of 8% resulting in a debt discount of $688,282. The discount is amortized to interest expense over the term of the related debt using the effective interest rate method. For the year ended December 31, 2003, $46,966 of interest expenses should be charged against net loss of operations under US GAAP.

	ii)	Special Class shares

Under US GAAP, Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" requires that certain financial instruments that, under previous guidance, could be classified as equity or "mezzanine" equity to be classified as liabilities (or assets in some circumstances) in the statement of financial position. These financial instruments include the following freestanding instruments: a) Mandatorily redeemable instruments b) Financial instruments to repurchase an entity's own equity instruments c) Financial instruments embodying obligations that the issuer must or could choose to settle by issuing a variable number of its shares or other equity instruments based solely on (i) a fixed monetary amount known at inception or (ii) something other than changes in its own equity instruments. SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The standard also requires disclosure regarding the terms of those instruments and settlement alternatives. The Special Class shares have been classified as liability in accordance with SFAS 150.

Under US GAAP, Emerging Issues Task Force ("EITF") issue No. 00-27 requires the value of a beneficial conversion feature associated with convertible instruments to be recorded as a discount and to be amortized over the term of the related convertible instrument using the effective interest rate method. When a company issues a convertible instrument that is convertible into common stock the value of the beneficial conversion feature is computed by comparing the proceeds of the convertible instrument allocated to the common stock portion of the conversion option and the fair value at the commitment date of the common stock to be received by the holder upon conversion. Upon conversion of the underlying convertible instrument into common stock, the unamortized discount is recorded as interest expense.

For the convertible special class shares of the subsidiary issued during 2003, no beneficial conversion feature is recorded as the fair value of the common stock on the commitment date is less than the portion of proceeds of the convertible instrument allocated to the common stock of the conversion option.

Furthermore, under US GAAP, the carrying value of special class shares with a mandatory redemption feature of the subsidiary should reflect the redemption value of the shares at the end of the period. Consequently, the carrying value of the special class shares for US GAAP purposes should be increased by $5,732 with the same amount being charged as interest expense.

The effects of the above notes on liabilities are as follows:
December 31,	2003	2002

Liabilities under Canadian GAAP	2,556,371	383,577

Less unamortized portion of the debt discount of the
prepaid gas revenue	(641,316)	-
Accretion of the redemption value of special class
shares	5,732	-

Liabilities under US GAAP	1,920,787	383,577

b)	Stockholders' Equity

	ii)	Contributed Surplus

With respect to 2002 and subsequent years, the Company has adopted a fair value based method for determining the cost of all options for Canadian reporting purposes. This has resulted in a stock option compensation cost of $143,312 (2002: $274,080 ; 2001: $nil) being recorded in these financial statements for the 2003 year.

The Company, for purposes of US GAAP, follows Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees APB 25 to account for all stock options granted to employees. Under APB 25, the intrinsic value model is followed and compensation cost is recognized if the market price of the company's common shares exceeds the exercise price on the date of grant. During 2001 the Company repriced all outstanding options. The repriced options are accounted for under variable accounting and compensation cost is recognized for the difference between the exercise price and the market price of the common shares until such time as the options are exercised, expired or forfeited. During 2002 the Company granted 300,000 performance options to employees. No compensation cost has been recognized for these options as the performance criteria have not yet been met. Compensation cost will be recognized if and when the performance criteria are met, based on the excess of market price over exercise price at that date.

For non-employees for US GAAP and Canadian purposes, the Company uses the fair value model for determining stock option compensation cost of options granted. Both standards require that the options be revalued each period (and cumulative compensation cost adjusted accordingly) until earned. The additional compensation costs recognized under the US GAAP were resulted from revaluation of options granted prior to the adoption of the Canadian standard.

December 31,	2003	2002	2001

Contributed surplus under Canadian GAAP	417,392	274,080	-

Less compensation stock (Canadian GAAP)	(417,392)	(274,080)	-

Stock option compensation cost (recovery)
Employees	174,316	35,524	584,036
Non-employees	21,681	(69,921)	320,489
Common stock and warrant issuance expense	-	778,750	-
Cumulative historical adjustments	2,823,492	2,079,139	1,174,614
Debt discount on prepaid gas revenue	688,282
Compensation expense of new Series A
warrants	260,303	-	-

Additional paid-in capital under US GAAP	3,968,074	2,823,492	2,079,139

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

Expected dividend yield	0.00%
Expected price volatility	55.76%
Risk-free interest rate	2.96%
Expected life of option	0.67 years

Under US GAAP, the amendment to the terms of Series A warrants is considered a grant of new warrants. Consequently, $260,303 compensation expenses is recorded for this amendment. The compensation expenses were calculated using the Black Scholes pricing model with the following assumptions:

Expected dividend yield	0.00%
Expected price volatility	55.76%
Risk-free interest rate	1.28%
Expected life of option	1.04 years

ii)	Accumulated Deficit The effects of Notes 17 (a) and (b)(i) on accumulated deficit are as follows:

December 31,	2003	2002

Accumulated deficit under Canadian GAAP	(11,326,461)	(11,374,077)

Add back compensation stock (Canadian GAAP)	417,392	274,080

Stock option compensation cost (US GAAP)
Employees	(174,316)	(35,524)
Non-employees	(21,681)	69,921
Common stock and warrant placement expense	-	(778,750)
Accretion of debt discount	(46,966)	-
Compensation expense of new Series A warrants	(260,303)	-
Interest expense on the redemption value of
special class shares	(5,732)
	(11,418,067)	(11,844,350)
Cumulative historical adjustments
required under US GAAP	(2,823,492)	(2,079,139)

Accumulated deficit under U.S. GAAP	(14,241,559)	($ 13,923,489)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

c)	Net Profit (Loss) for the Year
The following are the effects of Notes 17 (a) and (b) on Net Income (Loss) for the 2003, 2002, and 2001 fiscal years:

December 31,	2003	2002	2001

Net profit (loss) for the year under
Canadian GAAP	47,616	(2,826,770)	1,108,799
Add back Canadian GAAP compensation cost	143,312	274,080	-
Stock Option compensation cost
Employees	(174,316)	(35,524)	(584,036)
Non-employees	(21,681)	69,921	(320,489)
Common stock and warrant issuance expense	-	(778,750)	-
Accretion of debt discount	(46,966)	-	-
Compensation expense of new Series A
warrants	(260,303)	-	-
Interest expense on the redemption value of
special class shares	(5,732)	-	-

Net profit (loss) for the year U.S. GAAP	(318,070)	(3,297,043)	204,274

d)	Statements of Cash Flows

Under US GAAP, the Prepaid Gas Revenue is considered a loan and thus should be reflected as a financing activity in the Statement of Cash Flows. As a result, the cash used in operating activities for the year ended December 31, 2003 should be increased by $1,258,033 to ($3,736,626) under US GAAP and the cash provided from financing activities should be increased by the same amount to $1,793,475 under US GAAP.

e)
Earnings (Loss) per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings/(loss) per share calculations for the 2003, 2002, and 2001 fiscal years:

December 31,	2003	2002	2001

Numerator, net profit(loss) for the year
under US GAAP	($318,070)	($3,297,043)	$204,274

Denominator: - Basic
Weighted average number of shares
under Canadian GAAP	7,739,324	6,869,461	6,489,324
Adjustment required under US GAAP	-	-	-

Weighted average number of shares
under US GAAP	7,739,324	6,869,461	6,489,324

Basic earnings(loss) per share under U.S. GAAP	($0.04)	($0.48)	$0.03

Denominator: - Diluted
Weighted average number of shares
under Canadian GAAP	7,739,324	6,869,461	6,680,384
Adjustment required under US GAAP	-	-	-
Weighted average number of shares
under US GAAP	7,739,324	6,869,461	6,680,384

Diluted earnings(loss) per share under U.S. GAAP	($0.04)	($0.48)	$0.03

Due to net losses incurred in 2003 and 2002, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive in those years.

f)	New Accounting Pronouncements

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB 51." The primary objectives of FIN No. 46 are to provide guidance on the identification of entities for which control is achieved through means other than voting rights (variable interest entities or "VIEs") and how to determine when and which business enterprise should consolidate the VIE. This new model for consolidation applies to an entity for which either: (1) the equity investors do not have a controlling financial interest; or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN No. 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. As amended in December 2003, the effective dates of FIN No. 46 for all non small business issuers are as follows: (a) For interests in special-purpose entities: periods ended after December 15, 2003; and (b) For all VIEs created before January 31, 2003: periods ending after December 15, 2004 (c) For all VIEs created after January 31, 2003, FIN No.46 is applicable immediately. The December 2003 amendment of FIN No. 46 also includes transition provisions that govern how an SBI which previously adopted the pronouncement (as it was originally issued) must account for consolidated VIEs.

The implementation of this new standard is not expected to have a material effect on the Company's financial statements.

Index to Exhibits

Exhibit Reference	Exhibit Description	Page Number
1.1	Articles of Continuance of the Registrant [1]	N/A
1.2	Certificate of Amendment of the Registrant [2]	N/A
1.3	2003 Bylaws of the Registrant	87
2.1.1	TSX-V listing application [3]	N/A
2.1.2	NZSX Prospectus and Investment Statement [4]	N/A
4.1.1	Asset Purchase Agreement between the Registrant and Trans-Orient Petroleum Ltd. [5]	N/A
4.1.2	Variation to Asset Purchase Agreement between the Registrant and Trans-Orient Petroleum Ltd. [6]	104
4.1.3	Warrant Amendment Agreement	N/A
4.2	Form of Stock Option Agreement for all vesting options granted to named directors and officers [7]	N/A
4.3	Stock Option Agreement with David Bennett for performance vesting options [7]	N/A
4.4	Farm-out Agreement between the Registrant and Krystal Corporation Pte Ltd [7]	N/A
4.5.1	Form of Subscription Agreement between the Registrant, Indo-Pacific Energy (NZ) Limited and subscribers to IPENZ [7]	N/A
4.5.2	Form of Share Exchange Agreement between the Registrant, Indo-Pacific Energy (NZ) Limited and subscribers to IPENZ	112
4.6	Gas Pre-purchase and Option Agreement between the Registrant and NGC New Zealand Limited [7]	N/A
4.7.1	Form of Asset Purchase Agreement – for each of PEP 38716, PEP 38728 and PEP 38716 [7]	N/A
4.7.2	Agreement for Sale & Purchase of Data and Shares in Bligh Oil & Minerals NZ Limited [7]	N/A
4.8	2004 Share Option Plan	127
4.9.1	Settlement agreement – GPAC	139
4.9.2	Sale of PML 38148 – GPAC	154
4.10	Report of Reserves Form 51-101F1 [8]	N/A
4.11	Form of Convertible note issued by the Registrant January 2004	176
8	List of Subsidiaries of the Registrant	200
11	Code of Ethics [9]	N/A
14.1	Auditor's report for the fiscal years 2001 and 2002 [7]	N/A
14.2.1	Change of auditor papers January 2004 [10]	N/A
14.2.2	Change of auditor papers April 2004 [11]	N/A
31.1	Section 302(a) Certification of CEO	201
31.2	Section 302(a) Certification of CFO	202
32	Section 906 Certifications	203

[1]	Incorporated by reference as previously included in Form 10-12G filed April 8, 1998.
[2]	Incorporated by reference as previously included in a Form 6-K filed December 31, 2003.
[3]	Incorporated by reference as previously included in a Form 6-K filed January 6, 2004.
[4]	Incorporated by reference as previously included in a Form 6-K filed November 28, 2003.
[5]	Incorporated by reference as previously included in our Form 8-K filed on April 13, 2000.
[6]	Incorporated by reference as previously included in our Form 20-F filed for the year ended December 31, 2001.
[7]	Incorporated by reference as previously included in our Form 20-F filed for the year ended December 31, 2002.
[8]	Incorporated by reference as previously included in a Form 6-K filed April 23, 2004.
[9]	Available on the Registrant's website at www.austral-pacific.com
[10]	Incorporated by reference as previously included in a Form 6-K filed January 22, 2004.
[11]	Incorporated by reference as previously included in a Form 6-K filed May 27, 2004.

EXHIBIT 1.3
2003 BYLAWS OF THE REGISTRANT

2003 BY-LAWS
THE RESTATED BY-LAW RELATING GENERALLY TO THE TRANSACTION OF THE BUSINESS AND AFFAIRS OF AUSTRAL -PACIFIC ENERGY LTD. (FORMERLY INDO-PACIFIC ENERGY LTD. AND HEREIN THE "CORPORATION")

BE IT ENACTED as a By-Law of the Corporation as follows:

Section One

INTERPRETATION

1.01 Definitions - in the By-Laws of the Corporation, unless the context otherwise requires:

"Act" means the Business Corporations Act (Yukon) and any statute that may be substituted therefore, as from time to time amended; marginal references to sections of the Act are not made for the purpose of modifying or affecting the meaning of any provision of this By-Law in any way but are inserted only for the purpose of directing attention to provisions of the Act which may be regarded as relevant;

"appoint" includes "elect" and vice versa;

"Articles" means the Articles attached to the Certificate of Continuance dated September 25, 1996 of the Corporation as from time to time amended or restated;

"Board" means the board of directors of the Corporation;

"By-Laws" means this By-Law and all other By-Laws of the Corporation from time to time in force and effect relating to transaction of business and affairs of the Corporation in addition hereto, or in amendment hereof or in substitution for all or any part of this By-Law;

"Corporation" means the Corporation incorporated by Certificate of Continuance under the Act and named Indo-Pacific Energy Ltd. to be renamed on December 31st, 2003, Austral Pacific Energy Ltd.;

"Meeting of Shareholders" includes an annual meeting of shareholders and a Special Meeting of Shareholders;

"non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Canada); or the Interpretation Act (Yukon);

"Prohibited Corporate Shareholder" means a corporation prohibited from holding shares in itself or its holding body corporate or a subsidiary corporation prohibited from holding shares in its parent corporation pursuant to the Act and not exempted from such prohibited shareholdings by virtue of the Act;

"recorded address" means in the case of a shareholder his address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holdings determined under Section 8.10; and in the case of a director, officer, auditor or member of a committee of directors, his latest address as recorded in the records of the Corporation;

"Special Meeting of Shareholders" includes both a meeting of any class or classes acting separately from any other class or classes and also a meeting, other than an annual meeting, of all shareholders entitled to vote at any annual meeting of shareholders;

Words and expressions defined in the Act have the same meaning when used herein; and words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated organizations.

Section Two

BUSINESS OF THE CORPORATION

2.01 Registered Office - Until changed in accordance with the Act, the registered office of the Corporation will be at the City of Whitehorse, in the Yukon Territory, and at such location therein as the Board may from time to time determine.

2.02 Corporate Seal - Until changed by the Board, the corporate seal of the Corporation and any facsimiles thereof adopted by the Board for use in jurisdictions outside the Yukon Territory will be in the form approved by the directors.

2.03 Financial Year - The financial year of the Corporation will end on the day in each year that is established by the Board.

2.04 Execution of Instruments - Deeds, transfers. assignments, contracts. obligations, certificates and other instruments required by law or otherwise by these By-Laws or any resolution of the Board or shareholders of the Corporation to be executed under corporate seal may be signed on behalf of the Corporation by anyone or two or more persons each of which is either a director of the Corporation or a person who holds the office of chief executive officer, chairman of the board, president, managing director, vice-president, secretary, treasurer, assistant secretary, assistant treasurer or any other office created by bylaw or by resolution of the Board. However. the Board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments mayor will be signed or sealed. Any signing officer may affix the corporate seal to any instrument requiring the same.

2.05 Banking Arrangements - The banking business of the Corporation including the borrowing of money and the giving of security therefore, will be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the Board. Such banking business or any part thereof will be transacted under such agreements, instructions and delegations of powers as the Board may from time to time by resolution prescribe or authorize.

2.06 Voting Rights in Other Bodies Corporate - The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence will be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition the Board may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights mayor will be exercised.

2.07 Withholding Information from Shareholders - Subject to the provisions of the Act, no shareholder will be entitled to discovery of any information respecting any details or conduct of the Corporation's business which, in the opinion of the Board, it would be inexpedient in the interests of the shareholders or the Corporation to communicate to the public. The Board may from time to time determine whether and to what extent and at what time and place and under what conditions or regulations the accounts, records and documents of the Corporation or any of them will be open to the inspection of shareholders and no shareholder will have any right of inspecting any account, record or document of the Corporation except as conferred by the Act or authorized by the Board or by resolution passed at a general meeting of shareholders.

Section Three

BORROWING AND SECURITIES

3.01 Borrowing Power - Without limiting the borrowing powers of the Corporation as set forth in the Act, the Board is authorized from time to time:

(a) to borrow money upon the credit of the Corporation in such amounts and on such terms as may be deemed expedient by obtaining loans or advances or by way of overdraft or otherwise;

(b) to issue, re-issue, sell or pledge bonds, debentures, notes or other evidence of indebtedness or guarantees of the Corporation, whether secured or unsecured for such sums and at such prices as may be deemed expedient;

(c) subject to the Act, to issue guarantees on behalf of the Corporation to secure the performance of the obligations of any person; and

(d) to charge, mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property and undertaking of the Corporation, including book debts, rights, powers and franchises for the purpose of securing any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness or liability of the Corporation.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

3.02 Delegation of Borrowing Power - The Board may from time to time delegate to such one or more of the directors and officers of the Corporation as may be designated by the Board all or any of the powers conferred on the Board by section 3.01 to such extent and in such manner as the Board will determine at the time of each such delegation.

Section Four

DIRECTORS

4.01 Number of Directors and Quorum - Until changed in accordance with the Act, the Board will consist of not fewer than three and not more than eleven directors. Subject to section 4.07, the Articles and the Act the quorum for the transaction of business at any meeting of the Board will consist of a majority of the directors or such lesser number of directors as the Board may from time to time determine.

4.02 Qualification - No person will be qualified for election as a director if he is less than 19 years of age; if he is of unsound mind and has been so found by a court in Canada or elsewhere; if he is not an individual; or if he has the status of a bankrupt. A director need not be a shareholder.

4.03 Election and Term - Each director named in the notice of directors filed at the time of continuance will hold office from the date of the Certificate of Continuance until the first meeting of shareholders thereafter. An election of directors will take place at such first meeting of shareholders and at each annual meeting of shareholders thereafter and all the directors then in office will retire but, if qualified, will be eligible for reelection. A director will retain office only until the election of his successor. The number of directors to be elected at any such meeting will be the number of directors then in office unless the directors or the shareholders otherwise determine. The election will be by ordinary resolution of the shareholders. If an election of directors is not held at the proper time, the incumbent directors will continue in office until their successors are elected.

4.04 Removal of Directors - Subject to the provisions of the Act, the shareholders may by ordinary resolution passed at a special meeting remove any director from office and the vacancy created by such removal may be filled at the same meeting failing which it may be filled by the directors.

4.05 Vacation of Office - A director ceases to hold office when: he dies; he is removed from office by the shareholders; he ceases to be qualified for election as a director; or his written resignation is sent or delivered to the Corporation, or if a time is specified in such resignation, at the time so specified, whichever is later.

4.06 Vacancies - Subject to the Act and the Articles, a quorum of the Board may fill a vacancy in the Board, except a vacancy resulting from an increase in the minimum number of directors or from a failure of the shareholders to elect the minimum number of directors and if the Articles so provide, may also add to their numbers and appoint additional director(s) in accordance with the Act, but so that the total number of directors will not exceed the maximum number fixed by section 4.01. In the absence of a quorum of the Board, or if the vacancy has arisen from a failure of the shareholders to elect the minimum number of directors the Board will forthwith call a special meeting of the shareholders to fill the vacancy. If the Board fails to call such meeting or if there are no such directors then in office. any shareholder may call the meeting.

4.07 Action by the Board - The Board will manage the business and affairs of the Corporation. The powers of the Board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing, whether by document, telegram, telecopy or any method of transmitting legibly recorded messages or other means, signed by all the directors entitled to vote on that resolution at a meeting of the Board and any resolution in writing so signed will be as valid as if it had been passed at a meeting of directors or a committee of directors and will be held to relate to any date therein stated to be the effective date thereof, and a copy of every such resolution in writing will be kept with the minutes of the proceedings of directors or committee of directors. Where there is a vacancy in the Board, the remaining directors may exercise all the powers of the Board so long as a quorum remains in office. Where the Corporation has only one director, that director may constitute a meeting. An act of a director is valid notwithstanding any irregularity in his election or appointment or a defect in his qualifications.

4.08 Meetings by Telephone - A director may participate in a meeting of the Board or of a committee of directors by means of such telephone or other communications facilities as permit all persons participating in the meeting to hear each other, and a director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent will be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the Board and of committees of directors held while a director holds office.

4.09 Place of Meeting - Meetings of the Board may be held at any place in or outside Canada.

4.10 Calling of Meetings - Meetings of the Board will be held from time to time and at such place as the Board may determine. In addition, each of the chairman of the board, the managing directors, the president or any two directors may convene or direct the convening of a meeting of the Board.

4.11 Notice of Meeting - Except as otherwise provided in section 4.12, notice of the time and place of each meeting of the Board will be given in the manner provided in section 12.01 to each director not less than 48 hours before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where section 115(3) of the Act requires such purpose or business to be specified, including any proposal to:

(a)	submit to the shareholders any question or matter requiring approval of the shareholders;

(b)	fill a vacancy among the directors or in the office of auditor;

(c)	issue securities;

(d)	declare dividends;

(e)	purchase, redeem, or otherwise acquire shares of the Corporation;

(f)	pay a commission for the sale of shares;

(g)	approve a management proxy circular;

(h)	approve any annual financial statements; or

(i)	adopt, amend or repeal By-Laws.

A director may in any manner waive notice of or otherwise consent to a meeting of the Board either before or after the convening of the meeting.

4.12 Regular Meetings - The Board may by resolution appoint a day or days in any month or months for regular meetings of the Board at a place and hour to be named in the resolution. No notice will be required for any such regular meeting.

4.13 First Meeting of New Board - Provided a quorum of directors is present, each newly elected Board may without notice hold its first meeting immediately following the meeting of shareholders at which such Board or portion thereof is elected.

4.14 Adjourned Meeting - Notice of an adjourned meeting of the Board is not required if the time and place of the adjourned meeting is announced at the original meeting.

4.15 Chairman - The chairman of any meeting of the Board will be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the board, managing director, president, or a vice-president who is a director. If no such officer is present, the directors present will choose one of their number to be chairman.

4.16 Votes to Govern - At all meetings of the Board every question will be decided by a majority of the votes cast on the question. In cases of an equality of votes the chairman of the meeting will not be entitled to a second or casting vote.

4.17 Conflict of Interest - A director or officer who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation will disclose the nature and extent of his interest at the time and in the manner provided by the Act. Any such contract or proposed contract will be referred to the Board or shareholders for approval even if such contract is one that in the ordinary course of the Corporation's business would not require approval by the Board or shareholders, and a director interested in a contract so referred to the Board will not vote on any resolution to approve the same except as provided by the Act.

4.18 Remuneration and Expenses - The directors will be paid such remuneration for their services as the Board may from time to time determine. The directors will also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof. Nothing herein contained will preclude any director from serving the Corporation in any other capacity and receiving remuneration therefore.

4.19 Alternate Director (a) Any director (the "Appointor") may from time to time by written notice to the Corporation appoint any person (the "Appointee") to be his alternate director provided that the directors approve of such appointment by resolution. Such approval will not be required if a director is appointed alternate director for another director. A person, including a director, may be appointed as an alternate director by more than one director.

(b)	The Appointee while he holds office as an alternate director will be entitled and authorized:

(i)
if expressly so specified by the Appointor in the instrument appointing the Appointee, to receive notice of meetings of the directors, and notice of meetings of all committees of which the Appointor is a member;

(ii)	to attend and vote as a director at meetings of the directors in the absence of the Appointor;

(iii)	to attend and vote at meetings of all committees of which the Appointor is a member, in the absence of the Appointor;

(v)
if expressly so authorized by the Appointor in the instrument appointing the Appointee, to execute all documents, instruments and writings under the seal of the Corporation or otherwise which the Appointor is authorized to execute on behalf of the Corporation, in substitution for the Appointor, and for the purposes thereof the Appointee will be deemed to be a director. He will not be deemed to be the agent of the Appointor.

(c)
The Appointee will have a separate vote on behalf of each director for whom he is an alternate director. If the Appointee is also a director, the Appointee will be counted separately in determining the quorum of a meeting and will have a separate vote on behalf of each director for whom he is an alternate director in addition to being so counted and voting in his own right as a director.

(d)	The Appointee will not be entitled to be remunerated as an alternate director otherwise than out of the remuneration of the Appointor.

(e)	No person will act as an alternate director unless he qualifies under the Act to act as a director of the Corporation and has consented in writing to his appointment.

(f)	An Appointee's appointment as an alternate director will terminate if:

	(i)	the Appointor gives written notice revoking the Appointee's appointment; or

	(ii)	the Appointee resigns; or

	(iii)	the Appointor ceases for any reason to be a director; or

	(iv)	the Appointee ceases to be qualified under the Act to act as a director; or

	(v)	the term of the Appointee's appointment, if any, expires.

(g)		Any Appointor may make or revoke an appointment of an Appointee by notice in writing delivered to, mailed to or transmitted by telegram, cable or telecopier to the registered office of the Corporation, delivery, postage or transmission charges prepaid.

Section Five

COMMITTEES

5.01 Committee of Directors

(a) The Board may appoint one or more committees of directors, however designated, and delegate to such committee any of the powers of the Board except those which, under the Act, a committee of directors has no authority to exercise.

(b) The directors may by resolution appoint an executive committee to consist of such member or members of their body as they think fit, which committee will have, and may exercise during the intervals between the meetings of the Board, all the powers vested in the Board except the power to fill vacancies in the Board, the power to change the membership of, or fill vacancies in, such committee or any other committee of the Board and such other powers, if any, as may be specified in the resolution. The committee will keep regular minutes of its transactions and will cause them to be recorded in books kept for that purpose, and will report the same to the Board at such times as the Board may from time to time require. The Board will have the power at any time to revoke or override the authority given. to or acts done by the executive committee except as to acts done before such revocation or overriding and to terminate the appointment or change the membership of such committee and to fill vacancies in it. The executive committee may make rules for the conduct of its business and may appoint such assistants as it may deem necessary. A majority of the members of a committee will constitute a quorum thereof.

(c) The directors may from time to time by resolution constitute, dissolve or reconstitute standing committees and other committees consisting of such persons as the Board may determine. Every committee constituted by the Board will have the powers, authorities and discretions delegated to it by the Board (which will not include the power to fill vacancies in the Board and the power to change the membership of or fill vacancies in any committee constituted by the Board or the power to appoint or remove officers appointed by the Board) and will conform to the regulations which may from time to time be imposed upon it by the Board.

(d) The executive committee and any other committee may meet and adjourn as it thinks proper. Questions arising at any meeting will be determined by a majority of votes of the members of the committee present, and in case of an equality of votes the chairman will not have a second or casting vote. A resolution approved in writing by all the members of the executive committee or any other committee will be as valid and effective as if it had been passed at a meeting of such committee duly called and constituted. Such resolution may be in two or more counterparts which together will be deemed to constitute one resolution in writing. Such resolution will be filed with the minutes of the proceedings of the committee and will be effective on the date stated thereon or on the latest date stated in any counterpart.

5.02 Transaction of Business - Subject to the provisions of section 4.07, the powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Canada.

5.03 Audit Committee - When required by the Act, the Board will, and at any other time the Board may, elect annually from among its number an audit committee to be composed of not fewer than three directors of whom a majority will not be officers or employees of the Corporation or its affiliates. The audit committee will have the powers and duties provided in the Act.

5.04 Procedure - Unless otherwise determined by the Board, each committee of directors will have the power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

Section Six

OFFICERS

6.01 Appointment - The Board may from time to time appoint a president, chief executive officer, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and such other officers as the Board may determine, including one or more assistants to any of the officers so appointed. The Board may specify the duties of and, in accordance with this By-Law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to sections 6.02 and 6.03, an officer may but need not be a director and one person may hold more than one office.

6.02 Chairman of the Board - The Board may from time to time also appoint a chairman of the board who will be a director. The chairman of the board will, when present, preside at all meetings of the Board, committees of directors and at all meetings of shareholders. In addition, the Board may assign to him any of the powers and duties that may by the provisions of this by-law be assigned to the managing director or to the president; and he will have such other powers and duties as the Board may specify.

6.03 Managing Director or Chief Executive Officer - The Board may from time to time appoint a managing director who will be a director, or a chief executive officer who need not be a director. Subject to the authority of the Board, he will have general supervision of the business and affairs of the Corporation; and he will, subject to the provisions of the Act, have such other powers and duties as the Board may specify. During the absence or disability of the president, or if no president has been appointed, the managing director or chief executive officer will also have the powers and duties of the president's office.

6.04 President - The Board, from time to time, may appoint a president. The president, in the absence or non-appointment of the chairman of the board, will preside at meetings of the Board and at all meetings of the shareholders. He will have general and active management of the business and affairs of the Corporation, and without limitation to the foregoing:

(a)	he will have general supervision and direction of all the other officers of the Corporation;

(b)
he will submit the annual report of the Board, if any, and the annual balance sheets and financial statements of the business and affairs and reports on the financial position of the Corporation as required by the statutes to the annual general meeting and from time to time will report to the Board on all matters within his knowledge which the interest of the Corporation requires to be brought to their attention; and

(c)	he will be ex-officio a member of all standing committees.

6.05 Vice-President - A vice-president will have such powers and duties as the Board may specify.

6.06 Secretary - The secretary will attend and be the secretary of all meetings of the Board, shareholders and committees of the Board and will enter or cause to be entered in records kept for that purpose minutes of all proceedings thereatand will give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, the auditor and members of the committees of directors. The Secretary will be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose, will have such other powers and duties as the Board may specify.

6.07 Treasurer - The treasurer will keep proper accounting records in compliance with the Act and will be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he will render to the Board whenever required an account of all his transactions as treasurer and of the financial position of the Corporation; and he will have such other powers and duties as the Board may specify.

6.08 Powers and Duties of Other Officers - The powers and duties of all other officers will be such as the terms of their engagement call for or as the Board or the chief executive officer may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the Board otherwise directs.

6.09 Variation of Powers and Duties - The Board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

6.10 Term of Office - The Board, in its discretion, may remove any officer of the Corporation, without prejudice to such officer's rights under any employment contract, otherwise each officer appointed by the Board will hold office until the earlier of the date his resignation becomes effective, the date his successor is appointed or he ceases to be qualified for that office.

6.11 Terms of Employment and Remuneration - The terms of employment and the remuneration of officers appointed by the Board will be settled by it from time to time.

6.12 Conflict of Interest - An officer will disclose his interest in any material contract or proposed material contract with the Corporation in accordance with section 4.17.

6.13 Agents and Attorneys - The Board will have power from time to time to appoint agents or attorneys for the Corporation in or outside of Canada with such powers of management or otherwise, including the power to sub-delegate, as may be thought fit.

6.14 Fidelity Bonds - The Board may require such officers, employees and agents of the Corporation as the Board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the Board may from time to time determine.

Section Seven

PROTECTION OF DIRECTORS. OFFICERS AND OTHERS

7.01 Limitation of Liability - No director will be liable for the acts, receipts, neglects or defaults of any other director or officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation will be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation will be deposited, or for any loss occasioned by any error of judgment or oversight on his part, or for any other loss, damage or misfortune whatever which will happen in the execution of the duties of his office or in relation thereto, unless the same are occasioned by his own wilful neglect or default; provided that nothing herein will relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof.

7.02 Indemnity - Subject to the limitations contained in the Act, and to the extent he is otherwise fairly and reasonably entitled thereto, the Corporation will indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor (or a person who undertakes or has undertaken any liability on behalf of the Corporation or any such body corporate) and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, if:

(a)	he acted honestly and in good faith with a view to the best interests of the Corporation; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

7.03 Insurance - Subject to the limitations contained in the Act, the Corporation may purchase and maintain such insurance for the benefit of its directors and officers as such, as the Board may from time to time determine.

Section Eight

SHARES

8.01 Allotment and Issue - The Board may from time to time allot, or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the Board will determine, provided that no share will be issued until it is fully paid as prescribed by the Act. Subject to the Articles, no holder of any class of share of the capital of the Corporation will be entitled as of right to subscribe for, purchase or receive any part of any new or additional issue of shares of any class, or any bonds, debentures or other securities convertible into shares of any class.

8.02 Commissions - The Board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.03 Registration of Transfer

(a) Subject to the provisions of the Act, no transfer of shares will be registered in a securities register except upon presentation of the certificate representing such shares with a transfer endorsed thereon or delivered therewith duly executed by the registered holder or by his attorney or successor duly appointed, together with such reasonable assurance or evidence of signature, identification and authority to transfer as the Board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the Board, upon compliance with such restrictions on transfer, if any, as are authorized by the Articles, and upon satisfaction of any lien referred to in section 8.05.

(b) The signature of the registered owner of any shares, or of his duly authorized attorney, upon an authorized instrument of transfer will constitute a complete and sufficient authority to the Corporation, its directors, officers and agents to register, in the name of the transferee as named in the instrument of transfer, the number of shares specified therein or, if no number is specified, all the shares of the registered owner represented by share certificates deposited with the instrument of transfer. If no transferee is named in the instrument of transfer, the instrument of transfer will constitute a complete and sufficient authority to the corporation, its directors, officers and agents to register, in the name of the person in whose behalf any certificate for the shares to be transferred is deposited with the Corporation for the purpose of having the transfer registered, the number of shares specified in the instrument of transfer or, if no number is specified, all the shares represented by all share certificates deposited with the instrument of transfer.

(c) Neither the Corporation nor any director, officer or agent thereof will be bound to inquire into the title of the person named in the form of transfer as transferee, or, if no person is named therein as transferee, of the person on whose behalf the certificate is deposited with the Corporation for the purpose of having the transfer registered or be liable to any claim by such registered owner or by any intermediate owner or holder of the certificate or of any of the shares represented thereby or any interest therein for registering the transfer, and the transfer, when registered, will confer upon the person in whose name the shares have been registered a valid title to such shares.

(d) Every instrument of transfer will be executed by the transferor and left at the registered office of the Corporation or at the office of its transfer agent or branch transfer agent or registrar for registration together with the share certificate for the shares to be transferred and such other evidence if any, as the directors or the transfer agent or branch transfer agent or registrar or branch registrar may require to prove the title of the transferor or his right to transfer the shares and the right of the transferee to have the transfer registered. All instruments of transfer where the transfer is registered will be retained by the Corporation or its transfer agent or branch transfer agent or registrar or branch\registrar and any instrument of transfer, where the transfer is not registered, will be returned to the person depositing the same together with the share certificate which accompanied the same when tendered for registration.

(e) There will be paid to the Corporation in respect of the registration of any transfer such sum, if any, as the directors may from time to time determine.

8.04 Transfer Agents and Registrars - The Board may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers and one or more branch transfer agents to maintain branch registers of transfer, but one person may be appointed both registrar and transfer agent. The Board may at any time terminate any such appointment.

8.05 Lien for Indebtedness - If the Articles provide that the Corporation will have a lien on shares registered in the name of a Shareholder indebted to the Corporation, such lien may be enforced, subject to any other provision of the Articles, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, may refuse to register a transfer of the whole or any part of such shares.

8.06 Non-Recognition of Trusts - Subject to the provisions of the Act, the Corporation will treat as absolute owner of the share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership, regardless of any indication to the contrary through knowledge or notice or description in the Corporation's records or on the share certificate.

8.07 Share Certificates - Every holder of one or more shares of the Corporation will be entitled, at his option, to a share certificate, or to a non-transferable written acknowledgement of his right to obtain a share certificate, stating the number and list or series of shares held by him as shown on the securities register.

Share certificates and acknowledgements of a Shareholder's right to a share certificate, respectively, will be in such form as the Board will from time to time approve. Any share certificate will be signed in accordance with section 2.04 and need not be under the corporate seal; provided that, unless the Board otherwise determines, certificates representing shares in respect of which a transfer agent or registrar has been appointed will not be valid unless countersigned by or on behalf of such transfer agent or registrar. The signature of one of the signing officers or, in the case of share certificates which are not valid unless countersigned by or on behalf of a transfer agent or registrar. the signatures of both signing officers, may be printed or mechanically reproduced in facsimile upon share certificates and every such facsimile signature will for all purposes be deemed to be the signature of the officer whose signature it reproduces and will be binding upon the Corporation. A share certificate executed as aforesaid will be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

8.08 Use of Electronic Shares Permitted - Any shareholder requesting same is entitled to receive a physical share certificate which complies with the requirements of the Act. Absent such specific requests however, the Corporation may make use of electronic forms of shares and other securities of the Corporation which also comply with the requirements of the relevant securities regulatory authorities having jurisdiction over the Corporation and providing that such electronic form of shares and other securities also complies with the requirements of the depositary, clearing, and brokerage associations insofar as maintaining a book based system for recording changes in the Corporation's share and other securities registers is concerned.

8.09 Replacement of Share Certificates - The Board or any officer or agent designated by the Board may in its or his discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken or which does not comply as to form with the requirements from time to time of the Act in this regard, on payment of such fee as the Board may direct and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the Board may from time to time prescribe, whether generally or in any particular case.

8.10 Joint Shareholders - If two or more persons are registered as joint holders of any share, the Corporation will not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons will be sufficient delivery to all of them. Anyone of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share. Joint shareholders may collectively designate in writing an address as their recorded address for service of notice and payment of dividends but in default of such designation the address of the first named joint shareholder will be deemed to be the recorded address aforesaid.

8.11 Deceased Shareholders - In the event of the death of a holder, or of one of the joint holders, of any share. the Corporation will not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

Section Nine

DIVIDENDS AND RIGHTS

9.01 Dividends - Subject to the provisions of the Act, the Board may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

9.02 Dividend Cheques - A dividend payable in cash will be paid by cheque drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his recorded address, unless such holder otherwise directs. In the case of joint holders the cheque will, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, will satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

9.03 Non-Receipt of Cheques - In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation will issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the Board may from time to time prescribe, whether generally or in any particular case.

9.04 Record Date for Dividends and Rights - The Board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, provided that, where the Corporation is a distributing corporation for purposes of the Act, notice of any such record date is given not less than seven days before such record date by newspaper advertisement and otherwise in the manner provided in the Act. Where no record date is fixed in advance as aforesaid, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation will be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the Board.

9.05 Unclaimed Dividends - Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable will be forfeited and will revert to the Corporation.

Section Ten

MEETINGS OF SHAREHOLDERS

10.01 Annual Meetings - The annual meeting of shareholders will be held at such time in each year and, subject to the Act and to section 10.04, at such place as the Board, the chairman of the board, the managing director or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

10.02 Special Meetings - The Board, the chairman of the board, the managing director or the president will have power to call a special meeting of shareholders at any time.

10.03 Special Business - All business transacted at a special meeting of shareholders and all business transacted at an annual meeting of shareholders, except consideration of the financial statements, auditors reports, election of directors and reappointment of the incumbent auditors, is deemed to be special business.

10.04 Place of Meeting - Subject to the Articles, meetings of shareholders may be held at Vancouver, British Columbia or such other place or places as the directors in their absolute discretion may determine from time to time.

10.05 Notice of Meeting - Notice of the time and place of each meeting of shareholders will be given in the manner provided in section 12.01 not less than twenty-one nor more than fifty days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date, if any, for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors and re-appointment of the incumbent auditor will state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and will state the text of any special resolution to be submitted to the meeting. A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of or otherwise consent to a meeting of shareholders.

10.06 List of Shareholders Entitled to Notice - For every meeting of shareholders, at any time that the Corporation has more than fifteen shareholders entitled to vote at a meeting of shareholders, the Corporation will prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares entitled to vote at the meeting held by each shareholder. If a record date for the meeting is fixed pursuant to section 10.07 the shareholders listed will be those registered or constructively registered pursuant to the Act at the close of business of the record date, such list to be prepared on a day not later than ten days after such record date. If no record date is fixed, the list of shareholders will be prepared no later than at the close of business on the day immediately preceding the day on which notice of the meeting is given, or where no such notice is given, the day on which the meeting is held. The list will be available for examination by any shareholder during usual business hours at the records office of the Corporation or at the place where the central securities register is kept and at the place where the meeting is held.

10.07 Record Date for Notice - The Board may fix in advance a record date, preceding the date of any meeting of Shareholders by not more than fifty days and not less than twenty-one days for the determination of the shareholders entitled to notice of the meeting, provided that notice of any such record date is given, not less than seven days before such record date, by newspaper advertisement in the manner provided in the Act. If no record date is so fixed, the record date for the determination of the shareholders entitled to notice of the meeting will be the close of business on the day immediately preceding the day on which the notice is given, or if no notice is given, the day on which the meeting is held.

10.08 Meetings Without Notice - A meeting of shareholders may be held without notice at any time and place permitted by the Act:

(a) if all the shareholders entitled to vote thereat are present in person or represented by proxy or if those not present or represented by proxy waive notice of or otherwise consented to such meeting being held, and

(b) if the auditor and the directors are present or waived notice of or otherwise consent to such meeting being held.

At such meeting any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside the Yukon Territory, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, will also be deemed to have consented to the meeting being held at such place.

10.09 Meetings by Telephone - If a majority of the shareholders consent, a shareholder may participate in a meeting of shareholders by means of such telephone or other communications facilities as permit all persons participating in the meeting to hear each other, and a shareholder participating in such a meeting by such consent will be effective whether given before or after the meeting to which it relates.

10.10 Chairman, Secretary and Scrutineers - The chairman of any meeting of shareholders will be the first mentioned of such of the following officers as having been appointed and who is present at the meeting: chairman of the board, president, managing director, or a vice-president. If no such officer is present within fifteen minutes from the time fixed for holding the meeting, the persons present and entitled to vote will choose one of their number to be chairman. If the secretary of the Corporation is absent or otherwise declines to act, the chairman will appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

10.11 Persons Entitled to be Present - The only persons entitled to be present at a meeting of shareholders will be those entitled to vote thereat, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the Articles or By-Laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

10.12 Quorum - Save as herein otherwise provided, a quorum will be two shareholders or proxyholders present representing a minimum of five percent of the issued voting shares in the Corporation. If there is only one shareholder, the quorum is one person present and being, or representing by proxy, such shareholder. The directors, the secretary or, in his absence, an assistant secretary, and the solicitor of the Corporation will be entitled to attend at any general meeting but no such person will be counted in the quorum or be entitled to vote at any general meeting unless he is a shareholder or proxyholder entitled to vote thereat. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting.

10.13 Right to Vote - Record Date for Voting - Subject to the provisions of the Act as to authorized representative of any other body corporate, at any meeting of shareholders in respect of which the Corporation has prepared the list referred to in section 10.06, every person who is named in such list will be entitled to vote the shares shown thereon opposite his name except, where the Corporation has fixed a record date in respect of such meeting pursuant to section 10.07, to the extent that such person has transferred any of his shares after such record date and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, demands not later than ten days before the meeting that his name be included in such list, in which event the transferee alone will be entitled to vote the transferred shares at the meeting. Where no record date for notice has been fixed and no notice of meeting given, or in the absence of a list prepared as aforesaid in respect of a meeting of shareholders, every person will be entitled to vote at the meeting who at the time is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting.

10.14 Proxies

(a) Every shareholder entitled to vote at a meeting of shareholders, may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy will be in writing executed by the shareholder or his attorney and will conform with the requirements of the Act. An instrument of proxy will be valid only at the meeting in respect of which it is given or any adjournment thereof.

(b) Any corporation, other than a Prohibited Corporate Shareholder, which is a shareholder of the Corporation may by resolution of its directors or other governing body authorize such person as it thinks fit to act as its representative at any meeting. The person so authorized will be entitled to exercise in respect of and at such meeting the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Corporation personally present, including, without limitation, the right, unless restricted by such resolution, to appoint a proxyholder to represent such corporation, and will, if present at the meeting, be counted for the purpose of forming a quorum and be deemed to be a member present at the meeting. Evidence of the appointment of any such representative may be sent to the Corporation by written instrument, telegram, telex, facsimile or any method of transmitting legibly recorded messages.

(c) When the Company has more than 10 shareholders it may institute procedures to permit voting on resolutions by proxy by electronic means in compliance with applicable securities legislation.

10.15 Time for Deposit of Proxies - The Board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than forty-eight hours exclusive of non-business days, before which time proxies to be used at such meeting must be deposited. A proxy will be acted upon only if, prior to the time so specified, it will have been deposited by written instrument, telegram, telex, facsimile or any method of transmitting legibly recorded messages with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, unless it has been received by the secretary of the Corporation or by the Chairman of the meeting or any adjournment thereof before the time of voting.

10.16 Joint Shareholders - If two or more persons hold shares jointly, anyone of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares but if two or more of those persons are present in person or represented by proxy and vote, they will vote as one on the shares jointly held by them and in the absence of agreement between those so voting the person named first in the Register will vote the shares.

10.17 Votes to Govern - At any meeting of shareholders every question will, unless otherwise required by the Articles or By-Laws or by law, be determined by the majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chairman of the meeting will be entitled to a second or casting vote.

10.18 Motion - The chairman may propose or second a motion.

10.19 Show of Hands - Subject to the provisions of the Act any question at a meeting of shareholders will bedecided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands, every person who is present and entitled to vote will have one vote. Whenever a vote by show of hands will have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried, an entry to that effect in the minutes of the meeting will be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of such question, and the result of the vote so taken will be the decision of the shareholders upon such question.

10.20 Ballots

(a) On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereof, any shareholder or proxyholder entitled to vote at the meeting may require or demand a ballot. A ballot so required or demanded will be taken in such manner as the chairman will direct. A requirement or demand for a ballot may be withdrawn at any time before the taking of the ballot. If a ballot is taken each person present will be entitled in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the Articles, and the result of the ballot so taken will be the decision of the shareholders upon the said question.

(b) No ballot may be demanded on the election of a chairman. A ballot demanded on a question of adjournment will be taken forthwith. A ballot demanded on any other question will be taken as soon as, in the opinion of the chairman, is reasonably convenient, but in no event later than seven days after the meeting and at such time and place and in such manner as the chairman of the meeting directs. The result of the ballot will be deemed to be the resolution of and passed at the meeting at which the ballot was demanded. Any business other than that upon which the ballot has been demanded may be proceeded with pending the taking of the ballot. In any dispute as to the admission or rejection of a vote the decision of the chairman made in good faith will be final and conclusive.

10.21 Adjournment - If a meeting of shareholders is adjourned for less than thirty days, it will not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that it is adjourned. If a meeting of Shareholders is adjourned by one or more adjournments for an aggregate of thirty days or more, notice of the adjourned meeting will be given as for an original meeting. At any such adjourned meeting no business will be transacted other than business left unfinished at the meeting from which the adjournment took place.

10.22 Resolution in Writing - A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders, and will be held to relate to any date therein stated to be the effective date thereof.

10.23 Only One Shareholder - Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting.

10.24 Only Two Shareholders - Where the Corporation has only two shareholders a quorum for transaction of business at any meeting of shareholders will be one person present in person, being a shareholder entitled to vote thereat, or a duly appointed proxy of such shareholder, holding not less than ten percent of the outstanding shares of the Corporation entitled to vote at the meeting.

Section Eleven

DIVISIONS AND DEPARTMENTS

11.01 Creation and Consolidation of Divisions - The Board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one or more divisions upon such basis, including without limitation, character or type of operation, geographical territory, product manufactured or service rendered, as the Board may consider appropriate in each case. The Board may also cause the business and operations of any such division to be further divided into sub-units and the business and operations of any such divisions or sub-units to be consolidated upon such basis as the Board may consider appropriate in each case.

11.02 Name of Division - Subject to the Act any division or its sub-units may be designated by such name as the Board may from time to time determine and may transact business, enter into contracts, sign cheques and other documents of any kind and do all acts and things under such name, provided that the Corporation will set out its name in legible characters in all contracts, invoices, negotiable instruments and orders for goods or services issued or made by or on behalf of the Corporation. Any such contract, cheque or documents will be binding upon the Corporation as if it had been entered into or signed in the name of the Corporation.

11.03 Officers of Division - From time to time the Board or if authorized by the Board, the president or chief executive officer, may appoint one or more officers for any division, prescribe their powers and duties and settle their terms of employment and remuneration. The Board or, if authorized by the Board, the president or chief executive officer, may remove at its or his pleasure any Officers so appointed, without prejudice to such Officers right under any employment contract. Officers of divisions or their sub-units will not, as such, be officers of the Corporation.

Section Twelve

NOTICES

12.01 Method of Giving Notices - Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the Articles, the By-Laws or otherwise to a shareholder, director, officer, auditor or member of a committee of directors will be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his recorded address by any means of prepaid transmitted or recorded communication. A notice so delivered will be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed will be deemed to have been received by him at the time it would be delivered in the ordinary course of mails; and a notice so sent by any means of transmitted or recorded communication will be deemed to have been given when dispatched or delivered to the appropriate communication corporation or agency or its representative for dispatch. Subject to the Act, a notice of meeting of shareholders will be deemed to have been sent to the Shareholder on the day on which it is deposited in the mail. The secretary may change or cause to be changed the recorded address of any shareholder. director, officer, auditor or member of a committee of directors in accordance with any information believed by him to be reliable.

12.02 Notice to Joint Shareholders - If two or more persons are registered as joint holders of any share, any notice will be addressed to all of such joint holders but notice given to anyone or more of such persons at the recorded address for such joint shareholders will be sufficient notice to all of them.

12.03 Computation of Time - In computing the date when notice must be given under any provision requiring a specified number of days notice of any meeting or other event, the date of giving the notice will be excluded and the date of the meeting or other event in respect of which the notice is being given will be included.

12.04 Undelivered Notices - If any notice given to a shareholder pursuant to section 12.01 is returned on three consecutive occasions because he cannot be found or served or is unknown at his recorded address, the Corporation will not be required to give any further notices to such shareholder until he informs the Corporation in writing of his new recorded address.

12.05 Proof of Service - A certificate of the secretary or other duly authorized officer of the Corporation in office at the time of the making of the certificate, or of any agent of the Corporation as to the facts in relation to the mailing or delivery or sending of any notice to any shareholder, director, the auditors, or conclusive evidence thereof and will be binding on every shareholder. director, the auditors or any officer of the Corporation as the case may be.

12.06 Omissions and Errors - The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of directors or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof will not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

12.07 Persons Entitled by Death or Operation of Law - Every person who by operation of law, transfer, death of a shareholder or any other means whatsoever, will become entitled to any share, will be bound by every notice in respect of such share which will have been duly given to the shareholder from whom he derives his title prior to such person's name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and before his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

12.08 Waiver of Notice - Any shareholder (or his duly appointed proxyholder), director, officer, auditor or member of a committee of directors may at any time waive the sending of any notice, or waive or abridge the time for any notice, required to be given to him under any provision of the Act, the regulations thereunder, the Articles, the By-Laws or otherwise and such waiver or abridgement will cure any default in the giving or the time of such notice, as the case may be. Any such waiver or abridgement will be in writing except a waiver of notice of a meeting of shareholders or of the Board which may be given in any manner.

ENACTED by the Board as at December 31st, 2003.

(signed) Bernhard Zinkhofer
Director

CONFIRMED by the Shareholders in accordance with the Act on December 31st, 2003

__________________________________________
Chairman of the Shareholders' Meeting

104

EXHIBIT 4.1.3
WARRANT AMENDMENT AGREEMENT

THIS AGREEMENT made effective the 4th day of December, 2003

BETWEEN:

INDO-PACIFIC ENERGY LTD. (to be renamed Austral Pacific Energy Ltd.) (the "Company")

AND:

TRANS-ORIENT PETROLEUM LTD., (the "Warrantholder")

WHEREAS:

(A) By agreement dated January 30, 2000 which completed March 28, 2000, the Warrantholder was issued 4,184,224 Class A share purchase warrants which were subsequently consolidated on a 5-for-1 basis (the "Old Warrants") and later revised downwards in exercise price;

(B) The Old Warrants were exerciseable into a common share of the Company plus a Series B warrant to purchase a further common share in certain events;

(C) In consideration of the Warrantholder agreeing to surrender the right to exercise into a Series B warrant in addition to a common share and to increase the exercise price for the common share by US$0.10, the Company has agreed to extend the term of Old Warrants;

NOW THEREFORE THIS AGREEMENT WITNESSES:

1. Agreement to Amend Old Warrant

Effective immediately, the certificate for the Old Warrants is deemed for all purposes to be amended hereby and to be re-issued in the form contemplated by s.2.

2. Form of Amended Warrant

To reflect the amendment of the Old Warrant, the Company agrees to immediately after listing of its common shares on the TSX Venture Exchange, execute, issue and deliver to the Warrantholder the Amended Warrants in the form attached hereto as Schedule "A" which amended warrants shall entitle the purchaser to purchase an aggregate 836,845 common shares of the Company at a price of US$1.50 per share until January 5, 2005. The Warrantholder shall deliver the original certificate representing the Old Warrants to the Company on execution hereof, against delivery of the Amended Warrants.

3.	General

(a) This Agreement shall be deemed to have been made and shall be enforceable under the laws of the Province of British Columbia; and

(b) Each of the parties shall execute such further document and assurances as may be necessary to effect the terms hereof.

IN WITNESS WHEREOF the parties have caused this Warrant Amendment Agreement to be executed as of February 23, 2004 with effect as of the date first above written.

INDO-PACIFIC ENERGY LTD., (to be renamed Austral Pacific Energy Ltd.)

Per: __________________________
Authorized Signatory

TRANS-ORIENT PETROLEUM LTD.

Per: __________________________
Authorized Signatory

SCHEDULE "A"

AMENDED SHARE PURCHASE WARRANT CERTIFICATE

VOID AFTER THE CLOSE OF BUSINESS
IN VANCOUVER, BRITISH COLUMBIA ON JANUARY 5, 2005

SHARE PURCHASE WARRANT TO PURCHASE 836,845 COMMON SHARES OF
AUSTRAL PACIFIC ENERGY LTD.
(FORMERLY INDO-PACIFIC ENERGY LTD.)
[Incorporated (by Continuance) under the Business Corporations Act (Yukon)]

THIS IS TO CERTIFY THAT, for value received, Trans Orient Petroleum Ltd. (the "Holder") is entitled to purchase 836,845 fully paid and non-assessable common shares of AUSTRAL PACIFIC ENERGY LTD. (herein called the "Corporation") as such shares were constituted on December 4, 2003, at any time up to the close of business at the City of Vancouver, Province of British Columbia, on January 5, 2005 at a price of US$1.50 per share upon and subject to the terms and conditions hereof. After the close of business on January 5, 2005 these Share Purchase Warrants shall expire and all rights attributable to them will be void.

This Warrant may be exercised 1) at the offices of the Company, 284 Karori Road, P.O. Box 17-258 Karori, Wellington, New Zealand, or 2) at the offices of the Company's lawyers, 1500 - 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7, by delivery of this Warrant and applicable exercise proceeds.

"The securities represented by this Certificate are subject to a hold period and may not be traded in British Columbia until September 6, 2003 except as permitted by the Securities Act (British Columbia) and the Regulations thereunder."

This Warrant is not transferable except with the consent of the Corporation (which may require evidence of compliance of the transferor and transferee with applicable securities laws) and is issued subject to the Terms and Conditions appended hereto.

IN WITNESS WHEREOF the Corporation has caused this Warrant to be executed by a duly authorized officer.

DATED: March 4, 2004 with effect from December 4, 2003

AUSTRAL PACIFIC ENERGY LTD.

Per: __________________________
Authorized Officer

(SEE TERMS AND CONDITIONS ATTACHED HERETO)

TERMS & CONDITIONS FOR AMENDED WARRANTS

Terms and Conditions attached to the Share Purchase Warrant (Amended) originally issued by AUSTRAL PACIFIC ENERGY LTD. on March 20, 2002 to the Warrant Holder and which amendments are dated for reference on December 4, 2003.

ARTICLE ONE - INTERPRETATION

Section 1.01 - Definitions: In these Terms and Conditions, unless there is something in the subject matter or context inconsistent therewith:

(a)
"Corporation" means AUSTRAL PACIFIC Energy Ltd. until a successor corporation shall have become such in the manner prescribed in Article 6, and thereafter "Corporation" shall mean such successor corporation;

(b)	"Corporation's Auditors" means an independent firm of accountants duly appointed as auditors of the Corporation;

(c)
"Director" means a Director of the Corporation for the time being, and reference, without more, to action by the Directors of the Corporation as a Board, or whenever duly empowered, action by an executive committee of the Board;

(d)
"herein", "hereby" and similar expressions refer to these Terms and Conditions as the same may be amended or modified from time to time; and the expression "Article" and "Section" followed by a number refer to the specified Article or Section of these Terms and Conditions;

(e)	"person" means an individual, corporation, partnership, trustee or any unincorporated organization and words importing persons have a similar meaning;

(f)	"Shares" means the common shares in the capital of the Corporation as constituted at the date hereof and any shares resulting from any subdivision or consolidation of the Shares;

(g)	"Transfer Agent" means the trust company duly appointed as the Registrar and Transfer Agent of the Corporation;

(h)	"Warrant" means a share purchase warrant of the Corporation issued and presently authorized, as set out in Section 2.01 hereof;

(i)	"Warrant Certificate" means the certificate to which these Terms and Conditions are attached;

(j)	"Warrant Holder" or "Holder" means the person named as such on the Warrant Certificate;

(k)	Words importing the singular number include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders.

Section 1.02 - Interpretation Not Affected by Headings: The division of these Terms and Conditions into Articles and Sections, and the insertion of headings are for convenience of reference only and shall not affect the construction of interpretation thereof.

Section 1.03 - Applicable Law: The terms hereof and of the Warrant shall be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable thereto.

ARTICLE TWO - ISSUE OF WARRANTS

Section 2.01 - Issue of Warrants: A Warrant as dated above entitling the Holder to purchase the aggregate of number of Shares referred to on the Warrant Certificate is hereby authorized to be issued by the Corporation.

Section 2.02 - Additional Warrants: The Corporation may at any time and from time to time do further equity or debt financing and may issue additional Shares, warrants or grant options or similar rights to purchase Shares which financings and issuances shall not give rise to any adjustment under this Warrant.

Section 2.03 - Issue in Substitution for Lost Warrants:

(a)
If the Warrant Certificate becomes mutilated, lost, destroyed or stolen, the Corporation shall issue and deliver a new Warrant Certificate of like date and tenor as the one mutilated, lost, destroyed or stolen, in exchange for and in place of and upon cancellation of such mutilated, lost, destroyed or stolen Warrant Certificate.

(b)
The Holder shall bear the cost of the issue of a new Warrant Certificate hereunder and in the case of the loss destruction or theft of the Warrant Certificate, shall furnish to the Corporation such evidence of loss, destruction, or theft as shall be satisfactory to the Corporation in its discretion and the Corporation may also require the Holder to furnish indemnity in an amount and form satisfactory to the Corporation in its discretion, and shall pay the reasonable charges of the Corporation in connection therewith.

Section 2.04 - Warrant Holder Not a Shareholder: The Warrant shall not constitute the Holder a shareholder of the Corporation, nor entitle it to any right or interest in respect thereof except as may be expressly provided in the Warrant.

ARTICLE THREE - TRANSFER

Section 3.01 - Transfer of the Warrant: The Warrant Certificate is transferable with the consent of the Corporation which may require evidence of compliance by the transferor and transferee with applicable securities laws.

ARTICLE FOUR - EXERCISE OF THE WARRANT

Section 4.01 - Method of Exercise of The Warrant: The right to purchase shares conferred by the Warrant Certificate may be exercised, prior to its expiry time, by the Holder surrendering it, with a duly completed and executed subscription in the form attached thereto and cash or a certified cheque payable to or to the order of the Corporation, at par in Vancouver, British Columbia, for the purchase price applicable at the time of surrender in respect of the shares subscribed for in lawful money of Canada, to the offices noted on the face page of the Warrant.

Section 4.02 - Effect of Exercise of the Warrant:

(a)	Upon surrender and payment as aforesaid the Shares so subscribed for shall be issued and the Holder shall become the holder of record of such Shares on the date of such surrender and payment.

(b)	Within ten business days after surrender and payment as aforesaid, the Corporation shall forthwith cause to be delivered to the Holder a certificate for the Shares purchased as aforesaid.

Section 4.03 - Subscription for Less than Entitlement: The Holder may subscribe for and purchase a number of Shares less than the number which it is entitled to purchase pursuant to the surrendered Warrant Certificate. In the event of any purchase of a number of Shares less than the number which can be purchased pursuant to the Warrant Certificate, the Holder shall be entitled to receive a new Warrant Certificate in respect of the balance of the Shares which it was entitled to purchase pursuant to the surrendered Warrant Certificate and which were not then purchased.

Section 4.04 - Expiration of the Warrant: After the expiration of the period within which the Warrant Certificate is exercisable, all rights thereunder shall wholly cease and terminate and the Warrant shall be void and of no effect.

Section 4.05 - Exercise Price: The price per Share which must be paid to exercise a Warrant is as set forth on the face of the Warrant Certificate.

Section 4.06 - Adjustment of Exercise Price:

The number of Shares deliverable upon the exercise of a Warrant shall be subject to adjustment in the events and in the manner following:

(a)
In the event of any subdivision or subdivisions of the Shares as such are constituted on the date hereof at any time while the Warrant is outstanding into a greater number of Shares, the Corporation will thereafter deliver at the time of purchase of Shares under the Warrant, in addition to the number of Shares in respect of which the right to purchase is then being exercised, such additional number of Shares as result from said subdivision or subdivisions without the Holder making any additional payment or giving any other consideration therefore.

(b)
In the event of any consolidation or consolidations of the Shares as such are constituted on the date hereof at any time while the Warrant is outstanding, into a lesser number of Shares, the Corporation shall thereafter deliver and the Holder shall accept, at the time of purchase of Shares under the Warrant, in lieu of the number of Shares in respect of which the right to purchase is then being exercised, the lesser number of Shares as result from such consolidation or consolidations.

(c)
In the event of any change of the Shares as such are constituted on the date hereof at any time while the Warrant is outstanding, the Corporation shall thereafter deliver at the time of purchase of Shares under the Warrant the number of Shares of the appropriate class resulting from the said change as the Holder would have been entitled to receive in respect of the number of Shares so purchased had the right to purchase been exercised before such change.

(d)
In the event of any capital reorganization or reclassification of the Shares (other than a change in the par value thereof) of the Corporation or in the event of any merger or amalgamation of the Corporation with or into any other company or in the event of any sale of the assets of the Corporation as or substantially as an entirety, then the Holder shall thereafter have the right to purchase and receive, in lieu of the Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Warrant, the kind and amount of Shares and other securities and property receivable upon such capital reorganization, reclassification, merger, amalgamation or sale which the Holder of a number of Shares equal to the number of Shares purchasable and receivable upon the exercise of the rights represented by the Warrant would have received as a result of such.

The subdivision or consolidation of Shares at any time outstanding into a greater or lesser number of Shares (whether with or without par value) shall not be deemed to be a capital reorganization or a reclassification of the capital of the Corporation for the purposes of this paragraph (d).

(e)
If the Corporation at any time while the Warrant is outstanding pays any stock dividend or makes any distribution to its shareholders payable in Shares, the Corporation shall thereafter deliver at the time of purchase of Shares under the Warrant, in addition to the number of Shares in respect of which the right of purchase is then being exercised, an additional number of Shares of the appropriate class as would have been payable on the Shares so purchased if they had been outstanding on the record date for the payment of such stock dividend.

(f)	The adjustments provided for in this Section are cumulative.

(g)
The Corporation shall not be required to issue fractional Shares or other securities in satisfaction of its obligations hereunder. If any fractional interest in a Share or other security would, except for the provisions of this paragraph (g), be deliverable upon the exercise of the Warrant, the Corporation shall, at its option, in lieu of delivering a fractional Share or other security therefore, satisfy the right to receive such fractional interest by payment to the Holder of an amount in cash equal (computed in the case of a fraction of a cent to the next lower cent) to the current market value of the right to subscribe for such fractional interest (computed on the basis of the last sale price of Shares of the Corporation on the OTC Bulletin Board or other market, exchange or quotation service where the Shares are quoted (and where more than one, the one where volume is generally greater) preceding the day on which such exercise takes place or, if no such price is available, at the fair market value thereof as determined by the Corporation's Auditors).

Section 4.07 - Determination of Adjustments: If any questions shall at any time arise with respect to the exercise price, such question shall be conclusively determined by the Corporation's Auditors, or, if they decline to so act any other firm of Chartered Accountants, in Vancouver, that the Corporation may designate and who shall have access to all appropriate records and such determination shall be binding upon the Corporation and the Holders.

ARTICLE FIVE - COVENANTS BY THE CORPORATION

Section 5.01 - Reservation of Shares: The Corporation will reserve and there will remain unissued out of its authorized capital a sufficient number of Shares to satisfy the rights of purchase provided for in the Warrant Certificate.

ARTICLE SIX - MERGER AND SUCCESSORS

Section 6.01 - Corporation May Consolidate, etc. on Certain Terms: Nothing herein contained shall prevent any amalgamation or merger of the Corporation with or into any other corporation or corporations, or a conveyance or transfer of all or substantially all the properties and estates of the Corporation as an entirety to any corporation lawfully entitled to acquire and operate same; provided however that the corporation formed by such amalgamation or merger or which acquires by conveyance or transfer all or substantially all the properties and estates of the Corporation as an entirety shall be a corporation organized and existing under the laws of Canada or of the United States of America, or any Province, State, District or Territory thereof, and shall, simultaneously with such amalgamation, merger, conveyance or transfer, assume the due and punctual performance and observance of all the covenants and conditions hereof to be performed or observed by the Corporation.

Section 6.02 - Successor Corporation Substituted: In case the Corporation, pursuant to Section 6.01 shall be amalgamated or merged with or into any other corporation or corporations, or shall convey or transfer all or substantially all of its properties and estates as an entirety to any other corporation, the successor corporation formed by such consolidation or amalgamation, or into which the Corporation shall have been amalgamated or merged or which shall have received a conveyance or transfer as aforesaid, shall succeed to and be substituted for the Corporation hereunder. Such changes in phraseology and form (but not in substance) may be made in the Warrant Certificate and herein as may be appropriate in view of such amalgamation, merger or transfer.

SUBSCRIPTION FORM

TO: AUSTRAL PACIFIC ENERGY LTD.

The undersigned being the bearer of the within Warrant Certificate, hereby subscribes for ________ of the common shares referred to in the said Warrant Certificate according to the conditions thereof and herewith makes payment of the purchase price in full for the said number of shares.

The undersigned hereby directs that the shares hereby subscribed for be issued and delivered as follows:

NAME(S) IN FULL	ADDRESS	NUMBER OF SHARES

DATED this _________ day ________ of , 20 ______.

SIGNATURE ___________________

Karori, Wellington
New Zealand

The undersigned being the registered holder of the within Warrant Certificate, hereby subscribes for _____________ of the common shares referred to in the said Warrant Certificate according to the conditions thereof and herewith makes payment of the purchase price in full for the said number of shares.

The undersigned hereby directs that the shares hereby subscribed for be issued and delivered as follows:

NAME(S) IN FULL	ADDRESS	NUMBER OF SHARES

DATED this          day of             20,

SIGNATURE ______________________________

NOTE: ANY SECURITES ACQUIRED PURSUANT TO THIS WARRANT CERTIFICATE ON OR PRIOR TO A  DATE WHICH IS FOUR MONTHS PLUS ONE DAY FROM THE DATE OF ISSUANCE WILL BE SUBJECT TO  A HOLD PERIOD EXPIRING ON SUCH DATE.

112

EXHIBIT 4.5.2

FORM OF SHARE EXCHANGE AGREEMENT

SHARE EXCHANGE AGREEMENT

DATE:           12 November 2003

PARTIES:

THE "SUBSCRIBER" being the person whose name and details are set out in the attestation section of this Agreement (and if more than one person then those persons jointly and severally)

INDO-PACIFIC ENERGY (NZ) LIMITED, a company incorporated under the laws of New Zealand ("the Company")

INDO-PACIFIC ENERGY LTD., a company incorporated under the laws of the Yukon Territory, Canada ("the Parent")

BACKGROUND:

A	On 13 June 2003 the parties entered into a Subscription Agreement pursuant to which the Subscriber holds the number of SC Shares in the Company set out in Schedule A.

B
The parties agree that the Subscriber will transfer these SC Shares to the Parent in exchange for the issue by the Parent to the Subscriber of the number of Common Shares in the Parent set out in Schedule A together with the issue to the Subscriber of the number of options to purchase additional Common Shares in the Parent as set out in Schedule A and otherwise on the terms and conditions set out in Schedule B.

C	It is intended that upon settlement under this Share Exchange Agreement, all the rights and obligations of the parties under the Subscription Agreement shall terminate.

OPERATIVE PROVISIONS:
1. Interpretation

1.1	In this Agreement the following words shall have the meaning set out below:

	(a)	"Agreement" means this Share Exchange Agreement.

	(b)	"Common Shares" means common shares without par value in the capital stock of the Parent.

	(c)	"Options" means options to subscribe for Common Shares in the Parent under a Share Purchase Warrant to be issued by the Parent pursuant to this Agreement.

	(d)	"SC Shares" means the convertible redeemable shares in the capital of the Company issued pursuant to the Subscription Agreement.

	(e)	"Share Purchase Warrant" means a warrant to be issued by the Parent to create the Options, substantially in the form set out in Schedule B.

	(f)	"Subscription Agreement" means the agreement between the parties dated 13 June 2003 relating to the subscription for SC Shares in the capital of the Company.

	(g)	"Working Day" means a day when registered banks are customarily open for business in

Wellington and in Auckland, New Zealand.

1.2	In the interpretation of this Agreement:

	(a)	References to the singular shall include the plural or reference to the masculine shall include the neuter and feminine genders and vice versa.

	(b)	References to the parties include (and as so far as consistent with the provisions of this Agreement) their respective successors and permitted assigns;

	(c)	A reference to any legislation includes a modification and re-enactment of legislation enacted in substitution for, and a regulation, order-in-council and other instrument from time to time issued or made under, that legislation;

	(d)	A reference to a clause is to a clause in this Agreement;

	(e)	Headings to clauses are included for the purpose of ease of reference only and shall not have any effect on construction and interpretation;

	(f)	A reference to "including" shall not be interpreted as excluding any other matter or thing;

	(g)	All monetary amounts are in New Zealand Dollars except as expressly noted.

2. Condition

2.1
This agreement is conditional upon the Parent being granted a listing on the TSX Venture Exchange, and a listing on the New Zealand Stock Exchange as an Overseas Listed Issuer (as defined in the Listing Rules of the New Zealand Stock Exchange), and the Common Shares being accepted for quotation on the New Zealand Stock Exchange.

2.2	If the conditions set out in clause 2.1 have not been fulfilled by 31 May 2004 then this agreement will terminate.

3.	Agreement to Exchange Shares

3.1
The Subscriber agrees to transfer to the Parent all the SC Shares held by the Subscriber in exchange for the issue by the Parent to the Subscriber of Common Shares (in the proportion set out in clause 3.2) and the issue by the Parent to the Subscriber of the Options (in the proportion and on the terms and conditions referred to in clause 4).

3.2
The number of Common Shares to be issued to the Subscriber shall be in the proportion of one Common Share for every 1.35 SC Shares held by the Subscriber, rounded up to the next whole number of Common Shares in the event of fractions.

3.3	The Common Shares shall, on issue, rank equally in all respects with the other Common Shares then on issue except that:

(a) The Common Shares shall not be transferable to any other person until four months after the Common Shares are issued to the Subscriber; and

(b) The Certificates issued by the Parent is respect of the Common Shares shall bear a restricted period legend reflecting paragraph (a) above if the Parent so determines;

(c)
The Parent may make a notation on its records or give instruction to the applicable Registrar and Transfer Agent of the Parent in order to implement the restrictions on transfer set forth in paragraph (a) above.

4.	Options

4.1
At the time of issue of the Common Shares to the Subscriber pursuant to this Agreement, the Parent shall also issue to the Subscriber the number of Options set out in Schedule A, issued in the proportion of one Option for every two Common Shares issued to the Subscriber pursuant to this Agreement, rounded up to the next whole number of Options in the event of fractions.

4.2	The Options shall be issued in the form of a Share Purchase Warrant containing the terms and conditions set out in Schedule B.

4.3	The Options and any Common Shares underlying the Options shall not be transferable to any other person until four months after the Options are issued to the Subscriber.

5.	Settlement

5.1	Settlement shall take place within 7 days after the date that this Agreement becomes unconditional.

5.2
On the date of settlement the Subscriber will hand to the Parent a duly completed transfer of the SC  Shares, and the Parent shall hand to the Subscriber satisfactory evidence of the issue to the  Subscriber of the Common Shares and Options.

5.3	The Company undertakes to register the transfer of the SC Shares from the Subscriber to the Parent upon presentation to the Company of the duly completed security transfer form.

5.4	At the time of settlement all the rights and obligations of the parties under the Subscription Agreement shall terminate.

6.	Representations and Warranties of the Subscriber

6.1	The Subscriber warrants and represents to the Parent as follows:

(a) The details provided in Schedule A concerning the number of SC Shares held by the Subscriber, and which are subject to this Agreement, are true, accurate and complete;

(b)	The Subscriber's principal business is the investment of money, or in the course of and for the purposes of his business, the Subscriber habitually invests money;

(c)
The Subscriber is aware that the issue of the Common Shares which are the subject of this Agreement is being made pursuant to applicable exemptions from the prospectus or equivalent requirements of all legislation of any kind whatsoever (the "Securities Rules") of all jurisdictions applicable to the offer of securities and the Subscriber is knowledgeable of, or has been independently advised as to, the applicable Securities Rules;

(d)	The Subscriber is not accepting the issue of the Common Shares with a view to offering them to the public anywhere in the world;

(e)
The Subscriber will not resell or otherwise dispose of any of the Common Shares in a manner which would cause the Company or the Parent to be in breach of the laws, rules or regulations of any applicable jurisdiction;

(f)
The Subscriber has, in entering into this Agreement, relied solely on his own judgment and investigations and not in reliance on any representations, warranties, statements or otherwise made by the Company or the Parent, or any of their respective directors, officers, employees, professional advisers consultants and agents to the Subscriber or to any other person; and all such representations and warranties whether expressed or implied are hereby expressly excluded;

(g)	If the Subscriber is not a natural person entering into this Agreement on his own behalf, the Subscriber:

	(i)	Has full power and authority to enter into, and perform its obligations under this Agreement,

	(ii)	Has taken all necessary corporate and other action to enable it to do so; and

	(iii)	Its obligations hereunder are valid and binding on it;

(h)
The entry into, and performance by the Subscriber of his obligations hereunder does not require any consent, approval of, or filing with, any governmental or regulatory agency or authority in any jurisdiction;

United States Securities Laws

(i)
The Subscriber is not a "U.S. Person" (as that term is defined in Regulation S under the  United States Securities Act of 1933, as amended). This will include (a) any natural person  resident in the United States; (b) any partnership or corporation organized or incorporated  under the laws of the United States; (c) any trust of which any trustee is a U.S. person; (d)  any partnership or corporation organized outside the United States by a U.S. person  principally for the purpose of investing in securities not registered under the United States  Securities Act of 1933, unless it is organized or incorporated, and owned, by accredited  investors;

(j)
The Subscriber is not acquiring the Common Shares either directly or indirectly, for the account or benefit of a U.S. Person and the Subscriber has not entered into any agreement, arrangement or understanding (either written or oral) with any U.S. Person or a person in the United States respecting:

(i)	The transfer or assignment of any rights or interests in any of the Common Shares;

(ii)	The division of profits, losses, fees, commissions, or any financial stake in connection with the Common Shares; and

(iii)	The voting of the Common Shares;

(k)	The Subscriber has no intention to distribute, either directly or indirectly, any of the Common Shares in the United States or to U.S. Persons;

(l)
The current structure of this transaction and all transactions and activities contemplated hereunder is not, to the best of the knowledge and belief of the Subscriber, a scheme to avoid the registration requirements of the United States Securities Act of 1933;

Canadian Securities Laws
(m)
The Subscriber acknowledges that the Subscriber is potentially acquiring the Common Shares in a transaction wholly outside of Canada but for greater certainty also acknowledges that the Subscriber is an "accredited investor" as defined in Multilateral Instrument 45-103 Capital Raising Exemption 1 (the "Instrument") promulgated under the Securities Act (British Columbia) and the Securities Act (Alberta) (each, an "Act"): and

Natural Persons

	(1)	If the Subscriber is a natural person, he or she is an individual:

(i)
Who beneficially owns, or together with a spouse beneficially owns, directly or indirectly, financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CND$1,000,000; and

(ii)
Whose net income before taxes exceeded CND$200,000 in each of the two most recent years or whose net income before taxes combined with that of a spouse exceeded CND$300,000 in each of those years and who, in either case, has a reasonable expectation of exceeding the same net income level in the current year: and

Other Persons

	(2)	If the Subscriber is not a natural person, it is:

(i)
A company or other body corporate, limited partnership, limited liability partnership, trust or estate, other than a mutual fund or non-redeemable investment fund, that had net assets of at least CND$5,000,000 as shown in its most recently prepared financial statements; or

(ii) A person or company in respect of which all of the owners of interests, direct or indirect, legal or beneficial, are persons or companies that are accredited investors: and

Mutual Funds and Investment Funds

	(3)	If the Subscriber is a mutual fund or non-redeemable investment fund, it is:

(i) A mutual fund or non-redeemable investment fund that, in the local jurisdiction, distributes its securities only to persons or companies that are accredited investors; or

(ii) A mutual fund or non-redeemable investment fund that, in the local jurisdiction,

____________________________
1 The Rule defines the term (i) "financial assets" as cash or securities, (ii) "related liabilities" as liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets or liabilities that are secured by financial assets, (iii) "spouse" as, in relation to an individual, another individual to whom that individual is married and is not living separate and apart within the meaning of the Divorce Act (Canada) or is living and cohabiting within a marriage-like relationship, including a marriage-like relationship between persons of the same gender. Terms used herein which are defined in National Instrument 14-101 (the "National Instrument") as adopted by the Commissions have the meaning given to them in the National Instrument and terms used herein which are defined in the Acts have the meaning given to them in the Acts. Reference should be made to the Instrument itself for the complete text of the Instrument, including other definitions, and to the Companion Policy to the Instrument for matters of interpretation and application.

distributes its securities under a prospectus that has been registered in accordance with the laws of that jurisdiction.

British Columbia Instrument 72-503

(n)	The Subscriber is not resident in British Columbia.

(o)	The Subscriber acknowledges that:

	(i)	no securities commission or similar regulatory authority has reviewed or passed upon the merits of the Common Shares and Options;

	(ii)	there is no government or other insurance covering the Common Shares and Options;

	(iii)	there are risks associated with the purchase of the Common Shares and Options;

(iv)
there are restrictions on the Subscriber's ability to resell the Common Shares and Options, and it is the responsibility of the Subscriber to find out what those restrictions are and to comply with them before selling the Common Shares and Options; and

(v)
The Parent has advised the Subscriber that the Parent is relying on an exemption from the requirement to provide the Subscriber with a prospectus and to sell the Common Shares and Options through a person registered to sell securities under the Securities Act (British Columbia) and, as a consequence of acquiring the Common Shares and Options pursuant to this exemption, certain protections, rights and remedies provided by the Securities Act (British Columbia), including statutory rights of rescission or damages, will not be available to the Subscriber.

7.	Representations and warranties of the Company and the Parent

7.1	The Company warrants and represent to the Subscriber as follows:

	(a)	The Company has full power and authority to enter into, and perform its obligations under this Agreement,

	(b)	The Company has taken all necessary corporate and other action to enable it to do so; and

	(c)	The Company's obligations hereunder are valid and binding on it.

7.2	The Parent warrants and represent to the Subscriber as follows:

	(a)	The Parent has full power and authority to enter into, and perform its obligations under this Agreement,

	(b)	The Parent has taken all necessary corporate and other action to enable it to do so; and

	(c)	The Parent's obligations hereunder are valid and binding on it.

7.3	Except as expressly set forth in this clause, any and all representations and warranties, whether expressed or implied, by or on behalf of the Company and the Parent are hereby expressly excluded.

8.	No Waiver

.1	No failure or delay on the part of a party in exercising any power or right under this Agreement shall operate as a waiver nor shall any single or partial exercise of such right or power preclude any other or future exercise of the same or any other right.

9.	Assignment

9.1
This Agreement and the rights and obligations under this Agreement are personal to the parties and such rights shall not be assignable except with the prior written consent of the other which may be withheld without giving any reason.

10.	Notices

10.1
All notices or other communications required or permitted to be given under this Agreement shall be given at the recipient's address set down in this Agreement, as the case may be (or such other address as that party may have specified in writing to the others) and shall be deemed to have been duly given or made:

(a) In the case of communication by letter sent within New Zealand, on the second Working Day after being posted by mail correctly addressed and stamped;

(b)
In the case of a communication sent from a place outside New Zealand to New Zealand or from New Zealand to a place outside New Zealand, on the seventh Working Day after being posted by mail correctly addressed and stamped with first class air mail postage;

(c) If given by hand, on personal delivery to the recipient or to such address; and

(d) In the case of a communication by facsimile, when transmitted with no indication of incomplete transmission to the recipient's facsimile number,

PROVIDED THAT if a communication is given by hand or by facsimile after 5pm on a Working Day or on a day which is not a Working Day it shall be deemed to have been received at 9am on the next following Working Day.

11.	Amendments

11.1	This Agreement may not be altered except by written agreement of the parties.

12.	Governing Law

12.1	This Agreement shall be governed by, and construed in accordance with, the laws of New Zealand.

Executed as an agreement:

INDO-PACIFIC ENERGY (NZ) LIMITED By: ___________________________ Director	Address for Communications: Indo-Pacific Energy (NZ) Limited Indo-Pacific House 284 Karori Road PO Box 17258 Wellington, New Zealand Attention: The Company Secretary Facsimile Number: + 64 4 476-0120
INDO-PACIFIC ENERGY LTD. By: ___________________________ Director	Address for Communications: Indo-Pacific Energy Ltd. Indo-Pacific House 284 Karori Road PO Box 17258 Wellington, New Zealand Attention: The Company Secretary Facsimile Number: + 64 4 476-0120
INDIVIDUAL SUBSCRIBERS: _____________________________ Signature _____________________________ Signature	OTHER SUBSCRIBERS: _____________________________ Print full name of Subscriber By: _____________________________ Authorised Person
Address for Communications with Subscriber:

SCHEDULE A

Name of Subscriber:
No. of SC Shares:	in words ( in figures)
No. of Common Shares:	in words ( in figures)
No. of Options:	in words ( in figures)

SCHEDULE B

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THESE SECURITIES SHALL NOT TRADE THESE WARRANTS NOR THE SECURITIES ISSUABLE ON EXERCISE HEREOF BEFORE [THE DATE WHICH IS FOUR MONTHS PLUS ONE DAY FROM THE BELOW NOTED DATE OF ISSUANCE HEREOF]

COMMON SHARE PURCHASE WARRANT CERTIFICATE

VOID AFTER THE CLOSE OF BUSINESS IN WELLINGTON, NEW ZEALAND ON THE FIRST ANNIVERSARY OF THE DATE OF ISSUANCE]

SHARE PURCHASE WARRANT TO PURCHASE [NO. OF SHARES] COMMON SHARES OF INDO-PACIFIC ENERGY LTD.
[Incorporated (by Continuance) under the Business Corporations Act (Yukon)]

THIS IS TO CERTIFY THAT, for value received, [Name of Subscriber] (the "Holder") is entitled to purchase [No. of shares] fully paid and non-assessable common shares of INDO-PACIFIC ENERGY LTD (herein called the "Corporation") as such shares were constituted on the Date of Issuance , at any time up to the close of business at the city of ,Wellington New Zealand, on the First Anniversary of the Date of Issuance at a price of NZ$1.85 per share, upon and subject to the terms and conditions hereof. After the close of business on the First Anniversary of the Date of Issuance, these Share Price Warrants, if not previously exercised, shall expire and all rights attributable to them will be void.

This Warrant may be exercised by delivery of this certificate along with certified exercise funds to the Corporation at its offices at 284 Karori Road, Kaori, Wellington, New Zealand

In the event of a request to transfer of this Warrant, the Corporation may require evidence of compliance of the transferor and transferee with applicable securities laws prior to registering a transfer.

This Warrant is issued subject to the Terms and Conditions appended hereto.

IN WITNESS WHEREOF the Corporation has caused this Warrant to be executed by a duly authorised officer on the Date of Issuance which shall remain fixed notwithstanding any transfer or reissue of this Warrant or part thereof..

Date of Issuance:	2003

INDO-PACIFIC ENERGY LTD.

Per: ________________________
Authorised Officer

(SEE TERMS AND CONDITIONS ATTACHED HERETO)

TERMS & CONDITIONS FOR WARRANTS

Terms and Conditions attached to the Share Purchase Warrant issued by INDO-PACIFIC ENERGY LTD. To the Warrant Holder and bearing the Date of Issuance of XX]

ARTICLE ONE – INTERPRETATION

Section 1.01 – Definitions: In these Terms and Conditions, unless there is something in the subject matter or context inconsistent therewith:

(a)
"Corporation" means Indo-Pacific Energy Ltd until a successor corporation shall have become such in the manner prescribed in Article 6, and thereafter "Corporation" shall mean such successor corporation;

(b)	"Corporation's Auditors" means an independent firm of accountants duly appointed as auditors of the Corporation;

(c)
"Director" means a Director of the Corporation for the time being, and reference, without more, to action by the Directors of the Corporation as a Board, or whenever duly empowered, action by an executive committee of the Board;

(d)
"herein", "hereby" and similar expressions refer to these Terms and Conditions as the same may be amended or modified from time to time; and the expression "Article" and "Section" followed by a number refer to the specified Article or Section of these Terms and Conditions;

(e)	"person" means an individual, corporation, partnership, trustee or any unincorporated organisation and words importing persons have a similar meaning;

(f)
"Shares" means the common ( also referred to as ordinary) shares in the capital of the Corporation as constituted at the date hereof and includes any shares resulting from any subdivision or consolidation of the Shares;

(g)	"Transfer Agent" means one or more companies duly appointed from time to time as a Registrar and Transfer Agent(s) of the Corporation;

(h)	"Warrant" means a share purchase warrant of the Corporation issued and presently authorised, as set out in Section 2.01 hereof;

(i)	"Warrant Certificate" means the certificate to which these Terms and Conditions are attached;

(j)	"Warrant Holder" or "Holder" means the person named as such on the Warrant Certificate;

(k)	Words importing the singular number include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders.

Section 1.02 – Interpretation Not Affected by Headings: The division of these Terms and Conditions into Articles and Sections, and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation thereof.

Section 1.03 – Applicable Law: The terms hereof and of the Warrant shall be construed in accordance with the laws of the Yukon Territory and the laws of Canada applicable thereto.

ARTICLE TWO – CREATION AND ISSUE OF WARRANTS

Section 2.01 – Creation and Issue of Warrants: A Warrant as dated above entitling the Holder to purchase the aggregate of number of Shares referred to on the Warrant Certificate is hereby authorised to be issued by the Corporation.

Section 2.02 – Additional Securities Permitted : The Corporation may at any time and from time to time do further equity or debt financing and may issue additional Shares, warrants or grant options or similar rights to purchase Shares which financings and issuances shall not give rise to any adjustment under this Warrant.

Section 2.03 – Issue in Substitution for Lost Warrants:

(a)
If the Warrant Certificate becomes mutilated, lost, destroyed or stolen, the Corporation shall issue and deliver a new Warrant Certificate of like date and tenor as the one mutilated, lost, destroyed or stolen, in exchange for and in place of and upon cancellation of such mutilated, lost, destroyed or stolen Warrant Certificate.

(b)
The Holder shall bear the cost of the issue of a new Warrant Certificate hereunder and in the case of the loss destruction or theft of the Warrant Certificate, shall furnish to the Corporation such evidence of loss, destruction, or theft as shall be satisfactory to the Corporation in its discretion and the Corporation may also require the Holder to furnish indemnity in an amount and form satisfactory to the Corporation in its discretion, and shall pay the reasonable charges of the Corporation in connection therewith.

Section 2.04 – Warrant Holder Not a Shareholder: The Warrant shall not constitute the Holder a shareholder of the Corporation, nor entitle it to any right or interest in respect thereof except as may be expressly provided in the Warrant.

ARTICLE THREE – EXERCISE OF THE WARRANT

Section 3.01 – Method of Exercise of The Warrant: The right to purchase shares conferred by the Warrant Certificate may be exercised, prior to its expiry time, by the Holder surrendering it, with a duly completed and executed subscription in the form attached hereto and cash or a certified cheque payable to or to the order of the Corporation, for the purchase price applicable at the time of surrender in respect of the shares subscribed for in lawful money of New Zealand to the Corporation at its principal office noted on the warrant certificate.

Section 3.02 – Effect of Exercise of the Warrant:
(a)	Upon surrender and payment as aforesaid the Shares so subscribed for shall be issued and the Holder shall become the holder of record of such Shares on the date of such surrender and payment.

(b)	Within ten business days after surrender and payment as aforesaid, the Corporation shall forthwith cause to be delivered to the Holder a certificate for the Shares purchased as aforesaid.

Section 3.03 – Subscription for Less than Entitlement: The Holder may subscribe for and purchase a number of Shares less than the number which it is entitled to purchase pursuant to the surrendered Warrant Certificate. In the event of any purchase of a number of Shares less than the number which can be purchased pursuant to the Warrant Certificate, the Holder shall be entitled to receive a new Warrant Certificate in respect of the balance of the Shares which it was entitled to purchase pursuant to the surrendered Warrant Certificate and which were not then purchased.

Section 3.04 – Expiration of the Warrant: After the expiration of the period within which the Warrant Certificate is exercisable, all rights thereunder shall wholly cease and terminate and the Warrant shall be void and of no effect.

Section 3.05 – Exercise Price: The price per Share which must be paid to exercise a Warrant is as set forth on the face of the Warrant Certificate.

Section 3.06 – Adjustment of Exercise Price:

The number of Shares deliverable upon the exercise of a Warrant shall be subject to adjustment in the events and in the manner following:

(a)	In the event of any subdivision or subdivisions of the Shares as such are constituted on the date hereof at any time while the Warrant is outstanding into a greater number of Shares, the Corporation will thereafter deliver at the time of purchase of Shares under the Warrant, in addition to the number of Shares in respect of which the right to purchase is then being exercised, such additional number of Shares as result from said subdivision or subdivisions without the Holder making any additional payment or giving any other consideration therefore.

(b)
In the event of any consolidation or consolidations of the Shares as such are constituted on the date hereof at any time while the Warrant is outstanding, into a lesser number of Shares, the Corporation shall thereafter deliver and the Holder shall accept, at the time of purchase of Shares under the Warrant, in lieu of the number of Shares in respect of which the right to purchase is then being exercised, the lesser number of Shares as result from such consolidation or consolidations without making any reduction or demanding any other consideration therefore..

(c)
In the event of any other change nature or rights and privileges of the Shares as such are constituted on the date hereof at any time while the Warrant is outstanding, the Corporation shall thereafter deliver at the time of purchase of Shares under the Warrant the number of Shares of the appropriate class resulting from the said change as the Holder would have been entitled to receive in respect of the number of Shares so purchased had the right to purchase been exercised before such change.

(d)
In the event of any capital reorganisation or reclassification of the Shares (other than a change in the par value thereof) of the Corporation or in the event of any merger or amalgamation of the Corporation with or into any other company or in the event of any sale of the assets of the Corporation as or substantially as an entirety, then the Holder shall thereafter have the right to purchase and receive, in lieu of the Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Warrant, the kind and amount of Shares and other securities and property receivable upon such capital reorganisation, reclassification, merger, amalgamation or sale which the Holder of a number of Shares equal to the number of Shares purchasable and receivable upon the exercise of the rights represented by the Warrant would have received as a result of such.

The subdivision or consolidation of Shares at any time outstanding into a greater or lesser number of Shares (whether with or without par value) shall not be deemed to be a capital reorganisation or a reclassification of the capital of the Corporation for the purposes of this paragraph (d).

(e)
If the Corporation at any time while the Warrant is outstanding pays any stock dividend or makes any distribution to its shareholders payable in Shares, the Corporation shall thereafter deliver at the time of purchase of Shares under the Warrant, in addition to the number of Shares in respect of which the right of purchase is then being exercised, an additional number of Shares of the appropriate class as would have been payable on the Shares so purchased if they had been outstanding on the record date for the payment of such stock dividend.

(f)	The adjustments provided for in this Section are cumulative.

(g)
The Corporation shall not be required to issue fractional Shares or other securities in satisfaction of its obligations hereunder. If any fractional interest in a Share or other security would, except for the provisions of this paragraph (g), be deliverable upon the exercise of the Warrant, the Corporation shall, at its option, in lieu of delivering a fractional Share or other security therefore, satisfy the right to receive such fractional interest by payment to the Holder of an amount in cash equal (computed in the case of a fraction of a cent to the next lower cent) to the current market value of the right to subscribe for such fractional interest (computed on the basis of the last sale price of Shares of the Corporation on the New Zealand Stock Exchange or other market, exchange or quotation service where the Shares are quoted (and where more than one, the one where volume is generally greater) preceding the day on which such exercise takes place or, if no such price is available at the fair market value thereof as determined by the Corporation's Auditors).

Section 3.07 – Determination of Adjustments: If any questions shall at any time arise with respect to the exercise price, such question shall be conclusively determined by the Corporation's Auditors, or, if they decline to so act any other firm of Chartered Accountants, in New Zealand , that the Corporation may designate and who shall have access to all appropriate records and such determination shall be binding upon the Corporation and the Holders.

ARTICLE FOUR – COVENANTS BY THE CORPORATION

Section 4.01 - Reservation of Shares: The Corporation will reserve and there will remain unissued out of its authorised capital a sufficient number of Shares to satisfy the rights of purchase provided for in the Warrant Certificate.

ARTICLE FIVE – MERGER AND SUCCESSORS

Section 5.01 – Corporation May Consolidate, etc. on Certain Terms: Nothing herein contained shall prevent any amalgamation or merger of the Corporation with or into any other corporation or corporations, or a conveyance or transfer of all or substantially all the properties and estates of the Corporation as an entirety to any corporation lawfully entitled to acquire and operate same; provided however that the corporation formed by such amalgamation or merger or which acquires by conveyance or transfer all or substantially all the properties and estates of the Corporation as an entirety shall be a corporation organised and existing under the laws of Canada, New Zealand, Australia or of the United States of America,and assumes the due and punctual performance and observance of all the convents and conditions hereof to be performed or observed by the Corporation.

Section 5.02 – Successor Corporation Substituted: In case the Corporation, pursuant to Section 5.01 shall be amalgamated or merged with or into any other corporation or corporations, or shall convey or transfer all or substantially all of its properties and estates as an entirety to any other corporation, the successor corporation formed by such consolidation or amalgamation, or into which the Corporation shall have been amalgamated or merged or which shall have received a conveyance or transfer as aforesaid, shall succeed to and be substituted for the Corporation hereunder. Such changes in phraseology and form (but not in substance) may be made in the Warrant Certificate and herein as may be appropriate in view of such amalgamation, merger or transfer.

Section 5.03 - Transfers: The Corporation reserves the right to permit transfers of the Warrants in its sole discretion. Applications for transfer should be made in writing and signed by the registered owner of the warrant (with signature guaranteed by a bank or brokerage) to the Corporation at its principal office noted on the Warrant Certificate. The application must provide the name and address of the proposed transferee along with the original Warrant Certificate for cancellation and reissue. The Corporation may require as a condition for the transfer, that the Corporation be provided with an opinion of legal counsel in the jurisdiction of residence of the transferee to the effect that the transfer complies with applicable law.

SUBSCRIPTION FORM

TO: INDO-PACIFIC ENERGY LTD.
284 Karori Road, P.O. Box 17-258
Karori, Wellington
New Zealand

The undersigned being the registered holder of the within Warrant Certificate, hereby subscribes for _____________ of the common shares referred to in the said Warrant Certificate according to the conditions thereof and herewith makes payment of the purchase price in full for the said number of shares.

The undersigned hereby directs that the shares hereby subscribed for be issued and delivered as follows:

NAME(S) IN FULL	ADDRESS	NUMBER OF SHARES

DATED this          day of          20

SIGNATURE ___________________________

NOTE: ANY SECURITES ACQUIRED PURSUANT TO THIS WARRANT CERTIFICATE ON OR PRIOR TO A DATE WHICH IS FOUR MONTHS PLUS ONE DAY FROM THE DATE OF ISSUANCE WILL BE SUBJECT TO A HOLD PERIOD EXPIRING ON SUCH DATE.

EXHIBIT 4.8
2004 SHARE OPTION PLAN

2004 SHARE OPTION PLAN

Dated for Reference 23 April, 2004

ARTICLE 1
PURPOSE AND INTERPRETATION

Purpose

The purpose of this Plan will be to advance the interests of Austral Pacific Energy Ltd. ("the Company") by encouraging equity participation in the Company through the acquisition of Common Shares of the Company. It is the intention of the Company that this Plan will at all times be in compliance with the rules and policies of the TSX Venture Exchange (or "TSX Venture") (the "TSX Venture Policies") and any inconsistencies between this Plan and the TSX Venture Policies whether due to inadvertence or changes in TSX Venture Policies will be resolved in favour of the latter.

Definitions

In this Plan

Affiliate means a company that is a parent or subsidiary of the Company, or that is controlled by the same entity as the Company;

Associate has the meaning assigned by the Securities Act;

Board means the board of directors of the Company or any committee thereof duly empowered or authorized to grant options under this Plan;

Change of Control includes situations where after giving effect to the contemplated transaction and as a result of such transaction:

(i) any one Person holds a sufficient number of voting shares of the Company or resulting company to affect materially the control of the Company or resulting company, or,

(ii) any combination of Persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, hold in total a sufficient number of voting shares of the Company or its successor to affect materially the control of the Company or its successor, where such Person or combination of Persons did not previously hold a sufficient number of voting shares to affect materially control of the Company or its successor. In the absence of evidence to the contrary, any Person or combination of Persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, holding more than 20% of the voting shares of the Company or its successor is deemed to materially affect the control of the Company or its successor;

Common Shares means common shares without par value in the capital of the Company providing such class is listed on the TSX Venture;

Company means the Corporation named at the top hereof and includes, unless the context otherwise requires, all of its subsidiaries or affiliates and successors according to law;

Consultant means a Person or Consultant Company, other than an Employee, Officer or Director that:

(i) provides on an ongoing bona fide basis, consulting, technical, managerial or like services to the Company or an Affiliate of the Company, other than services provided in relation to a Distribution;

(ii) provides the services under a written contract between the Company or an Affiliate and the Person or the Consultant Company;

(iii) in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the business and affairs of the Company or an Affiliate of the Company; and

(iv) has a relationship with the Company or an Affiliate that enables the Person or Consultant Company to be knowledgeable about the business and affairs of the Company;

Consultant Company means for a Person consultant, a company or partnership of which the Person is an employee, shareholder or partner;

Directors means the directors of the Company as may be elected from time to time;

Discounted Market Price has the meaning assigned by Policy 1.1 of the TSX Venture Policies;

Disinterested Shareholder Approval means approval by a majority of the votes cast by all the Company's shareholders at a duly constituted shareholders' meeting, excluding votes attached to shares beneficially owned by Service Providers or their Associates;

Distribution has the meaning assigned by the Securities Act, and generally refers to a distribution of securities by the Company from treasury;

Effective Date for an Option means the date of grant thereof by the Board;

Employee means:

(a) a Person who is considered an employee under the Income Tax Act (i.e. for whom income tax, employment insurance and CPP deductions must be made at source);

(b) a Person who works full-time for the Company or its subsidiary providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or

(c) a Person who works for the Company or its subsidiary on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions need not be made at source;

Exercise Price means the amount payable per Common Share on the exercise of an Option, as determined in accordance with the terms hereof;

Expiry Date means the day on which an Option lapses as specified in the Option Commitment therefor or in accordance with the terms of this Plan;

Insider means

(i)	an insider as defined in the TSX Venture Policies or as defined in securities legislation applicable to the Company;

(ii)	an Associate of any person who is an Insider by virtue of §(i) above;

Investor Relations Activities has the meaning assigned by Policy 1.1 of the TSX Venture Policies, and means generally any activities or communications that can reasonably be seen to be intended to or be primarily intended to promote the merits or awareness of or the purchase or sale of securities of the Company;

Listed Shares means the number of issued and outstanding shares of the Company that have been accepted for listing on the TSX Venture, but excluding dilutive securities not yet converted into Listed Shares;

Management Company Employee means a Person employed by another Person or a corporation providing management services to the Company which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a corporation or Person engaged primarily in Investor Relations Activities;

NEX means a separate board of TSX Venture for companies previously listed on TSX Venture or the Toronto Stock Exchange which have failed to maintain compliance with the ongoing financial listing standards of those markets;

Officer means a duly appointed senior officer of the Company;

Option means the right to purchase Common Shares granted hereunder to a Service Provider;

Option Commitment means the notice of grant of an Option delivered by the Company hereunder to a Service Provider and substantially in the form of Schedule A hereto;

Optioned Shares means Common Shares that may be issued in the future to a Service Provider upon the exercise of an Option;

Optionee means the recipient of an Option hereunder;

Outstanding Shares means at the relevant time, the number of outstanding Common Shares of the Company from time to time;

Participant means a Service Provider that becomes an Optionee;

Person means a company or an individual;

Plan means this Share Option Plan, the terms of which are set out herein or as may be amended;

Plan Shares means the total number of Common Shares which may be reserved for issuance as Optioned Shares under the Plan as provided in §2.2;

Regulatory Approval means the approval of the TSX Venture and any other securities regulatory authority that may have lawful jurisdiction over the Plan and any Options issued hereunder;

Securities Act means the Securities Act, R.S.B.C. 1996, c. 418, as amended from time to time;

Service Provider means a Person who is a bona fide Director, Officer, Employee, Management Company Employee or Consultant, and also includes a company, of which 100% of the share capital is beneficially owned by one or more Person Service Providers;

Share Compensation Arrangement means any Option under this Plan but also includes any other stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares to a Service Provider;

Shareholders Approval means approval by a majority of the votes cast by eligible shareholders at a duly constituted shareholders' meeting;

TSX Venture means the TSX Venture Exchange and any successor thereto; and

TSX Venture Policies means the rules and policies of the TSX Venture as amended from time to time.

Other Words and Phrases

Words and Phrases used in this Plan but which are not defined in the Plan, but are defined in the TSX Venture Policies, will have the meaning assigned to them in the TSX Venture Policies.

Gender

1.4	Words importing the masculine gender include the feminine or neuter, words in the singular include the plural, words importing a corporate entity include individuals, and vice versa.

Establishment of Share Option Plan

ARTICLE 2
SHARE OPTION PLAN

There is hereby established a Share Option Plan to recognize contributions made by Service Providers and to create an incentive for their continuing assistance to the Company and its Affiliates.

Maximum Plan Shares

The maximum aggregate number of Plan Shares that may be reserved for issuance under the Plan is 1,920,000 Common Shares, unless this Plan is amended pursuant to the requirements of the TSX Venture Policies. This maximum number is inclusive of the current number of Shares reserved for Options being 1,355,000 (leaving 565,000 available for further grants of Options).

Eligibility

Options to purchase Common Shares may be granted hereunder to Service Providers from time to time by the Board. Service Providers that are corporate entities will be required to undertake in writing not to effect or permit any transfer of ownership or option of any of its shares, nor issue more of its shares (so as to indirectly transfer the benefits of an Option), as long as such Option remains outstanding, unless the written permission of the TSX Venture and the Company is obtained.

Options Granted Under the Plan

All Options granted under the Plan will be evidenced by an Option Commitment in the form attached as Schedule A, showing the number of Optioned Shares, the term of the Option, a reference to vesting terms, if any, and the Exercise Price.

Subject to specific variations approved by the Board, all terms and conditions set out herein will be deemed to be incorporated into and form part of an Option Commitment made hereunder.

Limitations on Issue

Subject to §2.9, the following restrictions on issuances of Options are applicable under the Plan:

a) no Service Provider can be granted an Option if that Option would result in the total number of Options, together with all other Share Compensation Arrangements granted to such Service Provider in the previous 12 months, exceeding 5% of the Listed Shares (unless the Company is classified as a Tier 1 Company by the TSX Venture and has obtained Disinterested Shareholder Approval under §0(a)(iii) to do so);

b) no Options can be granted under the Plan if the Company is designated "Inactive" (as defined in TSX Venture Policies) by the TSX Venture;

c) the aggregate number of Options granted to Service Providers conducting Investor Relations Activities in any 12-month period must not exceed 2% of the Listed Shares, calculated at the time of grant, without the prior consent of TSX Venture; and

d) the aggregate number of options granted to any one Consultant in any 12-month period must not exceed 2% of the Listed Shares, calculated at the time of grant, without the prior consent of TSX Venture.

Options Not Exercised

In the event an Option granted under the Plan expires unexercised or is terminated by reason of dismissal of the Optionee for cause or is otherwise lawfully cancelled prior to exercise of the Option, the Optioned Shares that were issuable thereunder will be returned to the Plan and will be eligible for re-issue.

Powers of the Board

The Board will be responsible for the general administration of the Plan and the proper execution of its provisions, the interpretation of the Plan and the determination of all questions arising hereunder. Without limiting the generality of the foregoing, the Board has the power to allot Common Shares for issuance in connection with the exercise of Options;

grant Options hereunder;

subject to Regulatory Approval, amend, suspend, terminate or discontinue the Plan, or revoke or alter any action taken in connection therewith, except that no general amendment or suspension of the Plan will, without the written consent of all Optionees, alter or impair any Option previously granted under the Plan unless as a result of a change in TSX Venture Policies or the Company's tier classification thereunder;

delegate all or such portion of its powers hereunder as it may determine to one or more committees of the Board, either indefinitely or for such period of time as it may specify, and thereafter each such committee may exercise the powers and discharge the duties of the Board in respect of the Plan so delegated to the same extent as the Board is hereby authorized so to do; and

may in its sole discretion amend this Plan (except for previously granted and outstanding Options) to reduce the benefits that may be granted to Service Providers (before a particular Option is granted) subject to the other terms hereof.

Terms or Amendments Requiring Disinterested Shareholder Approval

The Company will be required to obtain Disinterested Shareholder Approval prior to any of the following actions becoming effective:

the Plan, together with all of the Company's previously established and outstanding stock option plans or grants, could result at any time in:

(i) the aggregate number of shares reserved for issuance under stock options granted to Insiders exceeding 10% of the Listed Shares;

(ii) the number of Optioned Shares issued to Insiders within a one-year period exceeding 10% of the Listed Shares; or,

(iii) in the case of a Tier l Company only, the issuance to any one Optionee, within a 12-month period, of a number of shares exceeding 5% of Listed Shares; or

b) any reduction in the Exercise Price of an Option previously granted if the Optionee is an Insider at the time of the proposed amendment.

ARTICLE 3
TERMS AND CONDITIONS OF OPTIONS

Exercise Price

3.1 The Exercise Price of an Option will be set by the Board at the time such Option is allocated under the Plan, and cannot be less than the Discounted Market Price.

Term of Option

3.2 An Option can be exercisable for a maximum of 10 years from the Effective Date for a Tier 1 Company, or five years from the Effective Date for a Tier 2 or NEX Company.

Option Amendment

3.3 Subject to §2.9(b), the Exercise Price of an Option may be amended (other than an increase as allowed by TSX Venture Policies) only if at least six (6) months have elapsed since the later of the date of commencement of the term of the Option, the date the Company's shares commenced trading on the TSX Venture, or the date of the last amendment of the Exercise Price.

3.4 An Option must be outstanding for at least one year before the Company may extend its term, subject to the limits contained in §3.2.

3.5 Any proposed amendment to the terms of an Option must be approved by the TSX Venture prior to the exercise of such Option, in accordance with TSX Venture Policies.

Vesting of Options

3.6 Subject to §13.7, vesting of Options is otherwise at the discretion of the Board, and will generally be subject to:

a)
the Service Provider remaining employed by or continuing to provide services to the Company or any of its subsidiaries and Affiliates as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or its subsidiary or affiliate during the vesting period; or

b)	remaining as a Director of the Company or any of its subsidiaries or Affiliates during the vesting period.

3.7 If the Company is a Tier 2 Company and the Plan Shares exceed 10% of the Listed Shares, any Options granted under the Plan will vest in accordance with the vesting schedule attached as Schedule B and may be exercised only after vesting.

Vesting of Options Granted for Investor Relations Activities

a)	Options granted to Consultants conducting Investor Relations Activities will vest in accordance with Schedule B.

Variation of Vesting Periods

3.8 At the time an Option is granted which carries vesting provisions, the Board may vary such vesting provisions provided in §3.7 and §a), subject to Regulatory Approval.

Optionee Ceasing to be Director, Employee or Service Provider

3.9 No Option may be exercised after the Service Provider has left the employ/office or has been advised his services are no longer required or his service contract has expired, except as follows:

a) in the case of the death of an Optionee, any vested Option held by him at the date of death will become exercisable by the Optionee's lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such Option;

b) in the case of a Tier 1 Company, Options granted to any Service Provider must expire within 90 days after the date the Optionee ceases to be employed with or provide services to the Company, but only to the extent that such Optionee was vested in the Option at the date the Optionee ceased to be so employed or to provide services to the Company;

c) in the case of a Tier 2 or NEX Company, Options granted to a Service Provider conducting Investor Relations Activities must expire within 30 days of the date the Optionee ceases to conduct such activities, but only to the extent that such Optionee was vested in the Option at the date the Optionee ceased to conduct such activities,

d) in the case of a Tier 2 or NEX Company, Options granted to an Optionee other than one conducting Investor Relations Activities must expire within 90 days after the Optionee ceases to be employed with or provide services to the Company, but only to the extent that such Optionee was vested in the Option at the date the Optionee ceased to be so employed or to provide services to the Company; and

e) in the case of an Optionee being dismissed from employment or service for cause, such Optionee's Options, whether or not vested at the date of dismissal will immediately terminate without right to exercise same.

Non Assignable

3.10 Subject to §3.10(a), all Options will be exercisable only by the Optionee to whom they are granted and will not be assignable or transferable.

Adjustment of the Number of Optioned Shares

3.11 The number of Common Shares subject to an Option will be subject to adjustment in the events and in the manner following:

a) in the event of a subdivision of Common Shares as constituted on the date hereof, at any time while an Option is in effect, into a greater number of Common Shares, the Company will thereafter deliver at the time of purchase of Optioned Shares hereunder, in addition to the number of Optioned Shares in respect of which the right to purchase is then being exercised, such additional number of Common Shares as result from the subdivision without an Optionee making any additional payment or giving any other consideration therefor;

b) in the event of a consolidation of the Common Shares as constituted on the date hereof, at any time while an Option is in effect, into a lesser number of Common Shares, the Company will thereafter deliver and an Optionee will accept, at the time of purchase of Optioned Shares hereunder, in lieu of the number of Optioned Shares in respect of which the right to purchase is then being exercised, the lesser number of Common Shares as result from the consolidation;

c) in the event of any change of the Common Shares as constituted on the date hereof, at any time while an Option is in effect, the Company will thereafter deliver at the time of purchase of Optioned Shares hereunder the number of shares of the appropriate class resulting from the said change as an Optionee would have been entitled to receive in respect of the number of Common Shares so purchased had the right to purchase been exercised before such change;

d) in the event of a capital reorganization, reclassification or change of outstanding equity shares (other than a change in the par value thereof) of the Company, a consolidation, merger or amalgamation of the Company with or into any other company or a sale of the property of the Company as or substantially as an entirety at any time while an Option is in effect, an Optionee will thereafter have the right to purchase and receive, in lieu of the Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option, the kind and amount of shares and other securities and property receivable upon such capital reorganization, reclassification, change, consolidation, merger, amalgamation or sale which the holder of a number of Common Shares equal to the number of Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option would have received as a result thereof. The subdivision or consolidation of Common Shares at any time outstanding (whether with or without par value) will not be deemed to be a capital reorganization or a reclassification of the capital of the Company for the purposes of this §3.12(d);

e) an adjustment will take effect at the time of the event giving rise to the adjustment, and the adjustments provided for in this Section are cumulative;

f) the Company will not be required to issue fractional shares in satisfaction of its obligations hereunder. Any fractional interest in a Common Share that would, except for the provisions of this §3.12(f), be deliverable upon the exercise of an Option will be cancelled and not be deliverable by the Company; and

g) if any questions arise at any time with respect to the Exercise Price or number of Optioned Shares deliverable upon exercise of an Option in any of the events set out in this §3.12, such questions will be conclusively determined by the Company's auditors, or, if they decline to so act, any other firm of Chartered Accountants, in Vancouver, British Columbia (or in the city of the Company's principal executive office) that the Company may designate and who will have access to all appropriate records and such determination will be binding upon the Company and all Optionees.

ARTICLE 4
COMMITMENT AND EXERCISE PROCEDURES

Option Commitment

4.1 Upon grant of an Option hereunder, an authorized officer of the Company will deliver to the Optionee an Option Commitment detailing the terms of such Options and upon such delivery the Optionee will be subject to the Plan and have the right to purchase the Optioned Shares at the Exercise Price set out therein subject to the terms and conditions hereof.

Manner of Exercise

4.2 An Optionee who wishes to exercise his Option may do so by delivering

a)	a written notice to the Company specifying the number of Optioned Shares being acquired pursuant to the Option; and

b)	cash or a certified cheque payable to the Company for the aggregate Exercise Price for the Optioned Shares being acquired.

Delivery of Certificate and Hold Periods

4.3 As soon as practicable after receipt of the notice of exercise described in §4.2 and payment in full for the Optioned Shares being acquired, the Company will direct its transfer agent to issue a certificate to the Optionee for the appropriate number of Optioned Shares. Such certificate issued will bear a legend stipulating any resale restrictions required under applicable securities laws. Further, if the Company is a Tier 2 or NEX Company, or the Exercise Price is based on the Discounted Market Price, the certificate will also bear a legend stipulating that the Optioned Shares are subject to a four-month TSX Venture hold period commencing the date of the Option Commitment.

Employment and Services

ARTICLE 5
GENERAL

5.1 Nothing contained in the Plan will confer upon or imply in favour of any Optionee any right with respect to office, employment or provision of services with the Company, or interfere in any way with the right of the Company to lawfully terminate the Optionee's office, employment or service at any time pursuant to the arrangements pertaining to same. Participation in the Plan by an Optionee will be voluntary.

No Representation or Warranty

5.2 The Company makes no representation or warranty as to the future market value of Common Shares issued in accordance with the provisions of the Plan or to the effect of the Income Tax Act (Canada) or any other taxing statute governing the Options or the Common shares issuable thereunder or the tax consequences to a Service Provider. Compliance with applicable securities laws as to the disclosure and resale obligations of each Participant is the responsibility of such Participant and not the Company.

Interpretation

5.3 The Plan will be governed and construed in accordance with the laws of the Province of British Columbia.

Amendment of the Plan

5.4 The Board reserves the right, in its absolute discretion, to at any time amend, modify or terminate the Plan with respect to all Common Shares in respect of Options which have not yet been granted hereunder. Any amendment to any provision of the Plan will be subject to any necessary Regulatory Approvals unless the effect of such amendment is intended to reduce (but not to increase) the benefits of this Plan to Service Providers.

SCHEDULE A
SHARE OPTION PLAN
OPTION COMMITMENT

Notice is hereby given that, effective this ________ day of ________________ , __________ (the "Effective Date") ♦ (the "Company") has granted to ___________________________________________ (the "Service Provider"), an Option to acquire ______________ Common Shares ("Optioned Shares") up to 5:00 p.m. Vancouver Time on the __________ day of ____________________ , __________ (the "Expiry Date") at a Exercise Price of Cdn$ ____________ per share.

At the date of grant of the Option, the Company is classified as a Tier ____ company under TSX Venture Policies.

Optioned Shares will vest and may be exercised as follows:

____________ In accordance with the vesting provisions set out in Schedule B of the Plan

or

____________ As follows:

The grant of the Option evidenced hereby is made subject to the terms and conditions of the Company's Share Option Plan, the terms and conditions of which are hereby incorporated herein.

To exercise your Option, deliver a written notice specifying the number of Optioned Shares you wish to acquire, together with cash or a certified cheque payable to the Company for the aggregate Exercise Price, to the Company. A certificate for the Optioned Shares so acquired will be issued by the transfer agent as soon as practicable thereafter and will bear a minimum four month non-transferability legend from the date of this Option Commitment. [A Tier 1 Company may grant stock options without a hold period, provided the exercise price of the options is set at or above the market price of the Company's shares rather than below.]

The Company and the Service Provider represent that the Service Provider under the terms and conditions of the Plan is a bona fide [EMPLOYEE/ CONSULTANT/MANAGEMENT COMPANY EMPLOYEE] __________________________________ of the Company, entitled to receive Options under TSX Venture Exchange Policies.

♦

____________________________
Authorized Signatory

SCHEDULE B
SHARE OPTION PLAN
VESTING SCHEDULE

Options granted pursuant to the Plan to all Service Providers employed or retained by the Company will vest as follows:

(a) 1/3 of the total number of Options granted will vest one year after the date of grant;

(b) a further 1/3 of the total number of Options granted will vest two years after the date of grant; and

(c) the remaining 1/3 of the total number of Options granted will vest three years after the date of grant.

EXHIBIT 4.9.1

PETROLEUM PRODUCTS SALE & PURCHASE AGREEMENT

Petroleum Products Sale & Purchase
Agreement

Greymouth Petroleum Acquisition Company Limited
Ngatoro Energy Limited

29.6.2004	Page (139)

Petroleum Products Sale & Purchase Agreement

29.6.2004	Page (140)

Petroleum Products Sale & Purchase Agreement

29.6.2004	Page (141)

Petroleum Products Sale & Purchase Agreement

Date	2003

Parties

1.	Greymouth Petroleum Acquisition Company Limited of Level 28, 151 Queen Street, Auckland, New Zealand (GPAC)

2.	Ngatoro Energy Limited of 284 Karori Road, Karori, Wellington, New Zealand ( NEL)

Recitals

	A	NEL is the legal and beneficial owner of a 5% Percentage Interest in PMP 38148.

	B	NEL desires to sell to GPAC, which desires to purchase from NEL, all Petroleum to which NEL becomes entitled by reason of it being the holder of the 5% Percentage Interest in PMP 38148, for the consideration, upon the terms and subject to the conditions set out in this Agreement.

It is agreed as follows.

1.	Definitions and Interpretation

1.1	JVOA Definitions

Unless the context otherwise requires, terms defined in the JVOA have the same meanings respectively when used in this Agreement.

1.2	Definitions

In this Agreement:

"Act" means the Goods and Services Tax Act, 1985 of New Zealand.

"Claim" means any claim, demand, action, proceeding, judgment, liability, loss, damage, cost or expense (including legal costs on a full indemnity basis, whether or not the subject of a court order, and disbursements) whatever and in any way arising.

"Completion Date" means the later of (a) the day 5 Business Days after the Minister's consent has been obtained in accordance with Clause 3 and in accordance with Clause 2 of the Sale Deed and (b) the first Business Day after the date of execution of this Agreement.

"Disposal Point" means the exit flange on the Parties' production or storage facilities at which possession of Petroleum passes from the Parties to the lifting Party and at which the Petroleum ceases to be subject to the JVOA.

29.6.2004	Page (142)

Petroleum Products Sale & Purchase Agreement

"Effective Date" means 1 July 2003.

"Encumbrance" means any mortgage, charge, pledge, lien, assignment, security interest, royalty, overriding royalty, net profits interest, trust, contractual right of set-off or other security arrangement in favour of any person.

"GST" means goods and services tax chargeable in accordance with the Act.

"JVOA" means the Joint Venture Operating Agreement dated 2 September 1993 between Petroleum Resources Limited, Australia and New Zealand Petroleum Limited, ARCO Petroleum New Zealand Inc., Minora Energy (New Zealand) Limited, Cairn Energy PLC, NZOG Services Limited and the Minister of Energy for New Zealand acting on behalf of Her Majesty the Queen in right of New Zealand and now between Petroleum Resources Limited, Australia and New Zealand Petroleum Limited, NEL, GPAC, Greymouth Petroleum Limited, Southern Petroleum (Ohanga) Limited and NZOG Services Limited.

"NEL Sole Risk Operation" means the drilling of the GO 880 Well by NEL as a Sole Risk Operation under the JVOA.

"NEL's Petroleum Entitlements" has the meaning given in Clause 4.1.

"Public Authority" includes:

(a)	any government in any jurisdiction, whether national, regional or local;

(b)	any minister, department, office, commission, delegate, instrumentality, agency, board, authority or organisation of any government or in which any government is interested;

(c)	any non-government regulatory authority; and

(d)	any provider of public utility services, whether or not government owned or controlled.

"Purchase Price" means $US4,750,000.00 plus GST, subject to adjustment in accordance with clause 4.2. "Representative" in relation to a party means:

(e)	each of the party's Affiliates; and

(f)	the party's or any of its Affiliates'

	(i)	directors, officers and employees; and

	(ii)	agents (including financial, legal and accounting advisers).

"Sale Deed" means the Deed between Southern and NEL attached to this Agreement which, subject to compliance with the procedures set out in section 11.02(b) of the JVOA, is intended to be executed by Southern and NEL.

"Southern" means Southern Petroleum (Ohanga) Limited of Level 28, 151 Queen Street, Auckland, New Zealand.

29.6.2004	Page (143)

Petroleum Products Sale & Purchase Agreement

1.3

PMP 38148

Petroleum Mining Permit No.38148 is a Mining Permit which was granted in respect of some 38.212 square kilometres of the Licence Area for a term of 14 years commencing 23 December 1996, and which is held by the Parties according to their respective Percentage Interests as follows:

GPAC	-	51.5693%
Southern	-	4%
Greymouth Petroleum Limited	-	4%
Petroleum Resources Limited	-	20.43070%
Australia & New Zealand Petroleum Limited	-	15%
NEL	-	5%

1.4	Interpretation

Headings are for convenience only and do not affect interpretation. The following rules apply unless the context otherwise requires.

	(a)	The singular includes the plural, and the converse also applies.

	(b)	A gender includes all genders.

	(c)	If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

	(d)	A reference to a person includes a corporation, trust, partnership, unincorporated body or other entity, whether or not it comprises a separate legal entity.

	(e)	A reference to a Clause is a reference to a Clause of this Agreement.

	(f)	A reference to writing includes any method of representing or reproducing words, figures, drawings or symbols in a visible and tangible form and includes a communication by electronic mail.

	(g)	A reference to a party to this Agreement or another agreement or document includes the party's successors, permitted substitutes and permitted assigns.

(h)
A reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

	(i)	A reference to dollars or $ is to the currency of the United States of America.

2.	Nature of Agreement

2.1	Contractual not Proprietary

GPAC and NEL acknowledge and agree that the rights acquired by GPAC under this Agreement:

	(a)	are personal;

29.6.2004	Page (144)

Petroleum Products Sale & Purchase Agreement

(b)	do not create or vest any interest in land;

(c)	do not confer any entitlement to exclusive possession of any land; and

(d)	are defined by, and limited to, the contractual covenants in this Agreement.

2.2	No Leasehold etc.

For the avoidance of doubt, no leasehold interest, rent charge or profit à prendre is created, granted or assigned by this Agreement.

3.	Condition

3.1	Minister's Consent

Insofar as this Agreement imposes any obligation on NEL which relates to or affects the production of Petroleum from the Licence Area, or the proceeds of sale of such production, it is entered into subject to the consent of the Minister as required by Section 41(2)(d) of the Crown Minerals Act.

3.2	Application for Consent

As soon as practicable after the execution of this Agreement, GPAC and NEL shall jointly make application for the Minister's consent to this Agreement and shall produce such information relating to the Agreement as the Minister considers necessary or desirable and may require under Section 41(3) of the Crown Minerals Act.

3.3	Satisfaction of Condition

Each of the parties shall use all reasonable endeavours to procure that the Minister's consent is obtained as soon as practicable. Each shall keep the other informed on a timely basis of its progress with regard to obtaining the Minister's consent.

3.4	Failure to Obtain Consent

If the Minister's Consent has not been obtained by 5pm on 30 September, 2003, either GPAC or NEL may terminate this Agreement immediately by giving written notice to the other. If Southern or NEL gives notice of termination under Clause 2.4 of the Sale Deed, this Agreement, ipso facto, shall terminate at the same time as the Sale Deed.

3.5	Effect of Termination

Termination of this Agreement in accordance with Clause 3.4 shall not affect:

(a) the rights of either GPAC or NEL against the other in respect of any antecedent breach of the provisions hereof;

(b) the obligation on the part of NEL to refund the deposit in accordance with Clause 4.2(a); and

(c) the continued operation of Clauses 8.1(c) and 10.

29.6.2004	Page (145
|

Petroleum Products Sale & Purchase Agreement

4.	Sale and Purchase

4.1	Sale on Completion Date

Subject to Clauses 3.1 and 7 and against receipt from GPAC of the payments due pursuant to Clause 4.2, with effect from the Effective Date NEL agrees to sell and assign absolutely to GPAC, which agrees to purchase and accept the assignment of, all of NEL's right, title and interest in and to:

	(a)	all Joint Petroleum which NEL is obliged and entitled to lift and separately dispose of in accordance with Section 9.01(ii) of the JVOA;

	(b)	all Petroleum to which NEL is entitled under Section 6.05(d) and (g) of the JVOA as a consequence of the NEL Sole Risk Operation;

	(c)	all other Petroleum to which NEL may become entitled under Section 6.05(d) and (g) of the JVOA as a consequence of any other Sole Risk Operation;

	(d)	all Joint Petroleum in relation to which NEL (as an underlifted Party) has the right to make-up in kind in accordance with Section 9.03 of the JVOA;

(e)
all Natural Gas to which NEL is entitled under any special arrangements entered into in accordance with Section 9.04 of the JVOA and the full benefit and advantage of those special arrangements (including, without limitation, all of NEL's rights under any gas balancing agreements);

	(f)	all Production Penalty Amounts to which NEL (as a Consenting Party) becomes entitled in accordance with Section 7.06 of the JVOA;

	(g)	all amounts to which NEL (as a Non-Defaulting Party) becomes entitled from the sale of the Defaulting Party's Percentage Interest share of Petroleum under Section 10.02 of the JVOA; and

	(h)	all other rights to Petroleum produced and saved and available for delivery to the Parties, and the proceeds of sale of any such Petroleum, to which NEL is entitled under the JVOA,

(collectively "NEL's Petroleum Entitlements") free from all Encumbrances (other than NEL's obligation to pay royalty, as referred to in Clause 4.2(e)).

4.2	Sale Consideration

As consideration for the agreement to sell and assign NEL's Petroleum Entitlements, GPAC shall (but subject to Clause 4.10):

(a)
pay into escrow for and on behalf of NEL, as and by way of deposit on account of the Purchase Price, $500,000 on the date of execution of this Agreement (which deposit shall be paid to NEL on the Completion Date or refunded by NEL to GPAC as soon as practicable after termination of this Agreement in accordance with Clause 3.4);

	(b)	pay to NEL on the Completion Date, $4,250,000 on account of the balance of the Purchase Price, plus GST on the full Purchase Price, adjusted pursuant to clause 4.11;

29.6.2004	Page (146)

Petroleum Products Sale & Purchase Agreement

(c)	direct the escrow agent to pay to NEL on the Completion Date the sum of $500,000;

(d)	reimburse to NEL on the Completion Date the amounts of all Cash Calls received on or after the Effective Date which NEL has paid.;

(e)
assume on the Completion Date NEL's obligation to pay royalty under the Crown Minerals Act in respect of NEL's Petroleum Entitlements to Petroleum produced and saved on and after the Effective Date, and indemnify and hold NEL harmless in respect of that obligation; and

(f)	with effect from the Completion Date, pay to the Operator all Cash Calls made after that date for which NEL would otherwise be responsible in respect of its 5% Percentage Interest under the JVOA.

4.3	Method of Payment

GPAC shall pay amounts due under Clause 4.2 to an account nominated by NEL prior to the payment date by direct electronic transfer received in that account in immediately available funds on the payment date.

4.4	Refund of Deposit

If the deposit becomes refundable in accordance with Clause 4.2(a), NEL shall direct the escrow agent to pay that amount to an account nominated by GPAC by direct electronic transfer received in that account in immediately available funds on the payment date.

4.5	Interest

If any amount payable under this Agreement is not paid on the due date, it will bear interest at the Agreed Interest Rate computed and compounded daily for the period commencing on the due date for payment and expiring on the actual date of payment.

The right to require payment of interest under this Clause is without prejudice to any other rights either party may have against the other at law or in equity.

4.6	Time of the Essence

As regards payments due under this Agreement, GPAC and NEL agree that time is of the essence.

4.7	Property and Risk

With regard to NEL's Petroleum Entitlements, in each instance property and risk will pass to GPAC when:

(a) the Petroleum has been ascertained by having been produced and saved;

(b) the Petroleum is in a deliverable state and has been unconditionally appropriated by NEL to this Agreement, and

(c) NEL has given notice to GPAC that the Petroleum is available for delivery to GPAC at the Disposal Point.

29.6.2004	Page (147)

Petroleum Products Sale & Purchase Agreement

4.8	Possession

Possession of NEL's Petroleum Entitlements will be given to GPAC, in each instance, at the Disposal Point.

4.9	Additional Documents

On the Completion Date and thereafter when so requested by GPAC, NEL shall execute and deliver to GPAC, such assignments and other documents as are necessary or desirable in order to provide GPAC with the full benefit and advantage of NEL's Petroleum Entitlements and all of its rights in relation thereto.

4.10	Relief from Payment Obligations

If for any reason, other than any act or omission on the part of GPAC:

(a) PMP 38148 is cancelled or forfeited or any rights thereunder are suspended; or

(b) GPAC ceases to be entitled to the full benefit and advantage of NEL's Petroleum Entitlements;

GPAC shall, without prejudice to any other rights it may have at law or in equity, be relieved of its obligations to make further payments under Clause 4.2.

4.11	Effective Date

Subject to completion on the Completion Date, the sale and assignment of NEL's Petroleum

Entitlements will take effect as on and from the Effective Date and the Purchase Price shall be adjusted to reflect any Cash Calls received by NEL on or after the Effective Date and any receipts by NEL from sales of Petroleum produced on or after the Effective Date.

5.	NEL's Obligations

5.1	NEL's Warranties

NEL warrants to GPAC, on the date of execution of this Agreement and on the Completion Date, that:

(a)
NEL is the legal and beneficial owner of NEL's 5% Percentage Interest and all of NEL's Petroleum Entitlements, all of which are free from Encumbrances (except the obligation to pay royalty under the Crown Minerals Act);

(b)
NEL has met or will meet all royalty obligations arising under the Crown Minerals Act in relation to all Petroleum produced and saved in respect of the period up to and including the Effective Date and will indemnify and hold harmless GPAC against any liabilities arising from this obligation.

5.2	NEL's Covenants

NEL covenants with GPAC that, from and after completion and throughout the term of the JVOA:

(a) NEL shall not sell, transfer, assign or otherwise dispose of (or agree so to do) the whole or any part of its 5% Percentage Interest unless and until the acquiring party has first covenanted with

29.6.2004	Page (148)

Petroleum Products Sale & Purchase Agreement

GPAC, in a form satisfactory to GPAC, to assume and discharge all of NEL's obligations under this Agreement;

(b)	NEL shall not sell, transfer, assign or otherwise dispose of the whole or any part of NEL's Petroleum Entitlements, except to GPAC and in the manner described in this Agreement;

(c)	NEL shall deliver to GPAC, or make available for delivery to GPAC, all of NEL's Petroleum Entitlements at the Delivery Point as soon as practicable after it becomes available to NEL;

(d)	NEL shall not grant or create, or suffer the creation of, any Encumbrance over the whole or any part of either or both of NEL's 5% Percentage Interest and NEL's Petroleum Entitlements;

(e)
NEL shall, with effect from the execution date hereunder, appoint GPAC's nominee as NEL's representative on the Operating Committee, change the representative as and when requested by GPAC and give notice of each such appointment to the Parties as required by Section 4.02(a) of the JVOA and, until the Completion Date, GPAC shall ensure that all communications and information relating to the Operating Committee or NEL's 5% Percentage Interest will be provided to NEL immediately it comes into the posession of GPAC or its nominee under this clause;

(f)	subject to Clause 5.2(e) and(g), NEL shall comply with all of the conditions subject to which the Licence and the Mining Permit were granted and with the provisions of the JVOA;

(g)
NEL shall not agree to any amendment of, give any consent or approval under or waive any provision of the JVOA or make any decision as to any matter reserved for decision by the Parties under the JVOA, without in each instance having obtained the prior approval of GPAC or having acted as directed by GPAC; and

(h)	NEL shall forward to GPAC as soon as practicable all Cash Calls, notices and other communications received by NEL from the Operator or any of the other Parties under the JVOA.

6.	Mutual Warranties

Each of the parties warrants to the other that:

(a)	it is duly incorporated with limited liability and validly existing under the laws of its country of incorporation;

(b)
it has full corporate power and has been properly authorised by all necessary corporate action to execute this Agreement, and this Agreement (subject to the Minister's consent) constitutes a legal, valid and binding obligation enforceable against it in accordance with the terms of this Agreement;

(c)
the signing of this Agreement and the performance of the transactions contemplated by this Agreement will not contravene or constitute a material breach under the provisions of any agreement, instrument, law, judgment, order, licence, permit or consent by which it is bound;

29.6.2004	Page (149)

Petroleum Products Sale & Purchase Agreement

(d)
it has not incurred any obligation or liability, contingent or otherwise, for brokers' or finders' fees in respect of the transactions contemplated by this Agreement for which the other party will have any obligation;

(e)
no step has been taken to wind it up, appoint a controller or administrator, seize or take possession of any of its assets or make any arrangement, compromise or composition with any of its creditors; and

(f)	it is able to pay its debts as and when they become due and payable.

7.	Completion Obligations

This Agreement and the Sale Deed are interdependent. Neither party is obliged to complete the sale and assignments of NEL's Petroleum Entitlements unless, at the same time, completion occurs in accordance with Clause 3 of the Sale Deed.

8.	Indemnities

8.1	GPAC's Indemnity

GPAC shall indemnify NEL against any claims which may be made or brought against NEL or claims, costs or losses which NEL may sustain or incur arising from or in connection with:

(a) any matter or thing being other than as expressly warranted by GPAC hereunder; or

(b) any breach of, or default under, this Agreement by GPAC;

(c)
any act, omission or decision of GPAC or its nominee in acting as a representative of NEL or in giving or withholding any consent or approval in the exercise or performance of any of the functions provided for in clause 5.2.

8.2	NEL's Indemnity

NEL shall indemnify GPAC against any claims which may be made or brought against GPAC or claims, costs or losses which GPAC may sustain or incur arising from or in connection with:

(a) any matter or thing being other than as expressly warranted by NEL hereunder; or

(b) any breach of, or default under, this Agreement by NEL.

9.	Notices

Any notice, agreement, consent, approval, waiver or direction given under this Agreement:

(a)	must be in writing addressed to the intended recipient at the address shown below or the address last notified by the intended recipient to the sender: GPAC

Greymouth Petroleum Mining Company Limited

29.6.2004	Page (150)

Petroleum Products Sale & Purchase Agreement

P.O. Box 1394 Shortland Street Auckland N.Z. Attention: Chairman Fax: (649) 377 4928

NEL
Ngatoro Energy Limited 284 Karori Road Karori Wellington N.Z.

Attention: Manager, Corporate Affairs Fax: (644) 476 0120

(b)	must be signed by a person duly authorised by the sender; and

(c)	will be taken to have been given when delivered, received or left at the above address. If delivery or receipt occurs on a day when business is not generally carried on in the place to which the communication is sent or is later than 4 pm (local time) it will be taken to have been duly given at the commencement of business on the next day when business is generally carried on in that place.

10.	No Disclosure

10.1	Confidentiality

Subject to Clause 10.2, each of the parties shall keep confidential the terms of this Agreement and all documents and other information relating to this Agreement or the transactions contemplated by it.

10.2	Exceptions

A party may make any disclosures in relation to this Agreement as it thinks necessary to:

(a) its Representatives, if those persons undertake to keep information disclosed confidential;

(b) comply with the JVOA or any applicable law or requirement of any Public Authority or of any Stock Exchange on which the shares of a party or its holding company are quoted; or

(c) any of its employees to whom it is necessary to disclose the information if that employee undertakes to keep the information confidential.

In the case of disclosure under paragraph (b), the party wishing to make the disclosure must give the other party prior notice of the disclosure and use reasonable endeavours to agree with the other party the form of, and the extent of, the disclosure.

29.6.2004	Page (151)

Petroleum Products Sale & Purchase Agreement

10.3	Public Announcements

Except as required by applicable law or the requirements of any Public Authority or of any Stock Exchange on which the shares of a party or its holding company are quoted, all press releases and other public announcements relating to the transactions dealt with by this Agreement must be in terms agreed by the parties.

11.	Further Assurances

Each party shall take all steps, execute all documents and do everything reasonably required by the other party to give effect to any of the transactions contemplated by this Agreement.

12.	Entire Agreement

This Agreement (together with the Sale Deed of even date) embodies the entire agreement between the parties with respect to its subject matter and supersedes any prior negotiation, arrangement, understanding or agreement with respect to the subject matter or any term of the agreement.

Each party releases the other from, and agrees not to make any claims against the other or any of its Representatives, in respect of or arising from any conduct in relation to any draft of this Agreement, or any negotiation, arrangement, understanding or agreement with respect to the subject matter or any term of this Agreement, whether the conduct occurred before or during the making of this Agreement.

13.	Amendment

This Agreement may be amended only by another agreement executed by all parties who may be affected by the amendment.

14.	Assignment

(a)
This Agreement is binding upon and will enure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign all or any of its rights under this Agreement without the prior consent of the other (which consent must not be unreasonably withheld).

(b)
In the case of an assignment by NEL, it will be reasonable for GPAC to withhold its consent if, at the same time as the assignment of all or a part of its rights hereunder, NEL does not transfer and assign to the assignee the same proportion of its 5% Percentage Interest in accordance with Clause 5.2(a).

(c)
The parties acknowledge that GPAC will consent to an assignment by NEL of all of its rights and obligations hereunder in favour of Southern and will grant to NEL a release from all obligations under this agreement from the effective date of that assignment.

29.6.2004	Page (152)

Petroleum Products Sale & Purchase Agreement

15.	No Waiver

No failure to exercise and no delay in exercising any right, power or remedy under this Agreement will operate as a waiver. Nor will any single or partial exercise of any right, power or remedy preclude any other or further exercise of that or any other right, power or remedy.

16.	Merger

The rights and obligations of the parties will merge on completion of any transaction under this Agreement.

17.	Stamp Duty and Costs

Each party shall bear its own costs arising out of the preparation of this Agreement but GPAC shall bear all fees payable under the Crown Minerals Act on this Agreement, on any instruments entered into under this Agreement, and in respect of each dealing or other transaction evidenced by this Agreement. GPAC shall indemnify NEL on demand against any liability for such fees (including fines and penalties).

18.	Governing Law

This Agreement is governed by the laws of New Zealand. The parties submit to the non-exclusive jurisdiction of the courts exercising jurisdiction there.

19.	Counterparts

This Agreement may be executed in any number of counterparts. All counterparts together will be taken to constitute one instrument.

20.	GST

20.1	Definitions

In this Clause 25, consideration, supply and tax invoice have the same meanings as in the Act.

20.2	All consideration GST exclusive

GST is chargeable in respect of any supply made under, pursuant to or in connection with this Agreement and, unless the consideration for that supply is expressly agreed to be GST inclusive, the recipient of that supply shall pay to the supplier an amount equal to the GST chargeable on that supply in addition to any other consideration payable for that supply. No payment shall be required under this Clause until the supplier provides to the recipient a tax invoice in respect of the supply.

29.6.2004	Page (153)

Petroleum Products Sale & Purchase Agreement

EXECUTED in Wellington, New Zealand.

Executed by GREYMOUTH PETROLEUM
ACQUISITION COMPANY LIMITED

_____________________________ Director Signature	_____________________________ Director/Secretary Signature

_____________________________ Print Name	_____________________________ Print Name

Executed by NGATORO ENERGY LIMITED:

_____________________________ Director Signature	_____________________________ Director/Secretary Signature

_____________________________ Print Name	_____________________________ Print Name

29.6.2004	Page (154)

EXHIBIT 4.9.2
SALE DEED FOR PML 38148

Sale Deed

Southern Petroleum (Ohanga) Limited

Ngatoro Energy Limited

Page (155)

Sale Deed

Sale Deed

Sale Deed

Page (158)

Sale Deed

Date	2003

Parties

1.	Southern Petroleum (Ohanga) Limited of Level 28, 151 Queen Street, Auckland, New Zealand ( Southern)

2.	Ngatoro Energy Limited of 284 Karori Road, Karori, Wellington, New Zealand ( NEL)

Recitals

A	NEL is the legal and beneficial owner of the Property.

B	By the Petroleum Products SPA, NEL agreed to sell and assign, with effect from the Effective Date, all of its rights to Petroleum produced from the Licence Area and once ownership thereof has passed to NEL under the JVOA, as well as all of NEL's rights under any contracts relating thereto.

C	NEL has agreed to sell and Southern has agreed to purchase the Property.

It is agreed as follows.

1.	Definitions and Interpretation

1.1	JVOA Definitions

Unless the context otherwise requires, terms defined in the JVOA have the same meanings respectively when used in this Deed.

1.2	Definitions

In this Deed:

"Act" means the Goods and Services Tax Act, 1985 of New Zealand.

Page (159)

Sale Deed

"Claim" means any claim, demand, action, proceeding, judgment, liability, loss, damage, cost or expense (including legal costs on a full indemnity basis, whether or not the subject of a court order, and disbursements) whatever and in any way arising.

"Completion Date" has the same meaning as is given to that term in the Petroleum Products SPA.

"Effective Date" means 1 July 2003.

"Encumbrance" means any mortgage, charge, pledge, lien, assignment, security interest, royalty, overriding royalty, net profits interest, trust, contractual right of set-off or other security arrangement in favour of any person, but does not include the Petroleum Products SPA..

"GPAC" means Greymouth Petroleum Acquisition Company Limited of Level 28, 151 Queen Street, Auckland, New Zealand.

"GST" means good and services tax chargeable in accordance with the Act.

"Information" means all geological, geophysical or technical information within the custody or control of NEL being information that relates to the presence, absence, extent or production of hydrocarbon deposits in the area of PMP 38148 and its surrounds and which has been obtained from the exploration and prospecting for or production of Petroleum within the area of the Permit (and surrounding the area of the Permit to enable Buyer to have full data in relation to the area of the Permit) including, without limitation, the books, records, seismic and interpretative data, notes, drawings, maps and other information (in various media) related to PMP 38148 and its surrounds;

"JVOA" means the Joint Venture Operating Agreement dated 2 September 1993 between Petroleum Resources Limited, Australia and New Zealand Petroleum Limited, ARCO Petroleum New Zealand Inc., Minora Energy (New Zealand) Limited, Cairn Energy PLC, NZOG Services Limited and the Minister of Energy for New Zealand acting on behalf of Her Majesty the Queen in right of New Zealand.

"NEL Sole Risk Operation" means the drilling of the GO 880 Well by NEL as a Sole Risk Operation under the JVOA.

"Ngatoro Gas Contract" means the Contract for the Sale and Purchase of Ngatoro Gas dated 18 February 1998 the current parties to which being NEL, Southern, Petroleum Resources Limited, Australia and New Zealand Petroleum Limited, Greymouth Petroleum Acquisition Company Limited and Greymouth Petroleum Limited as "Seller" and Greymouth Petroleum Acquisition Company Limited as "Buyer"

Page (160)

Sale Deed

"Oil Inventory" means all Petroleum to which NEL is entitled or which has been taken by NEL in the exercise of its rights under the JVOA and not as of the Effective Date sold or otherwise disposed of by NEL.

"Petroleum Products SPA" means the Petroleum Products Sale and Purchase Agreement dated the same date as this Deed between GPAC and NEL.

"Property" means collectively:

(a)	NEL's 5% Percentage Interest in PMP 38148;

(b)	Information;

(c)	Oil Inventory;

(d)	NEL's rights and interests under the Ngatoro Gas Contract;

(e)	NEL's Contributing Interest share in all Joint Property including, in particular, NEL's interest in all funds held in the Joint Account; and

(f)	all of NEL's rights under the JVOA and any contract entered into pursuant thereto; but subject to NEL's obligations to deliver and GPAC's rights to take, pursuant to the Petroleum Products SPA:

(i) any Petroleum which NEL has rights to take under the JVOA; and

(ii) any Petroleum which NEL has rights to take by reason of the NEL Sole Risk Operation.

"Public Authority" includes:

(a)	any government in any jurisdiction, whether national, regional or local;

(b)	any minister, department, office, commission, delegate, instrumentality, agency, board, authority or organisation of any government or in which any government is interested;

(c)	any non-government regulatory authority; and

(d)	any provider of public utility services, whether or not government owned or controlled.

"Purchase Price" means $250,000.00 plus GST.

Page (161)

Sale Deed

"Representative" in relation to a party means:

	(a)	each of the party's Affiliates; and

	(b)	the party's or any of its Affiliates'

(i) directors, officers and employees; and

(ii) agents (including financial, legal and accounting advisers).

1.3	Interpretation

Headings are for convenience only and do not affect interpretation. The following rules apply unless the context otherwise requires.

	(a)	The singular includes the plural, and the converse also applies.

	(b)	A gender includes all genders.

	(c)	If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

	(d)	A reference to a person includes a corporation, trust, partnership, unincorporated body or other entity, whether or not it comprises a separate legal entity.

	(e)	A reference to a Clause is a reference to a Clause of this Deed.

	(f)	A reference to writing includes any method of representing or reproducing words, figures, drawings or symbols in a visible and tangible form and includes a communication by electronic mail.

	(g)	A reference to a party to this Deed or another agreement or document includes the party's successors, permitted substitutes and permitted assigns.

(h)
A reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

	(i)	A reference to dollars or $ is to the currency of the United States of America.

Page (162)

Sale Deed

2.	Condition

2.1	Minister's Consent

This Deed and the Petroleum Products SPA are entered into subject to the consent of the Minister as required by Section 41(2) of the Crown Minerals Act.

2.2	Application for Consent

As soon as practicable after the date of execution of this Deed, Southern and NEL shall jointly make application for the Minister's consent and shall produce such information relating to the transactions evidenced by this Deed as the Minister considers necessary or desirable and may require under Section 41(3) of the Crown Minerals Act.

2.3	Satisfaction of Condition

Each of the parties shall use all reasonable endeavours to procure that the Minister's consent is obtained as soon as practicable. Each shall keep the other informed on a timely basis of its progress with regard to obtaining the Minister's consent.

2.4	Right to Terminate

If the Minister's consent has not been obtained by 5pm on 30 September, 2003, either Southern or NEL may terminate this Deed immediately by giving written notice to the other. If GPAC or NEL gives notice of termination under Clause 3.4 of the Petroleum Products SPA, this Deed, ipso facto, shall terminate at the same time as the Petroleum Products SPA.

2.5	Effect of Termination

Termination in accordance with Clause 2.4 will not affect:

(a) the rights of either party against the other in respect of any antecedent breach of the provisions hereof; and

(b) the continued operation of Clause 9.

Page (163)

Sale Deed

3.	Sale and Purchase

3.1	Sale on Completion Date

Subject to Clauses 2.1 and 4, on the Completion Date NEL sells and assigns absolutely to Southern, which purchases and accepts the assignment of, all of NEL's right, title and interest in and to the Property free from all Encumbrances.

3.2	Completion by Southern

As consideration for the sale and assignment of the Property, Southern shall on the

Completion Date pay to NEL the Purchase Price, adjusted pursuant to clause 3.10, and shall deliver to NEL against receipt from NEL of the items listed in Clause 3.3:

(a)
a covenant in a form satisfactory to GPAC and NEL, duly executed by GPAC and Southern, whereby Southern shall assume and agree to discharge all of NEL's obligations under the Petroleum Products SPA and NEL shall assign absolutely to Southern, free from all Encumbrances, all of NEL's rights under the Petroleum Products SPA and GPAC shall release NEL from any further obligation to GPAC under the Petroleum Products SPA;

(b) the written instrument referred to in Section 11.03(ii) of the JVOA, in duplicate, executed by Southern;

(c) a covenant in a form satisfactory to NEL whereby Southern agrees to assume all of NEL's obligations as Seller under the Ngatoro Gas Contract;

(d)
such other documents or instruments as are necessary or desirable effectually to provide NEL with the full benefit and advantage intended by this Deed and the Petroleum Products SPA (particulars of which documents and instruments will be notified by NEL to Southern a reasonable time prior to the Completion Date).

3.3	Sale Consideration

As consideration for the sale and assignment of the Property, Southern shall on the Completion Date pay to NEL the amounts and deliver to NEL the items listed in Clause 3.2, against receipt from NEL of:

Page (164)

Sale Deed

	(a)	A proper registrable assignment of NEL's interest as a holder of the Mining Permit, and an assignment of its Percentage Interest under the JVOA, duly executed by NEL and Southern;

	(b)	One counterpart of the written instrument referred to in Section 11.03(ii) of the JVOA and in 3.2 above;

(c)
a covenant in a form satisfactory to GPAC and NEL, duly executed by GPAC and Southern and NEL, whereby Southern shall assume and agree to discharge all of NEL's obligations under the Petroleum Products SPA and NEL shall assign absolutely to Southern, free from all Encumbrances, all of NEL's rights under the Petroleum Products SPA and GPAC shall release NEL from any further obligation to GPAC under the Petroleum Products SPA;

	(d)	an executed Deed of Assignment in a form satisfactory to Southern whereby NEL assigns to Southern all of NEL's interest in the Ngatoro Gas Contract;

(e)
such other transfers, assignments, deeds of assumption and other documents or instruments as are necessary or desirable effectually to convey or assign legal and beneficial ownership of the Property to Southern and to provide Southern with the full benefit and advantage thereof (particulars of which documents and instruments will be notified by Southern to NEL a reasonable time prior to the Completion Date).

3.4	Method of Payment

Southern shall pay amounts due under Clause 3.2 to an account nominated by NEL prior to the payment date by direct electronic transfer received in that account in immediately available funds on the Completion Date.

3.5	Interest

If any amount payable under this Deed is not paid on the due date, it will bear interest at the Agreed Interest Rate computed and compounded daily for the period commencing on the due date for payment and expiring on the actual date of payment.

The right to require payment of interest under this Clause is without prejudice to any other rights either party may have against the other at law or in equity.

Page (165)

Sale Deed

3.6	Time of the Essence

As regards payments due under this Deed, the parties agree that time is of the essence.

3.7	Property and Risk

The Property will be at the risk of NEL until the Completion Date, at which time it will pass to Southern.

3.8	Possession

Possession of the Property will be given to Southern on the Completion Date.

3.9	Additional Documents

After the Completion Date, when so requested by Southern, NEL shall execute and deliver to Southern such additional assignments and other documents as are necessary or desirable in order to provide Southern with the full benefit and advantage of the Property and all of its rights in relation thereto.

3.10	Effective Date

Subject to completion on the Completion Date, the sale and purchase of the Property will take effect as on and from the Effective Date. Upon the Completion Date the Purchase Price shall be adjusted to take account of any Cash Calls received by NEL between the Effective Date and the Completion Date and which have been paid by NEL and all amounts received from the Joint Account, by NEL after the Effective Date.

4.	Completion Obligations

4.1	Relief

Southern will not be obliged to complete the purchase of the Property if any part thereof is cancelled, forfeited, surrendered, lost, damaged, destroyed or otherwise materially impaired before the Completion Date.

Page (166)

Sale Deed

4.2	Interdependence

This Deed and the Petroleum Products SPA are interdependent. Completion of the sale and purchase of the Property under this Deed shall not be completed until such time as Completion has occurred in accordance with Clause 4 of the Petroleum Products SPA.

5.	NEL's Obligations

5.1	NEL's Warranties

NEL warrants to Southern, both on the date of execution of this Deed and on the Completion Date, that:

(a) NEL is the legal and beneficial owner of the Property, all of which is free from Encumbrances (except the obligation to pay royalty under the Crown Minerals Act);

(b) NEL has met all royalty obligations arising under the Crown Minerals Act in relation to the Property up to and including the Effective Date.

5.2	NEL's Covenants

NEL covenants with Southern that until the Completion Date:

(a) NEL shall not sell, transfer, assign or otherwise dispose of (or agree so to do) the whole or any part of the Property;

(b) NEL shall not grant or create, or suffer the creation of, any Encumbrance over the whole or any part of the Property;

(c)
NEL shall not, except in the ordinary course of business, agree to any amendment of, give any consent or approval under or waive any provision of the JVOA or make any decision as to any matter reserved for decision by the Parties under the JVOA, without in each instance having obtained the prior approval of Southern or having acted as directed by Southern; and

(d)
NEL shall forward to Southern as soon as practicable copies of all Cash Calls, notices and other communications (whether in writing, by email, telephone or otherwise) received by NEL from the Operator or any of the other Parties under the JVOA.

Page (167)

Sale Deed

6. Mutual Warranties

Each of the parties warrants to the other that:

(a)	it is duly incorporated with limited liability and validly existing under the laws of its country of incorporation;

(b)
it has full corporate power and has been properly authorised by all necessary corporate action to execute this Deed, and this Deed (subject to the Minister's consent) constitutes legal, valid and binding obligations enforceable against it in accordance with its terms;

(c)
the signing of this Deed and the performance of the transactions contemplated by this Deed will not contravene or constitute a material breach under the provisions of any agreement, instrument, law, judgment, order, licence, permit or consent by which it is bound (except that NEL gives no such warranty in respect of the JVOA or the Mining Permit);

(d)
it has not incurred any obligation or liability, contingent or otherwise, for brokers' or finders' fees in respect of the transactions contemplated by this Deed for which the other party will have any obligation;

(e)
no step has been taken to wind it up, appoint a controller or administrator, seize or take possession of any of its assets or make any arrangement, compromise or composition with any of its creditors; and

(f)	it is able to pay its debts as and when they become due and payable.

7.	Indemnities

7.1	Southern's Indemnity

Southern shall indemnify NEL against any claims which may be made or brought against NEL or which NEL may sustain or incur arising from or in connection with:

(a) any matter or thing being other than as expressly warranted by Southern hereunder; or

Page (168)

Sale Deed

(b)	any breach of, or default under, this Deed by Southern;

(c)	any act, omission or decision of Southern in giving or withholding any consent or approval in the exercise or performance of any of the functions provided for in clause 5.2.

7.2	NEL's Indemnity

NEL shall indemnify Southern against any claims which may be made or brought against Southern or claims, costs or losses which Southern may sustain or incur arising from or in connection with:

(a) any matter or thing being other than as expressly warranted by NEL hereunder; or

(b) any breach of, or default under, this Deed by NEL.

8.	Notices

Any notice, agreement, consent, approval, waiver or direction given under this Deed:

(a)	must be in writing addressed to the intended recipient at the address shown below or the address last notified by the intended recipient to the sender:

Southern

Southern Petroleum (Ohanga) Limited

P.O. Box 1394

Shortland Street

Auckland N.Z.

Attention: Chairman

Fax: (649) 377 4928

Page (169)

Sale Deed

NEL

Ngatoro Energy Limited

284 Karori Road

Karori

Wellington N.Z.

Attention: Manager, Corporate Affairs

Fax: (644) 476 0120

(b)	must be signed by a person duly authorised by the sender; and

(c)
will be taken to have been given when delivered, received or left at the above address. If delivery or receipt occurs on a day when business is not generally carried on in the place to which the communication is sent or is later than 4 pm (local time) it will be taken to have been duly given at the commencement of business on the next day when business is generally carried on in that place.

9.	No Disclosure

9.1	Confidentiality

Subject to Clause 9.2, each of the parties shall keep confidential the terms of this Deed and all documents and other information relating to this Deed or the transactions contemplated by it.

9.2	Exceptions

A party may make any disclosures in relation to this Deed as it thinks necessary to:

(a) its Representatives, if those persons undertake to keep information disclosed confidential;

Page (170)

Sale Deed

(b)	comply with the JVOA or any applicable law or requirement of any Public Authority or of any Stock Exchange on which the shares of a party or its holding company are quoted; or

(c)	any of its employees to whom it is necessary to disclose the information if that employee undertakes to keep the information confidential.

In the case of disclosure under paragraph (b), the party wishing to make the disclosure must give the other party prior notice of the disclosure and use reasonable endeavours to agree with the other party the form of, and the extent of, the disclosure.

9.3	Public Announcements

Except as required by applicable law or the requirements of any Public Authority or of any Stock Exchange on which the shares of a party or its holding company are quoted, all press releases and other public announcements relating to the transactions dealt with by this Deed must be in terms agreed by the parties.

10.	Further Assurances

Each party shall take all steps, execute all documents and do everything reasonably required by the other party to give effect to any of the transactions contemplated by this Deed.

11.	Entire Agreement

This Agreement (together with the Petroleum Product SPA) embodies the entire agreement between the parties with respect to its subject matter and supersedes any prior negotiation, arrangement, understanding or agreement with respect to the subject matter or any term of the agreement.

Each party releases the other from, and agrees not to make any claims against the other or any of its Representatives, in respect of or arising from any conduct in relation to any draft of this Deed, or any negotiation, arrangement, understanding or agreement with respect to the subject matter or any term of this Deed, whether the conduct occurred before or during the making of this Deed.

Page (171)

Sale Deed

12.	Amendment

This Agreement may be amended only by another agreement executed by all parties who may be affected by the amendment.

13.	Assignment

The rights and obligations of each party under this Deed are personal. They cannot be assigned, charged or otherwise dealt with, and no party shall attempt or purport to do so, without the prior consent of all the parties.

14.	No Waiver

No failure to exercise and no delay in exercising any right, power or remedy under this Deed will operate as a waiver. Nor will any single or partial exercise of any right, power or remedy preclude any other or further exercise of that or any other right, power or remedy.

15.	Merger

The rights and obligations of the parties will merge on completion of any transaction under this Deed.

16.	Stamp Duty and Costs

Each party shall bear its own costs arising out of the preparation of this Deed but Southern shall bear all fees payable under the Crown Minerals Act on this Deed, on any instruments entered into under this Deed, and in respect of each dealing or other transaction evidenced by this Deed. Southern shall indemnify NEL on demand against any liability for such fees.

Page (172)

Sale Deed

17.	Governing Law

This Agreement is governed by the laws of New Zealand. The parties submit to the non- exclusive jurisdiction of the courts exercising jurisdiction there.

18.	Counterparts

This Agreement may be executed in any number of counterparts. All counterparts together will be taken to constitute one instrument.

19.	GST

19.1	Definitions

In this Clause 19, consideration, supply and tax invoice have the same meanings as in the Act.

19.2	All consideration GST exclusive

GST is chargeable in respect of any supply made under, pursuant to or in connection with this Deed or the Sale Agreement and, unless the consideration for that supply is expressly agreed to be GST inclusive, the recipient of that supply shall pay to the supplier an amount equal to the GST chargeable on that supply in addition to any other consideration payable for that supply. No payment shall be required under this Clause until the supplier provides to the recipient a tax invoice in respect of the supply.

EXECUTED in Wellington, New Zealand.

Executed by SOUTHERN PETROLEUM
(OHANGA) LIMITED

Page (173)

Sale Deed

__________________________________	__________________________________
Director Signature	Director/Secretary Signature

__________________________________	__________________________________
Print Name	Print Name

Page (174)

Sale Deed

Executed by NGATORO ENERGY
LIMITED:

__________________________________	__________________________________
Director Signature	Director/Secretary Signature

__________________________________	__________________________________
Print Name	Print Name

Page (175)

EXHIBIT 4.11
FORM OF CONVERTIBLE NOTE ISSUED BY THE REGISTRANT JANUARY 2004

"The securities represented hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"). The holder hereof, by purchasing such securities, agrees for the benefit of the Issuer that such securities may be offered, sold, pledged or otherwise transferred only (a) to the Issuer, (b) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act if applicable, or (c) (1) pursuant to the exemption from the registration requirements under the U.S. Securities Act provided by Rule 144 thereunder, if available, and in accordance with applicable State securities laws, or (2) in a transaction that does not require registration under the U.S. Securities Act or any applicable state laws and regulations governing the offer and sale of securities, and the holder has prior to such sale furnished to the Issuer an opinion of counsel or other evidence of exemption in form and substance reasonably satisfactory to the Issuer. Provided that if the Issuer is a "foreign issuer" as that term is defined by Regulation S of the U.S. Securities Act at the time of sale, a new certificate bearing no restrictive legend, delivery of which will constitute "Good Delivery" may be obtained from the transfer agent, upon delivery of this certificate and a duly executed declaration, in form satisfactory to the Issuer and its transfer agent, to the effect that the sale of the securities represented hereby is being made in compliance with Rule 904 of Regulation S under the U.S. Securities Act."

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

TO:	INDO-PACIFIC ENERGY LTD.
(herein generally, the "Issuer")
284 Karori Road
Karori, Wellington
Phone: 64 44762717 Fax: 64 44760120

FROM:	Exploration Capital Partners Limited Partnership

RE:	Purchase of Convertible Note of the Issuer

REFERENCE DATE:     December 9, 2003

Instructions to complete this Subscription Agreement

Confirm the subscription information regarding the Note on page 2 and sign on page 2.
Confirm Registration or Delivery Instructions (if different from information in Item 1).

If you are, or are purchasing the Note on behalf of, a U.S. Person or person in the United States, you must complete the "Certificate of U.S. Person" (Schedule B).

Courier or fax completed forms to Indo-Pacific Energy Ltd., c/o Lang Michener, Barristers & Solicitors, Suite 1500 - 1055 West Georgia Street, Vancouver, BC, Canada V6E 4N7, or fax your completed Subscription Agreement to the attention of Bernhard Zinkhofer at fax: 604-893-2396 (tel: 604-691-7438, e-mail bzinkhof@lmls.com. Funds may be attached to the forms by certified cheque or bank draft payable to "Indo-Pacific Energy Ltd."

Exploration Capital Partners Limited Partnership
(Name of Investor – please print)

_________________________________
(Signature of Investor)

_________________________________
(Official Capacity or Title of Signatory, if Investor is not an individual – please print)

_________________________________
(Please print name of individual whose signature appears above if different than the name of the name of the Investor printed above.)

7770 Camino Real
Carlsbad, CA USA 92009
(Investor's Address)

_________________________________
(Investor's Telephone Number and Fax Number)

_________________________________
(Investor's E-Mail Address)

REGISTER the Note as set forth below ____________________ Name ____________________ Account reference, if applicable ____________________ Address

Principal of Note US$250,000

Aggregate Subscription Price for Note: US$250,000 Payable to: Indo-Pacific Energy Ltd.

DELIVER the Note as set forth below:

______________________
Name

______________________
Account reference, if applicable

_____________________
Contact Name
_____________________
Address
_____________________
Telephone Number

ACCEPTANCE: The Issuer hereby accepts the above subscription on the terms and conditions attached hereto.

INDO-PACIFIC ENERGY LTD.

Per:
	____________________________________	Execution Date: __________________________________
Authorized Signatory

Definitions

(a) "Accredited Investor" means generally a high net worth or high income person, specifically defined as:

(i) an Investor resident in any one of the MI 45-103 Jurisdictions (defined below) who is an accredited investor as defined in Section 1.1 of Multilateral Instrument 45-103 and set out in Category 3: Accredited Investor on Form 2 (see Schedule C);

(ii) an Investor resident in the Province of Ontario who is an accredited investor as defined in Ontario Securities Commission Rule 45-501 and set out on Form 3 (see Schedule D); or

(iii) a U.S. Person who is an accredited investor as defined in Rule 501(a) of Regulation D (see Schedule D);

(b) "Applicable Securities Laws" means the securities legislation having application and the rules, policies, notices and orders issued by applicable securities regulatory authorities over this Offering and the Issuer in the Principal Canadian Jurisdictions;

(c) "Closing" means the completion of the issue and sale by the Issuer of the Note against payment pursuant to this Subscription Agreement;

(d) "Closing Date" means the second day following completion of the Issuer's listing on the TSX Venture Exchange providing that the NZ Offering has completed, both of which events are expected to occur on or about December 31, 2003. On the Closing Date the Note will be issued and delivered to Investor or as it may direct;

(e) "Exemptions" means the exemptions from the registration and prospectus or equivalent requirements under Applicable Securities Laws;

(f) "Foreign Portfolio Manager" means a person who carries on business as a "portfolio manager" (within the meaning of that term under Applicable Securities Laws) in an International Jurisdiction and who purchases Units as an agent for fully managed accounts;

(g) "fully managed" in relation to an account, means that the Investor has the discretion as to the account as contemplated by Applicable Securities Law;

(h) "International Jurisdiction" means a country other than Canada or the United States;

(i) "Investor" means the person or persons named as Investor on the face page of this Subscription Agreement and if more than one person is so named, means all of them jointly and severally;

(j) "Issuer" means Indo-Pacific Energy Ltd.;

(k) "MI 45-102" means Multilateral Instrument 45-102 - Resale of Securities (a copy is available from the Issuer or online at www.bcsc.bc.ca);

(l) "MI 45-103" means Multilateral Instrument 45-103 - Capital Raising Exemptions (a copy is available from the Issuer or online at www.bcsc.bc.ca);;

(m) "MI 45-103 Jurisdictions" means British Columbia, Alberta, Manitoba, Saskatchewan, Prince Edward Island, Nova Scotia, Newfoundland and Labrador, the Northwest Territories and Nunavut;

(n) "material" means material in relation to the Issuer and any subsidiary considered on a consolidated basis;

(o) "material change" means any change in the business, operations, assets, liabilities, ownership or capital of the Issuer and any subsidiary considered on a consolidated basis that would reasonably be expected to have a significant effect on the market price or value of the Issuer's securities;

(p) "material fact" means any fact that significantly affects or would reasonably be expected to have a significant effect on the market price or value of the Issuer's securities;

(q) "misrepresentation" is as defined under Applicable Securities Laws";

(r) "Note" means the two convertible notes of $250,000 to be issued to two Investors in the form attached as Schedule A in the principal amount of US$500,000;

(s) "NZ Offering" means the prospectus offering of 4 million shares and warrants by the Issuer in New Zealand;

(t) "Offering" means the sale by the Issuer to two Investors of US$250,000 Notes on the terms set forth in this Agreement;

(u) "Ontario Accredited Investor Exemption" means the exemption from prospectus requirements found in Ontario Securities Commission Rule 45-501;

(v) "Portfolio Manager" means an adviser who manages the investment portfolio of clients through discretionary authority granted by one or more clients;

(w) "Public Record" means information which has been publicly filed under applicable securities laws by the Issuer, which can be reviewed at www.sedar.com;

(x) "Principal Canadian Jurisdictions" means jurisdictions referred to in MI 45-102;

(y) "Regulation D" means Regulation D under the U.S. Securities Act;

(z) "Regulation S" means Regulation S under the U.S. Securities Act;

(aa) "Schedules" means the schedules attached hereto comprising:

(i)	A	Form of Note;
(ii)	B	Certificate of U.S. Person; and
(iii)	C	Form of Warrant;

(bb) "Securities" means the Note, the Shares and Warrants of the Issuer issuable on conversion of the Note being sold hereunder, as well as any Warrant Shares;

(cc) "Share" means a common share without par value in the capital of the Issuer;

(dd) "Subscription Agreement" means this subscription agreement between the Investor and the Issuer, including all Schedules incorporated by reference as it may be amended or supplemented from time to time;

(ee) "Unit" is a reference to one Share and Warrant to be issued as part of a Unit for each US$1.10 of principal amount of the Note on conversion of the Note;

(ff) "U.S." or "United States" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

(gg) "U.S. Person" means a U.S. Person as defined in Regulation S. For further clarity in this Subscription Agreement, and without limiting the foregoing, a U.S. person includes (a) any natural person resident in the United States; (b) any partnership or corporation organized or incorporated under the laws of the United States; (c) any trust of which any trustee is a U.S. person; (d) any partnership or corporation organized outside the United States by a U.S. person principally for the purpose of investing in securities not registered under the U.S. Securities Act, unless it is organized or incorporated, and owned, by accredited investors (as defined in Regulation D) who are not natural persons, estates or trusts; and (e) any estate of which any executor or administrator is a U.S. person;

(hh) "U.S. Securities Act" means the Securities Act of 1933, as amended, of the United States of America;

(ii) "Warrant" means one whole Share purchase warrant to be issued as part of a Unit on conversion of the Note, each of which is exercisable to acquire an additional common share of the Issuer for US$1.15 each for a 12 month period after the Closing Date on the terms described herein;

(jj) "Warrant Certificate" means the certificate representing the share purchase Warrant issued to an Investor on conversion of the Note in the form attached as Schedule C; and

(kk) "Warrant Share" may be used to refer to the Share to be issued upon the exercise of a Warrant.

2. Prospectus Exempt Subscription Commitment

2.1 The undersigned (the "Investor") hereby irrevocably subscribes for and agrees to purchase from the Issuer, subject to the terms and conditions set forth herein, a Note in the principal amount as set out on the face page of this Subscription. Subject to the terms hereof, this Subscription will be deemed to have been made and be effective only upon its acceptance by the Issuer.

3. Description of Note and Underlying Securities (Share and Warrant)

3.1 The Note will be in the form of Schedule A and the principal amount of the Note will be convertible into Units of the Issuer at US$1.10 per Unit, each Unit comprising one Share and one Warrant.

3.2 Each Warrant will entitle the Investor to purchase one Warrant Share for a 12-month period after the Closing Date at a price of US$1.15.

3.3 The Warrants will be governed by the terms and conditions set out in the certificate representing the Warrants (the "Warrant Certificates") attached as Schedule C. Each Warrant Certificate will contain, among other things, provision for the appropriate adjustment in a class, number and price of the Warrant Shares upon the occurrence of certain events, including any subdivision, consolidation or re-classification of the common shares of the Issuer or payments of stock dividends or upon the merger or re-organization of the Issuer.

4. Closing

4.1 The Investor will deliver to the offices of the Issuer's solicitors, aggregate subscription funds and the Subscription Agreement completed in accordance with the instructions on the face page and arrange for concurrent wiring or delivery of certified funds. On request by the Issuer, the Investor agrees to complete and deliver any other documents, questionnaire, notices and undertakings as may possibly be required by regulatory authorities, stock exchanges and Applicable Securities Laws to complete the transactions contemplated by this Agreement. Delivery and payment for the Note will be completed by the Issuer and the Investor at the Issuer's attorney's offices noted on page 1 on the Closing Date

5. Four-Month Canadian Resale Restriction, U.S. Resale

5.1 The Issuer will have filed an Annual Information Form ("AIF") in the Principal Canadian Jurisdictions under Multilateral Instrument 45-102, and it will be at the Closing Date, a Qualifying Issuer (as defined in Multilateral Instrument 45-102) in the Principal Canadian Jurisdictions for purposes of permitting a four (4) month restricted period (from the Closing Date) legend in Canada on the Shares and Warrants issued to the Investor hereunder if the Note is converted during that four-month period. The securities will have a one year U.S. hold period subject to Rule 904 and the Investor will not resell the securities in New Zealand within one year from the Closing Date.

6. Investor's Acknowledgements – Regarding Risk, Restrictions, Independent Advice

6.1 The Investor represents and warrants and acknowledges and agrees with (on its own behalf and, if applicable, on behalf of each beneficial purchaser for whom the Investor is contracting hereunder) the Issuer that

(a) its decision to execute this Subscription and purchase the Securities agreed to be purchased hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of the Issuer, and that its decision is based entirely upon its review of information about the Issuer in the Public Record;

(b) no prospectus has been filed by the Issuer with any securities commission or similar authority in Canada or elsewhere, in connection with the issuance of the Securities, and the issuance and the sale of the Units is subject to such sale being exempt from the prospectus/registration requirements under Applicable Securities Laws and accordingly:

(i) the Investor is restricted from using certain of the civil remedies available under such legislation;

(ii) the Investor may not receive information that might otherwise be required to be provided to it under such legislation; and

(iii) the Issuer is relieved from certain obligations that would otherwise apply under such legislation;

(c) the Investor (or others for whom the Investor is contracting hereunder) has been advised to consult its own legal advisors with respect to the merits and risks of an investment in the Securities and with respect to applicable resale restrictions and it (or others for whom it is contracting hereunder) is solely responsible (and the Issuer is in no way responsible) for compliance with applicable resale restrictions;

(d) to the knowledge of the Investor, the sale of the Securities was not accompanied by any advertisement, and the Issuer will not pay a finder's fee in connection with any subscriptions by U.S. Persons unless the payment is to a U.S. registered broker or dealer;

(e) the offer made by this Subscription is irrevocable (subject to the right of the Issuer to terminate this Subscription) and requires acceptance by the Issuer;

(f) this Subscription is not enforceable by the Investor unless it has been accepted by the Issuer. The Investor waives any requirement on the Issuer's behalf to immediately communicate its acceptance for this Subscription to the Investor;

(g) the Securities are speculative investments which involve a substantial degree of risk;

(h) the Investor is sophisticated in financial investments, has had access to and has received all such information concerning the Issuer that the Investor has considered necessary in connection with the Investor's investment decision and the Investor will not receive an offering memorandum or similar disclosure document;

(i) the subscription proceeds will be available to the Issuer on Closing and this subscription is not conditional on any other Note subscription completing;

(j) no agency, governmental authority, regulatory body, stock exchange or other entity has made any finding or determination as to the merit for investment of, nor have any such agencies or governmental authorities made any recommendation or endorsement with respect to, the Securities; and

(k) the Issuer will rely on the representations and warranties made herein or otherwise provided by the Investor to the Issuer in completing the sale and issue of the Units to the Investor.

7. Investor's Exemption Status and Other Representation

7.1 Each Investor, by its execution of this Subscription Agreement, hereby further represents, warrants to, and covenants with the Issuer that:

(a) it is purchasing the Note as principal for its own account, it is purchasing the Note not for the benefit of any other person and not with a view to the resale or distribution of all or any of the Securities;

(b) the Investor has no knowledge of a "material fact" or "material change", as those terms are defined in Applicable Securities Laws, in respect of the affairs of the Issuer that has not been generally disclosed to the public;

(c) the Investor (and, if applicable, any beneficial purchaser for whom it is acting) is resident in the jurisdiction set out as the "Investor's Address" on the second page of this Subscription Agreement;

(d) the Investor has the legal capacity and competence to enter into and execute this Subscription Agreement and to take all actions required pursuant hereto and, if the Investor is a corporation, it is duly incorporated and validly subsisting under the laws of its jurisdiction of incorporation and all necessary approvals by its directors, shareholders and others have been obtained to authorize execution of this Subscription Agreement on behalf of the Investor;

(e) the entering into of this Subscription Agreement and the transactions contemplated hereby do not result in the violation of any of the terms and provisions of any law applicable to, or the constating documents of, the Investor or of any agreement, written or oral, to which the Investor may be a party or by which the Investor is or may be bound;

(f) the Investor has duly and validly authorized, executed and delivered this Subscription Agreement and understands it is intended to constitute a valid and binding agreement of the Investor enforceable against the Investor;

(g) in connection with the Investor's investment in the Units, the Investor has not relied upon the Issuer for investment, legal or tax advice, and has, in all cases sought the advice of the Investor's own personal investment advisor, legal counsel and tax advisers or has waived its rights to and the Investor is either experienced in or knowledgeable with regard to the affairs of the Issuer, or either alone or with its professional advisors is capable, by reason of knowledge and experience in financial and business matters in general, and investments in particular, of evaluating the merits and risks of an investment in the Units and is able to bear the economic risk of the investment and it can otherwise be reasonably assumed to have the capacity to protect its own interest in connection with the investment in the Units;

(h) no person has made to the Investor any written or oral representations:

(i) that any person will resell or repurchase the Units;

(ii) that any person will refund the purchase price for the Units; or

(iii) as to the future price or value of the Units;

(i) UNLESS the Investor has completed the certificate of U.S. Person included herein as Schedule B (in which case the representations, warranties and covenants of the Investor made therein are incorporated herein by reference), Investor represents and warrants that:

(i) it did not receive the offer to purchase the Securities in the United States, it was outside the United States when it (or its authorized signatory, if it is not an individual) executed and delivered this Subscription Agreement, the Securities are not being acquired, directly or indirectly, for the account or benefit of a U.S. Person or a person in the United States and the Investor does not have any agreement or understanding (either written or oral) with any U.S. Person or a person in the United States respecting:

(A) the transfer or assignment of any rights or interests in any of the Securities;

(B) the division of profits, losses, fees, commissions, or any financial stake in connection with this Subscription Agreement; or

(C) the voting of the Securities; and

(ii) the Investor has no intention to distribute either directly or indirectly any of the Securities in the United States or to U.S. Persons; and

(iii) the current structure of this transaction and all transactions and activities contemplated hereunder is not a scheme to avoid the registration requirements of the U.S. Securities Act;

(j) the Investor acknowledges that the Securities have not been registered under the U.S. Securities Act or the securities law of any state in the United States, and may not be offered or sold in the United States or to a U.S. Person unless an exemption from such registration requirements is available. The Subscriber understands that the Issuer has no obligation or present intention of filing a registration statement under the U.S. Securities Act or any state securities laws in respect of the Securities or the Warrant Shares;

(k) the Investor acknowledges that the Warrants may not be exercised by or on behalf of a U.S. Person or a person in the United States unless exemptions from registration under the U.S. Securities Act and any applicable state securities laws are available and the holder has provided the Issuer with an opinion of counsel reasonably satisfactory to the Issuer to such effect; provided, however, that an original Investor that purchased its Units pursuant to a completed certificate of U.S. Person as set forth in Schedule D to this Subscription Agreement will not be required to deliver an opinion of counsel in connection with its exercise of the Warrants so purchased at a time when the Investor's representations and warrants set forth in such certificate remain true and correct; and

(l) the Investor acknowledges and agrees that all costs and expenses incurred by the Investor (including any fees and disbursements of any special counsel or other advisors retained by the Investor) relating to the purchase of the Units shall be borne by the Investor;

7.2 The representations, warranties and covenants set forth in this §0 are made by the Investor as of the date of this Subscription Agreement and as of the Closing Date. The Investor agrees to inform the Issuer immediately of any change in such representations, warranties and covenants which occurs prior to the Closing Date.

8. Representations of the Issuer

8.1 The Issuer represents and warrants to the Investor that, as of the date of this Subscription and at Closing hereunder:

(a) the Issuer and its subsidiaries are valid and subsisting corporations duly incorporated and in good standing under the laws of the jurisdictions in which they are incorporated, continued or amalgamated;

(b) the Issuer has complied, or will comply, with all applicable corporate and securities laws and regulations in connection with the offer, sale and issuance of the Securities, and in connection therewith has not engaged in any "direct selling efforts," as such term is defined in Regulation S, with respect to the Securities offered outside the United States pursuant to Regulation S, or any "general solicitation or general advertising," as described in Regulation D, in the United States;

(c) the Issuer and its subsidiaries are the beneficial owners of the business and assets or the interests in the business or assets referred to in its Public Record and except as disclosed therein, all agreements by which the Issuer or its subsidiaries holds an interest in a property, business or asset are in good standing according to their terms, and the properties are in good standing under the applicable laws of the jurisdictions in which they are situated;

(d) no offering memorandum has been or will be provided to the Investor;

(e) the financial statements comprised in the Public Record accurately reflect the financial position of the Issuer as at the date thereof, and no adverse material changes in the financial position of the Issuer have taken place since the date of the Issuer's last financial statements except as filed in the Public Record;

(f) the creation, issuance and sale of the Securities by the Issuer does not and will not conflict with and does not and will not result in a breach of any of the terms, conditions or provisions of its constating documents or any agreement or instrument to which the Issuer is a party;

(g) the Securities will, at the time of issue, be duly allotted, validly issued, fully paid and non-assessable and will be free of all liens, charges and encumbrances and the Issuer will reserve sufficient shares in its treasury to enable it to issue the Shares and Warrant Shares;

(h) this Subscription when accepted has been duly authorized by all necessary corporate action on the part of the Issuer and, subject to acceptance by the Issuer, constitutes a valid obligation of the Issuer legally binding upon it and enforceable in accordance with its terms;

(i) neither the Issuer nor any of its subsidiaries is a party to any actions, suits or proceedings which could materially affect its business or financial condition, and to the best of the Issuer' knowledge no such actions, suits or proceedings have been threatened as at the date hereof, except as disclosed in the Public Record;

(j) no order ceasing or suspending trading in the securities of the Issuer nor prohibiting sale of such securities has been issued to the Issuer or its directors, officers or promoters and to the best of the Issuer' knowledge no investigations or proceedings for such purposes are pending or threatened; and

(k) except as set out in the Public Record or herein, no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option for the issue or allotment of any unissued common shares of the Issuer or any other security convertible or exchangeable for any such shares or to require the Issuer to purchase, redeem or otherwise acquire any of the issued or outstanding shares of the Issuer.

9. Covenants of the Issuer

9.1	The Issuer covenants with each Investor that the Issuer will:

(a)
offer, sell, issue and deliver the Securities pursuant to exemptions from the prospectus filing, registration or qualification requirements of Applicable Securities Laws and otherwise fulfil all legal requirements required to be fulfilled by the Issuer (including without limitation, compliance with all Applicable Securities Laws of the Principal Canadian Jurisdictions) in connection with the Offering;

(b)
use its best efforts to obtain a listing of its Shares on the TSX Venture Exchange and maintain for a period of one year after the Closing Date that listing in good standing with the Exchange's requirements and its status as a "reporting issuer" not in default in each of the Principal Canadian Jurisdictions in which it is a reporting issuer at the date of this Subscription; and

(c)
within the required time, file with applicable regulatory authorities any documents, reports and information, in the required form, required to be filed by Applicable Securities Laws in connection with the Offering, together with any applicable filing fees and other materials.

10. Resale Restrictions and Legending of Securities

10.1 The Investor acknowledges that any resale of the Securities will be subject to resale restrictions contained in the Applicable Securities Laws applicable to the Issuer, the Investor will receive a certificate bearing the following legend imprinted thereof:

"Unless permitted under securities legislation, the holder of the securities shall not trade the securities before •. [that date which is four months and a day from the Closing Date will be inserted]

Without prior written approval of the Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until • [that date which is four months and a day from the Closing Date will be inserted]"

10.2 The certificates representing any Securities issued to Investors who complete the Certificate of U.S. Person will bear the following legend imprinted thereon:

"The securities represented hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"). The holder hereof, by purchasing such securities, agrees for the benefit of the Issuer that such securities may be offered, sold, pledged or otherwise transferred only (a) to the Issuer, (b) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act if applicable, or (c) (1) pursuant to the exemption from the registration requirements under the U.S. Securities Act provided by Rule 144 thereunder, if available, and in accordance with applicable State securities laws, or (2) in a transaction that does not require registration under the U.S. Securities Act or any applicable state laws and regulations governing the offer and sale of securities, and the holder has prior to such sale furnished to the Issuer an opinion of counsel or other evidence of exemption in form and substance reasonably satisfactory to the Issuer. Provided that if the Issuer is a "foreign issuer" as that term is defined by Regulation S of the U.S. Securities Act at the time of sale, a new certificate bearing no restrictive legend, delivery of which will constitute "Good Delivery" may be obtained from the transfer agent, upon delivery of this certificate and a duly executed declaration, in form satisfactory to the Issuer and its transfer agent, to the effect that the sale of the securities represented hereby is being made in compliance with Rule 904 of Regulation S under the U.S. Securities Act."

and that any certificate representing any Securities issued in exchange therefor or in substitution thereof will bear the same legend, provided, however, that if the Issuer is a "foreign issuer" as that term is defined by Regulation S under the U.S. Securities Act at the time of sale of any Shares or any Warrant Shares, a new certificate bearing no legend may be obtained from transfer agent upon delivery of the certificate evidencing such securities and a duly executed declaration, in a form satisfactory to the Company and transfer agent to the effect that the sale of the securities is being made in compliance with Rule 904 of Regulation S under the U.S. Securities Act.

10.3 The Warrants are non-transferable without the consent of the Issuer. The Issuer will normally consent to a transfer where it is supplied with a legal opinion that the intended transfer is in compliance with applicable securities laws.

10.4 The certificates representing the Warrants will bear a legend to the following effect:

"THIS WARRANT AND THE SECURITIES DELIVERABLE UPON EXERCISE THEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A PERSON IN THE UNITED STATES OR A U.S. PERSON UNLESS THE WARRANT AND THE UNDERLYING SHARES HAVE BEEN REGISTERED UNDER THE SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT."

11. Consent to the Disclosure of Information

11.1 The Investor acknowledges and consents to the release by the Issuer of certain information regarding the Investor's subscription, including the Investor's name, address, telephone number, email address and the number of Units purchased, in compliance with securities regulatory policies to regulatory authorities in the Principal Canadian Jurisdictions.

12. General

12.1 Time is of the essence hereof.

12.2 Neither this Subscription Agreement nor any provision hereof shall be modified, changed, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

12.3 The parties hereto shall execute and deliver all such further documents and instruments and do all such acts and things as may either before or after the execution of this Subscription Agreement be reasonably required to carry out the terms of this Subscription Agreement.

12.4 This Subscription Agreement shall be subject to, governed by and construed in accordance with the laws of British Columbia and the laws of Canada as applicable therein and the Investor hereby irrevocably attorns to the jurisdiction of the Courts situate therein.

12.5 This Subscription Agreement may not be assigned by any party hereto.

12.6 The Issuer shall be entitled to rely on delivery of a facsimile copy of this Subscription Agreement, and acceptance by the Issuer of a facsimile copy of this Subscription Agreement shall create a legal, valid and binding agreement between the Investor and the Issuer in accordance with its terms.

12.7 This Subscription Agreement may be signed by the parties in as many counterparts as may be deemed necessary, each of which so signed shall be deemed to be an original, and all such counterparts together shall constitute one and the same instrument.

12.8 Without limitation, this Subscription Agreement is deemed to be entered into on the reference date set out on the face page, notwithstanding its actual date of execution by the Investor, and the transactions contemplated hereby are conditional upon and subject to the Issuer achieving a listing on the TSX Venture Exchange. If such listing is not obtained and the Shares listed, posted and called for trading on the Exchange by January 15, 2003 the Investor, at its option, may terminate this agreement upon notice to the Issuer whereupon the Issuer will refund the amount advanced by the Investor for the Note, together with interest at the rate of 8% per annum.

12.9 This Subscription, including, without limitation, the representations, warranties, acknowledgements and covenants contained herein, shall survive and continue in full force and effect and be binding upon the parties notwithstanding the completion of the purchase of the Note by the Investor pursuant hereto, the completion of the issue of the Note of the Issuer and any subsequent disposition by the Investor of the Shares or Warrants.

12.10 The invalidity or unenforceability of any particular provision of this Subscription shall not affect or limit the validity or enforceability of the remaining provisions of this Subscription.

12.11 Except as expressly provided in this Subscription and in the agreements, instruments and other documents contemplated or provided for herein, this Subscription contains the entire agreement between the parties with respect to the sale of the Securities and there are no other terms, conditions, representations or warranties, whether expressed, implied, oral or written, by statute, by common law, by the Issuer, by the Investor, or by anyone else.

"The securities represented hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"). The holder hereof, by purchasing such securities, agrees for the benefit of the Issuer that such securities may be offered, sold, pledged or otherwise transferred only (a) to the Issuer, (b) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act if applicable, or (c) (1) pursuant to the exemption from the registration requirements under the U.S. Securities Act provided by Rule 144 thereunder, if available, and in accordance with applicable State securities laws, or (2) in a transaction that does not require registration under the U.S. Securities Act or any applicable state laws and regulations governing the offer and sale of securities, and the holder has prior to such sale furnished to the Issuer an opinion of counsel or other evidence of exemption in form and substance reasonably satisfactory to the Issuer. Provided that if the Issuer is a "foreign issuer" as that term is defined by Regulation S of the U.S. Securities Act at the time of sale, a new certificate bearing no restrictive legend, delivery of which will constitute "Good Delivery" may be obtained from the transfer agent, upon delivery of this certificate and a duly executed declaration, in form satisfactory to the Issuer and its transfer agent, to the effect that the sale of the securities represented hereby is being made in compliance with Rule 904 of Regulation S under the U.S. Securities Act."

SCHEDULE A

CONVERTIBLE PROMISSORY NOTE

Principal Amount: US$250,000	Issue Date: December 31, 2003

Payee	The following person is the registered holder and the payee of this Note (the "Noteholder"):

_______________________________________________________________________
_______________________________________________________________________
_______________________________________________________________________

Borrower
This Convertible Note is made and issued by Indo-Pacific Energy Ltd. (the “Issuer”) pursuant to a Convertible Note Subscription Agreement dated December 9, 2003 (the “Subscription”) entered into between the Noteholder and the Issuer.

Convertibility

The Principal Amount, upon the election of the holder and notice to the Issuer, is convertible into One Unit of the Issuer per US$1.10 of Principal Amount, such right of conversion to commence on the Issue Date and expire one year after the Issue Date. Each Unit will comprise one Share and one Warrant permitting the holder to purchase an additional Share at price of US$1.15 per Share, for a one year period from the Issue Date hereof. To effect conversion, this Note should be delivered to the Issuer with the attached note conversion form completed. Interest hereon is not convertible into Units.

If the authorized and issued capital of the Issuer as presently constituted is consolidated into a lesser number of the Issuer’s Shares or subdivided into a greater number of the Issuer’s Shares, the number of the Issuer’s Shares and Warrants to be issued to the holder on conversion of the Note shall be decreased or increased proportionately, as the case may be. If Indo-Pacific should determine to amalgamate or merge with any other company or companies (and the right to do so is hereby expressly reserved), whether by way of statutory amalgamation, sale of its assets and undertaking or otherwise howsoever, then and in each such event, the number of shares and share purchase warrants in the corporation resulting from such amalgamation or merger in respect of which this Note is outstanding is applicable, but not converted, shall be such number of shares and share purchase warrant in that corporation as would have been acquired by the Noteholder pursuant to the amalgamation or merger if this Note had been converted immediately prior to the effective date of such amalgamation or merger.

Interest
Interest shall accrue on the Principal Amount of this Note from the date hereof until the date of repayment or conversion of the Principal Amount at a rate of 8% per annum, after as well as before maturity, default and judgement. Interest will not become due and owing until the earlier of the first anniversary of the Issue Date or the date of conversion of this Note.

Due Date	This Note is due on demand any time after the first anniversary of the Issue Date.

Security for the Repayment of the Principal Sum hereunder	This Note is backed by the full faith and credit of the Issuer but is not secured by any charges on the Issuer or its assets.

Prepayment
This Note may be prepaid by the Issuer without penalty at any time before its Due Date on 20 days’ written notice by the Issuer to the Noteholder. The conversion privilege shall remain in effect during such 20 day period.

Resale Restrictions
This Note and any Securities issued on conversion hereof are subject to resale restrictions in British Columbia and Alberta for a 4 month period from the Issue Date subject to the limited exemptions permitting transferability pursuant to securities legislation. These securities are also subject to resale restrictions in the United States.

Other Terms	This Convertible Note is issued pursuant to the Note Subscription Agreement between the Noteholder and Indo-Pacific.

Notices

Any demand notice or other communication required or permitted to be given hereunder shall be validly given if delivered by either of the Subscriber or Indo-Pacific at the address as follows: if to Noteholder:

See page 1

and if to Indo-Pacific:

284 Karori Road
Karori, Wellington
Facsimile: 64 44760120

with a copy to B. Zinkhofer, director and counsel

1500 - 1055 West Georgia Street
Vancouver, British Columbia
V6E 4N7
Facsimile: 604-893-2395

Governing Law	This Convertible Note shall be governed by and construed in accordance with the laws of the Province of British Columbia, Canada, and shall be enforceable in the courts of said Province.

Waiver of Presentment
Indo-Pacific hereby waives requirement for presentment for payment, demand, protest and notice of protest and non-payment of this Note. Indo- Pacific agrees to pay all expenses incurred by the holder in connection with any collection or enforcement proceedings respecting this Note. The failure or delay by the holder of this Note in exercising any of its rights in any instance shall not constitute a waiver thereof.

IN WITNESS WHEREOF this Note has been issued as of the date first above written by Indo-Pacific Energy Ltd.

INDO-PACIFIC ENERGY LTD.

Per: __________________
Authorized Signatory

note conversion FORM

TO:	INDO-PACIFIC ENERGY LTD. (also the "Issuer")
284 Karori Road
Karori, Wellington
Phone: 64 44762717 Fax: 64 44760120

1.	The undersigned Noteholder hereby subscribes for ___________ Units ("Units") of INDO-PACIFIC ENERGY LTD. at the price of US$1.10 per Unit determined under, and on the terms specified in, the Note and by conversion of the Principal Amount of the Note.

2.	The undersigned Noteholder represents and warrants to the Issuer that (check one):

☐	(a)	it is not a U.S. Person (the definition of which includes an individual resident in the United States, a partnership or corporation organized or incorporated under the laws of the United States and a trust or estate of which any administrator, executor or trustee is a U.S. Person) and is not exercising the warrants in the United States or for the account or benefit of a U.S. Person or a person in the United States; or

☐	(b)	it is the original U.S. purchaser of the Note, it purchased the Note directly from the Issuer pursuant to a completed Certificate of U.S. Purchaser, and the representations made by it herein are true and correct on the date hereof; or

☐	(c)	it has enclosed herewith a written opinion of legal counsel satisfactory to the Issuer to the effect that the exercise of the warrants by the undersigned has been registered under the United States Securities Act of 1933, as amended (the "1933 Act"), and the securities laws of all applicable states or is exempt from such registration requirements.

The terms "U.S. Person" and "United States" are as defined in Regulation S under the 1933 Act.

3.	The undersigned is aware that the Shares comprised in the Units and any shares acquired by exercise of the Warrant will bear the following legends:

“Unless permitted under securities legislation, the holder of the securities shall not trade the securities before April 30, 2004.

Without the prior written approval of the Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until April 30, 2004.”

4.	If the undersigned is a U.S. person, he is aware that the Share certificate issuable hereunder will bear the following legend:

"The securities represented hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"). The holder hereof, by purchasing such securities, agrees for the benefit of the Issuer that such securities may be offered, sold, pledged or otherwise transferred only (a) to the Issuer, (b) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act if applicable, (c) inside the United Sates (1) pursuant to the exemption from the registration requirements under the U.S. Securities Act provided by Rule 144 thereunder, if available, and in accordance with applicable State securities laws, or (2) in a transaction that does not require registration under the U.S. Securities Act or any applicable State laws and regulations governing the offer and sale of securities, and the holder has prior to such sale furnished to the

Issuer an opinion of counsel or other evidence of exemption in form and substance reasonably satisfactory to the Corporation. Provided that if the Corporation is a "foreign issuer" as that term is defined by Regulation S of the U.S. Securities Act at the time of sale, a new certificate bearing no restrictive legend, delivery of which will constitute "Good Delivery" may be obtained form the transfer agent, upon delivery of this certificate and a duly executed declaration, in form satisfactory to the Corporation and its transfer agent, to the effect that the sale of the securities represented hereby is being made in compliance with Rule 904 of Regulation S under the U.S. Securities Act."

5.	The undersigned hereby irrevocably directs that the said Common Shares and Warrants be issued and delivered as follows:

Number(s) of
Names(s) in Full	Address(es) (Include Postal Code)	Common Shares

(Please print full name in which share certificates are to be issued. If any shares are to be issued to a person or persons other than the Warrantholder, the Warrantholder must pay to the Trustee all exigible transfer taxes or other government charges.)

DATED this _____ day of ____________________ , _____ .

(If Common Shares are being registered to other than the registered Notetholder a signature guarantee is required.)

Signature Guaranteed By:	Signature of Noteholder*

Name of Noteholder

Address of Noteholder (Include Postal Code)

* This signature must correspond exactly with the name appearing on the first page of the Note.

Please check box if the share certificates are to be delivered (at subscriber's expense) failing which the certificates will be mailed.	☐

SCHEDULE B
CERTIFICATE OF U.S. PERSON

Capitalized terms defined in the subscription agreement to which this Schedule D is attached and not defined in this Schedule D have the meanings set forth therein.

The Investor covenants, represents and warrants to Indo-Pacific Energy Ltd. (the "Issuer") that:

(a)      it understands that the Note, the Units, the Shares, the Warrants and the Warrant Shares (collectively, the "Securities") have not been and will not be registered under the U.S. Securities Act and that the sale contemplated hereby is being made in reliance on the exemption from such registration requirement provided by Rule 506 of Regulation D;
(b)      it acknowledges that it has not purchased the Securities as a result of any form of general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;
(c)      it understands and agrees that there may be material tax consequences to the Investor of an acquisition, disposition or exercise of any of the Securities. The Issuer gives no opinion and makes no representation with respect to the tax consequences to the Investor under United States federal, state or, local tax law or foreign tax law of the undersigned's acquisition or disposition of such securities. In particular, no determination has been made whether the Issuer has been or will be a "passive foreign investment company" ("PFIC") within the meaning of Section 1291 of the United States Internal Revenue Code;
(d)      it understands and agrees that the financial statements of the Issuer have been prepared in accordance with Canadian generally accepted accounting principles, which differ in some respects from United States generally accepted accounting principles, and thus may not be comparable to financial statements of United States companies;
(e)      it understands and acknowledges that upon the issuance thereof, and until such time as the same is no longer required under the applicable requirements of the U.S. Securities Act or applicable state securities laws and regulations, the certificates representing the Securities will bear a legend in substantially the following form:

"The securities represented hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"). The holder hereof, by purchasing such securities, agrees for the benefit of the Issuer that such securities may be offered, sold, pledged or otherwise transferred only (a) to the Issuer, (b) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act, if applicable, or (c) (1) pursuant to the exemption from the registration requirements under the U.S. Securities Act provided by Rule 144 thereunder, if available, and in accordance with applicable State securities laws, or (2) in a transaction that does not require registration under the U.S. Securities Act or any applicable state laws and regulations governing the offer and sale of securities, and the holder has prior to such sale furnished to the Issuer an opinion of counsel or other evidence of exemption in form and substance reasonably satisfactory to the Corporation. Provided that if the Corporation is a "foreign issuer" as that term is defined by Regulation S of the U.S. Securities Act at the time of sale, a new certificate bearing no restrictive legend, delivery of which will constitute "Good Delivery" may be obtained from the transfer agent, upon delivery of this certificate and a duly executed declaration, in form satisfactory to the Corporation and its transfer agent, to the effect that the sale of the securities represented hereby is being made in compliance with Rule 904 of Regulation S under the U.S. Securities Act.";

provided, that if the Issuer is a "foreign issuer" within the meaning of Regulation S under the U.S. Securities Act at the time of sale of any Shares or Warrant Shares, a new certificate, which will constitute "good delivery", will be made available to the Investor upon provision by the Investor to the Issuer and its transfer agent of a declaration (in the form attached as Appendix "A", or as the Issuer may adopt from time to time) that the sale of the securities represented thereby is being made in compliance with Rule 904 of Regulation S under the U.S. Securities Act.

(f)      it consents to the Issuer making a notation on its records or giving instruction to the registrar and transfer agent of the Issuer in order to implement the restrictions on transfer set forth and described herein;
(g)      if an individual, it is a resident of the state or other jurisdiction listed as the "Investor's Address" on the second page of the Subscription Agreement, or if the Investor is not an individual, the office of the Investor at which the Investor received and accepted the offer to purchase the Issuer's Units is the address listed as the "Investor's Address" on the second page of the Subscription Agreement.
(h)      it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Securities and it is able to bear the economic risk of loss of its entire investment;
(i)      the Issuer has provided to it the opportunity to ask questions and receive answers concerning the terms and conditions of the offering and it has had access to such information concerning the Issuer as it has considered necessary or appropriate in connection with its investment decision to acquire the Securities;
(j)      it is acquiring the Securities for its own account, for investment purposes only and not with a view to any resale, distribution or other disposition of the Securities in violation of the United States securities laws;
(k)      if it decides to offer, sell or otherwise transfer any of the Securities, it will not offer, sell or otherwise transfer any of such Securities directly or indirectly, unless

(i)	the sale is to the Issuer;

(ii)
the sale is made outside the United States in a transaction meeting the requirements of Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations;

(iii)
the sale is made pursuant to the exemption from the registration requirements under the U.S. Securities Act provided by Rule 144 thereunder and in accordance with any applicable state securities or "Blue Sky" laws; or

(iv)
the Securities are sold in a transaction that does not require registration under the U.S. Securities Act or any applicable state laws and regulations governing the offer and sale of securities, and, in the case of clauses (ii) through (iv) above, it has prior to such sale furnished to the Issuer an opinion of counsel or other evidence of exemption in form and substance reasonably satisfactory to the Issuer;

(l)      it is an "accredited investor" as defined in Regulation D by virtue of satisfying one or more of the categories indicated below (please place your initials on the appropriate line(s)):

_________	Category 1.	A bank, as defined in Section 3(a)(2) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; or

_________	Category 2.	A savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; or

_________	Category 3.	A broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934 ; or

_________	Category 4.	An insurance company as defined in Section 2(13) of the U.S. Securities Act; or

_________	Category 5.	An investment company registered under the Investment Company Act of 1940 ; or

_________	Category 6.	A business development company as defined in Section 2(a)(48) of the Investment Company Act of 1940 ; or

_________	Category 7.	A small business investment company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958 ; or

_________	Category 8.
A plan established and maintained by a state, its political subdivision or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, with assets in excess of US$5,000,000; or

_________	Category 9.
An employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment advisor, or an employee benefit plan with total assets in excess of US$5,000,000 or, if a self-directed plan, the investment decisions are made solely by persons who are accredited investors; or

_________	Category 10	A private business development company as defined in Section 202(a)(22) of the Investment Advisors Act of 1940 ; or

_________	Category 11
An organization described in Section 501(c)(3) of the Internal Revenue Code, a corporation, a Massachusetts or similar business trust, or a partnership, not formed for the specific purpose of acquiring the Units, with total assets in excess of US$5,000,000; or

_________	Category 12	A director, executive officer or general partner of the Issuer; or

_________	Category 13	A natural person whose individual net worth, or joint net worth with that person's spouse, at the time of this purchase exceeds US$1,000,000; or

_________	Category 14
A natural person who had an individual income in excess of US$200,000 in each year of the two most recent years or joint income with that person's spouse in excess of US$300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; or

_________	Category 15
A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in SEC Rule 506(b)(2)(ii); or

_________	Category 16	An entity in which each of the equity owners meets the requirements of one of the above categories.

ONLY UNITED STATES INVESTORS NEED TO COMPLETE AND SIGN

_______________________________
Date

_______________________________
Duly authorized signatory for Investor

_______________________________
(Print name of Investor)

Appendix "A" to
CERTIFICATE OF U.S. PERSON
Form of Declaration for Removal of Legend

TO: Indo-Pacific Energy Ltd. (the "Corporation'); and to Registrar and transfer agent for the shares of the Corporation.

The undersigned (A) acknowledges that the sale of the securities of the Corporation to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and (B) certifies that (1) the undersigned is not an "affiliate" of the Corporation (as that term is defined in Rule 405 under the U.S. Securities Act); (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities; (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as that term is defined in Rule 144(a)(3) under the U. S. Securities Act); (5) the seller does not intend to replace such securities with fungible unrestricted securities; and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U. S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Dated __________________ 2003
X ______________________________
Signature of individual (if Purchaser is an individual)
X ______________________________
Authorized signatory (if Purchaser is not an individual)
______________________________
Name of Purchaser (please print)
______________________________
Name of authorized signatory ( please print)
______________________________
Official capacity of authorized signatory (please print)

SCHEDULE C

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE APRIL 30, 2004.

WITHOUT THE PRIOR WRITTEN APPROVAL OF THE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE AND ANY SECURITIES ISSUED ON THE EXERCISE THEREOF MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL APRIL 30, 2004.

THIS WARRANT AND THE SECURITIES DELIVERABLE UPON EXERCISE THEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A PERSON IN THE UNITED STATES OR A U.S. PERSON UNLESS THE WARRANT AND THE UNDERLYING SHARES HAVE BEEN REGISTERED UNDER THE SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.

Expiry Date: December 31, 2004

COMMON SHARE PURCHASE WARRANT
to acquire Common Shares of
INDO-PACIFIC ENERGY LTD.
(continued under the laws of the Yukon)
♦
Telephone 64 44762717 Fax: 64 44760120

THE RIGHT TO PURCHASE COMMON SHARES UNDER THIS WARRANT EXPIRES AT 5:00 P.M. (VANCOUVER TIME) ON DECEMBER 31, 2004 (THE "EXPIRY DATE").

ANY SHARES ACQUIRED BY EXERCISE PRIOR TO APRIL 30, 2004 WILL BE SUBJECT TO RESALE RESTRICTIONS IN CANADA UNTIL THAT DATE AND WILL BEAR A LEGEND TO THIS EFFECT.

Warrant Certificate	CERTIFICATE FOR ♦ Warrants, each Warrant entitling
No. ♦	the holder thereof to acquire one Common Share of INDO
PACIFIC ENERGY LTD.

THIS IS TO CERTIFY THAT,

♦

(the "Holder") is the registered holder of the number of common share purchase warrants (the "Warrants") of INDO-PACIFIC ENERGY LTD. (the "Company") set forth above, and is entitled, on exercise of these Warrants upon and subject to the terms and conditions set forth herein, to purchase at any time prior to 5:00 p.m. (Vancouver time) on the Expiry Date at a price of US$1.15 upon the terms and conditions hereinafter set forth, the number of Common Shares set forth above.

The rights represented by this Warrant may be exercised by the Holder hereof, in whole or in part and from time to time (but not for any fractional Common Share) by surrendering this Warrant and the attached Warrant Exercise Form, duly completed and executed, to the offices of Indo-Pacific Energy Ltd., , together with cash or a bank draft, certified cheque or money order payable to "INDO-PACIFIC ENERGY LTD."

Notwithstanding the foregoing, the Warrants may not be exercised or transferred into or within the United States or to or for the account or benefit of any person within the United States or to any "U.S. Person" within the meaning of Regulation S under the U.S. Securities Act without evidence satisfactory to the Company of compliance with U.S. securities laws.

The Company covenants and agrees that all Common Shares which may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be fully paid and non-assessable and free of all liens, charges and encumbrances. The Company further covenants and agrees that during the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved, a sufficient number of Common Shares to provide for the exercise of the rights represented by this Warrant.

THE FOLLOWING ARE THE TERMS AND CONDITIONS REFERRED TO IN THIS WARRANT:

1. As used herein, the term "Common Shares" shall mean and include the Company's presently authorized common shares and shall also include any capital stock of any class of the Company hereafter authorized which shall not be limited to a fixed sum or percentage in respect of the rights of the Holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding-up of the Company.

2. In case the Company shall at any time subdivide its outstanding Common Shares into a greater number of shares, the Warrant exercise price shall be proportionately decreased and the number of subdivided Common Shares entitled to be purchased proportionately increased, and conversely, in case the outstanding Common Shares of the Company shall be consolidated into a smaller number of shares, the Warrant purchase price shall be proportionately increased and the number of combined Common Shares entitled to be purchased hereunder shall be adjusted accordingly.

3. If any capital reorganization, reclassification or consolidation of the capital stock of the

Company, or the merger or amalgamation of the Company with another corporation shall be effected, then as a condition of such reorganization, reclassification, consolidation, merger or amalgamation, adequate provision shall be made whereby the Holder hereof shall have the right to purchase and receive upon the basis and upon the terms and conditions specified in this Warrant and in lieu of the Common Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby, such shares of stock, or other securities as may be issued with respect to or in exchange for such number of outstanding Common Shares equal to the number of Common Shares purchasable and receivable upon the exercise of this Warrant had such reorganization, reclassification, consolidation, merger or amalgamation taken place immediately after such exercise. The Company shall not effect any merger or amalgamation unless prior to or simultaneously with the consummation thereof the successor corporation (if other than the Company) resulting from such merger or amalgamation shall assume by written instrument executed and mailed or delivered to the Holder of this Warrant the obligation to deliver to such Holder such Common Shares of stock or securities in accordance with the foregoing provisions.

4. In case at any time:

(a) the Company shall pay any dividend payable in stock upon its common shares or make any distribution to the Holders of its Common Shares;

(b) the Company shall offer for subscription pro rata to the Holders of its Common Shares any additional shares of stock of any class or other rights;

(c) there shall be any capital reorganization, or reclassification of the capital stock of the Company, or consolidation or merger or amalgamation of the Company with, or sale of all or substantially all of its assets to, another corporation; or

(d) there shall be a voluntary or involuntary dissolution, liquidation or winding-up of the Company;

then, and in any one or more of such cases, the Company shall give to the Holder of this Warrant, at least twenty days' prior written notice of the date on which the books of the Company shall close or a record shall be taken for such dividend, distribution or subscription rights, or for determining rights to vote with respect to such reorganization, reclassification, consolidation, merger or amalgamation, dissolution, liquidation or winding-up and in the case of any such reorganization, reclassification, consolidation, merger or amalgamation, dissolution, liquidation or winding-up, at least twenty days' prior written notice of the date when the same shall take place. Such notice in accordance with the foregoing clause, shall also specify, in the case of any such dividend, distribution or subscription rights, the date on which the Holders of Common Shares shall be entitled thereto, and such notice in accordance with the foregoing shall also specify the date on which the Holders of Common Shares shall be entitled thereto, and such notice in accordance with the foregoing shall also specify the date on which the Holders of Common Shares shall be entitled to exchange their Common Shares for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger or amalgamation, dissolution, liquidation or winding-up as the case may be. Each such written notice shall be given by first class mail, registered postage prepaid, addressed to the Holder of this Warrant at the address of such Holder, as shown on the books of the Company.

5. This Warrant shall not entitle the Holder hereof to any rights as a shareholder of the Company, including without limitation, voting rights.

6. This Warrant and all rights hereunder are not transferable except with consent of the Company which may require as a condition to any transfer that the transferee provide a legal opinion as to the compliance with applicable laws of any purported transfer of rights under this Warrant.

7. This Warrant is exchangeable, upon the surrender hereof by the Holder hereof at the offices of the Company, for new Warrants of like tenor representing in aggregate the right to subscribe for and purchase the number of Common Shares which may be subscribed for and purchased hereunder, each of such new Warrants to represent the right to subscribe for and purchase such number of Common Shares as shall be designated by such Holder hereof at the time of such surrender.

Certificates for the Common Shares subscribed for will be mailed to the persons specified in the exercise form at their respective addresses specified therein or, if so specified in the exercise form, delivered to such persons at the office where this Warrant Certificate is surrendered. If fewer Common Shares are purchased than the number that can be purchased pursuant to this Warrant Certificate, the Holder hereof will be entitled to receive without charge a new Warrant Certificate in respect of the balance of the Common Shares not so purchased.

IN WITNESS WHEREOF INDO-PACIFIC ENERGY LTD. has caused this Warrant Certificate to be duly signed and it shall bear a reference date of December ♦, 2003, notwithstanding its later date of actual issue or reissue of a certificate for a lesser number of Warrants.

INDO-PACIFIC ENERGY LTD.

By: ____________________
       Authorized Signatory

WARRANT EXERCISE FORM

To: INDO-PACIFIC ENERGY LTD. (also the "Issuer")
♦
Telephone (604) ♦ Fax: (604) ♦

1.
The undersigned Holder of the within Warrant Certificate hereby subscribes for ___________ common shares ("Common Shares") of INDO-PACIFIC ENERGY LTD. (or such number of Common Shares or other securities or property to which such subscription entitles him in lieu thereof or in addition thereto under the provisions of the Warrant Certificate) at the price determined under, and on the terms specified in, the Warrant Certificate and encloses herewith cash or a bank draft, certified cheque or money order payable at par to or to the order of INDO-PACIFIC ENERGY LTD. in payment therefor.

2.	The undersigned represents and warrants to the Issuer that (check one):

(a)
it is not a U.S. Person (the definition of which includes an individual resident in the United States, a partnership or corporation organized or incorporated under the laws of the United States and a trust or estate of which any administrator, executor or trustee is a U.S. Person) and is not exercising the warrants in the United States or for the account or benefit of a U.S. Person or a person in the United States; or

(b)
it is the original U.S. purchaser of the warrants, it purchased the warrants directly from the Issuer pursuant to a completed Certificate of U.S. Purchaser, and the representations made by it herein are true and correct on the date hereof; or

(c)
it has enclosed herewith a written opinion of legal counsel satisfactory to the Issuer to the effect that the exercise of the warrants by the undersigned has been registered under the United States Securities Act of 1933, as amended (the "1933 Act"), and the securities laws of all applicable states or is exempt from such registration requirements.

The terms "U.S. Person" and "United States" are as defined in Regulation S under the 1933 Act.

3.

The undersigned is aware that any shares acquired by exercise of the Warrant will bear the following legends:

"Unless permitted under securities legislation, the holder of the securities shall not trade the securities before April ♦, 2004.

Without the prior written approval of the Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until April ♦, 2004."

4.

If the undersigned is a U.S. person, he is aware that the certificate issuable hereunder will bear the following legend:

"The securities represented hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"). The holder hereof, by purchasing such securities, agrees for the benefit of the Issuer that such securities may be offered, sold, pledged or otherwise transferred only (a) to the Issuer, (b) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act if applicable, (c) inside the United Sates (1) pursuant to the exemption from the registration requirements under the U.S. Securities Act provided by Rule 144 thereunder, if available, and in accordance with applicable State securities laws, or (2) in a transaction that does not require registration under the U.S. Securities Act or any applicable State laws and regulations governing the offer and sale of securities, and the holder has prior to such sale furnished to the Issuer an opinion of counsel or other evidence of exemption in form and substance reasonably satisfactory to the Corporation. Provided that if the Corporation is a "foreign issuer" as that term is defined by Regulation S of the U.S. Securities Act at the time of sale, a new certificate bearing no restrictive legend, delivery of which will constitute "Good Delivery" may be obtained form the transfer agent, upon delivery of this certificate and a duly executed declaration, in form satisfactory to the Corporation and its transfer agent, to the effect that the sale of the securities represented hereby is being made in compliance with Rule 904 of Regulation S under the U.S. Securities Act."

5.	The undersigned hereby irrevocably directs that the said Common Shares be issued and delivered as follows:

Number(s) of
Names(s) in Full	Address(es) (Include Postal Code)	Common Shares

(Please print full name in which share certificates are to be issued. If any shares are to be issued to a person or persons other than the Warrantholder, the Warrantholder must pay to the Trustee all exigible transfer taxes or other government charges.)

DATED this _____ day of ____________________ , _____ .

(If Common Shares are being registered to other than the registered warrantholder a signature guarantee is required.)

Signature Guaranteed By:	Signature of Subscriber*

Name of Subscriber

Address of Subscriber (Include Postal Code)

* This signature must correspond exactly with the name appearing on the first page.

Please check box if the share certificates are to be delivered (at subscriber's expense) failing which the certificates will be mailed.	☐

THE RIGHT TO PURCHASE SHARES UNDER THIS WARRANT EXPIRES AT 5:00 P.M. (VANCOUVER TIME) ON DECEMBER ♦, 2004 (THE "EXPIRY DATE").

EXHIBIT 8
LIST OF SUBSIDIARIES

Name	Jurisdiction	Business	% of
			Ownership
Source Rock Holdings Limited	New Zealand	Holding company	100%
Austral Pacific Energy (NZ) Limited [1]	New Zealand	Oil and gas exploration and development	100%
Millennium Oil & Gas Limited	New Zealand	Oil and gas exploration and development	100%
Rata Energy Limited	New Zealand	Oil and gas exploration and development	100%
Ngatoro Energy Limited	New Zealand	Shell Company	100%
Totara Energy Limited [2]	New Zealand	Shell Company	100%
Odyssey International Pty Limited	Australia	Oil and gas exploration and development	100%
Indo-Pacific Energy Australia Pty Limited	Australia	Oil and gas exploration and development	100%
Trans-Orient Petroleum (Aust) Pty Limited	Australia	Oil and gas exploration and development	100%
ZOCA 96-16 Pty Limited	Australia	Shell Company	100%
Trans-Orient Petroleum (PNG) Limited	Papua New Guinea	Oil and gas exploration and development	100%
Indo-Pacific Energy (PNG) Limited	Papua New Guinea	Shell Company	100%

[1]	Name changed after end of reporting period, from Indo-Pacific Energy (NZ) Limited.

[2]	Subsidiary acquired with effect from 1 July 2003; name subsequently changed from Bligh Oil & Minerals (N.Z.) Limited.

EXHIBIT 31.1

CERTIFICATION UNDER SECTION 302 OF SARBANES-OXLEY

I, David John Bennett, certify that:

1.	I have reviewed this annual report on Form 20-F of Austral Pacific Energy Ltd.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.
The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)
Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5.
The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

	b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

Date: June 29, 2004

"David Bennett"
__________________________
David John Bennett
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION UNDER SECTION 302 OF SARBANES-OXLEY

I, Nigel Robinson, certify that:

1.	I have reviewed this annual report on Form 20-F of Austral Pacific Energy Ltd.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.
The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)
Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5.
The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

	b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

Date: June 29, 2004

"Nigel Robinson"
__________________________
Nigel Robinson
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATIONS UNDER SECTION 906 OF SARBANES-OXLEY

In connection with the annual report of Austral Pacific Energy Ltd. (the "Company") on Form 20-F for the fiscal year ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David John Bennett, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

"David Bennett"
____________________________
Name: David John Bennett
Title: Chief Executive Officer
June 29, 2004

CERTIFICATIONS UNDER SECTION 906 OF SARBANES-OXLEY

In connection with the annual report of Austral Pacific Energy Ltd. (the "Company") on Form 20-F for the fiscal year ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Nigel Robinson, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

"Nigel Robinson"
____________________________
Name: Nigel Robinson
Title: Chief Financial Officer
June 29, 2004