Form 20-F/A
period 2003-12-31
AUSTRAL PACIFIC ENERGY LTD
filed 2004-07-20
CIK 1041829

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Year ended December 31, 2003

Commission File No.: 0 29344

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

Item 17    X            Item 18

Explanatory Note

This Form 20-F/A has been filed to restate Item 7.A 1 – Major Shareholders - Beneficial Holders of More Than Five Percent of Outstanding Shares, and Item 7.A.3 – Major Shareholders – Controlling shareholders for the Registrant’s Form 20-F for the fiscal year ending December 31, 2003, filed June 30, 2004.

This 20-F/A consists of a cover page, this explanatory note, the above described Items 7.A.1 and 7.A.3, the signature page and Exhibits 31 and 32.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, update, or restate the information in any other Item of the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

ITEM 7.        MAJOR SHAREHOLDERS AND RELATED TRANSACTIONS

A.     Major shareholders

1.       Beneficial Holders of More Than Five Percent of Outstanding Shares

To the knowledge of the Company, the only persons holding, directly or indirectly, five percent or more of the Registrant's Common Stock and rights to acquire stock within 60 days, are listed below (as of June 1, 2004):

Beneficial Owner	Number of Shares and Rights	Percent of Class
Trans-Orient Petroleum Ltd.[1]	2,246,740	15.77%
Alex Guidi [2]	1,681,792	12.58%
Peter Loretto [3]	3,195,190	21.91%
Dr. Dave Bennett [4]	846,768	6.21%
Jenni Lean [5]	846,768	6.21%
Exploration Capital Partners Ltd	904,544	6.72%

 [1]       Trans-Orient Petroleum Ltd (“Trans-Orient”) is a public company traded on the OTC Bulletin Board in the United States. Mr. Zinkhofer and Dr. Bennett (director and former director respectively of the Company) are former directors of Trans-Orient. Mr. Johnson serves as CFO, Corporate Secretary and a director of Trans-Orient Petroleum Ltd.

[2]        Mr. Guidi is a former director of the Company.

[3]        Mr. Loretto is a former director of the Company, and the President, CEO and a director of Trans-Orient. Mr. Loretto is also a principal shareholder of Trans-Orient and as such all holdings disclosed in relation to Trans-Orient are also included in Mr. Loretto’s holdings.

[4]        Dr. Bennett is a former director of the Company and is its CEO and President. Dr Bennett’s holdings as disclosed also include shares and rights owned directly by his spouse, the Company’s Commercial Manager, Ms Lean.

[5]        Ms Lean is the Company’s Commercial Manager. Ms Lean’s holdings as disclosed also include shares and rights owned directly by her spouse, the Company’s CEO, Dr Bennett.

To the knowledge of the Company, there have been no significant changes in percentage share ownership held by any major shareholders, during the last three years, other than the transfer of control of Trans-Orient Petroleum Ltd. from Mr. Guidi to Mr. Loretto in November 2003, thereby transferring beneficial interest in Trans-Orient’s holdings in the Company from Mr. Guidi to Mr. Loretto.  The Company’s major shareholders do not have different voting rights.

|

|

3. Controlling shareholders

Mr. Peter Loretto, a resident of Canada, directly and via his controlling position in Trans-Orient Petroleum Ltd, controls an undiluted 11.39% shareholding in the Company.

To the knowledge of the Company, the Company is not directly or indirectly owned or controlled by another corporation, foreign government or person.

This is the form required under section 139 of the Securities Regulation and, if applicable, by an order issued under section 76 of the Securities Act.

The undersigned hereby certifies that the statements made in this report are true and correct.

SIGNATURE

DATED at Wellington, New Zealand                     AUSTRAL PACIFIC ENERGY LTD.         ..

this 19th day of July 2004                                     Name of Issuer

                                                                                    “Jeanette Watson”

Signature of authorized signatory

Jeanette Watson, Company Secretary

Name and office of authorized signatory

EXHIBIT 31.1

CERTIFICATION UNDER SECTION 302 OF SARBANES-OXLEY

I, David John Bennett, certify that:

1.            I have reviewed this amendment to annual report on Form 20-F/A of Austral Pacific Energy Ltd.;

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

4.             The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

a)            Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)            Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)             Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.             The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

a)            All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

b)            Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date:      July 19, 2004

“David Bennett” __________________________ David John Bennett Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION UNDER SECTION 302 OF SARBANES-OXLEY

I, Nigel Robinson, certify that:

1.            I have reviewed this amendment to annual report on Form 20-F/A of Austral Pacific Energy Ltd.;

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

4.             The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

a)            Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)            Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)             Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.             The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

a)            All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

b)            Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date:      July 19, 2004

“Nigel Robinson” __________________________ Nigel Robinson Chief Financial Officer

EXHIBIT 99.1

CERTIFICATIONS UNDER SECTION 906 OF SARBANES-OXLEY

In connection with the amendment to the annual report of Austral Pacific Energy Ltd. (the “Company”) on Form 20-F/A for the fiscal year ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, David John Bennett, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.          The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.         The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

“David Bennett”

____________________________

Name: David John Bennett

Title: Chief Executive Officer

July 19, 2004

CERTIFICATIONS UNDER SECTION 906 OF SARBANES-OXLEY

In connection with the amendment to the annual report of Austral Pacific Energy Ltd. (the “Company”) on Form 20-F/A for the fiscal year ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Nigel Robinson, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.          The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.         The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

“Nigel Robinson”

____________________________

Name: Nigel Robinson

Title: Chief Financial Officer

July 19, 2004