Form 20-F
period 2004-12-31
AUSTRAL PACIFIC ENERGY LTD
filed 2005-07-15
CIK 1041829

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2004

Commission File No.: 0-29344

AUSTRAL PACIFIC ENERGY LTD.
(Exact name of Company as specified in its charter)

Yukon Territory, Canada
(Jurisdiction of incorporation or organization)

284 Karori Road, Karori
Wellington
New Zealand, 6003
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common Shares	American Stock Exchange, TSX-Venture
Exchange, New Zealand Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of close of the period covered by the annual report:
17,720,045 Common Shares

Indicate by check mark whether the Company: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
Yes ☒     No ☐

Indicate by check mark which financial statement item the Company has elected to follow.
Item 17 ☒     Item 18 ☐

The Index to the Exhibits is found at Page 86

GLOSSARY OF TERMS
The following terms as defined here are used throughout this filing:

Austral Pacific or Company refers to Austral Pacific Energy Ltd., a corporation organized and registered under the laws of Yukon, Canada, and includes its subsidiaries.

$ or dollar refers to the currency of the United States of America, unless otherwise noted in relation to a particular reference.

AC/P An exploration permit in the Ashmore-Cartier Basin in offshore Western Australia, as issued by the Australian government, each such permit being identified by number.

AMEX The American Stock Exchange.

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

Field A geologically connected area of the subsurface that is producing, or has been proven to be capable of producing, hydrocarbons.

Formation is a reference to a group of rocks of the same age extending over a substantial area of a basin.

Fraccing Abbreviation for a technique of hydraulically fracturing a selected formation in order to improve the flow rate of hydrocarbons from that formation

GAAP Generally accepted accounting principles.

Geology is the science relating to the history and development of the Earth, and is also used to refer to the make-up of the rocks in a particular area.

Hydrocarbon The general term for oil, gas, condensate and other petroleum products.

Joint Venture or JV refers to a standard form of participation in petroleum exploration, via unincorporated joint arrangements between a number of industry participants, with one party operating the permit (i.e. managing the operations) on behalf of all the participants, and Joint Venturers has a corresponding meaning.

Mbbls One thousand barrels of crude oil or other liquid hydrocarbons.

MMcf One million cubic feet of natural gas.

NZSX The New Zealand Stock Exchange.

Participating Interest or Working Interest An equity interest, as compared to a royalty interest, in an oil and gas property whereby the participating interest holder pays its proportionate or agreed percentage share of development and operating costs and receives its proportionate share of the proceeds of hydrocarbon sales after deduction of royalties due on gross income.

PEP A Petroleum Exploration Permit as issued by the New Zealand government, each such permit being identified by number.

PMP A Petroleum Mining Permit as issued by the New Zealand government, each such permit being identified by number.

Permit or Licence An instrument granted by a sovereign government, allowing the holder the right in an area for a prescribed period of time for exploration, development or production under specific contractual or legislative conditions.

Petrophysical Studies and interpretation based upon the theory and practice of measuring reservoir rock and fluid transport properties

Pipeline A system of interconnected pipes that gather and transport hydrocarbons from a well or field to a processing plant or to a facility that is built to take the hydrocarbons for further transport, such as a gas liquefaction plant.

PPL A Petroleum Prospecting License as issued by the Papua New Guinea government, each such permit being identified by number.

PRL A Petroleum Retention License as issued by the Papua New Guinea government, each such permit being identified by number.

Production refers to the stage of exploitation at which hydrocarbons are produced from a discovery on an ongoing basis, intended to be continuous until the reservoir is fully exploited; pre-production being the stage before full production, during which hydrocarbons are produced intermittently to test reservoir characteristics and optimal production methods.

Prospect A potential hydrocarbon trap which has been confirmed by geological and geophysical studies to warrant the drilling of an exploration well.

Proved Developed Reserves Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Proved Reserves The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved Undeveloped Reserves are Proved Reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where expenditure is required for recompletion.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Selected financial data

The selected historical financial information presented in the table below for each of the years ended December 31, 2004, 2003, 2002, 2001 and 2000 is derived from the audited consolidated financial statements of Austral Pacific. The audited financial statements of Austral Pacific for the years ended December 31, 2004, 2003 and 2002 are included in this Filing. The selected historical financial information for the years ended December 31, 2001 and 2000 presented in the table below is derived from audited financial statements of Austral Pacific that are not included in this Filing. The selected financial information presented below should be read in conjunction with Austral Pacific 's consolidated financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) elsewhere in this Filing.

The selected consolidated financial data has been prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). Selected financial data has also been provided under United States GAAP (“US GAAP”) to the extent that amounts are different. The consolidated financial statements included in Item 17 in this Filing are also prepared under Canadian GAAP. Included within these consolidated financial statements in Note 19 is a reconciliation between Canadian and US GAAP.

     AUSTRAL PACIFIC ENERGY LTD. AND SUBSIDIARY COMPANIES
SELECTED FINANCIAL DATA AS OF AND FOR THE YEARS ENDED AS SHOWN
(IN $000'S EXCEPT PER SHARE DATA)

Selected Income Statement Data
Amounts in accordance with Canadian GAAP
	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	December 31	December 31	December 31	December 31	December 31
	2004	2003	2002	2001	2000
Oil and gas sales	212	173	1,846	3,744	476
Other income	326	58	29	94	224
Gain on license sales	-	3,896	53	-	-
Royalties	(15)	(34)	(184)	(370)	(24)
Production costs	(68)	(61)	(773)	(652)	(35)
Interest expense	(29)	-	-	-	-
General and administrative expense	(784)	(656)	(634)	(736)	(744)
Depletion	(86)	(26)	(106)	(266)	(112)
Litigation costs and settlement	-	(2,250)	-	-	-
Write-off of oil and gas properties	(5,288)	(909)	(2,784)	(706)	(2,726)
Stock option compensation expense	11	(143)	(274)	-	-
Income (loss) from Operations	(5,719)	48	(2,827)	1,108	(2,941)
Other Items	-	-	-	-	70
Income (loss) before income taxes	(5,719)	48	(2,827)	1,108	(2,871)
Income taxes	-	-	-	-	-
Income (loss) for the year	(5,719)	48	(2,827)	1,108	(2,871)
Income (loss) per share	(0.42)	0.01	(0.41)	0.17	(0.47)
Dividends declared per share	$-	$-	$-	$-	$-

[1] In 2002, CICA handbook Sec. 3870, Stock Option Based Compensation was adopted for the recognition, measurement and disclosure of stock option based compensation and other stock based payments made in exchange for goods and services.

Amounts in accordance with US GAAP		(Restated) (2)
General and administrative expenses	(788)	(1,118)	(1,378)	(1,640)	(1,059)
Income (loss) from Operations	(9,761)	(329)	(3,327)	109	(3,551)
Income (loss) for the year	(9,435)	(318)	(3,297)	204	(3,256)
Income (loss) per share	(0.69)	(0.04)	(0.48)	0.03	(0.52)

[2] The Amounts in accordance with US GAAP for fiscal yea r 2003 have been restated as described in note 19(e) of the audited annual financial statements.

Selected Balance Sheet Information
Amounts in accordance with Canadian GAAP
	As at	As at	As at	As at	As at
	December 31	December 31	December 31	December 31	December 31
	2004	2003	2002	2001	2000
Working capital	11,832	1,924	1,775	2,739	2,981

Current Assets	12,234	3,381	2,158	3,699	3,146
Due from Related Parties	-	-	52	28	80
Investments	-	-	-	-	-
Oil and gas properties	5,488	8,306	7,523	8,094	6,636
Property & Equipment	161	30	28	70	125
Deferred offering costs	-	408	-	-	-
Total assets	17,883	12,126	9,762	11,891	9,987

Current liabilities	402	1,457	384	960	165

Long-term liabilities	1,481	1,099	-	-	-

Share Capital	32,683	20,478	20,478	19,478	19,478
Contributed surplus	362	417	274	-	-
Accumulated deficit	(17,045)	(11,326)	(11,374)	(8,547)	(9,656)
Shareholders' equity	16,000	9,569	9,378	10,931	9,822

Amounts in accordance with US GAAP		(Restated) (1)
Current Assets	12,234	3,381	2,158	3,699	3,146

Total assets	17,883	12,126	9,762	11,891	9,987
Current liabilities	449	1,504	384	960	165

Long-term liabilities	2,442	1,105	0	-	-

Paid in capital	38,669	23,758	23,301	21,557	20,653
Accumulated deficit	(23,677)	(14,242)	(13,923)	(10,626)	(10,831)
Shareholders’ equity	14,992	9,516	9,378	10,931	9,822

[1] The amounts in accordance with US GAAP for fiscal year 2003 have been restated as described in note 19(e) of the audited annual financial statements.

B. Capitalisation and indebtedness

Not applicable

C. Reasons for the offer and use of proceeds

Not applicable

D. Risk Factors

Exploration, Development and Production Risks

An investment in the securities of the Company is speculative due to the Company’s involvement in the exploration, development and production of oil and natural gas, and its present stage of development.

The Company’s principal long term objective is to grow the Company into an oil and gas exploration, development and production company, with internally generated oil and gas sales revenues sufficient to maintain a selective grass roots exploration program to augment and replace produced reserves. The Company seeks additional reserves and production growth through carefully considered acquisitions of additional oil and gas properties. The Company plans to expand as, and when, available cash flow and meritorious opportunities permit. Its long term goal is to maximise capital appreciation of the Company's securities to reflect the true value of its existing assets and potential resources not yet discovered.

Management will continue to evaluate prospects on an ongoing basis in a manner consistent with industry standards and company strategy. The long term commercial success of the Company depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. The Company focuses its efforts mainly in the Taranaki region of New Zealand, where sizable tracts of acreage can be accumulated, there is a positive history of oil exploration success and although the acreage is relatively under explored, geological conditions are favorable for hydrocarbon accumulation. This is the area where its manpower, expertise and technical resources are already principally deployed.

No assurance can be given that the Company will be able to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, the Company may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. Geological conditions are variable and of limited predictability. Even if production is commenced from a well or field, production will inevitably decline over the course of time, reducing the operating profitability of the enterprise and eventually causing its termination.

Operating Hazards and Environmental Liabilities

Drilling hazards or environmental damage could greatly increase the cost of operations and various field operating conditions may adversely affect the production from successful wells. These conditions include, but are not limited to, delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, cratering, sour gas releases, fires and spills, premature decline of reservoirs and the invasion of water into producing formations, insufficient storage or transportation capacity or other geological and mechanical conditions. While close well supervision and effective maintenance operations can contribute to maximizing production rates and recoveries over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect the long term continuity of revenue and cash flow levels to varying degrees.

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of local and international conventions, laws and regulations. Environmental legislation provides for, amongst other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. Exploration legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material.

Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require the Company to incur costs to remedy such discharge. No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Company’s financial condition, results of operations or prospects.

The Company is not aware of present material liability related to environmental matters. However, it may, in the future, be subject to liability for environmental offences of which it is presently unaware.

Oil and Natural Gas Market

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

Both oil and natural gas prices are unstable and are subject to fluctuation. The economics of producing from some wells may change as a result of lower prices, which could result in a reduction in the volumes produced by the Company. Any material decline in prices could result in a reduction of the Company’s net production revenue. The Company might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in the Company’s net production revenue causing a reduction in its oil and gas acquisition and development activities. Whilst the Company currently does not do so, in order to partially hedge the effect of fluctuating oil and natural gas prices, the Company may in the future enter into oil and/or natural gas price swaps that fix the price that the Company will receive on a portion of its production for a specified period of time.

Competition

The international petroleum industry is competitive in all its phases. The Company competes with numerous other participants in the search for oil and gas, the acquisition of oil and gas properties, the marketing of oil and natural gas and in obtaining skilled industry personnel. The Company’s competitors include oil and gas companies which have greater financial resources, staff and facilities than the Company.

Certain of the Company’s customers and potential customers are themselves exploring for oil and natural gas, and the results of such exploration efforts could affect the Company’s ability to sell or supply oil or gas to these customers in the future. The Company’s ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Funding Requirements

Oil exploration involves a high degree of technical and commercial risk and is characterized by a continuous need for fresh capital. The Company seeks to minimize and spread this risk by joint-venturing oil exploration projects with other companies and participating in properties exhibiting a range of risk profiles to reduce its cost exposure to any one project. The development of any reserves found on the Company’s exploration properties may depend upon the Company’s ability to obtain further financing through joint venturing of projects, debt financing or equity financing.

There is no assurance that market conditions will continue to permit the Company to raise funds if required, or that the Company will be able to enter into agreements with third parties to fund permit obligations, or be able to renegotiate such obligations. If the Company is unable to fund the obligations by share issues or farmout agreements or to renegotiate them, the Company may be unable to carry out its plan of operations and may be forced to abandon some of its permit interests.

The Company faces competition from other oil companies for oil and gas properties and investor dollars. The Company seeks to minimize these effects by focussing on the market niches of exploration and early development stage properties where its technical competence and experience give it a credible advantage. Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in such properties and reduce or terminate its operations. If the Company’s cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements.

Insurance

The Company’s involvement in the exploration for and development of oil and gas properties may result in the Company becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards. Although the Company has obtained insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not be insurable, in all circumstances, or the Company may elect, in certain circumstances, not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to the Company. The occurrence of a significant event that the Company is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on the Company’s financial position, results of operations or prospects.

Uncertainty of Reserves Figures

Estimates of production expenditures, revenues and reserves will likely vary from actual, and these variances may be material. Estimates of oil and gas reserves are interpreted from geological, petrophysical and reservoir engineering data. Such interpretations are inherently uncertain, as are the projections of future rates of production and timing of development expenditures. The accuracy of the reserves estimates is a function of the quality of available data, engineering and geological interpretation and judgment. Factors such as historical production from the area compared with production from other producing areas, assumed effects of governmental regulations, assumptions of future oil and gas prices, future operating costs, development costs and remedial and workover costs, will affect the estimates of economically recoverable quantities and of future net cash flow. Any significant variance in the assumptions could materially affect the estimated quantity and value of reserves.

No Assurance of Earnings

The Company currently has one oil and gas property in the pre-production stage. The Company has a limited history of earnings and there is no assurance that the business of the Company will continue to be profitable. The Company cannot guarantee that it will continue generating revenues in the future. A failure to generate revenues may cause the Company to eventually go out of business. The Company has not paid dividends at any time in its history to date and there is no assurance that the Company will pay a dividend at any time in the future.

Reliance on Operators and Key Employees

To the extent the Company is not the operator of its oil and gas properties, the Company depends on such operators for the timing of activities related to such properties and may be largely unable to direct or control the activities of the operators, except through joint venture participation and voting. In addition, the success of the Company will be largely dependent upon the performance of its key employees and on the advice and project management skills of various consulting geologists, geophysicists and engineers retained by the Company from time to time. The Company’s current CEO and other exploration personnel are experienced in the acquisition, exploration and development of petroleum properties in New Zealand and other Australasian countries. If the current CEO leaves the Company, the Company may have some difficulty in immediately finding a person of comparable experience to manage the Company’s business. Although there are other personnel available in the sector who could replace other Company explorationists, there is likely to be some difficulty in finding immediate replacements of suitable calibre.

The Company does not currently maintain key person insurance on its CEO or any other employee, and therefore there is a risk that the death of any senior officer could have an adverse effect on the Company.

Risks Relating to Papua New Guinea

Some of the Company’s oil and gas interests are located in Papua New Guinea, a developing country which has historically experienced minor periods of civil unrest and political and economic instability. Oil and gas exploration and development activities in this jurisdiction may be affected in varying degrees by political instability, government regulations relating to the oil and gas industry and foreign investors and the policies of other countries in respect of Papua New Guinea. Exploration or development activities in Papua New Guinea and elsewhere may require protracted negotiations with local and national governments, companies and third parties and may be subject to economic and political considerations, such as taxation, nationalisation, expropriation, inflation, currency fluctuations, increased regulation and approval requirements, governmental regulation and the risk of actions by lawless factions, any of which could adversely affect the economics of exploration or development projects.

Any changes in regulations or shifts in political condition are beyond the control of the Company and may adversely affect its business.

Infrastructure development in Papua New Guinea is limited. In addition, the Company’s properties are located in remote areas, which are difficult to access. These factors may affect the Company’s ability to explore and develop its properties and to store and transport its oil and gas production. There can be no assurance that future instability in Papua New Guinea will not have a material adverse effect on Papua New Guinea and in turn on the Company’s financial condition or operations.

Currency Fluctuations and Foreign Exchange

The Company raises its equity in United States, Canadian or New Zealand dollars and maintains its accounts in United States and New Zealand dollars. The Company’s current property acquisition and exploration commitments are denominated primarily in United States or New Zealand dollars and, to a lesser extent, in currencies of other countries. Papua New Guinea, in which the Company operates, may impose foreign exchange restrictions that may materially affect the Company’s financial position and results of operations in that country.

The Company does not currently hedge its exposure to currency rate changes, although it may choose to selectively hedge exposure to foreign currency exchange rate risk. The Company currently has no specific policies relating to this, but manages this risk to some degree by shifting a portion of its excess cash from one currency to another in a timely fashion. See also Item 5.A.3 – Foreign Currency Fluctuations.

Regulatory Requirements

The current or future operations of the Company, including development activities and commencement of production on its properties, require permits from various foreign and local governmental authorities and such operations are and will be governed by laws and regulations governing oil and gas exploration and development, prices, royalties, allowable production, import and export of hydrocarbons, restrictions on the withdrawal of capital from a country in which the Company is operating, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection and other matters.

The Company’s operations require licenses, permits and renewals of these from various governmental authorities. Management believes that the Company currently holds or has applied for all necessary licences and permits to carry on the activities which it is currently conducting under applicable laws and regulations in respect of its properties, and also believes that the Company is complying in all material respects with the terms of such licences and permits. However, the Company’s ability to obtain, sustain or renew such licenses and permits on acceptable terms is subject to changes in regulations and policies and the discretion of the applicable governments.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders to cease or curtail operations, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in oil and gas operations may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of oil and gas companies, or more stringent implementation of these, could have a material adverse impact on the Company and could cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new properties.

The Company believes that its operations comply with all applicable legislation and regulations and that the existence of such regulations have no more restrictive effect on the Company’s method of operations than on similar companies in the industry.

Labor Requirements

The Company may be required to hire and train local workers in its petroleum and natural gas operations. Some of these workers may be organised into labor unions. Any strike activity or labor unrest could adversely affect the Company’s ongoing operations and its ability to explore for, produce and market its oil and gas production.

Title Matters

The Company has investigated the rights to explore the various oil and gas properties it holds or proposes to acquire or to participate in and, to the best of its knowledge, those rights are in good standing. However, no assurance can be given that applicable governments will not revoke, or significantly alter the conditions of, the applicable exploration and development authorisations and that such exploration and development authorisations will not be challenged.

In all cases, the terms and conditions of the permit or licence granting the right to the Company to explore for, and develop, hydrocarbons prescribe a work program and the date or dates by which such work program must be done. Varying circumstances, including the financial resources available to the Company and reliance on third party operators of permits and licences may result in the failure to satisfy the terms and conditions of a permit or licence and result in the complete loss of the interest in the permit or licence without compensation to the Company.

Such terms and conditions may be renegotiated with applicable regulatory authorities, but there is no assurance that the applicable authority will agree to the renegotiation offer.

The Company participates in its permits or licences with industry participants, some of whom have access to greater resources from which to meet their joint venture capital commitments. If the Company is unable to meet its commitments, the other joint venture participants may assume some or all of the Company’s deficiency and thereby assume a pro-rata portion of the Company’s interest in any production from the joint venture area. The Company is not a majority interest owner in most of its properties and does not have sole control over the future course of development in those properties. Property interests may be subject to joint venture and other like agreements which can give rise to interpretive disputes with other parties who are financially interested in the property.

General claims of native peoples in New Zealand and Papua New Guinea may adversely affect the rights or operations of the Company, although the Company has not received any notice of any direct challenge to any of the Company’s titles or tenures.

Non-US Assets and Management

The Company is incorporated under the laws of the Yukon Territory, Canada, and all of the Company’s directors and officers are residents of Canada or New Zealand and substantially all of the assets of the Company are located outside North America. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Company or upon its directors or officers, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. Furthermore, it may be difficult for investors to enforce judgments of the U.S. courts based on civil liability provisions of the U.S. federal securities laws in a foreign court against the Company or any of the Company’s non-U.S. resident officers or directors.

Inadequacy of Public Market

There can be no assurance that a stable market for the Company’s common shares will be maintained. If the Company fails to remain current in its filings with the SEC, Canadian and New Zealand regulatory authorities, the Company may lose its AMEX quotation as well as its Canadian and New Zealand listings and the Company’s shareholders may not be able to resell their shares in the public market within the United States as well as the overseas markets.

Dilution, Change of Control

The Company’s Articles of Continuance authorise the issuance of an unlimited number of shares of common stock. The Company’s Board of Directors has the power to issue any further shares without stockholder approval, but subject to compliance with the policies of the TSX-V and AMEX. The Company’s Board of Directors is likely to issue some of such shares to acquire further capital in order to carry out its intended operations or expand its current operations, or to provide additional financing in the future. The issuance of any such shares may result in a reduction of the book value or market price of the outstanding shares of the Company’s common shares. If the Company does issue any such additional shares, such issuance will also cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change of control of the Company. TSX-V policies do require the Company to obtain shareholder approval of any transaction which will result in the creation of a new control person.

Conflicts of Interest

Interests in some petroleum properties have been acquired in conjunction with, or from, or interests sold to, Trans-Orient Petroleum Ltd. and TAG Oil Ltd., which have common or connected management, and certain common principal shareholders. Certain of the directors of the Company are or were directors and/or officers of these other corporations, or of other corporations engaged in the petroleum exploration and development industry.

It is possible that conflicts of interest may arise between their duties as director and/or officer of the related companies, and as director or officer of the Company. The percentage participation of the Company and any other associated company in a property is determined by each board of directors of each such company independently, using the best business judgment of the Board.

Under the Company’s By-laws and the relevant legislation, any such conflict of interest is required to be disclosed and any contract in which a director or officer has a material interest must be referred to the Board of Directors for approval, and the interested director will not vote on any resolution given such approval.

Classification as a Passive Foreign Investment Company

The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the Internal Revenue Code of 1986, as amended, and believes it will be a PFIC for, at least, the following fiscal year. Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company’s shares. For an explanation of these effects on taxation, see Item 10, Taxation. U.S. shareholders and prospective holders of the Company’s shares are also encouraged to consult their own tax advisers.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

1.	The Company’s legal and commercial name is: Austral Pacific Energy Ltd. It changed its name from “Indo-Pacific Energy Ltd” on 31 December 2003.

2.	The Company was incorporated on July 31, 1979 under the name Pryme Energy Resources Ltd. under the Company Act (British Columbia, Canada), and has operated continuously since that time.

3.	The Company is now domiciled in the Yukon in Canada, and operates as a corporation under the Business Corporations Act (Yukon).

Its registered office is care of its Yukon attorneys:
Campion Macdonald
Suite 200 Financial Plaza
204 Lambert Street
Whitehorse, YT, Y1A 3T2
CANADA

Its principal business offices are:
Austral Pacific House
284 Karori Road
Karori, Wellington
NEW ZEALAND
Telephone Number: (644) 476-2717

4.	Important Events

During fiscal 2004 and up to the date of this report, the Company’s portfolio and financial position has changed by the occurrence of the following important events:

On April 18, 2005, the Company commenced trading on the American Stock Exchange under the symbol AEN.

An exploration drilling operation in Papua New Guinea was announced in February 2005. A British public unlisted company, Rift Oil PLC, has committed to fund the first $6million of expenditure on the Douglas-1 well, which will test a large, seismically defined structure in the foreland area of the productive Papuan Basin. Planning is underway for this well, which is scheduled for late 2005.

On April 28, 2004, the Company signed a preliminary negotiation document with Genesis Power, a New Zealand State Owned Enterprise and a leading generator and retailer of electricity and gas in New Zealand, to drill Cardiff-2, a deep gas well, in PEP38738 in the onshore Taranaki Basin, New Zealand. To facilitate this, the Company and PEP 38738 JV participants applied to the New Zealand government to divide the original permit (PEP38738) into a 'deep 'permit (PEP38738D - covering all pre-Miocene strata) and a 'shallow’ permit (PEP38738S – covering all strata from present to base of Miocene). The application to split the permit vertically was duly approved. The Company and its JV participants in PEP38738D entered into commercial arrangements with Genesis, such that Genesis funded the first NZ$15million (approx $11million) of drilling and testing costs of the Cardiff-2 appraisal well. In consideration for this, Genesis acquired a 40% equity interest in the petroleum rights in PEP38738D, and associated rights to purchase all gas for certain specified prices. The transaction included a gas sales agreement requiring the JV venture to offer available gas from PEP38738D to Genesis for sale in priority to other purchasers, at an indexed price. If, within a certain period, Genesis does not accept the offer, the JV may offer the gas to any third party. Testing and commissioning gas is excluded from this arrangement, but the parties have agreed to negotiate in good faith for supply of such gas to Genesis, but without specific priority to Genesis. Genesis, as a JV party, has voting rights (and therefore veto rights) over the arrangements to be made for gas supply, but subject to applicable competition laws. The Company and the JV participants retained all rights to shallow petroleum in PEP38738S, including the Cheal field and similar prospects. The Cardiff -2 well has been drilled and cased, and three initial 'frac’ stimulations of separate gas bearing reservoirs have been successfully completed, although subsequent flow data was still pending on clean-up of the well-bore and reservoirs. The well awaits flow-test results which are not expected before July 2005.

An agreement was reached in January 2004 with Natural Gas Corporation ('NGC’), whereby the PEP38736 JV agreed to sell gas from the Kahili gas-condensate field (PEP 38736) in the onshore Taranaki Basin, New Zealand to NGC. NGC constructed, owns and operates a separation plant to process the raw well stream . NGC also installed 12 km of pipelines to connect Kahili gas to the existing NGC pipeline infrastructure. The Kahili field was commissioned in August 2004. After initial flow, production declined rapidly, and the well was shut-in during November. A different well performance to that recorded in the May 2003 production test (on which field development was based) is still not understood; but it is unlikely this well will produce again; and the field reserve estimate and financial statement value has been written down to zero, following an independent assessment. However, as at June 2005 a Kahili-2 well placed higher on the mapped structure is being considered by the joint venture parties, and may be drilled in the coming twelve months. This may reestablish production from the field.

Production testing utilizing jet-pump technology commenced on the Cheal-A3X well in January 2005, and over 30,000 (gross) barrels of oil were produced up to April 2005 at an average rate in excess of 300 barrels per day. Equipment was then transferred to the Cheal-A3X well, which was brought on stream in May 2005 and commenced production at a rate of approximately 450 barrels of oil per day. Despite stable production performance of both wells, regular wax cutting is required to maintain flow rates, given the nature of the waxy, high pour point crude, and the low temperature of the reservoir. Further on-site expenditure is required in order to produce both these wells, and any others drilled from this site, in a continuous and stable manner.

On January 2, 2004, the Company listed on the TSX-V. In conjunction with the TSX-V listing, the Company listed on the NZSX on 5 January 2004, raising approximately $5.2 million through the issuance of 4 million units. Each unit consisted of one common share and a half warrant – each full warrant entitling the holder to purchase one additional share, at any time on or before January 5, 2005, at a price of approximately $1.37 (NZ$2.10) . An aggregate of $500,000 of convertible notes were concurrently issued. Exercise of the warrants, together with the exercise of other warrants expiring January 5, 2005, led to the issuance by the Company of 9,980,721 shares during fiscal 2004.

5 & 6.	Principal Capital Expenditures

During the last 3 fiscal years the Company has made several significant expenditures on its oil and gas properties in the normal course of operations, having participated in the drilling of a number of wells in that time. The significant expenditures on the properties are detailed in Item 4.D– Property, Plants and Equipment.

In addition to these expenditures and divestitures, also in the normal course of operations, the Company sold its interest in New Zealand Petroleum Mining Permit 38148 (Goldie and Ngatoro fields) in 2003, as disclosed at Note 8 d) Commitments and Contingencies-Legal Settlement of the Company’s 2004 Financial Statements (Item 17).

7.	Public Takeovers

The Company is not aware of any planned takeover of its shares by third parties.

B. Business Overview

1. Nature of Operations

The Company is an oil and gas exploration and production company incorporated in Canada, and based in Wellington, New Zealand. The Company's focus is on the acquisition, exploration and development of properties in the Australasian region. The Company currently holds varying net interests equivalent to approximately 2.6 million acres of exploration permits in New Zealand (gross 4.2 million acres) and 0.8 million acres of exploration interests in Papua New Guinea (gross 1.8 million acres). Previously, the Company also had interests in Australia. The Company’s policy is to acquire interests, and, where possible, to minimize its risk exposure by farming out or joint venturing property interests to other industry participants.

The Company sells oil and gas from producing properties in which it holds an interest. As noted in Item 4.A.4 – Important Events, during 2004, the Company implemented a development program in PEP 38736 relating to the “Kahili” discovery, located in the Taranaki region. The Kahili field was commissioned in August 2004 as PMP 38153. After initial good flow, production declined rapidly, and the well was shut in during November 2004. The Company sells all oil from its production testing of Cheal-A3X and Cheal-A4 wells at world parity price ( less costs, fees and royalties). It plans to optimise field production and oil sales strategy during the course of 2005. It is expected that Cardiff-2A will produce gas and condensate on production test during 2005. It is expected that condensate will be transported from the site by road tanker, for eventual sale at the Omata tank farm at New Plymouth, or other available point of sale in the region.

2. Principal Markets

The Company sells its oil production to Swift Energy NZ Limited (a subsidiary of Swift Energy Ltd) and Energy Infrastructure Limited (EIL), acting through its agent Shell (Petroleum Mining) Company Limited (SPM). The oil is sold into the Australasian market. Details of revenues, by geographic region and by category, are included in Item 4D. – Property, Plants and Equipment.

3. Seasonality of Company’s business

The Company’s business is generally not seasonal, and its revenues are generally reliant on international oil prices and local gas prices in New Zealand. Gas prices do not vary under the current sales contracts, whilst oil prices vary in line with international prices, for which there have been, in past years, seasonal highs in the summer months (for the “US driving season”) and in the winter months (for the northern hemisphere heating oil season).

4. Raw materials

The Company does not have a reliance on raw materials, as it operates in an extractive industry.

5. Marketing channels

As the Company’s oil and gas are sold under single contracts, different marketing channels are not currently required.

6. Patents or licences

The Company does not have a reliance on any significant patents or licences, apart from the use of certain software programs.

7. Company’s competitive position

The Company competes with other companies in bidding for the acquisition of petroleum interests from various governmental authorities, and in exploring and producing oil and gas in the Australasian region. The Company does have a competitive position in being the holder of one of the largest acreage holdings in onshore New Zealand and several key properties in New Zealand and Papua New Guinea. However, the Company is subject to competitive factors as detailed in Item 3.D – Risk Factors.

8. Material effects of government regulations

The Company is subject to government regulation of the oil and gas properties it holds and of the operations it conducts on those properties. The effects of those regulations are detailed in Item 3.D – Risk Factors, and in Item 4.D – Property, Plants and Equipment.

C. Organizational Structure

The Company (a Canadian company listed on the AMEX in the USA, TSX-V in Canada and NZSX in New Zealand) is the parent company of, and conducts its operations through, several wholly owned subsidiaries, (and one 50%-owned company), as set out in Exhibit 8. Substantially all of the Company's upstream exploration and development activities are conducted jointly with third parties under joint venture agreements.

D. Property, Plant and Equipment

The Company’s major operations and principal activities are in the oil and gas exploration and production business. The Company has operated in three countries in the past three years: New Zealand, Australia (including the Zone of Cooperation Area A between Australia and East Timor), and Papua New Guinea. Apart from petroleum properties, the Company has only minor office assets held for the purpose of operating the business and some oilfield equipment and materials.

Petroleum Properties in New Zealand and Papua New Guinea

The Company holds a number of government issued permits in the jurisdictions of New Zealand and Papua New Guinea (and also formerly in Australia), which authorise prospecting and exploration for hydrocarbons. For a full list of permits, refer to Note 18 c) of the Company’s 2004 Financial Statements (Item 17). Between March 31, 2005 and June 30, 2005, the following changes have occurred:
- the Company’s withdrawal from PEP 38718 was completed;
- the joint venture’s surrender of PEP 38768 was completed.

General

Except for the Kahili discovery in PMP38153 in New Zealand and the Elevala, Ketu and Stanley discoveries of hydrocarbons (undeveloped) in PRL’s 4 & 5 in Papua New Guinea, the properties of the Company are Exploration Permits or Licences and at December 31,2004 had no proven hydrocarbon reserves. Subsequent to the end of the fiscal year an independent report by Sproule International Limited placed gross Proven reserves in respect to the Cheal field at this time of 1.5 million barrels of oil. Sproule also wrote remaining Proven reserves in the Kahili property down to zero (see Exhibit 4.12) .

At June 17, 2005, the Company has no encumbrances, liens or mortgages on the properties, except as follows:

  a security interest granted by Millennium Oil & Gas Limited to NGC New Zealand Limited over Millennium’s 25% interest in PEP38736 and PMP38153, to secure performance of the Company under the gas prepayment agreement referred to at Note 13 of the Company’s 2004 Financial Statements (Item 17).

At December 31, 2004 the carrying value of these interests is approximately $10,000.

For details of work planned to be done before December 31, 2005 on each property and estimated cost thereof, see Item 5.B – Liquidity and Capital Resources. For further detail on each property and previous work done, refer to the Company’s Financial Statements (Item 17). For details on environmental liability risks, see Item 3.D – Risk Factors.

For definitions of technical terms used in the description of properties, see the Glossary of Terms on page 3. The general provisions applying to permits or licenses granted by the Governments of New Zealand, Australia and Papua New Guinea, government royalties payable, bonds payable (if any) and the rules for renewal and default are set out in Note 4-Property and Equipment of the Company’s 2004 Financial Statements (Item 17). The Company’s material properties, their locations, capital expenditure over the last 3 fiscal years, development plans and nature of the Company’s interests are:

Oil and gas information for the Company’s last three fiscal years:

Summary of Oil and Gas Sales, Net of Royalties, by Country

	Year	Year	Year
	Ended	Ended	Ended
	December 31	December 31	December 31
	2004	2003	2002
Revenues:
New Zealand	$	$	$
Sales revenue – Oil	67,015	159,112	1,823,142
Sales revenue – Gas	145,443	13,603	22,783
Less: Royalties	(15,040)	(33,543)	(184,207)
Sales net of royalty	197,418	139,172	1,661,718
Australia	-	-	-
Papua New Guinea	-	-	-
Revenue net of royalties	197,418	139,172	1,661,718

	Year Ended December 31, 2004		Year Ended December 31, 2003		Year Ended December 31, 2002
	Oil & Liquids (Bbls)	Natural Gas (MMcf)	Oil & Liquids (Bbls)	Natural Gas (MMcf)	Oil & Liquids (Bbls)	Natural Gas (MMcf)
Sales:
New Zealand	4,935	0.064	5,792	17.1	85,358	46.5
Australia	-	-	-	-	-	-
Papua New Guinea	-	-	-	-	-	-

Reserves
In the year ended December 31, 2004 reserves previously booked for the Kahili Gas and Condensate field were written down to zero. This followed an independent assessment of the Kahili-1A well, the only producing well on the Kahili field, by Sproule International Limited using data provided by the Company and from public sources (refer to Note 4 of the Company’s 2004 Financial Statements). The total carrying value of the Kahili – 1A well of $2,866,603 was written off during the year.

The December 31, 2003 reserves quoted for the undeveloped Kahili Gas and Condensate field are from an evaluation completed by Sproule International Limited on data provided by the Company and from public sources, and have an effective date of December 31, 2003 in constant US dollar prices and costs. The accuracy of reserves estimates and associated economic analysis is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. As a well matures and new information becomes available, revision may be required which may either increase or decrease the previous reserve assignments. Sometimes these revisions may result not only in a significant change to the reserves and value assigned to a property, but also may impact the total company reserve and economic status. The reserves and forecasts provided above were based upon technical analysis of the available data using accepted engineering principles. However, they must be accepted with the understanding that further information and future reservoir performance subsequent to the date of the estimate may justify their revision.

The December 31, 2002 reserves quoted for the Ngatoro oil field were from the field Operator’s estimated reserves, which are supplied annually to the New Zealand Ministry of Economic Development. The field Operator at the time was an independent company, New Zealand Oil & Gas Limited, which employed its own independent petroleum-engineering experts. The Company also contracted Johnston Consulting of Wellington, New Zealand, independent petroleum engineering consultant, to evaluate the Company’s New Zealand reserves at December 31, 2002 following the Kahili discovery, and December 31, 2000 and at April 30, 2001, following the Goldie-1 discovery.

The main differences between the reported Reserves at December 31, 2004, 2003 and 2002 are:

- the sale of PMP 38148 (Ngatoro and Goldie fields)
- the addition of Kahili reserves at end 2002 and revision in 2003
- the write-off of Kahili reserves (refer to Note 4 of the Company’s 2004 Financial Statements) following an independent assessment by Sproule International Limited.
	Reserves, Working Interest Before Royalties
	As at December 31, 2004		As at December 31, 2003		As at December 31, 2002
	Oil & Liquids	Natural	Oil & Liquids	Natural	Oil & Liquids	Natural
		Gas		Gas		Gas
	(MBbls)	(MMcf)	(MBbls)	(MMcf)	(MBbls)	(MMcf)
Proven
New Zealand:
Ngatoro– developed	-	-	-	-	520	67
Kahili-undeveloped	-	-	23	1,109	-	933
Australia	-	-	-	-	-	-
Papua New Guinea	-	-	-	-	-	-
Total proven	0	0	23	1,109	520	1,000

Standardized Measure of Undiscounted Net Cash Flows:
	US$’ 000		US$’ 000		US$’ 000
New Zealand:
Revenue	-		3,700		1,917
Less future production
and development costs	-		(941)		(1,096)
Net Revenue	0		2,759		821
Less Taxes	-		-
Net income	0		2,759		821
Less 10% discount	-		(310)		(361)
Standardized Measure	0		2,449		460

The Ngatoro oil reserves in 2003 and 2002 were developed reserves, as they were from producing formations in the producing wells. In the year ended December 31, 2004 Kahili reserves were shifted to the 'Proven developed’ category following the completion of field development work and commencement of production however at year end all Kahili reserves were de-booked (refer to Note 4 of the Company’s 2004 Financial Statements).

All reserves for New Zealand permits are quoted before royalties, in accordance with reserves figures published by the Ministry for Economic Development in New Zealand. Royalties payable to the New Zealand government are calculated on an annual basis as the greater of 5% of net sales revenue or 20% of adjusted accounting profits from the sale of petroleum products. The amount (and percentage) of royalty attributable to the reserves is unable to be precisely calculated, and therefore reserves are quoted before royalties.

As at December 31, 2004 no calculations of standardized measure of undiscounted and discounted future net cash flow are required as the Company has no proved producing oil and natural gas reserves.

The December 31, 2003 undiscounted future net cash flow from proved producing oil and natural gas reserves is largely based on information provided by in-house reserve calculations and has been calculated with the inclusion of all estimated future production and development costs, before royalties . A discount factor of 10% was applied to estimated future cash flows to compute the estimated present value of proved oil and natural gas reserves. This valuation procedure does not necessarily result in an estimate of the fair market value of the Company's oil and natural gas properties. The December 31, 2003 undiscounted and discounted future net cash flow have been evaluated by Sproule International Limited in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) and have an effective date of December 31, 2003. The standardized measure of discounted net cash flows from production has been calculated on the Company’s 45% interest in the undeveloped Kahili gas and condensate field as this is the only interest the Company holds in proven oil and gas properties, as at December 31, 2003.

The December 31, 2002 undiscounted future net cash flow from proved producing oil and natural gas reserves is largely based on information provided by in-house reserve calculations. A discount factor of 10% was applied to estimated future cash flows to compute the estimated present value of proved oil and natural gas reserves. This valuation procedure does not necessarily result in an estimate of the fair market value of the Company's oil and natural gas properties. The standardized measure of discounted net cash flows from production has been calculated on the Company’s 5% interest in the producing Ngatoro oil field and 40.43% working interest (but at the time current 100% revenue interest) in the Goldie pool, as these were the only interests the Company holds in proven and developed oil properties, as at December 31, 2002.

Subsequent to December 31, 2004 a report was commissioned from Sproule International Limited. Sproule assigned 1.511 million barrels of Proven Developed and Undeveloped Oil Reserves to the Cheal Field, together with 1.425 million barrels of Probable Reserves as at 30 April 2005. These figures will be subject to amendment in the light of ongoing production experience. The Sproule report also summarized the resource potential of the Cardiff structure, but as hydrocarbons have yet to be flow-tested from Cardiff-2A in a controlled and sustained manner, no reserves were assigned. A summary of the Sproule report is available at www.sedar.com under the Company’s filings.

Principal Properties

The Company’s material properties, their locations, capital expenditure over the last 3 fiscal years, development plans, and nature of the Company’s interests are:

Developed

New Zealand, Onshore Taranaki Basin, North Island

The Taranaki Basin is located on the west coast of the North Island. The sediments in the Taranaki Basin encompass a depth of some 25,000 feet with complex structure and geology. Compression across the eastern portion of the Basin created a thrusted fold belt up to ten miles wide, which contains the McKee, Tariki, Ahuroa and Waihapa-Ngaere fields. Further west in the onshore region are the fault bounded Kapuni, Ngatoro and Kaimiro fields. All these fields are currently in production for other operators.

New Zealand Permit PMP 38148 (Company’s share – Ngatoro 5%; Goldie 40.4307%)

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

New Zealand Permit PEP 38736/PMP 38153 (45%)

Kahili-1A was directionally drilled to test an up-dip location in October 2002, but the target sands were found to be faulted out in this well bore. The Kahili-1B sidetrack well was drilled in November 2002, and encountered a 115 feet gross hydrocarbon column in the Tariki sandstone. Analysis of pressure data from flow testing carried out on the uppermost 50 feet of this zone indicated sufficient gas-condensate reserves to justify development. Test production sales (during 2002) of condensate (light oil) from this initial test totalled $16,253 from approximately 613 barrels. A subsequent test after the end of the reporting period (in April/May 2003) recovered an additional 1236 barrels of condensate over a seven day period. The Kahili-1A well was subsequently developed and produced briefly from August, 2004 to November 2004. Underperformance of the well resulted in its being suspended in November 2004.

See Item 4.A.4 – Important Events. Drilling of Kahili-2 within the coming twelve month interval is being considered. A seismic survey within the PEP 38736 permit area was undertaken in May 2005. These data are yet to be processed and interpreted.

Undeveloped

New Zealand, Taranaki Basin, North Island

New Zealand Permit PEP 38738 (Deep – 25.1%; Shallow - 36.5%)

This permit was acquired by the Company in October 2002, in return for the grant of a 25% net profit royalty. Subsequently in September 2003, the Company purchased the 25% net profit royalty back and final cancellation of all private interest royalties over the permit occurred in 2004.

In May 2003, the participants re-entered the Cheal-1 well, originally drilled in 1995, which at that time had tested oil and gas from a shallow secondary target. A test of the Urenui pay in Cheal-1 well in July 2003 flowed gas at rates up to 4.5 mmscfd in a one day test period. Further testing was deferred until suitable production test equipment was installed. Extended flow testing commenced in October 2004, in order to establish developable reserves. Analysis of the test results indicates that this well was accessing gas and oil reserves from within a few hundred metres of the wellbore and was insufficient by itself to justify development.

Cheal-A3X was drilled in May 2004 to test the Mt Messenger sands beneath the shallower Urenui oil/gas pay previously discovered in Cheal-1 & -2. This well discovered oil pay sands over a gross interval of ~60m (~200 feet) within the Mt Messenger formation. A subsequent flow test during July averaged in excess of 300 barrels of oil per production-day, and produced nearly 7,000 barrels of high value light, sweet crude oil with no water, during a month of testing; confirming its 'new field’ discovery status. Cheal-A3X well is presently (June 2005) being production-tested pending establishment of long term production rights and installation of permanent production infrastructure at the Cheal-A site. Cheal-A4 was deviated from the Cheal-A site during October 2004 to intersect the Mt Messenger reservoir ~300m (~1,000 feet) southeast of Cheal-A3X; and Mt Messenger oil pay was again intersected. Following further site development to enable improved heating of the well-stream and the installation of jet-pumping facilities, Cheal-A4 was put on production test in late January 2005. Several jet-pump nozzles were trialled, and by end April 2005 the well had produced 30,000 barrels of oil and was flowing in a stable manner at an average rate of 350 barrels of oil per day. The oil was being transported to the nearby Waihapa treatment station for sale. A similar production-testing programme is presently underway at Cheal-A3X. Sproule International Limited have assigned 1.511 million barrels of Proven Developed and Undeveloped Oil Reserves to the Cheal Field, together with 1.425 million barrels of Probable Reserves as at 30 April 2005. These figures will be subject to amendment in the light of ongoing production experience.

As noted in Item 4.A.4 Important Events, funding of the Cardiff-2 well was negotiated in 2004. This negotiation resulted in separate joint ventures being established for exploration of the shallower petroleum deposits, such as the Cheal prospect, and of the deeper deposits, such as the Cardiff prospect. The Cardiff-2 appraisal well was spudded in October 2004, to test various gas bearing Kapuni Formation sandstones intersected below 4,000m (13,000 feet) in Cardiff-1, drilled in 1991. Cardiff-2 reached a TD of 4,895m (16,060 feet) in late December; and obtained excellent geological and electric log data across the Kapuni reservoir intervals. However, Cardiff-2 had to be abandoned due to problems encountered during setting 7” casing over the

Kapuni Formation. A Cardiff-2A well was deviated out of the Cardiff-2 borehole, and drilled (with one sidetrack) to a depth of 4,931m (16,178 feet), and successfully logged and cased in preparation for production testing as Cardiff-2A ST1. As at early June 2005,successful frac operations had been conducted on two reservoir zones, but flow of hydrocarbons under controlled test conditions still awaited clean-up of the wellbore and reservoir. A third zone is scheduled for frac operations in mid June, and production testing of all three zones will continue for up to three months thereafter.

Australia
Offshore Permits AC/P 19 and AC/P 31 (100%); Timor Sea

These permits are adjacent and were operated in conjunction with each other. The Company was required to drill one exploration well in AC/P 19 by December 29, 2003. This was not done, although both the Ursa and Dorado Prospects identified as potential targets for drilling. A variation to the permit was sought and granted to allow the Company an extension until July 29, 2004 to drill a well, due to the lack of availability of a suitable drilling rig. Funding was also being sought but was unable to be obtained. AC/P 31 required the acquisition of a minimum of 40 kms of new 2D seismic in Years 3 and 4, ending September 2003. This was not completed, but purchase of data was offered instead and a deferral of the seismic commitment until July 2004 was sought. The Regulator rejected the Company’s proposal for AC/P 31, and the permit was surrendered. Further delays in obtaining farm-in funding also led to the surrender of AC/P 19 subsequent to balance date. See footnote 10 to Note 18 c) of the Company’s 2004 Financial Statements (Item 17).

Offshore Permit AC/P 26 (50%); Timor Sea

The Company's share of the committed work program for the 2003 fiscal year did not require any expenditures to be incurred. The company decided to withdraw from this permit in June 2004, but retains the option to participate at 20% contributing and beneficial interest level in the Anson West prospect if it is drilled within 2 years of the Company’s withdrawal. As at the date of this report, the Company has not received advice of any planned drilling in the Anson West prospect.

Papua New Guinea

Papua New Guinea Licence PPL 235 (35%); Onshore Papuan Basin

The Company was awarded this permit in August 2003. PPL 235 covers most of the prospective part of the acreage previously held under PPL 192 and PPL 215.

The initial work stage of PPL 235 is to drill an exploration well within the first two years of the licence. A tested well will cost approximately $10,000,000, and both the Kamu and Douglas Prospects are ready for drilling. As noted in Item 4.A.4 – Important Events, the Company has obtained farm-in funding for the project covering the first $6million of drilling expenditure in exchange for a 65% interest in the permit. Planning is underway for this well, which is scheduled for late 2005. In the event of a discovery, the site is located near a navigable river system suitable for import of necessary hardware and export of oil. One or other of Kamu and Douglas will be drilled, with the possibility that the other will be drilled 'back to back’ with the first, while a rig is in the area. Other prospects and leads are identified, which would likely be drilled if the Douglas or Kamu wells are successful.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis is management’s opinion of the Company’s historical financial and operating results and should be read in conjunction with the audited consolidated financial statements of the Company (see Item 17) for the years ended December 31, 2004, 2003, and 2002, together with the notes related thereto. The financial statements have been prepared in accordance with Canadian GAAP.A reconciliation to US GAAP is provided within Item 5, paragraph 5 below All dollar values are expressed in U.S. dollars, unless otherwise stated. All references to daily production are before royalty, unless stated otherwise.

1. Operating Results

Summary

The Company is in the exploration, production testing or evaluation stage on a number of its oil and gas properties. The Company has reported a 2004 loss of $5,718,533 (under US GAAP – loss of $10,333,619) compared to net income in December 2003 year of $47,616. A loss was also reported for the 2002 year of $2,826,770. Total losses incurred from incorporation to December 31, 2004 were $17,044,994 (under US GAAP –total losses of $25,379,683).

Discussion of Material Changes

Production income and expenses

Gross oil production revenue was $67,015 for the year ended December, 2004 compared to $159,112 for the year ended December, 2003 (2002: $1,823,142).

Sales volumes have decreased to 4,935 barrels in 2004 compared to 5,792 barrels in 2003 (2002: 85,358 barrels). Production was attributable to “test” production from the Company’s interest in PEP38738S (3,555 barrels) and production from the Companys interest in PMP38153 (1,380 barrels). The selling price increased from an average of $28.54 per barrel in 2003 to $38.67 per barrel in 2004 (2002: $21.47 per barrel).

The reduction in net production revenue and volumes from 2002 was mainly due to Goldie-1 well shut-in from August 30, 2002 and the sale of interest in the PMP 38148 permit effective from July 1, 2003.

Gross natural gas production revenues were $145,443 compared to $13,603 for 2003 (2002: $22,783). The increased revenue was attributable to gas produced from the Kahili field – PMP38153.

Direct production costs and royalties were $82,583 versus $94,675 in 2003 (2002: $957,012). Depletion of $85,550 (2003: $25,930, 2002: $106,491) was recorded in regard to the Company’s producing properties.

The Company’s gross profits are likely to be materially affected by any changes in exchange rates between (in particular) the US, Canadian and New Zealand dollars, in oil prices and in gas prices. See Item 3.D – Risk Factors – Oil and Gas Prices, Item 5.A.3 – Foreign Currency Fluctuations and Item 5.D – Trend Information.

Expenses

General and administrative expenses decreased slightly from $1,932,718 (gross) in 2003 to $1,868,690 (gross) in 2004. A foreign exchange gain of $197,858 was reduced from the foreign exchange gain of $673,909 in 2003. Cost recoveries increased to $930,673 from $477,439 in 2003 (2002: $403,454) in accordance with recovery mechanisms contained within various agreements the Company is a party to.

Administrative expenses included wages and benefits of $605,069, listing fees and shareholder communications expenses of $397,902 and miscellaneous expenditure of $325,328. Stock compensation decreased from an expense of $143,312 in 2003 to a credit of $11,450 in 2004 which reflected Black-Scholes valuation using updated input assumptions (refer to Note 9c of the Company’s 2004 Financial Statements).

The 2004 results included Oil and Gas Properties write offs of $5,287,611 compared to write-offs in 2003 of $908,433 (2002 write off; $2,783,734). The write off included expenditure totaling $2,781,052 in relation to PMP 38153 (Kahili) which was written off following an independent assessment of reserves which wrote remaining reserves down to nil.

Significant unsuccessful exploration well write offs were as follows:

- PEP 38741	$ 508,757 (Honeysuckle)
- PEP 38765	$ 305,513 (Miromiro-1)
- PEP 38748	$ 232,116 (Hihi-1, Kakariki-1)
- PEP 38718	$ 210,646 (Tuihu-1A)

In anticipation of an application being made to relinquish the Australian permit areas the carrying value ($1,087,656) of all Australian work programs was written off. The application to relinquish the Australian permit areas was made subsequent to year end.

Interest Income

Interest income of $326,012 (2003; $57,624; 2002:$ 29,518) was earned on surplus cash balances. Interest earned has increased in line with the increased balance of cash on deposit throughout the year. .

Interest expense

The Company finances its business primarily from the issuance of common shares and from the receipt of petroleum revenues. The Company has not previously effected any borrowing and has consequently not incurred any significant interest expense.

Capital Expenditure

Oil and Gas Property expenditure for the 2004 fiscal period amounted to $2,555,008 (2003: $1,717,643; 2002; $2,470,865). Detailed 2004 expenditure may be obtained from Note 4 in the 2004 financial statements.

2. Inflation

The Company operates in New Zealand, Australia and Papua New Guinea, where inflation for the Company’s operational costs has been at low levels in recent times – i.e. in the 2-5% range.

3. Foreign Currency Fluctuations

The Company holds cash reserves in both NZ dollars and US dollars. It receives oil revenues in US dollars and incurs expenses and petroleum property expenditures in both NZ and US dollars. During 2004 and subsequent to the reporting date, the value of the New Zealand currency has increased against the value of the US currency. The highest and lowest NZ$:US$ rate throughout the period January 1, 2004 to May 31, 2005 is 0.5910 and 0.7464 respectively. The Company does not currently hedge its exposure to currency rate changes, although it may choose to selectively hedge exposure to foreign currency exchange rate risk. Additionally, the Company has some expenses payable in US dollars and has a natural hedge by using its US dollar funds on hand. The Company, however, has no formal policy relating to the foregoing.

4. Government regimes

See Item 3.D –Risk Factors, Item 10.D – Exchange Controls and Item 10.E – Taxation for information on the governmental policies or factors that could materially affect the Company’s operations or investments made by US shareholders.

5. Other

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP , which differs in some respects from United States GAAP. Any differences in accounting principles as they pertain to the accompanying consolidated financial statements were insignificant except as described below.

(a)	Convertible Instrument with Beneficial Conversion Feature

Emerging Issues Task Force (“EITF”) issue No. 00-27 requires an imputed interest expense be recognised for convertible instruments with beneficial conversion features. The expense is calculated as the excess of (1) the fair value of the common shares issuable upon conversion over (2) the proportionate share of the carrying value of the convertible instrument allocated to those common shares based on their relative fair value compared to all instruments to be issued upon conversion.

On January 5, 2004, the Company issued convertible notes with a face value of $500,000. The notes were convertible into one unit at $1.15. Each unit consists of one common share and one warrant. At issuance, the fair value of the units exceeded the carrying value of the convertible notes. For US GAAP, the Company recognised $225,503 of imputed beneficial conversion interests costs.

(b)	Special Class Shares

Under US GAAP, the carrying value of Special Class shares should reflect the expected redemption value of the shares at the end of the period. Consequently, for the period ended December 31, 2003, an accretion expense of $5,732 was recognised to reflect an increase in the carrying value of the special class shares to their expected redemption value.

On November 12, 2003 the Special Class shareholders signed a conditional share exchange agreement. On January 5, 2004 the conditions of the exchange agreement were met, resulting in the issuance of one unit fo every 1.35 Special Class shares. Each unit consisted of one common share and one half-warrant in the Company. The 555,569 warrants were exercisable at a price of NZ$1.85 any time before January 5, 2004. Upon issuance of the units by the Company the fair value of the warrants were classified as a liability in accordance with SFAS 133 (see note 19(c)) with the residual of the Special Class share carrying value allocated to Paid in Capital.

(c)	Derivative Contracts

During the year the Company issued two series of share purchase warrants with exercise prices stated in New Zealand dollars. These warrants require physical settlement in common shares of the Company. The Company’s functional currency is in US dollars. Typically, contracts indexed to a company’s own stock do not meet the definition of a derivative. However, guidance provided by the Derivatives Implementation Group in Issue C8 states the difference between the currency of the stated exercise price and the functional currency gives rise to an embedded derivative. Furthermore, SFAS 133, Accounting for Derivative Instruments and Hedging Activity, provides that when an embedded derivative cannot be separated from its host contract, that contract must be treated as a derivative in its entirety. Accordingly, warrants with a stated exercise price in New Zealand dollars are considered derivatives for the purposes of US GAAP.

SFAS 133 requires that derivatives be recognised as an asset or liability and measured at fair value over their life. Changes in fair value are charged to net earnings. During the year the change in fair value of those contracts settled resulted in a net realised loss of $2,670,591 for the purposes of US GAAP. Warrants outstanding at 31 December 2004 must be recognised at their fair value with the change in fair value charged to the net earnings. Consequently, at December 31, 2004, a liability of $960,620 was recognised in relation to the fair value of unexercised warrants.

Upon settlement, the carrying value of the liability or asset is de-recognised and treated as paid-in capital.

(d)	Stock Based Compensation.

In 2002 the Company prospectively adopted CICA Handbook section 3870, Stock Based Compensation. This standard requires the Company to record a compensation expense over the vesting period of the options based on the fair value of the options at grant date. Upon exercise of the options, the value of expense previously recognised is reallocated from contributed surplus to share capital. Under Canadian GAAP a stock option compensation cost recovery of $11,450 was recognised for the period ended December 31, 2004 (2003; $143,312; 2002: $274,080).

For US GAAP, the Company has applied Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, to all stock options granted to employees. Under APB 25, the intrinsic value model is followed and compensation cost is recognised if the market price of the Company’s common shares exceeds the exercise price on the date of the grant. During 2001 the Company re-priced all outstanding options. The re-priced options are accounted for under variable accounting and compensation cost is recognised for the difference between the exercise price and the market price of the common shares until such time as the options are exercised, expired or forfeited. During 2002 the Company granted 300,000 performance options to employees. No compensation cost has been recognized for these options as the performance criteria have not yet been met. Compensation cost will be recognized if and when the performance criteria are met, based on the excess of market price over exercise price at that date.

For stock options issued to non-employees the Company has adopted SFAS 123, Share based payments, for US GAAP purposes. CICA section 3870 is consistent with the recommendations of SFAS 123. The additional compensation costs recognized under US GAAP for non-employees results from the revaluation of options granted prior to the date of adoption of the CICA section 3870.

In 2003 an amendment to the terms of Series A warrants was considered a grant of new warrants under SFAS 123. (refer to Note 9(d) of the Company’s 2004 Financial Statements). Consequently, compensation expense of $260,303 was recognised to reflect the amended terms of the warrants. The compensation expenses were calculated using the Black-Scholes pricing model with the following assumptions:

Expected dividend yield	0.00%
Expected price volatility	55.76%
Risk-free interest rate	1.28%
Expected life of option	1.04	years

The 2002 Common Stock and Warrant issuance expense of $778,750 comprised a discount on shares issued to insiders on September 12, 2002 and the fair value of warrants issued on the same date. The discount on the 1,250,000 common shares was calculated as the difference between the market value at the date of issue ($1.10) and the discounted share price ($0.80) and applied to the total number of shares issued. The fair value of each warrant is estimated using the Black-Scholes pricing model with the following assumptions:

Expected dividend yield	0.00%
Expected price volatility	55.76%
Risk-free interest rate	2.96%
Expected life of option	0.67	years

(e)	New Accounting Pronouncements

SFAS 123(R)

In 2004, FASB issued revised SFAS 123(R), Share-Based Payment. This amended statement eliminates the alternative to use Accounting Principles Board (“APB”) Opinion No. 25’s intrinsic value method of accounting, as was provided in the originally issued Statement 123. As a result, public entities are required to use the grant-date fair value of the award in measuring the cost of employee services received in exchange for an equity award of equity instruments. Compensation cost is required to be recognized over the requisite service period. For liability awards, entities are required to re-measure the fair value of the award at each reporting date up until the settlement date. Changes in fair value of liability awards during the requisite service period are required to be recognized as compensation cost over the vesting period. Compensation cost is not recognized for equity instruments for which employees do not render the requisite service. This amended statement is effective the beginning of the first interim or annual reporting period that begins on or after June 15, 2005. The Company is currently assessing the impact of this amendment.

SAB 106

In September 2004, the Securities and Exchange Commission issued Staff Accounting Bulletin 106 (“SAB 106”) regarding the application of FAS 143 by oil and gas producing entities that follow the full cost accounting method. SAB 106 states that after the adoption of FAS 143 the future cash flows associated with the settlement of asset retirement obligations that have been accrued on the balance sheet should be excluded from the computation of the present value of estimated future net revenues for purposes of the full cost ceiling test calculation. The company has not assessed the impact on the results of the ceiling test or depletion, depreciation and amortization calculations of not adopting SAB 106 in the fourth quarter of 2004. The company will adopt SAB 106 from 1 January 2005.

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

Depletion is calculated for producing properties by using the unit-of-production method based on proved reserves, before royalties, as determined by management of the Company, with the assistance of independent consultants. Sales or dispositions of oil and gas properties are credited to the respective cost centers and a gain or loss is recognized when all properties in a cost center have been disposed of, unless such sale or disposition significantly alters the relationship between capitalized costs and proved reserves of oil and gas attributable to the cost center. Costs of abandoned oil and gas properties are accounted for as adjustments of capitalized costs and written off to expense.

A ceiling test is applied to each proven cost center by comparing the net capitalized costs to the present value of the estimated future net revenues from production of proved reserves, net of the effects of future costs to develop and produce the proved reserves, plus the costs of unproved properties net of impairment. Any excess capitalized costs are written off to expense. The calculation of future net revenues is based upon prices, costs and regulations in effect at balance date.

The Company has included the asset retirement obligations in the capitalized cost of the full cost pool. The Company has also included in the calculation of the full-cost ceiling limitation the cash outflows that are needed to settle the recorded asset retirement obligations.

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

The Company had $85,550 (2003:$25,930) of depletion relating to its proven properties and $5,287,611 (2003: $908,433) of write downs relating to its proven and unproven properties in the year ended December 31, 2004 (refer to Note 4 of the Company’s 2004 Financial Statements for further detail)

Stock Options

The Company has recognized stock based compensation expense based on the following:

All stock option based awards granted on or after January 1, 2002 are measured and recognized in the consolidated financial statements using a fair value based method. Fair value is calculated using the Black-Scholes option-pricing model and the compensation cost is amortized over the vesting period. Compensation associated with unvested options is remeasured on each balance sheet date using the Black Scholes option pricing model.

The Company measures compensation expense for the options where there has been a substantive change or modification to such options on each balance sheet date.

This has resulted in a stock option compensation cost recovery of $11,450 being recorded in these financial statements for the 2004 year. Further details are discussed in A. 5.b. above

B. Liquidity and Capital Resources

1. Liquidity

The Company may raise additional capital from outside sources, or to farm-out capital expenditures, or to reschedule and defer commitments to meet it’s work program. The Company relies on its ability to raise additional capital through the issuance of common shares, which has a dilutive effect on the Company's shareholders. In the event that the Company chooses to raise additional funding, the Company cannot give assurance that it will be able to secure outside sources of capital in an amount that is sufficient for it to undertake its work programs. The Company may utilize loan funding as an alternative source of funding if this can be achieved in terms that are beneficial to the Company.

The Company had cash and short-term deposits of $11,187,924 at December 31, 2004 compared to $2,234,287 as of December 31, 2003 (2002; $1,292,827). Working capital as at December 31, 2004 was $11,832,438 versus $1,767,967 for December 31, 2003 (2002; 1,774,680). The improvement in the Companys cash and working capital position is attributable to financing activities which included the issue of shares and associated warrants to the public in New Zealand. Funds were also received from the exercise and conversion of various warrants, and options. (refer to Note 9 of the Company’s 2004 Financial Statements for further detail)

The Company used cash of $65,065 in operating activities during the year ended December 31, 2004 compared to cash used in operating activities of $2,646,115 in 2003 (2002; cash used of $734,463). $162,894 was used for purchases of property and equipment compared to $20,028 in 2003 (2002; $11,259) and $2,395,754 was expended on the Company’s exploration activities versus $2,147,426 for the year ended December 31, 2003 (2002; $2,313,445).

No cash was provided from the sale of licences for the year ended December 31, 2004 compared to cash provided from the sale of PMP38148 of $5,000,000 in 2003 ($198,299 in 2002). A gain on sale was recorded in respect to this sale following the reduction of the proven cost pool carrying value to $nil.

Financing activities raised $11,625,433 for the year ended December 31, 2004 compared to $535,442 for 2003 and $1,000,000 for 2001. The funds raised were attributable to financing activities as follows:

-	public fund raising in New Zealand which raised $5,217,992 (before costs of $408,083) through the issue of 4 million common shares
-	issue of 2 convertible notes raised $500,000
-
the conversion of warrants (New Zealand public float warrants, New Zealand special class warrants, Series A warrants, warrants issued on the conversion of the convertible notes and previously issued warrants) raised $5,719,941

-	the exercise of share options raised $187,500

No amounts were due or payable to related parties (2003: $52,065 received and 2002: $23,670 paid).

The net effect of the above noted transactions was an increase of cash of $8,953,637 for the year ended December 31, 2004 compared to an increase of $941,460 for the 2003 year (2002; decrease of $1,989,180).

The Company’s working capital had decreased by $823,091 to $11,009,347 at the end of March 2005. The decrease was primarily attributable to cash used on oil and gas property expenditure ($1,928,950) offset by proceeds from the exercise of warrants ($1,116,175), an increase in accounts receivable of $438,478 offset by a decrease in prepaid expenses ($320,778).

2. Capital Resources

The Company's capital resources have historically been comprised primarily of private investors, including members of management, who are either existing contacts of the Company's management or who come to the attention of the Company through personal and business contacts, financial institutions and other intermediaries. The 2004 New Zealand Initial Public Offering introduced approximately 600 new shareholders to the Company. Conventional bank financing of exploration projects is generally unavailable to resource companies which are in the exploration stage, in the absence of significant producing properties that can be used as collateral. The Company’s previously producing property (PMP 38148) was of too small a scale to be used for such purpose. The Company's access to capital is always dependent upon general financial market conditions, especially those that pertain to venture capital situations such as oil and gas exploration companies.

As at the date of this filing, the Company has no binding agreements with management, investors, shareholders or anyone else respecting additional financing.

Due to the speculative nature of the Company’s business and its limited revenue generating assets, potential investors are generally limited to those willing to accept a high degree of risk. Therefore the numbers of outside sources of capital for the Company are somewhat limited. Other than the foregoing, there are no other trends in the nature of its capital resources that could be considered predictable.

3. Capital Commitments

Plan of Operations

At December 31 2004 the Company has the following material work obligations within the year ending December 31, 2005:

Property	Description of Work	US$	Source of Funds

PPL 235	Well	7,500,000	Working capital/farm out
PEP38480	Seismic/permit maintenance/G&G	416,571	Working capital
PEP38330	Well/permit maintenance/G&G	377,641	Working capital
PEP38741	Well/permit maintenance/G&G	323,550	Working capital
PEP38748	Well/permit maintenance/G&G	269,625	Working capital
PEP38746	Seismic/permit maintenance/G&G	193,052	Working capital
PMP38153	Permit maintenance/G&G	169,864	Working capital
PEP38258	Seismic/permit maintenance/G&G	134,813	Working capital

These estimates have been revised as at May 31, 2005, and the amended work obligations are as follows:

Property	Description of Work	US$	Source of Funds
PPL235 (1)	Well	875,000	Working capital
PEP38738(D)	Drilling/fracture/permit maintenance	722,381	Working capital/test revenue
PEP38716	Well	674,750	Working capital
PEP38741	Well/permit maintenance	413,231	Working capital
PEP38738(S)	Permit maintenance/G&G	305,588	Working capital/test revenue
PEP38753	Seismic/permit maintenance/G&G	217,290	Working capital
PEP38256	Permit maintenance/G&G	170,164	Working capital
PMP38153	Permit maintenance/G&G	107,475	Working capital
PEP38492	Permit maintenance/G&G	93,513	Working capital

(1)	A farm-out arrangement has been entered into in respect to PPL235 which results in the farmee funding the first $6 million of expenditure.

In addition to the above required work programs, the Company is planning to carry out, but no firm commitment exists, the following significant projects during fiscal 2005:

Anticipated Planned Work Before December 31, 2005
(As at May 31, 2005)

Property	Description of Work	($)	Source of funds

Undeveloped
PEP38480	Seismic	700,000	Working capital/farm-out
PEP38738S	Facilities upgrade	638,750	Working capital/test revenue

Total Planned Program		1,338,750

In addition to the above significant expenditures planned subsequent to May 2005, the Company anticipates various minor expenditures on geology and geophysics desk and field studies in various permits as work plans are further developed.

For the 5 months to May 31, 2005, the Company has successfully funded its projects from working capital , test production revenues and the exercise of options. The Company intends to continue to investigate the possibility of funding expenditure through farmouts to other exploration companies and/or by raising additional capital by private placement or public investment. If such funding does not become available as appropriate, the Company intends to seek deferral of projects until such time as funding is available. If none of these options are possible, the Company would then be required to relinquish certain properties without financial penalty.

C. Research and development, patents and licenses

Not applicable

D. Trend Information

Significant trend information since the latest financial year:

The most important trend for the Company is production and sales of oil. Trends which are also important are oil prices and exchange rates. Oil revenue is subject to international prices, based in US$, therefore NZ$/US$ exchange rate fluctuations affect the Company’s NZ$ cash reserves.

Oil sales revenue arising from test production in the 2004 fiscal year has been offset against Property & Equipment in accordance with Canadian GAAP.

Oil sales, prices and closing exchange rates for the months subsequent to December 31, 2004 are:

Month	Production	Sales	Oil Price	Revenue	Exchange
	BBLs	BBLs	US$	US$	(NZ/US$)

January 2005	1,257	1,257	42.16	$53,012	0.7501
February 2005	2,698	2,698	51.22	$138,209	0.7283
March 2005	2,858	2,858	48.86	$139,643	0.7400
April 2005	2,895	2,895	43.67	$126,431	0.7174

All revenue in the table above arises from test production and will be offset against Property & Equipment in accordance with Canadian GAAP.

E. Off-Balance Sheet Arrangements

The Company has off-balance sheet arrangements in the form of “farm-in” arrangements, whereby a third party will take part share of a permit for a premium to recognize the work previously undertaken. This is one of the options that the Company has available to meet exploration permit commitments. See item 5.B.1. – Liquidity.

Two material “farm-in” arrangements were entered into during the reporting period. See item 4 – Important Events.

A British public unlisted company, Rift Oil PLC, farmed-in PPL235 (Papua New Guinea) and committed to fund the first $6million of expenditure on the Douglas-1 well. In consideration Rift Oil PLC acquired a 65% equity interest in respect of PPL 235.

Genesis Power, a New Zealand State Owned Enterprise farmed-in to PEP38738D in the onshore Taranaki Basin, New Zealand and in return agreed to fund the first NZ$15million (approx $10 million) of drilling costs and will fund a certain amount of the flow-testing of the Cardiff-2 appraisal well. In consideration Genesis acquired a 40% equity interest in respect of the deep petroleum rights in PEP38738D, and associated rights, if Genesis choose to exercise the rights, to purchase all gas for certain fixed and market prices.

F. Tabular Disclosure of Contractual Obligations

As at December 31, 2004, the Company has the following contractual obligations for Capital Expenditure:

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long Term Debt	0	0	0	0	0
Capital Lease Obligations	0	0	0	0	0
Operating Leases	10,070	10,070	0	0	0
Purchase Obligations	0	0	0	0	0
Other Long Term Obligations	10,945,977	9,621,192 (1)	0	0	1,324,785 (2)
Total Contractual Obligations	10,956,047	9,631,262	0	0	1,324,785

(1) Other Long Term Obligations that the Company has are in respect to the Company’s share of expected exploration permit obligations.
(2) Other Long Term Obligations classified as 'After 5 years’ is in respect to Prepaid gas revenue. The contractual agreement underlying the Prepaid gas revenue expires in 2013 but the obligations could arise earlier than this depending upon gas discoveries and commercial arrangements entered in respect to them. (refer to Note 13 of the Company’s 2004 Financial Statements for further detail)

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

The names, municipality of residence and position held of the directors and senior management of the Company are as follows:

Name	Residence	Date of Birth	Position Held

David Newman [1] [2]	Wanganui,	July 23, 1943	Chairman of the Board,
	New Zealand		Director

Ronald Bertuzzi [1] [3]	Vancouver	August 7, 1937	Director
B.C., Canada

Bernhard Zinkhofer	Richmond,	May 4, 1955	Director
B.C., Canada

Garth Johnson [2] [4]	Vancouver,	September 12, 1972	Director
B.C., Canada

Peter Tapper [1] [2]	Auckland,	August 23, 1932	Director
New Zealand

Dr. David Bennett	Wellington,	March 4, 1946	President,
	New Zealand		Chief Executive Officer
Director [5]

Jeanette Watson	Wellington,	July 27, 1963	Corporate Secretary
New Zealand

Jenni Lean [6]	Wellington,	January 26, 1951	Commercial Manager
New Zealand

Dr. Terry Russell	Wellington,	July 15, 1948	Exploration Manager
New Zealand

Nigel Robinson [7]	Wellington,	August 20, 1969	Chief Financial Officer
New Zealand

Bruce McGregor [8]	Wellington,	February 17, 1960	Chief Financial Officer
New Zealand

[1]	Current member of audit committee

[2]	Current member of remuneration committee
[3]	Appointed to audit committee on November 8, 2004
[4]	Resigned from audit committee on November 8, 2004
[5]	Appointed to the Board June 25, 2004
[6]	Resigned as an officer of the Company effective January 29, 2005
[7]	Resigned effective April 25, 2005
[8]	Appointed effective April 25, 2005.

Mr. David Newman

Mr. Newman was appointed to the Board in September 2003. Mr. Newman is a Chartered Accountant and formerly Chief Executive Officer of the Institute of Directors in New Zealand. He previously had a 22 year career with British Petroleum, culminating in four years as Chief Executive and Managing Director of BP New Zealand Limited (1990 - 1994). During his career with BP, Mr. Newman served as CFO of BP Oil South Africa, and as CEO of BP New Zealand was direct supervisor for the company’s CFO. Previously, he was 10 years with Deloittes, and Ernst & Young, in New Zealand and in the United Kingdom, including 5 years as an audit manger. He has served as audit committee chairman for a number of New Zealand public issuers and other significant companies.

Mr. Newman’s current directorships include Chairman of Infratil Limited (director since February 1994), of Finmedia Limited (director since December 1999) and of Wellington International Airport Limited (director since December 1998). Mr. Newman is also a member of the Board of Guardians of the New Zealand Superannuation Fund and a director of Infratil Airport Holdings Limited. Mr. Newman’s past directorships have included Chairman of Norwich Union and State Insurance Group in New Zealand, Chairman of the NZ Refining Company Limited, member of the advisory board of BP Australia, and a director of New Zealand Post Limited.

Mr. Peter Tapper

Mr. Tapper was appointed to the Board in September 2003. Mr. Tapper has an honours degree in Civil Engineering from the University of Auckland, New Zealand and he has had a career in the oil and gas industry, working for Royal Dutch Shell for 34 years (1956-1990). Mr. Tapper’s career included a large number of overseas postings, working in Holland, Brunei, Indonesia, USA, Qatar and Australia, and he is widely recognised for his extensive experience and expertise in offshore and large condensate fields, LNG production and export. While employed by Shell, Mr. Tapper held senior management positions, which included Deputy Managing Director (and Technical Director) of Shell Brunei, and (on secondment from Shell) Executive General Manager of Woodside Offshore Petroleum (the operator of the North West Shelf Project, a joint venture between Shell, BP Chevron, BHP, Mitsubishi and Mitsui, and Woodside).

Mr. Tapper’s past directorships have included various Shell and Woodside companies, Chairman of Mermaid Port and Marine Services, the Dawson Group, and Chairman of Coplex Resources Limited. He is a Fellow of the Institute of Engineers (Aust), a Fellow of the Energy Institute (UK), a Chartered Engineer (UK), Member of the Institution of Civil Engineers (UK) and a Member of the Institute of Professional Engineers of New Zealand.

Mr. Ronald Bertuzzi

Mr. Bertuzzi was a member of the board of directors from October 2, 1992 to October 30, 1996 and was reappointed in March 1998. Mr. Bertuzzi received a Bachelor of Economics from the University of British Columbia in 1965 and has worked in the medical sales and product development industries since that time. He has now retired but for the 10 years previous, Mr. Bertuzzi was a sales manager with El Rad Services of Vancouver, B.C. in Canada.

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

Mr. Zinkhofer also serves or has served as a director of Trans-Orient Petroleum Ltd (1997-2003), TAG Oil Ltd. (1997 – 2003), Strategic Technologies Inc. (1995 to present), Helijet International Corp. (1996 - 2004), Foran Mining Corp. (1997 – 2000), Caliente Capital Corp. (1999 – 2003), Verida Internet Corp. (1999 – 2001) and Arrabbiata Capital Corp. (2002 - 2004).

Mr.Garth Johnson

Mr. Johnson was appointed as a director of the Company in May 2003. Mr. Johnson started working with the Company and its associated companies in 1997 as the Corporate Accountant. Mr. Johnson has been engaged in the administration of private and public businesses since 1994 and he provides the Company with extensive experience in finance, accounting and regulatory reporting for international oil and gas companies. Mr. Johnson is a Certified General Accountant.

Mr. Johnson is also a Board member, CFO and Corporate Secretary of TAG Oil Ltd., and is a former Treasurer and Corporate Secretary of Gondwana Energy Ltd., and former CFO director and Corporate Secretary of Trans-Orient Petroleum Ltd. Mr. Johnson is an employee of DLJ Management Ltd. which provides services to the Company.

Dr. David Bennett

Dr. Bennett has over 35 years exploration experience, together with various research posts. He joined the Company in 1996, subsequently becoming Chief Executive Officer, President and a director in October 1996. He accommodated the addition of Messrs Newman and Tapper to the Board by resigning as a director of the Company in September 2003 but remained its President. He was re-appointed to the Board on June 25, 2004. Dr. Bennett received a Bachelor of Arts (Natural Sciences) from Cambridge University in 1968 and a Master of Science in Exploration Geophysics from the University of Leeds in 1969. In 1973, Dr. Bennett received his doctorate in Geophysics from the Australian National University and from 1973 to 1975 conducted postdoctoral research at the University of Texas (Dallas). From 1975 to 1977, Dr. Bennett was a post-doctoral fellow and lecturer at the Victoria University of Wellington, New Zealand. From 1977 to 1982, Dr. Bennett was employed by the Department of Scientific and Industrial Research, Government of New Zealand and from 1982 to 1994 was employed as geophysicist, exploration manager and finally general manager by New Zealand Oil and Gas Ltd. Dr. Bennett was an independent consultant from 1994 to 1996 when he joined the Issuer and other associated companies.

Dr. Bennett was formerly President and a director of Trans-Orient Petroleum Ltd. (1997-2001), a director of Durum Cons. Energy Corp. (since re-named TAG Oil Ltd.) (1997-2001) and AMG Oil Ltd. (1998-2003)

Ms Jeanette Watson

Ms. Watson was appointed as Company Secretary in 2000. Ms Watson has a B.Sc. (Geology) and an LLB from Victoria University in Wellington, New Zealand and is qualified as a lawyer. She has practised commercial and corporate law (1986 to 1989 and 1992 to 2000) at Rudd Watts & Stone (now called Minter Ellison Rudd Watts) at their Wellington office, and in the United Kingdom, at Slaughter and May (from 1989 to 1991). Ms Watson spends approximately 40% of her total work time on behalf of the Company.

Dr. Terry Russell

Dr. Russell has a B.Sc (Hons) from Victoria University in Wellington, New Zealand and a PhD from the University of New England, New South Wales. He has over 25 years experience in oil and gas exploration, principally working with junior oil explorers. Dr. Russell joined the Company as Exploration Manager in 2002. Prior to joining the Company, he most recently worked for the Australian-based Bligh Oil & Minerals NL where he was responsible for managing Bligh's operated and non-operated permits in New Zealand and Tunisia. Dr. Russell has worked on exploration and/or development projects in New Zealand, Australia, the United States, Argentina and Tunisia. He has extensive experience in the development of exploration plays and prospect generation; seismic and drilling operations; and government liaison, project and joint venture management.

Ms Jenni Lean

Ms Lean has a B.Sc. and MBA from Victoria University in Wellington, New Zealand. She has experience as a computer programmer at the Australian National University in Canberra, taught mathematics and science in Wellington and has worked in the strategic planning division at New Zealand’s government science research body. She has been Executive Officer for New Zealand’s rural consultants body and an integral part of a forestry trading group in New Zealand. Since 1995 she has been involved with the Company as part of the senior management team, previously as Commercial Manager and currently as a contractor to the Company. Ms Lean’s spouse, Dr. Bennett, is the Company’s Chief Executive Officer.

Mr. Nigel Robinson

Mr. Robinson has a B.Com (Accounting) from Otago University in Dunedin, New Zealand and is a Chartered Accountant member of the Institute of Chartered Accountants of New Zealand. He joined the Company in September 2003 and was appointed Chief Financial Officer December 1, 2003. He resigned from this position effective April 25, 2005. He has expertise in corporate reporting/accounting and business processes. Mr. Robinson has been a fishery officer, investigating accountant for the Ministry of Agriculture and Fisheries, assistant financial accountant, internal auditor, general accounting manager and external auditor. He has been involved in the down stream operations of the oil industry with roles as internal auditor and general accounting manager with Caltex New Zealand Limited, a Chevron/Texaco subsidiary.

Mr. Bruce McGregor

Mr. McGregor is a Chartered Accountant, a member of the Institute of Chartered Accountants of New Zealand and a member of the Institute of Directors in New Zealand. He joined the company as Chief Financial Officer in April 2005. He has previously worked for Methanex New Zealand and Fletcher Challenge Energy in various accounting, finance and commercial roles. Prior to joining the Company, Mr. McGregor worked for Shell (Petroleum Mining) Company, a member of the Royal Dutch Shell Group, as Finance Manager.

Events Subsequent to December 31, 2004

On April 25, 2005, Mr. Robinson resigned as CFO of the Company and was replaced by Mr. Bruce McGregor.

On January 29, 2005, Ms Jenni Lean resigned as Commercial Manager of the Company and remains as a contractor to the Company. No appointment to the position of Commercial Manager has been made.

B. Compensation

The following table sets forth the aggregate compensation paid by the Company for services rendered during the last full financial year indicated, reported as at December 31, 2004:

SUMMARY COMPENSATION TABLE

							Beneficial
Name and	Compensation		Securities Under Option [1][2]				Ownership [2]
Position with Company	Salary	Other	Number of	Exercise		Expiry Date		%
	($)	($)	Options	Price			Number	Owned

Dr. David Bennett
President, Chief	$223,373	$Nil [3]	400,000	$1.00	[4]	Jul 6, 2005	821,768	4.28%
Executive Officer			200,000	$1.00	[5]	Jul 6, 2005	[7]
			300,000	$1.00	[6]	Oct 15, 2007

David Newman
Chairman, Director	$Nil	[8]	25,000	$1.25	[9]	Oct 15,2008	[10]

Ronald Bertuzzi
Director	$Nil	[8]	25,000	$1.25	[4]	Jul 6, 2005	38,358	0.21%

Bernhard Zinkhofer
Director	$Nil	$Nil [3][8]	75,000	$1.25	[9]	Mar 26, 2006	[10]

Garth Johnson
Director	$Nil	[3][8]	10,000	$1.25	[4]	Jul 6, 2005	[10]
			10,000	$1.25	[11]	Jun 25, 2009

Peter Tapper
Director	$Nil	[8]	25,000	$1.25	[9]	Oct 15,2008	[10]

Jeanette Watson
Corporate Secretary	$Nil	$73,368	Nil				[10]
		[12]

Dr. Terry Russell
Exploration Manager	$145,992	$Nil	Nil				[10]

Nigel Robinson [13]
Chief Financial Officer	$50,944	$Nil	Nil				[10]

Bruce McGregor [14]	$Nil	$Nil	Nil				Nil
Chief Financial Officer

Jenni Lean [15]
Commercial Manager	$Nil	$39,438	Nil				821,768	4.28%
		[3][12]					[7]

[1]	Each option was granted without purchase price and entitles the holder to the issue of one common share, upon payment of the exercise price. All options have an expiry period of 5 years
[2]
Common shares and common shares under vested options or exercisable warrants held directly or indirectly by directors or officers of the Company, as at June 17, 2005. Percentage calculated as a percentage of common shares issued

[3]	During the fiscal reporting period, certain further amounts were received – for details, see the disclosures at Item 7.B – Related Party Transactions
[4]
Options were granted on October 15, 2002, under substantially the same terms as the vesting options agreement of July 6, 2000, except that all vestings were accelerated to be completed by April 15, 2005

[5]	Stock Options not subject to vesting provisions
[6]	Vesting of Stock Options subject to performance measurement
[7]	David Bennett and Jenni Lean are spouses, so each individual’s options and shareholdings are aggregated with the others in calculating beneficial holdings

[8]	Individual amounts are not required to be disclosed by the Company’s home jurisdiction
[9]	Stock Options vest over a period of 18 months
[10]	Common shares and common shares under vested options or exercisable warrants beneficially owned is less than one percent of total common shares
[11]	Stock Options vest over a period of 3 years
[12]	Ms Lean and Ms Watson are contractors to the Company, not employees, and therefore do not receive salary payments
[13]	Mr. Robinson resigned with effect from April 25, 2005
[14]	Mr. McGregor was appointed with effect from April 25, 2005
[15]	Ms Lean resigned as an officer of the Company with effect from January 29, 2005

Compensation of Directors

The Chairman (if non-executive) receives $25,000 per year, the chairman of the audit committee receives $20,000 per year and each other non-executive director (except Mr. Zinkhofer) receives $5000 to $7,500 per year. In fiscal 2004, the total amount paid to directors was $58,954.

Stock Options

In fiscal 2004, 170,000 shares were granted to senior managers of the Company pursuant to exercises of incentive stock options (20,000 at an exercise price of $1.25; 150,000 at $1.00) .

10,000 options were granted to Mr. Johnson as approved by the directors on February 13, 2004, with an effective date of June 25, 2004, after approval of the Share Option Plan at the 2004 AGM. These were the only options granted by the Company during fiscal 2004. The exercise price is $1.25. The expiration date of the options is June 25, 2009.

Indemnification of Directors and Officers

The Company has taken out liability insurance to cover Directors and Officers in the performance of their duties.

To date, no agreements to contractually provide indemnities have been executed or delivered.

C. Board practices

1. Term of office

All directors have a term of office expiring at the next annual general meeting of the Company, but are eligible for re-election, unless a director's office is earlier vacated in accordance with the Company’s By-laws or the provisions of the Business Corporations Act (Yukon). All officers have a term of office lasting until their resignation or their replacement by the board of directors.

Name	Period served in position
(as at June 17, 2005)
DIRECTORS
David Newman	2 years
Ronald Bertuzzi	7 years
Bernhard Zinkhofer	4 years
Garth Johnson	2 years
Peter Tapper	2 years
Dr. David Bennett	1 year

OFFICERS
Dr. David Bennett	9 years
Jeanette Watson	5 years
Dr. Terry Russell	2 years
Bruce McGregor	2 months

2.	Directors’ service contracts

No director has a contract that provides for any benefits upon termination of his/her service as a director.

The Company has a management agreement with a subsidiary, Austral Pacific Energy (NZ) Limited, which company has an employment agreement with Dr. David Bennett, to manage all the Company’s operations and its affiliates, including providing to the Company the services of Dr. Bennett as CEO and President. The severance terms of that employment agreement provide that, upon termination without cause, he will be paid two months severance for each year of service since October 1997 (limited to a maximum of 24 months’ pay) and six months severance in lieu of equivalent notice.

3.	Audit and remuneration committees

List of Audit Committee members as at June 17, 2005:
Peter Tapper
David Newman
Ron Bertuzzi

List of Remuneration Committee members as at June 17, 2005:
David Newman
Garth Johnson
Peter Tapper

The Board adopted an Audit Committee Charter on April 24, 2004 (amended on November 8, 2004)  governing the conduct of the audit committee, and adopted procedures for receiving and dealing with  accounting complaints on November 8, 2004. The Audit Committee monitors the veracity of the financial  and regulatory reports produced by the Company, and the controls that are in place to ensure the  opportunities for fraud or material error in the financial statements of the Company are minimised. The  Charter which sets out the committee’s responsibilities, procedures for communication with the auditor,  and against which the committee’s performance is measured.

The Board of Directors established a remuneration committee in April 2004. This committee currently consists of Mr. Newman (Committee Chair), Mr. Johnson and Mr. Tapper. Dr. Bennett, who was then, and remains, CEO of the Company, was a member of the committee from April 2004 until his replacement on the committee by an independent director, Mr. Tapper, on November 8, 2004. The Board established terms of reference for the remuneration committee on June 25, 2004. Directors and officers’ remuneration must be considered by the remuneration committee. The remuneration committee also approves grants of incentive stock options to management and other service providers, under the criteria of the 2004 Share Option Plan and the policy adopted by the Board. Any variation from the policy or the Plan rules, and all options granted to directors, must be approved by the dis-interested directors, of the full Board.

D. Employees

As of December 31, 2004, the Company employed seven people full time in its Wellington, New Zealand office. The persons employed in the Wellington office are the president/chief executive officer and six persons occupied with technical support, company and joint venture accounting, financial reporting, and office management. In addition, another two persons were employed in the 2004 year on a part time basis to assist in technical and administrative support.

In addition to the foregoing, the Company also receives technical and administrative services from a number of contractors and consultants.

E. Share Ownership

Share ownership and stock options granted and outstanding to officers and directors of the Company are outlined in the table in Item 6.B - Compensation.

The Company established a share option plan for the granting of options to employees and service providers, which plan was approved by shareholders on June 25, 2004 at the AGM, and accepted by the TSX-V. The Plan was attached as an Exhibit to the Company’s Form 20-F filing in 2004. The Plan provides for the Board to issue non-assignable, non-transferable options, with a term of up to 5 years, terminating within 90 days after the optionee ceases to be associated with the Company, at an exercise price not less than the TSX-V specified Discounted Market Price, such options vest over 3 years.

Stock options granted before this Plan was put in place were issued at exercise prices determined by the Board of Directors, with options vesting over 18 months. These options are non-transferable, non-assignable with a term of 5 years, terminating 45 days after the optionee ceases to be associated with the Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED TRANSACTIONS

A. Major shareholders

1.	Beneficial Holders of More Than Five Percent of Outstanding Shares

To the knowledge of the Company or ascertained from public filings, the only persons holding, directly or indirectly, five percent or more of the Company's Common Stock and rights to acquire stock within 60 days, are listed below (as of June 17, 2005) [update final draft]:

Beneficial Owner	Number of Shares and Rights	Percent of Class
Mr. P Loretto [1]	2,210,790	11.88%
Mr. A Guidi [2]	1,560,591	8.39%
Trans-Orient Petroleum Ltd.[3]	1,414,940	7.60%
Exploration Capital Partners Ltd	1,015,196	5.45%

[1]
Mr. Loretto is a former director of the Company, and the President, CEO and a director of Trans- Orient Petroleum Ltd. Mr. Loretto is also a principal shareholder of Trans-Orient Petroleum Ltd and as such all holdings disclosed in relation to Trans-Orient Petroleum Ltd are also included in Mr. Loretto’s holdings.

[2]	Mr. Guidi is a former director of the Company.
[3]
Trans-Orient Petroleum Ltd (“Trans-Orient”) is a public company traded on the OTC Bulletin Board in the United States. Mr. Zinkhofer and Dr. Bennett (directors of the Company) are former directors of Trans-Orient Petroleum Ltd. Mr. Johnson previously served as CFO, Corporate Secretary and a director of Trans-Orient Petroleum Ltd.

To the knowledge of the Company, there have been no significant changes in percentage share  ownership held by any major shareholders, during the last three years, other than the transfer of control of  Trans-Orient Petroleum Ltd. from Mr. Guidi to Mr. Loretto in November 2003, thereby transferring  beneficial interest in Trans-Orient’s holdings in the Company from Mr. Guidi to Mr. Loretto, and the  acquisition by Exploration Capital Partners Limited Partnership of more than 5% of the capital of the  Company during 2004. The Company’s major shareholders do not have different voting rights.

2. Host country shareholders

To the knowledge of the Company, 4,324,637 common shares are held by 1002 registered shareholders in the United States representing 23.24 per cent of the total common shares outstanding as at June 16, 2005.

3. Controlling shareholders

Mr. Peter Loretto, a resident of Canada, directly and via his controlling position in Trans-Orient Petroleum Ltd, controls an undiluted 11.88% shareholding in the Company.

To the knowledge of the Company, the Company is not directly or indirectly owned or controlled by another corporation, foreign government or person.

4. Arrangements affecting shareholdings

To the knowledge of the Company, there have been no transfers or issuances of common shares of the Company which have materially affected control of the Company since the last Annual General Meeting of the Members of the Company held on June 8, 2005, and there are no other arrangements known to the Company the operation of which may at a subsequent date result in a change of control of the Company, other than the issue of shares upon the exercise of warrants disclosed in the Company’s filings in fiscal 2004.

B. Related party transactions

During 2004, the Company incurred $223,373 (2003: $197,165; 2002: $152,177) in remuneration to the President of the Company and $37,553 (2003: $32,741; 2002: $24,245) in rent to a trust in which the President of the Company is a trustee. Also during 2004, $33,718 (2003: $111,634; 2002: $104,179) was paid to the President of the Company’s spouse, in her role as Commercial Manager.

Other directors received a total remuneration of $58,954 during 2004. (2003:$20,986; 2002:$12,001).

During 2004 the Company paid a law firm in which a Director is a partner, $81,771 (2003: $95,980; 2002: $16,490) for legal services.

The Company also paid a company that employs a Director, $18,000 (2003: $9,454; 2002: $Nil) for financial services.

Interests in some petroleum properties have been acquired in conjunction with, or from, or interests sold to, Trans-Orient Petroleum Ltd. and TAG Oil Ltd., which have common or connected management, and certain common principal shareholders. Certain of the directors of the Company are or were directors and/or officers of these other corporations, or of other corporations engaged in the petroleum exploration and development industry.

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the consideration established and agreed to by the related parties.

C. Interests of experts and counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Consolidated financial statements for the 12 months ended December 31, 2004 are provided under PART III. Item 17. Financial Statements.

There are no material legal proceedings to which the Company is subject or which are anticipated or threatened. Previously the Company was subject to proceedings as detailed in Note 8 d) to the Company’s Financial Statements (Item 17).

The Company has never paid dividends to shareholders nor is there a policy in place to do so. All cash flow derived by the Company is re-invested in oil and gas exploration and development.

B. Significant Changes

No significant changes material to the Company’s business have occurred since the date of the annual financial statements, except as disclosed in Note 15-Subsequent Events to the Company’s Financial Statements (Item 17) and in Items 4.A.4 Important Events and 4.D Property, Plants and Equipment.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

1, 2 & 3. Not Applicable

4.	Price History of the Stock

Summary trading by year, in United States dollars per share, for the five most recently completed fiscal periods ending December 31, 2004:

Year	OTCBB (1)(2)(6)	OTCBB	NZSX (2)(4)	NZSX	TSX-V (2)(5)	TSX-V	AMEX (2)(6)	AMEX
	High	Low	High	Low	High	Low	High	Low

2000 (3)	4.75	0.63	3.75	2.45	No trades		No trades
2001 (3)	2.75	0.71	1.55	1.55	No trades		No trades
2002	1.50	0.63	No trades		No trades		No trades
2003	1.55	0.35	No trades		No trades		No trades
2004	3.40	1.30	3.28	1.35	3.38	1.32	No trades

Summary trading by quarter for the two most recently competed fiscal periods ending December 31, 2004:

Year/ Quarter	OTCBB (1)(2)(6)	OTCBB	NZSX (2)(4)	NZSX	TSX-V (2)(5)	TSX-V	AMEX (2)(6)	AMEX
	High	Low	High	Low	High	Low	High	Low

2003
Quarter 1	1.02	0.35	No trades		No trades		No trades
Quarter 2	1.02	0.55	No trades		No trades		No trades
Quarter 3	1.20	0.78	No trades		No trades		No trades
Quarter 4	1.55	0.81	No trades		No trades		No trades

2004
Quarter 1	2.40	1.30	1.79	1.34	2.41	1.32	No trades
Quarter 2	2.68	1.75	2.41	1.60	2.71	1.72	No trades
Quarter 3	2.60	1.95	2.67	2.05	2.56	1.93	No trades
Quarter 4	3.40	2.68	3.28	2.66	3.38	2.81	No trades

2005
Quarter 1	3.80	2.70	3.57	2.87	3.77	2.64	No trades

Summary trading for the six most recently completed months ending May 31, 2005

Month	OTCBB (1)(2)(6)	OTCBB	NZSX (2)(4)	NZSX	TSX-V (2)(5)	TSX-V	AMEX (2)(6)	AMEX
	High	Low	High	Low	High	Low	High	Low

Dec 2004	3.15	2.78	3.14	2.66	3.24	2.81	No trades
Jan 2005	3.00	2.70	3.09	2.87	2.92	2.64	No trades
Feb 2005	3.40	2.80	3.29	2.93	3.35	2.72	No trades
Mar 2005	3.80	2.76	3.57	3.11	3.77	2.86	No trades
Apr 2005	3.30	2.85	3.20	3.04	3.25	2.80	3.30	2.85
May 2005	no trades	no trades	3.27	3.13	3.51	2.83	3.47	2.86

(1)	OTCBB quotations may reflect interdealer prices, without retail markup, markdown or commission and may not necessarily reflect actual transactions.
(2)
All OTCBB and AMEX quotes are from www.amex.com. All TSX-V prices are from www.tsx.com and NZSX (listed) prices are from www.finance.yahoo.com. All NZSE Unlisted trades prices are from www.directbroking.co.nz. Quoted prices are closing prices.

(3)	The Company implemented a 5 for 1 share consolidation, with effect from July 23, 2001. The market prices quoted above have been restated to reflect this consolidation.
(4)	The Company was listed on the NZSX’s unlisted market board until the end of 2003. From January 6, 2004, the Company was quoted on the NZSX main board.
(5)	The Company listed on the TSX-V from January 2, 2004.
(6)	The Company listed on the AMEX from April 18, 2005, and de-listed from the OTC-BB at that time.

B. Plan of Distribution

Not applicable

C. Markets

The authorised capital of the Company consists of an unlimited number of Common Shares without par value, of which 18,611,453 Common Shares are issued as of June 17, 2005.

The Company is listed on the TSX-V and the NZSX under the symbol “APX”, and, from April 18, 2005, on the AMEX under the symbol “AEN”.

D., E. & F. Not applicable

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable

B. Memorandum and Articles of association

The Articles of Association were previously filed with Form 10-12G for the Year Ended December 31, 1997, dated April 8, 1998. At a special general meeting of the shareholders on December 31, 2003, the Company adopted a new form of Bylaws, which were filed with Form 20-F, filed for the year ended December 31, 2003.

On April 15, 2005, the Board of Directors resolved to amend the Company’s By-laws and that the amendments would take effect from the end of the 2005 AGM, if they were confirmed by the shareholders by ordinary resolution. The resolution was so passed. The main change is the establishment of a one-third quorum requirement, as required by AMEX rules. The previous quorum for shareholder meetings required only two shareholders or proxyholders representing a minimum of five percent of the issued voting shares of the Company. The Company’s By-laws as amended are filed as an Exhibit to this report.

C. Material contracts

The Company has not entered into any material contracts in the two years prior to the date of this filing which can reasonably be regarded as being out of the ordinary course of the Company’s business (which ordinary course includes the routine purchase and farmin/farmout of oil and gas properties, and settlement of claims), other than those contracts disclosed in previous filings (Forms 20-F filed for the years ended December 31, 2003 and December 31, 2002), except the AMEX Listing Agreement dated December 6, 2004, which is filed as an Exhibit to this Form 20-F.

D. Exchange controls

The Company is a corporation incorporated pursuant to the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of the Company (the “Common Shares”), other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See “Taxation”, below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote its common shares, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of the Company’s common shares. It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments. The Company does not believe the Investment Act will have any affect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and the Company’s relatively small capitalization.

The Investment Act generally prohibits implementation of a “reviewable” investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (i.e. a “non-Canadian”), unless after review by the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the Company’s common shares by a non-Canadian (other than a “WTO investor” as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was over CDN$5 million, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in the Common Shares of the Company by a WTO investor, or by a non-Canadian when the Company was controlled by a WTO investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2005 exceeds CDN$250 million. A non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares of the Company. The acquisition of less than a majority but one-third or more of such Common Shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the Common Shares.

The foregoing assumes the Company will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to the Common Shares of the Company would be exempt from the Investment Act, including

(a)	an acquisition of the Common Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities,

(b)
an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

(c)
an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the Common Shares, remained unchanged.

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

Disposition

A US Holder is subject to tax under the Tax Act in respect of a capital gain realized on the sale or other disposition of a common share only if the US Holder holds the common share as "taxable Canadian property" for purposes of the Tax Act and is not entitled to relief under the Treaty.

In general terms, provided the common shares are listed on a prescribed exchange at the relevant time (the current TSX listing would be sufficient for this purpose), common shares will not be "taxable Canadian property" unless (i) at any time during the 60 month period ending at the time of disposition, the US Holder and/or persons and entities not dealing at arm's length with the US Holder owned 25% or more of the issued shares of any class or series of the capital stock of the Company, or (ii) the US Holder's common shares were acquired in certain types of tax-deferred exchanges in consideration for property that was itself "taxable Canadian property".

Furthermore, even if common shares are so held as "taxable Canadian property", relief under the Treaty is generally available provided the value of the common shares is not derived principally from real property situated in Canada. Management of the Company believes that the value of the Company's common shares is currently not derived principally from real property in Canada. US Holders claiming Treaty relief should do so by filing a Canadian income tax return for the relevant taxation year, and should consult with their own advisors in this regard.

U.S. Taxation Effects
The following is a general discussion of the material United States Federal income tax laws for U.S. holders that hold common shares in the Company as a capital asset, as defined under United States Federal income tax law and is limited to discussion of U.S. Holders that own less than 10% of the common stock. This discussion does not address all potentially relevant U.S. Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of U.S. Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences.

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

Passive Foreign Investment Company

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company ("PFIC") is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes but is not limited to interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. The Company believes that it is presently a PFIC.

As a PFIC, each U. S. Holder must determine under which of the alternative tax methods it wishes to be taxed. Under one method, a U.S. Holder who elects in a timely manner to treat the Company as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company's qualifies as a PFIC on his pro-rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the Company taxable year ends, regardless of whether such amounts are actually distributed.

A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as nondeductible "personal interest."

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a "Pedigreed QEF Election"), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder may also elect to recognize as an "excess distribution" (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the application date or (ii) if the Company is a controlled foreign corporation ("CFC"), the Holder's pro rata share of the corporation's earnings and profits. (But see "Elimination of Overlap Between Subpart F Rules and PFIC Provisions"). Either the deemed sale election or the deemed dividend election will result in the U.S. Holder being deemed to have made a timely QEF election.

With respect to a situation in which a Pedigreed QEF election is made, if the Company no longer qualifies as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares and (ii) certain "excess distributions", as specially defined, by the Company.

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing U.S. Holder holds common shares, then the Company will continue to be treated as a PFIC with respect to such common shares, even if it is no longer by definition a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which the Company is a PFIC and the U.S. Holder holds shares of the Company) (a "Non-Pedigreed Election"), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective. U.S. Holders are encouraged to consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

Certain special, generally adverse, rules will apply with respect to the common shares while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of the Company are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Company.

Mark-to-Market Election for PFIC Stock

A U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below. This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders. Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder's adjusted basis in the stock is included in the Holder's income. The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year. However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called "unreversed inclusions."

For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the SEC, (2) the national market system established under Section 11A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A Holder's adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election. If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner. Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

Income recognized under the mark-to-market election and gain on the sale of PFIC stock with respect to which an election is made is treated as ordinary income. Deductions allowed under the election and loss on the sale of PFIC with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses. The U.S. or foreign source of any income or losses is determined as if the amount were a gain or loss from the sale of stock in the PFIC.

If PFIC stock is owned by a controlled foreign corporation (“CFC”), the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts includable in the CFC's income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income. A CFC is a foreign corporation in which more than 50% of the voting power of all classes of stock or the total value of the stock is owned, directly or indirectly, by U.S. Holders, each of whom own 10% or more of the total combined voting power.

The above provisions apply to tax years of U.S. persons beginning after December 31, 1997, and to tax years of foreign corporations ending with or within such tax years of U.S. persons.

The rules of Code Section 1291 applicable to nonqualified funds generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder's holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election. However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer's holding period for such stock, a coordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

F. Dividends and paying agents

Not applicable

G. Statement by experts

Not applicable

H. Documents on display

Certain documents concerning the Company which are referred to in this document may be inspected at the offices of Austral Pacific Energy Ltd., at Austral Pacific House, 284 Karori Road, Karori, Wellington, New Zealand or at the registered office at Suite 200 Financial Plaza, 204 Lambert Street, White Horse, YT, Y1A 3T2, Canada, or via the Company’s website at www.austral-pacific.com.

Documents referred to in this document are filed with the US Securities Commission (“SEC”), and are available for view on the SEC website at: http//www.sec.gov.

I. Subsidiary information

A list of subsidiaries of the Company is identified in Note 2 b) to the consolidated financial statements in Item 17, and in the Exhibits as Exhibit 8. During the reporting period, the Company placed one subsidiary into voluntary liquidation (Ngatoro Energy Limited), incorporated two subsidiaries (Kanuka Energy Limited and Rockwell Energy Limited (50% ownership)), and changed the name of one subsidiary from Indo-Pacific Energy (NZ) Limited to Austral Pacific Energy (NZ) Limited.

-ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable – the Company does not hold or issue relevant types of financial instruments.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF  PROCEEDS

None

ITEM 15.  CONTROLS AND PROCEDURES

The Company is aware of the importance of maintaining controls and procedures and is working towards  improving its controls and procedures. Beginning with the fiscal year ending December 31, 2006, Section 404  of the U.S. Sarbanes-Oxley Act 2002 (“Section 404”), will require the Company to include an internal control  report from management with the annual report on Form 20-F. The internal control report must contain (1) a  statement of management’s responsibility for establishing and maintaining adequate internal control over  financial reporting for the Company, (2) a statement identifying the framework used by management to  conduct the required evaluation of the effectiveness of the Company’s internal controls over financial reporting,  (3) management’s assessment of the effectiveness of the Company’s internal controls over financial reporting  as of the end of the most recent fiscal year, including a statement as to whether or not the Company’s internal  controls over financial reporting are effective and (4) a statement that the Company’s independent auditors  have issued an attestation report on management’s assessment of the internal controls over financial  reporting.

In connection with the required Section 404 evaluation described above the Company is presently re-  documenting, with the assistance of independent consultants, business processes and controls as they relate  to financial reporting in an effort to comply with the requirements of Section 404. Following the completion of  this work internal tests will be developed to verify the proper application of the internal control procedures and  their effectiveness. The actual testing of the effectiveness of the internal control procedures is intended to be  undertaken in 2006 with sufficient time being allowed to undertake remediation items identified from the  outcomes of the testing program.

In connection with the audit of the Company’s 2004 fiscal year financial statements, in March 2005, our  independent auditors, KPMG, notified the Company that they had identified an issue which could be  considered a material weakness. The weakness relates to inadequate controls over the closing processes  supporting the U.S. GAAP financial statements and the preparation and work-papers supporting the U.S.  GAAP financial statements.

As the Company is still in the evaluation process, other conditions may be identified that result in significant  deficiencies or material weaknesses in the future. The Company cannot be certain as to the timing of  completion of the evaluation, testing and any remediation actions or the impact of the same on operations. If  the Company is are not able to implement the requirements of Section 404 in a timely manner or with  adequate compliance or the Company’s independent auditors are not able to certify as to the effectiveness of  internal controls over financial reporting, the Company may be subject to sanctions or investigation by  regulatory authorities, such as the U.S. Securities and Exchange Commission (“SEC”). As a result, there could  be a negative reaction in the financial markets due to a loss of confidence in the reliability of the Company’s  financial statements. In addition, additional costs may be incurred in improving internal control systems which  would negatively impact upon financial results.

The material weakness identified above did not relate to fraud or require any change to the Company’s  Canadian GAAP accounts. In addition to the procedure discussed above related to the Company’s  preparedness for Section 404 compliance, the Company plans to take the following measures in order to  address this issues raised and deficiencies in respect to the Company’s U.S. GAAP financial statements:
-	undertake a review of the accounting personnel competencies to ensure that they are appropriate for the Company’s requirements

-	increase training for accounting personnel in U.S. GAAP accounting pronouncements
-	improve reconciliation templates to assist the reconciliation process between Canadian GAAP and U.S. GAAP

As required by Section 302(a) of the Sarbanes-Oxley Act of 2002, the Company’s Chief Executive Officer and Chief Financial Officer will be making certifications related to the information in the Company’s annual report on Form 20-F. As part of such certification, the Chief Executive Officer and Chief Financial Officer must certify that they are responsible for establishing and maintaining disclosure controls and procedures to ensure that material information with respect to the Company is made known to them and that they have evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2004. Disclosure controls and procedures are intended to ensure that information required to be disclosed by the Company in its annual report is recorded, processed, summarized and reported within the time periods required. The Company has adopted or formalized such controls and procedures as it believes are necessary and consistent with its business and internal management and supervisory practices.

Evaluation of Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) as of December 31, 2004, have concluded that, as of such date, the Company’s disclosure controls and procedures were not, based on the foregoing material weakness discussed above, adequate and effective for recording, processing, summarizing and reporting the material information we are required to disclose in the reports we file or submit under the Exchange Act, within the time periods specified in the rules and forms of the SEC. Except as described above, there were no significant changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that it has one independent audit committee financial expert serving on its audit committee. This financial expert is Mr David Newman who is accredited in New Zealand as a Chartered Accountant.

ITEM 16B. CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Chief Executive Officer and the Chief Financial Officer, as well as to all other staff. The Company has made available its code of ethics on its website, www.austral-pacific.com/ethics.php

A copy of the Company’s code of ethics is available, free of charge, from the offices of Austral Pacific Energy Ltd., at Austral Pacific House, 284 Karori Road, Karori, Wellington, New Zealand. This can be requested in writing, addressed to the Company Secretary.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Service (1)	For the fiscal year ended December 31, 2004	For the fiscal year ended December 31, 2003 (1)
Audit Fees	$70,338	$89,724
Audit Related Services	$26,461	$12,072
Tax Fees	-	$2,109
All Other Fees	-	$27,562

(1)	With effect from January 1, 2004 the principal accountant changed from BDO Dunwoody LLP to KPMG New Zealand in relation to the December 31, 2004 audit.

The nature of the services provided by KPMG (2004) and BDO Dunwoody LLP (2003) under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered by KPMG (2003: BDO Dunwoody LLP) for the audit of the Company’s annual financial statements and services provided in connection with statutory and regulatory filing or engagements.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements or bi-annual statements that are not reported under “Audit Fees” above.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of tax returns, and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, payroll tax and value added tax).

All Other Fees

Fees disclosed in the table above under the item “all other fees” were incurred for services other than the audit fees, audit-related fees and tax fees described above. These services consisted of assistance in the review and documentation of processes and controls.

Pre-Approval Policies and Procedures

It is within the mandate of the Company’s Audit Committee to approve all audit and non-audit related fees. The Audit Committee has pre-approved specifically identified non-audit related services, including tax compliance, review of tax returns, documentation of processes and controls as submitted to the Audit Committee from time to time. The auditors also present the estimate for the annual audit related services to the Committee for approval prior to undertaking the annual audit of the financial statements.

D. Exemptions From the Listing Standards for Audit Committees

None

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company, nor any of its “affiliated purchasers,” purchased any of the Company’s securities in 2004.

PART III

ITEM 17. FINANCIAL STATEMENTS.

ITEM 18. FINANCIAL STATEMENTS

Not Applicable

ITEM 19. EXHIBITS

List of Exhibits

Exhibit Reference	Exhibit Description
1.1	Articles of Continuance of the Company [1]
1.2	Certificate of Amendment of the Company [2]
1.3	Bylaws of the Company (amended 2005)
2.1.1	TSX-V listing application [3]
2.1.2	NZSX Prospectus and Investment Statement [4]
2.1.3	AMEX listing agreement
4.1.1	Asset Purchase Agreement between the Company and Trans-Orient Petroleum Ltd. [5]
4.1.2	Variation to Asset Purchase Agreement between the Company and Trans-Orient Petroleum Ltd. [6]
4.1.3	Warrant Amendment Agreement [12]
4.2	Form of Stock Option Agreement for all vesting options granted to named directors and officers [7]
4.3	Stock Option Agreement with David Bennett for performance vesting options [8]
4.4	Farm-out Agreement between the Company and Krystal Corporation Pte Ltd [7]
4.5.1	Form of Subscription Agreement between the Company, Indo-Pacific Energy (NZ) Limited and subscribers to IPENZ [7]
4.5.2	Form of Share Exchange Agreement between the Company, Indo-Pacific Energy (NZ) Limited and subscribers to IPENZ [12]
4.6	Gas Pre-purchase and Option Agreement between the Company and NGC New Zealand Limited [14]
4.7.1	Form of Asset Purchase Agreement – for each of PEP 38716, PEP 38728 and PEP 38716 [7]
4.7.2	Agreement for Sale & Purchase of Data and Shares in Bligh Oil & Minerals NZ Limited [7]
4.8	2004 Share Option Plan [12]
4.9.1	Petroleum Products Sale & Purchase Agreement between Ngatoro Energy Limited and Greymouth Petroleum Acquisition Company Limited [12]
4.9.2	Sale Deed for PMP38148 interest between Ngatoro Energy Limited and Southern Petroleum (Ohanga) Limited[12]
4.10	Report of Reserves Form 51-101F1 [8]
4.11	Form of Convertible note issued by the Company January 2004 [12]
4.12	Report on Reserves and Resource Potential by Sproule International Limited [13]
8	List of Subsidiaries of the Company
11	Code of Ethics [8]
12.1	Section 302 Certification of CEO
12.2	Section 302 Certification of CFO
13.1	Section 906 Certification of CEO
13.2	Section 906 Certification of CFO
15.2.1	Change of auditor papers January 2004 [10]
15.2.2	Change of auditor papers April 2004 [11]

[1]	Incorporated by reference as previously included in Form 10-12G filed April 8,1998.
[2]	Incorporated by reference as previously included in a Form 6-K filed December 31, 2003.
[3]	Incorporated by reference as previously included in a Form 6-K filed January 6, 2004.
[4]	Incorporated by reference as previously included in a Form 6-K filed November 28, 2003.
[5]	Incorporated by reference as previously included in our Form 8-K filed on April 13, 2000.
[6]	Incorporated by reference as previously included in our Form 20-F filed for the year ended December 31, 2001.
[8]	Incorporated by reference as previously included in a Form 6-K filed April 23, 2004.
[9]	Available on the Company’s website at www.austral-pacific.com
[10]	Incorporated by reference as previously included in a Form 6-K filed January 22, 2004.
[11]	Incorporated by reference as previously included in a Form 6-K filed May 27, 2004.
[13]	Incorporated by reference as previously included in a Form 6-K filed May 25, 2005.
[14]	Previously included in our Form 20-F filed for the year ended December 31, 2002, without a handwritten amendment made at the time of execution, now re-filed with amendment included.

SIGNATURES

The Company certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

AUSTRAL PACIFIC ENERGY LTD.

Date: July 14, 2005	By: “David Bennett”
Name: Dr. David Bennett
Title: President & CEO

Auditor’s Report for the Financial Year ended 31 December, 2002

Auditor’s Report

To the Shareholders of
Austral Pacific Energy Ltd.
(formerly Indo-Pacific Energy Ltd.)

We have audited the consolidated statements of operations and deficit, changes in stockholders’ equity and cash flows of Austral Pacific Energy Ltd. (formerly Indo-Pacific Energy Ltd.) for the year ended December 31, 2002. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the company for the year ended December 31, 2002 , in accordance with Canadian generally accepted accounting principles.

/s/ BDO Spicers

Chartered Accountants
Wellington, New Zealand
April 16, 2003

Comments by the Auditors for U.S. and New Zealand Readers on
Canada-U.S. and New Zealand Reporting Differences

The, reporting standards in New Zealand and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 of the consolidated financial statements as at December 31, 2002. The standards of PCAOB also require the addition of an explanatory paragraph when changes in an accounting policy, such as those involving stock option based compensation described in Note 2, have a material effect on the consolidated financial statements. Our report to the shareholders dated April 16, 2003 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ BDO Spicers

Chartered Accountants
Wellington, New Zealand
April 16, 2003

Auditor’s Report for the Financial Year ended 31 December, 2003

Auditor’s Report

To the Shareholders of
Austral Pacific Energy Ltd.
(formerly Indo-Pacific Energy Ltd.)

We have audited the Consolidated Balance Sheet of Austral Pacific Energy Ltd. (formerly Indo-Pacific Energy Ltd.) as at December 31, 2003 and the Consolidated Statements of Operations and Deficit, Changes in Stockholders’ Equity and Cash Flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

The Consolidated Statements of Operations and Deficit, Changes in Stockholders’ Equity and Cash Flows for the year ended December 31, 2002 were reported upon by other auditors. Their report covered the year ended December 31, 2002, contained no reservations and was dated April 16, 2003.

/s/ BDO Dunwoody LLP
Chartered Accountants
Vancouver, Canada
March 5, 2004 (except for Note 19(e), June 29, 2005)

Comments by the Auditors for U.S. and New Zealand Readers on
Canada-U.S. and New Zealand Reporting Differences

The reporting standards in New Zealand and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 of the consolidated financial statements as at December 31, 2003. The standards of PCAOB also require the addition of an explanatory paragraph when changes in an accounting policy, such as those involving asset retirement obligations described in Note 2 (p), have a material effect on the consolidated financial statements. Furthermore, the standards of PCAOB require the addition of an explanatory paragraph when financial statements disclosures are restate, such as those described in Note 19 (e), which have a material effect on the financial statements. Our report to the shareholders dated March 5, 2004 (except for Note 19(e), June 29, 2005), is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ BDO Dunwoody LLP
Chartered Accountants
Vancouver, Canada
March 5, 2004 (except for Note 19(e), June 29, 2005)

Auditor’s Report for the Financial Year ended 31 December, 2004

To the Shareholders of Austral Pacific Energy Ltd.

We have audited the accompanying consolidated balance sheet of Austral Pacific Energy Ltd. as of December 31, 2004 and the consolidated statement of operations and deficit, changes in stockholder’s equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Austral Pacific Energy Ltd. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 19 to the consolidated financial statements.

Wellington, New Zealand

March 31, 2005, except as to note 19, which is as of July 13, 2005.

AUSTRAL PACIFIC ENERGY LTD.
(Formerly Indo-Pacific Energy Ltd.)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)

DECEMBER 31, 2004

AUSTRAL PACIFIC ENERGY LTD(formerly Indo-Pacific Energy Ltd.) Consolidated Balance Sheets (Expressed in United States Dollars)

December 31	2004	2003
	$	$

Assets

Current
Cash and cash equivalents (Note 3)	11,187,924	2,234,287
Accounts receivable (Note 6)	480,499	872,532
Inventory	98,518	-
Prepaid expenses and deposits	467,097	273,994
	12,234,038	3,380,813

Deferred offering costs (Note 9(a))	-	408,083
Property and equipment (Note 4)	5,649,110	8,336,771

Total Assets	17,883,148	12,125,667

Liabilities

Current
Accounts payable	22,969	26,781
Accrued liabilities	378,631	172,105
Prepaid gas revenue (Note 13)	-	1,258,033
	401,600	1,456,919

Prepaid gas revenue (Note 13)	1,324,785	-
Asset retirement obligations (Note 5)	156,575	155,927
Special class shares of subsidiary (Note 11)	-	943,525

Total Liabilities	1,882,960	2,556,371

Stockholders’ Equity

Common stock without par value (Note 9);
unlimited number of shares authorized;
Issued and outstanding 17,720,045 shares	32,683,328	20,478,365
Contributed surplus	361,854	417,392
Accumulated deficit	(17,044,994)	(11,326,461)

Total Stockholders’ Equity	16,000,188	9,569,296

Total Liabilities and Stockholders’ Equity	17,883,148	12,125,667

Commitments and Contingencies (Note 8)
Related Party Transactions (Note 7)
Subsequent Events (Note 15)

Approved by the Directors:

“D J Bennett”	“D Newman”
_______________________________________________	_______________________________________________
Director	Director

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.) Consolidated Statements of Operations and Deficit (Expressed in United States Dollars)

For the years ended December 31	2004	2003	2002
	$	$	$

Production Income:
Oil and gas sales	212,458	172,715	1,845,925
Production costs	(67,543)	(61,132)	(772,805)
Royalties	(15,040)	(33,543)	(184,207)

Net production income	129,875	78,040	888,913

Expenses
General and administrative expense	(1,868,690)	(1,932,716)	(1,409,929)
Depletion (Note 4)	(85,550)	(25,930)	(106,491)
Litigation costs and settlement (Note 8(d))	-	(2,250,463)	-
Foreign exchange gain	197,858	673,909	151,049
Amortization (Note 4)	(32,402)	(18,160)	(53,007)
Interest expense	(28,698)	-	-
Write-off of oil and gas properties (Note 4)	(5,287,611)	(908,433)	(2,783,734)
Gain on licence sales (Note 8(d))	-	3,896,306	53,457
Total Expenses	(7,105,093)	(565,487)	(4,148,655)

Net loss for the year before other income	(6,975,218)	(487,447)	(3,259,742)

Other Income
Interest income	326,012	57,624	29,518
Joint venture recoveries	930,673	477,439	403,454

Net (loss)/income for the year	(5,718,533)	47,616	(2,826,770)

Deficit, beginning of year	(11,326,461)	(11,374,077)	(8,547,307)

Deficit, end of year	(17,044,994)	(11,326,461)	(11,374,077)

Basic earnings/(loss) per share (Note 10)	(0.42)	0.01	(0.41)

Diluted earnings/(loss) per share	(0.42)	0.01	(0.41)
(Note 10)

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.) Consolidated Statements of Changes in Stockholders’ Equity (Expressed in United States Dollars)

					Total
	Common Stock		Contributed	Accumulated	Stockholders’
	Shares	Amount $	Surplus	Deficit	Equity

Balance at January 1, 2002	6,489,324	19,478,365	-	(8,547,307)	10,931,058

Issuance of common shares for cash (Note 9(a))	1,250,000	1,000,000	-	-	1,000,000
Stock option compensation (Note 9(c))	-	-	274,080	-	274,080
Net loss for the year	-	-	-	(2,826,770)	(2,826,770)

Balance at December 31, 2002	7,739,324	20,478,365	274,080	(11,374,077)	9,378,368

Stock option compensation (Note 9(c))	-	-	143,312	-	143,312
Net income for the year	-	-	-	47,616	47,616

Balance at December 31, 2003	7,739,324	20,478,365	417,392	(11,326,461)	9,569,296

Issuance of common shares for cash (Note 9(a))	4,000,000	5,217,992	-	-	5,217,992
Less deferred offering costs (Note 9(a))		(408,083)	-	-	(408,083)
Issuance of common shares in exchange for special	1,111,123	943,525	-	-	943,525
class shares of subsidiary (Note 9(a))
Exercise of share purchase warrants for cash (Note	4,235,052	5,719,941	-	-	5,719,941
9(a))
Exercise of share purchase options (Note 9(a))	180,000	231,588	(44,088)	-	187,500
Convertible notes converted to shares (Note 9(a))	454,546	500,000	-	-	500,000
Stock option compensation (Note 9(c))	-	-	(11,450)	-	(11,450)
Net loss for the year	-	-	-	(5,718,533)	(5,718,533)

Balance at December 31, 2004	17,720,045	32,683,328	361,854	(17,044,994)	16,000,188

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.) Consolidated Statements of Cash Flows (Expressed in United States Dollars)

For the years ended December 31	2004	2003	2002
	$	$	$

Operating Activities
Net (loss)/income for the year	(5,718,533)	47,616	(2,826,770)
Adjustments to reconcile net income/(loss) to
cash applied to operating activities:
Depletion	85,550	25,930	106,491
Write-off of oil and gas properties	5,287,611	908,433	2,783,734
Amortization	32,402	18,160	53,007
Stock option compensation	(11,450)	143,312	274,080
Gain on licence sales	-	(3,896,306)	(53,457)
Net unrealized foreign exchange loss/(gain)	191,378	(653,072)	113,077

(Increase)/decrease in assets
Accounts receivable	301,679	(350,998)	(554,071)
Prepaid expenses and deposits	(193,103)	(123,882)	(48,588)
Inventory	(98,518)	5,423	(5,423)
Increase/(decrease) in liabilities
Accounts payable	(3,812)	(185,110)	(504,687)
Accrued liabilities	206,526	419	(71,856)
Prepaid gas revenue	(145,443)	1,258,033	-
Asset retirement obligation	648	155,927	-

	(65,065)	(2,646,115)	(734,463)
Financing Activities
Share issues	11,125,433	-	1,000,000
Issuance of convertible notes	500,000	-	-
Issuance of special class shares	-	943,525	-
Deferred offering costs	-	(408,083)	-

	11,625,433	535,442	1,000,000
Investing Activities
Due from related parties	-	52,065	(23,670)
Proceeds from sale of licences	-	5,000,000	198,299
Purchase of property and equipment	(162,894)	(20,028)	(11,259)
Oil and gas properties	(2,395,754)	(2,147,426)	(2,313,445)
Change in non-cash working capital	90,354	188,361	159,484
	(2,468,294)	3,072,972	(1,990,591)

Net increase/(decrease) in cash during the year	9,092,074	962,299	(1,725,054)
Effect of exchange rate fluctuations on cash and	(138,437)	(20,839)	(264,126)
short-term deposits
Cash and cash equivalents, beginning of year	2,234,287	1,292,827	3,282,007
Cash and cash equivalents, end of year	11,187,924	2,234,287	1,292,827

Supplemental Cash Flow Information
Interest paid	28,698	-

See accompanying notes to the consolidated financial statements

NOTE 1 - NATURE OF OPERATIONS

The Company is incorporated in the Yukon Territory under the Business Corporations Act (Yukon). On December 31, 2003 the Company changed its name from Indo-Pacific Energy Ltd. to Austral Pacific Energy Ltd.

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company is primarily engaged in the acquisition, exploration and development of oil and gas properties in New Zealand, Papua New Guinea and Australia. The Company has no proven reserves and has yet to determine whether its properties contain oil and gas reserves that are economically recoverable. The recoverability of the amounts capitalized for oil and gas properties is dependent upon the completion of exploration work, the discovery of oil and gas reserves in commercial quantities and the subsequent development of such reserves.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)

Accounting Principles and Use of Estimates

These financial statements are prepared in accordance with Canadian generally accepted accounting principles, which requires management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets, commitments and contingent liabilities at the date of the financial statements and the reported amounts of the revenues and expenses for the years presented. Specifically, estimates were utilized in calculating depletion, asset retirement obligations, stock based compensation, amortization and impairment write-downs. Actual results could differ from these estimates and the differences could be material.Material differences between Canadian and New Zealand generally accepted accounting principles which affect the Company are referred to in Notes 18.

b)	Basis of Consolidation

These consolidated financial statements include the accounts of Austral Pacific Energy Ltd. and its wholly- owned subsidiaries: Indo-Pacific Energy Australia Pty Limited, Odyssey International Pty Limited, Indo- Pacific Energy (PNG) Limited (amalgamated with Trans-Orient Petroleum (PNG) Limited during 2004), Source Rock Holdings Limited, Austral Pacific Energy (NZ) Limited (formerly Indo-Pacific Energy (NZ) Limited), Rata Energy Limited, Millennium Oil & Gas Limited, Ngatoro Energy Limited (liquidated October 2004), Totara Energy Limited, Kanuka Energy Limited (registered November 25, 2004), Trans-Orient Petroleum (Aust) Pty Limited, ZOCA 96-16 Pty Limited and Trans-Orient Petroleum (PNG) Limited. All significant inter-company balances and transactions have been eliminated upon consolidation.

c)	Joint Operations

Substantially all of the Company's upstream explorationand development activities are conducted jointly with third parties and accordingly these financial statements reflect only the Company's proportionate share of assets, liabilities, revenues, expenses and cash flows from these activities.

d)	Translation of Foreign Currencies

The Company’s functional currency is the United States dollar.

Results of foreign operations, all of which are considered financially and operationally integrated, are translated to United States dollars using the average exchange rate for revenue and expenses, except depletion and amortization, which are translated at the rate of exchange applicable to the related assets. Monetary assets and liabilities are translated into United States dollars at the rates prevailing on the balance sheet date. Non-monetary assets and liabilities are translated into United States dollars at the rates prevailing on the transaction dates. Exchange gains and losses are recorded as income or expense in the year in which they occur.

e)	Financial Instruments

Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are carried at cost which approximates fair value due to the short-term maturity of these instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

f)	Cash and Cash Equivalents

Cash and cash equivalents include government treasury bills and bankers' acceptances with original maturities of three months or less, together with accrued interest.

g)	Plant and Equipment

Plant and equipment consists of furniture and office equipment and the Company’s share of joint venture assets. The furniture and office equipment are recorded at cost and amortized over their estimated useful lives on a declining-balance basis at annual rates of 10% to 33 1/3%. The Company’s share of the joint venture assets is recorded at cost and will be amortized over the asset’s useful production life.

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

Depletion is calculated for producing properties by using the unit-of-production method based on proved reserves, before royalties, as determined by independent consultants. Costs of abandoned oil and gas properties are accounted for as adjustments of capitalized costs and written off to expense. For purposes of this calculation, reserves and production are converted to equivalent units of petroleum based on relative energy content of six thousand cubic feet of natural gas to one barrel of petroleum.

Costs of acquiring and evaluating significant unproved petroleum and natural gas interests are excluded from costs subject to depletion and depreciation until it is determined that proved reserves are attributable to such interest or until impairment occurs.

The Company conducts a cost recovery ceiling test to ensure capitalized costs less accumulated depletion and depreciation, future income taxes and accumulated future abandonment and site restoration provision do not exceed the estimated future net revenues plus the cost of unproved interests, net of impairments. The future net revenues are calculated based on proved reserves, using year-end prices and costs. Estimated future capital costs, recurring general and administrative costs, future financing costs, future abandonment and site restoration costs and income taxes are deducted in determining future net revenues. Any amount carried on the balance sheet in excess of the ceiling test limit is charged to current operations.

i)	Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method current income taxes are recognized for the estimated income taxes payable for the current year. Future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that included the date of enactment or substantive enactment.

j)	Inventory

Inventories of crude oil and the Company’s share of joint venture inventory are valued at the lower of cost and net realizable value.

k)	Oil and Gas Revenue Recognition

Sales of oil and gas are recognized in the period in which the product is delivered to the customer. Proceeds received under gas prepayment agreements are recorded as a liability. The liability is reduced by gas sold and delivered under gas purchase arrangements.

l)	Per Share Amounts

Basic per share amounts are calculated by dividing the net income or loss by the weighted average shares outstanding during the reporting period. Diluted per share amounts are calculated similar to basic per share amounts except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of outstanding shares would be calculated by assuming that the outstanding stock options were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

m)	Stock Based Compensation

The Company has recognized stock based compensation expense based on the following:

All stock option based awards granted on or after January 1, 2002 are measured and recognized in these consolidated financial statements using a fair value based method. Fair value is calculated using the Black-Scholes option-pricing model and the compensation cost is amortized over the vesting period.

The Company measures compensation expense for the options where there has been a substantive change or modification to such options on each balance sheet date.

Consideration received upon the exercise of stock options together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as share capital.

n)	Asset Retirement Obligations

The Company recognizes the estimated fair value of legal obligations associated with the retirement of petroleum and natural gas properties in the period in which they are incurred. The obligation is recorded as a liability with a corresponding increase in the carrying amount of the petroleum and natural gas properties. The incremental capitalized amount will be depleted on a unit-of-production basis over the life of the proved reserves. The obligation is increased each period, or accretes, due to the passage of time and is recorded in the statement of operations. Revisions to the estimated fair value would result in an adjustment to the obligation and carrying amount of the petroleum and natural gas properties.

o)	Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

p)	Changes in Accounting Policy

During 2003, the Company early adopted on a retroactive basis the Canadian Institute of Chartered Accountant Handbook Section 3110, Asset Retirement Obligations [“Section 3110”]. Section 3110 requires the recognition of a liability for an asset retirement obligation in the period in which it is incurred and/or when a reasonable estimate of fair value can be made. The adoption of Section 3110 resulted in $155,927 in asset retirement obligations being accrued in 2003 and had no impact on the comparative figures.

There have been no changes in accounting policies applied during the year ended December 31, 2004.

NOTE 3 – CASH AND CASH EQUIVALENTS

The Company considers deposits in banks, funds held in trust accounts and certificates of deposit with maturities of three months or less as cash or cash equivalents. The components of cash and cash equivalents are as follows:

Cash on Deposit	December 31, 2004	December 31, 2003
	$	$
New Zealand Dollars	6,250,596	1,370,609
U.S. Dollars	4,868,001	803,738
Canada Dollars	30,202	36,589
PNG Kina	37,084	11,082
Australian Dollars	2,041	12,269
	11,187,924	2,234,287

NOTE 4 - PROPERTY AND EQUIPMENT

2004	Net Book	Additions	Depreciation/ Depletion	Net Book
	Value at	(Recoveries)	and Write Downs	Value at
	December 31, 2003	During the Year	During the Year	December 31, 2004
Furniture and office equipment	30,323	62,581	(32,402)	60,502
Share of joint venture assets	-	100,313	-	100,313
	30,323	162,894	(32,402)	160,815
Proved:
New Zealand[2]	2,721,572	145,031	(2,866,603)	-
Total Proved	2,721,572	145,031	(2,866,603)	-
Unproved:
New Zealand[3]	2,478,334	2,249,328	(1,402,244)	3,325,418
Australia[1]	978,013	109,642	(1,087,655)	-
Papua New Guinea	2,128,529	51,007	(16,659)	2,162,877
Total unproved	5,584,876	2,409,977	(2,506,558)	5,488,295
Total property and equipment	8,336,771	2,717,902	(5,405,563)	5,649,110

2003	Net Book	Additions	Depreciation/Depletion	Net Book
	Value at	(Recoveries)	and Write Downs	Value at
	December 31, 2002	During the Year	During the Year	December 31, 2003
Furniture and office equipment	28,455	20,028	(18,160)	30,323
	28,455	20,028	(18,160)	30,323
Proved:
New Zealand	802,170	1,945,332	(25,930)	2,721,572
Total Proved	802,170	1,945,332	(25,930)	2,721,572
Unproved:
New Zealand	3,762,654	(375,887)	(908,433)	2,478,334
Australia	922,735	55,278	-	978,013
Papua New Guinea	2,035,609	92,920	-	2,128,529
Total unproved	6,720,998	(227,689)	(908,433)	5,584,876
Total property and equipment	7,551,623	1,737,671	(952,523)	8,336,771

1.
The Company applied for an extension on certain Australian work programmes that were due to be completed by December 29, 2003. At December 31, 2004 a permit extension had been suspended, and whilst the Company continues to pursue farm out arrangements for future work programme commitments it has written off all capitalized petroleum expenditures in relation to its Australian work programmes.

2.
Kahili-1A, the only producer well on the Kahili gas-condensate field (PMP 38153) in the onshore Taranaki basin, New Zealand, ceased production in November 2004. Although a pressure survey in March 2005 indicated some pressure recovery, it is unlikely that significant commercial flows will ever be re-established from Kahili-1A. In consequence, an independent assessment of Kahili- 1A by Sproule International Ltd of Calgary, for the purposes of Form NI 51-101, has written the remaining reserves down to zero. Consequently, the capitalized expenditures associated with Kahili-1A have been totally written off.

3.
The Company participated in four unsuccessful exploration wells in onshore Taranaki, New Zealand during 2004 and early 2005. These were Honeysuckle-1, Miromiro-1, Hihi-1 and Kakariki-1. All these wells have been totally written off.

During the year, the Company capitalized $190,985 (2003: $238,847) of overhead charges relating directly to its exploration and development activities.

NEW ZEALAND

Unless otherwise indicated, petroleum exploration permits granted in New Zealand provide for the exclusive right to explore for petroleum for an initial term of five years, renewable for a further five years over one-half of the original area. Permit holders can apply for extensions or reductions of the committed work programs for the permits under certain circumstances. Any production permits granted will be for a term of up to 40 years from the date of issue. The New Zealand government has reserved a royalty of the greater of 5% of net sales revenue or 20% of accounting profits from the sale of petroleum products, except for any discovery made between June 30, 2004 and December 31, 2009, the royalty will be the greater of 1% of the net sales revenue from any natural gas and 5% of the net sales revenues from any oil or 20% of accounting profits from the sale of petroleum products.

AUSTRALIA

Unless otherwise indicated, exploration permits for Petroleum (offshore Australia) granted in Australia provide for the exclusive right to explore for petroleum for an initial term of six years, renewable for an unlimited number of five-year terms over one-half of the remaining area at each renewal. Permit holders can apply for extensions or reductions of the committed work programs for the permits under certain circumstances. Any production permits granted will be for a term of 21 years from the date of issue, renewable for a further 21 years. In addition to general Australian taxation provisions, most offshore permits, including all of the Company's Australian permits, are subject to Petroleum Resource Rent Taxation at the rate of 40% on a project's net income after deduction of allowable project and exploration expenditures, with project expenditures compounded forward at the Long-Term Bond Rate ("LTBR") plus 1.05%.

PAPUA NEW GUINEA

Petroleum prospecting licences granted in Papua New Guinea provide for the exclusive right to explore for petroleum for an initial term of six years, renewable for a further five years over one-half of the original area, and the right to enter into a Petroleum Development Agreement upon a discovery. Petroleum retention licences granted in Papua New Guinea provide for the exclusive retention of interest in the  permit for an initial term of five years, renewable for a further five years over the original area, while  development options are developed. The Petroleum Development Agreement provides the right to  produce any oil and gas discovered for a period of up to 25 years and may be extended for a further  period of up to 20 years from discovery, subject to a maximum 22.5% participating interest that can be  acquired by the Government of Papua New Guinea which includes a 2% participating interest that can be  acquired by project landowners and affected local level government. The participants can apply for  extensions or reductions of the committed work programs for the licences under certain circumstances (by  way of an Application for Variation of the Work Program).

NOTE 5 – ASSET RETIREMENT OBLIGATION

The Company has an obligation to plug and abandon its petroleum and natural gas wells at the end of  their useful lives. The current present value of this obligation has been projected using estimates of the  future costs and the timing of abandonment. At December 31, 2004 the Company estimated the present  value of its asset retirement obligations to be $0.16 million (2003: $0.16 million) based on a future liability  of $0.31 million. These costs are expected to be incurred near the end of well production. A credit-  adjusted risk-free discount rate of 8.05% was used to calculate the present value.

NOTE 6 – ACCOUNTS RECEIVABLE

	2004	2003
	$	$
Trade receivables	339,351	101,007
Joint venture receivables	141,148	771,525
	480,499	872,532

NOTE 7 – RELATED PARTY TRANSACTIONS

During 2004, the Company incurred $223,373 (2003: $197,165; 2002: $152,177) in remuneration to the  President of the Company and $37,553 (2003: $32,741; 2002: $24,245) in rent to a trust in which the  President of the Company is a trustee. Also during 2004, $33,718 (2003: $111,634; 2002: $104,179) was  paid to the President of the Company’s spouse, in her role as Commercial Manager.

Other directors received a total remuneration of $58,954 during 2004. (2002:$20,986; 2002:$12,001).

During 2004 the Company paid a law firm in which a Director is a partner, $81,771 (2003: $95,980; 2002: $16,490) for legal services.

The Company also paid a company that employs a Director, $18,000 (2003: $9,454; 2002: $Nil) for financial services.

Interests in some petroleum properties have been acquired in conjunction with, or from, or interests sold  to, Trans-Orient Petroleum Ltd. and TAG Oil Ltd., which have common or connected management, and  certain common principal shareholders. Certain of the directors of the Company are or were directors  and/or officers of these other corporations, or of other corporations engaged in the petroleum exploration  and development industry.

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the consideration established and agreed to by the related parties.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

a) Work Commitments

The Company participates in oil and gas exploration and development operations jointly with independent third and related parties and is contractually committed under agreements to complete certain exploration programs. The Company’s management estimates that the total commitments under various agreements for the 2005 fiscal year is $9,631,262.

The Company’s commitments under licence obligations are summarized as follows:

Contractual and Other Obligations	Payments Due by Period (US$)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 Years
Operating leases	10,070	10,070	-	-	-
Joint venture budgeted commitments (1)	2,121,192	2,121,192
Other obligations (2)	7,500,000	7,500,000	-	-	-
Total contractual or other obligations	9,631,262	9,631,262	-	-	-

(1)   The Joint venture budgeted commitments that the Company has are in respect of its current year exploration permit  obligations. The Company is committed to its share of current year exploration permit obligations to other joint venture  participants and has a contractual obligation to various joint venture participants for these current year exploration permit obligations.

(2) The Other obligations that the Company has are in respect of its wholly owned permits. Although the company does not have a contractual obligation to the other joint venture parties, management has the intention to meet these obligations by  way of suitable farm-in arrangement or permit extension. Where this is not possible, the Company will surrender the permit.  The Other obligations are the Company’s present estimates of future expenditure required to maintain some of its current  permits in good standing.

Subsequent to December 31, 2004, the Company has entered into a farm out agreement with Rift Oil PLC to contribute the first $6 million to the Company’s commitment to drill a well, and pro rata thereafter, in the PPL 235 licence in PNG (refer to note 15b), in return for a 65% interest in the permit. The Company’s interest in PPL 235 has therefore decreased from 100% to 35%. The Company has committed to continue its participation in three New Zealand exploration permits, and ceased participation in two other New Zealand exploration permits. This has committed the Company to further $2.2 million of commitments subsequent to December 31, 2004. The effect of the above transactions is a net decrease in the total commitments of $4.8 million (resulting in post balance date total commitments of $4.8 million).

This is the Company’s share of commitments as recorded on various licence documents, but the Company intends to farm out major expenditures and will either farm out interests in those licences, renegotiate terms of the licence or relinquish its interest, so that its share of expenditures required to be funded will not necessarily be the full amount of the commitment listed above. Alternatively, the Company may seek further investor funds to meet the commitments listed.

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

d)   Legal Settlement

On October 3, 2003 the Company paid Greymouth Petroleum Holdings Limited $2 million which released both parties from any claims and liabilities against each other. On September 26, 2003 the Companysold its interest and entitlement to petroleum in New Zealand PMP 38148 and recognized a gain on licence sales of $3,896,306. Effective date of this sale was July 1, 2003.

NOTE 9 - COMMON STOCK

a)   Authorized and Issued Share Capital

The authorized share capital of the Company is an unlimited number of shares of common stock without par value.

Issued and fully paid:	Number	Amount
	Of Shares	$
Balance at December 31, 2002 and 2003	7,739,324	20,478,365
Issued during 2004	9,980,721	12,204,963
Balance at December 31, 2004	17,720,045	32,683,328

On January 5, 2004, 4,000,000 units at NZ$2.00 were issued by the Company for total proceeds of US$5,217,992 under a public fund raising on the New Zealand Stock Exchange. Each unit entitles the holder to a common share and half share purchase warrant exercisable at NZ$2.10 on or before January 5, 2005. The New Zealand public fund raising had associated costs of US$408,083.

The special class shareholders in one of the Company’s New Zealand subsidiaries also converted their special class shares into 1,111,123 units in the Company during the year. Each unit was comprised of a common share and a one-year half share purchase warrant exercisable at NZ$1.85 on or before January 5, 2005.

Each warrant entitles the holder to purchase one common share of the Company.

During the year, two $250,000 convertible notes that the Company had issued on January 5, 2004 were converted into 227,273 units per Convertible Note. Each unit comprised one common share and one share purchase warrant permitting the holder to purchase an additional common share at a price of$1.15 per share, for a 12 month period from issuance date of the Note (expiry 5 January 2005).

As at December 31, 2004, the Company had received $5,719,941 from the conversion of 1,630,185 New Zealand public float warrants, 290,749 New Zealand special class warrants, 836,845 Series A warrants, 1,250,000 previously issued warrants and 227,273 warrants issued on conversion of the convertible notes being exercised.

The Company has also received $187,500 from the exercise of 180,000 share purchase options. An additional $44,088 was transferred from contributed surplus to common stock in relation to past compensation costs that related to the 180,000 options exercised.

b)   Incentive Stock Options

In the past, the Company had no defined plan for involving employees in the capital of the Company. The  Company had, at the discretion of the board of directors, granted incentive stock options to its officers,  directors, employees and consultants, for the purchase of shares in the Company.

In 2004, the Company established a share option plan for the granting of options to employees and  service providers and this plan required shareholder approval. The board of directors adopted this plan  and this was presented to and approved at the annual general meeting of the shareholders on 25 June  2004.

The following stock options were outstanding at December 31, 2004:

Number	Type of Option	Date Fully	Number Vested	Exercise	Expiry
of Shares		Vested	December 31,	Price per	Date
			2004	Share

300,000	Performance shares	-	-	$1.00	October 15, 2007
200,000	Non Vesting [1]	-	200,000	$1.00	July 6, 2005
400,000	Vesting	April 15, 2004	400,000	$1.00	July 6, 2005
59,600	Vesting	April 15, 2004	59,600	$1.25	July 6, 2005

40,400	Vesting	October 15, 2003	40,400	$1.25	July 6, 2005
30,000	Vesting	April 15, 2004	30,000	$1.25	October 15, 2007
85,000	Vesting	April 15, 2004	85,000	$1.25	March 26, 2006
50,000	Vesting	April 15, 2005	37,500	$1.25	October 15, 2008
10,000	Vesting	June 25, 2007	-	$1.25	June 25, 2009

1,175,000			852,500

[1] The non vesting shares were issued as fully vested options on July 6, 2000.
The weighted average exercise price for options outstanding at December 31, 2004 is $1.06 (December 31, 2003 :  $1.05). No options were exercised during 2003 and 2002.
The weighted average exercise price for options fully vested at December 31, 2004 is $1.07 (December 31, 2003 :  $1.06).
A summary of stock option activities for the years presented is as follows:

Description	Number	Exercise Price
Of Activity	Of Options	per Option

Outstanding at December 31, 2001	1,168,000	$1.25
Granted in 2002: vesting	100,000	$0.90
Granted in 2002: vesting	526,000	$1.00
Granted in 2002: vesting	267,000	$1.25
Cancelled in 2002: non-vesting	(200,000)	$1.25
Cancelled in 2002: vesting (forfeited)	(56,000)	$1.25
Outstanding at December 31, 2002	1,805,000	$0.90 - 1.25
Cancelled in 2003: vesting (forfeited)	(410,000)	$1.25
Cancelled in 2003: vesting (forfeited)	(100,000)	$0.90
Granted in 2003: vesting	50,000	$1.25
Outstanding at December 31, 2003	1,345,000	$1.00 – 1.25
Granted in 2004: vesting	10,000	$1.25
Exercised in 2004: vesting (converted)	(150,000)	$1.00
Exercised in 2004: vesting (converted)	(30,000)	$1.25
Outstanding at December 31, 2004	1,175,000	$1.00 – 1.25

c)   Stock Based Compensation

The stock option compensation cost recognized as a recovery for 2004 of $11,450 (2003: $143,312  expense and 2002: $274,080 expense). The fair value of each stock option grant on the date of grant was  estimated using the Black-Scholes option-pricing model, amortized over the vesting period using the  following weighted-average assumptions:

	2004	2003
Expected dividend yield	0.00%	0.00%
Expected price volatility	35.27%	55.76%
Risk-free interest rate	3.23%	3.20%
Expected life of option	3 Years	2 Years

The weighted average fair value of the options granted in 2004 and 2003 are $1.09 and $0.29.

d)   Share Purchase Warrants

The following share purchase warrants to purchase shares of the Company are outstanding at December 31, 2004 :

Number Of Warrants	Exercise Price	Expiry Date

227,273	$1.15	January 5, 2005
264,820	NZ$1.85	January 5, 2005
369,815	NZ$2.10	January 5, 2005
861,908

A summary of share purchase warrant activities for the years presented is as follows:

Description	Number	Exercise Price
Of Activity	of Warrants	per Warrant
Outstanding at December 31, 2000 and 2001	1,226,845	$2.00 – 3.75
Granted in 2002	1,250,000	$0.90(1)
Cancelled in 2002	(190,000)	$2.00
Outstanding at December 31, 2002	2,286,845	$0.90 - 2.00
Cancelled in 2003	(200,000)	$2.00
Outstanding at December 31, 2003	2,086,845	$1.15(1) – 1.50(2)
Granted in 2004	454,546	$1.15
Granted in 2004	2,000,000	NZ$2.10(4)
Granted in 2004	555,569	NZ$1.85(4)
Exercised in 2004	(836,845)	$1.50
Exercised in 2004	(1,477,273)	$1.15
Exercised in 2004	(290,749)	NZ$1.85(4)
Exercised in 2004	(1,630,185)	NZ$2.10(4)
Outstanding at December 31, 2004(3)	861,908	$1.15, NZ$1.85-2.10

(1)
In accordance with the original terms, the exercise price per share of the Warrants issued on September 12, 2002 increased from $0.90 to $1.15 for the year from September 13, 2003 to September 12, 2004.

(2)
In January 2002 and then in December 2003, the terms of the series “A” warrants were amended to extend the expiry date to January 5, 2005 and to increase the exercise price per warrant to $1.50. Also, the Series “A” warrant holder’s right to receive one Series “B” warrants for each Series A warrant exercised in the event of a commercial discovery was cancelled in December 2003.

(3)	Subsequent to December 31, 2004, 846,408 outstanding warrants were exercised and 15,500 expired without exercise (refer to note 15).

(4)	Based on the foreign exchange rate at balance date warrants granted at NZ$2.10 equate to US$1.50 and warrants granted for NZ$1.85 equate to US$1.32.

NOTE 10 – EARNINGS/(LOSS) PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings (loss) per share calculations for the period ending:

	For the years ended December 31
	2004	2003	2002

Numerator, net income/(loss) for the year	(5,718,533)	$ 47,616	($ 2,826,770)
Denominator:
Weighted-average number of shares – basic	13,627,617	7,739,324	6,869,461
Basic earnings/(loss) per share	(0.42)	$ 0.01	($ 0.41)
Denominator:
Weighted-average number of shares – diluted	13,627,617	7,739,324	6,869,461
Diluted earnings/(loss) per share	(0.42)	$ 0.01	($ 0.41)

Due to net losses incurred during 2004 and 2002 and the average stock price for 2003 being below the strike price, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive in those years.

There were a total of 1,714,408 unexercised warrants and vested options outstanding at December 31, 2004. If exercised, these have the potential to dilute earnings of future periods.

NOTE 11 – ISSUE OF SPECIAL CLASS SHARES OF SUBSIDIARY

On June 18, 2003, a private placement in one of the Company’s New Zealand subsidiaries, Austral  Pacific Energy (NZ) Limited (“APENZ”), was made to certain private investors for the issue of 1,500,000  Special Class shares in that company, for a total of NZ$1,500,000 (approx. $943,525). Such shares  conferred no voting rights, but did confer the right to convert such shares to common shares units of  APENZ in the event of a listing of and issue of other common shares in APENZ on the New Zealand  Stock Exchange. Each unit consisted of one common share and one half warrant with the same terms  as the warrants included in the public offering. Subsequently, the company decided not to proceed with  the listing of APENZ. In the event that the listing did not proceed, the subscription agreement required  the Company to offer to exchange such Special Class shares for common shares in the Company at the  higher of 80% of prevailing market and $0.75 per common share of the Company. If the Special Class  shareholders rejected the Company’s share exchange offer, they were entitled to receive redemption  dividends calculated based on and paid out of 20% of APENZ’s production income.

On November 12, 2003, each Special Class shareholder signed a conditional share exchange  agreement which agreed to transfer to the Company all of the Special Class shares in exchange for the  issuance of common shares by the Company. These Special Class shares where exchanged for  common shares on January 5, 2004, upon the listing of the Company on the TSX Venture Exchange and  the New Zealand Stock Exchange (NZX), at one common share for every 1.35 Special Class share  resulting in the issuing of 1,111,123 common shares. Also, 555,569 warrants were attached to these  shares exercisable at a price of NZ$1.85 any time before January 5, 2005 (Note 15(a)).

As at December 31, 2004, 290,749 such warrants had been exercised. After balance date, all remaining  warrants issued under the Share Exchange Agreements (264,820) were exercised in accordance with  their terms (Note 15(a)).

As at December 2003 the Special Class shares were classified as a liability rather than equity on the  basis that they confer no voting rights and are repayable via the various options noted above. At  December 2003 the carrying cost and estimated fair value of the Special Class shares were the same.

NOTE 12 - INCOME TAXES

No income taxes are currently payable by the Company in any of the jurisdictions in which it operates. A  reconciliation between the tax cost, using the Canadian statutory income tax rate of 37.12% (37.12% for  the fiscal 2003 year and 39.12% for the fiscal 2002 year), and the provision for income taxes is as  follows:

For the years ended,	2004	2003	2002

Net income/(loss) for the year before tax	(5,718,533)	47,616	(2,826,770)

Provision (benefit of)/for tax at statutory rate	(2,122,719)	17,675	(1,105,832)
Foreign tax rate differential	198,325	(22,955)	118,638
Non-deductible stock based compensation	(4,176)	53,197	107,220
(recovery)/expenditure
Non-deductible equity raising costs	-	72,616	-
Non-deductible legal settlement payment	-	742,400	-
Other	5,194	427	45,720
Increase/(decrease) in valuation allowance	1,923,376	(863,360)	834,254

Income Tax Provision	-	-	-

In Canada the Company has net operating losses of approximately $2.57 million available for future reduction from taxable income derived in Canada, which expire as follows:

Net operating loss
2005	127,718
2006	109,324
2007	237,828
2008	317,242
2009	336,536
2010	588,643
2011	853,463

2,570,754

In addition, in Canada, at December 31, 2004, the Company has approximately $1.24 million of  resource and other unused tax pools to offset future taxable income derived in Canada. The Company’s  Canadian resource and other unused tax pools are available to the Company for an indefinite period.  The Company also has losses and deductions of approximately $9.09 million available to offset future  taxable income derived in New Zealand, Australia and Papua New Guinea. The Company’s losses and  deductions that are available to offset future taxable income derived in New Zealand, Australia and  Papua New Guinea are available to the Company for indefinite period, provided that the company  maintains a 50% continuity of shareholding from the time that the losses and deductions are incurred  until the point of offset against taxable income. Tax losses reported at December 31, 2002 of $13.64  million have been revised down to $9.18 million. The valuation allowance below has also been  amended to reflect this revision.

The components of the net future income tax asset at December 31 are summarized below:

	2004	2003
Future income tax assets:
Net operating loss carryforwards	3,955,879	3,788,124
Resource tax pool	459,431	459,431
Share issuance costs	121,184	-
Asset retirement obligation	58,121	57,880
Total gross future income tax asset	4,594,615	4,305,435

Less: Valuation allowance	(3,617,273)	(1,589,454)

Net future income tax asset	977,342	2,715,981

Future income tax liabilities:
Property and equipment	(918,227)	(2,465,825)
Foreign Exchange	(59,115)	(250,156)

Net future income tax liability	(977,342)	(2,715,981)

A valuation allowance has been established, and accordingly, no benefit has been recognized for the  Company’s net operating losses and other deferred tax assets. The Company believes that, based on a  number of factors, the available objective evidence creates sufficient uncertainty regarding the  realizability of the future tax assets such that a full valuation allowance has been recorded. These  factors include the Company’s recent history of net losses and the expected near-term future losses.  The Company will continue to assess the ability to realize the future tax assets based on actual and  forecasted operating results.

NOTE 13 – PREPAID GAS AGREEMENT

On April 2, 2003, the Company entered into a gas prepayment agreement with a New Zealand company, whereby the issuer provided NZ$2,000,000 (approximately $1,438,000) to fund the Company’s ongoing exploration programs. This money was advanced on April 3, 2003, with the Company to deliver  NZ$2,000,000 (approximately $1,438,000) of gas to the issuer, under contracts to be negotiated at then  prevailing market rates. For each gas producing discovery the Company will negotiate in the first  instance with the issuer, and if no contract is entered into within a certain time period after notification,  the Company is free to seek other markets for the gas. A waiver of this obligation was obtained for New  Zealand permit PEP 38738 Deep. If the amount is not discharged through gas sales to the issuer over a  ten year period, it must either be repaid by the Company or may be converted into share equity in one of  the Company’s New Zealand subsidiaries, Austral Pacific Energy (NZ) Limited. The prepayment is  secured under a registered charge over Millennium Oil and Gas Ltd’s (a wholly-owned subsidiary of the  Company) 25% interest in the Kahili joint venture PEP 38736.

In the event that insufficient gas is delivered to discharge the prepayment, and the Company agrees to  refund the prepayment, interest will be payable at the average New Zealand bank bill rate, on any  balance outstanding at April 2, 2013, calculated for the ten year period. At December 31, 2004 the  Company intends to discharge the prepayment within the ten year term through the delivery of gas to the  issuer, and as a result no accrual for interest has been recorded.

As at December 31, 2004, the Company had delivered gas worth $145,443. As at December 31, 2004,  the amount has been reclassified as a long term liability due to there being no current gas being supplied  to the issuer under the current gas prepayment agreement.

NOTE 14 – CONVERTIBLE NOTES

On January 5, 2004, the Company issued two Convertible Notes for $250,000 each. On September 29,  2004 the two Convertible Notes were converted, at the option of the holder, into 227,273 Units per  Convertible Note at the conversion rate of $1.10 per Unit. Each Unit comprised one common share and  one share purchase warrant permitting the holder to purchase an additional common share at a price of  $1.15 per share, for a 12 month period from issuance date of the Note (expiry 5 January 2005). As at  December 31, 2004, 227,273 warrants issued on conversion of the convertible notes had been  exercised. On January 5, 2005, the remaining 227,273 warrants issued on conversion were exercised.

Interest of $26,833 was paid on conversion.

NOTE 15 - SUBSEQUENT EVENTS

a)	Completion of warrant conversion

In January 2005, 846,408 of the total warrants outstanding at balance date were exercised for a total proceeds of $1,129,134. 15,500 warrants expired without exercise.

b)	Farm out Agreement for PPL 235

On January 31, 2005, the Company received confirmation that Rift Oil PLC would participate in a US$6 million farm out arrangement to undertake drilling operations in PPL 235 in return for a 65% interest in the permit. The Company’s interest in PPL 235 has decreased from 100% to 35%.

NOTE 16 - SEGMENTED INFORMATION

The Company operates in one industry: petroleum exploration and production. It operates in several geographical regions, therefore information on country segments is provided as follows.

2004

	Canada	New Zealand	Australia	PNG	Total Company
Production Income:
Revenue	-	212,458	-	-	212,458
Production and royalty expenses	-	(82,583)	-	-	(82,583)
Net production income	-	129,875	-	-	129,875
Interest income	18,303	307,709	-	-	326,012
Joint venture recoveries	-	930,673	-	-	930,673

Foreign exchange gain	-	197,858	-	-	197,858
Administrative expenses	(542,372)	(1,296,014)	(14,885)	(15,419)	(1,868,690)
Interest expense	(28,698)	-	-	-	(28,698)
Amortization expense	-	(32,402)	-	-	(32,402)
Depletion	-	(85,550)	-	-	(85,550)
Write-off of oil and gas properties	-	(4,183,296)	(1,087,656)	(16,659)	(5,287,611)

Net income/(loss)	(552,767)	(4,031,147)	(1,102,541)	(32,078)	(5,718,553)

Plant and equipment	-	3,486,232	-	2,162,877	5,649,110
Current assets	315,923	11,837,162	1,984	78,969	12,234,038
Total assets	315,923	15,323,394	1,984	2,241,846	17,883,148,

Specific Items:
Purchase of property and equipment	-	162,894	-	-	162,894

2003

	Canada	New Zealand	Australia	PNG	Total Company
Production Income:
Revenue	-	172,715	-	-	172,715
Production expenses	-	(94,675)	-	-	(94,675)
Net production income	-	78,040	-	-	78,040
Interest income	2,188	55,436	-	-	57,624
Joint venture recoveries	-	477,439	-	-	477,439
Gain on licence sale	-	3,896,306	-	-	3,896,306
Foreign exchange gain	-	673,909	-	-	673,909
Depletion	-	(25,930)	-	-	(25,930)
Administrative expenses	(308,983)	(1,598,359)	(3,716)	(21,658)	(1,932,716)
Litigation costs and settlement	-	(2,250,463)	-	-	(2,250,463)
Amortization expense	-	(18,160)	-	-	(18,160)
Write-off of oil and gas properties	-	(908,433)	-	-	(908,433)

Net income/(loss)	(306,795)	379,785	(3,716)	(21,658)	47,616

Plant and equipment	-	5,230,227	978,015	2,128,529	8,336,771
Non-current assets	408,083	-	-	-	408,083
Current assets	234,083	3,092,359	9,605	44,766	3,380,813
Total assets	642,166	8,322,586	987,620	2,173,295	12,125,667

Specific Items:
Purchase of property and equipment	-	20,028	-	-	20,028

2002

	Canada	New Zealand	Australia	PNG	Total
Production Income:
Revenue	-	1,845,925	-	-	1,845,925
Production expenses	-	(957,012)	-	-	(957,012)
Net production income	-	888,913	-	-	888,913
Interest income	8,301	21,217	-	-	29,518
Joint venture recoveries	-	403,454	-	-	403,454
Gain on licence sale	-	53,457	-	-	53,457
Administrative expenses	(574,162)	(805,662)	(11,973)	(18,132)	(1,409,929)
Foreign exchange gain	-	151,049	-	-	151,049
Depletion	-	(106,491)	-	-	(106,491)
Amortization expense	(25,974)	(27,033)	-	-	(53,007)

Write-off of oil and gas properties	-	(2,532,027)	(230,778)	(20,929)	(2,783,734)

Net income/(loss)	(591,835)	(1,953,123)	(242,751)	(39,061)	(2,826,770)

Plant and equipment	-	4,537,115	966,635	2,047,873	7,551,623
Due from related parties	-	55,410	24,474	(27,819)	52,065
Current assets	516,174	1,625,263	10,013	6,807	2,158,257
Total assets	516,174	6,217,788	1,001,122	2,026,861	9,761,945

Specific Items:
Purchase of property and equipment	-	(11,259)	-	-	(11,259)

NOTE 17 – SALES TO SIGNIFICANT CUSTOMERS

The Company made oil sales of $67,015 (2003: $148,991; 2002: $1,817,257) to Shell (Petroleum Mining) Company Ltd and $154,906 (2003:nil and 2002:nil) to Swift Energy (NZ) Limited during the year.

The Company delivered gas worth $145,443 to NGC New Zealand Ltd under a prepaid gas agreement (refer to Note 13).

NOTE 18 - DIFFERENCES BETWEEN NEW ZEALAND AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) which conform in all material respects with New Zealand generally accepted accounting principles (NZ GAAP) except for the following differences:

a)	Stockholders’ Equity

A previous reconciling difference, as reported in 2003, existed between NZ and Canadian GAAP relating to the recognition of stock based compensation expenditure. Canadian GAAP requires all stock options to be recognized using a fair value based approach. For the purposes of NZ GAAP, there was no previous requirement to record the fair value of stock options granted.

For the year ended 31 December 2004, the company has elected to early adopt NZIFRS 2 Share Based Payments. NZIFRS 2 requires stock options issued to be measured and recognized in the financial statements using a fair value based approach. NZIFRS 1 First time adoption encourages, a first time adopter to apply NZIFRS 2 to equity instruments that were granted on or before 7 November 2002. As a result the company has retrospectively applied NZIFRS 2 from 1 January 2002, consistent with the adoption of the fair value method under Canadian GAAP.

CONSOLIDATED STATEMENT OF CASH FLOWS

b)	Cash Flows from operating activities.

The Statement of Cash Flows is presented in Canadian GAAP using the indirect method. The Statement of Cash Flows under NZ GAAP requires the direct method to be used. Cash Flows for operating activities under the direct method are as follows:

For the years ended December 31	2004	2003	2002
Operating Activities

Cash inflows
Oil and gas proceeds	279,210	1,430,748	2,047,059
Interest received	326,012	57,624	29,518

Cash outflows
Payments to suppliers and employees	(695,757)	(4,060,841)	(2,798,337)
Net GST payments	25,470	(73,646)	(12,703)

Net cash inflows/(outflows) for operating activities	(65,065)	(2,646,115)	(734,463)

c)	Disclosure of Joint Venture Interests.

In accordance with SSAP 25 Accounting for Interests in Joint Ventures and Partnerships, which deals with the accounting and disclosure requirements of participants for interests in joint ventures, the company is required to disclose significant joint venture information for New Zealand reporting purposes.

The company held interests at December 31, in significant unincorporated joint ventures established to explore, develop and produce petroleum as follows:

New Zealand	2004	2003
	%	%
PMP 38153	45.00	45.00
PEP 38256 – Exploration [1]	46.16	30.00
PEP 38258 – Exploration	75.00	75.00
PEP 38330 – Exploration [2]	44.23	34.28
PEP 38716 – Exploration[3]	42.40	42.40
PEP 38718 – Exploration [4]	12.50	10.00
PEP 38736 – Exploration	45.00	45.00
PEP 38738 – Exploration [5]	36.50	33.50
PEP38738 Deep – Exploration [6]	25.10	-
PEP 38480 – Exploration	75.00	75.00
PEP 38741 – Exploration	30.00	30.00
PEP 38746 – Exploration [7]	50.00	25.00
PEP 38748 – Exploration	25.00	25.00
PEP 38753 – Exploration [8]	60.00	30.00
PEP 38765 – Exploration [9]	27.50	-
PEP 38766 – Exploration [9]	25.00	-
PEP 38768 – Exploration [9]	50.00	-
Australia
AC/P 19 [10]	100.00	100.00
AC/P 31 [10]	-	100.00
AC/P 26 [10]	-	50.00
Papua New Guinea
PPL 228 [11]	10.00	10.00
PPL 235 - Exploration	100.00	100.00
PRL 4 –Retention	7.50	7.50
PRL 5 –Retention	7.50	7.50

The financial statements of all joint ventures are unaudited.

1.
Orion Exploration Limited transferred 5.38% interest in PEP38256 to the company on August 18, 2004. Magellan Petroleum (NZ) Limited transferred 16.16% interest in PEP38256 to the company on November 9, 2004.

2.	On March 25, 2004 a further 9.95% interest was acquired in PEP38330 on withdrawal of other participants.
3	Subsequent to December 31, 2004 the Company has increased its interest in PEP 38716 to 52.924% subject to finalization of agreements.
4.	Subsequent to balance date the Company has given notice to the other joint venture participants in PEP 38718 of its intention to withdraw from the permit, subject to finalization of the deed of assignment.
5.
A subsidiary of the company relinquished its rights to a royalty from Rata Energy Limited and Cheal Petroleum Limited and Cheal Petroleum Limited assigned a 3.0% interest to the company on June 15, 2004.

6.	On July 27, 2004 a consent was provided to a joint venture operating agreement in respect to PEP38738 Deep Petroleum.
7.	On April 6, 2004 a further 25.0% interest was transferred in PEP38746 on withdrawal of a previous participant.
8.	On August 25, 2004 a further 30.0% interest was transferred in PEP38753 on withdrawal of a other participants.
9.	Permits PEP 38765, PEP38766 and PEP 38768 were granted in February 2004. PEP 38765 replaces PPP38761. In February 2005, the PEP 38768 joint venture has applied to surrender the permit.

10.
The Company applied for extension on AC/P 19 and AC/P 31 work programmes that were due to be completed by December 29,  2003. An extension of the permit work obligation on AC/P 19 was granted but the AC/P 31 extension was declined by the  authorities and an appeal was not pursued. At balance date the permit extension in respect of AC/P 19 was suspended and whilst  the Company continues to pursue farm out arrangements for future work programme commitments it has written off all capitalized  petroleum expenditures. At balance date the permit extension in respect of AC/P 19 was suspended; and whilst the Company  continues to pursue farm-out arrangements for future work program commitments, it has written off all capitalized petroleum  expenditure. The Company has transferred its 50% interest in AC/P26 to current participant Hardman Resources Ltd, in exchange  for the grant of an option to participate up to a 20% level in the drilling of the Anson West Prospect, when and if drilled by Hardman.  TheCompany has received no advice of any planned drilling in the Hanson West prospect, and has adjusted the carrying value to reflect this.

11.	Subsequent to balance date the PPL 228 joint venture did not accept the top file permit offered over the similar area and the joint venture has relinquished its interest in this permit area.

The contribution made by joint ventures to the consolidated results was to increase revenues by $212,458  (2003: $172,715) and expenses by $168,133 (2003: $120,605). The consolidated proportion of joint  venture assets and liabilities do not represent a material portion of the company’s asset and liabilities.  The total value of consolidated joint venture assets is $444,602 and liabilities $67,966.

d)	Disclosure of Parent Company Accounts.

On September 29, 2003, the Company became subject to section 15 of the New Zealand Financial Reporting Act when it registered on the NZX (New Zealand Stock Exchange). Under this requirement the Company is required to disclose the Company’s parent accounts separately. In 2003 the Company received an exemption from the NZX to disclose audited parent company accounts. As 2004 is the first year the company is subject to this requirement, the 2003 parent company accounts were not audited. Thus the comparative figures set out below are unaudited.

Parent Company Accounts - Statement of Financial Position
(Expressed in United States Dollars)
For the years ended December 31	2004	2003 (Unaudited)
	$	$

Assets
Current
Cash and cash equivalents	308,664	125,296
Accounts receivable	705	4,847
Prepaid expenses and deposits	6,554	11,077
	315,923	141,220

Deferred offering costs	-	408,083
Investment in/Advance to subsidiaries	15,805,012	9,087,109
Total Assets	16,120,935	9,636,412

Liabilities
Accounts payable and accrued liabilities	120,747	67,116
Total Liabilities	120,747	67,116

Stockholders’ Equity
Common stock without par value (Note 9);
unlimited number of shares authorized;
Issued and outstanding 17,720,045 shares	32,683,328	20,478,365
Contributed surplus	361,854	417,392
Accumulated deficit	(17,044,994)	(11,326,461)
Total Stockholders’ Equity	16,000,188	9,569,296
Total Liabilities and Stockholders’ Equity	16,120,935	9,636,412

Parent Company Accounts - Statement of Financial Performance
(Expressed in United States Dollars)
For the years ended December 31	2004	2003 (Unaudited)
	$	$
Expenses
General and administrative	1,803,194	(140,754)
Adjustment to investment in subsidiaries	3,945,092	(47,354)
Stock option compensation	(11,450)	143,312
expense/(recovery)
Total Expenses	5,736,836	(44,796)
Other Income
Interest income	18,303	2,820
Net income/(loss) for the year	(5,718,533)	47,616
Deficit, beginning of year	(11,326,461)	(11,374,077)
Deficit, end of year	(17,044,994)	(11,326,461)
Basic earnings/(loss) per share	(0.42)	0.01
Diluted earnings/(loss) per share	(0.42)	0.01

Parent Company Accounts - Statement of Cash Flows
(Expressed in United States Dollars)
For the years ended December 31	2004	2003 (Unaudited)
	$	$
Net Cash from/(used in) Operating Activities
Cash provided from/(used in):
Interest income received	18,303	2,819
Receipts from customers	8,665	(10,568)

Net Cash from/(used in) Investing Activities
Cash provided from/(used in):
Payment to suppliers	(1,749,563)	273,229
Advances to subsidiaries	(9,719,470)	(651,003)

Net Cash from/(used in) financing Activities
Proceeds from issue of shares	11,125,433	0
Proceeds from issue of convertible notes	500,000
Total movement in cash balances	183,368	(385,523)
Cash balances at beginning of year	125,296	510,819
Cash balances	308,664	125,296

Under the New Zealand Financial Reporting Standards, the Company is required to disclose the audit fee of $141,139 for 2004 (2003:$88,912).

NOTE 19 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in some respects from United States GAAP. Any differences in accounting principles as they pertain to the accompanying consolidated financial statements were insignificant except as described below.

Reconciliation of Net Loss and Loss per share under Canadian GAAP to U.S. GAAP

	Year	Year	Year
	Ended	Ended	Ended
	December 31	December 31	December 31
	2004	2003	2002
		(Restated) (1)
Net (loss)/profit for the year under Canadian GAAP	(5,718,533)	47,616	(2,826,770)

Add back Canadian GAAP compensation cost (d)	(11,450)	143,312	274,080
Stock option compensation cost (d)
Employees	(4,919)	(174,316)	(35,524)
Contractors	1,141	(21,681)	69,921
Common stock and warrant issuance expense (d)	-	-	(778,750)
Compensation expense of new Series A warrants (d)	-	(260,303)	-
Interest expense on the redemption value of
special class shares (b)	-	(5,732)	-
Interest on prepaid gas agreement	-	(47,291)	-
Beneficial conversion features (a)	(225,503)	-	-
NZ tradable warrants unrealised expense (c)	(804,935)	-	-
NZ tradable warrants realised expense (c)	(2,670,591)	-	-
Net loss for the year under US GAAP	(9,434,790)	(318,395)	(3,297,043)
Weighted average number of shares under US GAAP
Basic	13,627,617	7,739,324	6,869,461
Diluted	13,627,617	7,739,324	6,869,461
Loss per share under US GAAP
Basic	(0.69)	($0.04)	($0.48)
Diluted	($0.69)	($0.04)	($0.48)
[1] Net loss and loss per share under US GAAP for the year ended December 31, 2003 have been restated as described below in note (e).

Accumulated deficit under Canadian GAAP and U.S. GAAP

	As at		As at		As at
	December 31 2004		December 31 2003		December 31 2002
	Canadian	US	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
				(restated) (1)
Accumulated deficit, beginning of year	(11,326,461)	(14,241,884)	(11,374,077)	(13,923,489)	(8,547,307)	(10,626,446)
Net loss	(5,718,533)	(9,434,790)	47,616	(318,395)	(2,826,770)	(3,297,043)

Accumulated deficit, end of year	(17,044,994)	(23,676,674)	(11,326,461)	(14,241,884)	(11,374,077)	(13,923,489)
[1] Accumulated deficit under US GAAP for the year ended December 31, 2003 has been restated as described below in note (e).

Equity reconciliation from Canadian GAAP to U.S. GAAP

	As at	As at	As at
	December 31 2004	December 31 2003	December 31 2002
		(restated)
Total Equity under Canadian GAAP	16,000,188	9,569,296	9,378,368
Fair Value of unsettled derivative exercised (e)	(960,620)	-	-
Imputed interest on Special Class Shares (b)	-	(5,732)	-
Interest on prepaid gas revenue	(47,291)	(47,291)	-
Total Equity under US GAAP	14,992,277	9,516,273	9,378,368
[1] Accumulated deficit under US GAAP for the year ended December 31, 2003 has been restated as described below in note (e).

Balance sheet under Canadian GAAP and U.S. GAAP

	As at		As at		As at
	December 31 2004		December 31 2003		December 31 2002
	Canadian	US	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
				(restated) (1)
Assets
Current
Cash and cash equivalents	11,187,924	11,187,924	2,234,287	2,234,287	1,292,827	1,292,827
Accounts receivable	480,499	480,499	872,532	872,532	709,895	709,895
Inventory	98,518	98,518	-	-	5,423	5,423
Prepaid expenses and deposits	467,097	467,097	273,994	273,994	150,112	150,112
	12,234,038	12,234,038	3,380,813	3,380,813	2,158,257	2,158,257
Deferred offering costs	-	-	408,083	408,083	-	-
Due from related parties	-	-	-	-	52,065	52,065
Property and equipment	5,649,110	5,649,110	8,336,771	8,336,771	7,551,623	7,551,623
Total Assets	17,883,148	17,883,148	12,125,667	12,125,667	9,761,945	9,761,945
Liabilities
Current

Accounts payable and accrued liabilities	401,600	448,891	198,886	246,177	383,577	383,577
Prepaid gas revenue (e)	-	-	1,258,033	1,258,033	-	-
	401,600	448,891	1,456,919	1,504,210	383,577	383,577
Prepaid gas revenue (e)	1,324,785	1,324,785	-	-	-	-
Asset retirement obligations	156,575	156,575	155,927	155,927	-	-
Special class shares of subsidiary (b)	-	-	943,525	949,257	-	-
Warrants liability (c)	-	960,620	-	-	-	-
Total Liabilities	1,882,960	2,890,871	2,556,371	2,609,394	383,577	383,577
Stockholders' Equity
Paid in capital (a), (c), (d), (e)	33,045,182	38,668,951	20,895,757	23,758,157	20,752,445	23,301,857
Accumulated deficit (a), (b), (c), (d), (e)	(17,044,994)	(23,676,674)	(11,326,461)	(14,241,884)	(11,374,077)	(13,923,489)
Total Stockholders' Equity	16,000,188	14,992,277	9,569,296	9,516,273	9,378,368	9,378,368
Total Liabilities and Stockholders' Equity	17,883,148	17,883,148	12,125,667	12,125,667	9,761,945	9,761,945
[1] Balance sheet under US GAAP for the year ended December 31, 2003 has been restated as described below in note (e).

(a)	Convertible Instrument with Beneficial Conversion Feature

Emerging Issues Task Force (“EITF”) issue No. 00-27 requires an imputed interest expense be recognised for convertible instruments with beneficial conversion features. The expense is calculated as the excess of (1) the fair value of the common shares issuable upon conversion over (2) the proportionate share of the carrying value of the convertible instrument allocated to those common shares based on their relative fair value compared to all instruments to be issued upon conversion.

On January 5, 2004, the Company issued convertible notes with a face value of $500,000. The notes were convertible into one unit at $1.15. Each unit consists of one common share and one warrant. At issuance, the fair value of the units exceeded the carrying value of the convertible notes. For US GAAP, the Company recognised $225,503 of imputed beneficial conversion interests costs.

(b)	Special Class Shares

Under US GAAP, the carrying value of Special Class shares should reflect the expected redemption value of the shares at the end of the period. Consequently, for the period ended December 31, 2003, an accretion expense of $5,732 was recognised to reflect an increase in the carrying value of the special class shares to their expected redemption value.

On November 12, 2003 the Special Class shareholders signed a conditional share exchange agreement. On January 5, 2004 the conditions of the exchange agreement were met, resulting in the issuance of one unit of every 1.35 Special Class shares. Each unit consisted of one common share and one half-warrant in the Company. The 555,569 warrants were exercisable at a price of NZ$1.85 any time before January 5, 2004. Upon issuance of the units by the Company the fair value of the warrants were classified as a liability in accordance with SFAS 133 (see note 19(c)) with the residual of the Special Class share carrying value allocated to Paid in Capital.

(c)	Derivative Contracts

During the year the Company issued two series of share purchase warrants with exercise prices stated in New Zealand dollars. These warrants require physical settlement in common shares of the Company. The Company’s functional currency is in US dollars. Typically, contracts indexed to a company’s own stock do not meet the definition of a derivative. However, guidance provided by the Derivatives Implementation Group in Issue C8 states the difference between the currency of the stated exercise price and the functional currency gives rise to an embedded derivative. Furthermore, SFAS 133, Accounting for Derivative Instruments and Hedging Activity, provides that when an embedded derivative cannot be separated from its host contract, that contract must be treated as a derivative in its entirety. Accordingly, warrants with a stated exercise price in New Zealand dollars are considered derivatives for the purposes of US GAAP.

SFAS 133 requires that derivatives be recognised as an asset or liability and measured at fair value over their life. Changes in fair value are charged to net earnings. During the year the change in fair value of those contracts settled resulted in a net realised loss of $2,670,591 for the purposes of US GAAP. Warrants outstanding at 31 December 2004 must be recognised at their fair value with the change in fair value charged to the net earnings. Consequently, at December 31, 2004, a liability of $960,620 was recognised in relation to the fair value of unexercised warrants.

Upon settlement, the carrying value of the liability or asset is de-recognised and treated as paid-in capital.

(d)	Stock Based Compensation.

In 2002 the Company prospectively adopted CICA Handbook section 3870, Stock Based Compensation. This standard requires the Company to record a compensation expense over the vesting period of the options based on the fair value of the options at grant date. Upon exercise of the options, the value of expense previously recognised is reallocated from contributed surplus to share capital. Under Canadian GAAP a stock option compensation cost recovery of $11,450 was recognised for the period ended December 31, 2004 (2003; $143,312; 2002: $274,080).

For US GAAP, the Company has applied Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, to all stock options granted to employees. Under APB 25, the intrinsic value model is followed and compensation cost is recognised if the market price of the Company’s common shares exceeds the exercise price on the date of the grant. During 2001 the Company re-priced all outstanding options. The re-priced options are accounted for under variable accounting and compensation cost is recognised for the difference between the exercise price and the market price of the common shares until such time as the options are exercised, expired or forfeited. During 2002 the Company granted 300,000 performance options to employees. No compensation cost has been recognized for these options as the performance criteria have not yet been met. Compensation cost will be recognized if and when the performance criteria are met, based on the excess of market price over exercise price at that date.

For stock options issued to non-employees the Company has adopted SFAS 123, Share based payments, for US GAAP purposes. CICA section 3870 is consistent with the recommendations of SFAS 123. The additional compensation costs recognized under US GAAP for non-employees results from the revaluation of options granted prior to the date of adoption of the CICA section 3870.

In 2003 an amendment to the terms of Series A warrants was considered a grant of new warrants under SFAS 123. (refer to Note 9(d) of the Company’s 2004 Financial Statements). Consequently, compensation expense of $260,303 was recognised to reflect the amended terms of the warrants. The compensation expenses were calculated using the Black-Scholes pricing model with the following assumptions:

Expected dividend yield	0.00%
Expected price volatility	55.76%
Risk-free interest rate	1.28%
Expected life of option	1.04 years

The 2002 Common Stock and Warrant issuance expense of $778,750 comprised a discount on shares  issued to insiders on September 12, 2002 and the fair value of warrants issued on the same date. The  discount on the 1,250,000 common shares was calculated as the difference between the market value at  the date of issue ($1.10) and the discounted share price ($0.80) and applied to the total number of shares  issued. The fair value of each warrant is estimated using the Black-Scholes pricing model with the  following assumptions:

Expected dividend yield	0.00%
Expected price volatility	55.76%
Risk-free interest rate	2.96%
Expected life of option	0.67 years

(e)	Restatement of 2003 Comparative

The US GAAP information for the year ended December 31, 2003 has been restated. An advance received in 2003 under the prepaid gas agreement was previously recorded as a loan at the face value discounted by an imputed interest rate of 8%, resulting in a discount of $688,282 which was recorded as a credit to equity, and the discount was amortized to interest expense for an amount of $46,966 in the year ended December 31, 2003.

The balance of the gas prepayment outstanding at April 2013, originally disclosed as “non-interest bearing”, is in fact interest bearing if repaid in cash. As a result interest should not have been imputed under US GAAP. The amount received should have been recorded as a liability at face value consistent with the accounting method under Canadian GAAP. For US GAAP an interest expense amounting to $47,291 has been accrued at year end calculated on the balance of the prepayment at the average New Zealand bank bill rate.

The impact of this US GAAP restatement, which has no impact on the Canadian GAAP financial statements, is as follows:

	Previously reported	As restated
Net loss	$(318,070)	$(318,395)
Loss per share	($0.04)	($0.04)
Liabilities	$1,920,787	$2,609,394
Paid-in capital	$24,446,439	$23,758,157
Accumulated deficit	$(14,241,559)	$(14,241,884)

(f)	New Accounting Pronouncements

SFAS 123(R)

In 2004, FASB issued revised SFAS 123(R), Share-Based Payment. This amended statement eliminates the alternative to use Accounting Principles Board (“APB”) Opinion No. 25’s intrinsic value method of accounting, as was provided in the originally issued Statement 123. As a result, public entities are required to use the grant-date fair value of the award in measuring the cost of employee services received in exchange for an equity award of equity instruments. Compensation cost is required to be recognized over the requisite service period. For liability awards, entities are required to re-measure the fair value of the award at each reporting date up until the settlement date. Changes in fair value of liability awards during the requisite service period are required to be recognized as compensation cost over the vesting period. Compensation cost is not recognized for equity instruments for which employees do not render the requisite service. This amended statement is effective the beginning of the first interim or annual reporting period that begins on or after June 15, 2005. The Company is currently assessing the impact of this amendment.

SAB 106

In September 2004, the Securities and Exchange Commission issued Staff Accounting Bulletin 106 (“SAB 106”) regarding the application of FAS 143 by oil and gas producing entities that follow the full cost accounting method. SAB 106 states that after the adoption of FAS 143 the future cash flows associated with the settlement of asset retirement obligations that have been accrued on the balance sheet should be excluded from the computation of the present value of estimated future net revenues for purposes of  the full cost ceiling test calculation. The company has not assessed the impact on the results of the  ceiling test or depletion, depreciation and amortization calculations of not adopting SAB 106 in the fourth  quarter of 2004. The company will adopt SAB 106 from  1 January 2005.

Index to Exhibits

Exhibit Reference	Exhibit Description	Reference
1.1	Articles of Continuance of the Company	[1]
1.2	Certificate of Amendment of the Company	[2]
1.3	Bylaws of the Company (amended 2005)	Filed
2.1.1	TSX-V listing application	[3]
2.1.2	NZSX Prospectus and Investment Statement	[4]
2.1.3	AMEX listing agreement	Filed
4.1.1	Asset Purchase Agreement between the Company and Trans-Orient Petroleum Ltd.	[5]
4.1.2	Variation to Asset Purchase Agreement between the Company and Trans-Orient Petroleum Ltd.	[6]
4.1.3	Warrant Amendment Agreement	[12]
4.2	Form of Stock Option Agreement for all vesting options granted to named directors and officers	[7]
4.3	Stock Option Agreement with David Bennett for performance vesting options	[8]
4.4	Farm-out Agreement between the Company and Krystal Corporation Pte Ltd	[7]
4.5.1	Form of Subscription Agreement between the Company, Indo-Pacific Energy (NZ) Limited and subscribers to IPENZ	[7]
4.5.2	Form of Share Exchange Agreement between the Company, Indo-Pacific Energy (NZ) Limited and subscribers to IPENZ	[12]
4.6	Gas Pre-purchase and Option Agreement between the Company and NGC New Zealand Limited	Filed [14]
4.7.1	Form of Asset Purchase Agreement – for each of PEP 38716, PEP 38728 and PEP 38716	[7]
4.7.2	Agreement for Sale & Purchase of Data and Shares in Bligh Oil & Minerals NZ Limited	[7]
4.8	2004 Share Option Plan	[12]
4.9.1	Petroleum Products Sale & Purchase Agreement between Ngatoro Energy Limited and Greymouth Petroleum Acquisition Company Limited	[12]
4.9.2	Sale Deed for PMP38148 interest between Ngatoro Energy Limited and Southern Petroleum (Ohanga) Limited	[12]
4.10	Report of Reserves Form 51-101F1	[8]
4.11	Form of Convertible note issued by the Company January 2004	[12]
4.12	Report on Reserves and Resource Potential by Sproule International Limited	[13]
8	List of Subsidiaries of the Company	Filed
11	Code of Ethics	[8]
12.1	Section 302 Certification of CEO	Filed
12.2	Section 302 Certification of CFO	Filed
13.1	Section 906 Certification of CEO	Filed
13.2	Section 906 Certification of CFO	Filed
15.2.1	Change of auditor papers January 2004	[10]
15.2.2	Change of auditor papers April 2004	[11]

[1]	Incorporated by reference as previously included in Form 10-12G filed April 8,1998.
[2]	Incorporated by reference as previously included in a Form 6-K filed December 31, 2003.
[3]	Incorporated by reference as previously included in a Form 6-K filed January 6, 2004.
[4]	Incorporated by reference as previously included in a Form 6-K filed November 28, 2003.
[5]	Incorporated by reference as previously included in our Form 8-K filed on April 13, 2000.
[6]	Incorporated by reference as previously included in our Form 20-F filed for the year ended December 31, 2001.
[8]	Incorporated by reference as previously included in a Form 6-K filed April 23, 2004.
[9]	Available on the Company’s website at www.austral-pacific.com
[10]	Incorporated by reference as previously included in a Form 6-K filed January 22, 2004.
[11]	Incorporated by reference as previously included in a Form 6-K filed May 27, 2004.
[13]	Incorporated by reference as previously included in a Form 6-K filed May 25, 2005.
[14]	Previously included in our Form 20-F filed for the year ended December 31, 2002, without a handwritten amendment made at the time of execution, now re-filed with amendment included.