Form 20-F
period 2005-12-31
AUSTRAL PACIFIC ENERGY LTD
filed 2006-06-29
CIK 1041829

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission file number: 0-29344

AUSTRAL PACIFIC ENERGY LTD.
(Exact name of Registrant specified in its charter)

YUKON TERRITORY, CANADA
(Jurisdiction of incorporation or organization)

Level 3, 40 Johnston Street, Wellington, New Zealand, 6145
(Address of principal executive offices)

COMMON SHARES WITHOUT PAR VALUE
(Title of Class)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Common Shares on American Stock Exchange, TSX Venture Exchange, New Zealand Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
22,666,453 common shares as of December 31, 2005

Indicate by check mark if the Registrant is a well known seasoned issuer as defined in Rule 405 of the Securities Act.
Yes [  ] No [X]

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Yes [  ] No [X]

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d)
of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that
Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past
90 days.
Yes [X]  No [  ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer or non-
accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the
Exchange Act.

[  ] Large Accelerated Filer                      [  ] Accelerated Filer                       [X] Non-Accelerated Filer

 Indicate by check mark which financial statement item Registrant has elected to follow:
Item 17 [X]          Item 18 [  ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in
Rule 12b-2 of the Exchange Act): Yes [  ]         No [X]

GLOSSARY OF TERMS
The following terms as defined here are used throughout this filing:

Austral Pacific or Company refers to Austral Pacific Energy Ltd., a corporation organized and registered under the laws of Yukon, Canada, and includes its subsidiaries.

$ or dollar refers to the currency of the United States of America, unless otherwise noted in relation to a particular reference.

AMEX refers to the American Stock Exchange.

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

Farm-In or Farm-Out refers to a common form of agreement between or among petroleum companies where the holder of the petroleum interest agrees to assign all or part of its participating interest in the ownership to another party that is willing to fund agreed exploration activities which is usually equivalent to more than the proportionate interest assigned to such other party.

Fault is a fracture in a rock or rock formation along which there has been an observable amount of displacement.

Field is a geologically connected area of the subsurface that is producing, or has been proven to be capable of producing, hydrocarbons.

Formation is a reference to a group of rocks of the same age extending over a substantial area of a basin.

GAAP refers to generally accepted accounting principles.

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

Mbbls is one thousand barrels of crude oil or other liquid hydrocarbons.

MMcf is one million cubic feet of natural gas.

Mmscfd is one million standard cubic feet per day, a measure of natural gas at standard pressure and temperature.

NZSX refers to the New Zealand Stock Exchange, operated by NZX Limited from Wellington, New Zealand.

Participating Interest or Working Interest means an equity interest, as compared to a royalty interest, in an oil and gas property whereby the participating interest holder pays its proportionate or agreed percentage share of development and operating costs and receives its proportionate share of the proceeds of hydrocarbon sales after deduction of royalties due on gross income.

PEP is a Petroleum Exploration Permit as issued by the New Zealand government, each such permit being identified by number.

PMP is a Petroleum Mining Permit as issued by the New Zealand government, each such permit being identified by number.

Permit or Licence is an instrument granted by a sovereign government, allowing the holder the right in an area for a prescribed period of time to explore, develop or produce under specific contractual or legislative conditions.

Petrophysical refers to studies and interpretation based upon the theory and practice of measuring reservoir rock and fluid transport properties

PPL is a Petroleum Prospecting Licence as issued by the Papua New Guinea government, each such permit being identified by number.

PRL is a Petroleum Retention Licence as issued by the Papua New Guinea government, each such permit being identified by number.

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

Proved Developed Reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

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

Metric and Imperial Units – Conversion from metric units into imperial equivalents is as follows:

Metric Units	Imperial Units

hectare (ha)	2.471 acres

meter (m)	3.281 feet

kilometer (km)	0.621 miles (3,281 feet)

square kilometer (sq km)	247.106 acres

PRESENTATION OF INFORMATION

Austral Pacific Energy Ltd. conducts its operations directly and through subsidiaries. The term "Austral Pacific" or “Company” as used herein refers, unless the context otherwise requires, to Austral Pacific Energy Ltd. and its consolidated subsidiaries. Unless otherwise specified, all dollar amounts described herein are in United States currency. All references to daily production are before royalty, unless stated otherwise.

FORWARD LOOKING STATEMENTS

This Report includes statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this Report addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes that the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions, and including, but not limited to, the other risks and uncertainties identified under Item 3.D - Risk Factors of this Report.

PART I

ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.           KEY INFORMATION

A.           Selected financial data

The selected historical financial information presented in the table below for each of the years ended December 31, 2005, 2004, 2003, 2002 and 2001 is derived from the audited consolidated financial statements of Austral Pacific. The audited financial statements of Austral Pacific for the years ended December 31, 2005, 2004 and 2003 are included in this Filing. The selected historical financial information for the years ended December 31, 2002 and 2001 presented in the table below is derived from audited financial statements of Austral Pacific that are not included in this Filing. The selected financial information presented below should be read in conjunction with Austral Pacific's consolidated financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) elsewhere in this Filing.

The selected consolidated financial data has been prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). Selected financial data has also been provided under United States GAAP (“US GAAP”) to the extent that amounts are different. The consolidated financial statements included in Item 17 in this Filing are also prepared under Canadian GAAP. Included within these consolidated financial statements in Note 22 is a reconciliation between Canadian and US GAAP.

AUSTRAL PACIFIC ENERGY LTD. AND SUBSIDIARY COMPANIES
SELECTED FINANCIAL DATA AS OF AND FOR THE YEARS ENDED AS SHOWN
($000's except for share data)

Selected Income Statement Data
Amounts in accordance with Canadian GAAP
	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	December 31	December 31	December 31	December 31	December 31
	2005	2004	2003	2002	2001
	(restated)(1)
Oil and gas sales	1,779	212	173	1,846	3,744
Other income	544	326	58	29	94
Gain on license sales	-	-	3,896	53	-
Royalties	(75)	(15)	(34)	(184)	(370)
Production costs	(848)	(68)	(61)	(773)	(652)
Interest expense	-	(29)	-	-	-
Accretion expense	(18)	-	-	-	-
General and administrative expense (1)	(3,384)	(773)	(799)	(908)	(736)
Depletion	(365)	(86)	(26)	(106)	(266)
Litigation costs and settlement	-	-	(2,250)	-	-
Impairment of oil and gas properties	(438)	(5,288)	(909)	(2,784)	(706)
(Loss)/income from Operations	(2,805)	(5,719)	48	(2,827)	1,108
Other Items	-	-	-	-	-
(Loss)/income before income taxes	(2,805)	(5,719)	48	(2,827)	1,108
Income taxes	-	-	-	-	-
(Loss)/income for the year	(2,805)	(5,719)	48	(2,827)	1,108
(Loss)/income per share	(0.14)	(0.42)	0.01	(0.41)	0.17
Dividends declared per share	-	-	-	-	-
(1) As restated - refer Financial Statements Note 21

Amounts in accordance with US GAAP

General and administrative expense	(3,318)	(788)	(852)	(600)	(1,641)
Interest expense	-	(29)	(53)	-	-
Beneficial conversion expense	-	(226)	-	-	-
Common stock and warrant issuance expense	-	-	-	(779)	-
Compensation expense - Series A warrants	-	-	(260)	-	-
NZ tradable warrants expense	99	(3,476)	-	-	-
(Loss)/income from Operations	(3,185)	(9,761)	(329)	(3,327)	109
(Loss)/income for the year	(2,641)	(9,435)	(318)	(3,297)	204
(Loss)/income per share	(0.14)	(0.69)	(0.04)	(0.48)	0.03

Selected Balance Sheet Information
Amounts in accordance with Canadian GAAP
	As at	As at	As at	As at	As at
	December 31	December 31	December 31	December 31	December 31
	2005	2004	2003	2002	2001
	(restated)(1)
Working capital	14,837	11,832	1,924	1,775	2,739

Current Assets	16,779	12,234	3,381	2,158	3,699
Due from Related Parties	-	-	-	52	28
Investments	84	-	-	-	-
Oil and gas properties	10,804	5,488	8,306	7,523	8,094
Property & Equipment	540	161	30	28	70
Deferred offering costs	-	-	408	-	-
Total assets	28,207	17,883	12,126	9,762	11,891

Current liabilities	1,942	402	1,457	384	960

Long-term liabilities	1,593	1,481	1,099	-	-
Share Capital	43,499	32,683	20,478	20,478	19,478
Contributed surplus (1)	1,024	362	417	274	-
Accumulated deficit (1)	(19,851)	(17,045)	(11,326)	(11,374)	(8,547)
Shareholders' equity	24,672	16,000	9,569	9,378	10,931
(1) As restated - refer Financial Statements Note 21
Amounts in accordance with US GAAP
Current Assets	16,779	12,234	3,381	2,158	3,699
Total assets	28,207	17,883	12,126	9,762	11,891
Current liabilities	1,989	449	1,504	384	960

Long-term liabilities	1,593	2,442	1,105	0	-

Paid in capital	50,943	38,669	23,758	23,301	21,557
Accumulated deficit	(26,317)	(23,677)	(14,242)	(13,923)	(10,626)
Shareholders’ equity	24,625	14,992	9,516	9,378	10,931

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

The Company’s principal long term objective is to grow the Company into an oil and gas exploration, development and production company, with internally generated oil and gas sales revenues sufficient to maintain a selective grass roots exploration program to augment and replace produced reserves. The Company seeks additional reserves and production growth through carefully considered acquisitions of additional oil and gas properties. The Company plans to expand as, and when, available cash flow and meritorious opportunities permit. Its long term goal is to maximise capital appreciation of the Company's common shares to reflect management’s perceived value of its existing assets and potential resources not yet discovered.

Management will continue to evaluate prospects on an ongoing basis in a manner consistent with industry standards and company strategy. The long term commercial success of the Company depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. The Company focuses its efforts mainly in the Taranaki region of New Zealand, where sizable tracts of acreage can be accumulated, a positive history of oil exploration success exists and, even though the acreage is relatively under-explored, geological conditions are favorable for hydrocarbon accumulation. The Taranaki region is where the Company’s manpower, expertise and technical resources are already principally deployed.

No assurance can be given that the Company will be able to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, the Company may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment, or recovery of drilling, completion and operating costs. Geological conditions are variable and of limited predictability. Even if production is commenced from a well or field, production will inevitably decline over the course of time, reducing the operating profitability of the Company.

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

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of local and international conventions, laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. Exploration legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material.

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

The Company is not aware of any present material liability related to environmental matters. However, it may, in the future, be subject to liability for environmental offences of which it is presently unaware.

Oil and Natural Gas Market

The operations and earnings of the Company and its subsidiaries are also affected by local, regional and global events or conditions that affect supply and demand for oil and natural gas. These events or conditions are generally not predictable and include, among other things, the development of new supply sources, supply disruptions, weather, international political events, technological advances, and the competitiveness of alternative energy sources or product substitutes.

The availability of a ready market for oil and gas discovered by the Company depends on numerous factors beyond its control, including the proximity and capacity of natural gas pipelines and the effect of regional or national regulations.

Both oil and natural gas prices are subject to fluctuation. The economics of producing from some wells may change as a result of lower prices, which could result in a reduction in the volumes produced by the Company. Any material decline in prices could result in a reduction of the Company’s net production revenue. The Company might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in the Company’s net production revenue causing a reduction in its oil and gas acquisition and development activities. Although the Company currently does not do so, in order to partially hedge the effect of fluctuating oil and natural gas prices, the Company may in the future enter into oil and/or natural gas price swaps that fix the price that the Company will receive on a portion of its production for a specified period of time.

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

Certain of the Company’s customers and potential customers are themselves exploring for oil and natural gas, and the results of such exploration efforts could affect the Company’s ability to sell or supply oil or gas to these customers in the future. The Company’s ability to successfully bid on and acquire additional property rights, discover reserves, participate in drilling opportunities and identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with future industry participants and joint venturers, and its ability to select and evaluate suitable properties and consummate transactions in a highly competitive environment.

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

There is no assurance that market conditions will continue to permit the Company to raise funds if required, or that the Company will be able to enter into agreements with third parties to fund permit obligations or be able to renegotiate such obligations. The Company faces competition from other oil companies for oil and gas properties and investor dollars. The Company seeks to minimize these effects by focusing on the market niches of exploration and early development stage properties where its technical competence and experience give it a credible advantage.

If the Company’s cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements. If the Company is unable to fund its permit obligations by share issues or farm-out agreements or to renegotiate such obligations, the Company may be unable to carry out its plan of operations and may be forced to abandon or forfeit some of its permit interests, or reduce or terminate its operations.

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

Uncertainty of Reserves Figures

Estimates of production expenditures, revenues and reserves will likely vary from actual, and these variances may be material. Estimates of oil and gas reserves are interpreted from geological, petro-physical and reservoir engineering data. Such interpretations are inherently uncertain, as are the projections of future rates of production and timing of development expenditures. The accuracy of the reserves estimates is a function of the quality of available data, engineering and geological interpretation and judgment. Factors such as historical production from the area compared with production from other producing areas, assumed effects of governmental regulations, assumptions of future oil and gas prices, future operating costs, development costs and remedial and work-over costs, will affect the estimates of economically recoverable quantities and of future net cash flow. Any significant variance in the assumptions could materially affect the estimated quantity and value of reserves.

No Assurance of Earnings

The Company currently has one oil and gas property nearing the production stage. The Company has an accumulated deficit from its historical operating results and there is no assurance that the business of the Company will be profitable in the future. The Company cannot guarantee that it will continue generating revenues in the future. A failure to generate revenues may cause the Company to eventually go out of business. The Company has not paid dividends at any time in its history to date and there is no assurance that the Company will pay a dividend at any time in the future.

Reliance on Operators and Key Employees

To the extent the Company is not the operator of its oil and gas properties, the Company depends on third party operators for the timing of activities related to such properties and may be largely unable to direct or control the activities of the operators, except through joint venture participation and voting. In addition, the success of the Company will be largely dependent upon the performance of its key employees and on the advice and project management skills of various consulting geologists, geophysicists and engineers retained by the Company from time to time. Although there are other personnel available in the sector who could replace Company explorationists, there is likely to be some difficulty in finding immediate replacements of suitable calibre.

Risks Relating to Papua New Guinea

Some of the Company’s oil and gas interests are located in Papua New Guinea, a developing country which has historically experienced periods of civil unrest and political and economic instability. Oil and gas exploration and development activities in this jurisdiction may be affected in varying degrees by political instability, government regulations relating to the oil and gas industry and foreign investors, and the policies of other countries in respect of Papua New Guinea. Exploration or development activities in Papua New Guinea may require protracted negotiations with local and national governments, companies and third parties and may be subject to economic and political considerations, such as taxation, nationalisation, expropriation, inflation, currency fluctuations, increased regulation and approval requirements, governmental regulation and the risk of actions by lawless factions, any of which could adversely affect the economics of exploration or development projects.

Any changes in regulations or shifts in political condition are beyond the control of the Company and may adversely affect its business.

Infrastructure development in Papua New Guinea is limited. In addition, the Company’s properties are located in remote areas, which may prove difficult to access. These factors may affect the Company’s ability to explore and develop its properties and to store and transport its oil and gas production. There can be no assurance that future instability in Papua New Guinea will not have a material adverse effect on the Company’s financial condition or operations.

Currency Fluctuations and Foreign Exchange

The practice of the Company is to raise its equity in United States dollars. However when the Company listed on the New Zealand stock exchange, equity was also raised in New Zealand dollars. The Company holds cash denominated in both United States and New Zealand currency. The Company’s current property acquisition and exploration commitments are denominated in United States and New Zealand dollars and, to a much lesser extent, in currencies of other countries. Papua New Guinea, in which the Company operates, may impose foreign exchange restrictions that may materially affect the Company’s financial position and results of operations in that country.

The Company does not currently hedge its exposure to currency rate changes, although it may choose to selectively hedge exposure to foreign currency exchange rate risk. The Company manages this risk to some degree by shifting a portion of its excess cash from one currency to another in a timely fashion. See also Item 5.A.3 – Foreign Currency Fluctuations.

Regulatory Requirements

The current or future operations of the Company, including development activities and commencement of production on its properties, require permits from various foreign and local governmental authorities. Such operations are and will be governed by laws and regulations governing oil and gas exploration and development, prices, royalties, allowable production, import and export of hydrocarbons, restrictions on the withdrawal of capital from a country in which the Company is operating, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection and other matters.

The Company’s operations require licences, permits and renewals of these from various governmental authorities. Management believes that the Company currently holds or has applied for all necessary licences and permits to carry on the activities which it is currently conducting under applicable laws and regulations in respect of its properties. The Company also believes that it is complying in all material respects with the terms of such licences and permits. However, the Company’s ability to obtain, sustain or renew such licences and permits on acceptable terms is subject to changes in regulations and policies and the discretion of the applicable governments.

Failure to comply with all applicable laws, regulations and license and permitting requirements may result in enforcement actions, including orders to cease or curtail operations, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in oil and gas operations may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations, licenses and permits governing operations and activities of oil and gas companies, or more stringent implementation of these, could have a material adverse impact on the Company and could cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new properties.

The Company believes that its operations comply with all applicable legislation and regulations and that the existence of such legislation and regulations have no more restrictive effect on the Company’s method of operations than on similar companies in the industry.

Labour Requirements

The Company may be required to hire and train local workers in its petroleum and natural gas operations. Some of these workers may be organised into labour unions. Any strike activity or labour unrest could adversely affect the Company’s ongoing operations and its ability to explore for, produce and market its oil and gas production.

Title Matters

The Company has investigated the rights to explore the various oil and gas properties it holds or proposes to acquire or participate in and, to the best of its knowledge, those rights are in good standing, except PRL 4, over which the Department of Petroleum and Energy in Papua New Guinea has issued a “Notice to Show Cause” which potentially could result in the cancellation of that licence. However, the Company believes that all work required to maintain the licence has been done.

No assurance can be given that applicable governments will not revoke, or significantly alter the conditions of, the applicable exploration and development authorisations and that such exploration and development authorisations will not be challenged.

In all cases, the terms and conditions of the permit or licence granting the right to the Company to explore for, and develop, hydrocarbons, prescribe a work programme and the date or dates by which such work programme must be done. Varying circumstances, including the financial resources available to the Company and reliance on third party operators in respect of its permits and licences, may result in the failure to satisfy the terms and conditions of a permit or licence and result in the complete loss of the interest in the permit or licence without compensation to the Company.

Such terms and conditions may be renegotiated with applicable regulatory authorities, but there is no assurance that the applicable authority will agree to the renegotiation offer.

The Company is not a majority interest owner in most of its properties and does not have sole control over the future course of development in those properties. Property interests may be subject to joint venture and other similar agreements which can give rise to interpretive disputes with other parties who are financially interested in the property.

The Company participates in its permits or licences with other industry participants, some of whom have access to greater or lesser resources from which to meet their joint venture capital commitments. If the Company is unable to meet its commitments, the other joint venture participants may assume some or all of the Company’s deficiency and thereby assume a pro-rata portion of the Company’s interest in any production from the joint venture area. If a participant in a joint venture, which participant has fewer resources than the Company, is unable to meet its commitments, it may delay or veto exploration or development plans which it cannot afford. This may delay the Company’s desired exploration or development programme and/or lead to the Company and other participants assuming all or some of that entity’s interest, and therefore meeting a pro- rata share of its required contributions, as well as receiving a pro-rata share of any production.

General claims of native peoples in New Zealand and Papua New Guinea may adversely affect the rights or operations of the Company, although the Company has not received any notice of any direct challenge to any of the Company’s titles or tenures.

Non-US Assets and Management

The Company is incorporated under the laws of the Yukon Territory, Canada, and all of the Company’s directors and officers are residents of countries other than the United States. Substantially all of the assets of the Company are located outside North America. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Company or upon its directors or officers, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. Furthermore, it may be difficult for investors to enforce judgments of the U.S. courts based on civil liability provisions of the U.S. federal securities laws in a foreign court against the Company or any of the Company’s non-U.S. resident officers or directors.

Public Market Risks

The Company’s shares are relatively illiquid in that they do not trade large volumes relative to other public companies. There can be no assurance that a stable or liquid market for the Company’s common shares will develop. If the Company fails to remain current in its filings with the SEC, Canadian and New Zealand regulatory authorities, the Company may lose its AMEX listing as well as its Canadian and New Zealand listings and the Company’s shareholders may not be able to resell their shares in the public market within the United States, as well as in the overseas markets.

Dilution, Change of Control

The Company’s Articles of Continuance authorise the issuance of an unlimited number of shares of common stock. The Company’s Board of Directors has the power to issue any further shares without stockholder approval, subject to compliance with the policies of the TSX-V and AMEX. The Company’s Board of Directors may issue some of such shares to acquire further capital in order to carry out its intended operations or expand its current operations, or to provide additional financing in the future. The issuance of any such shares may result in a reduction of the book value or market price of the outstanding shares of the Company’s common shares. If the Company does issue any such additional shares, such issuance will also cause a reduction in the proportionate ownership and voting power of all existing shareholders. Further, any such issuance may result in a change of control of the Company. TSX-V policies require the Company to obtain shareholder approval of any transaction which will result in the creation of a new control person.

Conflicts of Interest

Interests in some petroleum properties have been acquired in conjunction with TAG Oil Ltd. with which the Company had a common director throughout the period ending December 2005 and has certain common principal shareholders.

The Company owns shares in Rift Oil PLC (approximately 0.5% of issued share capital) to whom it has transferred an interest in a Papua New Guinea exploration licence under a farm-out arrangement. The Chief Executive Officer of Rift Oil PLC is both the Company’s former commercial manager as well as the spouse of the Company’s former Chief Executive Officer.

Certain of the directors of the Company are or were directors and/or officers of these other corporations, or of other corporations engaged in the petroleum exploration and development industry.

It is possible that conflicts of interest may arise between their duties as director and/or officer of the related companies, and as director or officer of the Company. The percentage participation of the Company and any other associated company in a property is determined by the Board of Directors of each such company independently, using the best business judgment of the Board.

Under the Company’s By-laws and the relevant legislation, any such conflict of interest is required to be disclosed and any contract in which a director or officer has a material interest must be referred to the Board of Directors for approval, and the interested director will not vote on any resolution given such approval.

Classification as a Passive Foreign Investment Company

The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the Internal Revenue Code of 1986, as amended, and believes it will be a PFIC for, at least, the following fiscal year. Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company’s shares. For an explanation of these effects on taxation, see Item 10.D - Taxation. U.S. shareholders and prospective holders of the Company’s shares are also encouraged to consult their own tax advisers.

ITEM 4.           INFORMATION ON THE COMPANY

A.           History and Development of the Company

1.	The Company’s legal and commercial name is: Austral Pacific Energy Ltd. It changed its name from “Indo-Pacific Energy Ltd” on December 31, 2003.

2.	The Company was incorporated on July 31, 1979 under the name Pryme Energy Resources Ltd. under the Company Act (British Columbia, Canada), and has operated continuously since that time.

3.

The Company is now domiciled in the Yukon in Canada, and operates as a corporation under the Business Corporations Act (Yukon). Subsequent to December 31, 2005, the Board of Directors of the Company resolved to propose the return of the Company’s incorporation to British Columbia to the annual meeting of shareholders in May 2006. That proposal was approved, but has not yet been implemented by the Board of Directors, which has the discretion to determine the timing of, or to abandon, implementation of this proposal.

Its registered office is care of its Yukon attorneys:

Macdonald & Company
Suite 200 Financial Plaza
204 Lambert Street
Whitehorse, YT, Y1A 3T2
CANADA

Its principal business offices are at:

Level 3, 40 Johnston Street

Wellington
NEW ZEALAND
Telephone Number: (644) 495 0888

4.           Important Events

During fiscal 2005 and up to the date of this report, the Company’s business has changed by the occurrence of the following important events:

At the Annual General Meeting of members on May 2, 2006, the members approved a proposal to return the Company’s incorporation to British Columbia, the adoption of new Articles and the authorization of a class of preferred shares. The Board of Directors has not yet moved to implement the proposals and has the discretion to determine the timing of, or to abandon, implementation of these proposals.

On October 13, 2005, the Company raised $10 million by the issue of 4 million units in a private placement, each unit consisting of one share and a half warrant. Two half warrants (full warrant) are exercisable for one share, at a price of US$3.50, at any time after February 13, 2006 but on or before October 13, 2006. The Company in its sole discretion may accelerate the expiry date if, for any ten consecutive trading days starting four months after the issue date (October 13, 2005), the closing price of the shares of the Company on any stock exchange or other quotation service on which it is listed or quoted is greater than US$4.50 during the first year following issue date. In the event the Company exercises this discretion the expiry date will be deemed to be amended to such date that is 30 days from the date on which the notice of acceleration of expiry date is provided by the Company. No shares have been issued under the warrants as at June 26, 2006.

On April 18, 2005, the Company commenced trading on the American Stock Exchange under the symbol AEN.

Consequent upon the Company’s January 2004 listings on the TSX-V and the NZSX, and the issuance of 4 million units, consisting of one common share and a half warrant expiring January 5, 2005, and certain other securities expiring on the same date, the Company issued 846,408 shares in first quarter 2005. 15,500 warrants were cancelled, unexercised.

5 & 6.   Principal Capital Expenditures & Divestitures

During the last 3 fiscal years, the Company has made several significant expenditures on and some divestitures of its oil and gas properties in the normal course of operations, having participated in the drilling of a number of wells and farmed-out of or farmed-in to a number of permit interests in that time. These are detailed in Item 4.D – Property, Plants and Equipment and in Note 20 (c) of the Company’s 2005 Financial Statements (Item 17).

In addition to these expenditures and divestitures, the Company sold its interest in New Zealand Petroleum Mining Permit 38148 (Goldie and Ngatoro fields) in 2003, also in the normal course of operations, as disclosed at Note 10(d) Commitments and Contingencies-Legal Settlement, of the Company’s 2005 Financial Statements (Item 17).

7.           Public Takeovers

The Company is not aware of any takeover of its shares by third parties, nor by the Company of any other company’s shares, either planned or having occurred in the last financial year, up to the date of this Report.

B.           Business Overview

1.           Nature of Operations

The Company is an oil and gas exploration and production company incorporated in Canada, and based in Wellington, New Zealand. The Company's focus is on the acquisition, exploration and development of properties in the Australasian region. The Company currently holds varying net interests equivalent to approximately 2.4 million acres of exploration permits in New Zealand (gross 3.5 million acres) and 0.3 million acres of exploration interests in Papua New Guinea (gross 1.0 million acres). Previously, the Company also had interests in Australia. The Company’s policy is to acquire interests, and, where possible, to manage its risk exposure by farming-out or joint venturing property interests to other industry participants.

The Company sells oil and gas from producing or pre-producing properties in which it holds an interest. During 2005, the Company sold all oil from its production testing of Cheal-A3X and Cheal-A4 wells at world parity price (less costs, fees and royalties). The Cheal joint venture has now suspended production in order to redevelop the field and optimise field production and oil sales strategy during the course of 2006. Gas was being flared to atmosphere (in compliance with consent conditions) but has now been linked to electricity generation equipment which will be used to generate electricity on-site at Cheal. Any power surplus to site requirements will be sold into the national electricity grid system. It is anticipated that production from the Cheal wells will recommence in quarter 4, 2006 however this is dependent upon, amongst other things, joint venture project approvals and equipment availability (Refer Item 5.D).

The Cardiff-2A well produced gas and condensate on production test during 2005. Gas was flared to atmosphere (in compliance with consent conditions) and condensate was sold at world parity price (less costs, fees and royalties).

Five exploration wells were drilled in 2005 (including 1 sidetrack well), however only one well (Supplejack-1) is considered to have future economic potential. This is dependent upon the drilling of further wells in the near vicinity. The Supplejack-1 well was completed but not production tested. The Company will re-assess the future commercial potential of this well following the drilling of the Ratanui well (due for drilling in Q4/2006). If the Ratanui well discovers hydrocarbons, a joint development program with Supplejack-1 would be considered.

The Company participated (as to 35%) in one well in Papua New Guinea known as Douglas-1. This well encountered two gas charged sands, and as at June 27, 2006 the Company is preparing to participate in a test of the well to ascertain if it will actually flow gas. Given the remoteness of the location of the Douglas well, it is likely to be immediately commercial only if the gas contains large amounts of condensates.

2.           Principal Markets

In 2005, the Company sold virtually all (99.4%) of its oil production to Swift Energy NZ Limited (a subsidiary of Swift Energy Ltd). Details of revenues, by geographic region and by category, are included in Item 4.D – Property, Plants and Equipment.

There is no spot market for natural gas in New Zealand; therefore all gas sales are made under long term contracts for the primary purpose of electricity generation or reticulation to homes and businesses. The Company did not sell any gas in 2005. All gas produced was associated with production testing and was flared to atmosphere in compliance with consent conditions.

3.           Seasonality of Company’s business

The Company’s business is not seasonal, and its revenues are generally reliant on international oil prices and local gas prices in New Zealand. Oil prices vary in line with international prices, for which there have been, in past years, seasonal highs in the summer months (for the “US driving season”) and in the winter months (for the northern hemisphere heating oil season). As gas is sold under long term contract, gas prices are determined at the outset of the contract and generally only increase by application of an inflation adjustment formula independent of any seasonality factors.

4.           Raw materials

The Company does not have a reliance on raw materials, as it operates in an extractive industry.

5.           Marketing channels

As the Company’s oil and gas are sold under single contracts, different marketing channels are not currently required.

6.           Patents or licences, financial contracts

The Company does not have a reliance on any significant patents or licences, apart from the use of certain software programs. The Company’s production is sold under one-off gas contracts referred to in paragraph 2 – Principal Markets above.

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

C.           Organizational Structure

The Company (a Canadian company listed on the AMEX in the U.S., TSX-V in Canada and NZSX in New Zealand) is the parent company of, and conducts its operations through, several wholly owned subsidiaries, (and one 35%-owned company), as set out in Exhibit 8 to this Report. Substantially all of the Company's upstream exploration and development activities are conducted jointly with third parties under joint venture agreements.

D.           Property, Plant and Equipment

The Company’s major operations and principal activities are in the oil and gas exploration and production business. The Company has operated in three countries in the past three years: New Zealand, Australia (including the Zone of Cooperation Area A between Australia and East Timor), and Papua New Guinea. The Company also owns a 35% share in a drilling rig, acquired for drilling the Douglas well in Papua New Guinea. Other than this asset and its petroleum properties, the Company has only minor office assets held for the purpose of operating the business, and some oilfield equipment and materials.

The Company holds a number of government issued permits in the jurisdictions of New Zealand and Papua New Guinea (and also formerly in Australia), which authorise prospecting and exploration for hydrocarbons. For a full list of permits, refer to Note 20(c) of the Company’s 2005 Financial Statements (Item 17). Since the date of those Financial Statements, the following material changes in permit interests or assets have occurred:

- In February 2006, the Company finalised an agreement to acquire interests in nine onshore New Zealand permits. The Company already held an interest in seven of the permit areas. The cash outlay is approximately $0.85 million and will be met from existing cash resources. The agreement has not yet been settled. Following the final settlement, the New Zealand permit interests of the Company will be as follows:

PMP 38153 – Mining*	60.00%
PEP 38256 – Exploration *	46.16%
PEP 38258 – Exploration *	75.00%
PEP 38492 – Exploration *	100.00%
PEP 38736 – Exploration *	60.00%
PEP 38738-01 – Exploration	36.50%
PEP 38738-02 – Exploration *	25.10%
PEP 38741 – Exploration *	55.00%
PEP 38744 – Exploration	25.00%
PEP 38745 – Exploration	16.66%
PEP 38746 – Exploration *	83.33%
PEP 38748 – Exploration *	66.66%
PEP 38753 – Exploration *	60.00%
PEP 38765 – Exploration	61.67%	* denotes the Company as Operator
PEP 38766 – Exploration	66.66%

General

For further detail on each property and previous work done, refer to the Company’s Financial Statements (Item 17). For details on environmental liability risks, see Item 3.D – Risk Factors. For details of work planned to be done before December 31, 2006 on each property and estimated cost thereof, see Item 5.B – Liquidity and Capital Resources.

At June 28, 2006, the Company had no encumbrances, liens or mortgages on the properties, except for a security interest granted by Millennium Oil & Gas Limited to NGC New Zealand Limited over Millennium’s 25% interest in properties PEP38736 and PMP38153, to secure performance of the Company under the gas prepayment agreement referred to at Note 15 of the Company’s 2005 Financial Statements (Item 17). At December 31, 2005, the carrying value of these interests was approximately $61,000.

For definitions of technical terms used in the description of properties, see the Glossary of Terms on page 3. The general provisions applying to permits or licences granted by the Governments of New Zealand and Papua New Guinea, government royalties payable, bonds payable (if any) and the rules for renewal and default are set out in Note 4 - Property and Equipment of the Company’s 2005 Financial Statements (Item 17).

The Company’s material properties, their locations, capital expenditure over the last 3 fiscal years, development plans and nature of the Company’s interests are set out below.

Reserves

Except for the Kahili (PMP38153) property in New Zealand, the properties of the Company are Exploration Permits or Licences. An application has been made to the New Zealand Government for a mining permit in respect to the Cheal (PEP38738-01) and Cardiff (PEP38738-02) properties.

As at December 31, 2005, the Company had recognised proven hydrocarbon reserves in respect of the Cheal discovery. The Cardiff discovery is still subject to production testing and the Company has not recognised any reserves with respect to it. The Elevala, Ketu and Stanley discoveries in PRL’s 4 & 5 in Papua New Guinea are not proven, and are held in “retention” licences for further appraisal.

During the 2004 fiscal year, Kahili reserves were classified as ‘Proven developed’ reserves following the completion of field development work and commencement of production. However by 2004 year end, all Kahili reserves were de-recognised, based on an independent report by Sproule International Limited, and remaining Proven reserves in the Kahili property were written down to zero.

In the year ended December 31, 2005 an independent assessment of the Cheal discovery by Sproule International Limited in April 2005 and updated as at December 31, 2005 (Exhibit 4.4) was completed, using data obtained from the Company and from public sources. As at April 30, 2005, Sproule assigned 0.539 million barrels (Company share) of Proven Developed and Undeveloped Oil Reserves to the Cheal Field. These figures have now been amended in the light of ongoing production and forecasts based on production experience and as at December 31, 2005 Sproule assigned 0.580 million barrels (Company share) of Proven Undeveloped Oil Reserves to the Cheal Field.

The April 2005 Sproule report also summarized the resource potential of the Cardiff structure, but as hydrocarbons had not at that time, nor as at December 31, 2005, been flow-tested from Cardiff-2A in a controlled and sustained manner, no reserves have been assigned to Cardiff.

		Reserves, Working Interest Before Royalties - constant prices
	As at December 31, 2005		As at December 31, 2004		As at December 31, 2003
	Oil & Liquids	Natural	Oil & Liquids	Natural	Oil & Liquids	Natural
		Gas		Gas		Gas
	(MBbls)	(MMcf)	(MBbls)	(MMcf)	(MBbls)	(MMcf)
Proven
New Zealand:
Cheal-undeveloped	517	378	-	-	-	-
Kahili-undeveloped	-	-	-	-	23	1,109
Total proven	0	0	0	0	23	1,109

Standardized Measure of Undiscounted Net Cash Flows:
	US$’000		US$’000		US$’000
New Zealand:
Revenue	30,598		-		3,700
Less future production
and development costs	(9,689)		-		(941)
Net Revenue	20,909		-		2,759
Less Taxes	-		-		-
Net income	20,909		-		2,759
Discounted at 10%	(6,818)		-		(310)
Standardized Measure	14,091		-		2,449

The main differences between the reported Reserves at December 31, 2005, 2004 and 2003 are that the 2003 reserves were recognised in respect to the Kahili field but these were de-recognised in 2004 following field performance and an independent assessment of reserves and the recognition of reserves relating to the Cheal field in 2005.

The accuracy of reserves estimates and associated economic analysis is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. As a well matures and new information becomes available, revision may be required which may either increase or decrease the previous reserve assignments. Sometimes these revisions may result not only in a significant change to the reserves and value assigned to a property, but also may impact the total company reserve and economic status. The reserves and forecasts provided in this Report were based upon technical analysis of the available data using accepted engineering principles. However, they must be read with the understanding that further information and future reservoir performance subsequent to the date of the estimate may justify their revision.

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

The December 31, 2005 undiscounted future net cash flow from proved oil and natural gas reserves is based on an independent assessment by Sproule International Limited using data provided by the Company and from public sources and has been calculated with the inclusion of all estimated future production and development costs, before royalties. A discount factor of 10% was applied to estimated future cash flows to compute the estimated present value of proved oil and natural gas reserves. This valuation procedure does not necessarily result in an estimate of the fair market value of the Company's oil and natural gas properties.

Both the December 31, 2005 and December 31, 2004 undiscounted and discounted future net cash flows have been evaluated by Sproule International Limited in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”).

Production

	Year Ended		Year Ended		Year Ended
	December 31, 2005		December 31, 2004		December 31, 2003
	Oil & Liquids	Natural Gas	Oil & Liquids	Natural Gas	Oil & Liquids	Natural Gas
	(Bbls)	(MMcf)	(Bbls)	(MMcf)	(Bbls)	(MMcf)
Sales:
New Zealand	31,228	-	4,935	0.064	5,792	17.1

2005 production was substantially (99.4%) from the Cheal onshore field in New Zealand.

Principal Properties

The Company’s significant individual properties, their locations, capital expenditure over the last 3 fiscal years, development plans, and nature of the Company’s interests are set out below. All principal properties are located in the Onshore Taranaki Basin of the North Island of New Zealand

The Taranaki Basin is located on the west coast of the North Island. The sediments in the Taranaki Basin encompass a depth of some 25,000 feet with complex structure and geology. Compression across the eastern portion of the Basin created a thrusted fold belt up to ten miles wide, which contains the McKee, Tariki, Ahuroa and Waihapa-Ngaere fields. Further west in the onshore region are the fault bounded Kapuni, Ngatoro and Kaimiro fields. All these fields are currently in production for other owners.

New Zealand Permit PEP 38736/PMP 38153 (45%)

Kahili-1A was directionally drilled to test an up-dip location in October 2002, but the target sands were found to be faulted out in this well bore. The Kahili-1B sidetrack well was drilled in November 2002, and encountered a 115 feet gross hydrocarbon column in the Tariki sandstone. Analysis of pressure data from flow testing carried out on the uppermost 50 feet of this zone indicated sufficient gas-condensate reserves to justify development. Test production sales (during 2002) of condensate (light oil) from this initial test totalled $16,253 from approximately 613 barrels. A subsequent test in April/May 2003 recovered an additional 1236 barrels of condensate over a seven day period. The Kahili-1A well was subsequently developed and produced briefly from August 2004 to November 2004. Underperformance of the well resulted in its being suspended in November 2004.

Drilling of Kahili-2 is still being considered by the joint venture participants. A seismic survey within the PEP 38736 permit area was undertaken in May 2005 and a further seismic line was acquired in March 2006.

Following processing of the data, the results will be used by the joint venture in the development of the future work programme within the permit.

New Zealand Permit PEP 38738 (38738-02 – 25.1%; 38738-01 - 36.5%)

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

Cheal-A3X was drilled in May 2004 to test the Mt Messenger sands beneath the shallower Urenui oil/gas pay previously discovered in Cheal-1 & -2. This well discovered oil pay sands over a gross interval of ~60m (~200 feet) within the Mt Messenger formation. Cheal-A4 was deviated from the Cheal-A site during October 2004 to intersect the Mt Messenger reservoir ~300m (~1,000 feet) southeast of Cheal-A3X; and Mt Messenger oil pay was again intersected. Extended production testing of the Cheal –A3X and Cheal-A4 wells was undertaken in 2005 enabling the Company to sell 31,041 barrels (Company share) of oil in 2005. The extended testing demonstrated that the wells were capable of stable flow rates. Data also showed that the two wells were not in pressure communication with each other. In December 2005 the joint venture agreed to cease production testing of the Cheal wells in order to agree a field development plan that would maximise production and value from the field. The field development plan is currently being considered by the joint venture participants. An independent assessment of reserves in the Cheal field by Sproule International Limited assigned 0.58 million barrels (Company share) of Proven Undeveloped oil reserves to the Cheal Field, as at December 31, 2005. Refer to Item 5.D.

Funding of the Cardiff-2 well by way of farm-out agreement was negotiated in 2004. This negotiation resulted in separate joint ventures being established for exploration of the shallower petroleum deposits, such as the Cheal prospect, (now represented by PEP38738-01) and of the deeper deposits, such as the Cardiff prospect (now represented by PEP38738-02). The Cardiff-2 appraisal well was spudded in October 2004, to test various gas bearing Kapuni Formation sandstones intersected below 4,000m (13,000 feet) in Cardiff-1, drilled in 1991. Cardiff-2 reached a target depth of 4,895m (16,060 feet) in late December 2004; and obtained encouraging geological and electric log data across the Kapuni reservoir intervals. However, Cardiff-2 had to be abandoned due to problems encountered during setting 7” casing over the Kapuni Formation. A Cardiff-2A well was deviated out of the Cardiff-2 borehole, and drilled (with one sidetrack) to a depth of 4,931m (16,178 feet), and successfully logged and cased in preparation for production testing as Cardiff-2A ST1. Three test zones within the Kapuni formation were hydraulically fractured and perforated in 2005. Flow testing was hindered by the inability to isolate the test zones from each other. It is apparent that the middle zone (K1A sands) is producing water which is cross-flowing into the upper lower pressure zone (McKee sands). In early 2006 the K1A sands were partially isolated from the McKee sands and a production test commenced to determine the flow rate from the McKee sands. However, the plug used to isolate the K1A sands was not completing isolating the K1A zone and further work was required to isolate this zone. This work has now been completed and flow testing of the McKee zone recommenced in late May, 2006.

Papua New Guinea

Papua New Guinea Licence PPL 235 (35%); Onshore Papuan Basin

The Company was awarded this permit in August 2003. PPL 235 covers most of the prospective part of the acreage previously held under PPL 192 and PPL 215.

The initial work stage of PPL 235 is to drill an exploration well within the first two years of the licence. The Douglas well was selected as being the best prospect and as noted in Item 5.E – Off-Balance Sheet Arrangements, the Company obtained farm-in funding for the project which covered the first $6 million of drilling expenditure in exchange for a 65% interest in the permit. In order to drill the Douglas well expeditiously the joint venture acquired a drilling rig in the U.S.A. and mobilised it to Papua New Guinea at a cost of approximately $4 million (100% cost). Drilling of the Douglas well commenced early April and drilling was completed in May 2006 at a cost of approximately $8 million (100% cost). The well intersected two gas bearing columns and the Joint Venture is currently considering its options.

Papua New Guinea Licence PRL 4 (13.41%); Onshore Papuan Basin

The PRL4 licence contains the Stanley discovery which was drilled, completed and suspended. In March 2006, the Operator, Santos Limited, received a Notice to Show Cause from the Papua New Guinea Minister of Petroleum and Energy purporting that the work commitments of the PRL have not been met. The Notice requests a written submission on the points raised. Failure to satisfy the Minister that the work commitments have been met could result in cancellation of the license. The Company has been advised that all requested information has now been provided to the Minister of Petroleum and Energy and expects that the license will be renewed in the near future.

ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following explanation is management’s opinion of the Company’s historical financial and operating results and should be read in conjunction with the audited consolidated financial statements of the Company (see Item 17) for the years ended December 31, 2005, 2004 and 2003. The financial statements have been prepared in accordance with Canadian GAAP. A reconciliation to US GAAP is provided in Item 17. All dollar values are expressed in U.S. dollars, unless otherwise stated. All references to daily production are before royalty, unless stated otherwise.

A.           Operating Results

Summary

The Company is in the exploration, production testing or evaluation stage on a number of its oil and gas properties. The Company has reported a 2005 loss of $2,408,559 (under US GAAP – loss of $2,640,585) compared to a net loss of $5,718,533 in the December 2004 year. Net income of $47,616 was reported in December 2003 year. Total losses incurred from incorporation to December 31, 2005 are $19,453,553 (under US GAAP –total losses of $26,317,259).

1. Discussion of Material Changes

Production income and expenses

Gross oil revenue was $1,779,454 for the year ended December 31, 2005 compared with $67,015 for the year ended December 31, 2004. (2003: $159,112). The increase in revenue from 2004 was attributable to higher oil prices coupled with a 26,293 barrel increase in production. The increased production arose from testing of two wells within the Cheal oil field.

Oil sales volume increased to 31,228 barrels compared to 4,935 barrels in 2004 (2003: 5,792 barrels). A total of 31,041 barrels (2004: 3,555 barrels) were sold from the Company’s interest in the Cheal field and 187 barrels from the Company’s interests in PEP 38738D and PMP38153 (2004: 1,380 barrels). The selling price increased from an average of $38.67 per barrel in 2004 to $56.98 per barrel in 2005 (2003: $28.54 per barrel).

There were no natural gas production revenues in 2005 compared with $145,443 in 2004 (2003: $13,603). The Company has not sold any natural gas since production ceased from the Kahili field (PMP38153) in November 2004.

Direct production costs and royalties were $923,104 versus $82,583 in 2004 (2003: $94,675). Depletion charges of $365,241 (2004: $85,550, 2003: $25,930) were recorded in respect to the Company’s New Zealand property cost pool consistent with the full cost accounting policy.

Gross oil production revenue was $67,015 for the year ended December, 2004 compared to $159,112 for the year ended December, 2003. This was attributable to a decrease is sales volumes from 5,792 barrels in 2003 to 4,935 barrels in 2004 offset by an increase in selling price. Production in 2004 was attributable to “test” production from the Company’s interest in PEP38738 01 (3,555 barrels) and production from the Company’s interest in PMP38153 (1,380 barrels). The 2004 selling price increased to $38.67 per barrel from an average of $28.54 per barrel in 2003. Gross natural gas production revenues in 2004 were $145,443 compared to $13,603 for 2003. The increased revenue was attributable to gas produced from the Kahili field – PMP38153. Direct production costs and royalties were $82,583 in 2004 versus $94,675 in 2003. Depletion of $85,550 (2003: $25,930) was recorded in regard to the Company’s producing properties.

The Company’s gross profits may be materially affected by any changes in exchange rates between (in particular) the US and New Zealand dollars, in oil prices and in gas prices. See Item 3.D – Risk Factors – Oil and Gas Prices, Item 5.A.3 – Foreign Currency Fluctuations and Item 5.D – Trend Information.

Expenses

General and administrative expenses increased from $1,868,690 in 2004 to $3,653,539 in 2005 (2003: $1,932,718). The most significant factor contributing to this was a foreign exchange loss of $791,234 in 2005 compared to a foreign exchange gain of $197,858 in 2004. Increased expenses related to personnel (including stock compensation as described below) and professional services also contributed significantly to the increase. Cost recoveries increased slightly to $1,093,417 compared to $930,673 in 2004 (2003: $477,439). These recoveries are in accordance with recovery mechanisms contained within various agreements the Company is a party to and driven largely by the activity level in the joint ventures for which the Company is the operator.

Administrative expenses included wages and benefits of $1,238,588 (2004: $605,069, 2003: $544,366). This included a settlement with the former Chief Executive Officer of $429,219. Audit, legal and professional services totaled $815,077 and listing fees and shareholder communications expenses totaled $330,528.

Stock compensation in 2005 was $673,711 compared to a credit of $11,450 in 2004 (2003: expense of $143,312). This was calculated using a Black-Scholes valuation method (refer to Note 11(c) of the Company’s 2005 Financial Statements) and included $548,633 relating to the calculated value of modifications to the former Chief Executive Officer’s share options negotiated as a part of a settlement agreement.

The 2005 results included a charge for Oil and Gas property impairments of $438,263 compared to a 2004 charge of $5,287,611 (2003: $908,433). Following the recognition of proved reserves, the Company did not have any impairments relating to unproved properties in New Zealand as the future estimated cash flows from the proved property reserves under the full cost accounting ceiling test was sufficient to recover the carrying value of the New Zealand country cost pool. The impairment charge represents write-offs in New Zealand prior to the recognition of proved reserves (primarily in respect to expenditure of the Kakariki-1 well) together with some minor expenditure in Australia and Papua New Guinea.

General and administrative expenses decreased slightly from $1,932,718 (gross) in 2003 to $1,868,690 (gross) in 2004. A foreign exchange gain in 2004 of $197,858 was reduced from the foreign exchange gain of $673,909 in 2003. Cost recoveries increased to $930,673 in 2004 from $477,439 in 2003 in accordance with recovery mechanisms contained within various agreements the Company is a party to.

2004 administrative expenses included wages and benefits of $605,069, listing fees and shareholder communications expenses of $397,902 and miscellaneous expenditure of $325,328. Stock compensation decreased from an expense of $143,312 in 2003 to a credit of $11,450 in 2004 which reflected a Black-Scholes valuation using updated input assumptions (refer to Note 9c of the Company’s 2004 Financial Statements).

The 2004 results included Oil and Gas Properties write offs of $5,287,611 compared to write-offs in 2003 of $908,433. The 2004 write off included expenditure totaling $2,781,052 in relation to PMP 38153 (Kahili) which was written off following an independent assessment of reserves which wrote remaining reserves down to nil.

Significant 2004 unsuccessful exploration well write offs were as follows:
- PEP 38741	$ 508,757 (Honeysuckle)
- PEP 38765	$ 305,513 (Miromiro-1)
- PEP 38748	$ 232,116 (Hihi-1, Kakariki-1)
- PEP 38718	$ 210,646 (Tuihu-1A)

In anticipation of an application being made to relinquish the Australian permit areas the carrying value ($1,087,656) of all Australian work programmes was written off in 2004.

Interest Income

Interest income of $460,411 (2004: $326,012; 2003; $57,624) was earned on surplus cash balances. Interest earned has increased in line with the increased cash balances on deposit throughout the year when compared to previous years.

Interest Expense

The Company finances its business primarily from the issuance of common shares, petroleum revenues, interest and cost recoveries. The Company does not currently have any arrangements in place that incur any significant interest expense.

Capital Expenditure

Oil and Gas Property expenditure for the 2005 year totaled $6,119,897 (2004: $2,395,754; 2003: $2,147,426). Major expenditures were incurred on the following activities:
          -  PEP 38716           Oru-1 exploration well
          -  PEP 38492           Offshore seismic program
          -  PEP 38738-01     Cheal field development
          -  PEP 38738-02     Cardiff-2A exploration well
          -  PEP 38741           Supplejack-1 exploration well
          -  PEP 38746           Kakariki-1 exploration well
          -  PEP 38765           Supplejack South-1 and 1A exploration wells
Detailed 2005 expenditure may be obtained from Note 4 in the 2005 Financial Statements (Item 17).

2. Inflation

The Company operates in New Zealand and Papua New Guinea, where inflation for the Company’s operational costs has been at low levels in recent times – i.e. in the 2-5% range.

3. Foreign Currency Fluctuations

The Company holds cash reserves in both NZ dollars and US dollars. The amount held in each currency will fluctuate according to operational requirements. Surplus cash is held primarily in US dollars. The Company receives oil revenues in US dollars and incurs expenses and petroleum property expenditures primarily in NZ and US dollars. At times when currencies other than US or New Zealand dollars may be required the Company will utilize the spot foreign exchange market to meet these requirements.

During 2005 and up to the end of May 2006, the value of the New Zealand currency has fluctuated against the value of the US currency. The highest and lowest NZ$:US$ rate throughout the period January 1, 2005 to May 31, 2006 is 0.7449 and 0.6028 respectively. The Company does not currently hedge its exposure to currency rate changes, although it may choose to selectively hedge exposure to foreign currency exchange rate risk. As the Company receives US dollars from its oil sales and has some expenses payable in US dollars it has to some degree a natural hedge. The Company, however, has no formal policy relating to the foregoing. Gas sales contracts that the Company has entered into are denominated in New Zealand dollars and sales revenue will be used to meet New Zealand dollar expenses. Until sales revenues are achieved, all non US Dollar expenditure is financed through the conversion of US dollars on the spot foreign exchange market.

4. Government Regimes

See Item 3.D –Risk Factors, Item 10.D – Exchange Controls and Item 10.E – Taxation for information on the governmental policies or factors that could materially affect the Company’s operations or investments made by US shareholders.

5. Other

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in some respects from United States GAAP. Material differences in accounting principles are set out in Note 22 – Differences Between Canadian and United States Generally Accepted Accounting Principles - of the Company’s 2005 Financial Statements (Item 17).

6. Critical Accounting Estimates

The application of GAAP involves the exercise of varying degrees of judgment. While the resulting accounting estimates will, by definition, not always precisely equal the related actual results, these estimates involve more judgment than others.

Oil and Gas Properties

The Company follows the full cost method of accounting for petroleum and natural gas operations, whereby all costs related to the acquisition, exploration and development of petroleum and natural gas interests are accumulated within cost centres on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing interests, costs of drilling both productive and non-productive wells, major development projects and overhead charges directly relating to acquisition, exploration and development activities.

Sales or dispositions of oil and gas properties are credited to the respective cost centers and a gain or loss is recognized when all properties in a cost center have been disposed of, unless such sale or disposition significantly alters the relationship between capitalized costs and proved reserves of oil and gas attributable to the cost center.

Capitalized costs, together with estimated future capital costs associated with proved reserves, are depleted and depreciated using the unit of production method based on estimated gross proved reserves of petroleum and natural gas as determined by independent engineers. For purposes of this calculation, reserves and production are converted to equivalent units of petroleum based on relative energy content of six thousand cubic feet of natural gas to one barrel of petroleum.

Costs of acquiring and evaluating significant unproved petroleum and natural gas interests are excluded from costs subject to depletion and depreciation until it is determined that proved reserves are attributable to such interest or until impairment occurs.

The full cost method of accounting for oil and gas activities requires a detailed impairment calculation at least annually, and when events or circumstances indicate a potential impairment of the carrying amount of oil and gas assets may have occurred.

An impairment loss is recognized when the carrying amount of a cost centre is not recoverable and exceeds its fair value. The carrying amount is assessed to be recoverable when the sum of the undiscounted cash flows expected from proved reserves plus the cost of unproved interests, net of impairments, exceeds the carrying amount of the cost centre. When the carrying amount is assessed not to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted cash flows from proved and probable reserves plus the cost of unproved interests, net of impairments, of the cost centre. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate. The initial benchmark price used in the ceiling test is based on approximately 90% of the latest selling price and then adjusted progressively downwards. The prices used in the impairment test are as follows:

	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter

January-June	$50.00	$45.00	$40.00	$35.00	$35.00	$35.00
July-December	$45.00	$40.00	$35.00	$35.00	$35.00	$35.00

The Company has included the asset retirement obligations in the capitalized cost of the full cost pool. The Company has also included in the calculation of the full-cost ceiling test the cash outflows that are needed to settle the unrecorded asset retirement obligations related to future costs to develop proven reserves.

Unproved properties are assessed for impairment on an annual basis by applying factors that rely on historical experience. In general, the Company may transfer the costs of an unproved property to the cost pool subject to depletion under one or more of the following conditions:

(i)	there are no firm plans for further work programs on the unproved property;
(ii)	negative results were obtained from studies of the unproved property;
(iii)	negative results were obtained from studies conducted in the vicinity of the unproved property; or
(iv)	the remaining term of the unproved property does not allow sufficient time for further studies or drilling.

The Company had $365,241 (2004:$85,550, 2003:$25,930) of depletion relating to its proven property cost pool and $438,263 (2004:$5,287,611, 2003: $908,433) of write downs in the year ended December 31, 2005.

Asset Retirement Obligations

The Company has obligations to plug and abandon petroleum and natural gas wells, and restore the respective properties, at the end of their useful lives. The calculation of these obligations requires estimates to be made in respect to variables such as the future date when the costs will be incurred and the future costs of undertaking the work. The total provision for these obligations at December 31, 2005 was $337,075 (2004: $156,575).

Stock Options
The Company has recognized stock based compensation expense based on the following:

All stock option based awards granted on or after January 1, 2002 are measured and recognized in the consolidated financial statements using a fair value based method. Fair value is calculated using the Black-Scholes option-pricing model and the compensation cost is amortized over the vesting period of the options.

A stock option compensation expense of $673,711 (2004: cost recovery of $11,450, 2003: $143,312 expense being recorded in the financial statements for the 2005 year. Further details are discussed in Item 5.A.1 – Discussion of Material Changes – Expenses above.

B. Liquidity and Capital Resources

1. Liquidity

The Company maintains its liquidity by raising additional capital from outside sources, farming-out capital expenditures, or rescheduling or deferring commitments to meet its work programmes. The Company also relies on its ability to raise additional capital through the issuance of common shares, which may have a dilutive effect on the Company's shareholders, to fund work programmes. If the Company chooses to raise additional funding, the Company cannot give assurance that it will be able to secure outside sources of capital in an amount that is sufficient for it to undertake its work programmes. The Company may in the future utilize loan funding as an alternative source of funding for development projects if it can be achieved on terms that are beneficial to the Company.

At December 31, 2005 the Company had cash and short-term deposits of $15,339,906 compared to $11,187,924 at December 31, 2004 (2003: $2,234,287). Working capital as at December 31, 2005 was $14,837,152 versus $11,832,438 for December 31, 2004 (2003: $1,923,894). The improvement in the Company’s cash and working capital position is attributable to financing activities which included the issue of shares and associated warrants to the public in both New Zealand and overseas. Funds were also received from the exercise and conversion of various warrants, and options.

The Company used cash of $932,612 in operating activities during the year ended December 31, 2005 compared to cash used in operating activities of $65,065 in 2004: (2003; cash used of $2,646,115). A total of $430,223 was used for purchases of property and equipment compared to $162,894 in 2004 (2003; $20,028) and $6,119,897 was expended on the Company’s exploration activities versus $2,395,754 for the year ended December 31, 2004 (2003: $2,147,426).

No cash was provided from the sale of licences for the years ended December 31, 2005 and 2004. In 2003 cash of $5,000,000 was provided from the sale of PMP38148.

Financing activities raised $10,719,497 (net of costs) for the year ended December 31, 2005 compared to $11,625,433 for 2004 and $535,442 for 2003. The funds raised were from financing activities as follows:

(a) fund raising in New Zealand and overseas raised $10,000,000 (before costs of $448,371) through the issue of 4 million common shares;
(b) the conversion of warrants (New Zealand public float warrants, New Zealand special class warrants, Series A warrants, warrants issued on the conversion of the convertible notes and previously issued warrants) raised $1,127,741; and
(c) the exercise of share options raised $125,000.

Offsetting this was the value attributed to the shares acquired in RIFT Oil Plc.

The common shares referred to in paragraph (a) above had a one-half share warrant attached to them. As at December 31, 2005 there were 2,000,000 of these warrants outstanding (Refer to Item 4.A.4).

No amounts were due or payable to related parties at December 31, 2005 (2004: Nil; 2003: $52,065 receivable).

The net effect of the above noted transactions was an increase of cash of $4,151,982 for the year ended December 31, 2005 compared to an increase of $8,953,637 for the 2004 year (2003: increase of $941,460).

The Company’s cash available to it decreased to $11,069,425 at the end of May 2006. The decrease was attributable to cash used on oil and gas property expenditure and operational costs. Only a minor amount of revenue was received in the 5 months to May 2006, as the Cheal field was not producing over this period (Refer Item 5.D).

2. Capital Resources

The Company's capital resources have historically been comprised primarily of private investors, who are either existing contacts of the Company's management or shareholders or who come to the attention of the Company through personal and business contacts, financial institutions and other intermediaries. This process has developed over 2004 and 2005 as a wider shareholder base was established, including some institutional investors. Due to the speculative nature of the Company’s business and its current limited revenue generating assets, potential investors are generally limited to sophisticated investors willing to accept a higher degree of risk.

As at the date of this filing the Company has no debt. Conventional bank financing of exploration projects is generally unavailable to resource companies which are in the exploration stage, in the absence of significant producing properties that can be used as collateral. The Company’s current pre-production properties are generally of too small a scale to be used for such purpose.

Cash and cash equivalents are held primarily in US dollars. The Company has an ongoing requirement for New Zealand dollars to meet operational and administrative expenses. This requirement is met by utilizing the spot foreign exchange market to sell US dollars and purchase New Zealand dollars. The Company has no instruments in place for foreign exchange hedging purposes.

As at the date of this filing, the Company has no binding agreements with management, investors, shareholders or anyone else respecting additional financing.

3. Capital Commitments

At December 31 2005, the Company had the following material capital commitments for the year ending December 31, 2006:

Property	Work description	US$	Source of financing

PPL235	Well	1,400,000	Working capital
PEP38258	Seismic	328,484	Working capital
PEP38741	Well	271,074	Working capital
PEP38746	Well	536,462	Working capital
PEP38765	Well	213,548	Working capital
	Drilling inventory	1,405,293	Working capital

As at May 31, 2006 these commitments had changed. Major updated commitments within the next 12 months are as follows:

Property	Work description	US$	Source of financing

PEP38738-01	Field development/seismic	5,888,261	Working capital
PPL235	Completion/testing	970,000	Working capital
PEP38741	Well	589,420	Working capital
PEP38738-02	Seismic/miscellaneous	305,504	Working capital
Leases		125,527	Working capital

In addition to the above required work programmes, the Company is planning to carry out (but no firm commitment exists) the following significant projects during fiscal 2006:

Other Anticipated Work Before December 31, 2006 (as at May 31, 2006):

Property	Description of Work	($)	Source of funds

PEP38738-01	Well workovers	200,000	Working capital
PEP38738-02	Re-completion/testing	400,000	Working capital

Prior to December 31, 2006 the Company will be required to settle its acquisition of permits (refer Item 4D) at a cost of approximately 0.85 million. Following settlement of this, commitments within one year will increase (as a result of increased permit shares) by approximately $500,000.

In addition to the above planned significant expenditures for the period May 31 to December 31, 2006, the Company anticipates various expenditures on geology and geophysics desk and field studies in various permits as work plans are further developed. Commitments beyond the 2006 fiscal year are summarized in Item 5.F – Tabular Disclosure of Contractual Obligations, and are subject to joint venture participants (including the Company) deciding that the relevant permit is sufficiently prospective to commit to the forthcoming permit year and the work programme specified for that year.

For the five months to May 31, 2006, the Company has funded its projects from working capital and minor revenue from test production, interest and overhead recoveries. The Company intends to continue to investigate the possibility of funding expenditure through farm-outs to other exploration companies and/or by raising additional capital by private placement or public investment. If such funding does not become available, the Company intends to seek deferral of projects until such time as funding is available. If none of these options are possible, the Company would then be required to relinquish certain properties without financial penalty.

C. Research and development, patents and licenses

Not applicable

D. Trend Information

In December 2005 test production from the Cheal oil field was halted. This decision was made by the joint venture participants in order to undertake site redevelopment and maximize value from future production. While this situation continues the Company is not generating any revenue from oil sales. The Cheal site development plan has been considered by the joint venture participants and development activities commenced in June 2006. The development plan anticipates early production estimated at 300 barrels per day (Company share 110 barrels) from 4th quarter 2006 and then to increase to an estimated 1000 barrels per day (Company share 365 barrels) in the first half of 2007. Within 2006 the PEP38738-02 joint venture will also be considering options to commence commercial production from the Cardiff well. At the time of this report production testing is ongoing and no firm development plans have been considered by the joint venture.

Oil revenue at the time production recommences will be subject to international prices, based in US$. Since oil sales are priced in US$ the NZ$/US$ exchange rate fluctuations affect the Company’s NZ$ cash reserves.

It is not possible to accurately forecast oil prices or what the NZ$/US$ exchange rate will be when production re-commences.

E. Off-Balance Sheet Arrangements

The Company has off-balance sheet arrangements in the form of “farm-in” or “farm-out” arrangements, whereby the Company or a third party will take part share of a permit for a premium to recognize the work previously undertaken. This is one of the options that the Company has available to meet exploration permit commitments. See item 5.B.1. – Liquidity. These are standard “ordinary course of business” transactions for the Company. Such arrangements are important to the Company in ensuring it maintains a balanced portfolio of exploration options, and managing its cashflow and work programme commitments. Such arrangements may include a lump sum payment for expenses previously incurred, an agreement for the party farming-in to pay a greater contribution for a particular project thereby “earning” its permit interest, the grant of a royalty by the farming-in party to the “seller”, or combinations of these and other arrangements.

One material “farm-in” arrangement was entered into during the 2005 fiscal year that had a significant impact on the Company’ s financial position. This was the farm-in by a British public unlisted company, Rift Oil PLC, to PPL235 (Papua New Guinea) and its commitment to fund the first $6 million of expenditure on the Douglas-1 well. In consideration Rift Oil PLC acquired a 65% equity interest in respect of PPL 235. This transaction was completed in January 2005 and the well, Douglas-1, drilled in 2006.

As noted above under the introductory paragraph to Item 4.D – Property, Plants and Equipment and below under “F. Tabular Disclosure of Contractual Obligations”, the Company has finalized an agreement to acquire nine permits in New Zealand. As well as certain cash payments and the requirement to meet the obligations of each permit to a larger extent than previously, the deal includes the grant of royalties to the seller, over production (if any) from those permits. This transaction has not yet completed.

F. Tabular Disclosure of Contractual Obligations

As at December 31, 2005, the Company has the following contractual obligations:

Contractual and Other Obligations	Payments Due by Period (US$)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 Years
Operating leases	54,384	35,933	18,451	-	-
Joint venture commitments (1)	4,551,682	4,551,682
Other obligations (2)	1,255,796		-	-	1,255,796
Total contractual or other obligations	5,861,862	4,587,615	18,451	-	1,255,796

(1)

The joint venture commitments are in respect of its current year exploration permit obligations. The Company is committed to its share of current year exploration permit obligations to other joint venture participants and has a contractual obligation to various joint venture participants for these current year exploration permit obligations.

(2)

Other Long Term Obligations classified as ‘After 5 years’ is in respect to prepaid gas revenue. The contractual agreement underlying the prepaid gas revenue expires in 2013 but the obligations could arise earlier than this depending upon gas discoveries and commercial arrangements entered in respect to them.

Subsequent to year end the Company entered into a lease agreement in respect to office premises. The lease is initially for six years with a right of renewal for a further three years. Obligations under the initial terms and conditions total $665,388.

Effective January 1, 2006 the Company finalised an agreement to acquire interests in nine onshore New Zealand permits and associated drilling inventory. The Company already held an interest in seven of the permit areas. The cash outlay is approximately $0.85 million and will be met from existing cash resources. The agreement has not yet been settled. Taking the new equity permit interests into account increases the joint venture commitments in the table above by approximately $1.0 million to $5,524,720.

Apart from the items described above, there have been no material changes outside the ordinary course of the Company’s business in the specified contractual obligations since December 31, 2005 up to May 31, 2006.

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and senior management

The names, municipality of residence and position held of those persons who have served the Company since January 1, 2005, as directors or senior management of the Company are as follows:

Name	Residence	Date of Birth	Positions Held
David Bennett	Wellington, New Zealand	Mar 4, 1946	Director, Chief Executive Officer, President (1)
Ronald Bertuzzi	Vancouver, B.C., Canada	Aug 7, 1937	Director
Douglas Ellenor	Surrey, B.C., Canada	Jul 9, 1943	Director (2)
Peter Hill	London, England	Mar 6, 1947	Director (2)
Garth Johnson	Surrey, B.C., Canada	Sep 12, 1972	Director (3)
David Newman	Paraparaumu Beach, New Zealand	Jul 23, 1943	Chairman of the Board, interim CEO(1), Director
Peter Tapper	Auckland New Zealand	Aug 23, 1932	Director (5)
Richard Webber	Wellington, New Zealand	Apr 18, 1951	Chief Executive Officer (1), President (1) , Director (4)
Bernhard Zinkhofer	Richmond, B.C., Canada	May 4, 1955	Director (6)
Joseph Johnston	Wellington, New Zealand	Mar 4, 1960	Petroleum Engineering Manager (7)
Jennifer Lean	Wellington, New Zealand	Jan 26, 1951	Commercial Manager (8)
Bruce McGregor	Wellington, New Zealand	Feb 17, 1960	Chief Financial Officer (9)
Carey Mills	Wellington, New Zealand	Oct 19, 1961	Exploration Manager (10)
Nigel Robinson	Wellington, New Zealand	Aug 20, 1969	Chief Financial Officer (9)
Terence Russell	Wellington, New Zealand	Jul 15, 1948	Exploration Manager (10)
Jeanette Watson	Wellington, New Zealand	Jul 27, 1963	Corporate Secretary

(1)

Dr. Bennett resigned on December 30, 2005; Mr. Newman was appointed as interim CEO from that date, and was replaced upon Mr. Webber’s appointment on February 7, 2006. Dr. Bennett was not re-nominated as a director of the Company at the Company’s Annual General Meeting and therefore ceased to be a director effective May 2, 2006.

(2)	Appointed with effect from January 1, 2006.
(3)	Resigned with effect from January 31, 2006.
(4)	Appointed with effect from March 2, 2006.
(5)	Resigned with effect from March 31, 2006.
(6)	Resigned with effect from July 8, 2005.
(7)	Appointed with effect from December 1, 2005.
(8)	Resigned with effect from January 29, 2005.
(9)	Mr. Robinson resigned and Mr. McGregor as appointed with effect from April 25, 2005.
(10)	Dr. Russell resigned and Mr. Mills was appointed with effect from October 4, 2005.

Dr. David Bennett

Dr. Bennett has over 35 years exploration experience, together with various research posts. He joined the Company in 1996, subsequently becoming Chief Executive Officer, President and a director in October 1996. He resigned as CEO and President on December 30, 2005, but remained a director until the AGM in May 2006, at which he did not seek re-election.

Dr. Bennett received his doctorate in Geophysics from the Australian National University in 1973. He was employed by the Department of Scientific and Industrial Research, Government of New Zealand, followed by 12 years in technical and management roles with New Zealand Oil and Gas Ltd.

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

Dr. Douglas Ellenor

Dr. Ellenor was appointed to the Board from January 1, 2006. He holds a BSc (Hons) (Queen's University, Kingston) and PhD (University of New England, Australia), both in Geology. He has 35 years experience in the exploration and production (E&P) industry, spending 25 years with the Royal Dutch/Shell Group in Australasia, Europe and North and South America. During that period, he held progressively more senior managerial assignments, chiefly in Exploration, culminating in his appointment as President and CEO of the Shell Companies of Colombia (1992-1996). He left Shell in 1996 to become CEO of the Colombian E&P company, Hocol SA, a position he held until 1998. After a posting as Business Development Director in London, UK, he returned home to Canada and established an oil and gas consulting company. In this capacity, he again served as CEO of Hocol SA (2002-2003) and later CEO of Orca Petroleum, Inc. (2004-2006).

Dr. Ellenor was appointed to the Board of Orca Petroleum, Inc., Calgary (TSX-V: OPI) in 2000, and continued to serve in that capacity until April 2006. He is a member of the American Association of Petroleum Geologists and Canadian Society of Petroleum Geologists.

Dr. Peter Hill

Dr. Hill was appointed to the Board with effect from January 1, 2006. He holds a B.S. Degree in Geology from Southampton University, England, and a shared Doctorate of Philosophy in Sedimentology from Southampton University and Trinity College, Ireland. Dr. Hill has over 30 years experience in the exploration and production industry spending 22 years with British Petroleum in a range of senior positions in Australia, Egypt, New Zealand, the North Sea and South America. Dr. Hill was President and CEO of Benton Oil and Gas Company, originally in Carpinteria, California, now in Houston, Texas, U.S.A. (now called Harvest Natural Resources,Inc.) from August 2000 until October 2005. He remained on the Board of that company until end May 2006.

Mr. Garth Johnson

Mr. Johnson was appointed as a director of the Company in May 2003 and resigned with effect from January 31, 2006. Mr. Johnson has been engaged in the administration of private and public businesses since 1994 with extensive experience in finance, accounting and regulatory reporting for international oil and gas companies. Mr. Johnson is a Certified General Accountant.

Mr. Johnson is a Board member, CFO and Corporate Secretary of TAG Oil Ltd., and is a former Treasurer and Corporate Secretary of Gondwana Energy Ltd., and former CFO, director and Corporate Secretary of Trans-Orient Petroleum Ltd. Mr. Johnson is an employee of DLJ Management Ltd. which provided services to the Company until January 2006.

Mr. David Newman

Mr. Newman was appointed to the Board in September 2003. Mr. Newman is a Chartered Accountant and formerly Chief Executive Officer of the Institute of Directors in New Zealand. He previously had a 22 year career with British Petroleum, culminating in four years as Chief Executive and Managing Director of BP New Zealand Limited (1990 - 1994).

Mr. Newman’s current directorships include Chairman of Infratil Limited (director since February 1994) and of Wellington International Airport Limited (director since December 1998). Mr. Newman is also a member of the Board of Guardians of the New Zealand Superannuation Fund and a director of Infratil European Airports Limited. Mr. Newman’s past directorships have included Chairman of Norwich Union and State Insurance Group in New Zealand, Chairman of the NZ Refining Company Limited and of Finmedia Limited, member of the advisory board of BP Australia, and a director of New Zealand Post Limited.

Mr. Peter Tapper

Mr. Tapper was appointed to the Board in September 2003 and resigned as a director of the Company with effect from March 31, 2006. Mr. Tapper has an Honours Degree in Civil Engineering from the University of Auckland, New Zealand. Mr. Tapper has had an extensive career in the oil and gas industry, working in technical and senior management roles for for Royal Dutch/Shell for 34 years in Holland, Brunei, Indonesia, USA, Qatar and Australia.

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

Mr. Richard Webber

Mr. Webber was appointed as Chief Executive Officer and President of the Company in February 2006 and a Director in March 2006. He holds a B.Sc. and an M.Sc.(Hons) in physics and has thirty years of experience in the international oil and gas industry having worked for BP, Schlumberger and Fletcher Challenge Energy. Mr. Webber has held technical, commercial, and executive roles in the Middle East, the Far East, the United Kingdom, Australia, Papua New Guinea and New Zealand.

Mr. Bernhard J. Zinkhofer

Mr. Zinkhofer was appointed to the Board of Directors in March 2001 and resigned as a director of the Company with effect from July 8, 2005. Mr. Zinkhofer has practised law as a partner at the Canadian law firm of Lang Michener LLP in their Vancouver, British Columbia office since 1992 and provides legal counsel to the Company in that capacity.

Mr. Zinkhofer also serves or has served as a director of Trans-Orient Petroleum Ltd (1997-2003), TAG Oil Ltd. (1997-2003), Strategic Technologies Inc. (1995 to present), Helijet International Corp. (1996-2004), Foran Mining Corp. (1997-2000), Caliente Capital Corp. (1999-2003), Verida Internet Corp. (1999-2001) and Arrabbiata Capital Corp. (2002-2004).

Mr. Joe Johnston – Petroleum Engineering Manager

Prior to joining the Company in December 2005, Mr. Johnston worked as an independent consultant for many companies for 9 years on drilling, production and reservoir engineering projects in NZ, Australia and Thailand. For the 9 years prior to that, he worked as a drilling and reservoir engineer for New Zealand Oil & Gas Ltd on projects in NZ, Australia and Papua New Guinea. He started his career working on both onshore and offshore rigs for various service companies in the UK and Norwegian sectors of the North Sea, Egypt and Spain.

Mr. Bruce McGregor – Chief Financial Officer

Mr. McGregor is a Chartered Accountant, a member of the Institute of Chartered Accountants of New Zealand and a member of the Institute of Directors in New Zealand. He joined the company as Chief Financial Officer in April 2005 having previously worked for Methanex New Zealand, Fletcher Challenge Energy and Royal Dutch/Shell in various accounting, finance and commercial roles.

Mr. Carey Mills – Exploration Manager

Mr. Mills graduated from Victoria University of Wellington with an M.Sc. (Hons) in Geology in 1988. Prior to joining Austral Pacific, he worked as a petrophysicist for Esso on fields in Australia and Papua New Guinea. Mr. Mills has also worked as a geophysicist for New Zealand Oil & Gas Ltd and as a consultant geologist in Angola, Timor Sea, offshore Trinidad and Sakhalin Island Far Eastern Russia.

Ms Jeanette Watson – Company Secretary

Ms. Watson was appointed as Company Secretary in 2000. Ms Watson has a B.Sc. (Geology) and an LLB from Victoria University in Wellington, New Zealand and is qualified as a lawyer. She has practised commercial and corporate law in New Zealand and the United Kingdom.

Ms Jenni Lean – former Commercial Manager

Ms Lean has a B.Sc. and MBA from Victoria University in Wellington, New Zealand. She has experience as a computer programmer at the Australian National University in Canberra, taught mathematics and science in Wellington and has worked in the strategic planning division at New Zealand’s government science research body. She has been Executive Officer for New Zealand’s rural consultants body and an integral part of a forestry trading group in New Zealand. Since 1995 she has been involved with the Company as part of the senior management team, previously as Commercial Manager and since January 2005 as a contractor to the Company via the company of which she is CEO, Rift Oil PLC. Ms Lean’s spouse, Dr. Bennett, is the Company’s former Chief Executive Officer.

Mr. Nigel Robinson – former Chief Financial Officer

Mr. Robinson has a B.Com (Accounting) from Otago University in Dunedin, New Zealand and is a Chartered Accountant member of the Institute of Chartered Accountants of New Zealand. He joined the Company in September 2003 and was appointed Chief Financial Officer on December 1, 2003. He resigned from this position effective April 25, 2005. He has experience in corporate reporting/accounting and business processes.

Dr. Terry Russell – former Exploration Manager

Dr. Russell has a B.Sc (Hons) from Victoria University in Wellington, New Zealand and a PhD from the University of New England, New South Wales. He has over 25 years experience in oil and gas exploration, principally working with junior oil explorers. Dr. Russell joined the Company as Exploration Manager in 2002 and resigned with effect from October 2005. Prior to joining the Company, he most recently worked for the Australian-based Bligh Oil & Minerals NL where he was responsible for managing Bligh's operated and non-operated permits in New Zealand and Tunisia. Dr. Russell has worked on exploration and/or development projects in New Zealand, Australia, the United States, Argentina and Tunisia. He has extensive experience in the development of exploration plays and prospect generation; seismic and drilling operations; and government liaison, project and joint venture management.

Events Subsequent to December 31, 2005

With effect from January 1, 2006, Dr. Ellenor and Dr. Hill were appointed as directors of the Company.

Consequent upon Dr. Bennett’s resignation as CEO on December 30, 2005, the Board appointed Mr. Newman as interim CEO, and then with effect from February 7, 2006, Mr. Richard Webber was appointed as CEO. Mr. Webber was also appointed as a director, with effect from March 2, 2006.

Mr. Johnson and Mr. Tapper resigned as directors of the Company with effect from January 31, 2006 and March 31, 2006, respectively. Mr. Bennett did not seek re-election as a director of the Company therefore ceased to be a director effective May 2, 2006.

B. Compensation

The following table sets forth the aggregate compensation paid by the Company for services rendered during the last full financial year indicated, reported as at December 31, 2005:

SUMMARY COMPENSATION TABLE

Director/Officer	Compensation (9)		Options granted over Securities (10)
	Salary	Other	Number	Price	Expiry
David Bennett (1)	$738,569 (11)	(12)	Nil (13)	N/a	N/a
Ronald Bertuzzi	Nil	$83,250 (12) (14)	Nil	N/a	N/a
Garth Johnson	Nil	$18,700 (12) (14)	Nil	N/a	N/a
David Newman	Nil	(12)	Nil	N/a	N/a
Peter Tapper	Nil	(12)	Nil	N/a	N/a
Bernhard Zinkhofer (2)	Nil	(12)	Nil	N/a	N/a

Joseph Johnston (3)	$15,613	Nil	100,000	$1.90	Dec 1, 2010
Jennifer Lean (4)	Nil (15)	$98,107 (17)	Nil	N/a	N/a
Carey Mills (5)	Nil	$11,901 (16)	100,000	$1.90	Dec 1, 2010
Bruce McGregor (6)	$78,217	Nil	100,000	$2.75	Jul 25, 2010
Nigel Robinson (7)	$32,883	Nil	Nil	N/a	N/a
Terence Russell (8)	$142,109	Nil	Nil	N/a	N/a
Jeanette Watson	Nil (15)	$91,653	Nil	N/a	N/a

(1)	Resigned as CEO on December 30, 2005.
(2)	Resigned on July 8, 2005.
(3)	Appointed on December 1, 2005.
(4)	Resigned on January 29, 2005.
(5)	Appointed with effect from October 4, 2005.
(6)	Appointed on April 25, 2005.
(7)	Resigned with effect from April 25, 2005.
(8)	Resigned with effect from October 4, 2005.
(9)	Officers are employed or contracted by, and salaries or fees are paid by, a subsidiary of the Company, Austral Pacific Energy (NZ) Limited, under a management contract with the Company.
(10)	Options granted in fiscal 2005 as compensation. See discussion of option terms in Item 6.E – Share Ownership.
(11)	Salary figure includes a cash termination payment of $429,219, in accordance with Dr. Bennett’s employment agreement. See also disclosures at Item 7.B – Related Party Transactions.
(12)	Directors’ fees are not required by the Company’s home jurisdiction to be disclosed individually. See aggregate figure below under “Compensation of Directors”.
(13)

600,000 options previously granted to Dr. Bennett were extended in July 2005 for 2 further years, subject to shareholder approval. The exercise price of such options was increased from $1.00 to $1.10 for the first year, and $1.20 for the second year. In December 2005, 150,000 of 300,000 performance options held by Dr. Bennett were agreed vested and 150,000 were agreed to be cancelled, subject to shareholder approval. These changes would normally be treated as new grants, but as the variations were subject to shareholder approval, they were not exercisable until shareholder approval was received, and all such options were agreed, after balance date, to be cancelled and replaced by a grant of 750,000 2-year options, immediately vested, exercisable at $1.20 each.

(14)	Aggregate value realised upon exercise of incentive stock options.
(15)	As a contractor to the Company, no salary is paid.
(16)	Fees received as a contractor to the Company from Oct 4 to Nov 28, 2005, before becoming an employee.
(17)	Includes fees received as a contractor

Compensation of Directors

The Chairman of the Board currently receives $25,000 per year. Other non-executive directors have in the past received $5,000 to $7,500 per year. In fiscal 2005, the directors received a total of $57,721. Two new directors, appointed with effect from January 1, 2006, received 60,000 options each and no cash remuneration on appointment. See table and footnotes under Item 6.E for further details of these options, and discussion under Item 6.E for terms of stock options. The Remuneration Committee has recently agreed that the following remuneration will be paid in future:

- annual base fee directors	$16,000 per annum
- chairman’s fee	$25,500 per annum
- audit committee chairman	$10,000 per annum
- audit committee member	$2,500 per annum
- remuneration committee chairman	$5,000 per annum
- remuneration committee member	$1,500 per annum
- directors’ option grant on appointment	60,000 shares (5 years at market)
- annual option grant	20,000 shares (5 years at market)

Expenses directly attributable to services as directors are reimbursed to the directors by the Company. No pension, retirement or similar benefits are paid or payable.

Indemnification of Directors and Officers

The Company has taken out liability insurance to cover Directors and Officers in the performance of their duties.

The Company has granted a deed of indemnity to the resident director of its Papua New Guinea subsidiary, and a letter of indemnity to a director of its New Zealand subsidiaries. No other agreements to contractually provide indemnities have been executed or delivered.

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

As at May 31, 2006:

DIRECTORS

Name	Period in Office	Committees
Ronald Bertuzzi	8 years	Audit
Douglas Ellenor	5 months	Audit, Remuneration
Peter Hill	5 months	Audit, Remuneration
David Newman	3 years	Audit, Remuneration
Richard Webber	3 months

OFFICERS

Name	Period in Office
Richard Webber, CEO	3 months
Bruce McGregor, CFO	1 year
Jeanette Watson, Company Secretary	6 years
Carey Mills, Exploration Manager	6 months
Joseph Johnston, Petroleum Engineering Manager	6 months

2. Directors’ service contracts

No director has a contract that provides for any benefits upon termination of his/her service as a director.

The Company has a management agreement with a subsidiary, Austral Pacific Energy (NZ) Limited, which company formerly had an employment agreement with Dr. David Bennett, to manage all the Company’s operations and its affiliates, including providing to the Company the services of Dr. Bennett as CEO and President. The severance terms of that employment agreement provided that, upon termination without cause, he will be paid two months severance for each year of service since October 1997 (limited to a maximum of 24 months’ pay) and six months severance in lieu of equivalent notice. Upon Dr. Bennett’s resignation as CEO on December 30, 2005, he was paid $429,219 under this clause.

The severance terms of Mr. Webber’s employment agreement provided that, upon termination without cause, he will be paid a severance payment equal to twelve months remuneration.

3. Audit and Remuneration Committees

See table in Item 6.C.1 – Term of Office for Audit and Remuneration Committee members as at May 31, 2006.

The Board adopted an Audit Committee Charter on April 24, 2004 (amended on November 8, 2004) governing the conduct of the Audit Committee, and adopted procedures for receiving and dealing with accounting complaints on November 8, 2004 (amended effective January 6, 2006). The Audit Committee monitors the veracity of the financial and regulatory reports produced by the Company, and the controls that are in place to ensure the opportunities for fraud or material error in the financial statements of the Company are minimised. The Charter sets out the committee’s responsibilities, procedures for communication with the auditor, and the requirements against which the Committee’s performance is measured.

The Board of Directors established a Remuneration Committee in April 2004 and established terms of reference for the remuneration committee on June 25, 2004. Directors and officers’ remuneration must be considered by the remuneration committee. The remuneration committee also approves grants of incentive stock options to management and other service providers, under the criteria of the 2004 Share Option Plan and the policy adopted by the Board. Any variation from the policy or the Plan rules, and all options granted to directors, must be approved by the disinterested directors of the full Board.

D. Employees

As of December 31, 2005, the Company employed eight people full time in its Wellington, New Zealand office, one in New Plymouth, New Zealand and two part-time in Port Moresby, Papua New Guinea. The persons employed in the Wellington office are occupied with technical management and support, company and joint venture accounting, financial reporting, and office management. In addition, another two persons were employed in the 2005 year on a part time basis to assist in technical and administrative support. Branch offices employ accounting and operational supervisory staff.

In addition to the foregoing, the Company also receives technical and administrative services from a number of contractors and consultants.

E. Share Ownership

Director/Officer	Beneficial Ownership (1)		Securities held under Option(3)
	Number	%	Number	Price	Expiry
Ronald Bertuzzi	39,542	0.17	Nil
Douglas Ellenor	Nil		60,000	(4)	Jan 1, 2011
Peter Hill	Nil		60,000	(4)	Jan 1, 2011
David Newman	55,000	0.24	25,000	$1.25	Oct 15, 2008
Richard Webber	Nil		400,000	(4)	Jan 31, 2011

Joseph Johnston	(2)	100,000	$1.90	Dec 1, 2010
Bruce McGregor	(2)	100,000	$2.75	Jul 25, 2010
Carey Mills	(2)	100,000	$1.90	Dec 1, 2010
Jeanette Watson	(2)	Nil

(1)	Common shares and common shares under vested options or exercisable warrants held directly or indirectly by current directors or officers of the Company, as at May 31, 2006.
(2)	Common shares and common shares under vested options or exercisable warrants beneficially owned is less than one percent of total common shares, and not previously disclosed.
(3)	As at May 31, 2006.
(4)	See table under section “Stock Options” for exercise price details.

Stock Options

The Company established a share option plan for the granting of options to employees and service providers, which plan was approved by shareholders on June 25, 2004 at the AGM, and accepted by the TSX-V (“2004 Plan). The 2004 Plan was attached as an Exhibit to the Company’s Form 20-F filing in 2004. The Plan provides for the Board to issue non-assignable, non-transferable options, with a term of up to 5 years, terminating within 90 days after the optionee ceases to be employed by, or provide services to, the Company, at an exercise price not less than the TSX-V specified Discounted Market Price, such options generally vesting in equal amounts over 3 years.

The Board of Directors of the Company proposed to the May 2, 2006 annual meeting of shareholders to adopt a new share option plan, which plan was duly approved and adopted by the shareholders (“2006 Plan”). The 2006 Plan changes the maximum number of options that can be issued under the plan, from a fixed number, to an amount equal to 10% of the total outstanding shares at any time. All other terms of options able to be granted under the 2006 Plan are the same as under the 2004 Plan, except that vesting may occur in 3 equal amounts over 18 months. (see Exhibit 4.7)

Stock options granted before the 2004 Plan was put in place were issued at exercise prices determined by the Board of Directors, with options vesting over 18 months. These options are non-transferable, non-assignable with a term of 5 years, terminating 45 days after the optionee ceases to be associated with the Company.

All stock options are granted without purchase price and entitle the holder to the issue of one common share, upon payment of the exercise price, for each stock option exercised.

In fiscal 2005, a total of 90,000 shares were issued to directors and employees (60,000 of those to 2 directors) of the Company pursuant to exercises of incentive stock options (all at an exercise price of $1.25) ..

In fiscal 2005, a total of 300,000 new incentive stock options were granted to directors and employees (all to management – see Summary Compensation table under Item 6.B – Compensation). After balance date, the following options were granted to directors and management:

Name	Number of Options Granted	Expiry Date	Exercise Price(s)	Vesting Date
Douglas Ellenor	60,000	Jan 1, 2011	20,000 @ $1.80 20,000 @ $2.00 20,000 @ $2.50	Jan 1, 2007 Jan 1, 2008 Jan 1, 2009
Peter Hill	60,000	Jan 1, 2011	20,000 @ $1.80 20,000 @ $2.00 20,000 @ $2.50	Jan 1, 2007 Jan 1, 2008 Jan 1, 2009
Richard Webber	400,000	Jan 31, 2011	200,000 @ $1.50 100,000 @ $2.00 100,000 @ $2.50	Jan 31, 2007 Jan 31, 2008 Jan 31, 2009
David Bennett (1)	750,000	Feb 2, 2008	$1.20	Feb 2, 2006

(1)	Ceased to be a director effective May 2, 2006, but remains a consultant to the Company therefore remains eligible to exercise such options.

From December 31, 2005 to May 31, 2006, 44,000 vested stock options expired unexercised, 72,666 options lapsed unvested upon cessation of involvement with the Company, and 78,334 shares were issued upon exercise of options.

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED TRANSACTIONS

A. Major shareholders

1. Beneficial Holders of More Than Five Percent of Outstanding Shares

To the knowledge of the Company or ascertained from public filings, the only persons holding, directly or indirectly, five percent or more of the Company's Common Stock and rights to acquire stock within 60 days, are listed below (as of May 31, 2006):

Beneficial Owner	Number of Shares and Rights (3)	Percent of Class
Infratil Gas Limited Wellington, New Zealand	3,684,691	15.37%
Mr. P Loretto (1) Vancouver, BC, Canada	2,277,890	9.97%
Mr. A Guidi Vancouver, BC, Canada	1,693,315	7.44%
Trans-Orient Petroleum Ltd. (2) Vancouver, BC, Canada	1,634,940	7.16%

(1)

Mr. Loretto is the President, CEO and a director of Trans-Orient Petroleum Ltd. Mr. Loretto is also a principal shareholder of Trans- Orient Petroleum Ltd. and as such all holdings disclosed in relation to Trans-Orient Petroleum Ltd. are also included in Mr. Loretto’s holdings

(2)

Trans-Orient Petroleum Ltd. (“Trans-Orient”) is a public company traded on the OTC Bulletin Board in the United States. Mr. Johnson (a former director of the Company) previously served as CFO, Corporate Secretary and a director of Trans-Orient Petroleum Ltd.

(3)	As reported in public filings

To the knowledge of the Company, the only significant changes in percentage share ownership held by any major shareholders, during the last three years, are:
- the transfer of control of Trans-Orient Petroleum Ltd. from Mr. Guidi to Mr. Loretto in November 2003, thereby transferring beneficial interest in Trans-Orient’s holdings in the Company from Mr. Guidi to Mr. Loretto;
- the acquisition by Exploration Capital Partners Limited Partnership of more than 5% of the capital of the Company during 2004 and its subsequent sale of securities to hold less than 5% by end 2005; and
- the acquisition by Infratil Gas Limited of more than 5% of the capital of the Company during 2005.

The Company’s major shareholders do not have different voting rights.

2.      Host country shareholders

To the knowledge of the Company, as at May 31, 2006, 4,285,849 common shares were held by 992 registered shareholders in the United States.

3.      Controlling shareholders

There are no controlling shareholders of the Company.

Mr. Peter Loretto, a resident of Canada, directly and via his controlling position in Trans-Orient Petroleum Ltd, controls a 9.97% shareholding in the Company.

Infratil Gas Limited acquired 2,456,461 million shares and 1,228,230 million warrants in a private placement in October 2005, thereby acquiring approximately an 11% (15.37% diluted) shareholding in the Company.

4.      Arrangements affecting shareholdings

There are no arrangements known to the Company the operation of which may at a subsequent date result in a change of control of the Company.

B. Related party transactions

During 2005, the Company incurred $1,287,202 (including stock compensation) (2004: $223,373; 2003: $197,165) in remuneration to the former President of the Company and $36,524 (2004: $37,553; 2003: $32,741) in rent to a trust in which the President of the Company is a trustee. Also during 2005, $98,107 (2004: $128,474; 2003: $111,634) was paid to the former President of the Company’s spouse, in her role as a consultant to the Company (2004 and 2003: Commercial Manager).

Other directors received a total remuneration of $57,721 during 2005. (2004: $58,954; 2003:$20,986).

During 2005 the Company paid a law firm in which a former Director is a partner, $66,470 (2004: $81,771 2003: $95,980) for legal services.

The Company also paid a company that employed a Director, $18,000 (2004: $18,000; 2003: $9,454) for financial services.

Interests in some petroleum properties have been acquired in conjunction with TAG Oil Ltd. with which the Company had a common director throughout the period ending December 2005 and has certain common principal shareholders. Certain of the directors of the Company are or were directors and/or officers of these other corporations, or of other corporations engaged in the petroleum exploration and development industry.

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the consideration established and agreed to by the related parties.

C. Interests of experts and counsel

Not applicable

ITEM 8.           FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

Consolidated financial statements for the 12 months ended December 31, 2005 are provided under PART III. Item 17 – Financial Statements.

There are no material legal proceedings to which the Company is subject or which are anticipated or threatened. Previously the Company was subject to proceedings as detailed in Note 10(d) to the Company’s 2005 Financial Statements (Item 17).

The Company has never paid dividends to shareholders nor is there a policy in place to do so. All cash flow derived by the Company is re-invested in oil and gas exploration, development and associated costs.

B.           Significant Changes

No significant changes material to the Company’s business have occurred since the date of the annual financial statements, except as disclosed in Note 17 – Subsequent Events of the Company’s 2005 Financial Statements (Item 17) and in Items 4.A.4 – Important Events and Item 4.D – Property, Plants and Equipment.

ITEM 9.           THE OFFER AND LISTING

A.           Offer and Listing Details

1, 2 & 3. Not applicable

4.           Price History of the Stock

Summary trading by year, in United States dollars per share, for the five most recently completed fiscal periods ending December 31, 2005:

Year	OTCBB (1)(2)(6)	OTCB B	NZSX (2)(4)	NZSX	TSX-V (2)(5)	TSX-V	AMEX (2)(6)	AMEX
	High	Low	High	Low	High	Low	High	Low

2001 (3)	2.75	0.71	1.55	1.55	No trades	No trades	No trades	No trades
2002	1.50	0.63	No trades	No trades	No trades	No trades	No trades	No trades
2003	1.55	0.35	No trades	No trades	No trades	No trades	No trades	No trades
2004	3.40	1.30	3.28	1.35	3.38	1.32	No trades	No trades
2005	3.80	2.70	3.56	1.84	3.77	1.39	3.47	1.63

Summary trading for the two most recently competed fiscal periods ending December 31, 2005 and the subsequent period for full quarters:

Year/ Quarter	OTCBB (1)(2)(6)	OTCBB	NZSX (2)(4)	NZSX	TSX-V (2)(5)	TSX-V	AMEX (2)(6)	AMEX
	High	Low	High	Low	High	Low	High	Low

2004
Quarter 1	2.40	1.30	1.79	1.34	2.41	1.32	No trades
Quarter 2	2.68	1.75	2.41	1.60	2.71	1.72	No trades
Quarter 3	2.60	1.95	2.67	2.05	2.56	1.93	No trades
Quarter 4	3.40	2.68	3.28	2.66	3.38	2.81	No trades

2005
Quarter 1	3.80	2.70	3.56	2.87	3.77	2.64	No trades	No trades
Quarter 2	3.30	2.85	3.26	2.72	3.51	2.25	3.47	2.30
Quarter 3	No trades	No trades	3.20	2.58	3.37	2.36	3.26	2.36
Quarter 4	No trades	No trades	2.88	1.84	3.00	1.59	2.90	1.63
2006
Quarter 1	No trades	No trades	2.05	1.52	1.97	1.33	1.90	1.35

Summary trading for the six most recently completed months ending May 31, 2006

Month	OTCBB (1)(2)(6)	OTCBB	NZSX (2)(4)	NZSX	TSX-V (2)(5)	TSX-V	AMEX (2)(6)	AMEX
	High	Low	High	Low	High	Low	High	Low

Dec 2005	No trades	No trades	2.06	1.84	1.85	1.59	1.88	1.63
Jan 2006	No trades	No trades	2.05	1.77	1.72	1.43	1.75	1.50
Feb 2006	No trades	No trades	1.89	1.65	1.49	1.39	1.56	1.35
Mar 2006	No trades	No trades	1.83	1.52	1.97	1.33	1.90	1.38
Apr 2006	No trades	No trades	2.56	1.87	3.02	2.03	3.02	1.86
May 2006	No trades	No trades	2.01	1.74	2.05	1.75	2.20	1.70

(1)	OTCBB quotations may reflect interdealer prices, without retail markup, markdown or commission and may not necessarily reflect actual transactions.
(2)

OTCBB quotes are from www.amex.com. All TSX-V, AMEX and NZSX (listed) prices are from www.finance.yahoo.com. All NZSE Unlisted trades prices are from www.directbroking.co.nz. Quoted prices are closing prices.

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

ITEM 10.          ADDITIONAL INFORMATION

A. Share Capital

Not applicable

B. Memorandum and Articles of association

The Articles of Association and other information required by this Item were previously filed with Form 10-12G for the year ended December 31, 1997, dated April 8, 1998. At a special general meeting of the shareholders on December 31, 2003, the Company adopted a new form of Bylaws, which were filed with Form 20-F, filed for the year ended December 31, 2003.

On April 15, 2005, the Board of Directors resolved to amend the Company’s By-laws and that the amendments would take effect from the end of the 2005 AGM, if they were confirmed by the shareholders by ordinary resolution. The resolution was so passed on June 8, 2005. The main change was the establishment of a one-third quorum requirement for shareholders’ meetings. The Company’s By-laws as amended were filed with Form 20-F for the year ended December 31, 2004.

In April, 2006, the Board of Directors of the Company resolved to propose the return of the Company’s incorporation to British Columbia to the annual meeting of shareholders in May 2006. Consequent upon that decision, the Board has proposed the adoption of new Articles and the authorization of a class of preferred shares at the May 2006 AGM. These proposals were so confirmed by the shareholders by special resolution at the AGM on May 2, 2006. The Board of Directors has not yet moved to implement the proposals and has the discretion to determine the timing of, or to abandon, implementation of these proposals.

C. Material contracts

The Company has not entered into any material contracts in the two years prior to the date of this filing which can reasonably be regarded as being out of the ordinary course of the Company’s business (which ordinary course includes the routine purchase and farm-in/farm-out of oil and gas properties, and settlement of claims), other than those contracts disclosed in previous filings (Forms 20-F filed for the years ended December 31, 2004 and December 31, 2003).

D. Exchange controls

The Company is a corporation incorporated pursuant to the laws of the Province of British Columbia, Canada, continued in the Yukon Territory of Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of the Company (the “Common Shares”), other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See “Taxation”, below.

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

E. Taxation

Certain Canadian Federal Income Tax Information for United States Residents
The following summarizes the principal Canadian federal income tax considerations generally applicable to the holding and disposition of common shares of the Company by a holder (a) who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”), is not resident in or deemed to be resident in Canada, deals at arm’s length with the Company, holds the common shares as capital property and does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada-United States Income Tax Convention (the “Treaty”), is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) common shares in connection with a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Treaty. Holders who meet all such criteria in clauses (a) and (b) are referred to herein as a “U.S. Holder” or “U.S. Holders”, and this summary only addresses such U.S. Holders. The summary does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or otherwise.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, all proposed amendments to the Tax Act and regulations publicly announced by the Minister of Finance (Canada) to the date hereof, the current provisions of the Treaty and the current administrative practices of the Canada Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law, the Treaty or administrative policy, although no assurance can be given in these respects. This summary does not take into account provincial, U.S. or other foreign income tax considerations, which may differ significantly from those discussed herein. The summary also assumes that the Company will be treated as a resident of Canada for purposes of the Tax Act. No opinion or tax ruling has been sought or obtained in respect of any assumption made in this summary.

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

In general, provided the common shares are listed on a prescribed exchange in Canada at the relevant time (maintaining the current TSX listing would be sufficient for this purpose), common shares will not be "taxable Canadian property" unless (i) at any time during the 60 month period ending at the time of disposition, the US Holder and/or persons and entities not dealing at arm's length with the US Holder owned 25% or more of the issued shares of any class or series of the capital stock of the Company, or (ii) the US Holder's common shares were acquired in certain types of tax-deferred exchanges in consideration for property that was itself "taxable Canadian property".

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

THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IT IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY HOLDER OR PROSPECTIVE HOLDER OF COMMON SHARES OF THE COMPANY AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO ANY SUCH HOLDER OR PROSPECTIVE HOLDER IS MADE. THE FOLLOWING DISCUSSION WAS NOT WRITTEN AND IS NOT INTENDED TO BE USED, AND CANNOT BE USED, BY ANY PERSON FOR THE AVOIDANCE OF ANY PENALTIES WITH RESPECT TO TAXES THAT MAY BE IMPOSED ON SUCH PERSON. ACCORDINGLY, U.S. HOLDERS AND PROSPECTIVE U.S. HOLDERS OF COMMON SHARES OF THE COMPANY SHOULD CONSULT THEIR OWN TAX ADVISORS ABOUT THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN, TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF COMMON SHARES OF THE COMPANY.

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

Distributions on common shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian or other foreign income tax withheld from such distributions. Such Canadian or other foreign tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below).

Subject to the “Passive Foreign Investment Company” discussion below, dividends distributed by the Company (if any) to a non-corporate U.S. Holder may be eligible for the 15% maximum Federal income tax rate that applies to dividends received by individuals from certain foreign corporations prior to January 1, 2009. To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a tax-free return of capital to the extent of the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from a “qualified 10-percent owned foreign corporation” (other than a passive foreign investment company) if such U.S. Holder owns shares representing at least 10% of the voting power and value of such corporation. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its world-wide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income" and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of common shares of the Company

Subject to the “Passive Foreign Investment Company” discussion below, a U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder's adjusted tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder. Any capital gain or loss will be a short-term or long-term if the U.S. Holder’s holding period for the Company’s common shares is one year or more. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. A non-corporate U.S. Holder may deduct capital losses not offset by capital gains against such Holder’s ordinary income up to a maximum annual amount of $3,000 ($1,500 for married taxpayers filing separately) and any unused portion of such net capital loss may be carried over to be used indefinitely in later tax years until such net capital loss is thereby exhausted. A corporate U.S. Holder (other than corporations subject to Subchapter S of the Code), may deduct capital losses only to the extent of its capital gains, and any unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Passive Foreign Investment Company

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company ("PFIC") is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.

Section 1297 of the Code defines a PFIC as a foreign (non-U.S.) corporation, if for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes but is not limited to interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. The Company believes that it is presently a PFIC.

As a PFIC, each U. S. Holder’s income or gain with respect to a disposition or deemed disposition of the Company’s shares or a distribution payable on such shares will generally be subject to tax at the highest marginal rates applicable to ordinary income and certain interest charges discussed below, unless the U.S. Holder has timely made a “qualified electing fund” election or a “mark-to-market” election for those shares. A U.S. Holder who elects in a timely manner to treat the Company as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company's qualifies as a PFIC on his pro-rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the Company taxable year ends, regardless of whether such amounts are actually distributed.

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

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest marginal tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing, non-corporate U.S. Holder must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

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

For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the Securities and Exchange Commission (“SEC”), (2) the national market system established under Section 11A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

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

F. Dividends and paying agents

Not applicable

G. Statement by experts

Not applicable

H. Documents on display

Certain documents concerning the Company which are referred to in this document may be inspected at the offices of Austral Pacific Energy Ltd., at Level 3, 40 Johnston Street, Wellington, New Zealand or at the registered office at Suite 200 Financial Plaza, 204 Lambert Street, White Horse, YT, Y1A 3T2, Canada, or via the Company’s website at www.austral-pacific.com.

Documents referred to in this document are filed with the US Securities Commission (“SEC”), and are available for view on the SEC website at: http//www.sec.gov.

I. Subsidiary information

A list of subsidiaries of the Company is identified in Note 2(b) to the Company’s 2005 Financial Statements (Item 17), and in the Exhibits as Exhibit 8. During fiscal 2005, the Company’s 35%-held Rockwell Limited changed its name to Coral Sea Drilling Limited. No changes to subsidiaries occurred after balance date. All the subsidiaries are controlled by the Company and there are no restrictions on the Company’s ability to determine the boards of directors of these subsidiaries.

ITEM 11.         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are carried at cost which approximates fair value due to the short-term maturity of these instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency exchange rate or credit risks arising from these financial instruments.

Interest rate risk:
The Company is a party to the Gas Pre-purchase and Option Agreement between the Company and NGC New Zealand Limited that may give rise to interest rate exposure (see Note 15 of the Company’s 2005 Financial Statements at Item 17, and Exhibit 4.2) . In the event that insufficient gas is delivered by the Company to discharge the advance, and the Company elects to refund the advance, interest will be payable for the period on the outstanding balance at April 2, 2013, calculated at the average New Zealand bank bill rate. The Company has several alternatives at its discretion for repayment of the advance. The Company’s current intention is to repay the advance by physical delivery of gas in which instance interest will not be incurred.

In the normal course of business the Company invests cash not immediately required for operational purposes. The primary objective of the Company’s investment activity is to preserve principal and maximise interest income without taking significant risk. The Company currently invests in bank deposits with a number of banks. The Company is exposed to interest rate risk resulting from changes in interest rates relating to these investments.

Equity price risk:
The Company holds investments in one publicly held entity listed on the AIM market in London. Any changes in the value of this investment would not materially impact the financial results of the Company.

Exchange rate risk:
As the Company operates in New Zealand and Papua New Guinea there is an exposure to foreign exchange risk arising from fluctuations in the exchange rates of these currencies. To a lesser extent, fluctuations in the Canadian dollar exchange rate will have an impact as the Company incurs costs in Canadian dollars relating primarily to corporate activities.

The Company does not currently engage in foreign currency hedging although the treasury policy approved by the Board of Directors allows hedging arrangements to be entered into within specified limits when considered appropriate by management. Refer to Item 5.A.3 for further information.

Commodity price risk:
The Company is involved in exploring for oil and natural gas. Sales of oil will be subject to commodity price risk which will increase as production rates increase. The Company has not entered into any arrangement to hedge commodity price risk. As projects are further developed the Company may choose to hedge commodity price risk, particularly if external financing is arranged.

Translation exposure:
Translation exposure is defined as the Company’s exposure to currency risk when translating the results and net assets of foreign subsidiaries to United States dollars. The translation effects on the Company’s accounts are not hedged.

Derivative financial instruments:
As at December 31, 2005 the Company has not entered into any derivative financial instruments to manage any of the risks discussed above.

During the year ended December 31, 2004 the Company issued two series of share purchase warrants with exercise prices stated in New Zealand dollars. These warrants require physical settlement in common shares of the Company. The Company’s functional currency is United States dollars. Typically, contracts indexed to a company’s own stock do not meet the definition of a derivative. However, guidance provided by the Derivatives Implementation Group in Issue C8 states the difference between the currency of the stated exercise price and the functional currency gives rise to an embedded derivative. Furthermore, SFAS 133, Accounting for Derivative Instruments and Hedging Activity, provides that when an embedded derivative cannot be separated from its host contract, that contract must be treated as a derivative in its entirety. Accordingly, warrants with a stated exercise price in New Zealand dollars are considered derivatives for the purposes of US GAAP. There were no New Zealand dollar share purchase warrants outstanding at December 31, 2005.

ITEM 12.         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13.         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15.         CONTROLS AND PROCEDURES

The Company is aware of the importance of maintaining controls and procedures and is continuously improving its controls and procedures. As the Company is not an accelerated filer under SEC definitions, beginning with the Company’s fiscal year ending December 31, 2007, Section 404 of the U.S. Sarbanes-Oxley Act 2002 (“Section 404”) will require the Company to include an internal control report from management with the annual report on Form 20-F. The internal control report must contain (1) a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting for the Company, (2) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of the Company’s internal controls over financial reporting, (3) management’s assessment of the effectiveness of the Company’s internal controls over financial reporting as of the end of the most recent fiscal year, including a statement as to whether or not the Company’s internal controls over financial reporting are effective and (4) a statement that the Company’s independent auditors have issued an attestation report on management’s assessment of the internal controls over financial reporting.

Evaluation of Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) as of December 31, 2005, have concluded that the Company’s disclosure controls and procedures were not, based on the material weaknesses discussed below, adequate and effective for recording, processing, summarizing and reporting the material information we are required to disclose in the reports we file or submit under the Exchange Act, within the time periods specified in the rules and forms of the SEC.

In connection with the audit of the Company’s 2005 fiscal year financial statements the Company’s independent auditors notified the Company that they had identified two issues which constitute material weaknesses. These material weaknesses comprised:

  inadequate controls over the cut off processes, resulting in a number of post-closing adjustments; and, application of full cost accounting principles, resulting in post-closing adjustments.

In addition, in the course of preparing the Canadian to United States General Accepted Accounting Principles reconciliation the Company became aware that at 31 December 2005 it had not correctly accounted for stock compensation expense under Canadian GAAP. The error arose as a result of an interpretation of stock based accounting standards such that a stock option grant made in February 2006, which was disclosed in the Canadian GAAP financial statements by way of a note, should have been accounted for as an adjustable subsequent event. Accordingly, the December 2005 financial statements prepared under Canadian GAAP have been restated to account for this.

The material weaknesses referred to above did not relate to fraud and were fully addressed prior to completion of the financial statements presented in the US filings. The Company has moved to remediate these weaknesses during 2006 through the following new and continued remediation actions:

  appointment of an experienced Chief Executive Officer, effective February 2006, who has previous experience with SEC registrants;
  appointment of two directors new to the Company with extensive experience in the oil and gas exploration industry and oversight roles;
  improving the integration and use of the accounting system to capture data in a timely manner;
  recruitment of an additional experienced accountant to assist in the development of accounting processes and reporting;
  clearly defining the roles and responsibilities of the internal accounting staff and, training of staff to address knowledge and information gaps.

As the Company progresses through the internal controls process, other conditions may be identified that As required by Section 302(a) of the Sarbanes-Oxley Act of 2002, the Company’s Chief Executive Officer and Chief Financial Officer are required to make certifications related to the information in the Company’s annual report on Form 20-F. As part of such certification, the Chief Executive Officer and Chief Financial Officer must certify that they are responsible for establishing and maintaining disclosure controls and procedures to ensure that material information with respect to the Company is made known to them and that they have evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2005. Disclosure controls and procedures are intended to ensure that information required to be disclosed by the Company in its annual report is recorded, processed, summarized and reported within the time periods required. The Company has adopted or formalized such controls and procedures as it believes are necessary and consistent with its business and internal management and supervisory practices.

Completed Remediation Action to Address 2004 Material Weaknesses

In the process of conducting our audit of the Company’s 2004 fiscal year financial statements, our independent auditors notified the Company that they had identified an error in our application of US GAAP accounting standards. As a result, the Company recorded a post-closing adjustment to our US GAAP reconciliation for the 31 December 2004 fiscal year, and restated the US GAAP reconciliation for the year ended 31 December 2003. The error was due to a material weakness related to inadequate controls over the closing processes supporting the US GAAP financial information and the preparation and work-papers supporting the US GAAP financial information and a lack of sufficient knowledge and experience among internal personnel regarding the application of US GAAP and SEC requirements. The material weakness referred to above did not relate to fraud or require any change to the Company’s Canadian GAAP accounts.

Under the supervision of the Board of Directors, the Company continues to work towards remediating the material weakness during 2005 through a combination the following initiatives:

  the recruitment of a senior Chief Financial Officer that has previous experience with the application of US GAAP and SEC registrants;
  the recruitment of additional experienced professional accounting personnel to supplement existing staff; and, the development of an improved US GAAP reconciliation process and supporting workpapers.

Changes in Internal Control over Financial Reporting

Other than noted above, there have been no significant changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.         RESERVED

ITEM 16A.      AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that it has one Audit Committee financial expert serving on its Audit Committee. This financial expert is Mr. David Newman who is accredited in New Zealand as a Chartered Accountant. During his career with BP, Mr. Newman served as CFO of BP Oil South Africa, and as CEO of BP New Zealand was direct supervisor for the company’s CFO. Previously, he spent 10 years with Deloitte and Touche, and Ernst & Young, in New Zealand and in the United Kingdom, including 5 years as an Audit Manager. He has served as Audit Committee chairman for a number of New Zealand public issuers and other significant companies.

The Board has determined that Mr. Newman is independent. Although, Mr. Newman also serves as a director and Chairman of Infratil Limited, the parent company of Infratil Gas Limited, a greater than 10% shareholder of the Company, and as chairman of the Company is deemed to be an executive officer of the Company under Canadian rules, he is not employed by Infratil or the Company, is remunerated only in his capacity as a director of each company, and serves as chairman in a part-time capacity of both companies. Under both US and Canadian rules, he does not, by virtue of such relationships alone, lose his status as an independent director, and the Board has determined that he does not have any other “material relationship with the Company which might interfere with the exercise of his independent judgement”. Therefore, in accordance with the Company’s U.S. listing requirements and Rule 10A-3 of the Securities Exchange Act of 1934, Mr. Newman meets the standard for independence as a member of the Board of Directors and as a member of the Audit Committee. However, to comply with the spirit of NZSX Rules, he is treated by the Company as not independent for the purposes of audit committee membership, and an additional independent audit committee member (Dr. Ellenor) was appointed from January 24, 2006.

ITEM 16B.      CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Chief Executive Officer and the Chief Financial Officer, as well as to all other staff. The Company has made available its code of ethics on its website, www.austral-pacific.com and has filed it on the Canadian securities regulatory administrators’ website www.sedar.com.

ITEM 16C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Service	For the fiscal year ended December 31, 2005	For the fiscal year ended December 31, 2004
Audit Fees	$259,972	$70,338
Audit Related Services	$ 23,204	$26,461

The nature of the services provided by KPMG under each of the categories indicated in the table is described below.

Audit Fees
Audit fees were for professional services rendered by KPMG for the audit of the Company’s annual financial statements and services provided in connection with statutory and regulatory filing or engagements.

Audit-Related Fees
Audit-related fees were for assurance and related services and costs reasonably related to the performance of the audit or review of the annual statements or bi-annual statements that are not reported under “Audit Fees” above.

Pre-Approval Policies and Procedures
It is within the mandate of the Company’s Audit Committee to approve all audit and other non-audit related fees paid to the independent auditor. The auditors present the estimate for the annual audit related services to the Committee for approval prior to undertaking the annual audit of the financial statements, and for all other services.

D.           Exemptions From the Listing Standards for Audit Committees

None

E.           Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company, nor any of its “affiliated purchasers,” purchased any of the Company’s securities in fiscal 2005.

PART III

ITEM 17.         FINANCIAL STATEMENTS.

ITEM 18.         FINANCIAL STATEMENTS

Not Applicable

ITEM 19.         EXHIBITS

List of Exhibits

Exhibit Reference	Exhibit Description	Reference
1.1	Articles of Continuance of the Company	(1)
1.2	Certificate of Amendment of the Company (Dec 03)	(2)
1.3	2005 Bylaws of the Company (Jun 05)	(3)
2.1	AMEX listing agreement (Apr 05)	(3)
4.1	Form of Stock Option Agreement for all vesting options granted to named directors and officers (Oct 02)	(4)
4.2	Gas Pre-purchase and Option Agreement between the Company and NGC New Zealand Limited (Apr 03)	(3)
4.3	2004 Share Option Plan (Jun 04)	(5)
4.4	Report of Reserves Form 51-101F1 (Dec 05)	(6)
4.5	Form of Unit Subscription Agreement between the Company and investors to the Company (Oct 05)	Filed
4.6.1	Settlement Agreement between DJ Bennett and the Company (Dec 05)	Filed (8)
4.6.2	Variation of Settlement Agreement between DJ Bennett and the Company (Feb 06)	Filed (8)
4.7	10% Rolling Stock Option Plan adopted May 2, 2006	Filed
8	List of Subsidiaries of the Company	Filed
11	Code of Ethics	(7)
12.1	Section 302 Certification of CEO	Filed
12.2	Section 302 Certification of CFO	Filed
13.1	Section 906 Certification of CEO	Filed
13.2	Section 906 Certification of CFO	Filed

(1)	Incorporated by reference as previously included in Form 10-12G filed April 8, 1998

(2)	Incorporated by reference as previously included in a Form 6-K filed December 31, 2003

(3)	Incorporated by reference as previously included in our Form 20-F filed for the year ended December 31, 2004

(4)	Incorporated by reference as previously included in our Form 20-F filed for the year ended December 31, 2002

(5)	Incorporated by reference as previously included in our Form 20-F filed for the year ended December 31, 2003

(6)	Incorporated by reference as previously included in a Form 6-K filed April 10, 2006

(7)	Available on the Company’s website at www.austral-pacific.com

(8)

This Settlement Agreement and its Variation supersede the Stock Option Agreement with Dave Bennett for performance vesting options, as previously included in our Form 20-F filed for the year ended December 31, 2002.

SIGNATURES

The Company certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

AUSTRAL PACIFIC ENERGY LTD.

Date: June 28, 2006	By:	“R E Webber”
	Name:	Rick Webber

	Title:	Chief Executive Officer, President

Auditor’s Report

To the Shareholders of
Austral Pacific Energy Ltd.
(formerly Indo-Pacific Energy Ltd.)

We have audited the Consolidated Statements of Operations and Deficit, Changes in Stockholders’ Equity and Cash Flows of Austral Pacific Energy Ltd. (formerly Indo-Pacific Energy Ltd.) for the year ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows of the Company for the year ended December 31, 2003, in accordance with Canadian generally accepted accounting principles.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
March 5, 2004

Comments by the Auditors for U.S. and New Zealand Readers on
Canada-U.S. and New Zealand Reporting Differences

The reporting standards in New Zealand and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 of the consolidated financial statements as at December 31, 2003. The standards of PCAOB also require the addition of an explanatory paragraph when changes in an accounting policy, such as those involving asset retirement obligations described in Note 2 (n), have a material effect on the consolidated financial statements. Our report to the shareholders dated March 5, 2004, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
March 5, 2004

Auditor’s Report for the Financial Years ended 31 December, 2004 and 2005

To the Shareholders of Austral Pacific Energy Ltd.

We have audited the accompanying consolidated balance sheet of Austral Pacific Energy Ltd. as of December 31, 2005 and 2004 and the consolidated statements of operations and deficit, changes in stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Austral Pacific Energy Ltd. as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

As discussed in Note 21 to the consolidated financial statements, the 2005 consolidated financial statements have been restated.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 22 to the consolidated financial statements.

Wellington, New Zealand

March 6, 2006, except as to note 21 and 22, which are as of June 28, 2006.

AUSTRAL PACIFIC ENERGY LTD.

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)

DECEMBER 31, 2005

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars)

As at December 31	2005	2004
	$	$
	(Restated) (1)

Assets

Current
Cash and cash equivalents (Note 3)	15,339,906	11,187,924
Accounts receivable (Note 6)	746,165	480,499
Inventory (Note 7)	474,777	98,518
Prepaid expenses and deposits	217,910	467,097
	16,778,758	12,234,038

Investments (Note 8)	83,612	-
Property and equipment (Note 4)	11,344,692	5,649,110

Total Assets	28,207,062	17,883,148

Liabilities

Current
Accounts payable and accrued liabilities	1,941,606	401,600

Non-current
Prepaid gas revenue (Note 15)	1,255,796	1,324,785
Asset retirement obligations (Note 5)	337,075	156,575

Total Liabilities	3,534,477	1,882,960

Stockholders’ Equity

Common stock without par value (Note 11);
unlimited number of shares authorized;
Issued and outstanding 22,666,453 shares	43,499,296	32,683,328
Contributed surplus (Note 21)	1,023,967	361,854
Accumulated deficit (Note 21)	(19,850,678)	(17,044,994)

Total Stockholders’ Equity	24,672,585	16,000,188

Total Liabilities and Stockholders’ Equity	28,207,062	17,883,148

Commitments and Contingencies (Note 10)
Related Party Transactions (Note 9)
Subsequent Events (Note 17)
(1) As restated refer Note 21

Approved by the Directors:

Director	Director

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Statements of Operations and Deficit
(Expressed in United States Dollars)

For the years ended December 31	2005	2004	2003
	$	$	$
	(Restated) (1)

Production Income:
Oil and gas sales	1,779,454	212,458	172,715
Royalties	(74,930)	(15,040)	(33,543)

Net revenue	1,704,524	197,418	139,172

Expenses

General and administrative expense (Note 21)	(3,609,531)	(1,831,137)	(1,899,975)
Litigation costs and settlement (Note 10(d))	-	-	(2,250,463)
Foreign exchange (loss)/gain	(791,234)	197,858	673,909
Production costs	(848,174)	(67,543)	(61,132)
Depletion (Note 4)	(365,241)	(85,550)	(25,930)
Operating leases/rental expense	(44,008)	(37,553)	(32,741)
Amortization (Note 4)	(51,034)	(32,402)	(18,160)
Interest expense	(163)	(28,698)	-
Impairment of oil and gas properties (Note 4)	(438,263)	(5,287,611)	(908,433)
Gain on license sales	-	-	3,896,306

Total Expenses	(6,147,648)	(7,172,636)	(626,619)

Net loss for the year before other income	(4,443,124)	(6,975,218)	(487,447)

Other Income
Interest income	460,411	326,012	57,624
Joint venture recoveries	1,093,417	930,673	477,439
Miscellaneous revenue (Note 8)	83,612	-	-

Net (loss)/income for the year	(2,805,684)	(5,718,533)	47,616

Deficit, beginning of year	(17,044,994)	(11,326,461)	(11,374,077)

Deficit, end of year	(19,850,678)	(17,044,994)	(11,326,461)

Basic (loss)/earnings per share (Note 12)	(0.14)	(0.42)	0.01

Diluted (loss)/earnings per share (Note 12)	(0.14)	(0.42)	0.01

(1) As restated refer Note 21

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Statements of Changes in Stockholders’ Equity
(Expressed in United States Dollars)

					Total
	Common Stock		Contributed	Accumulated	Stockholders’
	Shares	Amount $	Surplus	Deficit	Equity

Balance at January 1, 2003	7,739,324	20,478,365	274,080	(11,374,077)	9,378,368

Stock option compensation (Note 11(c))	-	-	143,312	-	143,312
Net income for the year	-	-	-	47,616	47,616

Balance at December 31, 2003	7,739,324	20,478,365	417,392	(11,326,461)	9,569,296

Issuance of common shares for cash (Note 11(a))	4,000,000	5,217,992	-	-	5,217,992
Less deferred offering costs (Note 11(a))		(408,083)	-	-	(408,083)
Issuance of common shares in exchange for special
class shares of subsidiary (Note 11(a))	1,111,123	943,525	-	-	943,525
Exercise of share purchase warrants for cash (Note
11(a))	4,235,052	5,719,941	-	-	5,719,941
Exercise of share purchase options (Note 11(a))	180,000	231,588	(44,088)	-	187,500
Convertible notes converted to shares (Note 11(a))	454,546	500,000	-	-	500,000
Stock option compensation (Note 11(c))	-	-	(11,450)	-	(11,450)
Net loss for the year	-	-	-	(5,718,533)	(5,718,533)

Balance at December 31, 2004	17,720,045	32,683,328	361,854	(17,044,994)	16,000,188

Issuance of common shares for cash (Note 11(a))	4,000,000	10,000,000			10,000,000
Less deferred offering costs (Note 11(a))		(448,371)			(448,371)
Exercise of share purchase warrants for cash (Note
11(a))	846,408	1,127,741			1,127,741
Exercise of share purchase options (Note 11(a))	100,000	136,598	(11,598)		125,000
Stock option compensation (Note 11(c), 21)			673,711		673,711
Net loss for the year (Note 21)				(2,805,684)	(2,805,684)

Balance at December 31, 2005 (Restated)	22,666,453	43,499,296	1,023,967	(19,850,678)	24,672,585

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

For the years ended December 31	2005	2004	2003
	$	$	$
	(Restated) (1)
Operating Activities
Net (loss)/income for the year (Note 21)	(2,805,684)	(5,718,533)	47,616
Adjustments to reconcile net (loss)/income to
cash applied to operating activities:
Depletion	365,241	85,550	25,930
Write-off of oil and gas properties	438,263	5,287,611	908,433
Amortization	51,034	32,402	18,160
Stock option compensation (Note 21)	673,711	(11,450)	143,312
Gain on license sales	-	-	(3,896,306)
Net unrealized foreign exchange (gain)/loss	(394,563)	191,378	(653,072)

Change in non-cash working capital	739,386	67,977	759,812

	(932,612)	(65,065)	(2,646,115)
Financing Activities
Share issues	10,803,109	11,125,433	-
Purchase of investments	(83,612)	-	-
Issuance of convertible notes	-	500,000	-
Issuance of special class shares	-	-	943,525
Deferred offering costs	-	-	(408,083)

	10,719,497	11,625,433	535,442
Investing Activities
Due from related parties	-	-	52,065
Proceeds from sale of licenses	-	-	5,000,000
Purchase of property and equipment	(430,223)	(162,894)	(20,028)
Oil and gas properties	(6,119,897)	(2,395,754)	(2,147,426)
Change in non-cash working capital	588,383	90,354	188,361
	(5,961,737)	(2,468,294)	3,072,972

Net increase in cash during the year	3,825,148	9,092,074	962,299
Effect of exchange rate fluctuations on cash and
short-term deposits	326,834	(138,437)	(20,839)
Cash and cash equivalents, beginning of year	11,187,924	2,234,287	1,292,827
Cash and cash equivalents, end of year	15,339,906	11,187,924	2,234,287

Supplemental Cash Flow Information
Interest paid	163	28,698	-

(1) As restated refer Note 21

See accompanying notes to the consolidated financial statements

NOTE 1 - NATURE OF OPERATIONS

The Company is incorporated in the Yukon Territory under the Business Corporations Act (Yukon). On December 31, 2003 the Company changed its name from Indo-Pacific Energy Ltd. to Austral Pacific Energy Ltd.

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company is primarily engaged in the acquisition, exploration, appraisal and development of oil and gas properties in New Zealand and Papua New Guinea. The Company has recognised proved developed and undeveloped reserves in respect to its interest in the Cheal field (PEP38738S). The recoverability of the amounts capitalized for oil and gas properties is dependent upon the completion of exploration work, the discovery of oil and gas reserves in commercial quantities and the subsequent development of such reserves.

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

Material differences between Canadian and New Zealand generally accepted accounting principles which affect the Company are referred to in Note 20.

b)	Basis of Consolidation

These consolidated financial statements include the accounts of Austral Pacific Energy Ltd. and its wholly- owned subsidiaries: Indo-Pacific Energy Australia Pty Limited, Odyssey International Pty Limited, Trans- Orient Petroleum (Aust) Pty Limited, ZOCA 96-16 Pty Limited, Indo-Pacific Energy (PNG) Limited (amalgamated with Trans-Orient Petroleum (PNG) Limited during 2004), Trans-Orient Petroleum (PNG) Limited, Source Rock Holdings Limited, Austral Pacific Energy (NZ) Limited, Rata Energy Limited, Millennium Oil & Gas Limited, Ngatoro Energy Limited (liquidated October 2004), Totara Energy Limited, and Kanuka Energy Limited (registered November 25, 2004). All significant inter-company balances and transactions have been eliminated upon consolidation. All subsidiaries have the same balance date as the parent entity.

c)	Joint Operations

Substantially all of the Company's upstream exploration and development activities are conducted jointly with third parties and accordingly these financial statements reflect only the Company's proportionate share of assets, liabilities, revenues, expenses and cash flows from these activities.

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

Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are carried at cost which approximates fair value due to the short-term maturity of these instruments. Unless otherwise noted the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

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

The Company follows the full cost method of accounting for petroleum and natural gas operations, whereby all costs related to the acquisition, exploration and development of petroleum and natural gas interests are accumulated within cost centres on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing interests, costs of drilling both productive and non-productive wells, major development projects and overhead charges directly relating to acquisition, exploration and development activities.

Sales or dispositions of oil and gas properties are credited to the respective cost centers and a gain or loss is recognized when all properties in a cost center have been disposed of, unless such sale or disposition significantly alters the relationship between capitalized costs and proved reserves of oil and gas attributable to the cost center.

Capitalized costs, together with estimated future capital costs associated with proved reserves, are depleted and depreciated using the unit of production method based on estimated gross proved reserves of petroleum and natural gas as determined by independent engineers. For purposes of this calculation, reserves and production are converted to equivalent units of petroleum based on relative energy content of six thousand cubic feet of natural gas to one barrel of petroleum.

Costs of acquiring and evaluating significant unproved petroleum and natural gas interests are excluded from costs subject to depletion and depreciation until it is determined that proved reserves are attributable to such interest or until impairment occurs.

The full cost method of accounting for oil and gas activities requires a detailed impairment calculation when events or circumstances indicate a potential impairment of the carrying amount of oil and gas assets may have occurred, but at least annually.

An impairment loss is recognized when the carrying amount of a cost centre is not recoverable and exceeds its fair value. The carrying amount is assessed to be recoverable when the sum of the undiscounted cash flows expected from proved reserves plus the cost of unproved interests, net of impairments, exceeds the carrying amount of the cost centre. When the carrying amount is assessed not to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted cash flows from proved and probable reserves plus the cost of unproved interests, net of impairments, of the cost centre. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate. The initial benchmark price used in the ceiling test is based on approximately 90% of the latest selling price and then adjusted progressively downwards. The prices used in the impairment test are as follows:

	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter

January-June	$50.00	$45.00	$40.00	$35.00	$35.00	$35.00
July-December	$45.00	$40.00	$35.00	$35.00	$35.00	$35.00

i)	Income Taxes

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

Basic per share amounts are calculated by dividing the net income or loss by the weighted average shares outstanding during the reporting period. Diluted per share amounts are calculated similar to basic per share amounts except that the weighted average shares outstanding are increased to include additional in-the-money shares from the assumed exercise of stock options, if dilutive. The number of outstanding shares would be calculated by assuming that the outstanding stock options were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

m)	Stock Based Compensation

The Company has recognized stock based compensation expense as follows:

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

o)	Investments

Long term investments are valued at cost. An impairment test is conducted on an annual basis and any impairment is recognised in the Statement of Operations.

p)	Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

q)	Changes in Accounting Policy

There have been no changes in accounting policies applied during the year ended December 31, 2005.

NOTE 3 – CASH AND CASH EQUIVALENTS

The Company considers deposits in banks, funds held in trust accounts and certificates of deposit with maturities of three months or less as cash or cash equivalents. The components of cash and cash equivalents are as follows:

Cash on Deposit	December 31, 2005	December 31, 2004
	$	$
New Zealand Dollars	490,312	6,250,596
U.S. Dollars	14,815,778	4,868,001
Canada Dollars	20,930	30,202
PNG Kina	10,023	37,084
Australian Dollars	2,863	2,041
	15,339,906	11,187,924

At balance sheet date, total cash of $438,080 (2004: $335,802) is held by joint ventures. The Company does not maintain direct control of this cash as it is controlled by the joint venture operators.

NOTE 4 - PROPERTY AND EQUIPMENT

2005	Net Book	Additions/Transfers	Depreciation/ Depletion	Net Book
	Value at	During the Year	and Write Downs	Value at
	December 31, 2004		During the Year	December 31, 2005
Furniture and office equipment	60,502	129,766	(51,034)	139,234
Share of joint venture assets	100,313	300,457	-	400,770
	160,815	430,223	(51,034)	540,004
Proved:
New Zealand (1) (2)	-	4,017,022	(365,241)	3,651,781
Total Proved	-	4,017,022	(365,241)	3,651,781
Unproved:
New Zealand(2)	3,325,418	2,009,137	(423,643)	4,910,912
Australia (3)	-	12,745	(12,745)	-
Papua New Guinea (4)	2,162,877	80,993	(1,875)	2,241,995
Total unproved	5,488,295	2,102,875	(438,263)	7,152,907
Total property and equipment	5,649,110	6,550,120	(854,538)	11,344,692

(1) The Company transferred PEP38738S to proven oil and gas properties effective April 30, 2005 following an independent assessment of reserves.
(2) The Company participated in 4 unsuccessful exploration wells in onshore Taranaki, New Zealand during 2005. These were Kakariki-1, Oru-1, Supplejack South-1 and Supplejack South-1A. The expenditure relating to Kakariki-1 has been written off as drilling occurred prior to April 30, 2005. The expenditure relating to Oru-1, Supplejack South-1 and Supplejack South-1A are subject to ceiling test.
(3) The Company currently has no ongoing activities within Australia.
(4) All activities are considered to be in the pre-production stage.

During the year the Company capitalized $348,691 (2004: $190,985) of overhead charges relating directly to its exploration and development activities. The overhead charge is exclusive of direct charges.

2004	Net Book	Additions/Transfers	Depreciation/ Depletion	Net Book
	Value at	During the Year	and Write Downs	Value at
	December 31, 2003		During the Year	December 31, 2004
Furniture and office equipment	30,323	62,581	(32,402)	60,502
Share of joint venture assets	-	100,313	-	100,313
	30,323	162,894	(32,402)	160,815
Proved:
New Zealand (1)	2,721,572	145,031	(2,866,603)	-
Total Proved	2,721,572	145,031	(2,866,603)	-
Unproved:
New Zealand	2,478,334	2,249,328	(1,402,244)	3,325,418
Australia	978,013	109,642	(1,087,655)	-
Papua New Guinea	2,128,529	51,007	(16,659)	2,162,877
Total unproved	5,584,876	2,409,977	(2,506,558)	5,488,295
Total property and equipment	8,336,771	2,717,902	(5,405,563)	5,649,110

(1)

Kahili-1A, the only producer well on the Kahili gas-condensate field (PMP 38153) in the onshore Taranaki basin, New Zealand, ceased production in November 2004. Although a pressure survey in March 2005 indicated some pressure recovery, it is unlikely that significant commercial flows will be re-established from Kahili-1A. An independent assessment of Kahili-1A has written the remaining reserves down to zero. Consequently, the capitalized expenditures associated with Kahili-1A were written off in 2004.

NEW ZEALAND

Unless otherwise indicated, petroleum exploration permits granted in New Zealand provide for the exclusive right to explore for petroleum for an initial term of five years, renewable for a further five years over one-half of the original area. Permit holders can apply for extensions or reductions of the committed work programs for the permits under certain circumstances. Any production permits granted will be for a term of up to 40 years from the date of issue. The New Zealand government has reserved a royalty of the greater of 5% of net sales revenue or 20% of accounting profits from the sale of petroleum products, except for any discovery made between June 30, 2004 and December 31, 2009, for which the royalty will be the greater of 1% of the net sales revenue from any natural gas and 5% of the net sales revenues from any oil or 20% of accounting profits from the sale of petroleum products.

PAPUA NEW GUINEA

Petroleum prospecting licenses granted in Papua New Guinea provide for the exclusive right to explore for petroleum for an initial term of six years, renewable for a further five years over one-half of the original area, and the right to enter into a Petroleum Development Agreement upon a discovery. Petroleum retention licenses granted in Papua New Guinea provide for the exclusive retention of interest in the permit for an initial term of five years, renewable for a further five years over the original area, while development options are progressed. The Petroleum Development Agreement provides the right to produce any oil and gas discovered for a period of up to 25 years and may be extended for a further period of up to 20 years from discovery, subject to a maximum 22.5% participating interest that can be acquired by the Government of Papua New Guinea which includes a 2% participating interest that can be acquired by project landowners and affected local level government. The participants can apply for extensions or reductions of the committed work programs for the licenses under certain circumstances (by way of an Application for Variation of the Work Program).

NOTE 5 – ASSET RETIREMENT OBLIGATION

The Company has obligations to plug and abandon petroleum and natural gas wells at the end of their useful lives. The present value of these obligations have been projected based on an estimated future liability of $0.69 million (2004: $0.31 million) discounted using credit adjusted risk-free rates of 8.05% - 8.85% . The costs are expected to be incurred between 2007 and 2020. Throughout the year the Company re-estimated its obligations and increased the present value of future liabilities by $0.106 million. The movement in the provision is as follows:

	2005	2004
	$	$
Obligations at beginning of year	156,575	155,927
Obligations incurred during the year	64,559	23,114
Obligations satisfied during the year	-	(7,648)
Revision in estimated obligations	106,290	(30,132)
Accretion expense	18,196	-
Foreign exchange movement	(8,545)	15,314
Obligations at end of year	337,075	156,575

NOTE 6 – ACCOUNTS RECEIVABLE

Total accounts receivable comprises the following categories:

	2005	2004
	$	$
Trade receivables	608,529	339,351
Joint venture receivables	137,636	141,148
	746,165	480,499

NOTE 7 – INVENTORY

Total inventory comprises the following categories:

	2005	2004
	$	$
Product inventory	5,010	-
Share of joint venture inventory	469,767	98,518
	474,777	98,518

NOTE 8 – INVESTMENTS

Total revenue has been recognised of $83,612 for shares received in Rift Oil Plc in return for services provided.

NOTE 9 – RELATED PARTY TRANSACTIONS

TAG Oil (NZ) Limited, a subsidiary of TAG Oil Ltd, which has directors and shareholders in common with the Company, participates in certain oil and gas properties with the Company.

The Company farmed-out 65% of a Papua New Guinea permit, PPL235, to Rift Oil PLC (“Rift”) which was negotiated while Rift was at arms-length to Austral. Austral’s former Commercial Manager and spouse of its former Chief Executive Officer, accepted employment as Chief Executive Officer of Rift and equity participation in Rift, effective Jan 29, 2005, followed by her resignation as an officer of the Company effective January 29, 2005. A subsidiary of the Company owns 180,200 shares (approximately 0.5% of issued shares) in Rift Oil PLC. The Company incurred $5,110 (2004: Nil) in respect to consultancy services provided by Rift.

During 2005, the Company incurred $1,287,202 (2004: $223,373; 2003: $197,165) in remuneration to the former Chief Executive Officer of the Company and $36,524 (2004: $37,553; 2003: $32,741) in rent to a trust of which the former Chief Executive Officer of the Company is a trustee. The former Chief Executive Officer ceased to be an employee of the Company on 30 December, 2005 and entered into an initial three month consultancy contract. The total remuneration to the former Chief Executive Officer includes $977,852 in settlement of contractual obligations, including the fair value of share options issued as a part of the settlement.

During 2005, $98,107 (2004: $128,474; 2003: $111,634) was paid to a trust of which the former Chief Executive Officer of the Company is a trustee for services provided by the spouse of the former Chief Executive Officer of the Company in her role as a consultant to the Company (2004 and 2003: Commercial Manager).

Directors received a total remuneration of $57,721 during 2005. (2004:$58,954; 2003:$20,986).

During 2005 the Company paid a law firm in which a former Director is a partner, $66,470 (2004: $81,771; 2003: $95,980) for legal and directorial services.

The Company paid a company that employs a Director, $18,000 (2004: $18,000; 2003: $9,454) for financial services.

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the consideration established and agreed to by the related parties.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

a) Work Commitments

The Company participates in oil and gas exploration and development operations jointly with independent third and related parties and is contractually committed under agreements to complete certain exploration programs. The Company estimates that the total commitments under various agreements for the 2006 fiscal year are $4,587,615.

The Company’s commitments under license obligations and other agreements are summarized as follows:

Contractual and Other Obligations	Payments Due by Period (US$)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 Years
Operating leases	54,384	35,933	18,451	-	-
Joint venture commitments (1)	4,551,682	4,551,682
Other obligations (2)	1,255,796		-	-	1,255,796
Total contractual or other obligations	5,861,862	4,587,615	18,451	-	1,255,796

(1)

The Joint venture commitments are in respect of its current year exploration permit obligations. TheCompany is committed to its share of current year exploration permit obligations to other joint venture participants and has a contractual obligation to various joint venture participants for these current year exploration permit obligations.

(2)

Other Long Term Obligations classified as ‘After 5 years’ is in respect to prepaid gas revenue. The contractual agreement underlying the prepaid gas revenue expires in 2013 but the obligations could arise earlier than this depending upon gas discoveries and commercial arrangements entered in respect to them. (refer to Note 15)

The Company’s share of commitments are as recorded on various license documents, but the Company may meet these commitments by various means which could include: farm out of major expenditures, farm out interests in the respective license, renegotiate terms of the license or seek further investor funds to meet the commitments listed. In view of this the Company’s share of expenditure required to be funded will not necessarily be the full amount of the commitment listed above.

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

On September 26, 2003 the Company sold its interest and entitlement to petroleum in New Zealand PMP38148 and recognised a gain on license sales of $3,896,306. Effective date of this sale was July 1, 2003. On October 3, 2003 the Company paid Greymouth Petroleum Holdings Limited $2 million which released both parties from any claims and liabilities against each other.

NOTE 11 - COMMON STOCK

a) Authorized and Issued Share Capital

     The authorized share capital of the Company is an unlimited number of shares of common stock without par value.

Issued and fully paid:	Number	Amount
	Of Shares	$
Balance at December 31, 2003	7,739,324	20,478,365
Issued during 2004	9,980,721	12,204,963
Balance at December 31, 2004	17,720,045	32,683,328
Issued during 2005	4,946,408	10,815,968
Balance at December 31, 2005	22,666,453	43,499,296

On January 5, 2004, 4,000,000 units at NZ$2.00 were issued by the Company for total proceeds of $5,217,992 under a public fund raising on the New Zealand Stock Exchange. Each unit entitled the holder to a common share and half share purchase warrant exercisable at NZ$2.10 on or before January 5, 2005. The New Zealand public fund raising had associated costs of $408,083. During 2005 a total of 354,315 warrants were exercised and the remaining 15,500 expired unexercised.

During 2004 the special class shareholders in one of the Company’s New Zealand subsidiaries also converted their special class shares into 1,111,123 units in the Company. Each unit was comprised of a common share and a one-year half share purchase warrant exercisable at NZ$1.85 on or before January 5, 2005. Each warrant entitles the holder to purchase one common share of the Company. During 2005 the final 264,820 warrants were exercised.

During 2004 two $250,000 convertible notes that the Company had issued on January 5, 2004 were converted into 227,273 units per Convertible Note. Each unit comprised one common share and one share purchase warrant permitting the holder to purchase an additional common share at a price of$1.15 per share, for a 12 month period from issuance date of the Note (expiry 5 January 2005). During 2005 the final 227,273 warrants were exercised.

During 2005, 4,000,000 units at $2.50 were issued by the Company for net proceeds of $9,551,629 under a private placement. Each unit entitled the holder to one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable to acquire one additional common share at $3.50 until October 13, 2006. The Company has the right to accelerate exercise of the warrants if at any time after February 13, 2006 the closing price of the common shares of the Company is greater than or equal to $4.50 on any stock exchange or other quotation service on which it is listed for any 10 consecutive trading days.

For the period ending 31 December, 2005 the Company received $125,000 from the exercise of 100,000 share options and transferred $11,598 from contributed surplus to common stock in respect of the past compensation costs relating to these options.

For the period ending 31 December, 2005 the Company had received $11,264,339 from the conversion of 354,315 New Zealand public float warrants, 264,820 New Zealand special class warrants, 227,273 convertible note warrants, 4,000,000 private placement units and 100,000 exercised share options. Private placement expenses of $448,371 were deducted from common stock.

b)	Incentive Stock Options

In 2004, the Company established a share option plan for the granting of options to employees and service providers and this plan was approved at the annual general meeting of the shareholders on 25 June 2004.

The following stock options were outstanding at December 31, 2005:

Number		Type of Option	Date Fully	Number Vested	Exercise	Expiry
of Shares			Vested	December 31,	Price per	Date
				2005	Share

300,000	(1)	Performance	-	-	$1.00	October 15, 2007
200,000	(1)	Non Vesting	-	200,000	$1.10	July 6, 2007
400,000	(1)	Vesting	April 15, 2004	400,000	$1.10	July 6, 2007
85,000		Vesting	April 15, 2004	85,000	$1.25	March 26, 2006
30,000		Vesting	April 15, 2004	30,000	$1.25	October 15, 2007
50,000		Vesting	April 15, 2005	50,000	$1.25	October 15, 2008
10,000		Vesting	June 25, 2007	3,334	$1.25	June 25, 2009
34,000		Vesting	February 23, 2006	-	$2.75	February 23, 2010
33,000		Vesting	February 23, 2007	-	$3.75	February 23, 2010
33,000		Vesting	February 23, 2008	-	$4.75	February 23, 2010
33,334		Vesting	July 25, 2006	-	$2.75	July 25, 2010
33,333		Vesting	July 25, 2007	-	$2.75	July 25, 2010
33,333		Vesting	July 25, 2008	-	$2.75	July 25, 2010
68,000		Vesting	December 1, 2006	-	$1.90	December 1, 2010
66,000		Vesting	December 1, 2007	-	$1.90	December 1, 2010
66,000		Vesting	December 1, 2008	-	$1.90	December 1, 2010
1,475,000				768,334

(1)	In February, 2006, these options were cancelled and replaced with a single grant of 750,000 options with an expiry date of February 2, 2008 and exercise price of $1.20.

The weighted average exercise price for options outstanding at December 31, 2005 is $1.46 (December 31, 2004: $1.06) . During 2005 100,000 share options were exercised at an average exercise price of $1.25. (2004: 180,000 - average price $1.04) .

The weighted average exercise price for options fully vested at December 31, 2005 is $1.13 (December 31, 2004: $1.07) .

A summary of stock option activities for the years presented is as follows:

	Number	Exercise Price
Of Activity	Of Options	per Option

Outstanding at December 31, 2003	1,345,000	$1.00 – $1.25
Granted in 2004: vesting	10,000	$1.25
Exercised in 2004: vesting (converted)	(150,000)	$1.00
Exercised in 2004: vesting (converted)	(30,000)	$1.25
Outstanding at December 31, 2004	1,175,000	$1.00 – $1.25
Granted in 2005: vesting	34,000	$2.75
Granted in 2005: vesting	33,000	$3.75
Granted in 2005: vesting	33,000	$4.75
Granted in 2005: vesting	100,000	$2.75
Granted in 2005: vesting	200,000	$1.90
Exercised in 2005: vesting (converted)	(100,000)	$1.25
Outstanding at December 31, 2005	1,475,000	$1.00 - $4.75

c)	Stock Based Compensation

Stock option compensation expense of $673,711 has been recognized for 2005 (2004: $11,450 recovery and 2003: $143,312 expense) (refer Note 21). The fair value of each stock option grant on the date of grant was estimated using the Black-Scholes option-pricing model, amortized over the vesting period using the following weighted-average assumptions:

	2005	2004
Expected dividend yield	0.00%	0.00%
Expected price volatility	30.40% - 83.80%	35.27%
Risk-free interest rate	3.43% - 3.87%	3.23%
Expected life of option	2 - 3 Years	3 Years

The weighted average fair value of the options granted in 2005 was $1.32 (2004: $1.09)

d)	Share Purchase Warrants

The following share purchase warrants to purchase shares of the Company are outstanding at December 31, 2005:

Number Of Warrants	Exercise Price	Expiry Date

2,000,000	$3.50	October 13, 2006 (1)

(1) The Company in its sole discretion may accelerate the expiry date if, for any ten consecutive trading days starting four months after the issue date (October 13, 2005), the closing price of the shares of the Company on any stock exchange or other quotation service on which it is listed or quoted is greater than US$4.50 during the first year following issue date. In the event the Company exercises this discretion the expiry date will be deemed to be amended to such date that is 30 days from the date on which the notice of acceleration of expiry date is provided by the Company.

A summary of share purchase warrant activities for the years presented is as follows:

Description	Number	Exercise Price
Of Activity	of Warrants	per Warrant

Outstanding at December 31, 2003	2,086,845	$1.15(1) – 1.50	(1)
Granted in 2004	454,546	$1.15
Granted in 2004	2,000,000	NZ$2.10	(2)
Granted in 2004	555,569	NZ$1.85	(2)
Exercised in 2004	(836,845)	$1.50
Exercised in 2004	(1,477,273)	$1.15
Exercised in 2004	(290,749)	NZ$1.85	(2)
Exercised in 2004	(1,630,185)	NZ$2.10	(2)
Outstanding at December 31, 2004	861,908	$1.15, NZ$1.85-2.10
Exercised in 2005	(264,820)	NZ$1.85	(2)
Exercised in 2005	(354,315)	NZ$2.10	(2)
Exercised in 2005	(227,273)	$1.15
Granted in 2005	2,000,000	$3.50
Cancelled in 2005	(15,500)	NZ$2.10	(2)
Outstanding at December 31, 2005	2,000,000	$3.50

(1) In January 2002 and then in December 2003, the terms of the series “A” warrants were amended to extend the expiry date to January 5, 2005 and to increase the exercise price per warrant to $1.50. Also, the Series “A” warrant holder’s right to receive one Series “B” warrants for each Series A warrant exercised in the event of a commercial discovery was cancelled in December 2003.

(2) Based on the foreign exchange rate at balance date warrants granted at NZ$2.10 equates to US$1.50 and warrants granted for NZ$1.85 equates to US$1.32.

NOTE 12 – EARNINGS/(LOSS) PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings (loss) per share calculations for the period ending:

	For the years ended December 31
	2005	2004	2003
	(Restated)

Numerator, net (loss)/income for the year	$(2,805,684)	$(5,718,533)	$47,616

Denominator:
Weighted-average number of shares – basic	19,489,336	13,627,617	7,739,324

Basic (loss)/earnings per share	$(0.14)	$(0.42)	$0.01

Denominator:
Weighted-average number of shares – diluted	19,489,336	13,627,617	7,739,324

Diluted (loss)/earnings per share	$(0.14)	$(0.42)	$0.01

Due to net losses incurred during 2004 and 2005 and the average stock price for 2003 being below the strike price, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive.

There were a total of 768,334 vested options outstanding at December 31, 2005. If exercised, these have the potential to dilute earnings of future periods.

NOTE 13 – ISSUE OF SPECIAL CLASS SHARES OF SUBSIDIARY

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

On November 12, 2003, each Special Class shareholder signed a conditional share exchange agreement which agreed to transfer to the Company all of the Special Class shares in exchange for the issuance of common shares by the Company. These Special Class shares where exchanged for common shares on January 5, 2004, upon the listing of the Company on the TSX Venture Exchange and the New Zealand Stock Exchange (NZX), at one common share for every 1.35 Special Class share resulting in the issuing of 1,111,123 common shares. In addition, 555,569 warrants were attached to these shares exercisable at a price of NZ$1.85 any time before January 5, 2005. As at December 31, 2005, all warrants had been exercised.

NOTE 14 - INCOME TAXES

No income taxes are currently payable by the Company in any of the jurisdictions in which it operates. A reconciliation between the tax cost, using the Canadian statutory income tax rate of 37.12% (2004: 37.12%; 2003: 37.12%) and the provision for income taxes is as follows:

For the years ended,	2005	2004	2003
	(Restated)

Net (loss)/income for the year before tax	(2,805,684)	(5,718,533)	47,616

(Benefit of)/provision for tax at statutory rate	(1,041,470)	(2,122,719)	17,675
Foreign tax rate differential	44,160	198,325	(22,955)
Non-deductible stock based compensation
expenditure/(recovery)	250,655	(4,176)	53,197
Non-deductible equity raising costs	-	-	72,616
Non-deductible legal settlement payment	-	-	742,400
Other	47,592	5,194	427
Increase/(decrease) in valuation allowance	699,063	1,923,376	(863,360)

Income Tax Provision	-	-	-

In Canada the Company has net operating losses of approximately $3.58 million available for future reduction from taxable income derived in Canada, which expire as follows:

Net operating loss
2006	$ 113,011
2007	$ 245,847
2008	$ 332,180
2009	$ 347,886
2010	$ 605,918
2011	$ 1,001,461
2012	$ 931,469
$ 3,577,772

In addition, in Canada, at December 31, 2005, the Company has approximately $1.23 million of resource and other unused tax pools to offset future taxable income derived in Canada. The Company’s Canadian resource and other unused tax pools are available to the Company for an indefinite period. The Company also has losses and deductions of approximately $15.09 million available to offset future taxable income derived in New Zealand. The Company’s losses and deductions that are available to offset future taxable income derived in New Zealand are available to the Company for indefinite period, provided that the company maintains a 50% continuity of shareholding from the time that the losses and deductions are incurred until the point of offset against taxable income.

The components of the net future income tax asset at December 31, 2005 are summarized below:

	2005	2004
Future income tax assets:
Net operating loss carryforwards	6,279,599	3,955,879
Resource tax pool	519,354	459,431
Share issuance costs	224,036	121,184
Asset retirement obligation	111,235	58,121
Total gross future income tax asset	7,134,224	4,594,615

Less: Valuation allowance	(4,599,660)	(3,617,273)

Net future income tax asset	2,534,564	977,342

Future income tax liabilities:
Property and equipment	(2,828,270)	(918,227)
Foreign exchange	293,706	(59,115)

Net future income tax liability	(2,534,564)	(977,342)

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

NOTE 15 – PREPAID GAS AGREEMENT

On April 2, 2003, the Company entered into a gas prepayment agreement with a New Zealand company, whereby the issuer provided NZ$2,000,000 (approximately $1,438,000) to fund the Company’s ongoing exploration programs. This money was advanced on April 3, 2003, with the Company to deliver NZ$2,000,000 (approximately $1,438,000) of gas to the issuer, under contracts to be negotiated at then prevailing market rates. For each gas producing discovery the Company will negotiate in the first instance with the issuer, and if no contract is entered into within a certain time period after notification, the Company is free to seek other markets for the gas. A waiver of this obligation was obtained for New Zealand permit PEP 38738 Deep. If the amount is not discharged through gas sales to the issuer over a ten year period, it must either be repaid by the Company or may be converted into share equity in one of the Company’s New Zealand subsidiaries, Austral Pacific Energy (NZ) Limited. The prepayment is secured under a registered charge over Millennium Oil and Gas Ltd’s (a wholly-owned subsidiary of the Company) 25% interest in the Kahili joint venture PEP 38736. This property has nil carrying value as at December 31, 2005.

In the event that insufficient gas is delivered to discharge the advance, and the Company elects to refund the advance, interest will be payable for the period on the outstanding balance at April 2, 2013, calculated at the average New Zealand bank bill rate. As the outstanding balance refundable at April 2, 2013 can not be reliably estimated no interest has been accrued at balance date. The balance outstanding is denominated in New Zealand dollars therefore is subject to fluctuations as a consequence of changes in the US$:NZ$ exchange rate.

As at December 31, 2005, the Company had delivered gas worth $145,443. The balance outstanding amount is classified as a non-current liability as there is no gas currently being supplied to the issuer or a pending gas supply agreement.

NOTE 16 – CONVERTIBLE NOTES

On January 5, 2004, the Company issued two Convertible Notes for $250,000 each. On September 29, 2004 the two Convertible Notes were converted, at the option of the holder, into 227,273 Units per Convertible Note at the conversion rate of $1.10 per Unit. Each Unit comprised one common share and one share purchase warrant permitting the holder to purchase an additional common share at a price of $1.15 per share, for a 12 month period from issuance date of the Note (expiry 5 January 2005). As at December 31, 2005 all warrants issued on conversion of the convertible notes had been exercised. Interest of $26,833 was paid on conversion.

NOTE 17 - SUBSEQUENT EVENTS

(a)	In February 2006 the Heaphy-1 exploration well was plugged and abandoned. The Company’s share of expenditure in respect to this well was approximately $0.7 million.

(b)	In January 2006 the Company appointed two new Directors. The Company granted 60,000 stock options to each Director, vesting over 3 years and exercisable at $1.80, $2.00 and $2.50 respectively.

(c)	In February 2006 the Company appointed a new President and Chief Executive Officer. As a part of the remuneration package 400,000 stock options were granted with terms as follows:

	i.	200,000 vesting after year 1 and exercisable at $1.50
	ii.	100,000 vesting after year 2 and exercisable at $2.00
	iii.	100,000 vesting after year 3 and exercisable at $2.50

(d)

In February 2006 the Company finalised an agreement to acquire interests in nine onshore New Zealand permits and associated drilling inventory. The Company already holds an interest in seven of the permit areas. The cash outlay is approximately $0.85 million and will be met from existing cash resources. The agreement is subject to regulatory approval with final settlement likely to be in quarter 2, 2006.

NOTE 18 - SEGMENTED INFORMATION

The Company operates in one industry: petroleum exploration and production. It operates in several geographical regions, therefore information on country segments is provided as follows.

2005 (Restated)
	Canada	New Zealand	Australia	PNG	Total Company
Production Income:
Revenue	-	1,779,454	-	-	1,779,454
Royalty expenses	-	(74,930)	-	-	(74,930)
Net revenue	-	1,704,524	-	-	1,704,524

Interest income	6,113	450,077	-	4,221	460,411
Joint venture recoveries	-	1,093,417	-	-	1,093,417
Miscellaneous revenue	-	83,612	-	-	83,612
Foreign exchange gain	(10,794)	(641,463)	(69,527)	(69,450)	(791,234)
Administrative expenses	(1,716,156)	(1,748,721)	(12,199)	(158,267)	(3,634,343)
Interest and accretion expense	-	(18,359)	-	-	(18,359)
Amortization expense	-	(49,056)	-	(1,978)	(51,034)
Production expenses	-	(848,174)	-	-	(848,174)
Depletion	-	(365,241)	-	-	(365,241)
Write-off of oil and gas properties	-	(423,643)	(12,745)	(1,875)	(438,263)

Net (loss)	(1,720,837)	(763,027)	(94,471)	(227,349)	(2,805,684)
Property and equipment	-	9,070,421	-	2,274,271	11,344,692
Current assets	198,900	16,606,837	2,041	54,592	16,862,370
Total assets	198,900	25,677,258	2,041	2,328,863	28,207,062

Specific Items:
Purchase of property and equipment	-	397,947	-	32,276	430,223

2004
	Canada	New Zealand	Australia	PNG	Total Company
Production Income:
Revenue	-	212,458	-	-	212,458
Royalty expenses	-	(15,040)	-	-	(15,040)
Net revenue	-	197,418	-	-	197,418
Interest income	18,303	307,709	-	-	326,012
Joint venture recoveries	-	930,673	-	-	930,673
Foreign exchange gain	-	197,858	-	-	197,858
Administrative expenses	(542,372)	(1,296,014)	(14,885)	(15,419)	(1,868,690)
Interest expense	(28,698)	-	-	-	(28,698)
Amortization expense	-	(32,402)	-	-	(32,402)
Production expenses	-	(67,543)	-	-	(67,543)
Depletion	-	(85,550)	-	-	(85,550)
Write-off of oil and gas properties	-	(4,183,296)	(1,087,656)	(16,659)	(5,287,611)

Net (loss)	(552,767)	(4,031,147)	(1,102,541)	(32,078)	(5,718,553)

Property and equipment	-	3,486,232	-	2,162,877	5,649,110
Current assets	315,923	11,837,162	1,984	78,969	12,234,038
Total assets	315,923	15,323,394	1,984	2,241,846	17,883,148

Specific Items:
Purchase of property and equipment	-	162,894	-	-	162,894

2003
	Canada	New Zealand	Australia	PNG	Total Company
Production Income:
Revenue	-	172,715	-	-	172,715
Royalty expenses	-	(33,543)	-	-	(33,543)
Net revenue	-	139,172	-	-	139,172
Interest income	2,188	55,436	-	-	57,624
Joint venture recoveries	-	477,439	-	-	477,439
Gain on licence sale	-	3,896,306	-	-	3,896,306
Foreign exchange gain	-	673,909	-	-	673,909
Production expenses	-	(61,132)	-	-	(61,132)
Depletion	-	(25,930)	-	-	(25,930)
Administrative expenses	(308,983)	(1,598,359)	(3,716)	(21,658)	(1,932,716)
Litigation costs and settlement	-	(2,250,463)	-	-	(2,250,463)
Amortization expense	-	(18,160)	-	-	(18,160)
Write-off of oil and gas properties	-	(908,433)	-	-	(908,433)

Net income/(loss)	(306,795)	379,785	(3,716)	(21,658)	47,616

Plant and equipment	-	5,230,227	978,015	2,128,529	8,336,771
Non-current assets	408,083	-	-	-	408,083
Current assets	234,083	3,092,359	9,605	44,766	3,380,813
Total assets	642,166	8,322,586	987,620	2,173,295	12,125,667

Specific Items:
Purchase of property and equipment	-	20,028	-	-	20,028

NOTE 19 – SALES TO SIGNIFICANT CUSTOMERS

The Company made oil sales of $10,033 (2004: $67,015, 2003: $148,991) to Shell (Petroleum Mining) Company Ltd and $1,769,421 (2004:$154,906, 2003:nil) to Swift Energy (NZ) Limited during the year.

During 2005 the Company made no gas deliveries (2004: $145,443) to NGC New Zealand Ltd under the prepaid gas agreement (refer to Note 15).

NOTE 20 - DIFFERENCES BETWEEN NEW ZEALAND AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

For the year ended 31 December 2004, the company elected to early adopt NZIFRS 2 Share Based Payments. NZIFRS 2 requires stock options issued to be measured and recognized in the financial statements using a fair value based approach. NZIFRS 1 First time adoption encourages, a first time adopter to apply NZIFRS 2 to equity instruments that were granted on or before 7 November 2002. As a result the company has retrospectively applied NZIFRS 2 from 1 January 2002, consistent with the adoption of the fair value method under Canadian GAAP.

CONSOLIDATED STATEMENT OF CASH FLOWS

b) Cash Flows from operating activities.

The Statement of Cash Flows is presented in Canadian GAAP using the indirect method. The Statement of Cash Flows under NZ GAAP requires the direct method to be used. Cash Flows for operating activities under the direct method are as follows:

For the years ended December 31	2005	2004	2003
Operating Activities

Cash inflows
Oil and gas proceeds	1,795,714	279,210	1,430,748
Interest received	480,155	326,012	57,624
Joint venture recoveries	1,093,417	930,673	477,439

Cash outflows
Payments to suppliers and employees	(4,313,589)	(1,626,430)	(4,538,280)
Net GST payments	11,691	25,470	(73,646)

Net cash (outflows) for operating activities	(932,612)	(65,065)	(2,646,115)

c) Disclosure of Joint Venture Interests.

In accordance with SSAP 25 Accounting for Interests in Joint Ventures and Partnerships, which deals with the accounting and disclosure requirements of participants for interests in joint ventures, the company is required to disclose significant joint venture information for New Zealand reporting purposes.

The company held interests at December 31, 2005 in significant unincorporated joint ventures established to explore, develop and produce petroleum as follows:

	2005	2004
	%	%
New Zealand
PMP 38153	45.00	45.00
PEP 38256 – Exploration	46.16	46.16
PEP 38258 – Exploration	75.00	75.00
PEP 38330 – Exploration [1]	0.00	44.23
PEP 38480 – Exploration [4]	0.00	75.00
PEP 38492 – Exploration	100.00	100.00
PEP 38716 – Exploration [2]	0.00	42.40
PEP 38718 – Exploration [3]	0.00	12.50
PEP 38736 – Exploration	45.00	45.00
PEP 38738 – 01 – Exploration	36.50	36.50
PEP 38738 – 02 – Exploration	25.10	25.10
PEP 38741 – Exploration	30.00	30.00
PEP 38746 – Exploration [5]	66.67	50.00
PEP 38748 – Exploration [5]	33.33	25.00
PEP 38753 – Exploration	60.00	60.00
PEP 38765 – Exploration [6]	36.67	27.50
PEP 38766 – Exploration [5]	33.33	25.00
PEP 38768 – Exploration [7]	0.00	50.00
Australia
AC/P 19 [8]	0.00	100.00
Papua New Guinea
PPL 228 [9]	0.00	10.00
PPL 235 – Exploration	35.00	100.00
PRL 4 – Retention [10]	13.41	7.50
PRL 5 – Retention	7.50	7.50	The financial statements of all joint ventures are
un-audited.

(1)	Surrendered by all joint venture parties July 2005.
(2)	Permit expired at end of term January 2006.
(3)	Withdrew from the permit effective November 2005.
(4)	Surrendered by all joint venture parties October 2005.
(5)	Due to withdrawals by other parties, the Company increased its percentage interest effective August 2005, subject to final governmental approvals.
(6)	Due to withdrawals by other parties, the Company increased its percentage interest effective September 2005, subject to final governmental approvals.
(7)	Surrendered by all joint venture parties February 2005.
(8)	Surrendered January 2005.
(9)	The PPL 228 joint venture did not accept the top file permit offered over the similar area and the joint venture has relinquished its interest in this permit area.
(10)

Due to an assignment of interest by one party, and pre-emption of that offer by other joint venture parties, including the Company, the Company’s interest in this license increased effective August 2005. At balance date, the transfer remains subject to finalization of documentation and governmental approval.

The contribution made by joint ventures to the consolidated results was to increase revenues by $1,799,454 (2004: $212,458) and expenses by $1,288,345 (2004: $168,133). The consolidated proportion of joint venture assets and liabilities do not represent a material portion of the company’s asset and liabilities. The total value of consolidated joint venture assets is $1,198,449 and liabilities $866,149.

d) Disclosure of Parent Company Accounts.

In accordance with the New Zealand Financial Reporting Act 1993, the company is required to disclose separately a Statement of Financial Position, Statement of Financial Performance and Statement of Cash Flows, for the parent entity: Austral Pacific Energy Ltd. These are as follows:

Parent Company Accounts - Statement of Financial Position
(Expressed in United States Dollars)
As at December 31	2005	2004
	$	$
	Restated(1)

Assets
Current
Cash and cash equivalents	196,316	308,664
Accounts receivable	2,584	705
Prepaid expenses and deposits	-	6,554
	198,900	315,923

Investment in/Advance to subsidiaries	24,672,131	15,805,012
Total Assets	24,871,031	16,120,935

Liabilities
Accounts payable and accrued liabilities	198,446	120,747
Total Liabilities	198,446	120,747

Stockholders’ Equity
Common stock without par value (Note 11);
unlimited number of shares authorized;
Issued and outstanding 22,666,453 shares	43,499,296	32,683,328
Contributed surplus (Note 21)	1,023,967	361,854
Accumulated deficit (Note 21)	(19,850,678)	(17,044,994)
Total Stockholders’ Equity	24,672,585	16,000,188
Total Liabilities and Stockholders’ Equity	24,871,031	16,120,935
(1) As restated refer Note 21

Parent Company Accounts - Statement of Financial Performance
(Expressed in United States Dollars)
For the years ended December 31	2005	2004
	$	$
	Restated(1)
Expenses
General and administrative	1,042,445	810,129
Foreign exchange movement	274,302	993,065
Adjustment to investment in subsidiaries	821,339	3,945,092
Stock option compensation
expense/(recovery) (Note 21)	673,711	(11,450)
Total Expenses	2,811,797	5,736,836
Other Income
Interest income	6,113	18,303
Net loss for the year	(2,805,684)	(5,718,533)
Deficit, beginning of year	(17,044,994)	(11,326,461)
Deficit, end of year	(19,850,678)	(17,044,994)
Basic (loss) per share	(0.14)	(0.42)
Diluted (loss) per share	(0.14)	(0.42)
(1) As restated refer Note 21

Parent Company Accounts - Statement of Cash Flows
(Expressed in United States Dollars)
For the years ended December 31	2005	2004
	$	$
Net Cash from/(used in) Operating
Activities
Cash provided from/(used in):
Interest income received	6,113	18,303
Receipts from customers	-	8,665

Net Cash from/(used in) Investing
Activities
Cash provided from/(used in):
Payment to suppliers	(1,245,971)	(1,749,563)
Advances to subsidiaries	(9,688,458)	(9,719,470)

Net Cash from/(used in) Financing
Activities
Proceeds from issue of shares	10,815,968	11,125,433
Proceeds from issue of convertible notes	-	500,000
Total movement in cash balances	(112,348)	183,368
Cash balances at beginning of year	308,664	125,296
Cash balances	196,316	308,664

Under the New Zealand Financial Reporting Standards, the Company is required to disclose the audit fee of $259,972 for 2005 (2004:$141,139).

NOTE 21 – RESTATEMENT OF FINANCIAL STATEMENTS

In the course of preparing the Canadian to United States General Accepted Accounting Principles reconciliation the Company became aware that at 31 December 2005 it had not correctly accounted for the stock compensation expense included within the Consolidated Statements of Operations and Deficit and the Consolidated Statements of Changes in Stockholders’ Equity. It has been determined that the stock options cancelled and replaced with a single grant in February 2006, as disclosed in Note 11(b), is an adjustable subsequent event. Accordingly, the December 2005 financial statements have been restated to account for this. The restatement resulted in an increase in stock compensation expense of $397,125 and increases the reported loss for the year to $2,805,684.

NOTE 22 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in some respects from United States GAAP. Any differences in accounting principles as they pertain to the accompanying consolidated financial statements were insignificant except as described below.

Reconciliation of Net Loss and Loss per share under Canadian GAAP to U.S. GAAP

	Year	Year	Year
	Ended	Ended	Ended
	December 31	December 31	December 31
	2005	2004	2003
Net (loss)/profit for the year under Canadian GAAP (Restated)	(2,805,684)	(5,718,533)	47,616

Add back Canadian GAAP compensation cost (d)	673,711	(11,450)	143,312
Stock option compensation cost (d)
Employees	(3,599)	(4,919)	(174,316)
Contractors	(604,337)	1,141	(21,681)
Common stock and warrant issuance expense (d)	-	-	-
Compensation expense of new Series A warrants (d)	-	-	(260,303)
Interest expense on the redemption value of
special class shares (b)	-	-	(5,732)
Interest on prepaid gas agreement (e)	-	-	(47,291)
Beneficial conversion features (a)	-	(225,503)	-
NZ tradable warrants unrealised expense (c)	-	(804,935)	-
NZ tradable warrants realised expense (c)	99,325	(2,670,591)	-
Net loss for the year under US GAAP	(2,640,585)	(9,434,790)	(318,395)
Weighted average number of shares under US GAAP
Basic	19,489,336	13,627,617	7,739,324
Diluted	19,489,336	13,627,617	7,739,324
Loss per share under US GAAP
Basic	($0.14)	($0.69)	($0.04)
Diluted	($0.14)	($0.69)	($0.04)

Accumulated deficit under Canadian GAAP and U.S. GAAP

	As at		As at		As at
	December 31 2005		December 31 2004		December 31 2003
	Canadian	US	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
	(Restated)
Accumulated deficit, beginning of year	(17,044,994)	(23,676,674)	(11,326,461)	(14,241,884)	(11,374,077)	(13,923,489)
Net deficit	(2,805,684)	(2,640,585)	(5,718,533)	(9,434,790)	47,616	(318,395)

Accumulated deficit, end of year	(19,850,678)	(26,317,259)	(17,044,994)	(23,676,674)	(11,326,461)	(14,241,884)

Equity reconciliation from Canadian GAAP to U.S. GAAP

	As at	As at	As at
	December 31 2005	December 31 2004	December 31 2003
Total Equity under Canadian GAAP	24,672,585	16,000,188	9,569,296
Fair Value of unsettled derivative exercised (c)	-	(960,620)	-
Imputed interest on Special Class Shares (b)	-	-	(5,732)
Interest on prepaid gas revenue	(47,291)	(47,291)	(47,291)
Total Equity under US GAAP	24,625,294	14,992,277	9,516,273

Balance sheet under Canadian GAAP and U.S. GAAP

	As at		As at		As at
	December 31 2005		December 31 2004		December 31 2003
	Canadian	US	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
	(Restated)
Assets
Current
Cash and cash equivalents	15,339,906	15,339,906	11,187,924	11,187,924	2,234,287	2,234,287
Accounts receivable	746,165	746,165	480,499	480,499	872,532	872,532
Inventory	474,777	474,777	98,518	98,518	-	-
Prepaid expenses and deposits	217,910	217,910	467,097	467,097	273,994	273,994
	16,778,758	16,778,758	12,234,038	12,234,038	3,380,813	3,380,813
Deferred offering costs	-	-	-	-	408,083	408,083
Investments	83,612	83,612	-	-	-	-
Property and equipment	11,344,692	11,344,692	5,649,110	5,649,110	8,336,771	8,336,771
Total Assets	28,207,062	28,207,062	17,883,148	17,883,148	12,125,667	12,125,667
Liabilities
Current

Accounts payable	22,992	22,992	22,969	22,969	26,781	26,781
Accrued liabilities	1,918,614	1,965,905	378,631	425,922	172,105	219,396
Prepaid gas revenue (e)	-	-	-	-	1,258,033	1,258,033
	1,941,606	1,988,897	401,600	448,891	1,456,919	1,504,210
Prepaid gas revenue (e)	1,255,796	1,255,796	1,324,785	1,324,785	-	-
Asset retirement obligations	337,075	337,075	156,575	156,575	155,927	155,927
Special class shares of subsidiary (b)	-	-	-	-	943,525	949,257
Warrants liability (c)	-	-	-	960,620	-	-
Total Liabilities	3,534,477	3,581,768	1,882,960	2,890,871	2,556,371	2,609,394
Stockholders' Equity
Paid in capital (a), (c), (d), (e)	44,523,263	50,942,553	33,045,182	38,668,951	20,895,757	23,758,157
Accumulated deficit (a), (b), (c), (d), (e)	(19,850,678)	(26,317,259)	(17,044,994)	(23,676,674)	(11,326,461)	(14,241,884)
Total Stockholders' Equity	24,672,585	24,625,294	16,000,188	14,992,277	9,569,296	9,516,273
Total Liabilities and Stockholders' Equity	28,207,062	28,207,062	17,883,148	17,883,148	12,125,667	12,125,667

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

On January 5, 2004, the Company issued convertible notes with a face value of $500,000. The notes were convertible into one unit at $1.15. Each unit consists of one common share and one warrant. At issuance, the fair value of the units exceeded the carrying value of the convertible notes. In the year ended December 31, 2004 for US GAAP, the Company recognised $225,503 of imputed beneficial conversion interests costs.

(b)	Special Class Shares

Under US GAAP, the carrying value of Special Class shares should reflect the expected redemption value of the shares at the end of the period. Consequently, for the period ended December 31, 2003, an accretion expense of $5,732 was recognised to reflect an increase in the carrying value of the special class shares to their expected redemption value.

On November 12, 2003 the Special Class shareholders signed a conditional share exchange agreement. On January 5, 2004 the conditions of the exchange agreement were met, resulting in the issuance of one unit for every 1.35 Special Class shares. Each unit consisted of one common share and one half-warrant in the Company. The 555,569 warrants were exercisable at a price of NZ$1.85 any time before January 5, 2004. Upon issuance of the units by the Company the fair value of the warrants were classified as a liability in accordance with SFAS 133 (see note 19(c)) with the residual of the Special Class share carrying value allocated to Paid in Capital.

(c)	Derivative Contracts

During the year ended December 31, 2004 the Company issued two series of share purchase warrants with exercise prices stated in New Zealand dollars. These warrants require physical settlement in common shares of the Company. The Company’s functional currency is United States dollars. Typically, contracts indexed to a company’s own stock do not meet the definition of a derivative. However, guidance provided by the Derivatives Implementation Group in Issue C8 states the difference between the currency of the stated exercise price and the functional currency gives rise to an embedded derivative. Furthermore, SFAS 133, Accounting for Derivative Instruments and Hedging Activity, provides that when an embedded derivative cannot be separated from its host contract, that contract must be treated as a derivative in its entirety. Accordingly, warrants with a stated exercise price in New Zealand dollars are considered derivatives for the purposes of US GAAP.

SFAS 133 requires that derivatives be recognised as an asset or liability and measured at fair value over their life. Changes in fair value are charged to net earnings. Consequently during the year ended December 31, 2004 the change in fair value of those contracts settled resulted in a net realised loss of $2,670,591 for the purposes of US GAAP. Warrants outstanding at 31 December 2004 were recognised at their fair value with the change in fair value charged to the net earnings. Consequently, at December 31, 2004, a liability of $960,620 was recognised in relation to the fair value of unexercised warrants.

During the year ended December 31, 2005 all outstanding warrants were settled. Upon settlement the change in fair value of $99,325 was recognised in the computation of net earnings. The balance of the liability of $861,295 was de-recognised and treated as paid-in capital.

(d)	Stock Based Compensation.

In 2002 the Company prospectively adopted CICA Handbook section 3870, Stock Based Compensation. This standard requires the Company to record a compensation expense over the vesting period of the options based on the fair value of the options at grant date. Upon exercise of the options, the value of expense previously recognised is reallocated from contributed surplus to share capital. Under Canadian GAAP a stock option compensation expense of $673,711 was recognised for the period ended December 31, 2005 (2004: $11,450 recovery; 2003: $143,312 expense).

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

For stock options issued to non-employees the Company has adopted SFAS 123, Share based payments, for US GAAP purposes. CICA section 3870 is consistent with the recommendations of SFAS 123. The compensation expense for non-employees was calculated using the Black-Scholes pricing model with the following ranges of assumptions:

Expected dividend yield	0.00%
Expected price volatility	30.40 – 73.60%
Risk-free interest rate	3.74% - 3.75%
Expected life of option	2 - 3 years

In 2003 an amendment to the terms of Series A warrants was considered a grant of new warrants under SFAS 123. (refer to Note 9(d) of the Company’s 2004 Financial Statements). Consequently, compensation expense of $260,303 was recognised to reflect the amended terms of the warrants. The compensation expense was calculated using the Black-Scholes pricing model with the following assumptions:

Expected dividend yield	0.00%
Expected price volatility	55.76%
Risk-free interest rate	1.28%
Expected life of option	1.04 years

Index to Exhibits

Exhibit Reference	Exhibit Description	Reference
1.1	Articles of Continuance of the Company	(1)
1.2	Certificate of Amendment of the Company (Dec 03)	(2)
1.3	2005 Bylaws of the Company (Jun 05)	(3)
2.1	AMEX listing agreement (Apr 05)	(3)
4.1	Form of Stock Option Agreement for all vesting options granted to named directors and officers (Oct 02)	(4)
4.2	Gas Pre-purchase and Option Agreement between the Company and NGC New Zealand Limited (Apr 03)	(3)
4.3	2004 Share Option Plan (Jun 04)	(5)
4.4	Report of Reserves Form 51-101F1 (Dec 05)	(6)
4.5	Form of Unit Subscription Agreement between the Company and investors to the Company (Oct 05)	Filed
4.6.1	Settlement Agreement between DJ Bennett and the Company (Dec 05)	Filed (8)
4.6.2	Variation of Settlement Agreement between DJ Bennett and the Company (Feb 06)	Filed (8)
4.7	10% Rolling Stock Option Plan adopted May 2, 2006	Filed
8	List of Subsidiaries of the Company	Filed
11	Code of Ethics	(7)
12.1	Section 302 Certification of CEO	Filed
12.2	Section 302 Certification of CFO	Filed
13.1	Section 906 Certification of CEO	Filed
13.2	Section 906 Certification of CFO	Filed

(1)	Incorporated by reference as previously included in Form 10-12G filed April 8, 1998

(2)	Incorporated by reference as previously included in a Form 6-K filed December 31, 2003

(3)	Incorporated by reference as previously included in our Form 20-F filed for the year ended December 31, 2004

(4)	Incorporated by reference as previously included in our Form 20-F filed for the year ended December 31, 2002

(5)	Incorporated by reference as previously included in our Form 20-F filed for the year ended December 31, 2003

(6)	Incorporated by reference as previously included in a Form 6-K filed April 10, 2006

(7)	Available on the Company’s website at www.austral-pacific.com

(8)

This Settlement Agreement and its Variation supersede the Stock Option Agreement with Dave Bennett for performance vesting options, as previously included in our Form 20-F filed for the year ended December 31, 2002.