Form 20-F
period 2006-12-31
AUSTRAL PACIFIC ENERGY LTD
filed 2007-06-14
CIK 1041829

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2006

Commission file number: 0-29344

AUSTRAL PACIFIC ENERGY LTD.

(Exact name of Registrant specified in its charter)

BRITISH COLUMBIA, CANADA

(Jurisdiction of incorporation or organization)

Level 3, 40 Johnston Street, Wellington, New Zealand, 6145

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common shares	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 27,764,287 common shares as of December 31, 2006

Indicate by check mark if the Registrant is a well known seasoned issuer as defined in Rule 405 of the Securities Act.
Yes     ☐                    No     ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Yes     ☐                    No     ☒

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes     ☒                    No     ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer or non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated Filer	☐ Accelerated Filer	☒ Non-Accelerated Filer

Indicate by check mark which financial statement item Registrant has elected to follow:
    Item 17     ☒                Item 18     ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
Yes     ☐                    No     ☒

GLOSSARY OF TERMS

The following terms as defined here are used throughout this filing:

Austral Pacific or Company refers to Austral Pacific Energy Ltd., a corporation continued into and subsisting under the laws of the province of British Columbia, Canada, and unless the context otherwise clearly requires, includes all its subsidiaries.

$ or dollar refers to the currency of the United States of America, unless otherwise noted in relation to a particular reference.

AMEX refers to the American Stock Exchange, and is one of three stock exchanges on which the Company’s common shares are traded.

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

Farm-In or Farm-Out refers to a common form of agreement between or among petroleum companies where the holder of the petroleum interest agrees to assign all or part of its participating interest in the permit to another party that is willing to fund agreed exploration activities, which is usually equivalent to more than the proportionate interest assigned to such other party.

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

NZSX refers to the New Zealand Stock Exchange, operated by NZX Limited from Wellington, New Zealand, and is one of three stock exchanges on which the Company’s common shares are traded.

Participating Interest or Working Interest means an equity interest, as compared to a royalty interest, in an oil and gas property whereby the participating interest holder pays its proportionate or agreed percentage share of development and operating costs and receives its proportionate share of the proceeds of hydrocarbon sales after deduction of royalties due on gross income.

“Pay” means moveable hydrocarbons, as interpreted from drilling results;

PEP is a Petroleum Exploration Permit as issued by the New Zealand government, each such permit being identified by number.

PMP is a Petroleum Mining Permit as issued by the New Zealand government, each such permit being identified by number.

Permit or Licence is an instrument granted by a sovereign government, allowing the holder the right in an area for a prescribed period of time to explore for, develop or produce hydrocarbons under specific contractual or legislative conditions.

Petrophysical refers to studies and interpretation based upon the theory and practice of measuring reservoir rock and fluid transport properties.

PPL is a Petroleum Prospecting Licence as issued by the Papua New Guinea government, each such licence being identified by number.

PRL is a Petroleum Retention Licence as issued by the Papua New Guinea government, each such licence being identified by number.

Production refers to the stage of exploitation at which hydrocarbons are produced from a discovery on an on-going basis, intended to be continuous until the reservoir is fully exploited; pre-production being the stage before full production, during which hydrocarbons are produced intermittently to test reservoir characteristics and optimal production methods.

Prospect is a potential hydrocarbon trap which has been confirmed by geological and geophysical studies sufficient to warrant the drilling of an exploration well.

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

Seismic Survey refers to a geophysical technique using low frequency sound waves to determine the subsurface structure of sedimentary rocks.

Shut-in refers to a well which is suspended from production, usually for operational reasons, such as in order to build up pressure in the reservoir.

TSX-V is the TSX Venture Exchange, part of the Toronto-based TSX Group, which includes the Toronto Stock Exchange, and is one of three stock exchanges on which the Company’s common shares are traded.

CONVERSION

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units):

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

PRESENTATION OF INFORMATION

Austral Pacific Energy Ltd. conducts its operations directly and through subsidiaries. The term “Austral Pacific” or “Company” as used herein refers, unless the context otherwise requires, to Austral Pacific Energy Ltd. and its consolidated subsidiaries. Unless otherwise specified, all dollar amounts described herein are in United States currency. All references to daily production are before royalty, unless stated otherwise.

All oil and natural gas reserve information contained in this Report has been prepared and presented in accordance with National Instrument 51-101 Standard of Disclosure for Oil and Gas Activities (Canada). The actual oil and natural gas reserves and future production may be greater than or less than the estimates provided in this Report. The estimated future net revenue from the production of the disclosed oil and natural gas reserves does not represent the fair market value of these reserves.

FORWARD LOOKING STATEMENTS

This Report includes statements that may be deemed to be “forward-looking statements” within the meaning of applicable legislation. Other than statements of historical fact, all statements in this Report addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes that the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions, and including, but not limited to, the other risks and uncertainties identified under Item 3.D - Risk Factors of this Report.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.	KEY INFORMATION

A.	Selected financial data

The selected historical financial data presented in the table below for each of the years ended December 31, 2006, 2005, 2004, 2003 and 2002 is derived from the audited consolidated financial statements of Austral Pacific. The audited consolidated financial statements of Austral Pacific for the years ended December 31, 2006 and 2005 are included in this Filing. The selected historical financial data for the years ended December 31, 2004, 2003 and 2002 is also presented in the table below. Such financial information:

•	is derived from audited financial statements of Austral Pacific that are not included in this Filing;

•

should be read in conjunction with Austral Pacific’s consolidated financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) elsewhere in this Filing;

•	have been restated for the retroactive application of successful efforts accounting policy (Item 17 – Note 4 of the 2006 Consolidated Financial Statements).

The selected consolidated financial data has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). Selected financial data has also been provided under Generally Accepted Accounting Principles in the United States of America (“US GAAP”) to the extent that amounts are significantly different. The consolidated financial statements included in Item 17 in this Filing are also prepared under Canadian GAAP. Included within these consolidated financial statements in Note 27 is information about the significant differences between Canadian and US GAAP.

AUSTRAL PACIFIC ENERGY LTD. AND SUBSIDIARY COMPANIES
SELECTED FINANCIAL DATA AS OF AND FOR THE YEARS ENDED AS SHOWN
($000’s except for share data)

Selected Statement of Operations Data
Amounts in accordance with Canadian GAAP

	Year Ended December 31 2006	Year Ended December 31 2005 (restated)(1)	Year Ended December 31 2004 (restated)(1)	Year Ended December 31 2003 (restated)(1)	Year Ended December 31 2002 (restated)(1)
Oil and gas sales	912	1,779	212	173	1,846
Gain on license sales	—	—	—	3,896	53
Royalties	(41)	(75)	(15)	(34)	(184)
Production costs	(485)	(848)	(67)	(61)	(773)
Accretion expense	(46)	(18)	—	—	—
General and administrative expense and operating lease/rental expense	(4,130)	(3,635)	(1,869)	(1,933)	(1,410)
FX (loss)/gain	(1,974)	(791)	198	674	151
Amortisation	(107)	(51)	(32)	(18)	(53)
Depletion	(347)	(62)	(85)	(26)	(106)
Derivative Loss	(456)	—	—	—	—
Debt Financing expense	(12)	—	—	—	—
Interest expense	(30)	—	(29)	—	—
Litigation costs and settlement	—	—	—	(2,250)	—
Impairment of oil and gas properties	(8,172)	(3,704)	(4,198)	(2,714)	(3,319)
Net loss for the year before other income	(14,888)	(7,405)	(5,885)	(2,293)	(3,795)
Other Income	437	544	326	58	30
Joint Venture recoveries	1,044	1,093	931	477	403
Loss before income taxes	(13,407)	(5,768)	(4,628)	(1,758)	(3,362)
Income taxes	—	—	—	—	—
Loss for the year	(13,407)	(5,768)	(4,628)	(1,758)	(3,362)
Loss per share basic and diluted	(0.57)	(0.30)	(0.34)	(0.23)	(0.49)
Dividends declared per share	—	—	—	—	—

(1)	As restated - refer to note 4 of the Consolidated Financial Statements (item 17)

Amounts in accordance with US GAAP

General and administrative expense	(4,982)	(3,318)	(788)	(852)	(600)
Interest expense	(30)	0	(29)	(53)	—
Beneficial conversion expense	—	—	(226)	—	—
Common stock and warrant issuance expense	—	—	—	—	(779)
Compensation expense - Series A warrants	—	—	—	(260)	—
NZ tradable warrants realised gain/(loss)	—	99	(3,476)	—	—
Net loss for the year before other income	(13,611)	(6,147)	(8,670)	(2,135)	(3,862)
Loss for the year	(13,174)	(5,603)	(8,344)	(2,124)	(3,833)
Loss per share basic and diluted	(0.56)	(0.29)	(0.61)	(0.27)	(0.56)

Selected Balance Sheet Data
Amounts in accordance with Canadian GAAP

	As at December 31 2006	As at December 31 2005 (restated)(1)	As at December 31 2004 (restated)(1)	As at December 31 2003 (restated)(1)	As at December 31 2002 (restated)(1)
Working capital (2)	(1,480)	14,837	11,832	1,924	1,775
Current Assets	9,749	16,779	12,234	3,381	2,158
Due from Related Parties	—	—	—	—	52
Restricted cash	3,000	—	—	—	—
Investments	137	84	—	—	—
Held for sale asset	235	—	—	—	—
Oil and gas properties	20,160	2,973	619	2,347	3,371
Property & Equipment	694	540	161	30	28
Deferred offering costs	—	—	—	408	—
Goodwill	2,019
Total assets	35,994	20,376	13,014	6,166	5,609

Current liabilities	11,230	1,942	402	1,457	384

Long-term liabilities	12,668	1,593	1,481	1,099	—
Share Capital	50,046	43,499	32,683	20,478	20,478
Contributed surplus	1,545	1,024	362	417	274
Share purchase warrants reserve	1,541	0	0	0	0
Accumulated other comprehensive income	53	0	0	0	0
Accumulated deficit	(41,089)	(27,682)	(21,914)	(17,285)	(15,527)
Shareholders’ equity	12,096	16,841	11,131	3,610	5,225

(1)	As restated - refer to note 4 of the consolidated financial statements

(2)	Current Assets less current liabilities

Amounts in accordance with US GAAP

Current Assets	9,749	16,779	12,234	3,381	2,158

Total assets	35,994	20,376	13,014	6,166	5,609

Current liabilities	11,230	1,989	449	1,504	384

Long-term liabilities	12,668	1,593	2,442	1,105	0

Paid in capital	59,365	50,942	38,669	23,758	23,301
Accumulated other comprehensive income	53	0	0	0	0
Accumulated deficit	(47,322)	(34,148)	(28,546)	(20,201)	(18,076)
Shareholders’ equity	12,096	16,794	10,123	3,557	5,225

B.	Capitalization and indebtedness

Not applicable

C.	Reasons for the offer and use of proceeds

Not applicable

D.	Risk factors

The common shares of the Company must be considered to be a speculative investment due to a number of factors primarily related to the Company’s involvement in the exploration, development and production of oil and natural gas, and its present stage of development. There can be no assurance that the Company’s shares will increase or even maintain their value. Prospective purchasers of the Company’s shares should consider the following:

Exploration, Development and Production Risks

The Company’s future oil and natural gas reserves, and production and cash flows to be derived therefrom, are highly dependent on the Company’s success in exploiting its current reserve base and acquiring or discovering additional reserves. Without the addition of reserves through exploration, acquisition or development activities, the Company’s reserves and production will decline over time as reserves are exploited. A future increase in the Company’s reserves will depend not only on the Company’s ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects. There is no assurance that the Company’s future exploration and development efforts will result in the discovery or development of additional commercial accumulations of oil and natural gas.

No assurance can be given that the Company will be able to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, the Company may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment, or recovery of drilling, completion and operating costs. Geological conditions are variable and of limited predictability. Even if production is commenced from a well or field, production will inevitably decline over the course of time, reducing the operating profitability of the Company. The amounts attributed to properties in the Company’s financial statements represent acquisition and exploration expenditures only, and may well not reflect realizable value.

Development of the Cheal Field

The Company is currently undertaking the development of the Cheal Field, as more particularly described below under Item 4 of this Report. This planned development is subject to risks and uncertainties involved in the development of oil and gas production facilities. The occurrence of these risks may adversely impact on the commercial viability of the project as the revenues from the project may be less than anticipated and the capital and operating costs may be greater than anticipated. The risks to revenue include the development wells not producing predicted rates of oil and gas production, decreases in the market prices of oil and gas, and increased storage and transportation costs.

Accordingly, investors are cautioned that the development of the Cheal Field may not generate the returns forecasted by the Company.

Operating Hazards and Environmental Liabilities

Drilling hazards or environmental damage can greatly increase the cost of operations and various field operating conditions may adversely affect the production from successful wells. These conditions include, but are not limited to, delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, cratering, sour gas releases, fires and spills, premature decline of reservoirs, the invasion of water into producing formations, insufficient storage or transportation capacity or other geological and mechanical conditions. While close well supervision and effective maintenance operations can contribute to maximizing production rates and recoveries over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect the long term continuity of revenue and cash flow levels to varying degrees.

Although the Company is pro-active in its approach to environmental concerns, and procedures are in place to ensure care is taken in the day-to-day management of the Company’s oil and gas properties, all phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of local and international conventions, laws and regulations. Environmental legislation provides for, among other things, restrictions or prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. Exploration legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material.

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

Management is not aware of any present material liability related to environmental matters. However, the Company may, in the future, be subject to liability for environmental offences of which it is presently unaware.

Oil and Natural Gas Markets

The operations and earnings of the Company and its subsidiaries are also affected by local, regional and global events or conditions that affect supply and demand for oil and natural gas. These events or conditions are generally not predictable and include, among other things, the development of new supply sources, supply disruptions, weather, international political events, technological advances, restricted access to infrastructure (pipelines, storage, shipping or load-out facilities, etc) and the competitiveness of alternative energy sources or product substitutes.

Both oil and natural gas prices are subject to fluctuation. The economics of producing from some wells may change as a result of lower prices, which could result in a reduction in the volumes produced by the Company. Any material decline in prices could result in a reduction of the Company’s net production revenue. Management might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in the Company’s net production revenue causing a reduction in its oil and gas acquisition and development activities.

Management has established a policy to partially hedge the effect of fluctuating oil and natural gas prices, in order to fix the price that the Company will receive on a portion of its production for a specified period of time.

Competition

The oil and gas industry is highly competitive. The Company’s competitors for the acquisition, exploration, production and development of oil and natural gas properties, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than the Company.

The Company actively competes for prospect acquisitions, exploration permits and licences, and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial resources than the Company. The Company’s competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

Certain of the Company’s customers and potential customers are themselves exploring for oil and natural gas, and the results of such exploration efforts could affect the Company’s ability to sell or supply oil or gas to these customers in the future. The Company’s ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with industry participants and joint venture parties and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Funding Requirements

Oil exploration involves a high degree of technical and commercial risk and is characterized by a continuous need for fresh capital. Management seeks to minimise and spread this risk by joint-venturing oil exploration projects with other companies and participating in properties exhibiting a range of risk profiles to reduce its cost exposure to any one project. The development of any reserves found on the Company’s exploration properties may depend upon the Company’s ability to obtain further financing through joint venturing of projects, debt financing or equity financing.

There is no assurance that market conditions will continue to permit the Company to raise funds if required, or that the Company will be able to enter into agreements with third parties to fund permit obligations or be able to renegotiate such obligations. The Company faces competition from other oil companies for oil and gas properties and investor dollars.

If the Company’s cash flow from operations is not sufficient to satisfy its capital expenditure requirements and existing debt obligations, there can be no assurance that additional debt or equity financing will be available to meet these requirements. If the Company is unable to fund its permit obligations by share issues or farm-out agreements or to renegotiate such obligations, the Company may be unable to carry out its plan of operations and may be forced to abandon or forfeit some of its permit interests, or reduce or terminate its operations.

Insurance

The Company’s involvement in the exploration for and development of oil and gas properties may result in the Company becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards. Although the Company has obtained insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not be insurable in all circumstances, or management may elect, in certain circumstances, not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to the Company. The occurrence of a significant event that the Company is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on the Company’s financial position, results of operations or prospects.

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

No Assurance of Earnings

The Company currently has one oil and gas property nearing the production stage. The Company has an accumulated deficit from its historical operating results and there is no assurance that the business of the Company will be profitable in the future. Management cannot guarantee that the Company will continue generating revenues in the future. A failure to generate revenues may cause the Company to eventually go out of business. The Company has not paid dividends at any time in its history to date and there is no assurance that the Company will pay a dividend at any time in the future.

Reliance on Operators and Key Employees

To the extent that the Company is not the operator of its oil and gas properties, the Company depends on third party operators for the timing of activities related to such properties and may be largely unable to direct or control the activities of the operators, except through joint venture participation and voting.

In addition, the success of the Company largely depends upon the performance of its key employees and on the advice and project management skills of various consulting geologists, geophysicists and engineers retained by the Company from time to time. Although there are other personnel available in the sector who could replace Company explorationists, there is likely to be some difficulty in finding immediate replacements of suitable calibre.

Risks Relating to Papua New Guinea

Some of the Company’s oil and gas interests are located in Papua New Guinea, which may be considered to be a developing country and hence has a higher risk than New Zealand of becoming politically and/or economically unstable or which could become politically and economically unstable in the future. Such instability is outside the Company’s control. Exploration and development activities in politically or economically unstable countries may require protracted negotiations with host governments, national oil companies and third parties and are frequently subject to economic and political considerations, such as taxation, nationalisation, expropriation, inflation, currency fluctuations, increased regulation and approval requirements, governmental regulation and the risk of actions by lawless factions, any of which could adversely affect the economics of exploration or development projects.

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

The Company has established a policy to hedge its exposure to foreign currency exchange rate risk. See also Item 5.A.3 – Foreign Currency Fluctuations.

Regulatory Requirements

The current and future operations of the Company, including development activities and commencement of production on its properties, require permits from various foreign and local governmental authorities, and are governed by laws and regulations relating to oil and gas exploration and development, prices, royalties, allowable production, import and export of hydrocarbons, restrictions on the withdrawal of capital from a country in which the Company is operating, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection and other matters.

The Company’s operations require licences, permits and renewals of these from various governmental authorities. Management believes that the Company currently holds or has applied for all necessary licences and permits to carry on the activities which it is currently conducting under applicable laws and regulations in respect of its properties, except as referred in under “Title Matters”. The Company also believes that it is complying in all material respects with the terms of such licences and permits. However, the Company’s ability to obtain, sustain or renew such licences and permits on acceptable terms is subject to changes in regulations and policies and the discretion of the applicable governments.

Failure to comply with all applicable laws, regulations and licence and permitting requirements may result in enforcement actions, including orders to cease or curtail operations, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in oil and gas operations may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations, licences and permits governing operations and activities of oil and gas companies, or more stringent implementation of these, could have a material adverse impact on the Company and could cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new properties.

Management believes that the Company’s operations comply with all applicable legislation and regulations and that the existence of such legislation and regulations have no more restrictive effect on the Company’s method of operations than on similar companies in the industry.

Labour Requirements

The Company may be required to hire and train local workers in its petroleum and natural gas operations. Some of these workers may be organised into labour unions. Any strike activity or labour unrest could adversely affect the Company’s ongoing operations and its ability to explore for, produce and market its oil and gas production.

Title Matters

Management has investigated the rights to explore the various oil and gas properties the Company holds or proposes to acquire or participate in and, to the best of its knowledge, those rights are in good standing, except PRL 4, over which the Department of Petroleum and Energy in Papua New Guinea has issued a “Notice to Show Cause” which potentially could result in the cancellation of that licence. However, the Company believes that all work required to maintain the licence has been done and an application for extension has been lodged. However, no assurance can be given that this application will be granted and the Company’s entitlement to PRL 4 extended. Further, no assurance can be given that applicable governments will not revoke, or significantly alter the conditions of, any other exploration and development authorisation or that such exploration and development authorisation will not be challenged.

In all cases, the terms and conditions of the permit or licence granting the right to the Company to explore for, and develop, hydrocarbons, prescribe a work programme and the date or dates by which such work programme must be done. Varying circumstances, including the financial resources available to the Company, the inability to secure equipment when required, and reliance on third party operators in respect of its permits and licences, may result in the failure to satisfy the terms and conditions of a permit or licence and result in the complete loss of the interest in the permit or licence without compensation to the Company. Such terms and conditions may be renegotiated with applicable regulatory authorities, but there is no assurance that the applicable authority will agree to the renegotiation offer.

The Company does not have sole control over the future course of development in most of its properties. Such property interests are subject to joint venture and other similar agreements which can give rise to interpretive disputes with other parties who are financially interested in the property.

The Company participates in its permits or licences with other industry participants, some of whom have access to greater or lesser resources from which to meet their joint venture capital commitments. If the Company is unable to meet its commitments, the other joint venture participants may assume some or all of the Company’s deficiency and thereby assume a pro-rata portion of the Company’s interest in any production from the joint venture area. If another participant in a joint venture, which participant has fewer resources than the Company, is unable to meet its commitments, it may delay or veto exploration or development plans which it cannot afford, or default on its commitments. This may delay the Company’s desired exploration or development programme and/or lead to the Company and other participants assuming all or some of that entity’s interest, and therefore meeting a pro-rata share of its required contributions (as well as receiving a pro-rata share of any production).

General claims by native peoples in New Zealand and Papua New Guinea may adversely affect the rights or operations of the Company, although the Company has not received any notice of any direct challenge to any of the Company’s titles or tenures.

Non-US Assets and Management

The Company is incorporated under the laws of British Columbia, Canada, and the majority of the Company’s directors and officers are residents of countries other than the United States. Substantially all of the assets of the Company are located outside North America. Consequently, it may be difficult for United States investors to enforce in the United States judgments of United States courts against assets of the Company. Furthermore, it may be difficult for investors to enforce judgments of the U.S. courts based on civil liability against the Company’s non-U.S. resident officers or directors.

Public Market Risks

The Company’s shares are relatively illiquid in that they do not trade large volumes relative to other public companies. There can be no assurance that a stable market for the Company’s common shares will be maintained. If the Company fails to remain current in its filings with the SEC, Canadian and New Zealand regulatory authorities, the Company may lose any one or more of its AMEX, Canadian and New Zealand listings, which would adversely affect the liquidity of an investment in the Company.

Dilution, Change of Control

The Company’s Articles authorise the issuance of an unlimited number of shares of common and preferred stock. The Company’s Board of Directors has the legal power to issue any number of further shares without stockholder approval (although the policies of the TSX-V and AMEX require shareholders’ approvals in certain events). The Company’s Board of Directors may issue some of such shares to acquire further capital in order to carry out its intended operations or expand its current operations, or to provide additional financing in the future. The issuance of any such shares may result in a reduction of the book value or market price of the outstanding shares of the Company’s common shares. If the Company does issue any such additional shares, such issuance will also cause a reduction in the proportionate ownership and voting power of all existing shareholders. Further, any such issuance may result in a change of control of the Company. TSX-V policies require the Company to obtain shareholder approval of any transaction which will result in the creation of a new control person (as defined).

Conflicts of Interest

Interests in some petroleum properties have been acquired in conjunction with, or interests sold to TAG Oil Ltd. with which the Company had a common director until end January 2006 and has certain common principal shareholders. In addition, the Company owns shares in Rift Oil plc (approximately 0.37% of issued share capital) to whom it has transferred an interest in a Papua New Guinea exploration licence under a farm-out arrangement. The Chief Executive Officer of Rift Oil plc is the spouse of the Company’s former Chief Executive Officer, Dave Bennett, who is now a director of TAG and of Rift.

The Company’s chairman, Mr. Newman, serves as a director and Chairman of Infratil Limited, the parent company of Infratil Gas Limited, a greater than 10% shareholder of the Company. He is not employed by Infratil or the Company, is remunerated only in his capacity as a director of each company, and serves as chairman in a part-time capacity of both companies. The Board has determined that he does not have any “material relationship with the Company which might interfere with the exercise of his independent judgement”. He does not take part in discussions nor vote in relation to matters involving Infratil’s equity participation in the Company.

Certain of the directors of the Company are or were directors and/or officers of other corporations engaged in the petroleum exploration and development or related industries. It is possible that conflicts of interest may arise between their duties as director and/or officer of the other companies, and as director or officer of the Company. The percentage participation of the Company and any other company in a property is determined by the Board of Directors of each such company independently, using the best business judgment of the Board.

Under the Company’s Articles and the relevant legislation, any such conflict of interest is required to be disclosed and any contract in which a director or officer has a material interest must be referred to the Board of Directors for approval, and the interested director will not vote on any resolution giving such approval. The Company requires confidentiality obligations from all officers, employees and consultants.

Classification as a Passive Foreign Investment Company

Management believes the Company is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the Internal Revenue Code of 1986, as amended, and believes it will be a PFIC for, at least, the following fiscal year. Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company’s shares. For an explanation of these effects on taxation, see Item 10.E - Taxation. U.S. shareholders and prospective holders of the Company’s shares are also encouraged to consult their own tax advisers.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company’s legal and commercial name is Austral Pacific Energy Ltd. It changed its name from “Indo-Pacific Energy Ltd” on December 31, 2003. The Company was incorporated on July 31, 1979 under the name Pryme Energy Resources Ltd. under the Company Act (British Columbia, Canada), and has operated continuously since that time.

The Company has been legally domiciled in British Columbia, Canada, since October 2006 and operates as a corporation under the Business Corporations Act (British Columbia) which replaced the Company Act (British Columbia) in 2004. The Company had been continued out of British Columbia into the jurisdiction of the Yukon in Canada on September 25, 1997, and operated under the Business Corporations Act (Yukon) from that time. In early 2006, the Board of Directors of the Company resolved to propose the return of the Company’s incorporation to British Columbia to the annual meeting of shareholders in May 2006. At that meeting, on May 2, 2006, the proposal to return the Company’s incorporation to British Columbia, which included the adoption of new Articles and the authorization of a class of preferred shares, was approved. In September 2006, the Board of Directors resolved to implement the proposal and on October 16, 2006 the Company was continued out of the jurisdiction of the Yukon Territory and into British Columbia.

The Company’s registered office in the province of British Columbia is care of its British Columbia attorneys:

Lang Michener LLP
1500 Royal Centre, 1055 West Georgia Street
Vancouver, B.C., V6E 4N7
CANADA

The Company’s principal business offices are at:

Level 3, 40 Johnston Street
Wellington 6011
NEW ZEALAND
Telephone Number: (644) 495 0888

The Company has no agent in the United States.

Important Events

During fiscal 2006 and up to May 31, 2007, the Company’s business has changed by the occurrence of the following important events:

On March 30, 2007, the Company raised $3.2 million by the issue of 2,500,000 shares at $1.30 each in a share placement. The placement closed, and the shares were issued, on May 16, 2007. The purpose of the placement was to fund development costs of the Cheal field, and to provide working capital. A significant proportion of this financing was placed with related parties.

Mr. Webber, the Chief Executive Officer and a director, resigned from the Company with effect from April 30, 2007. Mr. Thompson Jewell was appointed to replace him from May 1, 2007.

Mr. McGregor, the Chief Financial Officer, left the Company on February 23, 2007 to pursue other opportunities. An interim CFO, Mr. David McKeogh, was contracted from PricewaterhouseCoopers, and a permanent CFO, Mr. Derek Gardiner, has been appointed with effect from June 11, 2007.

In December 2006, the Company secured a $23 million loan facility for a term of 4 years at commercial lending rates. The loan is arranged and underwritten by Investec Bank (Australia) Limited. The principal purposes of the loan facility were to fund the acquisition of Arrowhead Energy Limited (described below) and to meet ongoing costs associated with the development of the Cheal field. Under the loan agreement, the Company issued to Investec 2.5 million common share purchase warrants. The warrants are exercisable for 24 months at a price of $2.11 per common share. As at May 31, 2007, none of the 2.5 million warrants had been exercised.

In October 2006, the Company signed an agreement to acquire all of the shares of Arrowhead Energy Limited,

a privately held New Zealand-incorporated company with interests in the permits over the Cheal and Kahili fields, in which the Company also holds interests. This transaction was settled on December 22, 2006. The net consideration for the transaction was $12 million (refer to Exhibit 4.6 and Item 17 – Note 5 in the 2006 Financial Statements).

On October 18, 2006, the Company raised $6.5 million by the issue of 5,007,000 shares at $1.30 each in a share placement. The placement closed, and the shares were issued, on November 20, 2006. The principal purpose of the placement was to fund the initial payment for the acquisition of Arrowhead Energy Limited, but also raised additional funds to be used for development of the Cheal field. A significant proportion of this financing was placed with related parties.

In February 2006, the Company finalised an agreement to acquire interests in nine onshore New Zealand permits. The Company already held an interest in seven of the permit areas. The cash outlay was approximately $0.85 million and was met from existing cash resources on settlement in July 2006.

Principal Capital Expenditures & Divestitures

During the last 3 fiscal years and up to May 31, 2007, the Company has made several significant expenditures (including acquisitions) on, and some divestitures, of its oil and gas properties in the normal course of operations, having participated in the drilling of a number of wells, acquired a number of permit interests by asset or share purchase or by application, and withdrawn from or surrendered certain selected permit interests in that time, including during 2006 and early 2007:

•	Acquiring all the shares in Arrowhead Energy Limited, with its interests in PEP 38738-01, PMP 38156 (Cheal) and PMP 38153 (Kahili), in December 2006;

•	Commencement of construction of production facilities and development drilling in relation to the Cheal field (PMP 38156; $5,227,506);

•	3D seismic survey over the Cheal and Cardiff fields and surrounding areas (PEP 38738-01, PEP 38738-02, PMP 38156);

•	Drilling of Douglas-1 well (PPL 235) and further seismic survey in that licence area (total of $2,939,096 spent in PNG, primarily on PPL 235);

•	Drilling of Heaphy (PEP 38746; $811,298), Supplejack (PEP 38741; $391,953), Supplejack South (PEP 38765; $279,136) and Ratanui (PEP 38741) wells;

•	Acquiring interests in the nine onshore permits of Tap New Zealand Pty Ltd.

During 2007, material expenditures will primarily be related to:

•	completion of the Cheal production facilities;

•	drilling of a Kahili-2 well (PMP 38153);

•	appraisal of the K3E sands in the Cardiff (PMP 38156) field and (if warranted) planning for development;

•	planning for commercialization of the Douglas (PPL 235) and Stanley (PRL 4) discoveries;

•	development of a programme for the exploration and exploitation of the Mt Messenger formation in the “greater” Cheal area; and

•	preparing to drill the Waitoriki prospect (PEP 38741) in early 2008.

These, and the expenditures and divestitures currently in progress, are further detailed in Item 4.D – Property, Plants and Equipment.

Public Takeovers

Management is not aware of any public takeover offer by third parties in respect of its shares, nor by the Company of any other company’s shares, either planned or having occurred in the last financial year, nor up to May 31, 2007.

B. Business Overview

1.	Nature of Operations

Austral Pacific Energy Ltd. and its subsidiaries are actively involved in the exploration for, and development, production and acquisition of, natural gas and petroleum interests in New Zealand and Papua New Guinea.

The Company’s strategy to achieve growth is to acquire and invest in oil and gas properties throughout Australasia, with a particular emphasis on New Zealand’s onshore Taranaki Basin, and merging with or acquiring suitable targets if the opportunity arises. Austral attempts to maintain good relationships with industry, political and institutional bodies. These relationships can assist Austral with the process of obtaining new oil and gas business opportunities and generating future growth for the Company.

Management’s principal long term objective is to grow the Company into an oil and gas exploration, development and production company, with internally generated oil and gas sales revenues sufficient to maintain a selective grass roots exploration program to augment and replace produced reserves. The Company seeks additional reserves and production growth through carefully considered acquisitions of additional oil and gas properties. The long term commercial success of the Company depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves.

Austral has acquired a range of exploration interests, however Austral’s exploration strategy is to continue to focus on minimizing financial exposure of the Company to this type of investment, through effective property portfolio management techniques including industry farm outs and judicious acquisitions and relinquishments.

Management of Austral has industry experience in many international producing areas and has the capability to expand the scope of the Company’s activities as opportunities arise. Austral seeks to select opportunities that will promote value creation within the Company. In reviewing potential property acquisitions, management considers the qualitative aspects of the subject properties including risk profile, technical upside, potential reserve life and asset quality.

The Company currently holds varying net interests equivalent to approximately 0.58 million acres of exploration and mining permits in New Zealand (gross 0.62 million acres) and 0.82 million acres of exploration and retention licences in Papua New Guinea (gross 2.0 million acres). Previously, the Company also had interests in Australia. The Company’s current properties and the Company’s interests in the joint ventures related to them are summarized as follows:

Country	Name	Permit Number	Ownership Interest ((%)	Area (km2)	Exploration/ Development

New Zealand	Kahili	PMP 38153	85.00	5.99	Development

New Zealand	Cheal (Shallow)	PMP 38156 Shallow	69.50	30.3	Development

New Zealand	Cheal (Deep)	PMP 38156 Deep	25.10		Development

New Zealand	Greater Cheal (Shallow)	PEP 38738-01	69.50	46.51	Exploration

New Zealand	Greater Cheal (Deep)	PEP 38738-02	25.10		Exploration

New Zealand	Supplejack, Ratanui, Waitoriki	PEP 38741	55.00	12.7	Exploration

New Zealand		PEP 38745	16.67	50.5	Exploration

New Zealand	Heaphy	PEP 38746	83.33	79.3	Exploration

New Zealand		PEP 38748	66.66	64.2	Exploration

New Zealand	Supplejack South	PEP 38765	61.67	12.7	Exploration

New Zealand	D’Urville Island	PEP 38524	100.00	2187.0	Exploration

Papua New Guinea	Douglas	PPL 235	35.00	2910.0	Exploration

Papua New Guinea		PPL 261	50.00	4200.0	Exploration

Papua New Guinea	Stanley	PRL 4	28.92	340.0	Retention

Papua New Guinea	Ketu, Elevala	PRL 5	10.712	770.0	Retention

Where its share of a property is less than 100%, it is because the Company holds its interests through a joint venture with one or more industry participants. The joint venture agreements are considered ordinary course contracts and hence are not attached hereto as exhibits. The terms of the joint venture agreements generally provide that the Company must bear its pro rata share of exploration and development costs and is entitled to that share of production income or proceeds of sale of the property. If a participant in a joint venture fails to pay its share of joint venture approved costs, it will be subject to dilution of its interest in the joint venture, and hence in the permit. In certain events the Company, like any other participant in the joint venture, can lose its entire interests in the joint venture (and hence in the property) for failure to pay its share of costs or for material breaches of the joint venture agreement.

The Company’s policy is to acquire interests, and, where possible, to manage its risk exposure by farming-out to, or joint venturing property interests with, other industry participants.

The Company sells oil and gas from producing or pre-producing properties in which it holds an interest.

The Company achieved a small amount of gas and condensate production from the Kahili discovery in 2004, however all Kahili reserves were written off in 2004, based on an independent report by Sproule International Limited. There has been no further production from the Kahili field since this time.

In 2005 the Company recognised proved reserves in respect to the Cheal oil field discovery. That independent reserves evaluator’s report also summarized the resource potential of the Cardiff structure, but as hydrocarbons had not at that time, nor as at December 31, 2006, been flow-tested from Cardiff-2A in a controlled and sustained manner, no reserves have been assigned to Cardiff. During 2005 and 2006, the Company sold all oil from its production testing of Cheal and Cardiff fields at world parity prices (less costs, fees and royalties).

The Cheal joint venture has suspended production at various times during 2005 and 2006 in order to re-develop the field and optimise field production. Gas was flared to atmosphere (in compliance with consent conditions) but has now been linked to electricity generation equipment which is used to generate electricity on-site at Cheal. Any power surplus to site requirements is sold into the national electricity grid system.

Development of the Cheal field commenced in August 2006. This construction programme is proceeding as planned, with first permanent production now due to commence in Q3 2007. Simultaneous production from testing operations occurred from July to December 2006 and re-started after balance date in February 2007, from new development wells drilled in December 2006. (Refer to Item 5.D below).

The Cardiff-2A well produced gas and condensate on production test during 2005. Gas was flared to atmosphere (in compliance with consent conditions) and condensate was sold at world parity prices (less costs, fees and royalties). Some flow testing of Cardiff-2 was undertaken during 2006, but results were inconclusive.

Supplejack-1 drilled in 2005 was originally considered to have future economic potential. That was dependent upon the drilling of further wells in the near vicinity. The Supplejack-1 well was completed but not production tested, awaiting re-assessment of its future following the drilling of the Ratanui well. The Company drilled Ratanui-1 in February 2007. Although the target Mt Messenger and Upper Moki Formation sands were intersected over several intervals in the well, wireline log interpretation and associated seismic mapping did not indicate economic hydrocarbons. As a result, Ratanui-1 was plugged and abandoned. Unless other joint venture parties are interested in exploiting Supplejack-1, the well is likely to be plugged and abandoned in the near future.

The Douglas-1 exploration well in PPL 235 in Papua New Guinea (in which Austral Pacific holds a 35% interest and was the operator) was drilled during Q2 2006. It was determined to be a gas discovery and suspended while further studies and analysis and negotiations to obtain and assess commercialisation options were undertaken. A Memorandum of Understanding was signed in March 2007 to evaluate a proposal to supply gas to an Australian company via a pipeline (refer to Item 4.D).

2.	Principal Markets

In 2005 and 2006, the Company sold virtually all of its oil production to Swift Energy NZ Limited (a subsidiary of Swift Energy Ltd). In 2004, the Company also sold some production to Energy Infrastructure Limited acting through its agent Shell (Petroleum Mining) Company Limited. Details of revenues, by geographic region and by category, are included in Item 4.D – Property, Plants and Equipment.

There is no spot market for natural gas in New Zealand; therefore all gas sales are made under long term contracts for the primary purpose of electricity generation or reticulation to homes and businesses. The Company did not sell any gas in 2005 or 2006. All gas produced was associated with production testing and was flared to atmosphere in compliance with consent conditions or used for on-site electricity generation.

3.	Seasonality of Company’s business

The Company’s business is not seasonal, except to the extent that:

•	forecast weather may determine the timing of operations and weather delays may affect the speed of completion of operations; and

•	its revenues are generally reliant on international oil prices, which are partially affected by seasonality.

Oil prices vary in line with international prices, for which there have been, in past years, seasonal highs in the summer months (for the “US driving season”) and in the winter months (for the northern hemisphere heating oil season).

The Company’s revenues are also partially reliant on local gas prices in New Zealand, which are not affected by seasonality. As gas is sold under long term contract, gas prices are determined at the outset of the contract and generally only increase by application of an inflation adjustment formula independent of any seasonality factors.

4.	Raw materials

The Company’s business does not rely on the supply of raw materials to it, as it operates in an extractive industry. The volatility of international oil prices (as discussed in Item 4.B.2 & 3) affects the Company’s revenue, rather than its expenses.

5.	Marketing channels

As the Company’s oil and gas are sold under single contracts, different marketing channels are not currently required.

6.	Dependence on patents or licences, contracts

The Company is not dependent upon any significant patents or licences, except that most of the plant at the Company’s new production station at the Cheal field (PMP 38156) was designed specifically for the production station. The vessels, heat exchangers and piping are specific to the Cheal process. The design of the power fluid pump, the coalescing filter, and export compressor have been patented by their respective suppliers. All instrumentation is covered by patents.

Management is negotiating to secure long-term oil and gas sales contracts for production from the Cheal field. The proposed arrangements will be a “whole field” contract, and as the Company’s only production contracts, the Company’s revenue will substantially depend on such contracts. There can be no assurance that production from other fields will develop.

7.	Company’s competitive position

The oil and gas industry is highly competitive. The Company’s competitors for the acquisition, exploration, production and development of oil and natural gas properties, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than the Company.

The Company actively competes for prospect acquisitions, exploration permits and licences, and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial resources than the Company. The Company’s competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

Certain of the Company’s customers and potential customers are themselves exploring for oil and natural gas, and the results of such exploration efforts could affect the Company’s ability to sell or supply oil or gas to these customers in the future. The Company’s ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with industry participants and joint venture parties and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

The Company strives to be competitive by utilising current technologies to enhance exploitation, development and operational activities.

8.	Material effects of government regulations

The Company is subject to government regulation of the oil and gas properties it holds and of the operations it conducts on those properties, such those relating to hazardous substances, environmental effects, health and safety, land access, permit conditions, and those regulations which relate to all companies operating in the relevant jurisdictions such as corporate governance, taxation, employment laws. The effects of those regulations are detailed in Item 3.D – Risk Factors, and in Item 4.D – Property, Plant and Equipment. Such regulations do not in general have a material effect on the Company’s business, and do not affect the Company’s business in a manner different from the effects on other companies competing in the same industry.

C. Organizational Structure

The Company (a Canadian company listed on the AMEX in the U.S., TSX-V in Canada and NZSX in New Zealand) is the parent company of, and conducts its operations through, several wholly owned subsidiaries, (and one 35%-owned company), as set out below. Substantially all of the Company’s exploration and development activities are conducted jointly with third parties under joint venture agreements.

Subsidiary Companies	Jurisdiction of Incorporation	Business of Subsidiary	% of Ownership & Voting Power

Source Rock Holdings Limited	New Zealand	Holding company	100%

Austral Pacific Energy (NZ) Limited	New Zealand	Oil and gas exploration and development	100%

Millennium Oil & Gas Limited	New Zealand	Oil and gas exploration and development	100%

Rata Energy Limited	New Zealand	Oil and gas exploration and development	100%

Totara Energy Limited	New Zealand	Non trading company	100%

Kanuka Energy Limited	New Zealand	Oil and gas exploration and production	100%

Arrowhead Energy Limited (1)	New Zealand	Oil and gas exploration and production	100%

Odyssey International Pty Limited(3)	Australia	Non trading company	100%

Indo-Pacific Energy Australia Pty Limited (3)	Australia	Non trading company	100%

Trans-Orient Petroleum (Aust) Pty Limited (3)	Australia	Non trading company	100%

ZOCA 96-16 Pty Limited (3)	Australia	Non trading company	100%

Austral Pacific Energy (PNG) Limited (2)	Papua New Guinea	Oil and gas exploration and development	100%

(4)

Other:

Coral Sea Drilling Limited	Papua New Guinea	Non trading company	35%

(1)	Acquisition completed December 22, 2006.

(2)	Name changed from Trans-Orient Petroleum (PNG) Limited on November 16, 2006.

(3)	Voluntary de-registration will be sought in the near future for the four Australian companies.

(4)

12 shelf companies (named Austral Pacific NZ No.[number] Limited) were incorporated in New Zealand in late March 2007, all wholly owned by Austral Pacific Energy (NZ) Limited. These are all currently non-trading companies.

All the wholly-owned subsidiaries are controlled by the Company. There are no restrictions on the Company’s ability to determine the boards of directors of these subsidiaries, except the requirements in Australia and PNG that one director must be a resident of the relevant host country.

D. Property, Plant and Equipment

The Company’s major operations and principal activities are in the oil and gas exploration and production business. The Company has operated in three countries in the past three years: New Zealand, Australia (including the Zone of Cooperation Area A between Australia and East Timor), and Papua New Guinea. The Company also owns a 35% share in a drilling rig, acquired for drilling the Douglas well in Papua New Guinea. Other than this asset and its petroleum properties, the Company has previously only held minor office assets for the purpose of operating the business, and some oilfield equipment and materials. During 2006, the development of the Cheal field production facilities commenced. As at May 31, 2007, these assets were not yet completed.

As at May 31, 2007, the Company holds the following percentage interests via joint ventures in government issued permits or licences in the jurisdictions of New Zealand and Papua New Guinea, which permits or licences authorise prospecting and exploration for hydrocarbons:

%
New Zealand
*PMP 38153 (Kahili) [1,3]	85.00
*PMP 38156 Shallow (Cheal) [2,3]	69.50
*PMP 38156 Deep (Cardiff) 2,	25.10
*PEP 38738 01 – Exploration [3]	69.50
*PEP 38738 02 – Exploration	25.10
*PEP 38741 – Exploration [1]	55.00
PEP 38745 – Exploration [1]	16.67
*PEP 38746 – Exploration [1]	83.33
*PEP 38748 – Exploration [1]	66.66
*PEP 38765 – Exploration [1]	61.67
*PEP 38524 – Exploration	100.00

Papua New Guinea
PPL 235 – Exploration (Douglas)	35.00
PPL 261 – Exploration [4]	50.00
*PRL 4 – Retention (Stanley) [5]	28.92
PRL 5 – Retention (Ketu, Elevala) [9]	10.712

* The Company is the operator of these permits.

(1)	Due to an assignment of interest by one party, the Company increased/obtained its percentage interest, effective March 2006.

(2)	A new permit was granted to the Company, effective July 2006.

(3)	Due to the acquisition of Arrowhead Energy Ltd in December 2006, the Company increased its percentage interest effective from October 2006.

(4)	A new licence was granted to the Company, effective November 2006.

(5)	Numerous small events led to an overall increase in the Company’s percentage interest during 2006.

During 2006, a number of minor New Zealand permits were surrendered or assigned to continuing parties, after an analysis of the Company’s prospects inventory and going forward plans.

In March 2007, the Company was granted PEP 38524 in the southern offshore Taranaki Basin.

At May 31, 2007, the Company had no encumbrances, liens or mortgages on the properties, except for:

-

a security interest granted by Millennium Oil & Gas Limited to NGC New Zealand Limited (now called Vector Gas Limited) over Millennium’s 25% interest in PMP 38153, to secure performance of the Company under the gas prepayment agreement referred to at Note 19(a), of the Consolidated Financial Statements (Item 17);

-

a security interest granted by Arrowhead Energy Limited, a company acquired on December 22, 2006 to NGC New Zealand Limited (now called Vector Gas Limited) over Arrowhead’s 33% interest in PMP 38156 and its 25% interest in PMP 38153, to secure Arrowhead’s performance under the gas prepayment agreement referred to at Note 19(b), of the Consolidated Financial Statements (Item 17);

-

a security interest granted to Investec (Australia) Limited has been given over all present and after-acquired property of the Group (as that term is defined in the facility documents, refer to Exhibit 2.1.1) in relation to the loan facility. Following the completion of certain events, security will be reduced to the interests of the Company within the Cheal project, the Cheal project documents, the Risk Management Facility, the Debt Service Reserve Account and the Proceeds Accounts.

The Company does not act as a producer under any long-term supply or similar agreements with foreign governments or authorities. The Company does not obtain any natural gas liquids production through or from plant ownership rather than through permit ownership.

General

For definitions of technical terms used in the description of properties, see the Glossary of Terms on page 3.

Regulatory Regime

The general rules applicable to the Company’s permits and licences granted in New Zealand and Papua New Guinea are as follows:

NEW ZEALAND

Unless otherwise indicated, petroleum exploration permits granted in New Zealand provide for the exclusive right to explore for petroleum for an initial term of five years, renewable for a further five years over one-half of the original area. Permit holders can apply for changes to the committed work programs for the permits under certain circumstances. Any production permits granted will be for a term of up to 40 years from the date of issue. The New Zealand government has reserved a royalty of the greater of 5% of net sales revenue or 20% of accounting profits from the sale of petroleum products, except for any discovery made between June 30, 2004 and December 31, 2009, for which the royalty will be the greater of 1% of the net sales revenue from any natural gas and 5% of the net sales revenues from any oil or 15 to 20% of accounting profits from the sale of petroleum products.

PAPUA NEW GUINEA

Petroleum prospecting licences granted in Papua New Guinea provide for the exclusive right to explore for petroleum for an initial term of six years, renewable for a further five years over one-half of the original area, and the right to enter into a Petroleum Development Licence upon a discovery. Petroleum retention licences granted in Papua New Guinea provide for the exclusive retention of interest in the permit for an initial term of five years, renewable for a further five years over the original area, while development options are progressed. The Petroleum Development Licence provides the right to produce any oil and gas discovered for a period of up to 25 years and may be extended for a further period of up to 20 years from discovery, subject to a maximum 22.5% participating interest that can be acquired by the Government of Papua New Guinea and a 2% royalty to project landowners and 2% royalty to the government. The participants can apply for extensions or reductions of the committed work programs for the licences under certain circumstances (by way of an Application for Variation of the Work Program).

Environmental Risks and Hazards

The Company is pro-active in its approach to environmental concerns. Procedures are in place to ensure care is taken in the day-to-day management of the Company’s oil and gas properties. However, all phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of local and international conventions, laws and regulations. Environmental legislation provides for, among other things, restrictions or prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. Exploration legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material.

Drilling hazards or environmental damage can greatly increase the cost of operations and various field operating conditions may adversely affect the production from successful wells. These conditions include, but are not limited to, delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, cratering, sour gas releases, fires and spills, premature decline of reservoirs, the invasion of water into producing formations, insufficient storage or transportation capacity or other geological and mechanical conditions. While close well supervision and effective maintenance operations can contribute to maximizing production rates and recoveries over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect the long term continuity of revenue and cash flow levels to varying degrees.

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

Management is not aware of any present material liability related to environmental matters. However, it may, in the future, be subject to liability for environmental offences of which it is presently unaware.

Principal Properties

The Company’s significant individual properties, their locations, capital expenditure over the last 3 fiscal years, development plans, and nature of the Company’s interests are set out below. A number of the forward programmes discussed have not yet received joint venture or governmental approval and may not necessarily proceed. Also, depending upon the outcomes of some of these programmes, different decisions may be reached to vary work programmes, modify or abandon them altogether.

Except for the Cheal and Cardiff (PMP 38156) and Kahili (PMP 38153) properties in New Zealand, the Company’s properties in New Zealand are exploration permits. The Elevala and Ketu (PRL 5) and Stanley (PRL 4) discoveries in Papua New Guinea are not proven, and are held in “retention” licences for further appraisal. The Douglas discovery in PPL 235 in Papua New Guinea is still being evaluated and remains under a prospecting licence.

New Zealand

The Company’s principal New Zealand properties are located in the Onshore Taranaki Basin of the North Island of New Zealand. The Taranaki Basin is located on the west coast of the North Island. The sediments in the Taranaki Basin encompass a depth of some 25,000 feet with complex structure and geology. Compression across the eastern portion of the Basin created a thrusted fold belt up to ten miles wide, which contains the McKee, Tariki, Ahuroa and Waihapa-Ngaere fields. Further west in the onshore region are the fault bounded Kapuni, Ngatoro and Kaimiro fields. All these fields are currently in production for other owners.

The following figure shows the locations of the Company’s permits in New Zealand:

New Plymouth
PEP38745
PEP38746
PEP38741
PEP38765
PMP38153
PEP38748
PEP38738
PMP38156
PEP38524
Oil Pipeline
Gas Pipeline
Austral Pacific Licence
Gas/Condensate Resource
Oil Resource
N
0 2.5 5 10 15 20
Miles

Cheal (Shallow) and Cardiff (Deep) Fields
PMP 38156 and PEP 38738 (38738-01 – 69.5% (Shallow); 38738-02 – 25.1% (Deep))

A 3D seismic survey was conducted over the Cheal and Cardiff discoveries during 2006. The results of the survey are being used to determine bottom hole locations for the Cheal development wells and will be used to optimize the drilling and testing plan at Cardiff.

Cheal Field (Shallow)

Cheal-A3X was drilled in May 2004 to test the Mt Messenger sands beneath the shallower Urenui oil/gas pay previously discovered in Cheal-1 & -2. This well discovered oil pay sands over a gross interval of 60m (200 feet) within the Mt Messenger formation. Cheal-A4 was deviated from the Cheal-A site during October 2004 to intersect the Mt Messenger reservoir 300m (1,000 feet) southeast of Cheal-A3X; and Mt Messenger oil pay was again intersected. Extended production testing of the Cheal-A3X and Cheal-A4 wells was undertaken in 2005 enabling the Company to sell 31,041 barrels (Company share) of oil in 2005. The extended testing demonstrated that the wells were capable of stable flow rates. Data also showed that the two wells were not in pressure communication with each other. In December 2005 the joint venture agreed to cease production testing of the Cheal wells in order to agree a field development plan that would maximise production and value from the field.

Extended production testing of the Cheal wells using temporary test production facilities re-commenced on July 25, 2006. During 2006, a total of 28,352 barrels of oil (100%) was produced. The oil was transported to the Waihapa Production Station where it was sold to Swift Energy; the gas produced in association with crude oil production was used to generate electricity for on-site use.

The development of the Cheal oil field was planned, submitted to and approved by the joint venture participants. An application for a mining permit over the field was submitted to and approved by the Ministry of Economic Development. A Petroleum Mining Permit (PMP 38156) covering the Cheal oil field was granted on July 26, 2006 for an initial term of 10 years. There is a right to extend the term of the mining permit following delineation of further reserves. Upon approval of the development plan, and grant of the mining permit, development of the Cheal oil field commenced from August 2006.

The development plan includes the construction of production facilities having an initial capacity of 2,000 barrels of oil per day and 3 million cubic feet of gas per day, located at the Cheal A site, receiving, processing and handling raw production from up to ten development wells located at both the existing Cheal A site and from a second site, Cheal B, located a kilometre or so to the north. Engineering optimisation and design of the facilities allow capacity to be increased in the future should this be required.

Development of the northern portion of the field from the Cheal B site commenced with four wells having been drilled by end 2006, three of which were completed as producers in early 2007.

The fourth well, Cheal B4, was an exploration well targeting Moki, Mt Messenger and Urenui sandstones to the north west of the field’s bounding fault. The well confirmed the presence of hydrocarbon charge outside the currently recognised limits of the field at the two upper levels, increasing confidence in the resource potential of the north western extension of the Cheal Oil Field. This well is currently suspended, awaiting further testing.

Construction of the production facilities is expected to be mechanically complete in the second quarter of 2007 and first production due in Q3 2007. Negotiation of commercial arrangements for the transportation, storage, processing and sale of both crude oil and gas production are underway. Production approaching a target rate of 1,900 barrels per day (100%; Company share 69.5%) is expected to be achieved by the end of Q3 2007.

Cardiff Field (Deep)

Funding of the Cardiff-2 well by way of farm-out agreement was negotiated in 2004. This negotiation resulted in separate joint ventures being established for exploration of the shallower petroleum deposits, such as the Cheal prospect, (represented by PEP 38738-01) and of the deeper deposits, such as the Cardiff prospect (represented by PEP 38738-02). The Cardiff-2 appraisal well was spudded in October 2004, to test various gas bearing Kapuni Formation sandstones intersected below 4,000m (13,000 feet) in Cardiff-1, drilled in 1991. Cardiff-2 reached a target depth of 4,895m (16,060 feet) in late December 2004; and obtained encouraging geological and electric log data across the Kapuni reservoir intervals. However, Cardiff-2 had to be abandoned due to problems encountered during setting 7” casing over the Kapuni Formation.

A Cardiff-2A well was deviated out of the Cardiff-2 borehole, and drilled (with one sidetrack) to a depth of 4,931m (16,178 feet), and successfully logged and cased in preparation for production testing as Cardiff-2A ST1. Three test zones within the Kapuni formation were hydraulically fractured and perforated in 2005. Flow testing was hindered by the inability to isolate the test zones from each other. It is apparent that the middle zone (K1A sands) is producing water which is cross-flowing into the upper lower pressure zone (McKee sands). In early 2006 the K1A sands were partially isolated from the McKee sands and a production test commenced to determine the flow rate from the McKee sands. However, the plug used to isolate the K1A sands did not completely isolate the K1A zone, and further work was required to isolate this zone. Flow testing of the McKee zone recommenced in late May 2006. This series of flow and pressure build-up tests indicated an improvement in well productivity. This was reflected in flow rates which at times exceeded three million cubic feet per day of gas and 100 barrels per day of light oil and condensate.

On the basis that commerciality had been demonstrated from the test of the McKee zone, the grant of PMP 38156 also included the Cardiff field.

The next step is to secure a definitive test of the bottom zone, the K3E reservoir interval. In preparation for this, the joint venture participants obtained specialist fracture technology advice which, combined with the results of the in-house reservoir simulation studies which have been undertaken, has enabled them to determine the optimum testing programme for the K3E interval. Additional desk-top and simulation studies have also been undertaken during the fiscal year. The Company is currently preparing to workover the Cardiff-2A well in preparation for testing the K3E zone.

Kahili Field PMP 38153 (85%)

Kahili-1A was directionally drilled to test an up-dip location in October 2002, but the target sands were found to be faulted out in this well bore. The Kahili-1B sidetrack well was drilled in November 2002, and encountered a 115 feet gross hydrocarbon column in the Tariki sandstone. On the basis of this discovery, a mining permit (PMP 38153) was granted in September 2004. The Kahili-1B well was subsequently developed and produced briefly from August 2004 to November 2004. Underperformance of the well resulted in it being suspended in November 2004.

A seismic survey within the PEP 38736 permit area was undertaken in May 2005 and a further seismic line was acquired in March 2006. This infill seismic data suggests that Kahili contains considerable updip potential and is to be tested by drilling a new well, Kahili 2, planned to be drilled in the second half of 2007, which if successful is expected to generate immediate revenues, as production facilities are already on-site.

The Company increased its interest in the Kahili field in Q1 2006 by purchasing 15% from Tap New Zealand and in Q4 2006 a further 25% was acquired through the share purchase of Arrowhead Energy Limited, leading to a total holding of 85% by 2006 year end.

The surrounding exploration permit (PEP 38736) was surrendered in September 2006.

Other New Zealand Exploration Operations

The Company participated in the Heaphy-1 (PEP 38746) exploration well in onshore Taranaki, New Zealand during the first quarter of 2006. The well was drilled to a depth of 1,450m (4,760 feet) and encountered good reservoir quality sandstones at the predicted target levels. However, due to the absence of any significant hydrocarbon indications, the decision was made to plug and abandon the well.

A survey to acquire 483 kilometres of 2D seismic within the offshore Canterbury permit PEP 38258 was undertaken in Q2 2006. The data was processed and interpreted, and the prospectivity within the permit, particularly that of the Whaler prospect, was assessed using the results of the survey together with the results of the nearby, unsuccessful Cutter exploration well drilled by another joint venture in late 2006. The results were not as promising as originally anticipated, and the Company surrendered this permit in early 2007.

In March 2007, the Company was granted PEP 38524 in the southern offshore Taranaki Basin. PEP 38524 is located immediately west and north of D’Urville Island and covers an area of 2,187 square kilometres. The first stage of the work programme requires Austral Pacific to undertake seismic reprocessing, acquire aeromagnetic data and complete either a 2D or 3D seismic survey by 1 April 2008. Preparations for this programme are underway.

Management intends to continue an exploration programme in Taranaki by undertaking rigorous studies to mature, and high grade other high impact, drillable prospects in the portfolio.

Papua New Guinea

The following figure shows the locations of the Company’s permits in Papua New Guinea:
‘

Douglas Field PPL 235 (35%)

The Company was awarded this licence in August 2003. PPL 235 covers most of the prospective part of the acreage previously held under PPL 192 and PPL 215.

The initial work stage of PPL 235 was to drill an exploration well within the first two years of the licence. The Douglas well was selected as being the best prospect and the Company obtained farm-in funding for the project which covered the first $6 million of drilling expenditure in exchange for a 65% interest in the licence. In order to drill the Douglas well expeditiously the joint venture acquired a drilling rig in the U.S.A. and mobilised it to Papua New Guinea at a cost of approximately $4 million (100% cost). Drilling of the Douglas well commenced early April and drilling was completed in May 2006 at a cost of approximately $8 million (100% cost). The well reached a total depth of 1978 metres (6340 feet). Wireline logs indicated that the well intersected two gas bearing columns, the first in the Alene sand and the second in the Toro sand. The results obtained from the drilling record, wireline logs and in particular from the Multi-Formation Tester, indicated that there are two reservoirs of sweet gas with good deliverability and likely moderate condensate content.

The drilling and wireline logging results have been fully evaluated and the conclusion drawn is that the Douglas well appears to be a gas discovery with a significant gas resource of potentially several hundred billion cubic feet contained in a large structure with a maximum area of over 40 square kilometres. The discovery is also expected to serve to lower the exploration risk for other identified prospects and leads in the licence.

In the second half of 2006, Upstream Petroleum were engaged to undertake a pre-feasibility study designed to evaluate the options for commercialising the Douglas gas discovery in Papua New Guinea. The results of the study were received and reviewed in December 2006. The study discusses a range of technologies for commercialising the Douglas gas discovery, and identifies several potentially economically viable options. Two of these options, a major longer term project and another smaller scale but more immediate commercialisation opportunity, were actively pursued. A Memorandum of Understanding was signed in March 2007 to evaluate a proposal to supply gas to an Australian company via pipeline. The joint venture parties will now further assess the implementation of commercialisation of the Douglas gas discovery.

Following up on the Douglas well, a 2D seismic survey was undertaken within PPL 235. The data acquired confirmed drilling locations on the northern sector of the Douglas Gas Field and has also confirmed the nearby Puk Puk prospect as being a valid exploration drilling target. Further specialised seismic processing is now being conducted to identify if it can be used to predict the presence of hydrocarbons in other prospects and leads with the PPL 235 area.

The Company operated this licence during the drilling phase, but transferred operatorship to its joint venture participant, Rift Oil plc (65% interest), in Q3 2006, pursuant to the original farm-in deal with Rift.

A new licence, PPL 261, adjacent to the PPL 235 area, in which Austral Pacific holds a 50% interest with Rift, was awarded in late 2006.

Stanley Prospect PRL 4 (28.92%)

The Stanley-1 well was drilled in 2001. The interpretation of the wireline logs indicated a gas column of 13 metres in the Toro sandstone formation between 3125 metres and 3138 metres. The well was suspended without being flow-tested, given the absence of a readily identifiable market for the gas at that time.

The joint venture parties are currently assessing the technical and commercial viability of producing and selling Stanley gas for power generation in the Western Province of Papua New Guinea with the Ok Tedi copper mine, located some 90 kilometres from the Stanley gas field, being the principal customer.

In March 2006, the former Operator, Santos Limited, received a Notice to Show Cause from the Papua New Guinea Minister of Petroleum and Energy purporting that the work commitments and the extension requirements of the PRL had not been met. The Notice requested a written submission on the points raised. Failure to satisfy the Minister on the issues raised could result in cancellation of the licence. As the new Operator, the Company has answered all queries from the Department of Petroleum and Energy as they have arisen, and is hopeful that the licence will be renewed in the near future. Delays have continued to occur in this process. The Company remains committed to the potential of this area, and is vigorously pursuing the extension.

Reserves

As at December 31, 2006, the Company had recognised proven hydrocarbon reserves in respect of the Cheal discovery, which reserves are classified as Undeveloped. The Cardiff and Douglas discoveries are still subject to appraisal and production testing and the Company has not recognised any reserves with respect to them. The Company therefore only has reserves located in New Zealand.

During the 2004 fiscal year, Kahili reserves were classified as ‘Proven Developed’ reserves following the completion of field development work and commencement of production. However, by 2004 year end, all Kahili reserves were written off, based on an independent report by Sproule International Limited.

In the 2005 fiscal year, an independent assessment of the Cheal discovery by Sproule International Limited in April 2005 and updated as at the end of 2005 was completed, under which Sproule assigned 0.580 million barrels (Company share) of Proven Undeveloped Oil Reserves to the Cheal Field. The April 2005 Sproule report also summarized the resource potential of the Cardiff structure, but as hydrocarbons had not at that time, nor as at end 2005, been flow-tested from Cardiff-2A in a controlled and sustained manner, no reserves were assigned to Cardiff.

For the 2006 fiscal year, Sproule International Limited’s report of their independent evaluation assigned 1.643 million barrels (Company share 1.142 million barrels) of Proven Undeveloped Oil Reserves to the Cheal Field (refer Exhibit 15.1).

	Reserves, Working Interest Before Royalties - constant prices

	As at December 31, 2006		As at December 31, 2005		As at December 31, 2004
	Oil & Liquids (MBbls)	Natural Gas (MMcf)	Oil & Liquids (MBbls)	Natural Gas (MMcf)	Oil & Liquids (MBbls)	Natural Gas (MMcf)

Proven
New Zealand:
Cheal-undeveloped	1,037	629	517	378	—	—
Total proven	1,037	629	517	378	0	0

Standardized Measure of Undiscounted Net Cash Flows:

	US$’000	US$’000	US$’000

New Zealand:
Revenue	60,943	30,598	—
Less future production and development costs	(25,654)	(9,689)	—
Net Revenue	35,289	20,909	—
Less Taxes	—	—	—
Net income	35,289	20,909	—
Discounted at 10%	(9,529)	(6,818)	—
Standardized Measure	25,760	14,091	—

The main differences between the reported Reserves at December 31, 2005 and 2004 are the de-recognised Kahili reserves in 2004 following field performance, an independent assessment of reserves and the recognition of reserves relating to the Cheal field in 2005. In 2006, the changes to the reserves estimates can be attributed to:

(i) Discoveries	Four additional wells were drilled in the Cheal Oil Field – Cheal-B1, B2, B3 and B4;

(ii) Acquisitions

In December 2006 the Company acquired all the shares of Arrowhead Energy Limited. The acquisition of Arrowhead Energy Limited increased the Company’s interest in the Cheal Oil Field from 36.50 percent to 69.50 percent; and

(iii) Production	A total of 28,352 bbls of oil (100 percent) was produced in 2006.

The Company’s reserves disclosures in the form of:
-	Statement of Reserves Data and Other Oil and Gas Information;
-	Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor and;
-	Report of Management and Directors on Oil and Gas Disclosure

(refer to Exhibit 4.4) report on the Company’s reserves as at the 2006 fiscal year, and production to end 2006.

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

All reserves for New Zealand permits are quoted before royalties, in accordance with reserves figures published by the Ministry for Economic Development in New Zealand. Royalties payable to the New Zealand government are calculated on an annual basis as the greater of 5% of net sales revenue or 15% to 20% of adjusted accounting profits from the sale of petroleum products. The amount (and percentage) of royalty attributable to the reserves is unable to be precisely calculated, and therefore reserves are quoted before royalties.

The December 31, 2006 undiscounted future net cash flow from proved oil and natural gas reserves is based on an independent assessment by Sproule International Limited using data provided by the Company and from public sources and has been calculated with the inclusion of all estimated future production and development costs, before royalties. A discount factor of 10% was applied to estimated future cash flows to compute the estimated present value of proved oil and natural gas reserves. This valuation procedure does not necessarily result in an estimate of the fair market value of the Company’s oil and natural gas properties.

The undiscounted and discounted future net cash flows as at December 31, 2006, 2005 and 2004 have been evaluated by Sproule International Limited in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”).

Production

	Year Ended		Year Ended		Year Ended
	December 31, 2006		December 31, 2005		December 31, 2004

	Oil & Liquids	Natural Gas	Oil & Liquids	Natural Gas	Oil & Liquids	Natural Gas
	(Bbls)	(MMcf)	(Bbls)	(MMcf)	(Bbls)	(MMcf)

Sales:
New Zealand	15,147	—	31,228	—	4,935	0.064

2006 and 2005 production was substantially from the Cheal onshore field in New Zealand.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following explanation is management’s opinion of:

(a)     the factors that have affected the Company’s financial condition and operating results for the historical periods covered by, and should be read in conjunction with, the audited consolidated financial statements of the Company (see Item 17) as of December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005 and 2004; and

(b)     management’s assessment of factors and trends which are anticipated to have a material effect on the Company’s financial conditions and operating results in future periods.

The consolidated financial statements have been prepared in accordance with Canadian GAAP. Information relating to the nature and effects of significant differences to US GAAP is provided in Item 17 (Note 27). All dollar values are expressed in U.S. dollars, unless otherwise stated. All references to daily production are before royalty (as discussed in Item 4.D – Property, Plant and Equipment – Reserves), unless stated otherwise.

A. Operating Results

Summary

The Company is in the exploration, production testing or evaluation stage on a number of its oil and gas properties. The Company has reported a 2006 loss of $13,406,828 (under US GAAP – loss of $13,174,161) compared to a restated net loss of $5,767,933 in the December 2005 year (restated 2004: $4,628,056). Total losses incurred from incorporation to December 31, 2006 are $41,088,663 (under US GAAP – total losses of $47,322,577).

The Company’s operating and financial highlights for the year ended December 31, 2006 include the following:

•	early revenue from production testing at the Cheal field;

•	the grant of a mining permit over the Cheal and Cardiff fields;

•	development of permanent production facilities for Cheal field are well underway;

•	the Douglas discovery in PNG for which commercialisation possibilities are now being assessed, along with other “stranded gas” in PNG;

•	establishment of a US$23million debt facility;

•	increases in percentage interests held in key fields, by acquisition of permits from Tap New Zealand, and of shares in Arrowhead Energy Limited;

•	significant personnel changes and organizational consolidation.

In December 2006 test production from the Cheal oil field was halted, having re-started in July 2006. This decision was made by the joint venture participants in order to undertake construction of permanent production facilities. Test production was re-commenced in February 2007 from the new Cheal B development wells. The development plan anticipates initial permanent production estimated at 1200 barrels per day (Company share 834 barrels) from Q3 2007 and then to approach a target rate of 1900 barrels per day (company share 1,320) by the end of Q3 2007.

During 2006, the Cardiff joint venture parties have been examining options for the development of the Cardiff field following a planned work over and testing of the Cardiff-2 well in the second half of 2007.

Oil production revenues are and will remain subject to international prices, based in US$. The company has crude oil forward sales contracts in place for the period July 2007 to December 2010 with an average price of US$65.10 per barrel. Since oil sales are priced in US$, the NZ$/US$ exchange rate fluctuations affect the Company’s NZ$ cash reserves. It is not possible to accurately forecast the NZ$/US$ exchange rate.

1. Discussion of Material Changes

Production income and expenses

Gross oil revenue was $911,931 for the year ended December 31, 2006 compared with $1,779,454 for the year ended December 31, 2005. (2004: $212,458). The decrease in revenue from 2005 was attributable to a 16,081 barrel decrease in production. The decrease was primarily attributable to the Cheal oil field being shut in for January to July 2006 as the Joint Venture participants discussed development options.

Oil sales volume decreased to 15,147 barrels compared to 31,228 barrels in 2005 (2004: 4,935 barrels). A total of 14,450 barrels (2005: 31,041 barrels) were sold from the Company’s interest in the Cheal field. 697 barrels were sold from the Company’s interests in the Cardiff oil field compared to 187 barrels from the Company’s interests in PEP 38738-02 (Cardiff field) and PMP 38153 (Kahili field) in 2004. The selling price increased from an average of $56.98 per barrel in 2005 to $62.35 per barrel in 2006 (2004: $38.67 per barrel).

There were no natural gas production revenues in 2006 and 2005 (2004: $145,443). The Company has not sold any natural gas since production ceased from the Kahili field (PMP 38153) in November 2004.

Direct production costs and royalties were $526,346 versus $923,104 in 2005 (2004: $82,583). Depletion charges of $347,206 (restated 2005: $61,979, 2004: $84,864) were recorded in respect to the Company’s New Zealand property cost pool consistent with the successful efforts accounting policy (Item 17 – Note 4 of the Consolidated Financial Statements).

The Company’s gross profits may be materially affected by any changes in exchange rates between (in particular) the US and New Zealand dollars, in oil prices and in gas prices. See Item 3.D – Risk Factors – Oil and Gas Prices, Item 5.A.3 – Foreign Currency Fluctuations and Item 5.D – Trend Information.

Expenses

General and administrative expenses increased from $3,609,531 in 2005 to $4,072,555 in 2006 (2004: $1,831,137). Expenses relating to professional services contributed significantly to the increase. Baseline salaries increased in 2006 but these were offset by the one-off settlement agreement reached with the former Chief Executive Officer in 2005, thereby the overall year on year change was minimal. Cost recoveries decreased slightly to $1,043,666 compared to $1,093,417 in 2005 (2004: $930,673). These recoveries are in accordance with recovery mechanisms contained within various joint venture agreements the Company is a party to, and driven largely by the activity level in the joint ventures for which the Company is the operator.

Administrative expenses included wages and benefits of $1,265,042 (2005: $1,238,588, 2004: $605,069). Audit, legal and professional services totaled $1,204,568 and listing fees and shareholder communications expenses totaled $197,993.

Stock compensation in 2006 was $533,935 compared to $673,711 in 2005 (2004: credit of $11,450). This was calculated using a Black-Scholes valuation method (Item 17 – Note 15(c) of the Consolidated Financial Statements).

The 2006 results included a charge for Oil and Gas property impairments of $8,171,981 compared to a restated 2005 charge of $3,703,774 (restated 2004: $4,197,820). Effective 2006 the company voluntarily changed its method of accounting for oil and gas properties from the “full cost” method to “successful efforts” method. The change in accounting policy has been applied retroactively and prior years’ figures have been restated (Item 17 – Note 4 of the Consolidated Financial Statements).

Interest Income

Interest income of $437,279 (2005: $460,411; 2004; $326,012) was earned on surplus cash balances. Interest earned has decreased in line with the decreased cash balances on deposit throughout the year when compared to previous years.

Interest Expense

In December 2006 the Company entered into a project loan facility with Investec Bank (Australia) and the first drawdown was made on December 22, 2006. The interest expense in 2006 was $29,933 (2005: $163; 2004: $28,698).

Capital Expenditure

Oil and Gas Property expenditure for the 2006 year totaled $25,705,840 (2005: $6,119,897; 2004: $2,395,754). Major expenditures were incurred on the following activities:

- PEP 38738-01	Cheal production testing and development of facilities
- PMP 38156(S)	Cheal production testing and development of facilities
- PMP 38153	Kahili site preparation and long lead items
- PEP 38258	Offshore Canterbury seismic program
- PEP 38716	Oru site rehabilitation
- PEP 38736	Taranaki seismic program
- PEP 38738-02	Cardiff-2A seismic and well testing
- PEP 38741	Supplejack-1 well testing
- PEP 38746	Heaphy drilling
- PEP 38753	Taranaki Seismic program
- PEP 38765	Supplejack South well testing

For detailed 2006 expenditure, see Item 4.B.

2. Inflation

The Company operates in New Zealand and Papua New Guinea, where inflation for the Company’s operational costs has been at relatively low levels in recent periods – i.e. in the 2-5% range.

3. Foreign Currency Fluctuations

The Company holds cash in both NZ dollars and US dollars. The amount held in each currency will fluctuate according to operational requirements. Surplus cash is held primarily in US dollars. The Company receives oil revenues in US dollars and incurs expenses and petroleum property expenditures primarily in NZ and US dollars. At times when currencies other than US or New Zealand dollars may be required, the Company will utilize the spot foreign exchange market to meet these requirements.

During 2006 and up to the end of May 2007, the value of the New Zealand currency has fluctuated against the value of the US currency. The highest and lowest NZ$:US$ rate throughout the period January 1, 2006 to May 31, 2007 is 0.5951 and 0.7480 respectively.The Company’s policy is to selectively hedge exposure to foreign currency exchange rate risk but management currently does not have any foreign currency hedges in place. As the Company receives US dollars from its oil sales and has some expenses payable in US dollars, it has to some degree a natural hedge. Gas sales contracts that the Company has entered into are denominated in New Zealand dollars and sales revenue will be used to meet New Zealand dollar expenses. Until sales revenues are achieved, all non US dollar expenditure is financed through the conversion of US dollars on the spot foreign exchange market.

4. Government Regimes

See Item 3.D – Risk Factors – Regulatory Requirements, Item 4.B.8 – Material effects of government regulations, Item 10.D – Exchange Controls and Item 10.E – Taxation for information on the governmental policies or factors that could materially affect the Company’s operations, or investments made by US shareholders.

Other Factors:

Critical Accounting Policies

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in some respects from United States GAAP. Information relating to the nature and effects of such differences in accounting principles are set out in Item 17, Note 27 – Differences between Canadian and United States Generally Accepted Accounting Principles of the Company’s audited financial statements.

The application of GAAP involves the exercise of varying degrees of judgment. While the resulting accounting estimates will, by definition, not always precisely equal the related actual results, the following accounting estimates involve more judgment than others:

Oil and Gas Properties

The Company follows the successful efforts method of accounting for oil and gas exploration and development activities. Under this method, acquisition costs of properties are capitalized. Exploratory drilling costs are initially capitalized and costs relating to wells subsequently determined to be unsuccessful are charged to earnings. Exploratory drilling costs related to exploratory wells in an area that requires major capital expenditures are carried as an asset, provided that i) there have been sufficient oil and gas reserves found to justify completion as a producing well if the required capital expenditure is made, and ii) drilling of additional exploratory wells is underway or firmly planned for the near future. Other exploration costs are charged to earnings. All development costs are capitalized. For mining activities, property acquisition and development costs are capitalized.

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

The Company had $347,206 (2005 restated: $61,979, 2004 restated:$84,864) of depletion relating to its proven property cost pool and $8,171,981 (2005:$3,703,774 (restated), 2004: $4,197,820 (restated)) of write downs in the year ended December 31, 2006.

Oil and Gas Revenue Recognition

Sales or dispositions of oil and gas properties are credited to the respective cost centers and a gain or loss is recognized when all properties in a cost centre have been disposed of, unless such sale or disposition significantly alters the relationship between capitalized costs and proved reserves of oil and gas attributable to the cost center.

Asset Retirement Obligations

The Company has obligations to plug and abandon petroleum and natural gas wells, and restore the respective properties, at the end of their useful lives. The calculation of these obligations requires estimates to be made in respect to variables such as the future date when the costs will be incurred and the future costs of undertaking the work. The total provision for these obligations at December 31, 2006 was $1,065,559 (2005: $337,075, 2004: $156,575).

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

A stock option compensation expense of $533,935 (2005: 673,711 expense,;2004: cost recovery of $11,450) was recorded in the financial statements for the 2006 year. Further details are discussed in Item 5.A.1 – Discussion of Material Changes – Expenses above.

Long Term Debt

In December 2006, Austral Pacific Energy (NZ) Limited, a wholly owned subsidiary, entered into a project loan facility for $23,000,000 with Investec Bank (Australia) Ltd and the first drawdown of $15,738,000 was made on December 22, 2006. Interest on the facility is variable based upon the London Interbank Offered Rate (‘LIBOR’) plus a margin dependent upon the tranche of the loan.

As part of the term facility, 2,500,000 share purchase warrants were issued to the lender. The warrants have a life of 2 years from December 21, 2006 and an exercise price of $2.11. The fair value of the warrants was estimated at $1,676,000 and this is excluded from the non-current term liability balance in the Consolidated Balance Sheets.

A summary of the accounting treatment of the debt raising is as follows:

	Current	Non-current	Total

Balance outstanding	$6,550,000	$9,188,000	$15,738,000
Fair value of warrants	—	$(1,676,000)	$(1,676,000)
Prepaid expenses	$(283,056)	$(849,166)	$(1,132,222)
Reported balance	$6,266,944	$6,662,834	$12,929,778

Refer to Item 17 – Note 20 of the consolidated Financial Statements for further details.

Acquisition of Arrowhead

On December 22, 2006 the Company completed the acquisition of the issued and outstanding shares of Arrowhead Energy Ltd. Acquisitions are accounted for using the purchase method.

Where an entity becomes part of the Company during the year, the results of the entity are included in the consolidated results from the date that control or significant influence commenced. When an entity is acquired, all identifiable assets and liabilities are recognized at their fair value at acquisition date. The fair value does not take into consideration any future intentions by the Company.

Financial Instruments

Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are carried at cost which approximates fair value due to the short-term maturity of these instruments. Unless otherwise noted the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of long tem debt is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at 31 December 2006.

The Company may use derivative financial instruments to manage its exposure to market risks resulting from fluctuations in foreign exchange rates, interest rates and commodity prices. These derivative financial instruments are not used for speculative purposes and are not held for trading purposes. A system of controls is maintained that includes a policy covering the authorisation, reporting and monitoring of derivative activity.

Derivative instruments that are not designated as hedges for accounting purposes are recorded on the Consolidated Balance Sheets at fair value with the resultant net gain or loss recognised in the Consolidated Statements of Operations and Deficit in the current period. The fair value of derivative instruments is based upon a discounted cash flow analysis valuation or option pricing model at the balance date. The forward price curve of oil is used as an underlying input in the valuation process.

Goodwill

All business combinations are accounted for using the purchase method. Goodwill is recognized on acquisitions of subsidiaries or purchase of business assets and represents the excess of the acquisition cost over the fair value of the acquired net assets. It is stated at cost less accumulated impairment losses and tested annually for impairment.

Changes in Accounting Standards

The Company voluntarily changed its method of accounting for oil and gas properties from the ‘full cost’ method to the ‘successful efforts’ method. The change in accounting policy has been applied retroactively and prior years’ figures have been restated. In applying this change the Company has applied:

-	CICA HB section 1506 – “Accounting changes”

The Company has prospectively adopted, effective January 1, 2006, the following:

-	CICA section 3855 “Financial instruments – Recognition and measurement”
-	CICA section 3861 “Financial instruments – Disclosure and presentation”
-	CICA HB section 1530 “Comprehensive income”
-	CICA HB section 3251 “Equity”
-	CICA HB section 3865 “Hedges”

B. Liquidity and Capital Resources

1. Liquidity

The Company maintains its liquidity by raising additional capital from outside sources, farming-out capital expenditures, raising debt finance, or rescheduling or deferring commitments to meet its work programmes. The Company relies on its ability to raise additional capital through the issuance of common shares, which may have a dilutive effect on the Company’s shareholders, to fund work programmes. If the Company chooses to raise additional funding, the Company cannot give assurance that it will be able to secure outside sources of capital in an amount that is sufficient for it to undertake its work programmes.

The Company is currently earning revenue from the sale of Cheal oil from temporary production facilities. The Company expects to go into long-term production of the Cheal field upon commissioning of the permanent facilities in Q3 2007.

Discussions which may in due course lead to further funding arrangements are underway regarding the Company’s assets in New Zealand and Papua New Guinea. These discussions are in line with standard ongoing business practice; and as at the date of this Report none have been finalized.

Cash and Working Capital

At December 31, 2006 the Company had cash and short-term deposits of $7,144,943 (excluding restricted cash of $3,000,000) compared to $15,339,906 at December 31, 2005 (2004: $11,187,924). Working capital as at December 31, 2006 was $1,480,287 deficit versus $14,837,152 surplus for December 31, 2005 (2004: $11,832,438 surplus). The reversal in the Company’s year end cash and working capital position is attributable to the continued development of the Cheal oil field and a portion of the loan facility, used to finance the Cheal oil field, been repayable within 12 months of year end.

The Company considers it can meet all obligatory work requirements out of existing funds, future revenue and raising additional capital (refer to Item 5.B.3 Capital Commitments) although it is likely to seek to raise additional capital for other exploration activities. As part of its ongoing exploration portfolio management the Company continually assesses its equity holding in permits and may elect to farm-out portions of certain commitments. Discussions which may in due course lead to further funding arrangements are underway regarding the Company’s assets in New Zealand and Papua New Guinea. These discussions are in line with standard ongoing business practice; and as at the date of this report none have been finalized.

Cash Used in Operating Activities

The Company used cash of $1,429,378 in operating activities during the year ended December 31, 2006 compared to cash used in operating activities of $932,612 in 2005: (2004; cash used of $65,065).

On December 22, 2006 the Company completed the acquisition of the issued and outstanding shares of Arrowhead Energy Ltd for a total consideration of NZ$17,137,109 (US$12,081,662)

A total of $486,890 was used for purchases of property and equipment compared to $430,223 in 2005 (2003: $162,894) and $13,624,178 was expended on the Company’s exploration activities versus $6,119,897 for the year ended December 31, 2005 (2004: $2,395,754).

No cash was provided from the sale of licences or permits for the years ended December 31, 2006, 2005 and 2004.

Cash Generated by Financing Activities

Financing activities raised $21,004,087 (net of costs) for the year ended December 31, 2006 compared to $10,803,109 for 2005 and $11,625,433 for 2004. The funds raised were from financing activities as follows:

•	fund raising in New Zealand and overseas raised $6,509,100 (before costs of $89,096) through the issue of 5 million common shares (refer to Item 4 A 4 above for further discussion);

•	the draw down of $15,738,000 from the loan facility (before costs of $1,279,731).

As at December 31, 2005 there were 2,000,000 warrants outstanding. These warrants related to the October 2005 share placement. These warrants expired in October 2006 without been exercised.

No amounts were due or payable to related parties at December 31, 2006 (2005: Nil; 2004: Nil).

The net effect of the above noted transactions was a decrease of cash of $5,173,809 for the year ended December 31, 2006 compared to an increase of $3,825,148 for the 2005 year (2004: increase of $9,092,074).

After year end, the Company raised $3.2 million by way of a private equity placement.

Loan Facility

In December 2006, Austral Pacific Energy (NZ) Limited, a wholly owned subsidiary, entered into a project loan facility for $23,000,000 with Investec Bank (Australia) Ltd and the first drawdown of $15,738,000 was made on December 22, 2006. As at May 31, 2007 the Company had drawn down a further $3.262 million of the loan facility.

Interest on the facility is variable based upon the London Interbank Offered Rate (‘LIBOR’) plus a margin dependent upon the tranche of the loan (refer Item 11).

The term of the facility is 4 years. The Company has established a ‘Debt Service Reserve Account’ which has been funded with $3,000,000.

A product price hedging program (‘Risk Management Facility’) was entered into by the Company to mitigate its exposure to lower US dollar oil prices throughout the term of the facility. Refer to para 2. Financial Instruments, Treasury Activities below.

As at December 31, 2006 security for the facility has been given over all present and after-acquired property of the Group (as that term is defined in the facility documents, refer to Exhibit 2.1.1). Following the completion of certain events, security will be reduced to the interests of the Company within the Cheal project, the Cheal project documents, the Risk Management Facility, the Debt Service Reserve Account and the Proceeds Accounts.

Throughout the term of the project loan facility the Company must continue to meet certain covenants.

As part of the loan facility, 2,500,000 share purchase warrants were issued to the lender. The warrants have a life of 2 years from December 21, 2006 and an exercise price of $2.11. As at May 31, 2007, none of these warrants had not been exercised.

The Company’s cash available to it decreased to $2,404,664 at the end of May 2007. The decrease was attributable to cash used on oil and gas property expenditure and operational costs. Revenue of $2,094,169 was generated in the five months to May 2007 from the production of oil in the Cheal oil field. In May 2007, the Company drew down a further $3,262,000 available from the loan facility.

Farm-in/Farm-out Arrangements

The Company undertakes “farm-in” or “farm-out” arrangements, whereby the Company or a third party will take a part share of a permit for a premium to recognize the work previously undertaken. Farming out part of a permit is one of the options that the Company has available to it to enable it to meet exploration permit commitments. These are standard “ordinary course of business” transactions for the Company. Such arrangements are important to the Company in ensuring it maintains a balanced portfolio of exploration options, and manages its cashflow and work programme commitments. Such arrangements may include a lump sum payment for expenses previously incurred, an agreement for the party farming-in to pay a greater contribution for a particular project thereby “earning” its permit interest, the grant of a royalty by the farming-in party to the “seller”, or combinations of these and other arrangements. There have been no significant farm-in or farm-out arrangements entered into during the period ended December 31, 2006.

Another method employed by the Company of providing or receiving value without incurring immediate cashflow effects is to grant or receive grant of royalties over permit interests. The return is received or provided only if revenue is obtained in the permit. One acquisition entered into during the 2006 fiscal year (purchase of nine permits in New Zealand), included, as well as the making of certain cash payments and the requirement to meet the obligations of each permit to a larger extent than previously, the grant to the seller of royalties, over production (if any) from those permits.

Restrictions on Transfers of Funds

There are no legal or economic restrictions on the ability of subsidiaries to transfer funds to the Company in the form of cash dividends, loans or advance, with the exception of the Austral Pacific Energy (NZ) Limited which has restrictions on its ability to make distributions to the Company in connection to the Investec loan facility (see Exhibit 2.1.1).

2. Financial Instruments, Treasury Activities

The Company’s capital resources have historically been comprised primarily of private investors, who are either existing contacts of the Company’s management or shareholders or who come to the attention of the Company through personal and business contacts, financial institutions and other intermediaries. This process has developed over 2004, 2005 and 2006 as a wider shareholder base was established, including some institutional investors. Due to the speculative nature of the Company’s business and its current limited revenue generating assets, potential investors are generally limited to sophisticated investors willing to accept a higher degree of risk.

In December 2006, Austral Pacific Energy (NZ) Limited, a wholly owned subsidiary, entered into a project loan facility for $23,000,000 with Investec Bank (Australia) Ltd (refer to para 1 above).

The Company has entered into a series of put options and forward sales contracts for the future sale of crude oil produced from the Cheal field (refer Item 11). Derivative instruments that are not designated as hedges for accounting purposes are recorded on the Consolidated Balance Sheets at fair value with the resultant net gain or loss recognised in the Consolidated Statements of Operations and Deficit in the current period. The fair value of derivative instruments is based upon a discounted cash flow analysis valuation or option pricing model at the balance date. The forward price curve of oil is used as an underlying input in the valuation process.

Cash and cash equivalents are held primarily in US dollars. The Company has an ongoing requirement for New Zealand dollars to meet certain operational and administrative expenses. This requirement is met by utilizing the spot foreign exchange market to sell US dollars and purchase New Zealand dollars. The Company has no instruments in place for foreign exchange hedging purposes.

As at May 31, 2007, the Company has no binding agreements with management, investors, shareholders or anyone else respecting additional financing.

3. Capital Commitments

At December 31 2006, the Company had the following material capital commitments for the year ending December 31, 2007:

Property	Work description	US$	Source of financing

PMP38156S (Cheal)	Existing well testing, pipeline, facilities and commissioning	13,218,932	Working capital, debt facility.
PMP38156D (Cardiff)	Well workover and K3E test	1,737,904	Working capital
PEP38741 (Ratanui)	Drill well	733,470	Working capital
	Drilling inventory	1,819,027	Working capital

	Total	17,509,334

As at May 31, 2007 these commitments had changed. Major updated commitments to December 31, 2007 are as follows:

Property	Work description	US$	Source of financing

PMP38156S (Cheal)	Existing well testing, pipeline, facilities and commissioning	8,036,075	Working capital, debt facility.

PMP38156D (Cardiff)	Well workover and K3E interval zone test	799,040	Working capital

	Total	8,835,115

In addition to the above required work programmes, the Company is planning to carry out the following significant projects (but no firm commitment exists) during fiscal 2007:

Property	Work description	US$	Source of financing

PMP 38153 (Kahili)	Well (Kahili-2)	2,816,257	Working capital

In addition to the above planned significant expenditures for the period May 31 to December 31, 2007, the Company anticipates expenditures on geology and geophysics desk and field studies in various permits as work plans are further developed. Commitments beyond the 2007 fiscal year are summarized in Item 5.F – Tabular Disclosure of Contractual Obligations, and are subject to joint venture participants (including the

Company) deciding that the relevant permit is sufficiently prospective to commit to the forthcoming permit year and the work programme specified for that year.

For the five months to May 31, 2007, the Company has funded its projects from working capital, private placement, draw down on loan facility, revenue from test production, interest and overhead recoveries. The Company intends to continue to investigate the possibility of funding expenditure through farm-outs to other exploration companies and/or by raising additional capital by private placement or public investment. If such funding does not become available, the Company intends to seek deferral of projects until such time as funding is available. If none of these options are possible, the Company would then be required to relinquish certain properties without financial penalty.

C. Research and development, patents and licenses

The Company does not invest in research and development activities, except insofar as it conducts prospecting activities in its permits, interprets data acquired within the Company’s permits, and reviews publicly available or traded data, for new prospects. Significant expenditure on exploration activities is discussed in Items 4.D and 5.A.

D. Trend Information

There are no significant trends that can be identified in connection with the Company’s business or environment with perhaps the exception of rising energy prices and increased costs of exploration.

E. Off-Balance Sheet Arrangements

Nil

F. Tabular Disclosure of Contractual Obligations

As at December 31, 2006, the Company has the following contractual obligations:

	Payments Due by Period (US$)

Contractual and Other Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 Years

Operating leases	637,054	132,118	248,961	236,849	19,126

Loan facility (1) (4)	17,636,449	7,526,084	10,110,365	—	—

Joint venture commitments (2)	19,369,150	19,369,150	—	—	—

Other obligations (3)	3,377,768	1,047,108	1,629,940	598,434	102,286

Total contractual or other obligations	41,020,421	28,074,460	11,989,266	835,283	121,412

(1)	Refer Note 20 in the 2006 Consolidated Financial Statements (Item 17).
(2)

The joint venture commitments are in respect of its current year exploration permit obligations. The Company is committed to its share of current year exploration permit obligations to other joint venture participants and has a contractual obligation to various joint venture participants for these current year exploration permit obligations.

(3)	Other obligations is in respect to prepaid gas revenue.
(4)	Balance consists of loan principal and interest.

Apart from the items described above, there have been no material changes outside the ordinary course of the Company’s business in the specified contractual obligations since December 31, 2006 up to May 31, 2007.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

The names, municipality of residence and position held of the directors and senior management of the Company are as follows:

Directors

Name	Residence	Date of Birth	Position(s) Held

Ronald Bertuzzi	Vancouver,	Aug 7, 1937	Director
B.C., Canada
Douglas Ellenor	Surrey,	Jul 9, 1943	Director
B.C., Canada
Peter Hill	Boston, MA	Mar 6, 1947	Director
USA
Thompson Jewell	Calgary, AB	Sept 19, 1950	Chief Executive Officer (1),
	Canada		President (1), Director (1)
David Newman	Paraparaumu Beach,	Jul 23, 1943	Director, Chairman of the Board
New Zealand

Officers

Name	Residence	Date of Birth	Position Held

Derek Gardiner	Perth, WA Australia	Feb 9, 1960	Chief Financial Officer (2)
Joseph Johnston	Wellington,	Mar 4, 1960	Petroleum Engineering Manager
New Zealand
David McKeogh	Wellington, New Zealand	May 17, 1977	Acting Chief Financial Officer (2)
Carey Mills	Wellington,	Oct 19, 1961	Exploration Manager
New Zealand
Warren Player	Wellington,	Mar 5, 1963	Manager, Joint Venture and
	New Zealand		Government Relations (3)
Jeanette Watson	Wellington,	Jul 27, 1963	Corporate Secretary
New Zealand

(1) Mr. Jewell was appointed as CEO and President of the Company on May 1, 2007, and elected as a director of the Company on May 4, 2007.

(2) Mr. McKeogh was appointed as acting CFO, contracted from a major accounting firm, on the resignation of the former CFO in February 2007. Mr. Gardiner has been appointed as CFO with effect from June 11, 2007, but as at the date of this filing, has not taken up his post.

(3) Appointed May 15, 2006.

DIRECTORS

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

Dr. Douglas Ellenor

Dr. Ellenor was appointed to the Board from January 1, 2006. He holds a BSc (Hons) (Queen’s University, Kingston) and PhD (University of New England, Australia), both in Geology. He has 36 years experience in the exploration and production (E&P) industry, spending 25 years with the Royal Dutch/Shell Group in Australasia,

Europe and North and South America. During that period, he held progressively more senior managerial assignments, chiefly in Exploration, culminating in his appointment as President and CEO of the Shell Companies of Colombia (1992-1996). He left Shell in 1996 to become CEO of the Colombian E&P company, Hocol SA, a position he held until 1998. After a posting as Business Development Director in London, UK, he returned home to Canada and established an oil and gas consulting company. In this capacity, he again served as CEO of Hocol SA (2002-2003) and later CEO of Orca Petroleum, Inc. (2004-2006).

Dr. Ellenor was appointed to the Board of Orca Petroleum, Inc., Calgary (TSX-V: OPI) in 2000, and continued to serve in that capacity until April 2006. In September 2006, he joined the board of recently listed L&M Petroleum Ltd (NZSX, ASX: LMP) as a non-executive member. He is a member of the American Association of Petroleum Geologists and Canadian Society of Petroleum Geologists.

Dr. Peter Hill

Dr. Hill was appointed to the Board with effect from January 1, 2006. He holds a B.S. Degree in Geology from Southampton University, England, and a shared Doctorate of Philosophy in Sedimentology from Southampton University and Trinity College, Ireland. Dr. Hill has over 35 years experience in the exploration and production industry spending 22 years with British Petroleum in a range of senior positions in Australia, Egypt, New Zealand, the North Sea and South America.

Dr. Hill was President and CEO of Benton Oil and Gas Company, originally in Carpinteria, California, now in Houston, Texas, U.S.A. (now called Harvest Natural Resources, Inc.) from August 2000 until October 2005. He remained on the Board of that company until end May 2006.

Mr. Thompson Jewell – CEO, President

Mr. Jewell has some thirty years of experience in the international oil and gas industry, having worked in the Middle East, the United States, the United Kingdom, Australia and Canada. Educated at the University of Alberta, Mr. Jewell holds a B. Sc in geophysics.

Mr. Jewell has held a variety of technical and senior executive roles in previous positions with Amoco (1977-1999) and Santos (2000-2004). Most recently he has been responsible for the strategic planning and execution of building an offshore exploration business in Australia and prior to that was responsible for a $100 million per year exploration and appraisal budget of Amoco in the Deep Water Gulf of Mexico. Thompson was also the President of Amoco Oman.

Mr. David Newman

Mr. Newman was appointed to the Board in September 2003. Mr. Newman is a Chartered Accountant and formerly Chief Executive Officer of the Institute of Directors in New Zealand. He previously had a 22 year career with British Petroleum, culminating in four years as Chief Executive and Managing Director of BP New Zealand Limited (1990 - 1994).

Mr. Newman’s current directorships include Chairman of Infratil Limited (director since February 1994), Wellington International Airport Limited (director since December 1998) and Loyalty New Zealand Limited (director since December 2006). Mr. Newman is also a member of the Board of Guardians of the New Zealand Superannuation Fund and a director of Infratil European Airports Limited. Mr. Newman’s past directorships have included Chairman of Norwich Union and State Insurance Group in New Zealand, Chairman of the NZ Refining Company Limited and of Finmedia Limited, member of the advisory board of BP Australia, and a director of New Zealand Post Limited.

OFFICERS

Mr. Derek Gardiner – Chief Financial Officer

Mr. Gardiner has been appointed as the Company’s new Chief Financial Officer, with effect from June 11, 2007. Mr Gardiner is a member of the Institute of Chartered Accountants in New Zealand and also the Institute of Chartered Secretaries. He is a New Zealand citizen and has worked in the oil and gas industry since 1987 where he has held senior planning and finance roles for Shell in New Zealand, Brunei, Malaysia and Australia.

Mr. Gardiner will join the Company from Shell Development Australia where he has been Finance and Planning Manager, a member of the management team and a director of the Company. He oversaw the implementation of the Sarbanes Oxley project and IFRS for Shell Development Australia. He was also responsible for developing the finance strategy to enable Shell Development to meet significant expansion plans. He has broad experience covering governance, operational and commercial issues (especially in the joint venture arena), balance sheet management (including capital discipline), due diligence and subsequent integration of acquisitions and strategic planning.

Mr. Joseph Johnston – Petroleum Engineering Manager

Mr. Johnston holds a B.Sc. (Hons) in Geology and Maths from Glasgow University and an M Eng in Petroleum Engineering from Heriot Watt University in Scotland. Prior to joining the Company in December 2005, Mr. Johnston worked as an independent consultant for many companies for 9 years on drilling, production and reservoir engineering projects in NZ, Australia and Thailand. For the 9 years prior to that, he worked as a drilling and reservoir engineer for New Zealand Oil & Gas Ltd on projects in NZ, Australia and Papua New Guinea. He started his career working on both onshore and offshore rigs for various service companies in the UK and Norwegian sectors of the North Sea, Egypt and Spain.

Mr. David McKeogh – acting Chief Financial Officer

Mr. McKeogh holds a B.B.S (Hons) from Waterford Institute of Technology in Ireland and is a member of the Institute of Chartered Accountants in Ireland. He is an audit manager with PricewaterhouseCoopers Wellington and has worked in both its Irish and US firms. Mr. McKeogh was seconded to the Company in February 2007 until a permanent CFO was appointed.

Mr. Carey Mills – Exploration Manager

Mr. Mills graduated from Victoria University of Wellington with an M.Sc. (Hons) in Geology in 1988. Prior to joining Austral Pacific, he worked as a petrophysicist for Esso on fields in Australia and Papua New Guinea. Mr. Mills has also worked as a geophysicist for New Zealand Oil & Gas Ltd and as a consultant geologist in Angola, Timor Sea, offshore Trinidad, and on Sakhalin Island in Far Eastern Russia.

Mr. Warren Player – Manager, Joint Venture and Government Relations

Mr. Player has a B.Sc. (Geology) from Victoria University of Wellington and a Post-Graduate Diploma in Engineering Geology from the University of Canterbury, New Zealand. Prior to joining the Company in May 2006, Mr. Player worked for Crown Minerals (the government agency responsible for the management of New Zealand’s petroleum resource) for 10 years. During his time with Crown Minerals, Mr. Player held a variety of roles including Senior Geologist and Principal Technical Advisor and was most recently responsible for the management of the bidding rounds and the negotiation of the terms for the award of petroleum mining permits. Prior to joining Crown Minerals, Mr. Player worked as a geologist for mining and petroleum companies in New Zealand, Australia and the United Kingdom.

Ms Jeanette Watson – Company Secretary

Ms. Watson was appointed as Company Secretary in 2000. Ms Watson has a B.Sc. (Geology) and an LLB from Victoria University in Wellington, New Zealand and is qualified as a lawyer. She has practised commercial and corporate law in New Zealand and the United Kingdom, in large law firms and as a member of the in-house legal team of the British Coal Corporation.

Other Information

No director or any member of senior management has any family relationships with any other director or manager. There is no arrangement with any major shareholder, customer, supplier or other party pursuant to which any person was selected as a director or member of senior management.

B. Compensation

The following table sets forth the aggregate compensation paid by the Company for services rendered during the last full financial year indicated, reported as at December 31, 2006:

SUMMARY COMPENSATION TABLE

	Compensation (3)		Options granted over Securities (4)
Director/Officer	Salary	Other	Number	Price	Expiry

Ronald Bertuzzi	Nil	(5)	Nil	N/a	N/a
Douglas Ellenor	Nil	(5)	60,000	(4)	Jan 1, 2011
Peter Hill	Nil	(5)	60,000	(4)	Jan 1, 2011
David Newman	Nil	$1,750 (5) (7)	Nil	N/a	N/a
Richard Webber (1)	$184,731	Nil	400,000	(4)	Jan 31, 2011
David Bennett	Nil	(5)	750,000(6)	$1.20	Feb 2, 2008
Garth Johnson	Nil	$4,701 (5) (7)	Nil	N/a	N/a
Peter Tapper	Nil	(5)	Nil	N/a	N/a

Joseph Johnston	$190,776	Nil	Nil	N/a	N/a
Bruce McGregor	$131,727	Nil	Nil	N/a	N/a
Carey Mills	$148,512	Nil	Nil	N/a	N/a
Warren Player (2)	(8)		Nil	N/a	N/a
Jeanette Watson	(8)		Nil	N/a	N/a

(1)	Appointed as CEO from February 7, 2006. Resigned on April 30, 2007.

(2)	Appointed from May 15, 2006.

(3)

Officers (other than the CEO) are employed or contracted by, and salaries or fees are paid by, a subsidiary of the Company, Austral Pacific Energy (NZ) Limited, under a management contract with the Company.

(4)	Options granted in fiscal 2006 as compensation. See discussion of option terms and information on applicable exercise prices in Item 6.E – Share Ownership.

(5)	Directors’ fees are not required by the Company’s home jurisdiction to be disclosed individually. See aggregate figure below under “Compensation of Directors and Managers”.

(6)

600,000 options previously granted to Dr. Bennett were extended in July 2005 for 2 further years, subject to shareholder approval. The exercise price of such options was increased from $1.00 to $1.10 for the first year, and $1.20 for the second year. In December 2005, 150,000 of 300,000 performance options held by Dr. Bennett were agreed vested and 150,000 were agreed to be cancelled, subject to shareholder approval. These changes would normally be treated as new grants, but as the variations were subject to shareholder approval, they were not exercisable until shareholder approval was received, and all such options were agreed, after balance date, to be cancelled and replaced by a new grant of 750,000 2-year options, immediately vested, exercisable at $1.20 each.

(7)	Aggregate value realised upon exercise of incentive stock options.

(8)

Managers’ salaries are not required by the Company’s home jurisdiction to be disclosed, except for those of Named Executive Officers. See aggregate figure below under “Compensation of Directors and Managers”.

Compensation of Directors and Managers

In fiscal 2006, the Remuneration Committee agreed that the following remuneration will be paid to directors with effect from January 1, 2006:

annual base fee directors	$16,000 per annum
chairman’s fee	$25,500 per annum
audit committee chairman	$10,000 per annum
audit committee member	$2,500 per annum
remuneration committee chairman	$5,000 per annum
remuneration committee member	$1,500 per annum
directors’ option grant on appointment	60,000 shares (5 years at market)
annual option grant	20,000 shares (5 years at market)

No annual grants of options to directors were made under this new regime in the 2006 fiscal year. The first annual grant of options to directors is scheduled to be made in August 2007.

In fiscal 2006, the directors received a total of $124,000. For the period from September 1, 2006 to January 31, 2007, Dr. Hill also received additional fees for assisting management in defining job descriptions and performance criteria for senior management and a structure for the Company that was consistent with its stated objectives. For fiscal 2006, the aggregate amount paid for this special assignment was $54,923.

See table and footnotes under Item 6.E for further details of options granted or to be granted, and discussion under Item 6.E for terms of stock options. Expenses directly attributable to services as directors are reimbursed to the directors by the Company.

In fiscal 2006, members of senior management received a total of $822,891. Senior management employees are entitled to participate in the Employee Performance Bonus Scheme introduced in fiscal 2006, as discussed in Item 6.E below. No awards were made under this Scheme in fiscal 2006.

No pension, retirement or similar benefits are paid or payable to members of the Board or senior management.

Indemnification of Directors and Officers

The Company has taken out liability insurance to cover Directors and Officers in the performance of their duties. It has taken out liability insurance for the former directors of Arrowhead Energy Limited (a subsidiary acquired by the Company with effect from December 22, 2006).

The Company has granted a deed of indemnity to the resident director of its Papua New Guinea subsidiary, and a letter of indemnity to a former director of the majority of its New Zealand subsidiaries. Arrowhead Energy Limited has granted deeds of indemnity to two former directors. No other agreements to contractually provide indemnities have been executed or delivered.

C. Board practices

1.	Term of office

All directors have a term of office expiring at the next annual general meeting of the Company, but are eligible for re-election, unless a director’s office is earlier vacated in accordance with the Company’s Articles or the provisions of the Business Corporations Act (B.C.). All officers have a term of office lasting until their resignation or their replacement by the Board of Directors.

As at May 31, 2007:

DIRECTORS

Name of Director	Period in Office	Committees

Ronald Bertuzzi	9 years	Audit
Douglas Ellenor	1 ½ years	Audit, Remuneration
Thompson Jewell	1 month
Peter Hill	1 ½ years	Audit, Remuneration
David Newman	3 ½ years	Audit, Remuneration

OFFICERS

Name of Officer	Period in Office

Thompson Jewell, CEO	1 month
David McKeogh, acting CFO	3 months
Jeanette Watson, Company Secretary	7 ½ years
Carey Mills, Exploration Manager	1 ½ years

Name of Officer	Period in Office

Joseph Johnston, Petroleum Engineering Manager	1 ½ years
Warren Player, Manager, Joint Venture and Government Relations	1 year

2.	Directors’ service contracts

No director has a contract that provides for any benefits upon termination of his/her service as a director.

The terms of Mr. Webber’s former employment agreement during the term that he was CEO provided that, upon termination without cause, he would be paid a severance payment equal to twelve months’ remuneration. The terms of Mr. Jewell’s current employment agreement as CEO, provide that, upon termination without cause, he will be paid a severance payment equal to twelve months’ remuneration.

3.	Board Audit and Remuneration Committees

See table in Item 6.C.1 – Term of Office for current Audit and Remuneration Committee members as at May 31, 2007.

The Board adopted an Audit Committee Charter on April 24, 2004 (later reviewed and amended, current version dated January 2007) governing the conduct of the Audit Committee, and adopted procedures for receiving and dealing with accounting complaints on November 8, 2004 (later reviewed and amended, current version dated January 2007). The Audit Committee monitors the veracity of the financial and regulatory reports produced by the Company, and monitors and reviews the controls that are in place to ensure the opportunities for fraud or material error in the financial statements of the Company are minimised. The Charter sets out the committee’s role, membership criteria, responsibilities, operating principles including procedures for communication with the auditor, members’ powers and authority and the requirements against which the Committee’s performance is measured.

The Board of Directors established a Remuneration Committee in April 2004 and adopted terms of reference for the remuneration committee on June 25, 2004 (later reviewed and amended, current version dated December 2006). Directors and officers’ remuneration must be considered by the remuneration committee. The remuneration committee also reviews the Company’s general remuneration strategy, approves grants of incentive stock options to management and other service providers under the criteria of the 2006 Share Option Plan, the remuneration strategy and the options policy adopted by the Board. Any variation from the policy or the Plan rules, and all options granted to directors, must be approved by the disinterested directors of the full Board.

The Board has adopted a Director Nominations Committee Charter, but has not established a separate committee for this purpose. The independent directors of the Board act in this capacity. The Board nominates directors in accordance with the Director Nominations Committee Charter, and may receive nominations from shareholders. The Committee Charter (published on the Company’s website) requires the recommendation of criteria for Board membership, identification of individuals qualified to become Board members, and recommendation of appointment of directors to committees of the Board. Nominations are based on the need to obtain persons of the requisite skills for Board membership with sufficiently diverse and independent backgrounds. Consideration is also given to the appropriate mix of executive and independent directors. Regulatory authorities in North America exercise the right to approve any person for directorship.

D. Employees

The number of employees of the Company as at December 31 of each of the prior three years is presented below:

Office	2006	2005	2004

Wellington, New Zealand	14 FT; 5 PT	8 FT, 1 PT	7 FT
New Plymouth, New Zealand	1 PT	1 PT	0
Port Moresby, Papua New Guinea	0	2 PT	0

Note: “FT” full time position; “PT” part-time or temporary position

The Wellington office provides technical management and support, company and joint venture accounting, financial reporting, and office management. Branch offices employ accounting and/or operational supervisory staff.

In addition to the foregoing, the Company also receives technical and administrative services from a number of contractors and consultants.

E. Share Ownership

1.	Share ownership by directors and managers

As at May 31, 2007:

	Beneficial Ownership (1)		Securities held under Option(3)
Director/Officer	Number	%	Number	Price	Expiry

Ronald Bertuzzi	48,900	0.16	Nil
Douglas Ellenor	70,000	0.23	60,000	(4)	Jan 1, 2011
Peter Hill	329,400	1.08	60,000	(4)	Jan 1, 2011
Thompson Jewell	0	0.0	400,000	$1.14	May 1, 2012
David Newman	55,000	0.18	12,500	$1.25	Oct 15, 2008

Joseph Johnston	35,334	0.12	100,000	$1.90	Dec 1, 2010
David McKeogh	(2)		Nil
Carey Mills	39,334	0.13	100,000	$1.90	Dec 1, 2010
Warren Player	(2)		Nil
Jeanette Watson	(2)		Nil

(1)	Common shares and common shares under vested options or exercisable warrants held directly or indirectly by current directors or officers of the Company, as reported by such directors or officers.

(2)

Common shares and common shares under vested options or exercisable warrants beneficially owned is less than one percent of total common shares, and not previously disclosed nor required to be disclosed.

(3)	As at May 31, 2007.

(4)	See table under section “Stock Options” for discussion of option terms, vesting and exercise price details.

No shares held by directors or members of senior management have different voting rights.

2.	Arrangements to involve employees in the capital of the Company

Stock Option Plan

The Company established a share option plan for the granting of options to employees and service providers, which plan was approved by shareholders on June 25, 2004 at the AGM, and accepted by the TSX-V (“2004 Plan). The 2004 Plan was attached as an Exhibit to the Company’s Form 20-F for the year ended December 31, 2003, filed in June 2004. The Plan provided for the Board to issue non-assignable, non-transferable options, with a term of up to 5 years, terminating within 90 days after the optionee ceasing to be employed by, or provide services to, the Company, at an exercise price not less than the TSX-V specified Discounted Market Price, such options generally vesting in equal amounts over 3 years.

The Board of Directors of the Company proposed to the May 2, 2006 annual meeting of shareholders to adopt a new share option plan, which plan was duly approved and adopted by the shareholders at that meeting (“New Plan”). The New Plan changed the maximum number of options that can be issued under the plan, from a fixed number, to an amount equal to 10% of the total outstanding shares at any time. All other terms of options able to be granted under the New Plan are the same as under the 2004 Plan, except that vesting may occur in 3 equal amounts over 18 months. The New Plan was attached as Exhibit 4.7 to the Company’s Form 20-F for the year ended December 31, 2005, filed in June 2006. As a rolling number option plan, it is required to be approved by the Company’s shareholders at each annual meeting.

Stock options granted before the 2004 Plan was put in place (of which there are now only 42,500 outstanding) were issued at exercise prices determined by the Board of Directors, with options vesting over 18 months. These options are non-transferable and non-assignable with a term of 5 years, terminating 45 days after the optionee ceases to be associated with the Company.

All stock options are granted without purchase price and entitle the holder to the issue of one common share, upon payment of the exercise price, for each stock option exercised.

In fiscal 2006:

•	a total of 90,834 shares were issued pursuant to exercises of incentive stock options, all at an exercise price of $1.25 and all exercised by directors or former directors of the Company;

•	no exercises of options by employees of the Company occurred;

•	900,000 options were cancelled and replaced by a new grant of 750,000 options (see table below);

•	72,666 options lapsed unvested upon cessation of involvement with the Company;

•	69,000 vested options lapsed unexercised upon cessation of involvement with the Company; and

•	1,280,000 new incentive stock options were granted to directors and employees. All but 10,000 of those options were granted to directors, managers or former directors, as follows:

Name	Number of Options Granted	Expiry Date	Exercise Price(s)	Vesting Date

Douglas Ellenor	60,000	Jan 1, 2011	20,000 @ $1.80 20,000 @ $2.00 20,000 @ $2.50	Jan 1, 2007 Jan 1, 2008 Jan 1, 2009
Peter Hill	60,000	Jan 1, 2011	20,000 @ $1.80 20,000 @ $2.00 20,000 @ $2.50	Jan 1, 2007 Jan 1, 2008 Jan 1, 2009
Richard Webber	400,000	Jan 31, 2011	200,000 @ $1.50 100,000 @ $2.00 100,000 @ $2.50	Jan 31, 2007 Jan 31, 2008 Jan 31, 2009
David Bennett (1)	750,000	Feb 2, 2008	$ 1.20	Feb 2, 2006

(1)	Ceased to be a director effective May 2, 2006, but remains a consultant to the Company therefore remains eligible to exercise such options.

After December 31, 2006 up to May 31, 2007:

•	200,000 shares were issued pursuant to exercises of incentive stock options, all at an exercise price of $1.25 and all exercised by a former director of the Company;

•	no options were exercised by employees of the Company;

•	266,666 options lapsed unvested upon cessation of involvement with the Company;

•	33,334 vested options lapsed unexercised upon cessation of involvement with the Company; and

•	400,000 new incentive stock options were granted to directors, employees or other service providers.

Incentive Remuneration Strategy

The Company’s Remuneration Committee adopted an incentive remuneration strategy in 2006, which includes annual grants of options to all employees and directors. All annual grants will be made on the same day (being the date of that year’s Annual General Meeting of the Company), and the same exercise price will apply, calculated as a 5-trading day average of the then-current market price. The number of options to be granted to each employee is linked to their salary band (being a basic method of assessing the employee’s ability to influence the Company’s long-term performance) and to the number of outstanding options within the Option Plan. As set out above (Item 6.B – Compensation), directors will be entitled to receive 20,000 options annually. All other terms of the options granted will be as specified by the option plan adopted at that AGM.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED TRANSACTIONS

A. Major shareholders

1.	Beneficial holders of more than five percent of outstanding shares

To the knowledge of the Company or ascertained from public filings, the only persons holding, directly or indirectly, five percent or more of the Company’s Common Stock and rights to acquire stock within 60 days, are listed below (as of May 31, 2007):

Beneficial Owner	Number of Shares (3)	Percent of Class

Infratil Gas Limited Wellington, New Zealand	6,044,100	19.84
Mr. P Loretto (1) Vancouver, B.C.,Canada	3,675,190	12.06
Trans-Orient Petroleum Ltd. (2) Vancouver, B.C.,Canada	3,110,240	10.21

(1)

Mr. Loretto is the President, CEO and a director of Trans-Orient Petroleum Ltd. Mr. Loretto is also a principal shareholder of Trans-Orient Petroleum Ltd. and as such all holdings disclosed in relation to Trans-Orient Petroleum Ltd. are also included in Mr. Loretto’s holdings.

(2)	Trans-Orient Petroleum Ltd. (“Trans-Orient”) is a public company traded on the OTC Bulletin Board in the United States.

(3)	As reported in public filings.

To the knowledge of the Company, the only significant changes in percentage share ownership held by any major shareholders, during the last three years, are:

-

the acquisition by Exploration Capital Partners Limited Partnership of more than 5% of the capital of the Company during 2004 and its subsequent sale of securities to hold less than 5% by end 2005; and

-

the acquisition by Infratil Gas Limited of more than 5% of the capital of the Company during 2005, and the subsequent increase of its holding in October 2006 to 17.88% and further acquisition in May 2007 to 19.84%.

The Company’s major shareholders do not have different voting rights.

2.	Host country shareholders

To the knowledge of Management, as at May 31, 2007, 4,204,550 common shares were held by 958 registered shareholders in the United States.

3.	Controlling shareholders

To the knowledge of Management, the Company is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person, severally or jointly.

Mr. Peter Loretto, a resident of Canada, directly and via his controlling position in Trans-Orient Petroleum Ltd, controls a 12.06% shareholding in the Company.

Infratil Gas Limited controls a 19.84% shareholding in the Company.

4.	Arrangements affecting shareholdings

There are no arrangements known to the Company the operation of which may at a subsequent date result in a change of control of the Company.

B. Related party transactions

During 2006 up to May 31, 2007, the following related party transactions occurred:

Directors received a total remuneration of $124,000 during 2006 (2005: $57,721; 2004:$58,954) and total remuneration of $29,750 during the five months to May 31, 2007;

The Company paid DLJ Management, which employed Garth Johnson, a former director, $1,500 (2005:$18,000; 2004: $18,000) for financial services provided during the period prior to his resignation as a director on January 31, 2006;

The Company paid Lang Michener LLP in which Bernie Zinkhofer, a former director, is a partner, $42,538 (2005: $66,470; 2004: $81,771) for legal services (2005 and 2004: legal and directorial services);

The Company paid Peter Hill, a director, $54,923 for consultancy services to Dec 31, 2006 and a further $3,000 to January 31, 2007;

The Company paid $25,221 (2005: $36,524; 2004: $37,553) in rent to a trust of which Dave Bennett, the former Chief Executive Officer of the Company, is a trustee. The Company also paid Dr Bennett $95,695 for consultancy services provided during the period subsequent to his resignation on 30 December 2005;

A subsidiary of the Company owns 1,495,660 shares, approximately 0.4% of issued shares (2005: 180,200 shares, approximately 0.5% of issued shares) in Rift Oil PLC. The Company incurred $87,189(2005: $5,110; 2004: Nil) in respect to consultancy services provided by Rift.

All transactions with directors and other related parties were in the normal course of operations and were measured at the exchange amount, which is the consideration established and agreed to by the related parties.

TAG Oil (NZ) Limited, a subsidiary of TAG Oil Ltd, which had a common director with the Company until January 2006, participates in certain oil and gas properties with the Company.

C. Interests of experts and counsel

Not applicable

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

Consolidated audited financial statements of the Company as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 are provided under PART III of this Annual Report under Item 17 – Financial Statements.

Legal Proceedings

There are no material legal proceedings to which the Company is subject or which are anticipated or threatened. Previously, the Company was subject to proceedings as detailed in Note 14(b) to the Company’s 2006 Financial Statements (Item 17).

Dividends

The Company has never paid dividends to shareholders nor is there a policy in place to do so. All cash-flow derived by the Company is re-invested in oil and gas exploration, development and associated costs.

B. Significant Changes

No significant changes material to the Company’s business have occurred since the date of the annual financial statements, except as disclosed in this Annual Report.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

1, 2 & 3. Not applicable

4.	Price History of the Stock

Summary trading by year, in United States dollars per share, for the five most recently completed fiscal periods ending December 31, 2006:

Year	OTCBB (1)(2)(5)	OTCBB	NZSX (2)(3)	NZSX	TSX-V (2)(4)	TSX-V	AMEX (2)(5)	AMEX

	High	Low	High	Low	High	Low	High	Low

2002	1.50	0.63	No trades	No trades	No trades	No trades	No trades	No trades
2003	1.55	0.35	No trades	No trades	No trades	No trades	No trades	No trades
2004	3.40	1.30	3.28	1.35	3.38	1.32	No trades	No trades
2005	3.80	2.70	3.56	1.84	3.77	1.39	3.47	1.63
2006	No trades	No trades	2.56	1.28	3.02	1.18	3.02	1.11

Summary trading for the two most recently competed fiscal periods ending December 31, 2006 and the subsequent period, for full quarters:

Year/ Quarter	OTCBB (1)(2)(5)	OTCBB	NZSX (2)(3)	NZSX	TSX-V (2)(4)	TSX-V	AMEX (2)(5)	AMEX

	High	Low	High	Low	High	Low	High	Low

2005
Quarter 1	3.80	2.70	3.56	2.87	3.77	2.64	No trades	No trades
Quarter 2	3.30	2.85	3.26	2.72	3.51	2.25	3.47	2.30
Quarter 3	No trades	No trades	3.20	2.58	3.37	2.36	3.26	2.36
Quarter 4	No trades	No trades	2.88	1.84	3.00	1.59	2.90	1.63
2006
Quarter 1	No trades	No trades	2.05	1.52	1.97	1.33	1.90	1.35
Quarter 2	No trades	No trades	2.56	1.46	3.02	1.21	3.02	1.21
Quarter 3	No trades	No trades	1.65	1.28	1.69	1.15	1.73	1.11
Quarter 4	No trades	No trades	2.04	1.43	1.99	1.17	2.01	1.36
2007
Quarter 1	No trades	No trades	2.05	1.61	1.89	0.97	1.83	1.21

Summary trading for the six most recently completed months ending May 31, 2007:

	NZSX (2)(3)	NZSX	TSX-V (2)(4)	TSX-V	AMEX (2)(5)	AMEX

Month	High	Low	High	Low	High	Low

Dec 2006	2.04	1.70	1.99	1.64	2.01	1.65
Jan 2007	2.05	1.77	1.89	1.54	1.82	1.52
Feb 2007	1.97	1.77	1.76	1.51	1.83	1.44
Mar 2007	1.84	1.61	1.49	0.97	1.47	1.21
Apr 2007	1.67	1.59	1.40	1.06	1.32	1.06
May 2007	1.51	1.38	1.12	.90	1.18	1.00

(1)	OTCBB quotations may reflect interdealer prices, without retail markup, markdown or commission and may not necessarily reflect actual transactions.

(2)

OTCBB quotes are from www.amex.com. All TSX-V, AMEX and NZSX (listed) prices are from www.finance.yahoo.com. All NZSE Unlisted trades prices are from www.directbroking.co.nz. Quoted prices are closing prices.

(3)	The Company was listed on the NZSX’s unlisted market board until the end of 2003. From January 6, 2004, the Company was quoted on the NZSX main board.

(4)	The Company listed on the TSX-V from January 2, 2004.

(5)	The Company listed on the AMEX from April 18, 2005, and de-listed from the OTC-BB at that time.

B. Plan of Distribution

Not applicable

C. Markets

The Company listed under the symbol “APX” on the Toronto Stock Exchange – Venture Exchange (TSX-V) from January 2, 2004 and the New Zealand Stock Exchange (NZSX) from January 5, 2004, and, from April 18, 2005, on the American Stock Exchange (AMEX) under the symbol “AEN”.

D., E. & F. Not applicable

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable

B. Corporate Charter Documents

As noted in Item 4.A, the Company was continued into the jurisdiction of the Province of British Columbia, Canada in October 2006, which continuation (from the Yukon Territory, Canada) included the adoption of new Articles of the Company (Exhibit 1.3), as approved by the shareholders at the annual and special meeting of the Company held on May 2, 2006. Notice of Articles (also part of Exhibit 1.3) was filed with the British Columbia Registrar of Companies, and such Articles and Notice of Articles are the primary charter documents of the Company. The differences between the Company’s Bylaws under Yukon law, and the new Articles were set out in the Management Proxy Circular distributed in relation to the shareholders’ meeting noted above, filed under a Form 6-K (as Exhibit 99.11) on April 10, 2006.

1.	Corporate Registry Entry Number, Objects

The Company is registered as a corporation under the Business Corporations Act (British Columbia) (“BC Act”), entry number 771836. The Company is entitled to carry on all lawful business which can be carried on by a natural person, except that it is restricted by law and under its Articles from carrying on the business of a railway, steamship, air transporter, canal, telegraph, telephone or irrigation company.

2.	Directors’ Powers

Generally

(a) The directors, by majority resolution vote, have power to cause the Company to enter into and conduct its business and to perform all manner of agreements and other transactions.

(b) a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested

The Articles provide that when a director holds a “disclosable interest” (as that term is defined in the BC Act) in a matter which is being considered by the directors, he or she must disclose the nature and extent of his interest in such contract or transaction or of any other possible conflict, in accordance with the provisions of the BC Act. The BC Act definition of a disclosable interest can be summarized as a material interest in a contract or transaction that is material to the company. A director who holds a disclosable interest may not vote on the transaction (unless all of the directors have a disclosable interest in that transaction) but will be counted in the quorum present at the meeting at which such vote is taken. A director’s remuneration is not a matter which falls within the definition of a disclosable interest.

The quorum for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be a majority of the directors.

(c) borrowing powers exercisable by the directors and how such borrowing powers can be varied

The directors may, on behalf of the Company:

•	borrow money in such manner and amount, on such security, from such sources and upon such terms, and conditions as they consider appropriate;

•

issue bonds, debentures, and other debt obligations either outright or as a security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

•	guarantee the repayment of money by any other person or the performance of any obligation or any other person; and

•	mortgage, charge or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future).

(d) retirement and non-retirement of directors under an age limit requirement

There are no age limit requirements applicable to the Company under its Articles relating to the retirement or non-retirement of its directors.

(e) director’s qualification

A director of the Company is required under the BC Act to be at least 18 years old, not a bankrupt or mentally incapacitated, nor have been convicted of fraud. A director is not required to hold a share in the capital of the Company as qualification for his or her office. There are no requirements that a director be resident in any particular jurisdiction.

3.	Rights, Preferences and Restrictions attaching to Classes of Shares

The authorized capital of the Company consists two classes namely an unlimited number of common shares and unlimited number preferred shares issuable in series, and each class is without par (or nominal) value. As at May 31, 2007, there were 30,464,287 common shares and no preferred shares issued and outstanding.

Voting

Common shares each have the right to one vote in connection with matters upon which shareholders may vote. This includes the annual election of directors and approval of other matters requiring a shareholder vote such as a merger, sale of substantially all of the Company’s assets and undertaking, and transfer from the jurisdiction of British Columbia. Other matters may require shareholders’ approval by policy of the stock exchanges on which the Company’s shares are listed. These include such matters as approval of certain types of non-arms-length transactions, stock options in excess of certain amounts and share issuances which cause a change of control. Directors do not stand for re-election at staggered intervals. Directors are elected by simple plurality of votes (the candidates with the largest number of votes “for” win until the maximum number of Board positions are filled). Cumulative voting does not apply (that is a shareholder does not get a number of votes equal to the number of candidates in a way that allows the shareholder to skew his or her voting by voting more votes for only a single candidate).

The preferred Shares have the right to vote on the same basis as the common shares, one vote per share.

(a) dividend rights

The preferred shares may be entitled to a fixed dividend when the share is issued provided that the directors have provided for a dividend by agreement with the purchaser of the preferred share. Common shares are entitled to dividends only if and when declared by the Board. The Company has not declared or paid any dividends on its common shares, and has no expectation that dividends will be declared in the foreseeable future as the Company re-invests its cash to further its exploration and development activities.

(b), (c), (d) rights to vote, and to share in profits or surplus on liquidation,

All the common shares rank equally in respect to any entitlement to a surplus (after creditors) upon liquidation or wind-up. Preferred shares rank in priority to common shares to the extent of their paid-up value plus accrued dividends.

(e), (f) redemption provisions, sinking fund provisions

There are no such provisions in the Company’s Articles in relation to establishing a redemption or sinking fund for any class of shares. The preferred shares can be made subject to redemption.

(g) liability to further capital calls

The BC Act does not permit the issuance of partially paid shares hence all presently outstanding share capital is not subject to any call or assessment, all having been issued as fully paid and non-assessable.

(h) provisions discriminating against holder due to ownership fn a substantial number of shares

There are no such provisions in the Company’s Articles.

Other relevant provisions relating to the rights and restrictions on holders’ rights are:

Elimination of Fractional Shares

The Articles permit the Company to either round up or round down any fractional shares resulting from a share consolidation (reverse-split) or share subdivision (share split) or alternatively to unilaterally cause the purchase for cancellation of any outstanding fractional shares of the Company by paying the holder thereof its fair value.

Further Particulars of Preferred Shares

The directors of the Company may issue the preferred shares in one or more series under Article 27 of the Company’s Articles. The directors may, by resolution, alter the Notice of Articles to fix the number of shares in, and to determine the designation of the shares of, each series. The directors may also, by resolution, alter the Notice of Articles to create, define and attach special rights and restrictions to the shares of each series, subject to the following special rights and restrictions attaching to the preferred shares under the Company’s Articles:

• The holders of the preferred shares are entitled to receive notices of and to attend and vote at all meetings of the shareholders of the Company in the same manner and to the same extent as are the holders of the common shares;

• The holders of the preferred shares are entitled to receive dividends as and when they are declared by the Board of directors, and the directors are empowered, upon agreeing to sell a preferred share, to contract as to the rate of dividend which will be paid on the share, if any, how often the dividends are to be paid, whether they are to be accumulative, and whether the rate is to be fixed for the life of the share or to be subject to declaration by the board of directors each year;

• The holders of the preferred shares are entitled to exchange them for common shares in of the Company, provided that when the directors agree to the issuance of any preferred shares they shall be entitled to specify the terms, conditions and rates during which and upon which the holders of the preferred shares will be entitled to exercise such conversion privileges;

• The Company may, upon giving not less than 30 days’ written notice, redeem the whole or any part of the preferred shares on payment for each share to be redeemed of the amount paid up thereon, together with all dividends declared thereon and unpaid, provided that in the case of a redemption of a part of the then outstanding preferred shares, the shares to be redeemed will be selected by lot in such manner as the directors in their discretion shall decide or, if the directors so determine, will be redeemed on a pro rata basis; and

• The preferred shares will rank both as regards dividends and return of capital, in priority to all other shares of the Company, but will not be entitled to any further right to participate in the profits or assets of the Company. In the event of the liquidation, dissolution or winding-up of the Company, the holders of the preferred shares will be entitled to receive, before any distribution of any part of the property and assets of the Company among the holders of any other shares, an amount equal to 100% of the amount paid thereon and any dividends declared thereon and unpaid.

4.	Changing the Rights of Shareholders

Under the BC Act, a company may, by the type of shareholders’ resolution specified by the articles, or, if the articles do not specify the type of resolution, by a special resolution:

• create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

• vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

The Company’s Articles provide that the general authority required to amend all provisions of the Company’s Articles is an ordinary resolution (that is, 50% plus one of the votes cast), subject to certain changes that require a special resolution (at least 2/3 of votes cast) in accordance with the BC Act.

The Company may by resolution of the directors authorize an alteration of its Notice of Articles in order to change its name or to effect a reverse split or a share split. Other more substantive capital alterations require an ordinary resolution.

The Articles provide that the attachment, variation and deletion of special rights and restrictions to any class of shares must be authorized by an ordinary resolution. If the amendment prejudices or interferes with the rights or special rights attached to any class of issued shares, the BC Act requires the consent of the holders of that class of shares be obtained by a separate special resolution. If a series of preferred shares has been issued, there can be no interference with that series’ rights by another series without the earlier series’ holders’ consent by separate special resolution.

The BC Act also provides that the Company may reduce its paid-up capital accounts if it is authorized to do so by a court order, or, if the capital is reduced to an amount that is not less than the realizable value of the company’s assets less its liabilities, by a special resolution or court order.

5.	Meetings Of Shareholders

The Company must hold its annual shareholders’ meeting once in every calendar year (and in a period not exceeding more than 15 months from the last annual shareholders’ meeting) at such time and place to be determined by the directors of the Company. The Company must publish an advance notice in the manner required by the BC Act of any general meeting at which directors are to be elected. The directors may fix in advance a record date, which is no fewer than 21 days prior to the date of the meeting and not more than 60 days before. All the holders of common shares as at that record date are entitled to receive notice of and to attend and vote at a general meeting.

The Articles provide that the quorum for the transaction of business at any meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least thirty three and one third percent (33 1/3%) of the issued shares entitled to be voted at the meeting. If a quorum is not present, the meeting is set over for one week and then whatever number of shares that is represented at the set-over meeting shall be deemed to constitute a quorum.

In addition to the requirements of the BC Act, there is extensive regulation of the requirements for the form and content of proxy materials and the corporate disclosures made therein, which are mandated by Canadian securities legislation applicable to the Company.

6.	No Limitations on the Right to Own Securities

The Company’s Articles do not contain any restrictions on the rights of any person, including any non-resident or foreign shareholder to hold or exercise voting rights on the Company’s securities. There are no restrictions applicable to such ownership in Canadian law as discussed in Item 10.D.

7.	Restrictions On Change In Control, Merger, Acquisition Or Corporate Restructuring

There are no provisions in the Company’s Articles that would have the effect of delaying, deferring or preventing a change in control of the Company or that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company. The BC Act does not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of the Company. Stock exchange policies applicable to the Company however do impose shareholder approval requirements for certain types of control change transactions.

8.	Ownership Threshold Requiring Public Disclosure

There are no provisions in the Company’s Articles or in the BC Act governing the threshold above which shareholder ownership must be disclosed. The Company is a reporting company under the Securities Act (British Columbia) and the Securities Act (Alberta), and is governed by the securities legislation in New Zealand, and as a foreign reporting issuer in the U.S.A.

Canadian provincial securities legislation requires that a shareholder disclose ownership of 10% or more of the shares (and any further increases of 2% or more) of the Company by issuing a news release and filing a report (both containing prescribed disclosure) with the Securities Commissions in those provinces. They also require the Company to disclose, in its proxy circular sent out for an annual meeting or special meeting, the names of holders known to the Company to beneficially own more than 10% of the Company’s issued and outstanding shares.

New Zealand securities legislation requires that a shareholder disclose ownership of 5% or more of the shares (and any further increases of 1% or more) of the Company by filing a report (containing prescribed disclosure) with the New Zealand Stock Exchange and the Company.

Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require a company that is subject to the reporting requirements of the Securities Exchange Act 1934 to disclose, in its annual reports filed with the Securities and Exchange Commission those shareholders who own more than 5% of the corporation’s issued and outstanding shares. Shareholders are required to file a disclosure statement on Schedule 13G if they own more than 5% of the corporation’s issued and outstanding shares.

10.	Changes to the Company’s Capital

The Company’s Articles do not contain any provisions governing changes in capital more stringent than those required by the BC Act.

C. Material contracts

The Company has not entered into, nor remains subject to, any material contracts in the two years prior to May 31, 2007 which can reasonably be regarded as being out of the ordinary course of the Company’s business (which ordinary course includes the routine purchase and farm-in/farm-out of oil and gas properties, and settlement of claims), other than the following contracts:

Document	Date	Parties	Particulars

Form of Stock Option Agreement	Oct 15, 2002	various employees, directors, and consultants; Austral	Provides for the terms of stock option grants for grants made before adoption of the 2004 and 2006 Stock Option Plans; also refer Item 6.E.2
Gas Pre-payment and Option Agreement	Apr 2, 2003	NGC Energy; Austral	NGC lent the Company NZ$2 million for the right of first negotiation in respect to onshore NZ gas discoveries
Settlement Agreement	Dec 30, 2005	DJ Bennett; Austral	Records termination payment and option variations upon resignation of CEO
Variation of Settlement Agreement	Feb 2, 2006	DJ Bennett; Austral	Varies option variations made in Settlement Agreement, by cancelling all previous options and granting 750,000 vested 2-year options
Stock Option Plan	Mar 3, 2006		Stock Option Plan and grants thereunder pursuant to which 1,622,500 shares were reserved for issuance as at December 2006
Unit Subscription Agreement	Oct 18, 2006	Various; Austral	Private placement raising $6.5 million by the issue of 5,007,000 shares at $1.30 each, closing November 2006.
Share Sale Agreement	Oct 18, 2006	Shareholders of Arrowhead Energy Ltd; Austral Pacific Energy (NZ) Ltd	Purchase by Austral of all the shares in Arrowhead Energy Ltd

Document	Date	Parties	Particulars

Gas Pre-Payment and Sale Agreement	Feb 4, 2004	NGC Energy International Resource Management Corporation (IRM)	NGC lent IRM NZ$2.5 million for the right to purchase Kahili and Cheal gas at an agreed price
Asset Sale Agreement	Oct 23, 2005	International Resource Management Corporation (IRM) Arrowhead Energy Ltd	Purchase by Arrowhead Energy of Cheal and Kahili assets from IRM, including transfer of obligations under Gas Pre-Payment Agreement (Feb 04)
US$Cash Advance Agreement	Dec 21, 2006	Investec Bank (Australia) Ltd; various Austral companies	Establishing a $23 million loan facility for a term of 4 years at commercial lending rates
Warrant Agreement	Dec 21, 2006	Investec Bank; Austral	Granted 2.5 million warrants to Investec exercisable at $2.11 per for 24 months share as partial consideration for the loan facility
Unit Subscription Agreement	Mar 30, 2007	Various; Austral	Private placement raising $3.25 million by the issue of 2,500,000 shares at $1.30 each, closing May 2007.

Offer of Employment, and variation	Apr 23, 2007 Varied May 24, 2007	Austral; T B Jewell	Letter offering employment as CEO .and specifying material terms

D. Exchange controls

The Company is a corporation governed by the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of the Company (the “Common Shares”), other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See “Taxation”, below.

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

The Investment Act generally prohibits implementation of a “reviewable” investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (i.e. a “non-Canadian”), unless after review by the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the Company’s common shares by a non-Canadian (other than a “WTO investor” as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was over CDN$5 million, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in the Common Shares of the Company by a WTO investor, or by a non-Canadian when the Company was controlled by a WTO investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2007 is CDN$281 million. A non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares of the Company. The acquisition of less than a majority but one-third or more of such Common Shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the Common Shares.

The foregoing assumes the Company will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service or is a cultural business, as the rules under the Investment Act governing these businesses are different.

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

This summary is based on the current provisions of the Tax Act and the regulations thereunder, all proposed amendments to the Tax Act and regulations publicly announced by the Minister of Finance (Canada) to the date hereof, the current provisions of the Treaty and the current administrative practices of the Canada Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law, the Treaty or administrative policy, although no assurance can be given in these respects. This summary does not take into account provincial, U.S. or other foreign income tax considerations, which may differ significantly from those discussed herein. The summary also assumes that the Company will be treated as a resident of Canada for purposes of the Tax Act and the Treaty. No opinion or tax ruling has been sought or obtained in respect of any assumption made in this summary.

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

Disposition

A US Holder is subject to tax under the Tax Act in respect of a capital gain realized on the sale or other disposition of a common share only if the US Holder holds the common share as “taxable Canadian property” for purposes of the Tax Act and is not entitled to relief under the Treaty.

In general, provided the common shares are listed on a prescribed exchange in Canada at the relevant time (maintaining the current TSX listing would be sufficient for this purpose), common shares will not be “taxable Canadian property” unless (i) at any time during the 60 month period ending at the time of disposition, the US Holder and/or persons and entities not dealing at arm’s length with the US Holder (alone or together) owned 25% or more of the issued shares of any class or series of the capital stock of the Company, or (ii) the US Holder’s common shares were acquired in certain types of tax-deferred exchanges in consideration for property that was itself “taxable Canadian property”.

Furthermore, even if common shares are so held as “taxable Canadian property”, relief under the Treaty is generally available provided the value of the common shares is not derived principally from real property situated in Canada. Management of the Company believes that the value of the Company’s common shares is currently not derived principally from real property in Canada. US Holders claiming Treaty relief should do so by filing a Canadian income tax return for the relevant taxation year, and should consult with their own advisors in this regard.

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

The following discussion is based upon the sections of the U.S. Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

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

U.S. FEDERAL, STATE, LOCAL, AND FOREIGN, TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF COMMON SHARES OF THE COMPANY.

U.S. Holders

As used herein, a “U.S. Holder” is a holder of common shares of the Company who or which is a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for U.S. federal income tax purposes, a corporation or partnership created or organized (or treated as created or organized for U.S. federal income tax purposes) in the United States, including only the States and District of Columbia, or under the law of the United States or any State or Territory or any political subdivision thereof, or a trust or estate the income of which is includable in its gross income for U.S. federal income tax purposes without regard to its source, if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States trustees have the authority to control all substantial decisions of the trust. For purposes of this discussion, a U.S. Holder does not include persons subject to special provisions of U.S. Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers and Holders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on common shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian or other foreign income tax withheld from such distributions. Such Canadian or other foreign tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States Federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below).

Subject to the “Passive Foreign Investment Company” discussion below, dividends distributed by the Company (if any) to a non-corporate U.S. Holder may be eligible for the 15% maximum Federal income tax rate that applies to dividends received by individuals from certain foreign corporations prior to January 1, 2009. To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 28% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its world-wide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income” and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of common shares of the Company

Subject to the “Passive Foreign Investment Company” discussion below, a U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder’s adjusted tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder. Any capital gain or loss will be a short-term or long-term if the U.S. Holder’s holding period for the Company’s common shares is one year or more. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. A non-corporate U.S. Holder may deduct capital losses not offset by capital gains against such Holder’s ordinary income up to a maximum annual amount of $3,000 ($1,500 for married taxpayers filing separately) and any unused portion of such net capital loss may be carried over to be used indefinitely in later tax years until such net capital loss is thereby exhausted. A corporate U.S. Holder (other than corporations subject to Subchapter S of the Code), may deduct capital losses only to the extent of its capital gains, and any unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Passive Foreign Investment Company

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company (“PFIC”) is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.

Section 1297 of the Code defines a PFIC as a foreign (non-U.S.) corporation, if for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes but is not limited to interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. The Company believes that it is presently a PFIC.

As a PFIC, each U. S. Holder’s income or gain with respect to a disposition or deemed disposition of the Company’s shares or a distribution payable on such shares will generally be subject to tax at the highest marginal rates applicable to ordinary income and certain interest charges discussed below, unless the U.S. Holder has timely made a “qualified electing fund” election or a “mark-to-market” election for those shares. A U.S. Holder who elects in a timely manner to treat the Company as a Qualified Electing Fund (“QEF”), as defined in the Code, (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company’s qualifies as a PFIC on his pro-rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder’s taxable year in which (or with which) the Company taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder’s tax basis in the common shares will be increased by such amount that is included in income but not distributed.

A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as nondeductible “personal interest.”

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a “Pedigreed QEF Election”), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder may also elect to recognize as an “excess distribution” (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the application date or (ii) if the Company is a controlled foreign corporation (“CFC”), the Holder’s pro rata share of the corporation’s earnings and profits. (But see “Elimination of Overlap Between Subpart F Rules and PFIC Provisions”). Either the deemed sale election or the deemed dividend election will result in the U.S. Holder being deemed to have made a timely QEF election.

With respect to a situation in which a Pedigreed QEF election is made, if the Company no longer qualifies as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a “Non-electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares and (ii) certain “excess distributions”, as specially defined, by the Company.

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest marginal tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing, non-corporate U.S. Holder must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

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

If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which the Company is a PFIC and the U.S. Holder holds shares of the Company) (a “Non-Pedigreed Election”), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective. U.S. Holders are encouraged to consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

Certain special, generally adverse, rules will apply with respect to the common shares while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

Mark-to-Market Election for PFIC Stock

A U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below. This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders. Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder’s adjusted basis in the stock is included in the Holder’s income. The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year. However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called “unreversed inclusions.”

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

A Holder’s adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election. If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner. Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

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

If PFIC stock is owned by a controlled foreign corporation (“CFC”), the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts includable in the CFC’s income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income. A CFC is a foreign corporation in which more than 50% of the voting power of all classes of stock or the total value of the stock is owned, directly or indirectly, by U.S. Holders, each of whom own 10% or more of the total combined voting power.

The above provisions apply to tax years of U.S. persons beginning after December 31, 1997, and to tax years of foreign corporations ending with or within such tax years of U.S. persons.

The rules of Code Section 1291 applicable to nonqualified funds generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder’s holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election. However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer’s holding period for such stock, a coordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

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

F. Dividends and paying agents

Not applicable

G. Statement by experts

Not applicable

H. Documents on display

Documents concerning the Company which are referred to in this document may be inspected at the offices of Austral Pacific Energy Ltd., at Level 3, 40 Johnston Street, Wellington 6011, New Zealand, or at the Company’s registered office at Suite 1500 Royal Centre, 1055 West Georgia Street, Vancouver, B.C. V6E 4N7, Canada, or via the Company’s website at: www.austral-pacific.com

Documents referred to in this document are filed with the US Securities Commission (“SEC”), and are available for view on the SEC website at: http//www.sec.gov

I. Subsidiary information

Not applicable

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

Interest rate risk:

The Company is a party to the Gas Pre-purchase and Option Agreement between the Company and NGC New Zealand Limited that may give rise to interest rate exposure (see Note 19(a) of the Company’s 2006 Consolidated Financial Statements at Item 17, and Exhibit 4.2.1). In the event that insufficient gas is delivered by the Company to discharge the advance, and the Company elects to refund the advance, interest will be payable for the period on the outstanding balance at April 2, 2013, calculated at the average New Zealand bank bill rate. The Company has several alternatives at its discretion for repayment of the advance. The Company’s current intention is to repay the advance by physical delivery of gas in which instance interest will not be incurred.

On February 4, 2004, Arrowhead Energy Ltd, a company acquired on December 22, 2006, entered into a gas prepayment and sale agreement with Vector Limited (Item 17 – Note 19(b) of the 2006 Consolidated Financial Statements, and Exhibits 4.2.2 and 4.2.3). The obligations of Arrowhead under the gas prepayment agreement survive the repayment of the advance. The gas prepayment agreement can only be terminated in certain circumstances and in the event of termination the outstanding amount of the advance is repayable without interest for a period of 14 days after which interest becomes payable on any balance of the advance not repaid, calculated at the average New Zealand bank bill rate.The Company’s current intention is to repay the advance by physical delivery of gas, in which instance interest will not be incurred.

In December 2006, Austral Pacific Energy (NZ) Limited, a wholly owned subsidiary, entered into a project loan facility with Investec Bank (Australia) Ltd and the first drawdown was made on December 22, 2006 (refer to Item 5 and Exhibit 2.1.1). Interest on the facility is variable based upon the London Interbank Offered Rate (‘LIBOR’) plus a margin dependent upon the tranche of the loan.

The facility is structured into three tranches:

(i)

$18,000,000 ’Senior tranche’ The interest rate prior to project completion is LIBOR plus 2.00% (post completion LIBOR plus 1.75%). At December 31, 2006 a total drawdown of $10,738,000 had been made from the Senior tranche. Total drawdowns under the Senior tranche are restricted to $13,000,000 until the finalisation of certain project contracts;

(ii)

$5,000,000 ’Junior tranche. The interest rate prior to project completion is LIBOR plus 4.00% (post completion LIBOR plus 3.5%). At December 31, 2006 a total drawdown of $5,000,000 had been made from the Junior tranche;

(iii)	NZ$2,500,000 ‘Guarantee tranche’. The interest rate prior to project completion is 2.00% (post completion 1.75%).

In the normal course of business, the Company invests cash not immediately required for operational purposes. The primary objective of the Company’s investment activity is to preserve principal and maximise interest income without taking significant risk. The Company currently invests in bank deposits with a number of banks. The Company is exposed to interest rate risk resulting from changes in interest rates relating to these investments.

Equity price risk:

The Company holds investments in one publicly held entity listed on the AIM market in London. Any changes in the value of this investment would not materially impact the financial results of the Company.

Exchange rate risk:

As the Company operates in New Zealand and Papua New Guinea, there is an exposure to foreign exchange risk arising from fluctuations in the exchange rates of these currencies. To a lesser extent, fluctuations in the Canadian dollar exchange rate will have an impact as the Company incurs costs in Canadian dollars relating primarily to corporate activities.

The Company does not currently engage in foreign currency hedging although the treasury policy approved by the Board of Directors allows hedging arrangements to be entered into within specified limits when considered appropriate by management. Refer to Item 5.A.3 for further information.

Commodity price risk:

The Company is involved in exploring for oil and natural gas. Sales of oil will be subject to commodity price risk which will increase as production rates increase. As at December 31, 2006 the Company had entered into a series of put options and forward sales contracts for the future sale of crude oil produced from the Cheal oil field. Refer to paragraph on derivative financial instruments below for further information.

Translation exposure:

Translation exposure is defined as the Company’s exposure to currency risk when translating the results and net assets of foreign subsidiaries to United States dollars. The translation effects on the Company’s accounts are not hedged.

Derivative financial instruments:

As noted in the paragraph on commodity price risk above, as at December 31, 2006 the Company had entered into a series of put options and forward sales contracts for the future sale of crude oil produced from the Cheal oil field. The contracts were entered into in connection with the raising of long term debt (refer to Item 5 and Exhibit 2.1.1). As the put options and forward sales contracts hedge commodity price against the Brent Crude Futures Contract and the Company’s oil sales are in TAPIS, the Company has assessed the long term effectiveness of the forwards sales contracts as not being sufficiently effective to enable it to apply hedge accounting. As a consequence, the $455,685 net reduction in the fair value of the derivative instruments has been recognised in the Statements of Operations and Deficit in the current period. The current portion of the change in fair value has been included within Accounts Receivable/Payable.

The Company’s outstanding contracts for derivative instruments, and the related fair values at December 31, 2006 were as follows:

	Quantity (barrels)	Maturity date	Average price US$ per bbl	Fair value at December 31, 2006

Crude oil put options	72,000	April 2007 – June 2007	64.00	210,416
Crude oil forward sales	417,600	July 2007 – December 2010	65.10	(666,101)

The loss is categorized by current $75,781 and non-current $590,320. The put options for April to June 2007 have since been closed out, in April 2007.

During the year ended December 31, 2004 the Company issued two series of share purchase warrants with exercise prices stated in New Zealand dollars. These warrants require physical settlement in common shares of the Company. The Company’s functional currency is United States dollars. Typically, contracts indexed to a company’s own stock do not meet the definition of a derivative. However, guidance provided by the Derivatives Implementation Group in Issue C8 states the difference between the currency of the stated exercise price and the functional currency gives rise to an embedded derivative. Furthermore, SFAS 133, Accounting for Derivative Instruments and Hedging Activity, provides that when an embedded derivative cannot be separated from its host contract, that contract must be treated as a derivative in its entirety. Accordingly, warrants with a stated exercise price in New Zealand dollars are considered derivatives for the purposes of US GAAP. There were no New Zealand dollar share purchase warrants outstanding at December 31, 2005 or 2006.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. Material Modifications to Defining Instruments

The Company’s Articles, which are the primary instrument defining the rights of the holders of the Company’s securities, replaced the Company’s previous Articles and By-laws, upon the continuation of the Company from the jurisdiction of the Yukon to British Columbia, Canada. See Item 10.A for a discussion of changes to security holders’ rights arising from that change in defining instrument.

B, C, D, E

Not applicable

ITEM 15.	CONTROLS AND PROCEDURES

The Company is aware of the importance of maintaining controls and procedures and is continuously improving its controls and procedures. As the Company is not an accelerated filer under SEC definitions, beginning with the Company’s fiscal year ending December 31, 2007, Section 404 of the U.S. Sarbanes-Oxley Act 2002 (“Section 404”) will require the Company to include an internal control report from management with the annual report on Form 20-F. The internal control report must contain (1) a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting for the Company, (2) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of the Company’s internal controls over financial reporting, (3) management’s assessment of the effectiveness of the Company’s internal controls over financial reporting as of the end of the most recent fiscal year, including a statement as to whether or not the Company’s internal controls over financial reporting are effective and (4) from fiscal years ending on or after December 15, 2008 a statement that the Company’s independent auditors have issued an attestation report on management’s assessment of the internal controls over financial reporting and the effectiveness of those controls.

Evaluation of Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) as of December 31, 2006, have concluded that the Company’s disclosure controls and procedures were adequate and effective for recording, processing, summarizing and reporting the material information we are required to disclose in the reports we file or submit under the Exchange Act, within the time periods specified in the rules and forms of the SEC.

However in connection with the audit of the Company’s 2006 fiscal year consolidated financial statements the Company’s independent auditors notified the Company that they had identified an issue which constituted a weakness in relation to accounting for specific non routine transactions. This issue related to the application of specific technical accounting requirements and the work papers supporting the accounting treatment.

The weakness referred to above did not relate to fraud and was fully addressed prior to completion of the financial statements presented in this Report. The Company has moved to remediate this weakness during 2007 through the following new and continued remediation:

•	recruitment of an additional experienced accountant to supplement existing staff; and

•	clearly defining the roles and responsibilities of the internal accounting staff; and

•

engagement of external accounting advisors to inform the company of developments in accounting standards and to provide assistance on the application of specific technical requirements where necessary; and

•	training of staff to address the lack of sufficient knowledge and experience among the internal personnel regarding the application of specific technical requirements.

As required by Section 302(a) of the Sarbanes-Oxley Act of 2002, the Company’s Chief Executive Officer and Chief Financial Officer are required to make certifications related to the information in this Report. As part of such certification, the Chief Executive Officer and Chief Financial Officer must certify that they are responsible for establishing and maintaining disclosure controls and procedures to ensure that material information with respect to the Company is made known to them and that they have evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2006. Disclosure controls and procedures are intended to ensure that information required to be disclosed by the Company in its annual report is recorded, processed, summarized and reported within the time periods required. The Company has adopted or formalized such controls and procedures as it believes are necessary and consistent with its business and internal management and supervisory practices.

Completed Remediation Action to Address 2005 Material Weaknesses

In connection with the audit of the Company’s 2005 fiscal year financial statements the Company’s independent auditors notified the Company that they had identified two issues which constitute material weaknesses. These material weaknesses comprised:

•	inadequate controls over the cut off processes, resulting in a number of post-closing adjustments; and,

•	application of full cost accounting principles, resulting in post-closing adjustments.

In addition, in the course of preparing the Canadian to United States GAAP reconciliation the Company became aware that at 31 December 2005 it had not correctly accounted for stock compensation expense under Canadian GAAP. The error arose as a result of an interpretation of stock based accounting standards such that a stock option grant made in February 2006, which was disclosed in the Canadian GAAP financial statements by way of a note, should have been accounted for as an adjustable subsequent event. Accordingly, the December 2005 financial statements prepared under Canadian GAAP have been restated to account for this.

Under the supervision of the Board of Directors, the Company continues to work towards remediating the material weakness identified during 2005, through a combination of the following initiatives:

•	appointment of two directors new to the Company with extensive experience in the oil and gas exploration industry and oversight roles;

•	improving the integration and use of the accounting system to capture data in a timely manner;

•	recruitment of an additional experienced accountant to assist in the development of accounting processes and reporting;

•	clearly defining the roles and responsibilities of the internal accounting staff and,

•	training of staff to address knowledge and information gaps.

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

The Board has determined that Mr. Newman is independent. Although, Mr. Newman also serves as a director and Chairman of Infratil Limited, the parent company of Infratil Gas Limited, a greater than 10% shareholder of the Company, and as chairman of the Company is deemed to be an executive officer of the Company under Canadian rules, he is not employed by Infratil or the Company, is remunerated only in his capacity as a director of each company, and serves as chairman in a part-time capacity of both companies. Under both US and Canadian rules, he does not, by virtue of such relationships alone, lose his status as an independent director, and the Board has determined that he does not have any other “material relationship with the Company which might interfere with the exercise of his independent judgement”. Therefore, in accordance with the independent director requirements of Section 121A of the AMEX Company Guide and Rule 10A-3 of the Securities Exchange Act of 1934, Mr. Newman meets the standard for independence as a member of the Board of Directors and as a member of the Audit Committee. However, to comply with the spirit of NZSX Rules, he is treated by the Company as not independent for the purposes of audit committee membership, and an additional independent audit committee member (Dr. Ellenor) was appointed from January 24, 2006.

ITEM 16B.	CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Chief Executive Officer and the Chief Financial Officer, as well as to all other staff. The Code of Ethics was amended by the inclusion of a number of more specific requirements in December 2006. The Company has made available its code of ethics on its website, www.austral-pacific.com and has filed it on the Canadian securities regulatory administrators’ website www.sedar.com. The Code of Ethics is also filed as an exhibit to this annual report as Exhibit 11.1.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Service	For the fiscal year ended December 31, 2006	For the fiscal year ended December 31, 2005

Audit Fees	$261,797	$259,972
Audit Related Services	$15,560	$23,204
Tax Fees	$38,870	Nil
All Other Fees	Nil	Nil

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

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning provided by the Company’s external auditor.

Pre-Approval Policies and Procedures

It is within the mandate of the Company’s Audit Committee to approve all audit and other non-audit related fees paid to the independent auditor. The auditors present the estimate for the annual audit related services to the Committee for approval prior to undertaking the annual audit of the financial statements, and for all other services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

ITEM 18.	FINANCIAL STATEMENTS

Not applicable

ITEM 19.	EXHIBITS

List of Exhibits

Exhibit Reference	Document	Date	Parties	Reference

1.1	Certificate of Continuance of the Company	Oct 16, 2006		(5)
1.2	Notice of Articles	Oct 16, 2006		(5)
1.3	Articles of the Company	Oct 16, 2006		(5)
2.1.1	US$ Cash Advance Agreement	Dec 21, 2006	Investec Bank (Australia) Ltd; various Austral companies	(7)
2.1.2	Warrant Agreement	Dec 21, 2006	Investec Bank(Australia) Ltd; Austral	(7)
4.1	Form of Stock Option Agreement	Oct 15, 2002	various employees, directors, and consultants; Austral	(2)
4.2.1	Gas Pre-payment and Option Agreement	Apr 2, 2003	NGC Energy; Austral	(1)
4.2.2	Gas Pre-Payment and Sale Agreement	Feb 4, 2004	NGC Energy International Resource Management Corporation (IRM)	(7)
4.2.3	Asset Sale Agreement	Oct 23, 2005	International Resource Management Corporation (IRM) Arrowhead Energy Ltd	(7)
4.3	Stock Option Plan	Mar 3, 2006		(4)

Exhibit Reference	Document	Date	Parties	Reference

4.4.1	Form of Unit Subscription Agreement	Oct 18, 2006	Austral and various purchasers of the Units	(7)
4.4.2	Form of Unit Subscription Agreement	Mar 30, 2007	Austral and various purchasers of the Units	(7)
4.5.1	Settlement Agreement	Dec 30, 2005	DJ Bennett; Austral	(3)
4.5.2	Variation of Settlement Agreement	Feb 2, 2006	DJ Bennett; Austral	(3)
4.6	Share Sale Agreement	Oct 18, 2006	Shareholders of Arrowhead Energy Ltd; Austral Pacific Energy (NZ) Ltd	(7)
4.7.1	Offer of Employment	Apr 23, 2007	Austral; T B Jewell	(7)
4.7.2	Variation to offer of employment	May 24, 2007	Austral; T B Jewell	(7)
8	List of Subsidiaries of the Company	May 31, 2007		(7)
11	Code of Ethics	Dec 19, 2006		(7)
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002			(7)
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002			(7)
13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002			(7)
13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002			(7)
15.1	Evaluation of the Petroleum & Natural Gas Reserves of Austral Pacific Energy Ltd	Dec 31, 2006	Sproule International Limited	(6)

(1)	Incorporated by reference as previously included in our Form 20-F filed for the year ended December 31, 2004.

(2)	Incorporated by reference as previously included in our Form 20-F filed for the year ended December 31, 2002.

(3)	Incorporated by reference as previously included in our Form 20-F filed for the year ended December 31, 2005.

(4)	Incorporated by reference as previously included in our Form 20-F filed for the year ended December 31, 2003.

(5)	Incorporated by reference as previously included in a Form 6-K filed October 26, 2006.

(6)	Incorporated by reference as previously included in a Form 6-K filed April 3, 2007.

(7)	Filed as an exhibit to this Annual Report on Form 20-F.

SIGNATURES

The Company certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

AUSTRAL PACIFIC ENERGY LTD.

Date: June 13, 2007	By:	“T Jewell

	Name:	Thompson Jewell

	Title:	Chief Executive Officer, President

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Austral Pacific Energy Ltd:

We have audited the accompanying consolidated balance sheets of Austral Pacific Energy Ltd. as of December 31, 2006 and 2005, and the related consolidated statements of operations and deficit, cash flows, and changes in stockholders’ equity for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further described in Note 4 to the consolidated financial statements, the Company changed its method of accounting for oil and gas properties in 2006. The consolidated financial statements for 2005 and 2004 have been restated for the retrospective application of this change in accounting method.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Austral Pacific Energy Ltd. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with generally accepted accounting principles in Canada.

Accounting principles generally accepted in Canada vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 27 to the consolidated financial statements.

Wellington, New Zealand

March 16, 2007, except as to note 2, which is as of June 13, 2007.

AUSTRAL PACIFIC ENERGY LTD.

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)

DECEMBER 31, 2006

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars)

As at December 31	2006 $	2005 $ (restated) (1)

Assets

Current
Cash and cash equivalents (Note 6)	7,144,943	15,339,906
Accounts receivable (Note 10)	1,418,071	746,165
Financial Instruments (Note 21)	210,416	—
Inventory (Note 11)	475,280	474,777
Prepaid expenses and deposits	500,572	217,910

	9,749,282	16,778,758

Non-current
Restricted cash (Note 6 and 20)	3,000,000	—
Investments (Note 12)	136,528	83,612
Held for sale asset (Note 7)	235,353	—
Property and equipment (Note 7)	20,853,539	3,513,535
Goodwill (Note 5 and Note 8)	2,018,969	—

Total Assets	35,993,671	20,375,905

Liabilities

Current
Accounts payable and accrued liabilities (Note 10)	3,839,736	1,941,606
Financial instruments (Note 21)	75,781	—
Current portion of Long Term Debt (Note 20)	6,266,944	—
Prepaid gas revenue (Note 19)	1,047,108	—

	11,229,569	1,941,606

Non-current
Financial instruments (Note 21)	590,320	—
Deferred taxation provision (Note 5)	2,018,969	—
Prepaid gas revenue (Note 19)	2,330,660	1,255,796
Asset retirement obligations (Note 9)	1,065,559	337,075
Long Term Debt (Note 20)	6,662,834	—

Total Liabilities	23,897,911	3,534,477

Stockholders’ Equity
Common stock without par value (Note 15);
unlimited number of shares authorized;
Issued and outstanding 27,764,287 shares	50,045,527	43,499,296
Contributed surplus	1,545,218	1,023,967
Share purchase warrants reserve (Note 15)	1,540,762	—
Accumulated other comprehensive income (Note 12)	52,916	—
Accumulated deficit	(41,088,663)	(27,681,835)

Total Stockholders’ Equity	12,095,760	16,841,428

Total Liabilities and Stockholders’ Equity	35,993,671	20,375,905

Commitments and Contingencies (Note 14)	Related Party Transactions (Note 13)
Subsequent Events (Note 25)	Ability to Continue As A Going Concern (Note 2)
(1) As restated (Note 4)
Approved by the Directors:

Director	Director

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Statements of Operations and Deficit
(Expressed in United States Dollars)

For the years ended December 31	2006 $	2005 $ (restated) (1)	2004 $ (restated) (1)

Production Income:
Oil and gas sales	911,931	1,779,454	212,458
Royalties	(40,899)	(74,930)	(15,040)

Net revenue	871,032	1,704,524	197,418

Expenses
General and administrative expense	(4,072,555)	(3,609,531)	(1,831,137)
Debt financing expenses	(12,271)	—	—
Foreign exchange (loss)/gain	(1,973,650)	(791,234)	197,858
Derivative loss (Note 21)	(455,685)	—	—
Production costs	(485,447)	(848,174)	(67,543)
Depletion (Note 7)	(347,206)	(61,979)	(84,864)
Operating leases/rental expense	(103,526)	(44,008)	(37,553)
Amortization (Note 7)	(106,551)	(51,034)	(32,402)
Interest expense	(29,933)	(163)	(28,698)
Impairment of oil and gas properties (Note 7)	(8,171,981)	(3,703,774)	(4,197,820)

Total Expenses	(15,758,805)	(9,109,897)	(6,082,159)

Net loss for the year before other income	(14,887,773)	(7,405,373)	(5,884,741)

Other Income
Interest income	437,279	460,411	326,012
Joint venture recoveries	1,043,666	1,093,417	930,673
Miscellaneous revenue	—	83,612	—

Net loss for the year	(13,406,828)	(5,767,933)	(4,628,056)

Deficit, beginning of year	(27,681,835)	(21,913,902)	(17,285,846)

Deficit, end of year	(41,088,663)	(27,681,835)	(21,913,902)

Basic loss per share (Note 16)	(0.57)	(0.30)	(0.34)

Diluted loss per share (Note 16)	(0.57)	(0.30)	(0.34)

(1) As restated (Note 4)

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Statements of Changes in Stockholders’ Equity
(Expressed in United States Dollars)

			Contributed Surplus	Share Purchase Warrants Reserve	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders Equity
	Common Stock

	Shares	Amount $

Balance at January 1, 2004 (Restated(1))	7,739,324	20,478,365	417,392	—	—	(17,285,846)	3,609,911

Issuance of common shares for cash (Note 15(a))	4,000,000	5,217,992	—	—	—	—	5,217,992

Less deferred offering costs(Note 15(a)	—	(408,083)	—	—	—	—	(408,083)

Issuance of common shares in exchange for special class shares of subsidiary (Note 15(a))	1,111,123	943,525	—	—	—	—	943,525

Exercise of share purchase warrants for cash (Note 15(a))	4,235,052	5,719,941	—	—	—	—	5,719,941

Exercise of share purchase options (Note 15(a))	180,000	231,588	(44,088)	—	—	—	187,500

Convertible notes converted to shares (Note 15(a))	454,546	500,000	—	—	—	—	500,000

Stock option compensation	—	—	(11,450)	—	—	—	(11,450)

Net loss for the year	—	—	—	—	—	(4,628,056)	(4,628,056)

Balance at December 31, 2004 (Restated(1))	17,720,045	32,683,328	361,854	—	—	(21,913,902)	11,131,280

Issuance of common shares for cash (Note 15(a))	4,000,000	10,000,000	—	—	—	—	10,000,000

Less deferred offering costs (Note 15(a))	—	(448,371)	—	—	—	—	(448,371)

Exercise of share purchase warrants for cash (Note 15(a))	846,408	1,127,741	—	—	—	—	1,127,741

Exercise of share purchase options (Note 15(a))	100,000	136,598	(11,598)	—	—	—	125,000

Stock option compensation (Note 15(c), 27)	—	—	673,711	—	—	—	673,711

Net loss for the year (Note 27)	—	—	—	—	—	(5,767,933)	(5,767,933)

Balance at December 31, 2005 (Restated(1))	22,666,453	43,499,296	1,023,967	—	—	(27,681,835)	16,841,428

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Statements of Changes in Stockholders’ Equity
(Expressed in United States Dollars)

			Contributed Surplus	Share Purchase Warrants Reserve	Accumulated Other Comprehensive Income
	Common Stock						Total Stockholders Equity
						Accumulated Deficit
	Shares	Amount $

Issuance of common shares for cash (Note 15 (a))	5,007,000	6,509,100	—	—	—	—	6,509,100

Less deferred offering costs (Note 15(a))	—	(89,096)	—	—	—	—	(89,096)

Exercise of share purchase options (Note 15(a))	90,834	126,227	(12,684)	—	—	—	113,543

Stock option compensation (Note 15 (c))	—	—	533,935	—	—	—	533,935

Share purchase warrants reserve (Note 15 (d))	—	—	—	1,540,762	—	—	1,540,762

Accumulated other comprehensive income (Note 12)	—	—	—	—	52,916	—	52,916

Net loss for the year	—	—	—	—	—	(13,406,828)	(13,406,828)

Balance at December 31, 2006	27,764,287	50,045,527	1,545,218	1,540,762	52,916	(41,088,663)	12,095,760

          (1) As restated (Note 4)

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

For the years ended December 31	2006 $	2005 $ (restated) (1)	2004 $ (restated) (1)

Operating Activities

Net loss for the year	(13,406,828)	(5,767,933)	(4,628,056)
Adjustments to reconcile net loss to cash provided by operating activities:
Depletion	347,206	61,979	84,864
Write-off of oil and gas properties	8,171,981	3,703,774	4,197,820
Amortization	98,187	51,034	32,402
Net derivative loss	455,685	—	—
Stock option compensation (Note 27)	533,935	673,711	(11,450)
Net unrealized foreign exchange (gain)/loss	1,973,650	(394,563)	191,378
Change in non-cash working capital	396,806	739,386	67,977

	(1,429,378)	(932,612)	(65,065)

Financing Activities
Share issues	6,533,547	10,803,109	11,125,433
Proceeds from debt	14,470,540	—	—
Issuance of convertible notes	—	—	500,000

	21,004,087	10,803,109	11,625,433

Investing Activities
Purchase of property and equipment	(486,890)	(430,223)	(162,894)
Purchase of investments	—	(83,612)	—
Oil and gas properties	(13,624,178)	(6,119,897)	(2,395,754)
Acquisition of subsidiary (Note 5)	(12,081,662)	—	—
Change in non-cash working capital	1,444,212	588,383	90,354
Restricted cash (Note 6)	(3,000,000)	—	—

	(27,748,518)	(6,045,349)	(2,468,294)

Net (decrease)/increase in cash and cash equivalents during the year	(8,173,809)	3,825,148	9,092,074
Effect of exchange rate fluctuations on cash and short-term deposits	(21,154)	326,834	(138,437)

Cash and cash equivalents, beginning of year	15,339,906	11,187,924	2,234,287

Cash and cash equivalents, end of year	7,144,943	15,339,906	11,187,924

Supplemental Cash Flow Information

Interest paid	29,933	163	28,698

(1) As restated (Note 4)

See accompanying notes to the consolidated financial statements

NOTE 1 - NATURE OF OPERATIONS

On October 16th, 2006 the Company completed its migration of place of incorporation to British Columbia under the Business Corporations Act (British Columbia). Previously the Company was incorporated in the Yukon Territory under the Business Corporations Act (Yukon).

The accompanying consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business (Refer Note 2). The Company is primarily engaged in the acquisition, exploration, appraisal and development of oil and gas properties in New Zealand and Papua New Guinea.

NOTE 2 – LIQUIDITY AND BASIS OF PRESENTATION

As at December 31, 2006, the Company had a working capital deficit of $ 1,480,287, an accumulated deficit of $41,088,663, has continued to incur net losses and has been unable to generate positive net cash flows from operations. These conditions and factors raise significant doubt about the Company’s ability to continue as a going concern for a reasonable period of time. The Company’s ability to meet its obligations and continue as a going concern is dependent upon its ability to obtain additional sources of liquidity, the discovery, development or sale of oil and gas reserves and achievement of profitable operations. Management’s plans to meet its anticipated working capital and capital expenditure needs and its current obligations are to raise funds through additional equity or debt private placements, farm-outs of mineral properties and through the development of proven reserves. As of March 31, 2007, the Company continued to have a working capital deficit and incur net losses. However, the Company was able to generate positive net cash flows from operations of $3,619,979 (unaudited). Also, on May 16, 2007, the Company raised approximately $3.2 million through the private placement of 2.5 million additional common shares. Further, management expects that the Cheal field will go into full production in the third quarter of 2007 and that the cash flows generated from this will be used to further meet the Company’s current obligations and anticipated working capital and capital expenditure requirements. Therefore, management believes that the Company will be able to continue as a going concern for a reasonable period time.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on the basis that the Company will be able to continue as a going concern for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, the consolidated financial statements do not reflect any adjustments in the carrying values of the assets and liabilities, the reported expenses, and the balance sheet classifications used that would be necessary if the Company were unable to continue as going concern. Such adjustments could be material.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Material differences between Canadian and New Zealand generally accepted accounting principles which affect the Company are referred to in Note 26.

b)	Basis of Consolidation

These consolidated financial statements include the accounts of Austral Pacific Energy Ltd. and its wholly-owned subsidiaries: Indo-Pacific Energy Australia Pty Limited, Odyssey International Pty Limited, Trans-Orient Petroleum (Aust) Pty Limited, ZOCA 96-16 Pty Limited, Indo-Pacific Energy (PNG) Limited (amalgamated with Trans-Orient Petroleum (PNG) Limited during 2004), Trans-Orient Petroleum (PNG)

Limited (subsequently renamed to Austral Pacific Energy (PNG) Ltd), Source Rock Holdings Limited, Austral Pacific Energy (NZ) Limited, Rata Energy Limited, Millennium Oil & Gas Limited, Ngatoro Energy Limited (liquidated October 2004), Totara Energy Limited, Kanuka Energy Limited (registered November 25, 2004) and Arrowhead Energy Ltd from the date of acquisition (December 22, 2006). All significant inter-company balances and transactions have been eliminated upon consolidation. All subsidiaries have the same balance date as the parent entity.

Austral Pacific Energy Ltd has one associate, Coral Sea Drilling Ltd (35% ownership). Results of associates are equity-accounted where significant.

c)	Joint Operations

Substantially all of the Company’s upstream exploration and development activities are conducted jointly with third parties and accordingly these financial statements reflect only the Company’s proportionate share of assets, liabilities, revenues, expenses and cash flows from these activities.

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

Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are carried at cost which approximates fair value due to the short-term maturity of these instruments. Unless otherwise noted the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of long tem debt is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at 31 December 2006.

The Company may use derivative financial instruments to manage its exposure to market risks resulting from fluctuations in foreign exchange rates, interest rates and commodity prices. These derivative financial instruments are not used for speculative purposes and are not held for trading purposes. A system of controls is maintained that includes a policy covering the authorisation, reporting and monitoring of derivative activity.

Derivative instruments that are not designated as hedges for accounting purposes are recorded on the Consolidated Balance Sheets at fair value with the resultant net gain or loss recognised in the Consolidated Statements of Operations and Deficit in the current period. The fair value of derivative instruments is based upon a discounted cash flow analysis valuation or option pricing model at the balance date. The forward price curve of oil is used as an underlying input in the valuation process.

f)	Cash and Cash Equivalents

Cash and cash equivalents include government treasury bills and bankers’ acceptances with original maturities of three months or less, together with accrued interest. Restricted cash is excluded from cash and cash equivalents.

g)	Plant and Equipment

Plant and equipment consists of furniture and office equipment and the Company’s share of joint venture plant and equipment. The furniture and office equipment are recorded at cost and amortized over their estimated useful lives on a straight-line basis at annual rates of 5% to 33 1/3%. The Company’s share of the joint venture assets is recorded at cost and are amortized over the asset’s useful production life.

h)	Oil and Gas Properties

The Company uses the successful efforts method of accounting for oil and gas producing activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves, to drill and equip development wells and related asset retirement costs are capitalized. Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs, and costs of carrying and retaining unproved properties are expensed.

Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. Other unproved properties are amortized based on the Company’s experience of successful drilling and average holding period. Capitalized costs of producing oil and gas properties, after considering estimated residual salvage values, are depreciated and depleted by the unit-of-production method. Support equipment and other property and equipment are depreciated over their estimated useful lives.

On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On the retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation, depletion, and amortization with a resulting gain or loss recognized in income.

On the sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

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

Sales of oil and gas are recognized in the period in which the product is delivered to the customer. Proceeds received under gas prepayment agreements are recorded as a liability. The liability is reduced by gas sold and delivered under gas sale arrangements.

l)	Per Share Amounts

Basic per share amounts are calculated by dividing the net income or loss by the weighted average shares outstanding during the reporting period. Diluted per share amounts are calculated similar to basic per share amounts except that the weighted average shares outstanding are increased to include additional in-the-money shares from the assumed exercise of stock options and share purchase warrants, if dilutive. The number of outstanding shares would be calculated by assuming that the outstanding stock options and share purchase warrants were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

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

The Company recognizes the estimated fair value of legal obligations associated with the retirement of petroleum and natural gas properties in the period in which they are incurred. The obligation is recorded as a liability with a corresponding increase in the carrying amount of the petroleum and natural gas properties. The incremental capitalized amount will be depleted on a unit-of-production basis over the life of the proved reserves of each property. The obligation is increased each period, or accretes, due to the passage of time and is recorded in the Statement of Operations and Deficit. Revisions to the estimated fair value would result in an adjustment to the obligation and carrying amount of the oil and gas properties.

o)	Investments

Long term investments are valued at fair value. An impairment test is conducted on an annual basis and any impairment is recognised in the Statement of Operations and Deficit. Any increase in value is recorded as “Other comprehensive income” within Stockholders Equity.

p)	Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation. (Refer Note 3 q) and Note 4)

q)	Changes in Accounting Policy

The Company has retroactively changed its method of accounting for oil and gas properties from the ‘full cost’ method to the ‘successful efforts’ method. (Refer Note 3(h) and 4). In applying this change the Company has applied:

	-	CICA HB section 1506 – “Accounting changes”

The Company has prospectively adopted, effective January 1, 2006, the following:

	-	CICA section 3855 “Financial instruments – Recognition and measurement”

	-	CICA section 3861 “Financial instruments – Disclosure and presentation”

	-	CICA HB section 1530 “Comprehensive income”

	-	CICA HB section 3251 “Equity”

	-	CICA HB section 3865 “Hedges”

There have been no other changes in accounting policies applied during the year ended December 31, 2006, 2005 and 2004.

r)	Acquisitions

Acquisitions are accounted for using the purchase method.

Where an entity becomes part of the Company during the year, the results of the entity are included in the consolidated results from the date that control or significant influence commenced. When an entity is acquired all identifiable assets and liabilities are recognized at their fair value at acquisition date. The fair value does not take into consideration any future intentions by the Company.

s)	Goodwill

All business combinations are accounted for using the purchase method. Goodwill is recognized on acquisitions of subsidiaries or purchase of business assets and represents the excess of the acquisition cost over the fair value of the acquired net assets. It is stated at cost less accumulated impairment losses and tested annually for impairment.

NOTE 4 – CHANGE IN ACCOUNTING POLICY

The Company voluntarily changed its method of accounting for oil and gas properties from the ‘full cost’ method to the ‘successful efforts’ method. The change in accounting policy has been applied retroactively and prior years figures have been restated. The effect of this change on previous financial statements is as follows:

	December 31, 2005		December 31 2004
	Previously Reported	Restated	Previously Reported	Restated

Statement of Operations
Net loss before depletion and impairment of oil and gas properties	2,002,180	2,002,180	345,372	345,372
Depletion	365,241	61,979	85,550	84,864
Impairment of oil and gas properties	438,263	3,703,774	5,287,611	4,197,820
Net Loss	2,805,684	5,767,933	5,718,533	4,628,056

Consolidated Balance Sheets
Capitalized oil and gas properties	10,804,688	2,973,531	5,488,295	619,387

Statement of Deficit

Opening accumulated deficit	17,044,994	21,913,902	11,326,461	17,285,846

Depletion	365,241	61,979	85,550	84,864

Impairment of oil and gas properties	438,263	3,703,774	5,287,611	4,197,820

Closing accumulated deficit	19,850,678	27,681,835	17,044,994	21,913,902

NOTE 5 – ACQUISITION OF ARROWHEAD ENERGY LTD

On December 22, 2006 the Company completed the acquisition of the issued and outstanding shares of Arrowhead Energy Ltd. The acquisition was accounted for by the purchase method and total consideration of NZ$17,137,109 (US$12,081,662) including costs, was allocated to assets and liabilities as follows:

Total purchase price including acquisition costs	12,081,662

Oil and gas properties	14,337,756
Prepaid gas agreement (Refer Note 19)	(2,078,901)
Asset retirement obligations	(184,977)
Working capital	7,784

12,081,662
Deferred taxation liabilities	(2,018,969)

10,062,693
Goodwill	2,018,969

12,081,662

The Company received the benefit of Arrowhead Energy Ltd’s share of Cheal revenue, and was responsible for Arrowhead Energy Ltd’s share of costs, from the date of acquisition. These revenues and expenses were not significant for the year ended 31 December 2006. Fair value of the oil and gas properties has been determined by assessing the expected future cash flows of this asset. The fair value of the other assets and liabilities has been accepted as their carrying value at the date of the acquisition.

NOTE 6 – CASH AND CASH EQUIVALENTS

The Company considers deposits in banks, funds held in trust accounts and certificates of deposit with maturities of three months or less as cash or cash equivalents. The components of cash and cash equivalents are as follows:

	December 31, 2006	December 31, 2005
Cash on Deposit	$	$

New Zealand Dollars	3,251,980	490,312
U.S. Dollars	3,878,508	14,815,778
Canadian Dollars	—	20,930
PNG Kina	14,455	10,023
Australian Dollars	—	2,863

	7,144,943	15,339,906

At balance sheet date, total cash of $3,027,532 (2005: $438,080) is held by joint ventures. The Company does not maintain direct control of this cash as it is controlled by the joint venture operators.

The U.S. dollar balance excludes $3,000,000 (2005: nil) cash that has restricted access under the terms of the Project Loan facility (refer Note 20).

NOTE 7 - PROPERTY AND EQUIPMENT

2006	Net Book Value at December 31, 2005	Additions/Transfers During the Year	Amortization/ Depletion and Write Downs During the Year	Net Book Value at December 31, 2006

Furniture and office equipment	139,234	226,419	(91,729)	273,924
Share of joint venture assets	400,770	33,483	(14,822)	419,431

	540,004	259,902	(106,551)	693,355

Proved:
New Zealand	1,038,198	19,565,262	(443,276)	20,160,184

Total Proved	1,038,198	19,565,262	(443,276)	20,160,184

Unproved:
New Zealand	1,935,333	3,201,482	(5,136,815)	—
Papua New Guinea	—	2,939,096	(2,939,096)	—

Total unproved	1,935,333	6,140,578	(8,075,911)	—

Total property and equipment	3,513,535	25,965,742	(8,625,738)	20,853,539

During the year the Company capitalized $234,416 (2005: $348,691) of overhead charges relating directly to its exploration and development activities.

Included in amortization/depletion and write downs for furniture and office equipment is a loss on sale of fixed assets of $8,357 (2005: nil).

2005 (Restated(1))	Net Book Value at December 31,	Additions/Transfers During the Year	Amortization/ Depletion and Write Downs During the Year	Net Book Value at December 31, 2005

Furniture and office equipment	60,502	129,766	(51,034)	139,234
Share of joint venture assets	100,313	300,457	—	400,770

	160,815	430,223	(51,034)	540,004

Proved:
New Zealand (2)	—	1,100,177	(61,979)	1,038,198

Total Proved	—	1,100,177	(61,979)	1,038,198

Unproved:
New Zealand	619,387	4,925,982	(3,610,036)	1,935,333
Australia (3)	—	12,745	(12,745)	—
Papua New Guinea	—	80,993	(80,993)	—

Total unproved	619,387	5,019,720	(3,703,774)	1,935,333

Total property and equipment	780,202	6,550,120	(3,816,787)	3,513,535

(1) As restated (refer Note 4).

(2) The Company transferred PEP 38738-01 to proven oil and gas properties effective April 30, 2005 following an independent assessment of reserves.

(3) The Company currently has no ongoing activities within Australia.

Held for sale asset

The Company is intending to sell its 35% share of its drilling rig and has therefore categorized the carrying cost as a non-current asset held for sale.

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

NOTE 8 – GOODWILL

	2006 $	2005 $

Opening net book value	—	—
Additions (Refer Note 5)	2,018,969	—

Closing net book value	2,018,969	—

NOTE 9 – ASSET RETIREMENT OBLIGATION

The Company has obligations to plug and abandon petroleum and natural gas wells at the end of their useful lives. The present value of these obligations have been projected based on an estimated future liability of $2.28 million (2005: $0.69 million) discounted using credit adjusted risk-free rates of 8.05% - 9.02%. The costs are expected to be incurred between 2008 and 2020. Throughout the year the Company re-estimated its obligations and decreased the present value of future liabilities by $0.01 million (2005: increase $0.11million). The movement in the provision is as follows:

	2006 $	2005 $

Obligations at beginning of year	337,075	156,575
Obligations incurred during the year	496,234	64,559
Obligations through acquisition (Refer Note 5)	184,977	—
Revision in estimated obligations	(10,405)	106,290
Accretion expense	46,118	18,196
Foreign exchange movement	11,560	(8,545)

Obligations at end of year	1,065,559	337,075

NOTE 10 – ACCOUNTS RECEIVABLE/PAYABLE

Total accounts receivable comprises the following categories:

	2006 $	2005 $

Trade receivables	755,909	608,529
Joint venture receivables	662,162	137,636

	1,418,071	746,165

Total accounts payable comprises the following categories:

	2006 $	2005 $

Trade payables	841,394	574,107
Joint venture payables	2,998,342	1,367,499

	3,839,736	1,941,606

NOTE 11 – INVENTORY

Total inventory comprises the following categories:

	2006 $	2005 $

Product inventory	—	5,010
Share of joint venture inventory	475,280	469,767

	475,280	474,777

During the year the Company has written off $100,000 (2005: nil) to recognize inventory at its net realizable value.

NOTE 12 – INVESTMENTS

The Company owns 1,495,660 shares (2005: 180,200) (approximately 0.4% of issued shares) in Rift Oil PLC, a company listed on the AIM stock exchange. As at December 31, 2006 and in accordance with CICA 3855, the shares are recorded at the market value of $136,528 – an increase of $52,916 since December 31, 2005.

NOTE 13 – RELATED PARTY TRANSACTIONS

Directors received a total remuneration of $124,000 during 2006 (2005: $57,721; 2004:$58,954).

The Company paid a company that employs a Director, $1,500 during 2006 (2005:$18,000; 2004: $18,000) for financial services provided during the period prior to the resignation of the Director.

During 2006 the Company paid a law firm in which a former Director is a Partner, $42,538 (2005: $66,470; 2004: $81,771) for legal services (2005 and 2004: legal and directorial services).

During 2006, the Company also paid a Director $54,923 for consultancy services.

During 2005, the Company incurred $890,077 (2004: $223,373) in remuneration to the former Chief Executive Officer of the Company which included $580,727 in settlement of contractual obligations, including the fair value of share options agreement modifications approved as a part of the settlement. During 2006, the Company paid $25,221 (2005: $36,524; 2004: $37,553) in rent to a trust of which the former Chief Executive Officer of the Company is a trustee. The Company paid the former Chief Executive Officer and Director $95,695 for consultancy services provided during the period subsequent to the CEO’s resignation on 30 December 2005.

During 2005, $98,107 (2004: $128,474) was paid to a trust of which the former Chief Executive Officer of the Company is a trustee for services provided by the spouse of the former Chief Executive Officer of the Company in her role as a consultant to the Company (2004: Commercial Manager).

TAG Oil (NZ) Limited, a subsidiary of TAG Oil Ltd, which had a common director with the Company until January 2006, participates in certain oil and gas properties with the Company.

The Company farmed-out 65% of a Papua New Guinea permit, PPL 235, to Rift Oil PLC (“Rift”) which was negotiated while Rift was at arms-length to Austral. Austral’s former Commercial Manager and spouse of its former Chief Executive Officer, accepted employment as Chief Executive Officer of Rift and equity participation in Rift, effective January 29, 2005, followed by her resignation as an officer of the Company effective 31 January, 2005. A subsidiary of the Company owns 1,495,660 shares, approximately 0.4% of issued shares (2005: 180,200 shares, approximately 0.5% of issued shares) in Rift Oil PLC. The Company incurred $87,189 (2005: $5,110; 2004: Nil) in respect to consultancy services provided by Rift.

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the consideration established and agreed to by the related parties.

NOTE 14 - COMMITMENTS AND CONTINGENCIES

a)	Work Commitments

The Company participates in oil and gas exploration and development operations jointly with independent third and related parties and is contractually committed under agreements to complete certain exploration programs. The Company estimates that the total commitments under various agreements for the 2007 fiscal year are $28,074,460.

The Company’s commitments under licence obligations and other agreements are summarized as follows:

	Payments Due by Period (US$)

Contractual and Other Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 Years

Operating leases	637,054	132,118	248,961	236,849	19,126
Loan facility (1) (4)	17,636,449	7,526,084	10,110,365	—	—
Joint venture
commitments (2)	19,369,150	19,369,150	—	—	—
Other obligations (3)	3,377,768	1,047,108	1,629,940	598,434	102,286

Total contractual or Other obligations	41,020,421	28,074,460	11,989,266	835,283	121,412

(1)	Refer Note 20

(2)

The Joint venture commitments are in respect of its current year exploration permit obligations. The Company is committed to its share of current year exploration permit obligations to other joint venture participants and has a contractual obligation to various joint venture participants for these current year exploration permit obligations.

(3)	Other Obligations is in respect to prepaid gas revenue.

(4)	Balance consists of loan principal and interest

The Company’s share of commitments are as recorded on various licence documents, but the Company may meet these commitments by various means which could include: farm out of major expenditures, farm out interests in the respective licence, renegotiate terms of the licence or seek further investor funds to meet the commitments listed. In view of this the Company’s share of expenditure required to be funded will not necessarily be the full amount of the commitment listed above.

b)	Potential Legal Proceedings

A third party has claimed entitlement to purchase part of certain Company properties. The Company considers the claim to be without merit. No proceedings have been issued, and any proceedings would be vigorously defended. Accordingly the Company has made no provision for this claim at 31 December 2006.

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

e)	Foreign Exchange and Interest Rate Risks

The Company does not currently hedge its exposure to currency or interest rate changes which may have an adverse impact on the operations of the Company.

NOTE 15 – STOCKHOLDERS EQUITY

a)	Authorized and Issued Share Capital

The authorized share capital of the Company is an unlimited number of shares of common stock without par value.

Issued and fully paid:	Number Of Shares	Amount $

Balance at December 31, 2004	17,720,045	32,683,328

Issued during 2005	4,946,408	10,815,968

Balance at December 31, 2005	22,666,453	43,499,296

Issued during 2006	5,097,834	6,546,231

Balance at December 31, 2006	27,764,287	50,045,527

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

During 2004 the special class shareholders in one of the Company’s New Zealand subsidiaries also converted their special class shares into 1,111,123 units in the Company.Each unit was comprised of a common share and a one-year half share purchase warrant exercisable at NZ$1.85 on or before January 5, 2005. Each warrant entitles the holder to purchase one common share of the Company. During 2005 the final 264,820 warrants were exercised.

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

During 2005, 4,000,000 units at $2.50 were issued by the Company for net proceeds of $9,551,629 under a private placement. Each unit entitled the holder to one common share and one-half of one common share purchase warrant. Each whole warrant was exercisable to acquire one additional common share at $3.50 until October 13, 2006. The Company had the right to accelerate exercise of the warrants if at any time after February 13, 2006 the closing price of the common shares of the Company was greater than or equal to $4.50 on any stock exchange or other quotation service on which it is listed for any 10 consecutive trading days. All warrants expired unexercised in October 2006.

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

During 2006 the Company issued 5,007,000 common shares for proceeds of $6,509,100. Private placement expenses of $89,096 were deducted from common stock.

For the period ending 31 December, 2006 the Company received $113,543 from the exercise of 90,834 share options and transferred $12,684 from contributed surplus to common stock in respect of the past compensation costs relating to these options.

b)	Incentive Stock Options

The Company has established a stock option plan for the granting of options to employees and service providers. Under the stock option plan the number of shares reserved for issuance as share incentive options will be equal to 10% of the Company’s issued and outstanding shares at any time. The plan was approved by shareholders on May 2, 2006 at the annual general meeting of the shareholders, and accepted by the TSX-V. As at 31 December 2006, no options have been issued under the new stock option plan.

The following stock options were outstanding at December 31, 2006:

Number of Shares	Type of Option	Date Fully Vested	Number December 31, 2006	Exercise Price Price per Share	Expiry Date

750,000	Vesting	February 2, 2006	750,000	$1.20	February 2, 2008
30,000	Vesting	April 15, 2004	30,000	$1.25	October 15, 2007
12,500	Vesting	April 15, 2005	12,500	$1.25	October 15, 2008
33,334	Vesting	July 25, 2006	33,334	$2.75	July 25, 2010
33,333	Vesting	July 25, 2007	—	$2.75	July 25, 2010
33,333	Vesting	July 25, 2008	—	$2.75	July 25, 2010
68,000	Vesting	December 1, 2006	68,000	$1.90	December 1, 2010
66,000	Vesting	December 1, 2007	—	$1.90	December 1, 2010
66,000	Vesting	December 1, 2008	—	$1.90	December 1, 2010
40,000	Vesting	January 1, 2007	—	$1.80	January 1, 2011
40,000	Vesting	January 1, 2008	—	$2.00	January 1, 2011
40,000	Vesting	January 1, 2009	—	$2.50	January 1, 2011
200,000	Vesting	January 31, 2007	—	$1.50	January 31, 2011
100,000	Vesting	January 31, 2008	—	$2.00	January 31, 2011
100,000	Vesting	January 31, 2009	—	$2.50	January 31, 2011
3,334	Vesting	February 2, 2007	—	$1.90	February 2, 2011
3,333	Vesting	February 2, 2008	—	$1.90	February 2, 2011
3,333	Vesting	February 2, 2009	—	$1.90	February 2, 2011

1,622,500			893,834

The weighted average exercise price for options outstanding at December 31, 2006 is $1.62 (December 31, 2005: $1.46). During 2006, 90,834 options were exercised at an average exercise price of $1.25. (2005: 100,000 - average price $1.25).

The weighted average exercise price for options fully vested at December 31, 2006 is $1.31 (December 31, 2005: $1.13).

A summary of stock option activities for the years presented is as follows:

Description Of Activity	Number Of Options	Exercise Price per Option

Outstanding at December 31, 2004	1,175,000	$1.00 - $1.25
Granted in 2005: vesting	34,000	$2.75
Granted in 2005: vesting	33,000	$3.75
Granted in 2005: vesting	33,000	$4.75
Granted in 2005: vesting	100,000	$2.75
Granted in 2005: vesting	200,000	$1.90
Exercised in 2005: vesting (converted)	(100,000)	$1.25

Outstanding at December 31, 2005	1,475,000	$1.00 - $4.75
Granted in 2006: vesting	1,280,000	$1.20 - $2.50
Cancelled in 2006: vesting	(900,000)	$1.00 - $1.10
Exercised in 2006: vesting (converted)	(90,834)	$1.25
Expired and forfeited in 2006: vesting	(141,666)	$1.25 - $4.75

Outstanding at December 31, 2006	1,622,500	$1.20 - $2.75

c)	Stock Based Compensation

Stock option compensation expense of $533,935 has been recognized for 2006 (2005: $673,711 expense and 2004: $11,450 recovery). The fair value of each stock option grant on the date of grant was estimated using the Black-Scholes option-pricing model, amortized over the vesting period using the following assumptions:

	2006	2005
Expected dividend yield	0.00%	0.00%
Expected price volatility	73.60% - 76.40%	30.40% - 83.80%
Risk-free interest rate	3.86%	3.43% - 3.87%
Expected life of option	2 years to 5 years	3 Years

          The weighted average fair value of the options granted in 2006 was $0.92 (2005: $1.32)

d)	Share Purchase Warrants

The following share purchase warrants to purchase shares of the Company are outstanding at December 31, 2006:

Number of Warrants	Exercise Price	Expiry Date

2,500,000	$2.11	December 21, 2008

          A summary of share purchase warrant activities for the years presented is as follows:

Description	Number	Exercise Price
Of Activity	of Warrants	per Warrant

Outstanding at December 31, 2004	861,908	$1.15, NZ$1.85 - 2.10
Exercised in 2005	(264,820)	NZ$1.85	(1)
Exercised in 2005	(354,315)	NZ$2.10	(1)
Exercised in 2005	(227,273)	$1.15
Granted in 2005	2,000,000	$3.50
Cancelled in 2005	(15,500)	NZ$2.10	(1)

Outstanding at December 31, 2005	2,000,000	$3.50
Cancelled in 2006	(2,000,000)	$3.50
Granted in 2006	2,500,000	$2.11	(2)

Outstanding at December 31, 2006	2,500,000	$2.11

(1)	Based on the foreign exchange rate at balance date warrants granted at NZ$2.10 equates to US$1.50 and warrants granted for NZ$1.85 equates to US$1.32.

(2)

Under the terms of the Facility Agreement proceeds from the exercise of the warrants is to be applied firstly in extinguishment of any balance outstanding under the Junior Tranche at the time of exercise (refer Note 20).

As part of the term facility (Refer note 20) 2,500,000 share purchase warrants were issued with an exercise price of $2.11. The fair value of these warrants was estimated at $1,676,000. This value, offset by the portion of debt raising expenses related to this, of $135,238, has been accounted for in the share purchase warrants reserve account.

Fair value is calculated using the Black-Scholes option-pricing model and the compensation cost is amortized over the vesting period.

NOTE 16 –LOSS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations for the period ending:

	For the years ended December 31
	2006	2005 (restated) (1)	2004 (restated) (1)

Numerator, net loss for the year	$(13,406,828)	$(5,767,933)	$(4,628,056)

Denominator:
Weighted-average number of shares – basic	23,327,042	19,489,336	13,627,617

Basic loss per share	$(0.57)	$(0.30)	$(0.34)

Denominator:
Weighted-average number of shares – diluted	23,327,042	19,489,336	13,627,617

Diluted loss per share	$(0.57)	$(0.30)	$(0.34)

(1)	As restated (refer Note 4)

Due to net losses incurred during 2006, 2005 and 2004 stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive. There were a total of 893,834 vested options outstanding at December 31, 2006. If exercised, these have the potential to dilute earnings of future periods.

NOTE 17 – ISSUE OF SPECIAL CLASS SHARES OF SUBSIDIARY

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

NOTE 18 - INCOME TAXES

No income taxes are currently payable by the Company in any of the jurisdictions in which it operates. A reconciliation between the tax cost, using the Canadian statutory income tax rate of 34.12% (2005: 37.12%; 2004: 37.12%) and the provision for income taxes is as follows:

For the years ended,	2006	2005 (restated) (1)	2004 (restated) (1)

Net loss for the year before tax	(13,406,828)	(5,767,933)	(4,628,056)

Benefit of tax at statutory rate	(4,574,410)	(2,141,057)	(1,717,934)
Foreign tax rate differential	132,705	166,205	90,692
Non-deductible stock based compensation expenditure/(recovery)	185,643	250,655	(4,176)
Other	771,337	47,592	5,194
Increase in valuation allowance	3,484,725	1,676,605	1,626,224

Income Tax Provision	—	—	—

(1)	As restated (Note 4)

In Canada the Company has net operating losses of approximately $5.26 million available for future reduction from taxable income derived in Canada, which expire as follows:

Net operating loss
2007	$245,658
2008	$331,924
2009	$347,617
2010	$605,451
2014	$951,770
2015	$1,196,579
2016	$1,577,464

$5,256,463

In addition, in Canada, at December 31, 2006, the Company has approximately $1.23 million of resource and other unused tax pools to offset future taxable income derived in Canada. The Company’s Canadian resource and other unused tax pools are available to the Company for an indefinite period. The Company also has losses and deductions of approximately $13.23 million available to offset future taxable income derived in New Zealand. The Company’s losses and deductions that are available to offset future taxable income derived in New Zealand are available to the Company for indefinite period, provided that the company maintains a 49% continuity of shareholding from the time that the losses and deductions are incurred until the point of offset against taxable income.

The components of the net future income tax asset at December 31, 2006 are summarized below:

	2006	2005 (restated) (1)

Future income tax assets:
Net operating loss carryforwards	$5,919,309	$6,279,599
Property and equipment	$1,896,532	$(65,786)
Resource tax pool	$503,038	$519,353
Share issuance costs	$171,805	$224,036
Asset retirement obligation	$351,634	$111,235

Total gross future income tax asset	$8,842,318	$7,068,437

Less: Valuation allowance	$(8,842,318)	$(7,068,437)

Net future income tax asset	$0	$0

Future income tax liabilities:
Arrowhead acquisition (Note 5)	$2,018,969	$0

Net future income tax liability	$2,018,969	$0

(1)	As restated (Note 4)

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

NOTE 19 – PREPAID GAS AGREEMENT

The Company is a party to two prepaid gas agreements, each with differing terms and obligations:

(a) On April 2, 2003, the Company entered into a gas prepayment agreement with a New Zealand company, whereby the issuer provided NZ$2,000,000 (approximately $1,438,000) to fund the Company’s ongoing exploration programs. This money was advanced on April 3, 2003, with the Company to deliver NZ$2,000,000 (approximately $1,438,000) of gas to the issuer, under contracts to be negotiated at then prevailing market rates. For each gas producing discovery the Company will negotiate in the first instance with the issuer, and if no contract is entered into within a certain time period after notification, the Company is free to seek other markets for the gas. A waiver of this obligation was obtained for New Zealand permit PEP 38738 Deep. If the amount is not discharged through gas sales to the issuer over a ten year period, it must either be repaid by the Company or may be converted into share equity in one of the Company’s New Zealand subsidiaries, Austral Pacific Energy (NZ) Limited. The prepayment is secured under a registered charge over Millennium Oil and Gas Ltd’s (a wholly-owned subsidiary of the Company) 25% interest in the Kahili joint venture PEP 38736 (now PMP 38153). This property has nil carrying value as at December 31, 2006.

In the event that insufficient gas is delivered to discharge the advance, and the Company elects to refund the advance, interest will be payable for the period on the outstanding balance at April 2, 2013, calculated at the average New Zealand bank bill rate.  As the outstanding balance refundable at April 2, 2013 can not be reliably estimated no interest has been accrued at balance date. As at December 31, 2006, the Company had delivered gas worth NZ$157,565.

(b) On February 4, 2004, Arrowhead Energy Ltd, a company acquired on December 22, 2006, entered into a gas prepayment agreement with a New Zealand company, whereby the issuer provided NZ$2,500,000 (approximately $1,700,000) to fund Arrowhead’s development programs. Arrowhead is obliged to deliver NZ$2,500,000 (approximately $1,700,000) of gas to the issuer, under the Kahili Gas Sales Agreement and, when negotiated, the Cheal Gas Sales Agreement. Under the terms of the gas prepayment agreement the issuer has exclusive rights to purchase all gas that Arrowhead is entitled to from the Kahili and Cheal gas fields, at the gas price determined within the Kahili Gas Sales Agreement. An amount of $324,300 has been included within the balance outstanding representing the amount by which the pricing formula under the prepaid gas agreement for Cheal gas is below that which would be expected to be achieved from an open market price.

The obligations of Arrowhead under the gas prepayment agreement survive the repayment of the advance. The gas prepayment agreement can only be terminated in certain circumstances and in the event of termination the outstanding amount of the advance is repayable without interest for a period of 14 days after which interest becomes payable on any balance of the advance not repaid. The prepayment is secured under a registered charge over Arrowhead Energy Ltd’s 33% interest in the Cheal joint venture PMP 38156 and its 25% interest in the Kahili joint venture PMP 38153 and supported by a guarantee of NZ$2,500,000 provided by Investec Bank (Australia) Ltd. As at December 31, 2006, Arrowhead Energy Ltd had delivered gas worth NZ$11,204.

The balances outstanding in respect to the prepaid gas agreements are denominated in New Zealand dollars therefore are subject to fluctuations as a consequence of changes in the US$:NZ$ exchange rate. The portion of the prepayments that are estimated to be satisfied by delivery of gas within the next twelve months have been classified as a current liability.

NOTE 20 – LONG TERM DEBT

In December 2006, Austral Pacific Energy (NZ) Limited, a wholly owned subsidiary, entered into a project loan facility for $23,000,000 with Investec Bank (Australia) Ltd and the first drawdown of $15,738,000 was made on December 22, 2006. Interest on the facility is variable based upon the London Interbank Offered Rate (‘LIBOR’) plus a margin dependent upon the tranche of the loan.

The facility is structured into three tranches:

(i)

$18,000,000 ‘Senior tranche’ The interest rate prior to project completion is LIBOR plus 2.00% (post completion LIBOR plus 1.75%). At December 31, 2006 a total drawdown of $10,738,000 had been made from the Senior tranche. Total drawdowns under the Senior tranche are restricted to $13,000,000 until the finalisation of certain project contracts.

(ii)	$5,000,000 ‘Junior tranche. The interest rate prior to project completion is LIBOR plus 4.00% (post completion LIBOR plus 3.5%).

(iii)	NZ$2,500,000 ‘Guarantee tranche’. The interest rate prior to project completion is 2.00% (post completion 1.75%)

The term of the facility is 4 years with principal repayments anticipated as follows:

	Senior Tranche	Junior Tranche

2007	$6,550,000	—
2008	$7,400,000	—
2009	$4,050,000	$1,000,000
2010	—	$4,000,000

	$18,000,000	$5,000,000

The Company has established a ‘Debt Service Reserve Account’ which has been funded with $3,000,000. Upon the Senior Tranche maturity date the balance in the account can be reduced to $1,500,000 with the $1,500,000 released being applied as a principal prepayment of the Junior Tranche. The remaining $1,500,000 will be applied in repayment of the Junior Tranche on the Junior Tranche maturity date.

The Guarantee Tranche matures on the earlier of the day on which the exposure under the Arrowhead Energy Ltd Prepaid Gas Agreements (refer Note19(b)) reduces to nil or the day on which the project loan facility is repaid.

As part of the term facility, 2,500,000 share purchase warrants were issued to the lender. The warrants have a life of 2 years from December 21, 2006 and an exercise price of $2.11. The fair value of the warrants was estimated at $1,676,000 and this is excluded from the non-current term liability balance in the Consolidated Balance Sheets.

Costs of $1,279,731 were incurred in relation to the financing. Of this amount, $135,238 was attributed to the equity related portion of the funding, $12,271 amortized in the current year, and the remainder of $1,132,222 included within the current and non-current term liability balance in the Consolidated Balance Sheets.

A summary of the accounting treatment of the debt raising is as follows:

	Current	Non-current	Total

Balance outstanding	$6,550,000	$9,188,000	$15,738,000

Fair value of warrants	—	$(1,676,000)	$(1,676,000)
Prepaid expenses	$(283,056)	$(849,166)	$(1,132,222)
Reported balance	$6,266,944	$6,662,834	$12,929,778

A product price hedging program (‘Risk Management Facility’) was entered into by the Company to mitigate its exposure to lower US dollar oil prices throughout the term of the facility. Full details of this are included in Note 21.

As at December 31, 2006 security for the facility has been given over all present and after-acquired property of the Group. Following the completion of certain events, security will be reduced to the interests of the Company within the Cheal project, the Cheal project documents, the Risk Management Facility, the Debt Service Reserve Account and the Proceeds Accounts.

Throughout the term of the project loan facility the Company must continue to meet certain covenants. As at December 31, 2006 the Company was in compliance with all covenants.

NOTE 21 – FINANCIAL INSTRUMENTS AND DERIVATIVES

The Company has entered into a series of put options and forward sales contracts for the future sale of crude oil produced from the Cheal field. The contracts were entered into in connection with the raising of long term debt (refer Note 20). As the put options and forward sales contracts hedge commodity price against the Brent Crude Futures Contract the Company has assessed the long term effectiveness of the forwards sales contracts as not being sufficiently effective to enable it to apply hedge accounting. As a consequence the $455,685 net reduction in the fair value of the derivative instruments has been recognised in the Statements of Operations and Deficit in the current period. The current portion of the change in fair value has been included within Accounts Receivable/Payable (refer Note 10).

The Company’s outstanding contracts for derivative instruments, and the related fair values at December 31st, 2006 were as follows:

	Quantity (barrels)	Maturity date	Average price US$ per bbl	Fair value at December 31, 2006

Crude oil put options	72,000	April 2007 – June 2007	64.00	210,416
Crude oil forward sales	417,600	July 2007 – December 2010	65.10	(666,101)

The loss is categorized by current $75,781 and non-current $590,320.

NOTE 22 – CONVERTIBLE NOTES

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

NOTE 23 - SEGMENT INFORMATION

The Company operates in one industry: petroleum exploration and production. It operates in several geographical regions, therefore information on country segments is provided as follows.

2006

	Canada	New Zealand	Australia	PNG	Total Company

Production Income:
Revenue	—	911,931	—	—	911,931
Royalty expenses	—	(40,899)	—	—	(40,899)

Net revenue	—	871,032	—	—	871,032

Interest income	980	436,299	—	—	437,279
Joint venture recoveries	—	1,043,666	—	—	1,043,666
Foreign exchange gain/(loss)	(2,071)	(1,822,823)	(81,321)	(67,436)	(1,973,650)
Unrealised gain on derivatives	—	(455,685)	—	—	(455,685)
Administrative expenses	(1,376,233)	(1,871,392)	(59,000)	(839,242)	(4,145,868)
Interest and accretion expense	—	(72,229)	—	(188)	(72,417)
Amortization expense	—	(92,874)	—	(13,677)	(106,551)
Production expenses	—	(485,447)	—	—	(485,447)
Depletion	—	(347,206)	—	—	(347,206)
Write-off of oil and gas properties	—	(5,232,887)	—	(2,939,094)	(8,171,981)

Net loss	(1,377,324)	(8,029,546)	(140,321)	(3,859,637)	(13,406,828)

Property and equipment	—	20,853,539	—	—	20,853,539
Current assets	1,602	12,552,132	—	195,548	12,749,282
Non-current assets	—	2,155,497	—	235,353	2,390,850

Total assets	1,602	35,561,168	—	430,901	35,993,671

Specific Items:
Purchase of property and equipment	—	259,902	—	—	259,202

2005 (Restated – refer Note 4)
	Canada	New Zealand	Australia	PNG	Total Company

Production Income:
Revenue	—	1,779,454	—	—	1,779,454
Royalty expenses	—	(74,930)	—	—	(74,930)

Net revenue	—	1,704,524	—	—	1,704,524

Interest income	6,113	450,077	—	4,221	460,411
Joint venture recoveries	—	1,093,417	—	—	1,093,417
Miscellaneous revenue	—	83,612	—	—	83,612
Foreign exchange gain	(10,794)	(641,463)	(69,527)	(69,450)	(791,234)
Administrative expenses	(1,716,156)	(1,748,721)	(12,199)	(158,267)	(3,635,343)
Interest and accretion expense	—	(18,359)	—	—	(18,359)
Amortization expense	—	(49,056)	—	(1,978)	(51,034)
Production expenses	—	(848,174)	—	—	(848,174)
Depletion	—	(61,979)	—	—	(61,979)
Write-off of oil and gas properties	—	(3,610,036)	(12,745)	(80,993)	(3,703,774)

Net loss	(1,720,837)	(3,646,158)	(94,471)	(306,467)	(5,767,933)

Property and equipment	—	3,481,259	—	32,276	3,513,535
Current assets	198,900	16,523,225	2,041	54,592	16,778,758
Non-current assets	—	83,612	—	—	83,612

Total assets	198,900	20,088,096	2,041	86,868	20,375,905

Specific Items:
Purchase of property and equipment	—	397,947	—	32,276	430,223

2004 (Restated – refer Note 4)

	Canada	New Zealand	Australia	PNG	Total Company

Production Income:
Revenue	—	212,458	—	—	212,458
Royalty expenses	—	(15,040)	—	—	(15,040)

Net revenue	—	197,418	—	—	197,418

Interest income	18,303	307,709	—	—	326,012
Joint venture recoveries	—	930,673	—	—	930,673
Foreign exchange gain	—	197,858	—	—	197,858
Administrative expenses	(542,372)	(1,296,014)	(14,885)	(15,419)	(1,868,690)
Interest expense	(28,698)	—	—	—	(28,698)
Amortization expense	—	(32,402)	—	—	(32,402)
Production expenses	—	(67,543)	—	—	(67,543)
Depletion	—	(84,864)	—	—	(84,864)
Write-off of oil and gas properties	—	(4,037,171)	(109,642)	(51,007)	(4,197,820)

Net loss	(552,767)	(3,884,336)	(124,527)	(66,426)	(4,628,056)

Property and equipment	—	780,202	—	—	780,202
Current assets	315,923	11,837,162	1,984	78,969	12,234,038

Total assets	315,923	12,617,364	1,984	78,969	13,014,240

Specific Items:
Purchase of property and equipment	—	162,894	—	—	162,894

NOTE 24 – SALES TO SIGNIFICANT CUSTOMERS

The Company made oil sales of $875,247 (2005: $1,769,421, 2004: $154,906) to Swift Energy (NZ) Limited during the year.

During 2006 the Company made no gas deliveries (2005: Nil) to Vector Gas Ltd under the prepaid gas agreements (refer to Note 19).

NOTE 25 - SUBSEQUENT EVENTS

The following events have occurred since 31 December 2006:

(a)	In February 2007 the Ratanui exploration well was plugged and abandoned.

(b)	On 1 March 2007 the former Chief Executive Officer of the Company David Bennett exercised 200,000 stock options at an exercise price of $1.20.

NOTE 26 - DIFFERENCES BETWEEN NEW ZEALAND AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

b) Financial Instruments

The Company has adopted CICA 3855 Financial Instruments- Recognition and Measurement effective 1 January 2006. CICA 3855 requires all financial instruments, including derivatives, to be included on the company’s balance sheet and measured either at fair value or, in limited circumstances when the fair value may not be considered most relevant, at cost or amortised cost.

For the purposes of NZ GAAP, there is no requirement to record the fair value of financial instruments. The company has elected to adopt NZ IAS 39 Financial instruments: Recognition and Measurement from 1 January 2006 consistent with the adoption of the fair value method under Canadian GAAP. The adoption of NZ IAS 39 eliminates a reconciling difference between NZ and Canadian GAAP relating to the recognition and measurement of financial instruments.

c) Cash Flows from operating activities.

The Statement of Cash Flows is presented in Canadian GAAP using the indirect method. The Statement of Cash Flows under NZ GAAP requires the direct method to be used. Cash Flows for operating activities under the direct method are as follows:

For the years ended December 31	2006	2005	2004
Operating Activities

Cash inflows
Oil and gas proceeds	441,369	1,795,714	279,210
Interest received	437,279	480,155	326,012
Joint venture recoveries	1,043,666	1,093,417	930,673

Cash outflows
Payments to suppliers and employees	(3,299,879)	(4,313,589)	(1,626,430)
Net GST payments	(51,813)	11,691	25,470

Net cash outflows for operating activities	(1,429,378)	(932,612)	(65,065)

d)	Disclosure of Joint Venture Interests.

In accordance with SSAP 25 Accounting for Interests in Joint Ventures and Partnerships, which deals with the accounting and disclosure requirements of participants for interests in joint ventures, the company is required to disclose significant joint venture information for New Zealand reporting purposes.

The company held interests at December 31, 2006 in significant unincorporated joint ventures established to explore, develop and produce petroleum as follows:

	2006%	2005%
New Zealand
PMP 38153 [1,3]	85.00	45.00
PMP 38156 Shallow [2,3]	69.50	0.00
PMP 38156 Deep 2,	25.10	0.00
PEP 38256 – Exploration [4]	0.00	46.16
PEP 38258 – Exploration [10]	75.00	75.00
PEP 38492 – Exploration [5]	0.00	100.00
PEP 38736 – Exploration [6]	0.00	45.00
PEP 38738 01 – Exploration [3]	69.50	36.50
PEP 38738 02 – Exploration	25.10	25.10
PEP 38741 – Exploration [1]	55.00	30.00
PEP 38744 – Exploration [1,8]	0.00	0.00
PEP 38745 – Exploration [1]	16.67	0.00
PEP 38746 – Exploration [1]	83.33	66.67
PEP 38748 – Exploration [1]	66.66	33.33
PEP 38753 – Exploration [5]	0.00	60.00
PEP 38765 – Exploration [1]	61.67	36.67
PEP 38766 – Exploration [1,10]	66.66	33.33

Papua New Guinea
PPL 235 – Exploration	35.00	35.00
PPL 261 – Exploration [7]	50.00	0.00
PRL 4 – Retention [9]	28.92	13.41
PRL 5 – Retention [9]	10.712	7.50

The financial statements of all joint ventures are un-audited.

(1)	Due to an assignment of interest by one party, the Company increased/obtained its percentage interest, effective March 2006.

(2)	A new permit was granted to the Company, effective July 2006.

(3)	Due to the acquisition of Arrowhead Energy Ltd in December 2006, the Company increased its percentage interest effective from October 2006.

(4)	The Company withdrew its interest in the permit, effective August 2006.

(5)	The Company surrendered its interest, effective August 2006.

(6)	The Company surrendered its interest, effective September 2006.

(7)	A new permit was granted to the Company, effective November 2006.

(8)	The Company withdrew from the permit, effective August 2006. At balance date, the withdrawal remains subject to finalization of documentation.

(9)	Numerous small events led to an overall increase in the Company’s percentage interest during 2006.

(10)	The Company surrendered its interest, effective February 2007

The contribution made by joint ventures to the consolidated results was to increase revenues by $911,831 (2005: $1,779,454); and expenses by $8,308,849 (2005: $1,288,345). The total value of consolidated joint venture assets is $4,568,104 and liabilities $2,998,342.

e)	Disclosure of Parent Company Accounts.

In accordance with the New Zealand Financial Reporting Act 1993, the company is required to disclose separately a Statement of Financial Position, Statement of Financial Performance and Statement of Cash Flows, for the parent entity: Austral Pacific Energy Ltd. These are as follows:

Parent Company Accounts - Statement of Financial Position
(Expressed in United States Dollars)

As at December 31	2006 $	2005 $ (restated) (1)

Assets
Current
Cash and cash equivalents	—	196,316
Accounts receivable	1,602	2,584
Prepaid expenses and deposits	—	—

	1,602	198,900

Investment in/Advance to subsidiaries	12,311,428	16,840,974

Total Assets	12,313,030	17,039,874

Liabilities
Accounts payable and accrued liabilities	270,186	198,446

Total Liabilities	270,186	198,446

Stockholders’ Equity
Common stock without par value (Note 15);unlimited number of shares authorized;
Issued and outstanding 27,764,287 shares	50,045,527	43,499,296
Contributed surplus	1,545,218	1,023,967
Share purchase warrants reserve	1,540,762	—
Accumulated deficit	(41,088,663)	(27,681,835)

Total Stockholders’ Equity	12,042,844	16,841,428

Total Liabilities and Stockholders’ Equity	12,313,030	17,039,874

(1) refer Note 4

Parent Company Accounts - Statement of Financial Performance
(Expressed in United States Dollars)

For the years ended December 31	2006 $	2005 $ (restated) (1)

Expenses
General and administrative	834,217	1,042,445
Foreign exchange movement	29,495	274,302
Adjustment to investment in subsidiaries	12,010,161	3,783,588
Stock option compensation expense	533,935	673,711

Total Expenses	13,407,808	5,774,046

Other Income
Interest income	980	6,113

Net loss for the year	(13,406,828)	(5,767,933)

Deficit, beginning of year	(27,681,835)	(21,913,902)

Deficit, end of year	(41,088,663)	(27,681,835)

Basic loss per share	(0.57)	(0.30)

Diluted loss per share	(0.57)	(0.30)

(1) refer Note 4

Parent Company Accounts - Statement of Cash Flows
(Expressed in United States Dollars)

For the years ended December 31	2006 $	2005 $

Net Cash from/(used in) Operating Activities
Cash provided from/(used in):
Interest income received	980	6,113

Net Cash from/(used in) Investing Activities
Cash provided from/(used in):
Payment to suppliers	(790,990)	(1,245,971)
Advances to subsidiaries	(5,952,537)	(9,688,458)

Net Cash from/(used in) Financing Activities
Proceeds from issue of shares	6,546,231	10,815,968

Total movement in cash balances	(196,316)	(112,348)

Cash balances at beginning of year	196,316	308,664

Cash balances	—	196,316

Under New Zealand Financial Reporting Standards, the Company is required to disclose audit fees of $261,797 for 2006 (2005: $259,972).

f)	Adoption of International Financial Reporting Standards

The Financial Statements are prepared in accordance with Canadian GAAP with a reconciliation of differences to NZ GAAP provided in Note 26.

In December 2002 the New Zealand Accounting Standards Review Board announced that New Zealand International Financial Reporting Standards (“NZ IFRS”) will apply to all New Zealand reporting entities for the periods commencing on or after 1 January 2007.

The Canadian Institute of Chartered Accountants has announced that it will be adopting the equivalent to IFRS, which is expected to occur in 2011. The Canadian Accounting Standards Board (AcSB) intends to announce the exact changeover date by 31 March 2008. As these financial statements are prepared in accordance with Canadian GAAP, the Company has not yet commenced a project to assess the key differences in accounting policies between Canadian IFRS, existing NZ GAAP and NZ IFRS. As the Company has not yet completed an analysis of the differences between existing NZ GAAP and NZ IFRS, it is unable to reliably estimate the key differences in accounting policies or quantify the impacts to the financial statements that are expected to arise on transition to NZ IFRS, in respect to the Canadian GAAP to NZ GAAP reconciliation.

NOTE 27 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in some respects from United States GAAP. Any differences in accounting principles as they pertain to the accompanying consolidated financial statements were insignificant except as described below.

          Reconciliation of Net Loss and Loss per share under Canadian GAAP to U.S. GAAP

	Year Ended December 31 2006	Year Ended December 31 2005	Year Ended December 31 2004

Net (loss)/profit for the year under Canadian GAAP (Restated)	(13,406,828)	(5,767,933)	(4,628,056)

Add back Canadian GAAP compensation cost (c)	533,935	673,711	(11,450)
Stock option compensation cost (c)
Employees	(348,559)	(3,599)	(4,919)
Contractors	0	(604,338)	1,141
Common stock and warrant issuance expense (c)	—	—	—
Compensation expense of new Series A warrants (c)	—	—	—
Interest on prepaid gas agreement (d)	47,291	—	—
Beneficial conversion features (a)	—	—	(225,503)
NZ tradable warrants unrealised expense (b)	—	—	(804,935)
NZ tradable warrants realised expense (b)	0	99,325	(2,670,591)

Net loss for the year under US GAAP	(13,174,161)	(5,602,834)	(8,344,313)

Weighted average number of shares under US GAAP
Basic	23,327,042	19,489,336	13,627,617
Diluted	23,327,042	19,489,336	13,627,617

Loss per share under US GAAP
Basic	($0.56)	($0.29)	($0.61)
Diluted	($0.56)	($0.29)	($0.61)

          Accumulated deficit under Canadian GAAP and U.S. GAAP

	As at December 31 2006		As at December 31 2005		As at December 31 2004

	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
			(Restated)	(Restated)	(Restated)	(Restated)

Accumulated deficit, beginning of year	(27,681,835)	(34,148,416)	(21,913,902)	(28,545,582)	(17,285,846)	(20,201,269)

Net loss	(13,406,828)	(13,174,161)	(5,767,933)	(5,602,834)	(4,628,056)	(8,344,313)

Accumulated deficit, end of year	(41,088,663)	(47,322,577)	(27,681,835)	(34,148,416)	(21,913,902)	(28,545,582)

Equity reconciliation from Canadian GAAP to U.S. GAAP

	As at December 31 2006	As at December 31 2005	As at December 31 2004

Total Equity under Canadian GAAP	12,095,760	16,841,428	11,131,280

Fair Value of unsettled derivative exercised (c)	—	—	(960,620)

Interest on prepaid gas revenue	—	(47,291)	(47,291)

Total Equity under US GAAP	12,095,760	16,794,137	10,123,369

          Balance sheet under Canadian GAAP and U.S. GAAP

	As at December 31 2006		As at December 31 2005

	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
			(Restated)	(Restated)

Assets
Current
Cash and cash equivalents	7,144,943	7,144,943	15,339,906	15,339,906
Accounts receivable	1,418,071	1,418,071	746,165	746,165
Financial Instruments	210,416	210,416	—	—
Inventory	475,280	475,280	474,777	474,777
Prepaid expenses and deposits	500,572	500,572	217,910	217,910

	9,749,282	9,749,282	16,778,758	16,778,758

Deferred offering costs	—	—	—	—
Restricted cash	3,000,000	3,000,000
Investments	136,528	136,528	83,612	83,612
Held for sale asset	235,353	235,353
Property and equipment	20,853,539	20,853,539	3,513,535	3,513,535
Goodwill	2,018,969	2,018,969

Total Assets	35,993,671	35,993,671	20,375,905	20,375,905

Liabilities
Current
Accounts payable and accrued liabilities	3,839,736	3,839,736	—	—
Financial Instruments	75,781	75,781	1,941,606	1,988,897
Prepaid gas revenue	1,047,108	1,047,108	—	—
Current portion of long-term debt	6,266,944	6,266,944	—	—

	11,229,569	11,229,569	1,941,606	1,988,897

Financial Instruments	590,320	590,320	—	—
Deferred taxation provision	2,018,969	2,018,969	—	—
Prepaid gas revenue	2,330,660	2,330,660	1,255,796	1,255,796
Asset retirement obligations	1,065,559	1,065,559	337,075	337,075
Long Term Debt	6,662,834	6,662,834	—	—
Warrants liability (b)	—	—	—	—

Total Liabilities	23,897,911	23,897,911	3,534,477	3,581,768

Stockholders’ Equity
Paid in capital (a), (b), (c)	53,184,423	59,418,337	44,523,263	50,942,553
Accumulated deficit (a), (b), (c)	(41,088,663)	(47,322,577)	(27,681,835)	(34,148,416)

Total Stockholders’ Equity	12,095,760	12,095,760	16,841,428	16,794,137

Total Liabilities and Stockholders’ Equity	35,993,671	35,993,671	20,375,905	20,375,905

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

(b)	Derivative Contracts

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

During the year ended December 31, 2005 all outstanding warrants were settled. Upon exercise or lapse of the warrants in accordance with their terms, the change in fair value of $99,325 was recognised in the computation of net earnings. The balance of the liability of $861,295 was de-recognised and treated as paid-in capital.

(c)	Stock Based Compensation.

Prior to fiscal 2006, the Company applied the intrinsic value method as prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), and related interpretations, in accounting for stock options granted under the stock option plan. Under the intrinsic value method, no compensation cost is recognized if the exercise price of the Company’s employee stock options was equal to or greater than the market price of the underlying stock on the date of the grant.

Effective January 1, 2006, the Company adopted FASB Statement No. 123(R), Share-Based Payment (Statement 123(R)). This statement replaces FASB Statement No. 123, Accounting for Stock-Based Compensation (Statement 123) and supersedes APB No. 25. Statement 123(R) requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. This statement was adopted using the modified prospective method of application, which requires the Company to recognize compensation cost on a prospective basis. Therefore, prior years’ financial statements have not been restated. Under this method, the Company recorded stock-based compensation expense for awards granted prior to, but not yet vested as of January 1, 2006, using the fair value amounts determined for pro forma disclosures under Statement 123. For stock-based awards granted after January 1, 2006, the Company recognizes compensation expense based on estimated grant date fair value using the Black-Scholes option-pricing model.

Share-based compensation cost that has been included in income from continuing operations amounted to $348,559 for the year ended December 31, 2006. No income tax benefit has been recognized in the income statement for share-based compensation arrangements for the year ended December 31, 2006.

The following table illustrates the effect on net income for the year ended December 31, 2005 as if the Company had applied the fair value recognition provisions of Statement 123(R) to options granted under the Company’s stock plans prior to adoption of Statement 123(R) on January 1, 2006.

No pro forma disclosure has been made for periods subsequent to January 1, 2006 as all stock-based compensation has been recognized in net income. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes option-pricing model and amortized to expense over the options’ service periods with forfeitures recognized as they occurred.

December 31, 2005

Net income, as reported	5,602,834
Less pro forma stock compensation cost, net of tax benefit	673,711

Pro forma net income	4,929,123

Cash Flow Statement under Canadian GAAP and U.S. GAAP

There is no difference in the cash flow statement under Canadian GAAP and U.S. GAAP

Index to Exhibits

Exhibit Reference	Document	Date	Parties	Reference

1.1	Certificate of Continuance of the Company	Oct 16, 2006		(5)

1.2	Notice of Articles	Oct 16, 2006		(5)

1.3	Articles of the Company	Oct 16, 2006		(5)

2.1.1	US$ Cash Advance Agreement	Dec 21, 2006	Investec Bank (Australia) Ltd; various Austral companies	(7)

2.1.2	Warrant Agreement	Dec 21, 2006	Investec Bank (Australia) Ltd; Austral	(7)

4.1	Form of Stock Option Agreement	Oct 15, 2002	various employees, directors, and consultants; Austral	(2)

4.2.1	Gas Pre-payment and Option Agreement	Apr 2, 2003	NGC Energy; Austral	(1)

4.2.2	Gas Pre-Payment and Sale Agreement	Feb 4, 2004	NGC Energy International Resource Management Corporation (IRM)	(7)

4.2.3	Asset Sale Agreement	Oct 23, 2005	International Resource Management Corporation (IRM) Arrowhead Energy Ltd	(7)

4.3	Stock Option Plan	Mar 3, 2006		(4)

4.4.1	Form of Unit Subscription Agreement	Oct 18, 2006	Austral and various purchasers of the Units	(7)

4.4.2	Form of Unit Subscription Agreement	Mar 30, 2007	Austral and various purchasers of the Units	(7)

4.5.1	Settlement Agreement	Dec 30, 2005	DJ Bennett; Austral	(3)

4.5.2	Variation of Settlement Agreement	Feb 2, 2006	DJ Bennett; Austral	(3)

Exhibit Reference	Document	Date	Parties	Reference

4.6	Share Sale Agreement	Oct 18, 2006	Shareholders of Arrowhead Energy Ltd; Austral Pacific Energy (NZ) Ltd	(7)

4.7.1	Offer of Employment	Apr 23, 2007	Austral; T B Jewell	(7)

4.7.2	Variation to offer of employment	May 24, 2007	Austral; T B Jewell	(7)

8	List of Subsidiaries of the Company	May 31, 2007		(7)

11	Code of Ethics	Dec 19, 2006		(7)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002			(7)

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002			(7)

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002			(7)

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002			(7)

15.1	Evaluation of the Petroleum & Natural Gas Reserves of Austral Pacific Energy Ltd	Dec 31, 2006	Sproule International Limited	(6)

(1)	Incorporated by reference as previously included in our Form 20-F filed for the year ended December 31, 2004.

(2)	Incorporated by reference as previously included in our Form 20-F filed for the year ended December 31, 2002.

(3)	Incorporated by reference as previously included in our Form 20-F filed for the year ended December 31, 2005.

(4)	Incorporated by reference as previously included in our Form 20-F filed for the year ended December 31, 2003.

(5)	Incorporated by reference as previously included in a Form 6-K filed October 26, 2006.

(6)	Incorporated by reference as previously included in a Form 6-K filed April 3, 2007.

(7)	Filed as an exhibit to this Annual Report on Form 20-F.