Form 20-F
period 2007-12-31
AUSTRAL PACIFIC ENERGY LTD
filed 2008-06-27
CIK 1041829

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2007

Commission file number: 0-29344

AUSTRAL PACIFIC ENERGY LTD.

(Exact name of Registrant specified in its charter)

BRITISH COLUMBIA, CANADA

(Jurisdiction of incorporation or organization)

Level 3, 40 Johnston Street, Wellington, New Zealand, 6011

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 32,416,142 common shares as of December 31, 2007

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐	No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☒

Indicate by check mark whether registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated Filer	☐ Accelerated Filer	☒ Non-Accelerated Filer

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☒	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐	No ☒

GLOSSARY OF TERMS

The following terms as defined here are used throughout this Report:

Austral or Company refers to Austral Pacific Energy Ltd., a corporation continued into and subsisting under the laws of the province of British Columbia, Canada, and unless the context otherwise clearly requires, includes all its consolidated subsidiaries.

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

BOE means “barrel of oil equivalent” and is an equivalency measure for gas against barrels of oil, based on an energy equivalency conversion ratio of 6 Mcf of gas to 1 Bbl of oil. See cautionary statement on page 5. “mboe” is thousand BOEs and “mmboe” is million BOEs.

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

Exploration Well is a well drilled in a prospect, without precise knowledge of the underlying sedimentary rock or the contents of the underlying rock.

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

Joint Venture or JV refers to a standard form of participation in petroleum exploration, via unincorporated joint arrangements between a number of industry participants (which joint arrangements do not constitute legal partnerships in the jurisdictions in which the Company operates), with one party operating the permit (i.e. managing the operations) on behalf of all the participants, and Joint Venturers has a corresponding meaning.

Mcf is one thousand cubic feet and Mscf means one thousand cubic feet at standard temperature and pressure, used herein in reference to natural gas or other gaseous hydrocarbons.

NZSX refers to the New Zealand Stock Exchange, operated by NZX Limited from Wellington, New Zealand, and is one of three stock exchanges on which the Company’s common shares are traded.

Participating Interest or Working Interest means an equity interest, as compared to a royalty interest, in an oil and gas property, whereby the participating interest holder pays its proportionate or agreed percentage share of exploration, development and operating costs and receives its proportionate share of the proceeds of hydrocarbon sales after deduction of royalties due on gross income.

Pay means moveable hydrocarbons, as interpreted from drilling results.

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

Royalty is the entitlement to a stated or determinable percentage of the proceeds received from the sale of hydrocarbons calculated as prescribed in applicable legislation or in the agreement reserving the royalty to the royalty owner.

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

CONVERSION

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units):

To Convert From	To	Multiply By

Mcf	Cubic metres	28.174
Cubic metres (m3)	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres (m)	Feet	3.281
Miles	Kilometres	1.609
Kilometres (km)	Miles	0.621
Square kilometres (km2)	Acres	247.105
Acres	Hectares	0.405
Acres	Square kilometres	0.004
Hectares	Acres	2.471

PRESENTATION OF INFORMATION

Austral Pacific Energy Ltd. conducts its operations directly and through subsidiaries. The term “Austral” or “Company” as used herein refers, unless the context otherwise clearly requires, to Austral Pacific Energy Ltd. and all its consolidated subsidiaries.

Unless otherwise specified, all dollar amounts described herein are in United States currency.
Where currency conversions are required the following rates have been used:

	As at December 31, 2007	Average for the year ended December 31, 2007
US dollars to Canadian dollars	0.9810	1.0659
US dollars to New Zealand dollars	1.2900	1.3483

All references to daily production are before royalty (as discussed in Item 4.D – Property, Plants and Equipment), unless stated otherwise.

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

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

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

The selected historical financial data presented in the table below for each of the years ended December 31, 2007, 2006, 2005, 2004 and 2003 is derived from the audited consolidated financial statements of Austral. The audited consolidated financial statements of Austral for the years ended December 31, 2007 2006 and 2005 are included in this Report. The selected historical financial data for the years ended December 31, 2005, 2004 and 2003 is derived from audited financial statements of Austral that are not included in this Report.

All the selected financial data presented below should be read in conjunction with Austral’s consolidated financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) of this Report.

The selected consolidated financial data has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). Selected financial data has also been provided under Generally Accepted Accounting Principles in the United States of America (“US GAAP”) to the extent that amounts are significantly different. The consolidated financial statements included in Item 17 in this Report are prepared under Canadian GAAP. Included within these consolidated financial statements in Note 26 is information about the significant differences between Canadian and US GAAP.

AUSTRAL PACIFIC ENERGY LTD. AND SUBSIDIARY COMPANIES
SELECTED FINANCIAL DATA AS OF AND FOR THE YEARS ENDED AS SHOWN
($000’s except for share data)

Selected Consolidated Statement of Operations Data Amounts in accordance with Canadian GAAP

	Year Ended December 31 2007	Year Ended December 31 2006	Year Ended December 31 2005	Year Ended December 31 2004	Year Ended December 31 2003
Sales	9,349	2,393	3,417	1,469	708
Loss for the year	(22,030)	(13,407)	(5,768)	(4,628)	(1,758)

Loss per share basic and diluted	(0.74)	(0.57)	(0.30)	(0.34)	(0.23)

Dividends declared per share	—	—	—	—	—

Amounts in accordance with US GAAP

Net loss for the year before other income	(19,201)	(13,611)	(6,147)	(8,670)	(2,135)
Loss attributable to common shareholders	(19,838)	(13,174)	(5,603)	(8,344)	(2,124)
Loss for the year	(19,576)	(13,174)	(5,603)	(8,344)	(2,124)

Comprehensive income / (loss)	(19,576)	(13,174)	(5,603)	(8,344)	(318)

Loss per share basic and diluted	(0.66)	(0.56)	(0.29)	(0.61)	(0.27)

Selected Consolidated Balance Sheet Data Amounts in accordance with Canadian GAAP

	As at December 31 2007	As at December 31 2006	As at December 31 2005	As at December 31 2004	As at December 31 2003
Current Assets	19,003	9,749	16,779	12,234	3,381
Current liabilities	48,986	11,230	1,942	402	1,457
Long-term liabilities	17,036	12,668	1,593	1,481	1,099
Share Capital	55,914	50,046	43,499	32,683	20,478
Accumulated deficit	(63,119)	(41,089)	(27,682)	(21,914)	(17,285)

Shareholders’ equity	(3,290)	12,096	16,841	11,131	3,610

Amounts in accordance with US GAAP
Current Assets	19,003	9,749	16,779	12,234	3,381
Total assets	62,732	35,994	20,375	13,014	6,166
Current liabilities	48,764	11,230	1,989	449	1,504
Long-term liabilities	5,533	12,668	1,593	2,442	1,105
Preferred Shares	9,945	—	—	—	—
Paid in capital	65,593	59,365	50,942	38,669	23,758
Accumulated deficit	(67,120)	(47,322)	(34,148)	(28,546)	(20,201)

Shareholders’ equity	(1,510)	12,097	16,794	10,123	3,557

B.	Capitalization and indebtedness

Not applicable

C.	Reasons for the offer and use of proceeds

Not applicable

D.	Risk factors

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

Exploration, Development and Production Risks

The Company’s future oil and natural gas reserves, and production and cash flows to be derived therefrom, are highly dependent on the Company’s success in exploiting its current reserves base and acquiring or discovering additional reserves. Without the addition of reserves through exploration, acquisition or development activities, the Company’s reserves and production will decline over time as reserves are depleted.

There is no assurance that the Company’s future exploration and development efforts will result in the discovery or development of additional commercial accumulations of oil and natural gas. There is also no assurance that the Company will be able to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, the Company may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

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

Development of oil and gas production facilities is subject to risks which may adversely impact on the commercial viability of a project, as the realized revenues from the project may be less than anticipated, and the capital and operating costs may be greater than anticipated. The risks to revenue include the development wells not producing predicted rates of oil and gas production, decreases in the market prices of oil and gas, and increased processing, storage and transportation costs.

Operating Hazards and Environmental Liabilities

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of local and international conventions, laws and regulations, as set out in more detail in Item 4.D – Property, Plants and Equipment under the heading “Environmental Risks & Hazards”.

Drilling hazards or environmental damage can greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include, but are not limited to, delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, encountering unexpected formations or pressures, premature decline of or invasion of water into reservoirs, blow-outs, cratering, sour gas releases, fires and spills, insufficient storage or transportation capacity, or other geological, infrastructure and mechanical conditions.

While close well supervision and effective maintenance operations can contribute to maximizing production rates and recoveries over time, and cash flow and revenue forecasts attempt to realistically estimate production declines, production declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect the long term continuity of revenue and cash flow levels to varying degrees.

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

Carbon Emissions Regime

The New Zealand government is a signatory to the Kyoto protocol and in order to meet the requirements of this protocol it is in the process of implementingClimate Change initiatives. A proposed bill is now before the NZ Parliament and under going the consultation process to introducea cap and tradeemissions trading scheme.Austral, along with other members of the oil and gas exploration and production community is involved in the government consultation process. Austral is also assessing the potential effect on its business of the proposed government initiatives. More detail on the likely risks to the Company’s business and the Company’s assessment and strategies in relation thereto, are set out in Item 4.D – Property, Plants and Equipment under the heading “Carbon Emissions Regime”.

Oil and Natural Gas Markets

The operations and earnings of the Company are affected by local, regional and global events or conditions that affect supply and demand for oil and natural gas. These events or conditions are generally not predictable and include, among other things, the development of new supply sources, supply disruptions, weather, international political events, technological advances, restricted access to infrastructure (pipelines, storage, shipping or load-out facilities, etc) and the competitiveness of alternative energy sources or product substitutes.

Both oil and natural gas prices are subject to fluctuation. The economics of producing from some wells may change as a result of lower prices. Management might also elect not to produce from certain wells at lower prices, thereby reducing the volumes produced by the Company. These factors could result in a material decrease in the Company’s net production revenue, which in turn may cause a reduction in its oil and gas acquisition and development activities.

Management has established a policy to partially hedge the effect of fluctuating oil and natural gas prices, in order to fix the price that the Company will receive on a portion of its production for a specified period of time.

Competitive Conditions

The oil and gas industry is highly competitive. The Company actively competes for prospect acquisitions, exploration permits and licences, drilling equipment and services, access to production infrastructure, and employment of skilled industry personnel, and for capital to finance such activities, with a substantial number of other oil and gas companies, many of which have significantly greater financial and personnel resources than the Company. The Company’s competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

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

Uncertainty of Reserves Figures

Actual production expenditures, revenues and reserves will likely vary from those estimated, and these variances may be material. Estimates of oil and gas reserves are interpreted from geological, petrophysical and reservoir engineering data. Reservoir engineering is a subjective process of estimating underground accumulations that cannot be measured precisely, and the accuracy of any estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Such interpretations are inherently uncertain, as are the projections of future rates of production and timing and level of development expenditures. Factors such as historical production from the area compared with production from other producing areas, assumed effects of governmental regulations, assumptions of future oil and gas prices, future operating costs, development costs and remedial and work-over costs, will affect the estimates of economically recoverable quantities and of future net cash flow. Any significant variance in the assumptions could materially affect the estimated quantity and value of reserves. The Company’s reserves are evaluated by an independent reservoir engineering firm each year.

Funding Requirements

Oil exploration involves a high degree of technical and commercial risk and is characterized by a continuous need for fresh capital. Management seeks to minimise and spread this risk by entering into joint ventures for oil exploration projects with other companies, and by participating in properties exhibiting a range of risk profiles, thereby reducing its cost exposure to any one project. The development of any reserves found on the Company’s exploration properties may depend upon the Company’s ability to obtain further financing through farming-out part of its interest in a particular project, debt financing or equity financing.

There is no assurance that market conditions will continue to permit the Company to raise funds if required, or that the Company will be able to enter into agreements with third parties to fund permit obligations or be able to renegotiate such obligations with the relevant government agency. The Company faces competition from other oil companies for oil and gas properties, and investor dollars.

If the Company’s cash flow from operations is not sufficient to satisfy its capital expenditure requirements and existing debt obligations, there can be no assurance that additional debt or equity financing will be available to meet these requirements. If the Company is unable to fund its permit obligations by additional debt or equity financing, or by farm-out agreements or renegotiating such obligations, the Company may be unable to carry out its plan of operations and may be forced to abandon or forfeit some of its permit interests, or reduce or terminate its operations.

Sources of Liquidity and Ability to Continue as a Going Concern

For the year ended December 31, 2007, the Company had a net loss of $22,030,249 and accumulated deficit of $63,118,912. The Company also had a working capital deficit of $29,982,748 and a shareholders’ deficit of $3,290,102 as at December 31, 2007. In addition the Company has also been unable to generate net cash from operating activities for each of the years in the three year period ended December 31, 2007. For the five months ending May 31, 2008, the Company had a net loss of $8,212,599 and accumulated deficit of $71,331,511. The Company also had a working capital deficit of $20,625,713 and a shareholders’ equity of $4,361,755 as at May 31, 2008. The Company’s cash balances and working capital are not sufficient to fund all of its obligations with respect to its ongoing work program requirements related to the exploration permits (see Item 5B “Material Commitments for Capital Expenditure). In addition, the Company is in breach of several covenants relating to its Investec Bank (Australia) Ltd (“Investec”) loan facility, following delays in completing the project in accordance with established timelines. Accordingly, the loan facility and hedging arrangements have been disclosed as current liabilities in Item 17 – 2007 Consolidated Financial Statements. The factors raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

Management’s plans for securing sufficient sources of liquidity include the following:

•

Issuance of additional common shares in a private placement in order to raise $15,000,000. As further described in Item 17, Note 25(c) of the 2007 Consolidated Financial Statements, the Company completed this private placement on February 28, 2008;

•

Sale of its interests in Stanley (PRL 4) and in PRL 5 to a subsidiary of Horizon Oil Limited (ASX: HZN) for $3.5 million, which transaction completed on May 30, 2008, although legal transfer of the licences remains subject to receipt of governmental approval;

•	Sale of its interests in Douglas (PPL 235) and in PPL 261 to a subsidiary of Rift Oil plc (AIM: RIFT) for $5 million, initial completion of such transaction occurring on May 29, 2008, with further payments due within 3 months, and within 12 months or earlier upon receipt of governmental approval of the legal transfers of the licences;

•

Farm-out of an 80% interest in PEP 38524 to Australian Worldwide Exploration Ltd. (ASX: AWE) with effect from May 20, 2008. In return, AWE has undertaken to fully fund acquisition of some 350km of 2D seismic within the permit. The farm-out is subject to approval of a revised work programme by the Ministry of Economic Development

•

Rectifying the covenant breaches relating to its loan facility with Investec. A key to rectifying the breach is the drilling of at least two further wells to satisfy the ‘completion test’ under the facility. The ‘completion test’ requires certain proven and probable reserves and associated production rates to be achieved, together with certain related forward looking financial ratios. The Cheal A6 well spudded on June 10, 2008, with Cheal A7 well due to commence approximately July 3, 2008

•	A mix of further capital raising and/or sales of joint venture interests.

The cash flow forecast prepared by management leads it to conclude that the Company can continue to meet its ongoing obligations beyond its 2008 fiscal year. This forecast assumes the Company’s on-going production is sustained; its two well Cheal drilling programme is successful as to reserves and production rates; sustained oil prices at or about $90 per barrel; normal expenditure; a mix of further capital raising and/or asset sales, and the Investec loan facility being restructured with full repayment by year end from revenue generation and further equity injection. The Company and Investec have agreed, in the interim, to restructure the facility, with the key financial terms requiring a principal payment of US$4.2 million on March 31, 2008 (reflecting the scheduled US$2.2 million due; and the further US$2 million paid from the restricted cash held in respect of the loan facility and applied in inverse order of maturity), since paid. In addition, a further US$3.5 million was to be paid on completion of the announced sale of the PNG Stanley (PRL 4) and PRL 5 assets (to be applied as $2.05 million against the June 30 scheduled principal due; and the balance of US$1.45 million applied in inverse order of maturity), since paid on May 30, 2008. The crude oil forward sales contracts were closed out on May 27, 2008 funded by a short term loan of $17,847,000 from Investec (repayable on December 15, 2008). It has been further agreed with Investec that any cash in excess of operating requirements will be used to reduce principal outstanding. The interest rate margin has been increased by an additional 2% on the total principal outstanding for the period January 31 to December 15, 2008 inclusive. In addition, the Company issued to Investec 1,056,338 shares to the value of US$750,000 (based on the Austral share price at March 19, 2008), on May 23, 2008. There are several commercial and administrative conditions which must also be complied with.

The risk to the Company of not meeting the restructuring plan is that Investec could call for the loan to be repaid immediately and potentially being unable to continue as a going concern.

Currency Fluctuations and Foreign Exchange

The Company’s practice is to raise its equity in United States dollars. However, when the Company listed on the New Zealand Stock Exchange, equity was also raised in New Zealand dollars. The Company holds cash denominated in both United States and New Zealand currency. The Company has established a policy to hedge its exposure to foreign currency exchange rate risk. See discussion at Item 5.A under the heading “Foreign Currency Fluctuations”.

Insurance

The Company’s involvement in the exploration for and development of oil and gas properties may result in the Company becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards. Although the Company has obtained insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not be insurable in all circumstances, or management may elect, in certain circumstances, not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance, or for other reasons. The payment of such uninsured liabilities would reduce the funds available to the Company. The occurrence of a significant event that the Company is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on the Company’s financial position, results of operations or prospects.

No Assurance of Earnings

The Company currently has one oil and gas property in production. The Company has an accumulated deficit from its historical operating results and there is no assurance that the business of the Company will be profitable in the future. Management cannot guarantee that the Company will continue generating revenues in the future. A failure to generate revenues may cause the Company to eventually go out of business. The Company has not paid dividends at any time in its history to date and there is no assurance that the Company will pay a dividend at any time in the future.

Reliance on Operators and Key Employees

To the extent that the Company is not the operator of its oil and gas properties, the Company depends on third party operators for the timing of activities related to such properties and may be largely unable to direct or control the activities of the operators, except through joint venture participation and voting.

In addition, the success of the Company largely depends upon the performance of its key employees and on the advice and project management skills of various consulting geologists, geophysicists and engineers retained by the Company from time to time. Although there are other personnel available in the sector who could replace Company exploration experts, there is likely to be some difficulty in finding immediate replacements of suitable calibre.

Political and Country Risk

The Company’s oil and gas interests are located in New Zealand and, until May 30, 2008, in Papua New Guinea. Papua New Guinea may be considered to be a developing country and hence has a higher risk than New Zealand of becoming politically and/or economically unstable in the future. Such instability, and any changes in regulations or shifts in political condition, are beyond the Company’s control and may adversely affect its business.

Exploration and development activities in politically or economically unstable countries may require protracted negotiations with host governments, national oil companies and third parties and are frequently subject to economic and political considerations, such as taxation, nationalisation, expropriation, inflation, currency fluctuations, increased regulation and approval requirements or timelines, governmental regulation and the risk of actions by lawless factions, any of which could adversely affect the economics of exploration or development projects.

Infrastructure development in Papua New Guinea is limited. In addition, the Company’s properties were located in remote areas, which may prove difficult or time-consuming to access. These factors may affect the Company’s ability to explore and develop its properties, and to store and transport its oil and gas production.

Labour Requirements

The Company may be required to hire and train local workers in its petroleum and natural gas operations. Some of these workers may be organised into labour unions. Any strike activity or labour unrest could adversely affect the Company’s ongoing operations and its ability to explore for, produce and market its oil and gas production.

Regulatory Requirements

The current and future operations of the Company, including development activities and commencement of production on its properties, require permits, licences and renewals of these from various foreign and local governmental authorities, and are governed by laws and regulations relating to oil and gas exploration and development, prices, royalties, allowable production, import and export of hydrocarbons, occupational health, waste disposal, toxic substances, land access and use, permit conditions, environmental protection (including carbon emissions restrictions) as well as those regulations which relate to all companies operating in the relevant jurisdictions such as relating to corporate governance, withdrawal of capital from a country in which the Company is operating, taxation, and employment laws.

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

Failure to comply with all applicable laws, regulations and licensing and permitting requirements may result in enforcement actions, including orders to cease or curtail operations, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Violations of applicable laws or regulations may result in imposition of civil or criminal fines or penalties. Third parties who suffer loss or damage due to oil and gas operations may be entitled to claim compensation. Amendments to current laws, regulations, licences and permits governing operations and activities of oil and gas companies, or more stringent implementation of these, could have a material adverse impact on the Company and could cause increases in capital expenditures or production costs, reduction in levels of production at producing properties, require abandonment of properties, or delay development of new properties.

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

No assurance can be given that applicable governments will not revoke, or significantly alter the conditions of, any particular exploration and development authorisation or that such exploration and development authorisation will not be challenged.

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

The Company does not have sole control over the future course of development in most of its properties. Such property interests are subject to joint venture agreements which can give rise to disputes as to geological interpretation or commercial imperatives with other parties who are financially interested in the property.

The Company participates in its permits or licences with other industry participants, some of whom have access to greater or lesser resources from which to meet their joint venture capital commitments. If the Company is unable to meet its commitments, the other joint venture participants may assume some or all of the Company’s deficiency and thereby assume a pro-rata portion of the Company’s interest in any production from the joint venture area. If another participant in a joint venture, which participant has fewer resources than the Company, is unable to meet its commitments, it may delay or veto exploration or development plans which it cannot afford, or it might default on its commitments. This may delay the Company’s desired exploration or development programme and/or lead to the Company and other participants assuming all or some of that entity’s interest, and therefore meeting a pro-rata share of its required contributions (as well as receiving a pro-rata share of any production).

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

Dilution, Change of Control

The Company’s Articles authorise the issuance of an unlimited number of shares of common and preferred stock. The Company’s Board of Directors has the legal power to issue any number of further shares without stockholder approval (although the policies of the TSX-V and AMEX require shareholders’ approval in certain situations). The Company’s Board of Directors may issue shares to acquire further capital, in order to carry out its intended operations, to expand its current operations, or to provide additional financing for future activities. The issuance of any such shares may result in a reduction of the book value or market price of the outstanding shares of the Company’s common shares. If the Company does issue any such additional shares, such issuance will also cause a reduction in the proportionate ownership and voting power of all existing shareholders.

Further, any such issuance may result in a change of control of the Company. TSX-V policies require the Company to obtain shareholder approval of any transaction which will result in the creation of a new control person (as defined).

Conflicts of Interest

Interests in some petroleum properties have been acquired from or in conjunction with, or interests sold to, TAG Oil Ltd. with which the Company had a common director until end January 2006 and has certain common principal shareholders. In addition, the Company owns shares in Rift Oil plc (approximately 0.21% of issued share capital) to whom it transferred an interest in a Papua New Guinea exploration licence under a farm-out arrangement in 2005. The Chief Executive Officer of Rift Oil plc is the spouse of the Company’s former Chief Executive Officer, Dr. David Bennett, who is now a director of TAG and of Rift.

The Company’s former chairman and a current director of the Company, Mr. David Newman, serves as a director and Chairman of Infratil Limited, the parent company of Infratil Gas Limited, a greater than 10% shareholder of the Company. He is not employed by Infratil or the Company, is remunerated only in his capacity as a director of each company, and serves as chairman in a part-time capacity of Infratil. The Board has determined that he does not have any material relationship with the Company which might interfere with the exercise of his independent judgement. He does not take part in discussions nor vote in relation to matters involving Infratil’s equity participation in the Company.

One of the Company’s directors, Mr. Bernhard Zinkhofer, provides legal advice to the Company in his capacity as a partner of the Company’s Canadian legal advisors, Lang Michener LLP.

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

Passive Foreign Investment Company Considerations

Management believes that in past fiscal years the Company was a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the Internal Revenue Code of 1986, as amended. Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company’s shares during those fiscal years.

U.S. shareholders are urged to consult their own tax advisors concerning the potential application of the PFIC rules to your ownership and disposition of the Company’s shares.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company’s legal and commercial name is Austral Pacific Energy Ltd.

The Company was incorporated on July 31, 1979 as Pryme Energy Resources Ltd. in British Columbia, Canada under the Company Act (British Columbia, Canada), and has operated continuously since that time. Initially, varied businesses were not successful and the Company was reorganized twice. In April 1995, control of the Company was acquired by Mr. Alex Guidi, who was a member of the board of directors until 2001 and the principal shareholder of the Company from that time until December 2003.

In May 1995, the name of the Company was changed to Indo-Pacific Energy Ltd. The Company began to acquire its current petroleum properties in 1996. The Company was continued out of British Columbia into the jurisdiction of the Yukon in Canada on September 25, 1997, and operated under the Business Corporations Act (Yukon) until October 16, 2006 when it was continued back into British Columbia. The Company is now legally domiciled in British Columbia, Canada, and operates as a corporation under the Business Corporations Act (British Columbia) of 2004.

From 1996 to 2000, the Company acquired interests in petroleum exploration licences and permits in New Zealand, Australia and Papua New Guinea. The Company also acquired the outstanding shares of Ngatoro Energy Limited (formerly, Minora Energy (New Zealand) Limited). In 2000, the Company acquired all the exploration permit interests of Trans-Orient Petroleum Ltd (Trans-Orient), another Canadian junior explorer. The Company had, prior to the acquisition, already owned a partial interest in a majority of the permits acquired.

On December 31, 2003, to enable a TSX-V listing, a special meeting of shareholders was held to change the Company’s name to Austral Pacific Energy Ltd. The Company is now listed on the TSX-V, NZSX and AMEX.

The Company’s registered office in the province of British Columbia is care of its British Columbia attorneys:

Lang Michener LLP
1500 Royal Centre, 1055 West Georgia Street
Vancouver, B.C., V6E 4N7
CANADA

The Company’s principal business offices are at:

Level 3, 40 Johnston Street
Wellington 6011
NEW ZEALAND

Telephone Number: +644 4950888

The Company has no agent in the United States.

Important Events since January 1, 2007

During fiscal 2007 and up to May 31, 2008, the Company’s business has changed by the occurrence of the following important events:

On June 19, 2008, the Company announced the placement of 11.22 million units at $0.50 each, for total proceeds of $5.61 million. Each unit comprised one common share and one-half share purchase warrant, each full warrant exercisable at $1.00 within 15 months after issue. The placement remains subject to regulatory approval due in the ordinary course. The principal purpose of the placement was to provide funds for the Company’s 2008 drilling program.

On May 27, 2008, the Company announced agreement to issue 2,273,000 million shares to TAG Oil Ltd. as part consideration in a settlement of certain disputes (see Item 8.A – Consolidated Financial Statements and Other Financial Information under the heading “Legal Proceedings”). The shares were valued at $0.69 and were issued on June 9, 2008.

On December 19, 2007, the Company announced the placement of 12.5 million units at $1.20 each, for total proceeds of $15 million. Each unit comprised one common share and one share purchase warrant, exercisable at $2.25 within 12 months after issue. The placement closed, and the shares and warrants were issued, on February 28, 2008. The principal purpose of the placement was to provide funds to accelerate the Cheal field development, other appraisal and development projects and to complete the final payment for the purchase of all the shares in International Resource Management Corporation Limited. A significant proportion of this financing was placed with new investors. As at May 31, 2008, none of the warrants had been exercised.

On July 6, 2007, the Company announced the placement with two accredited investors of just under 7.7 million preferred shares at $1.30 each, for total proceeds of $10 million. The preferred shares were convertible one-for-one into Austral’s common shares for a three year period and had a fixed dividend of 8% per annum. The holders were to have voting rights on an as-if converted basis after December 31, 2007. If not earlier converted by the holders, the preferred shares were redeemable by the Company and retractable by the holders at par after 3 years. The placement closed, and the shares were issued, on September 14, 2007. The principal purpose of the placement was to provide further funds for the development of the Cheal field and for working capital purposes. The Company has reached an agreement in principle with the holders of the preferred shares for the exchange of the preferred shares into convertible debentures, with effect from June 30, 2008. The convertible debentures would have similar commercial terms, but would not be entitled to any voting rights. The exchange will be subject to a number of conditions precedent, including the approval of the TSX-V.

As part consideration to the broker of the preferred share placement (Morgan Keegan), the Company agreed to issue 150,000 two-year share purchase warrants for an exercise price of $1.30 (with the term increasing to three years, if the Company attains Tier 1 status on the TSX-V or moves to the Toronto Stock Exchange during the two year term). These warrants were granted as at September 30, 2007. As at May 31, 2008, none of the warrants had been exercised.

On March 30, 2007, the Company raised $3.2 million by the issue of 2,500,000 shares at $1.30 each in a share placement. The placement closed, and the shares were issued, on May 16, 2007. The purpose of the placement was to fund development costs of the Cheal field, and to provide working capital. A significant proportion of this financing was placed with existing shareholders.

In December 2006, the Company secured a $23 million loan facility for a term of 4 years at commercial lending rates. The loan was arranged and underwritten by Investec Bank (Australia) Limited. The principal purposes of the loan facility were to fund the acquisition of Arrowhead Energy Limited (a privately held New Zealand-incorporated company with interests in the permits over the Cheal and Kahili fields and surrounding exploration acreage, in which the Company also holds interests) and to meet ongoing costs associated with the development of the Cheal field. $15,738,000 was drawn down as at 31 December 2006 (including $3,000,000 which remains held in a restricted bank account as part of the security arrangements supporting the facility). The remaining $7,262,000 was drawn down in three instalments during 2007. Repayments during 2007 totaled $4,350,000. The balance outstanding under the facility at December 31, 2007 was $18,650,000. At May 31, 2008 the balance outstanding was $10,950,000.

On March 26, 2008, the Company announced that it had reached agreement with Investec to restructure the facility, with the key financial terms being a principal repayment of US$4.2 million on March 31, 2008 (reflecting the scheduled US$2.2 million due; with the further US$2 million paid from the restricted cash held in respect of the loan facility and applied in inverse order of maturity), since paid. In addition, a further US$3.5 million was to be paid after completion of the announced sale of the PNG PRL assets (to be applied as to $2.05 million against the June 30, 2008 scheduled principal due; and the balance of US$1.45 million applied in inverse order of maturity), since paid. The interest rate margin was increased by an additional 2% on the total principal outstanding for the period January 31 to December 15, 2008 inclusive. In addition, the Company issued to Investec 1,056,338 shares to the value of US$750,000 (based on the Austral share price at March 19, 2008), completed May 23, 2008. There are several commercial and administrative conditions which must also be complied with. Subsequently the Company has closed out the crude oil forward sales contracts on May 27, 2008 realising a loss of $9.7 million in 2008, in addition to unrealized losses of $7.3 million previously recognized in 2007. This is funded by an additional short term loan from Investec ($17,847,000 repayable on December 15, 2008). It has been further agreed that any cash in excess of operating requirements will be used to reduce principal outstanding. The Company has also committed to full repayment of the Investec facility by December 15, 2008, funded through ongoing revenue generation and a planned capital raising in

Q4 2008.

Under the loan facility agreement, in December 2006, the Company issued to Investec 2.5 million common share purchase warrants. The warrants are exercisable for 24 months at a price of $2.11 per common share. As at May 31, 2008, none of the 2.5 million warrants had been exercised.

Principal Capital Expenditures & Divestitures

During the last 3 fiscal years and up to May 31, 2008, the Company has made several significant expenditures (including acquisitions) on, and some divestitures, of its oil and gas properties in the normal course of operations, having participated in the drilling of a number of wells, acquired a number of permit interests by asset or share purchase or by application, and withdrawn from or surrendered certain selected permit interests in that time, including during 2007 and early 2008:

•

Sale of its interests in Douglas (PPL 235) and in PPL 261 to a subsidiary of Rift Oil plc (AIM: RIFT) for $5 million, initial completion of such transaction occurring on May 29, 2008 ($2 million), with further payments due within 3 months ($1.5 million), and within 12 months ($1.5 million) or earlier upon receipt of governmental approval of the legal transfers of the licences;

•

Farm-out of an 80% interest in PEP 38524 to Australian Worldwide Exploration Ltd. (ASX: AWE) with effect from May 20, 2008, although legal transfer of the 80% interest in the permit remains subject to receipt of governmental approval;

•

Sale of its interests in Stanley (PRL 4) and in PRL 5 to a subsidiary of Horizon Oil Limited (ASX: HZN) for $3.5 million, which transaction completed on May 30, 2008, although legal transfer of the licences remains subject to receipt of governmental approval;

•

Agreeing to purchase from another joint venture participant an additional 5.1% of PEP 38738-02 and PMP 38156-02 (Cardiff), contingent upon that party’s completion of the purchase of an additional 15.1% interest in these permits and legal transfer of the permits, which transfers remain subject to receipt of governmental approval;

•

Acquiring all the shares in International Resource Management Corporation Limited (now called Titoki Energy Limited), with its interests in PEP 38738-02 and PMP 38156-02 (Cardiff), in November 2007 (total consideration of $5.5 million paid partially in cash and partly by the issue of 1,851,855 shares);

•

Workover of the Cardiff 2A ST1 well (PMP 38156-02; $4.7 million, 100% cost) commenced November 2007, completed January 2008, in preparation for testing of the K3E zone, which commenced on February 25, 2008 and continues as at report date. Costs to April 30, 2008 are $0.2 million (100% cost);

•

Completion of construction and commissioning of production facilities and pipelines in August 2007 (as at December 31, 2007, $20.11 million, 100% cost) and further development in relation to the Cheal field (PMP 38156-01), including drilling of four additional production wells (Cheal B1, B2, B3 and B4) and completion of three of these wells (Cheal B1, B2 and B3) ($9.19 million, 100% cost);

•	2D infill seismic survey over the Stanley field in December 2007 (PRL 4; $1.95 million, 100% cost);

•	Drilling and subsequent plugging and abandonment of the Ratanui-1 well in Q1, 2007 (PEP 38741; $1.8 million).

During the remainder of 2008, material expenditures are expected to primarily be related to:

•

reaching, as soon as practical, Cheal project completion as defined by the Loan Facility Agreement with Investec, including drilling at least 2 new wells within the Cheal field, in order to increase production to generate funds to meet our financing obligations and ongoing operational requirements;

•	implementing further incremental production from the Cheal field and growing existing production capability;

•	developing a programme for the exploration and exploitation of the Mt Messenger formation in the greater Cheal area;

•	seeking further capital injection to reduce existing debt and to ensure a stable financial platform for the Company to develop Cheal and fund its appraisal activities and exploration opportunities;

•	securing a definitive test on the K3E zone in the Cardiff field, and if successful, prepare plans for the development of that field; and

•	actively promoting monetisation of core assets through the likes of drilling and producing from Kahili-2.

These, and the expenditures and divestitures currently in progress, and the Company’s plans to finance these expenditures, are further detailed in Item 4.D – Property, Plants and Equipment, and Item 5.B under the heading “Material Commitments for Capital Expenditure”. A number of the forward programmes have not yet received joint venture or governmental approval and may not necessarily proceed. Also, depending upon the outcomes of some of these programmes, different decisions may be reached to vary work programmes, modify or abandon them.

Public Takeovers

Management is not aware of any public takeover offer by third parties in respect of its shares, nor by the Company of any other company’s shares, either planned or having occurred in the last financial year, nor up to May 31, 2008.

B. Business Overview

Company Strategy

Austral Pacific Energy Ltd., through its subsidiaries, is actively involved in the exploration for, and development and production of, oil and natural gas, and the acquisition of further interests in licences or permits, in New Zealand and, until May 30, 2008, in Papua New Guinea.

The Company’s strategy to achieve growth is to acquire and invest in oil and gas properties throughout Australasia, with a particular emphasis on New Zealand’s onshore Taranaki Basin, and merge with or acquire suitable targets if the opportunity arises. Management’s principal long term objective is to grow the Company into an oil and gas exploration, development and production company, with internally generated oil and gas sales revenues sufficient to maintain a selective grass roots exploration program to augment and replace produced reserves. Management seeks additional reserves and production growth through carefully considered acquisitions of additional oil and gas properties. The long term commercial success of the Company depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves.

Company management has industry experience in many international producing areas and has the capability to expand the scope of the Company’s activities as opportunities arise. Management seeks to select exploration and acquisition opportunities that will promote value creation within the Company. In reviewing all potential acquisitions, management considers the qualitative aspects of the subject properties including risk profile, technical upside, potential reserve life and asset quality.

The Company’s exploration policy is to acquire suitable “grass roots” interests, focussing on minimizing financial exposure of the Company through effective property portfolio management techniques including farming-out to, or joint venturing property interests with, other industry participants, and judicious use of lower cost exploration and development techniques, and of permit relinquishment where warranted.

Company management recognises the importance of maintaining good relationships with industry, political and institutional bodies. These relationships can assist the Company with the process of obtaining new oil and gas business opportunities and generating future growth for the Company.

Company Properties

The Company’s properties and the Company’s interests in the joint ventures related to them, as at May 31, 2008 are summarized as follows:

NEW ZEALAND

Developed

			c
Field / Prospect Name	Permit Number	Permit Expiry	Ownership Interest (%)		Gross Area (km2 (acres))	Net Area (km2 (acres))

Kahili	PMP 38153 *	Aug 31, 2019	85.00		5.99 (1,480)	5.09 (1,258)
Cheal (2)	PMP 38156-01 *	Jul 25, 2016	69.50		30.3 (7,487)	17.33 (4,283)
Cardiff (2)	PMP 38156-02 *		44.90	(1)
TOTAL NZ (Developed)					36.29 (8,967)	22.42 (5,541)

Undeveloped

Field / Prospect Name	Permit Number	Permit Expiry	Ownership Interest (%)		Gross Area (km2 (acres))	Net Area (km2 (acres))

Greater Cheal (Shallow) (2)	PEP 38738-01 *	Jan 14, 2010	69.50		46.51 (11,493)	26.6 (6,574)
Greater Cheal (Deep) (2)	PEP 38738-02 *		44.90	(1)
Heaphy	PEP 38746 *	Aug 7, 2012	83.33		27.01 (6,674)	22.51 (5,562)
Winchester	PEP 38748 *	Aug 7, 2012	66.66		32.01 (7,910)	21.34 (5,273)
D’Urville Island	PEP 38524	Mar 31, 2012	100.00	(4)	2,187 (540,419)	2,187 (540,419)
TOTAL (NZ) (Undeveloped)					2,292.53 (566,496)	2,257.45 (557,828)

PAPUA NEW GUINEA

By May 30, 2008, all PNG licences had been sold, although legal transfers to the purchasers await receipt of governmental approval.

Undeveloped

Field / Prospect Name	Permit Number		Permit Expiry	Ownership Interest (%)	Gross Area (km2 (acres))	Net Area (km2 (acres))

Douglas	PPL 235	(5)	Aug 29, 2009	35.00	2910 (719,076)	1,018 (251,676)
	PPL 261	(5)	Nov 23, 2012	50.00	4200 (1,037,841)	2,100 (518,921)
Stanley	PRL 4	(3)	Aug 31, 2010	28.92	340 (84,016)	98.33 (24,297)
Ketu, Elevala	PRL 5	(3)	Feb 14, 2010	10.712	770 (190,271)	82.48 (20,382)
TOTAL (PNG) (Undeveloped)					8,220 (2,031,204)	3,299.31 (815,276)

*	The Company is the operator of these permits.

(1)

Due to the acquisition of International Resource Management Corporation Ltd in November 2007, the Company increased its percentage interest from 25.1% to 44.9% effective November 2007. The Company has entered into an agreement to purchase from another joint venture participant an additional 5.1% interest, contingent upon completion by that party of the purchase of a further 15.1% interest in these permits and legal transfer of the permits. Completion of that purchase has occurred but the transfers remains subject to governmental approval. Accordingly the Company’s interest is likely to increase by a further 5.1%, after report date.

(2)

The Company holds different percentage net interests in each of two joint ventures over the same permit area, which area is divided stratigraphically between the two permits. The Company uses an average net percentage of 57.2% to approximate net interest. Although Cardiff is not yet Developed, the permit area is Developed via the Cheal Field wells, and therefore the entire permit area is treated by the Company as Developed.

(3)

The Company assigned operatorship of PRL 4 to InterOil, by agreement with the joint venture parties, with effect from March 3, 2008, and agreed to sell its interests in PRL’s 4 & 5 to another joint venture participant, which sale completed on May 30, 2008, although legal transfer of the licences remains subject to final governmental approval.

(4)

The Company has farmed-out an 80% interest in, and transferred operatorship of, this permit with effect from May 20, 2008, but legal transfer of the interest remains subject to receipt of governmental approval.

(5)

On May 26, 2008, the Company announced it has agreed to sell PPL’s 235 & 261 to its joint venture participant in those permits, initial completion of which sale occurred on May 29, 2008. The sale is subject to further payments due and receipt of governmental approval of the transfer of the licences.

PEPs 38766 and 38258 (New Zealand) were surrendered during 2007, after an analysis of the Company’s prospects inventory and forward plans. PEP 38745 expired during 2007, at the end of its second 5-year term. PEPs 38765 and 38741 (New Zealand) were surrendered in February 2008, after further assessment of the prospects, exploration risks and financial commitments required in each permit area.

Where its “ownership interest” in a property is less than 100%, this is because the Company holds its interests through a joint venture with one or more other industry participants. Substantially all of the Company’s exploration and development activities are conducted jointly with third parties under joint venture agreements. Joint venture agreements are considered ordinary course contracts and hence are not attached hereto as exhibits. The terms of the joint venture agreements generally provide that the Company must bear its pro rata share of exploration and development costs and is entitled to that share of production income or proceeds of sale of the property. If a participant in a joint venture fails to pay its share of joint venture approved costs, it will be subject to dilution of its interest in the joint venture, and hence in the permit. In certain events the Company, like any other participant in the joint venture, can lose its entire interests in the joint venture (and hence in the property) for failure to pay its share of costs or for material breaches of the joint venture agreement.

Company’s History of Business and Operations

KAHILI FIELD

In the Company’s New Zealand permit PEP 38736, the Kahili-1B sidetrack well, drilled in November 2002, encountered a 115 feet gross hydrocarbon column in the Tariki sandstone. Analysis of pressure data from flow testing carried out on the uppermost 50 feet of this zone indicates sufficient gas-condensate reserves to justify development. A review of the development options available was completed during 2003.

In April 2003, a gas prepayment agreement was entered into with a New Zealand company, NGC New Zealand Limited (NGC, now called Vector), whereby NGC provided $1,550,400 towards the Company’s ongoing exploration programs. In return, NGC will receive the first $1,550,400 of gas supplied by the Company to NGC without payment, under contracts to be negotiated at then prevailing market rates. The Company must negotiate in the first instance with NGC, and if no contract is entered into within a certain time period after notification, the Company is free to seek other markets for the gas. If the amount is not discharged through gas sales to NGC over a ten year period, it must either be repaid by the Company or may be converted into share equity in one of the Company’s New Zealand subsidiaries.

In January 2004, a gas sales agreement was signed with NGC for the Kahili gas-condensate field (PEP 38736, now covered by mining permit PMP 38153) in the onshore Taranaki Basin, New Zealand. NGC constructed, owned and operated a separation plant to process the raw well stream. NGC also installed 12 km of pipelines to connect Kahili gas to the existing NGC pipeline infrastructure. The Kahili field was commissioned in August 2004. After initial flow, production declined rapidly, and the well was shut-in during November 2004. A different well performance to that recorded in the May 2003 production test (on which field development was based) is still not understood; but it is unlikely this well will produce again; and the field reserve estimate and financial statement value has been written down to zero, following an independent assessment. However, a Kahili-2 well placed higher on the mapped structure is being considered by the joint venture parties, and, subject to securing a farm-in participant or funding, is planned to be drilled in 2008. This may re-establish production from the field. See Item 17 Note 20 “Prepaid Gas Agreement”.

CHEAL FIELD

PEP38738 was acquired by the Company in October 2002, in return for the grant of a 25% net profit royalty. During 2003, the Company purchased the net profit royalties back, through its acquisition of all the permit interests of an Australian company, Horizon Oil NL, in several onshore Taranaki (New Zealand) permits and all of the shares in Totara Energy Limited (formerly Bligh Oil & Minerals NZ Limited), which company owned the royalty interests in PEP 38738. The permits acquired were additional interests in permits already held by the Company, together with a 10% interest in PEP 38718 (since surrendered).

In May 2003, the participants re-entered the Cheal-1 well, originally drilled in 1995, which had tested oil and gas from a shallow secondary target. A test of the Cheal-1 well in July 2003 flowed gas at rates up to 4.5 mmscfd in a one day test period. Suitable production test equipment was then installed and extended flow testing commenced in October 2005, in order to establish developable reserves. However, oil reserves could not be estimated conventionally, despite steady oil production during the test.

Cheal-A3X was drilled in May 2004 to test the Mt Messenger sands beneath the shallower Urenui oil/gas pay previously discovered in Cheal-1 & -2. This well discovered oil pay sands over a gross interval of ~60m (~200 feet) within the Mt Messenger formation. A flow-test of both the Urenui and the deeper Mt Messenger sandstones test program commenced in June 2004. Cheal-A4 was deviated from the Cheal-A site during October 2004 and Mt Messenger oil pay was again intersected. Extended production testing of the Cheal –A3X and Cheal-A4 wells was undertaken in 2005. The extended testing demonstrated that the wells were capable of stable flow rates.

An initial independent assessment of reserves in the Cheal field by Sproule International Limited was completed in April 2005, and was updated as at December 31, 2005, assigning 0.58 million barrels (Company share) of Proven Undeveloped oil reserves to the Cheal Field.

In December 2005 the joint venture ceased production testing of the Cheal wells in order to re-develop the field and optimise field production and oil sales strategy during the course of 2006. Gas was being flared to atmosphere (in compliance with consent conditions) but was then linked to electricity generation equipment (used to generate electricity on-site). Power surplus to site requirements is sold into the national electricity grid system.

A 3D seismic survey was conducted over the Cheal and Cardiff discoveries during 2006. The results of the survey are being used to determine bottom hole locations for the Cheal development wells and will be used to optimize the drilling and testing plan at Cardiff.

Development of the field commenced on grant of the mining permit (PMP 38156) in July 2006.

The production facilities have an initial design capacity of 2,000 barrels of oil per day and 3 million cubic feet of gas per day for up to ten development wells. They are located at the Cheal A site, receiving, processing and handling raw production from both the existing Cheal A site and from a second site, Cheal B, located a kilometre or so to the north. Engineering optimisation and design of the facilities allow capacity to be increased in the future should this be required.

In December 2006, the Company acquired a further 19.8% interest in the Cheal mining and exploration permits, by the purchase of all the shares in one of the other joint venture participants, Arrowhead Energy Limited.

Development of the northern portion of the field from the Cheal B site commenced in 2006, with four wells having been drilled by end 2006, three of which were completed as producers in early 2007.

The fourth well, Cheal B4, was an exploration well targeting Moki, Mt Messenger and Urenui sandstones to the north west of the field’s bounding fault. The well confirmed the presence of hydrocarbon charge outside the currently recognised limits of the field at the two upper levels, increasing confidence in the resource potential of the north western extension of the Cheal Oil Field. This well is currently temporarily suspended, awaiting further testing.

The Cheal production station was commissioned in August 2007, and officially opened on October 8, 2007. Final commissioning of the pipelines and Cheal-B site were completed ahead of schedule in December 2007. Most of the plant at the new production station was designed specifically for the production station, in order to deal effectively and efficiently with the specific nature of the hydrocarbons being produced. The vessels, heat exchangers and piping are specific to the Cheal process. The design of the power fluid pump, the coalescing filter, and export compressor have been patented by their respective suppliers, and all instrumentation is covered by patents.

For Cheal field production, the Company has developed two avenues for disposal of associated gas – electricity generation on-site (including export of surplus electricity to the national electricity grid system), and a gas sales contract for sale of gas into the national domestic reticulation system. The first of these can only account for a maximum of 240 Mcf per day. During current production, associated gas produced is in the order of 500 Mcf per day, necessitating export of gas for treatment and sale via the gas sales contract as well.

Cheal oil is trucked to nearby Waihapa Production Station, or to the Omata Tank Farm at New Plymouth for storage and on-sale, under agreed sales contracts.

CARDIFF FIELD

In 2004, the Joint Venture participants in PEP 38738 applied for and received approval from the New Zealand government to divide the permit into a ‘deep’ permit (PEP38738-02 - covering all pre-Miocene strata) and a ‘shallow’ permit (PEP38738-01 – covering all strata from present to base of Miocene). The Joint Venture parties agreed with Genesis Power, a New Zealand State Owned Enterprise and the leading generator and retailer of electricity and gas in New Zealand, to drill Cardiff-2, a deep gas well, funded by Genesis as to the first NZ$15million (approx $11million) of drilling and testing costs of this well. In consideration for this, Genesis acquired a 40% equity interest in the petroleum rights in PEP38738-02, and associated rights to purchase all gas for certain specified prices. The transaction included a gas sales agreement requiring the JV to offer available gas from PEP38738-02 to Genesis for sale in priority to other purchasers, at an indexed price. The Company and the JV participants retained all rights to shallow petroleum in PEP38738-01, including the Cheal field and similar prospects.

In August 2007, the Company agreed to acquire all of the shares of International Resource Management Corporation Limited (now called Titoki Energy Limited), a privately held New Zealand-incorporated company with interests in the permits over the Cardiff field and surrounding exploration acreage, in which the Company also holds interests. This transaction was closed in November 2007. The Company entered into another agreement in January 2008 to purchase from another joint venture participant an additional 5.1% of PEP 38738-02 and PMP 38156-02 (Cardiff), contingent upon that party’s completion of the purchase of an additional 15.1% interest in these permits and legal transfer of the permits.

The Cardiff-2 well has been drilled and cased, and three initial ‘frac’ stimulations of separate gas bearing reservoirs have been successfully completed. Clean-up of the well-bore and reservoirs and initial flow-test results were inconclusive. A mining permit (PMP 38156) was granted over the Cheal and Cardiff fields in July 2006. The Cardiff-2A ST1 well was worked over during November and December 2007, additional wireline work was completed on the well in January 2008, with flow testing of the K3E zone commencing in late February 2008. Well testing is currently still ongoing with the well shut-in for a second extended pressure build-up period following a flow period of the Kapuni, K3E formation at the end of April 2008. It is unlikely that additional operations will proceed before an independent review of all well tests performed in the well (including the McKee and K1A test previously performed, in addition to the more recent K3E test) has been completed.

DOUGLAS DISCOVERY

An exploration drilling operation in Papua New Guinea was announced in February 2005. A British public unlisted company, Rift Oil plc funded the first $6million of expenditure on the Douglas-1 well, which tested a large, seismically defined structure in the foreland area of the productive Papuan Basin. This well was confirmed as a discovery in 2006. The well was suspended while further studies including seismic evaluation, and analysis and negotiations to obtain and assess commercialisation options were undertaken. A Memorandum of Understanding was signed in March 2007 to evaluate a proposal to supply gas to an Australian company via a pipeline. During 2007, the operator of PPL 235 (Rift Oil plc) continued to assess the opportunities to sell Douglas gas, and the Papua New Guinea government issued licence terms for years 5 & 6 (2007 to 2009) of the licence requiring the drilling of one well (Puk Puk well, which was spudded on May 10, 2008), the drilling of an optional well contingent on the results of the first well and a seismic acquisition requirement.

On May 26, 2008, the Company announced an agreement to sell its interests in Douglas (PPL 235) and in PPL 261, to Rift Oil, subject to certain conditions precedent. Initial completion of the transaction was made on May 29, 2008, but additional consideration is due for payment within 3 months, and within 12 months, upon receipt of governmental approval of the legal transfers of the licences.

STANLEY DISCOVERY

The extension of the term of PRL 4 (Papua New Guinea) was granted in September 2007, after lengthy negotiations with the PNG government. During 2007, the Stanley joint venture parties undertook additional infill seismic programme to firm up the structural interpretation of the Stanley Field and to assist with the selection of the Stanley-2 well location. At the same time, the joint venture parties have continued to progress the negotiation of a gas sales agreement with PNG SEL.

After 2007 year end, the Company announced an agreement to sell its interests in Stanley (PRL 4) and in PRL 5, to Horizon Oil, subject to certain conditions precedent. This transaction was completed on May 30, 2008, although the legal transfers of the licences remains subject to governmental approvals.

OTHER NEW ZEALAND EXPLORATION

Supplejack-1 (drilled in 2005) was originally considered to have future economic potential, dependent upon further wells being drilled in the near vicinity. However, after drilling the nearby Ratanui-1 well in February 2007, for which wireline log interpretation and associated seismic mapping did not indicate economic hydrocarbons, Ratanui-1 was plugged and abandoned. In early 2008, a decision was made by the joint venture parties to plug and abandon the Supplejack-1 and Supplejack South 1A wells. This work is expected to be undertaken during 2008.

In February 2007, PEPs 38766 (onshore Taranaki) and PEP 38258 (offshore Canterbury) were surrendered. Further surrenders were effected in February 2008 (PEPs 38765 and 38741 (onshore Taranaki)). PEP 38745 expired at the end of its second 5-year term in November 2007.

In March 2007, the Company was granted PEP 38524 in the southern offshore Taranaki Basin.

CORPORATE MANAGEMENT

2007 was a year of management change for the Company – during June /July 2007, the Company appointed three key new roles within management – Commercial Manager, Head Legal Counsel and Projects Manager. During further structural review in late 2007, the Commercial Manager’s role was later focussed more strongly towards the Cheal project, and the title changed to Cheal Asset Manager. The current incumbent of that position, Dr, Chris McKeown, resigned with effect from May 30, 2008. Mr. Richard Webber, the Chief Executive Officer and a director, resigned from the Company with effect from April 30, 2007. Mr. Thompson Jewell was appointed to replace him from May 1, 2007. Mr. Bruce McGregor, the Chief Financial Officer, left the Company on February 23, 2007 to pursue other opportunities. An interim CFO, Mr. David McKeogh, was contracted from PricewaterhouseCoopers, and a permanent CFO, Mr. Derek Gardiner, was appointed with effect from June 11, 2007.

Business Environment

The Company is subject to government regulation of the oil and gas properties it holds and of the operations it conducts on those properties, such those relating to waste disposal, toxic substances, prices, royalties, environmental protection, occupational health and safety, land access and use, permit conditions, as well as those regulations which relate to all companies operating in the relevant jurisdictions such as relating to corporate governance, withdrawal of capital from a country in which the Company is operating, taxation, and employment laws. The effects of those regulations are detailed in Item 3.D – Risk Factors, and in Item 4.D – Property, Plants and Equipment. Management does not believe that these regulations affect the Company’s business in a manner different from the effects on other companies competing in the same industry.

The Company strives to be competitive by utilising current technologies to enhance exploitation, development and operational activities. However, as noted in Item 3.D – Risk Factors, the oil and gas industry is highly competitive. The Company actively competes for prospect acquisitions, exploration permits and licences, drilling equipment and services, access to production infrastructure, and employment of skilled industry personnel, and for capital to finance such activities, with a substantial number of other oil and gas companies, many of which have significantly greater financial and personnel resources than the Company. The Company’s competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

Certain of the Company’s customers and potential customers are themselves exploring for oil and natural gas, and the results of such exploration efforts could affect the Company’s ability to sell or supply oil or gas to these customers in the future.

The Company’s business operations and revenue are not seasonal, except to the extent that:

•	forecast weather may determine the timing of operations, and weather delays may affect the speed of completion of operations; and

•	its revenues are generally reliant on international oil prices, which are partially affected by seasonality.

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

The Company’s business does not rely on the supply of raw materials to it, as it operates in an extractive industry. The volatility of international oil prices (as discussed above) affects the Company’s revenue, rather than its expenses.

Production and Revenue

The Company sells oil and gas from producing or pre-producing properties (noted as “Development” in the above table) in which it holds an interest.

OIL

In 2005 the Company recognised proved reserves in respect to the Cheal oil field discovery. Development of the Cheal field commenced in August 2006. Simultaneous production from testing operations occurred from July to December 2006 and re-started in February 2007, from new development wells drilled in December 2006. The production station construction programme was slightly delayed, with first permanent production commencing in Q3 2007.

During 2005, 2006 and 2007, the Company sold all oil produced from its production testing of Cheal and Cardiff fields, on short-term temporary arrangements at world parity prices (less costs, fees and royalties). Permanent production oil and gas is now sold under longer-term sales contracts. Selling price remains based on world parity prices (less costs, fees and royalties).

In 2005, 2006 and up to December 2007, the Company sold virtually all of its oil production to Swift Energy NZ Ltd. From December 2007, the Company commenced selling Cheal production to Shell (Petroleum Mining) Company Limited. Details of revenues, by geographic region and by category, are included in Item 4.D – Property, Plants and Equipment.

GAS

There is no spot market for natural gas in New Zealand; therefore all gas sales are made under long term contracts for the primary purpose of electricity generation or reticulation to homes and businesses.

The Company achieved a small amount of gas and condensate production from the Kahili discovery in 2004. However all Kahili reserves were written off in 2004, based on an independent report by Sproule International Limited. There has been no further production from the Kahili field since this time.

The Company did not sell any gas in 2005 or 2006. Solution gas associated with oil from the Cheal field was initially flared to atmosphere (in compliance with consent conditions) but was later (September 2005) linked to electricity generation equipment, which equipment is used to generate electricity on-site at Cheal. Prior to completion of gas export pipelines in December 2007, any power surplus to site requirements was sold into the national electricity grid system. Since that time, gas surplus to electric generation requirements is now exported to the nearby Waihapa treatment station, for treatment under processing contract, followed by delivery under sales contracts to another third party.

The 2005 independent reserves evaluator’s report on Cheal also summarized the resource potential of the Cardiff structure, but as hydrocarbons had not at that time, nor as at December 31, 2007, been flow-tested from Cardiff-2A ST1 in a controlled and sustained manner, no reserves have been assigned to Cardiff. The Cardiff-2A ST1 well did produce gas and condensate on production test during 2005. Gas was flared to atmosphere (in compliance with consent conditions) and condensate was sold at world parity prices (less costs, fees and royalties). Some flow testing of Cardiff-2A ST1 was undertaken during 2006, and testing of the K3E zone in the well commenced February 25, 2008.

The Douglas-1 exploration well (PPL 235; Austral 35%) and the Stanley well (PRL 4; Austral 28.92%) in Papua New Guinea have both been determined to be gas discoveries and have been suspended while further studies and analysis and negotiations to obtain and assess commercialisation options were undertaken. Both these licences have in 2008 been sold by the Company to other joint venture participants within the respective licences.

C. Organizational Structure

The Company (a Canadian-incorporated company, whose common shares are listed on the AMEX in the U.S., the TSX-V in Canada and the NZSX in New Zealand) is the parent company of, and conducts its operations through, several material wholly-owned subsidiaries, as set out below (as of May 31, 2008):

Subsidiary Companies	Jurisdiction of Incorporation	Business of Subsidiary	% Ownership & Voting Power

Source Rock Holdings Limited	New Zealand	Holding company	100%

Austral Pacific Energy (NZ) Limited	New Zealand	Oil and gas exploration and development	100%

Millennium Oil & Gas Limited	New Zealand	Oil and gas exploration and development	100%

Rata Energy Limited	New Zealand	Oil and gas exploration and development	100%

Totara Energy Limited (3)	New Zealand	Oil and gas exploration and production	100%

Titoki Energy Limited (1)	New Zealand	Oil and gas exploration and development	100%

Puka Energy Limited (2)	New Zealand	Oil and gas exploration	100%

Hebe Energy Limited (2)	New Zealand	Oil and gas exploration	100%

Matai Energy Limited (2)	New Zealand	Oil and gas exploration	100%

Austral Pacific Energy (PNG) Limited	Papua New Guinea	Oil and gas exploration and development	100%

(1)	Acquisition completed November 12, 2007. Name changed from International Resource Management Corporation Limited on November 20, 2007.

(2)

These companies were incorporated in March 2007and later received assignment of various permit interests from Austral Pacific Energy (NZ) Limited. Their names were changed from Austral Pacific NZ No.1 Limited, Austral Pacific NZ No.2 Limited and

Austral Pacific NZ No.3 Limited respectively, in June 2007.

(3)

Three subsidiaries of Austral Pacific Energy (NZ) Limited (Kanuka Energy Limited, Arrowhead Energy Limited and Totara Energy Limited) were amalgamated into one company called Totara Energy Limited, with effect from February 1, 2008.

All the wholly-owned subsidiaries are controlled by the Company. There are no restrictions on the Company’s ability to determine the boards of directors of these subsidiaries, except the requirement in PNG that one director must be a resident of Papua New Guinea.

D. Property, Plants and Equipment

Material Tangible Fixed Assets

The Company’s major operations and principal activities are in the oil and gas exploration and production business. The Company has operated in two countries in the past three years: New Zealand and Papua New Guinea, and owns interests via its wholly owned subsidiaries in joint ventures in government issued petroleum permits or licences in those two countries, as set out in the table at Item 4.B – Business Overview under the heading “Company Properties”. These licences and permits authorise the Company to prospect and explore, and (in certain permits) to mine, for hydrocarbons.

The Cheal field production facilities were constructed during 2006 and 2007, commissioned in August 2007, and officially opened on October 8, 2007. Final commissioning of the pipelines and Cheal-B site were completed ahead of schedule on December 10, 2007. The Company owns a 69.5% interest in these assets, via the PMP 38156-01 joint venture. The Cheal Production Facilities have a nominal throughput capacity of 2000 barrels of oil per day.

The Company also owned, until its sale with effect from May 29, 2008, a 35% share in a drilling rig, acquired during 2005 for drilling the Douglas well in Papua New Guinea (sold as part of the Douglas transaction). Other than these assets and its petroleum properties, the Company holds minor office assets for the purpose of operating the business, and some oilfield equipment and materials.

See more detailed descriptions of the Company’s principal petroleum properties below, under the heading “Principal Petroleum Properties”.

Major Encumbrances Thereon

At May 31, 2008, the Company had the following encumbrances, liens or mortgages on its assets:

•

a security interest granted by Millennium Oil & Gas Limited to NGC New Zealand Limited (now called Vector Gas Limited) over Millennium’s 25% interest in PMP 38153 (Kahili), to secure performance of the Company under the gas prepayment agreement referred to at Item 17, Note 20(a) of the 2007 Consolidated Financial Statements;

•

a security interest granted by Arrowhead Energy Limited (now amalgamated with Totara Energy Limited) to NGC New Zealand Limited (now called Vector Gas Limited) over Arrowhead’s 33% interest in PMP 38156-01 (Cheal) and its 25% interest in PMP 38153 (Kahili), to secure Arrowhead’s performance under the gas prepayment agreement referred to at Item 17, Note 20(b) of the 2007 Consolidated Financial Statements;

•

a security interest granted to Investec Bank (Australia) Limited has been given over all present and after-acquired property of the Group (as that term is defined in the facility documents, refer to Exhibit 2.1) in relation to the loan facility. Following the completion of certain events, security will be reduced to the interests of the Company within the Cheal project, the Cheal project documents, the Risk Management Facility, the Debt Service Reserve Account and the Proceeds Accounts.

The Company does not act as a producer under any long-term supply or similar agreements with foreign governments or authorities. The Company does not obtain any natural gas liquids production through or from plant ownership rather than through permit ownership.

Regulatory Regime

The general rules applicable to the Company’s permits and licences are as follows:

NEW ZEALAND

Unless otherwise indicated, Petroleum Exploration Permits granted in New Zealand provide an exclusive right to explore for petroleum for an initial term of five years, renewable for a further five years over one-half of the original area. Upon application, the holder is required to commit to do certain work in the permit area, during the permit term. Permit holders can apply for changes to the committed work programs under certain circumstances. If a discovery is made, the permit holder may be entitled to apply for a Petroleum Mining Permit, granted for a term of up to 40 years from the date of issue. The New Zealand government has reserved a royalty from the sale of petroleum products. For any discovery made between June 30, 2004 and December 31, 2009, the royalty will be the greater of (A) 1% of the net sales revenue (from natural gas) and 5% of the net sales revenues (from oil); or (B) 15 to 20% of accounting profits from the sale of petroleum products. For other discoveries, the royalty will be the greater of (A) 5% of net sales revenue or (B) 20% of accounting profits.

PAPUA NEW GUINEA

Petroleum prospecting licences granted in Papua New Guinea provide for the exclusive right to explore for petroleum for an initial term of six years, renewable for a further five years over one-half of the original area, and the right to enter into a Petroleum Development Licence or Petroleum Retention Licence upon a discovery. Petroleum retention licences granted in Papua New Guinea provide for the exclusive retention of interest in the permit for an initial term of five years, renewable for a further five years over the original area, while development options are progressed. The Petroleum Development Licence provides the right to produce any oil and gas discovered for a period of up to 25 years and may be extended for a further period of up to 20 years from discovery, subject to a maximum 22.5% participating interest that can be acquired by the Government of Papua New Guinea and 2% royalty to the government, which royalty the government pays (all or part of) to project area landowners, local-level Governments or provincial Government in agreed or determined proportions. The participants can apply for extensions or reductions of the committed work programs for the licences under certain circumstances (by way of an Application for Variation of the Work Program).

Environmental Risks and Hazards

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of local and international conventions, laws and regulations. Pro-active management by the Company of environmental concerns can reduce its exposure, and procedures are in place to ensure care is taken in the day-to-day management of the Company’s oil and gas properties. Company management believe that the Company follows best international oil field practices in this area. Environmental legislation provides for, among other things, restrictions or prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. Exploration legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material.

Drilling hazards or environmental damage can greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include, but are not limited to, delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, encountering unexpected formations or pressures, premature decline of or invasion of water into reservoirs, blow-outs, cratering, sour gas releases, fires and spills, insufficient storage or transportation capacity, or other geological, infrastructure and mechanical conditions. While close well supervision and effective maintenance operations can contribute to maximizing production rates and recoveries over time, and cash flow and revenue forecasts attempt to realistically estimate production declines, production declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect the long term continuity of revenue and cash flow levels to varying degrees.

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

Carbon Emissions Regime

The New Zealand government is a signatory to the Kyoto protocol and in order to meet the requirements of this protocol it is in the process of implementing Climate Change initiatives. Recently the government released a Framework for a New Zealand Emissions Trading Scheme and the New Zealand Energy Strategy. The government has signalled in these documents the intention to implement an emissions trading scheme and measures to encourage the use of renewable sources of power for electricity, to only allow new thermal generation in circumstances where security of supply requires, to reduce transport emissions and to promote efficiency in the use of energy.

A proposed bill is now before the NZ Parliament and under going the consultation process to introduce a cap and trade emissions trading scheme. Liquid fossil fuels are proposed to come under the schemein January 2009 and natural gas in January 2010. The unit of trade is proposed to be linked to international Kyoto units. The bill also proposes a 10 year moratorium on the building of new thermal power generation unless required for security of supply. To fit within the exception, an exemption will be required from the Minister of Energy who will make this decision based on advice from the NZ Electricity Commission.

Austral, along with other members of the oil and gas exploration and production community in New Zealand is involved in the government consultation process. Austral is also assessing the potential effect on its business of the proposed government initiatives. The current expectation is that Austral oil sales will be exempt from the scheme given these are exported to the East Coast of Australia. Austral is also monitoring Australian government climate change initiatives in this regard.

In regard to natural gas, given that New Zealand gas sales from January 2010are likely to be covered by the emissions trading scheme, Austral is in the process of reviewing sales contracts to ensure Austral is able to pass on the costs of purchasing emission trading units. It is also assessing the longer term potential impact on the NZ market for natural gas given the New Zealand’s government proposed 10-year moratorium on new thermal generation. Austral does not expect the proposed ban to reduce gas demand in the short term. In addition, Austral has in place gas sale contracts which require the buyer to take Austral gas for the life of the Kahili field and for 10 years from Cheal.

Principal Petroleum Properties

For definitions of technical terms used in the description of properties, see the Glossary of Terms on page 3.

The Company’s individual properties and their locations are listed in Item 4.B – Business Overview under the heading “Company Properties”, and capital expenditure over the last 3 fiscal years, development plans, and nature of the Company’s interests for the Company’s significant properties are set out below. Estimated capital expenditure on forward programmes is set out in Item 5.B – Liquidity and Capital Resources under the heading “Material Commitments for Capital Expenditure”. A number of the forward programmes discussed have not yet received joint venture or governmental approval and may not necessarily proceed. Also, depending upon the outcomes of some of these programmes, different decisions may be reached to vary work programmes, modify or abandon them altogether.

In New Zealand, the Company’s properties in New Zealand are exploration permits, except for the Cheal (PMP 38156-01), Cardiff (PMP 38156-02) and Kahili (PMP 38153) properties. In Papua New Guinea (where the interests have been sold effective May 2008), the Elevala and Ketu (PRL 5) and Stanley (PRL 4) discoveries are not proven, and are held in “retention” licences for further appraisal, while the Douglas (PPL 235) discovery is still being evaluated and remains under a prospecting licence.

NEW ZEALAND

The Company’s principal New Zealand properties are located in the Onshore Taranaki Basin of the North Island of New Zealand. The Taranaki Basin is located on the west coast of the North Island. The sediments in the Taranaki Basin encompass a depth of some 25,000 feet with complex structure and geology. Compression across the eastern portion of the Basin created a thrusted fold belt up to ten miles wide, which contains the McKee, Tariki, Ahuroa and Waihapa-Ngaere fields. Further west in the onshore region are the fault bounded Kapuni, Ngatoro, Kaimiro and Cheal fields. All these fields are currently in production – Cheal for the Company, and the other fields for other owners.

The following figure shows the locations of the Company’s permits in New Zealand:

Cheal (Shallow) and Cardiff (Deep) Fields
PMP 38156 and PEP 38738
(Shallow 69.5%; Deep – 44.9%)

PEP 38738 and PMP 3156 are divided into deep (-02) and remainder or shallow (-01) strata sections. The separate strata sections are held by separate joint ventures. The Company holds interests in both the deep and shallow sections, and in both the mining and surrounding exploration areas.

A joint 3D seismic survey was conducted over the Cheal and Cardiff discoveries during 2006 ($1.65 million, 100% cost). The results of the survey are being used to determine bottom hole locations for new Cheal wells and to optimize the drilling and testing plan at Cardiff.

Cheal Field (Shallow – PMP 38156-01)

In December 2005, the joint venture agreed to cease production testing of the Cheal A1, A2, A3X and A4 wells previously drilled, in order to agree a field development plan that would maximise production and value from the field. Extended production testing (expenses of $0.82 million incurred, 100% cost) of the Cheal wells using temporary test production facilities re-commenced on July 25, 2006. During 2006, a total of 28,352 barrels of oil (100%) was produced. The oil was transported to the Waihapa Production Station where it was sold to Swift Energy NZ Ltd; the gas produced in association with crude oil production was used to generate electricity for on-site use.

The development of the Cheal oil field was planned, submitted to and approved by the joint venture participants during 2006. An application for a mining permit over the field was submitted to and approved by the Ministry of Economic Development. A Petroleum Mining Permit (PMP 38156) covering the Cheal oil field was granted on July 26, 2006 for an initial term of 10 years. There is a right to extend the term of the mining permit following delineation of further reserves. Upon approval of the development plan, and grant of the mining permit, development of the Cheal oil field commenced from August 2006.

In Q4 2006, four wells (Cheal-B1, B2, B3 and B4) were drilled from a second site, Cheal B, located to the north of the original Cheal (A) site. Cheal-B1, B2 and B3 were completed as producers during early 2007. Cheal B4 was an exploration well targeting Moki, Mt Messenger and Urenui sandstones to the north west of the field’s bounding fault. The well confirmed the presence of hydrocarbon charge outside the currently recognised limits of the field at the two upper levels, increasing confidence in the resource potential of the north western extension of the Cheal Oil Field. This well will be sidetracked in due course and completed as a producer. Total expenditure on drilling the four Cheal B wells and completing three wells was $9.19 million (100% cost).

Construction of the Cheal Production Facilities at the Cheal A site commenced in Q3 2006. Construction was completed in Q3 2007. The pre-commissioning test phase commenced on August 10, 2007 and first oil was produced through the facilities in September 2007. The facilities are now fully certified and were formally opened on October 8, 2007. Cheal-B1, B2 and B3 were brought into production in December 2007 following the completion of the tie-ins to the pipelines connecting the Cheal B site with the Production Facilities at the Cheal A site. Total expenditure on the production station and pipelines to December 31, 2007 was $20.11 million (100% cost).

Commercial arrangements for the transportation, storage, processing and sale of both crude oil and gas production have been completed and are in operation. In fiscal 2007, the Cheal Oil Field produced a total of 132,805 barrels of oil (100%; company share 92,299 bbls (69.5%)). The oil was transported to the Waihapa Production Station where it was sold to Swift Energy NZ Ltd. Gas produced in association with crude oil production is used to generate electricity for on-site use, with the excess electricity initially being sold into the local grid. The export of excess gas via a pipeline to the Waihapa Production Station commenced in December 2007. Production during May 2008 averaged a rate of 505 barrels oil per day and 773 mscf gas per day (100%; Company share 69.5%).

The short-term Cheal drilling programme targets an additional production of 400-500 bpd by Q4 2008. The Cheal A6 well spudded on June 10, 2008, with Cheal A7 well due to commence approximately July 3, 2008.

The Company is the operator of the Cheal project on behalf of the joint venture, and owns a 69.5% beneficial interest in the Cheal Field. An independent report by Sproule International Ltd (dated December 31, 2007 (see Exhibit 15)) ascribes 2.906 million BOE’s (100%; company share 2.020 mmboe (69.5%)) of 2P (proved and probable) reserves to the Cheal Field.

Cardiff Field (Deep – PMP 38156-02)

Cardiff-2A well was deviated out of the Cardiff-2 (Dec 2004) borehole, and drilled (with one sidetrack) , during 2005, to a depth of 4,931m (16,178 feet) and successfully logged and cased in preparation for production testing. Three test zones within the Kapuni formation were hydraulically fractured and perforated. Flow testing was hindered by the inability to isolate the test zones from each other. It is apparent that the middle zone (K1A sands) is producing water which is cross-flowing into the upper lower pressure zone (McKee sands). In early 2006, the K1A sands were partially isolated from the McKee sands and a production test commenced to determine the flow rate from the McKee sands. However, the plug used to isolate the K1A sands did not completely isolate the K1A zone, and further work was required to isolate this zone. Flow testing of the McKee zone recommenced in late May 2006. This series of flow and pressure build-up tests indicated an improvement in well productivity. This was reflected in flow rates which at times exceeded three million cubic feet per day of gas and 100 barrels per day of light oil and condensate.

On the basis that commerciality had been demonstrated from the test of the McKee zone, the grant of PMP 38156 also included the Cardiff field.

The joint venture participants obtained specialist fracture technology advice which, combined with the results of the in-house reservoir simulation studies which have been undertaken, has enabled them to determine an optimum testing programme for the K3E interval. Additional desk-top and simulation studies have also been undertaken during 2007. Total expenditure on preparatory work was $0.32 million (100% cost).

In August 2007, field operations re-commenced for the workover of the Cardiff-2A ST1 well, ahead of a flow test of the K3E reservoir interval. The upper McKee Formation was isolated and a drilling rig was mobilised to the site in November 2007. The workover of the Cardiff 2A-ST1 well was completed in January 2008 ($3.8 million, 100% cost). Testing operations on the K3E zone commenced on February 25, 2008, and are currently still ongoing with the well shut-in for a second extended pressure build-up period following a flow period of the Kapuni, K3E formation at the end of April 2008. The results to date support the current evaluation that the K3E formation is most likely badly damaged and/or tight and unlikely to flow commercial quantities of gas from this location. Options to additionally perforate/complete and flow test the K3E and/or perforate and flow test additional Kapuni sands are still under consideration depending upon the results of the ongoing well test and final evaluation. However, it is unlikely that these operations will proceed before an independent review of all well tests performed in the well (including the McKee and K1A test previously performed in addition to the more recent K3E test) has been completed.

No reserves have yet been assigned to this property.

The Company is the operator of the Cardiff Field. In August 2007, the Company entered into an agreement to acquire all of the shares of International Resource Management Corporation Limited (IRM) (see Exhibits 4.13 and 4.14). IRM held a 19.8% interest in the Cardiff Field. The purchase of the shares of IRM was completed in November 2007. This purchase increased the Company’s interest in the Cardiff Field to 44.9%. On 8 January 2008, the Company entered into an agreement to purchase from another joint venture party an additional 5.1% of PEP 38738-02 and PMP 38156-02 (Cardiff) contingent upon it completing the purchase of another joint venture party’s 15.1% interest in these permits and legal transfer of the permits being registered. This purchase has completed, but legal transfer of the 15.1% interest remains subject to receipt of governmental approval, so the Company’s acquisition remains to be completed, as at May 31, 2008.

Kahili Field PMP 38153 (85%)

A seismic survey within the PEP 38736 permit area was undertaken in May 2005 and a further seismic line was acquired in March 2006. This infill seismic data suggested that the Kahili Field contains considerable updip potential. Subject to securing a farm-in participant or funding, the Company intends to drill the Kahili-2 well 140 metres updip and in the same structure as the original Kahili-1 well, which produced for a short period. If successful, Kahili gas-condensate could come back on-stream relatively quickly because of existing infrastructure, including a small gas treatment plant.

The Company holds an 85 percent interest in the Kahili Field and is the operator.

The surrounding exploration permit (PEP 38736) was surrendered in September 2006.

Other New Zealand Exploration Operations

In March 2007, the Company was granted PEP 38524 in the southern offshore Taranaki Basin. PEP 38524 is located immediately west and north of D’Urville Island and covers an area of 2,187 square kilometres. The first stage of the work programme requires Austral to undertake seismic reprocessing, acquire aeromagnetic data and complete either a 2D or 3D seismic survey by April 1, 2008. The Company has completed seismic reprocessing ($0.13 million, 100% cost), and in June 2007, the Company acquired 418km of aeromagnetic data ($0.02 million, 100% cost). Arrangements to acquire the required seismic survey were made, but the boat left for other work before the survey was commenced. An application to extend the time allowed for the seismic survey has been lodged with the Ministry of Economic Development. Preparations for acquisition of 2D or 3D seismic in 2008 continue.

The Company has, with effect from May 20, 2008, farmed-out an 80% interest in PEP 38524 to Australian Worldwide Exploration Ltd. (ASX: AWE). In return AWE has undertaken to fully fund acquisition of some 350km of 2D seismic within the permit. The farmout is subject to approval of a revised work programme by the Ministry of Economic Development

Management intends to continue an exploration programme in Taranaki by undertaking rigorous studies to mature and high grade other high impact, drillable prospects in the portfolio.

PAPUA NEW GUINEA

The following figure shows the locations of the Company’s permits in Papua New Guinea during 2007 and until May 30, 2008. By May 30, 2008, all PNG licences had been sold, although legal transfers to the purchasers still await receipt of governmental approval:

Douglas Field PPL 235 (35%)

The initial work stage of PPL 235 was to drill an exploration well within the first two years of the licence. The Douglas well was selected as being the best prospect and, in 2005, the Company obtained farm-in funding for the project which covered the first $6 million of drilling expenditure in exchange for a 65% interest in the licence. In order to drill the Douglas well expeditiously, the joint venture acquired a drilling rig in the U.S.A. and mobilised it, during 2005 and early 2006, to Papua New Guinea at a cost of approximately $4 million (100% cost). Drilling of the Douglas well commenced early April 2006 and drilling was completed within two months at a cost of approximately $8 million (100% cost). The well reached a total depth of 1978 metres (6340 feet). Wireline logs indicated that the well intersected two gas bearing columns, the first in the Alene sand and the second in the Toro sand. The results obtained from the drilling record, wireline logs and in particular from the Multi-Formation Tester, indicated that there are two reservoirs of sweet gas with good deliverability and likely moderate condensate content.

In the second half of 2006, Upstream Petroleum were engaged to undertake a pre-feasibility study designed to evaluate the options for commercialising the Douglas gas discovery in Papua New Guinea. The results of the study were received and reviewed in December 2006. The study discusses a range of technologies for commercialising the Douglas gas discovery, and identifies several potentially economically viable options. Two of these options, a major longer term project and another smaller scale but more immediate commercialisation opportunity, were actively pursued. In March 2007 a Memorandum of Understanding was signed with Alcan South Pacific to evaluate a proposal to supply 40 billion cubic feet of gas per year for 20 years to the Gove Refinery in the Northern Territory.

A 2D seismic survey was undertaken within PPL 235 in Q3 2007 ($1.69 million, 100% cost). The data acquired confirmed drilling locations on the northern sector of the Douglas Gas Field and has also confirmed the nearby Puk Puk prospect as being a valid exploration drilling target.

In September 2007, the joint venture received from the Department of Petroleum and Energy a years 5 and 6 work programme for the licence. The work programme requires the joint venture to drill an exploration well (Puk Puk-1), acquire 70km seismic and drill an optional well contingent upon the results of the earlier well.

The Puk Puk-1 well was spudded on May 10, 2008.

A new licence, PPL 261, adjacent to the PPL 235 area, in which Austral holds a 50% interest with Rift, was awarded in late 2006.

In May 2008, the Company sold its interests in both PPL’s 235 and 261, with initial completion of that transaction occurring on May 29, 2008. Further payments are due within 3 months, and within 12 months or earlier upon receipt of governmental approval of the legal transfers of the licences.

Stanley Gas Field PRL 4 (28.92%)

The Stanley-1 well was drilled in 2001.The interpretation of the wireline logs indicated a gas column of 13 metres in the Toro sandstone formation between 3125 metres and 3138 metres. The well was suspended without being flow-tested, given the absence of a readily identifiable market for the gas at that time.

In 2006, PNG Sustainable Energy Limited (PNG SEL) and the PRL 4 Joint Venture entered into a Memorandum of Understanding to evaluate the Stanley Gas Project. At the same time, PNG SEL entered into negotiations to supply power to the Ok Tedi mine. The Ok Tedi mine is located to the north of PRL 4. The mine currently sources its power from a combination of hydro and diesel. Hydro is the main source of power with diesel providing back up. The mine uses approximately 200,000 barrels of diesel per annum for power generation. The PNG SEL proposal is to back out the diesel consumption by replacing it with gas fired power generation utilising gas from the Stanley Field. Under the Stanley Gas Project, PNG SEL would buy Stanley gas for delivery to a power plant to be built immediately adjacent to the PRL 4 surface processing facility. The power would then be exported to the Ok Tedi mine by transmission lines.

In September 2007, a five year extension was granted to the term of PRL 4. The extension to the term of the licence was backdated to September 2005.

In Q4 2007, the Company acquired 44km of 2D seismic, designed to firm up the structural interpretation of the Stanley Field and assist with the selection of a Stanley-2 well location ($1.95 million, 100% cost). The joint venture is also reprocessing the historic K89 survey and this data will be integrated with the 2007 Stanley Seismic data. The joint venture is currently in the planning stage for an appraisal programme for the Stanley Field.

The Company assigned operatorship of PRL 4 to InterOil with effect from March 3, 2008. On March 17, 2008, the Company formally accepted an offer from Horizon Oil Ltd of the Company’s licence interests in PRL’s 4 & 5. This transaction completed on May 30, 2008, although legal transfers of the licences remains subject to receipt of governmental approvals.

Reserves

The Company’s reserves disclosures (refer to Exhibit 15) in the form of:

•	Statement of Reserves Data and Other Oil and Gas Information;

•	Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor; and

•	Report of Management and Directors on Oil and Gas Disclosure,

report on the Company’s reserves and production as at December 31, 2007 and for the 2007 fiscal year.

As at December 31, 2007, the Company had recognised proved hydrocarbon reserves in respect of the Cheal discovery, approximately 60% of which reserves are now classified as Developed. The Cardiff, Stanley and Douglas discoveries are still subject to appraisal and production testing, and the Company has not recognised any reserves with respect to them. The Company therefore only has reserves located in New Zealand at the Cheal Field. The Kahili Field is classified as Developed, but had no reserves attributed to it at present.

In the 2005 fiscal year, an independent assessment of the Cheal discovery by Sproule International Limited in April 2005 (updated as at December 31, 2005) was completed, under which Sproule assigned 0.580 million BOEs (Company share) of Proved Undeveloped reserves to the Cheal Field. The April 2005 Sproule report also summarized the resource potential of the Cardiff structure, but as hydrocarbons had not at that time, nor as at end 2005, been flow-tested from Cardiff-2AST1 in a controlled and sustained manner, no reserves were assigned to Cardiff.

For the 2006 fiscal year, Sproule International Limited’s report of their independent evaluation assigned 1.643 million BOEs (Company share 1.142 million BOEs) of Proved Undeveloped reserves to the Cheal Field.

For the 2007 fiscal year, the Cheal reserves were further re-evaluated, Sproule assigning a total of 1.562 million BOEs (Company share 1.086 million BOEs) of Proved reserves to the Cheal Field, as at December 31, 2007 (refer Reserves table below, and Exhibit 15).

	Reserves, Working Interest Before Royalties - constant prices

	As at December 31, 2007		As at December 31, 2006		As at December 31, 2005
	Oil & Liquids	Natural Gas	Oil & Liquids	Natural Gas	Oil & Liquids	Natural Gas
	(Mbbls)	(MMcf)	(Mbbls)	(MMcf)	(Mbbls)	(MMcf)

Proved
New Zealand:
Cheal - Developed	586	498	—	—	—	—
Cheal - Undeveloped	360	342	1,037	629	517	378

Total Proved	946	840	1,037	629	517	378

Standardized Measure of Undiscounted Net Cash Flows:

	US$’000	US$’000	US$’000

New Zealand:
Revenue	94,648	60,943	30,598
Less: Future production costs	(19,289)	(9,224)	(4,798)
Less: Future development costs	(5,546)	(16,430)	(4,891)

Net Revenue	69,813	35,289	20,909
Less: Taxes	—	—	—

Net income	69,813	35,289	20,909
Discounted at 10%	(10,408)	(9,529)	(6,818)

Standardized Measure	59,405	25,760	14,091

All reserves for New Zealand permits are quoted before royalties, in accordance with reserves figures published by the Ministry for Economic Development in New Zealand. Royalties payable to the New Zealand government on the Company’s revenue are calculated on an annual basis as the greater of 5% of net sales revenue or 20% of adjusted accounting profits from the sale of petroleum products. The amount (and percentage) of royalty attributable to the reserves is therefore unable to be precisely calculated, and so reserves are quoted before royalties.

The change in the standardized measure of discounted future net cashflow from 2006 to 2007 has been driven by the increase in the oil price used to calculate revenue, from $61.05 as at December 31, 2006, to $97.60 as at December 31, 2007. The significant decrease of $10,884,000 from 2006 to 2007 in future development costs included in the measure relates to development completed; which was offset by an increase of $10,065,000 in the estimate of future production (operating) costs from 2006 to 2007.

The main differences between the Company’s reported Proved reserves as at December 31, 2006 and December 31, 2005 can be attributed to:

•	Discoveries –three additional wells were drilled in the Cheal Oil Field – Cheal B1, B2 and B3;

•

Acquisitions – in December 2006 the Company acquired all the shares of Arrowhead Energy Limited. The acquisition of Arrowhead Energy Limited increased the Company’s interest in the Cheal Oil Field from 36.50 percent to 69.50 percent; and

•	Production – a total of 28,352 bbls of oil (100 percent) was produced in 2006.

Further changes in the Company’s reported reserves as between December 31, 2007 and December 31, 2006 can be attributed to:

•	Technical revisions added 327 MMcf (69.5%) of solution gas; and

•	Production – a total of 92 Mbbls of oil and 116 MMcf of solution gas (69.5%) was produced in 2007.

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

The December 31, 2007 undiscounted future net cash flow from proved oil and natural gas reserves is based on an independent assessment by Sproule International Limited using data provided by the Company and from public sources, and has been calculated with the inclusion of all estimated future production and development costs, before royalties. A discount factor of 10% was applied to estimated future cash flows to compute the estimated present value of proved oil and natural gas reserves. This valuation procedure, and the resultant estimated values, do not represent fair market value of the oil and natural gas properties to which they relate.

The undiscounted and discounted future net cash flows as at December 31, 2007, 2006 and 2005 have been evaluated by Sproule International Limited in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”).

Production

Production during 2005, 2006 and 2007 was substantially from the Cheal field in Taranaki, New Zealand, with very minor amounts produced from Cardiff field (also in Taranaki, New Zealand) during 2005. The Company has no specific long-term commitments to deliver a fixed and determinable quantity of oil or gas. However, the Company is constrained by the following:

•

The Company is required to nominate (on a rolling 3-month schedule) its intended oil deliveries for storage and sale. The Company has some storage available to it, to enable it to stock-pile oil when any shortfalls from forward nominations look likely to occur;

•

The Company was required to enter into financial hedges when it obtained a loan facility from Investec Bank. See discussion of the requirements and consequences of production levels imposed by these hedges under Item 11 – Quantitative and Qualitative Disclosures About Market Risk, under the heading “Derivative financial instruments”.

	Year Ended December 31, 2007		Year Ended December 31, 2006		Year Ended December 31, 2005

	Oil & Liquids (bbls)	Natural Gas (mscf)	Oil & Liquids (bbls)	Natural Gas (mscf)	Oil & Liquids (bbls)	Natural Gas (mscf)

Production
New Zealand	92,299	75,452	15,147	—	31,228	—

Year ended December 31,	2007	2006	2005

Average Sales Price (per bbl)	80.33	60.21	62.35
Average Production Cost (per bbl)	43.33	32.05	27.16

Drilling & Related Activities

As at May 31, 2008:

•

the Company has shut-in the Cardiff 2A ST1 well, after initial shut-in for pressure build-up and flow test (as discussed in Item 4.D – Property, Plants and Equipment under the heading “Principal Petroleum Properties – Cardiff Field”;

•	the Cheal A6 well commenced drilling on June 10, 2008, with Cheal A7 due to spud on approximately July 3;

•

7 gross (3.4 net) wells (including Cardiff 2A ST1) are temporarily suspended, pending testing and completion, or plug and abandonment decisions by the relevant joint venture parties, 2 gross (1.2 net) wells are suspended awaiting plug and abandonment;

•	the Company has interests in 6 gross (4.33 net) productive wells.

The number of wells drilled by the Company (net interest) in the previous 3 fiscal years are:

Year ended December 31,	2007	2006	2005

Exploratory – Productive	0.70	0.35	0.25
Exploratory – Dry	0.55	0.83	1.0
Development – Productive	2.09	—	—
Development – Dry	—	—	—

See additional disclosures relating to permit terms and acreages, developed and undeveloped, at Item 5.B – Business Overview under the heading “Company Properties”.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following explanation is management’s view of:

(a)

the Company’s financial condition, changes in financial condition, and operating results for the historical periods covered by, and should be read in conjunction with, the audited consolidated financial statements of the Company (see Item 17) as of December 31, 2007 and 2006, and for the years ended December 31, 2007, 2006 and 2005; and

(b)

management’s assessment of the causes of such changes in financial condition that have affected, and the factors and trends which are anticipated to have a material effect in future periods on, the Company’s financial condition and operating results.

The consolidated financial statements have been prepared in accordance with Canadian GAAP, and the discussions below refer to such financial statements, except where stated otherwise. Information relating to the nature and effects of significant differences to US GAAP is provided in Item 17, Note 27 of 2007 Consolidated Financial Statements.

A. Operating Results

SUMMARY

During 2007, the Company began production from permanent facilities at its Cheal field. It remains in the exploration, production testing or evaluation stage on its other oil and gas properties. The Company has reported a 2007 loss of $22,030,249 (under US GAAP – loss of $19,575,624 compared to a net loss of

$13,406,828 in the December 2006 year (restated 2005: $5,767,933). Total losses incurred from incorporation to December 31, 2007 are $63,118,912 (under US GAAP – total losses of $67,120,423).

Net loss per share (basic and diluted) was $0.74 in 2007 compared to $0.57 in 2006 (2005: $0.30).

Operating cash flows before financing and investing were -$598,252 in 2007 compared to -$1,429,378 in 2006 (2005: -$932,612). The improvement is mainly driven through the net revenue produced by Cheal (after derivative losses) and reduced expenditure on exploration in 2007, offset by the production and interest costs associated with Cheal and higher general and administrative expenses.

The Company’s operating and financial highlights for the year ended December 31, 2007 included the following:

•	Completing and commissioning permanent production facilities for the Cheal field;

•	Acquiring an increased interest in the Cardiff field, by purchasing International Resource Management Corporation Limited (IRM);

•	Implementing significant organisational changes, including the appointment of a new CEO and CFO; and

•	Placement of US$15.5 million (in cash and assets) of preferred and common shares during the year.

Subsequent to year end, the Company announced:

•

Sale of its interests in Stanley (PRL 4) and in PRL 5 to a subsidiary of Horizon Oil Limited (ASX: HZN) for $3.5 million, which transaction completed on May 30, 2008, although legal transfer of the licences remains subject to receipt of governmental approval;

•

Sale of its interests in Douglas (PPL 235) and in PPL 261 to a subsidiary of Rift Oil plc (AIM: RIFT) for $5 million, initial completion of such transaction occurring on May 29, 2008 ($2 million), with further payments due within 3 months ($1.5 million), and within 12 months ($1.5 million) or earlier upon receipt of governmental approval of the legal transfers of the licences, and withdrawal of outstanding claims between the companies;

•

Farm-out of an 80% interest in PEP 38524 to Australian Worldwide Exploration Ltd. (ASX: AWE) with effect from May 20, 2008. In return, AWE has undertaken to fully fund acquisition of some 350km of 2D seismic within the permit. The farm-out is subject to approval of a revised work programme by the Ministry of Economic Development;

•	The placement of 12,500,000 shares at $1.20 (together with a 1:1 warrant) issued in February 2008;

•

A renegotiation and restructuring of the terms of its loan facility with Investec Bank (Australia) Limited and agreement to fully repay the facility by December 15, 2008 (through production revenues and capital raising);

•	The close out of the Company’s future crude oil contracts, and a short term loan from Investec for $17.8 million; and

•

The agreement with TAG Oil Ltd. to settlement of all outstanding disputes between the companies in relation to the Cheal project. The settlement agreement requires the net payment by the Company to TAG of $1.6 million in a combination of cash, stock and expected forward production from the Cheal A7 well and the issue of 2,273,000 Austral shares to TAG, which issuance occurred on Jun 9, 2008.

Construction of the Cheal Oil Field production station at the Cheal A site commenced in Q3 2006 and was completed in Q3 2007. The pre-commissioning test phase commenced on August 10, 2007 and first oil was produced through the production station in September 2007. The production station is now fully certified and was formally opened on October 8, 2007. Three further Cheal wells (Cheal-B1, B2 and B3) were brought into production in December 2007 following the completion of the tie-ins to the pipelines connecting the Cheal B site with the production facilities at the Cheal A site.

The Cardiff-2A ST1 well was worked over during November and December 2007, additional wireline work was completed on the well in January 2008, with flow testing of the K3E zone commencing in late February 2008. The testing is on-going with the well shut-in for a second extended pressure build-up period following a flow period of the Kapuni, K3E formation at the end of April 2008. It is unlikely that further operations will proceed before an independent review of all well tests performed in the well (including the McKee and K1A test previously performed, in addition to the more recent K3E test) has been completed.

Oil production revenues are and will remain subject to international prices, based in US$. The Company had crude oil forward sales contracts in place for the period July 2007 to December 2010 with an average price of US$65.10 per barrel. These were closed out effective from May 27, 2008 onwards (and a placement of $90 put options made). Since oil sales are priced in US$, the NZ$/US$ exchange rate fluctuations affect the Company’s NZ$ cash reserves. It is not possible to accurately forecast the NZ$/US$ exchange rate or the oil price.

DISCUSSION OF MATERIAL CHANGES

Oil and Gas Revenue

Oil sales increased to $7,336,906 from $911,931 in 2006 (2005: $1,779,454). The increase was attributable to higher prices together with increased production volumes as a result of Cheal being commissioned and commencing permanent production. The average sales price per barrel increased from $60.21 in 2006 to $80.33 in 2007 (2005: $56.98 per barrel). The realised losses of $1,030,926 on forward oil sales contracts reduces the average sale price of $80.33 to $69.04 per barrel. These forward contracts are discussed in more detail in Item 11 – Quantitative and Qualitative Disclosures about Market Risk under the heading “Derivative financial instruments”.

The Company’s net oil production in 2007 (all from Cheal) was 92,299 barrels oil – an overall increase of 77,152 barrels from 15,147 barrels in the 2006 year (2005: 31,228 barrels).

The Company has not had any significant gas production since November 2004 when the Kahili-1A well ceased production. Gas produced in association with crude oil production during 2007 was used to generate electricity for on-site use with the excess electricity sold into the local grid. The export of gas via a pipeline to the Waihapa Production Station commenced in December 2007, at approximately 200 mscf per day. Total gas production during 2007 was 15,147 mscf (2006, 2005: Nil).

Of the $5,772 gas revenue earned in 2007, $4,710 was sold and delivered under the Gas Prepayment Agreements reducing the prepaid gas revenue liability in the balance sheet by the same amount.

Total Expenses

The significant increase of $14,200,476 in Total Expenses of $29,959,281 compared to 2006 ($15,758,805; 2005: $9,109,897) reflects in large part the Company moving into the first year of Cheal production from permanent facilities and the costs attributable to the financing of that investment.

Large contributors to the production related increase were production costs (increase of $2,482,553) and depletion (increase of $4,030,899). Production costs reflect the operations of the Cheal production facility, together with transportation and other selling costs of Cheal oil. Depletion (capital costs of Cheal times production over proved developed reserves) increased as a result of the significant increase in production from Cheal, together with the capital cost associated with the construction and commissioning of the Cheal field and facilities.

Allied to the financing of the Cheal project, are Interest Expenses which increased by $4,089,696, mainly due to the full year of interest expense of the Investec loan facility $1,190,946 (2006: $42,204 from mid-December; 2005: $163) plus the write down of all unamortised fees and discounts ($2,718,732), due to the loan being reclassified as current in 2007 - see the discussion in Item 5.B – Liquidity and Resources under the heading “Loan Facility” below. The unrealised losses of $7,297,626 associated with forward oil sales contracts entered into in connection with the Investec loan facility increased by $6,841,841 on the back of higher international oil prices (2006: $455,685; 2005: nil) (see detail on these forward oil sales contracts in Item 11 – Quantitative and Qualitative Disclosures about Market Risk under the heading “Derivative financial instruments”.)

Also a factor in the increase in Total Expenses has been the increase of $3,029,356 in General and Administrative Expense to $7,101,911 (2006: $4,072,555; 2005: $3,609,531). Of that, staff related costs increased by $1,254,010 in 2007. Throughout the year, the personnel resource was strengthened by the recruitment of technical and administrative staff to enable the Company to be better placed to maximise the value of its permits and create shareholder value. The other main area of increase was consulting fees which increased by $1,130,495. Consultancy charges are incurred for technical expertise with a proportion of this subsequently recovered from other joint venture parties. In addition, the Company pursued a number of operating governance initiatives related to its ability to operate a facility such as Cheal, and also financial initiatives such as preparation for Sarbanes Oxley compliance. Also during the year there were several strategic commercial initiatives which incurred advisor fees.

Some of the increased General and Administrative Expense was offset by increased cost recoveries of $1,631,676, compared to $1,043,666 in 2006 (2005: $1,093,417). These recoveries are in accordance with recovery mechanisms contained within various joint venture agreements the Company is a party to, and driven largely by the activity level in the joint ventures for which the Company is the operator.

In contrast to these increases in General and Administrative Expense, Oil and Gas Exploration Expenditure reduced in 2007 to $3,228,674, from $8,171,981 in 2006 (2005: $3,703,774). In 2007, exploration effort has been principally directed to the acquisition of 2D seismic in the PNG Stanley permit (PRL 4), finalisation of costs associated with the Ratanui dry hole, inventory for a planned Kahili-2 well later in 2008, and preparatory costs in advance of the Cardiff workover. The expenses incurred in the Cardiff permit, for the workover activity preparatory to a flow test in Q1 2008, are not included in exploration expenditure but have been capitalised pending the results.

In 2006, the main impact on exploration expenditure was the voluntary adoption of the successful efforts accounting policy. The exploration expense written off included all Papua New Guinea accumulated exploration expenses and New Zealand accumulated exploration expenses other than for Cheal.The change in accounting policy has been applied retroactively and prior years’ figures have been restated (see discussion at Item 3.A – Selected Financial Data).

Stock compensation in 2007 was $604,514 compared to $533,935 in 2006 (2005: $673,711). This was calculated using a Black-Scholes valuation method (see Item 17, Note 17 (c) of 2007 Consolidated Financial Statements).

Interest Income

Interest income of $269,559 (2006: $437,279; 2005: $460,411) was earned on surplus cash balances. Interest earned continues to decrease in line with the decreased cash balances on deposit throughout the year when compared to previous years.

Capital Expenditure

In 2007, the capital investment of $25,228,873 (2006: $25,705,840; 2005: $6,119,897) in oil and gas properties was in 3 key areas:

•	Capital expenditure on the Cheal wells and facilities of $15,519,974;

•	Capitalisation of $1,711,070 of Cardiff costs in relation to the workover of the Cardiff-2A ST1 well; and

•

The purchase of IRM oil and gas properties with acquisition cost of $7,663,330 (gross), increasing Austral’s interest in the Cardiff permit by a further 19.8% to 44.9%. See Item 17, Note 5(a) of the 2007 Consolidated Financial Statements for further details.

For specific 2007 expenditure, see Item 4.A – History and Development of the Company, under the heading “Principal Capital Expenditures & Divestitures” and Item 4.D – Property, Plants and Equipment.

Inflation

The Company operates in New Zealand and Papua New Guinea, where inflation for the Company’s operational costs has been at relatively low levels in recent periods – i.e. in the 2-5% range.

Foreign Currency Fluctuations

The Company’s practice is to raise its equity in United States dollars. However, when the Company listed on the New Zealand Stock Exchange, equity was also raised in New Zealand dollars. The Company holds cash denominated in both United States and New Zealand currency. The Company’s current property acquisition and exploration commitments are denominated in United States and New Zealand dollars and, to a much lesser extent, in currencies of other countries. The Company is exposed to foreign currency risk on sales and purchases that are denominated in a currency other than United States dollars. The currency giving rise to this risk is primarily the New Zealand dollar due to all operational and some capital costs being denominated in New Zealand dollars.

The Company has established a policy to hedge its exposure to foreign currency exchange rate risk. The Company has not entered into any forward exchange contracts as at December 31, 2007 and is currently fully exposed to foreign exchange risk.

Papua New Guinea, in which the Company operated until May 30 2008, may impose foreign exchange restrictions that may materially affect the Company’s financial position and results of operations in that country.

During 2007 and up to the end of May 2008, the value of the New Zealand currency has fluctuated against the value of the US currency. The highest and lowest NZ$:US$ rate throughout the period from January 1, 2007 to May 31, 2008 is 0.6642 and 0.8214 respectively.

Government Regimes

See Item 3.D – Risk Factors – Regulatory Requirements, Item 3.D – Risk Factors – Carbon Emissions Trading, Item 4.B – Business Overview – Business Environment, Item 4.D – Property, Plants and Equipment – Regulatory Regime, Item 10.D – Exchange Controls and Item 10.E – Taxation, for information on the governmental policies or factors that could materially affect the Company’s operations, or investments made by US shareholders.

Other Factors

Critical Accounting Policies

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in some respects from United States GAAP. Information relating to the nature and effects of such differences in accounting principles are set out in Item 17, Note 27 “Differences between Canadian and United States Generally Accepted Accounting Principles” of the 2007 Consolidated Financial Statements.

The application of GAAP involves the exercise of varying degrees of judgment. While the resulting accounting estimates will, by definition, not always precisely equal the related actual results, the following accounting policies are considered particularly important, as they require management to make significant judgments, some of which may relate to matters that are inherently uncertain:

Financial Statements and Use of Estimates

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, the consolidated financial statements do not reflect any adjustments in the carrying values of the assets and liabilities, the reported expenses and balance sheet classification used that would be necessary if the company was unable to continue as a going concern. Such adjustments could be material. In preparing financial statements, management makes informed judgments and estimates that affect the reported amounts of assets and liabilities as of the date of the Financial Statements and affect the reported amounts of revenues and expenses during the reported period. Specifically, estimates were utilized in calculating depletion, asset retirement obligations, stock-based compensation, amortization and impairment write-downs. Actual results could differ from these estimates and the differences could be material. Information relating to usage of estimates and judgements is set out in Item 17, Note 4 “Critical Accounting Estimates and Judgements”.

Accounting for Oil and Gas Operations

Effective in 2006, the Company has followed the successful efforts method of accounting for its operations. Under this method, acquisition costs of oil and gas properties, to drill and equip exploratory wells that find proved reserves and costs of drilling and equipping development wells are capitalized and subject to annual, or more frequent, impairment testing.

Exploration well costs are initially capitalized and, if subsequently determined to have not found sufficient reserves to justify commercial production, are charged to exploration expense. Exploration well costs that have found sufficient reserves to justify commercial production, but those reserves cannot be classified as proved, continue to be capitalized as long as sufficient progress is being made to assess the reserves and economic viability of the well and or related project. All other exploration costs, including geological and geophysical costs, are charged to exploration expense when incurred.

Capitalized costs of proved oil and gas properties are depleted using the unit of production method based on estimated gross proved reserves of petroleum and natural gas as determined by independent engineers. Successful exploratory wells and development costs and acquired resource properties are depleted over proved developed reserves. Acquisition costs of unproved reserves are not depleted or amortized while under active evaluation for commercial reserves.

Costs associated with significant development projects are depleted once commercial production commences.

A revision to the estimate for proved reserves can have a significant impact on earnings as they are a key component in the calculation of depreciation, depletion and accretion.

Producing properties and significant unproved properties are assessed annually, or more frequently as economic events dictate, for potential impairment. Impairment test is initially based on undiscounted future cash flows from proved and risk adjusted probable reserves. If an impairment indicator is identified, fair value is calculated as the present value of estimated expected discounted future cash flows from proved and risk-adjusted probable reserves. Any impairment loss is the difference between the carrying value of the oil and gas property and its fair value. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a write-down to the oil and gas property’s fair value is recognized during the period, with a charge to earnings.

Estimates of future cash flows used in the evaluation of impairment of assets are performed based on risk assessments on field and reservoir performance and include judgment assumptions regarding commodity prices, exchange rates, discount rates and future costs.

A substantial portion of the Company’s exploration and development activities are conducted jointly with others. The Financial Statements reflect only the Company’s proportionate interests in such activities.

The Company engaged Sproule International Limited, an independent geoscience consultancy firm, to evaluate 100% of the Company’s proved and probable oil and natural gas reserves, and the reserve estimates presented are based on independent evaluations by Sproule. The estimation of recoverable quantities of proven and probable reserves is subjective. Forecasts are based on engineering data, future prices, expected future rates of production and the timing of capital expenditures, include judgmental assumptions regarding commodity prices, exchange rates, recovery rates, and production and transportation costs, all of which are subject to uncertainties and interpretations. It also requires interpretation of complex and difficult geological and geophysical models in order to make an assessment if the size, shape, depth and quality if reservoirs and anticipated recoveries. Reserve estimates will be revised upward or downward based on the results of future drilling, testing and production levels.

As at December 31, 2007, the Company had recognized proven hydrocarbon reserves in respect of the Cheal discovery, which reserves are classified as Developed and undeveloped. The Cardiff, Stanley and Douglas discoveries are still subject to appraisal and production testing and the Company has not recognized any reserves with respect to them. The Company therefore only has reserves located in New Zealand at the Cheal Field. The Kahili Field is classified as Developed, but had no reserves attributed to it at present.

Accounting Policies

The Company has adopted the accounting policy permitting Capitalization of Interest Costs. In so doing it has applied CICA HB section 3061 Property Plant and Equipment and CICA HB section 3850 Interest Capitalised – disclosure consideration. The policy requires that the interest (including borrowing) costs are capitalized for all assets that require a period of time to get them ready for their intended use (an “acquisition period”). Cheal development was considered as a qualifying asset, while it was being developed.

There have been no other changes in accounting policies applied during the year ended December 31, 2007.

B. Liquidity and Capital Resources

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

The Company is currently earning revenue from the sale of Cheal oil and gas.

Cash and Working Capital

At December 31, 2007 the Company had cash and short-term deposits of $9,019,812 (excluding restricted cash of $3,000,000) compared to $7,144,943 at December 31, 2006 (2005: $15,339,906). As at December 31, 2007, the Company had a working capital (current assets less current liabilities) deficit of $29,982,748 compared to a deficit of $1,480,287 in 2006, a decrease in working capital of $28,502,461 compared to 2006 (2005: working capital $14,837,152 surplus). The significant factors contributing to this change were the classification to current of the Investec loan facility and the oil hedges, together with the impact of the rising oil price on the oil hedges.

Current assets were $19,003,004, including cash on hand of $9,019,812 (mainly equity placement funds) and accounts receivable of $5,689,279 (principally crude oil debtors and advances to joint ventures). The current liabilities were $48,985,852 – of significance are:

•	Accounts payable of $11,226,465, consisting mainly of trade and sundry creditors ($7,588,780) and final payment for the IRM acquisition ($3,100,800 paid on January 25, 2008);

•	Net cash in advance being equity placement funds pending share issue ($9,679,614). The shares were issued on February 28, 2008;

•	Oil hedges ($7,753,311) classified as a current liability because of the Investec loan covenant breach*; and

•	The Investec loan facility ($18,650,000) classified as a current liability because of the loan covenant breach*.

* The position under the Loan Facility is discussed in more detail below, under the heading “Loan Facility”.

At May 31, 2008 (unaudited) the Company had cash and short-term deposits of $6,318,471 (excluding restricted cash of $1,000,000) and a working capital (current assets less current liabilities) deficit of $20,625,713. Current assets were $16,555,697, including cash on hand of $6,318,471 and accounts receivable of $7,155,412 (principally crude oil debtors and advances to joint ventures). The current liabilities were $37,181,410 – of significance are:

•	Accounts payable of $6,647,820, consisting mainly of trade and sundry creditors ($4,294,786)

•

The “original” Investec loan facility ($10,950,000) classified as a current liability because of the loan covenant breach* plus an additional $17,847,000 advanced to fund the close out of the crude oil forward sales contracts

Such a position raises questions as to Austral’s capability to continue as a going concern. Management’s plans for securing sufficient sources of liquidity include the following:

•

Issuance of additional common shares in a private placement in order to raise $15,000,000. As further described in Item 17, Note 25(c) of the 2007 Consolidated Financial Statements, the Company completed this private placement on February 28, 2008;

•

Sale of its interests in Stanley (PRL 4) and in PRL 5 to a subsidiary of Horizon Oil Limited (ASX: HZN) for $3.5 million, which transaction completed on May 30, 2008, although legal transfer of the licences remains subject to receipt of governmental approval;

•

Sale of its interests in Douglas (PPL 235) and in PPL 261 to a subsidiary of Rift Oil plc (AIM: RIFT) for $5 million, initial completion of such transaction occurring on May 29, 2008 ($2 million), with further payments due within 3 months ($1.5 million), and within 12 months ($1.5 million) or earlier upon receipt of governmental approval of the legal transfers of the licences;

•

Farm-out of an 80% interest in PEP 38524 to Australian Worldwide Exploration Ltd. (ASX: AWE) with effect from May 20, 2008, In return AWE has undertaken to fully fund acquisition of some 350km of 2D seismic within the permit. The farmout is subject to approval of a revised work programme by the Ministry of Economic Development;

•

Rectifying the covenant breaches relating to its loan facility with Investec. A key to rectifying the breach is the drilling of at least two further wells to satisfy the ‘completion test’ under the facility. The ‘completion test’ requires certain proven and probable reserves and associated production rates to be achieved, together with certain related forward looking financial ratios. Drilling commenced on June 10, 2008; and

•	A mix of further capital raising and/or sales of joint venture interests.

Non-Current Assets

The non-current assets increased from $26,244,389 in 2006 to $43,728,956 as at December 31, 2007 (2005: $3,597,147) – an increase reflecting the Capital Expenditure described in Item 5.A – Operating Results under the heading “Capital Expenditure”, less depletion in 2007. This year-end balance consists principally of the investment in Cheal (the facilities, including associated plant and equipment plus the Arrowhead acquisition from 2006) at $32,012,060 plus the acquisition cost of IRM (Cardiff interest) $7,663,330 and the costs associated with the Cardiff workover at December 31, 2007 ($1,711,070).

Non-Current Liabilities

Non-current liabilities have increased from $12,668,342 in 2006 to $17,036,310 in 2007 (2005: $1,592,871). The long term debt of $9,282,806 reflects the preferred shares issued in 2007 (in 2006 non-current liabilities included the Investec loan facility of $6,662,834 which is now being classified as a current liability at December 31, 2007). Otherwise the main change has been to recognise an additional deferred tax provision of $1,749,977 arising from the IRM acquisition.

Loan Facility

In order to complete the development of the Cheal field (including the acquisition of Arrowhead), the Company put into place a project loan facility in December 2006 with Investec Bank (Australia) Ltd (“Investec”). The total amount raised was $23,000,000 of which $15,738,000 was drawn down as at 31 December 2006 (which included $3,000,000 held in a restricted bank account as part of the security arrangements supporting the facility). The remaining $7,262,000 was drawn down in three instalments during 2007. Repayments made, in accordance with the schedule, during 2007 totalled $4,350,000. The balance outstanding under the facility at December 31, 2007 was $18,650,000. See Item 17, Note 21 “Debt” (a) “Investec Loan”.

The Company is in breach of several covenants relating to its loan facility, following delays in completing the Cheal project in accordance with established timelines. Accordingly, the loan facility and hedging arrangements have been disclosed as current liabilities.

The Company and Investec have agreed to restructure the facility, with the key financial terms requiring a principal payment of US$4,200,000 on March 31 2008 (reflecting the scheduled US$2,200,000 due; with the further US$2,000,000 paid from the restricted cash held in respect of the loan facility and applied in inverse order of maturity), since paid. In addition, a further US$3,500,000 was required to be paid on completion of the announced sale of the PNG PRL 4 and 5 assets (to be applied as $2,050,000 against the June 30 scheduled principal due; and the balance of US$1,450,000 million applied in inverse order of maturity); such payment has since been made. The interest rate margin has increased by an additional 2% on the total principal outstanding for the period January 31 to December 15, 2008 inclusive. In addition the Company agreed to issue to Investec shares to the value of US$750,000 based on the Austral share price at March 19, 2008, which issuance occurred on May 23, 2008. There are several commercial and administrative conditions which must also be complied with.

Shareholders’ Equity

The decrease in Shareholders’ equity of $15,385,862 (from $12,095,760 in 2006 to -$3,290,102 in 2007; 2005: $16,841,428) is attributable to the Net Loss of $22,030,249 largely offset by capital raised in 2007 of

$5,490,745. At December 31, 2007 the initial net proceeds received of $9,679,614 from the common stock placement of $15,000,000 in December 2007 were held on the balance sheet as ‘net cash in advance’ pending final approvals from the regulatory authorities. All funds were received in mid February with final approval received and shares issued on February 28, 2008.

As at May 31, 2008, shareholders equity was $4,361,755 is attributable to the net loss for the period ended May 31, 2008 of $8,212,599.

Subsidiary Restrictions

There are no legal or economic restrictions on the ability of subsidiaries to transfer funds to the Company in the form of cash dividends, loans or advance, with the exception that under the Investec loan facility (see Exhibit 2.1), certain of the Company’s subsidiaries are restricted from transferring funds to the Company until after the Completion Date under that facility agreement, and after that, only where permitted by the covenants of the facility. As those subsidiaries are the group’s only recipients of production revenue at this time, in some circumstances these restrictions may be considered to impair the Company’s ability to meet its obligations. However, management also uses equity raising, farm-out of permit interest (divestment of part of a permit in exchange for a proportionally larger contribution to the project), project financing, and reduction or deferral of commitments to meet or manage the Company’s obligations, and does not anticipate that the restrictions on the distribution of Cheal project revenue will materially affect the Company’s ability to meet the obligations to which it commits.

Farm-in/Farm-out Arrangements

The Company undertakes “farm-in” or “farm-out” arrangements, whereby the Company or a third party will take a part share of a permit for a premium to recognize the work previously undertaken. Farming out part of a permit is one of the options that the Company has available to it to enable it to meet exploration permit commitments. These are standard “ordinary course of business” transactions for the Company. Such arrangements are important to the Company in ensuring it maintains a balanced portfolio of exploration options, and manages its cashflow and work programme commitments. Such arrangements may include a lump sum payment for expenses previously incurred, an agreement for the party farming-in to pay a greater contribution for a particular project thereby “earning” its permit interest, the grant of a royalty by the farming-in party to the “seller”, or combinations of these and other arrangements. There have been no significant farm-in or farm-out arrangements entered into during the period ended December 31, 2007. In May 2008, the Company farmed-out an 80% interest in PEP 38524, and transferred operatorship of that permit, in exchange for the purchaser paying all costs of the forthcoming seismic survey required to be undertaken in that permit area.

Another method employed by the Company of providing or receiving value without incurring immediate cashflow effects is to grant or receive grant of royalties over permit interests. The return is received or provided only if revenue is obtained in the permit.

FINANCIAL INSTRUMENTS, TREASURY ACTIVITIES

The Company’s treasury policies’ objectives are to ensure that funds are available to implement the Company’s strategy, undertake acquisitions and provide an adequate level of debt versus equity. No borrowing is authorized without the express approval of the Board of Directors. The Company’s risk management policy’s objective is enable the prudent, orderly and efficient management of the financial exposures of the Company through the effective management of commodity price risk, interest rate risk, foreign exchange risk and operational risk. The policy applies to all hedging activities undertaken by the Company. The Company may only use instruments that have been approved by the Board.

The Company’s capital resources have historically been comprised primarily of private investors, who are either existing contacts of the Company’s management or shareholders or who come to the attention of the Company through personal and business contacts, financial institutions and other intermediaries. This process has developed as a wider shareholder base was established, including some institutional investors. Due to the speculative nature of the Company’s business and its current limited revenue generating assets, potential investors are generally limited to sophisticated investors willing to accept a higher degree of risk.

In December 2006, Austral Pacific Energy (NZ) Limited, a wholly owned subsidiary, entered into a project loan facility for $23,000,000 with Investec Bank (Australia) Ltd (refer to section above, under heading “Loan Facility”). Information relating to the facility’s variable interest rates is set out in Item 17, Note 21 “Debt” and

Note 22 (b) “Interest rate risk”.

The Company has entered into a series of put options and forward sales contracts for the future sale of crude oil produced from the Cheal field (refer Item 11). Derivative instruments that are not designated as hedges for accounting purposes are recorded on the Consolidated Balance Sheets at fair value with the resultant net gain or loss recognised in the Consolidated Statements of Operations and Deficit in the current period (see Item 17). The fair value of derivative instruments is based upon a discounted cash flow analysis valuation or option pricing model at the balance date. The forward price curve of oil is used as an underlying input in the valuation process. These forward sales contracts were closed out on May 27, 2008 (and a placement of $90 put options made).

Cash and cash equivalents are held primarily in US dollars. The Company has an ongoing requirement for New Zealand dollars to meet certain operational and administrative expenses. This requirement is met by utilizing the spot foreign exchange market to sell US dollars and purchase New Zealand dollars. The Company currently has no instruments in place for foreign exchange hedging purposes.

The stock options outstanding, weighted average prices and stock option compensation cost are set out in the Company’s financial statements for the year ended December 31, 2007 (see Item 17, Note 17(c) of the 2007 Consolidated Financial Statements). Grants and lapses of options during 2007 are set out in Item 6.E.

During 2007, the Company issued 4,651,855 common shares. Of these, 1,851,855 shares were issued in part settlement of the acquisition price for IRM (see Item 4.A – History and Development of the Company, under the heading “Principal Capital Expenditure & Divestitures”), and a private placement of 2,500,000 common shares was made (see Item 4.A – History and Development of the Company, under the heading “Important Events”). Stock options were also exercised (300,000 shares issued – see Item 6.E). The shares issued in the private placement were priced at $1.30, those issued in part settlement of the IRM purchase were priced at $1.21, and the shares issued as a result of options being exercised were priced at $1.20.

Further, the Company privately placed 7,692,308 preferred shares in September 2007. Information relating to the fixed interest rate of the preferred shares is set out is Item 17, Note 21 “Debt” and Note 22 (b) “Interest rate risk”. The Company has reached an agreement in principle with the holders of the preferred shares for the exchange of the preferred shares for convertible debentures, with effect from January 1, 2008. The convertible debentures would have similar commercial terms, but would not be entitled to any voting rights. The exchange will be subject to a number of conditions precedent, including the approval of the TSX.

As at December 31, 2007, there were 32,416,142 common shares and 7,692,308 preferred shares outstanding. At year end, net cash in advance of $9,679,614 had been received (in respect of 8,350,000 of a total placement of 12,500,000 shares at a price of $1.20 per share). The placement completed on February 28, 2008.

As at June 24, 2008, the Company had binding agreements with nine arms’ length investors (not including any managers, shareholders or any other insiders) for additional financing totaling $5.61 million, for issue of 11.22 million common shares and 5.61 share purchase warrants. Such agreements (see Exhibit 14.11) are subject to regulatory approval by the TSX-V, due in the ordinary course.

MATERIAL COMMITMENTS FOR CAPITAL EXPENDITURE

At December 31 2007, the Company had the following material capital commitments for the year ending December 31, 2008:

Property	Work description	$US	Source of Financing

PMP 38156S (Cheal)	Completing pipeline, facilities and commissioning & 2 new wells	5,548,632	Working capital, further equity
PMP 38156D (Cardiff)	Completion of Workover	306,211	Working capital
PEP 38524 (D’Urville)	200km of 2D seismic	558,144	Working capital
PPL 235 (Douglas)	Drilling Puk Puk 1 Well	4,534,866	Working capital
PRL 4 (Stanley)	Completion of Stanley Seismic	305,983	Working capital

	Total	11,253,836

As at May 31, 2008, these commitments had changed, by the completion of some items. Major updated commitments to December 31, 2008 are therefore as follows:

Property	Work description	$US	Source of Financing

PMP 38156 (Cheal)	2 new wells	2,602,080	Working capital, further equity

	Total	2,602,080

In addition to the above required work programmes, the Company is planning to carry out the following significant projects (but no firm commitment exists) during fiscal 2008:

Property	Work description	$US	Source of Financing

PMP 38153 (Kahili)	Well (Kahili-2)	6,431,100	Working capital, farm out

		6,431,100

In addition to the above planned significant expenditures for the period May 31 to December 31, 2008, the Company anticipates expenditures on geology and geophysics desk and field studies in various permits as work plans are further developed.

Any joint venture commitments beyond the 2008 fiscal year are summarized in Item 5.F – Tabular Disclosure of Contractual Obligations. Joint venture commitments generally relate to the current year exploration work programme only. Any commitments beyond that period are subject to joint venture participants (including the Company) deciding that the relevant permit is sufficiently prospective to commit to subsequent permit years and the work programme specified for those years.

During the current (2008) fiscal year to May 31, 2008, the Company has funded its projects from working capital, private placement funds, revenue from production and overhead recoveries. The Company intends to continue to investigate the possibility of funding expenditure through farm-outs to other exploration companies and/or by raising additional capital by private placement, divestment of some assets, or public investment. If such funding does not become available, the Company intends to seek deferral of projects until such time as funding is available. If none of these options are possible, the Company would then be required to relinquish certain properties without financial penalty.

C. Research and development, patents and licenses

The Company invests in research and development activities, insofar as it conducts prospecting activities in its permits, interprets data acquired within the Company’s permits, and reviews publicly available or traded data, for new prospects. Significant expenditure on exploration activities is discussed in Items 4.D and 5.A.

D. Trend Information

There are no significant trends during or since the latest financial year that can be identified in connection with the Company’s business or environment, with perhaps the exception of rising energy prices and increased costs of exploration.

E. Off-Balance Sheet Arrangements

The Company did not in fiscal 2007 enter into any off-balance sheet arrangements that would adversely impact materially on the Company’s financial position or results of operations.

F. Tabular Disclosure of Contractual Obligations

As at year-end 2007, the Company had various commitments and obligations. These were largely in respect to permit work programme obligations and the Company’s share of approved joint venture expenditures (see tables under Item 5.B – Liquidity and Capital Resources – Material Commitments for Capital Expenditure). The Company also has obligations in respect to two pre-paid gas agreements the first of which was entered into by Austral in 2003, and the second as a result of the purchase of Arrowhead Energy Limited in December 2006. These agreements are explained in detail in Item 17, Note 19 of the 2007 Consolidated Financial Statements.

As at December 31, 2007, the Company had the following contractual obligations:

2007	Payments Due by Period $

Contractual and other obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years

Operating Leases	603,604	148,158	295,897	159,549	—
Joint Operations Commitments (1)	11,253,836	11,253,836	—	—	—
Debt (2)	19,312,984	19,312,984	—	—	—
Prepaid gas revenue	3,352,863	831,040	1,686,774	835,049	—
Preferred Shares (3)	12,176,438	800,000	11,376,438	—	—

Total Contractual Obligations	46,699,726	32,346,018	13,359,109	994,598	—

(1) The joint venture commitments are in respect of its current year exploration permit obligations. The Company is committed to its share of current year exploration permit obligations to other joint venture participants and has a contractual obligation to various joint venture participants for these current year exploration permit obligations.

(2) Balance consists of outstanding loan principal and interest. Because of the breach of several covenants the loan facility has been reclassified as a current liability and is fully repayable by December 15, 2008.

(3) Balance consists of outstanding principal and dividends. The preferred shares were issued on September 20, 2007 and have a fixed preferential cumulative dividend of 8% per year for a 3 year period. After 3 years the holder can request redemption or the Company can redeem the shares. Refer Item 17 Note 21(b) “Preferred shares”.

Apart from the items described above, there have been no material changes outside the ordinary course of the Company’s business in the specified contractual obligations since December 31, 2007 up to May 31, 2008.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

The names, municipality of residence and position held of the directors and senior management of the Company, as at June 13, 2008 are as follows:

Directors

Name (1)	Residence	Position(s) Held

Douglas Ellenor	Surrey,	Director
B.C., Canada

Peter Hazledine	Wellington,	Director
New Zealand

Peter Hill	Boston, MA	Director, Chairman of the Board
USA

Thompson Jewell	Calgary, AB Canada	Chief Executive Officer (2), President (2), Director (2)

David Newman	Paraparaumu Beach,	Director
New Zealand

Bernhard Zinkhofer	Richmond,	Director
B.C., Canada

Senior Managers

Name (1)	Residence	Position Held

Derek Gardiner	Wellington,	Chief Financial Officer (3)
New Zealand

Joseph Johnston	Wellington,	Petroleum Engineering Manager
New Zealand

Carey Mills	Wellington,	Exploration Manager
New Zealand

David Pay	Wellington,	Head Legal Counsel (4)
New Zealand

Warren Player	Wellington,	Manager, Joint Venture and
	New Zealand	Government Relations

Jeanette Watson	Wellington,	Corporate Secretary
New Zealand

(1)	Neither age nor date of birth of directors or senior managers is required to be reported in the Company’s home country (Canada) nor otherwise publicly disclosed.

(2)	Mr. Jewell was appointed as CEO and President of the Company on May 1, 2007, and appointed as a director of the Company on May 4, 2007.

(3)	Appointed June 11, 2007.

(4)	Appointed August 6, 2007.

DIRECTORS

Dr. Douglas Ellenor

Dr. Ellenor was appointed to the Board from January 1, 2006. He holds a BSc (Hons) (Queen’s University, Kingston) and PhD (University of New England, Australia), both in Geology. He has over 35 years’ experience in the exploration and production (E&P) industry, spending 25 years with the Royal Dutch/Shell Group in Australasia, Europe and North and South America. During that period, he held progressively more senior managerial assignments, chiefly in Exploration, culminating in his appointment as President and CEO of the Shell Companies of Colombia (1992-1996). He left Shell in 1996 to become CEO of the Colombian E&P company, Hocol SA, a position he held until 1998. After a posting as Business Development Director in London, UK, he returned home to Canada and established an oil and gas consulting company. In this capacity, he again served as CEO of Hocol SA (2002-2003) and later CEO of Orca Petroleum, Inc. (2004-2006).

Dr. Ellenor was appointed to the Board of Orca Petroleum, Inc., Calgary (TSX-V: OPI) in 2000, and continued to serve in that capacity until April 2006. In September 2006, he joined the board of L&M Petroleum Ltd (NZSX, ASX: LMP) as a non-executive member. He is a member of the American Association of Petroleum Geologists and Canadian Society of Petroleum Geologists.

Mr. Peter Hazledine

Mr. Hazledine was appointed to the Board from January 1, 2008. Mr. Hazledine is a New Zealander with 35 years’ experience in the international E&P industry. He spent 30 years with the Royal/Dutch Shell Group in Africa, the Middle East, New Zealand, Europe, and South America. He worked initially as a petrophysicist and production technologist, moving into operations engineering and management (including 10 years with Shell’s New Zealand operating company, Shell Todd Oil Services, on the Maui and other Taranaki fields). He left Shell in 2004, to take up a senior management position with Vector Gas (formerly NGC), the principal gas distributor in the New Zealand market. He left this role in late 2007 to pursue a more diverse portfolio of opportunities.

Mr. Hazledine has a B.Sc (Hons) in mineral technology from Otago University, in Dunedin, New Zealand. He is a member of the Institute of Directors in New Zealand.

Dr. Peter Hill

Dr. Hill was appointed to the Board from January 1, 2006. He holds a B.Sc Degree in Geology from Southampton University, England, and a shared Doctorate of Philosophy in Sedimentology from Southampton University and Trinity College, Ireland. Dr. Hill has over 35 years’ experience in the exploration and production industry, spending 22 years with British Petroleum in a range of senior positions in Australia, Egypt, New Zealand, the North Sea and South America. Dr. Hill is now a consultant advising companies on strategic delivery and governance, and works with Palo Alto Investors, a large hedge fund, on international energy investment opportunities.

Dr. Hill was President and CEO of Benton Oil and Gas Company, originally in Carpinteria, California, now in Houston, Texas, U.S.A. (now called Harvest Natural Resources, Inc.) from August 2000 until October 2005. He remained on the Board of that company until end May 2006.

Mr. Thompson Jewell – CEO, President

Mr. Jewell has some 30 years of experience in the international oil and gas industry, having worked in the Middle East, the United States, the United Kingdom, Australia and Canada. Educated at the University of Alberta, Mr. Jewell holds a B.Sc in geophysics. He was appointed as CEO of the Company from May 1, 2007 and elected as a director from May 4, 2007.

Mr. Jewell has held a variety of technical and senior executive roles in previous positions with Amoco (1977-1999) and Santos (2000-2004). He was responsible for the successful design and execution of Amoco’s Deep Water Gulf of Mexico E&P strategy that supported a $100 million per year exploration and appraisal budget. Thompson represented Amoco as President of the company in Oman during an active exploration phase. Mr Jewell’s tenure with Santos in Australia included significant discoveries in the NW Shelf and appraisal of an Otway Basin discovery.

Mr. David Newman

Mr. Newman was appointed to the Board in September 2003. He is a Chartered Accountant and formerly Chief Executive Officer of the Institute of Directors in New Zealand. He previously had a 22 year career with British Petroleum, culminating in four years as Chief Executive and Managing Director of BP New Zealand Limited (1990-1994).

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

Mr. Bernhard Zinkhofer

Mr. Zinkhofer was educated at the universities of Calgary (B.Comm, 1977) and Victoria (LL.B, 1983) and is accredited as a Chartered Accountant (1980) and as a lawyer (1984). He has practised law as a partner at the law firm of Lang Michener LLP in their Vancouver, British Columbia office since 1992.

Mr. Zinkhofer served as a director of the Company from 2001 to 2005, and was re-appointed to the Board on August 22, 2007. He has served as a director of several public and private corporations. He is currently corporate secretary to two public companies in Canada - Great Basin Gold Ltd. and Inviro Medical Inc., and is a director of a third, Wireless2 Technolgies Inc. (since 2007).

SENIOR MANAGERS

Mr. Derek Gardiner – Chief Financial Officer

Mr. Gardiner was appointed as the Company’s Chief Financial Officer from June 11, 2007. Mr Gardiner holds a MBS from Massey University (NZ) is a member of the Institute of Chartered Accountants in New Zealand and also the Institute of Chartered Secretaries. He is a New Zealand citizen and has worked in the oil and gas industry since 1987 where he has held senior planning and finance roles for Shell in New Zealand, Brunei, Malaysia and Australia.

Mr. Gardiner joined the Company from Shell Development Australia where he has been Finance and Planning Manager, a member of the management team and a director of the Company. He oversaw the implementation of the Sarbanes Oxley project and IFRS for Shell Development Australia. He was also responsible for developing the finance strategy to enable Shell Development to meet significant expansion plans. He has broad experience covering governance, operational and commercial issues (especially in the joint venture arena), balance sheet management (including capital discipline), due diligence and subsequent integration of acquisitions and strategic planning.

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

Mr. Carey Mills – Exploration Manager

Mr. Mills graduated from Victoria University of Wellington with an M.Sc. (Hons) in Geology in 1988. He joined Austral initially as a contractor from 1998, becoming an employee in 2005. Prior to working with Austral, he worked as a petrophysicist for Esso on fields in Australia and Papua New Guinea. Mr. Mills has also worked as a geophysicist for New Zealand Oil & Gas Ltd and as a consultant geologist in Angola, Timor Sea, offshore Trinidad, and on Sakhalin Island in Far Eastern Russia.

Mr. David Pay – Head Legal Counsel

Mr. David Pay was appointed as Head Legal Counsel from August 2007. He provides in-house legal support and works with the Company Secretary in consolidating the company’s governance and contracting systems. Mr. Pay has previously worked as Legal Counsel for Contact Energy and more recently as General Counsel for the Electricity Commission, New Zealand’s electricity market oversight body.

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

Ms Jeanette Watson – Corporate Secretary

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

B. Compensation

The following table sets forth the aggregate compensation paid by the Company for services rendered during the last full financial year indicated, reported as at December 31, 2007:

SUMMARY COMPENSATION TABLES

	Compensation			Options granted over Securities (4)
Director	Salary	Other		Number	Price	Expiry

Ronald Bertuzzi (11)	Nil	$31,096		50,000	$1.20	Sept 14, 2012
Douglas Ellenor	Nil	$37,320		50,000	$1.20	Sept 14, 2012
Peter Hill	Nil	$38,373		75,000	$1.20	Sept 14, 2012
Thompson Jewell (1)	$202,155	$53,487		450,000	(5)	(5)
David Newman	Nil	$44,916		50,000	$1.20	Sept 14, 2012
Richard Webber (1)	$131,526	Nil		Nil	N/a	N/a
Bernhard Zinkhofer	Nil	$8,000	(7)	110,000	(5)	(5)

	Compensation (3)			Options granted over Securities (4)
Senior Manager	Salary	Other		Number	Price	Expiry

Derek Gardiner (2)	$99,852	Nil		180,000	(5)	(5)
Joseph Johnston	$225,521	$12,678		30,000	$1.20	Sept 14, 2012
Bruce McGregor (2)	$33,615	Nil		Nil	N/a	N/a
David McKeogh (2)	Nil	$72,027	(6)	Nil	N/a	N/a
Christopher McKeown (10)	(8)	(8)		130,000	(5)	(5)
Carey Mills	$185,876	$10,862		30,000	$1.20	Sept 14, 2012
David Pay	(8)	(8)		130,000	(5)	(5)
Warren Player	(8)	(8)		30,000	$1.20	Sept 14, 2012
Jeanette Watson	Nil	$156,673	(9)	Nil	N/a	N/a

(1)	Mr. Webber resigned as CEO and director from April 30, 2007, and Mr. Jewell was appointed CEO from May 1, 2007 and as a director from May 4, 2007.

(2)	Mr. McGregor resigned as CFO from Feb 23, 2007, Mr. McKeogh was seconded temporarily as CFO from PriceWaterhouseCoopers, and Mr. Gardiner was appointed CFO from June 11, 2007.

(3)

Officers (other than the CEO and directors) are employed or contracted by, and salaries or fees are paid by, a subsidiary of the Company, Austral Pacific Energy (NZ) Limited, under a management contract with the Company.

(4)	Options granted in fiscal 2007 as compensation. See discussion of option terms and information on applicable exercise prices in Item 6.E – Share Ownership.

(5)	Multiple grants of options during fiscal 2007 – see Item 6.E – Share Ownership for information on applicable exercise prices and expiry dates.

(6)	Fees paid to PriceWaterhouseCoopers for secondment of Mr. McKeogh.

(7)	Fees paid to Lang Michener LLP for directorial services of Mr. Zinkhofer from August 21, 2007.

(8)

Managers’ salaries are not required by the Company’s home jurisdiction to be disclosed, except in the aggregate and for Named Executive Officers. See aggregate figures below under “Compensation of Directors and Managers”.

(9)	Ms Watson is contracted by Austral Pacific Energy (NZ) Limited and receives fees rather than salary payments.

(10)	Dr. McKeown resigned as Cheal Asset Manager from May 30, 2008.

(11)	Mr. Bertuzzi resigned as a director with effect from June 6, 2008.

Compensation Schemes for Directors and Managers

During fiscal 2007, the Board’s Remuneration Committee reviewed the directors’ remuneration scheme established in 2006 and compared it with data from North American and Australasian market surveys of directors’ remuneration, taking into account the need to attract and retain industry-experienced directors. Following this review, an amended remuneration scheme was established for directors with effect from January 1, 2007, as follows:

Board Position	Payment

Annual base fee directors	$25,000 per annum
Chairman’s fee	$40,000 per annum
Audit committee chairman	$10,000 per annum
Audit committee member	$5,000 per annum
Remuneration committee chairman	$7,500 per annum
Remuneration committee member	$3,500 per annum
Option grant upon appointment	60,000 share purchase options (5 years at market close)
Annual option grant (base)	50,000 share purchase options (5 years at 5-day market average)
Annual option grant (Chairman)	75,000 share purchase options (5 years at 5-day market average)

In fiscal 2007, the non-executive directors received a total of $159,705. For the period from September 1, 2006 to January 31, 2007, Dr. Hill also received additional fees for assisting management in defining job descriptions and performance criteria for senior management and a structure for the Company that was consistent with its stated objectives. For fiscal 2007, the aggregate amount paid for this special assignment was $3,000.

See table and footnotes under Item 6.E for further details of options granted or to be granted, and discussion under Item 6.E for terms of stock options. Expenses directly attributable to services as directors are reimbursed to the directors by the Company.

In July 2006, the Board adopted a comprehensive remuneration strategy intended to incentivise employees (including senior management) in a planned and transparent form. The strategy includes a bonus scheme related to shorter term performance measures, and an option scheme to provide rewards relating to the longer term performance of the Company. The CEO may also award small discretionary bonuses for specific short-term projects. The combination of bonuses and options, and cash remuneration is balanced so that options incentivise management for future reward based on success of the Company, cash bonuses to recognize performance over a shorter-term period and the cash component of remuneration is based on market rates, taking into account the international nature of the Company’s business, current market demand and supply, having regard to remuneration paid by companies of similar nature and the calibre and ability of the employee to influence the Company’s performance. Salaries are adjusted annually by a market adjustment figure, on the recommendation of the CEO to the Remuneration Committee. The CEO’s remuneration is approved by the Board. Performance contracts have been agreed with all staff, against which the committee assesses performance bonuses to be paid, after the end of the fiscal year, under the Employee Performance Bonus Scheme.

In fiscal 2007, members of senior management received a total of $1,491,532, including awards to senior management employees under the Employee Performance Bonus Scheme for performance in fiscal 2006 of $29,359.

No pension, retirement or similar benefits are paid or payable to members of the Board or senior management, and no amounts are set aside or accrued in connection with pension, retirement or similar benefits.

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

As at June 13, 2008:

DIRECTORS

Name of Director	Commencement in Office	Committees

Douglas Ellenor	January 2006	Audit, Remuneration, Nominating

Peter Hazledine	January 2008	Audit, Remuneration

Peter Hill	January 2006	Audit, Nominating

Thompson Jewell	May 2007

David Newman	September 2003	Audit, Remuneration, Nominating

Bernhard Zinkhofer	August 2007

SENIOR MANAGERS

Name of Manager, Position	Commencement in Office

Derek Gardiner, CFO	June 2007

Thompson Jewell, CEO	May 2007

Carey Mills, Exploration Manager	December 2005

Joseph Johnston, Petroleum Engineering Manager	December 2005

David Pay, Head Legal Counsel	August 2007

Warren Player, Manager, Joint Venture and Government Relations	April 2006

Jeanette Watson, Corporate Secretary	November 2000

2.	Directors’ service contracts

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

3.	Board Committees

See table in Item 6.C.1 – Term of Office for current Audit, Remuneration and Nominating Committee members as at June 13, 2008.

The Board adopted an Audit Committee Charter on April 24, 2004 (later reviewed and amended, current version dated January 2007, published on the Company’s website) governing the conduct of the Audit & Risk Management Committee, and adopted procedures for receiving and dealing with accounting complaints on November 8, 2004 (later reviewed and amended, current version dated January 2007). The Audit Committee monitors the veracity of the financial and regulatory reports produced by the Company, and monitors and reviews the controls that are in place to ensure the opportunities for fraud or material error in the financial statements of the Company are minimised. The Charter sets out the committee’s role, membership criteria, responsibilities, operating principles including procedures for communication with the auditor, members’ powers and authority and the requirements against which the Committee’s performance is measured.

The Board of Directors established a Remuneration Committee in April 2004 and adopted terms of reference for the remuneration committee on June 25, 2004 (further reviewed and amended, current version dated August 2007, published on the Company’s website). The Remuneration Committee must consider and approve remuneration terms for senior management, annual adjustments in salary levels, and grants of incentive stock options to employees in accordance with the Company’s Share Option Plan and the Options Policy and Incentive Remuneration Strategy adopted by the Board. Any variation from the policy or the Plan rules, options granted outside the Plan and policy criteria, all options granted to directors, and remuneration of the CEO and directors is recommended by the Committee, but must be approved by the full Board. The Committee is also responsible for supervision of performance evaluation of non-management personnel, succession planning and other human resources policies and procedures, and the health & safety policies of the Company.

The Board established a Nominating Committee in August 2007. The independent directors of the Board previously acted in this capacity, having adopted a Director Nominations Committee Charter in July 2006 (later reviewed and amended, current version dated January 2008). The Committee recommends appointees to the Board for nomination, in accordance with the Director Nominations Committee Charter, and may receive nominations from shareholders. The Committee Charter (published on the Company’s website) requires the recommendation of criteria for Board membership, identification of individuals qualified to become Board members, and recommendation of appointment of directors to committees of the Board. Nominations are based on the need to obtain persons of the requisite skills for Board membership with sufficiently diverse and independent backgrounds. Consideration is also given to the appropriate mix of executive and independent directors. Regulatory authorities in North America exercise the right to approve any person for directorship.

D. Employees

The number of employees of the Company as at December 31 of each of the prior three years is presented below:

Office	2007	2006	2005

Wellington, New Zealand	19 FT; 3 PT	14 FT; 5 PT	8 FT, 1 PT
New Plymouth, New Zealand	1 PT	1 PT	1 PT
Port Moresby, Papua New Guinea	0	0	2 PT

Note: “FT” full time position; “PT” part-time or temporary position

The Wellington office provides technical management and support, company and joint venture accounting, financial reporting, and office management. Branch offices employ or employed operational supervisory and/or accounting staff.

In addition, the Company also receives technical and administrative services from a number of contractors and consultants.

E. Share Ownership

1.	Share ownership by directors and managers

As at June 13, 2008:

	Beneficial Ownership (1)		Securities held under Option(3)
Director	Number	%	Number	Price	Expiry

Douglas Ellenor	106,667	0.23	110,000	$1.20 – $2.50	Jan 1, 2011 – Sept 14, 2012
Peter Hazledine	0	0.00	60,000	$1.01	Dec 31, 2012
Peter Hill	374,400	0.81	135,000	$1.20 – $2.50	Jan 1, 2011 – Sept 14, 2012
Thompson Jewell	280,667	0.61	450,000	(4)	(4)
David Newman	71,667	0.16	62,500	$1.20 – $1.25	Oct 15, 2008 – Sept 14, 2012
Bernhard Zinkhofer	327,467	0.71	110,000	(4)	(4)

	Beneficial Ownership (1)		Securities held under Option(3)
Senior Manager	Number	%	Number	Price	Expiry

Derek Gardiner	50,000	0.11	180,000	(4)	(4)
Joseph Johnston	78,667	0.17	100,000 30,000	$1.90 $1.20	Dec 1, 2010 Sep 14, 2012
Carey Mills	82,667	0.18	100,000 30,000	$1.90 $1.20	Dec 1, 2010 Sep 14, 2012
David Pay	(2)		130,000	(4)	(4)
Warren Player	(2)		30,000	$1.20	Sept 14, 2012
Jeanette Watson	5,000	0.01	Nil	n/a	n/a

(1)	Common shares and common shares under vested options or exercisable warrants held directly or indirectly by current directors or officers of the Company, as reported by such directors or officers.

(2)

Common shares and common shares under vested options or exercisable warrants beneficially owned is less than one percent of total common shares, and not previously disclosed nor required to be disclosed.

(3)	As at June 13, 2008 – see under heading “Stock Option Plan” below for discussion of option terms and vesting terms.

(4)	Multiple grants during fiscal 2007 – see table under heading “Stock Option Plan” below for details of exercise prices and expiry dates.

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

The Board of Directors of the Company proposed to the May 2, 2006 annual meeting of shareholders to adopt a new share option plan, which plan was duly approved and adopted by the shareholders at that meeting

(“New Plan”, see Exhibit 4.5). The New Plan changed the maximum number of options that can be issued under the plan, from a fixed number, to an amount equal to 10% of the total outstanding shares at any time. All other terms of options able to be granted under the New Plan are the same as under the 2004 Plan, except that vesting may now occur in 3 equal amounts over 18 months (or 24 months for recipients who have been associated with the Company for less than 6 months at the time of option grant). As a rolling number option plan, it is required to be approved by the Company’s shareholders at each annual meeting, and was duly confirmed at the Company’s Annual General Meeting on May 22, 2008.

Stock options granted before the 2004 Plan was put in place (of which there are now (May 31, 2008) only 12,500 outstanding) were issued at exercise prices determined by the Board of Directors, with options vesting over 18 months, and terminating 45 days after cessation of involvement with the Company.

In fiscal 2007:
•	a total of 300,000 shares were issued pursuant to exercises of incentive stock options, all at an exercise price of $1.20, exercised by a former director and CEO of the Company;

•	no exercises of options by employees of the Company occurred;

•	450,000 options were cancelled before expiry, on settlement with a former director and CEO;

•	266,666 options lapsed unvested upon cessation of involvement with the Company;

•	233,334 vested options lapsed unexercised upon cessation of involvement with the Company; and

•	1,645,000 new incentive stock options were granted to directors and employees. 1,315,000 of those options were granted to directors or senior managers, as follows:

Director	Number of Options Granted	Expiry Date	Exercise Price(s)	Vesting Date

Ronald Bertuzzi (1)	50,000	Sept 14, 2012	$1.20	Mar 14, 2009
Douglas Ellenor	50,000	Sept 14, 2012	$1.20	Mar 14, 2009
Peter Hill	75,000	Sept 14, 2012	$1.20	Mar 14, 2009
Thompson Jewell	400,000 50,000	May 1, 2012 Sept 14, 2012	$1.14 $1.20	Nov 1, 2008 Sept 14, 2009
David Newman	50,000	Sept 14, 2012	$1.20	Mar 14, 2009
Bernhard Zinkhofer	60,000 50,000	Sept 14, 2012 Sept 14, 2012	$1.23 $1.20	Mar 14, 2009 Mar 14, 2009

Senior Manager	Number of Options Granted	Expiry Date	Exercise Price(s)	Vesting Date

Derek Gardiner	150,000 30,000	Jun 11, 2012 Sept 14, 2012	$1.02 $1.20	Dec 11, 2008 Sep 14, 2009
Joseph Johnston	30,000	Sept 14, 2012	$1.20	Mar 14, 2009
Christopher McKeown (2)	50,000 30,000 50,000	Jun 1, 2012 Sept 14, 2012 Oct 12, 2012	$1.06 $1.20 $1.42	Dec 1, 2008 Mar 14, 2009 Apr 12, 2009
Carey Mills	30,000	Sept 14, 2012	$1.20	Mar 14, 2009
David Pay	100,000 30,000	Aug 6, 2012 Sept 14, 2012	$1.42 $1.20	Aug 6, 2009 Sep 14, 2009
Warren Player	30,000	Sept 14, 2012	$1.20	Mar 14, 2009

(1)	Mr. Bertuzzi resigned with effect from June 6, 2008, so those options not already vested (33,333) lapsed immediately, and all vested options (16,667) will lapse on September 4, 2008 if not exercised prior.

(2)

Dr. McKeown resigned with effect from May 30, 2008, so those options not already vested (86,666) lapsed immediately, and all vested options (43,334) will lapse on August 28, 2008 if not exercised prior.

After December 31, 2007 up to June 13, 2008:

•	no options were exercised nor shares issued pursuant to exercises of incentive stock options;

•	119,999 unvested options lapsed upon cessation of involvement with the Company; and

•	60,000 new incentive stock options were granted to directors, employees or other service providers.

Incentive Remuneration Strategy

The Company’s Remuneration Committee adopted an incentive remuneration strategy in 2006 (reviewed and amended in August 2007), which includes annual grants of options to all employees and directors. The number of options to be granted to each employee is linked to their salary band (being a basic method of assessing ability of the employee to influence the Company’s performance), scaled (if necessary) for the number of outstanding options within the Option Plan. The number and terms of options already held by employees are not presently taken into account in determining the number of options to be awarded for annual grants. All annual grants are made on the same day (being the date of that year’s Annual General Meeting of the Company (changed in 2007 to be the date of issue of the Annual Report), and the same exercise price applies, calculated as a 5-trading day average of the AMEX (USD) closing market price for the 5-day period after the grant date.

As set out below, non-executive directors are entitled to receive 60,000 options on appointment and 50,000 options annually (except the Chairman who is entitled to 75,000 options annually). All other terms of the options granted are as specified by the Company’s current option plan. The Board voted to defer the granting of annual incentive stock options in April 2008, with a review to occur in Q3 2008.

Options are sometimes granted upon appointment of an executive on similar terms, except that the exercise price is the AMEX closing market price on the appointment date, and the number of options being a matter of negotiation with the executive and the Remuneration Committee.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

1.      Beneficial holders of 5% or more of voting securities

To the knowledge of the Company or ascertained from public filings, the only persons holding, directly or indirectly, five percent or more of the Company’s of each class of the Company’s voting securities, (as of May 31, 2008) are:

Beneficial Owner	Number of Shares and Rights (3)	Percent of Class (Diluted) (7)

Infratil Gas Limited Wellington, New Zealand	6,044,100	13.15%

Mr. P Loretto (1) Vancouver, B.C., Canada	3,585,190	7.80%

Trans-Orient Petroleum Ltd. (2) Vancouver, B.C., Canada	3,110,240	6.77%

Treaty Oak Master Fund (4) Austin, Texas, USA	15,800,000	31.74%

Beneficial Owner	Number of Shares and Rights (3)		Percent of Class (Diluted) (7)

Eclectic Investment Trust plc (5)	8,140,000		30.53%

Chelmsford, UK	7,692,308	(6)	100.00%
			(Preferred)

(1)

Mr. Loretto is the CEO, a director, a former President, and a principal shareholder of Trans-Orient Petroleum Ltd. (“Trans-Orient”) and as such all holdings disclosed in relation to Trans-Orient Petroleum Ltd. are also included in Mr. Loretto’s holdings.

(2)	Trans-Orient Petroleum Ltd. (“Trans-Orient”) is a public company traded on the OTC Bulletin Board (TOPLF) in the United States.

(3)	Common shares and common shares under exercisable convertible securities held directly or indirectly by the beneficial holder, as reported in public filings, or otherwise known to the Company.

(4)	Three separate investment funds managed by the same fund manager are treated as being under common control, despite diverse beneficial ownership of the funds by investors.

(5)	Two separate investment funds managed by the same fund manager are treated as being under common control, despite diverse beneficial ownership of the funds by investors.

(6)

As discussed below, the holders of the Preferred Shares have undertaken not to exercise voting rights applicable to the Preferred Shares prior to an agreed exchange of the Preferred Shares for convertible debentures.

(7)	Percentage assumes all securities convertible within 60 days are so converted by that holder only.

To the knowledge of the Company, the significant changes in percentage share ownership held by any major shareholders, during the last three years, are:

•

the acquisition by Exploration Capital Partners Limited Partnership of 1,015,196 common shares (more than 5% of the Company) during 2004 and its subsequent sale of securities to hold less than 5% by end 2005;

•

the acquisition by Infratil Gas Limited of 2,456,461 common shares and 1,228,230 share purchase warrants (more than 5% of the Company) during 2005, and the subsequent increases of its holding in October 2006 by the acquisition of 2,307,000 common shares (17.88%) and in May 2007 by the acquisition of 1,080,000 common shares (19.84%), followed by dilution upon issue of 12,500,000 shares in February 2008 and 1,056,338 shares in May 2008, to the current 13.14%;

•

the acquisition, in September 2007, by each of Republic Life Common Fund (L) Ltd and Eclectic Investment Trust plc (who are under common control of the same fund manager) of 3,846,164 Series 1 preferred shares each (agreed in principle to be exchanged for convertible debentures effective January 1, 2008, each $5 million debenture convertible to 3,846,164 common shares with similar commercial terms to the preferred shares, but not entitled to any voting rights until conversion. The exchange is subject to a number of conditions precedent, including the approval of the TSX. Pending the exchange, the holders of the preferred shares have undertaken not to vote the preferred shares). Together with a further 2,035,000 common shares and 2,035,000 warrants acquired by each fund in February 2008, each shareholder holds beneficial voting rights of 8.85% (more than 10% on a diluted basis), and common control of 30.53% (diluted);

•

the acquisition, in February 2008, by Treaty Oak Master Fund of 2,745,750 shares and 2,745,750 warrants, Treaty Oak Ironwood of 4,754,250 shares and 4,754,250 warrants, and Treaty Oak Acorn of 400,000 shares and 400,000 warrants (who are under common control of the same fund manager) giving common control of 31.74% (diluted).

The Company’s major shareholders do not have different voting rights.

2.      Host country record holders

To the knowledge of management, as at May 31, 2008, the following shareholdings were held by registered shareholders in the United States:

Number of U.S. Registered Holders	Number of Shares (3)	Percent of Class

435	6,838,353	14.87%

3.      Controlling shareholders

To the knowledge of management, the Company is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person, severally or jointly. None of the major shareholders listed in Item 7.A – Major Shareholders under the heading “Beneficial holders of 5% or more of voting securities” above directly or indirectly owns or controls the Company.

4.     Arrangements affecting shareholdings

There are no arrangements known to the Company the operation of which may at a subsequent date result in a change of control of the Company.

B. Related party transactions

During 2007 and up to May 31, 2008, the following related party transactions occurred:

Directors received a total remuneration of $159,705 during 2007, and total remuneration of $62,914 during the current (2008) fiscal year to May 31, 2008;

The Company paid Lang Michener LLP in which Bernie Zinkhofer, a former director, is a partner, $175,740 for legal and directorial services during 2007, and $78,294 during the current (2008) fiscal year to May 31, 2008;

The Company paid Peter Hill, a director, $3,000 for consultancy services during 2007;

The Company paid Dr David Bennett, the former Chief Executive Officer of the Company, $54,000 for the cancellation of options granted under a consultancy agreement which was terminated during fiscal 2007;

A subsidiary of the Company owns 1,495,660 shares, approximately 0.21% of issued shares in Rift Oil plc, a joint venture participant with the Company in PPL 235 and PPL 261 in Papua New Guinea.

All transactions with directors and other related parties were in the normal course of operations and were measured at the exchange amount, which is the consideration established and agreed to by the related parties.

C. Interests of experts and counsel

Not applicable

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

Consolidated audited financial statements of the Company as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 are provided under PART III of this Annual Report under Item 17 – 2007 Consolidated Financial Statements.

Legal Proceedings

The Company was during May 2008 a party to legal proceedings as noted below in regard to the Douglas permit. There are no legal proceedings in which any director, member of senior management or any affiliate is a party adverse to the Company nor has a material interest adverse to the Company.

The disputes and claims in existence involving the Company are discussed below. These disputes and claims include those made by Austral against third parties and by third parties against Austral. As at May 31, 2008, all but one of these had been settled. They were:

i) Cheal Royalty: A dispute regarding the terms of a royalty payment required to be paid by the Company in respect of the Arrowhead interest acquired in the Cheal shallow joint operations. The total amount involved is unable to be accurately quantified because it relies on estimates of future oil price and production from the Cheal shallow oil joint operations for permit 38738. The estimated amount payable relating to historical production is $153,000. The company has obtained legal advice regarding the claim which supports the Company’s position.

ii) Cheal Project: A number of interrelated claims and issues with TAG Oil (NZ) Limited (TAG) concerning the Cheal shallow joint operations and the development of the Cheal production facility. The Company has obtained legal advice regarding its ability to enforce the payment by TAG of its share of outstanding capital expenditure for completion of the production facility (amounting to approximately NZ$500,000 (US$388,000)). TAG has written to the Company alleging the Company is liable for compensation to TAG in the amount of approximately NZ$7.78 million (US$6.03 million). The Company refutes the requirement to pay compensation to TAG and has received legal advice supporting the Company’s position.

On May 23, 2008, the Company agreed with TAG upon the settlement of all outstanding disputes between the companies in relation to the Cheal project. The settlement agreement requires the net payment by the Company to TAG of $1.6 million in a combination of cash, stock and expected forward production from the Cheal A7 well and the issue of 2,273,000 Austral shares to TAG, which issuance occurred on June 9, 2008.

iii) Douglas Permit: The Company is in dispute with Rift Oil regarding the performance of Rift as Operator for the PNG PPL 235 licence, in relation to the setting of the minimum work commitment for the year five and six (years 2008 and 2009) work program. The Company considers the Operator failed to follow due process in regard to the program presented to the PNG Government, has failed to provide information to it as required under the joint venture agreement, failed to set a proper work program under the joint venture agreement and has failed to progress the commercial planning requirements called for in a memorandum of understanding with ALCAN. In particular, the Company disputes the requirement for drilling of a well (Puk Puk) in 2008 and maintains the well should be drilled in early 2009. The Company continues to express its concerns to Rift, is seeking clarification of circumstances and endeavoring to negotiate a resolution of its concerns with the Operator. The Company has obtained legal advice supporting its position.

The Company received legal proceedings from Rift Oil regarding the Douglas permit. The legal proceedings, issued in the New Zealand High Court, sought payment from the Company of US$1.646m being the amount of a cash call for the drilling of the Puk Puk well. The Company has also received a notice of default in respect of a further cash call for the well in the amount of US$1.2m. The Company disputed the proceedings issued and challenged Rift Oil’s entitlement to issue cash calls and progress the drilling of the Puk Puk well.

The Puk Puk-1 well was spudded on May 10, 2008.

On May 29, 2008, initial completion of a settlement and sale agreement with Rift Oil plc occurred, selling the Company’s interests in PPL’s 235 and 261 to Rift for $5 million, and withdrawing outstanding claims between the companies (see further detail in Item 4.A – History and Development of the Company, under the heading “Principal Capital Expenditures & Divestitures”).

Previously, the Company was subject to a claim by another party to one joint venture that the party had an entitlement to purchase part of certain Company properties. This claim was withdrawn during 2007 without compensation payable by the Company.

Dividends

The Company has never previously paid dividends to shareholders nor is there a general policy in place to do so. All cash-flow derived by the Company is usually re-invested in oil and gas exploration, development and associated costs. An exception to this policy was the agreement in July 2007 to issue preferred shares with an 8% half-yearly dividend. As discussed in Item 4.A – History and Development of the Company under the heading “Important Events since January 1, 2007”, the Company has since agreed with the holders of the preferred shares to exchange such shares for convertible debentures, with an 8% interest payment due half-yearly.

B. Significant Changes

No significant changes material to the Company’s business have occurred since the date of the annual financial statements, except as disclosed in this Report.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

1, 2 & 3. Not applicable

4.	Price History of the Stock

Summary trading by year, in United States dollars per share, for the five most recently completed fiscal periods ending December 31, 2007:

Year	AMEX (2)(5)	AMEX	TSX-V (2)(3)	TSX-V	NZSX (2)(4)	NZSX	OTCBB (1)(2)(5)	OTCBB

	High	Low	High	Low	High	Low	High	Low

2003	No trades	No trades	No trades	No trades	No trades	No trades	1.55	0.35
2004	No trades	No trades	3.38	1.32	3.28	1.35	3.40	1.30
2005	3.47	1.63	3.77	1.39	3.56	1.84	3.80	2.70
2006	3.02	1.11	3.02	1.18	2.56	1.28	No trades	No trades
2007	1.83	0.94	1.89	0.89	2.05	0.90	No trades	No trades

Summary trading for the two most recently competed fiscal periods ending December 31, 2007, and the subsequent period, for full quarters:

Year	AMEX (2)(5)	AMEX	TSX-V (2)(3)	TSX-V	NZSX (2)(4)	NZSX

	High	Low	High	Low	High	Low

2006
Quarter 1	1.90	1.35	1.97	1.33	2.05	1.52
Quarter 2	3.02	1.21	3.02	1.21	2.56	1.46
Quarter 3	1.73	1.11	1.69	1.15	1.65	1.28
Quarter 4	2.01	1.36	1.99	1.17	2.04	1.43
2007
Quarter 1	1.83	1.21	1.89	0.97	2.05	1.61
Quarter 2	1.32	0.94	1.40	0.91	1.67	0.90
Quarter 3	1.42	1.13	1.43	1.06	1.60	1.26
Quarter 4	1.52	1.01	1.73	0.89	1.46	1.16
2008
Quarter 1	1.03	0.65	0.99	0.66	1.21	0.68

Summary trading for the six most recently completed months ending May 31, 2008:

Month	AMEX (2)(5)	AMEX	TSX-V (2)(3)	TSX-V	NZSX (2)(4)	NZSX

	High	Low	High	Low	High	Low

Dec 2007	1.16	1.01	1.12	0.89	1.22	1.16
Jan 2008	1.03	0.85	0.99	0.90	1.21	0.76
Feb 2008	0.95	0.84	0.97	0.84	1.02	0.83
Mar 2008	0.97	0.65	0.96	0.66	1.12	0.68
Apr 2008	0.72	0.58	0.66	0.60	0.76	0.59
May 2008	0.74	0.57	0.78	0.59	0.69	0.68

(1)	OTCBB quotations may reflect interdealer prices, without retail markup, markdown or commission and may not necessarily reflect actual transactions.

(2)

OTCBB quotes are from www.amex.com. All TSX-V, AMEX and NZSX prices are from www.finance.yahoo.com. Quoted prices are closing prices, converted to USD at the average exchange rate for the relevant day.

(3)	The Company listed on the TSX-V from January 2, 2004.

(4)	The Company listed on the NZSX from January 5, 2004.

(5)	The Company listed on the AMEX from April 18, 2005, and de-listed from the OTC-BB at that time.

5, 6 & 7. Not applicable

B. Plan of Distribution

Not applicable

C. Markets

The Company’s common shares are listed on the following stock exchanges:

Name of Exchange	Exchange Symbol	Trading Symbol	Date of Listing

American Stock Exchange	AMEX	AEN	Apr 18, 2005
Toronto Stock Exchange – Venture Exchange	TSX-V	APX	Jan 2, 2004
New Zealand Stock Exchange	NZSX	APX	Jan 5, 2004

The Board has resolved, and the process is underway, to delist from the American Stock Exchange with an anticipated delisting date of June 27, 2008.

D. E. & F. Not applicable

ITEM 10.	ADDITIONAL INFORMATION

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

In April 2006, the Board of Directors of the Company resolved to propose the return of the Company’s incorporation to British Columbia from the Yukon Territory, to the annual meeting of shareholders in May 2006. Consequent upon that decision, the Board proposed the adoption of new Articles and the authorization of a class of preferred shares at the May 2006 AGM. These proposals were so confirmed by the shareholders by special resolution at the AGM on May 2, 2006, and as noted in Item 4.A – History and Development of the Company, the Company was continued into the jurisdiction of the Province of British Columbia, Canada in October 2006 (see Exhibit 1.1), which continuation included the adoption of new Articles of the Company. Notice of Articles was filed with the British Columbia Registrar of Companies (Exhibit 1.2).

The Articles (Exhibit 1.3) and Notice of Articles are the primary charter documents of the Company. The differences between the Company’s Bylaws under Yukon law, and the new Articles were set out in the Management Proxy Circular distributed in relation to the shareholders’ meeting noted above, filed under a Form 6-K on April 10, 2006.

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

(a) Generally

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

3.	Rights, Preferences and Restrictions attaching to Classes of Shares

The authorized capital of the Company consists two classes namely an unlimited number of common shares and unlimited number preferred shares issuable in series, and each class is without par (or nominal) value. As at Jun 13, 2008, there were 48,245,469 common shares and 7,692,308 preferred shares issued and outstanding.

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

Preferred Shares have the right to vote on the same basis as the common shares, one vote per share, except that, in relation to the Series 1 Preferred Shares issued in September 2007, the Company has agreed in principle with the holders to exchange such preferred shares for convertible debentures effective January 1, 2008, each $5 million debenture convertible to 3,846,164 common shares with similar commercial terms to the preferred shares, but not entitled to any voting rights until conversion. The exchange is subject to a number of conditions precedent, including the approval of the TSX. Pending the exchange, the holders of the preferred shares have undertaken not to vote the preferred shares.

(a) dividend rights

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

•

The holders of the preferred shares are entitled to exchange them for common shares in the Company, provided that when the directors agree to the issuance of any preferred shares they shall be entitled to specify the terms, conditions and rates during which and upon which the holders of the preferred shares will be entitled to exercise such conversion privileges;

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

6.	No Limitations on the Right to Own Securities

The Company’s Articles do not contain any restrictions on the rights of any person, including any non-resident or foreign shareholder to hold or exercise voting rights on the Company’s securities. There are no restrictions applicable to such ownership in Canadian law as discussed in Item 10.D – Exchange Controls.

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

8.	Ownership Threshold Requiring Public Disclosure

There are no provisions in the Company’s Articles or in the BC Act governing the threshold above which shareholder ownership must be disclosed. The Company is a reporting company under the Securities Act (British Columbia) and the Securities Act (Alberta), and is governed by the securities legislation in New Zealand, and in the U.S.A., as a foreign private issuer.

Canadian provincial securities legislation requires that a shareholder disclose ownership of 10% or more of the shares (and any further increases of 2% or more) of the Company by issuing a news release and filing a report (both containing prescribed disclosure) with the Securities Commissions in those provinces. They also require the Company to disclose, in its information circular sent out for an annual meeting or special meeting, the names of holders known to the Company to beneficially own more than 10% of the Company’s issued and outstanding shares.

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

9.	Significant differences between U.S. Law and the Law Applicable to Company

The law applicable to the Company and its own governance practices differ from those followed by U.S. domestic companies pursuant to AMEX listing standards in the following material respects:

• Solicitation of Proxies

AMEX requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to applicable SEC proxy rules. The Company is a foreign private issuer as defined in Rule 3b-4 under the 1934 Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Securities Exchange Act of 1934, as amended. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

• Shareholders Approval for Dilutive Private Placement Financings

Section 713 of the AMEX Company Guide requires that the Company obtain the approval of its shareholders for share issuances equal to 20 percent or more of presently outstanding shares for a price which is less than the greater of book or market value of the shares. There is no such requirement under British Columbia law or under the Company’s home stock exchange rules (Toronto Stock Exchange or TSX Venture Exchange) unless the dilutive financing results in a change of control.

The Company will seek a waiver from AMEX’s section 713 requirements should a dilutive private placement financing trigger the AMEX shareholders’ approval requirement in circumstances where the same financing does not trigger such a requirement under British Columbia law or under the Company’s home country stock exchange rules.

10.	Changes to the Company’s Capital

The Company’s Articles do not contain any provisions governing changes in capital more stringent than those required by the BC Act.

C. Material contracts

The Company has entered into, or remains subject to, the following material contracts in the two years prior to May 31, 2008 which can reasonably be regarded as being not in the ordinary course of the Company’s business (which ordinary course includes the routine purchase and farm-in/farm-out of oil and gas properties, and settlement of claims):

Document; Date	Parties	Particulars

Gas Pre-payment and Option Agreement Apr 2, 2003	NGC Energy; Austral	NGC lent the Company NZ$2 million for the right of first negotiation in respect to onshore NZ gas discoveries (refer to Item 4.B under “Kahili Field”, and Item 17, Note 20(a) of Financial Statements).

Stock Option Plan Mar 3, 2006	Employees & directors; Austral	Stock Option Plan and grants thereunder pursuant to which 1,987,500 shares were reserved for issuance as at Dec 31, 2007 (refer to Item 7.E.2 under “Stock Option Plan”).

Unit Subscription Agreement Oct 18, 2006	Various; Austral	Private placement raising $6.5 million by the issue of 5,007,000 shares at $1.30 each, closing November 2006.

Share Sale Agreement Oct 18, 2006	Shareholders of Arrowhead Energy Ltd; Austral Pacific Energy (NZ) Ltd

Purchase by Austral of all the shares in Arrowhead Energy Ltd (principal asset 33% Cheal Field permits), closing December 2006 for consideration of $12.08 million (refer to Item 17, Note 5(b) of Financial Statements).

Gas Pre-Payment and Sale Agreement Feb 4, 2004	NGC Energy International Resource Management Corporation (IRM)	NGC lent IRM NZ$2.5 million for the right to purchase Kahili and Cheal gas at an agreed price (refer to Item 17, Note 20(b) of Financial Statements).

Asset Sale Agreement Oct 23, 2005	International Resource Management Corporation (IRM) Arrowhead Energy Ltd	Purchase by Arrowhead Energy of Cheal and Kahili assets from IRM, including transfer of obligations under Gas Pre-Payment Agreement (Feb 04).

Document; Date	Parties	Particulars

US$ Cash Advance Agreement Dec 21, 2006	Investec Bank (Australia) Ltd; various Austral companies	Establishing a $23 million loan facility for a term of 4 years at commercial lending rates (refer to Item 5.B under “Loan Facility”, and Item 17, Note 21 of Financial Statements).

Warrant Agreement Dec 21, 2006	Investec Bank; Austral	Granted 2.5 million warrants to Investec exercisable at $2.11 per for 24 months share as partial consideration for the loan facility.

Unit Subscription Agreement Mar 30, 2007	Various; Austral	Private placement raising $3.25 million by the issue of 2,500,000 shares at $1.30 each, closing May 2007.

Share Sale Agreement Aug 6, 2007; variation Aug 31, 2007	Shareholders of International Resource Management Corporation Ltd; Austral Pacific Energy (NZ) Ltd

Purchase by Austral of all the shares in International Resource Management Corporation Ltd, later varied to clarify treatment of shareholder loans, closed November 12, 2007 (refer to Item 17 Note 5(a) of Financial Statements).

Preferred Share Subscription Agreement Jul 7, 2007	Eclectic/Republic; Austral	Private placement raising $10 million by the issue of 7,692,308 Series 1 preferred shares at $1.30 each, closing September 20, 2007 (refer to Item 4.A under “Important Events”).

Warrant Agreement Sep 20, 2007	Morgan Keegan; Austral	Granted 150,000 warrants to Morgan Keegan exercisable at $1.30 per share for 24 months as partial consideration for broker services (refer to Item 4.A under “Important Events”).

Unit Subscription Agreement Dec 12, 2007	Various; Austral

Private placement raising $15 million by the issue of 12.5 million units at $1.20 each (1 common share plus 1 12-month share purchase warrant exercisable at $2.25), closing February 28, 2008 (refer to Item 4.A under “Important Events”).

Unit Subscription Agreement Jun 12, 2008	Various; Austral

Private placement raising $5,611,180 million by the issue of 11,222,360 million units at $0.50 each (1 common share plus one-half 15-month share purchase warrant exercisable at $1.00), closing subject to regulatory approval (refer to Item 4.A under “Important Events”, and Exhibit 14.11).

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

The Investment Act generally prohibits implementation of a “reviewable” investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (i.e. a “non-Canadian”), unless after review by the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the Company’s common shares by a non-Canadian (other than a “WTO investor” as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was over CDN$5 million, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in the Common Shares of the Company by a WTO investor, or by a non-Canadian when the Company was controlled by a WTO investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2007 is CDN$295 million. A non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares of the Company. The acquisition of less than a majority but one-third or more of such Common Shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the Common Shares.

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

This summary is based on the current provisions of the Tax Act and the regulations thereunder, all proposed amendments to the Tax Act, regulations and the Treaty publicly announced by the Minister of Finance (Canada) to the date hereof, the current provisions of the Treaty and the current administrative practices of the Canada Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law, the Treaty or administrative policy, although no assurance can be given in these respects. This summary does not take into account provincial, U.S. or other foreign income tax considerations, which may differ significantly from those discussed herein. The summary also assumes that the Company will be treated solely as a resident of Canada for purposes of the Tax Act and the Treaty. No opinion or tax ruling has been sought or obtained in respect of any assumption made in this summary.

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

Dividends

Dividends paid or deemed to be paid or credited by the Company to a U.S. Holder are subject to Canadian withholding tax at the rate of 25% unless a lower Treaty rate can be substantiated. Under the Treaty, the rate of withholding tax on dividends paid to a qualifying U.S. Holder is generally limited to 15% of the gross dividend (or 5% in the case of corporate shareholders owning at least 10% of the Company’s voting shares).

Disposition

A US Holder is subject to tax under the Tax Act in respect of a capital gain realized on the sale or other disposition of a common share only if the US Holder holds the common share as “taxable Canadian property” for purposes of the Tax Act and is not entitled to relief under the Treaty.

In general, provided the common shares are listed on a designated exchange in Canada at the relevant time (maintaining the current TSX listing would be sufficient for this purpose), common shares will not be “taxable Canadian property” unless (i) at any time during the 60 month period ending at the time of disposition, the US Holder and/or persons and entities not dealing at arm’s length with the US Holder (alone or together) owned 25% or more of the issued shares of any class or series of the capital stock of the Company, or (ii) the US Holder’s common shares were acquired in certain types of tax-deferred exchanges in consideration for property that was itself “taxable Canadian property”.

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

Passive Foreign Investment Company Considerations

Management believes that the Company will not be treated as a Passive Foreign Investment Company (“PFIC”), for U.S. federal income tax purposes for the current taxable year, nor for the foreseeable future. However, an actual determination of PFIC status is factual in nature and generally cannot be made until the close of the applicable taxable year. We will be a PFIC if either:

–	75% or more of our gross income in a taxable year is passive income, which includes dividends, interest, royalties, rents, annuities, and some types of gains; or

–	the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50%.

If the Company were classified as a PFIC, U.S. shareholders would be subject to certain adverse U.S. tax consequences, including the application of special rules to certain extraordinary distributions, possible characterization of gain with respect to the shares as ordinary and the possible imposition of an interest charge on taxes that U.S. holders would be deemed to have deferred.

U.S. shareholders are urged to consult their own tax advisors concerning the potential application of the PFIC rules to their ownership and disposition of the Company’s shares.

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

Interest rate risk

The Company is a party to the Gas Pre-purchase and Option Agreement between the Company and NGC New Zealand Limited (now called Vector Limited) that may give rise to interest rate exposure (see Item 17, Note 20(a) of the 2007 Consolidated Financial Statements, and Exhibit 4.2). In the event that insufficient gas is delivered by the Company to discharge the advance, and the Company elects to refund the advance, interest will be payable for the period on the outstanding balance at April 2, 2013, calculated at the average New Zealand bank bill rate. The Company has several alternatives at its discretion for repayment of the advance. The Company’s current intention is to repay the advance by physical delivery of gas in which instance interest will not be incurred.

On February 4, 2004, Arrowhead Energy Ltd, a company acquired on December 22, 2006, entered into a gas prepayment and sale agreement with Vector Limited (Item 17, Note 20(b) of the 2007 Consolidated Financial Statements, and Exhibits 4.3 and 4.4). The obligations of Arrowhead under the gas prepayment agreement survive the repayment of the advance. The gas prepayment agreement can only be terminated in certain circumstances and in the event of termination the outstanding amount of the advance is repayable without interest for a period of 14 days after which interest becomes payable on any balance of the advance not repaid, calculated at the average New Zealand bank bill rate.The Company’s current intention is to repay the advance by physical delivery of gas, in which instance interest will not be incurred.

In December 2006, Austral Pacific Energy (NZ) Limited, a wholly owned subsidiary, entered into a project loan facility with Investec Bank (Australia) Ltd and the first drawdown was made on December 22, 2006 (refer to Item 5 and Exhibit 2.1). Interest on the facility is variable based upon the London Interbank Offered Rate (‘LIBOR’) plus a margin dependent upon the tranche of the loan.

The facility is structured into three tranches:

(i)

$18,000,000 ‘Senior tranche’ The interest rate prior to project completion is LIBOR plus 2.00% (post completion LIBOR plus 1.75%). This interest rate has been increased to LIBOR plus 4.00% for the period January 31 to December 15, 2008. At December 31, 2007 a total drawdown of $18,000,000 had been made from the Senior tranche and $4,350,000 had been repaid. At May 31, 2008, a further $7,700,000 had been repaid.

(ii)	$5,000,000 ‘Junior tranche. The interest rate prior to project completion is LIBOR plus 4.00%

(post completion LIBOR plus 3.5%). This interest rate has been increased to LIBOR plus 6.00% for the period January 31 to December 15, 2008. At December 31, 2006 a total drawdown of $5,000,000 had been made from the Junior tranche;

(iii)	NZ$2,500,000 ‘Guarantee tranche’. The interest rate prior to project completion is 2.00% (post completion 1.75%).

In May 2008 a further $17,847,000 was borrowed under the facility to fund the close out of the forward oil sale contracts, a series of put options and interest costs to December 15, 2008 when the facility will be repayable in full.

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

Credit Risk

Credit risk arises from cash and cash equivalents, and deposits with banks, as well as credit exposures to customers, including outstanding receivables and committed transactions. Investments are to be made only with approved third party financial institutions. A significant portion of the Company’s accounts receivable, $1,949,355 (2006: $347,216) is due from one oil and gas customer. Credit quality of this customer is assessed taking into account its financial position, past experience and other factors.

Equity price risk

The Company holds investments in one publicly held entity listed on the AIM market in London. Any changes in the value of this investment would not materially impact the financial results of the Company.

Exchange rate risk

As the Company operates in New Zealand and Papua New Guinea (until May 31, 2008), there is an exposure to foreign exchange risk arising from fluctuations in the exchange rates of these currencies. To a lesser extent, fluctuations in the Canadian dollar exchange rate will have an impact as the Company incurs costs in Canadian dollars relating primarily to corporate activities.

The Company does not currently engage in foreign currency hedging although the treasury policy approved by the Board of Directors allows hedging arrangements to be entered into within specified limits when considered appropriate by management. Refer to Item 5.A – Operating Results, under the heading “Foreign Currency Fluctuation” for further information.

Commodity price risk

The Company is involved in exploring for oil and natural gas. Sales of oil will be subject to commodity price risk which will increase as production rates increase. As at December 31, 2007, the Company had entered into a series of forward sales contracts for the future sale of crude oil produced from the Cheal oil field. These were closed out in May 2008. Refer to paragraph on derivative financial instruments below for further information.

Translation exposure

Translation exposure is defined as the Company’s exposure to currency risk when translating the results and net assets of foreign subsidiaries to United States dollars. The translation effects on the Company’s accounts are not hedged.

Derivative financial instruments

As noted in the paragraph on commodity price risk above, as at December 31, 2007, the Company has entered into a series of forward sales contracts for the future sale of crude oil produced from the Cheal field. The contracts were entered into in connection with the raising of the long term loan. As the forward sales contracts hedge commodity price against the WTI Futures Contract, the Company has assessed the long term effectiveness of the forwards sales contracts as not being sufficiently effective to enable it to apply hedge accounting.

The Company’s outstanding contracts for derivative instruments, (which account for ~20% of Cheal proved and probable oil reserves), and the related fair values at December 31, 2007 are as follows:

	QUANTITY (BARRELS)	MATURITY DATE	AVERAGE PRICE US$/BBL	FAIR VALUE DECEMBER 31, 2007

Crude oil forward options	323,700	January 2008-December 2010	65.10	(7,753,311)

As at December 31, 2007 the average price per bbl of equivalent crude oil forward sales contracts for the period November 2007 to January 2011 ranged from 85.60 to 96.33, thus giving rise to a negative fair value for these derivatives of $7,753,311. The forward sales were valued against the forward oil curve prices and discounted. As a result of the forward oil curve prices being higher than the swap price these contracts resulted in a loss. The change in fair value of the contracts is charged as income or expense in accordance with the accounting standards requirements. The actual gain or loss on each monthly hedged position will be determined at the time of settlement dependent upon the oil price prevailing at that time.

At end May 2008, the Company has closed out the crude oil forward sales contracts (effective June 2008 onwards), established a series of $90 put options (September 2008 to August 2009) and including the associated interest cost at a total cost of $17,847,000 (the funds were borrowed from Investec with repayment due December 15, 2008).

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As reported in Item 17, Note 21 of the Consolidated Financial Statements 2007 and Item 5.B – Liquidity and Capital Resources under the heading “Loan Facility”, the Company has breached several covenants under its loan facility provided by Investec Bank (Australia) Limited. Until the agreed restructuring is complete and the Company satisfies the “completion test” defined in the US$ Cash Advance Agreement (see Exhibit 2.1), the Company will remain in default under the facility.

The Company has not paid any dividends on the Series 1 Preferred Shares, the first payment of which was due on January 1, 2008. As reported in Item 17, Note 25 (f) of the Consolidated Financial Statements 2007, the Company has reached an agreement in principle with the holders of the preferred shares for the exchange of the preferred shares into convertible debentures, with effect from January 1, 2008. The convertible debentures would have similar commercial terms, but would not be entitled to any voting rights. The exchange will be subject to a number of conditions precedent, including the approval of the TSX. While the proposed exchange remains outstanding, the dividends have agreed not to be paid.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The Company issued 7.7 million preferred shares on September 30, 2007. The preferred shares have the following rights and are subject to the following limitations:

•	the preferred shares are convertible into common shares at a conversion price of $1.30 per share for three years from issue date;

•	the preferred shares are redeemable at par by the Company after three years;

•	the preferred shares are retractable by the holder after three years;

•	the preferred shares have voting rights after December 31, 2007 (subject to completion of the agreement in principle discussed below);

•	the preferred shares are entitled to the payment of cumulative dividends at the rate of 8% per annum; and

•	the preferred shares are entitled to a liquidation preference over the common shares in an amount equal to the par value plus accumulated unpaid dividends.

The Company has reached an agreement in principle with the holders of the preferred shares for the exchange of the preferred shares into convertible debentures. The convertible debentures would have similar commercial terms, but would not be entitled to any voting rights. The exchange will be subject to a number of conditions precedent, including the approval of the TSX. Pending exchange, the holders of the preferred shares have undertaken not to exercise their voting rights on these shares.

The rights of the Company’s common shareholders have been materially modified by the creation and issuance of the preferred shares to the extent that the preferred shares are entitled to preferential dividends, a preference on liquidiation and future voting rights. In addition, conversion of the preferrred shares into common shares would result in dilution to existing holders of common shares. As at May 31, 2008, none of the Series 1 Preferred Shares had been converted by the holders.

ITEM 15.	CONTROLS AND PROCEDURES

Not applicable

ITEM 15T.	CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Our management, including our Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining our disclosure controls and procedures. The term “disclosure controls and procedures”, as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

We evaluated the effectiveness of our disclosure controls and procedures under the supervision of our Chief Executive Officer and Chief Financial Officer as of the end of the period covered by this annual report on Form 20-F. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of such date. The basis for this determination was that, as discussed below, we have identified material weaknesses in our internal control over financial reporting, which we view as an integral part of our disclosure controls and procedures.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Because of its inherent limitations, internal controls over financial reporting are not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal controls over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual financial statements will not be prevented or detected. In connection with our managements’ evaluation of our internal control over financial reporting, a material weakness was identified as of December 31, 2007 in the limited knowledge of key accounting and finance staff in Canadian and US GAAP. We did not have a sufficient number of personnel with an appropriate level of accounting knowledge, experience and training in the selection, application and implementation of Canadian and U.S. GAAP (in particular relating to non-routine transactions and the application of specific technical accounting requirements and the work papers supporting the accounting treatment). Consequently, and as result of the audit by our independent registered public accounting firm, this led to material audit adjustments to our consolidated financial statements in respect to the following items:

•	Recognition and measurement of capitalized development costs, related provisions (i.e. asset retirement obligations) and subsequent amortization and depletion

•	Appropriate expensing of exploration and evaluation expenditure in the period incurred;

•	Recognition and measurement of fair value of prepaid gas revenue;

•	Recognition and measurement of deferred tax;

•	Recognition and measurement of preference shares issued and corresponding dividends;

•	Recognition of unincorporated joint venture asset and liability positions at balance date;

•	Translation to Company’s functional currency of both monetary and non-monetary items; and

•	Disclosure of all commitments and contractual obligation.

Because of the material weaknesses described above, our management has concluded that we did not maintain effective internal control over our financial reporting as of December 31, 2007 based on Internal Control – Integrated Framework issued by the COSO. The weakness referred to above did not relate to fraud and was fully addressed prior to completion of the financial statements presented in this Report

MANAGEMENT’S PLAN FOR REMEDIATION OF MATERIAL WEAKNESS

In light of the conclusion that our Company’s internal control over financial reporting was not effective, our management has developed a plan intended to remediate such ineffectiveness and to strengthen our internal control over financial reporting through the implementation of certain remedial measures, which include:

•	identifying an appropriate U.S. GAAP training program for the accounting and finance personnel of our Company to attend; and

•	continuing to engage and more fully utilise third-party accounting professionals to provide Canadian and U.S. GAAP consulting services and conduct timely reviews and evaluations.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended December 31, 2007, the change in both the CFO and Financial Controller (including the absence of a permanent CFO between mid February and mid June 2007 inclusive) had the capability to materially affect the Company’s internal control over financial reporting. The CFO and the Financial Controller have limited experience with detailed Canadian and US GAAP reporting. In response, the Company sought accounting advice from an independent major accounting firm to assist in the interpretation and application of Canadian and US accounting standards.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that it has one Audit Committee financial expert serving on its Audit Committee. This financial expert is Mr. David Newman, who is the Audit Committee Chairman. Mr. Newman is accredited in New Zealand as a Chartered Accountant. During his career with BP, Mr. Newman served as CFO of BP Oil South Africa, and as CEO of BP New Zealand was direct supervisor for the company’s CFO. Previously, he spent 10 years with Deloitte and Touche, and Ernst & Young, in New Zealand and in the United Kingdom, including 5 years as an Audit Manager. He has served as Audit Committee chairman for a number of New Zealand public issuers and other significant companies.

The Board has determined that Mr. Newman is independent. Although Mr. Newman also serves as a director and Chairman of Infratil Limited (the parent company of Infratil Gas Limited, a greater than 10% shareholder of the Company), he is not employed by Infratil or the Company, is remunerated only in his capacity as a director of each company, and serves as chairman of Infratil in a part-time capacity only. Under both US and Canadian rules, he does not, by virtue of such relationships alone, lose his status as an independent director, and the Board has determined that he does not have any other “material relationship with the Company which might interfere with the exercise of his independent judgement”. Therefore, in accordance with the independent director requirements of Section 121A of the AMEX Company Guide and Rule 10A-3 of the Securities Exchange Act of 1934, Mr. Newman meets the standard for independence as a member of the Board of Directors and as a member of the Audit Committee.

ITEM 16B.	CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Chief Executive Officer and the Chief Financial Officer, as well as to all other staff. The Code of Ethics was amended by the inclusion of a number of more specific requirements in December 2006 (Exhibit 11). The Company has made available its code of ethics on its website, www.austral-pacific.com and has filed it on the Canadian securities regulatory administrators’ website www.sedar.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The nature of the services provided by KPMG under each of the categories indicated in the table is described below.

Principal Accountant Service	For the fiscal year ended December 31, 2007	For the fiscal year ended December 31, 2006

Audit Fees	333,630	261,797
Audit Related Services	16,496	15,560
Tax Fees	165,322	38,870
All Other Fees	1,805	Nil

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

PART III

ITEM 17.	FINANCIAL STATEMENTS

ITEM 18.	FINANCIAL STATEMENTS

Not applicable

ITEM 19.	EXHIBITS

LIST OF EXHIBITS

Exhibit Reference	Document	Date	Parties	Reference

1.1	Certificate of Continuance of the Company	Oct 16, 2006		(5)

1.2	Notice of Articles	Oct 16, 2006		(5)

1.3	Articles of the Company	Oct 16, 2006		(5)

2.1	US$ Cash Advance Agreement	Dec 21, 2006	Investec Bank (Australia) Ltd; various Austral companies	(4)

2.2	Warrant Agreement	Dec 21, 2006	Investec Bank (Australia) Ltd; Austral	(4)

4.1	Form of Stock Option Agreement	Oct 15, 2002	various employees, directors, and consultants; Austral	(1)

4.2	Gas Pre-payment and Option Agreement	Apr 2, 2003	NGC Energy; Austral	(3)

4.3	Gas Pre-Payment and Sale Agreement	Feb 4, 2004	NGC Energy International Resource Management Corporation (IRM)	(4)

4.4	Asset Sale Agreement	Oct 23, 2005	International Resource Management Corporation (IRM) Arrowhead Energy Ltd	(4)

Exhibit Reference	Document	Date	Parties	Reference

4.5	Stock Option Plan	Mar 3, 2006		(2)

4.6	Form of Unit Subscription Agreement	Oct 18, 2006	Austral and various purchasers of the Units	(4)

4.7	Form of Unit Subscription Agreement	Mar 30, 2007	Austral and various purchasers of the Units	(4)

4.8	Form of Preferred Share Subscription Agreement	Jul 7, 2007	Austral and various purchasers of the Units	(7)

4.9	Warrant Agreement	Sep 30, 2007	Morgan Keegan & Company, Inc. Austral	(7)

4.10	Form of Unit Subscription Agreement	Dec 12, 2007	Austral and various purchasers of the Units	(7)

4.11	Form of Unit Subscription Agreement	Jun 12, 2008	Austral and various purchasers of the Units	(7)

4.12	Share Sale Agreement	Oct 18, 2006	Shareholders of Arrowhead Energy Ltd; Austral Pacific Energy (NZ) Ltd	(4)

4.13	Share Sale Agreement	Aug 6, 2007	Shareholders of International Resource Management Corporation Limited (IRM) Austral Pacific Energy (NZ) Ltd	(7)

4.14	Variation of Share Sale Agreement	Aug 31, 2007	Shareholders of International Resource Management Corporation Limited (IRM) Austral Pacific Energy (NZ) Ltd	(7)

4.15	Offer of Employment	Apr 23, 2007	Austral; T B Jewell	(4)

4.16	Variation to offer of employment	May 24, 2007	Austral; T B Jewell	(4)

8	List of Subsidiaries of the Company	May 31, 2008		(7)

11	Code of Ethics	Dec 19, 2006		(4)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002			(7)

Exhibit Reference	Document	Date	Parties	Reference

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002			(7)

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002			(7)

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002			(7)

15	Company’s reserves reporting NI51-101F1, F2, F3 (Canada)	As at December 31, 2007		(8)

(1)	Incorporated by reference, previously included in our Form 20-F for the year ended December 31, 2002.

(2)	Incorporated by reference, previously included in our Form 20-F for the year ended December 31, 2003.

(3)	Incorporated by reference, previously included in our Form 20-F for the year ended December 31, 2004.

(4)	Incorporated by reference, previously included in our Form 20-F for the year ended December 31, 2006.

(5)	Incorporated by reference, previously included in a Form 6-K filed October 26, 2006.

(6)	Incorporated by reference, previously included in a Form 6-K filed April 3, 2007.

(7)	Filed as an exhibit to this Annual Report on Form 20-F.

(8)	Incorporated by reference, previously included in a Form 6-K filed March 28, 2008.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

AUSTRAL PACIFIC ENERGY LTD.

Date: June 24, 2008	By:	“T B Jewell

	Name:	Thompson Jewell

	Title:	Chief Executive Officer, President

AUSTRAL PACIFIC ENERGY LTD.

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)

Years DECEMBER 31, 2007, 2006 and 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Austral Pacific Energy Ltd:

We have audited the accompanying consolidated balance sheets of Austral Pacific Energy Ltd as of December 31, 2007 and 2006, and the related consolidated statements of operations and deficit, cash flows, and changes in stockholders’ equity for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Austral Pacific Energy Ltd as of December 31, 2007 and 2006, and the results of its operations and deficit and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with generally accepted accounting principles in Canada.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As further described in Note 2 to the Company’s consolidated financial statements, the Company has suffered recurring losses from operations, has a working capital deficit and a net capital deficiency and has also been unable to generate net cash from operating activities. In addition, the Company is in breach of several covenants relating to its bank loan facility. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Accounting principles generally accepted in Canada vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 26 to the consolidated financial statements.

Wellington, New Zealand
June 26, 2008

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars)

As at :	December 31, 2007 $	December 31, 2006 $

Assets
Current
Cash and cash equivalents (Note 6)	9,019,812	7,144,943
Accounts receivable (Note 10)	5,689,279	1,418,071
Restricted cash (Note 6)	3,000,000	—
Financial instruments (Note 22)	—	210,416
Inventory (Note 12)	488,486	475,280
Prepaid expenses and deposits	805,527	500,572

	19,003,104	9,749,282

Non-current
Investments (Note 13)	100,822	136,528
Restricted cash (Note 6)	—	3,000,000
Held for sale asset (Note 7)	—	235,353
Property and equipment (Note 7)	41,609,165	20,853,539
Goodwill (Note 5(b),8)	2,018,969	2,018,969

Total Assets	62,732,060	35,993,671

Liabilities
Current
Current debt (Note 21)	18,650,000	6,266,944
Financial instruments (Note 22)	7,753,311	75,781
Accounts payable and accrued liabilities (Note 10)	11,226,465	3,839,736
Prepaid gas revenue (Note 20)	831,040	1,047,108
Asset retirement obligations (Note 9)	845,422	—
Net cash in advance (Note 11)	9,679,614	—

	48,985,852	11,229,569

Non-current
Financial instruments (Note 22)	—	590,320
Deferred taxation provision (Note 19)	3,994,013	2,018,969
Prepaid gas revenue (Note 20)	2,521,823	2,330,660
Asset retirement obligations (Note 9)	1,237,668	1,065,559
Long term debt (Note 21)	9,282,806	6,662,834

Total Liabilities	66,022,162	23,897,911

Stockholders’ Equity
Common stock without par value (Note 17);
unlimited number of shares authorized;
Issued and outstanding 32,416,142 (2006: 27,764,287) shares	55,913,721	50,045,527
Preferred shares	480,838	—
Contributed surplus	1,876,279	1,545,218
Share purchase warrants reserve	1,540,762	1,540,762
Accumulated other comprehensive income	17,210	52,916
Accumulated deficit	(63,118,912)	(41,088,663)

Total Stockholders’ (Deficit)/Equity	(3,290,102)	12,095,760

Total Liabilities and Stockholders’ Equity	62,732,060	35,993,671

Approved by the Directors:
D A R Newman	T B Jewell

Director	Director

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Statements of Operations and Deficit
(Expressed in United States Dollars)

For the years to/ended:	December 31, 2007 $	December 31, 2006 $	December 31, 2005 $

Production Income
Oil and gas sales	7,342,678	911,931	1,779,454
Net realised derivative loss	(1,030,926)	—	—
Royalties	(388,777)	(40,899)	(74,930)

Net Revenue	5,922,975	871,032	1,704,524

Expenses
General and administrative expense	(7,101,911)	(4,072,555)	(3,609,531)
Foreign exchange loss	(581,228)	(1,973,650)	(791,234)
Unrealised derivative loss	(7,297,626)	(455,685)	—
Production costs	(2,968,000)	(485,447)	(848,174)
Depletion (Note 7)	(4,378,105)	(347,206)	(61,979)
Operating leases/rental expense	(142,282)	(103,526)	(44,008)
Amortization (Note 7)	(129,555)	(106,551)	(51,034)
Interest expense (Note 14)	(4,131,900)	(42,204)	(163)
Oil and gas exploration expenditure	(3,228,674)	(8,171,981)	(3,703,774)

Total Expenses	(29,959,281)	(15,758,805)	(9,109,897)

Net loss for the year before other income	(24,036,306)	(14,887,773)	(7,405,373)

Other Income
Interest income	269,559	437,279	460,411
Joint operation recoveries	1,631,676	1,043,666	1,093,417
Other	104,822	—	83,612

Net loss for the year	(22,030,249)	(13,406,828)	(5,767,933)

Deficit, beginning of year	(41,088,663)	(27,681,835)	(21,913,902)

Deficit, end of year	(63,118,912)	(41,088,663)	(27,681,835)

Basic loss per share (Note 18)	($0.74)	($0.57)	($0.30)

Diluted loss per share (Note 18)	($0.74)	($0.57)	($0.30)

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Statements of Changes in Stockholders’ Equity/(Deficiency)
(Expressed in United States Dollars)

					Share Purchase Warrants Reserve	Accumulated Other Compre - hensive income
	Common Stock		Preferred Shares	Contributed Surplus			Accumulated Deficit	Total Stock - holders’ Equity/ (Deficiency)
	Shares	Amount $

Balance at January 1, 2005	17,720,045	32,683,328	—	361,854	—	—	(21,913,902)	11,131,280

Issuance of common shares for cash (Note 17(a))	4,000,000	10,000,000	—	—	—	—	—	10,000,000
Less Deferred Offering Costs (Note 17(a))	—	(448,371)	—	—	—	—	—	(448,371)
Exercise of share purchase warrants for cash (Note 17(a))	846,408	1,127,741	—	—	—	—	—	1,127,741
Exercise of share purchase options (Note 17(a))	100,000	136,598	—	(11,598)	—	—	—	125,000
Stock option compensation	—	—	—	673,711	—	—	—	673,711
Net loss for the year	—	—	—	—	—	—	(5,767,933)	(5,767,933)

Balance at December 31, 2005	22,666,453	43,499,296	—	1,023,967	—	—	(27,681,835)	16,841,428

Issuance of common shares for cash (Note 17(a))	5,007,000	6,509,100	—	—	—	—	—	6,509,100
Less Deferred Offering Costs (Note 17(a))	—	(89,096)	—	—	—	—	—	(89,096)
Exercise of share options for cash (Note 17(a))	90,834	126,227	—	(12,684)	—	—	—	113,543
Stock option compensation (Note 17(c))	—	—	—	533,935	—	—	—	533,935
Share purchase warrants reserve	—	—	—	—	1,540,762	—	—	1,540,762
Other comprehensive income	—	—	—	—	—	52,916	—	52,916
Net loss for the year	—	—	—	—	—	—	(13,406,828)	(13,406,828)

Balance at December 31, 2006	27,764,287	50,045,527	—	1,545,218	1,540,762	52,916	(41,088,663)	12,095,760

Issuance of common shares for cash and other consideration (Note 17(a))	4,351,855	5,490,745	—	—	—	—	—	5,490,745
Less Deferred Offering Costs (Note 17(a))	—	(202,004)	(10,639)	—	—	—	—	(212,643)
Preferred shares (Note 21(b))	—	—	491,477	—	—	—	—	491,477
Exercise of share purchase options (Note 17(a))	300,000	579,453	—	(219,453)	—	—	—	360,000
Cancellation of options payment	—	—	—	(54,000)	—	—	—	(54,000)
Stock option compensation (Note 17(c))	—	—	—	604,514	—	—	—	604,514
Accumulated other comprehensive income (Note 13))	—	—	—	—	—	(35,706)	—	(35,706)
Net loss for the year	—	—	—	—	—	—	(22,030,249)	(22,030,249)

Balance at December 31, 2007	32,416,142	55,913,721	480,838	1,876,279	1,540,762	17,210	(63,118,912)	(3,290,102)

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

For the years to/ended	December 31, 2007 $	December 31, 2006 $	December 31, 2005 $

Operating Activities

Net loss for the year	(22,030,249)	(13,406,828)	(5,767,933)

Adjustments to reconcile net loss to cash provided by operating activities:
Asset retirement obligation accretion	123,795	42,484	18,196
Depletion	4,378,105	347,206	61,979
Write-off of oil and gas properties	3,033,654	8,071,981	3,703,774
Amortization	129,555	98,187	51,034
Unrealised derivative loss	7,297,626	455,685	—
Stock compensation	604,514	533,935	673,711
Write down in inventory	195,020	100,000	—
Interest capitalized	(475,359)	—	—
Amortisation of debt expenses and discount	2,874,243	—	—
Net unrealized foreign exchange loss/(gain)	557,031	1,973,650	(394,563)
Change in non-cash operating working capital	2,713,813	354,322	721,190

	(598,252)	(1,429,378)	(932,612)

Financing Activities
Common Stock issues	3,407,996	6,533,547	10,803,109
Preferred shares issued	9,697,624	—	—
Cash received in advance from private placement (note 11, 25(c))	9,679,614	—	—
Net proceeds from debt	2,912,000	14,470,540	—

	25,697,234	21,004,087	10,803,109

Investing Activities
Purchase of furniture and equipment	(34,414)	(226,419)	(430,223)
Purchase of investments	—	—	(83,612)
Oil and gas capital expenditure	(22,279,118)	(13,624,178)	(6,119,897)
Acquisition of subsidiary	—	(12,081,662)	—
Restricted cash (Note 6)	—	(3,000,000)	—
Change in joint venture working capital	(585,313)	1,183,741	588,383

	(22,898,845)	(27,748,518)	(6,045,349)

Net increase/(decrease) in cash during the year	2,200,137	(8,173,809)	3,825,148
Effect of exchange rate fluctuations on cash and short-term deposits	(325,268)	(21,154)	326,834

Cash and cash equivalents, beginning of year	7,144,943	15,339,906	11,187,924

Cash and cash equivalents, end of year	9,019,812	7,144,943	15,339,906

Supplemental Cash Flow Information
Interest paid	1,413,168	29,933	163
Interest received	269,559	437,279	460,411

Significant Non Cash Items
IRM Acquisition	2,240,745	—	—
Share based compensation	604,514	533,935	673,711

See accompanying notes to the consolidated financial statements

NOTE 1 - NATURE OF OPERATIONS

Austral Pacific Energy Ltd (and its subsidiaries, hereby called the Company) is a limited liability company incorporated in British Columbia under the Business Corporations Act (British Columbia). The Company domiciles in New Zealand. The Company’s consolidated financial statements were authorized for issue by the Board of Directors on March 28, 2008.

The Company is primarily engaged in the acquisition, exploration, appraisal and development of oil and gas properties in New Zealand and Papua New Guinea.

NOTE 2 – ABILITY TO CONTINUE AS A GOING CONCERN

For the year ended December 31, 2007, the Company had a net loss of $22,030,249 and accumulated deficit of $63,118,912. The Company also had a working capital deficit of $29,982,748 and a shareholders’ deficit of $3,290,102 as at December 31, 2007. In addition the Company has also been unable to generate net cash from operating activities for each of the years in the three year period ended December 31, 2007. For the five months ending May 31, 2008, the Company had an unaudited net loss of $8,212,599 and unaudited accumulated deficit of $71,331,511. The Company also had an unaudited working capital deficit of $20,625,713 and an unaudited shareholders’ equity of $4,361,755 as at May 31, 2008. The Company’s cash balances and working capital are not sufficient to fund all of its obligations with respect to its ongoing work program requirements related to the exploration permits. In addition, the Company is in breach of several covenants relating to its Investec Bank (Australia) Ltd (“Investec”) loan facility, following delays in completing the project in accordance with established timelines. Accordingly, the loan facility and hedging arrangements have been disclosed as current liabilities in the Consolidated Financial Statements. The factors raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

Management’s plans for securing sufficient sources of liquidity (or reducing commitments) include the following:

•	Issuance of additional common shares in a private placement in order to raise $15,000,000. As further described in Note 25(c), the Company completed this private placement on February 28, 2008;

•

Sale of its interests in Stanley (PRL 4) and in PRL 5 to a subsidiary of Horizon Oil Limited (ASX: HZN) for $3.5 million, which transaction completed on May 30, 2008, although legal transfer of the licences remains subject to receipt of governmental approval;

•

Sale of its interests in Douglas (PPL 235) and in PPL 261 to a subsidiary of Rift Oil plc (AIM: RIFT) for $5 million, initial completion of such transaction occurring on May 29, 2008 ($2 million), with further payments due within 3 months ($1.5 million), and within 12 months ($1.5 million) or earlier upon receipt of governmental approval of the legal transfers of the licences;

•

Farm-out of an 80% interest in PEP 38524 to Australian Worldwide Exploration Ltd. (ASX: AWE) with effect from May 20, 2008, In return AWE has undertaken to fully fund acquisition of some 350km of 2D seismic within the permit. The farm-out is subject to approval of a revised work programme by the Ministry of Economic Development;

•

Rectifying the covenant breaches relating to its loan facility with Investec. A key to rectifying the breach is the drilling of at least two further wells to satisfy the ‘completion test’ under the facility. The ‘completion test’ requires certain proven and probable reserves and associated production rates to be achieved, together with certain related forward looking financial ratios. Drilling is planned to commence in mid June 2008;

•	A mix of further capital raising and/or sales of joint venture interests.

The cash flow forecast prepared by management leads it to conclude that the Company can continue to meet its ongoing obligations for a reasonable period of time. This forecast assumes the Company’s on-going production is sustained; its two well Cheal drilling programme is successful as to reserves and production rates; sustained oil prices at or about $90 per barrel; normal expenditure; a mix of further capital raising and/or asset sales, and the Investec loan facility being restructured with full repayment by year end from revenue generation and further equity injection. The Company and Investec have agreed, in the interim, to restructure the facility, with the key financial terms requiring a principal payment of US$4.2 million on March 31, 2008 (reflecting the scheduled US$2.2 million due; and the further US$2 million paid from the restricted cash held in respect of the loan facility and applied in inverse order of maturity), since paid. In addition, a further US$3.5 million was to be paid on completion of the announced sale of the PNG Stanley (PRL 4) and PRL 5 assets (to be applied as $2.05 million against the June 30 scheduled principal due; and the balance of US$1.45 million applied in inverse order of maturity), since paid on May 30, 2008. The crude oil forward sales contracts were closed out on May 27, 2008 funded by a short term loan ($17.8 million) from Investec (repayable on December 15, 2008). It has been further agreed that any cash in excess of operating requirements will be used to reduce principal outstanding. The interest rate margin has been increased by an additional 2% on the total principal outstanding for the period January 31 to December 15, 2008 inclusive. In addition, the Company issued to Investec 1,056,338 shares to the value of US$750,000 (based on the Austral share price at March 19, 2008), on May 23, 2008. There are several commercial and administrative conditions which must also be complied with.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, the consolidated financial statements do not reflect any adjustments in the carrying values of the assets and liabilities, the reported expenses and balance sheet classification used that would be necessary if the company was unable to continue as a going concern. Such adjustments could be material.

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

Material differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles which affect the Company are referred to in Note 26.

b)	Basis of Consolidation

These consolidated financial statements include the accounts of Austral Pacific Energy Ltd. and its wholly-owned subsidiaries tabled below:

Name of Subsidiaries	Country of incorporation	Proportion of ownership	Comment

Indo-Pacific Energy Australia Pty Limited	Australia	100%	deregistered in 2007
Odyssey International Pty Limited	Australia	100%	deregistered in 2007
Trans-Orient Petroleum (Aust) Pty Limited	Australia	100%	deregistered in 2007
ZOCA 96-16 Pty Limited	Australia	100%	deregistered in 2007
Austral Pacific Energy (PNG) Limited	Papua New Guinea	100%	previously known as Trans-Orient
			Petroleum (PNG) Limited
Source Rock Holdings Limited	New Zealand	100%
Austral Pacific Energy (NZ) Limited	New Zealand	100%
Rata Energy Limited	New Zealand	100%
Millennium Oil & Gas Limited	New Zealand	100%
Totara Energy Limited	New Zealand	100%
Kanuka Energy Limited	New Zealand	100%
Arrowhead Energy Limited	New Zealand	100%
Titoki Energy Limited	New Zealand	100%	previously known as International
			Resource Management Corporation Ltd
Puka Energy Limited	New Zealand	100%
Hebe Energy Limited	New Zealand	100%
Matai Energy Limited	New Zealand	100%
Austral Pacific NZ No 4 Limited	New Zealand	100%	registered March 2007, non trading
Austral Pacific NZ No 5 Limited	New Zealand	100%	registered March 2007, non trading
Austral Pacific NZ No 6 Limited	New Zealand	100%	registered March 2007, non trading
Austral Pacific NZ No 7 Limited	New Zealand	100%	registered March 2007, non trading
Austral Pacific NZ No 8 Limited	New Zealand	100%	registered March 2007, non trading
Austral Pacific NZ No 9 Limited	New Zealand	100%	registered March 2007, non trading
Austral Pacific NZ No 10 Limited	New Zealand	100%	registered March 2007, non trading
Austral Pacific NZ No 11 Limited	New Zealand	100%	registered March 2007, non trading
Austral Pacific NZ No 12 Limited	New Zealand	100%	registered March 2007, non trading

Substantially, all the Company’s operations in New Zealand and Papua New Guinea are conducted through joint operations, and accordingly, these financial statements reflect the Company’s proportional interest. All significant inter-company balances and transactions have been eliminated upon consolidation. All subsidiaries have the same balance date as the parent entity.

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

The Company’s functional and presentational currency is the United States dollar.

Results of foreign operations, all of which are considered financially and operationally integrated, are translated to United States dollars using the monthly average exchange rate for revenue and expenses. Monetary assets and liabilities are translated into United States dollars at the rates prevailing on the balance sheet date. Non-monetary assets and liabilities are translated into United States dollars at the rates prevailing on the transaction dates. Exchange gains and losses are recorded as income or expense in the year in which they occur.

e)	Financial Instruments

A financial instrument is recognized if the Company becomes a party to the contractual provisions of the instrument. Financial instruments are derecognized if the Company’s contractual rights to the cash flows from the financial instruments expire or if the Company transfers the financial instruments to another party without retaining control or substantially all risks and rewards of the financial instrument.

(i) Non-Derivative Financial Instruments

Cash and cash equivalents, cash advances, current debt, accounts receivable, accounts payable and accrued liabilities are carried at cost which approximates fair value due to the short-term maturity of these instruments. Unless otherwise noted the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. Initially, the fair value of the long term debt is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest. Subsequent to initial recognition, long term debt is measured at amortized cost using effective interest method.

(ii) Derivative Financial Instruments

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

(iii) Preferred Shares

Preferred shares that can be converted to share capital at the option of the holder, where the number of shares does not vary with changes in their values, are accounted as compound instruments. Transaction costs that relate to the issue of a compound instrument are allocated to the liability and equity components in proportion to the proceedings. The equity component of the preferred shares is calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. The interest expense recognized in the income statement is calculated using effective interest method.

f)	Cash and Cash Equivalents

Cash and cash equivalents includes deposits in banks, funds held in trust accounts and certificates of deposit with original maturities of three months or less. Restricted cash is excluded from cash and cash equivalents.

g)	Property and Equipment

Property and Equipment is recorded at cost and includes production assets, oil and gas property acquisition costs, capitalized exploration and development costs and furniture and equipment.

The successful efforts method is used to account for oil and gas exploration and development costs. Under this method, acquisition costs of oil and gas properties, to drill and equip exploratory wells that find proved reserves and costs of drilling and equipping development wells are capitalized and subject to annual impairment testing.

Licences and exploration well costs are initially capitalized and, if subsequently determined to have not found sufficient reserves to justify commercial production, are charged to exploration expense. Exploration well costs that have found sufficient reserves to justify commercial production, but those reserves cannot be classified as proved, continue to be capitalized as long as sufficient progress is being made to assess the reserves and economic viability of the well and or related project. All other exploration costs, including geological and geophysical costs, are charged to exploration expense when incurred.

On the sale or retirement of a complete unit of a capitalized proved and unproven property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On the retirement or sale of a partial unit of proved and unproven property, the cost is charged to accumulated depreciation, depletion, and amortization with a resulting gain or loss recognized in income.

On the sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

h)	Impairment of oil and gas properties

Producing properties and significant unproved properties are assessed annually, or more frequently as economic events dictate, for potential impairment. Impairment test is initially based on an undiscounted future cash flows from proved and risk adjusted probable reserves. If an impairment is identified fair value is calculated as the present value, based on discounted estimated expected future cash flows from proved and risk adjusted probable reserves. Any impairment loss is the difference between the carrying value of the oil and gas property and its fair value. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a write-down to the oil and gas property’s fair value is recognized during the period, with a charge to earnings.

Estimates of future cash flows used in the evaluation of impairment of assets are performed based on risk assessments on field and reservoir performance and include judgment assumptions regarding commodity prices, exchange rates, discount rates and future costs.

i)	Depreciation, Depletion and Amortization

Furniture and office equipment are depreciated using the straight line method at annual rates of 5% to 33 1/3%.

Capitalized costs of proved oil and gas properties are depleted using the unit of production method. Successful exploratory wells, development costs and acquired resource properties are depleted over proved developed reserves. Acquisition costs of unproved reserves are not depleted or amortized while under active evaluation for commercial reserves.

Costs associated with significant development projects are depleted once commercial production commences.

j)	Production costs

Production costs comprising costs relating to the lifting of oil and gas to the surface and gathering, treatment, processing storage and transport are expensed as incurred.

k)	Asset Retirement Obligations

The fair value of the statutory, contractual or legal liability associated with the retirement and reclamation of oil and gas properties is recorded when incurred, with a corresponding increase to the carrying amount of the related oil and gas properties. Increase to capitalized costs is depleted to earnings on a unit of production basis over the life of the proved reserves of each property. Subsequent changes in the estimated fair value of the asset retirement obligations (ARO) are capitalized and depleted over the remaining useful life of the underlying oil and gas properties.

The ARO liabilities are carried on the Consolidated Balance Sheets at their discounted present value and are accreted over time for the change in their present value, with this accretion charge included in general and administrative expense.

Actual expenditures incurred are charged against the accumulated obligation with the resulting difference recognized in consolidated statements of operations and deficit as a gain or loss.

l)	Impairment of Financial Instruments

A financial instrument is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that instrument. An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its current fair value. Individually significant financial instruments are tested for impairment on an individual basis. The remaining financial instruments are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in equity is transferred to profit or loss.

m)	Provisions

A provision is recognized as a result of a past event, results from a present legal or constructive obligation. It is recognized if it can be estimated reliably, and it is possible that an outflow of future economic benefits will be required to settle the obligation.

n)	Capitalized Interest

Interest costs associated with major development projects are capitalized until the necessary facilities are completed and ready for use. These costs are subsequently depleted with the related assets.

o)	Income Taxes

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

p)	Inventory

Inventories of crude oil held by the Company and the Company’s share of joint operations inventory are valued at the lower of cost and net realizable value.

q)	Oil and Gas Revenue Recognition

Crude oil revenue is recognized upon delivery from the Company to the customer. Proceeds received under gas prepayment agreements are recorded as a liability. The liability is reduced by gas sold and delivered under gas sale arrangements.

r)	Lease Payments

Payments made under operating leases are recognized in Consolidated Statements of Operations and Deficit on a straight-line basis over the term of the lease.

s)	Interest Income

Interest income is recognized as it accrues and is comprised of income from funds invested. Interest income is recognized in the consolidated statement of operations and deficit using the effective interest method.

t)	Interest expense

Interest expense comprises interest expense on debt and dividends on preferred shares recognized as a compound instrument. Interest expense, except where capitalized, is recognized in the Consolidated Statement of Operations and Deficit using the effective interest method.

u)	Joint Operations Recoveries

Joint operations recoveries are recognized and invoiced in the period that they incurred. Joint operations recoveries represent the recovery of specific joint operator costs from the joint operations parties. The determination of the costs recovered is based on the individual Joint Operations Operator Agreement.

v)	Share Capital

Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity.

w)	Per Share Amounts

Basic per share amounts are calculated by dividing the net income or loss by the weighted average shares outstanding during the reporting period. Diluted per share amounts are calculated similar to basic per share amounts except that the weighted average shares outstanding are increased to include additional in-the-money shares from the assumed exercise of dilutive stock options. The number of outstanding shares would be calculated by assuming that the outstanding stock options were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

x)	Stock Based Compensation

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

y)	Investments

Long term investments are valued at fair value. An impairment test is conducted on an annual basis and any impairment is recognized in the Statement of Operations and Deficit. Any increase in value is recorded as “Other comprehensive income” within Stockholders Equity.

z)	Acquisitions

When the Company acquires a group of assets or net assets that does not constitute a business, purchase consideration is allocated between the identifiable assets and liabilities based on their relative fair values at the acquisition date.

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

aa)	Goodwill

All business combinations are accounted for using the purchase method. Under this method, identifiable assets and liabilities are recorded at fair value as of the date of acquisition. Goodwill represents the excess of the purchase price over the fair value of the acquired net asset.

The carrying value of goodwill is assessed for impairment at every year end, or more frequently as economic events dictate, by comparing the fair value of the reporting unit to its carrying value, including goodwill. If the fair value of the reporting unit is less than its carrying value, a goodwill impairment is recognized as the excess of the carrying value of the goodwill over the fair value of the goodwill.

ab)	Segment Reporting

A segment reporting is a distinguishable component of the Company that is engaged in providing related products or services within a particular economic environment (geographical segment) which is subject to risks and rewards that are different from those of other segments. The Company’s primary format for segment reporting is based on geographical segment.

ac)	Changes in Accounting Policy

There have been no changes in accounting policies applied during the year ended December 31, 2007.

ad)	New accounting policies, standards adopted and interpretations not yet adopted

The Company has adopted the accounting policy, set out in n) of this note, in respect to capitalizing interest costs on qualifying assets.
In applying this policy the Company has applied:
- CICA HB section 3061 Property, Plant and Equipment
- CICA HB section 3850 Interest Capitalised – disclosure considerations.

The Company has chosen to early adopt CICA HB section 1400 “General Standards of Financial Statements Presentation” to incorporate the requirements of the standard for assessing and disclosing an entity’s ability to continue as a going concern.

CICA HB section 1500 “Cash Flow Statements”, effective for periods ending March 31, 2007 and addresses the disclosures of terms and conditions of cash distributions of financial instruments classified as equity.

Other new announcements effective for periods January 1, 2007 were prospectively adopted by the company January 1, 2006 as follows: CICA section 3855 “Financial instruments – Recognition and measurement”; CICA section 3861 “Financial instruments – Disclosure and presentation”; CICA HB section 1530 “Comprehensive income”; CICA HB section 3251 “Equity”; and CICA HB section 3865 “Hedges”

A number of new pronouncements are not yet effective for the year ended December 31, 2007, and have not been applied in preparing these consolidated financial statements:

•

CICA HB section 3031 “Inventories” addresses the accounting and disclosure for inventory including the elimination of LIFO method of accounting, requirement to measure inventory at the lower of cost and net realisable value; the allocation of overhead based on normal capacity; the use of the specific cost method for inventories that are not ordinarily interchangeable, or goods and services produced for specific purposes; the requirement for an entity to use a consistent cost formula for inventory of a similar nature; the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories and in addition disclosure requirements of the standard have been enhanced. Management does not expect the change to have any significant impact on the consolidated financial statements.

•

CICA HB section 3064 “Intangible Assets” reinforces the principle-based approach to the recognition of costs as an asset under the current definition of assets and the recognition principles in the conceptual framework and clarifies the application of the concept of matching of revenues and expenses. Management does not expect the change to have any significant impact on the consolidated financial statements.

•

CICA HB 1100, “Generally Accepted Accounting Principles” removes the temporary exemption providing relief to entities subject to rate regulation from applying the requirements of HB 1100 to the recognition and measurement of assets and liabilities. Management does not expect the change to have any significant impact on the consolidated financial statements.

•

CICA HB 3465, “Income Taxes” removes the exemption provided to rate-regulated enterprises from the requirement to recognize future income taxes. Management does not expect the change to have any significant impact on the consolidated financial statements

ae)	Comparative Figures

Certain comparative figures have been reclassified to conform to the current period presentation.

NOTE 4 - CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and adjustments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. These estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

a)	Determination of fair value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes bases on the following methods.

i) Fair Value of derivatives

The fair value of derivatives is determined using valuation techniques. The Company uses its judgment to make assumptions that are mainly based on market conditions existing at the balance sheet date. The Company has used discounted cash flow analysis to value crude oil forward sales derivatives. The analysis is based on the forward oil price sale curve and a discount rate that approximates the credit adjusted risk free rate for the Company.

ii) Share based payments

The fair value of stock based compensation to be recognized as an expense over the vesting period and in equity. Compensation expense is based on fair value at grant date and recognized over the vesting periods of the respective options. Fair value has been determined using the Black Scholes method. Expected volatility is based on the historical share price.

iii) Asset Retirement Obligation Provision

The fair value of this provision is recognized based on managements best estimate of the expenditure required to settle the obligation, discounted to reflect net present value. The discount rate is determined at the time an obligation is recognized and based on the Company’s risk free rate plus any credit margin which is materially consistent with the company’s weighted average cost of capital. Further assumptions are required regarding restoration dates and future environmental legislation.

iv) Trade and other receivables

The carrying amount of trade and other receivables is treated as a proxy for the fair value due to receivables being payable within twelve months.

v) Available-for-sale

The fair value of available-for-sale financial assets is determined by reference to their quoted bid price at the reporting date.

b)	Deferred taxes

The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for and deferral of income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated deferred tax expenses based on the expected recoverable amount of assets that exceeds their acquisition price or their tax base.

The Company has not recognized deferred tax assets in the balance sheet largely attributable to tax losses carried forward which management have determined are not more likely than not to be realized due to the Company’s recent history of losses.

c)	Reserve Estimates

Estimates of recoverable quantities of proven and probable reserves include judgmental assumptions regarding commodity prices, exchange rates, recovery rates, and production and transportation costs. It also requires interpretation of complex and difficult geological and geophysical models in order to make an assessment if the size, shape, depth and quality if reservoirs and anticipated recoveries. Reserve estimates are based on independent valuations obtained from Sproule International Limited.

As at December 31, 2007, the Company had recognized proven hydrocarbon reserves in respect of the Cheal discovery, which reserves are classified as Developed and undeveloped. The Cardiff, Stanley and Douglas discoveries are still subject to appraisal and production testing and the Company has not recognized any reserves with respect to them. The Company therefore only has reserves located in New Zealand at the Cheal Field. The Kahili Field is classified as Developed, but had no reserves attributed to it at present.

d)	Impairment of assets

In determining recoverable assets, in the absence of quoted market prices, estimations are made regarding the present value of future cash flows. For oil and gas properties expected future cash flow estimation is based on reserves, future production profiles, commodity prices and costs. Under Canadian GAAP the impairment test is undiscounted. Under NZ IFRS the impairment test has been discounted.

NOTE 5 – ACQUISITIONS

a) Acquisition of Titoki Energy Limited (previously known as International Resource Management Ltd)

On November 12, 2007 the Company completed the acquisition of 100% shares of International Resource Management Ltd (IRM) (renamed as Titoki Energy Limited subsequent to acquisition). The acquisition consideration of NZ$4,277,965 ($3,316,278) including costs of NZ$94,670 ($73,388), was settled by the issuing of 1,851,855 shares in the Company at $1.21 which equates to NZ$3,000,000 ($2,240,745); and a cash payment of NZ$1,277,965 ($1,075,533) made in January 2008. The acquisition was treated as an acquisition of net assets that does not constitute a business.

An advance of NZ$2,816,705 ($2,183,510) owed to vendors of International Resource Management was repaid by the Company subsequent to acquisition. Accordingly, total consideration paid, including costs, was

NZ$7,094,670 ($5,499,788).

The two permit interests of IRM Ltd at the time of acquisition were:

          (a)   19.8% interest in PMP38156 Deep (Cardiff)
          (b)   19.8% interest in PEP38738 Deep (Cardiff exploration)

The consideration was allocated to assets and liabilities as follows:

	Carrying value $	Fair value and other adjustments $	Recognized values on acquisition $

Purchase price including acquisition costs			3,316,278
Non current asset: Oil and gas properties	2,608,872	5,054,458	7,663,330
Current assets	2,793	—	2,793
Current liabilities	(2,554,389)	—	(2,554,389)
Non current liabilities: Asset retirement obligations	—	(45,479)	(45,479)
Net Assets			5,066,255
Deferred taxation provision	—	(1,749,977)	(1,749,977)

	57,276	3,259,002	3,316,278

As Deferred Tax is a liability it has been revalued at December 31, 2007 at $1,774,006.

b) Acquisition of Arrowhead Energy Limited

On December 22, 2006 the Company completed the acquisition of the issued and outstanding shares of Arrowhead Energy Ltd. The acquisition was accounted for by the purchase method and total consideration of NZ$17,137,109 (US$12,081,662) including costs, was allocated to assets and liabilities as follows:

	Carrying value $	Fair value and other adjustments $	Recognized values on acquisition $

Purchase price including acquisition costs			12,081,662
Oil and gas properties	11,659,105	2,678,652	14,337,757
Working Capital	7,783	—	7,783
Prepaid gas agreement	(2,078,901)	—	(2,078,901)
Asset retirement obligation	(184,977)	—	(184,977)
Net Assets			12,081,662
Deferred taxation provision	—	(2,018,969)	(2,018,969)
			10,062,693
Goodwill			2,018,969

			12,081,662

NOTE 6 – CASH AND CASH EQUIVALENTS

The Company considers deposits in banks, funds held in trust accounts and certificates of deposit with original maturities of three months or less as cash or cash equivalents. The components of cash and cash equivalents are as follows:

Cash on Deposit (USD equivalents)	December 31, 2007	December 31, 2006

New Zealand Dollars	1,437,509	3,251,980
U.S. Dollars	7,582,303	3,878,508
PNG Kina	—	14,455

	9,019,812	7,144,943

At balance sheet date, total cash of $579,534 (2006: $3,027,532) has been recognized by the Company as held by joint operations in New Zealand dollar accounts. The Company does not maintain direct control of this cash as it is controlled by the joint operations operators.

The cash on deposit balance does not include $3,000,000 (2006: $3,000,000) cash that has restricted access under the terms of the project loan facility (refer Note 21).

NOTE 7 - PROPERTY AND EQUIPMENT

2007	Net Book Value 31 December 2006 $	Additions/Transfers During the Year $	Amortization/Depletion and Write Downs During the Year $	Net Book Value 31 December 2007 $

Plant and equipment
Furniture and office equipment	273,924	34,414	(85,633)	222,705

	273,924	34,414	(85,633)	222,705

Oil and gas properties Proved:
Production Assets	419,431	7,405,549	(871,133)	6,953,847
Capital Expenditure	20,160,184	8,448,924	(3,550,895)	25,058,213

Total Proved	20,579,615	15,854,473	(4,422,028)	32,012,060

Unproved:
Capital Expenditure	—	1,711,070	—	1,711,070
Acquisition Expenditure	—	7,663,330	—	7,663,330

Total unproved	—	9,374,400	—	9,374,400

Total property and equipment	20,853,539	25,263,287	(4,507,661)	41,609,165

Included in the additions to production assets is the reclassification of the oil rig in PNG that was previously classified as held for sale at $235,353, plus subsequent costs associated with its refurbishment. The Company intends to use the rig for future drilling therefore it has been reclassified as a production asset.

2006	Net Book Value 31 December 2005 $	Additions/Transfers During the Year $	Amortization/Depletion and Write Downs During the Year $	Net Book Value 31 December 2006 $

Plant and equipment
Furniture and office equipment	139,234	226,419	(91,729)	273,924

	139,234	226,419	(91,729)	273,924

Oil and gas properties Proved:
Production Assets	400,770	33,483	(14,822)	419,431
Capital Expenditure	1,038,198	19,565,262	(443,276)	20,160,184

Total Proved	1,438,968	19,598,745	(458,098)	20,579,615

Total property and equipment	1,578,202	19,825,164	(549,827)	20,853,539

	Furniture & Office Equipment $	Production Assets $	Proved and Unproved Capital Expenditure $	Total $

At December 31, 2006
Cost	637,478	542,038	20,569,371	21,748,887
Accumulated depreciation, depletion and amortisation	(330,650)	(122,607)	(409,187)	(862,444)
Disposals	(32,904)	—	—	(32,904)

Net book value	273,924	419,431	20,160,184	20,853,539

Additions	34,414	7,405,549	10,159,994	17,599,957
Acquisition	—	—	7,663,330	7,663,330
Depreciation, depletion and amortisation	(76,622)	(839,113)	(3,538,989)	(4,454,724)
Disposals	(9,011)	(43,926)	—	(52,937)

Closing net book value	222,705	6,941,941	34,444,519	41,609,165

At December 31, 2007
Cost	671,892	7,947,587	38,392,695	47,012,174
Accumulated depreciation, depletion and amortisation	(407,272)	(961,720)	(3,948,176)	(5,317,168)
Disposals	(41,915)	(43,926)	—	(85,841)

Net book value	222,705	6,941,941	34,444,519	41,609,165

	Furniture & Office Equipment $	Production Assets $	Proved Capital Expenditure $	Total $

At December 31, 2005
Cost	190,268	400,770	1,100,179	1,691,217
Accumulated depreciation, depletion and amortisation	(51,034)	—	(61,981)	(113,015)

Net book value	139,234	400,770	1,038,198	1,578,202

Additions	447,210	141,268	19,469,192	20,057,670
Acquisition	—	—	—	—
Depreciation, depletion and amortisation	(279,616)	(122,607)	(347,206)	(749,429)
Disposals	(32,904)	—	—	(32,904)

Closing net book value	273,924	419,431	20,160,184	20,853,539

At December 31, 2006
Cost	637,478	542,038	20,569,371	21,748,887
Accumulated depreciation, depletion and amortisation	(330,650)	(122,607)	(409,187)	(862,444)
Disposals	(32,904)	—	—	(32,904)

Net book value	273,924	419,431	20,160,184	20,853,539

PETROLEUM LICENCE REGIMES

a) NEW ZEALAND

Unless otherwise indicated, Petroleum Exploration Permits granted in New Zealand provide an exclusive right to explore for petroleum for an initial term of five years, renewable for a further five years over one-half of the original area. Upon application, the holder is required to commit to do certain work in the permit area, during the permit term. Permit holders can apply for changes to the committed work programs under certain circumstances. If a discovery is made, the permit holder may be entitled to apply for a Petroleum Mining Permit, granted for a term of up to 40 years from the date of issue. The New Zealand government has reserved a royalty from the sale of petroleum products. For any discovery made between June 30, 2004 and December 31, 2009, the royalty will be the greater of (A) 1% of the net sales revenue (from natural gas) and 5% of the net sales revenues (from oil); or (B) 15 to 20% of accounting profits from the sale of petroleum products. For other discoveries, the royalty will be the greater of (A) 5% of net sales revenue or (B) 20% of accounting profits.

b) PAPUA NEW GUINEA

Petroleum prospecting licences granted in Papua New Guinea provide for the exclusive right to explore for petroleum for an initial term of six years, renewable for a further five years over one-half of the original area, and the right to enter into a Petroleum Development Licence or Petroleum Retention Licence upon a discovery. Petroleum Retention Licences granted in Papua New Guinea provide for the exclusive retention of interest in the permit for an initial term of five years, renewable for a further five years over the original area, while development options are progressed. The Petroleum Development Licence provides the right to produce any oil and gas discovered for a period of up to 25 years and may be extended for a further period of up to 20 years from discovery, subject to a maximum 22.5% participating interest that can be acquired by the Government of Papua New Guinea and 2% royalty to the government, which royalty the government pays (all or part of) to project area landowners, Local-level Governments or Provincial Government in agreed or determined proportions. The participants can apply for extensions or reductions of the committed work programs for the licences under certain circumstances (by way of an Application for Variation of the Work Program). The Company has entered into an agreement for the disposal of specific permits in Papua New Guinea, refer Note 25.

NOTE 8 – GOODWILL

The following table summaries the changes in goodwill:

	2007	2006

	$	$
Opening net book value	2,018,969	—
Additions	—	2,018,969

Closing net book value	2,018,969	2,018,969

Goodwill is assessed for impairment on an annual basis and no indications were identified at December 31, 2007.

NOTE 9 – ASSET RETIREMENT OBLIGATION

The Company has obligations to plug and abandon petroleum and natural gas wells at the end of their useful lives. The present value of these obligations have been projected based on an estimated future liability of $6.72 million (2006: $2.28 million) discounted using credit adjusted risk-free rates of 8.05% - 17%. The costs are expected to be incurred between 2008 and 2020. Throughout the year the Company re-estimated its obligations and increased the present value of future liabilities by $0.47 million (2006: decrease $0.01 million). The movement in the provision is as follows:

	2007	2006

	$	$
Obligations at beginning of year	1,065,559	337,075
Obligations incurred during the year	269,593	496,234
Obligations through acquisition (refer Note 5)	45,479	184,977
Revision in estimated obligations	466,902	(10,405)
Accretion expense	123,794	46,118
Foreign exchange movement	111,763	11,560

Obligations at end of year	2,083,090	1,065,559

NOTE 10 – ACCOUNTS RECEIVABLE/PAYABLE

Total accounts receivable comprises the following categories:

	2007	2006

	$	$
Trade receivables	1,978,227	755,909
Joint operations receivables	3,711,052	662,162

	5,689,279	1,418,071

Total accounts payable and accrued liabilities comprises the following categories:

	2007	2006

	$	$
Trade payables	4,041,484	590,371
Joint operations payables	3,547,296	2,998,340
Accrued expenses	536,885	251,025
Acquisition consideration and advance repayable	3,100,800	—

	11,226,465	3,839,736

NOTE 11 – NET CASH IN ADVANCE

Cash, less deferred costs, of $9,679,614 has been received by the Company in respect of 8,350,000 shares, of a total of 12,500,000 shares, issued through a private placement of common shares, with attached warrants, unit price of $1.20, consisting of one common share and one share purchase unit. At December 31, 2007 the placement was still subject to TSX Venture Exchange authorization. Subsequent to balance date approval has been received refer note 25(c).

NOTE 12 – INVENTORY

Total inventory comprises the following categories:

	2007	2006

	$	$
Oil	73,982	—
Share of joint operation and Company owned inventory	414,504	475,280

Closing net book value	488,486	475,280

During the year the Company has written off $195,020 (2006: $100,000) to recognize inventory at its net realizable value.

NOTE 13 – INVESTMENTS

The Company owns 1,495,660 shares (2006: 1,495,660) (approximately 0.21% of issued shares) in Rift Oil PLC, a company listed on the AIM stock exchange. As at December 31, 2007, the shares are recorded at the market value of $100,822 (2006: $136,528), and the loss is recognized in Other Comprehensive Income.

NOTE 14 – INTEREST EXPENSE

	2007 $	2006 $	2005 $

Preferred Shares	288,243	—	—
Loan interest	4,319,016	42,204	163
Capitalised interest	(475,359)	—	—

	4,131,900	42,204	163

The Company used its effective interest rate of 17% in 2007 to determine the amount of interest expense eligible for capitalization.

NOTE 15 – RELATED PARTY TRANSACTIONS

Directors received a total remuneration of $159,705 during 2007 (2006: $124,000; 2005: $57,721).

The Company paid a former CEO (and Director) $54,000 during 2007 (2006: $nil) for the cancellation of options granted under a consultancy agreement which was terminated.

The Company incurred costs of $3,000 (2006: $54,923) on behalf of a Director providing consultancy - 105 - services to the Company.

The Company paid a law firm, in which a Director is a Partner, $175,740 for legal and directorial services (2006: $42,538; 2005: $66,470).

The Company paid a company that employs a Director, $1,500 during 2006 (2005:$18,000) for financial services provided during the period prior to the resignation of the Director.

During 2006, the Company paid $25,221 (2005: $36,524; 2004: $37,553) in rent to a trust of which the former Chief Executive Officer of the Company is a trustee.

TAG Oil (NZ) Limited, a subsidiary of TAG Oil Ltd, which had a common director with the Company until January 2006, participates in certain oil and gas properties with the Company.

As part of its normal day to day operations the Company enters into transactions with joint operations for which it is operator. The noted transactions were in the normal course of operations and were measured at the exchange amount, which is the consideration established and agreed to by the related parties.

The only transactions that the Company enters into with its subsidiaries is the extension of non interest bearing loans, which are repayable on demand, and are written down to their recoverable amount at year end. Net advances of $14.1 million (2006: $12.7 million) are outstanding at balance date. The parent entity earns no revenue and incurs no expense from the subsidiaries.

NOTE 16 - COMMITMENTS AND CONTINGENCIES

a)	Commitments

The Company participates in oil and gas exploration and development operations jointly with independent third and related parties and is contractually committed under agreements to complete certain exploration programs. The Company estimates that the total commitments under various agreements as at December 31, 2007 are $11,857,440.

The Company’s commitments under license obligations and other agreements are summarized as follows:

2007	Payments Due by Period $

Contractual and other obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years

Operating Leases	603,604	148,158	295,897	159,549	—
Joint Operations Commitments (1)	11,253,836	11,253,836	—	—	—

Total Contractual Obligations	11,857,440	11,401,994	295,897	159,549	—

(1) The Joint operations commitments are in respect of its current year exploration permit obligations. The Company is committed to its share of current year exploration permit obligations to other joint operations participants and has a contractual obligation to various joint operations participants for these current year exploration permit obligations.

2006	Payments Due by Period $

Contractual and other obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years

Operating Leases	637,054	132,118	248,961	236,849	19,126
Joint Operations Commitments	19,369,150	19,369,150	—	—	—

Total Contractual Obligations	20,006,204	19,501,268	248,961	236,849	19,126

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

At May 31, 2008 the Company’s material commitments through “Joint Operations Commitments” had reduced from $11,253,836 to $2,600,000 following the sale of its interests in PNG Stanley (PRL 4) and PRL 5 to Horizon Oil Limited, the sale of its interests in PNG Douglas (PPL 235) and PPL 261 to Rift Oil and the farmout of PEP38524 in New Zealand (see Note 25).

b)	Potential Legal Proceedings

The Company was a party to legal proceedings as noted below in regard to the Douglas permit. There are no legal proceedings in which any director, member of senior management or any affiliate is a party adverse to the Company nor has a material interest adverse to the Company.

The disputes and claims in existence involving the Company are discussed below. These disputes and claims include those made by Austral against third parties and by third parties against Austral. As at May 31, 2008, all but one of these had been settled. They were:

i) Cheal Royalty: A dispute regarding the terms of a royalty payment required to be paid by the Company in respect of the Arrowhead interest acquired in the Cheal shallow joint operations. The total amount involved is unable to be accurately quantified because it relies on estimates of future oil price and production from the Cheal shallow oil joint operations for permit 38738. The estimated amount payable relating to historical production is $153,000. The company has obtained legal advice regarding the claim which supports the Company’s position.

ii) Cheal Project: A number of interrelated claims and issues with TAG Oil (NZ) Limited (TAG) concerning the Cheal shallow joint operations and the development of the Cheal production facility. The Company has obtained legal advice regarding its ability to enforce the payment by TAG of its share of outstanding capital expenditure for completion of the production facility (amounting to approximately NZ$500,000 (US$388,000)). TAG has written to the Company alleging the Company is liable for compensation to TAG in the amount of approximately NZ$7.78 million (US$6.03 million). The Company refutes the requirement to pay compensation to TAG and has received legal advice supporting the Company’s position.

On May 23, 2008, the Company agreed with TAG the settlement of all outstanding disputes between the companies in relation to the Cheal project. The settlement agreement requires the net payment by the Company to TAG of $1.6 million in a combination of cash, stock and expected forward production from the Cheal A7 well, and the issue of 2,273,000 Austral shares to TAG, which issuance occurred on Jun 9, 2008. At December 31, 2007 the Company had provided $0.5 million in respect to the dispute.

iii) Douglas Permit: The Company is in dispute with Rift Oil regarding the performance of Rift as Operator for the PNG PPL 235 licence, in relation to the setting of the minimum work commitment for the year five and six (years 2008 and 2009) work program. The Company considers the Operator failed to follow due process in regard to the program presented to the PNG Government, has failed to provide information to it as required under the joint venture agreement, failed to set a proper work program under the joint venture agreement and has failed to progress the commercial planning requirements called for in a memorandum of understanding with Alcan South Pacific. In particular, the Company disputes the requirement for drilling of a well (Puk Puk) in 2008 and maintains the well should be drilled in early 2009. The Company continues to express its concerns to Rift, is seeking clarification of circumstances and endeavoring to negotiate a resolution of its concerns with the Operator. The Company has obtained legal advice supporting its position.

The Company received legal proceedings from Rift Oil regarding the Douglas permit. The legal proceedings, issued in the New Zealand High Court, sought payment from the Company of $1.646m being the amount of a cash call for the drilling of the Puk Puk well. The Company has also received a notice of default in respect of a further cash call for the well in the amount of $1.2m. The Company disputed the proceedings issued and challenged Rift Oil’s entitlement to issue cash calls and progress the drilling of the Puk Puk well.

The Puk Puk-1 well was spudded on May 10, 2008.

On May 29, 2008, initial completion of a settlement and sale agreement with Rift Oil plc occurred, selling the Company’s interests in PPL’s 235 and 261 to Rift for $5 million, and withdrawing outstanding claims between the companies (see Note 25).

Previously, the Company was subject to a claim by another party to one joint venture that the party had an entitlement to purchase part of certain Company properties. This claim was withdrawn during 2007 without compensation payable by the Company.

c)	Political Risks

Papua New Guinea is subject to political uncertainty and instability and the Company faces a number of risks and uncertainties, which may adversely impact on its ability to pursue its exploration and development activities in this area. As at May 31, 2008 the Company has sold, subject to governmental approval, its interests in Papua New Guinea.

d)	Environmental Laws and Regulations

The Company is not aware of any events of non-compliance in its operations with any environmental laws or regulations or of any potentially material contingencies related to environmental issues. However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company.

NOTE 17 – STOCKHOLDERS EQUITY

a)	Authorized and Issued Share Capital

The authorized share capital of the Company is an unlimited number of shares of common stock without par value.

ISSUED AND FULLY PAID	NUMBER OF SHARES	$

Balance at December 31, 2004	17,720,045	32,683,328
Issued during 2005	4,946,408	10,815,968
Balance at December 31, 2005	22,666,453	43,499,296
Issued during 2006	5,097,834	6,546,231
Balance at December 31, 2006	27,764,287	50,045,527
Issued during 2007	4,651,855	5,868,194

Balance at December 31, 2007	32,416,142	55,913,721

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

For the period ending 31 December, 2007, the Company received $360,000 from the exercise of 300,000 share options and transferred $219,453 from contributed surplus to common stock in respect of the past compensation costs relating to these options.

During 2007 the Company issued a private placement for 2,500,000 common shares for cash proceeds of $3,250,000. Expenses of $202,004 were deducted from common stock.

On acquisition of IRM Ltd in 2007 the Company issued 1,851,855 shares as partial settlement for a value of NZ$3,000,000 ($2,240,745).

b)	Incentive Stock Options

The Company has established a stock option plan for the granting of options to employees and service providers. The plan was originally approved by shareholders on May 2, 2006 at the annual general meeting of the shareholders, and accepted by the TSX-V, and confirmed unchanged, by the shareholders on August 22, 2007 and approved by the TSX-V. The plan provides for the Board to issue non-assignable, non-transferable options, with a term of up to 5 years, terminating within 90 days after the optionee ceases to be associated with the Company (except in relation to optionees performing investor relations activities, whose options terminate within 30 days after ceasing to be associated), at an exercise price not less than the TSX-V specified Discounted Market Price, such options vesting over 18 months.

The following stock options were outstanding at December 31, 2007:

NUMBER OF SHARES	TYPE OF OPTION	DATE FULLY VESTED	NUMBER VESTED DECEMBER 31, 2007	EXERCISE/WEIGHTED AVERAGE PRICE PER SHARE	EXPIRY DATE

12,500	vesting	15 October 2004	12,500	1.25	15 October 2008
200,000	vesting	1 December 2008	133,334	1.90	1 December 2010
40,000	vesting	1 January 2007	40,000	1.80	1 January 2011
40,000	vesting	1 January 2008	—	2.00	1 January 2011
40,000	vesting	1 January 2009	—	2.50	1 January 2011
10,000	vesting	2 February 2009	3,334	1.90	2 February 2011
400,000	vesting	1 November 2008	133,334	1.14	1 May 2012
50,000	vesting	1 December 2008	16,667	1.06	1 June 2012
150,000	vesting	11 December 2008	50,000	1.02	11 June 2012
100,000	vesting	2 July 2009	—	1.30	2 July 2012
100,000	vesting	6 August 2009	—	1.42	6 August 2012
60,000	vesting	14 March 2009	—	1.23	14 September 2012
545,000	vesting	14 March 2009	—	1.20	14 September 2012
160,000	vesting	14 September 2009	—	1.20	14 September 2012
30,000	vesting	8 October 2009	—	1.23	8 October 2012
50,000	vesting	8 April 2009	—	1.42	12 October 2012
150,000	vesting	30 September 2007	150,000	1.30	30 September 2010

2,137,500			539,169

The weighted average exercise price for options outstanding at December 31, 2007 is $1.32 (December 31, 2006: $1.62). During 2007, 300,000 options were exercised at an average exercise price of $1.20. (2006: 90,834 - average price $1.25).

The weighted average exercise price for options fully vested at December 31, 2007 is $1.46 (December 31, 2006: $1.31).

A summary of stock option activities for the years presented is as follows:

DESCRIPTION OF ACTIVITY	NUMBER OF OPTIONS	WEIGHTED AVERAGE/EXERCISE PRICE PER OPTION

Outstanding at December 31,2005	1,475,000	$1.00 - $4.75
Granted in 2006: vesting	1,280,000	$1.20 - $2.50
Cancelled in 2006: vesting	(900,000)	$1.00 - $1.10
Exercised in 2006: vesting (converted)	(90,834)	$1.25
Expired in 2006: vesting	(141,666)	$1.25 - $4.75

Outstanding at December 31,2006	1,622,500	$1.20 - $2.75
Granted in 2007: vesting	1,795,000	$1.02 - $1.42
Cancelled in 2007: vesting	(450,000)	$1.20
Exercised in 2007: vesting (converted)	(300,000)	$1.20
Forfeited in 2007:vesting	(500,000)	$1.50 - $2.75
Expired in 2007: vesting	(30,000)	$1.20 - $1.25

Outstanding at December 31,2007	2,137,500	$1.02 - $2.50

c)	Stock Based Compensation

Stock option compensation expense of $604,514, has been recognized for 2007 (2006: $533,935 expense and 2005: $673,711 expense). The fair value of each stock option, granted after 1 January 2002, was estimated on the date of grant, using the Black-Scholes option-pricing model, and amortized over the vesting period using the following assumptions:

	2007	2006

Expected dividend yield	0.00%	0.00%
Expected price volatility	69.57% - 76.57%	73.60% - 76.40%
Risk-free interest rate	4.176% - 5.074%	3.86%
Expected life of option	5 years	2 to 5 years

The weighted average fair value of the options granted in 2007 was $0.76 (2006: $0.92).

d)	Share Purchase Warrants

The following share purchase warrants to purchase shares of the Company are outstanding at December 31, 2007:

NUMBER OF WARRANTS	EXERCISE PRICE	EXPIRY DATE

2,500,000	$2.11	December 21, 2008

A summary of share purchase warrant activities for the years presented is as follows:

DESCRIPTION OF ACTIVITY	NUMBER OF WARRANTS	EXERCISE PRICE PER WARRANT

Outstanding at December 31,2005	2,000,000	$3.50
Cancelled in 2006	(2,000,000)	$3.50
Granted in 2006	2,500,000	$2.11	(1)

Outstanding at December 31,2006	2,500,000	$2.11
Cancelled in 2007	—	—
Granted in 2007	—	—
Outstanding at December 31,2007	2,500,000	$2.11

(1)      Under the terms of the Investec Facility Agreement proceeds from the exercise of the warrants is to be applied firstly in extinguishment of any balance outstanding under the Junior Tranche at the time of exercise (refer Note 21).

As part of the term facility (refer note 19) 2,500,000 share purchase warrants were issued with an exercise price of $2.11. The fair value of these warrants was estimated at $1,676,000. This value, offset by the portion of debt raising expenses related to this, of $135,238, has been accounted for in the share purchase warrants reserve account.

Fair value is calculated using the Black-Scholes option-pricing model and the compensation cost is amortized using the effective interest rate over the term of the loan.

e)	Preferred shares

On September 20, 2007 the Company completed a private placement of 7,692,308 preferred shares at a price of $1.30 per share, for total financing proceeds of $10 million. The preferred shares pay an annual cumulative dividend of 8%. At any time up to September 20, 2010 the holders have the right to convert each of their shares into one fully paid Common share. After this date the shares may be redeemed for cash at the request of the holder or the Company. A liability component of $9,508,523 representing the present value of the principal, less allocated transaction costs, is disclosed in Note 21. The residual of $491,477 is recognized in stockholders equity.

NOTE 18 – LOSS PER SHARE:

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations for the years ending:

	For the years ended December 31,

	2007	2006	2005

Numerator, net loss for the year	$(22,030,249)	$(13,406,828)	$(5,767,933)
Denominator:
Weighted-average number of shares -basic	29,877,550	23,327,042	19,489,336
Basic loss per share	$(0.74)	$(0.57)	$(0.30)

Denominator:
Weighted-average number of shares -diluted	29,877,550	23,327,042	19,489,336
Diluted loss per share	$(0.74)	$(0.57)	$(0.30)

Due to net losses incurred during 2007, 2006 and 2005 stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive. There were a total of 539,169 vested options outstanding at December 31, 2007. These vested options are currently antidilitive but, if exercised, these have the potential to dilute earnings of future periods.

NOTE 19 - INCOME TAXES

No income taxes are currently payable by the Company in any of the jurisdictions in which it operates. A reconciliation between the tax cost, using the Canadian statutory income tax rate of 34.12% (2006: 34.12%; 2005: 37.12%) and the provision for income taxes is as follows:

For the years ended December 31,	2007	2006	2005

Net loss for the year before tax	(22,030,249)	(13,406,828)	(5,767,933)

Benefit of tax at statutory rate	(7,516,721)	(4,574,410)	(2,141,057)
Foreign tax rate differential	844,398	132,705	166,205
Non-deductible stock based compensation expenditure	181,362	185,643	250,655
Other	311,831	771,337	47,592
Increase in valuation allowance	6,179,130	3,484,725	1,676,605

Income Tax Provision	—	—	—

In Canada the Company has net operating losses of approximately $7.02 million available for future reduction from taxable income derived in Canada, which expire as follows:

Net Operating Loss

2008	394,654
2009	413,314
2010	719,876
2011	1,131,645
2015	1,422,722
2026	1,148,110
2027	1,786,981

7,017,302

In addition, in Canada, at December 31, 2007, the Company has approximately $1.75 million of resource and other unused tax pools to offset future taxable income derived in Canada. The Company’s Canadian resource and other unused tax pools are available to the Company for an indefinite period.

The Company also has losses and deductions of approximately $48.01 million available to offset future taxable income derived in New Zealand. The Company’s losses and deductions that are available to offset future taxable income derived in New Zealand are available to the Company for an indefinite period, provided that the company maintains a 49% continuity of shareholding from the time that the losses and deductions are incurred until the point of offset against taxable income.

The components of the net future income tax asset at December 31, 2007 are summarized below:

	2007 $	2006 $

Future income tax assets:
Net operating loss carry forwards	16,612,865	5,919,309
Property and equipment	(3,684,688)	1,896,532
Resource tax pool	552,198	503,038
Share issuance costs	152,684	171,805
Asset retirement obligation	624,927	351,634

Total gross future income tax asset	14,257,987	8,842,318
Less: Valuation allowance	(14,257,987)	(8,842,318)

Net future income tax asset	—	—

Future income tax liabilities:
Property and equipment acquired	3,994,013	2,018,969

Net deferred tax liability	3,994,013	2,018,969

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

NOTE 20 – PREPAID GAS AGREEMENT

The Company is a party to two prepaid gas agreements, each with differing terms and obligations:

(a) On April 2, 2003, the Company entered into a gas prepayment agreement with a New Zealand company, whereby the issuer provided NZ$2,000,000 (approximately $1,550,400) to fund the Company’s ongoing exploration programs. This money was advanced on April 3, 2003, with the Company to deliver NZ$2,000,000 (approximately $1,550,400) of gas to the issuer, under contracts to be negotiated at then prevailing market rates. For each gas producing discovery the Company will negotiate in the first instance with the issuer, and if no contract is entered into within a certain time period after notification, the Company is free to seek other markets for the gas. A waiver of this obligation was obtained for New Zealand permit PEP 38738 Deep. If the amount is not discharged through gas sales to the issuer over a ten year period, it must either be repaid by the Company or may be converted into share equity in one of the Company’s New Zealand subsidiaries, Austral Pacific Energy (NZ) Limited. The prepayment is secured under a registered charge over Millennium Oil and Gas Ltd’s (a wholly-owned subsidiary of the Company) 25% interest in the Kahili joint operations PEP 38736. This property has nil carrying value as at December 31, 2007.

In the event that insufficient gas is delivered to discharge the advance, and the Company elects to refund the advance, interest will be payable for the period on the outstanding balance at April 2, 2013, calculated at the average New Zealand bank bill rate. As the outstanding balance refundable at April 2, 2013 can not be reliably estimated no interest has been accrued at balance date. As at December 31, 2007, the Company had delivered gas worth NZ$160,682 ($124,559), (2006: NZ$157,565).

(b) On February 4th, 2004, Arrowhead Energy Ltd, a company acquired on December 22nd, 2006, entered into a gas prepayment agreement with a New Zealand company, whereby the issuer provided NZ$2,500,000 (approximately $1,938,000) to fund Arrowhead’s development programs. Arrowhead is obliged to deliver NZ$2,500,000 (approximately $1,938,000) of gas to the issuer, under the Kahili Gas Sales Agreement and the Cheal Gas Sales Agreement, negotiated in 2007. Under the terms of the gas prepayment agreement the issuer has exclusive rights to purchase all gas that Arrowhead is entitled to from the Kahili and Cheal gas fields, at the gas price determined within the Kahili Gas Sales Agreement.

The obligations of Arrowhead under the gas prepayment agreement survive the repayment of the advance. The gas prepayment agreement can only be terminated in certain circumstances and in the event of termination the outstanding amount of the advance is repayable without interest for a period of 14 days after which interest becomes payable on any balance of the advance not repaid. The prepayment is secured under a registered charge over Arrowhead Energy Ltd’s 33% interest in the Cheal joint operations PMP 38156 and its 25% interest in the Kahili joint operations PMP 38153 and supported by a guarantee of NZ$2,500,000 provided by Investec Bank (Australia) Ltd. As at December 31, 2007, Arrowhead Energy Ltd had delivered gas worth NZ$14,163 ($10,978), (2006: NZ$11,204).

In summary:

	2007 $	2006 $

Current Liability	831,040	1,047,108
Non Current Liability	2,521,823	2,330,660

	3,352,863	3,377,768

The balances outstanding in respect to the prepaid gas agreements are denominated in New Zealand dollars and translated at year end exchange rate and therefore are subject to fluctuations as a consequence of changes in the US$:NZ$ exchange rate. The portion of the prepayments that are estimated to be satisfied by delivery of gas within the next twelve months have been classified as a current liability.

NOTE 21 – DEBT

(a) Investec Loan

In December 2006, Austral Pacific Energy (NZ) Limited, a wholly owned subsidiary, entered into a project loan facility for $23,000,000 with Investec Bank (Australia) Ltd (Investec). Interest on the facility is variable based upon the London Interbank Offered Rate (‘LIBOR’) plus a margin dependent upon the tranche of the loan.

The facility was structured into three tranches:

(iv)	$18,000,000 ‘Senior tranche’ The interest rate prior to project completion is LIBOR plus 2.00% (post completion LIBOR plus 1.75%),

(v)	$5,000,000 ‘Junior tranche. The interest rate prior to project completion is LIBOR plus 4.00%

(post completion LIBOR plus 3.5%,

(vi)	NZ$2,500,000 ‘Guarantee tranche’. The interest rate prior to project completion is 2.00% (post completion 1.75%)

The original term of the facility was 4 years with the remaining principal repayments anticipated as follows:

	SENIOR TRANCHE $	JUNIOR TRANCHE $

2008	7,950,000	—
2009	5,700,000	—
2010	—	5,000,000

	13,650,000	5,000,000

As at 31 December, 2007 the status of the facility was as follows:

$
Drawdown in year ended December 31, 2006	15,738,000
Drawdown in year ended December 31, 2007	7,262,000
Loan Repayment in year ended December 31, 2007	(4,350,000)

Balance December 31, 2007	18,650,000

As a result of the company’s breach of several covenants the loan, as at 31 December 2007, has been reclassified as a current liability. Accordingly the unamortised costs associated with the facility have been expensed in total rather than amortised over the period of the loan. In addition the restricted cash held in a “Debt Service Reserve Account” has been classified as a current asset which can ultimately be applied to the principal outstanding.

In 2007 the Company had continued to operate under the facility having received various time extension waivers with respect to meeting the various facility covenants. These waivers have now expired and have not been renewed. Under the terms of the facility Investec can demand both repayment of the principal outstanding and the closing out of the oil swaps, (refer below).

The breach of covenants result from the continuing delays in completing the Cheal Oil project. The key to rectifying the breach is the drilling of at least two further wells to satisfy the ‘completion test’ under the facility. The ‘completion test’ requires certain proven and probable reserves and associated production rates to be achieved, together with certain related forward looking financial ratios.

As a result of the Company’s breach of several covenants the original terms have been renegotiated between the Company and Investec. The Company has agreed with Investec to repay the total facility by December 15, 2008. To facilitate this Investec have agreed to restructure the facility, with the key financial terms requiring a principal payment of US$4.2 million which was completed on March 31 2008 (reflecting the scheduled US$2.2 million due; and the further US$2 million paid from the restricted cash held in respect of the loan facility and applied in inverse order of maturity). In addition a further US$3.5 million was required to be paid on completion of the announced sale of PNG Stanley (PRL 4) and PRL 5 assets (to be applied as $2.05 million against the June 30 scheduled principal due; and the balance of US$1.45 million applied in inverse order of maturity); such payment since made, on May 30, 2008. Cash in excess of operating requirements will be used to reduce principal outstanding. Further Investec agreed to provide a short term loan of $17.8 million, repayable on December 15, 2008 with the balance of the principal, to fund the close out of the crude oil forward sales contracts (and placement of $90 put options) together with capitalized interest. The interest rate margin was increased by an additional 2% on the total principal outstanding on the original tranches for the period January 31 to December 15, 2008 inclusive. In addition Investec was issued with shares to the value of US$750,000 based on the Austral share price at March 19, 2008. There are several commercial and administrative conditions which must also be complied with.

Other key terms of the original loan facility are set out below.

The Company established a ‘Debt Service Reserve Account’ which has been funded with $3,000,000. Upon the Senior Tranche final maturity date the balance in the account can be reduced to $1,500,000 with the

$1,500,000 released being applied as a principal prepayment of the Junior Tranche. The remaining $1,500,000 will be applied in repayment of the Junior Tranche on the Junior Tranche maturity date.

The Guarantee Tranche matures on the earlier of the day on which the exposure under the Arrowhead Energy Ltd Prepaid Gas Agreements (refer Note20(b)) reduces to nil or the day on which the project loan facility is repaid.

As part of the facility Austral issued 2.5 million warrants to Investec Bank at an exercise price of US$2.11. The price was calculated as a 30% premium to the 30 day weighted average share price (per AMEX trading) for the period immediately prior to the acceptance date (by Austral) of the facility. The warrants expire on December 21, 2008 and entitle the holder to acquire one common share for each warrant held. If the warrants are exercised by Investec the proceeds are initially to be used to repay any Junior tranche balance outstanding with any excess funds being available to Austral for general usage.

Costs of $1,279,731 were incurred in relation to the financing. Of this amount, $135,238 was attributed to the equity related portion of the funding, $12,271 amortized in 2006, and the remainder of $1,132,222 included within the current term liability balance in the Consolidated Balance Sheets. The unamortized costs at December 31, 2007 have now been expensed.

A summary of the accounting treatment of the debt raising is as follows:

	Current $	Non-Current $	Total $

Balance outstanding at January 1, 2007	6,550,000	9,188,000	15,738,000
Fair value of warrants at January 1, 2007	—	(1,676,000)	(1,676,000)
Prepaid expenses at January 1, 2007	(283,056)	(849,166)	(1,132,222)

At January 1, 2007	6,266,944	6,662,834	12,929,778
Drawdowns to December 31, 2007	—	7,262,000	7,262,000
Repayments to December 31, 2007	(4,350,000)	—	(4,350,000)
Transfer to current	16,450,000	(16,450,000)	—
Amortisation to December 31, 2007	283,056	2,525,166	2,808,222

Reported balance December 31, 2007	18,650,000	—	18,650,000

A product price hedging program (‘Risk Management Facility’) was entered into by the Company to mitigate its exposure to lower US dollar oil prices throughout the term of the facility. Full details of this are included in Note 22.

As at December 31, 2007 security for the facility is over all present and after-acquired property of the Company. Following the completion of certain events, security will be reduced to the interests of the Company within the Cheal project, the Cheal project documents, the Risk Management Facility, the Debt Service Reserve Account and the Proceeds Accounts.

(b) Preferred Shares

The Company issued 7,692,308 preferred shares on 20 September 2007 at a price of $1.30, for total proceeds of $10,000,000. The shares are convertible one-for-one into the Company’s common shares for a three-year period. They have a fixed preferential cumulative dividend of 8% per year, payable six monthly. After 3 years the holder can request redemption or the Company can redeem the shares. Refer Note 25 (f).

The Company initially recognised $9,508,523 and associated liability portion of deferred costs as a liability. The balance of the Preferred shares of $491,477 is recorded as equity.

The broker, Morgan Keegan was paid fees of $150,000 and was issued 150,000 warrants in September 2007 vesting on issue at a strike price of $1.30. AMEX, TSX and NZX fees were also paid. Related costs totalled $302,376 allocated to liability $291,737 and equity $10,639.

At balance date total accrued arrears on fixed preferential dividends is $222,222.

2007 $

Liability portion of preferred shares	9,508,523
Liability portion of deferred costs	(291,737)
Amortisation	66,021

Reported balance December 31, 2007	9,282,806

NOTE 22 – FINANCIAL INSTRUMENTS AND DERIVATIVES

The Company has entered into a series of put and call options and forward sales contracts for the future sale of crude oil produced from the Cheal field. The contracts were entered into in connection with the raising of debt (refer Note 21). As the put and call options and forward sales contracts hedge commodity price against the WTI Crude Futures Contract the Company has assessed the long term effectiveness of the forwards sales contracts as not being sufficiently effective to enable it to apply hedge accounting. As a consequence the $7,297,626 (2006: $455,685) net reduction in the fair value of the derivative instruments has been recognized in the Statements of Operations and Deficit in the current period.

At May 31, 2008 the Company had closed out the forward sales contracts effective June 1, 2008 onwards.

The Company’s outstanding contracts for derivative instruments, and the related fair values at December 31st, 2007 were as follows:

	QUANTITY (BARRELS)	MATURITY DATE	AVERAGE PRICE US$ PER BBL	FAIR VALUE AT DECEMBER 31, 2007

Crude oil forward sales	323,700	January 2008 - December 2010	65.10	(7,753,311)

At December 31, 2007, the loss has been categorized as a current liability as Investec may require it to be immediately settled given the status of the loan (see Note 21).

	QUANTITY (BARRELS)	MATURITY DATE	AVERAGE PRICE US$ PER BBL	FAIR VALUE AT DECEMBER 31, 2006

Crude oil put options	72,000	April 2007 - June 2007	64.00	210,416
Crude oil forward sales	417,600	July 2007 - December 2010	65.10	(666,101)

At December 31, 2006 the loss was categorized by current $75,781 and non-current $590,320.

Exposure to credit, interest rate, foreign currency risk, commodity price and liquidity risk arises in the normal course of the Company’s business.

(a) Credit Risk

Credit risk arises from cash and cash equivalents, and deposits with banks, as well as credit exposures to customers, including outstanding receivables and committed transactions. Investments are to be made only with approved third party financial institutions. A significant portion of the Company’s accounts receivable, $1,949,355 (2006: $347,216) is due from one oil and gas customer. Credit quality of this customer is assessed taking into account its financial position, past experience and other factors. The table below shows the balance of the major counterparties at balance sheet date.

	December 31, 2007	December 31, 2006

	$	$
Cash and cash deposits
ASB Bank Limited	2,324,920	2,629
ANZ National Bank Limited	2,002,411	3
Bank of New Zealand	3,004,870	—

	7,332,201	2,632
Receivables
Swift Energy New Zealand Limited	1,949,355	347,216
Cheal Petroleum Limited	28,872	4,410
Joint operations parties	3,711,052	1,066,445

	5,689,279	1,418,071

Of the amount owed by the joint operations parties, $930,000 was loaned by the Company to the joint operations due to the dispute with TAG see Note 16 b) ii). This was repaid on March 7, 2008. The balance is owed by joint operations where the Company is operator and the company does not expect any losses from these counterparties, therefore no impairment loss has been recorded.

(b) Interest Rate Risk

Effective Interest Rates and Repricing Analysis

In respect of financial assets and financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they reprice.

	WEIGHTED AVERAGE EFFECTIVE INTEREST RATE		FIXED INTEREST RATE		FLOATING INTEREST RATE MATURING 1 YEAR		FLOATING INTEREST RATE MATURING 1 - 2 YEARS		FLOATING INTEREST RATE MATURING 2 - 5 YEARS		NON-INTEREST BEARING		TOTAL
	2007%	2006%	2007 $	2006 $	2007 $	2006 $	2007 $	2006 $	2007 $	2006 $	2007 $	2006 $	2007 $	2006 $

Financial Assets

Cash and Cash equivalents	3.25%	2.57%	—	—	9,019,812	7,144,943	—	—	—	—	—	—	9,019,812	7,144,943

Restricted Cash	3.70%	4.70%	—	—	3,000,000	—	—	—	—	3,000,000	—	—	3,000,000	3,000,000
Financial Instruments	4.75%	5.25%	—	210,416	—	—	—	—	—	—	—	—	—	210,416
Prepaid expenses and deposits	—	—	—	—	—	—	—	—	—	—	805,527	500,572	805,527	500,572

Investments	—	—	—	—	—	—	—	—	—	—	100,822	136,528	100,822	136,528
Accounts receivable	—	—	—	—	—	—	—	—	—	—	5,689,279	1,418,071	5,689,279	1,418,071

Total Financial Assets	3.31%	3.20%	—	210,416	12,019,812	7,144,943	—	—	—	3,000,000	6,595,628	2,055,171	18,615,440	12,410,530

Financial Liabilities

Accounts payable and accrued liabilities	—	—	—	—	—	—	—	—	—	—	11,226,465	3,839,736	11,226,465	3,839,736
Net Cash in Advance	—	—	—	—	—	—	—	—	—	—	9,679,614	—	9,679,614	—
Financial Instruments	—	—	—	—	—	—	—	—	—	—	7,753,311	666,101	7,753,311	666,101
Loans and borrowings	7.85%	15.81%	—	—	18,650,000	—	—	6,266,944	—	6,662,834	—	—	18,650,000	12,929,778

Asset retirement obligation	—	—	—	—	—	—	—	—	—	—	2,083,090	1,065,559	2,083,090	1,065,559
Prepaid gas revenue	—	—	—	—	—	—	—	—	—	—	3,352,863	3,377,768	3,352,863	3,377,768
Long term debt	11.19%	—	9,282,806	—	—	—	—	—	—	—	—	—	9,282,806	—

Total Financial Liabilities	8.25%	15.81%	9,282,806	—	18,650,000	—	—	6,266,944	—	6,662,834	34,095,343	8,949,164	62,028,149	21,878,942

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest rate risk mainly arises from interest bearing borrowings. At December 31, 2007 if interest rates had been 100 basis points higher/lower with all other variables held constant, loss for the year would have been $159,980 higher or lower.

Following the recognition of the debt facility loan as current in 2007 the weighted average effective interest rate represents coupon rate. 2006 comprises borrowing costs, discounts and coupon rate.

c) Foreign Currency Risk

The Company is exposed to foreign currency risk on sales and purchases that are denominated in a currency other than United States dollars. The currency giving risk to this risk is primarily New Zealand dollars. The Company has not entered into any forward exchange contracts as at December 31, 2007 and is currently fully exposed to foreign exchange risk.

d) Commodity Price Risk

The Company is exposed to oil price risk on sales as part of its normal operations. The Company has entered into forward arrangements to manage this risk. A fluctuation in oil prices at 10% from closing would result in an unrealized derivative gain/loss of $2,794,504.

e) Liquidity Risk

The Company manages liquidity by monitoring present cash flows and ensuring that adequate cash reserves, financing facilities and equity raisings are undertaken to ensure that the Company can meet its obligations.

The table below analyses the Company’s financial liabilities and net-settled derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 1 year		Between 1 and 2 years		Between 2 and 5 years		Over 5 years
	2007	2006	2007	2006	2007	2006	2007	2006

	$	$	$	$	$	$	$
Preferred shares	800,000	—	800,000	—	10,576,438	—	—	—
Loan	19,312,984	5,558,281	—	7,010,174	—	5,629,964	—	—
Financial instruments	4,280,102	78,817	2,244,535	348,918	1,535,845	308,423	—	—
Trade and other payables	11,226,465	3,839,736	—	—	—	—	—	—
Net cash in advance	9,679,614	—	—	—	—	—	—	—
Prepaid gas agreement	831,040	1,047,108	1,686,774	1,629,940	835,049	598,434	—	102,286

	46,130,205	10,523,941	4,731,309	8,989,032	12,947,332	6,536,821	—	102,286

Financial instruments, as derivatives, are classified in the balance sheet as current liabilities at December 31, 2007. As above maturity analysis is based on the contractual production profile, representing the expected maturity.

As a result of several breaches in covenants the loan has been classified as current. The Company is in negotiation with Investec to establish new repayment terms refer Note 21.

f) Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide the basis from which to grow the Company.

In order to maintain or adjust the capital structure the Company may effectively raise funds through a mix of public offerings, private placements, farm-outs, and/or the sale of assets. Such fund raising may be applied to both its exploration and development programme and/or to reduce its debt.

Consistent with others in the industry, the Company endeavours to fund exploration activity from equity whilst managing a balance of debt and equity to finance development assets.

The Company’s policies in respect of capital management are reviewed regularly by the Board of Directors. There have been no material changes in the Company’s management of capital during the year.

g) Classification and fair values

The net fair values of assets and liabilities of the Company approximate their carrying amounts. The net fair value of other monetary financial assets and liabilities are based on market prices. The Company has no off-balance sheet financial instruments.

2007	Trading $	Loans and receivables $	Available-for- sale $	Other amortized cost $	Total carrying amount/Fair value $
Assets
Current
Cash and cash equivalents (Note 6)	—	9,019,812	—	—	9,019,812
Accounts receivable (Note 10)	—	5,689,279	—	—	5,689,279
Restricted cash (Note 6)	—	3,000,000	—	—	3,000,000
Prepaid expenses and deposits	—	805,527	—	—	805,527

Total Current Assets	—	18,514,618	—	—	18,514,618

Non-current
Investments (Note 13)	—	—	100,822	—	100,822

Total Assets	—	18,514,618	100,822	—	18,615,440

Liabilities
Current
Accounts payable and accrued liabilities (Note 10)	—	—	—	11,226,465	11,226,465
Net Cash in Advance (Note 11)	—	—	—	9,679,614	9,679,614
Financial instruments (Note 22)	7,753,311	—	—	—	7,753,311
Asset retirement obligation (Note 9)	—	—	—	845,422	845,422
Current debt (Note 21)	—	—	—	18,650,000	18,650,000
Prepaid gas revenue (Note 20)	—	—	—	831,040	831,040

Total Current Liabilities	7,753,311	—	—	41,232,541	48,985,852

Non-current
Prepaid gas revenue (Note 20)	—	—	—	2,521,823	2,521,823
Asset retirement obligations (Note 9)	—	—	—	1,237,668	1,237,668
Long term debt (Note 21)	—	—	—	9,282,806	9,282,806

Total Liabilities	7,753,311	—	—	54,274,838	62,028,149

2006	Trading $	Loans and receivables $	Available-for- sale $	Other amortized cost $	Total carrying amount/Fair value $

Assets
Current
Cash and cash equivalents (Note 6)	—	7,144,943	—	—	7,144,943
Accounts receivable (Note 10)	—	1,418,071	—	—	1,418,071
Financial instruments (Note 22)	210,416	—	—	—	210,416
Prepaid expenses and deposits	—	500,572	—	—	500,572

Total Current Assets	210,416	9,063,586	—	—	9,274,002

Non-current
Investments (Note 13)	—	—	136,528	—	136,528
Restricted cash (Note 6)	—	3,000,000	—	—	3,000,000

Total Assets	210,416	12,063,586	136,528	—	12,410,530

Liabilities
Current
Accounts payable and accrued liabilities (Note 10)	—	—	—	3,839,736	3,839,736
Financial instruments (Note 22)	75,781	—	—	—	75,781
Current debt (Note 21)	—	—	—	6,266,944	6,266,944
Prepaid gas revenue (Note 20)	—	—	—	1,047,108	1,047,108

Total Current Liabilities	75,781	—	—	11,153,788	11,229,569

Non-current
Financial instruments (Note 22)	590,320	—	—	—	590,320
Prepaid gas revenue (Note 20)	—	—	—	2,330,660	2,330,660
Asset retirement obligation (Note 9)	—	—	—	1,065,559	1,065,559
Long term debt (Note 21)	—	—	—	6,662,834	6,662,834

Total Liabilities	666,101	—	—	21,212,841	21,878,942

The carrying value of the preferred shares was determined September 20, 2007, and movements in fair value subsequent are not expected to be material. As the prepaid gas revenue could be fully satisfied in the current year, carrying value was deemed to be not materially different from fair value.

NOTE 23 - SEGMENT INFORMATION

The Company operates in one industry: petroleum, exploration and production. It operates in several geographical regions, therefore information on country segments is provided as follows.

2007	CANADA	NEW ZEALAND	AUSTRALIA	PAPUA NEW GUINEA	TOTAL COMPANY

	$	$	$	$	$
Production income:
Oil and gas sales	—	7,342,678	—	—	7,342,678
Net realised derivative loss	—	(1,030,926)	—	—	(1,030,926)
Royalties	—	(388,777)	—	—	(388,777)

Net Revenue	—	5,922,975	—	—	5,922,975
Interest income	—	268,272	—	1,287	269,559
Joint operation recoveries	—	1,631,676	—	—	1,631,676
Other income	—	104,822	—	—	104,822
Foreign exchange loss	(115,987)	(415,994)	—	(49,247)	(581,228)
Unrealised derivative loss	—	(7,297,626)	—	—	(7,297,626)
Administrative expenses	(1,130,915)	(6,089,640)	—	(23,638)	(7,244,193)
Interest expense	(288,243)	(3,843,657)	—	—	(4,131,900)
Amortization	—	(129,555)	—	—	(129,555)
Production costs	—	(2,968,000)	—	—	(2,968,000)
Depletion	—	(4,378,105)	—	—	(4,378,105)
Oil and gas exploration expenditure	—	(2,483,292)	—	(745,382)	(3,228,674)

Net loss	(1,535,145)	(19,678,124)	—	(816,980)	(22,030,249)

Goodwill	—	2,018,969	—	—	2,018,969
Property and equipment	—	41,095,251	—	513,914	41,609,165
Current assets	4,892	18,372,708	—	625,504	19,003,104
Non-current assets	—	100,822	—	—	100,822

Total assets	4,892	61,587,750	—	1,139,418	62,732,060

Total liabilities	19,672,639	45,609,425	—	740,099	66,022,162

Specific Items:
Purchase of property and equipment	—	34,414	—	—	34,414
Acquisition costs	—	7,663,330	—	—	7,663,330
Capital expenditure	—	17,067,690	—	497,853	17,565,542

2006	CANADA	NEW ZEALAND	AUSTRALIA	PAPUA NEW GUINEA	TOTAL COMPANY

	$	$	$	$	$
Production income:
Oil and gas sales	—	911,931	—	—	911,931
Royalties	—	(40,899)	—	—	(40,899)

Net Revenue	—	871,032	—	—	871,032
Interest income	980	436,299	—	—	437,279
Joint operation recoveries	—	1,043,666	—	—	1,043,666
Foreign exchange loss	(2,071)	(1,822,823)	(81,320)	(67,436)	(1,973,650)
Unrealised derivative loss	—	(455,685)	—	—	(455,685)
Administrative expenses	(1,376,233)	(1,871,392)	(59,000)	(839,242)	(4,145,867)
Interest and accretion expense	—	(72,229)	—	(188)	(72,417)
Amortization	—	(92,874)	—	(13,677)	(106,551)
Production costs	—	(485,447)	—	—	(485,447)
Depletion	—	(347,206)	—	—	(347,206)
Oil and gas exploration expenditure	—	(5,232,887)	—	(2,939,094)	(8,171,981)

Net loss	(1,377,324)	(8,029,546)	(140,320)	(3,859,637)	(13,406,827)

Goodwill	—	2,018,969	—	—	2,018,969
Property and equipment	—	20,853,539	—	—	20,853,539
Current assets	1,602	9,552,132	—	195,548	9,749,282
Non-current assets	—	3,136,528	—	235,353	3,371,881

Total assets	1,602	35,561,168	—	430,901	35,993,671

Total liabilities	270,186	23,273,419	848	353,458	23,897,911

Specific Items:
Purchase of property and equipment	—	259,902	—	—	259,902
Capital expenditure	—	19,565,262	—	—	19,565,262

2005	CANADA	NEW ZEALAND	AUSTRALIA	PAPUA NEW GUINEA	TOTAL COMPANY

	$	$	$	$	$
Production income:
Oil and gas sales	—	1,779,454	—	—	1,779,454
Royalties	—	(74,930)	—	—	(74,930)

Net Revenue	—	1,704,524	—	—	1,704,524
Interest income	6,113	450,077	—	4,221	460,411
Joint operation recoveries	—	1,093,417	—	—	1,093,417
Other income	—	83,612	—	—	83,612
Foreign exchange loss	(10,794)	(641,463)	(69,527)	(69,450)	(791,234)
Administrative expenses	(1,716,156)	(1,748,721)	(12,199)	(158,267)	(3,635,343)
Interest and accretion expense	—	(18,359)	—	—	(18,359)
Amortization	—	(49,056)	—	(1,978)	(51,034)
Production costs	—	(848,174)	—	—	(848,174)
Depletion	—	(61,979)	—	—	(61,979)
Oil and gas exploration expenditure	—	(3,610,036)	(12,745)	(80,993)	(3,703,774)

Net loss	(1,720,837)	(3,646,158)	(94,471)	(306,467)	(5,767,933)

Property and equipment	—	3,481,259	—	32,276	3,513,535
Current assets	198,900	16,523,225	2,041	54,592	16,778,758
Non-current assets	—	83,612	—	—	83,612

Total assets	198,900	20,088,096	2,041	86,868	20,375,905

Total liabilities	198,446	3,323,162	8,786	4,083	3,534,477

Specific Items:
Purchase of property and equipment	—	397,947	—	32,276	430,223
Capital expenditure	—	1,100,177	—	—	1,100,177

NOTE 24 – SALES TO SIGNIFICANT CUSTOMERS

The Company made oil sales of $7,246,058 (2006: $875,247, 2005: $1,769,421) to Swift Energy (NZ) Limited during the year.

During 2007 the Company made $4,710 gas deliveries (2006: Nil) to Vector Gas Ltd under the prepaid gas agreements (refer to Note 20).

NOTE 25 - SUBSEQUENT EVENTS

The following events have occurred since December 31, 2007:

(a)	Peter Hazledine has been appointed to the board of directors from January 1, 2008, and Ronald Bertuzzi resigned from the board of directors from June 6, 2008;

(b)

Kanuka Energy Limited and Arrowhead Energy Limited which are both subsidiaries of Austral Pacific Energy (NZ) Limited were amalgamated with Totara Energy Limited with effect from February 1, 2008. Totara Energy Limited is the surviving company;

(c)

On February 28, 2008, a private placement of 12,500,000 shares with 12,500,000 warrants attached was completed at a unit price of $1.20 per unit. A unit consists of one common share and one share purchase warrant. The warrants are convertible one-for-one into common stock for twelve months from closing at exercise price of $2.25. At the balance sheet date $9,679,614 had been received and recorded as net cash received in advance;

(d)	Sale of the Company’s interests in PNG Stanley (PRL 4) and PRL 5 assets for US$3.5 million - to a subsidiary of Horizon Oil Limited (ASX: HZN), which completed on May 30, 2008, although legal transfer of the licences remains subject to receipt of governmental approval;

(e)

Sale of the Company’s interests in Douglas (PPL 235) and in PPL 261 to a subsidiary of Rift Oil plc (AIM: RIFT) for $5 million, initial completion of such transaction occurring on May 29, 2008 ($2 million), with further payments due within 3 months ($1.5 million), and within 12 months ($1.5 million), or earlier upon receipt of governmental approval of the legal transfers of the licences;

(f)

Farm-out of an 80% interest in PEP 38524 to Australian Worldwide Exploration Ltd. (ASX: AWE) with effect from May 20, 2008. In return AWE has undertaken to fully fund acquisition of some 350km of 2D seismic within the permit. The farm-out is subject to approval of a revised work programme by the Ministry of Economic Development;

(g)

The Company has entered into an agreement to purchase an additional 5.1% of the Cardiff permit to bring the total share to 50%. The payment of NZ$400,941 consists of the purchase price of $119,000 and the Company’s share of outstanding cash calls at time of purchase of NZ$281,941. This acquisition is subject to the completion of a third party transaction related to this permit;

(h)

The Company has reached an agreement in principle with the holders of the preferred shares for the conversion of the preferred shares into convertible debentures, with the expected effective date from June 30, 2008. The convertible debentures would have similar commercial terms, but would not be entitled to any voting rights. The conversion will be subject to a number of conditions precedent, including the approval of the TSX-V;

(i)

The close-out of the Company’s forward oil contracts (including placement of a series of $90 put options) funded by Investec at a cost of $17.9 million. The Company will recognize a loss on these forward oil contracts in 2008 of $9.7 in addition to the unrealized losses of $7.3 million previously recognised in 2007, resulting in a total loss of $17 million.

NOTE 26 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in some respects from United States GAAP. Any differences in accounting principles as they pertain to the accompanying consolidated financial statements were insignificant except as described below.

Reconciliation of Net Loss and Loss per share under Canadian GAAP to U.S. GAAP

	Year Ended December 31 2007	Year Ended December 31 2006	Year Ended December 31 2005

Net loss for the year under Canadian GAAP	(22,030,249)	(13,406,828)	(5,767,933)

Add back Canadian GAAP compensation cost (c)	531,541	533,935	673,711
Stock option compensation cost (c)
Employees	(559,626)	(348,559)	(3,599)
Contractors	—	—	(604,338)
Interest on prepaid gas agreement	—	47,291	—
Net adjustment to accretion of preferred shares (b)	40,482	—	—
Classification of interest expense on preferred shares as a dividend (b)	222,222	—	—
Recognition of tax benefit from operating losses (d)	2,220,006	—	—
NZ tradable warrants realised expense (a)	—	—	99,325

Net loss for the year under US GAAP	(19,575,624)	(13,174,161)	(5,602,834)
Net loss attributable to common shareholders	(19,838,328)	(13,174,161)	(5,602,834)
Weighted average number of shares under US GAAP
Basic	29,877,550	23,327,042	19,489,336
Diluted	29,877,550	23,327,042	19,489,336

Loss per share under US GAAP
Basic	($0.66)	($0.56)	($0.29)
Diluted	($0.66)	($0.56)	($0.29)

Accumulated deficit under Canadian GAAP and U.S. GAAP

	As at December 31 2007		As at December 31 2006		As at December 31 2005

	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP

Accumulated deficit, beginning of year	(41,088,663)	(47,322,577)	(27,681,835)	(34,148,416)	(21,913,902)	(28,545,582)

Net loss	(22,030,249)	(19,575,624)	(13,406,828)	(13,174,161)	(5,767,933)	(5,602,834)
Dividends on preference shares (b)	—	(222,222)	—	—	—	—

Accumulated deficit, end of year	(63,118,912)	(67,120,423)	(41,088,663)	(47,322,577)	(27,681,835)	(34,148,416)

Equity reconciliation from Canadian GAAP to U.S. GAAP

	As at December 31, 2007	As at December 31, 2006	As at December 31, 2005

Total Stockholders’ (Deficit)/Equity under Canadian GAAP	(3,290,102)	12,095,760	16,841,428

Reclassification of equity component of preferred shares (b)	(480,838)	—	—
Net adjustment to accretion of preferred shares (b)	40,482
Recognition of tax benefit from operating losses (d)	2,220,006
Interest on prepaid gas revenue	—	—	(47,291)

Total Stockholders’ (Deficit)/Equity under US GAAP	(1,510,452)	12,095,760	16,794,137

Balance sheet under Canadian GAAP and U.S. GAAP

	As at December 31 2007		As at December 31 2006
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP

Assets
Current
Cash and cash equivalents	9,019,812	9,019,812	7,144,943	7,144,943
Accounts receivable	5,689,279	5,689,279	1,418,071	1,418,071
Restricted cash	3,000,000	3,000,000	—	—
Financial instruments	—	—	210,416	210,416
Inventory	488,486	488,486	475,280	475,280
Prepaid expenses and deposits	805,527	805,527	500,572	500,572
	19,003,104	19,003,104	9,749,282	9,749,282
Investments	100,822	100,822	136,528	136,528
Restricted cash	—	—	3,000,000	3,000,000
Held for sale asset	—	—	235,353	235,353
Property and equipment	41,609,165	41,609,165	20,853,539	20,853,539
Goodwill	2,018,969	2,018,969	2,018,969	2,018,969

Total Assets	62,732,060	62,732,060	35,993,671	35,993,671

Liabilities
Current
Current debt	18,650,000	18,650,000	6,266,944	6,266,944
Financial instruments	7,753,311	7,753,311	75,781	75,781
Accounts payable and accrued liabilities	11,226,465	11,004,243	3,839,736	3,839,736
Prepaid gas revenue	831,040	831,040	1,047,108	1,047,108
Asset retirement obligation	845,422	845,422	—	—
Net cash in advance	9,679,614	9,679,614	—	—

	48,985,852	48,763,630	11,229,569	11,229,569

Financial instruments	—	—	590,320	590,320
Deferred taxation provision	3,994,013	1,774,007	2,018,969	2,018,969
Prepaid gas revenue	2,521,823	2,521,823	2,330,660	2,330,660
Asset retirement obligations	1,237,668	1,237,668	1,065,559	1,065,559
Long term debt	9,282,806	—	6,662,834	6,662,834

Total Liabilities	66,022,162	54,297,128	23,897,911	23,897,911

Preferred Shares (b)	—	9,945,384	—	—
Stockholders’ Equity
Paid in capital	59,828,810	65,609,971	53,184,423	59,418,337
Accumulated deficit	(63,118,912)	(67,120,423)	(41,088,663)	(47,322,577)

Total Stockholders’ (Deficit)/Equity	(3,290,102)	(1,510,452)	12,095,760	12,095,760

Total Liabilities / Preferred Shares and Stockholders’ Equity	62,732,060	62,732,060	35,993,671	35,993,671

(a) Derivative Contracts

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

SFAS 133 requires that derivatives be recognizsed as an asset or liability and measured at fair value over their life. Changes in fair value are charged to net earnings. Consequently during the year ended December 31, 2004 the change in fair value of those contracts settled resulted in a net realised loss of $2,670,591 for the purposes of US GAAP. Warrants outstanding at 31 December 2004 were recognised at their fair value with the change in fair value charged to the net earnings. Consequently, at December 31, 2004, a liability of $960,620 was recognised in relation to the fair value of unexercised warrants.

During the year ended December 31, 2005 all outstanding warrants were settled. Upon exercise or lapse of the warrants in accordance with their terms, the change in fair value of $99,325 was recognised in the computation of net earnings. The balance of the liability of $861,295 was de-recognised and treated as paid-in capital.

(b)	Preferred Shares

On September 20, 2007 the Company completed a private placement of 7,692,308 preferred shares at a price of $1.30 per share, for total financing proceeds of $10 million (see note 17). Under SEC EIFT D-98 rule “Classification and measurement of redeemable securities” preferred securities that are redeemable for cash or other assets are classified outside of permanent equity if they are redeemable at a fixed or determinable price on a fixed or determinable date, at the option of the holder, or upon the occurrence of an event that is not solely within the control of the issuer. These instruments are reported outside of permanent equity and classified as temporary equity. Preferred shares are initially recorded at their fair value being the full financing proceeds less any issuance costs.

Issuance costs totaling $302,376 are subsequently accreted as part of the effective yield of the instruments until they become immediately redeemable. For the year ended December 31, 2007 the Company recognised $27,000 of accretion expenses resulting in a net reduction to accretion of preferred shares amounting to $40,482 reported under Canadian GAAP.

The amount of interest expense recognised under US GAAP is less than the amount reported under Canadian GAAP due to the following two factors:
a) all fees directly attributable to the share issuance have been allocated to the mezzanine equity component and b) all the proceeds received upon issuance have been allocated to the mezzanine equity component. Therefore there has been no amortisation of the debt discount reported under Canadian GAAP.

Accrued dividends amounting to $222,222 are accounted and reported as a reduction of earnings available to common shareholders.

(c)	Stock Based Compensation

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

Share-based compensation cost that has been included in income from continuing operations amounted to $559,626 for the year ended December 31, 2007 (2006: $348,559). No income tax benefit has been recognized in the income statement for share-based compensation arrangements for the year ended December 31, 2007.

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

December 31, 2005

Net income, as reported	5,602,834
Less pro forma stock compensation cost, net of tax benefit	673,711

Pro forma net income	4,929,123

Pro forma Earnings Per share	(0.25)

(d)	Recognition of Tax Benefit Related to Tax Operating Losses

On December 22, 2006, the Company recognised a deferred tax liability in the acquisition of Arrowhead Energy Ltd as the future taxable income from the reversal of this deferred tax liability is prohibited from offsetting pre-existing tax loss carry forwards of the existing New Zealand tax group as of the acquisition date. At December 31, 2007, the Company has recognised under US GAAP a tax benefit of $2,220,006 related to the amount of tax operating loss generated during 2007 that will be allowed to offset future taxable income from the reversal of this existing deferred tax liability. The tax operating loss is recognised once the subsidiary has been assessed as part of the New Zealand tax group for a sustained period that enables the allowable deduction of an operating loss within the New Zealand tax group.

Cash Flow Statement under Canadian GAAP and U.S. GAAP

There is no material difference in the cash flow statement under Canadian GAAP and U.S. GAAP

Index to Exhibits

Exhibit Reference	Document	Date	Parties	Reference

1.1	Certificate of Continuance of the Company	Oct 16, 2006		(5)

1.2	Notice of Articles	Oct 16, 2006		(5)

1.3	Articles of the Company	Oct 16, 2006		(5)

2.1	US$Cash Advance Agreement	Dec 21, 2006	Investec Bank (Australia) Ltd; various Austral companies	(4)

2.2	Warrant Agreement	Dec 21, 2006	Investec Bank(Australia) Ltd; Austral	(4)

4.1	Form of Stock Option Agreement	Oct 15, 2002	various employees, directors, and consultants; Austral	(1)

4.2	Gas Pre-payment and Option Agreement	Apr 2, 2003	NGC Energy; Austral	(3)

4.3	Gas Pre-Payment and Sale Agreement	Feb 4, 2004	NGC Energy International Resource Management Corporation (IRM)	(4)

4.4	Asset Sale Agreement	Oct 23, 2005	International Resource Management Corporation (IRM) Arrowhead Energy Ltd	(4)

4.5	Stock Option Plan	Mar 3, 2006		(2)

4.6	Form of Unit Subscription Agreement	Oct 18, 2006	Austral and various purchasers of the Units	(4)

4.7	Form of Unit Subscription Agreement	Mar 30, 2007	Austral and various purchasers of the Units	(4)

4.8	Form of Preferred Share Subscription Agreement	Jul 7, 2007	Austral and various purchasers of the Units	(7)

4.9	Warrant Agreement	Sep 30, 2007	Morgan Keegan & Company, Inc. Austral	(7)

4.10	Form of Unit Subscription Agreement	Dec 12, 2007	Austral and various purchasers of the Units	(7)

Exhibit Reference	Document	Date	Parties	Reference

4.11	Form of Unit Subscription Agreement	Jun 12, 2008	Austral and various purchasers of the Units	(7)

4.12	Share Sale Agreement	Oct 18, 2006	Shareholders of Arrowhead Energy Ltd; Austral Pacific Energy (NZ) Ltd	(4)

4.13	Share Sale Agreement	Aug 6, 2007	Shareholders of International Resource Management Corporation Limited (IRM) Austral Pacific Energy (NZ) Ltd	(7)

4.14	Variation of Share Sale Agreement	Aug 31, 2007	Shareholders of International Resource ManagementCorporation Limited (IRM) Austral Pacific Energy (NZ) Ltd	(7)

4.15	Offer of Employment	Apr 23, 2007	Austral; T B Jewell	(4)

4.16	Variation to offer of employment	May 24, 2007	Austral; T B Jewell	(4)

8	List of Subsidiaries of the Company	May 31, 2008		(7)

11	Code of Ethics	Dec 19, 2006		(4)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002			(7)

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002			(7)

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002			(7)

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002			(7)

15	Company’s reserves reporting NI51-101F1, F2, F3 (Canada)	As at December 31, 2007		(8)

(1)	Incorporated by reference, previously included in our Form 20-F for the year ended December 31, 2002.

(2)	Incorporated by reference, previously included in our Form 20-F for the year ended December 31, 2003.

(3)	Incorporated by reference, previously included in our Form 20-F for the year ended December 31, 2004.

(4)	Incorporated by reference, previously included in our Form 20-F for the year ended December 31, 2006.

(5)	Incorporated by reference, previously included in a Form 6-K filed October 26, 2006.

(6)	Incorporated by reference, previously included in a Form 6-K filed April 3, 2007.

(7)	Filed as an exhibit to this Annual Report on Form 20-F.

(8)	Incorporated by reference, previously included in a Form 6-K filed March 28, 2008.